Form 20-F
period 2016-12-31
Kitov Pharmaceuticals Holdings Ltd.
filed 2017-05-01
CIK 1614744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number 001-37643

Kitov Pharmaceuticals Holdings Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

One Azrieli Center, Round Tower, 23rd Floor, 132 Menachem Begin Road, Tel Aviv, 6701101, Israel
(Address of principal executive offices)

Simcha Rock, Chief Financial Officer
One Azrieli Center, Round Tower, 23rd Floor, 132 Menachem Begin Road, Tel Aviv, 6701101, Israel
Tel: +972-3-933-3121; Fax: +972-153-39333121
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 153,237,209 Ordinary Shares, no par value (including 21 shares held in treasury)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer☐    Accelerated filer ☐

Non-accelerated filer☐ (Do not check if a smaller reporting company)

Smaller reporting company☐    Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐    No ☐

Unless the context otherwise indicates or requires, all references to:

●	the terms “Registrant,” “Company,” “Group”, “we,” “us,” “our,” and similar designations refer to Kitov Pharmaceuticals Holdings Ltd., together with its wholly-owned subsidiary, Kitov Pharmaceuticals, and its majority owned subsidiary, TyrNovo except where otherwise stated or where it is clear that the terms mean only Kitov Pharmaceuticals Holdings Ltd. exclusive of its subsidiaries,

●	“Kitov” refers to the Registrant, together with its wholly-owned subsidiary, Kitov Pharmaceuticals,

●	“Kitov Parent”, refers to the Registrant, exclusive of its subsidiaries,

●	“Kitov Pharmaceuticals” refers to Kitov Pharmaceuticals Ltd., the wholly owned subsidiary of the Registrant,

●	“TyrNovo” refers to TyrNovo Ltd., the majority owned subsidiary of the Registrant,

●	the terms “shekels”, “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel,

●	the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States of America,

●	the terms “Euro” or “€” refer to the Euro, the lawful currency of the European Union member states,

●	“ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, no par value per share,

●	“ADS” refer to the Registrant’s American Depositary Shares,

●	“public warrants” or “Series A warrants” refer to the Registrant’s warrants listed on the NASDAQ Capital Market under the symbol KTOVW,

●	the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended,

●	the “SEC” are to the United States Securities and Exchange Commission,

●	“NASDAQ” are to the NASDAQ Capital Market, and

●	the “TASE” are to the Tel Aviv Stock Exchange.

Glossary of Industry Terms

Additionally, for convenience, the following terms used in this Annual Report Form 20-F are defined as follows:

“CMC”	Chemistry Manufacturing and Controls – The methods by which a drug substance and product are synthesized, purified, assayed, and packaged.
“cGMP”	Current Good Manufacturing Practice - minimum requirements of the FDA and other regulatory authorities for the methods, facilities, and controls used in the manufacturing, processing, and packing of a drug product that is intended for human use to ensure that the product is safe for use and has the ingredients and strength that it claims to have.
“Clinical”	Pertaining to human studies.
“Drug Product”	For the purposes of this disclosure – a drug product that has been approved by the FDA for marketing and sales within the United States.
“EGFR”

Epidermal growth factor receptor (EGFR; ErbB-1; HER1 in humans) is a transmembrane protein that is a receptor for members of the epidermal growth factor family (EGF family) of extracellular protein ligands.

“FDA”	United States Food and Drug Administration.
“Formulation”	All the active and inactive materials contained in a final medical product.
“Generic Product”	A product developed by others than the original innovator, yet contains the same active substance as the original product both qualitatively and quantitatively. Limits of the difference from the original product within which the product may be recognized by the regulations as generic are determined separately for each product by the related regulatory authorities during the approval process. Regulatory recognition of a product as a generic product is performed through the majority of approval procedures adapted to this type of product, which differ from the approval procedures applied to a new chemical entity (NCE).
“HTN”	Hypertension.
“IND”	Investigational New Drug (Application) – an application to test an experimental drug in human beings and that requires clearance by the FDA for clinical trials to be initiated.
“MAPK”	A mitogen-activated protein kinase (MAPK or MAP kinase) is a type of protein kinase that is specific to the amino acids serine, threonine, and tyrosine.
“mTOR”	A class of drugs that inhibit the mechanistic target of rapamycin (mTOR), which is a serine/threonine-specific protein kinase that belongs to the family of phosphatidylinositol- 3 kinase.
“NCE”	New Chemical Entity - a drug that contains no active moiety that has been approved by the FDA in any other application submitted under section 505(b) of the Federal Food, Drug, and Cosmetic Act.
“NDA”	New Drug Application - an application submitted to the FDA to approve marketing a new drug.
“PDX”	An animal model in which patient-derived tumor tissue at low passage are implanted in animals, used to conserve original tumor characteristics and to provide relevant predictive insights into clinical outcomes when evaluating new cancer therapies.
“Preclinical”	Drug development studies performed outside of a living organism or cell, using living cells, or appropriate animal models. The studies begin before trials in humans and assess safety, toxicity, and efficacy. Since drug development is dynamic, Preclinical studies are performed throughout the drug development lifecycle.
“Pharmacokinetics” “PK”	The study of the absorption, distribution, metabolism and excretion of a drug from the body; the pharmacokinetic indices provide, among other things, information on the extent and time of the patient’s exposure to the material. It is the study of how the body affects the drug.
“Therapeutic effect”	Measurable and meaningful change in the clinical condition of patients, resulting from the use of a certain medical drug or preparation.

FORWARD-LOOKING STATEMENTS

Some of the statements under the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F may include forward looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predicts”, “projects”, “should”, “will”, “would”, and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In addition, the section of this Annual Report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry and other sources. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, as well as the extent and number of additional studies that we may be required to conduct;

●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	a delay or rejection of an NDA for one or more of our therapeutic candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate including the impact of any change in regulation and legislation that could affect the pharmaceutical industry, and the difficulty of predicting actions of the FDA or any other applicable regulator of pharmaceutical products;

●	the research, manufacturing, preclinical and clinical development, commercialization, and market acceptance of our therapeutic candidates;

●	our ability to successfully acquire, develop or commercialize our pharmaceutical products;

●	our ability to establish and maintain corporate collaborations;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business and therapeutic candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, future revenues capital requirements and our needs for additional financing;

●	the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading and price of the Registrant’s securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products;

●	the impact of competitive companies, technologies and our industry; and

●	the impact of the political and security situation in Israel, the U.S. and other countries we may obtain approvals for our products on our business.

You should review carefully the risks and uncertainties described under the heading “Item 3. Key Information – D. Risk Factors” in this Annual Report on Form 20-F for a discussion of these and other risks that relate to our business and investing in Kitov Parent’s ADSs and public warrants. The forward-looking statements contained in this Annual Report on Form 20-F are expressly qualified in their entirety by this cautionary statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable

B.	Advisors

Not applicable

C.	Auditors

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth Kitov’s selected consolidated financial data for the periods ended and as of the dates indicated. The following selected historical consolidated financial data for Kitov should be read in conjunction with “Item 5. Operational and Financial Review and Prospects” and other information provided elsewhere in this Annual Report on Form 20-F and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

The selected consolidated statements of operations for the three years ended December 31, 2016, 2015 and 2014, and Kitov’s selected consolidated statements of financial position as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the year ended December 31, 2013, and the selected consolidated balance sheet data as of December 31, 2014 and 2013, have been derived from Kitov’s audited consolidated financial statements not included in this Annual Report on Form 20-F. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with the section of this Annual Report on Form 20-F entitled “Item 5. Operating and Financial Review and Prospects” and Kitov’s audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2016	2015	2014	2013
	(U.S. Dollars in thousands, except per share and weighted average shares data)
Statement of Operations:
Research and development expenses	4,180	2,560	3,192	109
General and administrative expenses	3,003	1,509	1,269	1,061
Stock exchange listing expense	-	-	-	1,383
Other expenses	-	-	720	-

Operating loss	7,183	4,069	5,181	2,553
Financing expense, net	4,942	133	71	75
Loss for the period	12,125	4,202	5,252	2,628
Loss per ordinary share:(1)
Basic and diluted	(0.11)	(0.22)	*(1.17)	*(1.60)

Weighted average number of ordinary shares used in computing basic and diluted loss per share (in thousands):	115,115	19,250	*4,482	*1,641

(1)	Basic loss per ordinary share is calculated by dividing the loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. There are no differences between basic and diluted loss per ordinary share since there are no dilutive potential ordinary shares.

* Unless otherwise indicated, all information contained in this Annual Report on Form 20-F gives retrospective effect to a consolidation of Kitov Parent’s share capital at a ratio of 1:13, which was effected on November 30, 2014, or the Consolidation, so that: (A) each 13 ordinary shares of Kitov Parent were consolidated into one ordinary share of Kitov Parent; and (B) each of Kitov Parent’s options (tradable and non-tradable) outstanding immediately prior to the consolidation of the share capital was adjusted by multiplying the number of ordinary shares into which such option was exercisable by 1/13 (rounded to 0.07692).

	As of December 31,
	2016	2015	2014	2013
	(U.S. Dollars, in thousands)
Balance Sheet Data:
Cash and cash equivalents	6,758	10,558	1,313	193
Working capital (*)	13,625	9,606	773	(946)
Total assets	14,914	10,812	1,759	311
Total liabilities	(1,529)	(1,383)	(986)	1,257
Accumulated deficit	(26,200)	(14,054)	(9,852)	(4,600)
Total equity (deficit)	13,385	9,429	773	(946)

(*) Working capital is defined as current assets less current liabilities

On July 11, 2013, Kitov Parent, (then known as Mainrom Line Logistics Ltd., a public shell company listed on the TASE with no assets, debt and/or liabilities) acquired the issued and outstanding shares of Kitov Pharmaceuticals. As part of the acquisition, Mainrom Line Logistics Ltd. changed its name to Kitov Pharmaceuticals Holdings Ltd. The acquisition was accounted for under IFRS as issued by the IASB, as a reverse merger, and therefore the consolidated financial statements of Kitov Parent presented in this Annual Report on Form 20-F include the financial results of Kitov Pharmaceuticals for the four years ended December 31, 2016, 2015, 2014, and 2013 and of Kitov Parent for the period from July 11, 2013 to December 31, 2016. See Item 7. Major Shareholder and Related Party Transactions – B. Related Party Transactions – Share Transfer Agreement with Kitov Pharmaceuticals” for more information.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report on Form 20-F, including Kitov’s consolidated financial statements and the related notes beginning on page F-1, which could materially affect our business, financial condition and future results. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of Kitov Parent’s ordinary shares, American Depositary Shares and public warrants could decline.

Risks Related to Our Financial Condition and Capital Requirements

We are a development stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a development stage biopharmaceutical company, and we are focused on the development of innovative pharmaceutical products. Our current therapeutic candidates are in the preclinical and clinical development stages, and have not been approved for marketing and are not being sold, marketed or commercialized. Our therapeutic candidates may require additional preclinical and/or clinical trials or other testing before we can obtain regulatory approval, if we are able to obtain regulatory approval at all. We must have regulatory approval for each product that we develop before we can sell such product. We have incurred losses from commencement of our pharmaceutical research and development activities through December 31, 2016 of approximately $26.2 million as a result of research and development activities, clinical trial related activities, investment/acquisition activities, listing for trading and fund raising related activities, general administrative and other expenses. We may incur significant additional losses as we continue to focus our resources on advancing our therapeutic candidates, including those we may acquire. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop our therapeutic candidates and obtain the required regulatory approvals in various territories and then commercialize our therapeutic candidates. We may be unable to achieve any or all of these goals with regard to our therapeutic candidates. As a result, we may never be profitable or achieve significant or sustained revenues.

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

We will need to raise additional capital to achieve our strategic objectives of developing and commercializing additional therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our future operations, develop our therapeutic candidates, seek regulatory approval that is a prerequisite to selling any product, attract development or commercial partners and retain key personnel.

Our business presently generates no revenues, and we plan to continue expending substantial funds in research and development, including CMC, preclinical and clinical trials. We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and either debt or equity financing. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of the therapeutic candidates, as well as the inherent business risks associated with our company and present and future market conditions. In addition, global and local economic and geopolitical conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs related to our therapeutic candidates, any of which may have a material adverse effect on our business, financial condition and results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

Our long term capital requirements are uncertain and subject to numerous risks.

We estimate that so long as no significant revenues are generated from our therapeutic candidates, we will need to raise substantial additional funds to acquire, develop and/or commercialize our current therapeutic candidates and any additional therapeutic candidates, as our current cash and short-term investments are not sufficient to complete the research and development of our current therapeutic candidates and any additional therapeutic candidates, and to fund our related expenses. Our long term capital requirements are expected to depend on many potential factors, including, among others:

●	the regulatory path of each of our therapeutic candidates;

●	our ability to successfully complete the required CMC development for our therapeutic candidates;

●	our ability to successfully commercialize our therapeutic candidates, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the progress, success and cost of our preclinical and/or clinical trials and research and development programs;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims;

●	the costs of developing sales, marketing and distribution channels; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to obtain approval, commercialize or out-license our therapeutic candidates or obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidates, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Regulatory Matters

If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold any therapeutic candidate or other product. We have entered into only one out-licensing agreement for manufacturing and distribution of our KIT-302 therapeutic candidate in South Korea, which is dependent upon achieving regulatory clearance for the therapeutic candidate in South Korea. Our therapeutic candidates are subject to extensive governmental laws, regulations and guidelines relating to development, preclinical and clinical trials, manufacturing and commercialization of drugs. We may not be able to obtain regulatory approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory approvals will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to limitations on the indicated uses for marketing the therapeutic candidate or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We also are, and will be, subject to numerous regulatory requirements from both the FDA and foreign state agencies that govern the conduct of preclinical and clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, approval by one regulatory authority does not ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing requirements for our therapeutic candidates than other jurisdictions. For example, even if the FDA grants its approval to market KIT-302 for certain indications of use, the South Korean regulatory authorities may impose additional requirements or place other limitations on the indications for use in South Korea, before our licensee and distributor in South Korea may commence manufacturing and selling KIT-302. Additionally, the FDA or other foreign regulatory bodies may change their approval policies or adopt new laws, regulations or guidelines in a manner that delays or impairs our ability to obtain the necessary regulatory approvals to commercialize our therapeutic candidates.

Pre-clinical, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates without completing such trials.

We have limited experience in conducting and managing the CMC, preclinical and clinical trials that are required to commence commercial sales of our therapeutic candidates. CMC, preclinical and clinical trials are expensive, complex, can take many years to complete and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned CMC, preclinical and/or clinical trials that will cause delays, including suspension of preclinical and/or clinical trials, delays in recruiting patients into the preclinical and/or clinical trials, or delay of data analysis or release of the final report. The CMC, preclinical and clinical trials of our therapeutic candidates may take significantly longer to complete than is estimated. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the CMC, preclinical and/or clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates.

In connection with the CMC, preclinical and clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks, including but not limited to:

●	delays in manufacturing the drug substance and drug product for preclinical and clinical trials;

●	delays in manufacturing the drug substance and drug product following NDA approval, if we receive such approval all;

●	delays in securing clinical investigators or trial sites for clinical trials that must be completed for us to obtain any approval that we seek;

●	delays in receiving import or other government approvals to ensure appropriate drug supply;

●	delays in obtaining institutional review board (human ethics committee) and other regulatory approvals to commence a clinical trial;

●	negative or inconclusive results from clinical trials;

●	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies and may not approve initiation of certain clinical trials;

●	an inability to monitor patients adequately during or after treatment;

●	problems with investigator or patient compliance with the trial protocols;

●	a therapeutic candidate may not prove safe or efficacious;

●	there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;

●	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

●	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;

●	the results will Left only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

●	the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates; and

●	changes to the current regulatory requirements related to clinical trials which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory approvals.

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier preclinical and/or clinical trials. As such, we do not know whether any clinical trials we may conduct will demonstrate adequate efficacy and safety sufficient to obtain regulatory approval to market our therapeutic candidates. If any of the preclinical and/or clinical trials of any therapeutic candidate do not produce favorable results, our ability to obtain regulatory approval for the therapeutic candidate may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

If we do not establish collaborations for our therapeutic candidates or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans.

Our drug development programs and the potential commercialization of our therapeutic candidates will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of our therapeutic candidates, in some or all jurisdictions. While we have entered into an out-licensing agreement for manufacturing and distribution of our KIT-302 therapeutic candidate in South Korea, we may not be successful in collaborations with other third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into or maintain development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidate or failure to develop, market and commercialize such therapeutic candidate independently will have an adverse effect on our business, financial condition and results of operation.

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

Our collaborative arrangements require us to rely on external consultants, advisors, and experts for assistance in several key functions, including preclinical and clinical development, manufacturing, regulatory, market research, and intellectual property. We do not control these third parties, but we rely on them to achieve results, which may be significant to us. Additionally, we are responsible for any quality or regulatory issue that a collaborator may have that affects one or more of our therapeutic candidates. Relying upon collaborative arrangements to develop and commercialize our therapeutic candidates subjects us to a number of risks, including:

●	we may not be able to control the amount and timing of resources that our collaborators may devote to our therapeutic candidates;

●	should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us, we could be held liable for such violations;

●	our collaborators may experience financial difficulties or changes in business focus;

●	our collaborators may experience quality or regulatory issues that negatively affect our therapeutic candidates;

●	our collaborators may fail to secure adequate commercial supplies of our therapeutic candidates upon marketing approval, if at all;

●	our collaborators may have a shortage of qualified personnel;

●	we may be required to relinquish important rights, such as local trademark, marketing and distribution rights;

●	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

●	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and

●	collaborative arrangements are often terminated or allowed to expire, which could delay the development and may increase the cost of developing our therapeutic candidates.

If any of these scenarios materialize, they could have an adverse effect on our business, financial condition or results of operations.

Our current business model is based largely upon the combination of drugs that have not been previously combined, as well as on new chemical entities (NCEs) that have not yet been administered to humans. Unexpected difficulties or delays in successfully developing or marketing such combination, and new drugs could have an adverse effect on our business, financial condition and results of operations.

We are currently focused on the combination of drugs that have not been previously combined as well as on new chemical entities that have not yet been administered to humans. Since KIT-302 has APIs that have not previously been combined into one FDA-approved drug product or used at all in a clinical setting outside the scope of a clinical trial, and our new chemical entity NT219 has never been used in a clinical setting, we cannot be certain whether KIT-302 and/or NT 219 will be safe and efficacious. In addition, we cannot be certain that the market will consider our KIT-302 combination therapeutic candidate, our new chemical entity NT219, or any other therapeutic candidate that we may develop in the future to be superior to the current gold standard of care or to treatment with the separate drug components. Any delays in perfecting the combination, the production of the combination, or in market acceptance of the combination or new chemical entities could have an adverse effect on our business, financial condition and results of operations.

In addition, as part of our strategy for growth, we may consider the acquisition of therapeutic candidates at various stages of development and in a variety of therapeutic areas. For example, on January 13, 2017, we announced that we had acquired a controlling interest in TyrNovo Ltd., a privately held Israeli developer of novel small molecules in the oncology therapeutic field. TyrNovo’s NT219 therapeutic candidate is intended to work by overcoming tumors’ cancer drug resistance and is expected to be developed to be used in combination with cancer drugs that are already approved and marketed. For more information see Item 4.B – Business Overview – NT219. We may also consider the acquisition or marketing rights of approved drug products as well. However, we may not be able to identify additional suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully. In this regard, acquisitions involve numerous risks, including difficulties in the integration of the acquired therapeutic candidates and the diversion of management’s attention from other business concerns. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to conduct our CMC, preclinical and clinical trials, and those third parties may not perform satisfactorily, including, but not limited to, failing to meet established deadlines for the completion of such clinical trials.

We do not have the ability independently to conduct CMC, preclinical or clinical trials for our product candidates, and we rely on third parties, such as contract manufacturing organizations, contract research organizations, medical institutions, contract laboratories, current and potential development or commercialization partners, clinical investigators and independent study monitors, to perform these functions. Our reliance on these third parties for development activities reduces our control over these activities. For example on March 28, 2017, we announced that due to a delay in the provision of technical documentation from an external service provider, the Company’s New Drug Application for KIT-302 for the FDA is now expected to be submitted to the FDA only during the course of Q2 2017, later than initially anticipated by the Company.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with these third parties, we continue to be responsible for confirming that each of our preclinical and clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good laboratory, manufacturing, and clinical practices (GCP), for conducting, recording and reporting the results of preclinical and clinical trials to assure that data and reported results are credible and accurate and that the clinical trial participants are adequately protected. Regulatory authorities in other jurisdictions may have similar responsibilities and requirements. Our reliance on third parties does not relieve us of these responsibilities and requirements.

To date, we believe our contract manufacturing organizations, contract research organizations and other similar entities with which we are working have generally performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial and additional costs. Accordingly, we may be delayed in obtaining regulatory approvals for our therapeutic candidates and may be delayed in our efforts to successfully commercialize our therapeutic candidates for targeted diseases.

In addition, we rely substantially on third-party data managers for the CMC, preclinical and clinical trial data that we present to regulatory authorities in order to obtain marketing authorizations. Although we attempt to audit and control the quality of third party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated. There is no assurance that these third parties will pass FDA or regulatory audits, which could delay or prohibit regulatory approval.

If third parties do not manufacture our therapeutic candidates in sufficient quantities, in the required timeframe, and at an acceptable cost, clinical development and commercialization of our therapeutic candidates would be delayed.

We do not currently own or operate manufacturing facilities, and we rely, and expect to continue to rely, on third parties to manufacture preclinical, clinical and commercial quantities of our therapeutic candidates. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our therapeutic candidates may adversely affect our future profit margins, if any, and our ability to develop therapeutic candidates and commercialize any therapeutic candidates on a timely and competitive basis.

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

We rely on third party contract vendors to manufacture and supply us with active pharmaceutical ingredients, or “APIs”, compliant with the International Conference of Harmonization Q7 guidance and applicable law, in the quantities we require on a timely basis.

We currently do not manufacture any API ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs that are used to formulate our therapeutic candidates. While there are many potential API suppliers in the market, if these suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, we could experience delays in conducting additional clinical trials of our therapeutic candidates and incur additional costs.

While there may be several alternative suppliers of API in the market, we have not conducted extensive audits and investigations into the quality or availability of their APIs. In addition we may acquire therapeutic candidates which already have long term commitments to a specific API supplier. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. Changing API suppliers or finding and qualifying new API suppliers can be costly and take a significant amount of time. Many APIs require significant lead time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next.

If we are not able to find stable, reliable supplies of our APIs, we may not be able to produce enough supplies of our therapeutic candidates, which could affect our business, financial condition and results of operation.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates.

To date, our therapeutic candidates have been manufactured in relatively small quantities by third-party manufacturers.

To date, our third-party manufacturers have manufactured sufficient quantities of KIT-302 for formulation development, PK studies, clinical trials, and the required large scale production in support of our NDA package that we intend to submit to the FDA for the purposes of approving KIT-302 for marketing and commercial sale in the United States. We are also in discussions with third-party manufacturers for the manufacture of cGMP-grade NT219. If the FDA or other regulatory agencies approve for marketing and commercial sale, KIT-302 and/or any other therapeutic candidate that we may develop in the future, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any of our therapeutic candidates that may be approved in the future in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If they are unable to successfully increase the manufacturing capacity for KIT-302 or any therapeutic candidate that we may develop in the future, or we are unable to establish alternative manufacturing capabilities, the commercial launch of any therapeutic candidates that are approved in the future may be delayed or there may be a shortage in supply.

We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities.

We and our contract manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the FDA and other foreign regulatory authorities setting forth cGMPs. These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our therapeutic candidates or drugs that may be approved in the future. We and our manufacturers may not be able to comply with applicable laws, regulations and guidelines. We and our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the U.S. Our failure, or the failure of our third-party manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates and materially and adversely affect our business, financial condition and results of operations.

Even if we obtain regulatory approvals, our therapeutic candidates will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose those approvals, and our business would be seriously harmed.

Even if our therapeutic candidates receive regulatory approval, we or our potential commercialization partners, as applicable, will be subject to ongoing reporting obligations, including pharmacovigilance, and the therapeutic candidates and the manufacturing operations will be subject to continuing regulatory review, including inspections by the FDA and other foreign regulatory authorities. The results of this ongoing review may result in the withdrawal of a therapeutic candidate from the market, the interruption of the manufacturing operations or the imposition of labeling or marketing limitations. Since many more patients are exposed to drugs following their marketing approval, unanticipated adverse reactions or serious adverse reactions that were not observed in preclinical and/or clinical trials may be observed during the commercial marketing of a therapeutic candidate that may be approved in the future.

As we develop our therapeutic candidates or commercialize our products that may be approved in the future, we may also periodically discuss with the FDA and other regulatory authorities certain clinical, regulatory and manufacturing matters and, our views may, at times, differ from those of the FDA and other regulatory authorities. For example, the FDA may seek to regulate our combination therapeutic candidates, like KIT-302, or any product we may sell or market that consist of two or more active ingredients as combination drugs under its Combination Drug Policy. The Combination Drug Policy requires that we demonstrate that each active ingredient in a drug product contributes to the product’s claimed effect. If the FDA raises questions regarding whether available data and information provided to the FDA demonstrate the contribution of each active ingredient in such combination drug products, we may be required to provide additional data, which may require us to conduct additional preclinical studies or clinical trials. If we are required to conduct additional clinical trials or other testing of our therapeutic candidates or drug products that may be approved in the future, we may face substantial additional expenses, be delayed in obtaining marketing approval or may never obtain marketing approval for such therapeutic candidate or drug products we may sell or market.

In addition, the manufacturer and the manufacturing facilities that we or our potential commercialization partners use or will use to manufacture any therapeutic candidate will be subject to periodic and unannounced review and inspection by the FDA and other foreign regulatory authorities. Later discovery of previously unknown problems with any therapeutic candidate, manufacturer or manufacturing process, or failure to comply with rules and regulatory requirements, may result in actions such as:

●	restrictions on such therapeutic candidate, manufacturer or manufacturing process;

●	warning letters from the FDA or other foreign regulatory authorities;

●	withdrawal of the therapeutic candidate from the market;

●	suspension or withdrawal of regulatory approvals;

●	refusal to approve pending applications or supplements to approved applications that we or our potential commercialization partners submit;

●	voluntary or mandatory recall;

●	fines;

●	refusal to permit the import or export of our therapeutic candidates;

●	product seizure or detentions;

●	injunctions or the imposition of civil or criminal penalties; or

●	adverse publicity or changes to the drug’s labeling.

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

Modifications to our therapeutic candidates, or to any other therapeutic candidates that we may acquire or develop in the future, are likely require new regulatory clearances or approvals before promotion or sale or may require us or our current or potential development and commercialization partners, as applicable, to recall or cease marketing these therapeutic candidates until clearances are obtained.

Modifications to our therapeutic candidates, after they have been approved for marketing, if at all, or to any other therapeutic candidate that we may develop in the future, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other foreign regulatory authorities require manufacturers of approved drugs to make and document a determination of whether or not a modification requires a new approval, supplemental application or clearance. A manufacturer may determine in conformity with applicable laws, regulations and guidelines that a modification may be implemented without pre-clearance by the FDA or other foreign regulatory authorities; however, the FDA or other foreign regulatory authorities may disagree with the manufacturer’s decision. The FDA or other foreign regulatory authorities may also on their own initiative determine that a new clearance or approval is required. If the FDA or other foreign regulatory authorities require new clearances or approvals of any drug product for which we or our current or potential development and commercialization partners previously received marketing approval, we or our current or potential development and commercialization partners may be required to recall such drug product and to stop marketing the drug product as modified, which could require us or our current or potential development and commercialization partners to redesign the therapeutic candidate and cause a material adverse effect on our business, financial condition and results of operations.

While we have negotiated a special protocol assessment, or SPA, agreement with the FDA relating to the Phase III clinical trial protocol for KIT-302, and have received minutes of a pre-NDA submission meeting with the FDA, this agreement and these minutes do not guarantee approval of KIT-302 or any other particular outcome from the final regulatory review of the study or the therapeutic candidate.

We have reached an agreement with the FDA to conduct the Phase III clinical trial for KIT-302 pursuant to an SPA agreement. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase III trials that are intended to form the primary basis for determining a therapeutic candidate’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial design and data analysis plans, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the therapeutic candidate with respect to its effectiveness and safety against the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA agreement must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA. Nevertheless, an SPA agreement does not guarantee approval of a therapeutic candidate, and approval will require that the data will convince the FDA of the safety, efficacy and need for the therapeutic candidate for each of its intended use(s). Even if the FDA agrees to the design, execution and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts. In addition, even after an SPA agreement is finalized, the SPA agreement may be modified[1], and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement. A revocation or alteration in our existing SPA agreement could significantly delay or prevent approval of our application.

Our SPA agreement with the FDA does not ensure that KIT-302 will receive marketing approval or that the approval process will be faster than conventional regulatory procedures. Further, we cannot make assurances that the reported results of our Phase III clinical trial of KIT-302, and the minutes of a pre-NDA submission meeting with the FDA which we received in May 2016, will result in any FDA approval for KIT-302. We also cannot make assurances that the uncertainty surrounding an investigation by the Israeli Securities Authority into our historical public disclosures concerning certain aspects of our Phase III clinical trial of KIT-302, will not have an impact on the FDA approval process for KIT-302 nor what impact such might be. See “Item 8 – Financial Information – Legal Proceedings”. Further, our on-going renal clinical trial (See Item 4. Information on the Company – A. History and Development of the Company – Recent Developments – Renal Clinical Trial), whose primary efficacy endpoint is comparable to that of our Phase III Clinical Trial, may produce results that are inconsistent with those of our Phase III Clinical Trial. While we believe that our Phase III clinical trial has been completed in accordance with the SPA agreement and that the data generated met the endpoints that have been agreed in the SPA agreement to represent adequate evidence of effectiveness, and while we anticipate that we will be able to satisfactorily provide the additional information requested by the FDA as part of the minutes we received following the pre-NDA submission meeting, and we believe that the investigation by the Israeli Securities Authority will not have any material impact on the FDA approval process, and while we have no reason to believe that our renal clinical trial will produce results that are inconsistent with those of our Phase III Clinical Trial, if the FDA revokes or alters its agreement under the SPA agreement, or if the FDA interprets the data collected from the clinical trial differently than we do, or if the FDA is not satisfied with the additional information we submit to them, or if the results of our renal clinical trial are inconsistent with those of our Phase III Clinical Trial, or if the Israeli Securities Authority investigation negatively impacts the NDA review process or causes questions to be raised about the validity of the data collected from the clinical trial, the FDA may not deem the data sufficient to support an application for regulatory approval, which could materially adversely affect our business, financial condition and results of operations.

We depend on our ability to identify and acquire or in-license therapeutic candidates to achieve commercial success.

Our therapeutic candidates, and our subsidiaries which own the rights to therapeutic candidates, were all acquired by us from third parties. We evaluate internally and with external consultants each potential therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently select therapeutic candidates that have the highest likelihood to achieve commercial success.

If we cannot meet our obligations under our in-license agreement with Yissum, or if other events occur that are not within our control, we could lose our rights to our NT219 therapeutic candidate, experience delays in developing or commercializing our NT219 therapeutic candidate or incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

We acquired rights to our NT219 therapeutic candidate from Yissum Research and Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”), the Hebrew University Technology Transfer Company pursuant to a license agreement. If we do not meet our obligations under this license agreement, or if other events occur that are not within our control we could lose the rights to our NT219 therapeutic candidate, experience delays in developing or commercializing our NT219 therapeutic candidate or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, Yissum is responsible under the license agreement for the filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If Yissum does not meet its obligations in a timely manner or if other events occur that are not within Yissum’s control, which impact Yissum’s ability to prosecute certain patent applications and maintain certain issued patents licensed to us, our success of developing and commercializing theNT219 therapeutic candidate, could be jeopardized, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, Yissum may decide to discontinue maintaining certain patents in certain territories for various reasons, such as a current belief that the commercial market for the therapeutic candidate will not be large or that there is a near-term patent expiration that may reduce the value of the therapeutic candidate. In the event Yissum discontinues maintaining such patents, we may not be able to enforce rights for our therapeutic candidates or protect our therapeutic candidates from competition in those territories.

Our business could suffer if we are unable to attract and retain key employees or directors.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned CMC, preclinical and/or clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. We do not maintain key-man life insurance for any of our personnel. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. Compensation packages for certain of our senior office holders are subject to approval of our compensation committee and board of directors and in certain instances of our shareholders as well. We may not be able to achieve the required corporate approvals for proposed compensation packages, further making it difficult for us to compete successfully with privately owned companies in order to attract and retain key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could prevent our business from successfully growing.

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

Kitov Parent’s subsidiary, TyrNovo, has received and may continue to receive Israeli governmental grants to assist in the funding of its research and development activities. If TyrNovo loses funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects and implementing technological improvements, which would harm our operating results and may restrict the activities of our subsidiary, TyrNovo. We may encounter difficulties in securing a commercialization partner for TyrNovo’s therapeutic candidates as the grants received from the Israeli government need to be repaid from future royalties.

Through December 31, 2016, Kitov Parent’s newly-acquired subsidiary, TyrNovo had obligations to the National Authority for Technological Innovation, or the Innovation Authority (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS) with respect to an aggregate of approximately NIS 5.5 million with respect to grants from the OCS in connection with TyrNovo’s technology. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or the Innovation Law, and the regulations and guidelines thereunder. Under the Innovation Law and the regulations thereunder, royalties of 3% to 6% on the income generated from sales of products and related services developed in whole or in part under OCS programs are payable to the OCS, up to the total amount of grants received, linked to the U.S. dollar and bearing annual interest.

The technologies licensed to TyrNovo by Yissum were developed, at least in part, with funds from these grants, and accordingly is obligated to pay these royalties on sales of any of its OCS funded products that achieve regulatory approval. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded via OCS programs and this may lead to additional royalties being payable on additional products. As of December 31, 2016, the maximum royalty amount that in general would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million, and as of such date TyrNovo has not paid any royalties to the OCS. We may encounter difficulties in securing a commercialization partner for TyrNovo’s therapeutic candidates due to the requirement to pay future royalties.

Following the full payment of such royalties and interest, there is generally no further liability for royalty payments; however, other restrictions under the Innovation Law, described in the risk factor below under “The OCS grants TyrNovo’s technology has received for research and development expenditures restrict its ability to manufacture products and transfer (including by a way of license for R&D purposes) know-how outside of Israel and require it to satisfy specified conditions. In addition, we may encounter difficulties partnering TyrNovo’s therapeutic candidates with entities outside Israel due to certain restrictions regarding manufacturing and transferring of know-how (including by a way of license for R&D purposes) outside of Israel imposed through the Israeli Government grants”, will continue to apply even after TyrNovo has repaid the full amount of royalties on the grants.

These grants have funded some of the personnel, development activities with subcontractors, and other research and development costs and expenses incurred in connection with the development of the technologies licensed to TyrNovo by Yissum. However, if these grants are not funded in their entirety or if new grants are not awarded in the future, due to, for example, OCS budget constraints or governmental policy decisions, TyrNovo’s ability to fund future research and development and implement technological improvements would be impaired, which would negatively impact our ability to develop NT219.

The OCS grants which TyrNovo’s technology has received for research and development expenditures restrict its ability to manufacture products and transfer (including by a way of license for R&D purposes) know-how outside of Israel and require it to satisfy specified conditions. In addition, we may encounter difficulties partnering TyrNovo’s therapeutic candidates with entities outside Israel due to certain restrictions regarding manufacturing and transferring of know-how (including by a way of license for R&D purposes) outside of Israel imposed through the Israeli Government grants.

The research and development efforts underlying TyrNovo’s technology have been financed, in part, through the grants received from the OCS with respect to TyrNovo’s technology. TyrNovo, therefore, must comply with the requirements of the Innovation Law.

Under the Innovation Law, TyrNovo is generally prohibited from manufacturing products developed under OCS funding outside of the State of Israel without the prior approval of the OCS and subject to payment of increased royalties, as further described in Item 4.B – Business Overview – Government Regulations and Funding. TyrNovo may not receive the required approvals for any proposed transfer of manufacturing activities. This restriction may impair TyrNovo’s ability to outsource manufacturing rights abroad.

Additionally, under the Innovation Law, TyrNovo is prohibited from transferring, including by way of license for R&D purposes, the OCS-funded know-how and related intellectual property rights outside of the State of Israel, except under limited circumstances and only with the prior approval of the OCS. TyrNovo may not receive the required approvals for any proposed transfer, and even if received, TyrNovo may be required to pay the OCS a redemption fee, which may result in significant amounts, in accordance with the formulae stipulated under the Innovation Law and related regulations, while such fee will not exceed 600% of the grant amounts plus interest.

Approval of the transfer of know-how to an Israeli company is required, and may be granted if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of know-how and the manufacturing rights outside of Israel and the obligation to pay royalties, and there will be an obligation to pay royalties to the OCS from the income of such sale transaction as part of the royalty payment obligation. No assurance can be given that approval to any such transfer, if requested, will be granted.

These restrictions may impair our ability to perform or outsource manufacturing outside of Israel, or otherwise transfer or sell TyrNovo’s OCS funded know-how outside of Israel. It may also require TyrNovo to obtain the approval of the OCS for certain actions and transactions and pay additional royalties and other amounts to the OCS. Furthermore, the consideration available to TyrNovo’s and/or our shareholders in a transaction involving the transfer outside of Israel of know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that TyrNovo is required to pay to the OCS. If TyrNovo fails to comply with the requirements of the Innovation Law, TyrNovo may be required to refund certain grants previously received along with interest and penalties, and may become subject to criminal proceedings.

The OCS is in the process of adopting rules which deal with granting of licenses to use know-how developed as a result of research financed by the OCS for R&D purposes. Such rules may have an effect on TyrNovo, with respect to the amount of payments to the OCS for the grant of sub-licenses to third parties. In addition, pursuant to Amendment No. 7, the Innovation Authority, a statutory corporation, was established on January 1, 2016 and has replaced the OCS. The Innovation Authority is authorized to change the current restrictions imposed on recipients of grants under the R&D Law with a new set of arrangements in connection with ownership obligations of know-how (including with respect to restrictions on transfer of know-how and manufacturing activities outside of Israel), as well as royalties obligations associated with approved programs. As of the date of this annual report on Form 20-F, we are unable to determine whether the Innovation Authority will promulgate new set of arrangements or adopt the arrangements which were stipulated under the R&D Law as existed prior to the amendment. Therefore, as of the date of this annual report on Form 20-F, we are unable as assess the effect, if any, of the promulgation of such arrangements on us and/or TyrNovo.

Risks Related to Our Industry

Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Even if KIT-302, NT219, or any other therapeutic candidate that we may develop in the future, are approved for commercialization, they may not be commercially viable products. For example, if we or our potential commercialization partners receive regulatory approval to market a therapeutic candidate, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the therapeutic candidate. In addition, a new therapeutic candidate may appear promising at an early stage of development or after preclinical and/or clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including:

●	difficulty in large-scale manufacturing, including yield and quality;

●	low market acceptance by physicians, healthcare payers, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

●	insufficient or unfavorable levels of reimbursement from government or third-party payers, such as insurance companies, health maintenance organizations and other health plan administrators;

●	infringement on proprietary rights of others for which we or our potential commercialization partners have not received licenses;

●	incompatibility with other therapeutic candidates;

●	other potential advantages of alternative treatment methods and competitive forces that may make it more difficult for us to penetrate a particular market segment;

●	ineffective marketing and distribution support;

●	lack of significant competitive advantages over existing products on the market;

●	lack of cost-effectiveness; or

●	timing of market introduction of competitive products.

Physicians, various other health care providers, patients, payers or the medical community in general may be unwilling to accept, utilize or recommend any of our approved therapeutic candidates. If we are unable, either on our own or through third parties, to manufacture, commercialize and market our proposed therapeutic candidates when planned, or develop commercially viable therapeutic candidates, we may not achieve any market acceptance or generate revenue.

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

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed by others may render our therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different platform or means of treating the same indications as KIT-302, NT219, or other therapeutic candidates that we may develop in the future. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

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

Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved therapeutic candidates, if any, from governmental or other third-party payers, both in the U.S. and in foreign markets. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that the use of an approved therapeutic candidate is, among others:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective, including compared to approved alternate therapies; and

●	neither experimental nor investigational.

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

Further, the Centers for Medicare and Medicaid Services (CMS) frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both the CMS and other third-party payers may have sufficient market power to demand significant price reductions.

Legislative or regulatory reform of the healthcare system in the United States may harm our future business.

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, the President signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Health Reform Law included a number of new rules regarding health insurance, the provision of health care, and conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients. Through the rule making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to tens of millions of Americans who lacked insurance coverage and to contain healthcare costs. Extending coverage to a large population could substantially change the structure of the health insurance system and the methodology for reimbursing medical services and drugs. This legislation has been one of the most comprehensive and significant reforms ever experienced by the United States in the healthcare industry, and it has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the United States government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. To the extent that our therapeutic candidates are at some point reimbursable by U.S federal government programs, this attention may result in our therapeutic candidates being chosen less frequently or the pricing being substantially lowered. Some of the provisions of the Healthcare Reform Law have not yet been fully implemented and the continued effect of the legislation is difficult to predict and, at this stage, we are unable to estimate the full extent of the direct and/or indirect impact of the legislation on us.

These structural changes could entail further modifications to the existing system of private payors and government programs (such as Medicare, Medicaid and state Children’s Health Insurance Program), creation of a government-sponsored healthcare insurance source, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs and pharmaceuticals, such as those we and our development and/or commercialization partners are currently developing. If reimbursement for our approved therapeutic candidates, if any, is substantially reduced in the future, or rebate obligations associated with them are substantially increased, our business could be materially and adversely impacted.

Extending medical benefits to those who previously lacked coverage may, in the long term, result in substantial cost to the United States federal government, which may force significant additional changes to the healthcare system in the United States. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced by decreasing the level of reimbursement for medical services or products (including those pharmaceuticals currently being developed by us or our development and/or commercialization partners), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, any therapeutic candidate for which we receive marketing approval in the future could have a materially adverse effect on our financial performance.

Several States and private entities initially mounted legal challenges to the healthcare reform legislation, and they continue to litigate various aspects of the legislation. On July 26, 2012, the United States Supreme Court generally upheld the healthcare reform legislation as constitutional. However, the Supreme Court held that the legislation improperly required the States to expand their Medicaid programs to cover more individuals. As a result, the States have a choice as to whether they will expand the numbers of individuals covered by their respective State Medicaid programs. Some States have determined that they will not expand their Medicaid programs and will develop other cost saving and coverage measures to provide care to currently uninsured residents. Many of these efforts to date have included the institution of Medicaid managed care programs. The manner in which these cost saving measures are implemented could have a materially adverse effect on our financial performance. Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux. Legislative initiatives to modify or repeal the Healthcare Reform Law and judicial challenges continue, including a recent executive order issued by the recently-elected U.S. President directing government agencies and departments to minimize the economic burden of the Healthcare Reform Law to the extent permitted by law, and, notwithstanding the recent failure of the Congress to abolish much of the Healthcare Reform Law, may continue or even increase in light of the change in administrations following the most recent presidential election. We cannot predict the impact on our business of future legal challenges to the Healthcare Reform Legislation or other changes to the current laws and regulations.

We are subject to additional federal and state laws and regulations relating to our business, and our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

Upon the commencement of marketing products in the United States, we will become subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct or will conduct our business. The laws that may affect our ability to operate include, but are not limited to, the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under government healthcare programs such as the Medicare and Medicaid programs;

●	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State health care program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State health care program;

●	the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services where that physician or its family member has a financial relationship with the entity providing the designated health service, unless an exception applies;

●	federal false claims laws that prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government healthcare programs that are false or fraudulent;

●	the so-called federal “Sunshine Act”, which requires certain pharmaceutical and medical device companies to monitor and report certain financial relationships with physicians and other healthcare providers to CMS for disclosure to the public;

●	the Federal Food, Drug, and Cosmetic Act, which, among other things, strictly regulates drug product and medical device marketing, prohibits manufacturers from marketing such products for off-label use, and regulates the distribution of samples;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers.

Further, the Healthcare Reform Law, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty of fraud or an anti-kickback violation without actual knowledge of the statute or specific intent to violate it. In addition, the Healthcare Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statue constitutes a false or fraudulent claim for purposes of the False Claims Act (31 U.S.C. 3729–3733). Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

The Healthcare Reform Law also imposes reporting requirements on certain medical devices and pharmaceutical manufacturers, among others, to make annual public disclosures of certain payments or other transfers of value to physicians and teaching hospitals and ownership or investment interests held by physicians or their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not reported. Manufacturers were required to begin data collection on August 1, 2013 and report such data to the CMS by March 31 each year. CMS made the data publicly available on its searchable database beginning in September 2014.

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

Most recently, there has been a trend in federal and state legislation aimed at requiring pharmaceutical companies to disclose information about their production and marketing costs, and ultimately in lowering costs for drug products. Several states have introduced bills that would require disclosure of certain pricing information for prescription drugs that have no threshold amount or are above a certain annual wholesale acquisition cost, and in June 2016 Vermont became the first state to pass legislation requiring certain drug companies to disclose information relating to justification of certain price increases. The U.S. Congress has also introduced bills targeting prescription drug price transparency.

Any such implementation of this type of legislation requiring publication of drug costs could materially and adversely impact our business by promoting a reduction in drug prices. As such, patients may choose to use other low-cost, established drugs or therapies.

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

Risks Related to Legal Proceedings and Intellectual Property

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

From time to time, we may also be involved in various lawsuits and legal proceedings other than intellectual property infringement actions, concerning such laws as corporate and securities laws, business laws, product liability laws, and environmental laws. On December 3, 2015, we announced that we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 (which was filed against us and our directors at the Tel Aviv District Court (Economic Division). The Motion asserts claims for damages to the holders of our securities listed on the TASE, arising due to the initial public offering of our securities in the U.S. during November 2015. Additionally, on February 16, 2017, we announced that four lawsuits and motions to approve the lawsuits as a class action lawsuit were filed against us and certain of our office holders at the Tel Aviv District Court (Economic Division), and served on us, with each such motion relating to the formal investigation by the Israeli Securities Authority (ISA) into our public disclosures. In addition, class actions lawsuits largely relating to the same matters were filed in the State of California and in the U.S. federal courts against us, our CEO and CFO, and in the California lawsuits, against the underwriters of our November 2015 initial public offering in the U.S.A. (collectively, “Investigation Motions”).

The above noted motions and class actions could result in significant legal defense costs and high punitive damage payments. Although we maintain directors’ and officers’ liability insurance, with an extension to cover the Company as well, the insurance companies may reject our claims for coverage under the policy or the coverage may not be adequate to cover future claims. Furthermore, to the extent that we may be required to indemnify our underwriters for their legal defense costs or any other damages, such indemnification would not be covered under the policy. Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate amounts. With respect to the motion from December 2015, we have been advised by our attorneys that the likelihood of the Company not incurring any financial obligation as a result of such class action exceeds the likelihood that the Company will incur a financial obligation. At this preliminary stage however, we are unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the probability of success or the scope of potential exposure, if any, of any of the Investigation Motions. For more information see “Item 8 – Financial Information – Legal Proceedings”.

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

We may be subject to material fines, penalties and other sanctions and other adverse consequences arising out of the Company’s ongoing Israeli Securities Authority investigation, related class action lawsuits and related matters.

We operate in a complex legal and regulatory environment, and any failure or possible failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings. In Israel, the Company is currently subject to a formal investigation by the Israeli Securities Authority (the “ISA” and the “Investigation,” respectively) into its public disclosures around certain aspects of the studies related to its lead therapeutic candidate, KIT-302. The Company has not yet been advised by the ISA of the full scope and focus of the Investigation. However, in order to provide additional information regarding the investigation to the Company’s investors and the public, the Company has had discussions with the ISA in order to obtain certain additional information which may be disclosed to the Company’s shareholders. Based on these discussions with the ISA, the Company believes that the Investigation with respect to the Company relates to the Data Monitoring Committee (“DMC”) appointed in connection with the Company’s Phase III trial of KIT-302.

We cannot predict at this time the impact on us as a result of the Investigation and accordingly cannot assure you that we will not be materially and adversely affected. Responding to such an investigation is costly and involves a significant diversion of management’s attention. Such proceedings are unpredictable and may develop over lengthy periods of time. Future settlements may involve large cash penalties. The ISA has a broad range of civil and criminal penalties it may seek to impose (on the Company and/or individuals), and the Company and/or officer holders may be required to pay material fines and/or penalties. The Company and/or office holders may be subject to injunctions or limitations on future conduct, or suffer other criminal or civil penalties or adverse impacts, including additional lawsuits by private litigants. Any one or more of the foregoing could have a material adverse effect on our reputation and our business, financial condition or results of operations. For more information on the Investigation see “Item 8 – Financial Information – Legal Proceedings”.

We may be unable to adequately protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of patent rights may lead us to lose market share and potential profits.

Our success depends, in part, on our ability, and the ability of our current or potential development and commercialization partners to obtain patent protection for our therapeutic candidates, maintain the confidentiality of our trade secrets and know-how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.

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

We are developing some of our therapeutic candidates in collaboration with academic and other research institutes. While we attempt to ensure that our intellectual property is protected under the terms of our collaboration agreements with such institutes, these institutes may have claims to our intellectual property.

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

The Companies Law and our amended and restated articles of association permit us to indemnify our directors and officers for acts performed by them in their capacity as directors and officers. The Companies Law and our amended and restated articles of association provide that a company may not exempt or indemnify a director or an office holder nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of (a) a breach by the director or officer of his duty of loyalty, except for insurance and indemnification where the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the director or officer of his duty of care if the breach was done intentionally or recklessly, except if the breach was solely as a result of negligence; (c) any act or omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanctions, or forfeit imposed on the officer or director. See Item 6. Directors, Senior Management and Employees – C. Board Practices – Exculpation, Insurance and Indemnification of Directors and Officers.

Kitov Parent has issued letters of indemnification to our directors and officers, pursuant to which we have agreed to indemnify them in advance for any liability or expense imposed on or incurred by them in connection with acts they perform in their capacity as a director or officer, subject to applicable law. The amount of the advance indemnity will not exceed 25% of Kitov Parent’s then consolidated shareholders’ equity, per its most recent consolidated annual financial statements.

Our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their duties as directors by shifting the burden of such losses and expenses to us. Although we have obtained directors’ and officers’ liability insurance, certain liabilities or expenses covered by our indemnification obligations may not be covered by such insurance or the coverage limitation amounts may be exceeded.

As a result of the class action motions and lawsuits or other claims which may be filed against our directors and officers, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to shareholders who may choose to bring a claim against our company. See the risk factor titled “Legal proceedings or third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from developing or commercializing our therapeutic candidates. An adverse result in these infringements and other legal challenges could have a material adverse effect on our business, results of operations and financial conditions” under the risk factor section titled “Risks Related to Legal Proceedings and Intellectual Property”.

These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their duties, and may similarly discourage the filing of derivative litigation by our shareholders against the directors and officers even though such actions, if successful, might otherwise benefit our shareholders.

In the event we do not satisfy the requirements for a tax-free merger of Kitov Pharmaceuticals with and into Kitov Parent, Kitov Pharmaceuticals may be subject to a material tax liability.

The board of directors of each of Kitov Parent and Kitov Pharmaceuticals has approved the merger of Kitov Pharmaceuticals with and into Kitov Parent, with Kitov Parent as the surviving company. Based on our analysis, the merger satisfies the requirements for a tax-free merger under Israeli tax law, which includes amongst other requirements, which are applicable to Kitov: that the merger is being considered for business and economic purposes and that the primary goal of the merge is not tax avoidance or tax reduction; compliance with certain limitations on selling off most of each of the companies’ assets should not be sold during the period two years after the end of the tax year in which the change in the structure occurs; the merged company will continue its main business activity in the same way it did prior to the merger; and operating losses carried forward (of both the participating companies) may be deducted in the reports of the merged company, at the lower of a rate of 20% of the losses transferred each year, or up to 50% of the taxable income of the merged company. In the event the Israel Tax Authority does not agree with our analysis, Kitov Pharmaceuticals may be subject to a material tax amount on account of the sale equal to the value of its assets on the date of transfer minus the cost basis for such assets. Such a tax liability may have a material adverse effect on our financial results.

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and some of our officers, employees, consultants and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. In 2008, 2012, and again in the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Political uprisings and civil resistance demonstrations in various countries in the Middle East, including Egypt, Iraq and Syria, have affected the political stability of those countries. It is not clear how this instability, will develop and how it will affect the political and security situation in the Middle East. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. The tension between Israel and Iran or extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon, may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. Parties with whom we may do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The conflict situation in Israel could cause situations where medical product certifying or auditing bodies could not be able to visit manufacturing facilities of our subcontractors in Israel in order to review our certifications or clearances, thus possibly leading to temporary suspensions or even cancellations of our product clearances or certifications. The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Kitov Parent owns a majority interest in its subsidiary, TyrNovo. As a majority shareholder under the Israeli Companies Law Kitov Parent owes certain fiduciary duties to the non-controlling shareholders of TyrNovo and must share dividends and distributions with these non-controlling shareholders. In addition, in a stay of proceedings, reorganization or bankruptcy scenario, certain controlling shareholder loans may become subordinated to other obligations of TyrNovo.

Kitov Parent presently owns a controlling majority stake in TyrNovo, as well as the majority of TyrNovo’s presently outstanding debt obligations. All the ordinary shares of TyrNovo that are not owned by Kitov Parent are privately held. In order to satisfy whatever fiduciary obligations Kitov Parent may have under applicable law or other governing documents to the non-controlling shareholders of TyrNovo, Kitov Parent endeavors to deal with TyrNovo at “arm’s-length.” Some transactions between Kitov Parent and TyrNovo, including any cancellation of such transactions, may require the approval of the boards of directors of TyrNovo and/or Kitov Parent, and, under certain circumstances, approval of the shareholders of TyrNovo and/or Kitov Parent by special vote and are subject to the receipt of applicable permits and approvals, and therefore Kitov Parent’s ability to control TyrNovo may be limited.

For example, the current articles of association of TyrNovo require that any loans taken by TyrNovo receive unanimous consent of all shareholders present at a shareholders meeting called in order to approve such loan. The same special majority would be required in order to amend such provision in the articles of association. It is unclear if these provision apply to the Convertible Loans to be provided to TyrNovo by the Company and/or Taoz, a minority shareholder of TyrNovo, pursuant to a Binding Term Sheet between TyrNovo, Taoz and Kitov Parent which was confirmed under a final judgment entered into by the Economic Division of the Tel Aviv District Court on February 9, 2017. As such, it is presently unclear if Kitov Parent and/or Taoz can make investments into TyrNovo in the form of such Convertible Loans, nor what might be the terms of any equity investments into TyrNovo in place of such Convertible Loans. For more information on the Convertible Loans and the Court approved settlement, see Item 7. Major Shareholders and Related Party Transactions B. – Related Party Transactions – TyrNovo Ltd.

In addition, any dividend or distribution from TyrNovo requires the approval of the directors of TyrNovo and may be subject to restrictions imposed other agreements to which they are party, and therefore there may be limits on the dividends or distributions Kitov Parent receives from TyrNovo and from any commercialization of NT219. In addition, in a stay of proceedings, reorganization or bankruptcy scenario, certain controlling shareholder loans may become subordinated to other obligations of the subsidiary, and Kitov Parent’s priority rights over loans it has made to TyrNovo may be pushed back in such proceedings.

Provisions of Israeli law and Kitov Parent’s amended and restated articles of association or TyrNovo’s articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, the Company or TyrNovo, or an acquisition of a significant portion of Kitov Parent’s or TyrNovo’s shares, which could prevent a change of control, and negatively affect the market price of Kitov Parent’s ordinary shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares, See “Item 10. Additional Information – B. Memorandum and Articles of Association – Provisions restricting change in control of our company” for more information.

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

Kitov Parent’s amended and restated articles of association also contain provisions that could delay or prevent changes in control or changes in our management. These provisions include matters in connection with the election and removal of directors, such as Kitov Parent’s staggered board of directors, the appointment by Kitov Parent’s board of directors of additional directors to fill vacancies on the board of directors, the size of the Kitov Parent’s board of directors, the terms of office of Kitov Parent’s directors and the special majority of Kitov Parent’s voting rights required to amend such provision in its amended and restated articles of association, See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Board of Directors and Officers” and “Item 10. Additional Information – B. Memorandum and Articles of Association – Provisions restricting change in control of our company” for additional information.

In addition, Kitov Parent has 1,000,000,000 shares of non-voting senior preferred shares authorized, which can be issued by its board of directors, who can establish conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, if any, of the non-voting senior preferred shares, without further actions by Kitov Parent’s shareholders, unless shareholder approval is otherwise required by applicable law, the rules of any exchange or other market on which its securities may then be listed or traded, its articles of association then in effect, or any other applicable rules and regulations. Furthermore, in a merger between Israeli corporations, if the non-surviving entity has more than one class of shares, the merger may need to be approved by each class of shareholders, including any classes of otherwise non-voting shares, such as the non-voting senior preferred shares authorized in Kitov Parent’s share capital.

Kitov Parent’s subsidiary, TyrNovo, has obligations to the OCS with respect to grants from the OCS for certain research and development expenditures in connection with TyrNovo’s technology. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel, which may impede our acquisition by, or a merger with, a foreign company. For more information, see the risk factors in connection with OCS funding found under “Risks Related to Our Financial Condition and Capital Requirements.”

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

Risks primarily related to our ADSs and ordinary shares and other listed securities

We have identified a material weakness in our internal control over financial reporting which, if not remediated, could adversely affect our reputation, business or stock price.

As described under “Item 15 - Controls and Procedures,” based on our evaluation of whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls, our management, including the chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures as of the end of the period covered by this annual report, reflected a material weakness in internal control over financial reporting that would require us to enhance our procedures and systems relating to financial reporting, primarily due to the factor described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

A deficiency was identified in our internal control over financial reporting related to the operation of the control to review the accounting for significant non-routine and complex transactions to ensure proper application of IFRS. This control did not operate effectively due to the lack of timely involvement of the qualified technical resources to perform the required management review. As a result, during the audit process, an error was detected in the accounting for equity and derivative instruments, which was corrected prior to filing our audited financial statements for 2016.

Although we have developed and are implementing a plan to remediate this material weakness and believe, based on our evaluation to date, that this material weakness will be remediated during 2017, we cannot assure you that this will occur within the contemplated timeframe. Moreover, we cannot assure you that we will not identify additional material weaknesses in our internal control over financial reporting in the future, nor that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports. If we are unable to remediate the material weakness, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of SEC, could be adversely affected. The occurrence of or failure to remediate the material weakness may adversely affect our reputation and business and the market price of our ordinary shares, public warrants and any other securities we may issue.

We incur increased costs as a result of operating as a public company in the U.S, and our management will be required to devote substantial time to new compliance initiatives.

Kitov Parent’s ADSs and public warrants have been traded on The NASDAQ Capital Market since November 20, 2015. As a public company whose securities are listed in the United States, we incur accounting, legal and other expenses that we did not incur as a public company listed on the TASE, including costs associated with our reporting requirements under the Exchange Act. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NASDAQ, and provisions of Israeli corporate law applicable to public companies. We expect that these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with this annual report on Form 20-F, and each subsequent annual report thereafter that we file with the SEC, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404.

We have only very recently commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

We cannot predict the outcome of evaluations we will conduct, and whether we will need to implement additional remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors and cause the market price of Kitov Parent’s ordinary shares, ADSs and public warrants to decline.

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

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2017 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we believe that we may be classified as a PFIC in the current taxable year and may be treated, or may become, a PFIC in future years. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ordinary shares or ADSs, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See “Item 10. Additional Information – E. Taxation– Passive Foreign Investment Company Consequences.”

The market price of Kitov Parent’s ordinary shares, ADSs and public warrants is subject to fluctuation, which could result in substantial losses by investors.

The stock market in general, and the market price of Kitov Parent’s ordinary shares on the TASE and its ADSs and Series A warrants on The NASDAQ Capital Market in particular, are subject to fluctuation, and changes in the price of its listed securities may be unrelated to our operating performance. The market prices of Kitov Parent’s ordinary shares on the TASE and its ADSs and public warrants on The NASDAQ Capital Market have fluctuated in the past, and we expect it will continue to do so. The market price of Kitov Parent’s ordinary shares, ADSs and public warrants are and will be subject to a number of factors, including:

●	announcements of technological innovations or new therapeutic candidates by us or others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	expiration or terminations of licenses, research contracts or other development or commercialization agreements;

●	public concern as to the safety of drugs that we, our current or potential development and commercialization partners or others develop;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if Kitov Parent’s ordinary shares or ADSs or public warrants are covered by analysts;

●	changes in government regulations or patent decisions;

●	developments by our current or potential development and commercialization partners; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of Kitov Parent’s ordinary shares and ADSs and public warrants and result in substantial losses by investors.

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

Future sales of Kitov Parent’s ordinary shares or ADSs or other warrants or convertible securities could reduce the market price of its ordinary shares and ADSs and other listed securities.

As of April 25, 2017, we had an aggregate of 164,529,717 issued and outstanding ordinary shares (including 21 dormant ordinary shares held in treasury) (such number of ordinary shares would be represented by 8,226,486 of Kitov Parent’s ADSs), no non-voting senior preferred shares, 6,835,669 Series A or public warrants, representative’s warrants to purchase 157,945 of its ADSs, which were granted to the underwriters as part of Kitov Parent’s initial U.S. offering in November 2015, placement agent’s warrants to purchase 141,176 of its ADSs, which were granted to the placement agent as part of its follow-on U.S. offering in July 2016, and 11,583,883 non-tradable options to purchase 9,932,523 ordinary shares, (such number of non-tradable options and their underlying ordinary shares would be represented by 496,626 of its ADSs). We may also issue additional ordinary shares or ADSs of Kitov Parent to the remaining shareholders of TyrNovo should we seek to acquire remaining shares of TyrNovo not currently held by us. Substantial sales of Kitov Parent’s ordinary shares or ADSs or other warrants or securities convertible into ordinary shares or ADSs, or the perception that such sales may occur in the future, including sales of ordinary shares or ADSs issuable upon the exercise of options or the conversion of convertible securities, may cause the market price of Kitov Parent’s ordinary shares or ADSs or other listed securities to decline. Moreover, the issuance of shares or ADSs in connection with the future acquisition of additional shares of TyrNovo or pursuant to the conversion or exercise of options, warrants or any other convertible securities Kitov Parent and/or TyrNovo may issue will also have a dilutive effect on Kitov Parent’s shareholders, which could further reduce the price of its ordinary shares and ADSs and other listed securities on their respective exchanges.

Future sales of TyrNovo’s ordinary shares or other warrants or convertible securities could dilute our holdings in TyrNovo, and reduce the value of TyrNovo reflected in our holdings of TyrNovo and also reduce the market price of Kitov Parent’s ordinary shares and ADSs and other listed securities.

As of April 25, 2017, Kitov Parent held a controlling equity interest in TyrNovo representing approximately 65% of its issued and outstanding share capital. In addition we held a loan to TyrNovo of $101,157, the repayment date and other terms of such which have not been determined. In addition Kitov Parent and TyrNovo entered into a Revolving Secured Facility and Pledge Agreement on March 1, 2017, pursuant to which Kitov Parent has made loans to TyrNovo in an aggregate amount of $750,000. As part of our settlement arrangements with Taoz – Company for Management and Holdings of Companies Ltd. (“Taoz”), a minority shareholder in TyrNovo, Taoz is entitled for a certain period of time to invest up to an additional $1,750,000 in TyrNovo by way of loan which are convertible into TyrNovo equity. Furthermore, in the event that Kitov Parent increases its shareholdings in TyrNovo, through the purchase of additional shares from TyrNovo’s other current shareholders, then for a certain period of time Taoz shall have the option to purchase from Kitov Parent up to 30% of such newly acquired shares in TyrNovo. Such arrangements could serve to dilute Kitov Parent’s holdings in TyrNovo. Substantial sales of TyrNovo’s ordinary shares or other warrants or securities convertible into ordinary shares of TyrNovo, may cause the holdings of Kitov Parent in TyrNovo to be diluted, and such dilution, or the perception that such sales may occur in the future, including sales of ordinary shares of TyrNovo issuable upon the exercise of options or the conversion of convertible securities into shares of TyrNovo may cause the market price of Kitov Parent’s ordinary shares or ADSs or other listed securities to decline.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable Securities and Exchange Commission and The NASDAQ Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to U.S domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ Listing Rules for U.S domestic issuers. We will follow home country practice in Israel with regard to (1) director nomination procedures, as permitted by the Companies Law, under which either our board of directors, a group of directors, or shareholder(s) holding sufficient portion of our share capital selects director nominees, subject to the terms of our amended and restated articles of association. Directors are not selected, or recommended for board of director selection, as required by the NASDAQ Listing Rules, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors, and (2) quorum requirement at shareholders’ meetings, as permitted under the Companies Law, under which and pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules. In addition, we will follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

In the future we may elect to follow additional home country corporate governance practices instead of those otherwise required under the NASDAQ Listing Rules for U.S domestic issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The NASDAQ may provide less protection than is accorded to investors under the NASDAQ Listing Rules applicable to domestic issuers.

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

In addition, we will not be required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act. As our ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”), while our ADSs and Series A warrants are traded on The NASDAQ Capital Market, we currently also report to the ISA and the TASE in accordance with the provisions of Section 35XXXIII of the Israel Securities Law, 5728-1968 and the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements, as applicable to a foreign private issuer. We intend to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. In accordance with the NASDAQ Listing Rules, as a foreign private issuer we are required to submit on a Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. Furthermore, we have committed to the underwriters of our initial U.S public offering which was completed in November 2015 that for a period of three (3) years from November 25, 2015, we, at our expense, will announce its financial information for each of the first three fiscal quarters consistent with the practices of companies which are dual-listed on both the Tel Aviv Stock Exchange and a domestic U.S. securities exchange and report in accordance with the Dual-Listed Reporting Requirements; provided that the foregoing shall not apply in the event we enter into a merger transaction in which we are the non-surviving entity that would cause our ADSs and warrants to no longer be registered under the Exchange Act. The Representative of the underwriters of our initial U.S public offering which was completed in November 2015 has previously waived the announcement by us with respect to the filing of quarterly financial information, and may issue such waivers to us in the future. It is noted that recent amendments to the Israel Securities Law and regulations enacted thereunder, dispense with the requirement for the announcement of financial results for each of the first and third fiscal quarters of a calendar year for certain smaller sized TASE listed companies which report under TASE only listed reporting requirements. We believe that, were we reporting under the TASE only listed reporting requirements (and not the Dual Listed Reporting Requirements), we would qualify for such dispensation based on our company size as set forth in the regulation. In addition the SEC has recently announced that it is seeking comment for the dispensation of the requirement for the announcement of financial results for each of the first and third fiscal quarters for certain U.S. domestic issuers. Thus it remains uncertain as to how companies dual-listed on both the Tel Aviv Stock Exchange and a domestic U.S. securities exchange, and report in accordance with the in accordance with the Dual-Listed Reporting Requirements, will continue their practices with respect to the announcements of financial information for each of the first and third fiscal quarters, and it is possible that we may adopt practices for the announcement (if any) of financial information for each of the first and third fiscal quarters which are different than what we have provided in the past.

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

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying ADSs at shareholders’ meetings if a holder of our ADSs does not vote, unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

●	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

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

Our ordinary shares and our ADSs and Series A warrants are traded on different markets and this may result in price variations.

Our ordinary shares trade on the TASE, and our ADSs and Series A warrants trade on The NASDAQ Capital Market. Trading on these markets take place in different currencies (U.S. dollars on NASDAQ and New Israeli Shekels, or NIS, on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Our ADSs and Series A warrants have little prior trading history in the U.S., and present level of market activity may not be sustained, which may limit the ability of our investors to sell our ADSs in the U.S.

Although our ADSs and Series A warrants have been traded on The NASDAQ Capital Market since November 20, 2015, the present level of market activity for our ADSs and Series A warrants may not be sustained. If an active market for our ADSs and Series A warrants is not sustained, it may be difficult for an investor to sell its ADSs, Series A warrants or the ADSs underlying the warrants being issued in this offering.

We can issue non-voting senior preferred shares without shareholder approval, which could adversely affect the rights of holders of ordinary shares.

Our amended and restated articles of association permit us to establish the rights, privileges, preferences and restrictions of future series of our non-voting senior preferred shares, which contain superior liquidation and dividend rights, and may contain other rights, including conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, equivalent or superior to our ordinary shares and to issue such non-voting senior preferred shares without further approval from our shareholders. The rights of holders of our ordinary shares may suffer as a result of the rights granted to holders of non-voting senior preferred shares that we may issue in the future. In addition, we could issue non-voting senior preferred shares containing rights that prevent a change in control or merger, thereby depriving holders of our ordinary shares of an opportunity to sell their shares at a price in excess of the prevailing market price.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ADSs or Series A warrants, the price of our ADSs or Series A warrants could decline.

The trading market for our ADSs and Series A warrants will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ADSs or Series A warrants could decline if such research or reports are not published or if one or more securities analysts downgrade our ADSs or Series A warrants or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We have broad discretion as to the use of the net proceeds from our November 2015 initial public offering in the U.S., and from our July 2016 follow-on public offering in the U.S., and may not use them effectively.

We currently intend to use the net proceeds from our November 2015 initial public offering on NASDAQ and our July 2016 follow-on public offering to expand our clinical development program, specifically with respect to our Phase III clinical trial for our leading therapeutic candidate, KIT-302, finance the CMC activities required for submitting a New Drug Application to the FDA, perform the final PK (pharmacokinetic) trial for the selected formulation of KIT-302, finance our business development activities to enable out-licensing of our leading therapeutic candidate, KIT-302, expand our clinical development pipeline for additional drug products; and for general corporate purposes, including working capital requirements. For more information, see “Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds – E. Use of Proceeds.” In addition, we intend to continue to use the net proceeds of our July 2016 follow-on public offering to fund the possible acquisition of new therapeutic candidates and for general working capital purposes. We currently have no binding agreements or commitments to complete any transaction for the possible acquisition of new therapeutic candidates. There is no certainty that we will be able to complete any transactions for the possible acquisition of new therapeutic candidates. However, our management will have broad discretion in the application of the net proceeds from the public offerings. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from the public offerings. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from the public offerings in a manner that does not produce income.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we also ceased to be a foreign private issuer in the future, for example, the requirement to hold shareholder advisory votes on executive and severance compensation and executive compensation disclosure requirements for U.S. companies. However, as a foreign private issuer, we would still be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are exempt from such requirement for as long as we remain an emerging growth company, which may be up to five fiscal years after the date of this offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the closing of our initial U.S. offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares, ADSs, or warrants less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares, ADS, or warrants less attractive as a result, there may be a less active trading market for our ordinary shares, ADS, and warrants and our share price may be more volatile.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Kitov Parent was incorporated under the laws of the State of Israel (under a previous name) on August 12, 1968 and its ordinary shares were originally listed for trading on the TASE in 1978. Our ordinary shares are currently traded on the TASE under the symbol “KTOV”, and our ADSs and our public warrants are traded on NASDAQ under the symbols “KTOV” and “KTOVW”, respectively.

In October 2012, the District Court in Lod, Israel approved the creditors arrangement in accordance with Section 350 of the Companies Law in order to effectuate the sale by Kitov Parent (then known as Mainrom Line Logistics Ltd.) of all its activities, assets, rights, obligations and liabilities to a private company held by its then controlling shareholders, and all rights of Kitov Parent’s creditors against it were extinguished. The sale was made pursuant to an arrangement between Kitov Parent and its creditors. Following such sale and a related cash distribution to Kitov Parent’s shareholders, Kitov Parent remained without any assets, debt and/or liabilities. As described in the District Court approval, in connection with the sale, on October 31, 2012, the former controlling shareholders sold control of Kitov Parent (then a shell company) to Mr. Sheer Roichman. From the completion of these transactions until the completion of the acquisition of Kitov Pharmaceuticals described below, Kitov Parent did not conduct any business activities and was a public shell company listed on the TASE with no assets, debt and/or liabilities.

Kitov Parent has a wholly owned Israeli subsidiary, Kitov Pharmaceuticals Ltd., which, together with Kitov Parent, is engaged in the research and development of KIT-302. Kitov Pharmaceuticals Ltd. was founded in June 2010, and pursuant to an Asset Purchase Agreement, dated October 13, 2010, between Kitov Pharmaceuticals and JPW PCH LLC, or JPW, JPW sold to Kitov Pharmaceuticals JPW’s rights and interests in and to U.S. and international patent applications relating to KIT-301 and KIT-302. Kitov Pharmaceuticals assumed all liabilities arising from ownership, use or exercise, of rights under, the patent applications.

On July 11, 2013, Kitov Parent acquired Kitov Pharmaceuticals Ltd. As part of the acquisition, Mainrom Line Logistics Ltd. changed its name to Kitov Pharmaceuticals Holdings Ltd. For more information regarding this transaction, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Share Transfer Agreement with Kitov Pharmaceuticals”.

On November 25, 2015, Kitov Parent completed an initial public offering on NASDAQ of ADSs and public warrants to purchase ADSs. The gross proceeds to us from this offering were approximately $13 million, prior to deducting underwriting discounts, commissions and other offering expenses.

On January 13, 2017, we announced that we had acquired a majority equity stake in TyrNovo Ltd., a privately held developer of novel small molecules in the oncology therapeutic field. For more information see, “Item 4. Information on the Company – History and Development of the Company – Recent Developments - Acquisition of TyrNovo” below.

On April 25, 2017, the boards of directors of each of Kitov Parent and Kitov Pharmaceuticals approved a merger between the two entities, with Kitov Parent remaining as the surviving entity. For more information on the proposed merger, see Item 4.C – Organizational Structure.

We had no material capital expenditures for the years ended December 31, 2016, 2015, and 2014.

Recent Developments

Issuance of Patent by USPTO

On May 12, 2016, we announced that our patent application to approve a patent relating to a drug for treating hypertension received a notice of allowance for ameliorating the elevation of blood pressure caused by a specific NSAID by the co-administration of a specific calcium channel blocker. It is possible to pursue claims to additional inventions based on the patent application by making patent filings prior to issuance of a patent on this patent application, and we have proceeded accordingly. On August 10, 2016, we announced that the United States Patent and Trademark Office (USPTO) issued patent #9,408,837 covering KIT-302. The patent, entitled “Ameliorating Drug-Induced Elevations In Blood Pressure By Adjunctive Use Of Antihypertensive Drugs,” was issued on August 9, 2016 and will have a term that can extend to February 28, 2030. We are pursuing additional claims to inventions described in U.S. Patent #9,408,837. On February 1, 2017, we announced that the USPTO issued a Notice of Allowance to us related to claims expanding the patent coverage for our lead drug candidate, KIT-302, to include oral dosage compositions containing both amlodipine and celecoxib.

July 2016 Follow-on Public Offering

On July 5, 2016, we completed a follow-on public offering of 2,378,823 Class A units and 1,150,589 Class B units, with each Class A unit consisting of one ADS and a public warrant and each Class B unit consisting of a non-listed, pre-funded warrant to purchase one ADS, or a pre-funded warrant, and a public warrant. Each Class A unit was sold at a negotiated price of $3.40 per unit, including the ADS issuance fee of $0.01 per ADS, and each Class B unit was sold at a negotiated price of $3.40 per unit, including the pre-funded warrant exercise price of $0.01 per full ADS and the ADS issuance fee of $0.01 per ADS. The pre-funded warrants were exercisable at any time after the date of issuance upon payment of the exercise price and the ADS issuance fee, and all of these pre-funded warrants have been exercised to-date. The gross proceeds to us from this offering were approximately $12,000,000, prior to deducting placement agent fees and other estimated offering expenses.

Renal Function Clinical Trial

Additional data from the Phase III clinical trial of KIT-302 suggest beneficial effects on renal (kidney) function, as compared to negative effects on renal function caused by other NSAIDS. For more information, see, “Item 4. Business Overview - Our Therapeutic Candidates – Research and Development”.

In addition, we have commenced conducting a clinical trial designed to validate and better quantify these potential beneficial renal effects. Any information obtained from this clinical trial is not intended to be a part of the information to be included in our new drug application that we expect to submit for the marketing clearance by the FDA of KIT-302 in Q2 2017. The trial analysis may further explain the synergistic antihypertensive effect, where the reduction in blood pressure demonstrated with KIT-302 was greater than that observed with amlodipine alone. Accordingly, we are conducting a double blind, placebo controlled, clinical trial intended statistically to demonstrate KIT-302’s effects on renal and vascular function, while providing us with data with respect to KIT-302 in addition to the data of the Phase III clinical trial, by utilizing a primary efficacy end-point in the renal function clinical trial comparable to that of the Phase III clinical trial. The trial is being performed in the U.K. in three groups of 15 to 45 patients (and a total of 105 patients), with each patient treated over a total period of two weeks. Group One is receiving a placebo, Group Two is being treated with a standard drug available in the market for treating hypertension (amlodipine besylate, one of the components of KIT-302), and Group Three is being treated with the two components of KIT-302 (celecoxib and amlodipine besylate). We expect to complete recruitment of the patients for this trial during the second calendar quarter of 2017.

The renal function clinical trial for KIT-302 is being conducted in medical centers in the United Kingdom on the basis of the approval of the British Regulatory Authority (MHRA), as well as the approvals of the relevant U.K. ethics committees, which we have already received.

Acquisition of TyrNovo

On January 13, 2017, we announced that Kitov Parent acquired a majority equity stake in TyrNovo Ltd., a privately held developer of novel small molecules in the oncology therapeutic field, for consideration of $2 million in cash and $1.8 million equivalent of Kitov Parent’s ordinary shares based on the closing price of Kitov Parent’s shares on the TASE on January 11, 2017, or 11,292,508 ordinary shares. We may acquire additional shares in TyrNovo from all or part of TyrNovo’s additional minority shareholders for consideration consisting of Kitov Parent’s ordinary shares in such amounts as to be agreed with the shareholders.

TyrNovo has developed NT219, a small molecule that we believe presents a new concept in cancer therapy by affecting two key oncology-related mechanisms, Insulin Receptor Substrates (IRS) 1 and 2, as well as the signal transducer and activator of transcription 3 (STAT3). In pre-clinical trials, NT219, in combination with several approved cancer drugs, displayed potent anti-tumor effects in various cancers by preventing the tumors from developing resistance to the approved drug treatments and re-sensitizing tumors to the approved drugs even after resistance is acquired. For more information regarding NT219, see, “Item 4. Business Overview - Our Therapeutic Candidates – NT219”.

B.	Business Overview

We are a development stage biopharmaceutical company currently focused on the development of:

(i)	KIT-302, a combination drug for the simultaneous treatment of two clinical conditions: pain caused by osteoarthritis and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for osteoarthritis; and

(ii)	NT219, a small molecule that uniquely targets two pathways highly involved in cancer drug resistance.

In the past, we had an additional combination drug in our pipeline, KIT-301, for which we had an active IND. Kitov Parent’s board of directors, following the recommendation of its science & technology committee recently determined not to continue the further development of KIT-301. In the board’s view, KIT-301 can be categorized as an inferior earlier generation combination drug, as compared to KIT-302, and taking into account the progress we have made with KIT-302’s development and in preparing our anticipated NDA, to be submitted to the FDA, for KIT-302, the board determined to remove KIT-301 from our development pipeline, and has directed management to update the FDA about such discontinuation of development of KIT-301.

In addition, we may consider the acquisition of therapeutic candidates at various stages of development in various therapeutic areas or currently approved drug products. We currently have no binding agreements or commitments to complete any transaction for the possible acquisition of new therapeutic candidates or approved drug products. There is no certainty that we will be able to complete any additional transactions for the possible acquisition of new therapeutic candidates or approved drug products. We may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully. In this regard, acquisitions involve numerous risks, including difficulties in the integration of the acquired therapeutic candidates and the diversion of management’s attention from other business concerns. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

We intend to seek FDA approval for the commercialization of our therapeutic candidates, and where applicable through the Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended. Where applicable, we also intend to seek corresponding regulatory paths for approval in other foreign jurisdictions. Our current pipeline consists of two therapeutic candidates: (i) KIT-302, which has recently successfully completed its Phase III clinical trial and which will be subject to review and approval by the FDA, upon filing a completed 505(b)(2) NDA and (ii) NT219, which is in a preclinical stage but will likely be subject to review and approval by the FDA upon filing a completed 505(b)(1) NDA, if at all. Upon and subject to receipt of the requisite approvals, we intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and/or territorial basis. We may also evaluate, on a case by case basis, co-development and similar arrangements, as well as independent commercialization of our therapeutic candidates.

Background on KIT-302 and NT219

KIT-302 is based on the generic drugs celecoxib and amlodipine besylate. Celecoxib, the active ingredient in the branded drug Celebrex®, is a known and approved-for-use drug designed primarily to relieve pain caused by osteoarthritis. Amlodipine besylate is a known and approved-for-use drug designed to reduce blood pressure. This combination is designed to simultaneously relieve pain caused by osteoarthritis and treat hypertension, which is one of the side effects of using non-steroidal anti-inflammatory drugs, or NSAIDs, for treating pain caused by osteoarthritis.

In January 2017, we acquired a majority of the shares in TyrNovo, a privately held Israeli developer of novel small molecules in the oncology therapeutic field. TyrNovo has developed NT219, a small molecule that presents what we believe to be a new concept in cancer therapy by affecting two key oncology-related mechanisms, Insulin Receptor Substrates (IRS) 1 and 2, as well as the signal transducer and activator of transcription 3 (STAT3). In in-vivo pre-clinical trials in PDX models, NT219, administered concomitantly with several approved oncology drugs, displayed potent anti-tumor effects in various cancers by preventing the tumors from developing resistance to the approved drug treatments and re-sensitizing tumors to the approved drugs even after resistance is acquired. For more information regarding NT219, see, “Item 4. Business Overview - Our Therapeutic Candidates – NT219”.

Our competitive strengths

The pharmaceutical market is characterized by large international pharmaceutical companies that develop a wide range of products, both generic and NCEs, which operate alongside smaller companies, such as ours, that develop a specific drug or a combination of drugs. Therefore, many small companies enter into agreements with such global companies during the drug development stage in order to continue the development or marketing of the drug, taking advantage of the financial, marketing and/or other resources available to such global companies. At the same time, the global companies tend to enter into agreements with smaller companies in order to save development time and resources. The global drug sector is a highly developed market with a turnover of hundreds of billions of U.S. dollars and intense competition. Most of the drugs we intend to develop have or are expected to have competing drugs or other therapies, developed at the same time by other companies and organizations. We are therefore exposed to competition in our field of operation. Although we believe our therapeutic candidates have advantages which our competitors’ products lack, there is a constant risk in the drug development field that a competing party will complete the development stages before we are able to develop our therapeutic candidates intended for the same disease. Moreover, a constant threat in our market is presented by new drugs that have already completed all the development stages and have already entered the market and are competing with the treatments and drugs previously available on the market.

We believe there are several advantages to the therapeutic candidates we are developing, such as:

For KIT-302:

●	providing a solution to the concerns of physicians who avoid prescribing an NSAID treatment for pain caused by osteoarthritis due to its cardiovascular side effects;

●	reassuring physicians who are concerned that their patients who are treated for osteoarthritis will also be treated for hypertension, which is a known side effect of NSAID treatments for pain caused by osteoarthritis. This is a particular concern, as hypertension is usually not accompanied by tangible symptoms, and therefore patients may not be aware of their condition or the need to treat it;

●	using one drug that also includes an active ingredient that treats hypertension either as an existing condition or as a side effect of using other drugs, ensures that the patient receives the suitable treatment for their disease and for its side effect;

●	purchasing one drug as opposed to purchasing two separate drugs may lead to financial savings for patients in the U.S. by requiring payment of just one co-payment and prescription fee as opposed to a double co-payment and prescription fee. In addition, the use of one combination drug reduces the patient’s discretion with respect to whether to purchase and use only one of the drugs and provides a comprehensive dual medical treatment in one combined drug; and

●	using calcium channel blockers in our therapeutic candidates as an antihypertensive. Calcium channel blockers are not included in the FDA Safety Information Release for NSAIDs co-administered with angiotensin converting enzyme inhibitors, or ACE inhibitors, or with angiotensin II receptor antagonists.

In addition to the aforementioned medical and economic advantages of KIT-302, we believe that KIT-302 has several commercial advantages, such as reduced development time compared to the development time of new chemical entities (NCEs) and decreased risk factors in the development process. These commercial advantages derive from the fact that combination drugs are based on known materials already approved for use by the FDA. The FDA offers a shortened regulatory procedure referred to as a “505(b)(2) NDA” to approve combination drugs. This procedure may be used to file a request to approve a product that relies on the results of the safety and effectiveness trials performed for the components of the combination in the past by others and not by the submitters of the request for approval. Accordingly, the approval process in a 505(b)(2) NDA is shorter and less expensive compared to the approval process for NCEs. In addition, the use of known, proven and safe components recognized by physicians and medical organizations, and the enhanced medical effect of concurrently treating and preventing hypertension, may shorten the time and decrease the costs usually required for the acceptance of the new product in the drug marketplace.

For NT219:

NT219 is a small molecule, and small molecules typically are less expensive to develop and have less onerous CMC as compared to large proteins or antibodies. In addition, NT219 has the potentially advantageous effect of:

●	overcoming drug resistance acquired by cancer; and

●	working in combination with multiple approved cancer therapies.

Our strategy

Our goal is to become a significant player in the development of innovative chemical drugs with a clinical and commercial added value.

Key elements of our strategy are to:

●	develop our therapeutic candidates with clinical and commercial advantages and obtain approval thereof from the FDA and other foreign regulatory authorities;

●	expand our line of therapeutic candidates through the acquisition or in-licensing of technologies, products and drugs intended to meet clinical needs, thereby utilizing the skills, knowledge and experience of our personnel to develop and enhance the value of additional products, and bring them to market efficiently;

●	capitalize on the FDA’s 505(b)(2) regulatory pathway, or other pathways that simplify the road to an NDA submission, to obtain more timely and efficient approval of our formulations of previously approved products, when applicable;

●	cooperate with third parties to both develop and commercialize therapeutic candidates in order to share costs and leverage the expertise of others; and

●	enter into sub-license agreements with international companies for potential or future therapeutic candidates based on potential upfront and milestone payments, royalties and/or other marketing arrangements, depending on product and market conditions.

Our current therapeutic candidate, “KIT-302,” and our newly-acquired therapeutic candidate, “NT219”, are described below.

KIT-302:

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

Osteoarthritis is one of the most common diseases worldwide causing physical disabilities in adults. According to data published in the Center for Disease Control (CDC) website, an estimated 26.9 million U.S. adults in 2005 were diagnosed with osteoarthritis, of which approximately 50% suffer from hypertension. Among individuals in the U.S., it is estimated that over 40% will eventually suffer from osteoarthritis in at least one joint.

The pharmaceuticals used for treating osteoarthritis include a range of drugs. The particular choice of treatment is made according to the disease severity. These can range from acetaminophen for cases of milder severity, to diclofenac, naproxen, and celecoxib for moderate severity, up to treatment with narcotics for the most severe cases.

Various non pharmacological treatments are intended to relieve the pain caused by the disease and to preserve and improve joint function. Among these treatments are changes in the patient’s life style, namely diet, physiotherapy and exercise. The objectives of these treatments are to strengthen the muscles adjacent to the joints and increase their ranges, thereby reducing body weight, and decreasing the loads on the weight carrying joints to subsequently reduce the intensity of the pain.

In some cases, the conservative non pharmacological treatments are not sufficiently helpful. In such cases, patients typically request medical treatment. According to data published on the website of the Mayo Clinic in April 2013, the most common medical treatments are the use of analgesics, such as NSAIDs, which include enzyme inhibitors, such as COX-2. NSAIDs treat inflammation by inhibiting enzymes responsible for the initiation of the development of inflammation and subsequent pain. COX-2 enzyme inhibitors are non-steroidal drugs that treat inflammation by directly inhibiting COX-2, an enzyme responsible for the development of inflammation and subsequent pain but do not target the COX-1 enzyme. Targeting selectivity for COX-2 reduces the risk of peptic ulceration, and is the main advantage of celecoxib, rofecoxib and other members of this drug class over non COX-2 selective NSAIDs.

After several COX-2 inhibiting drugs were approved for marketing, data from clinical trials revealed that COX-2 inhibitors caused a significant increase in heart attacks and strokes, with some drugs in the class possibly having worse risks than others. See “Business - Our Therapeutic Candidates – Competitive Treatments for Pain Caused by Osteoarthritis”.

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

As noted above, NSAIDs, both over-the-counter and prescription are commonly taken to manage the pain of backache, osteoarthritis, rheumatoid arthritis, headache and other painful conditions. For example, according to a study commissioned by Kitov from IMS Health, the largest vendor of U.S. physician prescribing data, between April 2015 and March 2016 there were 2,428,176 prescriptions for celecoxib dispensed in the US.

NICOX, a pharmaceutical company, has attempted to develop NAPROXCINOD ®, a naproxen-based drug intended to treat pain and to act as an anti-hypertensive. From 2005 to 2010, NICOX completed three Phase III clinical trials following a significant investment. However, the results of the trials did not meet the FDA’s requirements. Therefore, in May 2010, an outside advisory committee to the FDA recommended against approving the drug. As a result of this recommendation, and its own internal review, the FDA rejected the request for NDA approval. According to an announcement by NICOX in April 2012, pursuant to an appeal filed by NICOX in July 2011, a meeting was held in April 2012 between representatives of NICOX and the FDA, in which NICOX was informed that in order to gain approval of its drug, it must file a new NDA, that would include results from additional clinical trials, for the purpose of approving a specific dosage of the drug.

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

Hypertension (High Blood Pressure)

Hypertension is the most common chronic disease in the western world, affecting approximately thirty percent (30%) of the U.S. adult population, according to an article in Morbidity and Mortality Weekly Report. Untreated, hypertension can cause significant morbidity and mortality.

According to its physiological definition, “hypertension” is an excessive pressure applied by the blood on the walls of the blood vessels. The term hypertension refers to excessive arterial blood pressure, which is the pressure in the arteries that propels blood to body organs.

The blood pressure is created as a result of the contraction of the cardiac muscle propelling blood into the arteries, which possess a limited capacity to store the blood. Blood pressure is measured in units of mercury (Hg) millimeters (mm Hg). Diagnosing hypertension in adults requires at least two measures on two different occasions. There are two blood pressure values:

●	Systolic pressure is the peak pressure in the arteries measured in the cardiac cycle, during the contraction of the heart’s left ventricle (systole); and

●	Diastolic pressure is the lowest pressure point in the arteries measured when the heart’s left ventricle is relaxing and there is no contraction of the heart (diastole).

In the past, hypertension was generally defined as a systolic blood pressure of greater than 140 mm Hg or a diastolic blood pressure of greater than 90 mm Hg. However, as discussed below, a recently halted NIH study may result in these designated values being set lower.

The cause of hypertension in 95% of patients is unknown, and in these cases hypertension is defined as “essential hypertension”. However, some studies postulate that genetic factors and environmental factors are involved in the initial development of hypertension. These factors include high salt consumption, obesity, excessive alcohol consumption, and probably mental and behavioral factors, which may be caused by various circumstances, including working in certain professions. Extreme hypertension may lead to functional disorders, and worsening health, while the affected person does not necessarily feel it and/or is aware of it. Therefore, hypertension is often referred to as the “silent killer”.

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

Hypertension treatment methods focus on reducing the patient’s blood pressure to normal values, thereby preventing the occurrence of complications in the long term. Even a small increase in blood pressure may cause significant cardiovascular problems. For example, it has been shown that any increase in blood pressure above a systolic value of 115 mm Hg is associated with an increased risk of suffering a cardiovascular death. This finding has been repeatedly replicated and it is now established that there is no safe level of blood pressure increase above of the “normotensive baseline value” of approximately 120 systolic and 70 diastolic. The documentation of a danger of any increase in blood pressure above a value of 120/70 was recently documented in September of 2015 in a large NIH sponsored clinical trial which enrolled over 9000 patients age 50 and older. This study also documented that patients age 50 and older with systolic blood pressures greater than 120 had a greater rate of adverse cardiovascular events than did those whose systolic blood pressure was treated to levels below 120.

It has been recognized for many decades that hypertension requires treatment. This fact has been recently re-emphasized by a paper that reviewed 147 prior randomized studies of antihypertensive treatments. This meta-analysis study, concluded that the majority of the adult population with hypertension can be expected to benefit considerably from using anti-hypertension drugs.

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

Combination products manufactured and sold, which are similar to our therapeutic candidate, include:

●	Vimovo®, which was developed by Pozen Inc. and was approved by the FDA in May 2010. Vimovo® is a combination of naproxen and esomeprazole magnesium, marketed by AstraZeneca PLC worldwide (except in the U.S.) and by Horizon Pharma in the U.S., and is designed for treating both pain and preventing gastric ulcer. Vimovo’s® net sales in the U.S. reached $121 million in 2016, compared to net sales of $163 million in 2014.

●	Caduet®, a combination of Lipitor® and amlodipine, was originally developed and manufactured by Pfizer and is designated for treating both cholesterol and hypertension, with global sales of $193 million in 2015.

●	Janumet®, a combination of metformin and sitagliptin, manufactured by Merck & Co. Inc. and designated to treat diabetes, with sales of $2,201 million in 2016.

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

Our Therapeutic Candidate

Studies estimate that approximately 13.5 million patients in the U.S. alone may suffer concurrently from hypertension and chronic osteoarthritis pain in the joints, according to data published by the CDC. We are developing KIT-302 based on the generic drugs celecoxib and amlodipine besylate. Celecoxib is the active ingredient in the branded drug “Celebrex®”, a known and approved-for-use drug designed primarily to relieve pain caused by osteoarthritis. Our combination is designed simultaneously to relieve pain caused by osteoarthritis and treat hypertension, which is one of the side effects of using NSAIDs for treating pain caused by osteoarthritis. Our strategy in developing KIT-302 is based on our belief that the added anti-hypertensive drug will decrease the side effect of increased hypertension typically caused by the use of NSAIDs alone.

To date, no combination drug exists that offers the combined treatment of pain caused by osteoarthritis and hypertension. We therefore believe that KIT-302 potentially holds significant advantages over the currently available drugs in the market, due to the fact that the drug treatment of osteoarthritis together with hypertension eases the burden of the treatment process for patients by providing the ability to use one drug instead of multiple drugs concurrently, thereby increasing the patients’ ease of compliance with the required treatment.

KIT-302 is a fixed dosage combination product based on two known active ingredients (celecoxib and amlodipine besylate), the effectiveness and safety of which has been separately proven for each, and which is intended to enable the concurrent treatment of pain caused by osteoarthritis and hypertension.

On November 7, 2013, we filed with the FDA the final statistical plan for the Phase III clinical trial protocol for KIT-302 as part of the SPA procedures. On February 20, 2014, the FDA replied and indicated that the proposed data analysis of the trial’s results that we submitted to the FDA provides a suitable solution to achieve the primary endpoint of the Phase III clinical trial and to support the final request for approval, which will be submitted. As a result of the SPA process, the FDA approved the Phase III trial design for our clinical trial, and cleared our clinical trial to begin, and on June 18, 2014, we commenced the clinical trial, as described below under “Research and Development”. The Phase III clinical trial was performed using the Adaptive Trial Design method, or ATD, in accordance with the SPA. Based on the ATD format, in the first stage of the trial 150 patients were to be recruited. Then, the decision as to whether or not to add additional patients was to be based upon a statistical calculation of the preliminary data performed by an independent statistician appointed by the Company in accordance with the protocol of the clinical trial, and in accordance with the FDA’s requested and approved method as part of the SPA, as agreed upon between the FDA and the Company. Statistical analysis of the preliminary data collected in the Phase III clinical trial was performed by the independent statisticians in accordance with the clinical trial protocol, and showed that the study met the pre-specified criteria the FDA required for stopping patient enrollment and thus proceeding to the completion of the final statistical analyses. The final statistical analyses of the data demonstrated that the Phase III study of KIT-302 met its FDA approved primary efficacy endpoint with statistical significance based upon the efficacy endpoint of less than 0.001.

Below is a summary of our projected timeline for the development of KIT-302:

Current Status	2017	2018
FDA Approved SPA. Phase III clinical trial completed. CMC, including stability testing, completed. PK studies completed.	Submission of NDA to the FDA. Continuation of our business development activity.	Anticipated FDA approval for marketing

KIT-302 is based on two generic drugs (amlodipine besylate and celecoxib). Until December 2015 celecoxib was protected by patents held by Pfizer Inc. (Celebrex®). The USPTO granted Pfizer a “reissue patent” covering methods of treating osteoarthritis and other approved conditions with celecoxib, the active ingredient in Celebrex®. The reissued patent extended U.S. patent protection for Celebrex® from May 30, 2014 to Dec. 2, 2015.

We currently expect to receive approval from the FDA to market KIT-302 in 2018. As a result of this timing and because KIT-302 combines the treatment of osteoarthritis by celecoxib with amlodipine besylate, which treats the side effect of hypertension, we believe that KIT-302 may be an attractive alternative to the newly marketed generic versions of Celebrex®.

Research and Development – KIT 302

KIT-302 is a fixed dose combination drug comprised of known and approved-for-use components, the combination of which is intended simultaneously to treat the pain caused by osteoarthritis and reduce blood pressure, thereby offsetting a side effect caused by the use of NSAIDs for osteoarthritis. Following discussions with the FDA, the FDA approved a development design in accordance with the 505(b)(2) NDA track. The FDA did not require us to perform pre-clinical trials in animal models, and therefore we are required only to conduct a single Phase III clinical trial and standard pharmacokinetic trials and bioequivalence trials.

For the development of KIT-302, we performed a double blind, placebo controlled, Phase III clinical trial for testing the decrease of hypertension in patients receiving our KIT-302 therapeutic candidate. This trial was performed in the U.K. in four groups of twenty-six (26) to forty-nine (49) patients (a total of 152 patients), with each patient treated over a total period of two weeks. Group One was treated with the two components of KIT-302 (celecoxib and amlodipine besylate), Group Two was treated with a standard drug available in the market for treating hypertension (amlodipine besylate, one of the components of KIT-302), Group Three was treated with celecoxib only, and Group Four received a double placebo. The trial began in June 2014, and the final patient completed the study in November 2015.

The purpose of the trial was to show that a combination of the two components of KIT-302, as demonstrated in Group One, lowered blood pressure by at least 50% as compared to the reduction in blood pressure in patients in Group Two (treatment with amlodipine besylate only). We were not required by FDA to demonstrate or measure efficacy in treatment of pain caused by osteoarthritis. Group Three and Group Four were included for control purposes and would not be considered in evaluating the primary efficacy endpoint. The trial was conducted with off-the-shelf drugs, while the combination drug was being developed in parallel by Dexcel Ltd., or Dexcel. The trial was conducted with only one dosage of amlodipine besylate (10 mg), although based on the SPA signed with the FDA, we expect that conducting a trial with this dosage only will be sufficient to seek marketing approval from the FDA for three dosages (10mg, 5 mg, and 2.5 mg), each combined with 200 mg of celecoxib. We announced the top line trial results in December 2015, showing that we successfully met the primary efficacy endpoint of the trial protocol as approved by the FDA. Data from the trial further revealed that KIT-302 tended to reduce blood pressure more than the widely used hypertension drug amlodipine besylate alone.

The trial’s interim results demonstrated that the number of 152 patients treated was adequate to provide statistical validity and therefore, the results were final. These final results showed that in patients treated with amlodipine besylate only, there was a mean reduction in daytime systolic blood pressure of 8.8 mm Hg. In patients treated with KIT-302’s two components, there was a mean reduction in daytime systolic blood pressure of 10.6 mm Hg. Therefore, the primary efficacy endpoint of the study has been successfully achieved with a p value of 0.001.

Additional data from the trial results showed that favorable blood pressure effects of KIT-302’s two components were present in all blood pressure variables measured in the study. The data indicated that the blood pressure reduction synergy seen with combining celecoxib and amlodipine, is seen not only in the study’s primary efficacy endpoint of daytime systolic blood pressure, but was also seen from daytime diastolic blood pressure measurements and in all other blood pressure variables. After two weeks of treatment, the reduction with daytime diastolic blood pressure measurements with amlodipine alone was 5.5 mm Hg, while for patients treated with KIT-302’s components the reduction was 7.6 mm Hg. For nighttime systolic blood pressure after two weeks of treatment, the reduction with amlodipine therapy alone was 6.3 mm Hg, while for patients treated with KIT-302’s components the reduction was 10.7 mm Hg. For nighttime diastolic blood pressure after two weeks of treatment, the reduction with amlodipine besylate alone was 3.1 mm Hg, while for patients treated with KIT-302’s components the reduction was 7.2 mm Hg. Thus, the synergy in blood pressure reduction demonstrated with KIT-302’s two components was present at all times of day and with both blood pressure measures. Although celecoxib when combined with amlodipine appears to have a synergistic effect in lowering blood pressure, it appears to have the opposite effect when administered by itself. While not conclusive, we believe the medical community may take great interest in this study’s findings and its implications for pain management and hypertension.

On May 12, 2016, we announced that we received the minutes from the FDA for the pre-NDA submission meeting held during April 2016. The FDA requested that the clinical study results be reviewed to check and make sure no patients suffered adverse consequences from the enhanced blood pressure reduction resulting from the synergy of celecoxib and amlodipine. We were unable to identify of any such events occurring and intend to include a detailed review in the safety section of our NDA. In addition, to further establish safety, the FDA requested a literature search related to animal studies of celecoxib and amlodipine be included in the NDA. The FDA also requested documentation of a clinical need for KIT-302, such as by identifying how many patients receive celecoxib on a chronic basis. We will provide this documentation by using computerized patient care databases. Finally, the FDA requested that the statistical calculation for the primary efficacy endpoint be performed using an alternate mathematical technique. Our statistician has already conducted this calculation and determined that the primary efficacy endpoint was successfully met with the new calculation method.

The final and complete analyses, including the clinical study report, will be completed during the second quarter of 2017. We plan to file our NDA for marketing approval of KIT-302 with the FDA in Q2 2017.

In addition, in connection with our Development Services Agreement with Dexcel, pursuant to which Dexcel developed the formulation for KIT-302 and is performing the subsequent stability testing and manufacturing scale-up in quantities adequate for submission of an NDA to the FDA, Dexcel performed a pilot clinical bioequivalence trial, or the Pilot PK Study, and subsequently performed final conclusive pharmacokinetic (PK) bioequivalence (BE) studies, or the Final PK Studies. The objective of these studies was to check the pharmacokinetics of the combination drug in order to show that the blood levels achieved with our combination are equivalent to those obtained with the individual components. The Pilot PK Study was performed during April and May 2015, after completion of the formulation of two prototypes of KIT-302; during June 2015, we obtained the successful results of the Pilot PK Study.

The Final PK Studies, conducted under both fed and fasted conditions, using the 10 mg amlodipine component were performed between March and April 2016, and on May 10, 2016 we announced that we, together with Dexcel, had successfully completed the Final PK Studies. The Final PK Studies compared the PK of KIT-302 which is a fixed dose combination consisting of celecoxib (200 mg), indicated for osteoarthritis pain, and amlodipine (10 mg), indicated for high blood pressure, to off-the-shelf branded 200 mg celecoxib capsules and 10 mg amlodipine tablets. The results demonstrated that for both the Cmax (the maximum blood level achieved) and Area Under the Curve (the area under the concentration-time curve for drug levels), the 90% confidence intervals for both the amlodipine and celecoxib components of KIT-302 were documented to be between 80% and 125% of the values obtained with the off-the-shelf drugs, thus meeting the FDA’s standard for establishing bioequivalence. A similar PK bioequivalence study for KIT-302, containing a lower dosage (2.5 mg) of amlodipine, was completed during the third quarter of 2016, and showed similar bioequivalence results to those found in the Final PK Study. See “Item 4. Information on the Company – B. Business Overview – Development Services Agreement with Dexcel” below for more information.

On June 28, 2016, we announced that Dexcel had successfully completed an initial stability study for KIT-302. On December 7, 2016, we announced that Dexcel completed a study of nine pivotal batches of KIT-302 demonstrating stability for six months, which is required to submit our NDA to the FDA.

The Phase III clinical trial for KIT-302 was conducted in medical centers in the United Kingdom on the basis of approvals received from the British Regulatory Authority (MHRA) and the U.K. ethics committees. It is not currently known whether the European regulatory authorities will require additional studies in order to grant their approval to market KIT-302 in Europe.

Additional data from the Phase III clinical trial of KIT-302 also suggest beneficial effects on renal (kidney) function, as compared to negative effects on renal function caused by other NSAIDS. Greater reduction in plasma levels of creatinine was observed in patients in the KIT-302’s two components arm (-3.22 umol/L) compared to creatinine reduction observed in patients in the amlodipine arm (-2.55 umol/L), suggesting better renal function. In addition, peripheral edema, a known side effect of calcium channel blockers such as amlodipine, was reported in 15.6% of patients receiving amlodipine alone, but in only 8.2% of patients receiving KIT-302’s two components, suggesting that KIT-302 may protect against the amlodipine side effect of causing fluid retention by the kidneys. It is recognized that such an effect could explain at least in part, the synergistic blood pressure reducing effect of KIT-302 over therapy with amlodipine alone.

Although not intended as part of the information to be included in our new drug application that we expect to submit in Q2 2017 for the marketing clearance by the FDA of KIT-302, we have commenced conducting a clinical trial designed to validate and better quantify these potential beneficial renal effects. The trial analyses may further explain the synergistic antihypertensive effect, where the reduction in blood pressure demonstrated with KIT-302’s two components was greater than that observed with amlodipine alone. Accordingly, we are conducting a double blind, placebo controlled, clinical trial intended statistically to demonstrate KIT-302’s effects on renal and vascular function, while providing us with data with respect to KIT-302 in addition to the data of the Phase III clinical trial, by utilizing a primary efficacy end-point in the renal function clinical trial comparable to that of the Phase III clinical trial. The trial is being performed in the U.K. in three groups of 15 to 45 patients (and a total of 105 patients), with each patient treated over a total period of two weeks. Group One is receiving a placebo, Group Two is being treated with a standard drug available in the market for treating hypertension (amlodipine besylate, one of the components of KIT-302), and Group Three is being treated with the two components of KIT-302 (celecoxib and amlodipine besylate). We expect to complete recruitment of the patients during the second calendar quarter of 2017 and to receive the interim results of the trial approximately up to eight weeks after completion of patient treatment.

The renal function clinical trial for KIT-302 is being conducted in medical centers in the United Kingdom on the basis of the approval of the British Regulatory Authority (MHRA), as well as the approvals of the relevant U.K. ethics committees, which we have already received.

On September 7, 2016, we entered into an additional Work Order with Java Clinical Research Ltd., or Java, a contract research organization based in Dublin, Ireland, under our Master Research Services Agreement with Java, the term of which was extended by such Work Order. Pursuant to the Work Order Java will manage the renal function clinical trial for KIT-302, including preparation and filing of the requests to the ethics boards and the necessary regulatory bodies of the U.K., recruiting the trial participants, employment of the primary researchers, identification and evaluation of the medical centers and their subsequent management throughout the trial period and overall management of the trial process through its completion. We also have directly engaged with third party medical centers for the performance of our renal function clinical trial being managed by Java. The Master Research Services Agreement will remain in effect until Java has provided all services through the completion of our renal function clinical trial. The parties have customary termination rights and either party may terminate the Master Research Services Agreement (or any work thereunder) upon 60 days’ notice. In addition, on July 26, 2016, we entered into a new services agreement with DABL Limited, or DABL, an Irish company based in Dublin, Ireland, in the ambulatory blood pressure monitoring technologies field, in connection with the renal function clinical trial. According to the agreement, DABL will provide protocol consultation services and coordinate the ambulatory blood pressure monitoring (ABPM) procedures and the analysis of the blood pressure tests during and after our renal function clinical trial. The services agreement will remain in effect until DABL has provided all services provided for in the agreement. However, we may terminate the agreement at any time upon 90 days’ notice, and both parties have customary termination rights. We estimate that the total cost of the agreement with Java, as well the cost of all other service providers with respect to the renal function clinical trial, will amount to approximately $1.8 million, assuming completion of the clinical trial as anticipated.

In order to market or sell our KIT-302 therapeutic candidate in Europe, we must apply to an applicable European country’s regulatory authorities with a request to approve KIT-302 according to the Mutual Recognition Procedure (MRP), which is a procedure applied by European Directive No. 2001/83/EC that enables access to medicinal products (drugs) in 27 countries of the European Union. The MRP approval process requires the applicant to receive approval in one of the EU countries and then apply for recognition of the other member countries to acknowledge the approval within their territory. It is not currently known whether the European regulatory authorities will require additional studies in order to grant their approval to market KIT-302 in Europe.

The Company has engaged an external consultant to assist the Company in applying for regulatory approval of KIT-302 in Europe. As part of this process, the Company is scheduled to meet with regulatory authorities in Sweden and the UK in the second quarter of 2017. At that meeting, the applicability of the Company’s current data for obtaining marketing authorization in various EU countries will be discussed. Following this meeting, a plan will be finalized for obtaining regulatory approval for marketing in EU countries.

Competitive Treatments for Pain Caused by Osteoarthritis

The competition for KIT-302 is expected to come from the oral anti-arthritic market, or more specifically the traditional non-selective NSAIDs (such as naproxen and diclofenac), traditional NSAID/gastroprotective agent combination products or combination product packages (such as Vimovo®, Arthrotec®, Prevacid® and NapraPAC™) and the most common COX-2 inhibitor in the U.S. market, Celebrex® (including generic versions of Celebrex®). In 2016, global sales of branded celecoxib (Celebrex® by Pfizer, and Celecox® by Astellas) were $733 million and $423 million, respectively, out of which $116 million were in the US (by Pfizer) and $423 million in Japan (by Astellas).

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

License Agreement for Territory of South Korea

On March 8, 2017, we announced that the Company signed a definitive License Agreement KIT-302, for the territory of South Korea, with Kuhnil Pharmaceutical Co., Ltd. (“Kuhnil”). Upon receipt of marketing authorization in South Korea, Kuhnil will have the exclusive right and license to manufacture, distribute and sell KIT-302 in South Korea. Kuhnil will be responsible for seeking regulatory approval for KIT-302 in South Korea. Under the terms of the license agreement, Kitov is entitled to receive milestone payments upon achievement of certain predefined regulatory milestones, as well as double digit royalties in a range between ten and twenty percent of net sales. The initial term of the definitive agreement with Kuhnil is for ten years from the date of first commercial sale and shall automatically renew for an additional one-year term. Commercial launch in South Korea is estimated to take place in 2019.

In addition to our internal business development team, we have engaged consultants which are assisting us with finding other potential collaboration partners for KIT-302 in various markets world-wide.

NT219

In January 2017, we acquired a majority of the shares in TyrNovo which is developing the NT219 therapeutic candidate. NT219 is a small molecule that presents what we believe is a new concept in cancer therapy by promoting the degradation of two oncology-related checkpoints, Insulin Receptor Substrates (IRS) 1 and 2 as well as the inhibition of signal transducer and activator of transcription 3 (STAT3). In pre-clinical trials, NT219, in combination with several approved cancer drugs, displayed potent anti-tumor effects and increased survival in various cancers by preventing the tumors from developing drug resistance and restoring sensitivity to the drugs after resistance is acquired. The NT219 technology has been tested in a number Patient-Derived Xenograft (PDX) models where human primary cancer cells or biopsies are taken and transplanted into mice and then used to test various cancer drugs.

Below is a summary of our current projected timeline for the development of NT219:

Current Status	2017	2018
Efficacy demonstrated in various PDX models. Additional experiments ongoing. Academic collaborations established. CMC and toxicology work initiated.	Complete CMC for preclinical studies. Begin required preclinical toxicology studies. Conduct preIND meeting with FDA.	Complete cGMP manufacturing of drug for clinical trials. Complete preclinical studies. Submit IND. Initiate clinical trials.

Background on Cancer Drug Resistance

The following paragraphs are high-level summaries of the therapeutic areas we are currently investigating for NT219:

Solid malignancies (e.g., pancreatic, colon and non-small cell lung cancer). According to the Journal of Oncology Practice, in 2020 roughly 1 in every 19 people worldwide will either be diagnosed with a solid tumor or be a cancer survivor. According to the American Cancer Society, lung cancers are the most common cause of cancer deaths worldwide, while pancreatic cancers are the third most common cause of cancer-related deaths in the United States. Pancreatic, colon and non-small cell lung malignancies have high mortality rates and poor five-year survival prognosis. Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested.

Tumor Resistance to Cancer Therapies. Resistance to chemotherapy and to targeted therapies is a major problem facing current cancer research. The mechanisms of resistance to ‘classical’ cytotoxic chemotherapeutics and to therapies that are designed to be selective for specific target proteins share many features, such as alterations in the drug target, activation of pro-survival pathways and ineffective induction of cell death.

Recent evidence suggests that among other mechanisms of resistance, inhibition of central oncological target kinases such as EGFR, MEK and mutated-BRAF could trigger feedback activation of STAT3 and IRS-to-PI3K/AKT, major survival pathways that bypass (prevent) the anti-cancer effects of various drugs.

IRS. Insulin Receptor Substrate (IRS) is a junction protein that mediates various mitogenic and anti-apoptotic signals mainly from Insulin-like Growth Factor-1 Receptor (IGF1R) and Insulin Receptor (IR), but also from other oncogenes such as v-Src and ALK-fusion proteins. IRS expression is often increased in human tumors, such as prostate, pancreatic, liver, renal and ovarian cancer. Resistance to several anti-cancer therapies (e.g. inhibitors of EGFR, MEK, mutated-BRAF, mTOR, as well as chemotherapy) may be mediated by IRS up-regulation, as demonstrated in peer reviewed research articles which have been published in scientific journals.

STAT3. Signal transducer and activator of transcription 3 (STAT3) plays crucial roles in several cellular processes such as cell proliferation and survival, and has been found to be aberrantly activated in many cancers. Much research has explored the leading mechanisms for regulating the STAT3 pathway and its role in promoting tumorigenesis. Evidence suggests that feedback activation of STAT3 plays a prominent role in mediating drug resistance to a broad spectrum of targeted cancer therapies and chemotherapies.

Mechanism of Action – NT219

The NT219 therapeutic candidate is a small molecule that we believe presents a new concept in cancer therapy by promoting the degradation of two oncology-related checkpoints, IRS1 and IRS2 as well as the inhibition of STAT3. While targeted anti-cancer drugs inhibit the “ON” signal, NT219 activates the “OFF” switch, extensively blocking major oncogenic pathways.

Elimination of IRS proteins and blockage of STAT3 by NT219 could potentially prevent resistance to multiple anti-cancer drugs, extend the duration of effective drug treatment, and restore drug sensitivity in resistant tumors.

IRS down-regulation can be mediated by several oncogenic pathways (MAPK, mTOR, EGFR etc). Blockade of these pathways by various drugs, could inhibit serine phosphorylation of IRS, leading to the activation of IRS to AKT survival bypass. Therefore, elimination of IRS1/2 by NT219 potentially could prevent resistance and prolong the tumor’s response to various targeted drugs, as depicted below:

There have been reports in peer reviewed academic literature describing the involvement of Insulin-like Growth Factor-1 Receptor (IGF1R) up-regulation in drug-resistance. In these cases blockage of IGF1R direct substrates, IRS1/2, by NT219 could potentially overcome drug resistance.

The same principal is true for STAT3. Feedback activation of STAT3 is a common cause of resistance to many targeted cancer therapies (such as the inhibitors of EGFR, MEK, HER2) and chemotherapies. Combining these cancer therapies with NT219, which disrupt this feedback mechanism, could potentially enhance cell death and delay resistance, suggesting a co-treatment strategy that may be broadly effective in oncogene-addicted tumors.

Preclinical results - NT219

In pre-clinical trials, NT219, in combination with several approved cancer drugs, displayed potent anti-tumor effects and increased survival in various cancers by preventing the tumors from developing drug resistance and restoring sensitivity to the drugs after resistance is acquired. The NT219 molecule has been tested in a number Patient-Derived Xenograft (PDX) models where human primary cancer cells or biopsies are taken and transplanted into mice and then used to test various cancer drugs. NT219 has shown efficacy in various PDX models originated from non-small cell lung cancer (NSCLC), sarcoma, melanoma, pancreatic, head & neck and colon cancers.

Efficacy of NT219 was demonstrated in combination with three major families of oncology drugs:

1)	Antibodies such as the anti-epidermal growth factor receptor (EGFR) antibody (Erbitux®);

2)	Kinase Inhibitors such as blockers of EGFR (Tagrisso®, Tarceva®), MEK (Mekinist®), Mutated BRAF (Zelboraf®), and mTOR inhibitors such as Afinitor®; and

3)	Chemotherapy agents such as Gemzar®, 5FU, and Oxaliplatin.

Below are two examples of results obtained with NT219 in PDX models. In the head and neck cancer model treatment with NT219 in combination with Elrotinib (trade name Tarceva®, an anti EGFR drug approved for various oncology indications; left panel) resulted in overcoming drug resistance and lower volume of the tumor, compared to the treatment arm with Erlotinib alone. Similar results are depicted on the right panel where NT219 was tested in a pancreatic cancer PDX model where combination of NT219 with gemcitabine (a chemotherapy agent approved for pancreatic cancer) resulted in decreased tumor volume compared to those obtained with gemcitabine alone.

The above are examples only, and do not serve as indication of the nature of the cancers that we expect NT219 to be tested on, or to eventually assist in treating. Prior to the commencement of a Phase 1 study and following a pre-IND to be conducted with the FDA, we will narrow the scope of which concomitant cancer drug or drugs NT219 will be combined in our prospective clinical trials.

Competitive Oncology Drugs in Development that Target IRS1/2 or STAT3

While we are not familiar with other molecules which act as dual inhibitors of both IRS1/2 and STAT3, or lead to degradation of IRS1/2, and which are in late stage of development, there are several therapeutic candidates in development which target either upstream target of IRS1/2 as Insulin Like Growth Factor 1 Receptor (IGF1R), such as Dalotuzumab (a recombinant humanized monoclonal antibody, developed by Merck & Co for metastatic breast cancer), or target STAT3 such as Napabucasin (which is developed by Boston Biomedical and designed to inhibit cancer stem cell pathways), which are currently at Phase III clinical trial state for metastatic pancreatic and colon cancers. There are also other therapeutic candidates that target these pathways, which are mostly in early stage of development.

Since we have not yet selected any final clinical indication, and no target drug has been chosen to be administrated in combination with NT219, we are at this preliminary stage unable to determine the future competitive landscape of this therapeutic candidate.

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

Kitov

Kitov owns two U.S. patents and we expect to be pursuing additional international patent applications relating to our lead drug candidate, KIT-302. The following is a brief description of Kitov’s patent and trademark-related intellectual property:

On August 10, 2016, we announced that the United States Patent and Trademark Office (USPTO) issued patent #9,408,837 covering KIT-302. The patent, entitled “Ameliorating Drug-Induced Elevations In Blood Pressure By Adjunctive Use Of Antihypertensive Drugs,” was issued on August 9, 2016 and is expected to have a term that can extend to February 28, 2030. The patent includes claims covering methods of ameliorating celecoxib-induced elevation of blood pressure by administering celecoxib and amlodipine separately or in combination.

On February 1, 2017, we announced that the USPTO issued a Notice of Allowance to Kitov related to claims expanding the patent coverage for our lead drug candidate, KIT-302, to include oral dosage compositions containing both amlodipine and celecoxib. This patent is a divisional of the ’837 patent and is expected to have a similar patent term as that of patent #9,408,837.

We anticipate that in the near future, we will be filing an international patent application, in partnership with Dexcel Ltd., which is related to pharmaceutical formulations of celecoxib and amlodipine and methods of preparing the same.

We have applied to the USPTO for registered trademarks for two possible trade names for KIT-302 and have also submitted these names to the FDA for approval.

TyrNovo

TyrNovo’s patent and patent application portfolio includes five patent families, covering compounds that modulate protein kinase signaling and their use in treatment of protein kinase related disorders, including cancer and neurodegenerative disorders.

●	Patent Family 1 was filed on December 4, 2007 (PCT filing date). The priority date is December 4, 2006. This family is directed to compounds modulating the insulin like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. National phase counterparts exist in Europe (EP 2125712) and the United States (US 8,058,309), both of which are now granted with a maximum term of December 4, 2027 (not including any available patent term extension (PTE)). The European patent was validated in France, Germany, Switzerland and the United Kingdom.

●	Patent Family 2 was filed on June 7, 2009 (PCT filing date). The priority date is June 5, 2008. This family is also directed to compounds modulating the insulin like growth factor receptor signaling, and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. This patent family specifically discloses and claims NT-219. National phase counterparts exist in Europe (EP 2285774), the United States (US 8,637,575) and Israel (IL 209638), all of which are now granted with a maximum term of June 7, 2029 (not including any available PTE). The European patent was validated in France, Germany, Italy, Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 3 was filed on December 27, 2011 (PCT filing date). The priority date is December 27, 2010. This family is directed to compounds having a benzo[e][1,3]thiazin-7-one core, and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. National phase counterparts exist in Europe (EP 2658847) and the United States (US 9,073,880), both of which are now granted with a maximum term of December 27, 2031 (not including any available PTE). The European patent was validated in France, Germany, Italy, Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 4 was filed on July 13, 2014 (PCT filing date). The priority date is July 14, 2013. This family is directed to use of the compounds disclosed in Patent Families 1-3, for the treatment of neurodegenerative diseases, including Alzheimer’s disease. National phase applications were filed in Europe (EP 3021944), the United States (US2016/0158243) and Israel (IL 243566). All of these applications are now pending. Any patent issuing from these applications will have a maximum patent term of July 13, 2034.

●	Patent Family 5 was filed on February 4, 2016 (PCT filing date). The earliest priority date is February 5, 2015. This family is directed to combinations of the compounds disclosed in Patent Families 1-3, acting as dual modulators of Insulin Receptor Substrate (IRS) and signal transducer and activator of transcription 3 (STAT3), with various targeted drug families (inhibitors of Epidermal Growth Factor Receptor (EGFR), mammalian target of rapamycin (mTOR); mitogen-activated protein kinase (MEK) or mutated B-Raf), as well as chemotherapeutic agents (Gemcitabine, 5-FU, Irinotecan and Oxaliplatin), and use of such combinations for the treatment of cancer. The combinations can be used to treat tumors that have developed resistance to these anti-cancer drugs, to prevent acquired resistance of a tumor to these drugs, or to prevent tumor recurrence following cease of treatment with these drugs. The present invention further relates to the treatment of cancer using combination therapy comprising a dual modulator of IRS and STAT3, in combination with an immunotherapy agent, and can be used to sensitize a tumor to immunotherapy. The deadline to enter the national phase is August 5, 2017.

Exclusive License Agreement with Yissum.

On August 15, 2013, TyrNovo entered into a license agreement with Yissum, which was subsequently amended on April 8, 2014 and March 16, 2017, pursuant to which Yissum has granted TyrNovo an exclusive, license (with the right to sublicense) for the development, use, manufacturing and commercialization of products using certain patents and know-how owned by Yissum and patent applications filed by Yissum in connection with unique inhibitors of the IGF-1R Pathway (the “Yissum License Agreement”).

Under the terms of the Yissum License Agreement, Yissum shall retain the ownership of the Licensed Technology (as such term is defined therein). All rights in the results of the activities carried out by TyrNovo or third parties in the development of these products (and certain results obtained under material transfer agreements signed by TyrNovo and Yissum (the “TyrNovo MTAs”)) shall be solely owned by TyrNovo (unless an employee of the Hebrew University of Jerusalem or each of its branches is an inventor of any of the patents claiming such results, in which case they shall be owned jointly by Yissum and TyrNovo). TyrNovo has the right to grant sub-licenses to third parties in accordance with the terms set forth in the Yissum License Agreement.

TyrNovo has agreed to compensate Yissum for past patent expenses in a certain amount by no later than December 31, 2018. Yissum controls the prosecution, maintenance and enforcement of all the licensed patent rights. TyrNovo has the first right but not the obligation to take action against an infringement of a licensed patent right, if TyrNovo does not do so, Yissum may undertake such action at its own expense.

TyrNovo has agreed to pay Yissum a percentage of “net sales” as royalties and to pay Yissum a percentage of the income that it receives from granting sub-licenses to third parties. Additionally, in the event of an M&A prior to an IPO, TyrNovo will be required to pay Yissum a percentage of the proceeds received under such M&A. In the event of an IPO, then prior to the closing of such IPO. TyrNovo shall issue to Yissum such number of ordinary shares equal to a certain percentage of all TyrNovo shares.

TyrNovo is required to indemnify Yissum, the Hebrew University of Jerusalem, their directors, employees, their executive officers, consultants or representatives and any other persons acting on their behalf under the license against any liability, including product liability, damages, losses, expenses, fees and reasonable legal expenses arising out of the TyrNovo’s actions or omissions or which derive from its use, development, manufacture, marketing, sale or sublicensing of any licensed product, licensed technology, and certain information obtained under the TyrNovo MTAs, or exercise of the Yissum License Agreement, and the TyrNovo MTAs.

TyrNovo has agreed to maintain, and to add Yissum as an additional insured party with respect to, clinical trials, comprehensive general liability and product liability insurance as well as an insurance policy with respect to the foregoing indemnification prior to the time when it commences clinical trials and concludes its first commercial sale.

The term of the Yissum License Agreement shall expire upon the later of (i) the date of expiration in such country of the last to expire licensed patent included in the licensed technology; or (ii) the end of a period of 15 year of the first commercial sale in such country, while the license granted under the Yissum License Agreement will terminate upon the later of (unless the license has been earlier terminated or expired) (i) the date of expiration in such country of the last to expire licensed patent included in the licensed technology; (ii) the date of expiration of any exclusivity on the product granted by a regulatory or government body in such country; or (iii) the end of a period of 15 year of the first commercial sale in such country.

TyrNovo has the right to terminate the Yissum License Agreement upon a prior written notice. Either party has the right to terminate the Yissum License Agreement if the other party is in material breach and has not cured such material breach within a certain amount of days as of the receipt of a written notice notifying it of such breach. Additionally, Yissum has the right to terminate the Yissum License Agreement immediately in the event that TyrNovo does not comply with its obligation (following a certain amount of months cure period) to use commercially reasonable efforts to develop and commercialize the products; if an attachment is made over the majority of TyrNovo’s assets or if execution proceedings are taken against TyrNovo and are not set aside within a certain amount of days; or if TyrNovo challenges in any forum the validity of one or more of the licensed patents. Upon termination of the Yissum License Agreement, TyrNovo shall assign to Yissum all the results obtained during the development of the product. If Yissum licenses to third parties such results, then TyrNovo shall be entitled to a percentage of the net proceeds actually received by Yissum from such third parties, up to an amount covering TyrNovo’s expenses incurred during the development of such assigned results.

Market exclusivity

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

Government Regulations and Funding

Pharmaceutical companies are subject to extensive regulation by foreign, federal, state and local agencies, such as the FDA in the U.S., the Ministry of Health in Israel, or the various European regulatory authorities. The manufacture, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. Additionally, in the U.S., we must follow rules and regulations established by the FDA requiring the presentation of data indicating that our products are safe and efficacious and are manufactured in accordance with current good manufacturing practices cGMP regulations. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted. We and our manufacturers and clinical research organizations may also be subject to regulations under other foreign, federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act.

These regulatory requirements impact our operations and differ from one country to another, so that securing the applicable regulatory approvals of one country does not imply the approval of another country. The approval procedures involve high costs and are manpower intensive, usually extend over many years and require highly skilled and professional resources.

U.S. Food and Drug Administration Approval Process

The steps usually required to be taken before a new drug may be marketed in the U.S. generally include:

●	completion of pre-clinical laboratory and animal testing;

●	completion of required chemistry, manufacturing and controls testing;

●	the submission to the FDA of an IND, the application for which must be evaluated and found acceptable by the FDA before human clinical trials may commence;

●	performance of (or reference to) adequate and well-controlled human clinical trials and studies to establish the safety, pharmacokinetics and efficacy of the proposed drug for its intended use;

●	submission and approval of an NDA; and

●	agreement with FDA of the language on the package insert.

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

The clinical testing of a drug product candidate generally is conducted in three sequential phases prior to approval, but the phases may overlap or be combined. A fourth, or post approval, phase may include additional clinical studies. The phases are generally as follows:

●	Phase I. The Phase I clinical trial is generally conducted on 8-20 healthy volunteers. Phase I clinical trials typically involve administering escalating doses of the therapeutic candidate in the healthy volunteers to assess safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients;

●	Phase II. The Phase II clinical trial involves administering the therapeutic candidate to a small population of sick patients to identify possible adverse events, or safety risks, and preliminary indicia of efficacy for the targeted disease or condition;

●	Phase III. The Phase III clinical trial usually comprises multi-center, double-blind controlled trials in hundreds or even thousands of subjects at various sites to assess as fully as possible both the safety and effectiveness of the drug. Specifically, the Phase III clinical trial is intended to make a comparison between the therapeutic candidate and the standard therapy and/or placebo. These trials are intended to establish the overall benefit/risk profile of the product and provide an adequate basis for product labeling; and

●	Phase IV. In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase IV clinical trials.

Clinical trials must be conducted in accordance with the FDA’s good clinical practices, or GCP, requirements. The FDA may order the temporary or permanent discontinuation of a clinical study at any time or impose other sanctions if it believes that the clinical study is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. An institutional review board, or IRB, generally must approve the clinical trial design and patient informed consent at study sites that the IRB oversees and also may halt a study, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical studies, mostly in certain types of Phase III clinical trial studies where it is required under the applicable clinical trial protocol, are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group recommends whether or not a trial may move forward at designated check points based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

As a therapeutic candidate matures through the clinical testing phases, manufacturing processes are further defined, refined, controlled, and eventually validated around the time that the Phase III clinical trial is completed. The level of control and validation required by the FDA increases as clinical studies progress. We and the third-party manufacturers on which we rely for the manufacture of our therapeutic candidates and their respective components (including the APIs) are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements.

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

After the FDA evaluates the NDA and performs a pre-approval inspection, or “PAI”, on manufacturing facilities where the drug product and/or its API will be produced, the FDA will either approve commercial marketing of the therapeutic candidate with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. Such post-marketing testing may include Phase IV clinical trials and surveillance to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of drug product candidates for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival benefit of the drug product candidate.

If the FDA approves one of our therapeutic candidates, we will be required to comply with a number of post-approval regulatory requirements. We would be required to report, among other things, certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling for any of our therapeutic candidates. Also, quality control and manufacturing procedures must conform to cGMP for approved drug products after our NDA is approved, if at all, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and record keeping requirements. If we seek to make certain changes to an approved product, such as certain manufacturing changes, we will need FDA review and approval before the change can be implemented. For example, if we change the manufacturer of a product or our API, the FDA may require stability or other data from the new manufacturer, and such data will take time and are costly to generate, and the delay associated with generating these data may cause interruptions in our ability to meet commercial demand, if any. While physicians may use products for indications that have not been approved by the FDA, we may not label or promote the product for an indication that has not been approved. Securing FDA approval for new indications is similar to the process for approval of the original indication and requires, among other things, submitting data from adequate and well-controlled studies that demonstrate the product’s safety and efficacy in the new indication. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all.

Section 505(b)(2) New Drug Applications

We intend to submit applications for KIT-302 and any other therapeutic candidates that comprise APIs of one or more previously approved drug products that we may develop in the future via the 505(b)(2) regulatory pathway. A drug sponsor may file a 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA: a 505(b)(1) NDA. Section 505(b)(2) of the Food, Drug, and Cosmetic Act, or FDC, was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Since the studies or clinical trials have already been successfully performed and reviewed by the FDA, the 505(b)(2) NDA can expedite the approval process. Generally, the application is typically used for drug approval to treat new indications of a previously approved drug or new formulations of previously-approved products. Some examples of products that may be allowed to follow a 505(b)(2) path to approval are drugs that have a new dosage form, strength, route of administration, formulation or indication.

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

Section 505(b)(1) New Drug Applications

A Section 505(b)(1) NDA, known as the “full NDA,” is an application that contains full reports of investigations of safety and efficacy performed by the drug sponsor. NT219 is not a combination therapeutic candidate or a therapeutic candidate that is comprised of an API that has already undergone some or all necessary human clinical trials in another therapeutic candidate. Therefore, if NT219 is approved for human clinical trials by the FDA or any foreign regulatory agency, and shows adequate safety and efficacy data in human clinical trials, we anticipate that NT219 will require a 505(b)(1) NDA.

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

The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the therapeutic candidate with respect to effectiveness of the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA.

Even if the FDA agrees to the design, execution and analyses proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement, such as under the following circumstances:

●	public health concerns emerge that were unrecognized at the time of the protocol assessment, or the director of the review division determines that a substantial scientific issue essential to determining safety or efficacy has been identified after testing has begun;

●	a sponsor fails to follow a protocol that was agreed upon with the FDA; or

●	the relevant data, assumptions or information provided by the sponsor in a request for SPA change, are found to be false statements or misstatements, or are found to omit relevant facts.

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

FDA Guidelines on Anti-Hypertensive Drugs

In March 2011, the FDA published a new draft guideline stating that drugs designed to be anti-hypertensive may include in the usage indication section of the package insert a statement that “Reduced blood pressure decreases the risk of suffering fatal and non-fatal cardiovascular events, mainly stroke and myocardial infarction”. We do not intend to prove through the Company’s clinical trials that the KIT-302 therapeutic candidate reduces the risk of suffering from the aforesaid diseases. Nevertheless, we expect that the said draft guideline will have a positive effect on the KIT-302 combination therapeutic candidate we are currently developing because the combination therapeutic candidate we are developing is intended to prevent hypertension. The FDA has informed us in writing that the package insert of the KIT-302 combination drug product may contain the statement provided in the draft guideline.

European Regulatory Authorities

In the event that we wish to perform trials in Europe or market or sell our KIT302 therapeutic candidate in Europe, we must apply to an applicable country’s regulatory authorities with a request to approve our therapeutic candidates according to the Mutual Recognition Procedure (MRP), which is a procedure applied by European Directive No. 2001/83/EC that enables access to medicinal products (drugs) in 27 countries of the European Union. The MRP approval process requires the applicant to receive approval in one of the EU countries and then apply for recognition of the other member countries to acknowledge the approval within their territory. It is not currently known whether the European regulatory authorities will require additional studies in order to grant their approval to market KIT-302 in Europe. Other therapeutic candidates, such as NT219, may be approved through either the MRP or through the Centralized Process in which a single application provides approval for all EU member states.

The Israeli Ministry of Health

Our operations are subject to permits from the Israeli Ministry of Health on two levels:

First, pertaining to the import of drugs and/or raw materials, we are required to apply to the Ministry of Health for approval from its medical accessories and devices unit (AMR).

Second, pertaining to research and development, when we conduct trials in human, the trials will be subject to the approval of the Helsinki Committee, which acts by force of the Public Health Regulations (Trials in Human Beings), 1980 (Trials in Human Subjects Regulations) and according to the guidelines of the Helsinki declaration, or any other approval required by the Ministry of Health. According to the Trials in Human Beings Regulations, the Helsinki Committee must plan and approve every experimental process that involves human beings. The Helsinki Committee is an institutional committee that acts in the medical institution where the trial is performed and is the party that approves and supervises the entire trial process. In practice, the physician, who is the chief researcher, submits a trial protocol to the committee on behalf of the requesting party. The committee forwards its decisions regarding the requests for medical trials that were approved by the committee to the manager of the medical institute and the manager has the authority to approve the requests without additional approval of the Ministry of Health. According to the procedure for medical trials in human beings of the Ministry of Health, the Helsinki Committee will not approve performance of a medical trial, unless it is absolutely convinced that the following conditions, among others, are fulfilled: (a) the expected benefits for the participant in the medical trial and to the requesting party to Left the risk and the inconvenience involved in the medical trial to its participant; (b) the available medical and scientific information justifies the performance to the requested medical trial; (c) the medical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed and precise manner in the protocol of the medical trial, conforming with the Helsinki principles declaration; (d) the risk to the participant in the medical trial is as minimal as possible; (e) optimal monitoring and follow-up of the participant in the medical trial; (f) the initiator, the chief researcher and the medical institute are capable and undertake to allocate the resources required for adequate execution of the medical trial, including qualified personnel and required equipment; and (g) the nature of the commercial agreement with the chief researcher and the medical institute does not impair the adequate performance of the medical trial.

All phases of clinical studies conducted in Israel must be conducted in accordance with the Trials in Human Subjects Regulations, including amendments and addenda thereto, the Guidelines for Clinical Trials in Human Subjects issued by the Israel Ministry of Health (the Guidelines) and the International Conference for Harmonized Tripartite Guideline for Good Clinical Practice. The regulations and the Guidelines stipulate that a medical study on humans will only be approved after the Helsinki Committee at the hospital intending to perform the study has approved the medical study and notified the relevant hospital director in writing. In addition, certain clinical studies require the approval of the Ministry of Health. The Helsinki Committee will not approve the performance of the medical study unless it is satisfied that it has advantages to the study participants and society at large that Left the risk and inconvenience for the participants and that the medical and scientific information justifies the performance of the requested medical study. The relevant hospital director, and the Ministry of Health, if applicable, also must be satisfied that the study is not contrary to the Helsinki Declaration or to other regulations. The Ministry of Health also licenses and regulates the marketing of pharmaceuticals in Israel, requiring the relevant pharmaceutical to meet internationally recognized cGMP standards.

Pervasive and continuing regulation in the U.S.

After a drug is approved for marketing and enters the marketplace, numerous regulatory requirements continue to apply. These include, but are not limited to:

●	cGMP guidance for APIs and 21 CFR §§ 210, 211 regulations, both observed by the FDA, require manufacturers, including third party manufacturers, to follow stringent requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product;

●	labeling regulations and the FDA prohibitions against the promotion of drugs for unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the drug;

●	approval of product modifications or use of a drug for an indication other than approved in an NDA;

●	adverse drug experience regulations, which require us to report information on adverse events during pre-market testing;

●	post-market testing and surveillance requirements, including Phase IV trials, when necessary to protect the public health or to provide additional safety and effectiveness data for the drug; and

●	the FDA’s recall authority, whereby it can ask, or under certain conditions order, drug manufacturers to recall from the market a product that is in violation of governing laws and regulation. After a drug receives approval, any modification in conditions of use, active ingredient(s), route of administration, dosage form, strength or bioavailability, will require a new approval, for which it may be possible to submit a 505(b)(2), accompanied by additional clinical data necessary to demonstrate the safety and effectiveness of the product with the proposed changes. Additional clinical studies may be required for proposed changes.

Other U.S. Healthcare Laws and Compliance Requirements

For products distributed in the United States, we will also be subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct our business. Applicable federal and state healthcare laws and regulations include the following:

●	The federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

●	The Ethics in Patient Referrals Act, commonly referred to as the Stark Law, and its corresponding regulations, prohibit physicians from referring patients for designated health services (including outpatient drugs) reimbursed under the Medicare or Medicaid programs to entities with which the physicians or their immediate family members have a financial relationship or an ownership interest, subject to narrow regulatory exceptions, and prohibits those entities from submitting claims to Medicare or Medicaid for payment of items or services provided to a referred beneficiary;

●	The federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

●

The so-called federal “Sunshine Act”, which requires certain pharmaceutical and medical device companies to monitor and report certain financial relationships with physicians and other healthcare providers to CMS for disclosure to the public;

●	Health Insurance Portability and Accountability Act of 1996, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. This statute also prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services; and

●	Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

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

The Patient Protection and Affordable Care Act

On March 23, 2010, President Obama signed into legislation the Patient Protection and Affordable Care Act, which was subsequently amended by the Healthcare and Education Reconciliation Act (as amended, the Affordable Care Act). The Affordable Care Act resulted in sweeping changes across the health care industry. The primary goal of this comprehensive legislation was to extend health insurance coverage to currently uninsured legal U.S. residents through a combination of public program expansion and private sector health insurance reforms. To fund the expansion of insurance coverage, the Affordable Care Act contains measures designed to promote quality and cost efficiency in health care delivery and to generate budgetary savings in the Medicare and Medicaid programs. The Affordable Care Act’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the U.S. government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our therapeutic candidates being chosen less frequently or the pricing being substantially lowered. Additionally, the Affordable Care Act is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the impact of the Affordable Care Act on pharmaceutical companies as many of the Affordable Care Act reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred. The legislation also includes significant provisions that encourage state and federal law enforcement agencies to increase activities related to preventing, detecting and prosecuting those who commit fraud, waste and abuse in federal healthcare programs, including Medicare, Medicaid and Tricare. Since the enactment of the Affordable Care Act, numerous regulations have been issued providing further guidance on its requirements. Some of the provisions of the Affordable Care Act have not yet been fully implemented, and certain provisions have been subject to judicial and Congressional challenges. The healthcare regulatory environment in the United States is still in flux, and judicial challenges and legislative initiatives to modify, limit, or repeal the Affordable Care Act continue and may increase in light of the change in administrations following the most recent United States Presidential election. Several states have decided not to expand their Medicaid programs and are seeking alternative reimbursement models to provide care to the uninsured. The manner in which these issues are resolved could materially affect the extent to which and the amount at which pharmaceuticals are reimbursed by government programs such as Medicare, Medicaid and Tricare.

Grants from the National Authority for Technological Innovation, or the Innovation Authority (formerly known as the Office of the Chief Scientist or the OCS).

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 1984, or the Innovation Law, formerly known as The Law for the Encouragement of Industrial Research and Development, 1984, or the R&D Law, a qualifying research and development program is eligible for grants of up to 50% of the program’s research and development expenses. The recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of products (and related services) developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the Innovation Law up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the Innovation Law). Following the full payment of such royalties and interest, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after repayment of the full amount of royalties payable pursuant to the grants.

The pertinent obligations under the Innovation Law are as follows:

●	Local Manufacturing Obligation. The terms of the grants under the Innovation Law require that a company which received OCS grants, must manufacture the products developed these grants in Israel. In general, the products may be manufactured outside Israel only if prior approval is received from the OCS and subject to payment of increased royalties cap of up to 300% of the grants, depending on the manufacturing volume that is performed outside Israel.

●	Certain reporting obligations. A recipient of OCS grant is required to notify the Innovation Authority of certain events enumerated in the Innovation Law.

●	Know-How transfer limitation. The Innovation Law restricts the ability to transfer know-how funded by the OCS (including by a way of license for R&D purposes) outside of Israel. Transfer of OCS funded know-how outside of Israel requires prior OCS approval and in certain circumstances is subject to payment of a redemption fee to the OCS calculated according to formulae provided under the Innovation Law (which such fee will not exceed 600% of the grants amount plus interest). Upon payment of such fee, the know-how and the manufacturing rights of the products supported by such OCS funding cease to be subject to the Innovation Law.

Approval of the transfer of OCS funded know-how to another Israeli company may be granted only if the recipient abides by all the provisions of the law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel (such transfer will include an obligation to pay royalties to the OCS from the income of such sale transaction as part of the royalty payment obligation).

Approval to manufacture products outside of Israel or consent to the transfer OCS funded know-how, if requested, might not be granted or may be granted on terms that are not acceptable to us.

These restrictions may impair our ability to enter into agreements to perform or outsource manufacturing outside of Israel, or otherwise transfer or sell TyrNovo’s OCS funded know-how outside of Israel without the approval of the OCS. Furthermore, in the event that we, through TyrNovo, undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with OCS funding pursuant to a merger or similar transaction, the consideration available to TyrNovo’s and/or our shareholders may be reduced by the amounts it is required to pay to the OCS. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject TyrNovo to mandatory repayment of grants received by it (together with interest and penalties), as well as may expose TyrNovo to criminal proceedings. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded via OCS programs and this may lead to additional royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder.

To date, TyrNovo’s technology has received grants from the OCS in a total amount of approximately NIS5.5 million. Up until the date of this Annual Report on Form 20-F, no royalties have paid in respect to the grants received by the OCS. There is no guarantee that TyrNovo will receive any further grants from the OCS or that the grants will be in the scope received in the past.

On July 29, 2015, the R&D Law was amended (“Amendment No. 7”) ushering in the formation of the Innovation Authority. The Innovation Authority is authorized to change the current restrictions imposed on recipients of grants under the R&D Law with a new set of arrangements in connection with ownership obligations of know-how (including with respect to restrictions on transfer of know-how and manufacturing activities outside of Israel), as well as royalties obligations associated with approved programs. As of the date of this annual report on Form 20-F, we are unable to determine whether the Innovation Authority will promulgate new set of arrangements or adopt the arrangements which were stipulated under the R&D Law as existed prior to the amendment. Therefore, as of the date of this annual report on Form 20-F, we are unable as assess the effect, if any, of the promulgation of such arrangements on us and/or our subsidiary.

It should be noted that the OCS is in the process of promulgating rules which deals with granting of licenses to use, especially for R&D purposes, know-how developed as a result of research financed by the OCS. Such rules may have an effect on TyrNovo, in respect of the amount of payments due to the Israeli government for the grant of licenses to third parties by TyrNovo. As of the date of filing of this report, we are unable to assess the effect, if any, of the promulgation of such rules on us and/or TyrNovo.

C.	Organizational Structure

Our corporate structure consists of Kitov Pharmaceuticals Holdings Ltd., incorporated in the State of Israel, and (i) Kitov Parent’s wholly owned operating subsidiary, Kitov Pharmaceuticals Ltd., an Israeli limited corporation which was founded in June 2010 and (ii) Kitov Parent’s majority owned subsidiary TyrNovo Ltd. which it acquired in January 2017.

On April 25, 2017, the boards of directors of each of Kitov Parent and Kitov Pharmaceuticals approved a merger between the two entities, with Kitov Parent remaining as the surviving entity. The respective boards of directors each determined (i) that this merger is in the best interests of the companies and their respective shareholders, (ii) that considering the financial position of the companies, no reasonable concern exists that Kitov Parent, as the absorbing and surviving company, will be unable to fulfill its obligations to its creditors, and (iii) taking into account the abovementioned, as well as the corporate management and economic benefits to the two companies resulting from completing the merger, they approved the merger. In accordance with the Companies Law, the proposed merger between Kitov Parent and Kitov Pharmaceuticals will not require shareholder approvals. The boards of directors are jointly preparing a merger proposal for submission to the Israeli Registrar of Companies. Creditor notices are being prepared as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of either entity to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors. In addition, the proposed merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from April 25. 2017. We expect the merger will be completed prior to the end of the second quarter of 2017.

D.	Property, Plant and Equipment

All of our facilities are leased, and we do not own any real property. Our principal executive offices are located in the Round Tower in the Azrieli Center, Tel-Aviv, Israel. The space is in a commercial office building and has approximately 100 square meters pursuant to a 60-month lease which commenced on January 1, 2015. In addition, we sub-lease a 20 square meter office space at 11 Beit Hadfus Street, Jerusalem, Israel pursuant to a sub-lease agreement entered into on July 16, 2014 with a third party which terminates on July 31, 2017. We have no material tangible fixed assets apart from the properties described above. We believe our facilities are adequate and suitable for our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in “Item 3. Key Information – D. Risk Factors.” See also ”Special Note Regarding Forward-Looking Statements.”

We are a biopharmaceutical company currently focused on the development of (i) KIT-302, a combination drug for the simultaneous treatment of two clinical conditions: pain caused by osteoarthritis and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for osteoarthritis, and (ii) NT219, a small molecule that we believe presents a new concept in cancer therapy by promoting the degradation of two oncology-related checkpoints

KIT-302 is based on the generic drugs celecoxib and amlodipine besylate. Celecoxib is the active ingredient of a known and approved-for-use drug designed primarily to relieve pain caused by osteoarthritis. Celecoxib is the active ingredient in the branded drug “Celebrex®”. This combination is designed to simultaneously relieve pain caused by osteoarthritis and treat hypertension, which is one of the side effects of using non-steroidal anti-inflammatory drugs, or NSAIDs, for treating pain caused by osteoarthritis.

In January 2017, Kitov Parent acquired a majority of the shares in TyrNovo, a privately held Israeli developer of novel small molecules in the oncology therapeutic field. TyrNovo’s NT219 therapeutic candidate works by overcoming tumors’ cancer drug resistance and would be developed as a drug to be used in combination with other cancer drugs or treatments. The NT219 technology has been tested in a number of PDX models where human cancer cells are taken and transplanted into mice and then used to test various cancer drugs. NT219 has been tested against various classes of cancer drugs that have been recently developed as well as older standard chemotherapy.

In addition, we may consider the acquisition of therapeutic candidates or existing drug products, at various stages of development in various therapeutic areas. We currently have no binding agreements or commitments to complete any transaction for the possible acquisition of new therapeutic candidates. There is no certainty that we will be able to complete any additional transactions for the possible acquisition of new therapeutic candidates. We may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully. In this regard, acquisitions involve numerous risks, including difficulties in the integration of the acquired therapeutic candidates and the diversion of management’s attention from other business concerns. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

We intend to seek FDA approval for the commercialization of our therapeutic candidates, and where applicable through the Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended. Where applicable, we also intend to seek corresponding regulatory paths for approval in other foreign jurisdictions. Our current pipeline consists of two clinical development therapeutic candidates: (i) KIT-302, which has recently successfully completed its Phase III clinical trial and which will be subject to review and approval by the FDA and (ii) NT219, which is in a preclinical stage. Upon and subject to receipt of the requisite approvals, we intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and/or territorial basis. We may also evaluate, on a case by case basis, co-development and similar arrangements, as well as independent commercialization of our therapeutic candidates.

On July 11, 2013, Kitov Parent (then known as Mainrom Line Logistics Ltd.) acquired issued and outstanding shares of Kitov Pharmaceuticals, in exchange for the issuance by Kitov Parent to Kitov Pharmaceuticals’ shareholders of ordinary shares constituting, immediately following such issuance, approximately 63.75% of the fully diluted share capital of Kitov Parent (subject to an issuance of additional ordinary shares of Kitov Parent to Kitov Pharmaceuticals’ shareholders following the attainment of a milestone in connection with our Phase III clinical trial for KIT-302, which issuance of additional shares was completed on December 24, 2015). See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Share Transfer Agreement with Kitov Pharmaceuticals”. The acquisition was accounted for under IFRS as issued by the IASB, as a reverse merger, and therefore the consolidated financial statements of Kitov Parent presented in this Annual Report on Form 20-F include the financial results of Kitov Pharmaceuticals for the four years ended December 31, 2016, 2015, 2014, and 2013 and of Kitov Parent for the period from July 11, 2013 to December 31, 2016. On April 25, 2017, the boards of directors of each of Kitov Parent and Kitov Pharmaceuticals approved a merger between the two entities, with Kitov Parent remaining as the surviving entity. For more information on the proposed merger, see Item 4.C – Organizational Structure.

History of Losses

Since commencement of our pharmaceutical research and development operations, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and will need to obtain additional funds to further develop our research and development programs. As of December 31, 2016, we had an accumulated deficit of approximately $26.2 million.

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

Finance Income and Finance Expense

Finance Expense comprises primarily changes in the fair value of financial liabilities as well as interest and fees in connection with loans from third parties and related parties. Finance Income comprises changes in the fair value of financial liabilities.

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

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015

Research and Development Expenses

Research and development expenses for the year ended December 31, 2016 were $4.2 million, an increase of $1.6 million, or 63%, compared to $2.6 million for the year ended December 31, 2015. The increase resulted primarily from expenses for an additional PK study we conducted in 2016, expenses associated with the preparation of our New Drug Application for KIT-302, and expenses for our renal function clinical trial that commenced in 2016.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2016 were $3.0 million, an increase of $1.5 million, or 99%, compared to $1.5 million for the year ended December 31, 2015. The increase resulted from an increase in salaries and related expenses, including the addition of our Vice-President of Business Development, and expenses related to Kitov Parent’s securities being listed on the NASDAQ since November 2015.

Operating Loss

Operating loss increased to $7.2 million during the year ended December 31, 2016 from $4.1 million during the year ended December 31, 2015 primarily due to the increases in Research and Development Expenses and General and Administrative Expenses, as described above.

Finance Income/Expense

Finance income, net for the year ended December 31, 2016 was $77,000 and is primarily related to income from bank deposits, net of exchange rate differences. In addition, Kitov recorded a net expense of $ 5.0 million due to the net change in the fair value of derivatives. Finance expense, net for the year ended December 31, 2015 was $133,000 and was primarily related to exchange rate differences.

Loss for the Period

Kitov’s net loss before finance expenses due to fair value adjustments of derivative instruments (primarily Kitov Parent’s Series A Warrants traded on NASDAQ) for the year ended December 31, 2016 amounted to $7.2 million, compared with a loss of $4.1 million for the year ended December 31, 2015.

In addition, a non-cash expense of $5.0 million was incurred due to the change in the fair value of derivative instruments. This change in fair value relates primarily to Kitov Parent’s Series A Warrants which included anti-dilution protection. The anti-dilution protection expired in November 2016.

Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014

Research and Development Expenses

Research and development expenses decreased to $2.560 million during the year ended December 31, 2015 from $3.192 million during the year ended December 31, 2014. This decrease was primarily due to the offset of amounts to be paid to us under the terms of our agreement with Dexcel. See “Item 10. Additional Information – C. Material Contracts – Development Services Agreement with Dexcel”.

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

Finance Expense

Net finance expense increased to $133,000 during the year ended December 31, 2015 from $71,000 during the year ended December 31, 2014 primarily resulting from a greater change in the fair value of financial liabilities associated with Kitov Parent’s series 2 warrants.

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

Our therapeutic candidates are in the research and development stage and therefore do not generate revenues. Since commencement of our operations as a pharmaceutical research and development company, our activities have been financed by equity offerings and private loans. We have raised an aggregate of approximately NIS 4.1 million (approximately $1.137 million) from private loans (all of which have been repaid) and gross proceeds of approximately NIS 33.5 million (approximately $9.2 million based on the representative rates of exchange on the dates of the closings, March 3, 2014, September 3, 2014, and March 30, 2015) from our public offerings on the TASE, approximately $13.0 million from our initial public offering on NASDAQ in November 2015 (described below) and approximately $12.0 million for our follow-on public offering on NASDAQ in July 2016 (described below). The proceeds from the public offerings were used to repay the private loans and to fund our ongoing operations. As of December 31, 2016, we had on hand approximately $14.7 million in cash and cash equivalents, and in short term deposits.

We believe that our current cash and cash equivalents are sufficient to complete the research and development of KIT-302 until its anticipated approval for marketing by the FDA in 2018 and to fund our planned research and development costs for NT219 until reaching the IND stage. Since we do not know when we will begin to generate significant revenues from our therapeutic candidates, if ever, should we decide to develop KIT-301 and any additional therapeutic candidates, we may need substantial additional funds to acquire, develop, and/or commercialize such therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our long term capital requirements will depend on many factors, including:

●	the regulatory path of our therapeutic candidates;

●	our ability to successfully commercialize our therapeutic candidates, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the progress, success and cost of our preclinical and/or clinical trials and research and development programs;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims;

●	the costs of developing sales, marketing and distribution channels; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to commercialize or out-license our therapeutic candidates or obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidates, which may have a material adverse effect on our business, financial condition and results of operations.

Cash Flow

Operating activities

For the year ended December 31, 2016, net cash flow used in operating activities was approximately $6.3 million compared to approximately $3.3 million for the year ended December 31, 2015. The increase in net cash flow used in operating activities was due to increased Research and Development and General and Administrative expenses described above. The operating activities consisted of the conduct of PK studies for the combination drug, KIT-302, by Dexcel, expenses associated with the preparation of our New Drug Application for KIT-302, and expenses for our renal function clinical trial which commenced in 2016.

We had no investment activities during the years ended December 31, 2016, 2015 and 2014, other than investment in short-term deposits.

On January 13, 2017, we announced the acquisition of a majority ownership interest in TyrNovo from its majority shareholder, for consideration of $2 million in cash and $1.8 million worth of Kitov Parent’s ordinary shares based on the closing price of Kitov Parent’s ordinary shares on the TASE on January 11, 2017, or 11,292,508 ordinary shares.

Financing activities

For the year ended December 31, 2016, financing activities consisted of net proceeds from issuance of Class A units, each consisting of one ADS and a public warrant, and Class B units, each consisting of a pre-funded warrant, and a public warrant, on NASDAQ of approximately $12.0 million, compared to the issuance of ADSs and public warrants on NASDAQ of $10.6 million and the issuance of shares and TASE listed warrants on the TASE of $2.0 million, the repayment of loans received from related parties of $294,000, and the payment of interest of $145,000 for the year ended December 31, 2015. The proceeds from the share issuances in 2015 and 2016 were used to finance the activities related to the Phase III clinical trial for KIT-302 and the formulation of prototypes of KIT-302, as well as the acquisition of Kitov Parent’s controlling stake in TyrNovo in January 2017.

As of December 31, 2016 Kitov Parent had no borrowings.

As of December 31, 2016, and as of the date of this Annual Report on Form 20-F, we had no commitments for capital expenditures.

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

From the commencement of the pharmaceutical research and development activities of Kitov Pharmaceuticals through December 31, 2016, Kitov has incurred research and development expenses of approximately $10.4 million. Set forth below is a summary of the research and development costs for the years ended December 31, 2016, 2015 and 2014. Virtually all of the costs were incurred in connection with the development of KIT-302.

	Year Ended December 31
	2016	2015	2014	Total
	(U.S. dollars in thousands)
Total direct project costs	4,180	2,560	3,192	9,932

In addition to the major cost of clinical trials and CMC development, research and development expenses include consulting expenses for regulatory and project management work required for development of our therapeutic candidate portfolio. Set forth below is a summary of our research and development expenses based on the type of expenditure.

	Year Ended December 31
	2016	2015	2014
	(U.S. dollars in thousands)
Payroll expenses - related party	652	321	128
Sub-contractors	3,528	2,239	3,064

	4,180	2,560	3,192

In April 2014, Kitov entered into an agreement with Dexcel for the development of the drug formulation for KIT-302 and its manufacture in quantities sufficient to support the filing of an NDA with the FDA (see “Item 10. Additional Information– C. Material Contracts – Development Services Agreement with Dexcel”). We therefore began incurring costs in 2014 for the development of the drug formulation for KIT-302.

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our therapeutic candidates for potential commercialization. We estimate a total cost of approximately $1.3 million of research and development expenses related to the renal function clinical trial for KIT-302 and $2.8 million for pre-clinical trials related to TyrNovo’s NT219.

While we are currently focused on advancing our therapeutic candidates including NT219, our future research and development expenses will depend on the success of the preclinical and clinical trials for each therapeutic candidate, as well as available resources and the ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – If we and/or our potential commercialization partners are unable to obtain FDA or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.”

As we obtain results from preclinical and/or clinical trials, we may elect to discontinue or delay development and preclinical and/or clinical trials for certain therapeutic candidates in order to focus our resources on more promising therapeutic candidates or projects. Completion of preclinical and/or clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Regulatory Matters.”

We expect our research and development expenses to increase from current levels as we continue the advancement of our preclinical and/or clinical trials and therapeutic candidates’ development, including the development of NT219. The lengthy process of completing CMC and/or preclinical and/or clinical trials and seeking regulatory approvals for our therapeutic candidates requires substantial expenditures. Any failure or delay in completing preclinical and/or clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty if and when we would recognize any net revenues from our therapeutic candidates.

D.	Trend Information

We are a biopharmaceutical company which focuses its activities on the development of our therapeutic candidates. It is not possible for us to predict with any degree of accuracy the outcome of our research and development or commercialization efforts with regard to any of our therapeutic candidates. Our research and development expenditure is our primary expenditure, although we may incur substantial expenditure should we acquire any new therapeutic candidates. Increases or decreases in research and development expenditure are primarily attributable to the level and results of our CMC, preclinical and clinical trial activities and the amount of expenditure on those trials.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes Kitov’s significant contractual obligations as of December 31, 2016.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands) (unaudited)

Office lease obligations	265	70	130	65	-
Obligations to R&D service providers (1)	1,700	1,700			-

Total	1,965	1,770	130	65	-

(1)	Reflects payments payable to Java Clinical Research and its sub-contractors, DABL Limited, and other service providers upon achievement of various performance milestones in accordance with current time estimates, pursuant to our service agreements with them.

Kitov had no material capital expenditures for the years ended December 31, 2016, 2015 and 2014.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers, directors (and director nominees), as well as our senior employees, as of the date of this Annual Report on Form 20-F. The inclusion of any individual in this table does not necessarily imply that such individual is an officer or office holder as such terms are defined under applicable law.

Name	Age	Position
John Paul Waymack, M.D., Sc.D.(3)	65	Chairman of the Board of Directors and Chief Medical Officer
Isaac Israel	38	Chief Executive Officer and Director
Simcha Rock, CPA, MBA(4)(5)	67	Chief Financial Officer and Director
Steven Steinberg(1)(2)	56	Independent Director
Ido Agmon, MBA(2)(3)(4)	40	Independent Director
Arye Weber(1)(2)(4)	68	Independent Director
Ran Tzror, CPA, MBA(4)(5)	36	Independent Director
Revital Stern-Raff, CPA, MBA(1)	43	Independent Director
Gil Ben-Menachem, Ph.D., MBA(3)(5)	49	Vice President of Business Development
Avraham Ben-Tzvi, Adv.	46	Group Chief Legal Officer
Hadas Reuveni, Ph.D.	50	Founder and Chief Technology Officer of TyrNovo

(1)	Member of Kitov Parent audit committee
(2)	Member of Kitov Parent compensation committee
(3)	Member of Kitov Parent science and technology committee
(4)	Member of Kitov Parent investment committee
(5)	Director of TyrNovo

John Paul Waymack, M.D., Sc.D. was one of the founders of Kitov Pharmaceuticals and has served as the chairman of Kitov Parent’s board of directors and has been responsible for the medical operations of the Company as chief medical officer since July 2013. Dr. Waymack has over 20 years of experience in the biopharma field. Dr. Waymack is a former academic transplant surgeon and a former FDA medical officer, with over twenty years of experience in drug development as a consultant to major pharmaceutical companies, including Pfizer, Roche, Pharmacia, Warner Lambert and Searle. During his 10 years of academic career, Dr. Waymack published over 100 scientific essays, mainly in the fields of prostaglandins and immunology. In addition, Dr. Waymack volunteered to the U.S. Army, where he was commissioned and served as a Major in the Medical Corp. in the position of chief of surgical studies in the U.S. Army’s Institute for Surgical Research. Dr. Waymack was also an associate professor of surgery at the University of Texas Medical Branch and at the University of Medicine and Dentistry of New Jersey. Dr. Waymack serves as a member of other boards of various healthcare corporations, both board of directors and boards of advisors, both public and private. This includes serving of the board of advisors for the publicly traded Moleculin Corporation.

Isaac Israel has served as Kitov Parent’s chief executive officer and a member of the board since October 2012. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008 Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. In providing such consulting services, Mr. Israel also serves as a member of the board of directors of various healthcare corporations, both private and public, including as chairman of the board of NextGen Biomed Ltd., which is traded on the TASE. Since 2011 Mr. Israel has also provided various consulting services to Capital Point Ltd. (TASE:CPTP).

Simcha Rock, CPA, MBA, has served as Kitov Parent’s chief financial officer and a member of the board since July 2013. Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a BA from Yeshiva University and an MBA from Cleveland State University.

Steven Steinberg, has served as a member of Kitov Parent’s board since July 13, 2016. Since January 2015, Mr. Steinberg has been the chief financial officer of Glide Talk Ltd., a technology company in the video messaging arena. From September 2013 to October 2014 he served as vice president, finance at ClientConnect Ltd., a subsidiary of Conduit Ltd., and subsequent to an acquisition, of Perion Network Ltd. a NASADQ listed company. Between August 2011 and August 2013, Mr. Steinberg acted as an independent consultant, providing start-ups and as well as mature organizations with advice in financial reporting, due diligence and business models. From December 2002 until July 2011 Mr. Steinberg was employed by Answers Corporation, a NASDAQ listed company, where he served as chief financial officer. Prior to 2002 he held a number of finance and chief financial officer roles, following a ten year period of service as an audit manager at Coopers & Lybrand (currently Price Waterhouse Coopers) in New York City. Mr. Steinberg holds a Bachelor’s Degree in Business Administration from Florida International University – School of Business Administration, and was granted a CPA license in New York State.

Ido Agmon, MBA, has served as a member of Kitov Parent’s board since June 26, 2016. Since 2014, Mr. Agmon has been a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli & global biomed and technology companies, of which he is a co-founder, and where he is responsible for analysis and evaluation of investments in Israeli and global biomed companies. Since 2012, Mr. Agmon also has been acting as an independent consultant, providing start-ups and technology-based ventures with advice in strategic planning and fund-raising. From 2009 until 2011, Mr. Agmon served as the CEO of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at a number of biomed ventures. From 2007 until 2009, he worked as the Director of Business Development in ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a Bachelor’s Degree in Business Administration & Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA from The Hebrew University, Jerusalem, Israel.

Arye Weber, has served as a member of Kitov Parent’s board since January 23, 2017. Since 2001, Mr. Weber has been the chairman of the board and sole shareholder of Scorpio Investments Ltd., a private holding company for various investments. Between 2006 and 2009, Mr. Weber was the CEO of Alonei Meitar Ltd. a TASE listed real estate development company. Between 2004 and 2008, Mr. Weber was the chairman of the board of Inventec Investments Ltd., a TASE listed real estate development company. Between 1989 and 2002, Mr. Weber was the Manager of the Securities & Investments sector at United Mizrachi Bank, and prior to 1989 he served in various securities and investments department roles at such bank. Mr. Weber has been an external director at Capital Point Ltd., a TASE listed biotech investment company, since 2013, a director at Lapidoth Israel Oil Prospectors Corp. Ltd., a TASE listed oil and gas exploration partnership, since 2012, and a director at Sunny Communications Ltd. (formerly Scailex), a TASE listed investments company, since 2014. Mr. Weber also serves as a member of the board of directors of various privately held corporations. In the past, Mr. Weber held director positions, including, at the Tel Aviv Stock Exchange Clearing House (chairman), Bank Mizrachi Registration Company (chairman), Mashabim United Mizrachi Bank Offerings Company Ltd., Tel Aviv Stock Exchange Ltd., Maalot Israel Rating Agency, and Excellence Investment Management Company. Mr. Weber completed various courses in investments at the Tel Aviv University, and holds an M.A. in Economics and Business Studies from the University of Kharkov, U.S.S.R. (presently Ukraine).

Ran Tzror, CPA, MBA has served as a member of Kitov Parent’s board since March 27, 2017. Since 2014, Mr. Tzror has been the director of S.Y Glilot Ltd., a real-estate company owned by his family. Between 2010 and 2014 he was employed by Teva Pharmaceuticals Industries Ltd. (NYSE:TEVA; TASE:TEVA) in various roles in corporate business development, the office of the CEO & President of Teva Pharmaceuticals, and as Director of the Corporate Post Merger Integration Office. Between 2007 and 2010 he was a senior associate at Somekh Chaikin Certified Public Accountants (Israel), a member firm of KPMG International. Between 2006 and 2007 he was a legal intern at the commercial division of Yigal Arnon & Co., Advocates & Notary. Mr. Tzror holds a B.A. in Accounting, Ll.B. in Law, and MBA in Financial Management from Tel-Aviv University. He also completed various courses at the Kellogg Graduate School of Management at Northwestern University in Illinois. Mr. Tzror was granted a CPA license in the State of Israel, and was also admitted as a member of the Israeli Bar Association.

Revital Stern-Raff, CPA, MBA has served as a member of Kitov Parent’s board since March 2, 2017. Since 2013, Ms. Stern-Raff, has been the Chief Financial Officer of several municipal development and community association units of the City of Giv’atayim, Israel. Between 2006 and 2013, Ms. Stern-Raff held comptroller and economist positions at Ilex Medical Ltd., a publicly-traded medical diagnostic equipment company (TASE:ILX). Prior to 2006, Ms. Stern-Raff held a number of comptroller and public accounting positions. Between 2009 and 2012, Ms. Stern-Raff was an independent director at Real Imaging Holdings Ltd., a publicly traded breast cancer diagnostics company (TASE:RIMG). Ms. Stern-Raff is a licensed CPA in Israel, and holds an M.B.A. (Finance) and B.A. (Business Administration – Information Technology and Finance) from the Rishon Letzion College of Management in Israel.

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

Avraham Ben-Tzvi, Adv., the Group’s chief legal officer, has served as the Kitov general counsel since November 2015 and was appointed as the Kitov company secretary in December 2015. Mr. Ben-Tzvi previously served as general counsel and company secretary at Medigus Ltd., a publicly traded minimally invasive endosurgical tools medical device and miniaturized imaging equipment company (NASDAQ/TASE:MDGS), from April 2014 until November 2015. Prior to that he served as an attorney at Yigal Arnon & Co. from 2009 to 2014 where, among other corporate and commercial work, he advised companies and underwriters on various offerings by Israeli companies listing in the U.S. and/or Israel and on various SEC and Israeli related securities law filings. Prior to 2009, Mr. Ben-Tzvi worked in a number of business development, corporate finance and banking roles at companies in the financial services, manufacturing and software development industries. Mr. Ben-Tzvi holds a BA in Economics from Yeshiva University in New York and an Ll.B from Sha’arei Mishpat College of Law in Hod Hasharon, Israel.

Dr. Hadas Reuveni, Ph.D. is the founder and Chief Technology Officer of TyrNovo. Dr. Reuveni, a co-inventor of the TyrNovo technology, received her Ph.D., Summa Cum Laude, for anti-cancer drug discovery from the Hebrew University of Jerusalem. She has been engaged with the scientific projects in TyrNovo’s portfolio since 2005 and has nearly two decades of research and development experience in biotechnology. Dr. Reuveni founded NovoTyr Ltd. a biotech start-up company which a predecessor company to TyrNovo, developing small molecules for the treatment of cancer and neurodegenerative diseases, and where between 2005 and 2012 she served as the CEO. She also founded and served as a director and chief science officer of AngioB Ltd., a start-up company that developed GPCR-based agents for multiple indications (2006-2010). Prior to these roles, she was the director of research & development at Keryx Biopharmaceuticals (NASDAQ:KRX) on 2001-2004. Dr. Reuveni has served as a scientific consultant for Integra Holdings Ltd., Campus Bio Management Ltd. and BioLineRX (NASDAQ/TASE BLRX).

B.	Compensation

Director Compensation

We currently pay Kitov Parent’s independent directors an annual fee of NIS 24,735 (approximately $6,440) and a fee of NIS 1, 431 (approximately $373) per meeting (or a smaller amount in case they do not physically attend the meeting). During the year ended December 31, 2016, we paid Kitov Parent’s independent directors NIS 202,894 (approximately $53,500) in the aggregate.

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

Executive Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. In addition, a recent amendment to the Israeli proxy regulations governing Israeli public companies, which were promulgated under the Israeli Companies Law, requires us to disclose in the notice and proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. This disclosure may not be as extensive as that required of a U.S. domestic issuer.

Under the Companies Law and Regulations, the compensation of Kitov Parent’s directors with respect their service as a director, as well as their engagement in other roles (if the director is so engaged) as well as Kitov Parent’s chief executive officer generally requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. In addition the Companies Law and Regulations requires the compensation of a public company’s executive officers (other than the chief executive officer) who are not directors at the company to be approved by, first, the compensation committee, second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s duly approved compensation policy, or compensation is approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy, or is to an executive officer who is a controlling shareholder (or certain relatives or affiliates thereof), also by the company’s shareholders. As such, the individual compensation to our directors and members of our management bodies may not necessarily be disclosed or brought for prior approval by the shareholders on an individual basis. For more information on the corporate approvals for officer compensation please see Item 6.C – Board Practices – “Compensation of Directors and Executive Officers”

The aggregate compensation paid, and benefits in-kind granted to or accrued on behalf of all of Kitov’s directors and senior management for their services, in all capacities, to us during the year ended December 31, 2016, was approximately $2.1 million. As of December 31, 2016, the total amount set aside as an actuarial estimate by us to provide post-employment benefits for certain office holders was in the aggregate amount of approximately $0.2 million. We have not set aside amounts to provide post-employment benefits for the remaining office holders.

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

Below is a breakdown of the annual compensation of each of Kitov’s executive officers for the year ended December 31, 2016, with respect to whom, as of the date of this Annual Report on Form 20-F, disclosure is either required in our home country, or whose compensation by us has otherwise previously been disclosed publicly on an individual basis:

Name	Position	Salary or other payments[1] in (in $ thousands)	Bonus payments or accruals (in $ thousands)	Share-based payment (in $ thousands)[2]	Total (in $ thousands)
Dr. J. Paul Waymack	Chairman of the Board	254	240	158	652
Isaac Israel	Chief Executive Officer and Director	238	331	66	635
Simcha Rock	Chief Financial Officer and Director	157	224	20	401

1 Includes social benefits, such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law, and car lease or vehicle use reimbursement related benefits.

2 Share based payments are measured at the fair value of the service, when available. The fair value of the Company’s share options granted to employees, directors and service providers, where fair value of service was not measurable, was estimated using the fair value of Kitov Parent’s traded warrants with similar terms, making some adjustments to reflect the specific terms of the options based on the expected duration.

Consulting Agreement with Waymack Inc. (wholly owned by Dr. John Paul Waymack)

In July 2013, we entered into a consulting agreement with Waymack Inc. for the services of Dr. John Paul Waymack, one of our founders, pursuant to which Dr. Waymack provides services to us as the chairman of our board of directors, and is responsible for the medical operations of the Company as chief medical officer in which capacity he reports to our board of directors. In return for Dr. Waymack’s services, as of March 2014 we paid Waymack Inc. a monthly fee of NIS 29,880 (approximately $8,690 per month based on the representative rate of exchange on June 30, 2014). Between September 2014 and December 2015, we paid Waymack Inc. a monthly fee of $14,000. Effective January 1, 2016, we are paying Waymack Inc. a monthly fee of $20,000. The service agreement may be terminated by either party upon 180 days’ advance notice to the other party. In addition to the above monthly fee Waymack Inc. is entitled to the following additional compensation:

Retirement Grant. A retirement grant of six (6) times the monthly fee upon termination of Dr. Waymack’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

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

In the second quarter of 2016, each of our audit committee, board of directors and shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Dr. Waymack for the purchase of 3,089,066 ordinary shares (the “Initial PW Grant”) (such number of ordinary shares would comprise 154,453.3 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016; have an exercise price of NIS 0.7884 per ordinary share; and are exercisable for 8 years from June 27, 2016, provided, however, that no options are exercisable prior to our adoption of a revised compensation policy in accordance with the Companies Law. In addition Dr. Waymack was granted an additional 2,468,759 options following our July 2016 follow-on public offering, on the same terms and conditions of the Initial PW Grant so that the sum total of his options following such public offering reflected 3.5% of our issued and outstanding shares subsequent to the offering(the “Subsequent PW Grant”); this grant was made subject to the proviso that the economic value of the total options issued to Dr. Waymack, calculated as of the date of issuance of the Subsequent PW Grant, was not in excess of the economic value of the Initial PW Grant as of the date of the approval of our board of directors for the option grants to Dr. Waymack.

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

As of September 2014 we terminated the engagement with Uneri Capital and entered into an employment agreement with Mr. Isaac Israel as our chief executive officer pursuant to which we paid Mr. Israel a base salary of NIS 40,000 (approximately $10,593) per month. In addition to the above we provided Mr. Israel with a car allowance at a monthly cost of up to NIS 4,000 (approximately $1,059), management insurance policy and advanced study fund.

Effective as of May 1, 2016, Mr. Israel increase the scope of his engagement with the Company to 100% from 80% and his base monthly consideration and linked benefits were increased proportionally. In addition as of May 1, 2016, Mr. Israel is engaged via a services agreement with Uneri Capital, provided, however, that there is no difference to our costs and expenses for such engagement as a service provider instead of as an employee. For such services we pay Uneri Capital as of such date monthly payments of NIS 68,867 (approximately $17,911) per month.

In addition, Mr. Israel is entitled to the following additional compensation:

Retirement Grant. A retirement grant of three (3) time the monthly salary equivalent (currently NIS 50,000 (approximately $13,004) per month) upon termination of Mr. Israel’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly salary equivalent three (3) time the monthly salary equivalent (currently NIS 50,000 (approximately $13,004) per month) of which at least 80% is based on measurable criteria and either (i) up to 20% or (ii) up to three (3) times the monthly salary is based on non-measurable criteria under our compensation policy. The annual bonus based on measurable criteria is payable for the same events and in the same amounts as the agreement with Waymack Inc. described above, except that the bonus to Mr. Israel for each target successfully achieved in a clinical trial as of Phase I is two (2) times his monthly salary.

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

In the second quarter of 2016, each of our audit committee, board of directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Israel for the purchase of 2,206,476 ordinary shares (such number of ordinary shares would comprise 110,323.8 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 0.7884 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options are exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law.

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

Retirement Grant. A retirement grant of three (3) times the monthly fee upon termination of Mr. Rock’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly salary equivalent (NIS 38,462 (currently approximately $10,000) per month, of which at least 80% is based on measurable criteria and either (i) up to 20% or (ii) up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. The annual bonus based on measurable criteria is payable for the same events and in the same amounts as the agreement with Waymack Inc. described above, except that the bonus to Mr. Rock for meeting the targets of our clinical trials in a clinical trial as of Phase II is four (4) times his monthly fee and after completion of registration of our securities on a U.S. stock exchange the bonus to Mr. Rock shall be four (4) times the monthly fee and the measurable criteria for Mr. Rock includes a bonus in the amount of three (3) times the monthly fee for meeting our budget objectives.

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

In addition, in July 2014 we granted Mr. Rock 1,188,967 non-tradable options under our 2013 Option Plan to purchase 91,455 ordinary shares. Of these options: (a) 1,011,500 options to purchase 77,805 ordinary shares will vest pro rata on a monthly basis over a period of 18 months from the date of grant and will be exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share for a period of three years commencing from the date of grant of the options; and (b) 177,467 options to purchase 13,651 ordinary shares vested as of the date of the grant and are exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share and will have a term of three years from the date of grant. Following the attainment of the Milestone under the Share Transfer Agreement in connection with our Phase III trial for KIT-302, we were required to grant to Mr. Rock an additional 181,089 options to purchase 13,929 ordinary shares. See “Business – Share Transfer Agreement with Kitov Pharmaceuticals”. These options will vest as of the date of grant and will be exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share and will have a term of three years from the date of grant. Mr. Rock has waived the receipt of this option grant. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Share Transfer Agreement with Kitov Pharmaceuticals”.

In the second quarter of 2016, each of our audit committee, board of directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Rock for the purchase 661,943 ordinary shares, (such number of ordinary shares would comprise 33,097.15 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 0.7884 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options are exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law.

C.	Board Practices

Board of Directors and Officers

Our board of directors presently consists of eight directors. Each of Ms. Stern-Raff, Mr. Tzror, Mr. Steinberg, Mr. Agmon, and Mr. Weber qualifies as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies,” including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board’s resolution, for so long as Kitov Parent does not have a controlling shareholder as defined in Section 1 of the Companies Law, Kitov Parent intends to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our audit committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors. Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our audit committee and compensation committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the board of directors.

Our directors are elected to serve are divided into three classes, with each class comprising one-third of the members of our board of directors (the “Board”) (who are not external directors, if any were appointed), (hereinafter the “first class”; the “second class”; and the “third class”). If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). If the number of directors changes, the number of directors in each class will change in accordance with the aforesaid rule.

At our 2017 annual general meeting of shareholders, the appointment of the directors included in the second class shall end. At our 2018 general meeting of shareholders, the appointment of the directors included in the third class shall end. At our 2019 general meeting of shareholders, the appointment of the directors included in the first class shall end. At our annual general meeting of our shareholders, the shareholders are entitled to elect directors who shall be elected for a Three-Year Term to replace the class of directors whose term in office has expired as of such annual general meeting of our shareholders, and so on ad infinitum, so that the directors who shall be elected as stated above shall enter office at the end of the annual general meeting of our shareholders at which they were elected, unless a later date for commencement of the term was decided at the time of the appointment, and shall serve for Three-Year Terms (unless their appointment will be terminated in accordance with the provisions of our amended and restated articles of association), and so that each year, the terms in office of one of the classes of directors shall expire at the annual general meeting of our shareholders for such year. A “Three-Year Term” means a term of office of a director until the third annual general meeting of our shareholders which shall be held following the date of their election as director, provided that each director shall continue to serve in office until his or her successor is duly elected and qualified, or until his or her retirement, death, resignation or removal. Our Board may appoint a director at any time to fill any vacancies until the annual meeting of our shareholders set to take place at the end of the Three-Year Term for the class of directors to which such director is so appointed by the Board, provided that the total number of the members of the Board serving at such time will not exceed the Maximum Number. The shareholders may at all times, by a Special Majority vote of the shareholders, replace or dismiss a director (in the case of replacement, only if the appointed director is not a corporation). A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting. The tenure of a director expires pursuant to the provisions of our amended and restated articles of association and the Companies Law, upon death or if s/he becomes incompetent, unless removed from office as described above.

Under our amended and restated articles of association, the number of directors on our Board will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any Regulations enacted thereunder) (“Maximum Number”). The majority of the members of the Board shall be residents of Israel, unless our center of management shall have been transferred to another country in accordance with a resolution of our Board by a majority of three quarters (75%) of the participating director votes. The number of directors may be changed, at any time and from time to time, by our shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting of our shareholders and (b) more than 47.9% of all of the voting rights in Kitov Parent as of the record date established for the applicable general meeting of our shareholders (“Special Majority”).

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Rock (who also serves as our CFO), Mr. Steinberg, Ms. Stern-Raff, Mr. Weber and Mr. Tzror are each deemed to have such expertise.

At our 2017 annual general meeting of shareholders, the terms of the directors included in the second class (Messrs. Steinberg, Agmon, Tzror) shall end. At our 2018 general meeting of shareholders, the terms of the directors included in the third class (Messrs. Israel and Rock and Ms. Stern-Raff) shall end. At our 2019 general meeting of shareholders, the terms of the directors included in the first class (Dr. Waymack and Mr. Weber) shall end.

In addition to our present directors whose current terms of office are detailed above, the following persons served as directors during all or a part of 2016: Mr. Yair Katzir served as a director until March 2, 2017; Ms. Leah Bruck served as a director until January 25, 2017; Dr. Alain Zeitoun served as a director until December 16, 2016; and, Ms. Moran Sherf-Blau served as a director until September 27, 2016.

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

External Directors

Qualifications of External Directors

Under the Companies Law companies incorporated under the laws of the State of Israel that are “public companies,” including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board’s resolution, for so long as Kitov Parent does not have a controlling shareholder as defined in Section 1 of the Companies Law, Kitov Parent intends to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors. Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our Audit Committee and Compensation Committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the board of directors.

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

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

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

Except in the case of a cessation of the classification of the director as an external director following the adoption by certain companies listed on foreign stock exchanges, including NASDAQ, of the corporate governance exceptions set forth in the Regulation, as described above, until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former external director and (iii) the engagement, directly or indirectly, of such former external director as a provider of professional services for compensation, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

Election and Dismissal of External Directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

●	the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

●	the total number of shares held by non-controlling shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

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

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee. Except in the case of companies listed on foreign stock exchanges, including NASDAQ, which have adopted the corporate governance exceptions set forth in the Regulation, such as our company, as described under ” Qualification of External Directors”, who are exempt from the audit committee composition requirements under the Companies Law, audit committees under the Companies Law must be comprised of at least three directors, including all of the external directors. The chairman of the audit committee must be an external director. The audit committee may not include:

●	the chairman of the board of directors;

●	a controlling shareholder or a relative of a controlling shareholder;

●	any director employed by us or by one of our controlling shareholders or by an entity controlled by our controlling shareholders (other than as a member of the board of directors); or

●	any director who regularly provides services to us, to one of our controlling shareholders or to an entity controlled by our controlling shareholders.

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

Audit Committee Role

Under the Companies Law, our audit committee:

●	recommends to the board of directors to recommend to our shareholders to appoint and approve the compensation of the independent registered public accounting firm engaged to audit our financial statements;

●	monitors deficiencies in the management of the Company, inter alia, in consultation with the independent registered public accounting firm and internal auditor, and advises the board of directors on how to correct such deficiencies;

●	decides whether to approve and recommend to the board of directors to approve engagements or transactions that require the audit committee’s approval under the Companies Law relating generally to certain related party transactions. The audit committee must pre-determine procedures for a competitive process, or other procedures, before approving related party transactions with controlling shareholders, even if such transactions are deemed by the audit committee not to be extraordinary transactions. This process is to be supervised by the audit committee, or any person authorized for such supervision, or via any other method approved by the audit committee;

●	decides as to what transactions shall be considered as “extraordinary transactions” as such term is defined under the Companies Law in connection with related party transaction;

●	determines the approval process for transactions that are not negligible, as well as determine which types of transactions would require the approval of the audit committee. Non-negligible transactions are defined as related party transactions with a controlling shareholder, or in which the controlling shareholder has a personal interest, even if they are deemed by the audit committee not to be extraordinary transactions but which have also been classified by the audit committee as non-negligible transactions;

●	meets and receives reports from both the internal auditors and the independent registered public accounting firm dealing with matters that arise in connection with their audits; and

●	regulates the Company’s rules on employee complaints, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.

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

Our audit committee consists of Ms. Revital Stern-Raff, Mr. Steven Steinberg and Mr. Arye Weber. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our board of directors has determined that Ms. Stern-Raff and Mr. Steinberg are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the NASDAQ Listing Rules.

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

Except in the case of companies listed on foreign stock exchanges, including NASDAQ, which have adopted the corporate governance exceptions set forth in the Regulation, such as our company, as described under ” Qualification of External Directors”, who are exempt from the compensation committee composition requirements under the Companies Law, the compensation committee must comply with the following requirements (the “Israeli Compensation Committee Composition Requirements”):

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
v.	The provisions of the Companies Law and Regulations that govern the compensation and reimbursement terms of external directors must also apply to members of the compensation committee who are not external directors.

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	to recommend to the board of directors the compensation policy for directors and officers, and to recommend to the board of directors once every three years whether the compensation policy that had been approved should be extended for a period of more than three years;

●	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

●	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

●	to decide whether the compensation terms of the chief executive officer of Kitov Parent which were determined pursuant to the compensation policy need not be brought for approval of the shareholders because it will harm the ability to engagement with the chief executive officer.

In addition to the roles mentioned above our compensation committee will also make recommendations to our board of directors regarding the awarding of employee equity grants.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the provisions of the Companies Law, rules and regulations of the SEC and the NASDAQ Listing Rules. Our compensation committee presently consists of Mr. Steven Steinberg, Mr. Arye Weber and Mr. Ido Agmon.

Under Amendment 27 to the Companies Law, which became effective as of February 17, 2016, the audit committee of an Israeli public company, which has not adopted the corporate governance exceptions set forth in the Regulation, as described above, for certain companies listed on foreign stock exchanges, and which meets the Israeli Compensation Committee Composition Requirements is permitted to act as the compensation committee of the company in lieu of having a separate committee. On March 16, 2016 our board of directors resolved to have the audit committee assume the responsibilities of the compensation committee pursuant to this new provision in the Companies Law, and our audit committee acted as our compensation committee until July 13, 2016 when our Board of Directors resolved to adopt the corporate governance exceptions set forth in the Regulation, as described above, thereby exempting us from the audit and compensation committee composition requirements under the Companies Law, provided that we comply with the with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee and the Compensation Committee, which such Listing Rules require to be two separate committees.

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

On January 12, 2014, Kitov Parent’s shareholders approved Kitov Parent’s initial compensation policy (as amended by the shareholders on November 20, 2014) which was in effect for a period of three years from the date of approval, until January 12, 2017 (the “Initial Compensation Policy”). As of the date of this annual report, Kitov Parent’s shareholders have not yet approved a new compensation policy (the “Compensation Policy”). Our Compensation Committee is presently working on finalizing the new Compensation Policy. Following approval by the Board of Directors of Kitov Parent, the proposed new Compensation Policy is expected to be published by Kitov Parent before the end of the second quarter of 2017, for the approval of shareholders of Kitov Parent. Until the new Compensation Policy is approved, any approvals for amendments to any office holder compensation will need the applicable corporate approvals required for compensation which deviates from an approved compensation policy.

The Initial Compensation Policy did not, and the new Compensation Policy will not, on its own, grant any rights to our directors or officers. The Initial Compensation Policy includes, and the new Compensation Policy is expected to include both long term and short term compensation elements and is to be reviewed from time to time by our compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board, according to the requirements of the Companies Law.

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

Under the Initial Compensation Policy, we are entitled to provide a compensation package to officers which may include fixed salary (a base salary and ancillary benefits), annual cash bonus, special bonuses and share-based compensation, or any combination thereof, and additional standard benefits (“Compensation Package”). An unofficial English translation of the full text of Kitov Parent’s Initial Compensation Policy is attached as an exhibit to this Annual Report on Form 20-F.

Investment Committee

Our board of directors has established an investment committee in order to oversee the management and investment of the Company’s cash and cash equivalents. This committee meets on an ad hoc basis as required and is empowered to establish guidelines and policies, as well as to make decisions, with respect to managing our financial assets. Since its establishment and to date, Mr. Simcha Rock coordinates the management of the committee. The present members of the committee are Mr. Rock, Mr. Weber, Mr. Tzror and Mr. Agmon. The investment committee provides periodic updates to the Board of Directors as required under the Companies Law. Our board of directors has adopted an investment committee charter setting forth the responsibilities of the investment committee.

Science and Technology Committee

Our board of directors has established a science and technology committee in order to advise and assist the Board of Directors of the Company in the oversight of the Company’s research and development and technology programs. This committee shall meet on an ad hoc basis as required, but not less frequently than as established by our board of directors. The present members of the committee are Dr. Waymack, Dr. Ben-Menachem, and Mr. Agmon. The science and technology committee provides periodic updates to the Board of Directors as required under the Companies Law. Our board of directors has adopted a science and technology committee charter setting forth the responsibilities of the investment committee.

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

A “related party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Until his resignation on June 8, 2016 (for reasons not connected to the Company) our internal auditor was Mr. Pinhas Bar-Shmuel, certified public accountant (Isr.). On July 13, 2016, our Board, of Directors, following the recommendation of our Audit Committee, resolved to appoint as the Company’s new internal auditor, Mr. Yisrael Gewirtz, a partner at Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International.

Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a fiduciary duty on all office holders of a company. The duty of care of an office holder is based on definition of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the business advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to such action.

The fiduciary duty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

●	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the business of the company;

●	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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

An “extraordinary transaction” is defined under the Companies Law as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Disclosure of Personal Interests of a Controlling Shareholder and Approval of Transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

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

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder or in which such has a personal interest, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote. For more information regarding exemptions from shareholder approval for extraordinary transactions with a controlling shareholder, see “Item 10 – Additional Information – B. Memorandum and Articles of Association – Board of Directors.”

Compensation of Directors and Executive Officers

Directors. Under Amendment No. 20, the compensation of our directors with respect their service as a director, as well as their engagement in other roles (if the director is so engaged) requires the approval of our compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law), the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of a director is inconsistent with our duly approved compensation policy, or compensation is approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors, shareholder approval will also be required, as follows:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

If the amounts of cash compensation to be paid to each independent director will be the same as that which is paid to our other independent directors, and will not be in excess of the maximum amounts set forth under Regulations 4, 5 and 7 of the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000, then the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors may determine that payment of such compensation is an engagement which does not require the approval of our shareholders pursuant to the leniencies set forth in Regulation 1A(2) under the Companies Regulations (Relief Regulations Regarding Transactions with Interested Parties, 5760-2000 (hereinafter: the “Relief Regulations”).

Executive Officers Other Than the Chief Executive Officer. The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer) who are not directors at the company to be approved by, first, the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law), second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s duly approved compensation policy, or compensation is approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors may override the shareholders’ decision if each of the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and the board of directors provide detailed reasons for their decision. Non-material amendments to the compensation of a public company’s executive officers (other than the chief executive officer) may be approved by the chief executive officer of the company if the company’s compensation policy has established that such amendments within the parameters established in the compensation policy may be approved by the chief executive officer, and the compensation is consistent with the company’s compensation policy.

Chief Executive Officer. The compensation paid to a public company’s chief executive officer who is not a director at the company is required to be approved by, first, the company’s compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law); second, the company’s board of directors, and, unless exempted under the regulations promulgated under the Companies Law, by the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer who is not a director at the company, the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors may override the shareholders’ decision if each of the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and the board of directors provide a detailed report for their decision. The renewal or extension of the engagement with a public company’s chief executive officer need not be approved by the shareholders of the company if the terms and conditions of such renewal or extension are no more beneficial than the previous engagement or there is no substantial difference in the terms and conditions under the circumstances, and the terms and conditions of such renewal or extension are in accordance with the company’s compensation policy.

The compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors approval should be in accordance with the company’s duly approved compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). The compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) may waive the shareholder approval requirement with regards to the approval of the initial engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

The engagement with a public company’s office holder need not be approved by the shareholders of the company with respect to the period from the commencement of the engagement until the next shareholder meeting convened by the company, if the terms and conditions of such engagement were approved by the compensation committee (or audit committee acting in lieu of the compensation company) and the board of directors of the company, the terms and conditions of such engagement are in accordance with the company’s compensation policy approved in accordance with Section 267A of the Companies Law, and if the terms and conditions of such engagement are no more beneficial than the terms and conditions of the person previously serving in such role or there is no substantial difference in the terms and conditions of the previous engagement versus the new one under the circumstances, including the scope of engagement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

●	an amendment to the articles of association;

●	an increase in the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

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

Under the Companies Law and the Securities Law, 5738 – 1968 (“Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

●	a monetary liability imposed on him or her in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

●	expenses associated with an Administrative Procedure conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

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

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine or forfeit levied against the office holder.

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

The compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors may approve the inclusion of each director under the coverage of our directors and officers insurance policy without the need for shareholder approval, if they determine that, pursuant to the leniencies set forth in Regulation 1B1 of the Relief Regulations, the provision of such insurance coverage to the directors under our directors and officers insurance policy is being granted on market terms, and with no material adverse effect on our profits, assets or obligations, and is consistent with our Compensation Policy which was approved by our shareholders in accordance with the Companies Law, and is the same as the coverage provided to all of our other directors.

The compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors may approve the issuance to directors of our standard letters of waiver of liability and indemnification, immediately, as of the date of their respective appointments as directors, with the approval by our shareholders being deferred to the next general meeting of our shareholders following such approval, if they determine that, pursuant to the leniencies set forth in Regulation 1B4 of the Relief Regulations, that the letters which we issue to the appointed directors are consistent with our Compensation Policy which was approved by our shareholders in accordance with the Companies Law, and are no more beneficial to the Appointed Directors as such letters previously issued to our other directors.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy.

We have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from our Registration Statements on Form F-1 filed in connection with our initial public offering in the U.S. during November 2015 and in connection with our July 2016 public offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made. Such indemnification amounts are in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any.

On February 7, 2017, we announced that the Israeli Securities Authority began a formal investigation (the “ISA Investigation”) into, amongst other matters, our public disclosures around our lead drug candidate, KIT-302. For more information on the ISA Investigation see “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”. Mr. Isaac Israel, Kitov’s CEO, was detained for questioning and subsequently released on the same day, under certain limited restrictive terms established by a court, as per, what the Company’s outside attorneys have advised us is, standard practice in such Israeli Securities Authority investigations and enforcement proceedings. On February 9, 2017, the Board of Directors of Kitov Parent, resolved to approve the payment of one hundred thousand NIS (NIS 100,000), as needed, for the benefit of Mr. Israel, for the purpose of placing a bond required in order to secure Mr. Israel’s return from overseas travel required in the performance of his duties as CEO of Kitov Parent. The resolution was adopted, inter alia, in accordance with the letter of indemnification between Kitov Parent and Mr. Israel presently in effect, and in accordance with Israeli applicable law. To date, Mr. Israel has not yet traveled out of Israel under a bond placed by Kitov Parent.

We expect to indemnify our officers and directors for obligations, including the deductibles for our directors and officers liability insurance policy, they may be required to pay and costs and expenses they may incur related to the ISA Investigation referred to above and the 2015 Motion, the 2017 Motions and U.S. Class Actions described in Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings, pursuant to the letters of indemnification issued to our directors and officers.

Kitov Parent’s audit committee and board of directors determined that Kitov Parent would indemnify and undertakes in advance to indemnify the officers provided with letters of indemnity (the "Indemnity Letters"). The Indemnity Letters also received the approval of the shareholders of Kitov Parent. According to the Indemnity Letters the total accumulative sum of indemnification paid by Kitov Parent to all the officers in Kitov Parent according to the Indemnity Letter that were issued by Kitov Parent will not exceed a sum equal to 25% of Kitov Parent’s equity attributed to Kitov Parent’s shareholders according to its latest audited or reviewed consolidated financial statements, as the case may be, as of the date of indemnification. The payment of the indemnity sum will not prejudice the Officers right to receive insurance coverage benefits. Once Kitov Parent has paid indemnity sums to its Officers at the maximum indemnity sum, Kitov Parent will not bear additional indemnity sums unless the payment of these additional sums is approved by authorized corporate bodies according to the law applicable at the time of payment of the additional indemnity sums, and subject to an amendment in Kitov Parent’s articles of association, if such is required by applicable law at such time.

Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

To our knowledge, other than with respect to the 2015 Motion, the 2017 Motions, the U.S. Class Actions, and the ISA Investigation, which are all described further in “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”, there is no pending litigation or proceeding against any of our office holders as to which indemnification is being, or may be sought, nor are we aware of any other pending or threatened litigation or proceeding that may result in claims for indemnification by any office holder.

D.	Employees

As of December 31, 2016, we had: (i) four consultants and service providers providing management and financial services, including our chief executive officer, chief financial officer and our chairman of the board, who also fulfills duties and responsibilities of chief medical officer; (ii) one employee serving as our vice president of business development; (iii) one employee providing in-house legal services (iv) one employee serving as our office administrator; and (v) two consultants providing research and development services. As of December 31, 2015 and 2014, we had: (i) four consultants and service providers providing management and financial services, including our chief financial officer and our chairman of the board, who also fulfills duties and responsibilities of chief medical officer; (ii) one employee serving as our chief executive officer; (iii) one employee providing in-house legal services; and (iv) four consultants providing research and development services.

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

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of Kitov Parent’s ordinary shares as of April 25, 2017 by:

●	each of our directors, executive officers and senior management and employees individually; and

●	all of our executive officers, directors, and senior management and employees as a group.

The beneficial ownership of Kitov Parent’s ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares of Kitov Parent issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of April 25, 2017, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 164,529,696 ordinary shares of Kitov Parent’s issued and outstanding as of April 25, 2017 (not including 21 shares held in treasury).

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Directors
John Paul Waymack(1)	3,214,969	1.92%
Isaac Israel(2)	15,385	*%
Simcha Rock(3)	99,148	*%
Steven Steinberg	0	*%
Ido Agmon	0	*%
Arye Weber	0	*%
Ran Tzror	0	*%
Revital Stern-Raff	0	*%

Senior Management and Employees
Gil Ben-Menachem(4)	*	*%
Avraham Ben-Tzvi(5)	*	*%
Hadas Reuveni(6)	0	*%

Total (directors, senior management and employees)	3,478,794	2.08%

* Less than 1%

(1)	Includes 2,184,431 ordinary shares held directly by JPW PCH LLC, a Virginia limited liability company, owned 51% by Dr. John Paul Waymack, and 30,538 ordinary shares held directly by Dr. John Paul Waymack, and Series A warrants to purchase 50,000 ADS (representing 1,000,000 of our ordinary shares), that are currently exercisable, which are held by Dr. Waymack and some of his immediate family members who are minors. The number of shares set forth in the table as beneficially owned by Dr. Waymack, does not include 1,389,456 ordinary shares issuable upon exercise of outstanding options, which, while vested on a time-based vesting basis, are as of April 25, 2017 not necessarily exercisable within 60 days due to the required fulfillment of certain other contingencies and clawback provisions April 25, 2017 under the terms of the grants. Dr. John Paul Waymack may be deemed to beneficially own all of the shares held directly by JPW PCH LLC. To the best of our knowledge, and as informed to us by Dr. John Paul Waymack, Dr. Waymack has irrevocably assigned to an unaffiliated minority shareholder of JPW PCH LLC, any of the decision making with respect to any acquisitions or dispositions by JPW PCH LLC of any of our securities.

(2)	The number of shares set forth in the table as beneficially owned by Mr. Israel, does not include 551,619 ordinary shares issuable upon exercise of outstanding options currently exercisable, which, while vested on a time-based vesting basis, are as of April 25, 2017 not necessarily exercisable within 60 days due to the required fulfillment of certain other contingencies and clawback provisions under the terms of the grants.

(3)	Includes 91,455 ordinary shares issuable upon exercise of outstanding options currently exercisable. The exercise price of these options is NIS 10.40 per share and the options expire in July 2017. The number of shares set forth in the table as beneficially owned by Mr. Rock, does not include 165,486 ordinary shares issuable upon exercise of outstanding options currently exercisable, which, while vested on a time-based vesting basis, are as of April 25, 2017 not necessarily exercisable within 60 days due to the required fulfillment of certain other contingencies and clawback provisions under the terms of the grants.

(4)	Includes ordinary shares issuable upon exercise of outstanding options currently exercisable comprising less than 1% of Kitov Parent’s ordinary shares.

(5)	Includes ordinary shares as well as ordinary shares issuable upon exercise of outstanding options currently exercisable comprising less than 1% of Kitov Parent’s ordinary shares.

2016 Equity-Based Incentive Plan

On April 18, 2016, we adopted the Kitov Pharmaceutical Holdings Ltd. 2016 Equity-Based Incentive Plan, or the 2016 Equity Incentive Plan. The 2016 Equity Incentive Plan provides for the granting to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, restricted share units (RSUs), restricted shares, with either ordinary shares of Kitov Parent or Company ADSs underlying the applicable award. The 2016 Equity Incentive Plan provides for awards to be granted at the determination of Kitov Parent’s board of directors (who is entitled to delegate its powers under the 2016 Equity Incentive Plan to the compensation committee or audit committee of Kitov Parent’s board of directors) in accordance with applicable laws. The exercise price and vesting period of awards are determined by Kitov Parent’s board of directors. The initial number of ordinary shares reserved for the grant of awards under the 2016 Equity Incentive Plan is 12,000,000 ordinary shares, or the equivalent number of ADSs representing such number of Kitov Parent’s ordinary shares (presently, at the ratio of 20 ordinary shares to 1 ADS, such number is equal to 600,000 ADSs). Kitov Parent’s board of directors may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares to be reserved under the 2016 Equity Incentive Plan. As of April 25, 2017 there were non-tradable options exercisable into 9,750,130 ordinary shares issuable upon the exercise of outstanding options under the 2016 Equity Incentive Plan (such number of ordinary shares would comprise 487,507 of Kitov Parent’s ADSs).

The 2016 Equity Incentive Plan will be effective until the earliest of (a) its cancellation by the board of directors of Kitov Parent and (b) April 18, 2026. Nevertheless, awards granted prior to the 2016 Equity Incentive Plan’s expiration date, whether vested or not vested up to that date, will remain effective and will not expire prior to their expiration date as set forth in the notice of grant of award (but in any event not in excess of 10 (ten) years from the allocation date).

Upon termination of engagement with the Company for any reason, other than in the event of death or for cause, all unvested options will expire and all vested options at time of termination will generally be exercisable within up to twelve (12) months after the date of such termination, unless otherwise determined by the board of directors (or the committee, as applicable), subject to the terms of the 2016 Equity Incentive Plan and the governing award agreement. If we terminate a grantee for cause (as defined in the 2016 Equity Incentive Plan) the grantee’s right to exercise all vested and unvested options granted to him will expire immediately, unless otherwise determined by the board of directors (or the committee, as applicable). Upon termination of engagement with the Company due to death, all the vested options at the time of termination will be exercisable by the grantee’s heirs or estate, for one (1) year from the date of death, unless otherwise determined by the board of directors (or the committee, as applicable), subject to the terms of the 2016 Equity Incentive Plan and the governing award agreement.

The 2016 Equity Incentive Plan enables us to grant awards through one of the following Israeli tax programs, at our discretion and subject to the applicable legal limitations: (a) according to section 102 of the Israeli Income Tax Ordinance, through a program with a trustee that is appointed by us, (b) according to section 102 of the Israeli Income Tax Ordinance, without a trustee, or (c) according to the provisions of section 3(9) in the Israeli Income Tax Ordinance. The 2016 Equity Incentive Plan also enables us to grant options as Incentive Stock Options for U.S. tax purposes.

The 2016 Equity Incentive Plan includes directives for protecting the option holders during the exercise period with respect to distribution of bonus stock, issue of rights, splitting or consolidating our share capital and dividend distribution. We will be entitled at our sole discretion, to change the terms of the 2016 Equity Incentive Plan and/or replace it and/or terminate it regarding future grants at any time, as we deem appropriate. It is also clarified that we will be entitled to change the terms of 2016 Equity Incentive Plan regarding grants that were granted to the grantees, provided that the terms of the options which were already granted will not be changed in a way that may materially impair the rights of the grantees, without the consent of award grantees holding a majority in interest of the awards so affected, and in the event that such consent is obtained, all awards so affected shall be deemed amended, and the holders thereof shall be bound, as set forth in such consent. Kitov Parent’ board of directors will determine, at its sole discretion, if a certain change may materially impair the rights of the grantee.

In May 2016, Kitov Parent received from the Securities Authority of the State of Israel an exemption from prospectus requirements pursuant to the prevailing laws of the State of Israel, with respect to the offering of any securities of Kitov Parent issuable pursuant to the 2016 Equity Incentive Plan, In accordance with the terms of such exemption, in lieu of Kitov Parent filing an outline of offering in connection with the 2016 Equity Incentive Plan, Kitov Parent will provide without charge to each award grantee in Israel, upon the oral or written request of such person, Hebrew translations of the Registration Statement on Form S-8 filed in connection with the 2016 Equity Incentive Plan and the 2016 Equity Incentive Plan.

Administration of the 2016 Equity Incentive Plan

The 2016 Equity Incentive Plan is administered by Kitov Parent’s board of directors, regarding the granting of awards and the terms of award grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of such plans. Awards granted under the 2016 Equity Incentive Plan to eligible Israeli employees, officers and directors and which are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the awards or the ordinary shares (or ADSs in accordance with a ruling from the Israel Tax Authority dated June 19, 2016, or Tax Ruling) issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such awards were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an grantee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares (or ADSs; in accordance with the Tax Ruling) by the trustee to the grantee or upon the sale of the awards or ordinary shares (or ADSs in accordance with the Tax Ruling), and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

2013 Option Plan

On November 27, 2013, Kitov Parent adopted the 2013 Kitov Pharmaceutical Holdings Ltd. Stock Option Allocation Plan, or the 2013 Option Plan. The 2013 Option Plan provides for the granting of options to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates. The 2013 Option Plan provides for options to be granted at the determination of Kitov Parent’s board of directors (who is entitled to delegate its powers under the 2013 Option Plan to Kitov Parent’s compensation committee) in accordance with applicable laws. The exercise price and vesting period are determined by Company’s board of directors. As of April 25, 2017, there were 1,833,753 non-tradable options exercisable into 182,393 ordinary shares issuable upon the exercise of outstanding options under the 2013 Option Plan.

The 2013 Option Plan will be effective until the earliest of (a) its cancellation by Kitov Parent’s board of directors and (b) October 31, 2023. Nevertheless, options granted up to the 2013 Option Plan’s expiration date, whether vested or not vested up to that date, will remain effective and will not expire prior to their expiration date (within 10 (ten) years from the allocation date).

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

The 2013 Option Plan includes directives for protecting the option holders during the exercise period with respect to distribution of bonus stock, issue of rights, splitting or consolidating our share capital and dividend distribution. We will be entitled at our sole discretion, to change the terms of the 2013 Option Plan and/or replace it and/or terminate it regarding future grants at any time, as we deem appropriate. It is also clarified that we will be entitled to change the terms of 2013 Option Plan regarding grants that were granted to the grantees, provided that the terms of the options which were already granted will not be changed in a way that may materially impair the rights of the grantees, without the consent of the grantees. Kitov Parent’s board of directors will determine, at its sole discretion, if a certain change may materially impair the rights of the grantee.

Without limiting the foregoing, in every case of a material event whereby (i) Kitov Parent will become a private company with shares no longer be traded on a stock exchange; (ii) there occurs a restructuring, including merger transaction in which Kitov Parent is not the surviving corporation or as a result of which there is a change in control; (iii) there occurs an arrangement between Kitov Parent and its creditors and/or shareholders and/or option holders; (iv) there occurs the sale of all or a substantial part of Kitov Parent’s assets; or (v) there occurs a liquidation of Kitov Parent, Kitov Parent’s board of directors, in its sole discretion, may adjust and change the terms of the options according to the plan for all the grantees or to certain grantees, in its sole discretion, including by (i) accelerating the vesting period of unvested options and (ii) replacing vested options with securities of the purchaser or any party related to the purchaser or other compensation to the grantee. Unless otherwise determined by the board of directors, non-vested options will expire soon before the material event or will be exercised, according to the decision of the board of directors. The board of directors will have the right to require the grantees to exercise all the vested options, soon before the occurrence of the material event and any option that will not be exercised will expire and will be devoid of any value.

Administration of Our 2013 Option Plan

Our 2013 Option Plan is administered by Kitov Parent’s board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plans. Options granted under the 2013 Option Plan to eligible Israeli employees, officers and directors are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the options or the ordinary shares issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such options were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

Form S-8 registration statements

On May 20, 2016 Kitov Parent filed a registration statement on Form S-8 under the Securities Act to register 12,000,000 ordinary shares of Kitov Parent issued or reserved to be issued under our 2016 Equity Incentive Plan. We intend to file one or more additional registration statements on Form S-8 under the Securities Act to register ordinary shares of Kitov Parent issued or reserved to be issued under the 2016 Equity Incentive Plan. The registration statements on Form S-8 become effective automatically upon filing. Ordinary shares issued upon exercise of a share option or other award and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the 180-day lock-up or, if subject to the lock-up, immediately after the 180-day lock-up period expires.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of Kitov Parent’s ordinary shares as of April 25, 2017 by each person or entity known by us to own beneficially more than 5% of Kitov Parent’s outstanding ordinary shares.

The beneficial ownership of Kitov Parent’s ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of April 25, 2017, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 164,529,696 ordinary shares (not including 21 shares held in treasury). The data presented is based on information provided to us by the holders, or disclosed in public regulatory filings in the U.S. or Israel, in accordance with the applicable law.

None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Unless otherwise noted below, all references to “ordinary shares” refers to ordinary shares of Kitov Parent.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders

Goldman Hirsh Partners Ltd./Dr. Gil Pogozelich (1)	11,292,508	6.8%

(1)	On January 13, 2017, we issued 11,292,508 ordinary shares to Katzenell Dimant Trustees Ltd. as trustee holding such shares in escrow on behalf of us and Goldman Hirsh Partners Ltd. (GHP), a privately owned Israeli company. The ordinary shares were issued as part of the consideration paid to GHP for the sale to us of its holdings in TyrNovo Ltd. The ordinary shares were issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the United States Securities Act of 1933, as amended. GHP has signed a Shareholder’s Undertaking in connection with the ordinary shares containing, amongst other matters, a prohibition on transfer of such ordinary shares until January 13, 2018 and certain standstill limitations. GHP agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of our board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted us a proxy to ensure GHP’s compliance with such voting undertakings. It is our understanding, to the best of our knowledge, that GHP is controlled by Dr. Gil Pogozelich, an Israeli citizen and resident.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

Changes in Percentage Ownership by Major Shareholders

Goldman Hirsch Partners Ltd.

On January 12, 2017, Kitov Parent acquired a controlling equity stake in TyrNovo Ltd. from Goldman Hirsch Partners Ltd. (GHP), its majority shareholder, for consideration of USD 2 million in cash and 11,292,508 ordinary shares of Kitov Parent, equivalent to USD 1.8 million based on the closing price of Kitov Parent’s ordinary shares on the TASE on January 11, 2017. At closing of the transaction, on January 13, 2017 Kitov Parent issued 11,292,508 ordinary shares to Katzenell Dimant Trustees Ltd. as trustee holding such shares in escrow on behalf of Kitov Parent and GHP. The ordinary shares were issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the United States Securities Act of 1933, as amended. GHP has signed a Shareholder’s Undertaking in connection with the ordinary shares containing, amongst other matters, a prohibition on transfer of such ordinary shares until January 13, 2018 and certain standstill limitations. Pursuant to such undertaking, GHP has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of our board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Parent a proxy to ensure GHP’s compliance with such voting undertakings.

Mr. Sheer Roichman / Haiku Capital Ltd.

As reported on the Schedules 13G filed on June 1, 2016 by Mr. Sheer Roichman and Haiku Capital Ltd., a company wholly-owned by Mr. Roichman, as of such date Haiku Capital beneficially owned 221,020 ordinary shares and held options issued by us to Haiku Capital representing the right to purchase 400,000 ordinary shares, and Mr. Sheer Roichman beneficially owned 2,473,780 ordinary shares.

As reported on the Schedules 13G previously filed by Mr. Sheer Roichman and Haiku Capital, Mr. Roichman acquired beneficial ownership of 7,506,060 of our ordinary shares via the acquisition in our November 2015 initial public offering in the U.S. by Haiku Capital of ADSs representing such number of ordinary shares. At such time Haiku Capital also purchased public warrants representing the right to purchase 375,303 American Depositary Shares representing 7,506,060 of our Ordinary Shares, which are not currently exercisable. Subsequent to our initial U.S. public offering, Mr. Roichman acquired beneficial ownership of an additional 3,330,901 of our ordinary shares via open market purchases (of our ordinary shares on the TASE and our ADSs on NASDAQ) by Mr. Roichman directly (2,664,060 ordinary shares comprising such additional holdings) and by Haiku Capital (666,841 ordinary shares comprising such additional holdings). Prior to the initial U.S. public offering Haiku Capital owned options currently exercisable representing the right to purchase 400,000 of our ordinary shares. To the best of our knowledge, other than these 400,000 options, Mr. Roichman had no beneficial ownership over any other of our securities immediately prior to the initial U.S. public offering.

Prior to the Share Transfer Agreement with Kitov Pharmaceuticals dated July 11, 2013, Mr. Roichman and Haiku Capital were the controlling shareholders of Kitov Parent (then called Mainrom Line Logistics Ltd.). At the closing of the Share Transfer Agreement with Kitov Pharmaceuticals dated July 11, 2013, Mr. Roichman was the beneficial owner of 3,083,983 of Kitov Parent’s ordinary shares (prior to a 1-for-13 reverse stock split of our outstanding share capital, which we completed in November 2014) which represented 12.07% of the issued and outstanding share capital at such time. After a series of off-exchange transactions as well as direct sales on the TASE, Mr. Roichman ceased to be a significant shareholder of Kitov Parent in April 2014.

Dr. John Paul Waymack

Immediately prior to our initial U.S. public offering, Dr. John Paul Waymack had beneficial ownership of 1,111,721 of Kitov Parent’s ordinary shares which represented 8.58% of its issued and outstanding share capital at the time. Such amount included 1,081,183 ordinary shares held directly by JPW PCH LLC, a Virginia limited liability company, owned 51% by Dr. John Paul Waymack and 30,538 ordinary shares held directly by Dr. John Paul Waymack. Dr. John Paul Waymack may be deemed to beneficially own all of the shares held directly by JPW PCH LLC. In December 2015, we issued 1,103,248 of Kitov Parent’s ordinary shares to JPW PCH LLC, as a result of the attainment of the milestone in connection with our Phase III clinical trial for KIT-302. (see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Share Transfer Agreement with Kitov Pharmaceuticals"). Dr. Waymack’s holdings were reduced below 5% of Kitov Parent’s issued and outstanding share capital as a result of our initial U.S. public offering.

Dexcel Ltd.

Immediately prior to our initial U.S. public offering, Dexcel Ltd. a private company wholly owned by Dexon Holdings Ltd. which is a private company wholly owned by Mr. Dan Oren who may be deemed to beneficially own all of the shares held directly by Dexcel Ltd., was known to us to have owned 755,294 of our ordinary shares which represented 5.83% of our issued and outstanding share capital at the time. These shares were issued to Dexcel Ltd. pursuant to the achievement of milestones under our Development Services Agreement with Dexcel Ltd. 157,783 ordinary shares were issued at the first tranche. Upon completion of a milestone the second tranche of 597,511 ordinary shares was issued in May 2015. Dexcel Ltd.’s holdings were reduced below 5% of our issued and outstanding share capital as a result of our initial U.S. public offering in November 2015.

Record Holders

As of the date of this Annual Report on Form 20-F, there were (i) three shareholders of record of our ordinary shares, one of which was a U.S. entity holding 0.4% of our ordinary shares and two of which were Israeli entities holding 99.6% of our ordinary shares; and (ii) one holder of record for the public warrants which was a U.S. entity. As of April 20, 2017, there were 4,257,157 ADSs outstanding (equivalent to 85,143,140 ordinary shares, or approximately 51.75% of our total issued and outstanding ordinary shares), which were held by 62 holders of record as recorded on the records of Depositary Trust Corporation and our ADS Depositary, The Bank of New York Mellon.

The number of record holders is not representative of the number of beneficial holders of our ADSs, ordinary shares, and our warrants because many of the ADSs, ordinary shares and our warrants are held by brokers or other nominees. Other than with respect to certain restricted shares or ADS containing a legend, the shares for a publicly traded company such as ours, which is listed on the TASE (and with ADSs listed on the NASDAQ), are generally recorded in the name of our Israeli share registrar, Registration Company of United Mizrahi Bank Ltd. or in the name of our ADS Depositary, The Bank of New York Mellon.

B.	Related Party Transactions

TyrNovo Ltd.

On January 13, 2017, Kitov Parent completed its acquisition of a controlling interest in TyrNovo, from GHP. Pursuant to the terms of the transaction, including such adjustments to the terms and conditions which were finalized between the parties subsequent to the closing, Kitov Parent issued GHP 11,292,508 of its ordinary shares (the “Consideration Shares”) and will pay GHP aggregate cash proceeds of $2 million (the “Cash Consideration”) in exchange for 9,570 ordinary shares in TyrNovo and the assignment to Kitov Parent of a loan in the amount of $101,157 made by GHP to TyrNovo, (the “Completed TyrNovo Acquisition”). $800,000 of the Cash Consideration was paid to GHP (or to other third parties on behalf of GHP) on January 13, 2017. An additional $1,032,843 of the Cash Consideration was paid to GHP (or to other third parties on behalf of GHP) in April 2017. The remaining $167,157 of the Cash Consideration is being held back by Kitov Parent pending the fulfillment of certain conditions as agreed to between Kitov Parent and GHP. As part of the Completed TyrNovo Transaction, and following the arrangements for the payment of the additional Cash Consideration in April 2017, Kitov Parent agreed with GHP that it also acquired a loan to TyrNovo of $101,157 from GHP. The repayment date and other terms of such acquired loan have not been determined.

All of the Consideration Shares are being held in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the Completed TyrNovo Acquisition. Kitov Parent announced that it may acquire additional equity stakes in TyrNovo from TyrNovo’s minority shareholders, which include employees and consultants of TyrNovo, in exchange for additional ordinary shares of Kitov Parent, in amounts to be determined with such shareholders. Concurrent with the closing of the Completed TyrNovo Acquisition, on January 13, 2017 GHP resigned from its position as sole director of TyrNovo Ltd.

On January 13, 2017, GHP signed a Shareholder’s Undertaking in connection with the ordinary shares of Kitov Parent held by GHP containing, amongst other matters, a prohibition on transfer of such ordinary shares until January 13, 2018 and certain standstill limitations. GHP has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Parent’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Parent a proxy to ensure GHP’s compliance with such voting undertakings.

On January 16, 2017, in connection with the Completed TyrNovo Acquisition, Mr. Simcha Rock, Kitov Parent’s chief financial officer, was appointed as a director of TyrNovo Ltd.

On January 19, 2017, the Tel Aviv District Court (Economic Division) issued a temporary interlocutory injunction (the “Injunction”), in response to a motion filed on January 19, 2017 by Taoz – Company for Management and Holdings of Companies Ltd. (“Taoz”), a shareholder owning 534 shares (then representing approximately 3.12%) of TyrNovo (hereinafter, the “Motion”). The Motion was filed ex parte against Kitov Parent, TyrNovo, GHP and Katzenell Dimant Trustees Ltd., the escrow agent with respect to the Consideration Shares which are required to be held in escrow subsequent to closing in accordance with the terms of the Completed TyrNovo Acquisition. Taoz filed the Motion, alleging certain rights as a minority shareholder in TyrNovo and contractual rights with GHP pursuant to a non-binding term sheet executed on July 11, 2016 by and among Taoz, TyrNovo, and GHP. In the Injunction, the Court enjoined Kitov Parent and GHP from continuing with any actions to complete the Completed TyrNovo Acquisition, but only to the extent that the Completed TyrNovo Transaction had not yet closed. The Court rejected the Motion with respect to all the additional temporary interlocutory injunctive relief sought by Taoz.

On February 9, 2017, Kitov Parent, TyrNovo and Taoz entered into a settlement arrangement in connection with the Motion, which was approved by the Board of Directors of Kitov Parent, pursuant to which the following agreements were signed:

1)	A Waiver and Release Agreement among Kitov Parent, TyrNovo and Taoz pursuant to which the parties agreed, amongst other matters, to:

i.	Taoz’s consent to dismiss with prejudice any and all proceedings against Kitov Parent and TyrNovo in connection with the Motion;

ii.	mutual settlement with respect to court costs;

iii.	a grant by Taoz of an irrevocable waiver and release to Kitov Parent and TyrNovo, as well as their respective affiliated parties for any and all damages Taoz may, now or in the future, have against them in connection with the Completed TyrNovo Acquisition; and

iv.	an irrevocable waiver by Kitov Parent to Taoz for any claims and/or demands it may, now or in the future, have against Taoz and/or any director of TyrNovo nominated by Taoz, for any acts or omissions by TyrNovo during the period of time preceding the execution of Waiver and Release Agreement.

2)	A Binding Term Sheet between TyrNovo, Taoz and Kitov Parent pursuant to which the parties agreed, amongst other matters,

i.	that Taoz is entitled to be issued an additional 77 ordinary shares of TyrNovo, representing 0.4% of the issued and outstanding share capital of TyrNovo immediately following this issuance, within thirty (30) days from February 9, 2017;

ii.	that Taoz shall have the right during a period commencing upon February 9, 2017 and ending upon the earlier of: (1) the lapse of 60 days from the day on which TyrNovo notifies Taoz in writing, of a notice by the board of TyrNovo (a “Milestone Notice”) stating that a U.S. FDA approval to commence a Phase I clinical trial has been obtained, or; (2) 30 months from February 9, 2017, to invest an additional US$750,000 (the “Deferred Investment”) to be provided to TyrNovo by way of a convertible loan; the principal amount of the convertible loan shall bear interest at a rate per annum of LIBOR + 6% in the event of US$ loans, and Prime + 6% in the event of NIS loans, compounded annually, from the date on which Taoz made the loan and until the date of conversion or repayment thereof; repayment of the loan amount shall be made, unless automatically converted prior to the Repayment Date, upon the earliest of: (a) 6 months following the date of the publication by TyrNovo of the official results of the Phase I clinical trials; (b) 36 months from the date of first transfer to TyrNovo by Taoz of the funding under the Convertible Loan; (c) immediately prior to an Exit Event (defined as either a qualified initial public offering of TyrNovo or the consummation of a merger or sale of all or substantially all of TyrNovo’s assets or share capital); or (d) an Event of Default (as defined in the Binding Term Sheet); the earliest of the events detailed above are referred to as the "Repayment Date"; in the event that prior to the Repayment Date TyrNovo shall raise additional funds in an amount of not less than US$1,000,000 in consideration for shares of TyrNovo from an investor who is not, on February 9, 2017, a shareholder in TyrNovo (the "Next Financing Round"), then, immediately prior to the Next Financing Round, the loan amount shall automatically convert into ordinary shares of TyrNovo at a price per share which shall be the lower of (i) a price per share reflecting a 30% discount off the price per share paid in the Next Financing Round by the investor and (ii) a price per TyrNovo share reflecting a TyrNovo company valuation of $13,500,000 divided by the number of issued and outstanding shares of TyrNovo as of February 9, 2017; during the period commencing 14 days before the Repayment Date and ending 7 days before the Repayment Date, provided that the loan amount was not converted automatically as set forth above, the lender may, at its election, convert the loan amount into ordinary shares of TyrNovo at a loan conversion price equal to a price per TyrNovo share reflecting a TyrNovo company valuation of $13,500,000 divided by the number of issued and outstanding shares of TyrNovo as of February 9, 2017;

iii.	that upon issuance of preferred shares by TyrNovo in the future, each of Taoz and/or Kitov Parent shall have the right, only upon the first time that TyrNovo issues such preferred shares, to notify TyrNovo that it wishes to convert all ordinary TyrNovo shares issued to Taoz under the Binding Term Sheet and the TyrNovo ordinary shares held by Kitov Parent in an amount not exceeding twice the number of TyrNovo shares initially acquired by Taoz, or converted by Taoz by virtue of the conversion as set forth in clause ii. above, into such preferred shares, provided that the preference with respect to each preferred share of Taoz and Kitov Parent shall be equal to the actual purchase price for which these TyrNovo shares were issued;

iv.	to an option granted to Taoz to invest in TyrNovo in an amount of up to US$1,000,000 for TyrNovo ordinary shares, pursuant to a convertible loan which may be exercised until the earlier of (1) the lapse of 30 months from February 9, 2017; (2) an Exit Event or (3) the lapse of 60 days following TyrNovo’s Milestone Notice;

v.	to the grant to Taoz of certain director appointment rights with respect to the board of directors of TyrNovo until the earlier of (1) such time in which the option set forth in item (iv) above is exercised or expired and is no longer exercisable and the shares in TyrNovo held by Taoz constitute less than 8.9% of the issued and outstanding share capital of TyrNovo (including a mechanism for calculating the conversion of any convertible loans for the purposes of this threshold); and (2) immediately prior to an Exit Event;

vi.	that until an Exit Event, the grant to Taoz of registration rights for its TyrNovo shares upon grant by TyrNovo in the future of registration rights to any of its shareholders with respect to securities of TyrNovo, under the same terms and conditions, and in accordance with the same registration rights agreement(s), that such right was granted to such other shareholder(s) of TyrNovo; and

vii.	that until an Exit Event, and notwithstanding the higher threshold set forth under TyrNovo’s Articles of Association currently in effect, Taoz shall have the right to purchase its pro rata share of Additional Securities (as defined in the Binding Term Sheet) that TyrNovo may, from time to time, propose to sell and issue.

3)	A Shareholders Agreement between Kitov Parent and Taoz, including, amongst others, the following matters:

i.	an undertaking by Kitov Parent to finance any future working capital requirement of TyrNovo, up to an amount of $1,000,000, of which the amount of $750,000 shall be provided to TyrNovo no later than 30 days from February 9, 2017, and $250,000 pursuant to a business plan to be approved by the Board of Directors of TyrNovo no later than May 9, 2017, and such financing by Kitov Parent shall be provided by way of Convertible Loan (as defined in the Binding Term Sheet);

ii.	in the event that the Milestone (as defined in the Binding Term Sheet) is achieved, and Taoz did not invest the Deferred Investment then Kitov Parent shall have the right, for a period of 60 days, to acquire all of the Taoz's holdings in TyrNovo at a price per share of US$476.48;

iii.	in the event that Kitov Parent increases its shareholdings in TyrNovo, through the purchase of additional shares from TyrNovo’s then current shareholders, by more than 1,500 shares of TyrNovo until February 9, 2018, then Taoz shall have the option within 14 days of the notification by Kitov Parent of such purchases to purchase up to 30% of such newly acquired shares in TyrNovo, and if it does so elect, Taoz shall be obligated to purchase from Kitov Parent, within a period of 12 months of delivery to Kitov Parent of the notice of such election, such shares so elected to acquire at the New Shares PPS (as defined below); and, in the event Taoz fails to purchase such shares it so elected to acquire from Kitov Parent, Taoz shall immediately transfer to Kitov Parent, as liquidated damages, for no consideration to be paid by Kitov Parent, such number of securities equal to 20% of the amount of the shares it so elected to acquire from Kitov Parent and which Taoz has failed to purchase, out of the shares in TyrNovo then held by Taoz; the "New Shares PPS" shall mean, (1) in the event that the newly acquired TyrNovo shares are purchased by Kitov Parent, in whole or in part, in consideration for shares of Kitov Parent, then during a period of six months from the acquisition date by Kitov Parent, an amount, in cash equal to US$350 per TyrNovo share, and during a period commencing as of the lapse of six months and until the lapse of 12 months from the acquisition date by Kitov Parent, an amount, in cash equal to US$403 per TyrNovo share, and (2) in the event that all the newly acquired TyrNovo shares are purchased by Kitov Parent for cash consideration only, then an amount, in cash, equal to 104% of the price per TyrNovo share actually paid by Kitov Parent as consideration for such TyrNovo shares;

iv.	until an Exit Event, Taoz shall have a right of first refusal with respect to any transfer by Kitov Parent (or a permitted transferee thereof) of its shares in TyrNovo up to its Pro Rata Share (as defined in the Binding Term Sheet);

v.	until an Exit Event, in the event that Taoz did not purchase the offered shares under the right of first refusal as set forth above, Taoz shall have a right to participate in such transfer, by selling up to its Pro Rata Share of the TyrNovo shares proposed to be sold by Kitov Parent, on the same terms and conditions, for receipt of the same type of consideration, provided that such transfer is completed by Kitov Parent;

vi.	until the earliest of (1) the lapse of 30 months from February 9, 2017; (2) the execution of investment agreements by TyrNovo with an external non-affiliated investor (other than Kitov Parent or company controlled by Kitov Parent), according to which TyrNovo shall issue 10% or more of its issued share capital immediately prior to such issuance, (3) immediately prior to an Exit Event, or (4) the lapse of 60 days following TyrNovo's Milestone Notice, Kitov Parent shall not make any transfer of shares in TyrNovo, except for up to 15% of the issued share capital of TyrNovo or a transfer to a Permitted Transferee (as defined in the agreement); and

vii.	Kitov Parent provides to Taoz a put option to sell to Kitov Parent up to 50% of the TyrNovo shares issued to Taoz through its investments in TyrNovo as set forth in the Binding Term Sheet, or of any shares actually acquired by Taoz from Kitov Parent in accordance with item (iii) above, exercisable during a period of 90 days from the publication by TyrNovo of the results of the Phase I clinical trials, for a price per TyrNovo share equal to US$1,600, which subject to receipt by Kitov Parent of an exercise notice from Taoz, such price shall be paid, 40 days after the delivery of the exercise notice, and subject to all required regulatory and corporate approvals, in (1) ordinary shares of Kitov Parent, at a price per share value (for each Kitov Parent share) equal to the higher of (a) NIS 1.824 (subject to adjustments due to stock split and combination) and (b) the average price of the shares of Kitov Parent at the closing of trade on the Tel Aviv Stock Exchange during a period of 30 days following the lapse of the exercise period, or, at Kitov Parent’ sole discretion, (2) in cash; upon the expiration of the 90 day exercise period, the put option, if not exercised by Taoz, shall expire and no longer be valid.

GHP and Taoz also reached a settlement agreement in connection with the claims of Taoz towards GHP (and its affiliates). On February 9, 2017, the Court entered a final judgement confirming the settlement arrangements amongst Taoz, TyrNovo and Kitov Parent, as well as between Taoz and GHP (and its affiliates).

On February 13, 2017, Kitov Parent appointed Dr. Gil Ben-Menachem, its Vice President of Business Development as a director of TyrNovo.

Kitov Parent and TyrNovo entered into a Revolving Secured Facility and Pledge Agreement on March 1, 2017, pursuant to which Kitov Parent has made loans to TyrNovo in an aggregate amount of $750,000. The loans were made on various dates between February 15, 2017 and March 8, 2017. The principal balance of, and any accrued and unpaid interest on and fees in relation to, the loans were repayable in full by TyrNovo on March 31, 2017 (the “Maturity Date”). The shareholders of TyrNovo approved an extension of the Maturity Date to April 30, 2017. Interest accrued on the loans at the rate of Libor + 6% (six percent) per annum, compounded annually, and paid on the last business day of each calendar year of the term, or on the Maturity Date if occurring prior to the last business day of a calendar year of the term. As security for the payment in full of its loans and accrued interest and performance of its other undertakings, TyrNovo granted to Kitov Parent a security interest in all of TyrNovo’s right, title and interest for the benefit of Kitov Parent, in certain assets and rights of TyrNovo.

On April 25, 2017, Kitov Parent appointed Mr. Ran Tzror, one of its independent directors, as a director of TyrNovo.

An affiliate of GHP had historically provided certain management, accounting, business development and other ancillary services to TyrNovo. Upon closing of the sale of GHP’s holdings in TyrNovo to Kitov Parent, TyrNovo terminated this arrangement with GHP’s affiliate. Kitov Parent now provides applicable services to TyrNovo and expects that a formal arm’s length transaction services agreement between Kitov Parent and TyrNovo, setting out the terms and conditions of these arrangements, will be finalized in the near future.

Consulting Agreement with Lior Tamar Investments Ltd.

In August 2014, we entered into a consulting agreement with Lior Tamar Investments Ltd., or Lior Tamar, a privately held Israeli company, pursuant to which Lior Tamar provides us with various services, including  introduction to Israeli investors, facilitating meetings and introductions to underwriters, assistance in locating business cooperation opportunities, and consultation with respect to raising debt and bonds.  In consideration for these services, we paid Lior Tamar a monthly fee of $9,500, and 2.5% of all amounts actually raised and received by us from third parties, excluding amounts received from interested parties. However, Lior Tamar waived its rights to receive 2.5% of the amounts raised in the November 2015 offering on NASDAQ in exchange for a flat fee of $245,000 in consideration of Lior Tamar’s services in connection with advising us on matters related to that offering. Lior Tamar did not serve as a finder, in any way, in connection with that offering. Lior Tamar waived its rights to receive 2.5% of the amounts to be raised in our follow-on offering on NASDAQ in July 2016 in exchange for a flat fee of $300,000 in consideration of Lior Tamar’s services in connection with advising us on matters related to that offering. Lior Tamar did not serve as a finder, in any way, in connection with that offering. The agreement was terminable by either party upon 60 days’ notice, and Lior Tamar was entitled to payment for any fund raising that closes during the 90 day period following termination of the agreement.

On July 27, 2016 we entered into an amendment to the consulting agreement with Lior Tamar, pursuant to which we now pay Lior Tamar a monthly fee of $12,500 (commencing as of December 2015), and 33.5% of all amounts actually raised and received by us from third parties in capital markets transactions, excluding amounts received by the Company in certain events, including, amongst others, amounts received from interested parties, and amounts in excess of $25,000,000 which are received by the Company pursuant to a funding event as defined in the consulting agreement. In addition we paid Lior Tamar a one-time amendment signing bonus of $50,000. In the event that, with respect to any contemplated funding event, we shall not be permitted to pay and/or Lior Tamar shall not be permitted to receive, 3.5% of all amounts actually raised and received by us from third parties in a particular capital markets transaction, whether for reasons of law, regulation, commercial arrangements of the Company in connection with the transaction, or otherwise, then Lior Tamar shall provide us with a timely waiver of the such consideration to be received by Lior Tamar in connection with such transaction. Upon delivery of such waiver Lior Tamar shall be entitled to receive alternative consideration in connection with such transaction, which accomplishes, to the extent possible, the original business purpose of the waived consideration in a compliant, valid and enforceable manner. The agreement may be terminated by either party for any reason at any time by furnishing the other party with a notice of termination 60 days prior to such notice of termination having effect, and Lior Tamar is entitled to payment for any fund raising that closes during the 90 day period following termination of the agreement; provided, however, that during the period between July 1, 2016 and December 31, 2018, the advance notice period shall be six months prior to any notice of termination having effect, and during the period of time when this extended notice period is in effect, Lior Tamar is entitled to payment for any fund raising that closes during the 30 day period following termination of the agreement.

A company under the control of Isaac Israel, our chief executive officer and member of our board of directors, provides consulting services to Capital Point Ltd. by having Mr. Israel acting as a director at certain companies in which Capital Point Ltd. has made investments. Capital Point Ltd. is a public company traded on the TASE, which is co-managed by certain individuals known to us to be the principals of Lior Tamar Investments Ltd. In addition, Mr. Arye Weber, one of our independent directors, serves as an External Director on the board of directors of Capital Point Ltd., as well as on Capital Point Ltd.’s audit and compensation committees.

The Company’s audit committee and board of directors approved this consulting agreement with Lior Tamar, as well as the amendment thereto, in accordance with the requirements of the Companies Law.

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

Share Transfer Agreement with Kitov Pharmaceuticals

On July 11, 2013, pursuant to a Share Transfer Agreement dated April 2, 2013 between Kitov Parent, Kitov Pharmaceuticals, Dr. Morris Laster and JPW PCH LLC (Kitov Pharmaceutical’s shareholders at the time), and the controlling shareholder in Kitov Pharmaceuticals at such time, Mr. Sheer Roichman and Haiku Capital Ltd. (a private company wholly owned by Mr. Roichman), Kitov Parent (then called Mainrom Line Logistics Ltd.) acquired the shares of Kitov Pharmaceuticals in exchange for the issuance of 1,351,478 ordinary shares to Kitov Pharmaceutical’s shareholders, representing at the time 63.75% of the fully diluted share capital of Kitov Parent. In addition, pursuant to the agreement, Kitov Parent issued to the former shareholders of Kitov Pharmaceutical a right to purchase an additional 1,379,060 ordinary shares of Kitov Parent if within 28 months from the completion of the acquisition, or November 11, 2015, we complete our Phase III clinical trial and the data analyses have demonstrated that the reduction in blood pressure in the group treated with KIT-302 was at least half of that achieved with amlodipine monotherapy, known as the Milestone. In addition, under the terms of the Share Transfer Agreement, Mr. Roichman was entitled to receive various sums from the funds raised by us from public and private financings. This amount was paid in full by us in March 2014.

At the closing of the Share Transfer Agreement, Kitov Pharmaceutical’s shareholders transferred 100% of Kitov Pharmaceuticals share capital on a fully diluted basis to us, as follows: (i) 80% of the share capital directly to us and (ii) 20% of the share capital to a trustee, to hold such shares for our sole benefit until the earlier of the occurrence of: (A) the Milestone referred to above or (B) 28 months from the closing of the Share Transfer Agreement, or November 11, 2015. On November 11, 2015 the 20% share capital held by the trustee was transferred to us, resulting in our holding 100% of the share capital of Kitov Pharmaceuticals. Furthermore, in December 2015, we issued an additional 1,379,060 of our ordinary shares to the former shareholders of Kitov Pharmaceuticals Ltd. as a result of the attainment of the Milestone, including the issuance of 1,103,248 Ordinary Shares of Kitov Parent to JPW PCH LLC, a Virginia limited liability company, owned 51% by Dr. John Paul Waymack, the chairman of the board of directors.

Pursuant to the agreement, Kitov Parent granted to its external consultants, Lior Tamar Investments Ltd., held by Mr. Shay Itzhak Lior and Mr. Yossi Tamar, options to acquire 1,194,616 ordinary shares of Kitov Parent and agreed to grant to Mr. Simcha Rock, our current chief financial officer and a director, options to acquire 1,370,056 ordinary shares of Kitov Parent, subject to the adoption of an option plan (of this amount, 181,089 of the options to be granted to Mr. Rock are subject to Kitov Parent attaining the milestone referred to above and 1,011,500 options are subject to fund raising by Kitov Parent in the amount of NIS 1,000,000).

At closing, Mr. Sheer Roichman granted Kitov Parent a loan in the amount of NIS 500,000, free of interest and linkage. Kitov Parent was to repay the loan to the lender on the date on which it and/or Kitov Pharmaceuticals will raise after the transaction, an amount of no less than NIS 500,000. In the event that the loan was not paid when due, Mr. Roichman would be entitled to convert the loan to securities of Kitov Parent at a conversion price reflecting a 30% discount to the average price of Kitov Parent's shares during 30 trading days preceding the date on which Mr. Roichman notified Kitov Parent of his intention to convert the loan. This loan was repaid in March 2014.

As part of the agreement, Mr. Roichman agreed that in the event Kitov Parent issues its shares to the public and receives early commitments to purchase its securities in an amount of no less than NIS 500,000, Mr. Roichman will participate in the offering by placing an order for Kitov Parent shares in an amount of no less than NIS 750,000. If the offering to the public will include the grant of options to acquire Kitov Parent shares for a cash payment, Mr. Roichman will place orders for Kitov Parent's securities offered to the public in an amount of NIS 750,000 minus the exercise price of the offered options which he will acquire (in the event that all orders placed by Mr. Roichman under the public offering will be fully received). It is noted, that insofar as the amount of the loan made by Mr. Roichman to Kitov Parent referred to above is not repaid on issuance date, Mr. Roichman will only pay the exercise price to Kitov Parent in exchange for the purchased options on the option exercise date insofar as he elects to exercise the options, and the purchase price will be offset against repayment of the loan. This requirement was satisfied at the time of Kitov Parent's March 2014 offering of ordinary shares on the Tel Aviv Stock Exchange.

In addition, under the terms of the agreement, Mr. Roichman is entitled to receive out of all the funds that will be raised by Kitov Parent from public and private financings, including through convertible loans, in one or more transactions and including funds invested by Mr. Roichman himself the following sums: (a) 10% of the amounts invested up to a total cumulative sum of NIS 9 million and (b) 25% of the invested amounts exceeding NIS 9 million, up to a cumulative amount of NIS 2.5 million, also called the maximum remuneration sum, plus VAT if required. This amount was paid by Kitov Parent in March 2014.

As part of the agreement, the parties agreed that all the loans granted to Kitov Parent and/or to Kitov Pharmaceuticals by Mr. Roichman and/or by controlling stakeholders of Kitov Pharmaceuticals, as the case may be, up to the closing, except the loan made by Mr. Roichman to Kitov Parent on the closing date, will be repaid to Mr. Roichman and/or to the controlling stakeholders of Kitov Pharmaceuticals on a pro rata basis according to their relative share in the debts of Kitov Parent, subject to payment of the maximum remuneration sum referred to above.

Upon closing of the transaction, Dr. Paul Waymack, Dr. Morris Laster and Mr. Simcha Rock were appointed to the board of directors of Kitov Parent, replacing Mr. Erez Goldstmidt, Mr. Hedan Orenstein and Mr. Oren Giditz, who resigned.

Kitov Parent repaid all obligations to Mr. Sheer Roichman under the agreement and satisfied all of its obligations under the agreement to pay the maximum remuneration sum by the payment of NIS 2.5 million at such time as Kitov Parent completed its approximately NIS 17.2 million financing in March 2014 pursuant to a prospectus published and approved by the Israel Securities Authority.

Loans from Mr. Sheer Roichman

From November 2013 to February 2014, Kitov Parent received loans in the aggregate amount of NIS 990,000 (approximately $285,000 based on the representative rate of exchange on December 31, 2013) pursuant to a loan agreement with several lenders, including Mr. Sheer Roichman and third parties. The loans did not bear interest and were not linked to the CPI. However, we paid to the lenders a credit allocation commission in the amount of approximately NIS 330,000 (approximately $95,000 based on the representative rate of exchange on December 31, 2013), payable to the lenders together with the principal of the loan on the loan repayment date. The entire loan and commission have been repaid according to its terms.

Other Related Party Agreements

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

2015 Motion to Approve a Class Action in Israel

On December 3, 2015, we announced that we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 (the “2015 Motion”) which was filed against us and our directors at the Tel Aviv District Court (Economic Division). The 2015 Motion is with respect to asserted claims for damages to the holders of our securities listed on the Tel Aviv Stock Exchange, arising due to the public offering of our initial public offering of our securities in the U.S. during November 2015. In the 2015 Motion it was claimed that the class the petitioners are seeking to represent, namely, anyone holding our shares at the start of trading on November 22, 2015 exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof and excluding anyone whose rights to our shares derive from ADS certificates issued in the U.S to such extent as derived therefrom; and any holders of our Series 2 TASE listed warrants as of the start of trading on November 22, 2015, exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof (Purported Class). The total amount claimed from all defendants, if the 2015 Motion is certified as a class action, as set forth in the motion is approximately NIS 16.4 million. In addition to this amount, the petitioners in the motion are seeking remedies in order to redress discrimination against the Purported Class owing to the dilution caused by the public offering, including the possibility that the Purported Class should be awarded from Kitov Parent amounts reflecting the losses of the Purported Class from a possible price increase in the shares of Kitov Parent following the announcement of the Phase III clinical trial results.

Under applicable Israeli law, a motion to approve a lawsuit as a class action initially needs to be approved as such by the court. Only after such approval is granted by the court, will the court proceed to the second stage of hearing the underlying claims of the class action lawsuit. We announced that we reject the claims asserted in the 2015 Motion. We have delivered our response to the court in accordance with applicable law, and a preliminary hearing was held by the court on September 12, 2016. At such hearing the court determined that certain claims of the petitioners in connection with alleged personal interests by affiliates of Kitov Parent in connection with the public offering of our initial public offering of our securities in the U.S. during November 2015 are not part of the grounds for the 2015 Motion and no remedies shall be sought by the petitioners in connection therewith. The court set a schedule for the submission by the petitioners of a motion for discovery, and any responses to such motion. An additional preliminary hearing was held on February 7, 2017. At that hearing the court ruled on the scope of the petitioners’ motion for discovery, and pursuant to such ruling Kitov Parent delivered to the petitioners (subject to signing confidentiality undertakings) certain protocols of the board of directors of Kitov Parent. Pursuant to the filing of one of the 2017 Motions to Approve a Class Action in Israel by the same attorneys for the plaintiffs in the 2015 Motion, Kitov Parent and other respondents in the 2015 Motion filed a motion to narrow the scope of court's ruling on the petitioners’ motion for discovery, and the petitioners filed a motion to declare that Kitov Parent did not comply with the court's ruling on the petitioners’ motion for discovery and therefor is in contempt of the court. Furthermore, petitioners filed a motion for the dismissal of the further motion to narrow the scope of court's ruling on the petitioners’ motion for discovery. On March 30, 2017 the court ordered the parties to negotiate on the matter in order to try and reach a procedural agreement, and scheduled an additional preliminary hearing for May 4, 2017.

On November 8, 2016, a shareholder of Kitov Parent submitted a request to the court in connection with the 2015 Motion to be excluded from the Purported Class and claiming to have independent causes of action and claims of approximately NIS 1 million (the “Petition to Exclude”). We responded to the court as required, and, amongst other arguments, we noted that pursuant to the Class Action Lawsuits Law 5766-2006 and the Regulations enacted thereunder, at the current stage of the court proceedings with respect to the Motion, such shareholder cannot petition to be excluded from the Purported Class. The court ordered the shareholder to respond to our response and he has done so. The shareholder has not submitted any independent lawsuit against us, and we are of the view that such shareholder’s claims are identical to the asserted claims for damages in the Motion.

We have been advised by our attorneys that the likelihood of Kitov Parent not incurring any financial obligation as a result of the class action (including the 2015 Motion and the Petition to Exclude) exceeds the likelihood that Kitov Parent will incur a financial obligation. At this preliminary stage however, we are unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the 2015 Motion's probability of success or the scope of potential exposure, if any.

ISA Investigation

On February 7, 2017, we announced that Kitov Parent is currently being investigated by the Israeli Securities Authority (the “ISA” and the “Investigation,” or “ISA Investigation” respectively). We have not yet been advised by the ISA of the full scope and focus of the Investigation. However, as previously disclosed by us on May 1, 2017, we have had discussions with the ISA regarding the Investigation, and are able to provide additional information to our investors and other stakeholders, with regard to the nature of the ISA’s concerns with respect to Kitov Parent.

Based on these discussions with the ISA, we understand that the Investigation with respect to Kitov Parent relates to the Data Monitoring Committee ("DMC") that was appointed in connection with our Phase III clinical trial of KIT-302. In connection with the clinical trial, we appointed an independent statistician and an orthopedist to serve as our DMC in order to review the preliminary results of the initial patient group, with respect to determining if it would be necessary to increase the number of patients to be enrolled in the clinical trial in order to demonstrate statistical validity required to meet the primary endpoint of the clinical trial.

This DMC's responsibilities and reporting procedures were detailed in a document that was distributed to all the team members involved in the clinical trial, including the members of the DMC (the "Procedure"). According to this Procedure, a group of external independent statisticians was to receive the preliminary clinical trial results and analyze the standard deviations. The Procedure provided that the independent statisticians would send the analyzed standard deviations to both of the DMC members, who would then review the analysis, and determine whether or not the primary efficacy endpoint was met (i.e. they were to look at the statistician's printout and see if the lower limit of the 95% confidence interval for the KIT-302 drug exceed 50% of the value for amlodipine). It is our understanding that the ISA is investigating the circumstances surrounding the actual dissemination of the statistical analysis to the members of the DMC, and whether or not this led to any misleading disclosures in any of the Company's public filings.

We believe that the ISA’s concerns with respect to the DMC are misguided and not consistent with industry accepted U.S. Food and Drug Administration (“FDA”) regulatory requirements, nor with the procedures for the conduct of clinical trials for the purposes of New Drug Application submissions to the FDA. In addition, we strongly dispute the legal ramifications of any possible concerns of the ISA with respect to our disclosures in these matters. We firmly believe that (i) the information relating to the circumstances surrounding the actual dissemination of the statistical analysis to the members of this DMC is not material; and (ii) that such information was not material at the time of the Company’s announcement of the final clinical trial results. This matter had no impact whatsoever on the validity of the statistical analysis of the KIT-302 Phase III clinical trial data, which met its primary efficacy endpoint with statistical significance. Furthermore, we believe that the ISA is not the regulatory body authorized to evaluate the materiality of events and the completeness of public disclosures made by us in compliance with United States federal securities laws.

The process actually undertaken by us in connection with such clinical trial results, fully complied with the requirements of the FDA, and the Medicines and Healthcare products Regulatory Agency (“MHRA”) and the human ethics committee agreed-to protocol for the Phase III clinical trial of KIT-302 (“Clinical Trial Protocol”). Some clinical studies, mostly in certain types of Phase III clinical trial studies where it is required under the applicable clinical trial protocol, are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group recommends whether or not a trial may move forward at designated check points based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. According to the KIT-302 Phase III Clinical Trial Protocol approved by the above-mentioned regulatory authorities, no data monitoring committee or data safety monitoring board or committee was required at all, and the committee we named “DMC”, had no authority or power to modify or otherwise alter the conduct of the clinical trial, and was not tasked with usual data safety monitoring board or committee responsibilities related to a clinical trial.

In accordance with the Clinical Trial Protocol, which had been approved by the FDA, the decision as to whether or not to add additional patients, or to stop patient enrollment, was based solely upon the statistical analysis of the preliminary data performed by an independent statistician (who was also a member of our “DMC”). The statistical analysis of the preliminary data collected in the Phase III clinical trial definitively showed that the study met the pre-specified criteria the FDA required for stopping patient enrollment and completing the final statistical analyses. The statistical analyses of the efficacy data collected in the Phase III clinical trial of KIT-302 resulted in a p-value of less than 0.001, clearly demonstrating that the Phase III clinical trial met its primary efficacy endpoint with statistical significance (any p-value less than 0.05 would have been adequate by statistical standards for proving efficacy).

The Investigation is still ongoing, and our officers are fully cooperating with the ISA in its Investigation. Kitov Parent’s board of directors has expressed its full support of Company management. The Company, its officers and board of directors look forward to the conclusion of this Investigation in the most expeditious manner possible.

The information in connection with the Investigation disclosed above, and elsewhere herein this Annual Report on Form 20-F, may not necessarily reflect the full scope or focus of the Investigation, or the entirety of any allegations being investigated and/or which may ultimately be raised by the ISA against the Company and/or any of its officers or affiliates. At this preliminary stage, we are still unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the ISA Investigation or the scope of potential exposure, if any.

2017 Motions to Approve a Class Action in Israel

On February 16, 2017, we announced that four lawsuits and motions to approve the lawsuits as a class action lawsuit were filed against us and certain of our office holders at the Tel Aviv District Court (Economic Division), and served on us, with each such motion relating to the ISA Investigation into our public disclosures around certain aspects of the studies related to our lead drug candidate, KIT-302 (the “2017 Motions”).

The first motion was filed against us, our executive directors and certain of our former directors, by the law offices of Tadmor & Co. and Prof. Yuval Levy & Co. acting on behalf of one of our shareholders, Mr. Kobi Koren, who is requesting to act as representative of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiff alleges, among other things, that we included misleading information in our public filings, which caused the class for which the plaintiff is seeking recognition an aggregate loss of NIS 25,545,206 (approximately US$ 6,818,000).

The second motion was filed against us, our executive directors and certain of our present and former directors, by the law offices of Yanay & Co. acting on behalf of Mr. Ilan Vainreb, Ms. Merav Shir, Mr. Dimitry Braverman and Mr. Tzhaci Tal Gaon, our shareholders, who are requesting to act as representatives of all our shareholders on February 6, 2017, the date the ISA's investigation was reported, excluding the respondents named in the motion. The plaintiffs allege, among other things, that we included misleading information in our public filings which caused the class for which the plaintiffs are seeking recognition an aggregate loss of NIS 36,525,592.51 (approximately US$ 9,748,000).

The third motion was filed against us, our executive directors and certain of our former directors, and our former internal auditor, by the law offices of Redei-Gadot acting on behalf of Messrs. Reuven Hay Refua and Binyamin Gabay, our shareholder, who are requesting to act as representatives of all shareholders of record from December 15, 2015 until February 6, 2017, excluding the respondents in the motion. The plaintiffs allege, among other things, that we included misleading information in our public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of NIS 33,235,000 (approximately US$8,870,000). This motion has since been withdrawn in response to the Petition for Dismissal (see below).

The fourth motion was filed against us, our executive directors and certain of our present and former directors, by the law offices of Kalai, Rosen & Co. acting on behalf of by Messrs. Yoram Chayut and Gur Tzemach, our shareholders, who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that we included misleading information in our public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of NIS 29,094,290 (approximately US$ 7,765,000). The petitioners this motion have petitioned the court to dismiss the other 3 of the 2017 Motions (“Petition for Dismissal”). The court granted the petitioners in the other 3 of the 2017 Motions, as well as the Company and the other defendants, until March 28, 2017 to respond to Petition for Dismissal. The Company and the other defendants filed its response to the Petition for Dismissal on March 28, 2017. In addition on March 28, 2017, the Company and the defendants in all of the 2017 Motions submitted a request to the court to extend the deadline for responding to any of the 2017 Motions until 90 days subsequent to the decision by the court in the Petition for Dismissal. In a court decision from March 30, 2017, the court advised the plaintiff parties to try and reach a procedural agreement regarding the combination of the motions, and all relevant deadlines for responding were extended until a subsequent decision to be made. In a court decision from April 3, 2017, after all responses to the Petition for Dismissal were filed, the court again decided that the plaintiffs should try to reach a procedural agreement regarding the combination of the motions and update the court in the matter until May 3, 2017. This latter decision also stated that the respondents (including the Company) may be party to any such procedural agreement.

Under applicable Israeli law, a motion to approve a lawsuit as a class action initially needs to be approved as such by the court. Only after such approval is granted by the court, will the court proceed to the second stage of hearing the underlying claims of the class action lawsuit. The court may also determine to combine the 2017 Motions, based on, among other things, considering the underlying facts and circumstances of each motion.

Our management rejects the claims in all of the aforesaid 2017 Motions. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the 2017 Motions as to the probability of success or the scope of potential exposure, if any.

U.S. Class Actions

On February 7, 2017, an individual who allegedly acquired Kitov Parent’s securities, individually and on behalf of a putative class of investors who purchased or otherwise acquired Kitov Parent’s securities, filed a lawsuit in the United States District Court for the Southern District of New York against Kitov Parent, its CEO and CFO, alleging violations of U.S. federal securities laws and seeking unspecified damages and other relief based on, among other things, Kitov Parent allegedly including misleading information in its public filings. Our time to respond to the Complaint is to be determined. An initial pretrial conference is scheduled for May 18, 2017.

On February 10, 2017, an individual who allegedly acquired Kitov Parent’s securities, individually and on behalf of a putative class of investors who purchased or otherwise acquired Kitov Parent’s securities, filed a lawsuit in the Superior Court of the State of California for the County of San Mateo against Kitov Parent, its CEO and CFO, and the underwriters of Kitov Parent’s initial public offering, alleging violations of U.S. federal securities laws and seeking unspecified damages and other relief based on, among other things, Kitov Parent allegedly including misleading information in its public filings.

On March 20, 2017, an individual who allegedly acquired Kitov Parent’s securities, individually and on behalf of a putative class of investors who purchased or otherwise acquired Kitov Parent’s securities, filed a lawsuit in the Superior Court of the State of California for the County of San Mateo against Kitov Parent, its CEO and CFO, and the underwriters of Kitov Parent’s initial public offering, alleging violations of U.S. federal securities laws and seeking unspecified damages and other relief based on, among other things, Kitov Parent allegedly including misleading information in its public filings.

On April 6, 2017, the Superior Court of the State of California for the County of San Mateo entered an order consolidating the two California putative class actions. On April 13, 2017, the court entered a case management order requiring the plaintiffs to file and serve an amended consolidated complaint on or before June 5, 2017. The case management order requires Kitov Parent and the other defendants to file and serve their answers or other responses to the amended consolidated complaint on or before July 20, 2017. The court has scheduled an initial case management conference for October 11, 2017.

Our management rejects the claims in all of the aforesaid class actions lawsuits in the United States of America (the “U.S. Class Actions”). At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the U.S. Class Actions as to the probability of success or the scope of potential exposure, if any.

Other than the 2015 Motion, the ISA Investigation, the 2017 Motions and the U.S. Class Actions, we are not currently a party to any significant legal or arbitration proceedings involving any third party, including governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effects on the company’s financial position or profitability.

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

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2016.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are currently traded on the TASE under the symbol “KTOV”. Our ADSs and public warrants are currently traded on NASDAQ under the symbols “KTOV” and “KTOVW”, respectively.

The following table sets forth, for the periods indicated, the reported high and low closing sales prices of our ADSs on NASDAQ.

	$ U.S.
	Price Per ADS
	High	Low
Most Recent Six Months
April 2017	2.04	1.85
March 2017	2.16	1.93
February 2017	2.88	1.69
January 2017	3.35	2.70
December 2016	3.51	2.93
November 2016	3.75	3.12

Quarterly
First Quarter 2017	3.35	1.69
Fourth Quarter 2016	4.32	2.93
Third Quarter 2016	3.62	2.77
Second Quarter 2016	6.68	3.11
First Quarter 2016	4.60	2.33
Fourth Quarter 2015 (commencing November 20)	4.47	2.43

Annual
2017 (through April 30)	3.35	1.69
2016	6.68	2.33
2015 (commencing November 20)	4.47	2.43

The following table sets forth, for the periods indicated, the reported high and low closing sales prices of the public warrants traded on NASDAQ.

	$ U.S.
	Price Per Public Warrant
	High	Low
Most Recent Six Months
April 2017	0.55	0.45
March 2017	0.58	0.45
February 2017	0.99	0.40
January 2017	1.36	0.96
December 2016	1.47	1.07
November 2016	1.68	1.30

Quarterly
First Quarter 2017	1.36	0.40
Fourth Quarter 2016	2.38	1.07
Third Quarter 2016	1.10	0.73
Second Quarter 2016	2.50	0.76
First Quarter 2016	1.10	0.50
Fourth Quarter 2015 (commencing November 20)	0.75	0.49

Annual
2017 (through April 30)	1.36	0.40
2016	2.5	0.50
2015 (commencing November 20)	0.70	0.53

The following table sets forth, for the periods indicated, the reported high and low closing sales prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS		$ U.S.
	* Price Per Ordinary Share		* Price Per Ordinary Share
	High	Low	High	Low
Most Recent Six Months
April 2017	0.38	0.35	0.11	0.10
March 2017	0.41	0.36	0.11	0.10
February 2017	0.55	0.33	0.09	0.15
January 2017	0.64	0.53	0.17	0.14
December 2016	0.68	0.58	0.18	0.15
November 2016	0.69	0.61	0.18	0.16
October 2016	0.74	0.66	0.20	0.17

Quarterly
First Quarter 2017	0.64	0.33	0.17	0.09
Fourth Quarter 2016	0.74	0.58	0.20	0.15
Third Quarter 2016	0.66	0.54	0.18	0.14
Second Quarter 2016	1.29	0.62	0.34	0.16
First Quarter 2016	0.92	0.46	0.24	0.12
Fourth Quarter 2015	2.07	0.50	0.54	0.13
Third Quarter 2015	1.82	1.19	0.48	0.31
Second Quarter 2015	1.84	1.38	0.47	0.35
First Quarter 2015	4.13	1.51	1.05	0.38

Annual
2016	1.29	0.46	0.34	0.12
2015	4.13	0.50	1.05	0.13
2014	18.06	1.34	5.16	0.34
2013	33.27	3.04	9.41	0.83
2012	9.31	3.29	2.43	0.83

*	Price adjusted due to the distribution of dividends in October 2012 in connection with the sale by Kitov Parent (then known as Mainrom Line Logistics Ltd.) of all of its activities, assets, rights, obligations and liabilities to a private company held by its then controlling shareholders.

On April 28, 2017 the last reported sale price of our ADSs on NASDAQ was $1.88 per ADS, the last reported sale price of the public warrants on NASDAQ was $0.45 per public warrant. On April 30, 2017 the last reported sale price of our ordinary shares on the TASE was NIS 0.354 per share, or $0.10 per share (based on the representative U.S. dollar – NIS rate of exchange of 3.619 on April 30, 2017).

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

Objects and Purposes

According to our memorandum of association and our amended and restated articles of association, we are permitted to engage in any legal business. Our registration number with the Israeli Registrar of Companies is Public Company number 520031238.

Ordinary Shares

The following is a description of our ordinary shares. Our authorized share capital is 5,000,000,000 ordinary shares, with no par value, and 1,000,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 200,000,000 preferred shares in each class. The above amounts include 21 dormant ordinary shares held in treasury.

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

Notices. Under the Companies Law, and regulations promulgated thereunder, and our amended and restated articles of association, we are required to publish notices on our website, at least 21 days’ prior notice of a shareholders’ meeting. However, under regulations promulgated under the Companies Law, we are required to publish notices on our website at least 35 calendar days prior any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Regulations under the Companies Law exempt companies whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Companies Law. These regulations exempt us from some of the requirements of the Israeli proxy regulations, under certain circumstances.

According to the Companies Law and the regulations promulgated thereunder, as applicable to Kitov Parent, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 40 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting shall be given prior to the record date.

Election of Directors. Under our amended and restated articles of association, the number of directors on our Board will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any Regulations enacted thereunder) (“Maximum Number”). The majority of the members of the Board shall be residents of Israel, unless our center of management shall have been transferred to another country in accordance with a resolution of our Board by a majority of three quarters (75%) of the participating director votes. The number of directors may be changed, at any time and from time to time, by our shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting of our shareholders and (b) more than 47.9% of all of the voting rights in Kitov Parent as of the record date established for the applicable general meeting of our shareholders (“Special Majority”). For more information, please see “Item 6 – Directors, Senior Management and Employees – C. Board Practices.”

 Dividend and Liquidation Rights. Subject to preferences that may be applicable to any then outstanding preferred shares, our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid pro rata to the amount of shares held by the shareholders. In the event of our liquidation, the liquidator may, with the general meeting’s approval, and subject to any preferences that may be applicable to any then outstanding preferred shares, distribute parts of our property in specie among the shareholders and he or she may, with similar approval, deposit any part of our property with trustees in favor of the shareholders as the liquidator, with the approval mentioned above, deems fit.

Voting, Shareholders’ Meetings and Resolutions. Holders of ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, or who has sent us a voting instrument indicating the way in which he or she is voting, who hold or represent, in the aggregate, at least 25% of the voting rights of our outstanding share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as prescribed by the board of directors in notice to the shareholders. At the reconvened meeting one shareholder at least, present in person or by proxy constitutes a quorum except where such meeting was called at the demand of shareholders. With the agreement of a meeting at which a quorum is present, the chairman may, and on the demand of the meeting he must, adjourn the meeting from time to time and from place to place, as the meeting resolves. Annual general meetings of our shareholders are to be held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. Our board of directors may call special general meetings of shareholders. The Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, whichever is the lower, or by shareholders holding at least 5% of our issued share capital and at least 1% of the voting rights, or of shareholders holding at least 5% of our voting rights, subject to the provisions set forth in our amended and restated articles of association.

An ordinary resolution requires approval by the holders of a majority of the voting rights present, in person or by proxy, at the meeting and voting on the resolution.

Allotment of Shares. Our board of directors has the power to allot or to issue shares to any person, with restrictions and condition as it deems fit.

Preferred Shares

Pursuant to Israel’s securities laws, a company whose ordinary shares are registered for trade on the TASE may not have more than one class of shares for a period of one year following initial registration of the company on the TASE. After a period of one year, it is permitted to issue preferred shares if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have no voting rights, and if such issuance is otherwise in accordance with any then applicable TASE regulations or directives with respect to the issuance of preferred shares by a company whose ordinary shares are listed on the TASE.

We presently do not have any issued and outstanding preferred shares. On December 5, 2016, our shareholders approved the amendment to our amended and restated articles of association, as well as to our memorandum of association, for the addition to Kitov Parent’s registered share capital of 1,000,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 200,000,000 preferred shares in each class (the “Preferred Shares”).

Pursuant to our amended and restated articles of association, our board of directors is authorized to fix, by resolution of the board of directors, (i) the number of issued Preferred Shares (subject to the maximum number of Preferred Shares authorized in such class), (ii) the designation of such class of Preferred Shares, and (iii) the conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, if any, of the shares of such class of Preferred Shares. Consequently, the issuance of Preferred Shares would be available for issuance without further actions by Kitov Parent’s shareholders, unless shareholder approval is required by Israeli law, the rules of any exchange or other market on which Kitov Parent’s securities may then be listed or traded, Kitov Parent’s articles of association then in effect, or any other applicable rules and regulations. For so long as we are also listed on the TASE, the issuance of any Preferred Shares will also be subject to the requirements of any TASE regulations or directives governing the issuance of preferred shares by companies whose ordinary shares are listed on the TASE. The TASE has not yet issued any directives in connection with the issuance of preferred shares by a company whose ordinary shares are listed on TASE, other than a recently issued temporary directive which is currently scheduled to expire in November 2017.

Subject to the actual terms of issuance determined by our Board of Directors for any Preferred Shares when issued, our Preferred Shares may be convertible into our ordinary shares or another series of Preferred Shares. Each such series of Preferred Shares shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights, rights, qualifications, limitations and/or restrictions determined by our board of directors in accordance with our articles of association in effect at the time of any such issuance, including, but not limited to, some or all of the following: (i) the number of Preferred Shares constituting that series and the distinctive designation of that series, which number may be increased or decreased (but not below the number of Preferred Shares then outstanding) from time to time by action of the board of directors; (ii) the dividend rate and the manner and frequency of payment of dividends on the Preferred Shares of that series, whether dividends will be cumulative, and, if so, from which date; (iii) subject to applicable law, whether that series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights; (iv) the terms and conditions of any conversion privilege of the series, including provision for adjustment of the conversion rate in such events as the board of directors may determine; (iv) whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption; (vi) whether that series will have a sinking fund for the redemption or purchase of Preferred Shares of that series, and, if so, the terms and amount of such sinking fund; (vii) whether or not the Preferred Shares of the series will have priority over or be on a parity with or be junior to the Preferred Shares of any other series or class in any respect; (viii) the rights of the Preferred Shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights or priority, if any, of payment of Preferred Shares of that series; and any other relative rights, preferences and limitations of that series.

Issuance of Preferred Shares by our board of directors may result in such shares having dividend or liquidation preferences senior to the rights of the holders of our ordinary shares and, Preferred Shares which are convertible into our ordinary shares could potentially dilute the voting rights of the holders of our ordinary shares.

Once designated by our board of directors, and offered hereby, each series of Preferred Shares may have specific financial and other terms that will be described in a prospectus supplement. The description of the Preferred Shares that is set forth in any prospectus supplement is not complete without reference to the documents that govern the Preferred Shares.

All Preferred Shares offered hereby will, when issued, be fully paid and nonassessable, including Preferred Shares issued upon the exercise of Preferred Share warrants or subscription rights, if any.

Each Preferred Share shall be entitled to receive upon distribution, and in preference to our ordinary shares, (i) dividends in excess of the general dividends issued to all shareholders including holders of Ordinary Shares, and/or (ii) amounts paid in a distribution of our surplus assets on winding up, in an amount equal to the original issue price for such Preferred Shares as set forth in Kitov Parent’s share registry (adjusted for share combinations or subdivisions or other recapitalizations of Kitov Parent’s shares), and less the amount of any dividend previously paid in preference, all pro rata to the number of Kitov Parent’s Preferred Shares of each specific class of Preferred Shares issued and outstanding at such time, without having regard to any premium paid or discount thereon, and all subject to the provisions hereof.

Furthermore, and after payment of the Preferred Shares’ dividend preferences or liquidation preferences as aforesaid, each Preferred Share in Kitov Parent’s capital shall be entitled to receive upon distribution, (i) a general dividend issued to all Shareholders, (ii) bonus shares, and (iii) amounts paid in a distribution of Kitov Parent’s surplus assets on winding up, all pro rata to the number of Kitov Parent’s Shares (Ordinary Shares and Preferred Shares) issued and outstanding at such time, without having regard to any premium paid thereon or discount, and all subject to the provisions hereof.

All Preferred Shares shall be non-voting shares and shall not vest the holder thereof with any right to participate in Kitov Parent’s general meetings, to receive notice thereof and/or to vote thereat. Without limitation to the above, the Preferred Shares shall not confer upon the holders thereof any voting rights or any right to appoint directors or any other right with respect to general meetings, including without limitation, attending, voting at or requesting to convene, such general meetings or proposing matters for the agenda of such general meetings, except as expressly set forth below or as otherwise specifically provided by Israeli law.

So long as any Preferred Shares are outstanding, the provisions of the section below titled “Modification of class rights”, and the provisions of this section shall apply, such that the adoption of a resolution, by a regular majority in voting power of the Preferred Shares who are present, entitled to vote thereon (if any) and voting thereon, voting together as a single class, given in person or by proxy or by an authorized proxy holder, at a meeting of holders of Preferred Shares shall be necessary for effecting or validating:

(i)	Authorization of Senior Shares. Any amendment or alteration of the Memorandum of Association or Articles of Association of Kitov Parent so as to authorize or create, or increase the authorized amount of, any class or series of shares to be so authorized, created or increased after the initial issuance of any class of Preferred Shares, the terms of which expressly provide that such class or series will rank senior to the outstanding class or classes of Preferred Shares as to dividend rights and distribution rights upon the liquidation, winding up or dissolution of Kitov Parent (collectively, “Senior Shares”);

(ii)	Amendment of the Preferred Shares. Any amendment, alteration or repeal of any provision of the Articles of Association so as to adversely affect the special rights, preferences, privileges or voting powers of the Preferred Shares; and

(iii)	Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange or reclassification involving the Preferred Shares, or of a merger or consolidation of Kitov Parent with or into another entity, unless in each case (x) the Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which Kitov Parent is not the surviving or resulting entity (or the Preferred Shares are otherwise exchanged or reclassified), are converted or reclassified into or exchanged for preferred shares of the surviving or resulting entity or its ultimate parent, and (y) such Preferred Shares that remain outstanding or such preferred shares, as the case may be, have rights, preferences, privileges and voting powers of the surviving or resulting entity or its ultimate parent that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, taken as a whole, of the Preferred Shares immediately prior to the consummation of such transaction;

provided, however, that (A) for all purposes of this section, (1) any increase in the amount of Kitov Parent’s authorized Ordinary Shares or Preferred Shares or the issuance of any additional Ordinary Shares or Preferred Shares or (2) the authorization or creation of any class or series of shares established after the initial issuance of any class of Preferred Shares, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the previously issued and outstanding Preferred Shares as to dividend rights and distribution rights upon any liquidation, winding up or dissolution of Kitov Parent (collectively, “Junior Shares”); or the authorization or creation of any class or series of shares established after the initial issuance of any class of Preferred Shares the terms of which expressly provide that such class or series will rank on a parity with the previously issued and outstanding Preferred Shares as to dividend rights and distribution rights upon any liquidation, winding up or dissolution of Kitov Parent (collectively, “Parity Shares”); and, any increase in the amount of authorized but unissued shares of such class or series of Parity Shares or Junior Shares or the issuance of additional shares of such class or series of Parity Shares or Junior Shares, will be deemed not to adversely affect (or to otherwise cause to be materially less favorable) the rights, preferences, privileges or voting powers of the previously issued and outstanding Preferred Shares and shall not require the consent or the adoption of a resolution by the holders of the previously issued and outstanding Preferred Shares; (B) in the event of a binding share exchange or reclassification involving the Preferred Shares, or of a merger or consolidation of Kitov Parent with or into another entity, as described above in which the provisions of sub-section (b)(iii)(x) and (y) above are complied with, the consent or the adoption of a resolution by the holders of the previously issued Preferred Shares shall not be required in order to effect, validate or approve such share exchange, reclassification, merger or consolidation; and (C) to the extent that, notwithstanding the provisions of immediately preceding clauses (A) and (B), the consent or approval of the holders of Preferred Shares, voting together as a single class, is nonetheless required by applicable law or the Articles of Association in such circumstances, or such consent or approval is otherwise required by applicable law or the Articles of Association with respect to any matter that is not set forth in the provisions of items (i)-(iii) of this section above, such approval or consent may be given by the adoption of a resolution, by a simple majority of the voting power of the Preferred Shares who are present, entitled to vote thereon (if any) and voting thereon, voting together as a single class, given in person or by proxy or by an authorized person, at a meeting of holders of Preferred Shares and the legal quorum for any such meeting shall be as set forth above with respect to meeting of holders of our Ordinary Shares.

The rules and procedures for calling and conducting any meeting of the holders of Preferred Shares (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of our amended and restated articles of association (including the provisions set forth above), applicable law and, if applicable, the rules of any national securities exchange or other trading facility on which the Preferred Shares are listed or traded at the time.

Although our board of directors has no intention at the present time of doing so, it could authorize the issuance of a series of Preferred Shares that could, depending on the terms of such series, impede the completion of a merger, tender offer, change of control or other takeover attempt.

Board of Directors

Under our amended and restated articles of association, resolutions by the board of directors shall be decided by a majority of votes of the directors present, or participating, in the case of voting by media, and voting, each director having one vote. In the event of a tie, the chairman of the board does not hold a casting vote.

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies,” including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board’s resolution, for so long as Kitov Parent does not have a controlling shareholder as defined in Section 1 of the Companies Law, Kitov Parent intends to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors. Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our Audit Committee and Compensation Committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the board of directors.

The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the audit committee or the compensation committee and by the board of directors itself. Those transactions that require such approval pursuant to a company’s articles of association must be approved by its board of directors. In certain circumstances, audit committee and shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the directors participating in a duly convened meeting. Under the Companies Law, except as to certain companies listed on foreign stock exchanges, including NASDAQ, as described above, the audit committee is to be comprised of at least three members appointed by the board of directors, which members must include all of the external directors. The majority of members of the audit committee must be independent directors (as defined in the Companies Law), and the chairman of the audit committee must be an external director.

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

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the board of directors and the audit committee and (i) must involve the extension of an existing transaction that was duly approved and does not involve any significant change in the terms of the existing transaction or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a framework agreement that was duly approved; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction of theirs with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the controlling shareholder are not significantly different from the terms that apply to the controlling shareholder or an entity controlled by him or her (while taking into account the extent of their respective involvement in the transaction); (v) is among companies controlled by the controlling shareholder, or between the public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company; or (vi) on the date of approval of the extraordinary transaction by the board of directors and audit committee, the shareholders who do not have personal interest in the approval of the said transactions do not hold more than 2% of the voting rights in the company. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and the board of directors agree that such arrangements are solely for the benefit of the company. Employment and compensation arrangements for an office holder that is a controlling shareholder of a public company, or the provision of directors and officers insurance for the chief executive officer, do not require shareholder approval if certain criteria are met. The Board, following the prior determination of the Audit Committee or Compensation Committee, as applicable, may also determine that the compensation being offered to certain office holders (including directors) is an engagement which, pursuant to the leniencies set forth in the Relief Regulations, can be entered into by a company immediately, with the approval by the shareholders being deferred to the next shareholder meeting to be called by the Company, is such compensation is consistent with compensation policy of the company which was approved by the shareholders of the company in accordance with the Companies Law, and are no more beneficial to the recipient as such similar compensation previously granted to other holders of the same office.

Private Placements

Under the Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle investors to receive 20% or more of the voting rights of a company as calculated before the private placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of a substantial shareholder shall increase or as a result of it a person shall become a substantial shareholder, then in either case, the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” in connection with a private placement as set forth above, is defined as a shareholder who holds five percent or more of the company’s outstanding share capital or voting rights, and which assumes the exercise of all of the securities convertible into shares either held by that person prior to such private placement or offered to such person under the private placement. In order for the private placement to be on “market terms” the board of directors has to determine, on the base of detailed explanation, that the private placement is on market terms, unless proven otherwise. Otherwise, under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in other special circumstances, such as a private placement completed in lieu of a special tender offer, or a private placement under circumstances which qualifies as a related party transaction requiring shareholder approval, approval at a general meeting of the shareholders of a company is then also required. A Registered Direct Offering in the United States is generally considered a private placement under the Companies Law.

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

Under the Companies Regulations (Relief for Public Companies whose Shared are Traded on Exchanges Outside of Israel), 5760-2000 (the “Foreign Listing Relief Regulations”), the above requirements for a special tender offer do not apply in instances whereby according to the laws of the foreign jurisdiction there are limitations regarding the acquisition of a controlling interest in the company of any specified portion or the acquisition of a controlling interest of any specified portion necessitates an offer by the potential acquirer of a controlling interest to acquire shares from amongst the publicly traded shares. The Israeli Securities Authority is of the view that US securities laws and exchange regulations of various exchanges do not purport to limit the acquisition of controlling interests in a company, do not require the potential acquirer of a controlling interest to make an offer to acquire shares from the public, and as such Israeli companies that are publicly traded in the United States of America cannot benefit from the special tender offer waiver pursuant to the Foreign Listing Relief Regulations and are thus subject to the general provisions of the Companies Law which require a special tender offer as outlined above.

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

In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders, and such separate class voting may also include any classes of otherwise non-voting shares.

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

On April 25, 2017, the boards of directors of each of Kitov Parent and Kitov Pharmaceuticals approved a merger between the two entities, with Kitov Parent remaining as the surviving entity. See Item 4.C – Organizational Structure for more information on this merger, which we expect to be completed prior to the end of the second quarter of 2017.

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

Amended and Restated Articles of Association

Our amended and restated articles of association contain provisions that could delay or prevent changes in control or changes in our management. These provisions include the following:

●	no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates;

●	the right of our board of directors to elect a director to fill a vacancy, which may prevent shareholders from being able to fill vacancies on our board of directors;

●	a majority of the members of our board of directors are required to be residents of Israel, unless our center of management has been transferred to another country by a decision of our board of directors resolved by a supermajority of three-quarters of the participating votes at such board of directors meeting;

●	the size of our board of directors shall be no more than nine (including any external directors required under applicable law);

●	the directors, except for our external directors, are divided into three classes, as nearly equal in number as possible.; and, at each annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three year term that expires at the annual general meeting held in the third year following such election, with this process continues indefinitely; and

●	the provisions in our amended and restated articles of association governing the number of directors, the election and removal of directors, the division of the board of directors into classes, and the establishment of the center of management may only be changed by the shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting and (b) more than 47.9% of all of the voting rights in Kitov Parent as of the record date established for the applicable general meeting.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase Kitov Parent’s registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which have not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

●	subdivide Kitov Parent’s existing shares or any of them, Kitov Parent’s share capital or any of it, into shares of smaller nominal value than is fixed;

●	reduce Kitov Parent’s share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and

●	reduce shares from the issued and outstanding share capital of Kitov Parent, in such manner that those shares shall be cancelled and any nominal par value paid for those shares will be registered at Kitov Parent’s books as capital fund, which shall be deemed as a premium paid on those shares which shall remain in the issued and outstanding share capital of Kitov Parent.

C.	Material Contracts

Clinical Trial Services Agreements – Phase III Clinical Trial

Master Research Services Agreement with Java Clinical Research Ltd.

On February 9, 2014, we entered into a Master Research Services Agreement with Java Clinical Research Ltd., or Java, a contract research organization based in Dublin, Ireland. According to the terms of the agreement, Java will manage the Phase III clinical trial for KIT-302, including preparation and filing of the requests to the ethics boards and the necessary regulatory bodies of the European Union, recruiting the tested subjects, employment of the primary researchers, identification and evaluation of the medical centers and their subsequent management throughout the trial period and overall management of the trial process through its completion. We engaged with third party medical centers for the performance of our Phase III clinical trial through Java. The total cost of the agreement with Java, including the cost of all service providers with which we have engaged through Java, with respect to the Phase III clinical trial amounted to approximately $2.5 million.

The Master Research Services Agreement was intended to remain in effect until Java provided all services through the completion of our Phase III trial of KIT-302.

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

The above services agreement was intended to be in effect until DABL provided all services including the statistical analysis of results the blood pressure tests following our Phase III trial of KIT-302.

Clinical Trial Services Agreements - Renal Function Clinical Trial

Work Order with Java

On September 7, 2016 we entered into an additional Work Order with Java, under the Master Research Services Agreement the term of which was extended by such Work Order, pursuant to which Java will manage the renal function clinical trial for KIT-302, including preparation and filing of the requests to the ethics boards and the necessary regulatory bodies of the U.K., recruiting the trial participants, employment of the primary researchers, identification and evaluation of the medical centers and their subsequent management throughout the trial period and overall management of the trial process through its completion. We also have directly engaged with third party medical centers for the performance of our renal function clinical trial being managed by Java. The Master Research Services Agreement will remain in effect until Java has provided all services through the completion of our renal function clinical trial. The parties have customary termination rights and either party may terminate the Master Research Services Agreement (or any work thereunder) upon 60 days’ notice.

Service Agreement with DABL

On July 26, 2016 we entered into a new services agreement with DABL in connection with the renal function clinical trial.  According to the agreement, DABL will provide protocol consultation services and coordinate the ambulatory blood pressure monitoring (ABPM) procedures and the analysis of the blood pressure tests during and after our renal function clinical trial. The services agreement will remain in effect until DABL has provided all services provided for in the agreement. However, we may terminate the agreement at any time upon 90 days’ notice, and both parties have customary termination rights.

We estimate that the total cost of the agreement with Java, as well the cost of all other service providers with respect to the renal function clinical trial, will amount to approximately $1.3 million, assuming completion of the clinical trial as anticipated.

Development Services Agreement with Dexcel

On April 1, 2014, we entered into a Development Services Agreement with Dexcel Ltd., or Dexcel, a global pharmaceutical company, which has been involved in the manufacture and marketing of more than 55 branded and generic products. The agreement provides for Dexcel to develop the formulation for KIT-302 and the subsequent stability testing and manufacturing scale-up in quantities adequate for submission of an NDA to the FDA. Dexcel’s services include performing compatibility testing of APIs with excipients, screening to find at least two prototypes and identifying analytical methods for product analysis. We agreed to bear the cost of the APIs as well as other materials or means required for Dexcel to perform the services under the agreement. In exchange for these services, we will pay Dexcel: (i) $2 million in cash in four equal installments ($500,000 which was paid upon execution of the agreement, $500,000 which was paid upon attainment of the second milestone in May 2015, $500,000 that was paid in May 2016 as a result of the attainment of the fifth milestone, and the remaining $500,000 to be paid by the end of July 2016 based on the remaining milestone during the development and manufacturing period); and (ii) in our ordinary shares having an aggregate value of $1.5 million issued in three equal installments (the first issuance of 157,783 ordinary shares was made upon execution of the agreement, the second issuance of 597,511 ordinary shares was made upon attainment of the second milestone in May 2015, and the final issuance of 3,009,888 ordinary shares was made on June 19, 2016 in connection with the attainment of the fifth milestone ).

In addition, in exchange for a right of first negotiation with regard to future global marketing rights for KIT-302 and for an option to negotiate the future commercial manufacture of KIT-302 Dexcel agreed to pay us $500,000 in two equal installments based on milestones during the development and manufacturing period (of which the first payment of $250,000 was made in May 2015 upon the attainment of the second development milestone, and the remaining $250,000 was paid in May 2016 as a result of the attainment of the fifth development milestone). Under the terms of the agreement, in the event we intend to enter into negotiations with any third party to enter into a commercial marketing or licensing agreement for the product, we are obligated to notify Dexcel of our intention to do so, and Dexcel has the right, within 21 days, to notify us whether it wishes to negotiate with us on mutually agreeable and commercially reasonable terms for the rights, in which case we are required to negotiate exclusively with Dexcel in good faith in an attempt to reach a mutual agreement with 60 days. If Dexcel does not so notify us, or if upon expiration of this 60 day period the parties are unable to agree in good faith upon its terms and conditions, we will be free to enter into a commercial agreement with any party on any terms we determine. We have formally notified Dexcel that we intend to enter into negotiations with third parties to enter into a commercial marketing or licensing agreement for the KIT-302 product. Dexcel has not notified us within the requisite 21 days whether or not it wishes to negotiate with us on mutually agreeable and commercially reasonable terms for these rights. As such, we believe that we are free to enter into a commercial agreement with any party on any terms we determine.

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

On May 10, 2016 we announced that we, together with Dexcel, had successfully completed a final conclusive pharmacokinetic (PK) bioequivalence (BE) study, or the Final PK Study. The objective of this study was to check the pharmacokinetics of the combination drug produced in a manufacturing setting in order to show that the blood levels achieved with our combination are the same as those obtained with the individual components. The Final PK Study compared the PK of KIT-302 which is a fixed dose combination consisting of celecoxib (200 mg), indicated for osteoarthritis pain, and amlodipine (10 mg), indicated for high blood pressure, to off-the-shelf branded 200 mg celecoxib capsules and 10 mg amlodipine tablets. A similar PK bioequivalence study for KIT-302, containing a lower dosage (2.5 mg) of amlodipine, was completed during the third quarter of 2016, and showed similar bioequivalence results to those found in the Final PK Study. On June 19, 2016, we entered into an amendment with Dexcel with respect to the conduct of this additional study, for which we will pay Dexcel approximately $200,000.

On June 28, 2016 we announced that Dexcel has successfully completed an initial stability study for KIT-302. Additional stability studies required for the NDA are ongoing.

According to the Development Services Agreement with Dexcel, any new intellectual property rights resulting from the development made by Dexcel which are applicable to manufacture, research, development, making of, use, sale, production commercialization and distribution of KIT-302 shall be jointly and equally owned (50%/50%) by Dexcel and Kitov. We anticipate that in the near future, we will be filing an international patent application, in partnership with Dexcel, which is related to pharmaceutical formulations of celecoxib and amlodipine and methods of preparing the same. Under the Development Services Agreement, Dexcel granted Kitov and Kitov granted Dexcel each a fully-paid, non-exclusive, perpetual world-wide license to the jointly and equally owned new intellectual property rights. Accordingly, we expect that there will be no royalty payments due to Dexcel for our use of this jointly and equally owned new intellectual property rights.

The Development Services Agreement will remain in effect until Dexcel has provided all services through the completion of manufacturing scale-up in quantities adequate for submission of an NDA to the FDA as well as stability testing. However, the parties have customary termination rights and either party may terminate the agreement upon 90 days’ notice.

Other Agreements

For a description of other agreements, please see "Item 3. Major Shareholders and Related Party Transactions – D. Risk Factors – Risks Related to Our Business and Regulatory Matters", "Item 4. Information on the Company – B. Business Overview – Services and License Agreements", "Item 4. Information on the Company – B. Business Overview – Intellectual Property", "Item 4. Information on the Company- B. Business Overview - Intellectual Property - Exclusive License Agreement with Yissum", "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources", "Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders – Changes in Percentage Ownership by Major Shareholders", "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – TyrNovo Ltd.", "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions" – August 2015 Loan Agreements", "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Consulting Agreement with Lior Tamar Investments Ltd.", "Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Share Transfer Agreement with Kitov Pharmaceuticals".

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 24% for 2017 of a company’s taxable income (to be reduced to 23% in 2018 and thereafter). The corporate tax rate for the tax years 2015 and 2016 was 26.5% and 25% respectively. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

In general, the capital gain accrued by individuals on the sale of our Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

The real capital gain derived by corporations will be generally subject to a corporate tax rate of 25% in 2016 and 24% in 2017.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 25% for corporations in 2016 and 24% in 2017 and a marginal tax rate of up to 48% and 47% for an individual in 2016 and in 2017 and thereafter, respectively, plus a 2% excess tax in 2016 and 3% in 2017 and thereafter, which is levied on individuals whose taxable income in Israel exceeds NIS 810,720 in 2016 and 640,000 in 2017 and thereafter (linked to the Israeli consumer price index) Notwithstanding the foregoing, capital gain derived from the sale of our Shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by an Israeli resident shareholders, and (iv) if the seller is a corporation, there is no Israeli Resident that is entitled to 25% or more of the revenues or profits of the corporation directly or indirectly. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

U.S. Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ADSs and warrants by a holder. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ADSs and warrants pursuant to this offering and that will hold such ADSs and warrants as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax exempt entities or organizations;

●	certain former citizens or residents of the United States;

●	persons that received our ADSs or warrants as compensation for the performance of services;

●	persons that will hold our ADSs or warrants as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our ADSs or warrants through such an entity;

●	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

●	holders that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

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

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ADSs, unless:

●	you conduct a trade or business in the U.S. and such income is effectively connected with that trade or business (and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the U.S.); or

●	you are an individual and have been present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

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

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ADSs and warrants unless:

●	such gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

●	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

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

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our ADSs and warrants, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

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

Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2017 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. There can be no assurance that we will not be considered a PFIC for any taxable year.

If we are a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ADSs or warrants) and (b) any gain realized on the sale or other disposition of the ADSs or warrants. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ADSs or warrants.

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

Certain Reporting Requirements with Respect to Payments of Offer Price

U.S. Holders paying more than $100,000 for our ADSs and warrants generally may be required to file IRS Form 926 reporting the payment of the Offer Price for our ADSs and warrants to us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

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

We are required to file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers.

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

In addition, since Parent’s ordinary shares are traded on the TASE, in the past we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter F of the Israel Securities Law, 1968. In accordance with Section 35XXXIII of the Israel Securities Law, and pursuant to the prior approvals of our securities holders to change to reporting in accordance with the U.S. securities laws and regulations, we presently report to ISA and the TASE in accordance with the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements. Our major shareholders are required to make applicable ownership disclosures in accordance with U.S. securities laws and reporting requirements. We generally initially file or furnish our reports, as applicable, to the SEC. We then submit copies of the SEC filings and submissions to ISA and TASE, including any filings made by our major shareholders with respect to their holdings in Kitov Parent, in accordance with the Dual-Listed Reporting Requirements. Such copies can be retrieved electronically through the websites for listed company reports of ISA (www.magna.isa.gov.il) and TASE (www.maya.tase.co.il).

As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. As permitted under the Companies Law, and the Notice Regulations which were enacted pursuant to such law, and as set forth in Parent’s amended and restated articles of association, Kitov Parent is not required to physically deliver a notice of a shareholders meeting, a proxy statement or a voting slip. Kitov Parent prepares notices of general meetings of its shareholders, as well as the accompanying proxy statements, voting slips and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable laws, rules and regulations and disclosure requirements in the State of Israel, as such are applicable to a company whose shares are traded on both the TASE and the NASDAQ, and which reports to the SEC as a foreign private issuer and to ISA and the TASE in accordance with the Dual-Listed Reporting Requirements. Our Proxy Materials may not necessarily be mailed to our beneficial shareholders in Israel, or to our beneficial ADS holders in the U.S. We will furnish to the SEC on Form 6-K the forms of our Proxy Materials, and they will be made available to the public on the SEC’s website at www.sec.gov. We will also submit the Proxy Materials to ISA and TASE and they will be made available to the public on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il. We will also include the Proxy Materials on our corporate website, to the extent required under the Companies Law and the applicable regulations enacted thereunder governing publication of notices of general meetings of our shareholders and the distribution of the Proxy Materials. The circulation of by us of any Proxy Materials should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. In accordance with the NASDAQ Listing Rules, as a foreign private issuer we are required to submit on a Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. Furthermore, we have committed to the underwriters of our initial U.S public offering which was completed in November 2015 that for a period of three (3) years from November 25, 2015, the Company, at its expense, will announce its financial information for each of the first three fiscal quarters consistent with the practices of companies which are dual-listed on both the TASE and a domestic U.S. securities exchange and report in accordance with the Dual-Listed Reporting Requirements; provided that the foregoing shall not apply in the event the Company enters into a merger transaction in which the Company is the non-surviving entity that would cause our ADSs and warrants to no longer be registered under the Exchange Act. We will furnish this periodic information with the SEC under cover of Form 6-K. The Representative of the underwriters of our initial U.S public offering which was completed in November 2015 has previously waived any announcement by us with respect to the filing of quarterly financial information, and may issue such waivers to us in the future. It is noted that recent amendments to the Israel Securities Law and Regulations enacted thereunder, dispense with the requirement for the announcement of financial results for each of the first and third fiscal quarters of a calendar year for certain smaller sized TASE listed companies which report under TASE only listed reporting requirements. We believe that, were we reporting under the TASE only listed reporting requirements (and not the Dual Listed Reporting Requirements), we would qualify for such dispensation based on our company size as set forth in the regulation. In addition the SEC has recently announced that it is seeking comment for the dispensation of the requirement for the announcement of financial results for each of the first and third fiscal quarters for certain U.S. domestic issuers. Thus it remains uncertain as to how companies dual-listed on both the TASE and a domestic U.S. securities exchange, and report in accordance with the Dual-Listed Reporting Requirements, will continue their practices with respect to the announcements of financial information for each of the first and third fiscal quarters, and it is possible that we may adopt practices for the announcement (if any) of financial information for each of the first and third fiscal quarters which are different than what we have provided in the past.

Any statements in this Annual Report on Form 20-F about any of our agreements, contracts or other documents is not necessarily complete. If the agreement, contract or document is filed as an exhibit to the Annual Report on Form 20-F the agreement, contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

The Company maintains a corporate website at www.kitovpharma.com. TyrNovo also maintains a website at www.tyrnovo.co.il. Information contained on, or that can be accessed through, our websites does not constitute a part of this Annual Report on Form 20-F. We have included our website addresses in this Annual Report on Form 20-F solely as inactive textual references. We intend to post on our websites any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting on the Company website any notices of general meetings of Kitov Parent’s shareholders.

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

(A)	Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate as of December 31, 2016:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash	(35)	(85)	1,777	85	35
Accounts receivable	(4)	(9)	189	9	4
Accounts payable	8	20	(424)	(20)	(8)
Other payables	14	33	(695)	(33)	(14)
Post employment benefit liabilities	2	6	(125)	(6)	(2)
Total income (loss)	(15)	(35)	722	35	15

(B)	As of the date of this Annual Report on Form 20-F, our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2016 we had interest bearing bank deposits of $8.3 million, bearing interest in the range of 1.58%-2.7% depending upon the nature of the deposit scheme.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed by the holder of the ADSs or as described in the following sentence.  If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs.  The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

●	we do not wish to receive a discretionary proxy;

●	there is substantial shareholder opposition to the particular question; or

●	the particular question would have an adverse impact on our shareholders.

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

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

●	we appear to be insolvent or enter insolvency proceedings

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

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

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Series A Warrants

The following summary of certain terms and provisions of the outstanding Series A warrants is not complete and is subject to, and qualified in its entirety by the provisions of the Warrant Agent Agreement and form of Warrant Certificate, which is filed as an exhibit to the registration statement filed with the SEC on Form F-1 (Registration No. 333-207117) on November 18, 2015, as amended by the Letter Amendment to Warrant Agent Agreement which is filed as an exhibit to our Report on Form 6-K submitted to the SEC on June 29, 2016, as subsequently amended and supplemented. Prospective investors should carefully review the terms and provisions set forth in the Warrant Agent Agreement and form of Warrant Certificate, as amended. Series A warrants are administered by the Bank of New York Mellon, as warrant agent.

Exercisability. The Series A warrants are exercisable immediately upon issuance and at any time up to November 25, 2020. The Series A warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below), together with the ADS issuance fee of $0.05 per ADS and other applicable charges and taxes. Unless otherwise specified in the Series A warrant, the holder will not have the right to exercise the Series A warrants, in whole or in part, if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage is determined in accordance with the terms of the Series A warrants.

Cashless Exercise. In the event that a registration statement covering ordinary shares underlying the Series A warrants is not effective, and an exemption from registration is not available for the resale of such ordinary shares underlying the Series A warrants, the holder may, in its sole discretion, exercise Series A warrants and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of ADSs determined according to the formula set forth in the Warrant Agent Agreement. The issuance fee of $0.05 per ADS, as well as other applicable charges and taxes, are due and payable upon any cashless exercise.

Exercise Price. The exercise price per ADS purchasable upon exercise of the Series A warrants is equal to $3.78 per full ADS (which may be adjusted as set forth below). In addition to the exercise price per ADS, the $0.05 issuance fee per ADS and other applicable charges and taxes are due and payable upon exercise.

Adjustment Provisions. The exercise price and the number of ADSs issuable upon exercise are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock subdivisions and combinations, reclassifications or similar events affecting our ADSs or ordinary shares.

Transferability. Subject to applicable laws, the Series A warrants may be transferred at the option of the holders upon surrender of the Series A warrants to the warrant agent, together with the appropriate instruments of transfer.

Warrant Agent and Exchange Listing. The Series A warrants will be issued in registered form under the Warrant Agent Agreement between us and the warrant agent.

Fundamental Transaction. If, at any time while the Series A warrants are outstanding, (1) we consolidate or merge with or into another person, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any purchase offer, tender offer or exchange offer (whether by us or another person) is completed pursuant to which holders of our ordinary shares are permitted to sell, tender or exchange their ordinary shares for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding shares of ordinary shares, (4) we effect any reclassification or recapitalization of our ADSs or ordinary shares or any compulsory share exchange pursuant to which our ordinary shares are converted into or exchanged for other securities, cash or property, or (5) we consummate a stock or share purchase agreement or other business combination with another person whereby such other person acquires more than 50% of our outstanding ordinary shares, each, a “Fundamental Transaction”, then upon any subsequent exercise of the Series A warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of ADSs then issuable upon exercise of the Series A warrant, and any additional consideration payable as part of the Fundamental Transaction.

Rights as a Shareholder. Except as otherwise provided in the Warrant Agent Agreement or by virtue of such holder’s ownership of ADSs or ordinary shares, the holder of Series A warrants does not have rights or privileges of a holder of ADSs or ordinary shares, including any voting rights, until the holder exercises the Series A warrants.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Below is a summary of the changes to our articles of association effected by the recent adoption of our English language amended and restated articles of association on March 2, 2016, replacing our previous Hebrew language articles of association which were in effect until March 2, 2016, as well as certain additional amendments to our memorandum of association and our amended and restated articles of association which were approved by our shareholders at the 2016 Annual General Meeting of the Shareholders held on December 5, 2016.

●	An addition to the charitable donations clause to allow us to issue securities to charity.

●	75% of the participating directors at a vote of the board of directors will be required to determine that our center of management will be outside of Israel.

●	The addition of a clause permitting the board of directors to issue redeemable securities.

●	The addition of the chief executive officer and Company secretary to the authored signatories on share certificates.

●	Share transfer instruments can be approved by our management instead of needing full board of directors approval.

●	The addition of a provision stating that the board of directors can decline to approve transfers if not allowed under law, TASE rules or otherwise.

●	The addition and revision of miscellaneous technical provisions governing submission of proof or ownership and proxies for shareholder meetings.

●	Shareholder meetings shall be held in Israel unless our center of management has been changed as set forth in the amended and restated articles of association.

●	Revised so that if the chairman of the board of directors is not present for a shareholder meeting then the chief executive officer or company secretary, or someone appointed by either of them, shall be chair of a shareholder meeting, before submitting the chair selection matter to those present at the shareholders meeting.

●	Reduction in the maximum number of directors from 12 to 9.

●	A majority of directors shall be Israeli residents unless our center of management has been changed as set forth in the amended and restated articles of association.

●	Directors shall be appointed for three year terms with one third of the board of director member’s terms expiring every year

●	Changing the director appointment provisions in the amended and restated articles of association will be subject to a special majority of 75% of the votes cast at a shareholders meeting and which majority comprises at least 47.9% of Kitov Parent’s voting rights.

●	Removal of the provision requiring external directors (this matter will now be subject to the requirements of the Companies Law and Regulations).

●	Establishes that the audit committee of the board of directors is delegated with authority to approve the compensation of auditors as long as our securities are traded in U.S. markets.

●	Shorten time period for receiving unclaimed dividends from 7 years to 3 years.

●	Added provision that notices to shareholders may be publicized as specified by law (i.e. not only newspaper ads).

●	Transactions in which officers have a personal interest but not extraordinary transactions can be approved by chief executive officer and chief financial officer (unless they have the personal interest; in which case it will be a director instead), as opposed the default provision in the Companies Law which requires full board of directors approval unless the articles of association state otherwise.

●	The increase of Kitov Parent’s registered Ordinary Share capital to 5,000,000,000 Ordinary Shares of no par value each.

●	The addition to Kitov Parent’s registered share capital of 1,000,000,000 preferred shares, with no par value in 5 classes of 200,000,0000 preferred shares in each class (the "Preferred Shares"), and the authorization of our Board of Directors to fix, by resolution of the Board of Directors, (i) the number of issued Preferred Shares (subject to the maximum number of Preferred Shares authorized in such class), (ii) the designation of such class of Preferred Shares, and (iii) the conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, if any, of the shares of such class of Preferred Shares, without further actions by our shareholders, unless shareholder approval is otherwise required for any particular reason by virtue of Israeli law, the rules of any exchange or other market on which our securities may then be listed or traded, our Articles of Association then in effect, or any other applicable rules and regulations.

●	The organizational supervisor for our internal auditor will be our general manager, and the annual or periodic work plan shall be presented to our Audit Committee of the Board of Directors for its review and approval.

●	Our Board may issue shares which shall be dormant upon issue.

●	The provisions in the amended and restated articles of association concerning insurance coverage for directors and officers, waiver of liability and indemnification are prospective in nature and will incorporate any future revisions to applicable law governing such matters.

B.	Not Applicable

C.	Not Applicable

D.	Not Applicable

E.	Use of Proceeds.

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

As of April 2017, we have used approximately $4.5 million of the net proceeds of this offering for research and development activities, approximately $0.6 million to repay the August Loans, approximately $2.0million for the acquisition of TyrNovo, and approximately $3.5 million for general corporate purposes. None of the net proceeds of the offering used for research and development activities; repayment of indebtedness; working capital; and any other purposes for which at least $100,000 has been used, was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, except for (i) payments in connection with the $100,000 Principal Amount of the August Loans held by Haiku Capital Ltd., which, together with Mr. Sheer Roichman (who is deemed to beneficially own the shares held by Haiku Capital), became a holder of more than ten percent of our issued an outstanding share capital as a result of the acquisition of such holdings via participation in the offering; and (ii) ordinary course payments of ongoing compensation (including bonuses) paid to our directors and executive officers for their services in accordance with the terms and conditions of their agreements with the Company.

ITEM 15.	CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, were ineffective as described in (b) below.

(b)           Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management, including the chief executive officer and chief financial officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that as at December 31, 2016 our internal control over financial reporting was not effective due to the material weakness in internal controls described below.

A deficiency was identified in our internal control over financial reporting related to the operation of the control to review the accounting for significant non-routine and complex transactions to ensure proper application of IFRS. This control did not operate effectively due to the lack of timely involvement of the qualified technical resources to perform the required management review. As a result, during the audit process, an error was detected in the accounting for equity and derivative instruments, which was corrected prior to filing our audited financial statements for 2016.

We have undertaken remedial measures by broadening the role of our external financial expert with expertise in IFRS, to allow for stronger oversight in this area. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we plan to design enhanced processes and controls to address any other issues that might be identified through our on-going review of our internal control processes and will continue to undertake any needed remedial measures to make improvements in our internal control.

Notwithstanding the foregoing, there can be no assurance that our controls and procedures will detect or uncover all failures in our controls over measurement and disclosure in our financial statements or detect instances of fraud, if any.

(c)           Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

(d)           Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Steinberg and Ms. Stern-Raff are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the NASDAQ Listing Rules. Mr. Weber, Mr. Agmon, Mr. Steinberg, Ms. Stern-Raff and Mr. Tzror qualify as independent directors under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all our employees, including without limitation our chief executive officer, chief financial officer and controller. A copy of the Code may be viewed on our website at www.kitovpharma.com. It is our intention for the code of ethics to remain accessible on our website for as long as we remain subject to the requirements of this Item and choose to comply with this Item by posting the Code on our website. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F and is not incorporated by reference herein. Other than technical, administrative or other non-substantive amendments, there have been no changes to our code of ethics since our most recent Annual Report Form 20-F.

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

	(in thousands of U.S. dollars)
	2016	2015
Audit fees(1)	51	42
Audit-related fees(2)	33	83
Tax (3)	3	8
Total	87	133

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including fees related to our public offerings and registration statements.

(3)	These fees relate to services provided regarding tax compliance and review of tax returns.

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

Home Country Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of NASDAQ Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We intend to rely on this “foreign private issuer exemption” with respect to the following items:

●	Distribution of annual and quarterly reports to shareholders. Under Israeli law, as a public company whose shares are traded on the TASE, we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports publicly available through the website of the Israeli Securities Authority and the TASE. In addition, we make our audited financial statements available to our shareholders at our offices.

●	Independent Directors. Israeli law generally does not require that a majority of our board members be independent as required by the NASDAQ Listing Rules. In addition, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only our independent directors are present. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable NASDAQ and SEC criteria for independence. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exceptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with our Board’s resolution, for so long as Kitov Parent does not have a controlling shareholder as defined in Section 1 the Companies Law, Kitov Parent intends to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee in under the Companies Law. As such, our board of directors does not include two directors classified as external directors in accordance with the Israeli Companies Law, but such corporate governance exceptions do require that a majority of our board members be independent as required by the NASDAQ Listing Rules.

●	Audit Committee. While our board of directors has adopted an audit committee charter, neither applicable Israeli laws, nor our amended and restated articles of association, require that we adopt and file an audit committee charter. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the audit committee.

●	Compensation Committee and Compensation of Officers. Under NASDAQ Listing Rules, Kitov Parent must establish a compensation committee and adopt a formal written compensation committee charter addressing the scope of the compensation committee's responsibilities, including structure, processes and membership requirements, among others. While our board of directors has adopted a compensation committee charter, neither applicable Israeli laws, nor our amended and restated articles of association, require that we adopt and file a compensation committee charter. Additionally, we comply with the requirements set forth under the Companies Law, pursuant to which transactions with office holders of Kitov Parent regarding their terms of office and employment, and transactions with a controlling shareholder in Kitov Parent regarding his or her employment and/or his or her terms of office with the Company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders, either in accordance with our previously approved compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

●

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

Under the Companies Law, shareholder approval is required for any transaction, including any grant of equity-based compensation, to a director or a controlling shareholder, but is not generally required to establish or amend an equity based compensation plan. Similarly, shareholder approval is required for a private placement that is deemed a “extraordinary private placement” or that involves a director or controlling shareholder. A “extraordinary private placement” is a private placement in which a company issues securities representing 20% or more of its voting rights prior to the issuance and the consideration received pursuant to such issuance is not comprised, in whole or in part, solely of cash or securities registered for trade on an exchange or which is not made pursuant to market conditions, and as a result of which the shareholdings of a 5% holder of the shares or voting rights of the company increases or as a result of which a person will become a holder of 5% of the shares or voting rights of the company or a controlling shareholder after the issuance. We will attempt to seek shareholder approval for our stock option or equity-based compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for any employees in the U.S. or who are U.S. citizens. However, even if such approval is not received, then the stock option or equity-based compensation plans will continue to be in effect, but we will be unable to grant to our U.S. resident and/or citizen employees options that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity-based compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the NASDAQ Listing Rules.

●	Meetings of Shareholders: Annual Meetings; Proxy Solicitations; Quorum. The NASDAQ Listing Rules require that each company listing common stock, and their equivalents, hold an annual meeting of shareholders within one year of the end of each fiscal year, and that at such meeting, shareholders must be afforded the opportunity to discuss company affairs with management and, if required by the Company's governing documents, to elect directors. They further require that each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to NASDAQ. Under the NASDAQ Listing rules, the quorum required for an ordinary meeting of shareholders consists of 33 1/3% of the issued share capital. We will follow our home country practices with respect to the above as follows:

●	Annual Meetings. As permitted under the Companies Law and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are required to hold an annual meeting each year and provided that it is no later than 15 months from the prior annual meeting. At the annual meeting we are required to elect directors (other than external directors, if such are required to be elected) and to present the annual financial statements and annual report, as well as presenting the fees paid to our auditors.

●	Proxy Solicitations. As permitted under the Companies Law and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting and a proxy statement. We will prepare notices of general meeting of our shareholders, as well as the accompanying proxy statement and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable rules, regulations and disclosure requirements in the State of Israel, as such are applicable to a Company whose shares are traded on both the TASE and the NASDAQ. Our Proxy Materials may not necessarily be mailed to beneficial shareholders in Israel, nor to beneficial ADS holders in the U.S. Forms of the Proxy Materials will be furnished to the SEC on Form 6-K, and will be available to the public on the SEC’s website at http://www.sec.gov. The proxy materials will also be filed with the Israeli Securities Authority and TASE and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The Proxy Materials will also be made available on the Company’s corporate website at www.kitovpharma.com, as required under the Companies Law and Regulations governing distribution of the Proxy Materials.

●	Quorum. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of our shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

●	Nominations Committee and Nominations of our Directors. Our directors are not selected, nor recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the NASDAQ Listing Rules. With the exception of external directors (if any are required to be elected) and any directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our amended and restated articles of association, under the Companies Law or in an agreement between us and our shareholders. GHP has entered into a Shareholder’s Undertaking with Kitov Parent pursuant to which it has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Parent’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Parent an proxy to ensure its compliance with such voting undertakings. Other than such Shareholder’s Undertaking, currently there is no other agreement between us and any shareholder regarding the nomination or appointment of directors. In accordance with our amended and restated articles of association, under the Companies Law, any one or more shareholders holding, in the aggregate such portions of our outstanding voting power, as set forth in our amended and restated articles of association may nominate one or more persons for election as directors at a general meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided by our amended and restated articles of association.

●	Nominations Committee Charter or Board Resolution. Under NASDAQ Listing Rules, U.S. domestic listed companies, must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. We do not have such a formal written charter or board resolution.

Otherwise, we intend to comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ Listing Rules related to corporate governance. We also intend to comply with Israeli corporate governance requirements set forth in the Companies Law and Regulations enacted pursuant to such law which are applicable to public companies.

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, a recent amendment to the Israeli proxy regulations governing Israeli public companies which were promulgated under the Israeli Companies Law requires us to disclose in the notice and proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. This disclosure may not be as extensive as that required of a U.S. domestic issuer.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

See the consolidated financial statements as of December 31, 2016 and 2015 and for the three-year period ended December 31, 2016 of Kitov Pharmaceuticals Holdings Ltd., and the report thereon dated March 27, 2017 of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed in the index of exhibits below:

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Registrant (included as Exhibit 99.2 to our Form 6-k furnished to the Securities and Exchange Commission on December 6, 2016, and incorporated herein by reference).
1.2	Amended and Restated Articles of Association of the Registrant (included as Exhibit 99.2 to our Form 6-k furnished to the Securities and Exchange Commission on December 6, 2016, and incorporated herein by reference).
1.3	Certificate of Company Name Change (unofficial English translations from Hebrew) (included as part of Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015, and incorporated herein by reference).
2.1	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015, and incorporated herein by reference).
2.2	Form of Warrant Agent Agreement (included as Exhibit 4.2 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015, and incorporated herein by reference).
2.3	Form of American Depositary Receipt (included in Exhibit 2.1).
2.4	Form of Underwriters' Warrant, (included as Exhibit 4.4 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015, and incorporated herein by reference).
2.5	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016).
2.6	Form of Letter Amendment to Warrant Agent Agreement with respect to Series A warrants (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)

2.7	Form of Pre-Funded Series B Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016).
2.8	Stock Purchase Agreement, dated January 12, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd.
2.9	Shareholder’s Undertaking by Goldman Hirsh Partners Ltd. dated January 13, 2017.
2.10	Flow of Funds Agreement, dated April 9, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd.
4.1*	Development Services Agreement, dated as of April 1, 2014, by and between Kitov Pharmaceuticals Ltd. and Dexcel Ltd. (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015, and incorporated herein by reference).
4.2	Master Research Services Agreement, dated February 4, 2014, between Kitov Pharmaceuticals Ltd.t and Java Clinical Research Limited (included as Exhibit 10.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015, and incorporated herein by reference).
4.3	Change Order Forms under Master Research Services Agreement between Kitov Pharmaceuticals Ltd. and Java Clinical Research Limited dated March 26, 2014, September 22, 2014, and April 2, 2015 (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015, and incorporated herein by reference).
4.4	Work Order No. 2 under Master Research Services Agreement between Kitov Pharmaceuticals Ltd. and Java Clinical Research Limited dated September 7, 2016 (incorporated by reference to Exhibit 10.4 to the Registrant’s Post-Effective Amendment No. 2 to Registration Statement on Form F-1 on Form F-3 as filed with the Securities and Exchange Commission on December 12, 2016).
4.5	Share Transfer Agreement, dated as of April 2, 2013, Kitov Pharmaceuticals Holdings Ltd. (then known as Mainron Line Logisitics Ltd.), Kitov Pharmaceuticals Ltd., the shareholders of Kitov Pharmaceuticals, Sheer Roichman and Haiku Capital Ltd. (included as Exhibit 10.4 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015, and incorporated herein by reference).
4.6	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (included as Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015, and incorporated herein by reference).
4.7	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015, and incorporated herein by reference).
4.8	2013 Stock Option Plan, as amended (unofficial English translation from Hebrew (included as Exhibit 10.7 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015, and incorporated herein by reference).
4.9	Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan (included as Exhibit 99.1 to our Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 19, 2016, and incorporated herein by reference)
4.10	Loan Agreement, dated August 12, 2015 between Kitov Pharmaceuticals Holdings Ltd. and certain lenders (included as Exhibit 10.8 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015, and incorporated herein by reference).
4.11	Kitov Pharmaceuticals Holdings Ltd. 2014 Office Holders' Compensation Policy (unofficial translation to English from Hebrew original) (included as Exhibit 4.9 to our Annual Report for 2015 on Form 20-F filed with the Securities and Exchange Commission on March 18, 2016, and incorporated herein by reference).
4.12	Form of Underwriting Agreement (included as Exhibit 1.1 to our Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on November 18, 2015, and incorporated herein by reference).
4.13	Form of Share Purchase Agreement between Kitov Pharmaceuticals Holdings Ltd. and the purchasers (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
4.14†	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and Tyrnovo Ltd.
4.15†	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and Tyrnovo Ltd.
4.16†	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and Tyrnovo Ltd.
4.17	Binding Term Sheet by and amongst Kitov Pharmaceuticals Holdings Ltd., TyrNovo Ltd. and Taoz – Company for Management and Holdings of Companies Ltd. approved by the Economic Division of the Tel Aviv District Court on February 9, 2017
4.18	Amendment to the Binding Term Sheet by and amongst Kitov Pharmaceuticals Holdings Ltd., TyrNovo Ltd. and Taoz – Company for Management and Holdings of Companies Ltd. approved by the Economic Division of the Tel Aviv District Court on February 9, 2017 (unofficial English translations from Hebrew)
4.19	TyrNovo Ltd. Shareholders Agreement by and between Kitov Pharmaceuticals Holdings Ltd. and Taoz – Company for Management and Holdings of Companies Ltd. approved by the Economic Division of the Tel Aviv District Court on February 9, 2017
8.1	List of subsidiaries of the Registrant.
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Confidential treatment granted with respect to portions of this Exhibit.

† Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

KITOV PHARMACEUTICALS HOLDINGS LTD.

By:	/s/ Isaac Israel
	Name:	Isaac Israel
	Title:	Chief Executive Officer

By:	/s/ Simcha Rock
	Name:	Simcha Rock
	Title:	Chief Financial Officer

May 1, 2017

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Financial Statements

As of December 31, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Kitov Pharmaceuticals Holdings Ltd.

We have audited the accompanying consolidated statements of financial position of Kitov Pharmaceuticals Holdings Ltd and its subsidiary (hereinafter – “the Company”)  as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We draw attention to Note 11F to the financial statements. There is an ongoing activity conducted by the Israel Securities Authority to investigate allegations that the Company did not disclose certain information to the public. In addition, numerous lawsuits and motions have been filed against the Company and certain of its office holders. The ultimate outcome of these matters cannot presently be determined, and no provision for any liability that may result has been made in the financial statements. Our opinion is not modified in respect of this matter.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member firm of KPMG International

Tel-Aviv, Israel

March 27, 2017

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Financial Position

		December 31	December 31
		2016	2015
	Note	USD thousands	USD thousands
Assets
Cash and cash equivalents	4,18	6,758	10,558
Short term deposits	18	7,899	-
Other receivables	5	241	246

Total current assets		14,898	10,804

Fixed assets, net		16	8

Total assets		14,914	10,812

Liabilities
Accounts payable		515	353
Other payables	7	758	704
Derivative instruments	8	-	141

Total current liabilities		1,273	1,198

Non-current liabilities
Post employment benefit liabilities	17	256	185

Equity

Share capital, no par value		-	-
Share premium	8	30,826	22,159
Receipts on account of warrants	8	7,415	27
Capital reserve for share-based payments	9	583	536
Capital reserve from transactions with related parties		761	761
Accumulated loss		(26,200)	(14,054)
Total equity		13,385	9,429

Total liabilities and equity		14,914	10,812

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Operations and Other Comprehensive Income

		2016	2015	2014
	Note	USD thousands	USD thousands	USD thousands
Research and development expenses	12	4,180	2,560	3,192
General and administrative expenses	13	3,003	1,509	1,269
Other expenses	14	-	-	720
Operating Loss		7,183	4,069	5,181

Net change in fair value of derivatives	15	5,019	(94)	(274)
Finance expense	15	61	227	345
Finance income	15	(138)	-	-
Finance expenses, net		4,942	133	71

Loss for the year		12,125	4,202	5,252
Other comprehensive loss Items that will not be classified to profit or loss
Remeasurement of defined benefit liability		21	-	-

Total comprehensive loss for the year		12,146	4,202	5,252
Loss per share data
Basic and diluted loss per share – USD		0.11	0.22	1.17
Number of shares used in calculating basic and diluted loss per share		115,114,946	19,250,340	4,481,684

The accompanying notes are an integral part of these consolidated financial statements

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total

For the year ended December 31, 2016:
Balance as of January 1, 2016	-	22,159	27	536	761	(14,054)	9,429
Comprehensive loss for the year:
Loss for the year	-	-	-	-	-	(12,125)	(12,125)
Other comprehensive loss	-	-	-	-		(21)	(21)
Total comprehensive loss for the year	-	-	-	-	-	(12,146)	(12,146)
Transactions with owners of the company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	5,222	-	-	-	-	5,222
Issuance of warrants, net of issuance costs	-	-	2,517	-	-	-	2,517
Share issuance due to a strategic cooperation agreement (see note 11)	-	500	-	(250)	-	-	250
Share-based payments	-	103	-	297	-	-	400
Transfer of derivative instrument from liability to equity	-	-	7,388	-	-	-	7,388
Exercise of warrants (series A)		302					302
Exercise of warrants (series B)	-	2,540	(2,517)	-	-	-	23
Total transactions with owners of the company	-	8,667	7,388	47	-	-	16,102

Balance as of December 31, 2016	-	30,826	7,415	583	761	(26,200)	13,385

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total

For the year ended December 31, 2015:
Balance as of January 1, 2015	-	9,104	200	560	761	(9,852)	773
Loss for the year	-	-	-	-	-	(4,202)	(4,202)
Issuance of shares, net of issuance costs	-	1,821	-	-	-	-	1,821
Exercise and expiration of warrants (series 1)	-	201	(200)	-	-	-	1
Share issuance due to a strategic cooperation agreement (see note 11)	-	500	-	(83)	-	-	417
Share-based payments	-	-	-	59	-	-	59
Exercise of warrants (series 2)	-	2	-	-	-	-	2
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	10,531	-	-	-	-	10,531
Issuance of warrants, net of issuance costs	-	-	27	-	-	-	27

Balance as of December 31, 2015	-	22,159	27	536	761	(14,054)	9,429

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total

For the year ended December 31, 2014:

Balance as of January 1, 2014	-	2,654	-	141	859	(4,600)	(946)
Loss for the year	-	-	-	-	-	(5,252)	(5,252)
Issuance of shares, net of issuance costs	-	6,200		57	-	-	6,257
Issuance of warrants in a rights offering	-	(200)	200	-	-	-	-
Share issuance due to a strategic cooperation agreement (see note 11)	-	327	-	333	-	-	660
Share-based payments	-	-	-	88	-	-	88
Options exercised	-	123	-	(59)	-	-	64
Capital reserve from transactions with related parties	-	-	-	-	43	-	43
Return of funds to a related party	-	-	-	-	(141)	-	(141)

Balance as of December 31, 2014	-	9,104	200	560	761	(9,852)	773

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharmaceuticals Holdings Ltd.

Consolidated Statements of Cash Flows for the year ended December 31,

	2016	2015	2014
	USD thousands
Cash flows from operating activities:
Loss for the year	(12,125)	(4,202)	(5,252)

Adjustments:
Depreciation	2	1	-
Finance expense, net	4,942	133	71
Share-based payments	400	59	88
Expenses in regard to a strategic cooperation agreement (see note 11)	250	417	660
Non-remunerable services provided by related parties	-	-	37

	(6,531)	(3,592)	(4,396)

Changes in assets and liabilities:
Changes in other receivables	-	197	(375)
Changes in accounts payable	(138)	(152)	453
Changes in other payables	357	54	(208)
Changes in post employment benefit liabilities	50	185	-
	269	284	(130)
Net cash used in operating activities	(6,262)	(3,308)	(4,526)

Cash flows from investing activities:
Increase in short term deposits	(7,899)	-	-
Acquisition of fixed assets	(10)	(9)	-
Net cash used in investing activities	(7,909)	(9)	-

Cash flows from financing activities:
Repayment of loans from related parties	-	(294)	(622)
Loans received from third parties	-	-	132
Repayment of loans from third parties	-	-	(246)
Proceeds from issuance of shares and ADSs	6,287	14,942	6,848
Share and ADS issuance expenses paid	(1,065)	(2,059)	(571)
Proceeds from issuance of warrants	5, 713	190	349
Warrants issuance expenses paid	(968)	(10)	(25)
Receipts from warrant exercise	325	2	57
Interest received	138	-	-
Interest paid	(6)	(145)	(100)
Net cash provided by financing activities:	10,424	12,632	5,822

Net increase (decrease) in cash	(3,747)	9,315	1,296
Cash at the beginning of the year	10,558	1,313	193
Effect of translation adjustments on cash	(53)	(70)	(176)
Cash at end of the year	6,758	10,558	1,313

The accompanying notes are an integral part of these consolidated financial statements

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General

Reporting entity

Kitov Pharmaceuticals Holdings Ltd. (hereinafter: “the Company”) is an Israeli company, that was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July, 2013, the Company acquired shares of Kitov Pharmaceuticals Ltd. (hereinafter: “Kitov”) from its shareholders, in exchange for the Company’s shares (hereinafter: “the Acquisition”).

The Company’s securities (American Depository Shares (“ADS”) as well as Series A warrants) were listed for trading on the NASDAQ in November 2015. Each ADS represents 20 ordinary shares with no par value. Each warrant enables the purchase of 1 ADS.

The Company’s address is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel Aviv 6701101 Israel.

The Company together with Kitov are referred to, in these financial statements, as “the Group”.

As of the date of the financial statements, the Group is engaged, through Kitov, in the development of combination drugs that treat two clinical conditions simultaneously, pain caused by osteoarthritis and hypertension.

Since incorporation through December 31, 2016, the Company has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 26.2 million. The Company has financed its operations mainly through private and public financing rounds. In November 2015 and July 2016, the Company raised a total of USD 20.5 million net, which management believes will allow the Company to complete its current development plans. At present, the Company has no revenue and may require additional funding for future plans.

Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The Company has prepared the financial statements in accordance with International Financial Reporting Standards (hereinafter: “IFRS”), as issued by the International Accounting Standard Board (“IASB”).

These financial statements have been approved by the board of directors on March 27, 2017.

B.	Functional and presentation currency

These financial statements are presented in US dollars (USD), which is the Group’s functional currency, rounded to the nearest one thousand, unless otherwise noted. The USD is the currency that represents the principal economic environment in which the Group operates.

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

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (continued)

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

D.	Fair value determination of share-based payments

In preparing these financial statements, the Group is required to determine the fair value of share-based payment arrangements. The Group uses observable market data as far as possible. Further information about the assumptions made in measuring fair value of share based payments, is included in note 9.

E.	Exchange rates and linkage bases

Balances in foreign currency or linked thereto are included in the financial statements at the representative exchange rates, as published by the Bank of Israel, which were prevailing as of the statement of financial position date.

Data on exchange rates are as follows:

Representative
exchange rate of $
(NIS/$ 1)
Date of financial statements:
December 31, 2016	3.845
December 31, 2015	3.902
December 31, 2014	3.889

Changes in exchange rates for the Year ended:	%

December 31, 2016	(1.5)
December 31, 2015	0.3
December 31, 2014	12.0

Note 3 - Significant Accounting Policies

The accounting policies set out below have been consistently applied for all periods presented in these consolidated financial statements

A.	Subsidiary

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

Transactions in foreign currency are translated to the functional currency of Group companies at exchange rates as of the transaction dates. Monetary assets and liabilities denominated in foreign currency as of the reporting date are translated into the functional currency at the exchange rate as of the said date. Exchange rate differences with respect to monetary items are the differences between the amortized cost in the functional currency as of the start of the year, adjusted for the effective interest during the year, and the amortized cost in foreign currency, translated at the exchange rate as of the end of the year. Non-monetary items denominated in foreign currency and measured at historical cost, are translated using the exchange rate as of the transaction date. Exchange rate differences arising from translation into the functional currency are recognized on the statement of operations as financial expenses.

C.	Derivative and Non-derivative financial instruments

1.	Non-Derivative financial instruments

a.	Non-derivative financial assets

Non-derivative financial assets include: cash and cash equivalents, short term deposits and other receivables.

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

b.	Non-derivative financial liabilities

Non-derivative financial liabilities include: accounts payables and other accounts payable.

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

De-recognition of financial liabilities

Financial liabilities are de-recognized upon expiration of the Group’s liability, as set forth in the agreement, or when disccharged or cancelled.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (continued)

2.	Derivative financial liabilities

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

D.	Intangible assets – research and development costs

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

As the Company has not met the criteria mentioned above, all development costs are currently recognized in profit and loss as expense.

E.	Loss per share

The Group presents loss per share data for its ordinary share capital. Loss per share is calculated by dividing the loss attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period.

F.	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (continued)

G.	Share-based payment transactions

The fair value of share-based payment grants to employees and officers is recognized as payroll expense, against equity, over the period in which eligibility for such grant is earned. The amount charged as share-based payment grants expense is contingent on vesting conditions, which are service or performance conditions and is adjusted to reflect the number of grants expected to vest. As for share-based payment grants contingent on non-vesting conditions, or on vesting conditions which are performance conditions connected to market conditions, the Company accounts for these conditions when estimating the fair value of such grants; therefore the Company recognizes an expense with respect to these grants, regardless of fulfillment of these conditions.

H.	Financing income and expense

Finance income comprises changes in the fair value of the financial liability through profit and loss, and income from short term deposits.

Finance expenses include loss from exchange rate differences. Interest expense is recognized, using the effective interest method. In the statements of cash flows, interest received and interest paid are presented as part of cash flows from financing activities

I.	Equity

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

J.	Issuance of units of securities

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

K.	Employee benefits

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

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (continued)

Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted

Note 4 - Cash and Cash Equivalents

	As of December 31
	2016	2015
	USD thousands

Balance in USD	4,980	10,199
Balance in other currencies	1,778	359
Total cash	6,758	10,558

Note 5 - Other Receivables

	As of December 31
	2016	2015
	USD thousands
Government authorities – mainly VAT	151	124
Prepaid expenses	90	122

Total receivables	241	246

Note 6 - Subsidiary

The following is condensed information regarding the subsidiary directly held by the Company:

	Incorporated and operates	Group’s ownership	Company’s direct ownership of	Amounts provided by the Company to the subsidiary		Total investment in
	in Israel	equity	equity	Loans	Guarantees	subsidiary
				USD thousands

Kitov Pharmaceuticals Ltd.	Israel	100%	100%	13,157	-	(13,918)

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 7- Other Payables

	As of December 31
	2016	2015
	USD thousands
Due to related parties (note 10)	548	549
Accrued expenses	76	123
Payroll related payables	134	32
	758	704

Note 8 - Equity

A.	The Company’s share capital

	As of December 31, 2016		As of December 31, 2015
	Number of shares thousand
	Authorized	Issued and paid-in	Authorized	Issued and paid-in

Ordinary shares, no par value	5,000,000	153,237	500,000	77,756
Class A preferred shares, no par value	2,000	-	-	-
Class B preferred shares, no par value	2,000	-	-	-
Class C preferred shares, no par value	2,000	-	-	-
Class D preferred shares, no par value	2,000	-	-	-
Class E preferred shares, no par value	2,000	-	-	-

B.	Changes in share capital during the year

	For the year ended December 31
	Number of shares thousand
	2016	2015	2014
Issued as at January 1	77,756	5,972	2,011
Issuance of ADSs	47,576	63,178	-
Issuance of shares	-	6,388	3,760
Share issuance deriving from a strategic cooperation agreement (see note 11)	3,010	597	158
Share issuance due to meeting of milestone	-	1,379	-
Share based payments	669	-	-
Exercise of warrants	24,226	242
Exercise of options	-	-	43

Issued as at December 31	153,237	77,756	5,972

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Equity (continued)

C.	Financing rounds during the year

1.	In July 2016, in a public offering on the NASDAQ, the Company raised USD 12 million (approximately $10.0 million net of placement agent fees and other offering related expenses).

In the public offering the Company issued securities as follows: (i) 2,378,823 Class A units - comprised of 2,378,823 ADSs and 2,378,823 Series A warrants to purchase 2,378,823 ADSs, and (ii) 1,150,589 Class B units - comprised of 1,150,589 prefunded Series B warrants to purchase 1,150,589 ADSs and 1,150,589 Series A warrants to purchase 1,150,589 ADSs.

The July 2016 public offering was completed at a price of USD 3.40 per unit. Each Series A warrant is exercisable through November 25, 2020 for an exercise price of USD 3.78, as adjusted following the July 2016 offering. All of the Series B warrants had been exercised by August 31, 2016 for an exercise price of USD 0.01 per ADS.

In addition, the Company granted representatives of the placement agent non-traded warrants to purchase up to 141,176 ADSs for an exercise price of USD 4.08.

2.	In November 2015, in a public offering on the NASDAQ, the Company raised USD 13.0 million, (approximately USD 10.6 million after deduction of underwriters’ commissions and public offering related expenses). On November 20, 2015, the Company’s ADSs and warrants commenced trading on the NASDAQ under the symbols KTOV and KTOVW, respectively. The public offering was completed on November 25, 2015.

In the November 2015 public offering the Company issued 3,158,900 ADSs and 3,158,900 Series A warrants to purchase 3,158,900 ADSs. Each ADS represents 20 ordinary shares with no par value. Each warrant enables the purchase of 1 ADS. The public offering was completed at a price of USD 4.13 for a unit of 1 ADS and 1 warrant. Each warrant is exercisable for a period of 5 years for an initial exercise price of USD 4.13, which has since been adjusted to USD 3.78 (see note C.1. above). In addition, the Company granted the underwriters the right to sell within 45 days up to 473,835 ADSs and/or 473,835 Series A warrants at the same terms as the public offering (of which the underwriters exercised the right to sell 220,074 warrants). The Company also granted the underwriters non-traded warrants to purchase up to 157,945 ADSs for an exercise price of USD 4.956.

D.	Other equity transactions during the year

1.	During the year, the Company issued 669,100 shares to service providers for services granted. The fair value of the shares was measured at the fair value of the services, and amounted to USD 103 thousand.

2.	In May 2016 the Company issued 3,009,888 shares to Dexcel Ltd. following meeting a milestone in accordance with the agreement between the Company and Dexcel Ltd. The fair value of the shares was USD 500 thousand.

3.	During the year the Company issued 1,214,340 shares derived from the exercise of Series A warrants, for proceeds of USD 302 thousand.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Share-based Payment Arrangements

A.	In February 2015, the Company’s board of directors decided to grant 44,786 options to two consultants in return for their services. The options are exercisable into 44,786 shares for an exercise price of NIS 4.00 for a period of 24 months. The options vested immediately on the grant date, May 14, 2015. The fair value of these options at the date of granting was measured at USD 31 thousand.

In May 2016 and June 2016, the Company granted 7,281,370 options to the chairman of board of directors, chief executive officer, chief financial officer, senior employees and a service provider. Each option may be exercised into one ordinary share, at an exercise price of NIS 0.7884 ($0.205) per share over a vesting period of 3 years. The exercise period is 8 years from date of issuance provided, however that with respect to 5,957,485 thousand of the options granted to directors of the Company, no options are exercisable prior to the Company’s adoption of a revised compensation policy in accordance with the Companies Law.

In June 2016, the Company approved the future grant of options to the chairman of the board of directors in order to maintain a number of options reflecting a certain percentage of holdings in the Company, subject to certain conditions as determined by the board of directors. Accordingly, an additional 2,468,759 options were granted.

The fair value of these options at the date of the grant was measured at USD 680 thousand.

B.	Other share based payment arrangements

See note 11 with regard to share based payments to a strategic cooperation service provider, and note 8D with regards to share based payments to service providers.

C.	The number and weighted average exercise prices (in NIS) of share options are as follows:

	Weighted average exercise price			Number of options
	2016	2015	2014	2016	2015	2014
Outstanding at January 1	0.81	0.78	0.46	3,510,729	3,872,359	1,819,475
Expired during the year	0.81	0.80	-	2,865,943	406,416	-
Exercised during the year	-	-	0.21	-	-	567,949
Granted during the year	0.79	4.00	0.80	9,750,129	44,786	2,620,833
Outstanding at December 31	0.83	0.81	0.78	10,394,915	3,510,729	3,872,359
Exercisable at December 31	0.96	0.83	0.54	2,269,808	3,285,729	2,977,068

The options outstanding at December 31, 2016 had an exercise price in the range of NIS 0.79 – NIS 4 (2015 - NIS 0.65 – NIS 4), and weighted average contractual life of 7.7 years (2015 – 2.9 years).

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Share-based Payment Arrangements (continued)

D.	Options to service providers were measured at the fair value of the service, when available. The fair value of the Company’s share options granted to employees, directors and service providers, where fair value of service was not measurable, was estimated using the fair value of the traded warrants with similar terms, making some adjustments to reflect the specific terms of the options based on the expected duration. For 2014 grants, the fair value was estimated using the Black Scholes model. The following assumptions were used:

	2016	2015	2014

Share Price - NIS	0.21-0.26	-	0.52 - 0.60
Warrant price - USD	1.07-1.42	-	-
Expected volatility (%)	-	-	56 -115
Expected duration (years)	4-8	-	4-10
Dividend yield (%)	0	-	0
Risk free rate interest rate (%)	N/A	-	0.75 - 3

E.	Expenses recognized in the financial statements:

	For the year ended December 31
	2016	2015	2014
	USD thousands
Total share-based expense recognized	400	59	88

Note 10 - Transactions and Balances with Related Parties

A.	Related party balances are included in the balance sheet under the following items:

	As of December 31
	2016	2015
	USD thousands

Other payables	548	549
Post-employment benefit liabilities	227	185

B.	The statement of operations includes amounts referring to transactions with related parties, as follows:

	For the year ended December 31
	2016	2015	2014
	USD thousands
General and administrative expenses	781	552	477
Research and development expenses	652	321	-
Interest and linkage expenses	-	-	6

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 10 - Transactions and Balances with Related Parties (continued)

C.	The statement of changes in equity for the years ended December 31, 2016 and 2015 includes amounts referring to transactions with related parties of USD 363 thousand and USD 526 thousand, respectively, which are included in the issuance costs of the ADSs. See also note 11C.

D.	Service agreements with related parties

1.	Agreement for consulting services with a company owned by Dr. Paul Waymack, commencing January 2016 is USD 20 thousand monthly.

2.	Agreement with Mr. Simcha Rock for his full time services to the Company as the Company’s CFO. The monthly payment is NIS 50 thousand (USD 13 thousand).

3.	Up until May 2016, Mr. Israel’s basic salary was NIS 40 thousand per month (USD 10 thousand) and linked to the Consumer Price Index. Since May 2016 Mr. Israel is employed as a service provider. The monthly payment is NIS 68 thousand (USD 18 thousand).

In addition, Dr. Waymack, Mr. Rock, and Mr. Israel are entitled to annual and special bonuses, as well as retirement grants see Note 11.C and D.

E.	The Company made payments to key management:

	For the year ended December 31
	2016	2015	2014
	USD thousands
Short - term employee benefits	1,336	1,207	443
Post-employment benefits	25	185	-
Share based payments	244	7	47
	1,605	1,399	490

Note 11 - Commitments and contingent liabilities

A.	In April 2014, the Company signed a strategic cooperation agreement with Dexcel Ltd. (hereinafter: “Dexcel”), including for formulation development services for the drug KIT-302 (hereinafter: “the drug”), the right to negotiate the commercial manufacture of the drug, and the right to negotiate the marketing of the drug.

In consideration for the services provided by Dexcel, the Company paid USD 2 million in 4 equal USD 0.5 million payments, and USD 1.5 million worth of shares in 3 tranches of USD 0.5 million each. The first tranche of 157,783 shares was issued at a price of NIS 11.05 per share, the second tranche of 597,511 shares was issued in May 2015 at a price of NIS 3.359 per share, and the final tranche of 3,009,888 shares was issued in June 2016 at a price per share of NIS 0.63.

Dexcel paid the Company USD 0.5 million in 2 payments upon completion of milestones, for the right to negotiate the global marketing rights and the commercial manufacturing of the drug. The first payment was received in May 2015, and the second payment was paid in June 2016. Payments made to Dexcel, net of receipts from Dexcel, were charged to research and development expenses based on milestones achieved.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Commitments and contingent liabilities (continued)

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

B.	The Company has an annual commitment under a lease agreement for its office premises of approximately NIS 240 thousand per year (approximately USD 62 thousand) through the end of 2019.

C.	The Company’s Chairman of the Board, Chief Executive Officer, and Chief Financial Officer are entitled to annual and special bonuses under the terms of their employment and consulting agreements. These bonuses will become due upon the achievement of certain milestones, including fund raising, merger transactions, and agreements for the commercialization of the Company’s products. These financial statements include bonuses in the amount of USD 848 thousand for the year ended December 31, 2016, and USD 599 thousand for the year ended December 31, 2015, of which USD 363 thousand and USD 526 thousand, respectively, are included in the statement of changes in equity as part of issuance costs of ADSs, see note 17.

D.	The Company’s Chairman of the Board, Chief Executive Officer, and Chief Financial Officer are entitled to retirement grants under the terms of their employment and consulting agreements. These grants are measured based on the time of service and their monthly pay. These financial statements include a liability due to these grants of USD 256 thousand and USD 185 thousand, as of December 31, 2016 and 2015.

E.	In December 2015, a lawsuit and a motion to approve such lawsuit as a class action was filed against the Company and its directors by shareholders who were holding the Company’s Tel Aviv Stock Exchange listed securities before the offering mentioned in note 8C5, claiming damages for the purported class in the motion totaling NIS 16.4 million (USD 4.3 million) due to the said offering. The Company has delivered its response to the court in accordance with applicable law, and a preliminary hearing was held by the court on September 12, 2016. At that hearing the court determined that certain claims of the petitioners in connection with alleged personal interests by affiliates of the Company in connection with the public offering of our initial public offering of our securities in the U.S. during November 2015 are not part of the grounds for the Motion and no remedies shall be sought by the petitioners in connection therewith. The court set a schedule for the submission by the petitioners of a motion for discovery, and any responses to such motion. An additional preliminary hearing was held on February 7, 2017. At that hearing the court ruled on the scope of the petitioners’ motion for discovery, and pursuant to such ruling the Company delivered to the petitioners (subject to signing confidentiality undertakings) certain protocols of the board of directors of the Company. An additional preliminary hearing was scheduled for April 27, 2017.

On November 8, 2016, a shareholder of the Company submitted a request to the court in connection with the Motion to be excluded from the Purported Class and claiming to have independent causes of action and claims of approximately NIS 1 million (the “Petition to Exclude”). The Company responded to the court as required, and, amongst other arguments, the Company noted that pursuant to the Class Action Lawsuits Law 5766-2006 and the Regulations enacted thereunder, at the current stage of the court proceedings with respect to the Motion, such shareholder cannot petition to be excluded from the Purported Class. The court ordered the shareholder to respond to its response and he has done so. The shareholder has not submitted any independent lawsuit against the Company, and the Company is of the view that such shareholder’s claims are identical to the asserted claims for damages in the Motion.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Commitments and contingent liabilities (continued)

The Company’s management rejects the claims asserted in the Motion as well as in the Petition to Exclude, and, in consultation with its legal advisors, believes that the likelihood of the company not incurring any financial obligation as a result of this class action exceeds the likelihood that the company will incur a financial obligation. Therefore, no provision for this matter was recorded in these financial statements.

F.	In February 2017 the Company announced that the Israeli Securities Authority has begun a formal investigation into, amongst other matters, the Company’s public disclosures in connection with the Data Monitoring Committee (DMC) appointed in connection with the Company’s Phase III trial of KIT-302, the results of which were announced in December 2015, and what information regarding the DMC was disclosed publicly by Kitov. A DMC is generally an external independent group of experts who monitor patient safety and treatment efficacy data while a clinical trial is ongoing, and in the case of the KIT-302 Phase III clinical trial was established in order to analyze the preliminary results of the initial patient group enrolled in the clinical trial and determine the number of additional patients, if any, that Kitov might have needed to recruit in order to demonstrate statistical validity, and to meet the primary end point of the clinical trial.

In February 2017, four lawsuits and motions to approve the lawsuits as a class action lawsuit (each, a “Motion”), were filed against the Company and certain of its office holders at the Tel Aviv District Court (Economic Division), and served on the Company, with each Motion relating to the above noted formal investigation by the Israeli Securities Authority (ISA) into the Company’s public disclosures. The Motions were filed against the Company and various former and present officers of the Company, on behalf of shareholders of the Company who are requesting to act as representative of all shareholders of record during various periods of time from December 10, 2015 until February 6, 2017. The plaintiffs in the various Motions allege, among other things, that the Company included misleading information in its public filings, which caused the class for which the plaintiffs are seeking recognition an aggregate loss ranging between NIS 25,545,206 (approximately US$ 6,818,000) and NIS 36,525,592 (approximately US$ 9,748,000). The petitioners in one of the above noted Motions has motioned to the court to dismiss the other 3 Motions. The court has granted the petitioners in the other 3 Motions, as well as the Company and the other defendants, until March 28, 2017 to respond to this motion to dismiss the other 3 Motions.

On February 7, 2017, a holder the Company’s securities listed on the NASDAQ filed in the United States District Court (Southern District of New York), a federal securities class action against the Company, its CEO and CFO, seeking unspecified damages and relief in connection with, amongst other things, damages alleged to have occurred due to the purchasers of the Company’s securities in the Company’s initial public offering in the USA on November 20, 2015, as well as in open market purchases, as a result of the Company allegedly including misleading information in its public filings. This lawsuit was served on the Company’s agent for service in the USA on March 22, 2017. An initial pretrial conference has been scheduled by the court for March 30, 2017.

On February 10, 2017, a holder the Company’s securities listed on the NASDAQ filed in the Superior Court of the State of California, a securities class action against the Company, its CEO and CFO and the underwriters in the Company’s initial public offering in the USA on November 20, 2015, seeking unspecified damages and relief in connection with, amongst other things, damages alleged to have occurred due to the purchasers of the Company’s securities in such public offering as a result of the Company allegedly including misleading information in its public filings. This lawsuit was served on the Company’s agent for service in the USA on March 3, 2017. A case management conference has been scheduled by the court for June 9, 2017.

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Commitments and contingent liabilities (continued)

On March 20, 2017, a holder the Company’s securities listed on the NASDAQ filed in the Superior Court of the State of California, a securities class action against the Company, its CEO and CFO and the underwriters in the Company’s initial public offering in the USA on November 20, 2015, seeking unspecified damages and relief in connection with, amongst other things, damages alleged to have occurred due to the purchasers of the Company’s securities in such public offering as a result of the Company allegedly including misleading information in its public filings. This lawsuit has not yet been served on the Company’s agent for service in the USA. A case management conference has been scheduled by the court for July 26, 2017.

The Company’s management rejects the claims in all of the aforesaid Motions and class action lawsuits. At this preliminary stage the Company is unable, with any degree of certainty, to make any evaluations or any assessments with respect to the Motions’ and/or lawsuits in the U.S.A. and in Israel as to the probability of success or the scope of potential exposure, if any. Therefore, no provision for this matter was recorded in these financial statements.

Note 12 - Research and Development Expenses

Research and development expenses include consulting expenses for development of drug formulation and for non-clinical, clinical, regulatory and project management work required for the Company’s drug portfolio.

Note 13 - General and Administrative Expenses

	For the year ended December 31
	2016	2015	2014
	USD thousands
Employee and officer compensation including share-based payment, see also Note 9)	1,252	541	523
Professional consulting	1,143	728	532
Board member remuneration and insurance	155	67	54
Rent and office maintenance	94	95	52
Travel	99	13
Car expenses	42	27	-
Depreciation	2	1	-
Other	216	37	108

	3,003	1,509	1,269

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 14 - Other Expense

As part of the Acquisition, Haiku, a wholly owned company of the controlling shareholder at the time of the transaction, was eligible to receive, out of all funds raised by the Company in one or multiple transactions, an amount of up to NIS 2,500 thousand. Following the share issuance described in Note 8C1, an amount of NIS 2,500 thousand (USD 720 thousand) was paid to Haiku. This amount was recorded as other expenses in 2014.

Note 15 - Finance Expense (Income)

	For the year ended December 31
	2016	2015	2014
	USD thousands
Change in fair value of derivatives
Expenses *	5,160	-	-
Income	(141)	(94)	(274)
Net change in fair value of derivatives	5,019	(94)	(274)

*	This expense related to the fair value adjustments of the Series A warrants. The warrants include an anti-dilution provision whereby the exercise price of the Series A warrants are subject to “weighted average” ratchet anti-dilution provision, so that upon future issuance of the Company’s ADSs or an equivalent number of ordinary shares, subject to specified exceptions, at a price less than the exercise price then in effect, the exercise price will be reduced. The ratchet expired on November 25, 2016.

	For the year ended December 31
	2016	2015	2014
	USD thousands

Finance expense
Fees and interest expense	6	3	21
Loss from exchange rate differences, net	55	79	216
Credit allocation fee **	-	141	83
Warrant issuance costs	-	4	25
	61	227	345

**	In August 2015 the Company entered into loan agreements with several third parties (the “Lenders”) pursuant to which, they extended the Company loans of USD 430 thousand. The loans were repaid in November 2015 with an addition of credit allocation fees in the amount of $141 thousand.

	For the year ended December 31
	2016	2015	2014
	USD thousands
Finance income

Interest income from short term deposits	138	-	-

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income

A.	Corporate tax rate

The tax rate applicable to the Company for 2016 is 25%. The tax rate in 2017 is expected to be 24%.

B.	The Company and its subsidiary incurred losses in 2016, as well as carry-forward losses from previous years, which are not expected to be utilized in the foreseeable future. Therefore the Group companies did not record current taxes or deferred taxes.

The carry-forward loss for tax purposes for the Company and its subsidiary, and the unrecognized deferred taxes from research and development expenses, amounts to USD 13.2 million as of December 31, 2016 (2015 – USD 9 million, 2014 – USD 5 million).

C.	The Company’s 2012 tax assessment is deemed finalized, pursuant to section 145 of the Income Tax Ordinance. The subsidiary’s 2011 tax assessment is deemed finalized, pursuant to section 145 of the Income Tax Ordinance.

Note 17 - Employee benefits

A.	Employee benefits include post-employment benefits and short term benefits.

Post-employment benefits are part of key management compensation – see note 10 on related and interested parties. Balances include:

	December 31.
	2016	2015
	USD thousands	USD thousands

Short-term benefits	670	556
Post-employment benefits	256	185

B.	Post-employment benefit plans – defined contribution plan

The Company has a defined contribution plan in respect of the Company’s liability in respect of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

	Year ended December 31
	2016	2015	2014
	USD thousands	USD thousands	USD thousands

Amount recognized as general and administrative expense in respect of defined contribution plan	39	25	3

Kitov Pharmaceuticals Holdings Ltd.

Notes to the Consolidated Financial Statements

Note 18 - Financial Instruments

Cash and cash equivalents and short term deposits

The Group held cash and cash equivalents and short term deposits of USD 14,657 thousand at December 31, 2016 (2015 – USD 10,558). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short term deposits, mainly in USD, bear fixed interest ranging between 1.58% - 2.7%.

The carrying amount of cash and cash equivalents and short term deposits approximate their fair value.

Note 19 - Subsequent Events

On January 12, 2017 the Company acquired a controlling equity stake in TyrNovo Ltd. from its majority shareholder, for consideration of USD 2 million in cash and 11,292,508 ordinary shares of Kitov, equivalent to USD 1.8 million based on the closing price of the Company’s shares on the TASE on January 11, 2017.

TyrNovo, a privately held developer of novel small molecules in the immuno-oncology therapeutic field, is developing NT219, a small molecule that has demonstrated the potential to overcome resistance to multiple anti-cancer drugs. It presents a new concept in cancer therapy by promoting the degradation signal proteins, Insulin Receptor Substrates (IRS) 1 and 2 as well as the inhibition of signal transducer and activator of transcription 3 (STAT3), extensively blocking major oncogenic pathways, which are highly involved in anti-cancer drug resistance.

On February 9, 2017, the Company, TyrNovo and Taoz entered into a settlement arrangement in response to a motion filed on January 19, 2017 by Taoz - Company for Management and Holdings of Companies Ltd., a shareholder owning approximately 3% of TyrNovo. Among other terms, these agreements include an undertaking by the Company to finance any future working capital requirement of TyrNovo, up to an amount of USD 1 million, provided by way of Convertible Loan. As of March 20, 2017 the Company had placed loans of USD 750,000.

