Form 20-F
period 2017-12-31
Kitov Pharma Ltd.
filed 2018-03-05
CIK 1614744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number 001-37643

Kitov Pharma Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

One Azrieli Center, Round Tower 132 Menachem Begin Road, Tel Aviv, 6701101, Israel
(Address of principal executive offices)

Simcha Rock, Chief Financial Officer
One Azrieli Center, Round Tower 132 Menachem Begin Road, Tel Aviv, 6701101, Israel
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 224,442,649 Ordinary Shares, no par value (including 21 shares held in treasury)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐    Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐    No ☐

Unless the context otherwise indicates or requires, all references to:

●	the terms “Registrant,” “Company,” “Group”, “we,” “us,” “our,” and similar designations refer to Kitov Pharma Ltd., together with its wholly-owned subsidiary, Kitov Pharmaceuticals, and its majority owned subsidiary, TyrNovo, except where otherwise stated or where it is clear that the terms mean only Kitov Pharma Ltd. exclusive of its subsidiaries,

●	“Kitov” refers to the Registrant, together with its wholly-owned subsidiary, Kitov Pharmaceuticals, until completion of the merger between the Registrant and Kitov Pharmaceuticals in December 2017, pursuant to which Kitov Pharmaceuticals merged with and into the Registrant and was dissolved,

●	“Kitov Pharma”, refers to the Registrant, exclusive of its subsidiaries,

●	“Kitov Pharmaceuticals” refers to Kitov Pharmaceuticals Ltd., the wholly owned subsidiary of the Registrant until completion of the merger with the Registrant in December 2017, pursuant to which Kitov Pharmaceuticals merged with and into the Registrant and was dissolved,

●	“TyrNovo” refers to TyrNovo Ltd., the majority owned subsidiary of the Registrant,

●	the terms “shekels”, “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel,

●	the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States of America,

●	the terms “Euro” or “€” refer to the Euro, the lawful currency of the European Union member states,

●	“ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, no par value per share,

●	“ADS” refer to the Registrant’s American Depositary Shares,

●	“public warrants” or “Series A warrants” refer to the Registrant’s warrants listed on the NASDAQ Capital Market under the symbol KTOVW,

●	the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended,

●	the “SEC” are to the United States Securities and Exchange Commission,

●	“NASDAQ” are to the NASDAQ Capital Market except where otherwise stated or where it is clear that the terms mean any of the NASDAQ exchanges, and

●	the “TASE” are to the Tel Aviv Stock Exchange.

Glossary of Industry Terms

Additionally, for convenience, the following terms used in this Annual Report on Form 20-F are defined as follows:

“CMC”	Chemistry Manufacturing and Controls – The methods by which a drug substance and product are synthesized, purified, assayed, and packaged.
“cGMP”	Current Good Manufacturing Practice - minimum requirements of the FDA and other regulatory authorities for the methods, facilities, and controls used in the manufacturing, processing, and packing of a drug product that is intended for human use to ensure that the product is safe for use and has the ingredients and strength that it claims to have.
“Clinical”	Pertaining to human studies.
“Drug Product”	For the purposes of this disclosure – a drug product that has been approved by the FDA for marketing and sales within the United States.
“EGFR”	Epidermal growth factor receptor (EGFR; ErbB-1; HER1 in humans) is a transmembrane protein that is a receptor for members of the epidermal growth factor family (EGF family) of extracellular protein ligands.
“FDA”	United States Food and Drug Administration.
“Formulation”	All the active and inactive materials contained in a final medical product.
“Generic Product”	A product developed by others than the original innovator, yet contains the same active substance as the original product both qualitatively and quantitatively. Limits of the difference from the original product within which the product may be recognized by the regulations as generic are determined separately for each product by the related regulatory authorities during the approval process. Regulatory recognition of a product as a generic product is performed through the majority of approval procedures adapted to this type of product, which differ from the approval procedures applied to a new chemical entity (NCE).
“IND”	Investigational New Drug (Application) – an application to test an experimental drug in human beings and that requires clearance by the FDA for clinical trials to be initiated.
“MAPK”	A mitogen-activated protein kinase (MAPK or MAP kinase) is a type of protein kinase that is specific to the amino acids serine, threonine, and tyrosine.
“mTOR”	A class of drugs that inhibit the mechanistic target of rapamycin (mTOR), which is a serine/threonine-specific protein kinase that belongs to the family of phosphatidylinositol- 3 kinase.
“NCE”	New Chemical Entity - a drug that contains no active moiety that has been approved by the FDA in any other application submitted under section 505(b) of the Federal Food, Drug, and Cosmetic Act.
“NDA”	New Drug Application - an application submitted to the FDA to approve marketing a new drug.
“PDX”	An animal model in which patient-derived tumor tissue at low passage are implanted in animals, used to conserve original tumor characteristics and to provide relevant predictive insights into clinical outcomes when evaluating new cancer therapies.
“Preclinical”	Drug development studies performed outside of a living organism or cell, using living cells, or appropriate animal models. The studies begin before trials in humans and assess safety, toxicity, and efficacy. Since drug development is dynamic, Preclinical studies are performed throughout the drug development lifecycle.
“Pharmacokinetics” “PK”	The study of the absorption, distribution, metabolism and excretion of a drug from the body; the pharmacokinetic indices provide, among other things, information on the extent and time of the patient’s exposure to the material. It is the study of how the body affects the drug.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, as well as the extent and number of additional studies that we may be required to conduct;

●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	a delay or rejection of an NDA for one or more of our therapeutic candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate including the impact of any change in regulation and legislation that could affect the pharmaceutical industry, and the difficulty of predicting actions of the FDA or any other applicable regulator of pharmaceutical products;

●	the research, manufacturing, preclinical and clinical development, commercialization, and market acceptance of our therapeutic candidates;

●	our ability to successfully acquire, develop or commercialize our pharmaceutical products;

●	our ability to establish and maintain corporate collaborations;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business and therapeutic candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, future revenues capital requirements and our needs for additional financing;

●	the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading and price of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products;

●	the impact of competitive companies, technologies and our industry; and

●	the impact of the political and security situation in Israel, the U.S. and other countries we may obtain approvals for our products on our business.

You should review carefully the risks and uncertainties described under the heading “Item 3. Key Information – D. Risk Factors” in this Annual Report on Form 20-F for a discussion of these and other risks that relate to our business and investing in Kitov Pharma’s ADSs and public warrants. The forward-looking statements contained in this Annual Report on Form 20-F are expressly qualified in their entirety by this cautionary statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable

B.	Advisors

Not applicable

C.	Auditors

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial data for the periods ended and as of the dates indicated. The following selected historical consolidated financial data should be read in conjunction with “Item 5. Operational and Financial Review and Prospects” and other information provided elsewhere in this Annual Report on Form 20-F and our consolidated financial statements and related notes. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

The selected consolidated statements of operations for the three years ended December 31, 2017, 2016, and 2015, and our selected consolidated statements of financial position as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013, have been derived from Kitov’s audited consolidated financial statements not included in this Annual Report on Form 20-F. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with the section of this Annual Report on Form 20-F entitled “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(U.S. Dollars in thousands, except per share and weighted average shares data)
Statement of Operations:
Research and development expenses	4,640	4,180	2,560	3,192	109
General and administrative expenses	6,392	3,003	1,509	1,269	1,061
Stock exchange listing expense	-	-	-	-	1,383
Other expenses	1,029	-	-	720	-

Operating loss	12,061	7,183	4,069	5,181	2,553
Financing expense, net	947	4,942	133	71	75
Loss for the year	13,008	12,125	4,202	5,252	2,628
Loss attributable to:
Owners of the Company	12,272	12,125	4,202	5,252	2,628
Non - Controlling interests	736

Loss per ordinary share:(1)
Basic and diluted	(0.07)	(0.11)	(0.22)	*(1.17)	*(1.60)

Weighted average number of ordinary shares used in computing basic and diluted loss per share (in thousands):	189,139	115,115	19,250	*4,482	*1,641

(1)	Basic loss per ordinary share is calculated by dividing the loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. There are no differences between basic and diluted loss per ordinary share since there are no dilutive potential ordinary shares.

* Unless otherwise indicated, all information contained in this Annual Report on Form 20-F gives retrospective effect to a consolidation of Kitov Pharma’s share capital at a ratio of 1:13, which was effected on November 30, 2014, or the Consolidation, so that: (A) each 13 ordinary shares of Kitov Pharma were consolidated into one ordinary share of Kitov Pharma; and (B) each of Kitov Pharma’s options (tradable and non-tradable) outstanding immediately prior to the consolidation of the share capital was adjusted by multiplying the number of ordinary shares into which such option was exercisable by 1/13 (rounded to 0.07692).

	As of December 31,
	2017	2016	2015	2014	2013
	(U.S. Dollars, in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	3,947	6,758	10,558	1,313	193
Working capital (*)	3,195	13,625	9,606	773	(946)
Total assets	14,183	14,914	10,812	1,759	311
Total liabilities	(5,590)	(1,529)	(1,383)	(986)	1,257
Accumulated loss	(38,567)	(26,200)	(14,054)	(9,852)	(4,600)
Total equity (deficit)	8,593	13,385	9,429	773	(946)

(*) Working capital is defined as current assets less current liabilities

On July 11, 2013, Kitov Pharma, (then known as Mainrom Line Logistics Ltd., a public shell company listed on the TASE with no assets, debt and/or liabilities) acquired the issued and outstanding shares of Kitov Pharmaceuticals. As part of the acquisition, Mainrom Line Logistics Ltd. changed its name to Kitov Pharmaceuticals Holdings Ltd. The acquisition was accounted for under IFRS as issued by the IASB, as a reverse merger, and therefore the consolidated financial statements of Kitov Pharma presented in this Annual Report on Form 20-F include the financial results of Kitov Pharmaceuticals for the five years ended December 31, 2017, 2016, 2015, 2014, and 2013 and of Kitov Pharma for the period from July 11, 2013 to December 31, 2017. In January 2018, Kitov Pharmaceuticals Holdings Ltd. was re-named Kitov Pharma Ltd.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report on Form 20-F, including our consolidated financial statements and the related notes beginning on page F-1, which could materially affect our business, financial condition and future results. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of Kitov Pharma’s ordinary shares, American Depositary Shares and public warrants could decline.

Risks Related to Our Financial Condition and Capital Requirements

We are a development stage biopharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a development stage biopharmaceutical company, and we are focused on the development of innovative pharmaceutical products. Our current therapeutic candidates are in the preclinical and clinical development stages, and have not been approved for marketing and are not being sold, marketed or commercialized. Our therapeutic candidates may require additional preclinical and/or clinical trials or other testing before we can obtain regulatory approval, if we are able to obtain regulatory approval at all. We must have regulatory approval for each product that we develop before we can sell such product. We have incurred losses from commencement of our pharmaceutical research and development activities through December 31, 2017 of approximately $38.6 million as a result of research and development activities, clinical trial related activities, investment/acquisition activities, listing for trading and fund raising related activities, general administrative and other expenses. We may incur significant additional losses as we continue to focus our resources on advancing our therapeutic candidates, including those we may acquire. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop our therapeutic candidates and obtain the required regulatory approvals in various territories and then commercialize our therapeutic candidates. We may be unable to achieve any or all of these goals with regard to our therapeutic candidates. As a result, we may never be profitable or achieve significant or sustained revenues.

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

To date, we have not marketed, distributed or sold any therapeutic candidate or other product. We have entered into only one out-licensing agreement for marketing, manufacturing and distribution of our Consensi™ therapeutic candidate (previously known as KIT-302) in South Korea, which is dependent upon achieving regulatory clearance for the therapeutic candidate in South Korea. Our therapeutic candidates are subject to extensive governmental laws, regulations and guidelines relating to development, preclinical and clinical trials, manufacturing and commercialization of drugs. We may not be able to obtain regulatory approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory approvals will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to limitations on the indicated uses for marketing the therapeutic candidate or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We also are, and will be, subject to numerous regulatory requirements from both the FDA and foreign state agencies that govern the conduct of preclinical and clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, approval by one regulatory authority does not ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing requirements for our therapeutic candidates than other jurisdictions. For example, even if the FDA grants its approval to market Consensi™ for certain indications of use, the South Korean regulatory authorities may impose additional requirements or place other limitations on the indications for use in South Korea, before our licensee and distributor in South Korea may commence manufacturing and selling Consensi™. Additionally, the FDA or other foreign regulatory bodies may change their approval policies or adopt new laws, regulations or guidelines in a manner that delays or impairs our ability to obtain the necessary regulatory approvals to commercialize our therapeutic candidates.

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

In connection with the CMC, preclinical and clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks, including but not limited to:

●	delays in manufacturing the drug substance and drug product for preclinical and clinical trials;

●	delays in manufacturing the drug substance and drug product following NDA approval, if we receive such approval at all;

●	delays in securing clinical investigators or trial sites for clinical trials that must be completed for us to obtain any approval that we seek;

●	delays in receiving import or other government approvals to ensure appropriate drug supply;

●	delays in obtaining institutional review board (human ethics committee) and other regulatory approvals to commence a clinical trial;

●	negative or inconclusive results from clinical trials;

●	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies and may not approve initiation of certain clinical trials;

●	an inability to monitor patients adequately during or after treatment;

●	problems with investigator or patient compliance with the trial protocols;

●	a therapeutic candidate may not prove safe or efficacious;

●	there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;

●	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

●	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;

●	the results will leave only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

●	the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates; and

●	changes to the current regulatory requirements related to clinical trials which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory approvals.

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

Our drug development programs and the potential commercialization of our therapeutic candidates will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of our therapeutic candidates, in some or all jurisdictions. While we have entered into an out-licensing agreement for marketing, manufacturing and distribution of our Consensi™ therapeutic candidate in South Korea, we may not be successful in collaborations with other third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into or maintain development or commercialization agreements with respect to the development, marketing and commercialization of any therapeutic candidate or failure to develop, market and commercialize such therapeutic candidate independently will have an adverse effect on our business, financial condition and results of operation.

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

If any of these or other scenarios materialize, they could have an adverse effect on our business, financial condition or results of operations.

Our current business model is based largely upon the combination of drugs that have not been previously combined, as well as on new chemical entities (NCEs) that have not yet been administered to humans. Unexpected difficulties or delays in successfully developing or marketing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations.

We are currently focused on the combination of drugs that have not been previously combined as well as on new chemical entities that have not yet been administered to humans. Since Consensi™ has APIs that have not previously been combined into one FDA-approved drug product or used at all in a clinical setting outside the scope of a clinical trial, and TyrNovo’s chemical entity NT219 has never been used in a clinical setting, we cannot be certain whether Consensi™ and/or NT219 will be safe and efficacious. In addition, we cannot be certain that the market will consider our Consensi™ combination therapeutic candidate, TyrNovo’s chemical entity NT219, or any other therapeutic candidate that we may develop or acquire in the future to be superior to the current gold standard of care or to treatment with the separate drug components. Any delays in perfecting the combination, the production of the combination, or in market acceptance of the combination or new chemical entities could have an adverse effect on our business, financial condition and results of operations.

In addition, as part of our strategy for growth, we may consider the acquisition of therapeutic candidates at various stages of development and in a variety of therapeutic areas. For example, on January 13, 2017, we announced that we had acquired a controlling interest in TyrNovo Ltd., a privately held Israeli developer of small molecules in the oncology therapeutic field. TyrNovo’s NT219 therapeutic candidate is intended to work by overcoming tumors’ cancer drug resistance and is expected to be developed to be used in combination with cancer drugs that are already approved and marketed. For more information see Item 4.B – Business Overview – NT219. We may also consider the acquisition or marketing rights of approved drug products as well. However, we may not be able to identify additional suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully. In this regard, acquisitions involve numerous risks, including difficulties in the integration of the acquired therapeutic candidates and the diversion of management’s attention from other business concerns. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to conduct our CMC, preclinical and clinical trials, and those third parties may not perform satisfactorily, including, but not limited to, failing to meet established deadlines for the completion of such clinical trials.

We do not have the ability independently to conduct CMC, preclinical or clinical trials for our product candidates, and we rely on third parties, such as contract manufacturing organizations, contract research organizations, medical institutions, contract laboratories, current and potential development or commercialization partners, clinical investigators and independent study monitors, to perform these functions. Our reliance on these third parties for development activities reduces our control over these activities. For example, on March 28, 2017, we announced that due to a delay in the provision of technical documentation from an external service provider, the Company’s New Drug Application for Consensi™ for the FDA was expected to be submitted to the FDA later than initially anticipated by the Company. Similarly, the clinical study report for our Phase III/IV renal function clinical trial was initially prepared by third parties in a manner our management determined was not adequate for submission to the FDA. As a result, we intend to correct certain portions of the Phase III/IV renal function clinical study report, and we now expect to submit the report to the FDA within six to eight weeks of this Annual Report on Form 20-F, later than we initially anticipated.

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

We may not be able to maintain our existing or future third party manufacturing arrangements on acceptable terms, if at all. If for some reason our existing or future manufacturers do not perform as agreed or expected, or our existing or future manufacturers otherwise terminate their arrangements with us, we may be required to replace them. Although we are not completely dependent upon our existing manufacturing agreements since we could replace them with other third party manufacturers, we may incur added costs and delays in identifying, engaging, qualifying and training any such replacements.

We rely on third party contract vendors to manufacture and supply us with active pharmaceutical ingredients, or “APIs”, compliant with the International Conference of Harmonization Q7 guidance and applicable law, in the quantities we require on a timely basis.

We currently do not manufacture any API ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs that are used to formulate our therapeutic candidates. While there are many potential API manufacturers and suppliers in the market, if these manufacturers or suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, we could experience delays in conducting additional clinical trials of our therapeutic candidates and incur additional costs.

While there may be several alternative manufacturers or suppliers of API in the market, we have not conducted extensive audits and investigations into the quality or availability of their APIs. In addition, we may acquire therapeutic candidates which already have long term commitments to a specific API supplier. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. Changing API manufacturers or suppliers or finding and qualifying new API manufacturers or suppliers can be costly and take a significant amount of time. Many APIs require significant lead time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next.

If we are not able to find stable, reliable manufacturers or suppliers of our APIs, we may not be able to produce enough supplies of our therapeutic candidates, which could affect our business, financial condition and results of operation.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and other regulatory agencies for any of our therapeutic candidates.

To date, our therapeutic candidates have been manufactured in relatively small quantities by third-party manufacturers.

To date, our third-party manufacturers have manufactured sufficient quantities of Consensi™ for formulation development, PK studies, clinical trials, and the required large scale production in support of our NDA package that we submitted to the FDA for the purposes of approving Consensi™ for marketing and commercial sale in the United States. We are also in discussions with third-party manufacturers for the manufacture of cGMP-grade NT219. If the FDA or other regulatory agencies approve for marketing and commercial sale, Consensi™ and/or any other therapeutic candidate that we may develop or acquire in the future, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of our approved therapeutic candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any of our therapeutic candidates that may be approved in the future in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If they are unable to successfully increase the manufacturing capacity for Consensi™ or any therapeutic candidate that we may develop or acquire in the future, or we are unable to establish alternative manufacturing capabilities, the commercial launch of any therapeutic candidates that are approved in the future may be delayed or there may be a shortage in supply.

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

As we develop our therapeutic candidates or commercialize our products that may be approved in the future, we may also periodically discuss with the FDA and other regulatory authorities certain clinical, regulatory and manufacturing matters and, our views may, at times, differ from those of the FDA and other regulatory authorities. For example, the FDA may seek to regulate our combination therapeutic candidates, like Consensi™, or any product we may sell or market that consist of two or more active ingredients as combination drugs under its Combination Drug Policy. The Combination Drug Policy requires that we demonstrate that each active ingredient in a drug product contributes to the product’s claimed effect. If the FDA raises questions regarding whether available data and information provided to the FDA demonstrate the contribution of each active ingredient in such combination drug products, we may be required to provide additional data, which may require us to conduct additional preclinical studies or clinical trials. If we are required to conduct additional clinical trials or other testing of our therapeutic candidates or drug products that may be approved in the future, we may face substantial additional expenses, be delayed in obtaining marketing approval or may never obtain marketing approval for such therapeutic candidate or drug products we may sell or market.

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

Modifications to our therapeutic candidates, after they have been approved for marketing, if at all, or to any other therapeutic candidate that we may develop or acquire in the future, may require new regulatory clearance or approvals, and, if necessitated by a problem with a marketed product, may result in the recall or suspension of marketing of the previously approved and marketed product until clearances or approvals of the modified product are obtained. The FDA and other foreign regulatory authorities require manufacturers of approved drugs to make and document a determination of whether or not a modification requires a new approval, supplemental application or clearance. A manufacturer may determine in conformity with applicable laws, regulations and guidelines that a modification may be implemented without pre-clearance by the FDA or other foreign regulatory authorities; however, the FDA or other foreign regulatory authorities may disagree with the manufacturer’s decision. The FDA or other foreign regulatory authorities may also on their own initiative determine that a new clearance or approval is required. If the FDA or other foreign regulatory authorities require new clearances or approvals of any drug product for which we or our current or potential development and commercialization partners previously received marketing approval, we or our current or potential development and commercialization partners may be required to recall such drug product and to stop marketing the drug product as modified, which could require us or our current or potential development and commercialization partners to redesign the therapeutic candidate and cause a material adverse effect on our business, financial condition and results of operations.

While we have negotiated a special protocol assessment, or SPA, agreement with the FDA relating to the Phase III clinical trial protocol for Consensi™, and the FDA has filed our New Drug Application (NDA) for Consensi™, this agreement and the filing of the NDA by the FDA do not guarantee approval of Consensi™ or any other particular outcome from the final regulatory review of the study or the therapeutic candidate.

We have reached an agreement with the FDA to conduct the Phase III clinical trial for Consensi™ pursuant to an SPA agreement. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase III trials that are intended to form the primary basis for determining a therapeutic candidate’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial design and data analysis plans, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the therapeutic candidate with respect to its effectiveness and safety against the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA agreement must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA. Nevertheless, an SPA agreement does not guarantee approval of a therapeutic candidate, and approval will require that the data will convince the FDA of the safety, efficacy and need for the therapeutic candidate for each of its intended use(s). Even if the FDA agrees to the design, execution and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts. In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement. A revocation or alteration in our existing SPA agreement could significantly delay or prevent approval of our application.

Our SPA agreement with the FDA does not ensure that Consensi™ will receive marketing approval or that the approval process will be faster than conventional regulatory procedures. Further, we cannot make assurances that the reported results of our Phase III clinical trial of Consensi™, and the filing by the FDA of the NDA submission for Consensi™ with a PDUFA date set by the FDA for May 31, 2018, will result in any FDA approval for Consensi™. We also cannot make assurances that the uncertainty surrounding an investigation by the Israeli Securities Authority into our historical public disclosures concerning certain aspects of our Phase III clinical trial of Consensi™ will not have an impact on the FDA approval process for Consensi™, nor what such an impact might be. See “Item 8 – Financial Information – Legal Proceedings”. Further, our recently completed Phase III/IV renal function clinical trial (See Item 4. Information on the Company – A. History and Development of the Company – Recent Developments – Phase III/IV Renal Function Clinical Trial), whose primary efficacy endpoint is comparable to that of our Phase III Clinical Trial, may have an impact on the FDA approval process for Consensi™.

During the NDA review period, as is common for NDA reviews, we have been responding to FDA information requests on an ongoing basis. In light of such information requests, we also cannot make assurances that the FDA will not require us to submit additional data, or complete additional studies in connection with Consensi™, prior to considering the issuance of marketing approval for Consensi™. For example, as part of the NDA review process the FDA has asked us to provide additional data in connection with the chemistry of the over-encapsulation of the pills given to the patients in the Phase III clinical trial.

Such requests and other possible requests for additional data or studies, as well as the possibility that the FDA may consider the submission of the Phase III/IV renal clinical study report to be a major amendment to the NDA which would allow the FDA to extend the PDUFA date by up to 90 days, may delay the FDA approval of our NDA, and otherwise impact the NDA submission for Consensi™ in a manner not currently known to us.

In addition, although our Phase III/IV renal function clinical trial was not required as part of the initial Consensi™ NDA submission to the FDA, we delivered the initial study results data to the FDA shortly following completion of the study, and we expect to submit the completed Phase III/IV renal function clinical study report to FDA within six to eight weeks of this Annual Report on Form 20-F, later than we initially anticipated. The FDA has indicated to us that a submission of this report at such time could possibly result in the extension of the PDUFA date by up to an additional 90 days, but have not definitely indicated that they would extend the PDUFA date.

We believe that our Phase III clinical trial has been completed in accordance with the SPA agreement and that the data generated met the endpoints that have been agreed in the SPA agreement to represent adequate evidence of effectiveness, and we believe that our Phase III/IV renal function clinical trial for Consensi™ produced results that are consistent with those of our Phase III clinical trial. We also believe that the submission of the Phase III/IV renal function clinical study report to the FDA has the potential to strengthen the drug’s labeling and support future marketing of Consensi™, and that the potential labeling and marketing benefits that could be derived from submission of the Phase III/IV renal function clinical study report to the FDA are substantially more important to Consensi™’s commercial prospects than a possible short-term delay in obtaining marketing approval. We also believe that the investigation by the Israeli Securities Authority will not have any material impact on the FDA approval process, and we believe that we will be able to respond timely to all requests of the FDA for additional data or complete any requested additional studies in a timely manner. However, if the FDA revokes or alters its agreement under the SPA agreement, or if the FDA interprets the data collected from the clinical trials differently than we do, or if the FDA considers the submission of the Phase III/IV renal clinical study report a material amendment to the NDA, or otherwise considers the submission in six to eight weeks of this Annual Report insufficient time for them to review the submission prior to the current PDUFA date, or if the FDA requests additional data or studies which take longer than expected or produce unfavorable results, or if the Israeli Securities Authority investigation negatively impacts the NDA review process or causes questions to be raised about the validity of the data collected from the Phase III clinical trial, the FDA may extend the PDUFA date and thus delay the approval of our NDA, or may not deem the data sufficient to support an application for regulatory approval, or may not grant us the labeling which would indicate an expanded patient target market for Consensi™, any of which results could materially adversely affect our business, financial condition and results of operations.

We depend on our ability to identify and acquire or in-license therapeutic candidates to achieve commercial success.

Kitov Pharma’s therapeutic candidate, and our subsidiary which owns the rights to therapeutic candidates, were all acquired by us from third parties. We evaluate internally and with external consultants each potential therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently select therapeutic candidates that have the highest likelihood to achieve commercial success.

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

In addition, Yissum is responsible under the license agreement for the filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If Yissum does not meet its obligations in a timely manner or if other events occur that are not within Yissum’s control, which impact Yissum’s ability to prosecute certain patent applications and maintain certain issued patents licensed to us, our success of developing and commercializing the NT219 therapeutic candidate, could be jeopardized, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, Yissum may decide to discontinue maintaining certain patents in certain territories for various reasons, such as a current belief that the commercial market for the therapeutic candidate will not be large or that there is a near-term patent expiration that may reduce the value of the therapeutic candidate. In the event Yissum discontinues maintaining such patents, we may not be able to enforce rights for our therapeutic candidates or protect our therapeutic candidates from competition in those territories.

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

Uncertain geopolitical conditions in the Korean peninsula could have a material adverse effect on the marketing, manufacture and distribution of Consensi™ in South Korea.

Upon achieving regulatory clearance for Consensi™ in South Korea, we will rely on Kuhnil Pharmaceutical Co., Ltd. (“Kuhnil”) for the marketing, manufacture and distribution of Consensi™ in South Korea. Accordingly, geopolitical and military conditions in South Korea and the surrounding region may directly affect our ability to effectively commercialize Consensi™ in South Korea. In recent months, there have been heightened security concerns regarding North Korea’s nuclear weapons and long-range ballistic missile programs. This has resulted in increased uncertainty regarding both North Korea’s actions and those of the United States. If one of the parties takes aggressive action, including acts of war, our promotion of Consensi™ may be adversely affected.

Our subsidiary, TyrNovo, has received and may continue to receive Israeli governmental grants to assist in the funding of its research and development activities. If TyrNovo loses funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects and implementing technological improvements, which would harm our operating results and may restrict the activities of our subsidiary, TyrNovo. We may encounter difficulties in securing a commercialization partner for TyrNovo’s therapeutic candidates as the grants received from the Israeli government need to be repaid as royalties from future revenue from the sale of products (and related services) developed (in whole or in part) as a result of such grants.

Our subsidiary, TyrNovo, has obligations to the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) with respect to grants it received from the IIA connection with TyrNovo’s technology, in an aggregate amount of approximately NIS 5.5 million. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or the Innovation Law, the IIA’s rules and guidelines and the terms of these grants.

In general, the recipients of grants, or Recipient Company(ies), are obligated to pay the IIA royalties from the revenues generated from the sale of products (and related services) developed (in whole or in part) as a result of, a research and development program funded by the IIA at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of 3% to 6% on sales of products or services developed under the approved programs, depending on the type of the Recipient Company, up to the aggregate amount of the total grants received by the IIA, plus annual interest (as determined in the IIA’s rules and guidelines).

The technologies licensed to TyrNovo by Yissum were developed, at least in part, with funds from IIA grants, and accordingly is obligated to pay royalties on sales of any of its IIA funded products and related services. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology and know-how funded via IIA programs and this may lead to additional royalties being payable on additional products. As of December 31, 2017, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.6 million), and as of such date TyrNovo had not paid any royalties to the IIA. We may encounter difficulties in securing a commercialization partner for TyrNovo’s therapeutic candidates due to the requirement to pay royalties to the IIA.

Following the full payment of such royalties and interest, there is generally no further liability for royalty payments; however, other restrictions under the Innovation Law continue to apply. These are generally described in the risk factor below under “The IIA grants which TyrNovo’s technology has received for research and development expenditures restrict its ability to manufacture products and transfer (including by way of license for R&D purposes) know-how outside of Israel and require it to satisfy specified conditions. In addition, we may encounter difficulties partnering TyrNovo’s therapeutic candidates with entities outside of Israel due to certain restrictions regarding manufacturing and transferring of know-how (including by a way of license for R&D purposes) outside of Israel imposed due to the receipt of the IIA grants.”

The IIA grants which TyrNovo’s technology has received for research and development expenditures restrict its ability to manufacture products and transfer (including by way of license for R&D purposes) know-how outside of Israel and require it to satisfy specified conditions. In addition, we may encounter difficulties partnering TyrNovo’s therapeutic candidates with entities outside of Israel due to certain restrictions regarding manufacturing and transferring of know-how (including by a way of license for R&D purposes) outside of Israel imposed due to the receipt of the IIA grants.

The research and development efforts underlying TyrNovo’s technology have been financed, in part, through the grants received from the IIA. TyrNovo, therefore, must comply with the requirements of the Innovation Law and the IIA’s rules and guidelines.

Under the IIA’s rules and guidelines, TyrNovo is generally prohibited from manufacturing products developed using the IIA funding outside of the State of Israel without the prior approval of the IIA and subject to payment of increased royalties, as further described in Item 4.B – Business Overview – Government Regulations and Funding. TyrNovo may not receive the required approvals for any proposed transfer of manufacturing activities. This restriction may impair TyrNovo’s ability to outsource manufacturing rights abroad.

Additionally, under the IIA’s rules and guidelines, TyrNovo is prohibited from transferring the IIA-funded know-how and related intellectual property rights outside of the State of Israel, except under limited circumstances and only with the prior approval of the IIA. TyrNovo may not receive the required approvals for any proposed transfer, and even if received, TyrNovo may be required to pay the IIA a redemption fee, which may result in significant amounts, in accordance with the formulas stipulated under the IIA’s rules and guidelines, while such fee will not exceed 600% of the grant amounts plus interest.

Approval of the transfer of know-how to an Israeli company is required, and may be granted if the recipient assumes all of our responsibilities towards the IIA including the restrictions on the transfer of know-how and the manufacturing rights outside of Israel and the obligation to pay royalties, and, although such transfer will not be subject to the payment of a redemption fee, there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation. No assurance can be given that approval to any such transfer, if requested, will be granted.

These restrictions may impair our ability to perform or outsource manufacturing outside of Israel, or otherwise transfer or sell TyrNovo’s IIA funded know-how outside of Israel. It may also require TyrNovo to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. Furthermore, the consideration available to TyrNovo’s and/or our shareholders in a transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that TyrNovo is required to pay to the IIA. If TyrNovo fails to comply with the requirements of the Innovation Law and the IIA’s rules and guidelines, TyrNovo may be required to return certain grants previously received along with interest and penalties, and may become subject to criminal proceedings.

In August 2015, an amendment to the Innovation Law, or Amendment No. 7, was enacted and which came into effect on January 1, 2016. Pursuant to Amendment No. 7, the IIA became responsible for the activity which was previously under the OCS’s responsibility. The IIA is authorized to amend the requirements and restrictions which were specified in the Innovation Law before Amendment No. 7 became effective, inter alia, with respect to ownership obligations of IIA funded know-how (including with respect to restrictions on transfer of IIA funded know-how and manufacturing activities outside of Israel), as well as royalty obligations which apply to companies that received grants from the IIA. In addition, the IIA has recently published new rules and guidelines for the granting of licenses to use know-how developed as a result of research financed by the IIA to foreign entities. According to such rules, we will be required to receive the IIA’s prior approval for the grant of such use rights, and we will be required to pay the IIA certain amount in accordance with the formula stipulated under these rules and guidelines. Although the rules which were published by the IIA as of the date of this Form 20-F, generally adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of Amendment No. 7, as of the date of this Form 20-F, we are unable to assess the effect on our business of any future rules which may be published by the IIA.

Risks Related to Our Industry

Even if our therapeutic candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

Even if Consensi™, NT219, and/or any other therapeutic candidate that we may develop in the future, are approved for commercialization, they may not be commercially viable products. For example, if we or our potential commercialization partners receive regulatory approval to market a therapeutic candidate, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the therapeutic candidate. In addition, a new therapeutic candidate may appear promising at an early stage of development or after preclinical and/or clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including:

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

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed by others may render our therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different platform or means of treating the same indications as Consensi™, NT219, or other therapeutic candidates that we may develop in the future. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

For example, since 2010, the opioid epidemic in the United States has increasingly been recognized as a major cause of death. The CDC estimates that from 2010 to 2016 over 600,000 Americans died from opioid overdoses. As a result, individuals, corporations, and the FDA have increasingly sought to decrease the over utilization of opioids. One method for decreasing the use of opioids is to increase the use of other analgesics. We believe that ConsensiTM could potentially replace opioids for many types of chronic pain. However, it is possible that new drugs and new treatments that have been developed or that are in the process of being developed by others in order to reduce the use of opiods may render ConsensiTM noncompetitive in this market.

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

It has been reported the generic drug prices have fallen since 2010. As a result, profits of generic drug companies, such as Teva Pharmaceuticals (NYSE:TEVA; TASE:TEVA), have been falling over time. With the decrease in profits, the stock prices of publicly traded generic companies have often fallen in tandem. It is unclear to us how long this trend will continue, nor what effect this might have on the marketing of ConsensiTM which, while patented, is comprised of two separate generic drug components.

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

Further, the Centers for Medicare and Medicaid Services (CMS) frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both the CMS and other third-party payers may have sufficient market power to demand significant price reductions. Price reductions or other significant coverage policies or payment limitations could materially and adversely affect our business, financial condition and results of operations.

Legislative or regulatory reform of the healthcare system in the United States may harm our future business.

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) and on March 30, 2010, the President signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, and conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients and other healthcare policy reforms. Through the law making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the United States, including changes made in order to extend medical benefits to tens of millions of Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation has been one of the most comprehensive and significant reforms ever experienced by the United States in the healthcare industry, and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the United States government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our therapeutic candidates being chosen less frequently or the pricing being substantially lowered. Some of the provisions of the Healthcare Reform Law have not yet been fully implemented and regulatory guidance continues to be issued.  At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

These structural changes could entail further modifications to the existing system of private payors and government programs (such as Medicare, Medicaid and the State Children’s Health Insurance Program), creation of a government-sponsored healthcare insurance sources, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the United States could impact the reimbursement for prescribed drugs and pharmaceuticals, such as those we and our development or commercialization partners are currently developing. If reimbursement for our approved therapeutic candidates, if any, is substantially reduced or otherwise adversely affected in the future, or rebate obligations associated with them are substantially increased, it could have a material adverse effect on our business, financial condition and results of operations.

Extending medical benefits to those who previously lacked coverage may, in the long term, result in substantial cost to the United States federal government, which may force significant additional changes to the healthcare system in the United States. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced further by decreasing the level of reimbursement for medical services or products (including those therapeutic candidates currently being developed by us or our development or commercialization partners), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, any therapeutic candidate for which we receive marketing approval in the future could have a material adverse effect on our business, financial condition and results of operations.

Several states and private entities initially mounted legal challenges to the Healthcare Reform Law, and they continue to litigate various aspects of the legislation. On July 26, 2012, the United States Supreme Court generally upheld the provisions of the Healthcare Reform Law at issue as constitutional. However, the U.S. Supreme Court held that the legislation improperly required the states to expand their Medicaid programs to cover more individuals. As a result, the states have a choice as to whether they will expand the number of individuals covered by their respective state Medicaid programs. Some states have determined that they will not expand their Medicaid programs and will develop other cost saving and coverage measures to provide care to currently uninsured individuals. Many of these efforts to date have included the institution of Medicaid managed care programs. The manner in which these cost saving and coverage measures are implemented could have a material adverse effect on our business, financial condition and results of operations. Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux. Judicial challenges as well as legislative initiatives to modify, limit, or repeal the Healthcare Reform Law have been initiated and continue to evolve following the 2017 changes in the U.S. presidential administrations and U.S. Congress. One such initiative is an Executive Order signed by the current U.S. President directing executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of provisions of the Healthcare Reform Law that would impose a fiscal or regulatory burden on individuals and certain entities to the maximum extent permitted by law. These legislative and judicial challenges are likely to continue. We cannot predict the impact on our business of future legislative and legal challenges to the Healthcare Reform Law or other changes to the current laws and regulations.

We are subject to additional federal and state laws and regulations relating to our business, and our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

Upon the commencement of marketing products in the United States, we will become subject to additional healthcare regulation and enforcement by the U.S. federal government and the states in which we conduct or will conduct our business. The laws that may affect our ability to operate include, but are not limited to, the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under government healthcare programs such as the Medicare and Medicaid programs;

●	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

●	the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services where that physician or family member has a financial relationship with the entity providing the designated health service, unless an exception applies;

●	federal false claims laws that prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government healthcare programs that are false or fraudulent;

●	the so-called federal “Sunshine Act”, which requires certain pharmaceutical and medical device companies to monitor and report certain financial relationships with physicians and other healthcare providers to CMS for disclosure to the public;

●	the federal Food, Drug, and Cosmetic Act, which, among other things, strictly regulates drug product and medical device marketing, prohibits manufacturers from marketing such products for off-label use, and regulates the distribution of samples;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

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

The Healthcare Reform Law also imposes reporting requirements on certain medical device and pharmaceutical manufacturers, among others, to make annual public disclosures of certain payments and other transfers of value to physicians and teaching hospitals and ownership or investment interests held by physicians or their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not reported. Manufacturers were required to begin data collection on August 1, 2013 and report such data to the CMS by March 31 of each year. CMS made the data publicly available on its searchable database beginning in September 2014.

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

Most recently, there has been a trend in federal and state legislation aimed at requiring pharmaceutical companies to disclose information about their production and marketing costs, and ultimately lowering costs for drug products. Several states have passed or introduced bills that would require disclosure of certain pricing information for prescription drugs that have no threshold amount or are above a certain annual wholesale acquisition cost, and in June 2016 Vermont became the first state to pass legislation requiring certain drug companies to disclose information relating to justification of certain price increases. The U.S. Congress has also introduced bills targeting prescription drug price transparency.

Any such implementation of legislation requiring publication of drug costs could materially and adversely impact our business, financial condition and results of operations by promoting a reduction in drug prices. As such, patients may choose to use other low-cost, established drugs or therapies.

The scope and enforcement of these laws are uncertain and subject to change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. We cannot predict the impact on our business, financial condition nor results of operations of any changes in these laws. Federal or state regulatory authorities may challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations, and financial condition. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming.

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

From time to time, we may also be involved in various lawsuits and legal proceedings other than intellectual property infringement actions, concerning such laws as corporate and securities laws, business laws, product liability laws, and environmental laws. On December 3, 2015, we announced that we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 which was filed against us and our directors at the Tel Aviv District Court (Economic Division). The Motion asserts claims for damages to the holders of our securities listed on the TASE, arising due to the initial public offering of our securities in the U.S. during November 2015. Additionally, on February 16, 2017, we announced that four lawsuits and motions to approve the lawsuits as a class action lawsuit were filed against us and certain of our office holders at the Tel Aviv District Court (Economic Division), and served on us, with each such motion relating to the formal investigation by the Israeli Securities Authority (ISA) into our public disclosures. In addition, class actions lawsuits largely relating to the same matters were filed in the State of California and in the U.S. federal courts against us, our CEO and CFO, and in the California lawsuits, against the underwriters of our November 2015 initial public offering in the U.S.A. (collectively, “Investigation Motions”).

The above noted motions and class actions could result in significant legal defense costs and high punitive damage payments. For instance, during the year ended December 31, 2017, we incurred legal expenses of approximately $900,000 in connection with the ISA Investigation and ongoing class actions. Although we maintain directors’ and officers’ liability insurance, with an extension to cover the Company as well, and which is expected to cover much of our expected costs (legal and otherwise) in connection with the ISA Investigation and ongoing class actions after payment by us of the policy deductibles, the insurance companies may reject our claims for coverage under the policy or the coverage may not be adequate to cover future claims. Furthermore, we are required to indemnify our underwriters for their legal defense costs or any other damages in the California Investigation Motion, and such indemnification will not be covered under the policy. To date we have received requests from our underwriters to indemnify them for their legal costs in connection with the California putative class actions in an aggregate amount of approximately $135,000, most of which amount has already been paid by us as of the date of this Annual Report on Form 20-F. Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate amounts. With respect to the motion from December 2015, we have been advised by our attorneys that the likelihood of the Company not incurring any financial obligation as a result of such class action exceeds the likelihood that the Company will incur a financial obligation. At this preliminary stage however, we are unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the probability of success or the scope of potential exposure, if any, of any of the Investigation Motions. For more information see “Item 8 – Financial Information – Legal Proceedings”.

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

We operate in a complex legal and regulatory environment, and any failure or possible failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings. In Israel, Kitov Pharma is currently subject to a formal investigation by the Israeli Securities Authority (respectively, the “Investigation” and the “ISA”) into its public disclosures around certain aspects of the studies related to its lead therapeutic candidate, Consensi™. We have not yet been advised by the ISA of the full scope and focus of the Investigation. However, in order to provide additional information regarding the investigation to the Company’s investors and the public, we had discussions with the ISA in order to obtain certain additional information which may be disclosed to our shareholders. Based on these discussions with the ISA, we believe that the Investigation with respect to Kitov Pharma relates to the Data Monitoring Committee (“DMC”) appointed in connection with our Phase III trial of Consensi™.

We cannot predict at this time the impact on us as a result of the Investigation and accordingly cannot assure you that we will not be materially and adversely affected. Responding to such an investigation is costly and involves a significant diversion of management’s attention. Such proceedings are unpredictable and may develop over lengthy periods of time. Future settlements may involve large cash penalties. The ISA has a broad range of civil and criminal penalties it may seek to impose (on Kitov Pharma and/or individuals), and Kitov Pharma and/or its officer holders may be required to pay material fines and/or penalties. Kitov Pharma and/or its office holders may be subject to injunctions or limitations on future conduct, or suffer other criminal or civil penalties or adverse impacts, including additional lawsuits by private litigants. Any one or more of the foregoing could have a material adverse effect on our reputation and our business, financial condition or results of operations. For more information on the Investigation see “Item 8 – Financial Information – Legal Proceedings”.

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

We try to protect our proprietary position by, among other things, filing U.S. and other patent applications related to our therapeutic candidates, inventions and improvements that may be important to the continuing development of our therapeutic candidates.

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

We have issued letters of indemnification to our directors and officers, pursuant to which we have agreed to indemnify them in advance for any liability or expense imposed on or incurred by them in connection with acts they perform in their capacity as a director or officer, subject to applicable law. The amount of the advance indemnity will not exceed 25% of our then consolidated shareholders’ equity, per its most recent consolidated annual financial statements.

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

As a result of the class action motions and lawsuits or other claims which may be filed against our directors and officers, as well as the Investigation, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to shareholders who may choose to bring a claim against our company. See the risk factor titled “Legal proceedings or third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from developing or commercializing our therapeutic candidates. An adverse result in these infringements and other legal challenges could have a material adverse effect on our business, results of operations and financial conditions” under the risk factor section titled “Risks Related to Legal Proceedings and Intellectual Property”.

These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their duties, and may similarly discourage the filing of derivative litigation by our shareholders against the directors and officers even though such actions, if successful, might otherwise benefit our shareholders.

In the event we do not satisfy the requirements for a tax-free merger of Kitov Pharmaceuticals with and into Kitov Pharma, Kitov Pharmaceuticals may be subject to a material tax liability.

The board of directors of each of Kitov Pharma and Kitov Pharmaceuticals approved the merger of Kitov Pharmaceuticals with and into Kitov Pharma, with Kitov Pharma as the surviving company. The merger was completed in December 2017. Based on our analysis, we notified the Israeli Tax Authority that the merger satisfied the requirements for a tax-free merger under Israeli tax law, which includes amongst other requirements, which are applicable to Kitov: that the merger was considered for business and economic purposes and that the primary goal of the merger was not tax avoidance or tax reduction; compliance with certain limitations on selling off most of each of the companies’ assets should not be sold during the period two years after the end of the tax year in which the change in the structure occurs; the merged company will continue its main business activity in the same way it did prior to the merger; and operating losses carried forward (of both the participating companies) may be deducted in the reports of the merged company, at the lower of a rate of 20% of the losses transferred each year, or up to 50% of the taxable income of the merged company. In the event the Israel Tax Authority does not agree with our analysis, Kitov Pharmaceuticals may be subject to a material tax amount on account of the sale equal to the value of its assets on the date of transfer minus the cost basis for such assets. Such a tax liability may have a material adverse effect on our financial results.

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region.

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and some of our officers, employees, consultants and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. In 2008, 2012, and again in the summer of 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. Political uprisings and civil resistance demonstrations in various countries in the Middle East have affected the political stability of those countries. It is not clear how this instability, will develop and how it will affect the political and security situation in the Middle East. This instability may lead to deterioration of the political relationships that exist between Israel and these countries, and have raised concerns regarding security in the region and the potential for armed conflict. The tension between Israel and Iran or extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon, may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. Parties with whom we may do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The conflict situation in Israel could cause situations where medical product certifying or auditing bodies could not be able to visit manufacturing facilities of our subcontractors in Israel in order to review our certifications or clearances, thus possibly leading to temporary suspensions or even cancellations of our product clearances or certifications. The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Kitov Pharma owns a majority interest in its subsidiary, TyrNovo. As a majority shareholder under the Israeli Companies Law, Kitov Pharma owes certain fiduciary duties to the non-controlling shareholders of TyrNovo and must share dividends and distributions with these non-controlling shareholders. In addition, in a stay of proceedings, reorganization or bankruptcy scenario, certain controlling shareholder loans may become subordinated to other obligations of TyrNovo.

Kitov Pharma presently owns a controlling majority stake in TyrNovo, as well as the majority of TyrNovo’s presently outstanding debt obligations. All the ordinary shares of TyrNovo that are not owned by Kitov Pharma are privately held. In order to satisfy whatever fiduciary obligations Kitov Pharma may have under applicable law or other governing documents to the non-controlling shareholders of TyrNovo, Kitov Pharma endeavors to deal with TyrNovo at “arm’s-length.” Some transactions between Kitov Pharma and TyrNovo, including any cancellation of such transactions, may require the approval of the boards of directors of TyrNovo and/or Kitov Pharma, and, under certain circumstances, approval of the shareholders of TyrNovo and/or Kitov Pharma by special vote and are subject to the receipt of applicable permits and approvals, and therefore Kitov Pharma’s ability to control TyrNovo may be limited.

For example, the current articles of association of TyrNovo require that any loans taken by TyrNovo receive unanimous consent of all shareholders present at a shareholders meeting called in order to approve such loan. The same special majority would be required in order to amend such provision in the articles of association. It is unclear if these provisions apply to the Convertible Loan which was provided to TyrNovo by Kitov Pharma and which may be provided to TyrNovo by Taoz, a minority shareholder of TyrNovo, pursuant to a Binding Term Sheet between TyrNovo, Taoz and Kitov Pharma which was confirmed under a final judgment entered into by the Economic Division of the Tel Aviv District Court in February 2017. As such, it is presently unclear if Kitov Pharma and/or Taoz can make investments into TyrNovo in the form of such Convertible Loans, nor what might be the terms of any equity investments into TyrNovo in place of such Convertible Loans if they are deemed to have not been approved in accordance with the articles of association of TyrNovo. For more information on the Convertible Loans and the Court approved settlement, see Item 7. Major Shareholders and Related Party Transactions B. – Related Party Transactions – TyrNovo Ltd.

In addition, any dividend or distribution from TyrNovo requires the approval of the directors of TyrNovo and may be subject to restrictions imposed other agreements to which they are party, and therefore there may be limits on the dividends or distributions Kitov Pharma receives from TyrNovo and from any commercialization of NT219. In addition, in a stay of proceedings, reorganization or bankruptcy scenario, certain controlling shareholder loans may become subordinated to other obligations of the subsidiary, and Kitov Pharma’s priority rights over loans it has made to TyrNovo may be pushed back in such proceedings.

Provisions of Israeli law and Kitov Pharma’s amended and restated articles of association or TyrNovo’s articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, the Company or TyrNovo, or an acquisition of a significant portion of Kitov Pharma’s or TyrNovo’s shares, which could prevent a change of control, and negatively affect the market price of Kitov Pharma’s ordinary shares.

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

Kitov Pharma’s amended and restated articles of association also contain provisions that could delay or prevent changes in control or changes in our management. These provisions include matters in connection with the election and removal of directors, such as Kitov Pharma’s staggered board of directors, the appointment by Kitov Pharma’s board of directors of additional directors to fill vacancies on the board of directors, the size of the Kitov Pharma’s board of directors, the terms of office of Kitov Pharma’s directors and the special majority of Kitov Pharma’s voting rights required to amend such provision in its amended and restated articles of association, See “Item 6. Directors, Senior Management and Employees – C. Board Practices - Board of Directors and Officers” and “Item 10. Additional Information – B. Memorandum and Articles of Association – Provisions restricting change in control of our company” for additional information.

In addition, Kitov Pharma has 1,000,000,000 shares of non-voting senior preferred shares authorized, which can be issued by its board of directors, who can establish conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, if any, of the non-voting senior preferred shares, without further actions by Kitov Pharma’s shareholders, unless shareholder approval is otherwise required by applicable law, the rules of any exchange or other market on which its securities may then be listed or traded, its articles of association then in effect, or any other applicable rules and regulations. Furthermore, in a merger between Israeli corporations, if the non-surviving entity has more than one class of shares, the merger may need to be approved by each class of shareholders, including any classes of otherwise non-voting shares, such as the non-voting senior preferred shares authorized in Kitov Pharma’s share capital.

Kitov Pharma’s subsidiary, TyrNovo, has obligations to the IIA with respect to grants from the IIA for certain research and development expenditures in connection with TyrNovo’s technology. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel, which may impede our acquisition by, or a merger with, a foreign company. For more information, see the risk factors in connection with IIA funding found under “Risks Related to Our Financial Condition and Capital Requirements.”

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

Our reporting and functional currency is the U.S. dollar. Most of the royalty payments from potential development and commercialization partners are expected to be payable in U.S. dollars, and we expect our revenues from future licensing agreements to be denominated mainly in U.S. dollars. We pay a portion of our expenses in U.S. dollars; however, a portion of our expenses, related to salaries of the employees in Israel and payment to part of the service providers in Israel, are paid in NIS and in other currencies. In addition, a portion of our financial assets is held in NIS. As a result, we are exposed to currency fluctuation risks. For example, if the NIS strengthens against the U.S. dollar, our reported expenses in U.S. dollars may be higher than anticipated. In addition, if the NIS weakens against the U.S. dollar, the U.S. dollar value of our financial assets held in NIS will decline.

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

Risks primarily related to our ADSs and ordinary shares and other listed securities

In the past, we identified a material weakness in our internal control over financial reporting which while remediated, any other material weaknesses, if not remediated, could adversely affect our reputation, business or stock price.

As described in our Annual Report for 2016 on Form 20-F,under “Item 15 - Controls and Procedures,” based on our evaluation of whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls, our management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures as of the end of 2016, reflected a material weakness in internal control over financial reporting that required us to enhance our procedures and systems relating to financial reporting, primarily due to the factor described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

A deficiency was identified in the past in connection with our internal control over financial reporting related to the operation of the control to review the accounting for significant non-routine and complex transactions to ensure proper application of IFRS. This control did not operate effectively with respect to the 2016 financial statements due to the lack of timely involvement of the qualified technical resources to perform the required management review. As a result, during the audit process for 2016, an error was detected in the accounting for equity and derivative instruments, which was corrected prior to filing our audited financial statements for 2016.

Although we developed and implemented a plan to remediate this material weakness and believe, based on our evaluation to date, that this material weakness was remediated during 2017, we cannot assure you that we will not identify additional material weaknesses in our internal control over financial reporting in the future, nor that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports. The occurrence of or failure to remediate any material weaknesses may adversely affect our reputation and business and the market price of our ordinary shares, public warrants and any other securities we may issue.

We incur increased costs as a result of operating as a public company in the U.S, and our management will be required to devote substantial time to new compliance initiatives.

Kitov Pharma’s ADSs and public warrants have been traded on The NASDAQ Capital Market since November 20, 2015. As a public company whose securities are listed in the United States, we incur accounting, legal and other expenses, including costs associated with our reporting requirements under the Exchange Act. We also incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NASDAQ, and provisions of Israeli corporate law applicable to public companies.

As an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may thus incur or the timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404.

The process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls, requires the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete.

We cannot predict the outcome of evaluations we will conduct, and whether we will need to implement additional remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors and cause the market price of Kitov Pharma’s ordinary shares, ADSs and public warrants to decline.

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

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2018 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we believe that we may be classified as a PFIC in the current taxable year and may be classified as a PFIC in future years. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See “Item 10. Additional Information – E. Taxation and Government Programs – Passive Foreign Investment Company Consequences.”

The market price of Kitov Pharma’s ordinary shares, ADSs and public warrants is subject to fluctuation, which could result in substantial losses by investors.

The stock market in general, and the market price of Kitov Pharma’s ordinary shares on the TASE and its ADSs and Series A warrants on NASDAQ in particular, are subject to fluctuation, and changes in the price of its listed securities may be unrelated to our operating performance. The market prices of Kitov Pharma’s ordinary shares on the TASE and its ADSs and public warrants on NASDAQ have fluctuated in the past, and we expect it will continue to do so. The market price of Kitov Pharma’s ordinary shares, ADSs and public warrants are and will be subject to a number of factors, including:

●	announcements of technological innovations or new therapeutic candidates by us or by others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	expiration or terminations of licenses, research contracts or other development or commercialization agreements;

●	public concern as to the safety of drugs that we, our current or potential development and commercialization partners or others develop;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if Kitov Pharma’s ordinary shares or ADSs or public warrants are covered by analysts;

●	changes in government regulations or patent decisions;

●	developments by our current or potential development and commercialization partners; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of Kitov Pharma’s ordinary shares and ADSs and public warrants and result in substantial losses by investors.

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

Future sales of Kitov Pharma’s ordinary shares or ADSs or other warrants or convertible securities could reduce the market price of its ordinary shares and ADSs and other listed securities.

As of February 28, 2018, we had an aggregate of 229,152,462 issued and outstanding ordinary shares (including 21 dormant ordinary shares held in treasury) (such number of ordinary shares would be represented by 11,457,623 of Kitov Pharma’s ADSs), no non-voting senior preferred shares, 6,835,669 Series A or public warrants, representative’s warrants to purchase 157,945 of its ADSs, which were granted to the underwriters as part of Kitov Pharma’s initial U.S. offering in November 2015, placement agent’s warrants to purchase 141,176 of its ADSs, which were granted to the placement agent as part of its follow-on U.S. offering in July 2016, non-listed warrants to purchase 1,005,597 of its ADSs, which were granted to the investors in conjunction with its registered direct offering in July 2017, placement agent’s warrants to purchase 170,222 of its ADSs, which were granted to the placement agent as part of its registered direct offering in July 2017, and 17,640,676 non-tradable options and RSUs to purchase 22,930,285 ordinary shares, (such number of non-tradable options or RSUs and their underlying ordinary shares would be represented by 1,146,514 of its ADSs). We also expect to issue up to an aggregate of 13,169,689 additional ordinary shares of Kitov Pharma to certain minority shareholders of TyrNovo with whom we entered into an agreement in October 2017 to acquire their shares in TyrNovo in exchange for such ordinary shares of Kitov Pharma, the closing of which share exchange agreement, is expected to take place by March 15, 2018. We may also issue additional ordinary shares or ADSs of Kitov Pharma to the remaining shareholders of TyrNovo who were not party to our October 2017 agreement to acquire additional shares from TyrNovo shareholders, should we seek to acquire remaining shares of TyrNovo not currently held by us. Substantial sales of Kitov Pharma’s ordinary shares or ADSs or other warrants or securities convertible into ordinary shares or ADSs, or the perception that such sales may occur in the future, including sales of ordinary shares or ADSs issuable upon the exercise of options or the conversion of convertible securities, may cause the market price of Kitov Pharma’s ordinary shares or ADSs or other listed securities to decline. Moreover, the issuance of shares or ADSs in connection with the future acquisition of additional shares of TyrNovo or pursuant to the conversion or exercise of options, RSUs, warrants or any other convertible securities Kitov Pharma and/or TyrNovo may issue will also have a dilutive effect on Kitov Pharma’s shareholders, which could further reduce the price of its ordinary shares and ADSs and other listed securities on their respective exchanges.

Future sales of TyrNovo’s ordinary shares or other warrants or convertible securities could dilute our holdings in TyrNovo, and reduce the value of TyrNovo reflected in our holdings of TyrNovo and also reduce the market price of Kitov Pharma’s ordinary shares and ADSs and other listed securities.

As of February 28, 2018, Kitov Pharma held a controlling equity interest in TyrNovo representing approximately 65% of its issued and outstanding share capital. In addition, we held a Convertible Loan to TyrNovo of $1,000,000. We also expect to acquire additional ordinary shares of TyrNovo from certain minority shareholders of TyrNovo with whom we entered into an agreement in October 2017 to acquire their shares in TyrNovo representing approximately 27% of the outstanding shares of TyrNovo as of February 28, 2018, in exchange for ordinary shares of Kitov Pharma. The closing of this share exchange agreement is expected to take place by March 15, 2018. In addition, Kitov Pharma and TyrNovo entered into a Revolving Secured Facility and Pledge Agreement on March 1, 2017, pursuant to which Kitov Pharma has made loans to TyrNovo with a balance of $1,000,000 as of February 28, 2018, and which is expected shortly to be converted to an equity holding in TyrNovo following the completion of an equity issuance by TyrNovo to Kitov Pharma. As part of our settlement arrangements with Taoz – Company for Management and Holdings of Companies Ltd. (“Taoz”), a minority shareholder in TyrNovo, Taoz is entitled for a certain period of time to invest up to an additional $1,750,000 in TyrNovo by way of loans which are convertible into TyrNovo equity. Such arrangements with Taoz could serve to dilute Kitov Pharma’s holdings in TyrNovo. In addition, the failure to close the agreement with the minority shareholders could reduce our holdings in TyrNovo below what we have expected to acquire. Substantial sales of TyrNovo’s ordinary shares or other warrants or securities convertible into ordinary shares of TyrNovo, may cause the holdings of Kitov Pharma in TyrNovo to be diluted, and such dilution, or the perception that such sales may occur in the future, including sales of ordinary shares of TyrNovo issuable upon the exercise of options or the conversion of convertible securities into shares of TyrNovo may cause the market price of Kitov Pharma’s ordinary shares or ADSs or other listed securities to decline.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable Securities and Exchange Commission and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to U.S domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ Listing Rules for U.S domestic issuers. We will follow home country practice in Israel with regard to (1) director nomination procedures, as permitted by the Companies Law, under which either our board of directors, a group of directors, or shareholder(s) holding sufficient portion of our share capital selects director nominees, subject to the terms of our amended and restated articles of association. Directors are not selected, or recommended for board of director selection, as required by NASDAQ Listing Rules, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors, and (2) quorum requirement at shareholders’ meetings, as permitted under the Companies Law, under which and pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules. In addition, we will follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

In the future we may elect to follow additional home country corporate governance practices instead of those otherwise required under the NASDAQ Listing Rules for U.S domestic issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NASDAQ may provide less protection than is accorded to investors under the NASDAQ Listing Rules applicable to domestic issuers.

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

In addition, we will not be required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act. As our ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”), while our ADSs and Series A warrants are traded on NASDAQ, we currently also report to the ISA and the TASE in accordance with the provisions of Section 35XXXIII of the Israel Securities Law, 5728-1968 and the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements, as applicable to a foreign private issuer. We intend to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. In accordance with NASDAQ Listing Rules, as a foreign private issuer we are required to submit on a Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. Furthermore, we have committed to the underwriters of our initial U.S public offering which was completed in November 2015 that for a period of three (3) years from November 25, 2015, we, at our expense, will announce its financial information for each of the first three fiscal quarters consistent with the practices of companies which are dual-listed on both the Tel Aviv Stock Exchange and a domestic U.S. securities exchange and report in accordance with the Dual-Listed Reporting Requirements; provided that the foregoing shall not apply in the event we enter into a merger transaction in which we are the non-surviving entity that would cause our ADSs and warrants to no longer be registered under the Exchange Act. The Representative of the underwriters of our initial U.S public offering which was completed in November 2015 has previously waived the announcement by us with respect to the filing of quarterly financial information, and may issue such waivers to us in the future. It is noted that recent amendments to the Israel Securities Law and regulations enacted thereunder, dispense with the requirement for the announcement of financial results for each of the first and third fiscal quarters of a calendar year for certain smaller sized TASE listed companies which report under TASE only listed reporting requirements. We believe that, were we reporting under the TASE only listed reporting requirements (and not the Dual Listed Reporting Requirements), we would qualify for such dispensation based on our company size as set forth in the regulation. In addition, the SEC has recently announced that it is seeking comment for the dispensation of the requirement for the announcement of financial results for each of the first and third fiscal quarters for certain U.S. domestic issuers. Thus it remains uncertain as to how companies dual-listed on both the Tel Aviv Stock Exchange and a domestic U.S. securities exchange, and report in accordance with the in accordance with the Dual-Listed Reporting Requirements, will continue their practices with respect to the announcements of financial information for each of the first and third fiscal quarters, and it is possible that we may adopt practices for the announcement (if any) of financial information for each of the first and third fiscal quarters which are different than what we have provided in the past.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying ADSs if a holder of our ADSs does not provide voting instructions, except in limited circumstances, which could adversely affect their interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying ADSs at shareholders’ meetings if a holder of our ADSs does not provide voting instructions, unless:

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

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders’ meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders’ meeting. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of the meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send notice to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested. In addition, ADS holders will not be able to call a shareholders’ meeting unless they first withdraw their ordinary shares from the ADS program and receive delivery of the underlying ordinary shares held in the Israeli market in order to allow them to submit to us a request to call a meeting with respect to any specific matter, in accordance with the applicable provisions of the Companies Law and our amended and restated articles of association.

Our ordinary shares and our ADSs and Series A warrants are traded on different markets and this may result in price variations.

Our ordinary shares trade on the TASE, and our ADSs and Series A warrants trade on NASDAQ. Trading on these markets take place in different currencies (U.S. dollars on NASDAQ and New Israeli Shekels, or NIS, on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

Our ADSs and Series A warrants have a relatively short prior trading history in the U.S., and present level of market activity may not be sustained, which may limit the ability of our investors to sell our ADSs in the U.S.

Although our ADSs and Series A warrants have been traded on NASDAQ since November 20, 2015, the present level of market activity for our ADSs and Series A warrants may not be sustained. If an active market for our ADSs and Series A warrants is not sustained, it may be difficult for an investor to sell its ADSs, Series A warrants or the ADSs underlying the warrants being issued in this offering.

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

We have broad discretion as to the use of the net proceeds from our previous offerings, and may not use them effectively.

We currently intend to use the net proceeds from our previous offerings to expand our clinical development program, finance our business development activities to enable out-licensing of our therapeutic candidates, expand our clinical development pipeline for additional drug products, including by way of possible acquisitions, and for general corporate purposes, including working capital requirements. We currently have no binding agreements or commitments to complete any transaction for the possible acquisition of new therapeutic candidates. There is no certainty that we will be able to complete any transactions for the possible acquisition of new therapeutic candidates. However, our management will have broad discretion in the application of the net proceeds from our previous offerings. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from the public offerings. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from the public offerings in a manner that does not produce income. The decisions made by our management may not result in positive returns on any investment by shareholders and shareholders will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we also ceased to be a foreign private issuer in the future, for example, the requirement to hold shareholder advisory votes on executive and severance compensation and executive compensation disclosure requirements for U.S. companies. However, as a foreign private issuer, we would still be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are exempt from such requirement for as long as we remain an emerging growth company, which may be up to five fiscal years after the date of our November 2015 initial public offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the closing of our initial U.S. offering; (c) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our ordinary shares, ADSs, or warrants less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our ordinary shares, ADS, or warrants less attractive as a result, there may be a less active trading market for our ordinary shares, ADS, and warrants and our share price may be more volatile.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Kitov Pharma was incorporated under the laws of the State of Israel (under a previous name) on August 12, 1968 and its ordinary shares were originally listed for trading on the TASE in 1978. Our ordinary shares are currently traded on the TASE under the symbol “KTOV”, and our ADSs and our public warrants are traded on NASDAQ under the symbols “KTOV” and “KTOVW”, respectively.

In October 2012, the District Court in Lod, Israel approved the creditors arrangement in accordance with Section 350 of the Companies Law in order to effectuate the sale by Kitov Pharma (then known as Mainrom Line Logistics Ltd.) of all its activities, assets, rights, obligations and liabilities to a private company held by its then controlling shareholders, and all rights of Kitov Pharma’s creditors against it were extinguished. The sale was made pursuant to an arrangement between Kitov Pharma and its creditors. Following such sale and a related cash distribution to Kitov Pharma’s shareholders, Kitov Pharma remained without any assets, debt and/or liabilities. As described in the District Court approval, in connection with the sale, on October 31, 2012, the former controlling shareholders sold control of Kitov Pharma (then a shell company) to Mr. Sheer Roichman. From the completion of these transactions until the completion of the acquisition of Kitov Pharmaceuticals described below, Kitov Pharma did not conduct any business activities and was a public shell company listed on the TASE with no assets, debt and/or liabilities.

Kitov Pharma had a wholly owned Israeli subsidiary, Kitov Pharmaceuticals Ltd., which, prior to the completion of its merger with and into Kitov Pharma in December 2017, together with Kitov Pharma, was engaged in the research and development of Consensi™. Kitov Pharmaceuticals Ltd. was founded in June 2010, and pursuant to an Asset Purchase Agreement, dated October 13, 2010, between Kitov Pharmaceuticals and JPW PCH LLC, or JPW, JPW sold to Kitov Pharmaceuticals JPW’s rights and interests in and to U.S. and international patent applications relating to Consensi™ and KIT-301, which was a combination drug that the Company subsequently determined to remove from its development pipeline. Kitov Pharmaceuticals assumed all liabilities arising from ownership, use or exercise, of rights under, the patent applications.

On July 11, 2013, Kitov Pharma acquired Kitov Pharmaceuticals Ltd. As part of the acquisition, Mainrom Line Logistics Ltd. changed its name to Kitov Pharmaceuticals Holdings Ltd., which name was subsequently changed in January 2018 to Kitov Pharma Ltd.

On November 25, 2015, Kitov Pharma completed an initial public offering on NASDAQ of ADSs and public warrants to purchase ADSs. The gross proceeds to us from this offering were approximately $13 million, prior to deducting underwriting discounts, commissions and other offering expenses.

On January 13, 2017, we announced that we had acquired a majority equity stake in TyrNovo Ltd., a privately held developer of novel small molecules in the oncology therapeutic field. For more information, see, “Item 4. Information on the Company – History and Development of the Company – Recent Developments - Acquisition of TyrNovo” below.

On April 25, 2017, the boards of directors of each of Kitov Pharma and Kitov Pharmaceuticals approved a merger between the two entities, with Kitov Pharma remaining as the surviving entity. The merger was completed in December 2017. Kitov Pharmaceuticals was dissolved upon the merger, and Kitov Pharma remained as the surviving entity. For more information on the merger, see Item 4.C – Organizational Structure.

We had no material capital expenditures for the years ended December 31, 2017, 2016, and 2015.

Recent Developments

Acquisition of TyrNovo

In January 2017, we announced that Kitov Pharma acquired a majority equity stake in TyrNovo Ltd., a privately held developer of novel small molecules in the oncology therapeutic field, for consideration of approximately $2 million in cash and $1.8 million equivalent of Kitov Pharma’s ordinary shares based on the closing price of Kitov Pharma’s shares on the TASE on January 11, 2017, or 11,292,508 ordinary shares. In October 2017, we announced the acquisition of an additional 27% stake in TyrNovo from unaffiliated minority shareholders of TyrNovo who collectively held 4,024 ordinary shares (the “Newly Acquired TyrNovo Shares”). In exchange for the Newly Acquired TyrNovo Shares, Kitov Pharma will issue to these unaffiliated minority shareholders of TyrNovo, in aggregate, 13,169,689 newly issued ordinary shares (equivalent to 658,484 ADSs) of Kitov Pharma. After the closing of this new share exchange transaction, which is pending receipt by the selling TyrNovo shareholders of a tax ruling from the Israeli Tax Authority and is expected to close by March 15, 2018, and assuming no other issuances of equity by TyrNovo until such time, we will hold approximately 91.9% of TyrNovo’s issued and outstanding ordinary shares. Approximately 3.9% of TyrNovo’s ordinary shares are owned by Dr. Hadas Reuveni Ph.D., the founder and Chief Technology Officer of TyrNovo. An additional approximately 4.1% of TyrNovo’s ordinary shares are owned by Taoz – Company for Management and Holdings of Companies Ltd. (“Taoz”), a minority shareholder with whom Kitov Pharma entered into a shareholders’ agreement in February 2017.

TyrNovo is developing NT219, a small molecule that presents what we believe to be a new concept in cancer therapy by affecting two key oncology-related mechanisms, Insulin Receptor Substrates (IRS) 1 and 2, as well as the Signal Transducer and Activator of Transcription 3 (STAT3). In pre-clinical trials in PDX models, NT219, in combination with several approved oncology drugs, displayed potent anti-tumor effects in various cancers by preventing the tumors from developing resistance to the approved drug treatments and re-sensitizing tumors to the approved drugs even after resistance was acquired. For more information regarding NT219, see, “Item 4. Business Overview - Our Therapeutic Candidates – NT219”.

July 2017 Registered Direct Offering

On July 14, 2017, we completed a registered direct offering of 2,431,746 ADSs representing 48,634,920 Ordinary Shares. In a concurrent private placement, we sold to the purchasers of our ADSs in this registered direct offering warrants to purchase 1,215,873 ADSs, representing one-half the number of the ADSs purchased by such investors in the registered direct offering. We will receive gross proceeds from the concurrent private placement transaction solely to the extent such warrants are exercised for cash. The warrants were initially exercisable on the six-month anniversary of the issuance date at an exercise price of $1.50 per ADS and will expire five years from the initial exercise date. The warrants and the ADSs issuable upon the exercise of the warrants were offered pursuant to an exemption from the registration requirements of the Securities Act and pursuant to Regulation S under the Securities Act. Each ADS together with a warrant to purchase one-half of an ADS was sold at a negotiated price of $1.45. The gross proceeds to us from this offering in July 2017 were approximately $3.5 million, prior to deducting placement agent fees and other offering expenses. As of the date of this Annual Report on Form 20-F, warrants to purchase 210,276 ADSs have been exercised either for cash or in cashless exercises, and to date, as a result of the cash exercises, we have received additional proceeds from this offering of approximately $270,000.

Phase III/IV Renal Function Clinical Trial

Additional data from the Phase III clinical trial of Consensi™ suggested beneficial effects on renal (kidney) function, as compared to negative effects on renal function caused by other NSAIDS. For more information, see, “Item 4. Business Overview - Our Therapeutic Candidates – Research and Development”.

We completed a clinical trial designed to validate and better quantify these potential beneficial renal effects. The trial was designed to further explain the synergistic antihypertensive effect, where the reduction in diastolic blood pressure demonstrated with Consensi™ was greater than that observed with amlodipine besylate alone at certain times of the day. Accordingly, we conducted a double blind, placebo controlled, clinical trial intended statistically to demonstrate Consensi’s™ effects on renal and vascular function, while providing us with data with respect to Consensi™ in addition to the data of the Phase III clinical trial, by utilizing a primary efficacy end-point in the renal function clinical trial comparable to that of the Phase III clinical trial. The trial was performed in the U.K. in three groups of 8 to 49 patients (and a total of 104 patients), with each patient treated over a total period of two weeks. Group One received a placebo, Group Two was treated with a standard drug available in the market for treating hypertension (amlodipine besylate, one of the components of Consensi™), and Group Three was treated with the two components of Consensi™ (celecoxib and amlodipine besylate). The primary efficacy endpoint of the trial was to show that Consensi™ lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients treated with amlodipine besylate only. Secondary endpoints included various parameters of renal function. The Phase III/IV renal function clinical trial for Consensi™ was conducted in medical centers in the United Kingdom on the basis of the approval of the British Regulatory Authority (MHRA), as well as the approvals of the relevant U.K. ethics committees. In October 2017, we announced that the Phase III/IV renal function clinical trial, successfully met its primary efficacy endpoint. Data from the trial demonstrated that Consensi™ lowered systolic blood pressure a comparable amount to amlodipine besylate, thus meeting the trial’s primary efficacy endpoint of achieving at least 50% of the amlodipine reduction (p=0.019). The study also demonstrated that treatment with Consensi™ led to a statistically significant reduction of serum creatinine, a marker of renal function, from its baseline value (p=0.0005). In contrast, neither amlodipine besylate nor placebo lowered creatinine to a statistically significant level. When comparing the effect of Consensi™ to amlodipine besylate in lowering creatinine, it was found that Consensi™ enhanced the creatinine reduction by an average of 102% over that achieved with amlodipine besylate alone, although there was a slight, but statistically insignificant, increase in the rate of edema in the Consensi™ treatment arm. Although the Phase III/IV renal function clinical trial was not required as part of the initial Consensi™ NDA submission to the FDA, we delivered the initial study results data to the FDA shortly following completion of the study, and we anticipate that we will submit the completed clinical study report to the FDA within six to eight weeks of this Annual Report on Form 20-F.

Consensi™ New Drug Application to FDA

We submitted the New Drug Application (NDA) for marketing approval of Consensi™ to the U.S. Food and Drug Administration (FDA) in July 2017, and on October 2, 2017 we announced that the FDA filed the NDA, thereby granting a full review. In connection with its determination that our application is sufficiently complete to permit a substantive review, the FDA, under the Prescription Drug User Fee Act (PDUFA), has set a target date of May 31, 2018 to complete its review. We subsequently submitted the mandated four-month safety update to the NDA on November 30, 2017.

We received a waiver from the FDA for the $2 million NDA fee for Consensi™.

B.	Business Overview

We are a development stage biopharmaceutical company currently focused on the development of:

(i)	Consensi™, a combination drug for the simultaneous treatment of two clinical conditions: pain caused by osteoarthritis and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for osteoarthritis; and

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

We intend to seek FDA approval for the commercialization of our therapeutic candidates, and where applicable through the Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended. Where applicable, we also intend to seek corresponding regulatory paths for approval in other foreign jurisdictions. Our current pipeline consists of two therapeutic candidates: (i) Consensi™, which successfully completed its Phase III clinical trial and which is presently subject to review and approval by the FDA, following the successful filing of a completed 505(b)(2) NDA and (ii) NT219, which is in a preclinical stage but will likely be subject to review and approval by the FDA upon filing a completed 505(b)(1) NDA, if at all. Upon and subject to receipt of the requisite approvals, we intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and/or territorial basis. We may also evaluate, on a case by case basis, co-development and similar arrangements, as well as independent commercialization of our therapeutic candidates.

Background on Consensi™ and NT219

Consensi™ is based on the generic drugs celecoxib and amlodipine besylate. Celecoxib, the active ingredient in the branded drug Celebrex®, is a known and approved-for-use drug designed primarily to relieve pain caused by osteoarthritis. Amlodipine besylate is a known and approved-for-use drug designed to reduce blood pressure. This combination is designed to simultaneously relieve pain caused by osteoarthritis and treat hypertension, which is one of the side effects of using non-steroidal anti-inflammatory drugs, or NSAIDs, for treating pain caused by osteoarthritis.

During 2017, we acquired a majority of the shares in TyrNovo, a privately held Israeli developer of novel small molecules in the oncology therapeutic field. TyrNovo has developed NT219, a small molecule that presents what we believe to be a new concept in cancer therapy by affecting two key oncology-related mechanisms, Insulin Receptor Substrates (IRS) 1 and 2, as well as the Signal Transducer and Activator of Transcription 3 (STAT3). In pre-clinical trials in PDX models, NT219, administered concomitantly with several approved oncology drugs, displayed potent anti-tumor effects in various cancers by preventing the tumors from developing resistance to the approved drug treatments and re-sensitizing tumors to the approved drugs even after resistance is acquired. For more information regarding NT219, see, “Item 4. Business Overview - Our Therapeutic Candidates – NT219”.

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

For Consensi™:

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

In addition to the aforementioned medical and economic advantages of Consensi™, we believe that Consensi™ has several commercial advantages, such as reduced development time compared to the development time of new chemical entities (NCEs) and decreased risk factors in the development process. These commercial advantages derive from the fact that combination drugs are based on known materials already approved for use by the FDA. The FDA offers a shortened regulatory procedure referred to as a “505(b)(2) NDA” to approve combination drugs. This procedure may be used to file a request to approve a product that relies on the results of the safety and effectiveness trials performed for the components of the combination in the past by others and not by the submitters of the request for approval. Accordingly, the approval process in a 505(b)(2) NDA is shorter and less expensive compared to the approval process for NCEs. In addition, the use of known, proven and safe components recognized by physicians and medical organizations, and the enhanced medical effect of concurrently treating and preventing hypertension, may shorten the time and decrease the costs usually required for the acceptance of the new product in the drug marketplace.

For NT219:

NT219 is a small molecule, and small molecules typically are less expensive to develop and have less complex CMC as compared to large proteins or antibodies. In addition, NT219 has the potentially advantageous effect of:

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

Our therapeutic candidates, “Consensi™,” and “NT219”, are described below.

Consensi™:

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

NICOX, a pharmaceutical company, has attempted to develop NAPROXCINOD®, a naproxen-based drug intended to treat pain and to act as an anti-hypertensive. From 2005 to 2010, NICOX completed three Phase III clinical trials following a significant investment. However, the results of the trials did not meet the FDA’s requirements. Therefore, in May 2010, an outside advisory committee to the FDA recommended against approving the drug. As a result of this recommendation, and its own internal review, the FDA rejected the request for NDA approval. According to an announcement by NICOX in April 2012, pursuant to an appeal filed by NICOX in July 2011, a meeting was held in April 2012 between representatives of NICOX and the FDA, in which NICOX was informed that in order to gain approval of its drug, it must file a new NDA, that would include results from additional clinical trials, for the purpose of approving a specific dosage of the drug.

In July 2015 the FDA published a safety announcement requiring labeling for prescription NSAIDs to indicate that the risk of heart attack or stroke can occur as early as the first weeks of using an NSAID and that the risk may increase with longer use of the NSAID. In effect, the current warnings indicated on the labeling, in effect since 2005, will be strengthened as a result of a review by the FDA of a variety of new safety information on prescription and over-the-counter NSAIDs, including observational studies, a large combined analysis of clinical trials, and other scientific publications. These studies were discussed at a joint meeting of the Arthritis Advisory Committee and Drug Safety and Risk Management Advisory Committee held in February 2014. As a result of its reviews of NSAIDs, the FDA has cautioned in the labeling of NSAIDs that combining an NSAID with antihypertensive drugs, including diuretics, beta blockers, ACE inhibitors, or angiotensin receptor blockers, may markedly diminish the efficacy of these antihypertensive drugs. Calcium channel blockers, such as amlodipine besylate, the anti-hypertensive component of Consensi™, were not included in this labeling requirement.

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

In the past, hypertension was generally defined as a systolic blood pressure of greater than 140 mm Hg or a diastolic blood pressure of greater than 90 mm Hg. However, as discussed below, a recently halted NIH study may result in these designated values being set lower. As a result of these data, multiple entities, including the American College of Cardiology, have recently recommended that a patient’s systolic blood pressure should be maintained at a level below 130 mm Hg, and their diastolic blood pressure maintained below 80 mm Hg.

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

Blood pressure can undergo significant alterations when subjects are placed on various medications. For example, according to a May 2010 FDA Joint Meeting of the Arthritis Advisory Committee and the Drug Safety and Risk Management Advisory Committee report published by the FDA, an increase of about 3.5 mm Hg was diagnosed following the use of naproxen, while the use of Celebrex® causes an increase of about 2.5 mm Hg. In addition, in August 2011 the FDA issued a Safety Information release stating that co-administration of NSAIDs, including selective COX-2 inhibitors, with ACE inhibitors or with angiotensin II receptor antagonists, may result in deterioration of renal function, including possible acute renal failure, and that the antihypertensive effect of ACE inhibitors may be attenuated by NSAIDs. No such Safety Information release was issued with regard to calcium channel blockers, which is the anti-hypertensive used in our therapeutic candidates.

The FDA has also required warnings in the labeling of NSAIDs that adding diuretics or beta blockers to patients on NSAIDs can cause problems with the control of their blood pressure. Calcium channel blockers, such as amlodipine besylate, the anti-hypertensive component of Consensi™, were not included in this labeling requirement.

Background on Combination Products

Numerous companies worldwide have developed in recent years successful combination products comprised of a combination of two or more drugs to treat various medical conditions, where the safety and effectiveness of each of the drugs was proven separately.

Combination products manufactured and sold, which are similar to our therapeutic candidate, include:

●	Vimovo®, which was developed by Aralez Pharmaceuticals Inc. (originally Pozen Inc.) and was approved by the FDA in May 2010. Vimovo® is a combination of naproxen and esomeprazole magnesium, marketed by AstraZeneca PLC worldwide (except in the U.S.) and by Horizon Pharma in the U.S., and is designed for treating both pain and preventing gastric ulcer. Vimovo’s® net sales in the U.S. reached $121 million in 2016, compared to net sales of $163 million in 2014.

●	Caduet®, a combination of Lipitor® and amlodipine, was originally developed and manufactured by Pfizer and is designated for treating both cholesterol and hypertension, with global sales of $193 million in 2015.

●	Janumet®, a combination of metformin and sitagliptin, manufactured by Merck & Co. Inc. and designated to treat diabetes, with sales of $2,201 million in 2016.

●

Treximet®, a combination of naproxen and sumatriptan, was originally developed by Aralez Pharmaceuticals Inc. (originally Pozen Inc.) and marketed by Pernix Inc., and designed for relief of headache, pain, and other migraine symptoms, with U.S sales of $66.9 million in 2016.

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

Our Therapeutic Candidate

Studies estimate that approximately 13.5 million patients in the U.S. alone may suffer concurrently from hypertension and chronic osteoarthritis pain in the joints, according to data published by the CDC. We are developing Consensi™ based on the generic drugs celecoxib and amlodipine besylate. Celecoxib is the active ingredient in the branded drug Celebrex®, a known and approved-for-use drug designed primarily to relieve pain caused by osteoarthritis. Our combination is designed simultaneously to relieve pain caused by osteoarthritis and treat hypertension, which is one of the side effects of using NSAIDs for treating pain caused by osteoarthritis. Our strategy in developing Consensi™ is based on our belief that the added anti-hypertensive drug will decrease the side effect of increased hypertension typically caused by the use of NSAIDs alone.

To date, no combination drug exists that offers the combined treatment of pain caused by osteoarthritis and hypertension. We therefore believe that Consensi™ potentially holds significant advantages over the currently available drugs in the market, due to the fact that the drug treatment of osteoarthritis together with hypertension eases the burden of the treatment process for patients by providing the ability to use one drug instead of multiple drugs concurrently, thereby increasing the patients’ ease of compliance with the required treatment.

Consensi™ is a fixed dosage combination product based on two known active ingredients (celecoxib and amlodipine besylate), the effectiveness and safety of which has been separately proven for each, and which is intended to enable the concurrent treatment of pain caused by osteoarthritis, and hypertension.

On November 7, 2013, we filed with the FDA the final statistical plan for the Phase III clinical trial protocol for Consensi™ as part of the SPA procedures. On February 20, 2014, the FDA replied and indicated that the proposed data analysis of the trial’s results that we submitted to the FDA provides a suitable solution to achieve the primary endpoint of the Phase III clinical trial and to support the final request for approval, which will be submitted. As a result of the SPA process, the FDA approved the Phase III trial design for our clinical trial, and cleared our clinical trial to begin, and on June 18, 2014, we commenced the clinical trial, as described below under “Research and Development”. The Phase III clinical trial was performed using the Adaptive Trial Design method, or ATD, in accordance with the SPA. Based on the ATD format, in the first stage of the trial 150 patients were to be recruited. Then, the decision as to whether or not to add additional patients was to be based upon a statistical calculation of the preliminary data performed by an independent statistician appointed by the Company in accordance with the protocol of the clinical trial, and in accordance with the FDA’s requested and approved method as part of the SPA, as agreed upon between the FDA and the Company. Statistical analysis of the preliminary data collected in the Phase III clinical trial was performed by the independent statisticians in accordance with the clinical trial protocol, and showed that the study met the pre-specified criteria the FDA required for stopping patient enrollment and thus proceeding to the completion of the final statistical analyses. The final statistical analyses of the data demonstrated that the Phase III study of Consensi™ met its FDA approved primary efficacy endpoint with statistical significance based upon the efficacy endpoint of less than 0.001.

Additional data from the Phase III clinical trial of Consensi™ suggested beneficial effects on renal (kidney) function, as compared to negative effects on renal function caused by other NSAIDS. In addition, we have completed a Phase III/IV clinical trial designed to validate and better quantify these potential beneficial renal effects. The trial was designed to explain the synergistic antihypertensive effect, where the reduction in diastolic blood pressure demonstrated with the components of Consensi™ was greater than that observed with amlodipine besylate alone at certain times of the day. Accordingly, we conducted a double blind, placebo controlled, clinical trial intended statistically to demonstrate Consensi™’s effects on renal and vascular function, while providing us with data with respect to Consensi™ in addition to the data of the Phase III clinical trial, by utilizing a primary efficacy end-point in the renal function clinical trial comparable to that of the Phase III clinical trial. The primary efficacy endpoint of the trial was to show that Consensi™ lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients treated with amlodipine besylate only. Secondary endpoints included various parameters of renal function. In October 2017, we announced that Phase III/IV renal function clinical trial, successfully met its primary efficacy endpoint. Data from the trial demonstrated that Consensi™ lowered systolic blood pressure a comparable amount to amlodipine besylate, thus meeting the trial’s primary efficacy endpoint of achieving at least 50% of the amlodipine reduction (p=0.019). The study also demonstrated that treatment with Consensi™ led to a statistically significant reduction of serum creatinine, a marker of renal function, from its baseline value (p=0.0005). In contrast, neither amlodipine besylate nor placebo lowered creatinine to a statistically significant level. When comparing the effect of Consensi™ to amlodipine besylate in lowering creatinine, it was found that Consensi™ enhanced the creatinine reduction by an average of 102% over that achieved with amlodipine besylate alone, although there was a slight, but statistically insignificant, increase in the rate of edema in the Consensi™ treatment arm. Although the Phase III/IV renal function clinical trial was not required as part of the initial Consensi™ NDA submission to the FDA, we delivered the initial study results data to the FDA shortly following completion of the study, and anticipate that we will submit the completed Phase III/IV renal function clinical study report to the FDA within six to eight weeks of this Annual Report on Form 20-F.

Below is a summary of our projected timeline for the development of Consensi™:

Current Status	2018	2019

FDA Approved SPA.

Phase III clinical trial completed.

CMC, including stability testing, completed.

PK studies completed.

NDA filed by FDA and PDUFA date set by FDA for May 31, 2108

FDA review of NDA and Kitov follow-up submissions.

	Anticipated FDA approval for marketing Continuation of our business development activity.	Continuation of our business development activity.

Consensi™ is based on two generic drugs (amlodipine besylate and celecoxib). Until December 2015 celecoxib was protected by patents held by Pfizer Inc. (Celebrex®). The USPTO granted Pfizer a “reissue patent” covering methods of treating osteoarthritis and other approved conditions with celecoxib, the active ingredient in Celebrex®. The reissued patent extended U.S. patent protection for Celebrex® from May 30, 2014 to Dec. 2, 2015.

We submitted the New Drug Application (NDA) for marketing approval of Consensi™ to the U.S. Food and Drug Administration (FDA) in July 2017, and on October 2, 2017 we announced that the FDA filed the NDA, thereby granting a full review. In connection with its determination that our application is sufficiently complete to permit a substantive review, the FDA, under the Prescription Drug User Fee Act (PDUFA), has set a target date of May 31, 2018 to complete its review. Although our Phase III/IV renal function clinical trial was not required as part of the initial Consensi™ NDA submission to the FDA, we delivered the initial study results data to the FDA shortly following completion of the study, and we expect to submit the completed Phase III/IV renal function clinical study report to FDA within six to eight weeks of this Annual Report on Form 20-F. The FDA has indicated to us that a submission of this report at such time could possibly result in the extension of the PDUFA date by up to an additional 90 days, but have not definitely indicated that they would extend the PDUFA date. Our management is of the view that the submission of the Phase III/IV renal function clinical study report to the FDA has the potential to strengthen the drug’s labeling and support future marketing of Consensi™, and that the potential labeling and marketing benefits that could be derived from submission of the Phase III/IV renal function clinical study report to the FDA are substantially more important to Consensi™’s commercial prospects than a possible short-term delay in obtaining marketing approval. The results of the Phase III/IV renal function clinical trial validated the beneficial blood pressure reducing effects demonstrated by Consensi™ in its initial efficacy study in an additional clinical population beyond that included in the original Phase III trial. The Phase III/IV study evaluated patients with chronic hypertension, while the initial Phase III clinical trial included only newly diagnosed hypertensive patients. These results indicate a potentially expanded patient target market for Consensi™. Additionally, the results of the Phase III/IV study also demonstrated that when patients with chronic hypertension are treated with Consensi™, their renal function, as assayed by serum creatinine, improves over time. As renal toxicity is a significant issue for patients being treated with the entire class of NSAID drugs, this clinical finding could also differentiate Consensi™ from other NSAIDs.

During the NDA review period, as is common for NDA reviews, we have been responding to FDA information requests on an ongoing basis. In light of such information requests, we cannot make assurances that the FDA will not require us to submit additional data, or complete additional studies in connection with Consensi™, prior to considering the issuance of marketing approval for Consensi™. For example, as part of the NDA review process the FDA has asked us to provide additional data in connection with the chemistry of the over-encapsulation of the pills given to the patients in the Phase III clinical trial. Such requests and other possible requests for additional data or studies, as well as the possibility that the FDA may consider the submission of the Phase III/IV renal function trial clinical study report to be a major amendment to the NDA which would allow the FDA to extend the PDUFA date by up to 90 days, may delay the FDA approval of our NDA, and otherwise impact the NDA submission for Consensi™ in a manner not currently known to us. In any event, however, we still anticipate receiving approval from the FDA to market Consensi™ later this year. As a result of this timing and because Consensi™ combines the treatment of osteoarthritis by celecoxib with amlodipine besylate, which treats the side effect of hypertension, and that when patients with chronic hypertension are treated with the two components of Consensi™, their renal function, improves over time, and as renal toxicity is a significant issue for patients being treated with the entire class of NSAID drugs, we believe that Consensi™ may be an attractive alternative to the marketed generic versions of Celebrex® and other NSAID drugs

Research and Development – KIT 302

Consensi™ is a fixed dose combination drug comprised of known and approved-for-use components, the combination of which is intended simultaneously to treat the pain caused by osteoarthritis and reduce blood pressure, thereby offsetting a side effect caused by the use of NSAIDs for osteoarthritis. Following discussions with the FDA, the FDA approved a development design in accordance with the 505(b)(2) NDA track. The FDA did not require us to perform pre-clinical trials in animal models, and therefore we are required only to conduct a single Phase III clinical trial and standard pharmacokinetic trials and bioequivalence trials.

For the development of Consensi™, we performed a double blind, placebo controlled, Phase III clinical trial for testing the decrease of hypertension in patients receiving the two components of our Consensi™ therapeutic candidate. This trial was performed in the U.K. in four groups of twenty-six (26) to forty-nine (49) patients (a total of 152 patients), with each patient treated over a total period of two weeks. Group One was treated with the two components of Consensi™ (celecoxib and amlodipine besylate), Group Two was treated with a standard drug available in the market for treating hypertension (amlodipine besylate, one of the components of Consensi™), Group Three was treated with celecoxib only, and Group Four received a double placebo. The trial began in June 2014, and the final patient completed the study in November 2015.

The purpose of the trial was to show that a combination of the two components of Consensi™, as demonstrated in Group One, lowered blood pressure by at least 50% as compared to the reduction in blood pressure in patients in Group Two (treatment with amlodipine besylate only). We were not required by FDA to demonstrate or measure efficacy in treatment of pain caused by osteoarthritis. Group Three and Group Four were included for control purposes and would not be considered in evaluating the primary efficacy endpoint. The trial was conducted with off-the-shelf drugs. Consensi™, our combination drug, was being developed in parallel by Dexcel Ltd., or Dexcel. The trial was conducted with only one dosage of amlodipine besylate (10 mg), although based on the SPA signed with the FDA, we expect that having conducted a trial with this dosage only, will be sufficient to seek marketing approval from the FDA for three dosages (10mg, 5 mg, and 2.5 mg), each combined with 200 mg of celecoxib. We announced the top line trial results in December 2015, showing that we successfully met the primary efficacy endpoint of the trial protocol as approved by the FDA. Data from the trial further revealed that Consensi™ tended to reduce blood pressure more than the widely used hypertension drug amlodipine besylate alone.

The trial’s interim results demonstrated that the number of 152 patients treated was adequate to provide statistical validity and therefore, the results were final. These final results showed that in patients treated with amlodipine besylate only, there was a mean reduction in daytime systolic blood pressure of 8.8 mm Hg. In patients treated with Consensi™’s two components, there was a mean reduction in daytime systolic blood pressure of 10.6 mm Hg. Therefore, the primary efficacy endpoint of the study has been successfully achieved with a p value of 0.001.

Additional data from the trial results showed that favorable blood pressure effects of Consensi™’s two components were present in all blood pressure variables measured in the study. The data indicated that the blood pressure reduction synergy seen with combining celecoxib and amlodipine, is seen not only in the study’s primary efficacy endpoint of daytime systolic blood pressure, but was also seen from daytime diastolic blood pressure measurements and in all other blood pressure variables. After two weeks of treatment, the reduction with daytime diastolic blood pressure measurements with amlodipine alone was 5.5 mm Hg, while for patients treated with Consensi™’s components the reduction was 7.6 mm Hg. For nighttime systolic blood pressure after two weeks of treatment, the reduction with amlodipine therapy alone was 6.3 mm Hg, while for patients treated with Consensi™’s components the reduction was 10.7 mm Hg. For nighttime diastolic blood pressure after two weeks of treatment, the reduction with amlodipine besylate alone was 3.1 mm Hg, while for patients treated with Consensi™’s components the reduction was 7.2 mm Hg. Thus, the synergy in blood pressure reduction demonstrated with Consensi™’s two components was present at all times of day and with both blood pressure measures. Although celecoxib when combined with amlodipine appears to have a synergistic effect in lowering blood pressure, it appears to have the opposite effect when administered by itself.

In July 2017 we submitted the New Drug Application (NDA) for marketing approval of Consensi™ to the U.S. Food and Drug Administration (FDA), and on October 2, 2017 we announced that the FDA filed the NDA, thereby granting a full review. In connection with its determination that our application is sufficiently complete to permit a substantive review, the FDA, under the Prescription Drug User Fee Act (PDUFA), has set a target date of May 31, 2018 to complete its review.

In addition, in connection with our Development Services Agreement with Dexcel, pursuant to which Dexcel developed the formulation for Consensi™ and performed the subsequent stability testing and manufacturing scale-up in quantities adequate for submission of an NDA to the FDA, Dexcel performed conclusive pharmacokinetic (PK) bioequivalence (BE) studies. The objective of these studies was to check the pharmacokinetics of the combination drug in order to show that the blood levels achieved with our combination are equivalent to those obtained with the individual components.

The PK Studies were conducted under both fed and fasted conditions, using the 10 mg amlodipine component, and compared the PK of Consensi™ containing the higher dosage (10 mg) of amlodipine to off-the-shelf branded 200 mg celecoxib capsules and 10 mg amlodipine tablets. The results demonstrated that for both the Cmax (the maximum blood level achieved) and AUC (the area under the concentration-time curve for drug levels), the 90% confidence intervals for both the amlodipine and celecoxib components of Consensi™ were documented to be between 80% and 125% of the values obtained with the off-the-shelf drugs, thus meeting the FDA’s standard for establishing bioequivalence. A similar PK bioequivalence study for Consensi™, containing a lower dosage (2.5 mg) of amlodipine, was also completed, and showed similar bioequivalence results to those found in the Final PK Study.

The Phase III clinical trial for Consensi™ was conducted in medical centers in the United Kingdom on the basis of approvals received from the British Regulatory Authority (MHRA) and the U.K. ethics committees.

Additional data from the Phase III clinical trial of Consensi™ also suggested beneficial effects on renal (kidney) function, as compared to negative effects on renal function caused by other NSAIDS. Greater reduction in plasma levels of creatinine was observed in patients in the Consensi™’s two components arm (-3.22 umol/L) compared to creatinine reduction observed in patients in the amlodipine arm (-2.55 umol/L), suggesting better renal function. In addition, peripheral edema, a known side effect of calcium channel blockers such as amlodipine, was reported in 15.6% of patients receiving amlodipine alone, but in only 8.2% of patients receiving Consensi™’s two components, suggesting that Consensi™ may protect against the amlodipine side effect of causing fluid retention by the kidneys. It is recognized that such an effect could explain at least in part, the synergistic blood pressure reducing effect of Consensi™ over therapy with amlodipine alone.

Although not intended as part of the information to be included in our new drug application that we submitted for the marketing clearance by the FDA of Consensi™, we completed conducting a Phase III/IV clinical trial designed to validate and better quantify these potential beneficial renal effects. The trial was designed to explain the synergistic antihypertensive effect, where the reduction in blood pressure demonstrated with Consensi™’s two components was greater than that observed with amlodipine alone. Accordingly, we conducted a double blind, placebo controlled, clinical trial intended statistically to demonstrate Consensi™’s effects on renal and vascular function, while providing us with data with respect to Consensi™ in addition to the data of the Phase III clinical trial, by utilizing a primary efficacy end-point in the renal function clinical trial comparable to that of the Phase III clinical trial. The trial was performed in the U.K. in three groups of 8 to 49 patients (and a total of 104 patients), with each patient treated over a total period of two weeks. Group One received a placebo, Group Two was treated with a standard drug available in the market for treating hypertension (amlodipine besylate, one of the components of Consensi™), and Group Three was treated with the two components of Consensi™ (celecoxib and amlodipine besylate). The primary efficacy endpoint of the trial was to show that Consensi™ lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients treated with amlodipine besylate only. Secondary endpoints included various parameters of renal function.

The Phase III/IV renal function clinical trial for Consensi™ was conducted in medical centers in the United Kingdom on the basis of the approval of the British Regulatory Authority (MHRA), as well as the approvals of the relevant U.K. ethics committees.

We estimate that the total cost of all service providers with respect to the Phase III/IV renal function clinical trial, will amount to approximately $1.8 million.

In October 2017, we announced that Phase III/IV renal function clinical trial, successfully met its primary efficacy endpoint. Data from the trial demonstrated that Consensi’s™ two components lowered systolic blood pressure a comparable amount to amlodipine besylate, thus meeting the trial’s primary efficacy endpoint of achieving at least 50% of the amlodipine reduction (p=0.019). The study also demonstrated that treatment with Consensi’s™ two components led to a statistically significant reduction of serum creatinine, a marker of renal function, from its baseline value (p=0.0005). In contrast, neither amlodipine besylate nor placebo lowered creatinine to a statistically significant level. When comparing the effect of Consensi’s™ two components to amlodipine besylate in lowering creatinine, it was found that Consensi’s™ two components enhanced the creatinine reduction by an average of 102% over that achieved with amlodipine besylate alone, although there was a slight, but statistically insignificant, increase in the rate of edema in the treatment arm containing Consensi’s™ two components. Although the Phase III/IV renal function clinical trial was not required as part of the initial Consensi™ NDA submission to the FDA, we delivered the initial study results data to the FDA shortly following completion of the study, and we expect to submit the completed Phase III/IV renal function clinical study report to FDA within six to eight weeks of this Annual Report on Form 20-F. The FDA has indicated to us that a submission of this report at such time could possibly result in the extension of the PDUFA date by up to an additional 90 days, but have not definitely indicated that they would extend the PDUFA date. Our management is of the view that the submission of the Phase III/IV renal function clinical study report to the FDA has the potential to strengthen the drug’s labeling and support future marketing of Consensi™, and that the potential labeling and marketing benefits that could be derived from submission of the Phase III/IV renal function clinical study report to the FDA are substantially more important to Consensi™’s commercial prospects than a possible short-term delay in obtaining marketing approval. The results of the Phase III/IV renal function clinical trial validated the beneficial blood pressure reducing effects demonstrated by Consensi™ in its initial efficacy study in an additional clinical population beyond that included in the original Phase III trial. The Phase III/IV study evaluated patients with chronic hypertension, while the initial Phase III clinical trial included only newly diagnosed hypertensive patients. These results indicate a potentially expanded patient target market for Consensi™. Additionally, the results of the Phase III/IV study also demonstrated that when patients with chronic hypertension are treated with Consensi™, their renal function, as assayed by serum creatinine, improves over time. As renal toxicity is a significant issue for patients being treated with the entire class of NSAID drugs, this clinical finding could also differentiate Consensi™ from other NSAIDs.

During the NDA review period, as is common for NDA reviews, we have been responding to FDA information requests on an ongoing basis. As part of the NDA review process the FDA has asked us to provide additional data in connection with the chemistry of the over-encapsulation of the pills given to the patients in the Phase III clinical trial, and we are preparing the data requested for submission to the FDA. However, we cannot make assurances that the FDA might not require us to submit additional data, or complete additional studies in connection with Consensi™, prior to considering the issuance of marketing approval for Consensi™. Such requests and other possible requests for additional data or studies, as well as the possibility that the FDA may consider the submission of the Phase III/IV renal clinical study report to be a major amendment to the NDA which would allow the FDA to extend the PDUFA date by up to 90 days, may delay the FDA approval of our NDA, and otherwise impact the NDA submission for Consensi™ in a manner not currently known to us.

Competitive Treatments for Pain Caused by Osteoarthritis

The competition for Consensi™ is expected to come from the oral anti-arthritic market, or more specifically the traditional non-selective NSAIDs (such as naproxen and ibuprofen), traditional NSAID/gastroprotective agent combination products or combination product packages (such as Vimovo®, Arthrotec®, Prevacid® and NapraPAC™) and the most common COX-2 inhibitor in the U.S. market, Celebrex® (including generic versions of Celebrex®). In 2017 global sales of Celebrex® (not including generic versions of Celebrex®) were $775 million out of which $164 million were recorded in the US, $28 million in Europe, and $583 million in the rest of the world.

Due to the voluntary withdrawal of Vioxx® by Merck & Co. in September 2004, the FDA ordered the withdrawal of Bextra® by Pfizer and issued a Public Health Advisory in April 2005, requiring manufacturers of all prescription products containing NSAIDs to provide warnings regarding potential adverse cardiovascular events as well as life-threatening gastrointestinal events associated with the use of NSAIDs. Moreover, subsequent to an FDA advisory committee meeting in February 2005 that addressed the safety of NSAIDs, and, in particular, the cardiovascular risks of COX-2 selective NSAIDs, the FDA has indicated that long-term studies evaluating cardiovascular risk will be required to approve new NSAID products that may be used on an intermittent or chronic basis. We believe that Consensi™ has a competitive advantage over other drugs in the market because, as a COX-2 inhibitor, it has limited gastrointestinal side effects, and due to the addition of amlodipine besylate it is designed to address existing hypertension and the cardiovascular side effects of NSAIDs.

License Agreement for Territory of South Korea

On March 8, 2017, we announced that the Company signed a definitive License Agreement Consensi™, for the territory of South Korea, with Kuhnil Pharmaceutical Co., Ltd. (“Kuhnil”), a South Korean pharmaceutical company. Upon receipt of marketing authorization in South Korea, Kuhnil will have the exclusive right and license to manufacture, distribute and sell Consensi™ in South Korea. Kuhnil will be responsible for seeking regulatory approval for Consensi™ in South Korea. Under the terms of the license agreement, Kitov is entitled to receive milestone payments upon achievement of certain predefined regulatory milestones, as well as double digit royalties in a range between ten and twenty percent of net sales. The initial term of the definitive agreement with Kuhnil is for ten years from the date of first commercial sale and shall automatically renew for an additional one-year term. Commercial launch in South Korea is estimated to take place in 2019.

In addition to our internal business development team, we have engaged consultants who are assisting us with finding other potential collaboration partners for Consensi™ in various markets world-wide, with a current emphasis on the North American and Asian markets, particularly China.

NT219

In January 2017, we acquired a majority of the shares in TyrNovo which is developing the NT219 therapeutic candidate. NT219 is a small molecule that presents what we believe is a new concept in cancer therapy by promoting the degradation of two oncology-related checkpoints, Insulin Receptor Substrates (IRS) 1 and 2 as well as the inhibition of Signal Transducer and Activator of Transcription 3 (STAT3). In pre-clinical trials in PDX models, NT219, in combination with several approved cancer drugs, displayed potent anti-tumor effects and increased survival in various cancers by preventing the tumors from developing resistance to the approved drug treatments and re-sensitizing tumors to the approved drugs even after resistance is acquired. The NT219 technology has been tested in a number of Patient-Derived Xenograft (PDX) models where human primary cancer cells or biopsies are taken and transplanted into mice and then used to test various cancer drugs.

Below is a summary of our current projected timeline for the development of NT219:

Current Status	2018	2019
Efficacy demonstrated in various PDX models. Additional experiments ongoing. Academic collaborations established. Held pre-IND meeting with FDA CMC work and toxicology studies initiated.

Complete GLP manufacturing of drug for pre-clinical and toxicology studies.

Conduct cGMP manufacturing of drug for IND and clinical trials.

Complete preclinical studies.

Conduct GLP toxicology studies.

Submit IND. Initiate clinical trials.

Background on Cancer Drug Resistance

The following are high-level summaries of the therapeutic areas we are currently investigating for NT219:

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

STAT3. Signal Transducer and Activator of Transcription 3 (STAT3) plays crucial roles in several cellular processes such as cell proliferation and survival, and has been found to be aberrantly activated in many cancers (such as NSCLC, pancreatic cancer and many others). Much research has explored the leading mechanisms for regulating the STAT3 pathway and its role in promoting tumorigenesis. Evidence suggests that feedback activation of STAT3 plays a prominent role in mediating drug resistance to a broad spectrum of targeted cancer therapies and chemotherapies (such as inhibitors of EGFR, MEK, ALK, as well as 5FU, Oxaliplatin and SN-38).

Mechanism of Action – NT219

The NT219 therapeutic candidate is a small molecule that we believe presents a new concept in cancer therapy, acting as a dual inhibitor of IRS and STAT3, both of which play major roles in cancer and drug resistance. While targeted anti-cancer drugs inhibit the “ON” signal, NT219 activates the “OFF” switch, leading to the degradation of IRS-1 and IRS-2 and extensively blocking major oncogenic pathways.

IRS down-regulation can be mediated by several oncogenic pathways (EGFR, MAPK, mTOR, etc.). Blockade of these pathways by various drugs, could inhibit serine phosphorylation of IRS, leading to the activation of IRS to AKT survival bypass. Therefore, elimination of IRS1/2 by NT219 potentially could prevent resistance and prolong the tumor’s response to various targeted drugs, as depicted below:

There have been reports in peer reviewed academic literature describing the involvement of Insulin-like Growth Factor-1 Receptor (IGF1R) up-regulation in drug-resistance. In these cases, blockage of IGF1R direct substrates, IRS1/2, by NT219 could potentially overcome drug resistance.

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

Efficacy of NT219 was demonstrated in combination with three major families of oncology drugs:

1)	Antibodies such as the anti-epidermal growth factor receptor (EGFR) antibody (Erbitux®) and the immuno-oncology anti-PD1 antibody (Keytruda®);

2)	Kinase Inhibitors such as blockers of EGFR (Tagrisso®, Tarceva®), MEK (Mekinist®), Mutated BRAF (Zelboraf®), and mTOR (Afinitor®); and

3)	Chemotherapy agents such as Gemzar®, 5FU, and Oxaliplatin.

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

The above are examples only, and do not serve as indication of the nature of the cancers that we expect NT219 to be tested on, or to eventually assist in treating. Based on our pre-clinical work and pre-IND correspondence with the FDA, we are considering initiating NT219 clinical studies in combination with gemcitabine (GemzarTM) for the treatment of pancreatic cancer and/or in combination with osimertinib (TagrissoTM) for the treatment of non-small cell lung cancer (NSCLC).

In November 2017 we announced that TyrNovo received the FDA’s response to the NT219’s pre-IND submission package. The FDA has agreed to the proposed Chemistry Manufacturing and Controls (CMC), preclinical, and clinical development plans for NT219. For the clinical development plan, the FDA agreed with TyrNovo’s proposed development plan to test NT219 in combination with gemcitabine for the treatment of advanced pancreatic cancer. The FDA further agreed that the initial clinical trial with NT219 will be a Phase I/II clinical trial, and that “the overall design of proposed first-in-human trial appears reasonable”. The FDA further agreed that one-month animal toxicology studies for NT219 alone would be sufficient to support the IND and that no toxicology studies of NT219 together with gemcitabine would be necessary. We are moving forward with these development plans and based on our current development plans, we expect to submit the IND during the first half of 2019. Initially we will test NT219 in combination with gemcitabine on advanced pancreatic cancer patients, based on our consistent encouraging results in preclinical PDX models. Our long-term strategy is to develop NT219 in combination with other oncology drugs and for additional oncology indications, by ourselves or in collaboration with potential strategic partners.

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

While, based on our results in preclinical PDX models, we are considering to initially test NT219 in combination with gemcitabine on advanced pancreatic cancer patients, our long-term strategy is to also develop NT219 for use in combination with other oncology drugs and for additional oncology indications in collaboration with potential strategic partners. Since we have not yet finalized our complete selection of the clinical indications, and the final target drugs have not been chosen to be administrated in combination with NT219, we are at this stage unable to determine the future competitive landscape of this therapeutic candidate.

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

Kitov

Kitov Pharma owns two U.S. patents and we expect to be pursuing additional international patent applications relating to our lead drug candidate, Consensi™. The following is a brief description of Kitov Pharma’s patent and trademark-related intellectual property:

On August 10, 2016, we announced that the United States Patent and Trademark Office (USPTO) issued patent #9,408,837 covering Consensi™. The patent, entitled “Ameliorating Drug-Induced Elevations In Blood Pressure By Adjunctive Use Of Antihypertensive Drugs,” was issued on August 9, 2016 and is expected to have a term that can extend to February 28, 2030. The patent includes claims covering methods of ameliorating celecoxib-induced elevation of blood pressure by administering celecoxib and amlodipine separately or in combination.

On May 30, 2017 the USPTO issued patent #9,662,315 covering an oral dosage composition which includes both celecoxib and amlodipine.  This patent was a divisional of the ’837 patent and its term will run concurrently with that patent.

On July 6, 2017, we filed a U.S. provisional application in partnership with Dexcel, Ltd. which is related to pharmaceutical formulations of celecoxib and amlodipine and methods of preparing the same. We will be filing an international application based on the U.S. provisional application by July 6, 2018, and will proceed with filings in various countries and jurisdictions based on the international application in 2019.

In December 2017 we announced that the FDA had granted permission to use the trademark Consensi™, subject to receipt of marketing approval from the FDA for the therapeutic candidate. In January 2018 we received from the USPTO a notice of allowance for the trademark Consensi™.

TyrNovo

TyrNovo’s patent and patent application portfolio includes five patent families, covering compounds that modulate protein kinase signaling and their use in treatment of protein kinase related disorders, including cancer and neurodegenerative disorders.

●	Patent Family 1 was filed on December 4, 2007 (PCT filing date). The priority date is December 4, 2006. This family is directed to compounds modulating the insulin like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. National phase counterparts exist in Europe (EP 2125712) and the United States (US 8,058,309), both of which are now granted. EP 2125712 has a maximum term of December 4, 2027, while US 8,058,309 has a maximum term of April 2, 2028 (each not including any available patent term extension (PTE)). The European patent was validated in France, Germany, Switzerland and the United Kingdom.

●	Patent Family 2 was filed on June 7, 2009 (PCT filing date). The priority date is June 5, 2008. This family is also directed to compounds modulating the insulin like growth factor receptor signaling, and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. This patent family specifically discloses and claims NT-219. National phase counterparts exist in Europe (EP 2285774), the United States (US 8,637,575) and Israel (IL 209638), all of which are now granted. EP 2285774 and IL 209638 have a maximum term of June 7, 2029, while US 8,637,575 has a maximum term of April 2, 2028 (each not including any available PTE). The European patent was validated in France, Germany, Italy, Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 3 was filed on December 27, 2011 (PCT filing date). The priority date is December 27, 2010. This family is directed to compounds having a benzo[e][1,3]thiazin-7-one core, and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. National phase counterparts exist in Europe (EP 2658847) and the United States (US 9,073,880), both of which are now granted. EP 2658847 has a maximum term of December 27, 2031, while US 9,073,880 has a maximum term of April 9, 2032 (each not including any available PTE). The European patent was validated in France, Germany, Italy, Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 4 was filed on July 13, 2014 (PCT filing date). The priority date is July 14, 2013. This family is directed to use of the compounds disclosed in Patent Families 1-3, for the treatment of neurodegenerative diseases, including Alzheimer’s disease. National phase applications were filed in Europe (EP 3021944), the United States (US 9,770,454) and Israel (IL 243566). The European and Israeli applications are pending, while the U.S. patent is granted. Any patent issuing from this patent family will have a maximum patent term of July 13, 2034, not including any available PTE. A divisional application was filed in the U.S. and is now pending.

●	Patent Family 5 was filed on February 4, 2016 (PCT filing date). The earliest priority date is February 5, 2015. This family is directed to combinations of the compounds disclosed in Patent Families 1-3, acting as dual modulators of Insulin Receptor Substrate (IRS) and signal transducer and activator of transcription 3 (STAT3), with various targeted drug families (inhibitors of Epidermal Growth Factor Receptor (EGFR), mammalian target of rapamycin (mTOR); mitogen-activated protein kinase (MEK) or mutated B-Raf), as well as chemotherapeutic agents (Gemcitabine, 5-FU, Irinotecan and Oxaliplatin), and use of such combinations for the treatment of cancer. The combinations can be used to treat tumors that have developed resistance to these anti-cancer drugs, to prevent acquired resistance of a tumor to these drugs, or to prevent tumor recurrence following cease of treatment with these drugs. The invention further relates to the treatment of cancer using combination therapy comprising a dual modulator of IRS and STAT3, in combination with an immunotherapy agent, and can be used to sensitize a tumor to immunotherapy. National phase applications were filed in Australia (AU2016213972), Brazil, Canada (CA2975673), China (CN107250108), Europe (EP3253733), India, Israel, Japan, Korea (KR20170109589), and the United States. Application numbers provided for published applications only. All of these applications are now pending. Any patent issuing from these applications will have a maximum patent term of February 4, 2036, not including any available PTE.

●	Patent Family 6 was filed on November 16, 2017 (PCT filing date). There is no earlier priority date. This family is directed to specific combinations of the compounds disclosed in Patent Families 1 through 3 above, acting as dual modulators of certain anti-cancer mechanisms. The PCT application is currently pending, with an expected publication date of May 16, 2019. Any patent issuing from these applications will have a maximum patent term of November 16, 2037, not including any available PTE.

Exclusive License Agreement with Yissum

In August 2013, TyrNovo entered into a license agreement with Yissum Research and Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”), which was subsequently amended in April 2014 and March 2017, pursuant to which Yissum has granted TyrNovo an exclusive, license (with the right to sublicense) for the development, use, manufacturing and commercialization of products using certain patents and know-how owned by Yissum and patent applications filed by Yissum in connection with unique inhibitors of the IGF-1R Pathway (the “Yissum License Agreement”).

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

Concurrent with the release of any of our ordinary shares that were issued to Katzenell Dimant Trustees Ltd. as trustee holding such shares in escrow on behalf of us and Goldman Hirsh Partners Ltd. (GHP) in connection with our acquisition during January 2017 of GHP’s controlling interest in TyrNovo, 12% of such ordinary shares are to be transferred by GHP to Yissum as payment for the share consideration portion of the exit fee by GHP under the Yissum License Agreement. 7,904,755 of our ordinary shares issued to the trustee are expected to be released in the coming days by the trustee to GHP, and 12% or 948,570 of such ordinary shares are to be concurrently transferred by GHP to Yissum as payment for the share consideration portion of the exit fee by GHP under the Yissum License Agreement. 3,387,753 Consideration Shares will then remain held in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy certain unresolved indemnification claims and other liabilities that we may become subject to as a result of our acquisition of TyrNovo.

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

A pharmaceutical brand product’s market exclusivity is generally determined by two forms of intellectual property: patent rights held by the brand company and any regulatory forms of exclusivity to which the NDA-holder is entitled.

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

Government Regulations and Funding

Pharmaceutical companies are subject to extensive regulation by foreign, federal, state and local agencies, such as the FDA in the U.S., the Ministry of Health in Israel, or the various European regulatory authorities. The manufacture, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. Additionally, in the U.S., we must follow the rules and regulations established by the FDA requiring the presentation of data indicating that our products are safe and efficacious and are manufactured in accordance with current good manufacturing practices cGMP regulations. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted. We and our manufacturers and clinical research organizations may also be subject to regulations under other foreign, federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act.

These regulatory requirements impact our operations and differ from one country to another, so that securing the applicable regulatory approvals of one country does not necessarily imply the approval of another country. The approval procedures involve high costs and are manpower intensive, usually extend over many years and require highly skilled and professional resources.

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

The clinical testing of a drug product candidate generally is conducted in three sequential phases prior to approval, but the phases may overlap or be combined. A fourth, or post approval, phase may include additional clinical studies. The phases are generally as follows:

●	Phase I. The Phase I clinical trial is generally conducted on 8-20 healthy volunteers. Phase I clinical trials typically involve administering escalating doses of the therapeutic candidate in the healthy volunteers to assess safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer, and especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients;

●	Phase II. The Phase II clinical trial involves administering the therapeutic candidate to a small population of sick patients to identify possible adverse events, or safety risks, and preliminary indicia of efficacy for the targeted disease or condition;

●	Phase III. The Phase III clinical trial usually comprises multi-center, double-blind controlled trials in hundreds or even thousands of subjects at various sites to assess as fully as possible both the safety and the effectiveness of the drug. Specifically, the Phase III clinical trial is intended to make a comparison between the therapeutic candidate and the standard therapy and/or placebo. These trials are intended to establish the overall benefit/risk profile of the product and provide an adequate basis for product labeling; and

●	Phase IV. In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase IV clinical trials.

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

If the FDA approves one of our therapeutic candidates, we will be required to comply with a number of post-approval regulatory requirements. We would be required to report, among other things, certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling for any of our therapeutic candidates. Also, quality control and manufacturing procedures must conform to cGMP for approved drug products after our NDA is approved, if at all, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and recordkeeping requirements. If we seek to make certain changes to an approved product, such as certain manufacturing changes, we will need FDA review and approval before the change can be implemented. For example, if we change the manufacturer of a product or our API, the FDA may require stability or other data from the new manufacturer, and such data will take time and are costly to generate, and the delay associated with generating these data may cause interruptions in our ability to meet commercial demand, if any. While physicians may use products for indications that have not been approved by the FDA, we may not label or promote the product for an indication that has not been approved. Securing FDA approval for new indications is similar to the process for approval of the original indication and requires, among other things, submitting data from adequate and well-controlled studies that demonstrate the product’s safety and efficacy in the new indication. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all.

Section 505(b)(2) New Drug Applications

We have submitted an application for Consensi™, and we intend to submit applications for any other therapeutic candidates that comprise APIs of one or more previously approved drug products that we may develop in the future, via the 505(b)(2) regulatory pathway. A drug sponsor may file a 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA: a 505(b)(1) NDA. Section 505(b)(2) of the Food, Drug, and Cosmetic Act, or FDC, was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Since the studies or clinical trials have already been successfully performed and reviewed by the FDA, the 505(b)(2) NDA can expedite the approval process. Generally, the application is typically used for drug approval to treat new indications of a previously approved drug or new formulations of previously-approved products. Some examples of products that may be allowed to follow a 505(b)(2) path to approval are drugs that have a new dosage form, strength, route of administration, formulation or indication.

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

In addition, a documented SPA may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. We obtained an SPA with the FDA for our Phase III clinical trial protocol for Consensi™.

FDA Guidelines on Anti-Hypertensive Drugs

In March 2011, the FDA published a new draft guideline stating that drugs designed to be anti-hypertensive may include in the usage indication section of the package insert a statement that “Reduced blood pressure decreases the risk of suffering fatal and non-fatal cardiovascular events, mainly stroke and myocardial infarction”. We do not intend to prove through the Company’s clinical trials that the Consensi™ therapeutic candidate reduces the risk of suffering from the aforesaid diseases. Nevertheless, we expect that the said draft guideline will have a positive effect on the Consensi™ combination therapeutic candidate we are currently developing because the combination therapeutic candidate we are developing is intended to prevent hypertension. The FDA has informed us in writing that the package insert of the Consensi™ combination drug product may contain the statement provided in the draft guideline.

European Regulatory Authorities

In the event that we wish to perform trials in Europe or market or sell our ConsensiTM therapeutic candidate in Europe, we must apply to an applicable country’s regulatory authorities with a request to approve our therapeutic candidates according to the Mutual Recognition Procedure (MRP), which is a procedure applied by European Directive No. 2001/83/EC that enables access to medicinal products (drugs) in 27 countries of the European Union. The MRP approval process requires the applicant to receive approval in one of the EU countries and then apply for recognition of the other member countries to acknowledge the approval within their territory. While the Company engaged an external consultant to assist the Company in applying for regulatory approval of Consensi™ in Europe, EU regulatory authorities have indicated to us that because of the differences between EU regulations and FDA regulations regarding combination products, it would be more difficult to obtain marketing approval in the EU than in the U.S. We do not anticipate submitting a marketing application for ConsensiTM to any EU countries in the immediate future. Other therapeutic candidates, such as NT219, may be approved through either the MRP or through the Centralized Process in which a single application provides approval for all EU member states.

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

Reimbursement in the U.S.

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

Grants from the Innovation Authority, or the IIA (formerly known as the Office of the Chief Scientist or the OCS).

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 1984, or the Innovation Law, formerly known as The Law for the Encouragement of Industrial Research and Development, 1984, or the R&D Law, and IIA’s rules and guidelines, a qualifying research and development program is eligible for grants of up to 50% of the program’s research and development expenses. In general, the recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of products (and related services) developed (in whole or in part) according to, or as a result of, a research and development program funded by the IIA (at rates which are determined under the IIA’s rules and guidelines, up to the aggregate amount of the total grants received by the IIA, plus annual interest (as determined in the IIA’s rules and guidelines). Following the full payment of such royalties and interest, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after repayment of the full amount of royalties payable pursuant to the grants.

The pertinent obligations under the Innovation Law and the IIA’s rules and guidelines are as follows:

●	Local Manufacturing Obligation. The terms of the grants under the Innovation Law and the IIA’s rules and guidelines require that a company which received IIA grants, or the Recipient Company, is prohibited from manufacturing products developed using these IIA grants outside of the State of Israel without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice). If the Recipient Company receives approval to manufacture products developed with IIA’s grants outside of Israel, it will be required to pay increased royalties to the IIA, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The Recipient Company may also be subject to an accelerated royalty repayment rates. A Recipient Company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant.

●	Certain reporting obligations. A recipient of IIA grant is required to notify the IIA of certain events enumerated in the IIA’s rules and guidelines.

●	Know-How transfer limitation. The IIA’s rules and guidelines restrict the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA funded know-how outside of Israel requires prior IIA approval and in certain circumstances is subject to payment of a redemption fee to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which such fee will not exceed 600% of the grants amount plus interest). Upon payment of such fee, the know-how and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law and to the IIA’s rules and guidelines.

Approval of the transfer of IIA funded know-how to another Israeli company may be granted only if the recipient assumes all of our responsibilities towards the IIA, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel (although such transfer will not be subject to the payment of a redemption fee, such transfer will include an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation).

Approval to manufacture products outside of Israel or consent to the transfer IIA funded know-how, if requested, might not be granted or may be granted on terms that are not acceptable to us. The scope of the support received, the royalties that we have already paid to the IIA, the amount of time that has elapsed between the date on which the know-how was transferred and the date on which the IIA grants were received and the sale price and the form of transaction will be taken into account in calculating the amount of the payment to the IIA in the event of a transfer of IIA funded know-how outside of Israel.

The government of Israel does not own intellectual property rights in technology developed with IIA funding and there is no restriction on the export of products manufactured using technology developed with IIA funding. However, the know-how is subject to transfer of know-how and manufacturing rights restrictions as described above. The IIA’s approval is not required for the export of any products resulting from the IIA research or development grants. In addition, the IIA has recently published new rules and guidelines for the granting of licenses to use know-how developed as a result of research financed by the IIA to foreign entities. According to such rules, we will be required to receive the IIA’s prior approval for the grant of such use rights, and we will be required to pay the IIA certain amount in accordance with the formula stipulated under these rules and guidelines.

These restrictions may impair our ability to enter into agreements to perform or outsource manufacturing outside of Israel, or otherwise transfer or sell TyrNovo’s IIA funded know-how outside of Israel without the approval of the IIA. Furthermore, in the event that we, through TyrNovo, undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA funding pursuant to a merger or similar transaction, the consideration available to TyrNovo’s and/or our shareholders may be reduced by the amounts it is required to pay to the IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law and the IIA’s rules and guidelines may subject TyrNovo to mandatory repayment of grants received by it (together with interest and penalties) and may expose TyrNovo to criminal proceedings. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded via IIA programs and this may lead to additional royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder.

To date, TyrNovo’s technology has received grants from the IIA in a total amount of approximately NIS 5.5 million. Up until the date of this Annual Report on Form 20-F, no royalties have paid in respect to the grants received by the IIA. There is no guarantee that TyrNovo will receive any further grants from the IIA or that the grants will be in the scope received in the past.

In August 2015, an amendment to the Innovation Law, or Amendment No. 7, was enacted and which came into effect on January 1, 2016. Pursuant to Amendment No. 7, the IIA became responsible for the activity which was previously under the OCS’s responsibility. The IIA is authorized to amend the requirements and restrictions which were specified in the Innovation Law before Amendment No. 7 became effective, including with respect to ownership obligations of IIA funded know-how (including with respect to restrictions on transfer of IIA funded know-how and manufacturing activities outside of Israel), as well as royalties obligations which apply to companies that received grants from the IIA. In addition, the IIA has recently published new rules and guidelines for the granting of licenses to use know-how developed as a result of research financed by the IIA to foreign entities. According to such rules, we will be required to receive the IIA’s prior approval for the grant of such use rights, and we will be required to pay the IIA certain amount in accordance with the formula stipulated under these rules and guidelines. Although the rules which were published by the IIA as of the date of this Annual Report on Form 20-F, for the most part adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of Amendment No. 7, as of the date of this Annual Report on Form 20-F, we are unable to assess the effect on our business of any future rules which may be published by the IIA.

C.	Organizational Structure

Our corporate structure consists of Kitov Pharma Ltd., incorporated in the State of Israel, and our majority owned subsidiary TyrNovo Ltd. which we acquired in January 2017.

On April 25, 2017, the boards of directors of each of Kitov Pharma and its wholly owned subsidiary, Kitov Pharmaceuticals, approved a merger between the two entities, with Kitov Pharma remaining as the surviving entity. The respective boards of directors each determined (i) that the merger was in the best interests of the companies and their respective shareholders, (ii) that considering the financial position of the companies, no reasonable concern exists that Kitov Pharma, as the absorbing and surviving company, would be unable to fulfill its obligations to its creditors, and (iii) taking into account the abovementioned, as well as the corporate management and economic benefits to the two companies resulting from completing the merger, they approved the merger. In accordance with the Companies Law, the merger between Kitov Pharma and Kitov Pharmaceuticals did not require shareholder approvals. The merger was completed in December 2017. Kitov Pharmaceuticals was dissolved upon completion of the merger and Kitov Pharma remained as the surviving entity.

D.	Property, Plant and Equipment

All of our facilities are leased, and we do not own any real property. The principal executive offices for Kitov Pharma and TyrNovo are in a commercial office building located in the Round Tower in the Azrieli Center, Tel-Aviv, Israel. Our space during 2017 was initially in an office in the Azrieli Center which had approximately 100 square meters pursuant to a 60-month lease which commenced on January 1, 2015. During 2017, we entered into an amendment to the 60-month lease pursuant to which we returned to the landlord such 100 square meter office and instead leased from the same landlord an office on a different floor in the same building which has approximately 300 square meters. During 2017 we sub-eased portions of this larger office and we anticipate that we may in the future enter into additional short or longer term sub-leases of some of this office space. In addition, during 2017 we leased a 20 square meter office space at 11 Beit Hadfus Street, Jerusalem, Israel pursuant to a sub-lease agreement entered into on July 16, 2014 with a third party which terminated on July 31, 2017. We have no material tangible fixed assets apart from the properties described above. We believe our facilities are adequate and suitable for our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly those in “Item 3. Key Information – D. Risk Factors.” See also “Special Note Regarding Forward-Looking Statements.”

We are a biopharmaceutical company currently focused on the development of (i) Consensi™, a combination drug for the simultaneous treatment of two clinical conditions: pain caused by osteoarthritis, and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for osteoarthritis, and (ii) NT219, a small molecule that we believe presents a new concept in cancer therapy by promoting the degradation of two oncology-related checkpoints

Consensi™ is based on the generic drugs celecoxib and amlodipine besylate. Celecoxib is the active ingredient of a known and approved-for-use drug designed primarily to relieve pain caused by osteoarthritis. Celecoxib is the active ingredient in the branded drug Celebrex®. This combination is designed to simultaneously relieve pain caused by osteoarthritis and treat hypertension, which is one of the side effects of using non-steroidal anti-inflammatory drugs, or NSAIDs, for treating pain caused by osteoarthritis.

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

We intend to seek FDA approval for the commercialization of our therapeutic candidates, and where applicable through the Section 505(b)(2) regulatory path under the Federal Food, Drug, and Cosmetic Act of 1938, as amended. Where applicable, we also intend to seek corresponding regulatory paths for approval in other foreign jurisdictions. Our current pipeline consists of two clinical development therapeutic candidates: (i) Consensi™, which has recently successfully completed its Phase III clinical trial and which will be subject to review and approval by the FDA and (ii) NT219, which is in a preclinical stage. Upon and subject to receipt of the requisite approvals, we intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and/or territorial basis. We may also evaluate, on a case by case basis, co-development and similar arrangements, as well as independent commercialization of our therapeutic candidates.

On July 11, 2013, Kitov Pharma (then known as Mainrom Line Logistics Ltd.) acquired all of the issued and outstanding shares of Kitov Pharmaceuticals, in exchange for the issuance to Kitov Pharmaceuticals’ shareholders of Kitov Pharma ordinary shares constituting, immediately following such issuance, approximately 63.75% of Kitov Pharma’s then fully diluted share capital (subject to an issuance of additional amounts of Kitov Pharma ordinary shares to Kitov Pharmaceuticals’ shareholders following the attainment of a milestone in connection with our Phase III clinical trial for Consensi™, which issuance of additional shares was completed in December 2015). The acquisition was accounted for under IFRS as issued by the IASB, as a reverse merger, and therefore our consolidated financial statements presented in this Annual Report on Form 20-F include the financial results of Kitov Pharmaceuticals for the five years ended December 31, 2017, 2016, 2015, 2014, and 2013 and of Kitov Pharma for the period from July 11, 2013 to December 31, 2017. During December 2017 we completed a merger with Kitov Pharmaceuticals, with Kitov Pharma remaining as the surviving entity and Kitov Pharmaceuticals dissolved following the consummation of the merger. For more information on the merger, see Item 4.C – Organizational Structure.

History of Losses

Since commencement of our pharmaceutical research and development operations, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and will need to obtain additional funds to further develop our research and development programs. As of December 31, 2017, we had an accumulated deficit of approximately $38.6 million.

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

Other Expenses

Other Expenses represents the fair value of the rights granted to Taoz as part of the Company’s settlement with Taoz, regarding the acquisition of TyrNovo.

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

Investment and Put Option Rights

The fair value of the rights granted to Taoz as part of the Company’s settlement with Taoz, regarding the acquisition of TyrNovo were based on the Monte-Carlo Simulation method that takes into account the various parameters associated with the rights (such as the valuation of TyrNovo at milestone, the probability of reaching the milestone, volatility, etc.). Different assumptions could result in material changes to the expense amounts recorded for these options.

A.	Operating Results

Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016

Research and Development Expenses

Research and development expenses for the year ended December 31, 2017 were $4.6 million, an increase of $0.4 million, or 9.5%, compared to $4.2 million for the year ended December 31, 2016. The increase resulted primarily from expenses incurred in connection with the development of NT219 following our acquisition of TyrNovo, and reflects lower expenses for the development of Consensi™, as that project nears completion.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2017 were $6.4 million, an increase of $3.4 million, or 113%, compared to $3.0 million for the year ended December 31, 2016. The increase resulted from an increase in salaries, including share-based payments, and related expenses, directors’ fees, and approximately $900,000 in legal expenses associated with the on-going ISA Investigation and class action lawsuits.

Other Expenses

For the year ended December 31, 2017 we incurred an expense of $1.0 million as a result of rights granted to Taoz as part of our settlement with Taoz, regarding the acquisition of TyrNovo. There were no Other Expenses for the year ended December 31, 2016.

Operating Loss

Operating loss increased to $12.0 million during the year ended December 31, 2017 from $7.2 million during the year ended December 31, 2016 primarily due to the increases in Research and Development Expenses, General and Administrative Expenses, and Other Expenses, as described above.

Finance Expenses, net

 Finance income, net for the year ended December 31, 2017 was $102,000, an increase of $25,000, or 33%, compared to $77,000 for the year ended December 31, 2016 and was primarily related to income from bank deposits, net of exchange rate differences. In addition, for the year ended December 31, 2017, we incurred an expense of $1.0 million and for the year ended December 31, 2016 we incurred an expense of $5.0 million, related to the fair value adjustments of warrants resulting from the warrants’ ratchet anti-dilution provisions. The ratchet for our July 2017 private placement non-traded warrants expired on January 14, 2018, and the ratchet for our 2016 Series A warrants expired on November 25, 2016. See Note17 to the financial statements.

Loss for the Period

Our net loss before finance expenses due to fair value adjustments of derivative instruments for the year ended December 31, 2017 amounted to $12.0 million, compared with a loss of $7.2 million for the year ended December 31, 2016.

In addition, for the year ended December 31, 2017, we incurred a non-cash expense of $1.0 million and for the year ended December 31, 2016, we incurred a non-cash expense of $5.0 million due to the change in the fair value of derivative instruments. For the year ended December 31, 2017 this change in fair value related primarily to non-traded warrants issued in a private placement in July 2017, and for the year ended December 31, 2016 this change in fair value related primarily to our Series A Warrants, both of which warrants included anti-dilution protection. The anti-dilution protection for our July 2017 private placement non-traded warrants expired on January 14, 2018, and the anti-dilution protection for our Series A warrants expired on November 25, 2016.

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

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2016 were $3.0 million, an increase of $1.5 million, or 99%, compared to $1.5 million for the year ended December 31, 2015. The increase resulted from an increase in salaries and related expenses, including the addition of our Vice-President of Business Development, and expenses related to our securities being listed on the NASDAQ since November 2015.

Operating Loss

Operating loss increased to $7.2 million during the year ended December 31, 2016 from $4.1 million during the year ended December 31, 2015 primarily due to the increases in Research and Development Expenses and General and Administrative Expenses, as described above.

Finance Expenses, net

Finance income, net for the year ended December 31, 2016 was $77,000 and is primarily related to income from bank deposits, net of exchange rate differences. In addition, we recorded a net expense of $ 5.0 million due to the net change in the fair value of derivatives. Finance expense, net for the year ended December 31, 2015 was $133,000 and was primarily related to exchange rate differences.

Loss for the Period

Our net loss before finance expenses due to fair value adjustments of derivative instruments (primarily our Series A Warrants traded on NASDAQ) for the year ended December 31, 2016 amounted to $7.2 million, compared with a loss of $4.1 million for the year ended December 31, 2015.

In addition, we incurred a non-cash expense of $5.0 million due to the change in the fair value of derivative instruments. This change in fair value related primarily to our Series A Warrants which included anti-dilution protection. The anti-dilution protection expired in November 2016.

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

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we also elected or may elect to rely on other exemptions, including without limitation, not (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion ; (b) the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering on NASDAQ on November 25, 2015; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

B.	Liquidity and Capital Resources

Our therapeutic candidates are in the research and development stage and therefore do not generate revenues. Since commencement of our operations as a pharmaceutical research and development company, our activities have been financed by equity offerings and private loans. We have raised an aggregate of approximately NIS 4.1 million (approximately $1.137 million) from private loans (all of which have been repaid) and gross proceeds of approximately NIS 33.5 million (approximately $9.2 million based on the representative rates of exchange on the dates of the closings, March 3, 2014, September 3, 2014, and March 30, 2015) from our public offerings on the TASE, approximately $13.0 million from our initial public offering on NASDAQ in November 2015 (described below), approximately $12.0 million for our follow-on public offering on NASDAQ in July 2016 (described below) and approximately $3.5 million from a registered direct offering in July 2017 (described below). The proceeds from the public and registered direct offerings were used to repay the private loans, to fund our ongoing operations, and to acquire TyrNovo. As of December 31, 2017, we had on hand approximately $7.4 million in cash and cash equivalents, and in short term deposits.

We believe that our current cash and cash equivalents are sufficient to complete the research and development of Consensi™ until its anticipated approval for marketing by the FDA in 2018 and to fund our planned research and development costs for NT219 for the next 12 months, by which time we expect to reach the IND stage. Since we do not know when we will begin to generate significant revenues from our therapeutic candidates, if ever, should we decide to develop any additional therapeutic candidates, we may need substantial additional funds to acquire, develop, and/or commercialize such therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our long term capital requirements will depend on many factors, including:

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

Cash Flow

Operating activities

For the year ended December 31, 2017, net cash flow used in operating activities was approximately $8.6 million compared to approximately $6.3 million for the year ended December 31, 2016. The increase of $2.3 million in net cash flow used in operating activities was due to increased Research and Development and General and Administrative expenses described above. The cash used in operating activities consisted of expenses associated with the preparation of our New Drug Application for Consensi™, expenses for our Phase III/IV renal function clinical trial, expenses for the development of NT219 following the acquisition of TyrNovo, and approximately $900,000 in legal expenses associated with the on-going ISA Investigation and class action lawsuits. This amount includes approximately $135,000 paid by us on behalf of our underwriters for their legal defense costs in connection with the California putative class actions, pursuant to our indemnification obligations in the agreements with our underwriters.

We had no significant investment activities during the years ended December 31, 2017, 2016, and 2015 other than our acquisition in January 2017 of a majority ownership interest in TyrNovo from its majority shareholder. The cash portion of the consideration was approximately $2 million.

Financing activities

For the year ended December 31, 2017, financing activities consisted of net proceeds from the issuance of ADSs in a registered direct offering together with unlisted, unregistered warrants in a concurrent private placement for approximately $3.5 million, compared to the issuance of Class A units, each consisting of one ADS and a public warrant, and Class B units, each consisting of a pre-funded warrant, and a public warrant, on NASDAQ for approximately $12.0 million, for the year ended December 31, 2016. The proceeds from the share issuances in 2016 and 2017 were used to finance the activities related to the submission and filing of the NDA for Consensi™, the Phase III/IV renal function clinical trial for Consensi™, as well as the acquisition of Kitov Pharma’s controlling stake in TyrNovo in January 2017, and the subsequent development expenses for NT219.

As of December 31, 2017 Kitov Pharma had no borrowings.

As of December 31, 2017, and as of the date of this Annual Report on Form 20-F, we had no commitments for capital expenditures.

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

From the commencement of the pharmaceutical research and development activities of Kitov Pharmaceuticals through December 31, 2017, and of TyrNovo from January 2017 through December 31, 2017 we have incurred research and development expenses of approximately $15.0 million. Set forth below is a summary of the research and development costs for the years ended December 31, 2017, 2016 and 2015. Virtually all of the costs were incurred in connection with the development of Consensi™, and subsequent to the acquisition of TyrNovo in January 2017, in connection with the development of NT219.

	Year Ended December 31
	2017	2016	2015	Total
	(U.S. dollars in thousands)
Total research and development expenses	4,640	4,180	2,560	11,380

In addition to the major cost of pre-clinical trials, clinical trials, and CMC development, research and development expenses include consulting expenses for regulatory and project management work required for development of our therapeutic candidate portfolio. Set forth below is a summary of our research and development expenses based on the type of expenditure.

	Year Ended December 31
	2017	2016	2015
	(U.S. dollars in thousands)
Payroll expenses - related party	1,634	652	321
Sub-contractors	3,006	3,528	2,239

	4,640	4,180	2,560

In April 2014, we entered into an agreement with Dexcel for the development of the drug formulation for Consensi™ and its manufacture in quantities sufficient to support the filing of an NDA with the FDA (see “Item 10. Additional Information– C. Material Contracts – Development Services Agreement with Dexcel”). We therefore began incurring costs in 2014 for the development of the drug formulation for Consensi™.

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our therapeutic candidates for potential commercialization. We estimate a total remaining cost of approximately $0.5 million of research and development expenses related to Consensi™, including for finalizing our Phase III/IV renal function clinical trial and $4.0 million for studies and pre-clinical trials related to TyrNovo’s NT219.

While we are currently focused on advancing our therapeutic candidates, Consensi™ and NT219, our future research and development expenses will depend on the success of the preclinical and clinical trials for each therapeutic candidate, as well as available resources and the ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – If we and/or our potential commercialization partners are unable to obtain FDA or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.”

As we obtain results from preclinical and/or clinical trials, we may elect to discontinue or delay development and preclinical and/or clinical trials for certain therapeutic candidates in order to focus our resources on more promising therapeutic candidates or projects. Alternatively, we may elect to expend more resources for our current therapeutic candidates than currently anticipated. Completion of preclinical and/or clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Regulatory Matters.”

We expect our research and development expenses to increase from their current levels as we continue the advancement of our preclinical and/or clinical trials and therapeutic candidates’ development, including the development of NT219. The lengthy process of completing CMC and/or preclinical and/or clinical trials and seeking regulatory approvals for our therapeutic candidates requires substantial expenditures. Any failure or delay in completing preclinical and/or clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty if and when we would recognize any net revenues from our therapeutic candidates.

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

Since 2010, the opioid epidemic in the United States has increasingly been recognized as a major cause of death. The CDC estimates that from 2010 to 2016 over 600,000 Americans died from opioid overdoses. As a result, individuals, corporations, and the FDA have increasingly sought to decrease the over utilization of opioids. One method for decreasing the use of opioids is to increase the use of other analgesics. We believe that ConsensiTM could potentially replace opioids for many types of chronic pain.

It has been reported the generic drug prices have fallen since 2010. As a result, profits of generic drug companies, such as Teva Pharmaceuticals (NYSE:TEVA; TASE:TEVA), have been falling over time. With the decrease in profits, the stock prices of publicly traded generic companies have often fallen in tandem. It is unclear to us how long this trend will continue, nor what effect this might have on the marketing of ConsensiTM which, while patented, is comprised of two separate generic drug components.

E.	Off-Balance Sheet Arrangements

Acquisition of Additional Holdings in TyrNovo

In October 2017 we announced the acquisition of an additional 27% stake in TyrNovo pursuant to an agreement with certain unaffiliated minority shareholders of TyrNovo. Pursuant to the agreement, we will acquire 4,024 ordinary shares, or approximately 27% of the outstanding shares of TyrNovo (the “Newly Acquired TyrNovo Shares”). In exchange for the Newly Acquired TyrNovo Shares, we will issue to these unaffiliated minority shareholders of TyrNovo, in aggregate, 13,169,689 newly issued ordinary shares (equivalent to 658,484 ADSs) of Kitov Pharma (the “TyrNovo Minority Consideration Shares”).

Upon closing of the transaction for acquiring the Newly Acquired TyrNovo Shares, all of the TyrNovo Minority Consideration Shares will be held in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the acquisition. In addition, each of the unaffiliated minority shareholders which receives their applicable portion of the TyrNovo Minority Consideration Shares shall be required to sign a Shareholder’s Undertaking in connection with the ordinary shares of Kitov Pharma held by them containing, amongst other matters, a prohibition on transfer of such ordinary shares until one year following the closing of the share exchange transaction and certain standstill limitations. Furthermore, such shareholder shall have agreed that during for so long as such shareholder is holding our ordinary shares to be received in the share exchange transaction for their TyrNovo shares, it shall vote its Kitov Pharma ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Pharma’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Pharma a proxy to ensure compliance with such voting undertakings.

After the closing of this new share exchange transaction, which is expected to occur by March 15, 2018 and is pending receipt by the selling TyrNovo shareholders of tax approvals from the Israeli Tax Authority, and assuming no other issuances of equity by TyrNovo until such time, we will hold approximately 91.9% of TyrNovo’s issued and outstanding ordinary shares. Approximately 3.9% of TyrNovo’s ordinary shares are owned by Dr. Hadas Reuveni Ph.D., the founder and Chief Technology Officer of TyrNovo. An additional approximately 4.1% of TyrNovo’s ordinary shares are owned by Taoz.

Taoz Rights

On February 9, 2017, subsequent to the acquisition of TyrNovo, we, TyrNovo and Taoz - Company for Management and Holdings of Companies Ltd. (“Taoz”), a shareholder owning approximately 4% of TyrNovo, entered into a settlement arrangement in response to a motion filed by Taoz on January 19, 2017.

Pursuant to the settlement arrangement, the parties agreed, among other matters, as follows:

Taoz is entitled to be issued an additional 77 ordinary shares of TyrNovo, representing 0.5% of the issued and outstanding share capital of TyrNovo immediately following this issuance. The shares were issued in February 2017.

Taoz has the right during a defined period to invest an additional USD 1,750,000 (the “Deferred Investment”) by way of convertible loans, with conversion terms defined under various circumstances, including the possibility of conversion at a price per share reflecting a 30% discount off the price per share paid in a subsequent financing round, and the possibility of conversion at a price per TyrNovo share reflecting a TyrNovo company valuation of USD 13,500,000.

In the event that a defined Milestone is achieved, and Taoz did not invest the Deferred Investment, then we have the right to acquire all of Taoz’s holdings in TyrNovo at a price per share of USD 476.48.

We provided to Taoz a put option to sell to us up to 50% of the TyrNovo shares issued to Taoz, exercisable during a period of 90 days from the publication by TyrNovo of the results of Phase I clinical trials, for a price per TyrNovo share equal to US$1,600, either in our ordinary shares or, at our sole discretion, in cash; upon the expiration of the 90 day exercise period, the put option, if not exercised by Taoz, shall expire and no longer be valid.

Other than as set forth above, we are not party to any material transactions, agreements or other contractual arrangements with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2017.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands) (unaudited)

Operating Lease Obligations (1)	572	194	378		-
Purchase Obligations (2)	1,678	1,678			-
Other Long-term Liabilities (3)	1,522			1,522
Total	3,772	1,872	378	1,522	-

(1)	Reflects our office lease and car lease obligations

(2)	Reflects primarily payments payable to R&D service providers in connection with the development of NT219 in accordance with current time estimates, pursuant to our service agreements with them.

(3)	Includes long-term derivative instruments and post-employment benefit liabilities

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors, as of the date of this Annual Report on Form 20-F. The inclusion of any individual in this table does not necessarily imply that such individual is an officer or office holder as such terms are defined under applicable law.

Name	Age	Position
John Paul Waymack, M.D., Sc.D.(3)	65	Chairman of the Board of Directors and Chief Medical Officer
Isaac Israel	39	Chief Executive Officer and Director
Simcha Rock, CPA, MBA(4)(5)	68	Chief Financial Officer and Director
Gil Ben-Menachem, Ph.D., MBA(3)(5)	50	Vice President of Business Development and Director
Steven Steinberg(1)(2)	56	Independent Director
Ido Agmon, MBA(2)(3)(4)	40	Independent Director
Arye Weber(1)(2)(4)	69	Independent Director
Ran Tzror, CPA, MBA(5)	37	Independent Director
Revital Stern-Raff, CPA, MBA(1)(4)	44	Independent Director
Hadas Reuveni, Ph.D. (3)	51	Founder and Chief Technology Officer of TyrNovo

(1)	Member of Kitov Pharma audit committee
(2)	Member of Kitov Pharma compensation committee
(3)	Member of Kitov Pharma science and technology committee
(4)	Member of Kitov Pharma investment committee
(5)	Director of TyrNovo

John Paul Waymack, M.D., Sc.D. was one of the founders of Kitov Pharmaceuticals and has served as the chairman of Kitov Pharma’s board of directors and has been responsible for the medical operations of the Company as chief medical officer since July 2013. Dr. Waymack has over 20 years of experience in the biopharma field. Dr. Waymack is a former academic transplant surgeon and a former FDA medical officer, with over twenty years of experience in drug development as a consultant to major pharmaceutical companies, including Pfizer, Roche, Pharmacia, Warner Lambert and Searle. During his 10 years of academic career, Dr. Waymack published over 100 scientific essays, mainly in the fields of prostaglandins and immunology. In addition, Dr. Waymack volunteered to the U.S. Army, where he was commissioned and served as a Major in the Medical Corp. in the position of chief of surgical studies in the U.S. Army’s Institute for Surgical Research. Dr. Waymack was also an associate professor of surgery at the University of Texas Medical Branch and at the University of Medicine and Dentistry of New Jersey. Dr. Waymack serves as a member of other boards of various healthcare corporations, both board of directors and boards of advisors, both public and private. This includes serving of the board of advisors for the publicly traded Moleculin Corporation.

Isaac Israel has served as Kitov Pharma’s chief executive officer and a member of the board since October 2012. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008 Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. In providing such consulting services, Mr. Israel also provided consulting services to Capital Point Ltd. (TASE:CPTP) and serves as a member of the board of directors of various healthcare corporations, both private and public, including as chairman of the board of NextGen Biomed Ltd., which is traded on the TASE.

Simcha Rock, CPA, MBA, has served as Kitov Pharma’s chief financial officer and a member of the board since July 2013. Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a BA from Yeshiva University and an MBA from Cleveland State University.

Dr. Gil Ben-Menachem, Ph.D., MBA, has served as the Company’s vice president of business development since January 2016, as a member of the Board’s Science and Technology Committee since August 2016, as a director at TyrNovo Ltd., the Company’s majority owned subsidiary, since February 2017, and as a director of the Company since July 2017. He has over 15 years of experience in the pharmaceutical, biotechnology, and venture capital industries. Prior to joining the Company, from 2013 until 2015 he was head of innovative products at Dexcel Pharma, a large privately held Israeli pharmaceutical company. From 2012 to 2013, Dr. Ben-Menachem served as chief executive officer of OphthaliX, a company that developed drugs in the ophthalmology space. From 2008 to 2012 he served as director of business development at Teva Pharmaceutical Industries Ltd. (NYSE:TEVA; TASE:TEVA), where he was responsible for business development efforts in connection with partnering and acquisition deals for late stage innovative drug candidates. Between 2005 and 2008 he served as director of business development at Paramount Biosciences, a New York based merchant bank and biotechnology venture capital firm. Dr. Ben-Menachem received his Ph.D. from the Hebrew University, and MBA from the University of Maryland. He concluded his postdoctoral training in immunology and microbiology at the National Institutes of Health (NIH), the U.S. Department of Health and Human Services’ medical research agency.

Steven Steinberg, has served as a member of Kitov Pharma’s board since July 2016. Since April 2017, Mr. Steinberg has been an independent financial consultant. From January 2015 through March 2017, Mr. Steinberg served as the chief financial officer of Glide Talk Ltd., a technology company in the video messaging arena. From September 2013 to October 2014 he served as vice president, finance at Client Connect Ltd., a subsidiary of Conduit Ltd., and subsequent to an acquisition, of Perion Network Ltd. a NASADQ listed company. Between August 2011 and August 2013, Mr. Steinberg acted as an independent consultant, providing start-ups and as well as mature organizations with advice in financial reporting, due diligence and business models. From December 2002 until July 2011 Mr. Steinberg was employed by Answers Corporation, a NASDAQ listed company, where he served as chief financial officer. Prior to 2002 he held a number of finance and chief financial officer roles, following a ten-year period of service as an audit manager at Coopers & Lybrand (currently Price Waterhouse Coopers) in New York City. Mr. Steinberg holds a Bachelor’s Degree in Business Administration from Florida International University – School of Business Administration, and was granted a CPA license in New York State.

Ido Agmon, MBA, has served as a member of Kitov Pharma’s board since June 2016. Since 2012, Mr. Agmon has been acting as an independent consultant and investment manager, providing start-ups, investment funds and technology-based ventures with advice in strategic & financial planning, fund-raising and related business development activities. From 2014 until the end of 2016, Mr. Agmon was a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli & global biomed and technology companies, of which he was a co-founder, and where he was responsible for analysis and evaluation of investments in Israeli and global biomed companies. From 2009 until 2011, Mr. Agmon served as the CEO of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at a number of biomed ventures. From 2007 until 2009, he worked as the Director of Business Development in ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a Bachelor’s Degree in Business Administration & Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA from The Hebrew University, Jerusalem, Israel.

Arye Weber, has served as a member of Kitov Pharma’s board since January 2017. Since 2001, Mr. Weber has been the chairman of the board and sole shareholder of Scorpio Investments Ltd., a private holding company for various investments. Between 2006 and 2009, Mr. Weber was the CEO of Alonei Meitar Ltd. a TASE listed real estate development company. Between 2004 and 2008, Mr. Weber was the chairman of the board of Inventec Investments Ltd., a TASE listed real estate development company. Between 1989 and 2002, Mr. Weber was the Manager of the Securities & Investments sector at United Mizrachi Bank, and prior to 1989 he served in various securities and investments department roles at such bank. Mr. Weber has been the Chairman of the Board at B.G.I Investments (1961) Ltd., a TASE listed holding company since 2018, an external director at Capital Point Ltd., a TASE listed biotech investment company since 2013, a director at Lapidoth Israel Oil Prospectors Corp. Ltd., a TASE listed oil and gas exploration partnership since 2012, and a director at Sunny Communications Ltd. (formerly Scailex), a TASE listed investments company since 2014. Mr. Weber also serves as a member of the board of directors of various privately held corporations. In the past, Mr. Weber held director positions, including, at the Tel Aviv Stock Exchange Clearing House (chairman), Bank Mizrachi Registration Company (chairman), Mashabim United Mizrachi Bank Offerings Company Ltd., Tel Aviv Stock Exchange Ltd., Maalot Israel Rating Agency, and Excellence Investment Management Company. Mr. Weber completed various courses in investments at the Tel Aviv University, and holds an M.A. in Economics and Business Studies from the University of Kharkov, U.S.S.R. (presently Ukraine).

Ran Tzror, CPA, MBA has served as a member of Kitov Pharma’s board since March 2017. Since 2014, Mr. Tzror has been the director of S.Y Glilot Ltd., a real-estate company owned by his family. Between 2010 and 2014 he was employed by Teva Pharmaceuticals Industries Ltd. (NYSE:TEVA; TASE:TEVA) in various roles in corporate business development, the office of the CEO & President of Teva Pharmaceuticals, and as Director of the Corporate Post Merger Integration Office. Between 2007 and 2010 he was a senior associate at Somekh Chaikin Certified Public Accountants (Israel), a member firm of KPMG International. Between 2006 and 2007 he was a legal intern at the commercial division of Yigal Arnon & Co., Advocates & Notary. Mr. Tzror holds a B.A. in Accounting, Ll.B. in Law, and MBA in Financial Management from Tel-Aviv University. He also completed various courses at the Kellogg Graduate School of Management at Northwestern University in Illinois. Mr. Tzror was granted a CPA license in the State of Israel, and was also admitted as a member of the Israeli Bar Association.

Revital Stern-Raff, CPA, MBA has served as a member of Kitov Pharma’s board since March 2017. Since August 2017, Ms. Stern-Raff has been an independent financial and accounting consultant. Between 2013 and August 2017, Ms. Stern-Raff, was the Chief Financial Officer of several municipal development and community association units of the City of Giv’atayim, Israel. Between 2006 and 2013, Ms. Stern-Raff held comptroller and economist positions at Ilex Medical Ltd., a publicly-traded medical diagnostic equipment company (TASE:ILX). Prior to 2006, Ms. Stern-Raff held a number of comptroller and public accounting positions. Between 2009 and 2012, Ms. Stern-Raff was an independent director at Real Imaging Holdings Ltd., a publicly traded breast cancer diagnostics company (TASE:RIMG). Ms. Stern-Raff is a licensed CPA in Israel, and holds an M.B.A. (Finance) and B.A. (Business Administration – Information Technology and Finance) from the Rishon Letzion College of Management in Israel.

Dr. Hadas Reuveni, Ph.D. is the founder and Chief Technology Officer of TyrNovo, and has been a member of the Board’s Science and Technology Committee since February 2018. Dr. Reuveni, a co-inventor of the TyrNovo technology, received her Ph.D., Summa Cum Laude, for anti-cancer drug discovery from the Hebrew University of Jerusalem. She has been engaged with the scientific projects in TyrNovo’s portfolio since 2005 and has nearly two decades of research and development experience in biotechnology. Dr. Reuveni founded NovoTyr Ltd. a biotech start-up company which a predecessor company to TyrNovo, developing small molecules for the treatment of cancer and neurodegenerative diseases, and where between 2005 and 2012 she served as the CEO. She also founded and served as a director and chief science officer of AngioB Ltd., a start-up company that developed GPCR-based agents for multiple indications (2006-2010). Prior to these roles, she was the director of research & development at Keryx Biopharmaceuticals (NASDAQ:KRX) on 2001-2004. Dr. Reuveni has served as a scientific consultant for Integra Holdings Ltd., Campus Bio Management Ltd. and BioLineRX (NASDAQ/TASE BLRX).

B.	Compensation

Director Compensation

We currently pay Kitov Pharma’s independent directors an annual fee of $40,000 for services as a member of our Board of Directors, an additional $3,500 annual fee for service on each Board committee, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary; provided, however, that the maximum annual fee for services on our Board of Directors, on Board committees and/or on the Boards of any subsidiaries shall not exceed $47,000. Such annual fees shall be paid pro-rata for any service during part of a year. So long as the Company operates in accordance with the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, and is not required to pay non-executive directors annual and per meeting fees as set forth under the Compensation Regulations, the Company shall no longer pay any per meeting fees to its non-executive directors. Each of our Compensation Committee, Board of Directors and shareholders have also approved ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. We also reimburse the directors for any directs expenses incurred during the performance of their duties (e.g. travel; parking; telephone, meals etc.). During the year ended December 31, 2017, we paid Kitov Pharma’s independent directors NIS 768 thousand (approximately $217 thousand) in the aggregate.

In addition, during June and July 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 627,222 RSUs to be granted to each of our non-executive directors under our 2016 Equity-Based Incentive Plan (such number of ordinary shares resulting for the RSUs would comprise 31,361 of our ADSs). In order to allow for greater flexibility in reducing the tax burden of the grant, each of the applicable non-executive directors was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, to receive such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which options will have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) days prior to the Board of Directors’ approval of the terms of office and employment of each of our non-executive directors which will include the grant, converted into ordinary share values at the ratio of 1 ADS representing 20 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017, such that the exercise price of each option equals to NIS 0.3297 per one ordinary share. Each of Messrs. Agmon, Weber and Tzror elected to receive their entire award in RSUs, while each of Mr. Steinberg and Ms. Stern-Raff elected to receive 313,611 RSUs and 522,790 options. Any RSUs and/or options so granted to each of the applicable non-executive directors shall be vested quarterly over a period of 3 years beginning one year following the start date of each non-executive director’s appointment to our Board of Directors, and are exercisable for 7 years from August 1, 2017. The RSUs and/or options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs and/or options to each of the applicable non-executive directors.

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

Executive Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, the regulations governing Israeli public companies, which were promulgated under the Israeli Companies Law, requires us to disclose in the proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. The disclosure is to be made with respect to the year of the financial statements being presented at such annual general meeting, and as recorded in the Company’s financial statements for such year. This disclosure must be on an individual basis, broken out by components, and as recognized in such annual financial statements, rather than only on an aggregate basis for all office holders. This disclosure may not be as extensive as that required of a U.S. domestic issuer.

Under the Companies Law and Regulations, the compensation of Kitov Pharma’s directors with respect their service as a director, as well as their engagement in other roles (if the director is so engaged) as well as Kitov Pharma’s chief executive officer generally requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. In addition the Companies Law and Regulations requires the compensation of a public company’s executive officers (other than the chief executive officer) who are not directors at the company to be approved by, first, the compensation committee, second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s duly approved compensation policy, or compensation is approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy, or is to an executive officer who is a controlling shareholder (or certain relatives or affiliates thereof), also by the company’s shareholders. As such, the individual compensation to our directors and members of our management bodies may not necessarily be disclosed or brought for prior approval by the shareholders on an individual basis. For more information on the corporate approvals for officer compensation please see Item 6.C – Board Practices – “Compensation of Directors and Executive Officers”

The aggregate compensation paid, and benefits in-kind granted to or accrued on behalf of all of Kitov’s directors and office holders for their services, in all capacities, to us during the year ended December 31, 2017, was approximately $4.4 million. As of December 31, 2017, the total amount set aside as an actuarial estimate by us to provide post-employment benefits for certain office holders was in the aggregate amount of approximately $0.5 million. We have not set aside amounts to provide post-employment benefits for the remaining office holders.

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

The breakdown of the annual compensation received by each of Kitov’s five most highly compensated office holders (as defined in the Companies Law) for the year ended December 31, 2017, broken out by component and on an individual basis, as recorded in our financial statements for such year, are shown in the table below:

Name	Position	Salary or other payments[1] in (in $ thousands)	Bonus payments or accruals (in $ thousands)		Share-based payment (in $ thousands)[2]	Total (in $ thousands)[3]
Dr. J. Paul Waymack	Chairman of the Board	325	285	[6]	665	1,275
Isaac Israel	Chief Executive Officer and Director	339	306	[6]	534	1,179
Simcha Rock	Chief Financial Officer and Director	261	228	[6]	335	824
Dr. Gil Ben-Menachem	Vice President Business Development and Director[4]	190	44		135	369
Dr. Hadas Reuveni[5]	Founder and Chief Technology Officer of TyrNovo	211	86		-	297

1 Includes social benefits, such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law, and car lease or vehicle use reimbursement related benefits.

2 Share based payments are measured at the fair value of the service, when available. The fair value of the Company’s share options granted to employees, directors and service providers, where fair value of service was not measurable, was estimated using the fair value of Kitov Pharma’s traded warrants with similar terms, making some adjustments to reflect the specific terms of the options based on the expected duration.

3 The total compensation amounts do not include any amounts recorded for an increase in actuarial estimate calculations for post-employment benefit liabilities for the office holder. Compensation amounts which were paid or otherwise measured in NIS have been translated into US$ for purposes of this report at average representative exchange rates for the year.

4 Dr. Gil Ben-Menachem, in addition to serving as our Vice President of Business Development (since January 2016) and as a member of our Board of Directors’ Science and Technology Committee (since August 2016), was appointed as a director at TyrNovo in February 2017, and as a director of Kitov Pharma in July 2017.

5 Dr. Hadas Reuveni, who is employed by TyrNovo as its CTO, became an office holder of Kitov Pharma on January 15, 2017 by virtue of such position at TyrNovo, following our acquisition of a controlling majority stake in TyrNovo which was completed on January 13, 2017. The above amounts reflected compensation paid by us to Dr. Reuveni during 2017 commencing as of January 15, 2017.

6 For more information on the calculation of the annual bonus please see below under the description of the individual executive director’s compensation arrangements for 2017.

Consulting Agreement with Waymack Inc. (wholly owned by Dr. John Paul Waymack)

In July 2013, we entered into a consulting agreement with Waymack Inc. for the services of Dr. John Paul Waymack, one of our founders, pursuant to which Dr. Waymack provides services to us as the chairman of our board of directors, and is responsible for the medical operations of the Company as Chief Medical Officer in which capacity he reports to our board of directors. In return for Dr. Waymack’s services, as of March 2014 we paid Waymack Inc. a monthly fee of NIS 29,880 (approximately $8,690 per month based on the representative rate of exchange on June 30, 2014). Between September 2014 and December 2015, we paid Waymack Inc. a monthly fee of $14,000. During 2016, we paid Waymack Inc. a monthly fee of $20,000. Effective January 1, 2017 we are paying Waymack Inc. a monthly fee of $27,100. The service agreement may be terminated by either party upon 180 days’ advance notice to the other party. In addition to the above monthly fee Waymack Inc. is entitled to the following additional compensation:

Retirement Grant. A retirement grant of six (6) times the monthly fee upon termination of Dr. Waymack’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus based on measurable criteria:  (i) a bonus in the amount of one (1) time the monthly fee for each $5 million (gross) increase during the calendar year compared to the previous calendar year-end of our equity and/or asset value and/or market cap, but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of two (2) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of two (2) times the monthly fee for completion of a toxicology study for one of our therapeutic candidates; (v) a bonus in the amount of four (4) times the monthly fee for each target successfully achieved in a clinical trial; (vi) a bonus in the amount of three (3) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (vii) a bonus in the amount of two (2) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (viii) a bonus in the amount of two (2) times the monthly fee for publication of a scientific paper related to one of our therapeutic candidates; and (ix) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates.

The annual bonus awarded to Dr. Waymack for the year ended December 31, 2017, as recorded in our financial statements for such year, was $285,000. As disclosed in our Proxy Statement in connection with the proposals for shareholder approval of Dr. Waymack’s compensation, including the annual bonus, which was furnished to the SEC on Form 6-k on June 8, 2017 (the “Proxy Statement”), at such time we did not disclose the specific goals/targets as they were considered to be commercially sensitive and disclosure of these goals and targets at such time would be detrimental to the interests of the Company and shareholders alike, and that our compensation committee will re-evaluate the benefits associated with the disclosure of these metrics after the performance cycle has concluded provided at that time the committee deems that this information is no longer of a commercially sensitive nature. The annual bonus awarded to Dr. Waymack for 2017, was based on the maximum of nine times the monthly fee for measurable criteria, including, amongst others, the successful completion of the Phase III/IV renal clinical trial, completion the acquisition of a majority stake in TyrNovo, and the completion of the Kuhnil out-licensing transaction. In addition, our compensation committee and board of directors, as set forth in our Compensation Policy approved by our shareholders, awarded Dr. Waymack an annual bonus amount of 1.5 times the monthly fee out of a maximum of three times the monthly fee for non-measurable criteria, taking into account the contributions of Dr. Waymack to the business of the Company, considering his skills, knowledge, and expertise and their satisfaction with his performance, all in accordance with the criteria set forth in our Compensation Policy. Our compensation committee has determined that with respect to the some of the remaining specific goals/targets set for 2017, such information still remains commercially sensitive and full disclosure of these goals and targets at this time would be detrimental to the interests of the Company and shareholders alike.

Special bonus based on either a Merger Transaction or a Commercialization Transaction. A special bonus equal to:  (i) 3.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 2.0% of our valuation for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of our valuation for the layer of valuation above $50 million; provided that in any event Dr. Waymack will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $2,000,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 3.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus an additional 2.0% of cumulative revenues for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of cumulative revenues for the layer of cumulative revenues above $50 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Dr. Waymack will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Dr. Waymack will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $2,000,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million.

In the second quarter of 2016, each of our audit committee, board of directors and shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Dr. Waymack for the purchase of 3,089,066 ordinary shares (the “Initial PW Grant”) (such number of ordinary shares would comprise 154,453.3 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016; have an exercise price of NIS 0.7884 per ordinary share; and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption of a revised compensation policy in accordance with the Companies Law, which occurred in July 2017. In addition Dr. Waymack was granted an additional 2,468,759 options following our July 2016 follow-on public offering, on the same terms and conditions of the Initial PW Grant so that the sum total of his options following such public offering reflected 3.5% of our issued and outstanding shares subsequent to the offering(the “Subsequent PW Grant”); this grant was made subject to the proviso that the economic value of the total options issued to Dr. Waymack, calculated as of the date of issuance of the Subsequent PW Grant, was not in excess of the economic value of the Initial PW Grant as of the date of the approval of our board of directors for the option grants to Dr. Waymack.

In addition, in June and July of 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 4,646,091 RSUs to be granted to Dr. Waymack under our 2016 Equity-Based Incentive Plan (such number of ordinary shares resulting from the RSUs would comprise 232,305 of our ADSs). In order to allow for greater flexibility in reducing the tax burden of the grant, Dr. Waymack was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSUs, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which options shall have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) days prior to the Board of Directors’ approval of the terms of office and employment of Dr. Waymack which will include the grant, converted into ordinary share values at the ratio of 1 ADS representing 20 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price of each option equals to NIS 0.3297 per one ordinary share. Dr. Waymack elected to receive 7,745,034 options in lieu of 4,646,091 RSUs (such number of ordinary shares resulting from the options would comprise 387,251 of our ADSs). These options which were granted to Dr. Waymack shall be vested quarterly over a period of 3 years from the commencement of Dr. Waymack’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of options to Dr. Waymack.

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

Effective as of May 1, 2016, Mr. Israel increase the scope of his engagement with the Company to 100% from 80% and his base monthly consideration and linked benefits were increased proportionally. In addition as of May 1, 2016, Mr. Israel is engaged via a services agreement with Uneri Capital, provided, however, that there is no difference to our costs and expenses for such engagement as a service provider instead of as an employee. For such services we paid Uneri Capital as of such date monthly payments of NIS 68,867 (approximately $17,911) per month during 2016. Effective January 1, 2017 we are paying Uneri Capital a monthly fee of $26,250 and a car allowance at a monthly cost of up to NIS 5,000 (approximately $1,400). The fee, and all other payments derived from a multiple of the fee that we pay Uneri Capital, is paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. The service agreement may be terminated by either party upon 90 days’ advance notice to the other party. In addition, Mr. Israel is entitled to the following additional compensation:

Retirement Grant. A retirement grant of six (6) time the monthly fee upon termination of Mr. Israel’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus based on measurable criteria:  (i) a bonus in the amount of one (1) time the monthly fee for each $5 million (gross) increase during the calendar year compared to the previous calendar year-end of our equity and/or asset value and/or market cap, but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of three (3) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee for completion of a toxicology study for one of our therapeutic candidates; (v) a bonus in the amount of four (4) times the monthly fee for each target successfully achieved in a clinical trial; (vi) a bonus in the amount of two (2) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (vii) a bonus in the amount of two (2) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (viii) a bonus in the amount of two (2) times the monthly fee for publication of a scientific paper related to one of our therapeutic candidates; (ix) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates; and (x) a bonus in the amount of one (1) times the monthly fee for meeting annual budget goals.

The annual bonus awarded to Mr. Israel for the year ended December 31, 2017, as recorded in our financial statements for such year, was $306,000. As disclosed in our Proxy Statement in connection with the proposals for shareholder approval of Mr. Israel’s compensation, including the annual bonus, at such time we did not disclose the specific goals/targets as they were considered to be commercially sensitive and disclosure of these goals and targets at such time would be detrimental to the interests of the Company and shareholders alike, and that our compensation committee will re-evaluate the benefits associated with the disclosure of these metrics after the performance cycle has concluded provided at that time the committee deems that this information is no longer of a commercially sensitive nature. The annual bonus awarded to Mr. Israel for 2017, was based on the maximum of nine times the monthly fee for measurable criteria, including, amongst others, the successful completion of the Phase III/IV renal clinical trial, completion the acquisition of a majority stake in TyrNovo, and the completion of the Kuhnil out-licensing transaction. In addition, our compensation committee and board of directors, as set forth in our Compensation Policy approved by our shareholders, awarded Mr. Israel an annual bonus amount of 1.5 times the monthly fee out of a maximum of three times the monthly fee for non-measurable criteria, taking into account the contributions of Mr. Israel to the business of the Company, considering his skills, knowledge, and expertise and their satisfaction with his performance all in accordance with the criteria set forth in our Compensation Policy. Our compensation committee has determined that with respect to the some of the remaining specific goals/targets set for 2017, such information still remains commercially sensitive and full disclosure of these goals and targets at this time would be detrimental to the interests of the Company and shareholders alike.

Special bonus based on either a Merger Transaction, Fund Raise or a Commercialization Transaction. A special bonus equal to:  (i) 3.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 2.0% of our valuation for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of our valuation for the layer of valuation above $50 million; provided that in any event Mr. Israel will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $2,000,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 3.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus 2.0% of cumulative revenues above $30 million but less than $50 million, plus 1.0% of cumulative revenues above $50 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Mr. Israel will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Mr. Israel will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $2,000,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million.

In the second quarter of 2016, each of our audit committee, board of directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Israel for the purchase of 2,206,476 ordinary shares (such number of ordinary shares would comprise 110,323.8 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 0.7884 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law, which occurred in July 2017.

In addition, in June and July of 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 4,355,710 RSUs to be granted to Mr. Israel under our 2016 Equity-Based Incentive Plan to Mr. Israel (such number of ordinary shares resulting for the RSUs would comprise 217,786 of our ADSs). In order to allow for greater flexibility in reducing the tax burden of the grant, Mr. Israel was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which options shall have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) prior to the Board of Directors’ approval of the terms of office and employment of Mr. Israel which will include the grant, converted into ordinary share values at the ratio of 1ADS representing 20 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price of each option equals to NIS 0.3297 per one ordinary share. Mr. Israel elect to take the entire award as RSU’s. The RSUs which were granted to Mr. Israel shall be vested quarterly over a period of 3 years from the commencement of Mr. Israel’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs to Mr. Israel.

Consulting Agreement with Mr. Simcha Rock

In July 2013, we entered into a consulting agreement with Mr. Rock pursuant to which Mr. Rock provides services to us as our chief financial officer. In return for Mr. Rock’s services, as of March 2014, we paid Mr. Rock a monthly fee of NIS 35,000 (approximately $10,200 per month based on the representative rate of exchange on June 30, 2014). Between September 2014 and December 2016, we paid Mr. Rock NIS 50,000 (approximately $13,242) per month, as well as providing a leased company car at a monthly cost of up to NIS 3,000 (approximately $795) and to the following additional compensation. Effective January 1, 2017 we are paying Mr. Rock a monthly fee of $19,600 and a car allowance at a monthly cost of up to NIS 3,500 (approximately $975). The fee, and all other payments derived from a multiple of the fee that we pay Mr. Rock, is paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. The agreement may be terminated by either party upon 90 days’ prior notice to the other party. In addition, Mr. Rock is entitled to the following additional compensation:

Retirement Grant. A retirement grant of four (4) times the monthly fee upon termination of Mr. Rock’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus based on measurable criteria:  (i) a bonus in the amount of one (1) time the monthly fee for each $5 million (gross) increase during the calendar year compared to the previous calendar year-end of our equity and/or asset value and/or market cap, but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee for completion of a toxicology study for one of our therapeutic candidates; (v) a bonus in the amount of four (4) times the monthly fee for each target successfully achieved in a clinical trial; (vi) a bonus in the amount of two (2) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (vii) a bonus in the amount of one (1) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (viii) a bonus in the amount of two (2) times the monthly fee for meeting annual budget goals; and (ix) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates.

The annual bonus awarded to Mr. Rock for the year ended December 31, 2017, as recorded in our financial statements for such year, was $228,000. As disclosed in our Proxy Statement in connection with the proposals for shareholder approval of Mr. Rock’s compensation, including the annual bonus, at such time we did not disclose the specific goals/targets as they were considered to be commercially sensitive and disclosure of these goals and targets at such time would be detrimental to the interests of the Company and shareholders alike, and that our compensation committee will re-evaluate the benefits associated with the disclosure of these metrics after the performance cycle has concluded provided at that time the committee deems that this information is no longer of a commercially sensitive nature. The annual bonus awarded to Mr. Rock for 2017, was based on the maximum of nine times the monthly fee for measurable criteria, including, amongst others, the successful completion of the Phase III/IV renal clinical trial, completion the acquisition of a majority stake in TyrNovo, and the completion of the Kuhnil out-licensing transaction. In addition, our compensation committee and board of directors, as set forth in our Compensation Policy approved by our shareholders, awarded Mr. Rock an annual bonus amount of 1.5 times the monthly fee out of a maximum of three times the monthly fee for non-measurable criteria, taking into account the contributions of Mr. Rock to the business of the Company, considering his skills, knowledge, and expertise and their satisfaction with his performance all in accordance with the criteria set forth in our Compensation Policy. Our compensation committee has determined that with respect to the some of the remaining specific goals/targets set for 2017, such information still remains commercially sensitive and full disclosure of these goals and targets at this time would be detrimental to the interests of the Company and shareholders alike.

Special bonus based on either a Merger Transaction, Fund Raise or a Commercialization Transaction. A special bonus equal to:  (i) 2.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 1.0% of our valuation for the layer of valuation above $30 million; provided that in any event Mr. Rock will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $1,500,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 2.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus an additional 1.0% of cumulative revenues for the layer of cumulative revenues above $30 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Mr. Rock will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Mr. Rock will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $1,500,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million.

In addition, in July 2014 we granted Mr. Rock 1,188,967 non-tradable options under our 2013 Option Plan to purchase 91,455 ordinary shares. Of these options: (a) 1,011,500 options to purchase 77,805 ordinary shares vested pro rata on a monthly basis over a period of 18 months from the date of grant and were exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share for a period of three years commencing from the date of grant of the options; and (b) 177,467 options to purchase 13,651 ordinary shares vested as of the date of the grant and were exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share and had a term of three years from the date of grant. During 2017 all of such aforesaid options expired unexercised. Following the attainment of a milestone in connection with our Phase III trial for Consensi™, we were required to grant to Mr. Rock an additional 181,089 options to purchase 13,929 ordinary shares. These options were to vest as of the date of grant and be exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share and will have a term of three years from the date of grant. Mr. Rock waived the receipt of this option grant.

In the second quarter of 2016, each of our audit committee, board of directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Rock for the purchase 661,943 ordinary shares, (such number of ordinary shares would comprise 33,097.15 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 0.7884 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law, which occurred in July 2017.

In addition, in June and July of 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 2,903,807 RSUs to be granted to Mr. Rock under our 2016 Equity-Based Incentive Plan (such number of ordinary shares resulting for the RSUs would comprise 145,190 of our ADSs). In order to allow for greater flexibility in reducing the tax burden of the grant Mr. Rock was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which options shall have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) prior to the Board of Directors’ approval of the terms of office and employment of Mr. Rock which will include the grant, converted into ordinary share values at the ratio of 1 ADS representing 20 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price of each option equals to NIS 0.3297 per one ordinary share. Mr. Rock elected to take the entire award as RSU’s. The RSUs which were granted to Mr. Rock shall be vested quarterly over a period of 3 years from the commencement of Mr. Rock’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs to Mr. Rock.

C.	Board Practices

Board of Directors and Officers

Our board of directors presently consists of nine directors. Each of Ms. Stern-Raff, Mr. Tzror, Mr. Steinberg, Mr. Agmon, and Mr. Weber qualifies as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies,” including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board’s resolution, for so long as Kitov Pharma does not have a controlling shareholder as defined in Section 1 of the Companies Law, Kitov Pharma intends to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our audit committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors. Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our audit committee and compensation committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the board of directors.

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

At our 2018 general meeting of shareholders, the appointment of the directors included in the third class shall end. At our 2019 general meeting of shareholders, the appointment of the directors included in the first class shall end. At our 2020 annual general meeting of shareholders, the appointment of the directors included in the second class shall end. At our annual general meeting of our shareholders, the shareholders are entitled to elect directors who shall be elected for a Three-Year Term to replace the class of directors whose term in office has expired as of such annual general meeting of our shareholders, and so on ad infinitum, so that the directors who shall be elected as stated above shall enter office at the end of the annual general meeting of our shareholders at which they were elected, unless a later date for commencement of the term was decided at the time of the appointment, and shall serve for Three-Year Terms (unless their appointment will be terminated in accordance with the provisions of our amended and restated articles of association), and so that each year, the terms in office of one of the classes of directors shall expire at the annual general meeting of our shareholders for such year. A “Three-Year Term” means a term of office of a director until the third annual general meeting of our shareholders which shall be held following the date of their election as director, provided that each director shall continue to serve in office until his or her successor is duly elected and qualified, or until his or her retirement, death, resignation or removal. Our Board may appoint a director at any time to fill any vacancies until the annual meeting of our shareholders set to take place at the end of the Three-Year Term for the class of directors to which such director is so appointed by the Board, provided that the total number of the members of the Board serving at such time will not exceed the Maximum Number (see below). The shareholders may at all times, by a Special Majority vote of the shareholders, replace or dismiss a director (in the case of replacement, only if the appointed director is not a corporation). A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting. The tenure of a director expires pursuant to the provisions of our amended and restated articles of association and the Companies Law, upon death or if s/he becomes incompetent, unless removed from office as described above.

Under our amended and restated articles of association, the number of directors on our Board will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any Regulations enacted thereunder) (“Maximum Number”). The majority of the members of the Board shall be residents of Israel, unless our center of management shall have been transferred to another country in accordance with a resolution of our Board by a majority of three quarters (75%) of the participating director votes. The number of directors may be changed, at any time and from time to time, by our shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting of our shareholders and (b) more than 47.9% of all of the voting rights in Kitov Pharma as of the record date established for the applicable general meeting of our shareholders (“Special Majority”).

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

At our 2018 general meeting of shareholders, the terms of the directors included in the third class (Messrs. Israel and Rock and Ms. Stern-Raff) shall end. At our 2019 general meeting of shareholders, the terms of the directors included in the first class (Drs. Waymack and Ben-Menachem and Mr. Weber) shall end. At our 2020 annual general meeting of shareholders, the terms of the directors included in the second class (Messrs. Steinberg, Agmon, Tzror) shall end.

In addition to our present directors whose current terms of office are detailed above, the following persons served as directors during all or a part of 2017: Mr. Yair Katzir served as an independent director until March 2, 2017, and Ms. Leah Bruck served as an independent director until January 25, 2017.

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

External Directors

Qualifications of External Directors

Under the Companies Law companies incorporated under the laws of the State of Israel that are “public companies,” including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board’s resolution, for so long as Kitov Pharma does not have a controlling shareholder as defined in Section 1 of the Companies Law, Kitov Pharma intends to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors. Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our Audit Committee and Compensation Committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the board of directors.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of (“Affiliated Party”): (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

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

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee. Except in the case of companies listed on foreign stock exchanges, including NASDAQ, which have adopted the corporate governance exceptions set forth in the Regulation, such as our company (as described under “Qualification of External Directors”) and which are thus exempt from the audit committee composition requirements under the Companies Law, audit committees under the Companies Law must be comprised of at least three directors, including all of the external directors. The chairman of the audit committee must be an external director. The audit committee may not include:

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

According to the Companies Law, with respect to a company subject to such requirements, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “unaffiliated” under the Companies Law (as defined below) and the chairman of the audit committee will be required to be an external director. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Companies Law.

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

Except in the case of companies listed on foreign stock exchanges, including NASDAQ, which have adopted the corporate governance exceptions set forth in the Regulation, such as our company (as described under “Qualification of External Directors”) which are thus exempt from the compensation committee composition requirements under the Companies Law, the compensation committee must comply with the following requirements (the “Israeli Compensation Committee Composition Requirements”):

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

v.	The provisions of the Companies Law and Regulations that govern the compensation and reimbursement terms of external directors must also apply to members of the compensation committee who are not external directors.

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	to recommend to the board of directors the compensation policy for directors and officers, and to recommend to the board of directors once every three years whether the compensation policy that had been approved should be extended for a period of more than three years;

●	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

●	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

●	to decide whether the compensation terms of the chief executive officer of Kitov Pharma which were determined pursuant to the compensation policy need not be brought for approval of the shareholders because it will harm the ability to engagement with the chief executive officer.

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

On January 12, 2014, Kitov Pharma’s shareholders approved Kitov Pharma’s initial compensation policy (as amended by the shareholders on November 20, 2014) which was in effect for a period of three years from the date of approval, until January 12, 2017 (the “Initial Compensation Policy”). On July 12, 2017, Kitov Pharma’s shareholders approved our new compensation policy (the “Compensation Policy”).

The Compensation Policy will not, on its own, grant any rights to our directors or officers. The Compensation Policy includes both long term and short term compensation elements and is to be reviewed from time to time by our compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board, according to the requirements of the Companies Law.

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

Our Compensation Policy must be reviewed from time to time by our Compensation Committee and Board of Directors, to ensure its alignment with our compensation philosophy and to consider its appropriateness for the Company. Pursuant to the Israeli Companies Law, our Compensation Policy must generally be re-approved once every three years by the Board of Directors, after considering the recommendations of the Compensation Committee, and by a special majority of Company’s shareholders as detailed above. Any amendment to the Compensation Policy requires the same approvals.

In light of the experience gained in the implementation of the Initial Compensation Policy as well as the changes in our global business activities and the competitive environment since the adoption of the Initial Compensation Policy in 2014, during 2017 we adopted the new, revised Compensation Policy which was approved by the shareholders on July 12, 2017. In adopting the Compensation Policy, we considered feedback we received from shareholders regarding corporate governance “best practices” for companies of a similar size, scope of business, and life-cycle. Subsequently, we adopted the Compensation Policy to better align and to further improve the link between the long-term interests of the participants of the compensation system with those of the shareholder. Targets used to determine payout levels for variable compensation elements such as the Annual Bonus and Long-Term Incentives (LTIs) are approved by the Compensation Committee in advance. We expect that we will continue to monitor the regulatory environment and to solicit feedback from our shareholders in the future to ensure that this link is maintained and continuously strengthened.

In addition to receiving and implementing suggestions by shareholders regarding the Compensation Policy, our Compensation Committee and Board of Directors considered numerous factors, including the relevant matters and provisions set forth in the Israeli Companies Law, and reviewed various data and other information they deemed relevant, with the advice and assistance of legal and other advisors. They also used benchmark studies of peer companies prepared for us by outside consultants to determine that the various compensation elements included in the Compensation Policy are in line with market practice. As a reference point, we target actual compensation packages to the median compensation level of the peer group, while maintaining the potential for above-average variable compensation for high performance. It should also be noted that our Compensation Committee expects to conduct these analyses and benchmarks pay for executives at least once every three years. The benchmark group comprised a selection of companies chosen to reflect the competitive environment in which we operate. These companies were selected according to criteria such as revenues, market capitalization, business type, geographic location, and size. In preparing the Compensation Policy, and more specifically, in approving amendments to specific office holder compensation also approved at such time, the benchmark peer group considered by our Compensation Committee included Redhill Biopharma Ltd., MediWound Ltd., Vascular Biogenics Ltd., SteadyMed Ltd., Intec Pharma Ltd., Bioblast Pharma Ltd., BioLineRx Ltd., Alcobra Ltd., Galmed Pharmaceuticals Ltd., Can-Fite BioPharma Ltd., and Cellect Biotechnology Ltd.

Our Compensation Committee and Board of Directors also took into consideration the fact that the Initial Compensation Policy was approved in early 2014 when the Company was listed only on the TASE, but had raised no funding on the TASE, and had much more limited resources and less of a global footprint. Since that time, we have completed a number of successful fundraisings, including an IPO listing on NASDAQ, have completed an acquisition for new pipeline products and have commenced with global marketing efforts for its therapeutic candidates, such as our distribution agreement with Kuhnil in S. Korea. As such, compensation packages for office holders are now being considered in light of our increased global activity, coupled with the increased risk profile commensurate with such new activities and the changed profile since the time the Initial Compensation Policy was adopted.

Our Compensation Policy is intended to strike a balance between short and long-term performance incentives for the executives in a way that links pay to performance of our executive officers’ interests with those of the Company and our shareholders. We believe that it allows us to provide meaningful incentives that reflect both our short- and long-term goals and performance, as well as our executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and designed to reduce incentives to take excessive risks.

The changes introduced in the Compensation Policy were designed to adapt to the changes in our activities and environment as well as improve our competitive position. We believe these changes reflect our commitment to evolve its compensation policies accordingly with our shareholders’ expectations. More specifically, in addition to other changes in the Compensation Policy, our Compensation Policy (i) no longer contains provisions for the granting of Special Target Bonuses for capital markets fundraising activities to directors, the CEO and/or the CFO, (ii) reduced the annual cap on equity based compensation from 25% to 15%, (iii) allows for non-executive directors to be paid solely with an annual cash fee in lieu of annual and per-meeting cash fees, (iv) allows non-executive directors to receive equity-based incentive compensation, (v) eliminates the possible decrease or reduction in bonuses in the event our cash balance falls below a defined threshold or there is a going concern comment in the our external auditors’ opinion to our annual or quarterly financial statements, (vi) removed the overall percentage based cap for Special Target Bonuses, and changed the per office holder Special Target Based Bonus cap from a percentage based cap to a USD based cap per transaction based on the size of the transaction with decreasing percentage bonuses for each layer of transaction size, (vii) reflects changes in the insurance section in order to allow for increased individual and Company coverage under the proposed directors’ and officers’ policy for renewal as set forth in the Compensation Policy, (viii) allows for signing or retention bonuses in order to recruit qualified personnel, (ix) allows for change of control payments in order to reduce to some extent the personal uncertainty of office holders and promote full and impartial consideration of change of control opportunities for the Company, and (x) changes the cap on the value of share-based compensation for each Office Holder, during each year, from the higher of (X) 5% of the value of the Company as shall be at the date of the grant, or (Y) NIS 4 million, to the higher of (X) 5% of the share capital of the Company (on a fully diluted basis) calculated at the date of the grant, or (Y) USD 2.5 million value of the equity-based compensation calculated based on the Black and Scholes Model, or any other reasonable, best practice or commonly accepted applicable equity based compensation valuation models taking into account the circumstances of the specific grants in accordance with the provisions of the Compensation Policy.

The brief overview above is qualified in its entirety by reference to the full text of our Compensation Policy, which is attached as an exhibit to this Annual Report on Form 20-F.

Investment Committee

Our board of directors has established an investment committee in order to oversee the management and investment of the Company’s cash and cash equivalents. This committee meets on an ad hoc basis as required and is empowered to establish guidelines and policies, as well as to make decisions, with respect to managing our financial assets. Since its establishment and to date, Mr. Simcha Rock coordinates the management of the committee. The present members of the committee are Mr. Rock, Mr. Weber, Ms. Stern-Raff and Mr. Agmon. The investment committee provides periodic updates to the Board of Directors as required under the Companies Law. Our board of directors has adopted an investment committee charter setting forth the responsibilities of the investment committee.

Science and Technology Committee

Our board of directors has established a science and technology committee in order to advise and assist the Board of Directors of the Company in the oversight of the Company’s research and development and technology programs. This committee shall meet on an ad hoc basis as required, but not less frequently than as established by our board of directors. The present members of the committee are Dr. Waymack, Dr. Ben-Menachem, Mr. Agmon and Dr. Reuveni. The science and technology committee provides periodic updates to the Board of Directors as required under the Companies Law. Our board of directors has adopted a science and technology committee charter setting forth the responsibilities of the science and technology committee.

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

A “related party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Until his resignation on June 8, 2016 (for reasons not connected to the Company) our internal auditor was Mr. Pinhas Bar-Shmuel, certified public accountant (Isr.). In July 2016, our Board of Directors, following the recommendation of our Audit Committee, resolved to appoint as the Company’s new internal auditor, Mr. Yisrael Gewirtz, a partner at Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International.

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

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. The Companies Law provides that such a transaction, which is not an extraordinary transaction, may be approved by the board of directors or a committee of the board of directors or any other entity (which has no personal interest in the transaction) authorized by the board of directors. Our amended and restated articles of association provide that transactions in which officers have a personal interest but which are not extraordinary transactions can be approved by our chief executive officer and chief financial officer (unless they have the personal interest; in which case it will be one of our directors instead of such interested officer). If the transaction considered is an extraordinary transaction with either an office holder or with a third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see “Item 6. Directors, Senior Management and Employees – B. Compensation.”

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

Our audit committee and board of directors approved the issuance of letters of indemnity (the “Indemnity Letters”) to our office holders pursuant to which we agreed to indemnify such office holders, including an undertaking in advance for such indemnification. The Indemnity Letters also received the approval of our shareholders. According to the Indemnity Letters, the total accumulative sum of indemnification paid by us to all our office holders that were issued by Kitov Pharma will not exceed a sum equal to 25% of our equity attributed to our shareholders according to our latest audited or reviewed consolidated financial statements, as the case may be, as of the date of indemnification. The payment of the indemnity sum will not prejudice the right of office holders to receive insurance coverage benefits. Once we have paid indemnity sums to our office holders at the maximum indemnity sum, we will not bear additional indemnity sums unless the payment of these additional sums is approved by authorized corporate bodies according to the law applicable at the time of payment of the additional indemnity sums, and subject to an amendment in our articles of association if required by applicable law at such time.

In addition, we have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from our Registration Statements on Form F-1 filed in connection with our initial public offering in the U.S. during November 2015, in connection with our July 2016 public offering, and in connection with our July 2017 registered direct offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made. Such indemnification amounts are in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any.

On February 7, 2017, we announced that the Israeli Securities Authority began a formal investigation (the “ISA Investigation”) into, amongst other matters, our public disclosures around our lead drug candidate, Consensi™. For more information on the ISA Investigation see “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”. Mr. Isaac Israel, Kitov Pharma’s CEO, was detained for questioning and subsequently released on the same day, under certain limited restrictive terms established by a court, as per, what the Company’s outside attorneys have advised us is, standard practice in such Israeli Securities Authority investigations and enforcement proceedings. We provided for the payment of one hundred thousand NIS (NIS 100,000), as needed, for the benefit of Mr. Israel, for the purpose of placing a bond required in order to secure Mr. Israel’s return from overseas travel required in the performance of his duties as CEO of Kitov Pharma. Mr. Israel has traveled out of Israel under such a bond placed by Kitov Pharma. We also provided for the payment of four hundred thousand NIS (NIS 400,000) to replace the payment of a bond initially placed personally by Mr. Israel in connection with the investigation, in order to secure Mr. Israel’s cooperation with the ISA Investigation. The payments were made by us, inter alia, in accordance with the letter of indemnification between Kitov Pharma and Mr. Israel presently in effect, and in accordance with applicable Israeli law. In addition, we provided the payment of seventy-five thousand NIS (NIS 75,000), as needed, for the benefit of Mr. Simcha Rock, the Kitov Pharma’s CFO, for the purpose of placing a bond required in order to secure Mr. Rock’s return from overseas travel required in the performance of his duties as CFO and such payment was made by us, inter alia, in accordance with the letter of indemnification between us and Mr. Rock presently in effect, and in accordance with applicable Israeli law. Mr. Rock has traveled out of Israel under such bond. Each of the above payments was made by us in accordance with letters of indemnification between us and each of Mr. Israel and Mr. Rock that are presently in effect, and such payments were ratified by our Board of Directors. In February 2018, a joint petition was submitted to the court by Messrs. Israel and Rock, with the consent of the ISA, to (i) not extend any of the travel restrictions previously placed on each of Messrs. Israel and Rock which had expired after one year as a matter of law and (ii) return to us an amount of NIS 575,000 that was previously paid by us on their behalf, as described above. Following the expiration of the travel restrictions previously placed on each of Messrs Israel and Rock after one year as a matter of law, there are no longer any restrictions on travel out of Israel by any Company office holders. We expect that the above noted funds will be released by the court in accordance with usual Israeli court procedures for returning bonds placed with the court.

We expect to indemnify our officers and directors for obligations, including the deductibles for our directors’ and officers’ liability insurance policy, and we may be required to pay and costs and expenses they may incur related to the ISA Investigation referred to above and the 2015 Motion, the 2017 Motions and U.S. Class Actions described in Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings, pursuant to the letters of indemnification issued to our directors and officers.

Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

As of December 31, 2017, Kitov Pharma had: (i) four consultants and service providers providing management and financial services, including our chief executive officer, chief financial officer and our chairman of the board, who also fulfills duties and responsibilities of chief medical officer; (ii) one employee serving as our vice president of business development; (iii) one employee serving as our office administrator; and (iv) two consultants providing research and development services. As of December 31, 2017, TyrNovo had one full-time employee serving at the chief technology officer and one part-time employee providing research and development services, as well as several consultants providing research and development services.

As of December 31, 2016, Kitov had: (i) four consultants and service providers providing management and financial services, including our chief executive officer, chief financial officer and our chairman of the board, who also fulfilled duties and responsibilities of chief medical officer; (ii) one employee serving as our vice president of business development; (iii) one employee providing in-house legal services (iv) one employee serving as our office administrator; and (v) two consultants providing research and development services.

As of December 31, 2015 Kitov had: (i) four consultants and service providers providing management and financial services, including our chief financial officer and our chairman of the board, who also fulfills duties and responsibilities of chief medical officer; (ii) one employee serving as our chief executive officer; (iii) one employee providing in-house legal services; and (iv) four consultants providing research and development services.

While none of our employees is party to a collective bargaining agreement, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations. These provisions of collective bargaining agreements are applicable to our Israeli employees by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The extension orders which apply to our employees principally concern the requirement for length of the work day and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Israeli law generally requires severance pay, which may be funded by managers’ insurance and/or a pension fund described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. A general practice also followed by us is the contribution of funds on behalf of most of our employees either to a fund known as managers’ insurance, to a pension fund or to a combination of both.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of Kitov Pharma’s ordinary shares as of February 28, 2018 by:

●	each of our directors, executive officers and senior management and employees individually; and

●	all of our executive officers, directors, and senior management and employees as a group.

The beneficial ownership of Kitov Pharma’s ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares of Kitov Pharma issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of February 28, 2018, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 229,152,441 ordinary shares of Kitov Pharma’s issued and outstanding as of February 28, 2018 (not including 21 shares held in treasury).

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Directors
John Paul Waymack(1)	13,738,916	5.66%
Isaac Israel(2)	5,474,323	2.33%
Simcha Rock(3)	3,242,471	1.40%
Steven Steinberg(4)	*	*	%
Ido Agmon(4)	*	*	%
Arye Weber(4)	*	*	%
Ran Tzror(4)	*	*	%
Revital Stern-Raff(4)	*	*	%
Gil Ben-Menachem(4)	*	*	%

Senior Management and Employees
Hadas Reuveni	0	0%

Total (directors, senior management and employees)	24,385,081	9.62%

* Less than 1%

(1)	Includes 2,184,431 ordinary shares held directly by JPW PCH LLC, a Virginia limited liability company, owned 51% by Dr. John Paul Waymack, and 30,538 ordinary shares held directly by Dr. John Paul Waymack, Series A warrants to purchase 50,000 ADS (representing 1,000,000 of our ordinary shares), that are currently exercisable, which are held by Dr. Waymack and some of his immediate family members who are minors, and 10,923,547 ordinary shares issuable upon exercise of outstanding options currently exercisable or which are expected to vest and be exercisable within 60 days of February 28, 2018. 2,778,913 of these options have an exercise price of NIS 0.7884 per ordinary share and 7,745,034 of these options have an exercise price of NIS 0.3297 per ordinary share, and are exercisable through June 27, 2024. Dr. John Paul Waymack may be deemed to beneficially own all of the shares held directly by JPW PCH LLC. To the best of our knowledge, and as informed to us by Dr. John Paul Waymack, Dr. Waymack has irrevocably assigned to an unaffiliated minority shareholder of JPW PCH LLC, any of the decision making with respect to any acquisitions or dispositions by JPW PCH LLC of any of our securities held by JPW PCH LLC.

(2)	The number of shares set forth in the table as beneficially owned by Mr. Israel, includes 1,103,238 ordinary shares issuable upon exercise of outstanding options currently exercisable or which are expected to vest and be exercisable within 60 days of February 28, 2018. These options have an exercise price of NIS 0.7884 per ordinary share, and are exercisable through June 27, 2024.

(3)	The number of shares set forth in the table as beneficially owned by Mr. Rock includes 330,972 ordinary shares issuable upon exercise of outstanding options currently exercisable or which are expected to vest and be exercisable within 60 days of February 28, 2018. These options have an exercise price of NIS 0.7884 per ordinary share, and are exercisable through June 27, 2024.

(4)	Includes ordinary shares as well as ordinary shares issuable upon exercise of outstanding options and/or RSUs currently exercisable or which are expected to vest and be exercisable within 60 days of February 28, 2018 comprising less than 1% of Kitov Pharma’s ordinary shares.

2016 Equity-Based Incentive Plan

On April 18, 2016, we adopted the Kitov Pharmaceutical Holdings Ltd. 2016 Equity-Based Incentive Plan, or the 2016 Equity Incentive Plan. The 2016 Equity Incentive Plan provides for the granting to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, restricted share units (RSUs), restricted shares, with either ordinary shares of Kitov Pharma or Company ADSs underlying the applicable award. The 2016 Equity Incentive Plan provides for awards to be granted at the determination of Kitov Pharma’s board of directors (who is entitled to delegate its powers under the 2016 Equity Incentive Plan to the compensation committee or audit committee of Kitov Pharma’s board of directors) in accordance with applicable laws. The exercise price and vesting period of awards are determined by Kitov Pharma’s board of directors. The number of ordinary shares currently reserved for the grant of awards under the 2016 Equity Incentive Plan is 50,000,000 ordinary shares, or the equivalent number of ADSs representing such number of Kitov Pharma’s ordinary shares (presently, at the ratio of 20 ordinary shares to 1 ADS, such number is equal to 2,500,000 ADSs). Kitov Pharma’s board of directors may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares to be reserved under the 2016 Equity Incentive Plan. As of February 28, 2018 there were non-tradable options and RSUs exercisable into 22,930,285 ordinary shares issuable upon the exercise of outstanding options and RSUs under the 2016 Equity Incentive Plan (such number of ordinary shares would comprise 1,146,514 of Kitov Pharma’s ADSs).

The 2016 Equity Incentive Plan will be effective until the earliest of (a) its cancellation by the board of directors of Kitov Pharma and (b) April 18, 2026. Nevertheless, awards granted prior to the 2016 Equity Incentive Plan’s expiration date, whether vested or not vested up to that date, will remain effective and will not expire prior to their expiration date as set forth in the notice of grant of award (but in any event not in excess of 10 (ten) years from the allocation date).

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

The 2016 Equity Incentive Plan includes directives for protecting the option holders during the exercise period with respect to distribution of bonus stock, issue of rights, splitting or consolidating our share capital and dividend distribution. We will be entitled at our sole discretion, to change the terms of the 2016 Equity Incentive Plan and/or replace it and/or terminate it regarding future grants at any time, as we deem appropriate. It is also clarified that we will be entitled to change the terms of 2016 Equity Incentive Plan regarding grants that were granted to the grantees, provided that the terms of the options which were already granted will not be changed in a way that may materially impair the rights of the grantees, without the consent of award grantees holding a majority in interest of the awards so affected, and in the event that such consent is obtained, all awards so affected shall be deemed amended, and the holders thereof shall be bound, as set forth in such consent. Kitov Pharma’ board of directors will determine, at its sole discretion, if a certain change may materially impair the rights of the grantee.

In May 2016, Kitov Pharma received from the Securities Authority of the State of Israel an exemption from prospectus requirements pursuant to the prevailing laws of the State of Israel, with respect to the offering of any securities of Kitov Pharma issuable pursuant to the 2016 Equity Incentive Plan, In accordance with the terms of such exemption, in lieu of Kitov Pharma filing an outline of offering in connection with the 2016 Equity Incentive Plan, Kitov Pharma will provide without charge to each award grantee in Israel, upon the oral or written request of such person, Hebrew translations of the Registration Statement on Form S-8 filed in connection with the 2016 Equity Incentive Plan and the 2016 Equity Incentive Plan.

Administration of the 2016 Equity Incentive Plan

The 2016 Equity Incentive Plan is administered by Kitov Pharma’s board of directors, regarding the granting of awards and the terms of award grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of such plans. Awards granted under the 2016 Equity Incentive Plan to eligible Israeli employees, officers and directors and which are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the awards or the ordinary shares (or ADSs in accordance with a ruling from the Israel Tax Authority dated June 19, 2016, or Tax Ruling) issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such awards were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by an grantee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares (or ADSs; in accordance with the Tax Ruling) by the trustee to the grantee or upon the sale of the awards or ordinary shares (or ADSs in accordance with the Tax Ruling), and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

 Form S-8 registration statements

On May 20, 2016 Kitov Pharma filed a registration statement on Form S-8 under the Securities Act to register 12,000,000 ordinary shares of Kitov Pharma issued or reserved to be issued under our 2016 Equity Incentive Plan, and on June 6, 2017 Kitov Pharma filed a registration statement on Form S-8 under the Securities Act to register additional 38,000,000 ordinary shares of Kitov Pharma issued or reserved to be issued under our 2016 Equity Incentive Plan. We intend to file one or more additional registration statements on Form S-8 under the Securities Act to register ordinary shares of Kitov Pharma issued or reserved to be issued under the 2016 Equity Incentive Plan. The registration statements on Form S-8 become effective automatically upon filing. Ordinary shares issued upon exercise of a share option or other award and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to any contractual lockup lock-up or, if subject to a contractual lock-up, immediately after the contractual lock-up period expires.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of Kitov Pharma’s ordinary shares as of February 28, 2018 by each person or entity known by us to own beneficially more than 5% of Kitov Pharma’s outstanding ordinary shares.

The beneficial ownership of Kitov Pharma’s ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of February 28, 2018, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 229,152,441 ordinary shares (not including 21 shares held in treasury). The data presented is based on information provided to us by the holders, or disclosed in public regulatory filings in the U.S. or Israel, in accordance with the applicable law.

None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Unless otherwise noted below, all references to “ordinary shares” refers to ordinary shares of Kitov Pharma.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders

Rosalind Advisors, Inc./ Steven Salamon/Rosalind Master Fund L.P. (1)	22,112,000	9.65%

(1)

Based on Schedule 13G filed by Rosalind Advisors, Inc. (“Advisor” to RMF), Rosalind Master Fund L.P. (“RMF”), Steven Salamon (“President”; Steven Salamon is the portfolio manager of the Advisor to RMF) with the SEC on February 1, 2018, this includes: (i) 950,000 ADSs representing 19,000,000 ordinary shares and (ii) 155,600 of our NASDAQ Listed “Series A” Warrants. representing the right to purchase 155,600 of our ADSs which would represent 3,112,000 of our ordinary shares, and which are currently exercisable. As reported on the Schedules 13G filed as aforesaid, RMF is the record owner of 950,000 of our ADSs and 155,600 of our NASDAQ Listed “Series A” Warrants. Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF. Notwithstanding the foregoing, as reported on the Schedule 13G filed as aforesaid, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

Changes in Percentage Ownership by Major Shareholders

Rosalind Advisors, Inc./ Steven Salamon/Rosalind Master Fund L.P.

We have no direct knowledge as to when or under what circumstances Rosalind Master Fund L.P. acquired its holdings in Kitov Pharma. Based on their public filings, their ownership of Kitov Pharma surpassed a holding of more than 5% of Kitov Pharma’s outstanding ordinary shares on January 25, 2018.

Goldman Hirsch Partners Ltd.

On January 12, 2017, Kitov Pharma acquired a controlling equity stake in TyrNovo Ltd. from Goldman Hirsch Partners Ltd. (GHP), its majority shareholder, for consideration of USD 2 million in cash and 11,292,508 ordinary shares of Kitov Parent, which was equivalent to USD 1.8 million based on the closing price of Kitov Pharma’s ordinary shares on the TASE on January 11, 2017. At closing of the transaction on January 13, 2017, Kitov Pharma issued 11,292,508 ordinary shares to Katzenell Dimant Trustees Ltd. as trustee holding such shares in escrow on behalf of Kitov Parent and GHP, which at such time represented approximately 6.8% of Kitov Pharma’s issued and outstanding share capital. The ordinary shares were issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the United States Securities Act of 1933, as amended. GHP signed a Shareholder’s Undertaking in connection with the ordinary shares containing, amongst other matters, a prohibition on transfer of such ordinary shares until January 13, 2018 and certain standstill limitations. Pursuant to such undertaking, GHP has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of our board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Parent a proxy to ensure GHP’s compliance with such voting undertakings. It is our understanding, to the best of our knowledge, that GHP is controlled by Dr. Gil Pogozelich, an Israeli citizen and resident. GHP’s holdings of 11,292,508 ordinary shares that we issued to them in January 2017 were reduced to below 5% of our issued and outstanding share capital in January 2018 as a result of subsequent share issuances by us.

Record Holders

As of the date of this Annual Report on Form 20-F, there were (i) three shareholders of record of our ordinary shares, one of which was a U.S. entity holding approximately 0.9% of our ordinary shares and two of which were Israeli entities holding 99.1% of our ordinary shares; and (ii) one holder of record for the public warrants which was a U.S. entity. As of February 28, 2018, there were 7,384,163 ADSs outstanding (equivalent to 147,683,260 ordinary shares, or approximately 64.4% of our total issued and outstanding ordinary shares), which were held by 64 holders of record as recorded on the records of Depositary Trust Corporation and our ADS Depositary, The Bank of New York Mellon.

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

TyrNovo Ltd.

On January 13, 2017, Kitov Pharma completed its acquisition of a controlling interest in TyrNovo, from GHP. Pursuant to the terms of the transaction, including such adjustments to the terms and conditions which were finalized between the parties subsequent to the closing, Kitov Pharma issued GHP 11,292,508 of its ordinary shares (the “Consideration Shares”) and was to pay GHP aggregate cash proceeds of $2 million (the “Cash Consideration”) in exchange for 9,570 ordinary shares in TyrNovo and the assignment to Kitov Pharma of a loan in the amount of $101,157 made by GHP to TyrNovo, (the “Completed TyrNovo Acquisition”). $800,000 of the Cash Consideration was paid to GHP (or to other third parties on behalf of GHP) on January 13, 2017. An additional $1,032,843 of the Cash Consideration was paid to GHP (or to other third parties on behalf of GHP) in April 2017. The remaining $167,157 of the Cash Consideration is being held back by Kitov Pharma pending the fulfillment of certain conditions as agreed to between Kitov Pharma and GHP. As part of the Completed TyrNovo Transaction, and following the arrangements for the payment of the additional Cash Consideration in April 2017, Kitov Pharma agreed with GHP that it also acquired a loan to TyrNovo of $101,157 from GHP. This loan was since repaid.

All of the Consideration Shares were held in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the Completed TyrNovo Acquisition. Concurrent with the closing of the Completed TyrNovo Acquisition, on January 13, 2017 GHP resigned from its position as sole director of TyrNovo Ltd. 7,904,755 of the Consideration Shares are expected to be released from the escrow to GHP in the coming days, and concurrently with such release from escrow 12% of such Consideration Shares (948,570 ordinary shares) are to be transferred by GHP to Yissum as payment for the share consideration portion of the Exit Fee by GHP under the Yissum License Agreement. 3,387,753 Consideration Shares will remain held in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy certain unresolved indemnification claims and other liabilities that we may become subject to as a result of the Completed TyrNovo Acquisition. Concurrent with any subsequent release of any part of the balance of our ordinary shares that are still be held in escrow by the trustee on behalf of us and GHP, 12% of such ordinary shares are likewise to be transferred by GHP to Yissum as payment such Exit Fee by GHP. For more information on this agreement please see “Item 4. Information on the Company- B. Business Overview - Intellectual Property - Exclusive License Agreement with Yissum”.

On January 13, 2017, GHP signed a Shareholder’s Undertaking in connection with the ordinary shares of Kitov Pharma held by GHP containing, amongst other matters, a prohibition on transfer of such ordinary shares until January 13, 2018 and certain standstill limitations until such time as GHP and its group members beneficially own a number of Ordinary Share Equivalents less than 1% of our then issued and outstanding Ordinary Shares. Furthermore, until such time as GHP and its group members beneficially own a number of Ordinary Share Equivalents less than 1% of our then issued and outstanding Ordinary Shares, GHP has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Pharma’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Pharma a proxy to ensure GHP’s compliance with such voting undertakings.

On January 16, 2017, in connection with the Completed TyrNovo Acquisition, Mr. Simcha Rock, Kitov Pharma’s chief financial officer, was appointed as a director of TyrNovo Ltd.

On January 19, 2017, the Tel Aviv District Court (Economic Division) issued a temporary interlocutory injunction (the “Injunction”), in response to a motion filed on January 19, 2017 by Taoz – Company for Management and Holdings of Companies Ltd. (“Taoz”), a shareholder owning 534 shares (then representing approximately 3.12%) of TyrNovo (hereinafter, the “Motion”). The Motion was filed ex parte against Kitov Pharma, TyrNovo, GHP and Katzenell Dimant Trustees Ltd., the escrow agent with respect to the Consideration Shares which are required to be held in escrow subsequent to closing in accordance with the terms of the Completed TyrNovo Acquisition. Taoz filed the Motion, alleging certain rights as a minority shareholder in TyrNovo and contractual rights with GHP pursuant to a non-binding term sheet executed on July 11, 2016 by and among Taoz, TyrNovo, and GHP. In the Injunction, the Court enjoined Kitov Pharma and GHP from continuing with any actions to complete the Completed TyrNovo Acquisition, but only to the extent that the Completed TyrNovo Transaction had not yet closed. The Court rejected the Motion with respect to all the additional temporary interlocutory injunctive relief sought by Taoz.

On February 9, 2017, Kitov Pharma, TyrNovo and Taoz entered into a settlement arrangement in connection with the Motion, which was approved by the Board of Directors of Kitov Pharma, pursuant to which the following agreements were signed:

1)	A Waiver and Release Agreement among Kitov Pharma, TyrNovo and Taoz pursuant to which the parties agreed, amongst other matters, to:

i.	Taoz’s consent to dismiss with prejudice any and all proceedings against Kitov Pharma and TyrNovo in connection with the Motion;

ii.	mutual settlement with respect to court costs;

iii.	a grant by Taoz of an irrevocable waiver and release to Kitov Pharma and TyrNovo, as well as their respective affiliated parties for any and all damages Taoz may, now or in the future, have against them in connection with the Completed TyrNovo Acquisition; and

iv.	an irrevocable waiver by Kitov Pharma to Taoz for any claims and/or demands it may, now or in the future, have against Taoz and/or any director of TyrNovo nominated by Taoz, for any acts or omissions by TyrNovo during the period of time preceding the execution of Waiver and Release Agreement.

2)	A Binding Term Sheet between TyrNovo, Taoz and Kitov Pharma pursuant to which the parties agreed, amongst other matters,

i.	that Taoz is entitled to be issued an additional 77 ordinary shares of TyrNovo, representing 0.5% of the issued and outstanding share capital of TyrNovo immediately following this issuance, within thirty (30) days from February 9, 2017;

ii.	that Taoz shall have the right during a period commencing upon February 9, 2017 and ending upon the earlier of: (1) the lapse of 60 days from the day on which TyrNovo notifies Taoz in writing, of a notice by the board of TyrNovo (a “Milestone Notice”) stating that a U.S. FDA approval to commence a Phase I clinical trial has been obtained, or; (2) 30 months from February 9, 2017, to invest an additional US$750,000 (the “Deferred Investment”) to be provided to TyrNovo by way of a convertible loan; the principal amount of the convertible loan shall bear interest at a rate per annum of LIBOR + 6% in the event of US$ loans, and Prime + 6% in the event of NIS loans, compounded annually, from the date on which Taoz made the loan and until the date of conversion or repayment thereof; repayment of the loan amount shall be made, unless automatically converted prior to the Repayment Date, upon the earliest of: (a) 6 months following the date of the publication by TyrNovo of the official results of the Phase I clinical trials; (b) 36 months from the date of first transfer to TyrNovo by Taoz of the funding under the Convertible Loan; (c) immediately prior to an Exit Event (defined as either a qualified initial public offering of TyrNovo or the consummation of a merger or sale of all or substantially all of TyrNovo’s assets or share capital); or (d) an Event of Default (as defined in the Binding Term Sheet); the earliest of the events detailed above are referred to as the “Repayment Date”; in the event that prior to the Repayment Date TyrNovo shall raise additional funds in an amount of not less than US$1,000,000 in consideration for shares of TyrNovo from an investor who is not, on February 9, 2017, a shareholder in TyrNovo (the “Next Financing Round”), then, immediately prior to the Next Financing Round, the loan amount shall automatically convert into ordinary shares of TyrNovo at a price per share which shall be the lower of (i) a price per share reflecting a 30% discount off the price per share paid in the Next Financing Round by the investor and (ii) a price per TyrNovo share reflecting a TyrNovo company valuation of $13,500,000 divided by the number of issued and outstanding shares of TyrNovo as of February 9, 2017; during the period commencing 14 days before the Repayment Date and ending 7 days before the Repayment Date, provided that the loan amount was not converted automatically as set forth above, the lender may, at its election, convert the loan amount into ordinary shares of TyrNovo at a loan conversion price equal to a price per TyrNovo share reflecting a TyrNovo company valuation of $13,500,000 divided by the number of issued and outstanding shares of TyrNovo as of February 9, 2017;

iii.	that upon issuance of preferred shares by TyrNovo in the future, each of Taoz and/or Kitov Pharma shall have the right, only upon the first time that TyrNovo issues such preferred shares, to notify TyrNovo that it wishes to convert all ordinary TyrNovo shares issued to Taoz under the Binding Term Sheet and the TyrNovo ordinary shares held by Kitov Pharma in an amount not exceeding twice the number of TyrNovo shares initially acquired by Taoz, or converted by Taoz by virtue of the conversion as set forth in clause ii. above, into such preferred shares, provided that the preference with respect to each preferred share of Taoz and Kitov Pharma shall be equal to the actual purchase price for which these TyrNovo shares were issued;

iv.	to an option granted to Taoz to invest in TyrNovo in an amount of up to US$1,000,000 for TyrNovo ordinary shares, pursuant to a convertible loan which may be exercised until the earlier of (1) the lapse of 30 months from February 9, 2017; (2) an Exit Event or (3) the lapse of 60 days following TyrNovo’s Milestone Notice;

v.	to the grant to Taoz of certain director appointment rights with respect to the board of directors of TyrNovo until the earlier of (1) such time in which the option set forth in item (iv) above is exercised or expired and is no longer exercisable and the shares in TyrNovo held by Taoz constitute less than 8.9% of the issued and outstanding share capital of TyrNovo (including a mechanism for calculating the conversion of any convertible loans for the purposes of this threshold); and (2) immediately prior to an Exit Event;

vi.	that until an Exit Event, the grant to Taoz of registration rights for its TyrNovo shares upon grant by TyrNovo in the future of registration rights to any of its shareholders with respect to securities of TyrNovo, under the same terms and conditions, and in accordance with the same registration rights agreement(s), that such right was granted to such other shareholder(s) of TyrNovo; and

vii.	that until an Exit Event, and notwithstanding the higher threshold set forth under TyrNovo’s Articles of Association currently in effect, Taoz shall have the right to purchase its pro rata share of Additional Securities (as defined in the Binding Term Sheet) that TyrNovo may, from time to time, propose to sell and issue.

3)	A Shareholders Agreement between Kitov Pharma and Taoz, including, amongst others, the following matters:

i.	an undertaking by Kitov Pharma to finance any future working capital requirement of TyrNovo, up to an amount of $1,000,000, of which the amount of $750,000 shall be provided to TyrNovo no later than 30 days from February 9, 2017, and $250,000 pursuant to a business plan to be approved by the Board of Directors of TyrNovo no later than May 9, 2017, and such financing by Kitov Pharma shall be provided by way of Convertible Loan (as defined in the Binding Term Sheet);

ii.	in the event that the Milestone (as defined in the Binding Term Sheet) is achieved, and Taoz did not invest the Deferred Investment then Kitov Pharma shall have the right, for a period of 60 days, to acquire all of the Taoz’s holdings in TyrNovo at a price per share of US$476.48;

iii.	in the event that Kitov Pharma increases its shareholdings in TyrNovo, through the purchase of additional shares from TyrNovo’s then current shareholders, by more than 1,500 shares of TyrNovo until February 9, 2018, then Taoz shall have the option (the “Taoz Minority Shareholder Purchase Option”) within 14 days of the notification by Kitov Pharma of such purchases to purchase up to 30% of such newly acquired shares in TyrNovo, and if it does so elect, Taoz shall be obligated to purchase from Kitov Pharma, within a period of 12 months of delivery to Kitov Pharma of the notice of such election, such shares so elected to acquire at the New Shares PPS (as defined below); and, in the event Taoz fails to purchase such shares it so elected to acquire from Kitov Pharma, Taoz shall immediately transfer to Kitov Pharma, as liquidated damages, for no consideration to be paid by Kitov Pharma, such number of securities equal to 20% of the amount of the shares it so elected to acquire from Kitov Pharma and which Taoz has failed to purchase, out of the shares in TyrNovo then held by Taoz; the “New Shares PPS” shall mean, (1) in the event that the newly acquired TyrNovo shares are purchased by Kitov Pharma, in whole or in part, in consideration for shares of Kitov Pharma, then during a period of six months from the acquisition date by Kitov Pharma, an amount, in cash equal to US$350 per TyrNovo share, and during a period commencing as of the lapse of six months and until the lapse of 12 months from the acquisition date by Kitov Pharma, an amount, in cash equal to US$403 per TyrNovo share, and (2) in the event that all the newly acquired TyrNovo shares are purchased by Kitov Pharma for cash consideration only, then an amount, in cash, equal to 104% of the price per TyrNovo share actually paid by Kitov Pharma as consideration for such TyrNovo shares;

iv.	until an Exit Event, Taoz shall have a right of first refusal with respect to any transfer by Kitov Pharma (or a permitted transferee thereof) of its shares in TyrNovo up to its Pro Rata Share (as defined in the Binding Term Sheet);

v.	until an Exit Event, in the event that Taoz did not purchase the offered shares under the right of first refusal as set forth above, Taoz shall have a right to participate in such transfer, by selling up to its Pro Rata Share of the TyrNovo shares proposed to be sold by Kitov Pharma, on the same terms and conditions, for receipt of the same type of consideration, provided that such transfer is completed by Kitov Pharma;

vi.	until the earliest of (1) the lapse of 30 months from February 9, 2017; (2) the execution of investment agreements by TyrNovo with an external non-affiliated investor (other than Kitov Pharma or company controlled by Kitov Pharma), according to which TyrNovo shall issue 10% or more of its issued share capital immediately prior to such issuance, (3) immediately prior to an Exit Event, or (4) the lapse of 60 days following TyrNovo’s Milestone Notice, Kitov Pharma shall not make any transfer of shares in TyrNovo, except for up to 15% of the issued share capital of TyrNovo or a transfer to a Permitted Transferee (as defined in the agreement); and

vii.	Kitov Pharma provides to Taoz a put option to sell to Kitov Pharma up to 50% of the TyrNovo shares issued to Taoz through its investments in TyrNovo as set forth in the Binding Term Sheet, or of any shares actually acquired by Taoz from Kitov Pharma in accordance with item (iii) above, exercisable during a period of 90 days from the publication by TyrNovo of the results of the Phase I clinical trials, for a price per TyrNovo share equal to US$1,600, which subject to receipt by Kitov Pharma of an exercise notice from Taoz, such price shall be paid, 40 days after the delivery of the exercise notice, and subject to all required regulatory and corporate approvals, in (1) ordinary shares of Kitov Pharma, at a price per share value (for each Kitov Pharma share) equal to the higher of (a) NIS 1.824 (subject to adjustments due to stock split and combination) and (b) the average price of the shares of Kitov Pharma at the closing of trade on the Tel Aviv Stock Exchange during a period of 30 days following the lapse of the exercise period, or, at Kitov Pharma’ sole discretion, (2) in cash; upon the expiration of the 90 day exercise period, the put option, if not exercised by Taoz, shall expire and no longer be valid.

GHP and Taoz also reached a settlement agreement in connection with the claims of Taoz towards GHP (and its affiliates). On February 9, 2017, the Court entered a final judgement confirming the settlement arrangements amongst Taoz, TyrNovo and Kitov Pharma, as well as between Taoz and GHP (and its affiliates).

On February 13, 2017, Kitov Pharma appointed Dr. Gil Ben-Menachem, its Vice President of Business Development as a director of TyrNovo.

Kitov Pharma and TyrNovo entered into a Revolving Secured Facility and Pledge Agreement on March 1, 2017, pursuant to which Kitov Pharma has made loans to TyrNovo with a balance of $1,000,000 as of February 28, 2018. The loans were made on various dates between February 2017 and January 2018. As security for the payment in full of its loans and accrued interest and performance of its other undertakings, TyrNovo granted to Kitov Pharma a security interest in all of TyrNovo’s right, title and interest for the benefit of Kitov Pharma, in certain assets and rights of TyrNovo. This security interest is subject to the consent of Yissum which has still not been granted. We expect that this loan will soon be repaid via an issuance by TyrNovo of additional equity to Kitov Pharma.

On April 25, 2017, Kitov Pharma appointed Mr. Ran Tzror, one of its independent directors, as a director of TyrNovo.

An affiliate of GHP had historically provided certain management, accounting, business development and other ancillary services to TyrNovo. Upon closing of the sale of GHP’s holdings in TyrNovo to Kitov Pharma, TyrNovo terminated this arrangement with GHP’s affiliate. Kitov Pharma now provides applicable services to TyrNovo and has entered into a formal arm’s length transaction services agreement between Kitov Pharma and TyrNovo, setting out the terms and conditions of these arrangements, pursuant to which TyrNovo reimburses Kitov Pharma at cost for the provision of these services.

In September 2017, Kitov Pharma provided TyrNovo with the $1,000,000 Convertible Loan in accordance with the Binding Term Sheet among Kitov Parent, TyrNovo and Taoz.

In October 2017 we announced the acquisition of an additional 27% stake in TyrNovo pursuant to an agreement with certain unaffiliated minority shareholders of TyrNovo. Pursuant to the agreement, we will acquire 4,024 ordinary shares, or approximately 27% of the outstanding shares of TyrNovo (the “Newly Acquired TyrNovo Shares”). In exchange for the Newly Acquired TyrNovo Shares, we will issue to these unaffiliated minority shareholders of TyrNovo, in aggregate, 13,169,689 newly issued ordinary shares (equivalent to 658,484 ADSs) of Kitov Pharma (the “TyrNovo Minority Consideration Shares”).

Upon closing of the transaction for acquiring the Newly Acquired TyrNovo Shares, all of the TyrNovo Minority Consideration Shares will be held in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the acquisition. In addition, each of the unaffiliated minority shareholders which receives their applicable portion of the TyrNovo Minority Consideration Shares will be required to sign a Shareholder’s Undertaking in connection with the ordinary shares of Kitov Pharma held by them containing, amongst other matters, a prohibition on transfer of such ordinary shares until one year following the closing of the share exchange transaction and certain standstill limitations. Furthermore, such shareholder shall have agreed that during for so long as such shareholder is holding our ordinary shares to be received in the share exchange transaction for their TyrNovo shares, it shall vote its Kitov Pharma ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Pharma’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Pharma a proxy to ensure compliance with such voting undertakings.

After the closing of this new share exchange transaction, which is expected to occur by March 15, 2018 and is pending receipt by the selling TyrNovo shareholders of tax approvals from the Israeli Tax Authority, and assuming no other issuances of equity by TyrNovo until such time, we will hold approximately 91.9% of TyrNovo’s issued and outstanding ordinary shares. Approximately 3.9% of TyrNovo’s ordinary shares are owned by Dr. Hadas Reuveni Ph.D., the founder and Chief Technology Officer of TyrNovo. An additional approximately 4.1% of TyrNovo’s ordinary shares are owned by Taoz.

The Taoz Minority Shareholder Purchase Option expired on February 9, 2018 unexercised.

Consulting Agreement with Lior Tamar Investments Ltd.

In August 2014, we entered into a consulting agreement with Lior Tamar Investments Ltd., or Lior Tamar, a privately held Israeli company, pursuant to which Lior Tamar provides us with various services, including introduction to Israeli investors, facilitating meetings and introductions to underwriters, assistance in locating business cooperation opportunities, and consultation with respect to raising debt and bonds. In consideration for these services, we paid Lior Tamar a monthly fee of $9,500, and 2.5% of all amounts actually raised and received by us from third parties, excluding amounts received from interested parties. However, Lior Tamar waived its rights to receive 2.5% of the amounts raised in the November 2015 offering on NASDAQ in exchange for a flat fee of $245,000 in consideration of Lior Tamar’s services in connection with advising us on matters related to that offering. Lior Tamar did not serve as a finder, in any way, in connection with that offering. Lior Tamar waived its rights to receive 2.5% of the amounts to be raised in our follow-on offering on NASDAQ in July 2016 in exchange for a flat fee of $300,000 in consideration of Lior Tamar’s services in connection with advising us on matters related to that offering. Lior Tamar did not serve as a finder, in any way, in connection with that offering. The agreement was terminable by either party upon 60 days’ notice, and Lior Tamar was entitled to payment for any fund raising that closes during the 90-day period following termination of the agreement.

On July 27, 2016 we entered into an amendment to the consulting agreement with Lior Tamar, pursuant to which we now pay Lior Tamar a monthly fee of $12,500 (commencing as of December 2015), and 33.5% of all amounts actually raised and received by us from third parties in capital markets transactions, excluding amounts received by the Company in certain events, including, amongst others, amounts received from interested parties, and amounts in excess of $25,000,000 which are received by the Company pursuant to a funding event as defined in the consulting agreement. In addition we paid Lior Tamar a one-time amendment signing bonus of $50,000. In the event that, with respect to any contemplated funding event, we shall not be permitted to pay and/or Lior Tamar shall not be permitted to receive, 3.5% of all amounts actually raised and received by us from third parties in a particular capital markets transaction, whether for reasons of law, regulation, commercial arrangements of the Company in connection with the transaction, or otherwise, then Lior Tamar shall provide us with a timely waiver of the such consideration to be received by Lior Tamar in connection with such transaction. Upon delivery of such waiver Lior Tamar shall be entitled to receive alternative consideration in connection with such transaction, which accomplishes, to the extent possible, the original business purpose of the waived consideration in a compliant, valid and enforceable manner. The agreement may be terminated by either party for any reason at any time by furnishing the other party with a notice of termination 60 days prior to such notice of termination having effect, and Lior Tamar is entitled to payment for any fund raising that closes during the 90 day period following termination of the agreement; provided, however, that during the period between July 1, 2016 and December 31, 2018, the advance notice period shall be six months prior to any notice of termination having effect, and during the period of time when this extended notice period is in effect, Lior Tamar is entitled to payment for any fund raising that closes during the 30 day period following termination of the agreement. In December 2017, we notified Lior Tamar of the termination of the agreement. We are presently negotiating a new consulting agreement with Lior Tamar which shall be subject to the approval of our audit committee and board of directors.

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

The Company’s audit committee and board of directors approved the consulting agreement with Lior Tamar, as well as the amendment thereto and the termination thereof, all in accordance with the requirements of the Companies Law, and any new agreement with Lior Tamar shall also be subject to such approvals.

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

2015 Motion to Approve a Class Action in Israel

On December 3, 2015, we announced that we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 (the “2015 Motion”) which was filed against us and our directors at the Tel Aviv District Court (Economic Division). The 2015 Motion is with respect to asserted claims for damages to the holders of our securities listed on the Tel Aviv Stock Exchange, arising due to the public offering of our initial public offering of our securities in the U.S. during November 2015. In the 2015 Motion it was claimed that the class the petitioners are seeking to represent, namely, anyone holding our shares at the start of trading on November 22, 2015 exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof and excluding anyone whose rights to our shares derive from ADS certificates issued in the U.S to such extent as derived therefrom; and any holders of our Series 2 TASE listed warrants as of the start of trading on November 22, 2015, exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof (Purported Class). The total amount claimed from all defendants, if the 2015 Motion is certified as a class action, as set forth in the motion is approximately NIS 16.4 million. In addition to this amount, the petitioners in the motion are seeking remedies in order to redress discrimination against the Purported Class owing to the dilution caused by the public offering, including the possibility that the Purported Class should be awarded from Kitov Pharma amounts reflecting the losses of the Purported Class from a possible price increase in the shares of Kitov Pharma following the announcement of the Phase III clinical trial results.

Under applicable Israeli law, a motion to approve a lawsuit as a class action initially needs to be approved as such by the court. Only after such approval is granted by the court, will the court proceed to the second stage of hearing the underlying claims of the class action lawsuit. We announced that we reject the claims asserted in the 2015 Motion. We have delivered our response to the court in accordance with applicable law, and a preliminary hearing was held by the court on September 12, 2016. At such hearing the court determined that certain claims of the petitioners in connection with alleged personal interests by affiliates of Kitov Pharma in connection with the public offering of our initial public offering of our securities in the U.S. during November 2015 are not part of the grounds for the 2015 Motion and no remedies shall be sought by the petitioners in connection therewith. The court set a schedule for the submission by the petitioners of a motion for discovery, and any responses to such motion. An additional preliminary hearing was held on February 7, 2017. At that hearing the court ruled on the scope of the petitioners’ motion for discovery, and pursuant to such ruling Kitov Pharma delivered to the petitioners (subject to signing confidentiality undertakings) certain protocols of the board of directors of Kitov Pharma. The parties subsequently filed various motions in connection with discovery. On March 30, 2017 the court ordered the parties to negotiate on the matter in order to try and reach a procedural agreement. On June 4, 2017 a preliminary hearing was held at which the court ruled on matters concerning discovery and scheduled an evidentiary hearing for October 30, 2017. On October 24, 2017 the court issued a ruling to stay proceedings in this matter until January 15, 2018 due to the ongoing ISA Investigation. This stay was subsequently extended by the court, which ruled that the evidentiary hearing shall not be rescheduled and that the stay of proceedings shall remain in place pending delivery of a notice to the court by the ISA by no later than May 15, 2018 with respect to an update on the ISA Investigation.

On November 8, 2016, a shareholder of Kitov Pharma submitted a request to the court in connection with the 2015 Motion to be excluded from the Purported Class and claiming to have independent causes of action and claims of approximately NIS 1 million (the “Petition to Exclude”). We responded to the court as required, and, amongst other arguments, we noted that pursuant to the Class Action Lawsuits Law 5766-2006 and the Regulations enacted thereunder, at the current stage of the court proceedings with respect to the Motion, such shareholder cannot petition to be excluded from the Purported Class. The court ordered the shareholder to respond to our response and he has done so. The shareholder has not submitted any independent lawsuit against us, and we are of the view that such shareholder’s claims are identical to the asserted claims for damages in the Motion.

We have been advised by our attorneys that the likelihood of Kitov Pharma not incurring any financial obligation as a result of the class action (including the 2015 Motion and the Petition to Exclude) exceeds the likelihood that Kitov Pharma will incur a financial obligation. At this stage however, we are unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the 2015 Motion’s probability of success or the scope of potential exposure, if any.

ISA Investigation

On February 7, 2017, we announced that Kitov Pharma is currently being investigated by the Israeli Securities Authority (the “ISA” and the “Investigation,” or “ISA Investigation” respectively). We have not yet been advised by the ISA of the full scope and focus of the Investigation. However, as previously disclosed by us on May 1, 2017, we have had discussions with the ISA regarding the Investigation, and are able to provide additional information to our investors and other stakeholders, with regard to the nature of the ISA’s concerns with respect to Kitov Pharma.

Based on these discussions with the ISA, we understand that the Investigation with respect to Kitov Pharma relates to the Data Monitoring Committee (“DMC”) that was appointed in connection with our Phase III clinical trial of Consensi™. In connection with the clinical trial, we appointed an independent statistician and an orthopedist to serve as our DMC in order to review the preliminary results of the initial patient group, with respect to determining if it would be necessary to increase the number of patients to be enrolled in the clinical trial in order to demonstrate statistical validity required to meet the primary endpoint of the clinical trial.

This DMC’s responsibilities and reporting procedures were detailed in a document that was distributed to all the team members involved in the clinical trial, including the members of the DMC (the “Procedure”). According to this Procedure, a group of external independent statisticians was to receive the preliminary clinical trial results and analyze the standard deviations. The Procedure provided that the independent statisticians would send the analyzed standard deviations to both of the DMC members, who would then review the analysis, and determine whether or not the primary efficacy endpoint was met (i.e. they were to look at the statistician’s printout and see if the lower limit of the 95% confidence interval for the Consensi™ drug exceed 50% of the value for amlodipine). It is our understanding that the ISA is investigating the circumstances surrounding the actual dissemination of the statistical analysis to the members of the DMC, and whether or not this led to any misleading disclosures in any of the Company’s public filings.

We believe that the ISA’s concerns with respect to the DMC are misguided and not consistent with industry accepted U.S. Food and Drug Administration (“FDA”) regulatory requirements, nor with the procedures for the conduct of clinical trials for the purposes of New Drug Application submissions to the FDA. In addition, we strongly dispute the legal ramifications of any possible concerns of the ISA with respect to our disclosures in these matters. We firmly believe that (i) the information relating to the circumstances surrounding the actual dissemination of the statistical analysis to the members of this DMC is not material; and (ii) that such information was not material at the time of the Company’s announcement of the final clinical trial results. This matter had no impact whatsoever on the validity of the statistical analysis of the Consensi™ Phase III clinical trial data, which met its primary efficacy endpoint with statistical significance, and which statistical analysis was included in the final Phase III clinical study report which was part of our NDA submission subsequently filed by the FDA. In addition, the statistical analysis of the Phase III clinical trial results was recently further validated by the statistical analysis of the Consensi™ Phase III/IV renal function clinical trial data which had a similar primary efficacy endpoint. Furthermore, we believe that the ISA is not the regulatory body authorized to evaluate the materiality of events and the completeness of public disclosures made by us in compliance with United States federal securities laws.

The process actually undertaken by us in connection with such Phase III clinical trial results, fully complied with the requirements of the FDA, and the Medicines and Healthcare Products Regulatory Agency (“MHRA”) and the human ethics committee agreed-to protocol for the Phase III clinical trial of Consensi™ (“Clinical Trial Protocol”). Some clinical studies, mostly in certain types of Phase III clinical trial studies where it is required under the applicable clinical trial protocol, are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group recommends whether or not a trial may move forward at designated check points based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate. According to the Consensi™ Phase III Clinical Trial Protocol approved by the above-mentioned regulatory authorities, no data monitoring committee or data safety monitoring board or committee was required at all, and the committee we named “DMC”, had no authority or power to modify or otherwise alter the conduct of the clinical trial, and was not tasked with usual data safety monitoring board or committee responsibilities related to a clinical trial.

In accordance with the Clinical Trial Protocol, which had been approved by the FDA, the decision as to whether or not to add additional patients, or to stop patient enrollment, was based solely upon the statistical analysis of the preliminary data performed by an independent statistician (who was also a member of our “DMC”). The statistical analysis of the preliminary data collected in the Phase III clinical trial definitively showed that the study met the pre-specified criteria the FDA required for stopping patient enrollment and completing the final statistical analyses. The statistical analyses of the efficacy data collected in the Phase III clinical trial of Consensi™, which was included in the final Phase III clinical study report which was part of our NDA submission subsequently filed by the FDA, resulted in a p-value of less than 0.001, clearly demonstrating that the Phase III clinical trial met its primary efficacy endpoint with statistical significance (any p-value less than 0.05 would have been adequate by statistical standards for proving efficacy). These results were recently further validated by the statistical analysis of the Consensi™ Phase III/IV renal function clinical trial data which had a similar primary efficacy endpoint.

The Investigation is still ongoing. Kitov Pharma’s board of directors has expressed its full support of our management. We, and our officers and board of directors, look forward to the conclusion of this Investigation in the most expeditious manner possible.

The information in connection with the Investigation disclosed above, and elsewhere herein this Annual Report on Form 20-F, may not necessarily reflect the full scope or focus of the Investigation, or the entirety of any allegations being investigated and/or which may ultimately be raised by the ISA against us and/or any of our officers or affiliates. At this stage, we are still unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the ISA Investigation or the scope of potential exposure, if any.

2017 Motions to Approve a Class Action in Israel

On February 16, 2017, we announced that four lawsuits and motions to approve the lawsuits as a class action lawsuit were filed against us and certain of our office holders at the Tel Aviv District Court (Economic Division), and served on us, with each such motion relating to the ISA Investigation into our public disclosures around certain aspects of the studies related to our lead drug candidate, Consensi™ (the “2017 Motions”). One of these motions was subsequently withdrawn.

The petitioners in one of the motions petitioned the court to dismiss the other 2017 Motions (“Petition for Dismissal”). On December 19, 2017 the court granted the Petition for Dismissal and dismissed the other outstanding 2017 Motions.

The remaining motion from the 2017 Motions was filed against us, our executive directors and certain of our present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that we included misleading information in our public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of approximately NIS 29 million (approximately US$ 8 million at prevailing exchange rates). We have not yet delivered our response to the court, and we will do so in accordance with applicable law and the court’s instructions.

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

U.S. Class Actions

United States District Court for the Southern District of New York

On February 7, 2017, an individual who allegedly acquired Kitov Pharma’s securities, individually and on behalf of a putative class of investors who purchased or otherwise acquired Kitov Pharma’s securities, filed a lawsuit relating to the ISA Investigation in the United States District Court for the Southern District of New York against Kitov Pharma, its CEO and CFO, alleging violations of U.S. federal securities laws and seeking unspecified damages and other relief based on, among other things, Kitov Pharma allegedly including misleading information in its public filings. Our time to respond to the Complaint is to be determined.

On May 19, 2017, we filed a brief in opposition to a pending motion by two individuals to, among other things, appoint The Rosen Law Firm, P.A. as lead plaintiffs’ counsel, on the basis that the firm represents an overlapping putative class of plaintiffs in the consolidated California state court action which is discussed below. On May 26, 2017, the movants filed a reply brief in which they represent that they are withdrawing their request to appoint The Rosen Law Firm, P.A. as plaintiffs’ co-lead counsel.

By order entered on May 5, 2017, the court approved the parties’ proposed case schedule, thereby providing the plaintiffs through June 19, 2017 to file an amended complaint. An amended complaint was filed on June 19, 2017, which complaint limited the scope of its claims as compared to the original complaint.

On August 2, 2017, we filed a motion to dismiss the amended complaint in its entirety. Plaintiffs opposed our motion on August 30, 2017, and our reply was filed on September 27, 2017. In addition, on September 20, 2017, we filed a letter motion requesting a conference on the issue of whether this litigation should be dismissed following our discovery of posts on an investment message board appearing to have been made by the lead plaintiff in the case, and stating that he did not know himself to be a plaintiff in this action. On September 21st, the court granted our request, and on November 7th, the court ordered that the issues raised in our letter motion would be considered together with and supplementing our motion to dismiss. No decision has yet been rendered on our motion to dismiss.

Superior Court of the State of California for the County of San Mateo

On February 10, 2017, an individual who allegedly acquired Kitov Pharma’s securities, individually and on behalf of a putative class of investors who purchased or otherwise acquired Kitov Pharma’s securities, filed a lawsuit relating to the ISA Investigation in the Superior Court of the State of California for the County of San Mateo against Kitov Pharma, its CEO and CFO, and the underwriters of Kitov Pharma’s initial public offering, alleging violations of U.S. federal securities laws and seeking unspecified damages and other relief based on, among other things, Kitov Pharma allegedly including misleading information in its public filings.

On March 20, 2017, an individual who allegedly acquired Kitov Pharma’s securities, individually and on behalf of a putative class of investors who purchased or otherwise acquired Kitov Pharma’s securities, filed a lawsuit relating to the ISA Investigation in the Superior Court of the State of California for the County of San Mateo against Kitov Pharma, its CEO and CFO, and the underwriters of Kitov Pharma’s initial public offering, alleging violations of U.S. federal securities laws and seeking unspecified damages and other relief based on, among other things, Kitov Pharma allegedly including misleading information in its public filings.

On April 6, 2017, the Superior Court of the State of California for the County of San Mateo entered an order consolidating the two California putative class actions, appointed the lead counsel to plaintiffs in the consolidated action and set a case schedule. An amended complaint was filed on or about June 5, 2017.

On August 3, 2017, a motion of demurrer was filed on behalf of the Company and the individual defendants to dismiss the complaint against them, and, in the alternative, a motion was filed to stay the action, including, until the Supreme Court of the United States has ruled as to the jurisdiction of the California state court to hear this dispute. The underwriter defendants also filed a motion of demurrer. Answering papers were filed by plaintiffs on September 19, 2017; our reply papers were filed on October 19, 2017; and the hearing on this motion was held on October 26, 2017. At the hearing, the judge ruled against us, the individual defendants and our underwriters, denying our demurrers and our motions to stay the entirety of the matter. We filed an answer on or about November 24, 2017. On December 15, 2017, we filed a more limited motion to stay discovery pending the resolution of the ISA Investigation. Following plaintiffs’ opposition to our motion on January 5, 2018 and our reply in further support on January 16, 2018, the court ruled in our favor after arguments on January 29th, 2018 staying discovery by plaintiffs against the Company and the individual defendants until June 1, 2018, at which point the parties are to update the court on the status of the ISA’s investigation. Discovery against the underwriters is continuing.

Our management rejects the claims in all of the aforesaid class actions lawsuits in the United States of America (the “U.S. Class Actions”), and intends to the contest the U.S. Class Actions vigorously. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the U.S. Class Actions as to the probability of success or the scope of potential exposure, if any.

Although we maintain directors’ and officers’ liability insurance, with an extension to cover the Company as well, and which is expected to cover much of our expected costs in connection with the 2015 Motion, the ISA Investigation, the 2017 Motions and the U.S. Class Actions after payment by us of the policy deductibles, the insurance companies may reject our claims for coverage under the policy or the coverage may not be adequate to cover future claims. Furthermore, we are required to indemnify our underwriters for their legal defense costs or any other damages in the California putative class actions, and such indemnification will not be covered under the policy. To date we have already received requests from our underwriters to indemnify them for their legal costs in connection with the California putative class actions in an aggregate amount of approximately $135,000, most of which amount has already been paid by us as of the date of this Annual Report on Form 20-F. Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate amounts.

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

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2017.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are currently traded on the TASE under the symbol “KTOV”. Our ADSs and public warrants are currently traded on NASDAQ under the symbols “KTOV” and “KTOVW”, respectively.

The following table sets forth, for the periods indicated, the reported high and low closing sales prices of our ADSs on NASDAQ.

	$ U.S.
	Price Per ADS
	High	Low
Most Recent Six Months
February 2018	2.71	2.37
January 2018	2.75	2.29
December 2017	2.33	2.03
November 2017	2.43	1.95
October 2017	3.15	1.87
September 2017	2.23	1.81

Quarterly
Fourth Quarter 2017	3.15	1.87
Third Quarter 2017	2.39	1.29
Second Quarter 2017	2.11	1.53
First Quarter 2017	3.35	1.69
Fourth Quarter 2016	4.32	2.93
Third Quarter 2016	3.62	2.77
Second Quarter 2016	6.68	3.11
First Quarter 2016	4.60	2.33

Annual
2018 (through February 28)	2.75	2.29
2017	3.35	1.29
2016	6.68	2.33
2015 (commencing November 20)	4.47	2.43

The following table sets forth, for the periods indicated, the reported high and low closing sales prices of the public warrants traded on NASDAQ.

	$ U.S.
	Price Per Public Warrant
	High	Low
Most Recent Six Months
February 2018	0.78	0.67
January 2018	0.90	0.65
December 2017	0.79	0.60
November 2017	0.80	0.60
October 2017	0.84	0.52
September 2017	0.70	0.54

Quarterly
Fourth Quarter 2017	0.84	0.52
Third Quarter 2017	0.73	0.42
Second Quarter 2017	0.55	0.40
First Quarter 2017	1.36	0.40
Fourth Quarter 2016	2.38	1.07
Third Quarter 2016	1.10	0.73
Second Quarter 2016	2.50	0.76
First Quarter 2016	1.10	0.50

Annual
2018 (through February 28)	0.90	0.65
2017	1.36	0.40
2016	2.50	0.50
2015 (commencing November 20)	0.70	0.53

The following table sets forth, for the periods indicated, the reported high and low closing sales prices of our ordinary shares on the TASE in NIS and U.S. dollars. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS		$ U.S.
	* Price Per Ordinary Share		* Price Per Ordinary Share
	High	Low	High	Low
Most Recent Six Months
February 2018	0.47	0.41	0.14	0.12
January 2018	0.46	0.39	0.14	0.11
December 2017	0.39	0.36	0.11	0.10
November 2017	0.42	0.35	0.12	0.10
October 2017	0.44	0.35	0.13	0.10
September 2017	0.39	0.32	0.11	0.09

Quarterly
Fourth Quarter 2017	0.44	0.35	0.17	0.07
Third Quarter 2017	0.39	0.24	0.11	0.07
Second Quarter 2017	0.39	0.28	0.11	0.08
First Quarter 2017	0.64	0.33	0.17	0.09
Fourth Quarter 2016	0.74	0.58	0.20	0.15
Third Quarter 2016	0.66	0.54	0.18	0.14
Second Quarter 2016	1.29	0.62	0.34	0.16
First Quarter 2016	0.92	0.46	0.24	0.12

Annual
2017	0.64	0.24	0.17	0.07
2016	1.29	0.46	0.34	0.12
2015	4.13	0.50	1.05	0.13
2014	18.06	1.34	5.16	0.34
2013	33.27	3.04	9.41	0.83

On March 2, 2018 the last reported sale price of our ADSs on NASDAQ was $2.62 per ADS, the last reported sale price of the public warrants on NASDAQ was $0.72 per public warrant. On March 4, 2018 the last reported sale price of our ordinary shares on the TASE was NIS 0.4520 per share, or $0.13 per ordinary share (based on the representative NIS to U.S. dollar rate of exchange of 3.4580 on March 4, 2018).

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

According to the Companies Law and the regulations promulgated thereunder, as applicable to Kitov Pharma, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 40 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting shall be given prior to the record date.

Election of Directors. Under our amended and restated articles of association, the number of directors on our Board will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any Regulations enacted thereunder) (“Maximum Number”). The majority of the members of the Board shall be residents of Israel, unless our center of management shall have been transferred to another country in accordance with a resolution of our Board by a majority of three quarters (75%) of the participating director votes. The number of directors may be changed, at any time and from time to time, by our shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting of our shareholders and (b) more than 47.9% of all of the voting rights in Kitov Pharma as of the record date established for the applicable general meeting of our shareholders (“Special Majority”). For more information, please see “Item 6 – Directors, Senior Management and Employees – C. Board Practices.”

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

We presently do not have any issued and outstanding preferred shares. On December 5, 2016, our shareholders approved the amendment to our amended and restated articles of association, as well as to our memorandum of association, for the addition to Kitov Pharma’s registered share capital of 1,000,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 200,000,000 preferred shares in each class (the “Preferred Shares”).

Pursuant to our amended and restated articles of association, our board of directors is authorized to fix, by resolution of the board of directors, (i) the number of issued Preferred Shares (subject to the maximum number of Preferred Shares authorized in such class), (ii) the designation of such class of Preferred Shares, and (iii) the conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, if any, of the shares of such class of Preferred Shares. Consequently, the issuance of Preferred Shares would be available for issuance without further actions by Kitov Pharma’s shareholders, unless shareholder approval is required by Israeli law, the rules of any exchange or other market on which Kitov Pharma’s securities may then be listed or traded, Kitov Pharma’s articles of association then in effect, or any other applicable rules and regulations. For so long as we are also listed on the TASE, the issuance of any Preferred Shares will also be subject to the requirements of any TASE regulations or directives governing the issuance of preferred shares by companies whose ordinary shares are listed on the TASE. The TASE listing regulations permit the issuance of preferred shares by a dual listed company whose ordinary shares are listed on TASE, provided that such preferred shares will not be traded on the TASE, and subject to other conditions set forth in the listing regulations. In addition, in July 2017, the TASE issued temporary directive permitting the issuance of preferred shares by a company whose ordinary shares are listed on TASE, for trading on TASE, subject to the conditions set forth in the temporary directive.

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

Each Preferred Share shall be entitled to receive upon distribution, and in preference to our ordinary shares, (i) dividends in excess of the general dividends issued to all shareholders including holders of Ordinary Shares, and/or (ii) amounts paid in a distribution of our surplus assets on winding up, in an amount equal to the original issue price for such Preferred Shares as set forth in Kitov Pharma’s share registry (adjusted for share combinations or subdivisions or other recapitalizations of Kitov Pharma’s shares), and less the amount of any dividend previously paid in preference, all pro rata to the number of Kitov Pharma’s Preferred Shares of each specific class of Preferred Shares issued and outstanding at such time, without having regard to any premium paid or discount thereon, and all subject to the provisions hereof.

Furthermore, and after payment of the Preferred Shares’ dividend preferences or liquidation preferences as aforesaid, each Preferred Share in Kitov Pharma’s capital shall be entitled to receive upon distribution, (i) a general dividend issued to all Shareholders, (ii) bonus shares, and (iii) amounts paid in a distribution of Kitov Pharma’s surplus assets on winding up, all pro rata to the number of Kitov Pharma’s Shares (Ordinary Shares and Preferred Shares) issued and outstanding at such time, without having regard to any premium paid thereon or discount, and all subject to the provisions hereof.

All Preferred Shares shall be non-voting shares and shall not vest the holder thereof with any right to participate in Kitov Pharma’s general meetings, to receive notice thereof and/or to vote thereat. Without limitation to the above, the Preferred Shares shall not confer upon the holders thereof any voting rights or any right to appoint directors or any other right with respect to general meetings, including without limitation, attending, voting at or requesting to convene, such general meetings or proposing matters for the agenda of such general meetings, except as expressly set forth below or as otherwise specifically provided by Israeli law.

So long as any Preferred Shares are outstanding, the provisions of the section below titled “Modification of class rights”, and the provisions of this section shall apply, such that the adoption of a resolution, by a regular majority in voting power of the Preferred Shares who are present, entitled to vote thereon (if any) and voting thereon, voting together as a single class, given in person or by proxy or by an authorized proxy holder, at a meeting of holders of Preferred Shares shall be necessary for effecting or validating:

(i)	Authorization of Senior Shares. Any amendment or alteration of the Memorandum of Association or Articles of Association of Kitov Pharma so as to authorize or create, or increase the authorized amount of, any class or series of shares to be so authorized, created or increased after the initial issuance of any class of Preferred Shares, the terms of which expressly provide that such class or series will rank senior to the outstanding class or classes of Preferred Shares as to dividend rights and distribution rights upon the liquidation, winding up or dissolution of Kitov Pharma (collectively, “Senior Shares”);

(ii)	Amendment of the Preferred Shares. Any amendment, alteration or repeal of any provision of the Articles of Association so as to adversely affect the special rights, preferences, privileges or voting powers of the Preferred Shares; and

(iii)	Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange or reclassification involving the Preferred Shares, or of a merger or consolidation of Kitov Pharma with or into another entity, unless in each case (x) the Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which Kitov Pharma is not the surviving or resulting entity (or the Preferred Shares are otherwise exchanged or reclassified), are converted or reclassified into or exchanged for preferred shares of the surviving or resulting entity or its ultimate parent, and (y) such Preferred Shares that remain outstanding or such preferred shares, as the case may be, have rights, preferences, privileges and voting powers of the surviving or resulting entity or its ultimate parent that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, taken as a whole, of the Preferred Shares immediately prior to the consummation of such transaction;

provided, however, that (A) for all purposes of this section, (1) any increase in the amount of Kitov Pharma’s authorized Ordinary Shares or Preferred Shares or the issuance of any additional Ordinary Shares or Preferred Shares or (2) the authorization or creation of any class or series of shares established after the initial issuance of any class of Preferred Shares, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the previously issued and outstanding Preferred Shares as to dividend rights and distribution rights upon any liquidation, winding up or dissolution of Kitov Pharma (collectively, “Junior Shares”); or the authorization or creation of any class or series of shares established after the initial issuance of any class of Preferred Shares the terms of which expressly provide that such class or series will rank on a parity with the previously issued and outstanding Preferred Shares as to dividend rights and distribution rights upon any liquidation, winding up or dissolution of Kitov Pharma (collectively, “Parity Shares”); and, any increase in the amount of authorized but unissued shares of such class or series of Parity Shares or Junior Shares or the issuance of additional shares of such class or series of Parity Shares or Junior Shares, will be deemed not to adversely affect (or to otherwise cause to be materially less favorable) the rights, preferences, privileges or voting powers of the previously issued and outstanding Preferred Shares and shall not require the consent or the adoption of a resolution by the holders of the previously issued and outstanding Preferred Shares; (B) in the event of a binding share exchange or reclassification involving the Preferred Shares, or of a merger or consolidation of Kitov Pharma with or into another entity, as described above in which the provisions of sub-section (b)(iii)(x) and (y) above are complied with, the consent or the adoption of a resolution by the holders of the previously issued Preferred Shares shall not be required in order to effect, validate or approve such share exchange, reclassification, merger or consolidation; and (C) to the extent that, notwithstanding the provisions of immediately preceding clauses (A) and (B), the consent or approval of the holders of Preferred Shares, voting together as a single class, is nonetheless required by applicable law or the Articles of Association in such circumstances, or such consent or approval is otherwise required by applicable law or the Articles of Association with respect to any matter that is not set forth in the provisions of items (i)-(iii) of this section above, such approval or consent may be given by the adoption of a resolution, by a simple majority of the voting power of the Preferred Shares who are present, entitled to vote thereon (if any) and voting thereon, voting together as a single class, given in person or by proxy or by an authorized person, at a meeting of holders of Preferred Shares and the legal quorum for any such meeting shall be as set forth above with respect to meeting of holders of our Ordinary Shares.

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

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies,” including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board’s resolution, for so long as Kitov Pharma does not have a controlling shareholder as defined in Section 1 of the Companies Law, Kitov Pharma intends to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors. Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our Audit Committee and Compensation Committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the board of directors.

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

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the board of directors and the audit committee and (i) must involve the extension of an existing transaction that was duly approved and does not involve any significant change in the terms of the existing transaction or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a framework agreement that was duly approved; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction of theirs with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the controlling shareholder are not significantly different from the terms that apply to the controlling shareholder or an entity controlled by him or her (while taking into account the extent of their respective involvement in the transaction); (v) is among companies controlled by the controlling shareholder, or between the public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company; or (vi) on the date of approval of the extraordinary transaction by the board of directors and audit committee, the shareholders who do not have personal interest in the approval of the said transactions do not hold more than 2% of the voting rights in the company. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and the board of directors agree that such arrangements are solely for the benefit of the company. Employment and compensation arrangements for an office holder that is a controlling shareholder of a public company, or the provision of directors and officers’ insurance for the chief executive officer, do not require shareholder approval if certain criteria are met. The Board, following the prior determination of the Audit Committee or Compensation Committee, as applicable, may also determine that the compensation being offered to certain office holders (including directors) is an engagement which, pursuant to the leniencies set forth in the Relief Regulations, can be entered into by a company immediately, with the approval by the shareholders being deferred to the next shareholder meeting to be called by the Company, is such compensation is consistent with compensation policy of the company which was approved by the shareholders of the company in accordance with the Companies Law, and are no more beneficial to the recipient as such similar compensation previously granted to other holders of the same office.

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

On April 25, 2017, the boards of directors of each of Kitov Pharma and Kitov Pharmaceuticals approved a merger between the two entities, with Kitov Pharma remaining as the surviving entity. The merger was completed in December 2017. See Item 4.C – Organizational Structure for more information on this merger.

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

Amended and Restated Articles of Association

Our amended and restated articles of association contain provisions that could delay or prevent changes in control or changes in our management. These provisions include the following:

●	no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates;

●	the right of our board of directors to elect a director to fill a vacancy, which may prevent shareholders from being able to fill vacancies on our board of directors;

●	a majority of the members of our board of directors are required to be residents of Israel, unless our center of management has been transferred to another country by a decision of our board of directors resolved by a supermajority of three-quarters of the participating votes at such board of directors meeting;

●	the size of our board of directors shall be no more than nine (including any external directors required under applicable law);

●	the directors, except for our external directors, are divided into three classes, as nearly equal in number as possible.; and, at each annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three year term that expires at the annual general meeting held in the third year following such election, with this process continues indefinitely; and

●	the provisions in our amended and restated articles of association governing the number of directors, the election and removal of directors, the division of the board of directors into classes, and the establishment of the center of management may only be changed by the shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting and (b) more than 47.9% of all of the voting rights in Kitov Pharma as of the record date established for the applicable general meeting.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase Kitov Pharma’s registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which have not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

●	subdivide Kitov Pharma’s existing shares or any of them, Kitov Pharma’s share capital or any of it, into shares of smaller nominal value than is fixed;

●	reduce Kitov Pharma’s share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and

●	reduce shares from the issued and outstanding share capital of Kitov Pharma, in such manner that those shares shall be cancelled and any nominal par value paid for those shares will be registered at Kitov Pharma’s books as capital fund, which shall be deemed as a premium paid on those shares which shall remain in the issued and outstanding share capital of Kitov Pharma.

C.	Material Contracts

Clinical Trial Services Agreements – Phase III Clinical Trial

Master Research Services Agreement with Java Clinical Research Ltd.

On February 9, 2014, we entered into a Master Research Services Agreement with Java Clinical Research Ltd., or Java, a contract research organization based in Dublin, Ireland. According to the terms of the agreement, Java will manage the Phase III clinical trial for Consensi™, including preparation and filing of the requests to the ethics boards and the necessary regulatory bodies of the European Union, recruiting the tested subjects, employment of the primary researchers, identification and evaluation of the medical centers and their subsequent management throughout the trial period and overall management of the trial process through its completion. We engaged with third party medical centers for the performance of our Phase III clinical trial through Java. The total cost of the agreement with Java, including the cost of all service providers with which we have engaged through Java, with respect to the Phase III clinical trial amounted to approximately $2.5 million.

The Master Research Services Agreement was intended to remain in effect until Java provided all services through the completion of our Phase III trial of Consensi™.

Services Agreement with DABL Limited

On August 2, 2013, we entered into a services agreement with DABL Limited, or DABL, an Irish company based in Dublin, Ireland, in the ambulatory blood pressure monitoring technologies field. According to the agreement, DABL will provide protocol consultation services and coordinate the ambulatory blood pressure monitoring (ABPM) procedures and the analysis of the blood pressure tests during and after our Phase III trial of Consensi™. DABL’s technology enables the collection of data from hundreds of blood pressure tests during the day on each patient during the clinical trials as opposed to the traditional individual tests that yield many fewer results for statistical analysis during the same time frame.

The above services agreement was intended to be in effect until DABL provided all services including the statistical analysis of results the blood pressure tests following our Phase III trial of Consensi™.

Clinical Trial Services Agreements - Renal Function Clinical Trial

Work Order with Java

On September 7, 2016 we entered into an additional Work Order with Java, under the Master Research Services Agreement the term of which was extended by such Work Order, pursuant to which Java will manage the renal function clinical trial for Consensi™, including preparation and filing of the requests to the ethics boards and the necessary regulatory bodies of the U.K., recruiting the trial participants, employment of the primary researchers, identification and evaluation of the medical centers and their subsequent management throughout the trial period and overall management of the trial process through its completion. We also have directly engaged with third party medical centers for the performance of our renal function clinical trial being managed by Java. The Master Research Services Agreement will remain in effect until Java has provided all services through the completion of our renal function clinical trial. The parties have customary termination rights and either party may terminate the Master Research Services Agreement (or any work thereunder) upon 60 days’ notice.

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

Development Services Agreement with Dexcel

On April 1, 2014, we entered into a Development Services Agreement with Dexcel Ltd., or Dexcel, a global pharmaceutical company, which has been involved in the manufacture and marketing of more than 55 branded and generic products. The agreement provides for Dexcel to develop the formulation for Consensi™ and the subsequent stability testing and manufacturing scale-up in quantities adequate for submission of an NDA to the FDA. Dexcel’s services include performing compatibility testing of APIs with excipients, screening to find at least two prototypes and identifying analytical methods for product analysis. We agreed to bear the cost of the APIs as well as other materials or means required for Dexcel to perform the services under the agreement. In exchange for these services, we will pay Dexcel: (i) $2 million in cash in four equal installments ($500,000 which was paid upon execution of the agreement, $500,000 which was paid upon attainment of the second milestone in May 2015, $500,000 that was paid in May 2016 as a result of the attainment of the fifth milestone, and the remaining $500,000 to be paid by the end of July 2016 based on the remaining milestone during the development and manufacturing period); and (ii) in our ordinary shares having an aggregate value of $1.5 million issued in three equal installments (the first issuance of 157,783 ordinary shares was made upon execution of the agreement, the second issuance of 597,511 ordinary shares was made upon attainment of the second milestone in May 2015, and the final issuance of 3,009,888 ordinary shares was made on June 19, 2016 in connection with the attainment of the fifth milestone ).

In addition, in exchange for a right of first negotiation with regard to future global marketing rights for Consensi™ and for an option to negotiate the future commercial manufacture of Consensi™ Dexcel agreed to pay us $500,000 in two equal installments based on milestones during the development and manufacturing period (of which the first payment of $250,000 was made in May 2015 upon the attainment of the second development milestone, and the remaining $250,000 was paid in May 2016 as a result of the attainment of the fifth development milestone). Under the terms of the agreement, in the event we intend to enter into negotiations with any third party to enter into a commercial marketing or licensing agreement for the product, we are obligated to notify Dexcel of our intention to do so, and Dexcel has the right, within 21 days, to notify us whether it wishes to negotiate with us on mutually agreeable and commercially reasonable terms for the rights, in which case we are required to negotiate exclusively with Dexcel in good faith in an attempt to reach a mutual agreement with 60 days. If Dexcel does not so notify us, or if upon expiration of this 60 day period the parties are unable to agree in good faith upon its terms and conditions, we will be free to enter into a commercial agreement with any party on any terms we determine. We have formally notified Dexcel that we intend to enter into negotiations with third parties to enter into a commercial marketing or licensing agreement for the Consensi™ product. Dexcel has not notified us within the requisite 21 days whether or not it wishes to negotiate with us on mutually agreeable and commercially reasonable terms for these rights. As such, we believe that we are free to enter into a commercial agreement with any party on any terms we determine.

On June 9, 2015 we, together with Dexcel, successfully completed the performance of a pilot pharmacokinetic clinical trial, or Pilot PK Study, which commenced on March 31, 2015 in Ichilov Medical Center in Tel Aviv. The objective of the Pilot PK Study was to demonstrate that the concentration of Consensi™ in the blood of the subjects is comparable to the concentrations observed in the administration of the two existing, approved drugs (celecoxib and amlodipine besylate, which are the active components of Consensi™). For the purpose of this Pilot PK Study, Dexcel manufactured two prototypes of the Consensi™ final formulation, based on the two existing approved drugs.

On May 10, 2016 we announced that we, together with Dexcel, had successfully completed a final conclusive pharmacokinetic (PK) bioequivalence (BE) study, or the Final PK Study. The objective of this study was to check the pharmacokinetics of the combination drug produced in a manufacturing setting in order to show that the blood levels achieved with our combination are the same as those obtained with the individual components. The Final PK Study compared the PK of Consensi™ which is a fixed dose combination consisting of celecoxib (200 mg), indicated for osteoarthritis pain, and amlodipine (10 mg), indicated for high blood pressure, to off-the-shelf branded 200 mg celecoxib capsules and 10 mg amlodipine tablets. A similar PK bioequivalence study for Consensi™, containing a lower dosage (2.5 mg) of amlodipine, was completed during the third quarter of 2016, and showed similar bioequivalence results to those found in the Final PK Study. On June 19, 2016, we entered into an amendment with Dexcel with respect to the conduct of this additional study, for which we paid Dexcel approximately $200,000.

Dexcel also completed required stability studies for Consensi™.

According to the Development Services Agreement with Dexcel, any new intellectual property rights resulting from the development made by Dexcel which are applicable to manufacture, research, development, making of, use, sale, production commercialization and distribution of Consensi™ shall be jointly and equally owned (50%/50%) by Dexcel and Kitov. We anticipate that in the near future, we will be filing an international patent application, in partnership with Dexcel, which is related to pharmaceutical formulations of celecoxib and amlodipine and methods of preparing the same. Under the Development Services Agreement, Dexcel granted Kitov and Kitov granted Dexcel each a fully-paid, non-exclusive, perpetual world-wide license to the jointly and equally owned new intellectual property rights. Accordingly, we expect that there will be no royalty payments due to Dexcel for our use of this jointly and equally owned new intellectual property rights.

The Development Services Agreement will remain in effect until Dexcel has provided all services through the completion of manufacturing scale-up in quantities adequate for submission of an NDA to the FDA as well as stability testing. However, the parties have customary termination rights and either party may terminate the agreement upon 90 days’ notice.

Other Agreements

For a description of other agreements, please see “Item 3. Major Shareholders and Related Party Transactions – D. Risk Factors – Risks Related to Our Business and Regulatory Matters”, “Item 4. Information on the Company – B. Business Overview – Services and License Agreements”, “Item 4. Information on the Company – B. Business Overview – Intellectual Property”, “Item 4. Information on the Company- B. Business Overview - Intellectual Property - Exclusive License Agreement with Yissum”, “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”, “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders – Changes in Percentage Ownership by Major Shareholders”, “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – TyrNovo Ltd.”, “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions – Consulting Agreement with Lior Tamar Investments Ltd.”.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23% for 2018 of a company’s taxable income. The corporate tax rate for the tax years 2017 and 2016 was 24% and 25% respectively. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

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

The real capital gain derived by corporations will be generally subject to a corporate tax rate of 24% in 2017 and 23% in 2018.

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

If you are a U.S. Holder, dividends paid to you with respect to our ADSs will be foreign source income for foreign tax credit purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally constitute “passive category income. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2018 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. There can be no assurance that we will not be considered a PFIC for any taxable year.

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

In addition, since Parent’s ordinary shares are traded on the TASE, in the past we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter F of the Israel Securities Law, 1968. In accordance with Section 35XXXIII of the Israel Securities Law, and pursuant to the prior approvals of our securities holders to change to reporting in accordance with the U.S. securities laws and regulations, we presently report to ISA and the TASE in accordance with the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements. Our major shareholders are required to make applicable ownership disclosures in accordance with U.S. securities laws and reporting requirements. We generally initially file or furnish our reports, as applicable, to the SEC. We then submit copies of the SEC filings and submissions to ISA and TASE, including any filings made by our major shareholders with respect to their holdings in Kitov Pharma, in accordance with the Dual-Listed Reporting Requirements. Such copies can be retrieved electronically through the websites for listed company reports of ISA (www.magna.isa.gov.il) and TASE (www.maya.tase.co.il).

As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. As permitted under the Companies Law, and the Notice Regulations which were enacted pursuant to such law, and as set forth in Parent’s amended and restated articles of association, Kitov Pharma is not required to physically deliver a notice of a shareholders meeting, a proxy statement or a voting slip. Kitov Pharma prepares notices of general meetings of its shareholders, as well as the accompanying proxy statements, voting slips and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable laws, rules and regulations and disclosure requirements in the State of Israel, as such are applicable to a company whose shares are traded on both the TASE and the NASDAQ, and which reports to the SEC as a foreign private issuer and to ISA and the TASE in accordance with the Dual-Listed Reporting Requirements. Our Proxy Materials may not necessarily be mailed to our beneficial shareholders in Israel, or to our beneficial ADS holders in the U.S. We will furnish to the SEC on Form 6-K the forms of our Proxy Materials, and they will be made available to the public on the SEC’s website at www.sec.gov. We will also submit the Proxy Materials to ISA and TASE and they will be made available to the public on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il. We will also include the Proxy Materials on our corporate website, to the extent required under the Companies Law and the applicable regulations enacted thereunder governing publication of notices of general meetings of our shareholders and the distribution of the Proxy Materials. The circulation of by us of any Proxy Materials should not be taken as an admission that we are subject to the proxy rules under the Exchange Act, nor as an admission that in doing so we are not availing, nor that we may not avail, ourselves of any, or all of, the exemptions set forth under Regulation 3 of the Companies Regulations (Relief Regulations for Companies Whose Securities are Listed for Trading on an Exchange Outside of Israel), 5760-2000. Furthermore, nothing in the form or content of, and/or the language in, any of our Proxy Materials should be taken as an admission by us with respect to that which is stated under Regulation 5 of the Notice Regulations concerning the applicability (or lack thereof) of instructions under relevant non-Israeli law as to the content our Proxy Materials, insofar as such may apply to certain matters on the agenda of the applicable meeting of securities holders.

In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. In accordance with the NASDAQ Listing Rules, as a foreign private issuer we are required to submit on a Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. Furthermore, we have committed to the underwriters of our initial U.S public offering which was completed in November 2015 that for a period of three (3) years from November 25, 2015, the Company, at its expense, will announce its financial information for each of the first three fiscal quarters consistent with the practices of companies which are dual-listed on both the TASE and a domestic U.S. securities exchange and report in accordance with the Dual-Listed Reporting Requirements; provided that the foregoing shall not apply in the event the Company enters into a merger transaction in which the Company is the non-surviving entity that would cause our ADSs and warrants to no longer be registered under the Exchange Act. We will furnish this periodic information with the SEC under cover of Form 6-K. The Representative of the underwriters of our initial U.S public offering which was completed in November 2015 has previously waived any announcement by us with respect to the filing of quarterly financial information, and may issue such waivers to us in the future. It is noted that recent amendments to the Israel Securities Law and Regulations enacted thereunder, dispense with the requirement for the announcement of financial results for each of the first and third fiscal quarters of a calendar year for certain smaller sized TASE listed companies which report under TASE only listed reporting requirements. We believe that, were we reporting under the TASE only listed reporting requirements (and not the Dual Listed Reporting Requirements), we would qualify for such dispensation based on our company size as set forth in the regulation. In addition, the SEC in the past announced that it sought comment for the dispensation of the requirement for the announcement of financial results for each of the first and third fiscal quarters for certain U.S. domestic issuers. Thus it remains uncertain as to how companies dual-listed on both the TASE and a domestic U.S. securities exchange, and report in accordance with the Dual-Listed Reporting Requirements, will continue their practices with respect to the announcements of financial information for each of the first and third fiscal quarters, and it is possible that we may adopt practices for the announcement (if any) of financial information for each of the first and third fiscal quarters which are different than what we have provided in the past.

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

The Company maintains a corporate website at www.kitovpharma.com. TyrNovo also maintains a website at www.tyrnovo.co.il. Information contained on, or that can be accessed through, our websites does not constitute a part of this Annual Report on Form 20-F. We have included our website addresses in this Annual Report on Form 20-F solely as inactive textual references. We intend to post on our websites any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting on the Company website any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of Kitov Pharma’s shareholders.

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

(A)	Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate as of December 31, 2017:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	35	87	1,743	(87)	(35)
Other current assets	11	27	540	(27)	(11)
Accounts payable	(2)	(4)	(76)	4	2
Other payables	(25)	(63)	(1,267)	63	25
Post employment benefit liabilities	(6)	(16)	(322)	16	6
Total income (loss)	13	31	618	(31)	(13)

(B)	As of the date of this Annual Report on Form 20-F, our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2017 we had interest bearing bank deposits of $3.4 million, bearing interest in the range of 0.14%-1.6% depending upon the nature of the deposit scheme.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Item 10. Additional Information – E. Taxation - Taxation of our Shareholders” for more detail. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

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

As of February 2018, we have used all of the proceeds of this offering as follows: approximately $5.1 million of the net proceeds of this offering for research and development activities, approximately $0.6 million to repay loans taken by us prior to the offering, approximately $2.0 million for the acquisition of TyrNovo, and approximately $3.7 million for general corporate purposes. None of the net proceeds of the offering used for research and development activities; repayment of indebtedness; working capital; and any other purposes for which at least $100,000 has been used, was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates, except for (i) payments in connection with the $100,000 Principal Amount of the loans taken by us prior to the offering held by Haiku Capital Ltd., which, together with Mr. Sheer Roichman (who was deemed to beneficially own the shares held by Haiku Capital), became a holder of more than ten percent of our issued an outstanding share capital as a result of the acquisition of such holdings via participation in the offering; and (ii) ordinary course payments of ongoing compensation (including bonuses) paid to our directors and executive officers for their services in accordance with the terms and conditions of their agreements with the Company.

ITEM 15.	CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, were effective as described in (b) below.

(b)           Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management, including the chief executive officer and chief financial officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that as at December 31, 2017 our internal control over financial reporting was effective.

Notwithstanding the foregoing, there can be no assurance that our controls and procedures will detect or uncover all failures in our controls over measurement and disclosure in our financial statements or detect instances of fraud, if any.

(c)           Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)           Changes in Internal Controls over Financial Reporting

As we disclosed in our Annual Report for 2016 on Form 20-F, a deficiency was identified in our internal control over financial reporting related to the operation of the control to review the accounting for significant non-routine and complex transactions to ensure proper application of IFRS. This control did not operate effectively due to the lack of timely involvement of the qualified technical resources to perform the required management review. As a result, during the audit process, an error was detected in the accounting for equity and derivative instruments, which was corrected prior to filing our audited financial statements for 2016.

During 2017 we implemented remedial measures by broadening the role of our external financial expert with expertise in IFRS, and implemented additional review controls to allow for stronger oversight in this area. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we designed enhanced processes and controls to address any other issues that might be identified through our on-going review of our internal control processes and continue to undertake any needed remedial measures to make improvements in our internal control. Other than described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	(in thousands of U.S. dollars)
	2017	2016
Audit fees(1)	85	84
Tax (2)	17	3
Other(3)	35	-
Total	137	87

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, fees related to our public offerings and registration statements, and consultation concerning financial accounting and reporting standards.

(2)	These fees relate to services provided regarding tax compliance and review of tax returns.

(3)	These fees relate to services not connected to audit services.

100% of the audit related services, tax and other fees described in the table above were approved by the audit committee in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Audit committee’s pre-approval policies and procedures

Under the Companies Law and our amended and restated articles of association, our shareholders are authorized to appoint our independent auditors. Under the Companies Law and our amended and restated articles of association, the shareholders may appoint our independent auditors to hold office for a longer period of time that will not extend beyond the end of the third annual meeting following that at which the auditor was appointed. At our 2017 annual general meeting of the shareholders, our shareholders appointed Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for such longer period of time not to extend beyond the 2020 annual general meeting at which time the appointment of an auditor will be presented to the shareholders once again.

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

This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee for the various audit and non-audit services that may be performed by our auditors. Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor’s independence or that are not permitted by applicable law.

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

Home Country Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of NASDAQ Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We intend to rely on this “foreign private issuer exemption” with respect to the following items:

●	Distribution of annual and quarterly reports to shareholders. Under Israeli law, as a public company whose shares are traded on the TASE, we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports publicly available through the website of the Israeli Securities Authority and the TASE. In addition, we make our audited financial statements available to our shareholders at our offices.

●	Independent Directors. Israeli law generally does not require that a majority of our board members be independent as required by the NASDAQ Listing Rules. In addition, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only our independent directors are present. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable NASDAQ and SEC criteria for independence. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exceptions set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with our Board’s resolution, for so long as Kitov Pharma does not have a controlling shareholder as defined in Section 1 the Companies Law, Kitov Pharma intends to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee in under the Companies Law. As such, our board of directors does not include two directors classified as external directors in accordance with the Israeli Companies Law, but such corporate governance exceptions do require that a majority of our board members be independent as required by the NASDAQ Listing Rules.

●	Audit Committee. While our board of directors has adopted an audit committee charter, neither applicable Israeli laws, nor our amended and restated articles of association, require that we adopt and file an audit committee charter. Consistent with Israeli law, the independent auditors are elected at a meeting of shareholders instead of being appointed by the audit committee.

●	Compensation Committee and Compensation of Officers. Under NASDAQ Listing Rules, Kitov Pharma must establish a compensation committee and adopt a formal written compensation committee charter addressing the scope of the compensation committee’s responsibilities, including structure, processes and membership requirements, among others. While our board of directors has adopted a compensation committee charter, neither applicable Israeli laws, nor our amended and restated articles of association, require that we adopt and file a compensation committee charter. Additionally, we comply with the requirements set forth under the Companies Law, pursuant to which transactions with office holders of Kitov Pharma regarding their terms of office and employment, and transactions with a controlling shareholder in Kitov Pharma regarding his or her employment and/or his or her terms of office with the Company, may require the approval of the compensation committee, the board of directors and under certain circumstances the shareholders, either in accordance with our previously approved compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

●	Shareholder Approval. We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Companies Law, which are different from the shareholder approval requirements under the NASDAQ Listing Rules, including NASDAQ Listing Rule 5635. The NASDAQ Listing Rules require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans and arrangements, issuances that will result in a change of control of a company, certain transactions other than a public offering involving issuances of 20% or more of the shares or voting power in a company, and certain acquisitions of the stock or assets of another company involving issuances of 20% or more of the shares or voting power in a company or if any director, officer or holder of 5% or more of the shares or voting power of the company has a 5% or greater interest in the company or assets to be acquired or consideration to be paid and the transaction could result in an increase in the outstanding common shares or voting power by 5% or more.

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

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the NASDAQ Listing Rules.

●	Meetings of Shareholders: Annual Meetings; Proxy Solicitations; Quorum. The NASDAQ Listing Rules require that each company listing common stock, and their equivalents, hold an annual meeting of shareholders within one year of the end of each fiscal year, and that at such meeting, shareholders must be afforded the opportunity to discuss company affairs with management and, if required by the Company’s governing documents, to elect directors. They further require that each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to NASDAQ. Under the NASDAQ Listing rules, the quorum required for an ordinary meeting of shareholders consists of 33 1/3% of the issued share capital. We will follow our home country practices with respect to the above as follows:

●	Annual Meetings. As permitted under the Companies Law and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are required to hold an annual meeting each year and provided that it is no later than 15 months from the prior annual meeting. At the annual meeting we are required to elect directors (other than external directors, if such are required to be elected) and to present the annual financial statements and annual report, as well as presenting the fees paid to our auditors.

●	Proxy Solicitations. As permitted under the Companies Law and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting and a proxy statement. We will prepare notices of general meeting of our shareholders, as well as the accompanying proxy statement and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable rules, regulations and disclosure requirements in the State of Israel, as such are applicable to a Company whose shares are traded on both the TASE and the NASDAQ. Our Proxy Materials may not necessarily be mailed to beneficial shareholders in Israel, nor to beneficial ADS holders in the U.S. Forms of the Proxy Materials will be furnished to the SEC on Form 6-K, and will be available to the public on the SEC’s website at http://www.sec.gov. The proxy materials will also be filed with the Israeli Securities Authority and TASE and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The Proxy Materials will also be made available on the Company’s corporate website at www.kitovpharma.com, as required under the Companies Law and Regulations governing distribution of the Proxy Materials.

●	Quorum. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of our shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

●	Nominations Committee and Nominations of our Directors. Our directors are not selected, nor recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the NASDAQ Listing Rules. With the exception of external directors (if any are required to be elected) and any directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our amended and restated articles of association, under the Companies Law or in an agreement between us and our shareholders. GHP has entered into a Shareholder’s Undertaking with Kitov Pharma pursuant to which so long as it is holding ordinary shares or equivalents representing more than 1% of our issued and outstanding share capital it has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Pharma’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Pharma an proxy to ensure its compliance with such voting undertakings. Certain former unaffiliated minority shareholders of TyrNovo have committed to enter into upon closing the share exchange transaction for their TyrNovo shares into a Shareholder’s Undertaking with Kitov Pharma pursuant to which for so long as such shareholder is holding our ordinary shares to be received in the share exchange transaction for their TyrNovo shares it will agree to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Pharma’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and to grant Kitov Pharma a proxy to ensure its compliance with such voting undertakings. Other than such Shareholder’s Undertakings, currently there is no other agreement between us and any shareholder regarding the nomination or appointment of directors. In accordance with our amended and restated articles of association, under the Companies Law, any one or more shareholders holding, in the aggregate such portions of our outstanding voting power, as set forth in our amended and restated articles of association may nominate one or more persons for election as directors at a general meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided by our amended and restated articles of association.

●	Nominations Committee Charter or Board Resolution. Under NASDAQ Listing Rules, U.S. domestic listed companies, must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. We do not have such a formal written charter or board resolution.

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

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, provision in the Israeli proxy regulations governing Israeli public companies, which were promulgated under the Israeli Companies Law, requires us to disclose in the notice and proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. This disclosure may not be as extensive as that required of a U.S. domestic issuer.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements as of December 31, 2017 and 2016 and for the three-year period ended December 31, 2017, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed in the index of exhibits below:

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Registrant
1.2	Amended and Restated Articles of Association of the Registrant
2.1	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).
2.2	Form of Warrant Agent Agreement (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015).
2.3	Form of American Depositary Receipt (included in Exhibit 2.1).
2.4	Form of Underwriters’ Warrant, (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015).
2.5	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016).
2.6	Form of Letter Amendment to Warrant Agent Agreement with respect to Series A warrants (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
2.7	Form of Pre-Funded Series B Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016).
2.8	Stock Purchase Agreement, dated January 12, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd. (incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017).
2.9	Shareholder’s Undertaking by Goldman Hirsh Partners Ltd. dated January 13, 2017. (incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
2.10	Flow of Funds Agreement, dated April 9, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd. (incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
2.11	Form of Warrant issued to purchasers in the July 2017 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.12	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.13	Stock Purchase Agreement, dated October 3, 2017, by and among the Registrant, Certain Stockholders of TyrNovo Ltd. and the Stockholders’ Representative.
4.1*	Development Services Agreement, dated as of April 1, 2014, by and between Kitov Pharmaceuticals Ltd. and Dexcel Ltd. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).
4.2	Master Research Services Agreement, dated February 4, 2014, between Kitov Pharmaceuticals Ltd. and Java Clinical Research Limited (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015).
4.3	Change Order Forms under Master Research Services Agreement between Kitov Pharmaceuticals Ltd. and Java Clinical Research Limited dated March 26, 2014, September 22, 2014, and April 2, 2015 (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).

4.4	Work Order No. 2 under Master Research Services Agreement between Kitov Pharmaceuticals Ltd. and Java Clinical Research Limited dated September 7, 2016 (incorporated by reference to Exhibit 10.4 to the Registrant’s Post-Effective Amendment No. 2 to Registration Statement on Form F-1 on Form F-3 as filed with the Securities and Exchange Commission on December 12, 2016).
4.5	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015).
4.6	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to i Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).
4.7	Kitov Pharma Ltd. 2016 Equity-Based Incentive Plan (incorporated by reference to included as Exhibit 99.1 to our Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017)
4.8	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to our Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on November 18, 2015).
4.9	Form of Share Purchase Agreement between Kitov Pharma and the purchasers (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
4.10*	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and Tyrnovo Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.11*	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and Tyrnovo Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.12*	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and Tyrnovo Ltd. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.13	Binding Term Sheet by and amongst Kitov Pharma, TyrNovo Ltd. and Taoz – Company for Management and Holdings of Companies Ltd. approved by the Economic Division of the Tel Aviv District Court on February 9, 2017 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.14	Amendment to the Binding Term Sheet by and amongst Kitov PharmaLtd., TyrNovo Ltd. and Taoz – Company for Management and Holdings of Companies Ltd. approved by the Economic Division of the Tel Aviv District Court on February 9, 2017 (unofficial English translations from Hebrew) (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.15	TyrNovo Ltd. Shareholders Agreement by and between Kitov Pharma Ltd. and Taoz – Company for Management and Holdings of Companies Ltd. approved by the Economic Division of the Tel Aviv District Court on February 9, 2017 (incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.16	Form of Securities Purchase Agreement dated as of July 11, 2017 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
4.17	Kitov Pharma Ltd. Office Holder Compensation Policy approved the shareholders on July 12, 2017 (incorporated by reference to Exhibit A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-k furnished to the Securities and Exchange Commission on June 8, 2017)
4.18	Revolving Secured Facility and Pledge Agreement dated March 1, 2017 by and between TyrNovo Ltd., and Kitov Pharma Ltd.
4.19	Convertible Bridge Loan Agreement, dated September 15, 2017, by and between Kitov Pharma Ltd. and TyrNovo Ltd.
8.1	List of subsidiaries of the Registrant.
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International

* Confidential treatment granted with respect to portions of this Exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

KITOV PHARMA LTD.

By:	/s/ Isaac Israel
	Name:	Isaac Israel
	Title:	Chief Executive Officer

By:	/s/ Simcha Rock
	Name:	Simcha Rock
	Title:	Chief Financial Officer

Date: March 5, 2018

Kitov Pharma Ltd.

(Formerly: Kitov Pharmaceuticals Holdings Ltd.)

Consolidated Financial Statements

As of December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Kitov Pharma Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kitov Pharma, Ltd. (formerly “Kitov Pharmaceuticals Holdings Ltd.”) and its subsidiaries (hereinafter – “the Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations and other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2017, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member firm of KPMG International

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel

March 4, 2018

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Consolidated Statements of Financial Position

		December 31	December 31
		2017	2016
	Note	USD thousands	USD thousands

Assets
Cash and cash equivalents	6	3,947	6,758
Short term deposits	20A	3,488	7,899
Other current assets	7	548	241

Total current assets		7,983	14,898

Fixed assets, net		28	16

Intangible assets	4	6,172	-

Total assets		14,183	14,914

Liabilities
Accounts payable		215	515
Other payables	8	1,841	758
Derivative instruments	9	2,012	-

Total current liabilities		4,068	1,273

Non-current liabilities

Derivative instruments	12	1,030	-

Post-employment benefit liabilities	19	492	256

Total non – current liabilities		1,522	256

Equity

Share capital, no par value		-	-
Share premium	9	35,979	30,826
Receipts on account of warrants	9	7,415	7,415
Capital reserve for share-based payments	10	1,725	583
Capital reserve from transactions with related parties		761	761
Accumulated loss		(38,567)	(26,200)

Equity attributable to owners of the Company		7,313	13,385
Non-controlling interests		1,280	-
Total equity		8,593	13,385

Total liabilities and equity		14,183	14,914

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Consolidated Statements of Operations and Other Comprehensive Income

		For the year ended December 31,
		2017	2016	2015
	Note	USD thousands	USD thousands	USD thousands

Research and development expenses	14	4,640	4,180	2,560
General and administrative expenses	15	6,392	3,003	1,509
Other expenses	16	1,029	-	-
Operating Loss		12,061	7,183	4,069

Net change in fair value of derivatives	17	1,049	5,019	(94)
Finance expense	17	26	61	227
Finance income	17	(128)	(138)	-
Finance expenses, net		947	4,942	133

Loss for the year		13,008	12,125	4,202

Other comprehensive loss
Items that will not be classified to profit or loss
Re-measurement of defined benefit liability		95	21	-

Total comprehensive loss for the year		13,103	12,146	4,202

Loss attributable to:
Owners of the Company		12,272	12,125	4,202
Non-controlling interests		736	-	-
		13,008	12,125	4,202

Total comprehensive loss attributable to:
Owners of the Company		12,367	12,146	4,202
Non-controlling interests		736	-	-
		13,103	12,146	4,202

Loss per share data
Basic and diluted loss per share – USD		0.07	0.11	0.22
Number of shares used in calculating basic and diluted loss per share		189,139,031	115,114,946	19,250,340

The accompanying notes are an integral part of these consolidated financial statements

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total	Non-controlling interests	Total equity
	USD thousands

Balance as of January 1, 2017	-	30,826	7,415	583	761	(26,200)	13,385	-	13,385
Transactions with owners of the company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	2,174	-	-	-	-	2,174		2,174
Share issuance due to an acquisition of a subsidiary (see note 4)	-	1,800	-	-	-	-	1,800	2,016	3,816
Share-based payments	-	96	-	2,225	-	-	2,321		2,321
Issuance of shares due to RSUs vesting	-	1,083	-	(1,083)	-	-	-	-	-
Total transactions with owners of the company	-	5,153	-	1,142	-	-	6,295	2,016	8,311
Comprehensive loss for the year:
Loss for the year	-	-	-	-	-	(12,272)	(12,272)	(736)	(13,008)
Other comprehensive loss	-	-	-	-	-	(95)	(95)	-	(95)
Total comprehensive loss for the year	-	-	-	-	-	(12,367)	(12,367)	(736)	(13,103)

Balance as of December 31, 2017	-	35,979	7,415	1,725	761	(38,567)	7,313	1,280	8,593

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total
	USD thousands

Balance as of January 1, 2016	-	22,159	27	536	761	(14,054)	9,429
Transactions with owners of the company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	5,222	-	-	-	-	5,222
Issuance of warrants, net of issuance costs	-	-	2,517	-	-	-	2,517
Share issuance due to a strategic cooperation agreement	-	500	-	(250)	-	-	250
Share-based payments	-	103	-	297	-	-	400
Transfer of derivative instrument from liability to equity	-	-	7,388	-	-	-	7,388
Exercise of warrants (series A)		302					302
Exercise of warrants (series B)	-	2,540	(2,517)	-	-	-	23
Total transactions with owners of the company	-	8,667	7,388	47	-	-	16,102
Comprehensive loss for the year:
Loss for the year	-	-	-	-	-	(12,125)	(12,125)
Other comprehensive loss	-	-	-	-	-	(21)	(21)
Total comprehensive loss for the year	-	-	-	-	-	(12,146)	(12,146)

Balance as of December 31, 2016	-	30,826	7,415	583	761	(26,200)	13,385

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total
	USD thousands

Balance as of January 1, 2015	-	9,104	200	560	761	(9,852)	773
Loss for the year	-	-	-	-	-	(4,202)	(4,202)
Issuance of shares, net of issuance costs	-	1,821	-	-	-	-	1,821
Exercise and expiration of warrants (series 1)	-	201	(200)	-	-	-	1
Share issuance due to a strategic cooperation agreement	-	500	-	(83)	-	-	417
Share-based payments	-	-	-	59	-	-	59
Exercise of warrants (series 2)	-	2	-	-	-	-	2
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	10,531	-	-	-	-	10,531
Issuance of warrants, net of issuance costs	-	-	27	-	-	-	27

Balance as of December 31, 2015	-	22,159	27	536	761	(14,054)	9,429

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Consolidated Statements of Cash Flows for the year ended December 31,

	2017	2016	2015
	USD thousands
Cash flows from operating activities:
Loss for the year	(13,008)	(12,125)	(4,202)

Adjustments:
Depreciation	4	2	1
Finance expense, net	947	4,942	133
Share-based payments	2,308	400	59
Expenses in regards with settlement with a minority shareholder of a subsidiary (see note 12)	1,000	-	-
Expenses in regard to a strategic cooperation agreement	-	250	417
	(8,749)	(6,531)	(3,592)

Changes in assets and liabilities:
Changes in other receivables	(273)	-	197
Changes in accounts payable	(491)	(138)	(152)
Changes in other payables	745	357	54
Changes in post-employment benefit liabilities	141	50	185
	122	269	284
Net cash used in operating activities	(8,627)	(6,262)	(3,308)

Cash flows from investing activities:
Acquisition of subsidiary (see Note 4)	(1,732)	-	-
Decrease (increase) in short term deposits	4,411	(7,899)	-
Interest received	106	138	-
Acquisition of fixed assets	(13)	(10)	(9)
Net cash provided by (used in) investing activities	2,772	(7,771)	(9)

Cash flows from financing activities:
Repayment of loans from related parties	(130)	-	(294)
Short-term credit from bank	(16)	-	-
Proceeds from issuance of shares and ADSs	2,419	6,287	14,942
Share and ADS issuance expenses paid	(245)	(1,065)	(2,059)
Proceeds from issuance of warrants	1,107	5, 713	190
Warrants issuance expenses paid	(114)	(968)	(10)
Receipts from warrant exercise	-	325	2
Interest paid	(26)	(6)	(145)
Net cash provided by financing activities:	2,995	10,286	12,632

Net increase (decrease) in cash	(2,860)	(3,747)	9,315
Cash at the beginning of the year	6,758	10,558	1,313
Effect of translation adjustments on cash	49	(53)	(70)
Cash at end of the year	3,947	6,758	10,558

The accompanying notes are an integral part of these consolidated financial statements

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 1 - General

Reporting entity

Kitov Pharma Ltd. (formerly “Kitov Pharmaceuticals Holdings Ltd.”) (hereinafter: “the Company”) is an Israeli company, that was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July 2013, the Company acquired shares of Kitov Pharmaceuticals Ltd. (hereinafter: “Kitov”) from its shareholders, in exchange for the Company’s shares (hereinafter: “the Acquisition”).

In January 2018, the Company changed its name to Kitov Pharma Ltd.

The Company’s securities (American Depository Shares (“ADS”) as well as Series A warrants) were listed for trading on the NASDAQ in November 2015. Each ADS represents 20 ordinary shares with no par value. Each warrant enables the purchase of 1 ADS.

In December 2017, the Company completed its merger with Kitov, with the Company remaining as the surviving entity. The Company received the Merger Certificate from the Israeli Registrar of Companies with a merger date effective as of December 14, 2017. As set forth in the Agreement and Plan of Merger between the Company and Kitov, and in accordance with Section 103 of the Israeli Income Tax Ordinance [New Version], 1961, the merger shall be deemed to have been consummated on, and effective as of, December 31, 2017.

The Company’s address is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel-Aviv 6701101 Israel.

In January 2017, the Company acquired the majority of shares of TyrNovo Ltd. (hereinafter: “TyrNovo”), see also note 4. In October 2017, the Company contracted to acquire additional shares of TyrNovo, see also note 21.

The Company together with Kitov and TyrNovo are referred to, in these financial statements, as “the Group”.

As of the date of the financial statements, the Group is engaged, through Kitov, in the development of combination drugs that treat two clinical conditions simultaneously, pain caused by osteoarthritis and hypertension, and through TyrNovo, in the development of a small molecule that has demonstrated the potential to overcome resistance to multiple anti-cancer drugs.

Since incorporation through December 31, 2017, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 38.6 million. The Group has financed its operations mainly through private and public financing rounds. In November 2015, July 2016, and July 2017, the Group raised a total of USD 23.6 million net. At present, the Group has no revenue and will require additional funding for future plans. Management anticipates that its existing capital resources will be adequate to satisfy liquidity requirements for the next 12 months. Subsequently, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s future cash requirements. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.

Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The Group has prepared the financial statements in accordance with International Financial Reporting Standards (hereinafter: “IFRS”), as issued by the International Accounting Standard Board (“IASB”).

These financial statements have been approved by the board of directors on February 27, 2018.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (Cont’d)

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

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in Note 12.

Fair value measurement

The Group’s management regularly reviews significant unobservable inputs and valuation adjustments, including obtaining valuations prepared by third parties and assessing the evidence to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Group Audit Committee.

When measuring the fair value of an asset or liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

-	Level 1: quoted prices in active markets for identical assets or liabilities.

-	Level 2: inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly.

-	Level 3: inputs for the asset or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value of share based payments and derivative liability are included in Note 10 and Note 20, respectively.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (Cont’d)

D.	Exchange rates and linkage bases

Balances in foreign currency or linked thereto are included in the financial statements at the representative exchange rates, as published by the Bank of Israel, which were prevailing as of the statement of financial position date.

Data on exchange rates are as follows:

Representative
exchange rate of USD
(NIS/USD 1)
Date of financial statements:
December 31, 2017	3.467
December 31, 2016	3.845
December 31, 2015	3.902

Changes in exchange rates for the Year ended:	%

December 31, 2017	(9.8)
December 31, 2016	(1.5)
December 31, 2015	0.3

Note 3 - Significant Accounting Policies

The accounting policies set out below have been consistently applied for all periods presented in these consolidated financial statements:

A.	Basis of consolidation

1.	Business combination

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, other contingent consideration is re-measured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extend to which the replacement awards relate to the pre-combination service.

2.	Subsidiary

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

3.	Non-controlling interests

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

B.	Foreign currency transactions

Transactions in foreign currency are translated to the functional currency of the Group at exchange rates as of the transaction dates. Monetary assets and liabilities denominated in foreign currency as of the reporting date are translated into the functional currency at the exchange rate as of the said date. Exchange rate differences with respect to monetary items are the differences between the amortized cost in the functional currency as of the start of the year, adjusted for the effective interest during the year, and the amortized cost in foreign currency, translated at the exchange rate as of the end of the year. Non-monetary items denominated in foreign currency and measured at historical cost, are translated using the exchange rate as of the transaction date. Exchange rate differences arising from translation into the functional currency are recognized on the statement of operations as financial expenses.

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

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

b.	Non-derivative financial liabilities

Non-derivative financial liabilities include: accounts payables and other accounts payable.

Initial recognition of financial liabilities:

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

De-recognition of financial liabilities:

Financial liabilities are de-recognized upon expiration of the Group’s liability, as set forth in the agreement, or when discharged or cancelled.

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

The changes in fair value of these derivatives are recognized in profit or loss, as financing income or expense. The fair value of these derivatives is based on an evaluation prepared by external experts, and classified as level 3.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

D.	Intangible assets

1.	Research and development

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

As the Group has not met the criteria mentioned above, all development costs are currently recognized in profit and loss as expense.

2.	Other intangible assets

Other intangible assets, including in-process research and development in respect of the Company’s acquisition of TyrNovo (see also Note 4), which have infinite useful lives, are measured at cost less accumulated impairment losses.

3.	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset. Goodwill and intangible assets having an indefinite useful life are not systematically amortized but are tested for impairment at least once a year.

Internally generated intangible assets are not systematically amortized as long as they are not available for use, i.e. they are not yet on site or in working condition for their intended use. Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

The Group examines the useful life of an intangible asset that is not periodically amortized at least once a year in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

E.	Loss per share

The Group presents loss per share data for its ordinary share capital. Loss per share is calculated by dividing the loss attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period.

F.	Share-based payment transactions

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

G.	Financing income and expense

Finance income comprises changes in the fair value of the financial liability through profit and loss, and income from short term deposits.

Finance expenses include loss from exchange rate differences. Interest expense is recognized, using the effective interest method. In the statements of cash flows, interest received and interest paid are presented as part of cash flows from financing activities.

H.	Equity

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

I.	Issuance of units of securities

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

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

J.	Employee benefits

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

Other long-term employee benefits

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

K.	New standards and interpretations not yet adopted

IFRS 15, Revenue from contracts with customers

IFRS 15 replaces the current guidance regarding recognition of revenues and presents a comprehensive framework for determining whether revenue should be recognized and when and at what amount.

IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 and earlier adoption is permitted.

As the Group has not commenced serving activity in its opinion there would be no effect on the financial statements.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

IFRS 9 (2014), Financial Instruments

IFRS 9 (2014) replaces the current guidance in IAS 9, Financial Instruments: Recognition and Measurement. IFRS 9 (2014) includes revised guidance of the classification and measurement of financial instruments, expected ‘credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting.

IFRS 9 (2014) is applicable for annual periods beginning on or after January 1, 2018 and earlier adoption is permitted.

The Group has examined the effects of applying IFRS 9 (2014), and in its opinion the effect on the financial statements will be immaterial.

IFRS 16, Leases

IFRS 16 replaces IAS 17, Leases and its related interpretations. For lessees, the standard presents a unified model for the accounting treatment of most leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements.

IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the Group has also early adopted IFRS 15, Revenue from Contracts with Customers.

The Group decided not to early adopt IFRS 16 and will examine its adoption’s effects in the future.

IFRIC 22, Foreign Currency Transactions and Advance Consideration

The interpretation provides that the transaction date for the purpose of determining the exchange rate for recording a foreign currency transaction that includes advanced consideration is the date of initial recognition of the non-monetary asset/liability from the prepayment. If there are multiple payments or receipts in advance, a transaction date is established for each payment or receipt.

IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018 and earlier adoption is permitted.

The Group has examined the effects of applying IFRIC 22, and in its opinion there will be no effect on the financial statements.

Note 4 – Acquisition of Subsidiary

On January 13, 2017, the Company completed its acquisition from Goldman Hirsh Partners Ltd (“GHP”) of a controlling interest in TyrNovo, a privately owned Israeli company, which is developing a small molecule that has demonstrated the potential to overcome resistance to multiple anti-cancer drugs.

Pursuant to the terms of the transaction, the Company issued to GHP, 11,292,508 of its Ordinary Shares (the “Consideration Shares”) and paid GHP aggregate cash proceeds of approximately USD 2 million (the “Cash Consideration”) in exchange for 9,570 Ordinary Shares in TyrNovo, that represent approximately 65% of TyrNovo’s shares. In addition, the Company was assigned a loan in the amount of USD 101,157 which had been made by GHP to TyrNovo, (the “TyrNovo Acquisition. USD 167,157 of the Cash Consideration is being held back by the Company pending the fulfillment of certain conditions as agreed to between the Company and GHP.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 4 – Acquisition of Subsidiary (Cont’d)

All of the Consideration Shares were placed in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the TyrNovo Acquisition. The acquisition was accounted for as an asset purchase as it does not meet the definition of a business combination in accordance with IFRS 3.

In the period from January 13, 2017 to December 31, 2017, TyrNovo contributed losses of USD 2,088 thousand to the Group’s results. Management estimates that if the acquisition had taken place on January 1, 2017, there would not have been a material change to the consolidated loss.

A.	Consideration

The following summarizes the acquisition date fair value of each major class of consideration:

USD thousands
Cash	2,000
Equity instruments issued (11,292,508 Ordinary Shares) (1)	1,800
Assignment of loan to the Company	(101)
Total consideration transferred	3,699

(1)	Equity instruments issued

The fair value of the Ordinary Shares issued was based on the listed share price of the Group at January 11, 2017 of approximately USD 0.16 per share (USD 3.14 per ADS).

B.	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

USD thousands
Current assets	21
Fixed assets, net	3
Intangible assets (2)	6,172
Short-term credit from bank	(16)
Trade payables	(123)
Other payables	(212)
Long-term related parties	(130)
Total net identifiable assets	5,715

(2)	In-process research and development

Purchased in-process research and development expense represents the value assigned to research and development projects, which were commenced but not yet completed at the date of acquisition. Technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise.

C.	Non-controlling interests

Non-controlling interests are presented based on their proportionate interest in the recognized amount of the assets and liabilities of TyrNovo.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 5 - Subsidiaries

The following is condensed information regarding the subsidiaries directly held by the Company:

				Amounts provided by the Company to the subsidiary
	Incorporated and operates in Israel	Group’s ownership equity	Company’s direct ownership of equity	Loans	Guarantees	Total investment in subsidiary
				USD thousands
Kitov Pharmaceuticals Ltd. (1)	Israel	100%	100%	(19,481)	-	(19,748)
TyrNovo Ltd.	Israel	64.72%	64.72%	(1,597)	-	2,404

(1)	With regards to its merger with the Company, see also Note 1.

Note 6 - Cash and Cash Equivalents

	As of December 31
	2017	2016
	USD thousands

Balance in USD	3,322	4,980
Balance in other currencies	*625	1,778
Total cash and cash equivalents	3,947	6,758

(*)	Including an amount of USD 50 thousand as guarantee for the Group’s leases. See also Note 13A1.

Note 7 - Other Current Assets

	As of December 31
	2017	2016
	USD thousands

Government authorities	171	151
Prepaid expenses and other receivables *	377	90

Total other current assets	548	241

(*)	Including an amount of USD 166 thousand, as of December 31, 2017, representing deposits entrusted to Israeli court on behalf of related parties pursuant to an indemnification obligation of the Company, in respect of an investigation of the Israeli Security Authority against the Company. See also Note 13B3.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 8 - Other Payables

	As of December 31
	2017	2016
	USD thousands
Due to related parties	1,059	548
Due to GHP (note 4)	167	-
Accrued expenses	326	76
Government authorities	107	-
Payroll related payables	87	134
Deferred income (1)	95	-
	1,841	758

(1)	On March 2, 2017, the Group signed an agreement with a distributor granting exclusive right and license to manufacture, distribute and sell certain of the Groups products in South Korea, in accordance with the agreement between the parties.

Note 9 - Equity

A.	The Company’s share capital

	As of December 31, 2017		As of December 31, 2016
	Number of shares thousand
	Authorized	Issued and paid-in	Authorized	Issued and paid-in

Ordinary shares, no par value	5,000,000	224,443	5,000,000	153,237
Class A preferred shares, no par value	2,000	-	2,000	-
Class B preferred shares, no par value	2,000	-	2,000	-
Class C preferred shares, no par value	2,000	-	2,000	-
Class D preferred shares, no par value	2,000	-	2,000	-
Class E preferred shares, no par value	2,000	-	2,000	-

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 9 – Equity (Cont’d)

B.	Changes in share capital during the year

	For the year ended December 31
	2017	2016	2015
	Number of shares thousand

Issued as at January 1	153,237	77,756	5,972
Issuance of ADSs	48,635	47,576	63,178
Issuance of shares	*11,293	-	6,388
Share issuance deriving from a strategic cooperation agreement	-	3,010	597
Share issuance due to meeting of milestone	-	-	1,379
Share based payments	11,278	669	-
Exercise of warrants	-	24,226	242

Issued as at December 31	224,443	153,237	77,756

(*)	See Note 4.

C.	Financing rounds

1.	In July 2017, in a registered direct offering on the NASDAQ, the Company raised USD 3.5 million gross (approximately USD 3.1 million net of placement agent fees and other offering related expenses).

In this registered direct offering, the Company issued 2,431,746 ADSs in a concurrent private placement and 1,215,873 non-listed warrants to purchase 1,215,873 ADSs. Each non-listed warrant is exercisable until January 14, 2023 at an exercise price of USD 1.50 per ADS. The ADS’s issued were recorded in equity and in an amount of USD 2,174 thousand. The warrants were considered a derivative instrument and are recorded as a liability. See also Note 20B.

2.	In July 2016, in a public offering on the NASDAQ, the Company raised USD 12 million (approximately $10.0 million net of placement agent fees and other offering related expenses).

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

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 9 - Equity (cont’d)

3.	In November 2015, in a public offering on the NASDAQ, the Company raised USD 13.0 million, (approximately USD 10.6 million after deduction of underwriters’ commissions and public offering related expenses). On November 20, 2015, the Company’s ADSs and warrants commenced trading on the NASDAQ under the symbols KTOV and KTOVW, respectively. The public offering was completed on November 25, 2015.

In the November 2015 public offering the Company issued 3,158,900 ADSs and 3,158,900 Series A warrants to purchase 3,158,900 ADSs. Each ADS represents 20 ordinary shares with no par value. Each warrant enables the purchase of 1 ADS. The public offering was completed at a price of USD 4.13 for a unit of 1 ADS and 1 warrant. Each warrant is exercisable for a period of 5 years for an initial exercise price of USD 4.13, which has since been adjusted to USD 3.78. In addition, the Company granted the underwriters the right to sell within 45 days up to 473,835 ADSs and/or 473,835 Series A warrants at the same terms as the public offering (of which the underwriters exercised the right to sell 220,074 warrants). The Company also granted the underwriters non-traded warrants to purchase up to 157,945 ADSs for an exercise price of USD 4.956.

D.	Other equity transactions

1.	On October 30, 2017, the Company issued to a vendor of the Company, in consideration for services provided by the vendor to the Company, 67,367 ADSs (representing 1,347,340 ordinary shares of the Company). The fair value of the ADSs was measured at USD 96 thousand, out of which, USD 83 thousand were recorded as an expense under general and administrative expenses, and USD 13 thousand were deferred and recorded under prepaid expenses (under “other current assets”) in the statement of financial position.

2.	During October and December 2017, the Company issued 9,930,672 ordinary shares on account of vested RSUs. See also Note 10.

3.	During 2016, the Company issued 669,100 shares to service providers for services granted. The fair value of the shares was measured at the fair value of the services, and amounted to USD 103 thousand.

4.	In May 2016 the Company issued 3,009,888 shares to Dexcel Ltd. following meeting a milestone in accordance with the agreement between the Company and Dexcel Ltd. The fair value of the shares was USD 500 thousand.

5.	During 2016 the Company issued 1,214,340 shares derived from the exercise of Series A warrants, for proceeds of USD 302 thousand.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 9 - Equity (cont’d)

E.	Non-controlling interests

The following table summarizes the information relating to a subsidiary that has material non-controlling interests, before any intra-group eliminations:

December 31, 2017 in USD thousand	TyrNovo Ltd.

Non-controlling interests percentage	35.28%
Non-current assets	3
Current assets	158
Current liabilities	(2,676)
Net assets	(2,515)
Net assets attributable to non-controlling interests	(887)
Loss	2,088
Loss allocated to non-controlling interests	736

Note 10 - Share-based Payment Arrangements

A.	On August 15, 2017, the Company’s Board of Directors approved grants of 348 thousand RSUs and 580 thousand options. The RSUs and/or options have a vesting period of 3 years from the commencement of the service provider’s engagement, with a one-year cliff for the first one-third of the vested amount, and over 8 quarters thereafter. The exercise period is 7 years from the date of the grant. The options shall have an exercise price equals to NIS 0.3297 per one ordinary share. 580 thousand options and 174 thousand RSUs were fully vested at the time of the grant. The fair value of these RSUs and options at the date of the grant was measured at USD 32 thousand and USD 31 thousand, respectively.

In addition, on August 15, 2017, the Company’s Board of Directors approved grants of 836 thousand RSUs and 320 thousand options. The RSUs have a vesting period of 3 years from November 25, 2015, with a one-year cliff for the first one-third of the vested amount, and over 8 quarters thereafter. The exercise period is 7 years from the date of the grant. The options shall have an exercise price equal to NIS 0.7884 per one ordinary share and shall have a vesting period of 3 years from May 22, 2016. The exercise period is 7 years from the date of the grant. 160 thousand options and 558 thousand RSUs were fully vested at the time of the grant. The fair value of these RSUs and options at the date of the grant was measured at USD 76 thousand and USD 15 thousand, respectively.

In June 2017, the Company’s board of directors decided to amend the Company’s 2016 Equity-Based Incentive Plan (the “Plan”) to increase the number of Ordinary Shares available for issuance thereunder by an additional 38,000,000 Ordinary Shares. No other amendments were made to the Plan.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements (Cont’d)

On August 1, 2017, the Company’s board of directors approved grants of 12,161 thousand RSUs and 8,790 thousand options. The options have an exercise price equals to NIS 0.3297 per one ordinary share. The RSUs and/or options have a vesting period of 3 years from the commencement of the Officer’s or Director’s engagement, with a one-year cliff for the first one-third of the vested amount, and over 8 quarters thereafter. The exercise period is 7 years from the date of the grant. 438 thousand RSUs and 396 thousand options were fully vested at the time of the grant. The fair value of these RSUs and options at the date of the grant was measured at USD 1,326 thousand and USD 592 thousand, respectively.

In June 2016, the Company’s shareholders approved the grant of options to the chairman of the board of directors in order to maintain a number of options reflecting a certain percentage of holdings in the Company, subject to certain conditions as determined by the board of directors. Accordingly, an additional 2,468,759 options were granted. The fair value of these options at the date of the grant was measured at USD 680 thousand.

In May 2016 and June 2016, the Company granted 7,281,370 options to the chairman of board of directors, chief executive officer, chief financial officer, senior employees and a service provider. Each option may be exercised into one ordinary share, at an exercise price of NIS 0.7884 ($0.205) per share over a vesting period of 3 years. The exercise period is 8 years from date of issuance provided, however that with respect to 5,957,485 thousand of the options granted to directors of the Company, no options were exercisable prior to the Company’s adoption of a revised compensation policy in accordance with the Companies Law. In July 2017 a revised compensation policy was adopted.

In February 2015, the Company’s board of directors decided to grant 44,786 options to two consultants in return for their services. The options were exercisable into 44,786 shares for an exercise price of NIS 4.00 for a period of 24 months. The options vested immediately on the grant date, May 14, 2015. The fair value of these options at the date of granting was measured at USD 31 thousand. During 2017 these options expired.

The fair value of these options and RSUs at the dates of grants was measured at USD 2,071 thousand during the year ended December 31, 2017. The Company recorded an expense of USD 2,196 thousand, of which USD 1,905 thousand are to key management personnel.

B.	Other share based payment arrangements

See Note 9D with regard to share based payments to service providers.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements (Cont’d)

C.	The number and weighted average exercise prices (in NIS) of share options are as follows:

	Weighted average exercise price			Number of options
	2017	2016	2015	2017	2016	2015
Outstanding at January 1	0.83	0.81	0.78	10,394,915	3,510,729	3,872,359
Expired during the year	4	0.81	0.80	44,786	2,865,943	406,416
Granted during the year	0.33	0.79	4.00	9,690,299	9,750,129	44,786
Outstanding at December 31	0.36	0.83	0.81	20,040,428	10,394,915	3,510,729
Exercisable at December 31	0.32	0.96	0.83	14,177,578	2,269,808	3,285,729

The options outstanding at December 31, 2017 had an exercise price in the range of NIS 0.33 – NIS 1.20 (2016 - NIS 0.79 – NIS 4), and weighted average contractual life of 7.2 years (2016 – 7.7 years).

D.	The number of RSUs are as follows:

Number of RSUs 2017
Outstanding at January 1	-
Granted during the year	13,345,205
Vested during the year	(9,930,671)
Outstanding at December 31	3,414,534

E.	Options to service providers were measured at the fair value of the service, when available. The fair value of the Company’s share options granted to employees, directors and service providers, where fair value of service was not measurable, was measured using the binominal model, using the fair value of the traded warrants with similar terms, making some adjustments to reflect the specific terms of the options based on the expected duration.

The following assumptions were used:

	2017	2016

Share Price - NIS	0.326-0.388	0.21-0.26
Option price - USD	0.164-0.191	1.07-1.42
Expected volatility (%)	80.65-80.91	-
Expected duration (years)	6.77-6.97	4-8
Dividend yield (%)	-	-
Risk free rate interest rate (%)	1.36-1.39	N/A

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements (Cont’d)

F.	Expenses recognized in the financial statements:

	For the year ended December 31
	2017	2016	2015
	USD thousands
Total share-based expense recognized	2,308	400	59

Note 11 - Transactions and Balances with Related Parties

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers, and contributes to a post-employment defined contribution plan on behalf of employees.

Certain executive officers are entitled to termination benefits of up to 6 monthly salaries or fees.

Executive officers also participate in the Group’s share option programs. For further information see Note 10 regarding share-based payments.

The Company made payments to key management personnel:

	For the year ended December 31
	2017	2016	2015
	USD thousands
Short - term employee benefits	2,522	1,336	1,207
Post-employment benefits	137	25	185
Share based payments	1,905	244	7
	4,564	1,605	1,399

Note 12 – Settlement with a minority shareholder of TyrNovo

On February 9, 2017, subsequent to the acquisition of TyrNovo (see Note 4), the Company, TyrNovo and Taoz - Company for Management and Holdings of Companies Ltd. (“Taoz”), a shareholder owning approximately 4% of TyrNovo, entered into a settlement arrangement in response to a motion filed by Taoz on January 19, 2017.

Pursuant to the settlement arrangement, the parties agreed, among other matters, as follows:

Taoz is entitled to be issued an additional 77 ordinary shares of TyrNovo, representing 0.5% of the issued and outstanding share capital of TyrNovo immediately following this issuance. The shares were issued in February 2017 and were measured at a fair value of USD 29 thousand.

Taoz has the right during a defined period to invest an additional USD 1,750,000 (the “Deferred Investment”) by way of convertible loans, with conversion terms defined under various circumstances, including the possibility of conversion at a price per share reflecting a 30% discount off the price per share paid in a subsequent financing round, and the possibility of conversion at a price per TyrNovo share reflecting a TyrNovo company valuation of USD 13,500,000.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 12 – Settlement with a minority shareholder of TyrNovo (cont’d)

In the event that a defined Milestone is achieved, and Taoz did not invest the Deferred Investment, then the Company has the right to acquire all of Taoz’s holdings in TyrNovo at a price per share of USD 476.48.

The Company provided to Taoz a put option to sell to the Company up to 50% of the TyrNovo shares issued to Taoz, exercisable during a period of 90 days from the publication by TyrNovo of the results of Phase I clinical trials, for a price per TyrNovo share equal to US$1,600, either in ordinary shares of the Company or, at the Company’ sole discretion, in cash; upon the expiration of the 90 day exercise period, the put option, if not exercised by Taoz, shall expire and no longer be valid.

The rights granted to Taoz by the Company were valued at the date of agreement at USD 1,000 thousand and were charged to Other Expenses in these financial statements. The value of these rights as of December 31, 2017 was estimated at USD 1,030 thousand. The net change in value of this liability in the amount of USD 30 thousand was charged to Finance Expenses in the financial statements.

Included in other expenses is also USD 29 thousand value of shares issued to Taoz, see notes above.

Regarding Valuation techniques and significant unobservable inputs, see note 20B.

Note 13 – Commitments and contingent liabilities

A.	Commitments

1.	The Company has an annual commitment under lease agreements for its office premises through to the end of 2020 and for car leases through mid - 2021, of approximately NIS 702 thousand per year (approximately USD 203 thousand).

2.	Certain of the Company’s senior executives are entitled to annual and special bonuses under the terms of their employment and consulting agreements. These bonuses will become due upon the achievement of certain milestones, including fund raising, merger transactions, and agreements for the commercialization of the Company’s products. These financial statements include bonuses in the amount of USD 1,056 thousand for the year ended December 31, 2017, and USD 848 thousand for the year ended December 31, 2016, of which USD 363 thousand, respectively, were included in the statement of changes in equity as part of issuance costs of ADSs in 2016.

3.	Certain of the Company’s senior executives are entitled to retirement grants under the terms of their employment and consulting agreements. These grants are measured based on the time of service and their monthly pay. These financial statements include a liability due to these grants of USD 492 thousand and USD 256 thousand, as of December 31, 2017 and 2016.

4.	Kitov Pharma’s subsidiary, TyrNovo, has obligations to the Israel Innovation Authority (hereinafter: “IIA”) with respect to grants it received from the IIA in connection with TyrNovo’s technology, in an aggregate amount of approximately NIS 5.5 million (USD 1.6 million). The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 and the IIA’s rules and guidelines and the terms of these grants.

In general, a recipient company is obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed as a result of, a research and development program funded by the IIA (currently a yearly rate of 3% to 6%), up to the aggregate amount of the total grants received by the IIA, plus annual interest.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 13 – Commitments and contingent liabilities (cont’d)

The technologies licensed to TyrNovo by Yissum were developed, at least in part, with funds from IIA grants, and accordingly is obligated to pay royalties on sales of any of its IIA funded products and related services. As of December 31, 2017, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.6 million), and, as of such date, TyrNovo had not paid any royalties to the IIA.

5.	TyrNovo has entered into a license agreement (the “License Agreement”) with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (hereafter “Yissum”) dated August 15, 2013, as amended. In accordance with the License Agreement, Yissum granted the Company an exclusive license to commercialize, exploit, develop, manufacture, market, import, export, distribute, offer to sell, or sell products, that are derived from Yissum’s licensed technology.

In consideration for the grant of the license, the Company shall pay Yissum the following consideration during the term of the license:

(i)	Royalties at a rate of three percent (3%) of net sales.

(ii)	Sublicense fees at a rate of twelve percent (12%) of sublicense consideration.

In addition, Yissum is entitled to receive an Exit Fee of 12% of the transaction proceeds in the event of certain pre - defined transactions set forth in the License Agreement.

B.	Claims

1.	In December 2015, a lawsuit and a motion to approve such lawsuit as a class action was filed against the Company and its directors by shareholders who were holding the Company’s Tel Aviv Stock Exchange listed securities before the offering mentioned in Note 9C(3), claiming damages for the purported class in the motion totaling NIS 16.4 million (USD 4.3 million) due to the said offering (the “Motion”). The Company delivered its response to the court in accordance with applicable law. A preliminary hearing held by the court on September 12, 2016 and subsequently the court set a schedule for the submission by the petitioners of a motion for discovery, and any responses to such motion. An additional preliminary hearing was held on February 7, 2017. On October 24, 2017 the court issued a ruling to stay proceedings in this matter until January 15, 2018 due to the ongoing ISA Investigation. This stay was subsequently extended by the court, which ruled that the evidentiary hearing shall not be rescheduled and that the stay of proceedings shall remain in place pending delivery of a notice to the court by the ISA by no later than May 15, 2018 with respect to an update on the ISA Investigation.

2.	On November 8, 2016, a shareholder of the Company submitted a request to the court in connection with the Motion to be excluded from the purported class and claiming to have independent causes of action and claims of approximately NIS 1 million (the “Petition to Exclude”). The Company responded to the court as required, and, amongst other arguments, the Company noted that such shareholder cannot petition to be excluded from the purported class. The court ordered the shareholder to respond and he has done so. The shareholder has not submitted any independent lawsuit against the Company, and the Company is of the view that such shareholder’s claims are identical to the asserted claims for damages in the Motion.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 13 – Commitments and contingent liabilities (cont’d)

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

3.	In February 2017 the Company announced that the Israeli Securities Authority has begun a formal investigation into, amongst other matters, the Company’s public disclosures in connection with the Data Monitoring Committee (DMC) appointed in connection with the Company’s Phase III trial of KIT-302, the results of which were announced in December 2015, and what information regarding the DMC was disclosed publicly by Kitov. A DMC is generally an external independent group of experts who monitor patient safety and treatment efficacy data while a clinical trial is ongoing, and, in the case of the KIT-302 Phase III clinical trial, was established in order to analyze the preliminary results of the initial patient group enrolled in the clinical trial and determine the number of additional patients, if any, that Kitov might have needed to recruit in order to demonstrate statistical validity, and to meet the primary end point of the clinical trial.

In February 2017, four lawsuits and motions to approve the lawsuits as a class action lawsuit (each, a “Motion”), were filed against the Company and certain of its office holders at the Tel Aviv District Court (Economic Division), and served on the Company, with each Motion relating to the above noted formal investigation by the Israeli Securities Authority (ISA) into the Company’s public disclosures (the 2017 Motions”). One of these motions was subsequently withdrawn. The petitioners in one of the motions petitioned the court to dismiss the other 2 of the 2017 Motions (“Petition for Dismissal”). On December 19, 2017 the court granted the Petition for Dismissal and dismissed the other remaining 2017 Motions. The remaining motion was filed against the Company, the Company’s executive directors and certain of its present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that the Company included misleading information in its public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of approximately NIS 29 million (approximately US$ 8 million). The Company and other defendants have not yet delivered their response to the court, and will do so in accordance with applicable law and the court’s instructions.

Under applicable Israeli law, a motion to approve a lawsuit as a class action initially needs to be approved as such by the court. Only after such approval is granted by the court, will the court proceed to the second stage of hearing the underlying claims of the class action lawsuit.

On February 7, 2017, a holder of the Company’s securities listed on the NASDAQ filed in the United States District Court (Southern District of New York), a federal securities class action relating to the above noted formal investigation by the ISA into the Company’s public disclosures against the Company, its CEO and CFO, seeking unspecified damages and relief in connection with, amongst other things, damages alleged to have occurred due to the purchasers of the Company’s securities in the Company’s initial public offering in the USA on November 20, 2015, as well as in open market purchases, as a result of the Company allegedly including misleading information in its public filings. An amended complaint was filed on June 19, 2017, which complaint limited the scope of its claims as compared to the original complaint.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 13 – Commitments and contingent liabilities (cont’d)

On August 2, 2017, the Company filed a motion to dismiss the amended complaint in its entirety. In addition, on September 20, 2017, the Company filed a letter motion requesting a conference on the issue of whether this litigation should be dismissed. On September 21st, the court granted the Company’s request, and on November 7th, the court ordered that the issues raised in the letter motion would be considered together with and supplementing our motion to dismiss. No decision has yet been rendered on the motion to dismiss.

On February 10, 2017, a holder the Company’s securities listed on the NASDAQ filed in the Superior Court of the State of California, a securities class action relating to the above noted formal investigation by the ISA into the Company’s public disclosures, against the Company, its CEO and CFO and the underwriters in the Company’s initial public offering in the USA on November 20, 2015, seeking unspecified damages and relief in connection with, amongst other things, damages alleged to have occurred due to the purchasers of the Company’s securities in such public offering as a result of the Company allegedly including misleading information in its public filings.

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

An amended complaint was filed on or about June 5, 2017.

On December 15, 2017, the Company filed a motion to stay discovery pending the resolution of the ISA Investigation. Following Plaintiffs’ opposition to our motion on January 5, 2018 and our reply in further support on January 16, 2018, the court ruled in our favor after arguments on January 29th, 2018 staying discovery by Plaintiffs against the Company and the individual defendants until June 1, 2018, at which point the parties are to update the court on the status of the ISA’s investigation. Discovery against the underwriters is continuing.

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

Note 14 - Research and Development Expenses

Research and development expenses include salaries and consulting expenses for development of drug formulation and for non-clinical, clinical, regulatory and project management work required for the Group’s drug portfolio.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 15 - General and Administrative Expenses

	For the year ended December 31
	2017	2016	2015
	USD thousands
Employee and officer compensation	1,984	1,131	515
Share-based payments (see also Note 10)	1,224	121	26
Legal fees in connection with ISA investigation and class action lawsuits (see also note 13B)	893	84	-
Other professional consulting	1,306	1,059	728
Board member remuneration and insurance	552	155	67
Rent and office maintenance	196	94	95
Travel	131	99	13
Car expenses	64	42	27
Depreciation	4	2	1
Other	38	216	37

	6,392	3,003	1,509

Note 16 – Other Expenses

During 2017 the Company recorded an amount of USD 1,029 thousand in its financial statements under Other Expenses, with regards to rights granted to Taoz as part of the Company’s settlement with Taoz, regarding the acquisition of TyrNovo. See also Note 12.

Note 17 – Finance Expense (Income)

	For the year ended December 31
	2017	2016	2015
	USD thousands
Net change in fair value of derivatives
Expenses *	1,049	5,160	-
Income	-	(141)	(94)
Net change in fair value of derivatives	1,049	5,019	(94)

*	This expense is related to the fair value adjustments of warrants. The warrants include an anti-dilution provision whereby the exercise price of the warrants are subject to “weighted average” ratchet anti-dilution provision, so that upon future issuance of the Company’s ADSs or an equivalent number of ordinary shares, subject to specified exceptions, at a price less than the exercise price then in effect, the exercise price will be reduced. The ratchet for the 2017 warrants expired on January 14, 2018, and the ratchet for the 2016 Series A warrants expired on November 25, 2016.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 17 – Finance Expense (Income) (cont’d)

	For the year ended December 31
	2017	2016	2015
	USD thousands
Finance expense
Fees and interest expense	26	6	3
Loss from exchange rate differences, net	-	55	79
Credit allocation fee **	-	-	141
Warrant issuance costs	-	-	4
	26	61	227

**	In August 2015 the Company entered into loan agreements with several third parties (the “Lenders”) pursuant to which, they extended the Company loans of USD 430 thousand. The loans were repaid in November 2015 with an addition of credit allocation fees in the amount of $141 thousand.

	For the year ended December 31
	2017	2016	2015
	USD thousands
Finance income
Income from exchange rate differences, net	(22)	-	-
Interest income from short term deposits	(106)	(138)	-
	(128)	(138)	-

Note 18 - Taxes on Income

A.	Corporate tax rate

The tax rate applicable to the Group for 2017 is 24%. The tax rate in 2018 is expected to be 23%.

B.	The Company and its subsidiaries incurred losses in 2017, as well as carry-forward losses from previous years, which are not expected to be utilized in the foreseeable future. Therefore the Group companies did not record current taxes or deferred taxes.

The carry-forward loss for tax purposes for the Company and its subsidiaries, and the unrecognized deferred taxes from research and development expenses, amounts to USD 28.2 million as of December 31, 2017 (2016 – USD 13.2 million, 2015 – USD 9 million).

C.	The Company’s 2012 tax assessment is deemed finalized, pursuant to section 145 of the Israeli Income Tax Ordinance. The subsidiary’s 2012 tax assessment is deemed finalized, pursuant to section 145 of the Israeli Income Tax Ordinance.

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 19 - Employee benefits

A.	Employee benefits include post-employment benefits and short term benefits.

Post-employment benefits are part of key management compensation – see Note 11 on related parties. Balances include:

	December 31.
	2017	2016
	USD thousands	USD thousands
Short-term benefits	112	670
Post-employment benefits	492	256

B.	Post-employment benefit plans – defined contribution plan

The Company has a defined contribution plan in respect of the Company’s liability in respect of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

	Year ended December 31
	2017	2016	2015
	USD thousands	USD thousands	USD thousands
Amount recognized as expense in respect of defined contribution plan	52	39	25

Note 20 – Financial Instruments

A.	Cash and cash equivalents and short term deposits

The Group held cash and cash equivalents and short term deposits of USD 7,435 thousand at December 31, 2017 (2016 – USD 14,657). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short term deposits, mainly in USD, bear fixed interest ranging between 0.14% - 1.6%.

The carrying amount of cash and cash equivalents and short term deposits approximate their fair value.

B.	Fair value hierarchy of financial instruments measured at fair value

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial liabilities
Warrants (see Note 9(C)(1))	-	-	2,012	2,012
Put option to Taoz (see Note 12)	-	-	1,030	1,030

	-	-	3,042	3,042

Kitov Pharma Ltd. (formerly Kitov Pharmaceuticals Holdings Ltd.)

Notes to the Consolidated Financial Statements

Note 20 – Financial Instruments (cont’d)

Details regarding fair value measurement at Levels 2 and 3

Financial instrument	Valuation method for determining fair value	Significant unobservable inputs

Warrants	Black - Scholes	expected term	5.5 years
		expected volatility	81.66%
		annual risk free interest	1.94%
		dividend yield	0%

Investment and Put option to Taoz	Monte–Carlo Simulation	Valuation at milestone (USD thousand)	12,000 – 17,000
		Share Price (USD)	812 – 1,150
		Probability of reaching milestone (%)	50%
		Risk free interest rate (%)	1.71% - 1.97%
		expected volatility	74.96%

The annual Expected Volatility applied was based on the historical volatility of comparable companies.

Note 21 – Subsequent Events

In October 2017, the Company announced that it had contracted for the acquisition of an additional 27% stake in TyrNovo (the “Newly Acquired TyrNovo Shares”), from a group of unaffiliated minority shareholders of TyrNovo, who collectively held 4,024 ordinary shares, or approximately 27%, of TyrNovo. In exchange for these Newly Acquired TyrNovo Shares, the Company will issue to these unaffiliated minority shareholders of TyrNovo, in aggregate, 13,169,689 newly issued ordinary shares (equivalent to 658,484 American Depositary Shares or ADSs) of the Company, which represent approximately 6% of the Company’s issued and outstanding share capital.

After the closing of this new share exchange transaction, which is pending receipt by the selling TyrNovo shareholders of a tax ruling from the Israeli Tax Authority or an exemption from withholding at source, and assuming no other issuances of equity by TyrNovo until such time Kitov will hold approximately 91.9% of TyrNovo’s issued and outstanding ordinary shares.

The closing of this transaction is expected to take place by March 15, 2018.

Approximately 3.9% of TyrNovo’s ordinary shares are owned by the founder and Chief Technology Officer of TyrNovo. An additional approximately 4.1% of TyrNovo’s ordinary shares are owned by Taoz - Company for Management and Holdings of Companies Ltd. (“Taoz”), a minority shareholder with whom the Company entered into a shareholders’ agreement in February 2017. See also Note 12.

As part of the shareholders’ agreement entered into by the Company with Taoz, Taoz had the right to purchase TyrNovo shares from the Company under certain defined circumstances. This right expired on February 9, 2018.

