Form 20-F
period 2018-12-31
Kitov Pharma Ltd.
filed 2019-03-26
CIK 1614744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Gil Efron, Chief Financial Officer
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,009,264 Ordinary Shares, no par value (including 1 share held in treasury)*

(*after giving effect to a reverse share split of our ordinary shares, at an exchange ratio of 1-for-20, which was completed on January 4, 2019.)

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐    Accelerated filer ☐

Non-accelerated filer ☒

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

Yes ☐    No ☐

i

Unless the context otherwise indicates or requires, all references to:

●	the terms “Registrant,” “Company,” “we,” “us,” “our,” and similar designations refer to Kitov Pharma Ltd., together with its now dissolved wholly-owned subsidiary, Kitov Pharmaceuticals, and its majority owned subsidiary, TyrNovo, except where otherwise stated or where it is clear that the terms mean only Kitov Pharma Ltd. exclusive of its subsidiaries,

●	“Kitov” refers to the Registrant, together with its now dissolved wholly-owned subsidiary, Kitov Pharmaceuticals, until completion of the merger between the Registrant and Kitov Pharmaceuticals in December 2017, pursuant to which Kitov Pharmaceuticals merged with and into the Registrant and was dissolved,

●	“Kitov Pharma”, refers to the Registrant, exclusive of its subsidiaries,

●	“Kitov Pharmaceuticals” refers to Kitov Pharmaceuticals Ltd., the now dissolved then wholly owned subsidiary of the Registrant until completion of the merger with the Registrant in December 2017, pursuant to which Kitov Pharmaceuticals merged with and into the Registrant and was dissolved,

●	“TyrNovo” refers to TyrNovo Ltd., the majority owned subsidiary of the Registrant,

●	the terms “shekels”, “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel,

●	the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States of America,

●	the terms “Euro” or “€” refer to the Euro, the lawful currency of the European Union member states,

●	“ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, no par value per share,

●	“ADS” refer to the Registrant’s American Depositary Shares,

●	“public warrants” or “Series A warrants” refer to the Registrant’s warrants listed on the NASDAQ Capital Market under the symbol KTOVW,

●	the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended,

●	the “SEC” are to the United States Securities and Exchange Commission,

●	“NASDAQ” are to the NASDAQ Capital Market except where otherwise stated or where it is clear that the terms mean any of the NASDAQ exchanges, and

●	the “TASE” are to the Tel Aviv Stock Exchange.

ii

Glossary of Industry Terms

Additionally, for convenience, the following terms used in this Annual Report on Form 20-F are defined as follows:

“API”	Active Pharmaceutical Ingredient – any substance or mixture of substances intended to be used in the manufacture of a drug product and that, when used in the production of a drug product, becomes one active ingredient in the drug product.

“approved product”	A product that has been approved for commercialization by a regulatory authority.

“CMC”	Chemistry Manufacturing and Controls – The methods by which a drug substance and product are synthesized, purified, assayed, and packaged.

“cGMP”	Current Good Manufacturing Practice – minimum requirements of the FDA and other regulatory authorities for the methods, facilities, and controls used in the manufacturing, processing, and packing of a drug product that is intended for human use to ensure that the product is safe for use and has the ingredients and strength that it claims to have.

“EGFR”	Epidermal Growth Factor Receptor (EGFR; ErbB-1; HER1 in humans) is a transmembrane protein that is a receptor for members of the epidermal growth factor family (EGF family) of extracellular protein ligands.

“Clinical”	Pertaining to human studies.

“Drug Product”	For the purposes of this disclosure – a drug product that has been approved by the FDA for marketing and sales within the United States.

“FDA”	United States Food and Drug Administration.

“Formulation”	All the active and inactive materials contained in a final medical product.

“Generic Product”	A product developed by others than the original innovator, yet contains the same active substance as the original product both qualitatively and quantitatively. Limits of the difference from the original product within which the product may be recognized by the regulations as generic are determined separately for each product by the related regulatory authorities during the approval process. Regulatory recognition of a product as a generic product is performed through the majority of approval procedures adapted to this type of product, which differ from the approval procedures applied to a new chemical entity (NCE).

“IND”	Investigational New Dug (Application) – an application to test an experimental drug in human beings and that requires clearance by the FDA for clinical trials to be initiated.

“MAPK”	A mitogen-activated protein kinase (MAPK or MAP kinase) is a type of protein kinase that is specific to the amino acids serine, threonine, and tyrosine.

“mTOR”	A class of drugs that inhibit the mechanistic target of rapamycin (mTOR), which is a serine/threonine-specific protein kinase that belongs to the family of phosphatidylinositol- 3 kinase.

“NCE”	New Chemical Entity - a drug that contains no active moiety that has been approved by the FDA in any other application submitted under section 505(b) of the Federal Food, Drug, and Cosmetic Act.

“NDA”	New Drug Application - an application submitted to the FDA to approve marketing a new drug.

“PDX”	An animal model in which patient-derived tumor tissue at low passage are implanted in animals, used to conserve original tumor characteristics and to provide relevant predictive insights into clinical outcomes when evaluating new cancer therapies.

“Preclinical”	Drug development studies performed outside of a human living organism or cell, using living cells, or appropriate animal models. The studies begin before trials in humans and assess safety, toxicity, and efficacy. Since drug development is dynamic, Preclinical studies are performed throughout the drug development lifecycle.

“Pharmacokinetics” “PK”	The study of the absorption, distribution, metabolism and excretion of a drug from the body; the pharmacokinetic indices provide, among other things, information on the extent and time of the patient’s exposure to the material. It is the study of how the body affects the drug.

“therapeutic candidate”	A product that is undergoing development, preclinical trials, clinical trials and/or has a pending NDA in review by the FDA or similar marketing application being reviewed by a foreign regulatory authority but has not been approved for commercialization.

iii

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, as well as the extent and number of additional studies that we may be required to conduct;

●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	the manner in which the parties to the transaction for our acquisition of FameWave Ltd. (“FameWave”) plan to effect the transaction; the expected benefits, synergies and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, including conditions related approval of our shareholders for the transaction; the plans, strategies and objectives of management for future operations; product development for CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing;

●	our ability to successfully meet our post marketing commitments to FDA for Consensi™ and to obtain approvals for marketing of Consensi™ in other territories than the U.S.;

●	a delay or rejection of an NDA for one or more of our therapeutic candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate including the impact of any change in regulation and legislation that could affect the pharmaceutical industry, and the difficulty of predicting actions of the FDA or any other applicable regulator of pharmaceutical products;

●	the research, manufacturing, preclinical and clinical development, commercialization, and market acceptance of our therapeutic candidates;

●	our ability to successfully acquire, develop or commercialize our pharmaceutical products;

●	the ability of our commercialization partners to successfully achieve substantial sales for our drug products;

●	our ability to establish and maintain corporate collaborations;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business and therapeutic candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading and price of the Company’s securities and our ability to raise capital, on our clinical, commercial and other business relationships, or on the ability of management and directors to continue providing their services to us;

●	the impact of competitive companies, technologies and our industry; and

●	the impact of the political and security situation in Israel, the U.S. and other countries we may obtain approvals for our products on our business.

Our ability to predict our operating results or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to review carefully the risks and uncertainties described under the heading “Item 3. Key Information – D. Risk Factors” in this Annual Report on Form 20-F for a discussion of these and other risks that relate to our business and investing in Kitov Pharma’s ADSs and public warrants. Such factors and many other factors beyond our control could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements. The forward-looking statements contained in this Annual Report on Form 20-F are expressly qualified in their entirety by this cautionary statement.

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

The selected consolidated statements of operations for the three years ended December 31, 2018, 2017, and 2016, and our selected consolidated statements of financial position as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2015 and 2014, and the selected consolidated statements of financial position data as of December 31, 2016, 2015 and 2014, have been derived from Kitov’s audited consolidated financial statements not included in this Annual Report on Form 20-F. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with the section of this Annual Report on Form 20-F entitled “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F.

	Year Ended December 31,
	2018	2017		2016	2015	2014
	(U.S. Dollars in thousands, except per share and weighted average shares data)
Statement of Operations:
Revenues	1,000	100	*	-	-	-
Research and development expenses	5,268	4,640		4,180	2,560	3,192
General and administrative expenses	5,195	6,397	*	3,003	1,509	1,269
Reimbursement of legal fees	(743)	-		-	-	-
Other expenses (income)	(894)	1,029		-	-	720

Operating loss	7,826	(*)11,966		7,183	4,069	5,181
Financing expense (income), net	(2,257)	947		4,942	133	71
Loss for the year	5,569	(*)12,913		12,125	4,202	5,252
Loss attributable to:
Owners of the Company	5,200	12,177		12,125	4,202	5,252
Non - Controlling interests	369	736

Loss per ordinary share:(1)
Basic and diluted	(0.39)	**(1.37)		**(2.11)	**(4.36)	**(23.44)

Weighted average number of ordinary shares used in computing basic and diluted loss per share (in thousands):	14,205	**9,457		**5,756	**963	**224

(1)	Basic loss per ordinary share is calculated by dividing the loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. There are no differences between basic and diluted loss per ordinary share since there are no dilutive potential ordinary shares.

*	Restated due to retrospective method of adoption of IFRS 15, Revenue from Contracts with Customers, adopted as of January 1, 2018. See “Item 5. Operating and Financial Review and Prospects – Components of Statement of Operations”.

**	Unless otherwise indicated, all information contained in this Annual Report on Form 20-F gives retrospective effect to:

(i) a consolidation of Kitov Pharma’s share capital at a ratio of 1:13, which was effected on November 30, 2014, or the 2014 Consolidation, so that: (A) each 13 ordinary shares of Kitov Pharma were consolidated into one ordinary share of Kitov Pharma; and (B) each of Kitov Pharma’s options (tradable and non-tradable) outstanding immediately prior to the 2014 Consolidation was adjusted by multiplying the number of ordinary shares into which such option was exercisable by 1/13 (rounded to 0.07692); and

(ii) a consolidation of Kitov Pharma’s share capital at a ratio of 1:20, which was effected on January 4, 2019, or the 2019 Consolidation, so that: (A) each 20 ordinary shares of Kitov Pharma were consolidated into one ordinary share of Kitov Pharma and (B) each 20 Kitov Pharma’s options (tradable and non-tradable) exercisable into ordinary shares outstanding immediately prior to the 2019 Consolidation were consolidated into one option exercisable into one ordinary share of Kitov Pharma at an exercise price equal to the pre-2019 Consolidation exercise price multiplied by 20.

	As of December 31,
	2018	2017		2016	2015	2014
	(U.S. Dollars, in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	5,163	3,947		6,758	10,558	1,313
Working capital (*)	5,200	4,010	(**)	13,625	9,606	773
Total assets	14,723	14,183		14,914	10,812	1,759
Total liabilities	(3,719)	(5,495	)(**)	(1,529)	(1,383)	(986
Accumulated loss	(43,672)	(38,472	)(**)	(26,200)	(14,054)	(9,852)
Total equity	11,004	8,688	(**)	13,385	9,429	773

(*)	Working capital is defined as current assets less current liabilities
(**)	Restated due to full retrospective method of adoption of IFRS 15, Revenue from Contracts with Customers, adopted as of January 1, 2018. See “Item 5. Operating and Financial Review and Prospects – Components of Statement of Operations”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report on Form 20-F, including our consolidated financial statements and the related notes beginning on page F-1, which could materially adversely affect our business, financial condition and future results. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of Kitov Pharma’s ordinary shares, American Depositary Shares and public warrants could decline.

Risks Related to Our Financial Condition and Capital Requirements

We are a pharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a pharmaceutical company, and we are focused on the development and commercialization of innovative pharmaceutical drugs. We have one FDA-approved drug, Consensi™ for which we have entered into commercialization agreements with respect to the United States and in several territories in Asia (subject to regulatory approval in such territories) but we have not commenced drug sales in such territories. Additionally, we currently have one therapeutic candidate, NT219. NT219 is in the preclinical development stage, has not been approved for marketing and is not being sold, marketed or commercialized. NT219 will require preclinical and/or clinical trials or other testing before we can obtain regulatory approval, if we are able to obtain regulatory approval at all. We must obtain regulatory approval for NT219 or any other therapeutic candidate that we may develop or acquire in the future, before we can sell NT219 or any other therapeutic candidate. We have incurred losses from commencement of our pharmaceutical research and development activities through December 31, 2018 of approximately $43.7 million as a result of research and development activities, clinical trial related activities, investment/acquisition activities, listing for trading and fund raising related activities, general administrative and other expenses. We may incur significant additional losses as we continue to focus our resources on advancing NT219 or other therapeutic candidates that we may develop or acquire in the future. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop, and obtain the required regulatory approvals for, our NT219 therapeutic candidate in the United States and various other territories and then to successfully commercialize our NT219 therapeutic candidate; through our U.S. commercialization partner, to successfully market and sell our FDA-approved drug Consensi™ in the United States; and to obtain, either by us or by our commercialization partners, the required regulatory approvals in various territories other than the United States and then commercialize and sell Consensi™ in such other territories. We may be unable to achieve any or all of these goals with regard to NT219 or any other therapeutic candidates that we may develop in the future and our FDA-approved drug Consensi™. As a result, we may never be profitable or achieve significant or sustained revenues.

Our limited operating history as a pharmaceutical research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of products for our revenue, which could impair our ability to achieve profitability

We have a limited operating history as a pharmaceutical research and development company, and our operations to date have been limited primarily to developing, gaining regulatory approval, and commercializing Consensi™; developing our NT219 therapeutic candidate; research and development; raising capital; and recruiting scientific and management personnel and third party partners. Though we have plans for the development of additional therapeutic candidate products, to date, the only revenue we have received has been the initial milestone payments in connection with commercialization agreements for Consensi™. We have not yet demonstrated an ability to successfully sell our FDA-approved drug, Consensi™, which was approved on May 31, 2018. We have not yet demonstrated an ability to commercialize or obtain regulatory approval for our NT219 therapeutic candidate. Our future growth and success depend upon the successful commercialization of Consensi™ and our therapeutic candidates.  If we are unable to achieve increased commercial acceptance of our products, obtain regulatory clearances or approvals for our therapeutic candidates and future products, or experience a decrease in the utilization of our products, our revenue would be adversely affected. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development or commercialize our therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

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

Our business presently generates limited revenues, and we plan to continue expending substantial funds in research and development, including CMC, preclinical and clinical trials of our NT219 therapeutic candidate, and for manufacturing of our FDA-approved drug Consensi™. We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and by either debt or equity financing. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of the therapeutic candidates, as well as the inherent business risks associated with our company and present and future market conditions. In addition, global and local economic and geopolitical conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs related to our therapeutic candidates, any of which may have a material adverse effect on our business, financial condition and results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

Our long term capital requirements are uncertain and subject to numerous risks.

We estimate that so long as no significant revenues are generated from our NT219 therapeutic candidate and our FDA-approved drug Consensi™, we will need to raise substantial additional funds to develop and/or commercialize our therapeutic candidates and to acquire or in-license any additional therapeutic candidates, as our current cash and short-term investments are not sufficient to complete the research and development of our therapeutic candidates in their current phase of development and any additional therapeutic candidates that we may acquire, in-license or develop in the future, and to fund our related expenses. Our long term capital requirements are expected to depend on many potential factors, including, among others:

●	the regulatory path of our NT219 therapeutic candidate or any other therapeutic candidates that we may develop in the future;

●	our ability successfully to complete the required CMC development for our NT219 therapeutic candidate or any other therapeutic candidates that we may develop in the future;

●	our ability successfully to commercialize our therapeutic candidates, or any other therapeutic candidates that we may develop in the future, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the ability of our U.S. partner to successfully launch and commercialize Consensi™;

●	our ability to successfully meet our post marketing commitments to FDA for Consensi™ and to obtain approvals for marketing of Consensi™ in other territories than the U.S.;

●	the progress, success and cost of our preclinical and/or clinical trials and research and development programs;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates or any other therapeutic candidates that we may develop in the future and addressing regulatory and other issues that may arise post-approval for such therapeutic candidates or from commercializing Consensi™;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims;

●	the costs of developing and maintaining cGMP commercial manufacturing capabilities and sales, marketing and distribution channels;

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated;

●	our ability to obtain recommendations and publish studies regarding the efficacy and/or safety of our approved products, or our NT219 therapeutic candidate or any other therapeutic candidates that we may develop in the future that may be published by government agencies, professional organizations, academic or medical journals or other key opinion leaders;

●	patient acceptance of and demand for Consensi™;

●	sufficient coverage and reimbursement by third-party payers; and

●	maintaining FDA marketing approval of Consensi™.

If we are unable to obtain approval, commercialize or out-license our therapeutic candidates, or any other therapeutic candidates that we may acquire, in-license or develop in the future; maintain approval; or obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidates, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Regulatory Matters

If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.

Although we recently entered into an exclusive marketing and distribution agreement with respect to the commercialization of Consensi™ in the U.S. market, to date, we have not marketed, distributed or sold any therapeutic candidate or drug product. In addition to that agreement, we have entered into only two other out-licensing agreements for marketing, manufacturing and distribution of Consensi™ in South Korea and China, which are dependent upon achieving regulatory clearance or approval for Consensi™ in each of those respective countries. Our NT219 therapeutic candidate is subject to extensive governmental laws, regulations and guidelines relating to development, preclinical and clinical trials, manufacturing and commercialization of drugs. We may not be able to obtain regulatory approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory approvals will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to limitations on the indicated uses for marketing the therapeutic candidate or may impose restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We also are, and will be, subject to numerous regulatory requirements from both the FDA and foreign state agencies that govern the conduct of preclinical and clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, approval by one regulatory authority does not ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing requirements for our therapeutic candidates than other jurisdictions. For example, even though the FDA has granted its approval to market Consensi™ for certain indications of use, the South Korean and/or the Chinese regulatory authorities may impose additional requirements or place other limitations on the indications for use in such countries, before our licensee and distributors in such countries may commence manufacturing and selling Consensi™. Additionally, the FDA or other foreign regulatory bodies may change their approval policies or adopt new laws, regulations or guidelines in a manner that delays or impairs our ability to obtain the necessary regulatory approvals to commercialize our therapeutic candidates.

Pre-clinical studies, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates without developing CMC satisfactory to regulatory authorities, completing preclinical studies and clinical trials and then seeking to obtain regulatory approval if such trials show that our therapeutic candidates are safe and effective.

We have limited experience in conducting and managing the CMC, preclinical studies and clinical trials that are required to commence commercial sales of our therapeutic candidates. Developing and implementing CMC, and planning and conducting preclinical studies and clinical trials are expensive, complex, can take many years to complete and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned CMC, preclinical studies and/or clinical trials that will cause delays, including suspension of preclinical studies and/or clinical trials, delays in recruiting patients into the clinical trials, or delay of data analysis or release of the final report in our preclinical studies or clinical studies. The CMC, preclinical studies and clinical trials of our therapeutic candidates may take significantly longer to complete than is estimated. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, the CMC, preclinical studies, and/or clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates.

In connection with the CMC, preclinical studies and clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks, including but not limited to:

●	delays in manufacturing the drug substance and drug product for preclinical studies and clinical trials;

●	delays in manufacturing the drug substance and drug product following NDA approval, if we receive such approval at all;

●	delays in securing clinical investigators or trial sites for clinical trials that must be completed for us to obtain any approval that we seek;

●	delays in receiving import or other government approvals to ensure appropriate drug supply;

●	delays in obtaining institutional review board (human ethics committee) and other regulatory approvals to commence a clinical trial;

●	negative or inconclusive results from preclinical and/or clinical trials;

●	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies and may not approve initiation of certain clinical trials;

●	failure to manufacture our drug product, to maintain the drug product, or contamination to our drug product;

●	an inability to monitor patients adequately during or after treatment;

●	problems with investigator or patient compliance with the trial protocols;

●	a therapeutic candidate may not prove safe or efficacious;

●	there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;

●	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

●	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;

●	the results will leave only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

●	the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates; and

●	changes to the current regulatory requirements related to clinical trials which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory approvals.

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier preclinical studies and/or clinical trials. As such, we do not know whether any clinical trials we may conduct will demonstrate adequate efficacy and safety sufficient to obtain regulatory approval to market our therapeutic candidates. If any of the preclinical studies and/or clinical trials of any therapeutic candidate do not produce favorable results, our ability to obtain regulatory approval for the therapeutic candidate may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

If we do not establish collaborations for our NT219 therapeutic candidate or any other therapeutic candidates that we may develop in the future, or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans.

Our drug development programs, including our commercialization of Consensi™ and the potential commercialization of our NT219 therapeutic candidate, or any other therapeutic candidates that we may develop in the future, will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of our therapeutic candidates, in some or all jurisdictions. While we have entered into an exclusive marketing and distribution agreement with respect to the commercialization of Consensi™ in the U.S. market and out-licensing agreements for marketing, manufacturing and distribution of Consensi™ in South Korea and China, we may not be successful in collaborations with other third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into or maintain development or commercialization agreements with respect to the development, marketing and commercialization of our therapeutic candidates or Consensi™ in foreign jurisdictions where we do not have approval for commercialization, or any other therapeutic candidates that we may develop in the future or failure to develop, market and commercialize such therapeutic candidates; or failure to market and commercialize our Consensi™ drug product in the U.S. market will have an adverse effect on our business, financial condition and results of operation.

Any collaborative arrangements that we establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development, manufacturing and commercialization of our Consensi™ drug product, our NT219 therapeutic candidate or any other therapeutic candidates that we may develop in the future, outside our control, and may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Our collaborative arrangements require us to rely on external consultants, advisors, and experts for assistance in several key functions, including preclinical and clinical development, manufacturing, regulatory, market research, and intellectual property. We do not control these third parties, but we rely on them to achieve results, which may be significant to us. Additionally, we are responsible for any quality or regulatory issue that a collaborator may have that affects one or more of our therapeutic candidates. Relying upon collaborative arrangements to develop and/or commercialize our Consensi™ drug product, our NT219 therapeutic candidate or any other therapeutic candidates that we may develop in the future subjects us to a number of risks, including:

●	we may not be able to control the amount and timing of resources that our collaborators may devote to our drug product or therapeutic candidates;

●	we may be held liable should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us;

●	our collaborators may experience financial difficulties or changes in business focus;

●	our collaborators may experience quality or regulatory issues that negatively affect our therapeutic candidates;

●	our collaborators may fail to secure adequate commercial supplies in a timely manner for our drug products upon marketing approval, if at all;

●	our collaborators may have a shortage of qualified personnel;

●	we may be required to relinquish important rights, such as local trademark, marketing and distribution rights;

●	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

●	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and

●	collaborative arrangements are often terminated or allowed to expire, which could delay and increase the cost of development of our therapeutic candidates.

If any of these or other scenarios materialize, they could have an adverse effect on our business, financial condition or results of operations.

Our current business model is based largely upon the development and commercialization of new combination products and NCEs that have mostly not yet been administered to humans. Unexpected difficulties or delays in successfully developing or commercializing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations.

We are currently focused on combination products and NCEs that have mostly not yet been administered to humans. Consensi™ has the combination of APIs celecoxib and amlodipine besylate that had not previously been combined into one FDA-approved drug product or used at all in a clinical setting outside the scope of the clinical trials before we obtained FDA-approval to commercialize Consensi™ on May 31, 2018. We cannot guarantee that Consensi™ will be safe and efficacious when administered outside of a clinical trial setting. In addition, we cannot be certain that the market will consider our Consensi™ drug product to be superior to the current gold standard of care or to treatment with the separate drug components rather than in combination.

Our NT219 therapeutic candidate has never been used in a clinical setting, and in addition we cannot be certain whether NT219 will be safe and efficacious when used in combination with other known cancer treatments. In addition, we cannot be certain that the FDA or any foreign regulatory body will consider our NT219 therapeutic candidate combined with a particular cancer treatment, or any other therapeutic candidate that we may develop or acquire in the future to be superior to the current gold standard of care. Any delays in perfecting the combination, the production of the combination, or in market acceptance of the combination or new chemical entities could have an adverse effect on our business, financial condition and results of operations.

In addition, as part of our strategy for growth, we may consider the acquisition of therapeutic candidates at various stages of development and in a variety of therapeutic areas, and we may also consider the acquisition or marketing rights of approved drug products as well. However, we may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully into our business. In this regard, acquisitions involve numerous risks, including difficulties in the integration of the acquired therapeutic candidates and/or drug product and the diversion of management’s attention from other business concerns. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

We rely mainly on third parties to conduct our CMC, preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including, but not limited to, failing to meet established deadlines for the completion of such clinical trials.

We do not have the ability independently to conduct CMC, preclinical studies or clinical trials for our product candidates, and we rely mainly on third parties, such as contract manufacturing organizations, contract research organizations, medical institutions, contract laboratories, current and potential development or commercialization partners, clinical investigators and independent study monitors, to perform these functions. Our reliance on these third parties for development activities reduces our control over these activities.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with these third parties, we continue to be responsible for confirming that each of our preclinical studies and clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us and our applicable third-party collaborators, to comply with regulations and standards, commonly referred to as current good laboratory practices (cGLP), current good manufacturing practices (cGMP), and current good clinical practices (cGCP), for manufacturing and conducting, recording and reporting the results of preclinical and clinical trials to assure that data and reported results are credible and accurate and that the clinical trial participants are adequately protected. We cannot guarantee that our third-party collaborators will remain compliant with the applicable regulations. Regulatory authorities in other jurisdictions may have similar responsibilities and requirements. Our reliance on third parties does not relieve us of these responsibilities and requirements.

To date, we believe our contract manufacturing organizations, contract research organizations and other third party entities that support our manufacturing, preclinical or clinical practices with which we are working have generally performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not meet our deadlines or we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, finding replacements may result in a delay of clinical trials, meeting post marketing commitments to the FDA and/or commercialization of products and additional costs. Accordingly, we may be delayed in obtaining regulatory approvals for our NT219 therapeutic candidate or any therapeutic candidate that we may develop in the future and we may be delayed in our efforts to successfully commercialize such therapeutic candidates for targeted diseases or fail to maintain marketing authorization to our drug products.

In addition, we rely substantially on third-party data managers for the CMC, preclinical study and clinical trial data that we present to regulatory authorities in order to obtain marketing authorizations. Although we attempt to audit and control the quality of third party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated. There is no assurance that these third parties will pass FDA or regulatory audits, which could delay or prevent regulatory approval or cause revocation of already approved marketing authorization.

If third parties do not manufacture our current therapeutic candidates or any other therapeutic candidate that we may develop in the future in sufficient quantities in the required timeframe, at the required quality standards and at an acceptable cost, clinical development and commercialization of our therapeutic candidates would be delayed.

We do not currently own or operate manufacturing facilities, and we rely, and expect to continue to rely, on third parties to manufacture preclinical, clinical and commercial quantities of our NT219 therapeutic candidate or any other therapeutic candidate that we may develop in the future. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our NT219 therapeutic candidate or any other therapeutic candidate that we may develop in the future may adversely affect our future profit margins, if any, and our ability to develop such therapeutic candidates and commercialize any such therapeutic candidates on a timely and competitive basis.

We may not be able to maintain our existing or future third party manufacturing arrangements on acceptable terms, if at all. If for some reason our existing or future manufacturers do not perform as agreed or expected, or our existing or future manufacturers otherwise terminate their arrangements with us, we may be required to replace them. Although we are not completely dependent upon our existing manufacturing agreements since we could replace them with other third party manufacturers, we may incur added costs and delays in identifying, engaging, qualifying and training any such replacements, and in receiving regulatory approval for such replacements.

We rely on third party contract vendors to manufacture and supply us with APIs to be compliant with the International Conference of Harmonization Q7 guidance and applicable laws and regulations, in the quantities we require on a timely basis.

We currently do not manufacture any API ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs that are used to formulate our Consensi™ drug product and our NT219 therapeutic candidate. While there are many potential API manufacturers and suppliers in the market, if these manufacturers or suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, or the current or future demand of the public, if any, we could experience delays in conducting additional clinical trials of our Consensi™ drug product and NT219 and incur additional costs.

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

If we are not able to find stable, reliable manufacturers or suppliers of our APIs, we may not be able to produce enough supplies of our Consensi™ drug product to meet the current or future demands of the public, or produce enough supplies of our NT219 therapeutic candidate to meet our needs for further development and/or to conduct clinical trials, which could affect our business, financial condition and results of operation.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and/or other regulatory agencies for NT219 or any other therapeutic candidates we may develop in the future.

To date, our NT219 therapeutic candidate has been manufactured in relatively small quantities by third-party manufacturers. We are also in discussions with third-party manufacturers for the manufacturing of our NT219 therapeutic candidate under cGMP conditions. Once NT219 and/or any other therapeutic candidate that we may develop or acquire in the future is approved for marketing and commercial sale, if at all, we still expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of such approved therapeutic candidates. These manufacturers may not be able successfully to increase the manufacturing capacity for any such therapeutic candidates that may be approved in the future in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable successfully to increase the manufacturing capacity for our NT219 therapeutic candidate or any therapeutic candidate that we may develop or acquire in the future, or we are unable to establish alternative manufacturing capabilities and in a timely manner, the commercial launch of any such therapeutic candidates that are approved in the future may be delayed or there may be a shortage in supply.

We anticipate continued reliance on third-party manufacturers to manufacture our Consensi™ drug product at commercial scale to meet the demand in the United States or any foreign jurisdiction in which we may commercialize our Consensi™ drug product in the future.

Before our Consensi™ drug product was approved on May 31, 2018, our third-party manufacturer produced sufficient quantities of Consensi™ for formulation development, PK studies, clinical trials, and the required large scale production in support of our NDA package that we submitted to the FDA for the purposes of approving Consensi™ for marketing and commercial sale in the United States. We have recently engaged such third party suppliers for the manufacturing of sufficient quantities of Consensi™ in order to comply with FDA post-marketing approval requirements and at commercial scale in anticipation of the upcoming U.S. launch of Consensi™ by our commercialization partner in the United States. We anticipate that we will continue to rely on our third-party manufacturer to manufacture our Consensi™ drug product at commercial scale under cGMP conditions. Our third party supplier may not be able to successfully increase the manufacturing capacity for our Consensi™ drug product to meet the demand in the United States. Though we can attempt to ensure the availability of suppliers or manufacturers for Consensi™, the number of suppliers with suitable manufacturing capacity and capability is often very limited, and therefore we may be dependent on one or a few such suppliers. Furthermore, any changes to the manufacturing process to increase the manufacturing capacity for Consensi™, including changing or including additional manufacturers, or any other changes with respect to manufacturing may require additional validation studies, which the FDA must review and approve. If third-party manufacturers are unable to successfully increase the manufacturing capacity for Consensi™ or we are unable to establish alternative manufacturing capabilities, our efforts to meet the demand for our Consensi™ drug product in the United States may be delayed or there may be a shortage in supply.

We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities.

We and our third-party contract manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the FDA and other foreign regulatory authorities setting forth cGMPs. These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our Consensi™ drug product and our NT219 therapeutic candidate to the extent we initiate clinical trials for our NT219 therapeutic candidate in the future. We and our manufacturers may not be able to comply with applicable laws, regulations and guidelines. We and our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the U.S. Our failure, or the failure of our third-party manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates and materially and adversely affect our business, financial condition and results of operations.

Our FDA-approved Consensi™ drug product and our NT219 therapeutic candidate and/or any other therapeutic candidate that we may develop in the future, if approved, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose the FDA approval(s) we have obtained (or will obtain, if any), and our business would be seriously harmed.

Our FDA-approved Consensi™ drug product is subject to ongoing post-marketing surveillance programs and regulatory review. In addition, if our NT219 therapeutic candidate and/or any other therapeutic candidate that we may develop in the future, receives regulatory approval to commercialize, such therapeutic candidate will be subject to ongoing post-marketing surveillance programs and regulatory review. We and our commercialization partners, as applicable, are subject to ongoing reporting obligations, including pharmacovigilance, or drug safety, and our manufacturing operations, and those of contract manufacturers that we select, will be subject to continuing regulatory review, including inspections by the FDA and other foreign regulatory authorities if Consensi™ is approved for commercialization in such foreign jurisdictions. The results of this ongoing review may result in the withdrawal of Consensi™ from the market, the interruption of manufacturing operations or the imposition of labeling or marketing limitations. In addition, since many more patients are exposed to drugs following their marketing post-approval, unanticipated adverse reactions or serious adverse reactions that were not observed in preclinical and/or clinical trials may be observed during the commercial marketing of Consensi™.

As we move forward with commercializing our Consensi™ drug product, we may also periodically discuss with the FDA and other regulatory authorities certain clinical, regulatory and manufacturing matters and, our views may, at times, differ from those of the FDA and other regulatory authorities. If we are required to conduct additional clinical trials or other testing of Consensi™, we may face substantial additional expenses, and/or we have our approval to commercialize Consensi™ revoked by the FDA or a foreign regulatory body, should we obtain approval to commercialize in such foreign jurisdiction.

In addition, the manufacturer and the facilities that we or our commercialization partners use or may use to manufacture our Consensi™ drug product will be subject to periodic and unannounced review and inspection by the FDA and other foreign regulatory authorities. Later discovery of previously unknown problems with Consensi™, the manufacturer or manufacturing process, or failure to comply with our post-approval requirements, rules and regulatory requirements, may result in actions such as:

●	restrictions on such therapeutic candidate, manufacturer or manufacturing process;

●	Form 483 observations, untitled letters, warning letters from the FDA or other foreign regulatory authorities;

●	withdrawal of the therapeutic candidate from the market;

●	suspension or withdrawal of regulatory approvals;

●	refusal to approve pending applications or supplements to approved applications that we or our potential commercialization partners submit;

●	voluntary or mandatory recall;

●	refusal to permit the import or export of our therapeutic candidates;

●	product seizure or detentions;

●	injunctions or the imposition of civil or criminal penalties and fines; or

●	adverse publicity or changes to the drug’s labeling.

The FDA or foreign regulatory authorities’ policies may change, or additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our NT219 therapeutic candidate or regulations may be enacted or changed that could hinder our ability to commercialize our Consensi™ drug product. If we, or our current or potential commercialization partners, suppliers, third party contractors or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we or our potential commercialization partners may lose marketing approval for our Consensi™ drug product and/or our NT219 therapeutic candidate or any other therapeutic candidate that we may develop in the future that obtain regulatory approval, resulting in decreased or lost revenue from milestones, product sales or royalties and could also result and other civil or criminal sanctions, including fines and penalties.

Regulatory approval of our Consensi™ drug product is limited by the FDA and similar foreign authorities to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the promotion of Consensi™ (or other products or product candidates, as applicable) for off-label uses, or in a manner that otherwise violates applicable FDA regulations, could adversely affect our business.

Any regulatory approval of therapeutic candidates is limited to those specific diseases and indications for which such therapeutic candidates have been deemed safe and effective by the FDA or similar foreign authorities. We received FDA approval on May 31, 2018 to commercialize Consensi™ only for the simultaneous treatment of two clinical conditions: pain caused by osteoarthritis and hypertension, or high blood pressure. Marketing or commercializing Consensi™ to treating a new symptom, or indication that is not pain caused by osteoarthritis and hypertension would be considered promotion of off-label, or unapproved use, and would require us to file a supplemental new drug application and obtain regulatory approval. We rely on physicians to prescribe and administer Consensi™ as the product labeling directs and for the indications described on the labeling. To the extent any physicians prescribe Consensi™ to patients for off-label uses, or the use of Consensi™ departs from the approved uses, this may increase the risk of injury or other adverse events to the patients and product liability claims brought against us. Product liability claims are expensive to defend regardless of merit and could result in substantial damage awards against us or harm our reputation. Furthermore, the use of Consensi™ for indications other than those approved by the FDA or foreign authorities, if any, may not effectively treat the conditions associated with the off-label use, which could harm our reputation in the marketplace among physicians and patients, adversely affecting our operations.

While physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote Consensi™ is limited to those indications that are specifically approved by the FDA or other regulatory authorities. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If the promotional activities related to Consensi™ fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, the FDA or other regulatory authorities. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can lead to other negative consequences that could adversely affect our operations, such as the suspension or withdrawal of Consensi™ from the market, enforcement letters, and corrective actions. Other regulatory authorities may impose separately penalties including, but not limited to, fines, disgorgement of money, operating restrictions, or criminal prosecution.

The FDA also requires that our sales and marketing efforts, as well as promotions, comply with various laws and regulations. Prescription drug promotions must be consistent with and not contrary to labeling, present “fair balance” between risks and benefits, be truthful and not false or misleading, be adequately substantiated (when required), and include adequate directions for use. In addition to the requirements applicable to approved drug products, we may also be subject to enforcement action in connection with any promotion of an investigational new drug. A sponsor or investigator, or any person acting on behalf of a sponsor or investigator, may not represent in a promotional context that an investigational new drug is safe or effective for the purposes for which it is under investigation or otherwise promote the drug candidate.

If the FDA investigates the marketing and promotional materials or other communications for our current or future commercial products and finds that any of our commercial products are being marketed or promoted in violation of the applicable regulatory restrictions, we could be subject to FDA enforcement action. Any enforcement action (or related lawsuit, which could follow such action) brought against us in connection with alleged violations of applicable drug promotion requirements, or prohibitions, could harm our business and our reputation, as well as the reputation of any approved drug products we may promote or commercialize.

Modifications to our Consensi™ drug product or to our NT219 therapeutic candidate or any other therapeutic candidate(s) that we may acquire or develop in the future, if approved, will likely require new regulatory approvals before we may continue marketing such product or may require us, or our current or potential development and commercialization partners, as applicable, to recall or cease marketing our Consensi™ drug product or such therapeutic candidates until approvals are obtained.

Modifications to our Consensi™ drug product, our NT219 therapeutic candidate or any other therapeutic candidate(s) that we may acquire or develop in the future, after they have been approved for marketing, if at all, may require new regulatory approvals, and may result in the recall or suspension of marketing of the product until clearances or approvals of the modified product are obtained. The FDA and other foreign regulatory authorities require manufacturers of approved drugs to make and document a determination of whether or not a modification requires a Prior Approval Supplement, a Changes Being Effected in 30 Days Supplement, or a report in the subsequent Annual Report depending on the impact of the change to the identity, strength, quality, purity, or potency of the approved drug product. A manufacturer may determine in conformity with applicable laws, regulations and guidelines that a modification may be implemented without approval of a Prior Approval Supplement by the FDA or a similar supplement submitted to other foreign regulatory authorities; however, the FDA or other foreign regulatory authorities may disagree with the manufacturer’s decision. The FDA or other foreign regulatory authorities may also on their own initiative determine that an approval is required before commencing commercialization of the modified drug product. If the FDA or other foreign regulatory authorities require an approval of any drug product for which we or our current or potential development and commercialization partners previously received marketing approval, we or our current or potential development and commercialization partners may be required to recall such drug product and to stop marketing the drug product as modified, which could require us or our current or potential development and commercialization partners to redesign the therapeutic candidate and cause a material adverse effect on our business, financial condition and results of operations.

We may be subject to additional risks because Consensi™ is a combination of two FDA-approved drugs.

Consensi™ is comprised of two FDA-approved drugs, celecoxib (the active ingredient in Pfizer’s Celebrex®) and amlodipine besylate (the active ingredient in Pfizer’s Norvasc®). Either of these two drugs could independently be found defective or, for a number of other reasons beyond our control, removed from the market and, thus, become unavailable for commercial use as a component of Consensi™. Additionally, adverse action of any kind against one of the companies responsible for the drugs of which Consensi™ is comprised could affect our ability to obtain the applicable drug and/or public perception of us and/or Consensi™ based on our association with the company at-issue or the use of the applicable drug as a component of Consensi™. The outcome and cost of developing a product comprised of existing FDA-approved compounds is difficult to predict and dependent on a number of factors that are beyond our reasonable control.

We depend on our ability to identify and acquire or in-license therapeutic candidates to achieve commercial success.

We own the rights to FDA-approved drug Consensi™ which we acquired as a therapeutic candidate in 2013, and our NT219 therapeutic candidate which we acquired in 2017, each of which was acquired by us from a third party. We evaluate internally and with external consultants each potential therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently select therapeutic candidates that have the highest likelihood to achieve commercial success.

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

We acquired rights to our NT219 therapeutic candidate from Yissum Research and Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”), the technology transfer company of the Hebrew University of Jerusalem, pursuant to a license agreement. If we do not meet our obligations under this license agreement, or if other events occur that are not within our control we could lose the rights to our NT219 therapeutic candidate, experience delays in developing or commercializing our NT219 therapeutic candidate or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, Yissum is responsible under the license agreement for the filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If Yissum does not meet its obligations in a timely manner or if other events occur that are not within Yissum’s control, which impact Yissum’s ability to prosecute certain patent applications and maintain certain issued patents licensed to us, our success of developing and commercializing the NT219 therapeutic candidate could be jeopardized, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, Yissum may decide to discontinue maintaining certain patents in certain territories for various reasons, such as a current belief that the commercial market for the therapeutic candidate will not be large or that there is a near-term patent expiration that may reduce the value of the therapeutic candidate. In the event Yissum discontinues maintaining such patents, we may not be able to enforce rights for our therapeutic candidates or protect our therapeutic candidates from competition in those territories.

Our business could suffer if we are unable to attract and retain key employees or directors.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned CMC, preclinical studies and/or clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. We do not maintain key-man life insurance for any of our personnel. Although we have entered into employment or consultancy agreements with all of the members of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. Compensation packages for our senior office holders are subject to approval of our compensation committee and board of directors and in certain instances of our shareholders as well. We may not be able to achieve the required corporate approvals for proposed compensation packages, further making it difficult for us to compete successfully with other companies in order to attract and retain key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could prevent our business from successfully growing.

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

The pharmaceutical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our drug candidate, Consensi™.

The pharmaceutical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. In recent years, the regulatory framework in China regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes in the future. There is uncertainty as to the regulatory approach in China with respect to combination drug products. Any such uncertainty, changes or amendments may cause delays in or prevent the market authorization or the successful commercialization of our Consensi™ drug product in China and reduce the current benefits we believe are available to us from our definitive License, Development and Commercialization Agreement with Hebei Changshan Biochemical Pharmaceutical Co., Ltd. (Changshan Pharma). Chinese authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by Changshan Pharma to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may prevent the receipt of market authorization for Consensi™ in China or otherwise result in the suspension of the commercialization of Consensi™ in China.

Changes in the political and economic policies of the Chinese government may materially and adversely affect the commercialization of Consensi™ in China.

The Chinese economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industrial development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may also have a negative effect on us and our products. For example, our commercialization of Consensi™ in China could be materially and adversely affected by government control over capital investments or changes in tax regulations.

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

Our subsidiary, TyrNovo, has obligations to the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) with respect to grants it received from the IIA connection with TyrNovo’s technology, in an aggregate amount of approximately NIS 5.5 million (or approximately $1.6 million). The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or the Innovation Law, the IIA’s rules and guidelines and the terms of these grants.

In general, the recipients of grants, or Recipient Company(ies), are obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed in whole or in part as a result of a research and development program funded by the IIA at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of 3% to 6% on sales of products or services developed under the approved programs, depending on the type of the Recipient Company, up to the aggregate amount of the total grants received by the IIA, plus annual interest, as determined in the IIA’s rules and guidelines).

TyrNovo’s technologies were developed, at least in part, with funds from IIA grants, and accordingly TyrNovo is obligated to pay royalties on sales of any of its IIA funded products and related services. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology and know-how funded via IIA programs and this may lead to additional royalties being payable on additional products. As of December 31, 2018, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.6 million), and as of such date TyrNovo had not paid any royalties to the IIA. We may encounter difficulties in securing a commercialization partner for TyrNovo’s therapeutic candidates due to the requirement to pay royalties to the IIA.

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

Under the IIA’s rules and guidelines, TyrNovo is generally prohibited from manufacturing products developed using the IIA funding outside of the State of Israel without the prior approval of the IIA and subject to payment of increased royalties. TyrNovo may not receive the required approvals for any proposed transfer of manufacturing activities. This restriction may impair TyrNovo’s ability to outsource manufacturing rights abroad.

Additionally, under the IIA’s rules and guidelines, TyrNovo is prohibited from transferring the IIA-funded know-how and related intellectual property rights outside of the State of Israel, except under limited circumstances and only with the prior approval of the IIA. TyrNovo may not receive the required approvals for any proposed transfer, and even if received, TyrNovo may be required to pay the IIA a redemption fee of up to 600% of the grant amounts plus interest.

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

These restrictions may impair our ability to perform or outsource manufacturing outside of Israel, or otherwise transfer or sell TyrNovo’s IIA funded know-how outside of Israel. It may also require TyrNovo to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. Furthermore, the consideration available to TyrNovo’s and/or our shareholders in a transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that TyrNovo is required to pay to the IIA. If TyrNovo fails to comply with the requirements of the Innovation Law and the IIA’s rules and guidelines, TyrNovo may be required to return certain grants previously received along with interest and penalties and may become subject to criminal proceedings.

In August 2015, an amendment to the Innovation Law, or Amendment No. 7, was enacted and which came into effect on January 1, 2016. Pursuant to Amendment No. 7, the IIA became responsible for the activity which was previously under the OCS’s responsibility. The IIA is authorized to amend the requirements and restrictions which were specified in the Innovation Law before Amendment No. 7 became effective, inter alia, with respect to ownership obligations of IIA funded know-how (including with respect to restrictions on transfer of IIA funded know-how and manufacturing activities outside of Israel), as well as royalty obligations which apply to companies that received grants from the IIA. Although the rules which were published by the IIA as of the date of this annual report generally adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of Amendment No. 7, as of the date of this annual report, we are unable to assess the effect on our business of any future rules which may be published by the IIA.

In addition, the IIA in 2017 published rules and guidelines for the granting of licenses to use know-how developed as a result of research financed by the IIA to foreign entities. According to such rules, we will be required to receive the IIA’s prior approval for the grant of such use rights, and we will be required to pay the IIA certain amounts in accordance with the formula stipulated under these rules and guidelines. In August 2018, the IIA updated the abovementioned rules and established a new mechanism with respect to the grant of a license by a company (which is part of a multinational corporation) that received grants from the IIA to its group entities to use its funded know-how. Such license is subject to the IIA’s prior approval and to the payment of 5% royalties from the income deriving from such license. Such mechanism includes certain restrictions which must be met in order to be able to enjoy such lower royalty payment.

Risks Related to Our Industry

Even though Consensi™ received regulatory approval in the United States and even if our NT219 therapeutic candidate or any other therapeutic candidate that we develop in the future receive regulatory approval or do not require regulatory approval, they may not become or remain commercially viable products.

Even though Consensi™ is approved by the FDA for marketing in the United States, it may not be a commercially viable product that is accepted by physicians and patients in the United States. Even though we believe that the FDA approved Consensi™ for a commercially viable purpose in the simultaneous treatment of pain caused by osteoarthritis and hypertension, we cannot predict whether the FDA may limit the use of Consensi™ to treatments that are not commercially viable, which would severely affect our operations and revenue.

Likewise, even if our NT219 therapeutic candidate and/or any other therapeutic candidate that we may develop in the future are approved for commercialization by the FDA or a foreign authority in the future, they may not be commercially viable products. For example, if we or our potential commercialization partners receive regulatory approval to market a therapeutic candidate, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the therapeutic candidate. In addition, a new therapeutic candidate may appear promising at an early stage of development or after preclinical studies and/or clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including:

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

Physicians, various other health care providers, patients, payers or the medical community in general may be unwilling to accept, utilize or recommend Consensi™, our NT219 therapeutic candidate or any other therapeutic candidates that we may develop in the future. If we are unable, either on our own or through third parties, to manufacture, commercialize and market such products when planned, or develop commercially viable therapeutic candidates, we may not achieve any market acceptance or generate revenue.

The market for our Consensi™ drug product and our NT219 therapeutic candidate is rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications treated by Consensi™ and for which we are currently developing our other therapeutic candidates. There are various other companies that currently market or are in the process of developing products that address all of the indications or diseases treated by our Consensi™ drug product or our therapeutic candidates.

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed by others may render our Consensi™ drug product or our therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different platform or means of treating the same indications as Consensi™, NT219, or other therapeutic candidates that we may develop in the future. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

For example, since 2010, the opioid epidemic in the United States has increasingly been recognized as a major cause of death. The CDC estimates that from 2010 to 2016 over 600,000 Americans died from opioid overdoses, and that in 2017, this number reached 70,237. As a result, individuals, corporations, and the FDA have increasingly sought to decrease the over utilization of opioids. One method for decreasing the use of opioids is to increase the use of other analgesics. We believe that Consensi™ could potentially replace opioids for many types of chronic pain. However, it is possible that new drugs and new treatments that have been developed or that are in the process of being developed by others in order to reduce the use of opioids may render Consensi™ noncompetitive in this market.

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations or therapeutic candidates, even if commercialized. Many of our targeted diseases and conditions can also be treated by other medications or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our Consensi™ drug product or our therapeutic candidates to receive widespread acceptance.

If third-party payers do not adequately reimburse customers for our Consensi™ drug product, or our NT219 therapeutic candidate, if approved, or any of other therapeutic candidates that may be approved for marketing in the future, they might not be purchased or used, and our revenues and profits will not develop or increase.

Our revenues and profits will depend heavily upon the availability of adequate coverage and reimbursement for the use of our Consensi™ drug product that is approved for commercialization, and of our NT219 therapeutic candidate, if approved, or any of other therapeutic candidates that may be approved for marketing in the future, if at all, from governmental and/or other third-party payers, both in the U.S. and in foreign markets. Our Consensi™ drug product has not yet received reimbursement from government or other third party payers. There may be significant delays in obtaining coverage for newly approved therapeutic candidates. Moreover, eligibility for coverage does not necessarily signify that an approved product will be reimbursed in all cases or at a sufficient rate, including one that covers our costs, such as research, development, manufacture, sale, and distribution costs. Accordingly, even if we succeed in bringing one or more of our therapeutic candidates to the market, they may not be considered cost-effective, and the amount reimbursed may be insufficient to allow us to sell our approved products on a competitive basis. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that the use of an approved product is, among others:

●	a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective, including compared to approved alternate therapies; and

●	neither experimental nor investigational.

Obtaining reimbursement approval for an approved product from each government or other third-party payer is a time-consuming and costly process that could require us or our current or potential development and commercialization partners to provide supporting scientific, clinical and cost-effectiveness data for the use of an approved product to each payer. Even when a payer determines that an approved product is eligible for reimbursement, the payer may impose coverage limitations that preclude or restrict payment for some uses that are approved by the FDA or other foreign regulatory authorities. Reimbursement rates may vary according to the use of the approved product and the clinical setting in which it is used, may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other products or services, and may reflect budgetary constraints or imperfections in Medicare, Medicaid or other data used to calculate these rates.

Increasingly, the third-party payers who reimburse patients or healthcare providers, such as government and private insurance plans, are seeking greater upfront discounts, additional rebates, and other concessions to reduce the prices for approved products. If the price we are able to charge for any approved product, or the reimbursement provided for such approved product, is inadequate or becomes inadequate in light of our development and other costs, our return on investment could be adversely affected.

It has been reported that generic drug prices have fallen for the past few years. As a result, profits of generic drug companies, such as Teva Pharmaceuticals (NYSE:TEVA; TASE:TEVA), have been falling over time. With the decrease in profits, the stock prices of publicly traded generic pharmaceutical companies have in the past often fallen in tandem. It is unclear to us what effect this might have on the marketing of Consensi™ which, while patented, is comprised of two separate generic drug components.

In the U.S., there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services which may affect payments for our Consensi™ drug product in the U.S. or our NT219 therapeutic candidate, if approved. We believe that legislation that reduces reimbursement for our Consensi™ drug product or our NT219 therapeutic candidate, if approved, could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our Consensi™ drug product, or our NT219 therapeutic candidate, if approved. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our Consensi™ drug product, or our NT219 therapeutic candidate, if approved. At this stage, we are unable to estimate the extent of the direct or indirect impact of any such federal and state proposals.

Further, coverage and reimbursement policies are subject to change and are not always consistent across different payers or even federal healthcare programs. For example, the Centers for Medicare and Medicaid Services (CMS) frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values which may be revised or interpreted in ways that could significantly affect our business and products. Government and private third-party payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Moreover, both CMS and other third-party payers may have sufficient market power to demand significant price reductions. Such price reductions and/or other significant coverage policies or payment limitations could materially and adversely affect our business, financial condition and results of operations.

Legislative or regulatory reform of the healthcare system in the United States may harm our future business.

A number of legislative and regulatory changes in the healthcare system in the U.S. have been proposed and adopted in recent years, and efforts of the legislature and third-party payers to contain or reduce the cost of healthcare and broaden the availability of healthcare continue. These developments could, directly or indirectly, affect our ability to sell our Consensi™ drug product or our NT219 therapeutic candidate, if approved, in the U.S. On March 23, 2010, the Patient Protection and Affordable Care Act (P.L. 111-148) was signed into law, followed by the Health Care and Education Reconciliation Act (P.L. 111-152) on March 30, 2010 (referred to, collectively, as the “Healthcare Reform Law.” The Healthcare Reform Law was enacted with the intent to broaden access to health insurance, reduce or constrain the growth of health spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare industry, impose new taxes and fees, and impose additional policy reforms, among others. In addition, the Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, and conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients and other healthcare policy reforms, largely designed to encourage providers to find cost savings in their clinical operations.

The Healthcare Reform Law sparked one of the most comprehensive and significant reforms in the history of the U.S. healthcare industry, has significantly changed the way healthcare is financed and has impacted the scope of healthcare insurance and incentives, among others. Pharmaceuticals represent a significant portion of the cost of providing healthcare. The environment created by the Healthcare Reform Law has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review in relation to pharmaceuticals. This attention may result in our Consensi™ drug product or our NT219 therapeutic candidate, if approved, being chosen less frequently or the pricing being substantially lowered. Continued restructuring of medical care coverage in the U.S. could further impact the reimbursement for the types of prescribed drugs and pharmaceuticals that we and our development or commercialization partners are developing. If reimbursement for our Consensi™ drug product or our therapeutic candidates, if approved, is substantially reduced or otherwise adversely affected in the future, or rebate or similar obligations or fees associated with them are imposed or substantially increased, it could have a material adverse effect on our business, financial condition, and operational success.

Certain facets of the Healthcare Reform Law and subsequent legislation, such as the extension of medical benefits to those who previously lacked coverage may, in the long term, result in substantial costs to the U.S. government, which may force significant additional changes to the U.S. healthcare system. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced further by decreasing the level of reimbursement for medical services or products (including our Consensi™ drug product or those therapeutic candidates currently being developed by us or our development or commercialization partners, if approved), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, our Consensi™ drug product or any therapeutic candidate for which we receive marketing approval in the future could have a material adverse effect on our business, financial condition and results of operations.

Further, the U.S. healthcare environment has seen significant changes in recent years and is still in flux. Judicial challenges as well as legislative initiatives to modify, limit, or repeal the Healthcare Reform Law have been initiated and continue to evolve. There is still uncertainty with respect to the impact the current U.S. presidential administration and the U.S. Congress may have, if any, and the effects of any changes will likely take time to unfold. Such reforms could have an adverse effect on anticipated revenues from our Consensi™ drug product or our therapeutic candidates that we may successfully develop and for which we may obtain regulatory approval in the future, and may affect our overall financial condition and ability to develop and commercialize therapeutic candidates. While these legislative and judicial challenges are likely to continue, we cannot predict the extent to which our business will be impacted by future legislative and legal challenges to the Healthcare Reform Law or other changes to the current laws and regulations.

We may be subject to additional federal and state healthcare laws and regulations relating to our business, and our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

Upon the commencement of marketing products in the United States, we will become subject to additional healthcare regulation and enforcement by the U.S. federal government and the states in which we conduct or will conduct our business. Healthcare providers, physicians, and third-party payers play a primary role in the recommendation and prescription of any therapeutic candidates for which we obtain marketing approval. Our current or future arrangements with healthcare providers, physicians, marketers or sales personnel, third-party payers, patients, and others in a position to refer, recommend, purchase, or use our products may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our approved products. The laws that may affect our ability to operate include, but are not limited to, the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under government healthcare programs such as the Medicare and Medicaid programs;

●	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

●	the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services where that physician or family member has a financial relationship with the entity providing the designated health service, unless an exception applies;

●	federal false claims laws that prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government healthcare programs that are false or fraudulent;

●	the so-called federal “Sunshine Act”, which requires certain pharmaceutical and medical device companies to monitor and report certain payments and other transfers of value to physicians and teaching hospitals and ownership or investment interests held by physicians or their immediate family members to CMS for disclosure to the public;

●	the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) and its implementing regulations, which impose obligations on certain covered entities and their business associates with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals, regulatory authorities, and potentially the media of certain breaches of security of individually identifiable health information;

●	HIPAA’s fraud and abuse provisions, which impose criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

●	the federal Food, Drug, and Cosmetic Act, which, among other things, strictly regulate drug product and medical device marketing, prohibits manufacturers from marketing such products for off-label use, and regulates the distribution of samples;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and

●	state law equivalents of each of the above federal laws, such as anti-kickback, false claims, transparency and reporting laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, many of which differ from each other in significant ways, thus complicating compliance efforts.

Compliance efforts may involve substantial costs, and if our operations or business arrangements are found to be in violation of any such requirements, we may be subject to penalties, including civil or criminal penalties, monetary damages, the curtailment or restructuring of our operations, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely affect our financial results. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time, and resources.

Most recently, there has been a trend in federal and state legislation aimed at lowering costs for drug products, including by requiring pharmaceutical companies to disclose information about their pricing and production and marketing costs. Many states have passed or introduced bills that require disclosure of certain pricing information for prescription drugs, and in June 2016 Vermont became the first state to pass legislation requiring certain drug companies to disclose information relating to justification of certain price increases. The U.S. Congress has also introduced bills targeting prescription drug price transparency. These laws and any other such legislation requiring publication of drug costs could materially and adversely impact our business, financial condition, and results of operations by promoting a reduction in drug prices or encouraging purchasers to use other low-cost, established drugs or therapies.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians or others in a position to refer, purchase, or recommend drug products. For example, some states impose a legal obligation on companies to adhere to voluntary industry codes of behavior (e.g., the PhRMA Code), which apply to pharmaceutical companies’ interactions with healthcare providers, some mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation, and other remuneration to physicians, and some states limit or prohibit such gifts. Further, the Healthcare Reform Law, among other things, amended the intent requirement of the federal Anti-Kickback Statute so that a person or entity can now be found guilty of fraud or an anti-kickback violation without actual knowledge of the statute or specific intent to violate it. In addition, the Healthcare Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statue constitutes a false or fraudulent claim for purposes of the False Claims Act.

The scope and enforcement of these laws are uncertain and subject to change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and guidance in many areas. We cannot predict the impact that new legislation or any changes in existing legislation will have on our business, financial condition, or results of operations. Federal or state regulatory authorities may challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations, and financial condition. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming and could negatively and adversely affect our business and results of operations.

We could be exposed to significant drug product liability claims, which could be time consuming and costly to defend, divert management attention and adversely impact our ability to obtain and maintain insurance coverage.

The clinical trials that we conduct, conducted or may have to conduct, and the testing, manufacturing, marketing and commercial sale of our Consensi™ drug product, or our NT219 therapeutic candidate or any other therapeutic candidates that we may develop in the future, involve and will involve an inherent risk that significant liability claims may be asserted against us. Should we decide to seek additional insurance against such risks before we initiate clinical trials or commence our product sales, there is a risk that such insurance will be unavailable to us, or if it can be obtained at such time, that it will be available only at an unaffordable cost. Even if we obtain insurance, it may prove inadequate to cover claims or litigation costs, especially in the case of wrongful death claims. Product liability claims or other claims related to our Consensi™ drug product, or our therapeutic candidates or any other therapeutic candidate that we may develop in the future, regardless of their outcome and merit, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our Consensi™ drug product, or our therapeutic candidates or any other therapeutic candidates that we may develop in the future. A product liability claim could also significantly harm our reputation and delay market acceptance of our Consensi™ drug product, or our therapeutic candidates or any other therapeutic candidate that we may develop in the future.

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

Risks Related to Our Pending Acquisition of FameWave

The announcement and pendency of the transactions for our acquisition of FameWave and the concurrent investment in the Company by certain shareholders of FameWave in a private placement (collectively, the “Transaction”), whether or not consummated, may adversely affect our business.

The announcement and pendency of the Transaction, whether or not consummated, may adversely affect the trading price of our ordinary shares and/or ADSs, our business or our relationships with customers, suppliers and employees. In addition, pending the completion of the Transaction, the focus and attention of our management and employee resources may be diverted from operational matters during the pendency of the Transaction. Should they occur, any of these matters could adversely affect the businesses of, or harm the financial condition, results of operations or business prospects of Kitov or FameWave.

We cannot be sure if or when the Transaction will be completed. Failure to complete the Transaction could negatively affect the value of our ordinary shares and our future business and financial results.

The closing of the Transaction is subject to the satisfaction or waiver of various conditions, including approval of our shareholders which is being sought at the special general meeting of our shareholders which is scheduled to be held on April 29, 2019. We cannot guarantee that the closing conditions set forth in the acquisition agreement, dated March 14, 2019, between us and FameWave (the “Acquisition Agreement”) will be satisfied. If we are unable to satisfy the closing conditions in the FameWave’s favor or if other mutual closing conditions are not satisfied, FameWave will not be obligated to complete the Transaction. In the event that the Transaction is not completed, the announcement of the termination of the Acquisition Agreement may adversely affect the trading price of our ordinary shares and/or ADSs, our business and operations or our relationships with customers, suppliers and employees; we may be subject to reputational harm due to the adverse perception of any failure to successfully complete the acquisition; and we would have to incur certain costs relating to the transaction, such as legal, accounting, financial advisory, filing and printing fees without completion of the transaction.

The purchase price is not adjustable based on the market price of our ADSs so the consideration at the closing may have a greater value than at the time the Acquisition Agreement was signed.

The Acquisition Agreement has set the consideration formula for the FameWave share capital. Any changes in the market price of our ADSs before the completion of the Transaction will not affect the number of ADSs the sellers will be entitled to receive pursuant to the Acquisition Agreement. Therefore, if before the completion of the Transaction the market price of our ADSs increases from the market price on the date of the Acquisition Agreement, then sellers could receive consideration with substantially more value for their shares of FameWave capital stock than the parties had negotiated for in the establishment of the consideration in the Transaction.

Our shareholders may not realize a benefit from the Transaction commensurate with the ownership dilution they will experience in connection with the Transaction.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Transaction, our shareholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Due to the substantial number of the ADSs (including ADSs issuable upon exercise of the warrants to purchase ADSs) being issued to FameWave shareholders in the Transaction and the private placement, the ownership stake and relative voting power of each ordinary share held by our current shareholders will be significantly reduced. However, significant management attention and resources will be required to integrate and operate the combined company. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and price of our ordinary shares and/or ADSs following the Transaction. Even if the combined company is able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation, and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

Because the lack of a public market for FameWave’s capital stock makes it difficult to evaluate the fairness of the Transaction, FameWave’s stockholders may receive consideration in the Transaction that is greater than the fair market value of FameWave’s capital stock.

The outstanding share capital of FameWave is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of FameWave. Since the percentage of our equity to be issued to FameWave’s stockholders was determined based on negotiations between the parties, it is possible that the value of our ADSs and warrants to be issued in connection with the Transaction will be greater than the fair market value of FameWave. Alternatively, it is possible that the value of the ADSs and warrants to be issued in connection with the Transaction will be less than the fair market value of FameWave.

We will incur significant expenses in connection with the Transaction, regardless of whether the Transaction is completed.

We expect to incur significant expenses related to the Transaction. These expenses include, but are not limited to, legal fees, accounting fees and expenses, certain employee expenses, filing fees, printing expenses and other related fees and expenses. Many of these expenses will be payable by us regardless of whether the Transaction is completed.

Risks Related to Legal Proceedings and Intellectual Property

Legal proceedings or third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from or delay us in developing or commercializing our therapeutic candidates. An adverse result in any infringement claim or other legal challenges could have a material adverse effect on our business, results of operations and financial condition.

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

From time to time, we may also be involved in various lawsuits and legal proceedings other than intellectual property infringement actions, concerning such laws as corporate and securities laws, business laws, product liability laws, and environmental laws. On December 3, 2015, we announced that we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 which was filed against us and our directors at the Tel Aviv District Court (Economic Division). The Motion asserts claims for damages to the holders of our securities listed on the TASE, arising due to the initial public offering of our securities in the U.S. during November 2015. A separate, similar claim in the amount of NIS 1.1 million was filed against us in May 2018 by an individual shareholder seeking to separate from the purported class in the Motion. Additionally, on February 16, 2017, we announced that four lawsuits and motions to approve the lawsuits as a class action lawsuit were filed against us and certain of our office holders at the Tel Aviv District Court (Economic Division), and served on us, with each such motion relating to the formal investigation by the Israeli Securities Authority (ISA) into our public disclosures. In addition, in February 2017 class actions lawsuits largely relating to the same matters were filed in the State of California and in the U.S. federal courts against us, our CEO and former CFO, and in the California lawsuits, against the underwriters of our November 2015 initial public offering in the U.S.A. (collectively, “Investigation Motions”).

The above proceedings could result in significant legal defense costs and high punitive damage payments. For instance, through December 31, 2018, we incurred legal expenses of approximately net $906,000 (after deducting amount already received as reimbursement from our insurance) in connection with the ISA Investigation and ongoing class actions. Although we maintain directors’ and officers’ liability insurance, with an extension to cover the Company as well, and which is expected to cover much of our expected costs (legal and otherwise) in connection with the ISA Investigation and ongoing class actions and related lawsuits after payment by us of the policy deductibles, the insurance companies may reject our claims for coverage under the policy or the coverage may not be adequate to cover future claims. Furthermore, we are required to indemnify our underwriters for their legal defense costs or any other damages in the California Investigation Motion, and such indemnification will not be covered under the policy. To date we have received requests from our underwriters to indemnify them for their legal costs in connection with the California putative class actions in an aggregate amount of approximately $185,000, most of which amount has already been paid by us as of the date of this annual report

We entered into a settlement agreement with respect to the class actions lawsuits which were filed in the State of California and in the U.S. federal courts against us, our CEO and former CFO, and in the California lawsuits, against the underwriters of our November 2015 initial public offering in the United States, which was approved by the court on March 22, 2019. Under the terms of the proposed settlement, the classes in all of the actions will receive aggregate consideration of $2.0 million. The settlement consideration, as well as ancillary expenses will be funded by our insurance carriers, who have indicated to us that they have already made reserves for the settlement consideration. We do not expect the settlement to have a material impact on the Company’s statement of operations. The settlement contains no admission of wrongdoing and reiterates that we have always maintained and continue to believe that we did not engage in any wrongdoing or otherwise commit any violation of federal or state securities laws or other laws, including, without limitation, vigorous denials that our public statements were misleading; that we failed to disclose any material information from investors; that wet acted in any deceitful manner; that any investment losses sustained by the classes were caused by our or other defendants’ alleged misconduct, and that they have any liability to the classes in these actions. The settlement also reiterates that our counsel also has researched the applicable law and believes that we and other defendants can successfully defend against all claims in the actions, and that they continue to believe that the claims asserted in the actions have no merit, and the classes have no evidence to support their claims. We and the other defendants agreed to the settlement on the basis of the advice and recommendations of our insurance carriers, who are indemnifying us for the expenses of conducting a defense in the actions, as well as paying judgments which may be assessed as a result of the actions. As such, we and the other defendants believe that further litigation of the actions would be protracted, burdensome, and expensive for us as well as our insurers, and that it is desirable and beneficial that the claims asserted in the actions be fully and finally settled and terminated in the manner of the settlement, with no additional costs to us or to the other defendants. Pursuant to the settlement, we and our directors and officers as well as the other defendants named in the actions will be released from the claims that were asserted or could have been asserted in the actions by class members participating in the settlement. The settlement is subject to the completion of final documentation, funding of the $2.0 million in cash by our insurance carriers, and other customary closing conditions.

Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate amounts. With respect to the motion from December 2015, we have been advised by our attorneys that the likelihood of the Company not incurring any financial obligation as a result of such class action exceeds the likelihood that the Company will incur a financial obligation. At this stage, and other than with respect to the settlement of the Investigation Motions in the U.S., however, we are unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the probability of success or the scope of potential exposure, if any, of any of the Investigation Motions.

It is difficult to foresee the results of legal actions and proceedings currently involving us or those which may arise in the future, and an adverse result in these matters could have a material adverse effect on our business, results of operations and financial condition. In addition, any legal or administrative proceedings which we are subject to could require the significant involvement of our senior management and may divert management attention from our business and operations.

We may be subject to material fines, penalties and other sanctions and other adverse consequences arising out of the Company’s ongoing Israeli Securities Authority investigation, related class action lawsuits and related matters.

We operate in a complex legal and regulatory environment, and any failure or possible failure to comply with applicable laws, rules and regulations may result in civil and/or criminal legal proceedings. In Israel, Kitov Pharma is currently subject to a formal investigation by the Israeli Securities Authority (respectively, the “Investigation” and the “ISA”) into its public disclosures around certain aspects of the studies related to its therapeutic candidate, Consensi™. We have not yet been advised by the ISA of the full scope and focus of the Investigation. However, in order to provide additional information regarding the investigation to the Company’s investors and the public, we had discussions with the ISA in order to obtain certain additional information which may be disclosed to our shareholders. Based on these discussions with the ISA, we believe that the Investigation with respect to Kitov Pharma relates to the Data Monitoring Committee (“DMC”) appointed in connection with our Phase III trial of Consensi™.

In September 2018, we announced that, following a filing by Kitov’s Chairman of the Board and Chief Medical Officer, Dr. Paul Waymack, of a motion to quash a subpoena for documents and testimony served on Dr. Waymack by the Securities and Exchange Commission (“SEC”), the SEC has commenced an action to enforce the subpoena. As stated by the SEC, the application does not reflect a determination by the SEC or its staff that Dr. Waymack or we have violated any provisions of the federal securities laws or any provisions at issue in the Israel Securities Authority’s investigation. The formal order issued by the SEC, which authorizes the SEC Staff to issue subpoenas and take testimony, states that the Israel Securities Authority (“ISA”) has requested assistance in connection with an investigation and does not cite any other reason for issuing the formal order. In February 2019, a hearing was held with respect to these motions involving Dr. Waymack, and the court issued a ruling granting Dr. Waymack’s motion that the subpoena is overly broad but denying other arguments raised by Dr. Waymack. The parties were given a period of time to discuss and agree on a revision to the scope of the subpoena. Dr. Waymack has informed us that he intends to file an appeal of that decision.

We cannot predict at this time the impact on us as a result of the Investigation, including with respect to the proceedings involving Dr. Waymack, and accordingly cannot assure you that we will not be materially and adversely affected. Responding to such an investigation is costly and involves a significant diversion of management’s attention. Such proceedings are unpredictable and may develop over lengthy periods of time. Future rulings by the courts and/or ISA, or settlements may involve large cash penalties. The ISA has a broad range of civil and criminal penalties it may seek to impose (on Kitov Pharma and/or individuals), and Kitov Pharma and/or its officer holders may be required to pay material fines and/or penalties. Kitov Pharma and/or its office holders may be subject to injunctions or limitations on future conduct, or suffer other criminal or civil penalties or adverse impacts, including additional lawsuits by private litigants. Any one or more of the foregoing could have a material adverse effect on our reputation and our business, financial condition or results of operations.

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

We do not have patent protection in certain countries, and we may not be able to effectively enforce our intellectual property rights in certain countries, which could significantly erode the market for our product candidates.

We are seeking or intend to seek regulatory approval to market Consensi™ or our therapeutic candidates in a number of foreign countries, including China and South Korea. Consensi™ and our therapeutic candidates are not protected by patents in certain countries, including China and South Korea, which means that competitors may be free to sell products that incorporate the same technology that is used in our products in those countries. In addition, the laws and practices in some foreign countries may not protect intellectual property rights to the same extent as in the United States. We or our licensors may not be able to effectively obtain, maintain or enforce rights with respect to the intellectual property relating to our product candidates in those countries. In that regard, we believe that although China is one of the largest potential markets for some of our products under development, none of our product candidates is protected by patents in China and it may be difficult to enforce intellectual property rights in China. Our lack of patent protection in one or more countries, or the inability to obtain, maintain or enforce intellectual property rights in one or more countries, could adversely affect our ability to commercialize our products in those countries and could otherwise have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patents, we generally try to protect our trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our current or potential development and commercialization partners, employees, contractors and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor. In addition, monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our know-how, particularly in China and other countries in which the laws may not protect our proprietary rights as fully as the laws of the United States. Accordingly, other parties, including competitors, may improperly duplicate our products using our proprietary technologies. Pursuing legal remedies against persons infringing our patents or otherwise improperly using our proprietary information is a costly and time-consuming process that would divert management’s attention and other resources from the conduct of our normal business.

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable, and a court may determine that the right belongs to a third party.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings before regulatory agencies, including interference or re-examination proceedings filed with the U.S. Patent and Trademark Office (USPTO) or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our therapeutic candidates, as well as other disputes regarding intellectual property rights with our current and potential development and commercialization partners, or others with whom we have contractual or other business relationships. Post-issuance oppositions are not uncommon, and we and our current and potential development and commercialization partners will be required to defend these opposition procedures as a matter of course. Opposition procedures may be costly, and there is a risk that we may not prevail.

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

These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their duties and may similarly discourage the filing of derivative litigation by our shareholders against the directors and officers even though such actions, if successful, might otherwise benefit our shareholders.

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

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and some of our officers, employees, consultants and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. These conflicts have often involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. The tension between Israel and Iran or extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon, may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations. Parties with whom we may do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The conflict situation in Israel could cause situations where medical product certifying or auditing bodies could not be able to visit manufacturing facilities of our subcontractors in Israel in order to review our certifications or clearances, thus possibly leading to temporary suspensions or even cancellations of our product clearances or certifications. The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Provisions of Israeli law and Kitov Pharma’s amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of the Company, or an acquisition of a significant portion of Kitov Pharma’s shares, which could prevent a change of control, and negatively affect the market price of Kitov Pharma’s ordinary shares.

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

Kitov Pharma’s amended and restated articles of association also contain provisions that could delay or prevent changes in control or changes in our management. These provisions include matters in connection with the election and removal of directors, such as Kitov Pharma’s staggered board of directors, the appointment by Kitov Pharma’s board of directors of additional directors to fill vacancies on the board of directors, the size of the Kitov Pharma’s board of directors, the terms of office of Kitov Pharma’s directors and the special majority of Kitov Pharma’s voting rights required to amend such provision in its amended and restated articles of association.

In addition, Kitov Pharma has 50,000,000 shares of non-voting senior preferred shares authorized, which can be issued by its board of directors, who can establish conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, if any, of the non-voting senior preferred shares, without further actions by Kitov Pharma’s shareholders, unless shareholder approval is otherwise required by applicable law, the rules of any exchange or other market on which its securities may then be listed or traded, its articles of association then in effect, or any other applicable rules and regulations. Furthermore, in a merger between Israeli corporations, if the non-surviving entity has more than one class of shares, the merger may need to be approved by each class of shareholders, including any classes of otherwise non-voting shares, such as the non-voting senior preferred shares authorized in Kitov Pharma’s share capital.

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

Our Amended and Restated Articles of Association designate courts located either within the State of Israel, or the Federal District Courts of the United States, as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to bring a favorable or convenient judicial forum for disputes with us.

Our Amended and Restated Articles of Association provide that, unless we consent in writing to the selection of an alternative forum, the Tel Aviv District Court (Economic Division in the State of Israel (or, if the Tel Aviv District Court does not have jurisdiction, and no other Israeli court has jurisdiction, the federal district court for the District of New York) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, and (3) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law 5728-1968, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. In addition, the federal district courts of the United States for the District of New York shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to these provisions. This forum selection provision will limit shareholders’ choice in selecting a judicial forum for disputes with us that it finds favorable or convenient and may have the effect of discouraging lawsuits against us or our directors and officers.

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

The stock market in general, and the market price of Kitov Pharma’s ordinary shares on the TASE and its ADSs and Series A warrants on NASDAQ in particular, are subject to fluctuation, and changes in the price of its listed securities may be unrelated to our operating performance. The market prices of Kitov Pharma’s ordinary shares on the TASE and its ADSs and public warrants on NASDAQ have fluctuated in the past, and we expect it will continue to do so. The market price of Kitov Pharma’s ordinary shares, ADSs and public warrants are and will be subject to a number of factors, including:

●	announcements of technological innovations or new therapeutic candidates by us or by others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	our need to raise additional capital;

●	expiration or terminations of licenses, research contracts or other development or commercialization agreements;

●	public concern as to the safety of drugs that we, our current or potential development and commercialization partners or others develop;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if Kitov Pharma’s ordinary shares or ADSs or public warrants are covered by analysts;

●	changes in government regulations or patent decisions;

●	developments by our current or potential development and commercialization partners; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

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

As of February 28, 2019, we had an aggregate of 19,515,267 issued and outstanding ordinary shares (including 1 dormant ordinary share held in treasury), no non-voting senior preferred shares, 6,835,669 Series A or public warrants, 5,498,178 non-listed warrants issued to investors, the underwriters and placement agents as part of a number of public and registered direct offerings by us since November 2015, and non-tradable options and RSUs to purchase 1,192,494 ordinary shares pursuant to our equity based incentive compensation plans and arrangements.

Pursuant to the proposed transactions for our acquisition of FameWave and the concurrent investment in the Company by certain shareholders of FameWave in a private placement, subject to our shareholder approval, we agreed to issue 10,921,138 ADSs representing an equivalent number of our ordinary shares, or approximately 56% of our outstanding ordinary shares as of March 20, 2019. In addition, we will issue warrants and service provider options to purchase up to an additional 4,119,513 ADSs representing an equivalent number of our ordinary shares, representing approximately 21% of our outstanding ordinary shares as of March 20, 2019. These issuances and any future sales or issuances of a substantial number of ADSs and/or ADSs underlying warrants or service provider options in the public market, or the perception that such sales may occur, could materially adversely affect the price of our ADSs and ordinary shares. We cannot predict the effect, if any, that market sales of those ADSs and warrants to purchase ADSs or the availability of those ADSs and warrants for sale will have on the market price of our ADSs and ordinary shares.

Any other substantial sales of Kitov Pharma’s ordinary shares or ADSs or other warrants or securities convertible into ordinary shares or ADSs, or the perception that such sales may occur in the future, including sales of ordinary shares or ADSs issuable upon the exercise of options or the conversion of convertible securities, may cause the market price of Kitov Pharma’s ordinary shares or ADSs or other listed securities to decline.

In the past, we identified a material weakness in our internal control over financial reporting which while remediated, any other material weaknesses, if not remediated, could adversely affect our reputation, business or stock price.

As described in our Annual Report for 2016 on Form 20-F,under “Item 15 - Controls and Procedures,” based on our evaluation of whether our then existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls, our management, including the chief executive officer and chief financial officer, concluded that our disclosure controls and procedures as of the end of 2016, reflected a material weakness in internal control over financial reporting that required us to enhance our procedures and systems relating to financial reporting, primarily due to the factor described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

Although we developed and implemented a plan to remediate this material weakness and believe, based on our evaluation to date, that this material weakness was remediated during 2017, and that we have not identified any additional material weaknesses in our internal control over financial reporting since such time, we cannot assure you that we will not identify additional material weaknesses in our internal control over financial reporting in the future, nor that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports. The occurrence of or failure to remediate any material weaknesses may adversely affect our reputation and business and the market price of our ordinary shares, public warrants and any other securities we may issue.

We incur increased costs as a result of operating as a public company in the U.S, and our management are and will continue to be required to devote substantial time to compliance initiatives.

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

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2019 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

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

In addition, we will not be required under the Exchange Act, to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act. As our ordinary shares are traded on the TASE, while our ADSs and Series A warrants are traded on NASDAQ, we currently also report to the ISA and the TASE in accordance with the provisions of Section 35XXXIII of the Israel Securities Law, 5728-1968 and the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements, as applicable to a foreign private issuer. We intend to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. In accordance with NASDAQ Listing Rules, as a foreign private issuer we are required to submit on a Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year.

Our ADS holders may not be able to fully exercise their voting rights to the same extent as our ordinary shareholders. The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying ADSs if a holder of our ADSs does not provide voting instructions, except in limited circumstances, which could adversely affect their interests.

Our ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. Except by instructing the depositary, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested, and you cannot vote in person at meetings as a holder of ADSs.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying ADSs at shareholders’ meetings if a holder of our ADSs does not provide voting instructions, unless we notify the depositary that:

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

Our ADSs have a relatively short prior trading history in the U.S., and present level of market activity may not be sustained, which may limit the ability of our investors to sell our ADSs in the U.S.

Although our ADSs have been traded on NASDAQ since November 20, 2015, the present level of market activity for our ADSs may not be sustained. If an active market for our ADSs is not sustained, it may be difficult for an investor to sell its ADSs.

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

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs could decline.

The trading market for our ADSs will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ADSs could decline if such research or reports are not published or if one or more securities analysts downgrade our ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

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

Risks Related to FameWave’s Business and Product Candidate

FameWave is a development stage company with a limited operating history, which makes it difficult to evaluate its prospects.

FameWave is a clinical-stage biopharmaceutical company. FameWave has no products approved for commercial sale and has not generated any revenue. FameWave does not expect to generate any meaningful product sales or revenues for the foreseeable future, if ever. FameWave expects to incur significant additional operating losses in the future as it expands development and clinical trial efforts.

FameWave may encounter substantial delays in its clinical trials or may not be able to conduct its trials on the timelines it expects.

Clinical testing is expensive, time-consuming, and subject to uncertainty. FameWave cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. The previous owners of the CM-24 platform conducted the first human clinical trials for FameWave’s therapeutic candidate, CM-24, which were initiated in 2015, and discontinued in 2017. Following the Transaction, we may resume clinical testing of CM-24 but issues may yet arise that could delay or prevent future clinical trials. A failure of one or more clinical studies can occur at any stage of testing, and FameWave’s future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on study design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

●	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical study site;

●	the departure of a principal investigator from a clinical site, which could cause delays in conducting the clinical trial at a particular clinical site;

●	imposition of a temporary or permanent clinical hold by regulatory agencies;

●	delays in recruiting suitable patients to participate in FameWave’s clinical studies;

●	failure by FameWave’s CROs, other third parties, or FameWave to adhere to clinical study requirements;

●	failure to perform in accordance with the FDA’s current good clinical practices, or cGCPs, requirements, or applicable regulatory guidelines in other countries;

●	patients dropping out of a study;

●	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

●	the cost of clinical studies of FameWave’s therapeutic candidates being greater than FameWave anticipates;

●	clinical studies of FameWave’s therapeutic candidates producing negative or inconclusive results, which may result in FameWave’s deciding, or regulators requiring FameWave, to conduct additional clinical studies or abandon product development programs;

●	delays in manufacturing, testing, release, validating, or import/export of sufficient stable quantities of FameWave’s therapeutic candidates for use in clinical studies or the inability to do any of the foregoing, including any quality issues associated with contract manufacturers.

FameWave also may conduct clinical research in collaboration with other biotechnology and biologics entities in which FameWave combines its technologies with those of FameWave’s collaborators. Such collaborations may be subject to additional delays because of the management of the trials or the necessity of obtaining additional approvals for therapeutics used in the combination trials. These combination therapies will require additional testing and clinical trials will require additional FDA regulatory approval and will increase FameWave’s future expenses.

Any inability to successfully complete clinical development could result in additional costs to FameWave or impair FameWave’s ability to generate revenue. In addition, if FameWave makes manufacturing or formulation changes to its therapeutic candidates, FameWave may be required, or may elect, to conduct additional studies to bridge its modified therapeutic candidates to earlier versions. Clinical study delays could also shorten any periods during which FameWave’s products have patent protection and may allow FameWave’s competitors to bring products to market before FameWave does, which could impair FameWave’s ability to commercialize its therapeutic candidates successfully and may harm FameWave’s business and the results of its operations.

It may take longer and cost more to complete FameWave’s clinical trials than FameWave’s projections, or FameWave may not be able to complete them at all.

For budgeting and planning purposes, FameWave has projected the dates for the commencement, continuation, and completion of FameWave’s various clinical trials. However, a number of factors, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria, may cause significant delays. FameWave may not commence or complete clinical trials involving any of FameWave’s products as projected or may not conduct them successfully.

FameWave may experience difficulties in patient enrollment in FameWave’s future clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on FameWave’s ability to enroll a sufficient number of patients who remain in the study until its conclusion. In addition, FameWave’s clinical trials will compete with other clinical trials for therapeutic candidates that are in the same therapeutic areas as FameWave’s therapeutic candidates, and this competition will reduce the number and types of patients available to FameWave, because some patients who might have opted to enroll in FameWave’s trials may instead opt to enroll in a trial being conducted by one of FameWave’s competitors. Accordingly, FameWave cannot guarantee that the trial will progress as planned or as scheduled. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of FameWave’s ongoing clinical trial and planned clinical trials, which could prevent completion of these trials and adversely affect FameWave’s ability to advance the development of FameWave’s therapeutic candidates.

FameWave expects to rely on medical institutions, academic institutions, or clinical research organizations to conduct, supervise, or monitor some or all aspects of clinical trials involving FameWave’s products. FameWave may have less control over the timing and other aspects of these clinical trials than if FameWave conducted them entirely on its own. If FameWave fails to commence or complete, or experience delays in, any of its planned clinical trials, FameWave may experience delays in its clinical development and/or commercialization plans.

FameWave’s clinical trials may fail to demonstrate adequately the safety and efficacy of its therapeutic candidates, which would prevent or delay regulatory approval and commercialization.

The clinical trials of FameWave’s therapeutic candidates are, and the manufacturing and marketing of its products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where FameWave intends to test and market its therapeutic candidates. Before obtaining regulatory approvals for the commercial sale of any of FameWave’s therapeutic candidates, FameWave must demonstrate through lengthy, complex, and expensive preclinical testing and clinical trials that its therapeutic candidates are both safe and effective for use in each target indication. In particular, because FameWave’s therapeutic candidates are subject to regulation as biological drug products, FameWave will need to demonstrate that they are safe, pure and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, response rates from the use of FameWave’s therapeutic candidates may not be sufficient to obtain regulatory approval unless FameWave can also show an adequate duration of response. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of FameWave’s therapeutic candidates may not be predictive of the results of later-stage clinical trials. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another. FameWave expects that there may be greater variability in results for products processed and administered on a patient-by-patient basis, as anticipated for FameWave’s therapeutic candidates, than for “off-the-shelf” products, like many other drugs. There is typically an extremely high rate of attrition from the failure of therapeutic candidates proceeding through clinical trials. Therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most therapeutic candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

In addition, even if such trials are successfully completed, FameWave cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as FameWave does, and more trials could be required before FameWave submits its therapeutic candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, FameWave may be required to expend significant resources, which may not be available to FameWave, to conduct additional trials in support of potential approval of its therapeutic candidates.

If FameWave encounters difficulties enrolling patients in FameWave’s clinical trials, its clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on FameWave’s ability to enroll a sufficient number of patients who remain in the trial until its conclusion. FameWave may experience difficulties in patient enrollment in FameWave’s clinical trials for a variety of reasons, including:

●	the size and nature of the patient population;

●	the patient eligibility criteria defined in the protocol;

●	the size of the study population required for analysis of the trial’s endpoints;

●	the proximity of patients to trial sites;

●	the design of the trial;

●	FameWave’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	competing clinical trials for similar therapies or other new therapeutics;

●	clinicians’ and patients’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications FameWave is investigating;

●	FameWave’s ability to obtain and maintain patient consents; and

●	the risk that patients enrolled in clinical trials will not complete a clinical trial.

In addition, FameWave’s clinical trials will compete with other clinical trials for therapeutic candidates that are in the same therapeutic areas as FameWave’s therapeutic candidates. This competition will reduce the number and types of patients available to FameWave, because some patients who might have opted to enroll in FameWave’s trials may instead opt to enroll in a trial being conducted by one of FameWave’s competitors. Moreover, because FameWave’s therapeutic candidates represent a departure from more commonly used methods of cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and approved immunotherapies, rather than enroll patients in any future clinical trial.

Even if FameWave can enroll a sufficient number of patients in FameWave’s clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect FameWave’s ability to advance the development of its therapeutic candidates.

FameWave will depend on a joint collaboration partner to conduct clinical trials with CM-24, and we may enter into future collaboration agreements collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell the CM-24 therapeutic candidate. If such collaboration fails to perform as expected, FameWave’s clinical trials and/or development plans will be delayed and we will be required to seek other collaboration partners, which we may not be able to engage in a timely manner, or at all, and which may delay FameWave’s development plan and therefore the potential for us to generate future revenue the CM-24 therapeutic candidate would be significantly reduced and our business would be significantly harmed.

FameWave intends to enter into a joint clinical collaboration agreement, which is now in an advanced stage of negotiation with a major pharmaceutical company, for a planned Phase I/II study of CM-24 in combination with a PD-1 antibody in early 2020, with preliminary data expected in late 2020.  For FameWave’s therapeutic candidates and clinical development programs, FameWave does, and may in the future continue to, rely on its collaboration partners to develop, conduct clinical trials of, and commercialize its therapeutic candidates and approved products. We may also enter into collaboration agreements with other parties in the future relating to such therapeutic candidates. Ultimately, if such therapeutic candidates are advanced through clinical trials and receive marketing approval from the FDA or similar regulatory authorities, certain of the collaboration partners may have certain rights in connection with the commercialization of the therapeutic candidate, such as rights of first offer to be responsible for commercialization of these therapeutic candidates. If these collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if the agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to FameWave’s therapeutic candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such therapeutic candidates and seek replacement collaboration and/or development partners. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to generate future revenue from such therapeutic candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Collaborations involving FameWave’s therapeutic candidates pose a number of risks, including the following:

●	collaboration partners have significant discretion in determining the efforts and resources that they will apply to these partnerships;

●	collaboration partners may have limited supply of products, such as a PD-1 antibody, which FameWave requires for the development of its therapeutic candidates;

●	collaboration partners may not perform their obligations as expected;

●	collaboration partners may not pursue development of FameWave’s therapeutic candidates or may elect not to continue or renew development programs, based on clinical trial results, changes in the collaboration partners’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

●	collaboration partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

●	collaboration partners may have or could independently develop, or develop with third parties, products that compete directly or indirectly with FameWave’s out-licensed therapeutic candidates;

●	disagreements with collaboration partners, including disagreements over proprietary rights, contract interpretation or the conduct of product research, development or commercialization programs, may cause delays or lead to termination of such programs, or require us to assume unplanned expenditures, responsibilities or liabilities with respect to therapeutic candidates FameWave has out licensed, or may result in costly and time consuming litigation or arbitration;

●	collaboration partners may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

●	collaboration agreements may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable therapeutic candidates.

In addition, collaboration agreements may provide the collaboration partners with rights to terminate such agreements and licenses granted under such agreements under various conditions, which, if exercised, would adversely affect FameWave’s product development efforts, could make it difficult for us to attract new collaboration partners and may adversely affect our reputation. A collaboration partner may have the right to terminate its collaboration agreements. Any such termination of any agreement or any future agreement that we may enter into with collaboration partners could have a material adverse effect on our business, financial position and results of operations.

FameWave’s therapeutic candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

Undesirable side effects or adverse events caused by FameWave’s therapeutic candidates, or related to the combination therapy or to the PD-1 inhibitor, could cause FameWave or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of FameWave’s trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

If unacceptable toxicities arise in the development of FameWave’s therapeutic candidates, the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of its therapeutic candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, as toxicities resulting from personalized cell therapy are not normally encountered in the general patient population and by medical personnel. Any of these occurrences may harm our business, financial condition and prospects significantly.

The manufacture of FameWave’s therapeutic candidates is complex, and we may encounter difficulties in production, particularly with respect to process development or scaling-out of FameWave’s manufacturing capabilities. If FameWave, or any of our third-party manufacturers encounter such difficulties, FameWave’s ability to supply its therapeutic candidates for clinical trials, or its products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

FameWave’s therapeutic candidates are biologics, and the process of manufacturing its products is complex, highly regulated and subject to multiple risks. The manufacture of FameWave’s therapeutic candidates involves complex processes, including drawing blood from patients/donors, manufacturing the clinical product, and ultimately infusing the product into a patient. As a result of the complexities, the cost to manufacture biologics is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions.

Developing commercially viable processes is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-out, process reproducibility, stability issues, lot consistency, and timely availability of raw materials. As a result of these challenges, we may experience delays in FameWave’s clinical development and/or commercialization plans. We may ultimately be unable to reduce the cost of goods for FameWave’s therapeutic candidates to levels that will allow for an attractive return on investment if and when those therapeutic candidates are commercialized.

Because FameWave’s current therapeutic candidates represent a novel approach to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of FameWave’s therapeutic candidates.

There is no assurance that the approaches offered by FameWave’s products will gain broad acceptance among doctors or patients or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed therapeutic candidates. Since FameWave’s current therapeutic candidates and any future therapeutic candidates will represent new approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these therapeutic candidates. Accordingly, FameWave may spend large amounts of money trying to obtain approval for therapeutic candidates that have an uncertain commercial market. The market for any products that FameWave may successfully develop will also depend on the cost of the product. FameWave does not yet have sufficient information to reliably estimate what it will cost to commercially manufacture FameWave’s current therapeutic candidates, and the actual cost to manufacture these products could materially and adversely affect the commercial viability of these products. Our goal is to reduce the cost of manufacturing FameWave’s therapies. However, unless we are able to reduce those costs to an acceptable amount, FameWave may never be able to develop a commercially viable product. If we do not successfully develop and commercialize FameWave’s therapeutic candidates based upon this approach, or find suitable and economical sources for materials used in the production of these therapeutic candidates, FameWave will not become profitable.

FameWave’s CM-24 therapeutic candidate may be provided to patients in combination with other agents provided by third parties. The cost of such combination therapy may increase the overall cost of CM-24 based therapy and may result in issues regarding the allocation of reimbursements between FameWave’s therapy and the other agents, all of which may adversely affect the ability to obtain reimbursement coverage for the combination therapy from third-party medical insurers.

If FameWave fails to comply with any obligations under its license agreements, or disputes arise with respect to those agreements, it could have a negative impact on its business and its intellectual property rights.

Upon closing of the Transaction FameWave will be a party to a license agreement with Tel HaShomer – Medical Research Infrastructure and Services Ltd. (“THM”) that imposes, and FameWave may enter into additional licensing arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on it. FameWave’s rights to use the licensed intellectual property are subject to the continuation of and FameWave’s compliance with the terms of these agreements. Disputes may arise regarding FameWave’s rights to intellectual property licensed to it from a third party, including but not limited to:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which FameWave technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	the sublicensing of patent and other rights;

●	FameWave’s diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	the ownership of inventions and know-how resulting from the creation or use of intellectual property by FameWave, alone or with its licensors and collaborators;

●	the scope and duration of FameWave’s payment obligations;

●	FameWave’s rights upon termination of such agreement; and

●	the scope and duration of exclusivity obligations of each party to the agreement.

If disputes over intellectual property and other rights that FameWave has licensed or acquired from third parties prevent or impair its ability to maintain its current licensing arrangements on acceptable terms, FameWave may be unable to successfully develop and commercialize the affected therapeutic candidates. If FameWave fails to comply with its obligations under current or future licensing agreements, these agreements may be terminated or the scope of FameWave’s rights under them may be reduced and we might be unable to develop, manufacture or market any product that is licensed under these agreements.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Kitov Pharma was incorporated under the laws of the State of Israel (under a previous name) on August 12, 1968, and its ordinary shares were originally listed for trading on the TASE in 1978. Our ordinary shares are currently traded on the TASE under the symbol “KTOV”, and our ADSs and our public warrants are traded on NASDAQ under the symbols “KTOV” and “KTOVW”, respectively.

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

We had no material capital expenditures for the years ended December 31, 2018, 2017, and 2016.

Recent Developments

Proposed FameWave Acquisition

On March 14, 2019, we announced that we had entered into the Acquisition Agreement to acquire FameWave, a privately held Israeli biopharmaceutical company. FameWave’s main asset is CM-24, a clinical stage humanized monoclonal antibody targeting CEACAM1, a novel immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. Evidence has shown that CEACAM1 is expressed on tumor lymphocytes and is up-regulated in several cancer types. Preclinical studies have shown evidence that CM-24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines. CM-24 is being developed for multiple oncological indications according to the expression pattern of its target protein. Preclinical studies provide strong justification for CM-24’s mechanism of action in activating the immune system through multiple pathways as validated by world renowned researchers at Harvard Medical School and MIT, in an article published in Nature as well as by Prof. Gal Markel from the THM. Additional preclinical studies showed that a combination of CM-24 with PD-1 and PDL-1 antibodies resulted in a synergistic anti-cancer effect. In a Phase I dose ranging study of CM-24 as single agent, conducted by MSD, while stable disease rate of approximately 29% was noted, no efficacy signals in the form of partial or greater responses were detected and the decision was made by MSD to discontinue development, although, based on our knowledge, such decision was not due to any known safety risks. Subject to the completion of the transaction for the acquisition of FameWave, we plan to initiate a Phase I/II study in early 2020 to evaluate the safety and efficacy of CM-24 at higher doses, and in combination with an anti PD-1 inhibitor. We believe a significant amount of data is available for the existing IND to support the continuation of the clinical studies. FameWave intends to enter into a joint clinical collaboration agreement, which is now in an advanced stage of negotiation with a major pharmaceutical company, for a planned Phase I/II study of CM-24 in combination with a PD-1 antibody in early 2020, with preliminary data expected in late 2020.

Subject to shareholder approval at the special general meeting of our shareholders which is scheduled to be held on April 29, 2019, we are acquiring 100% of FameWave from its shareholders in exchange for approximately $10 million worth of its newly issued ADSs subject to a 12-month lock-up period, priced at $1.23 per ADS, plus 50% warrant coverage with an exercise price of $1.98 per ADS and an exercise period of 4-years (the “Kitov Warrants”). In addition, we will provide a loan to FameWave of up to approximately $2 million (“Cash Escrow”) to pay cCAM BioTherapeutics Ltd. (“cCAM”), a wholly owned subsidiary of Merck Sharp and Dohme Corp., known as “MSD” in Israel, which discovered CM-24, for the return of the intellectual property rights to CM-24 to FameWave, and to repay certain loans which may be provided by FameWave’s shareholders to FameWave to conduct business pursuant to the approved business budget. Following MSD’s decision to discontinue development MSD is returning the rights to CM-24 to former cCAM shareholders and founders of FameWave. The rights to CM-24 being returned by cCAM to FameWave primarily consist of intellectual property concerning CM-24 under a license agreement between MSD and THM in Israel.

In addition to the share exchange, in accordance with the Acquisition Agreement, three leading life science focused investment funds, Orbimed, Pontifax Venture Capital, and Arkin Holdings (collectively, the “investment funds”), which collectively (together with their respective affiliates) hold approximately 90% of FameWave, have agreed to invest an aggregate of $3.5 million in the Company in exchange for newly issued ADSs of the Company, priced at $1.23 per ADS.

In addition, at closing of the Transaction, we agreed to approve grants to Dr. Michael Schickler, the current CEO of FameWave, under Kitov’s Employees Stock Option Plan under the 102 Capital Gains Track, or other eligible tax track as applicable, of (i) options to purchase 54,472 ADSs of Kitov ($67,000 divided by $1.23 per share, and, (ii) options to purchase 27,236 ordinary shares of Kitov, which will have an exercise price of $1.98 per share and a an exercise period of 4 years, pursuant to the Kitov’s Employee Stock Option Plan (collectively, the “FameWave CEO Options”).

Immediately following the completion of the Transaction, each of these investment funds, together with its respective affiliates, former minority shareholders of FameWave (in aggregate), and other persons entitled to receive our securities in connection with the Transaction will hold approximately the following portions of our ordinary shares, based on 19,437,836 of our ordinary shares issued and outstanding as of March 20, 2019 (including 1 treasury share):

Name of Shareholder	Kitov Shares after Closing	Percentage of Kitov after closing on a non-diluted basis	New Kitov Warrants and Options	Percentage of Kitov on a fully diluted basis
Pontifax and affiliates	3,322,971	10.9%	1,187,231	6.97%
Orbimed Israel Partners	3,506,414	11.5%	1,278,952	7.40%
M. Arkin (1999) Ltd and affiliates	3,506,414	11.5%	1,278,952	7.40%
Former minority shareholders of FameWave	522,838	1.7%	261,419	1.21%
THM	62,502	0.2%	31,251	0.14%
Dr. Michael Schickler		0%	81,707	0.13%
Total	10,921,139	36.0%	4,119,512	23.25%

The ADSs and ADSs issuable upon exercise of the Kitov Warrants will be subject a lock-up agreement at the closing of the Transaction, and the ADSs Kitov will issue to the investment funds in return for their $3.5 million investment in the Company, will be subject to a lock-up agreement restricting transfer or sale of the ADSs for a 12-month period commencing on the date of issuance by us; provided, however, that during the period following 6 months after the date of issuance of the securities and until the end of the such 12-month period, the holder will be allowed to sell the securities, subject to any statutory resale restrictions or limitations, but only if (i) we have not publicly announced clinical data related to FameWave’s products, and (ii) the market price for our ADSs on NASDAQ at the close of the preceding trading day was above $3.00 per ADS.

In addition, we agreed that at the closing of the FameWave acquisition transaction, we will enter into a Registration Rights Agreement with the investment funds and any other holders of the securities we issue who have agreed to the lock-up (the “Registration Rights Agreement”) providing for the filing of a registration statement (the “Registration Statement”) with the Securities and Exchange Commission registering the ADSs and the ADSs underlying the Kitov Warrants. Pursuant to the Registration Rights Agreement we will be obligated to file a registration statement by no later than 120 days prior to the end of the above mentioned lock-up period and to cause the Registration Statement to be declared effective no later than the end of such lock-up period.

In addition, each FameWave shareholder that receives our ADSs to be issued as part of the Transaction and has signed the lock-up agreement and the Registration Rights Agreement shall be required to also sign a Shareholder’s Undertaking in connection with the ownership of our ordinary shares containing, amongst other matters, an undertaking that during the above mentioned lock-up period, and, subsequent to such lock-up period until the earlier of (a) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of the our then issued and outstanding ordinary shares or (b) 24 months following the date of the undertaking, the shareholder shall cause all of our voting securities beneficially owned by it or any of its group members or over which it or any of its group members has voting control not to be voted (i) against any person nominated and recommended to serve as our directors by our board of directors and/or any applicable committee thereof and (ii) with respect to any other action, proposal or matter to be voted on by our shareholders, in a manner inconsistent with the recommendation of our board of directors or any applicable committee thereof; provided, however, that the undertakings in sub-clauses (i) and (ii) above shall not apply to: (1) matters under Sections 270(1), 270(2), 270(3) and 270(4) the Israeli Companies Law governing related or interested party transaction and officeholder compensation, as well as matters which require the declaration by officers or shareholders of a personal interest and/or affiliation with a controlling shareholder as defined in, and in accordance with, the Israeli Companies Law, or (2) matters directly affecting the development of the technology controlled by FameWave or (3) where, based on a legal advice opinion received in writing by the shareholder, the shareholder reasonably believes that such vote by the shareholder may impose any liability on the shareholder.

The transaction has been approved by the boards of the Company and FameWave and is expected to close during the third quarter of 2019, subject to certain conditions: approval of our shareholders which is being sought at the Meeting; closing of the transaction for the assignment of the rights to CM-24 to FameWave by MSD; finalization by FameWave of the joint clinical collaboration agreement; and satisfaction of other customary closing conditions. If any condition to the closing of the Transaction is not satisfied or waived, the acquisition will not be completed. We and/or FameWave also may terminate the Acquisition Agreement under certain circumstances.

Should the Transaction not close due to the failure by us to fulfill certain closing conditions, we will be entitled to repayment of the amounts loaned by us out of amounts actually received by FameWave from commercialization transactions of CM-24. If no such commercialization transaction is consummated within 36 months from termination of the Acquisition Agreement, we will be entitled to 20% of FameWave in return for the approximately $2.0 million loan to be provided from the Cash Escrow. Furthermore, should the transaction not close due to a failure by FameWave to finalize the clinical collaboration agreement, or the failure of certain other closing conditions to be fulfilled by the current shareholders of FameWave, then Kitov will be entitled to 100% of FameWave in return for the Cash Escrow.

The selling shareholders of FameWave have agreed with us that FameWave shall carry on its businesses in all material respects in the ordinary course in substantially the same manner as heretofore conducted until the earlier of the termination of the Acquisition Agreement and the closing of the share exchange. In addition, the selling shareholders of FameWave have agreed not to (and not to authorize or permit any of its representatives to), directly or indirectly, solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of an acquisition proposal for FameWave and/or such shareholder’s shares.

Until closing of the Transaction, FameWave may enter into loan agreements with the investment funds and/or accrue Indebtedness or Liabilities (each as defined in the Acquisition Agreement), in an amount not to exceed $3.5 million less the funds used from the Cash Escrow for payment of the fee to MSD for the return of the rights to CM-24, for the purpose of funding FameWave’s current business activities in accordance with the business budget agreed between the parties, plus an additional deviation of up to $100,000 on account of such business activities (the “Permitted Loans”). We undertook to cause FameWave to repay at or prior to closing of the Transaction, all Permitted Loans provided by selling FameWave shareholders following October 21, 2018, utilizing the Cash Escrow, and to the extent that Permitted Loans were provided such that the balance at closing of the Permitted Loans is in excess of the our cash escrow account balance, such excess balance amount shall be set off from the $3.5 million subscription agreement to be invested by the investment funds in our ADSs at closing. Other than the Permitted Loans (or indebtedness or financial Liabilities in the amount and for the purposes of such Permitted Loans and in lieu thereof, if incurred by FameWave and not covered by Permitted Loans) and any assumed liabilities under the reversion agreement for the assignment of CM-24 to FameWave, FameWave shall have no outstanding or accrued liabilities or indebtedness at closing.

The foregoing description of the agreement for the acquisition of FameWave and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement (as well as applicable ancillary agreements), which is attached hereto as an exhibit and incorporated by reference herein. We encourage you to read the full Acquisition Agreement (and the ancillary agreements) for a more complete understanding of the transaction. The Acquisition Agreement (including any ancillary agreements, exhibits and schedules) has been attached as an exhibit to this Proxy Statement to provide investors and security holders with information regarding its terms. It is not intended to provide any factual information about us, any FameWave shareholders, cCAM, MSD or FameWave.

Clinical Developments

Unique Mechanism of Action and Anti-Cancer Effect of NT219

On January 15, 2019, we announced new findings from our ongoing collaboration with researchers from the Hebrew University of Jerusalem. The data revealed NT219’s high affinity and selective binding to its target proteins. Researchers demonstrated that NT219 binds directly to Insulin Receptor Substrates (IRS) 1/2 and to the Signal Transducer and Activator of Transcription 3 (STAT3), both known modulators of tumor survival, metastasis and drug resistance. Data showed that a short exposure of cancerous cells to NT219 was sufficient to trigger irreversible shutdown of these pathways, resulting in a long-term anti-cancer effect.

Based on these findings, we extended our collaboration agreement with Yissum in order to deepen the understanding of NT219’s efficacy in overcoming tumors’ resistance to immunotherapy.

Financing and Capitalization

January 2019 Registered Direct Offering

On January 18, 2019, we closed a registered direct offering of 3,428,572 ADSs for gross proceeds of $6 million prior to deducting placement agent fees and other offering expenses. In a concurrent private placement, we sold to the purchasers of our ADSs in this registered direct offering warrants to purchase 2,571,430 ADSs. We will receive gross proceeds from the concurrent private placement transaction solely to the extent such warrants are exercised for cash. The warrants are exercisable at an exercise price of $2.00 per ADS and will expire five and a half years from January 18, 2019. The warrants and the ADSs issuable upon exercise of the warrants were offered pursuant to an exemption from the registration requirements of the Securities Act. As of the date of this Annual Report on Form 20-F, none of these warrants have been exercised.

Reverse Share Split

On January 4, 2019, we effected a reverse share split of our ordinary shares, or the reverse share split, at an exchange ratio of 1-for-20. The reverse share split applied to all of our outstanding ordinary shares and therefore did not affect any shareholders’ relative ownership percentage. All shares and price per share numbers set forth in this Annual Report on Form 20-F are presented after giving effect to the reverse stock split. The reverse share split was not a reverse split of our ADSs. Our ADSs continue to trade as before the reverse share split and represent the same underlying portion of our share capital as they did prior to the reverse share split, however, after the reverse share split, our ADSs represent one ordinary share as compared to 20 ordinary shares prior to the reverse share split.

Acquisition of Additional Stake in TyrNovo

On June 17, 2018, we closed the transaction for the acquisition of an additional then approximately 4.1% stake in in our majority-owned subsidiary, TyrNovo Ltd. (“TyrNovo”), pursuant to an agreement with Taoz – Company for Management and Holdings of Companies Ltd. (“Taoz”), previously announced on June 15, 2018. Taoz was the final remaining unaffiliated minority shareholder of TyrNovo, and with whom we had entered into a shareholders’ agreement in February 2017. Pursuant to this new share exchange agreement with Taoz, in exchange for Taoz’s entire holding in TyrNovo and the termination of the existing shareholder and investment agreements amongst us, TyrNovo and Taoz, we issued to Taoz 140,845 newly issued ordinary shares.

After the closing of this new share exchange transaction, we now hold approximately 97.59% of TyrNovo’s issued and outstanding ordinary shares. Approximately 2.41% of TyrNovo’s issued and outstanding ordinary shares are owned by Dr. Hadas Reuveni, the founder and Chief Technology Officer of TyrNovo. Dr. Reuveni’s shares at present are held by a trustee and do not have any voting rights pursuant to a recently issued tax ruling by the Israeli Tax Authority, and as such we hold 100% of the voting rights in TyrNovo.

June 2018 Registered Direct Offering

On June 5, 2018, we closed a registered direct offering of 3,260,000 ADSs for gross proceeds of approximately $8.1 million prior to deducting placement agent fees and other offering expenses. In a concurrent private placement, we sold to the purchasers of our ADSs in this registered direct offering warrants to purchase 1,630,000 ADSs. We will receive gross proceeds from the concurrent private placement transaction solely to the extent such warrants are exercised for cash. The warrants are exercisable at an exercise price of $2.80 per ADS and will expire five and a half years from June 5, 2018. The warrants and the ADSs issuable upon the exercise of the warrants were offered pursuant to an exemption from the registration requirements of the Securities Act. As of the date of this Annual Report on Form 20-F, none of these warrants have been exercised.

Commercialization of Consensi™

Consensi™ Commercialization Agreement for United States

On January 3, 2019, we announced that we signed an exclusive marketing and distribution agreement with Coeptis Pharmaceuticals (“Coeptis”) for the commercialization of our FDA-approved drug Consensi™ in the U.S. market. The agreement provides for total milestone payments and reimbursement from Coeptis of $3.5 million, of which we received the initial $1 million milestone upon execution of the agreement, and additional milestone and reimbursement payments are due upon completion of an agreed CMC plan and upon first commercial sales in the United States. In addition, we are entitled to 40% to 60% of Coeptis’ net profit on Consensi™ sales. The agreement is for a term of fifteen years and may be extended for additional two-year terms.

FDA Approval of Consensi™

The FDA approved our NDA on May 31, 2018 for our Consensi™ drug product. Consensi™ is a combination of two APIs: amlodipine besylate, a calcium channel blocker; and celecoxib, a nonsteroidal anti-inflammatory drug (NSAID). Consensi™ was approved on May 31, 2018 for patients suffering from hypertension and from osteoarthritis for whom treatment with amlodipine for hypertension and celecoxib for the treatment of osteoarthritis are appropriate. The New Drug Application for Consensi™ included the positive results from our Phase III clinical trial. These data demonstrated that the study met its primary endpoint of showing that the drug lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients treated with amlodipine besylate only, with statistical significance of p=0.001. We also submitted, as an amendment to the NDA, the positive results from its randomized double-blind, placebo-controlled renal function Phase III/IV clinical trial of Consensi™. Data from this study validated the primary efficacy endpoint achieved in the completed Phase III clinical trial. This study also demonstrated that treatment with Consensi™ led to a statistically significant reduction of serum creatinine, a marker of renal function, from its baseline value (p=0.0005), demonstrating improved renal function in patients treated with the combination. In contrast, neither amlodipine besylate nor placebo lowered creatinine to a statistically significant level.

We anticipate that treating the symptoms of hypertension and osteoarthritis will lower blood pressure and by so doing, will reduce the risk of fatal and nonfatal cardiovascular events such as strokes or myocardial infarctions. Consensi™ is available in tablets and is to be administered orally once per day. Consensi™ tablets are formulated according to the following strengths (amlodipine/celecoxib): 2.5 mg/200 mg, 5 mg/200 mg, and 10 mg/200 mg tablets.

In connection with our Consensi™ drug product, we are subject to post-marketing requirements and post-marketing commitments. Post-marketing requirements and post-marketing commitments are studies that sponsors conduct after FDA approval to gather additional information about a product’s safety, efficacy, or optimal use. Post-marketing requirements are required studies, whereas a sponsor voluntarily commits to conduct post-marketing commitments. We are required by the FDA to comply with reporting requirements including but not limited to submitting serious unexpected adverse drug experiences no later than 15 calendar days from initial receipt of the information and also to provide a periodic report quarterly for the first three years of approval and then annually after the first three years. The FDA waived a requirement to conduct a pediatric assessment under the Pediatric Research Equity Act because Consensi™ is intended to treat indications that are rarely experienced in pediatric populations.

We have also committed to conducting additional supplementary CMC studies on our Consensi™ drug product, including an elemental impurities assessment and a dissolution method and acceptance criteria development study. We are also required to perform validation for scaling up the manufacturing of Consensi by our manufacturer Dexcel.

Consensi™ Commercialization Agreement for China

In May 2018 we signed a definitive License, Development and Commercialization Agreement for our FDA-approved drug Consensi™ for the territory of China with Hebei Changshan Biochemical Pharmaceutical Co., Ltd. (Changshan Pharma), a Chinese publicly traded company listed on the Shenzhen Stock Exchange. Upon receipt of marketing authorization in China, Changshan Pharma will have the exclusive right and license to import, manufacture, distribute and sell Consensi™ in China, Taiwan, Hong Kong and Macao. Changshan Pharma will be responsible for seeking marketing authorization in China for Consensi™ in China. Under the terms of the agreement, we are entitled to receive up to an aggregate of $3.5 million, of which $1 million was paid to us following FDA approval of Consensi™ and $2.5 million will become payable upon achievement of certain regulatory milestones in China; up to an aggregate of $6.0 million for predefined commercial milestones; and up to 12% royalties on net sales. The initial term of the definitive agreement with Changshan Pharma is for ten years from the date of first commercial sale and shall automatically renew for additional one-year terms.

Internet Sites

We are required to file reports and other information with the SEC under the Exchange Act, and the regulations thereunder applicable to foreign private issuers. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may read our annual report, including the related exhibits and schedules, and any document we file with or furnish to the SEC, such as registration statements, prospectuses, reports, proxy and information statements, and other information regarding us that we file electronically with the SEC, without charge, at the SEC’s web site at http://www.sec.gov.We maintain a corporate website at www.kitovpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any notices of general meetings of our shareholders.

B.	Business Overview

We are an innovative development-stage pharmaceutical company currently focused on two operating segments:

(i)

Oncology which includes NT219, a therapeutic candidate which is a small molecule that targets two signal transduction pathways which are involved in the development of cancer drug resistance mechanisms, and which is currently in the late pre-clinical stage of development; and

(ii)	Pain and Hypertension which includes Consensi™, a combination drug approved by the FDA in May 2018 for the simultaneous treatment of two clinical conditions, pain caused by osteoarthritis and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for osteoarthritis, for which we signed commercialization agreements in U.S, China and South Korea.

Now that Consensi™ has been approved for marketing in the United States and that we have executed a marketing and distribution agreement for the commercialization of Consensi™ in the United States, China and South Korea, we intend to shift the focus of our clinical and regulatory teams to our oncology segment and our NT219 therapeutic candidate currently in development for various oncology indications. Based on our current development plans, we expect to submit an IND for NT219 during the second half of 2019. We intend to leverage the teams’ drug development expertise gained from the Consensi™ approval process to advance the NT219 program.

In addition, we may consider the acquisition of oncology therapeutic candidates at various stages of development. Other than the Acquisition Agreement for the Transaction to acquire FameWave, we currently have no binding agreements or commitments to complete any transaction for the possible acquisition of new therapeutic candidates or approved drug products.

Background on our therapeutic candidates and products

During 2017, we acquired a majority of the shares in TyrNovo, a privately held Israeli developer of novel small molecules in the oncology therapeutic field. TyrNovo has developed NT219, a small molecule that presents what we believe to be a new concept in cancer therapy by targeting two key oncology-related proteins, Insulin Receptor Substrates (IRS) 1 and 2, as well as the Signal Transducer and Activator of Transcription 3 (STAT3). Our NT219 therapeutic candidate’s anti-cancer effect is achieved by overcoming tumors’ cancer drug resistance and would be developed as a drug to be used in combination with other cancer drugs or treatments. The NT219 technology has been tested in a number of Patient-Derived Xenograft (PDX) models where human cancer cells are taken and transplanted into mice and then used to test various cancer drugs. NT219 has been tested against and in combination with various classes of cancer drugs that have been recently developed as well as older standard chemotherapy. For more information regarding NT219, see, “Item 4. Business Overview - Our Therapeutic Candidates – NT219”.

Consensi™ is composed of the generic drugs celecoxib and amlodipine besylate. Celecoxib, the active ingredient in the branded drug Celebrex®, is a non-steroidal anti-inflammatory drug (NSAID) used to relieve pain caused by osteoarthritis. Amlodipine besylate is a calcium channel blocker used to reduce blood pressure. This combination is designed to simultaneously relieve pain caused by osteoarthritis and to treat hypertension, which is one of the side effects of using NSAIDs.

Our competitive strengths

The pharmaceutical market is characterized by large international pharmaceutical companies that develop a wide range of products, both generic and NCEs, which operate alongside smaller companies, such as ours, that develop a specific drug or a combination of drugs. Therefore, many small companies enter into agreements with such global companies during the drug development stage in order to continue the development or marketing of the drug, taking advantage of the financial, marketing and/or other resources available to such global companies. At the same time, the global companies tend to enter into agreements with smaller companies in order to save development time and resources. The global drug sector is a highly developed market with a turnover of hundreds of billions of U.S. dollars and intense competition. If we are to develop other therapeutic candidates and one or more of those therapeutic candidates are approved by the FDA to be commercialized as drugs, most of those drugs are expected to have competing drugs or other therapies, developed at the same time by other companies and organizations. We are therefore exposed to competition in our field of operation. Although we believe that our FDA-approved drug Consensi™ and our NT219 therapeutic candidate have advantages which our competitors’ products lack, there is a constant risk in the drug development field that a competing party will complete the development stages before we are able to develop our therapeutic candidates intended for the same disease. Moreover, a constant threat in our market is presented by new drugs that have already completed all the development stages and have already entered the market and are competing with the treatments and drugs previously available on the market.

We believe there are several advantages to the therapeutic candidate we are developing and to our products as set forth below.

Oncology Segment - NT219:

NT219 is a small molecule, and small molecules typically are less expensive to develop and have less complex CMC as compared to proteins or antibodies. In addition, in pre-clinical development NT219 has demonstrated several advantageous effects, such as:

●	overcoming drug resistance acquired by various cancer types; and

●	efficacy in combination with a number of approved cancer therapies belonging to various anti-cancer drug families such as chemotherapy, targeted therapy and immune-oncology therapies.

Paint and Hypertension Segment - Consensi™:

Consensi™ is an FDA approved fixed-dose combination drug treatment intended for the treatment of osteoarthritis pain and for hypertension. In Phase III and Phase III/V clinical trials, Consensi™ demonstrated better efficacy in lowering blood pressure than amlodipine alone (one of Consensi™’s ingredients) when administered alone. In addition, we believe there are several advantages of using Consensi™:

●	using one drug that also includes an active ingredient that treats hypertension either as an existing condition or as a side effect of using other drugs, ensures that the patient receives the suitable treatment for their disease and for its side effect;

●	reassuring physicians who are concerned that their patients who are treated for osteoarthritis will also be treated for hypertension, which is a known side effect of NSAID treatments for pain caused by osteoarthritis. This is a particular concern, as hypertension is usually not accompanied by tangible symptoms, and therefore patients may not be aware of their condition or the need to treat it;

●	using one drug that also includes an active ingredient that treats hypertension either as an existing condition or as a side effect of using other drugs, ensures that the patient receives the suitable treatment for their disease and for its side effect;

●	purchasing one drug as opposed to purchasing two separate drugs may lead to financial savings for patients in the U.S. by requiring payment of just one co-payment and prescription fee as opposed to a double co-payment and prescription fee. In addition, the use of one combination drug reduces the patient’s discretion with respect to whether to purchase and use only one of the drugs and provides a comprehensive dual medical treatment in one combined drug; and

●	using calcium channel blockers in our therapeutic candidates as an antihypertensive. Calcium channel blockers are not included in the FDA Safety Information Release for NSAIDs co-administered with angiotensin converting enzyme inhibitors, or ACE inhibitors, or with angiotensin II receptor antagonists, diuretics and beta blockers.

Our strategy

Our goal is to become a significant player in the development and commercialization of innovative drugs with a clinical and commercial added value with a focus on oncology therapeutics.

Key elements of our strategy are to:

●	develop our therapeutic candidates with clinical and commercial advantages and obtain approval thereof from the FDA and other foreign regulatory authorities;

●	leverage our expertise in the clinical and regulatory processes in the United States, together with our research and development capabilities and network of professional advisors, to efficiently develop new drug candidates in different stages of development and achieve marketing authorization;

●	expand our line of therapeutic candidates through the acquisition or in-licensing of technologies, products and drugs in the oncology space that are designed to address unmet clinical needs, thereby utilizing the skills, knowledge and experience of our personnel to develop and enhance the value of additional products, and bring them to market efficiently;

●	cooperate with third parties to both develop and commercialize therapeutic candidates in order to share costs and leverage the expertise of others; and

●	enter into licensing arrangements with international companies for our current or potential or future therapeutic candidates based on potential upfront and milestone payments, royalties and/or other marketing arrangements, depending on product and market conditions.

Our oncology therapeutic candidate NT219 and our current approved product, Consensi™ are further described below.

Oncology Segment - NT219

NT219 is a small molecule that presents what we believe is a new concept in cancer therapy by inhibiting two oncology-related proteins, Insulin Receptor Substrates (IRS) 1 and 2, and the Signal Transducer and Activator of Transcription 3 (STAT3). In pre-clinical in-vivo PDX models, NT219, in combination with several approved oncology drugs, displayed potent anti-tumor effects and increased survival in various cancers by preventing the tumors from developing resistance to the approved drug treatments and by re-sensitizing tumors to the approved drugs even after resistance has been acquired. The NT219 technology has been tested in a number of PDX models where biopsies from patients are implanted into mice and used to test various cancer drugs.

Below is a summary of our current projected timeline for the development of NT219:

Background on Cancer Drug Resistance

The following are high-level summaries of the therapeutic areas we are currently investigating for NT219:

Solid malignancies (e.g., pancreatic, head and neck, colon and non-small cell lung cancer). According to the Journal of Oncology Practice, in 2020 roughly 1 in every 19 people worldwide will either be diagnosed with a solid tumor or be a cancer survivor. According to the American Cancer Society, lung pancreatic, and colon malignancies have high mortality rates and poor five-year survival prognosis. Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested.

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

IRS. Insulin Receptor Substrate (IRS) is a junction protein that mediates various mitogenic and anti-apoptotic signals mainly from Insulin-like Growth Factor-1 Receptor (IGF1R) and Insulin Receptor (IR), but also from other oncogenes such as v-Src and ALK-fusion proteins. IRS expression is often up-regulated in human tumors, such as prostate, pancreatic, liver, renal and ovarian cancer. Resistance to several anti-cancer therapies (e.g. inhibitors of EGFR, MEK, mutated-BRAF, mTOR, as well as chemotherapy) may be mediated by IRS up-regulation, as demonstrated in peer reviewed research articles which have been published in scientific journals.

STAT3. Signal Transducer and Activator of Transcription 3 (STAT3) plays crucial roles in several cellular processes such as cell proliferation and survival, and has been found to be aberrantly activated in many cancer types (such as NSCLC, head and neck cancer, pancreatic cancer and many others). Much research has explored the leading mechanisms for regulating the STAT3 pathway and its role in promoting tumorigenesis. Evidence suggests that feedback activation of STAT3 plays a prominent role in mediating drug resistance to a broad spectrum of targeted cancer therapies and chemotherapies (such as inhibitors of EGFR, MEK, ALK, as well as 5FU, Oxaliplatin and SN-38).

Mechanism of Action

The NT219 therapeutic candidate is a small molecule that we believe presents a new concept in cancer therapy, acting as a dual inhibitor of IRS and STAT3, both of which play major roles in cancer drug resistance. While targeted anti-cancer drugs inhibit the “ON” signal, NT219 activates the “OFF” switch, leading to the degradation of IRS-1 and IRS-2 and extensively blocking major oncogenic pathways.

IRS down-regulation can be mediated by several oncogenic pathways (EGFR, MAPK, mTOR, etc.). Blockade of these pathways by various drugs, could inhibit serine phosphorylation of IRS, leading to the activation of IRS to AKT survival bypass. Therefore, elimination of IRS1/2 by NT219 could potentially prevent resistance and prolong the tumor’s response to various targeted drugs, as depicted below:

There have been reports in peer reviewed academic literature describing the involvement of Insulin-like Growth Factor-1 Receptor (IGF1R) up-regulation in drug-resistance. In these cases, blockage of IGF1R direct substrates, IRS1/2, by NT219 could potentially overcome drug resistance.

The same principal is true for STAT3. Feedback activation of STAT3 is a common resistance mechanism to many targeted cancer therapies (such as the inhibitors of EGFR, MEK, HER2) and chemotherapies. Combining these cancer therapies with NT219, which disrupt this feedback mechanism, could potentially enhance cell death and delay resistance, suggesting a co-treatment strategy that may be broadly effective in oncogene-addicted tumors.

Elimination of IRS proteins and blockage of STAT3 by NT219 could potentially prevent resistance to multiple anti-cancer drugs, extend the duration of effective drug treatment, and restore drug sensitivity in resistant tumors.

On January 15, 2019, we announced new findings from our ongoing collaboration with researchers from the Hebrew University of Jerusalem. The data revealed NT219’s high affinity and selective binding to its target proteins. The researchers demonstrated that NT219 binds directly to Insulin Receptor Substrates (IRS) 1/2 and to the Signal Transducer and Activator of Transcription 3 (STAT3), both known modulators of tumor survival, metastasis and drug resistance. Data showed that a short exposure of cancerous cells to NT219 was sufficient to trigger irreversible shutdown of these pathways, resulting in a long-term anti-cancer effect. Based on these findings, we extended our collaboration agreement with Yissum in order to deepen the understanding of NT219’s efficacy in overcoming tumors’ resistance to immunotherapy

Preclinical results

In pre-clinical trials, NT219, in combination with several approved cancer drugs, displayed potent anti-tumor effects and increased survival in various cancers by preventing the tumors from developing drug resistance and restoring sensitivity to the drugs after resistance is acquired. NT219 has been tested in a number of PDX models where biopsies containing human primary cancer cells were transplanted into mice and then used to test various cancer drugs. NT219 has shown efficacy in various PDX models originated from head and neck, cancer, non-small cell lung cancer (NSCLC), sarcoma, melanoma, pancreatic, and colon cancers.

Efficacy of NT219 was demonstrated in combination with three major families of oncology drugs:

1)	Antibodies such as the anti-epidermal growth factor receptor (EGFR) antibody (Erbitux®) and the immuno-oncology anti-PD1 antibody (Keytruda®);

2)	Kinase Inhibitors such as blockers of EGFR (Tagrisso®, Tarceva®), MEK (Mekinist®), Mutated BRAF (Zelboraf®), and mTOR (Afinitor®); and

3)	Chemotherapy agents such as gemcitabine (Gemzar®), 5FU, and Oxaliplatin.

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

The above are examples only, and do not serve as indication of the nature of the cancers that we expect NT219 to be tested on, or to eventually assist in treating. Based on our pre-clinical work to-date and pre-IND correspondence with the FDA, we are presently considering initiating NT219 clinical studies in combination with different oncology drugs such as Cetuximab (Erbitux®) in head and neck squamous cell carcinoma, and in combination with gemcitabine for the treatment of advanced pancreatic cancer.

In November 2017 we announced that TyrNovo received the FDA’s response to the NT219’s pre-IND submission package. The FDA has agreed to the proposed Chemistry Manufacturing and Controls (CMC), preclinical, and clinical development plans for NT219. For the clinical development plan, the FDA agreed with TyrNovo’s proposed development plan to test NT219 in combination with gemcitabine for the treatment of advanced pancreatic cancer. The FDA further agreed that the initial clinical trial with NT219 will be a Phase I/II clinical trial, and that “the overall design of proposed first-in-human trial appears reasonable”. The FDA further agreed that one-month repeated animal toxicology studies for NT219 alone would be sufficient to support the IND and that no toxicology studies of NT219 together with gemcitabine would be necessary. We are moving forward with these development plans and based on our current development plans, we expect to submit the IND during the second half of 2019. We are also considering commencing to test NT219 in combination with Cetuximab on advanced head and neck squamous cell carcinoma patients, based on our consistent encouraging results in preclinical PDX models. Our long-term strategy is to develop NT219 in combination with other oncology drugs and for additional oncology indications, by ourselves or in collaboration with potential strategic partners.

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

Our long-term strategy is to also develop NT219 for use in combination with other oncology drugs and for additional oncology indications in collaboration with potential strategic partners. While, based on our results in preclinical PDX models, we are considering to initially test NT219 in combination with either Cetuximab (Erbitux®) in head and neck squamous cell carcinoma or with gemcitabine in pancreatic cancer, since we have not yet finalized our complete selection of the clinical indications, and the final target drugs have not been chosen to be administrated in combination with NT219, we are at this stage unable to determine the future competitive landscape of this therapeutic candidate.

Pain and Hypertension Segment - Consensi™

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

Osteoarthritis is one of the most common diseases worldwide causing physical disabilities in adults. According to the Centers for Disease Control and Prevention (CDC) an estimated 22.7% (54.4 million) of US adults (civilian, non-institutionalized US adult population aged 18 years or older) had doctor-diagnosed arthritis, with significantly higher age-adjusted prevalence in women (23.5%) than in men (18.1%). Arthritis prevalence increased with age. Studies have shown that approximately 44% of patients who suffer from hypertension are also diagnosed with osteoarthritis.

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

In July 2015 the FDA published a safety announcement requiring labeling for prescription NSAIDs to indicate that the risk of heart attack or stroke can occur as early as the first weeks of using an NSAID and that the risk may increase with longer use of the NSAID. In effect, the current warnings indicated on the labeling, in effect since 2005, has been strengthened as a result of a review by the FDA of a variety of new safety information on prescription and over-the-counter NSAIDs, including observational studies, a large combined analysis of clinical trials, and other scientific publications. These studies were discussed at a joint meeting of the Arthritis Advisory Committee and Drug Safety and Risk Management Advisory Committee held in February 2014. As a result of its reviews of NSAIDs, the FDA has cautioned in the labeling of NSAIDs that combining an NSAID with antihypertensive drugs, including diuretics, beta blockers, ACE inhibitors, or angiotensin receptor blockers, may markedly diminish the efficacy of these antihypertensive drugs. Calcium channel blockers, such as amlodipine besylate, the anti-hypertensive component of Consensi™, were not included in this labeling requirement.

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

In the past, hypertension was generally defined as a systolic blood pressure of greater than 140 mm Hg or a diastolic blood pressure of greater than 90 mm Hg. However, as discussed below, a recently halted NIH study may result in these designated values being set lower. As a result of these data, multiple entities, including the American College of Cardiology, have recommended that a patient’s systolic blood pressure should be maintained at a level below 130 mm Hg, and their diastolic blood pressure maintained below 80 mm Hg.

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

Hypertension treatment methods focus on reducing the patient’s blood pressure to normal values, thereby preventing the occurrence of complications in the long term. Even a small increase in blood pressure may cause significant cardiovascular problems. For example, it has been shown that any increase in blood pressure above a systolic value of 115 mm Hg is associated with an increased risk of suffering a cardiovascular death. This finding has been repeatedly replicated and it is now established that there is no safe level of blood pressure increase above of the “normotensive baseline value” of approximately 120 systolic and 70 diastolic. The documentation of a danger of any increase in blood pressure above a value of 120/70 was documented in September of 2015 in a large NIH sponsored clinical trial which enrolled over 9000 patients age 50 and older. This study also documented that patients age 50 and older with systolic blood pressures greater than 120 had a greater rate of adverse cardiovascular events than did those whose systolic blood pressure was treated to levels below 120.

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

Background on Combination Products

Numerous companies worldwide have developed successful combination products comprised of a combination of two or more drugs to treat various medical conditions, where the safety and effectiveness of each of the drugs was proven separately.

Combination products manufactured and sold, which are similar to our therapeutic candidate, include:

●	Vimovo®, which was developed by Aralez Pharmaceuticals Inc. (originally Pozen Inc.) and was approved by the FDA in May 2010. Vimovo® is a combination of naproxen and esomeprazole magnesium, marketed by AstraZeneca PLC worldwide (except in the U.S.) and by Horizon Pharma in the U.S., and is designed for treating both pain and preventing gastric ulcer. Vimovo’s® net sales in the U.S. reached $57 million in 2017, compared to net sales of $121 million in 2016.

●	Caduet®, a combination of Lipitor® and amlodipine, was originally developed and manufactured by Pfizer and is designated for treating both cholesterol and hypertension, with global sales of $193 million in 2015. It is now a generic drug product.

●	Janumet®, a combination of metformin and sitagliptin, manufactured by Merck & Co. Inc. and designated to treat diabetes, with sales of $2,201 million in 2016.

●	Treximet®, a combination of naproxen and sumatriptan, was originally developed by Aralez Pharmaceuticals Inc. (originally Pozen Inc.) and marketed by Pernix Inc., and designed for relief of headache, pain, and other migraine symptoms, with U.S sales of $66.9 million in 2016.

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

Our Consensi™ Drug

Studies estimate that approximately 13.5 million patients in the United States. alone may suffer concurrently from hypertension and chronic osteoarthritis pain in the joints, according to data published by the CDC. Our FDA-approved drug Consensi™ is based on the generic drugs celecoxib and amlodipine besylate. Celecoxib is the active ingredient in the branded drug Celebrex®, a known and approved-for-use drug designed primarily to relieve pain caused by osteoarthritis. Our combination is designed simultaneously to relieve pain caused by osteoarthritis and treat hypertension, which is one of the side effects of using NSAIDs for treating pain caused by osteoarthritis. Consensi™ is based on our belief that the added anti-hypertensive drug will decrease the side effect of increased hypertension typically caused by the use of NSAIDs alone.

To date, other than our recently approved Consensi™ product, no combination drug exists that offers the combined treatment of pain caused by osteoarthritis and hypertension. We therefore believe that Consensi™ potentially holds significant advantages over the currently available drugs in the market, due to the fact that the drug treatment of osteoarthritis together with hypertension eases the burden of the treatment process for patients by providing the ability to use one drug instead of multiple drugs concurrently, thereby increasing the patients’ ease of adherence to the required treatment.

Consensi™ is a fixed-dose combination product based on two known active ingredients (celecoxib and amlodipine besylate), the effectiveness and safety of which has been separately proven for each, and which is intended to enable the concurrent treatment of pain caused by osteoarthritis, and hypertension. We anticipate that treating the symptoms of hypertension and osteoarthritis will lower blood pressure and by so doing, will reduce the risk of fatal and nonfatal cardiovascular events such as strokes or myocardial infarctions. Consensi™ is available in tablets and is to be administered orally once per day. Consensi™ tablets are formulated according to the following strengths (amlodipine/celecoxib): 2.5 mg/200 mg, 5 mg/200 mg, and 10 mg/200 mg tablets.

For the development of Consensi™, we performed a double blind, placebo controlled, Phase III clinical trial from June 2014 through November 2015 testing the decrease of hypertension in patients receiving the two components of our Consensi™ therapeutic candidate. This trial was performed in the U.K. in four groups of twenty-six (26) to forty-nine (49) patients (a total of 152 patients), with each patient treated over a total period of two weeks. Group One was treated with the two components of Consensi™ (celecoxib and amlodipine besylate), Group Two was treated with a standard drug available in the market for treating hypertension (amlodipine besylate, one of the components of Consensi™), Group Three was treated with celecoxib only, and Group Four received a double placebo.

The purpose of the trial was to show that a combination of the two components of Consensi™, as demonstrated in Group One, lowered blood pressure by at least 50% as compared to the reduction in blood pressure in patients in Group Two (treatment with amlodipine besylate only). We were not required by FDA to demonstrate or measure efficacy in treatment of pain caused by osteoarthritis. Group Three and Group Four were included for control purposes and would not be considered in evaluating the primary efficacy endpoint. The trial was conducted with over-encapsulated off-the-shelf drugs. The trial’s interim results demonstrated that the number of 152 patients treated was adequate to provide statistical validity and therefore, the results were final. These final results showed that in patients treated with amlodipine besylate only, there was a mean reduction in daytime systolic blood pressure of 8.8 mm Hg. In patients treated with Consensi™’s two components, there was a mean reduction in daytime systolic blood pressure of 10.6 mm Hg. Therefore, the primary efficacy endpoint of the study has been successfully achieved with a p value of 0.001.

Additional data from the Phase III clinical trial of Consensi™ suggested beneficial effects on renal (kidney) function, as compared to negative effects on renal function caused by other NSAIDS.

Subsequently, we completed a Phase III/IV clinical trial designed to validate and better quantify these potential beneficial renal effects. The trial was designed to explain the synergistic antihypertensive effect, where the reduction in diastolic blood pressure demonstrated with the components of Consensi™ was greater than that observed with amlodipine besylate alone at certain times of the day. Accordingly, we conducted a double blind, placebo controlled, clinical trial intended statistically to demonstrate Consensi™’s effects on renal and vascular function, while providing us with data with respect to Consensi™ in addition to the data of the Phase III clinical trial, by utilizing a primary efficacy end-point in the renal function clinical trial comparable to that of the Phase III clinical trial. The primary efficacy endpoint of the trial was to show that Consensi™ lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients treated with amlodipine besylate only. Secondary endpoints included various parameters of renal function. In October 2017, we announced that Phase III/IV renal function clinical trial, successfully met its primary efficacy endpoint. Data from the Phase III/IV trial demonstrated that Consensi™ lowered systolic blood pressure a comparable amount to amlodipine besylate, thus meeting the trial’s primary efficacy endpoint of achieving at least 50% of the amlodipine reduction (p=0.019). The study also demonstrated that treatment with Consensi™ led to a statistically significant reduction of serum creatinine, a marker of renal function, from its baseline value (p=0.0005). In contrast, neither amlodipine besylate nor placebo lowered creatinine to a statistically significant level. When comparing the effect of Consensi™ to amlodipine besylate in lowering creatinine, it was found that Consensi™ enhanced the creatinine reduction by an average of 102% over that achieved with amlodipine besylate alone, although there was a slight, but statistically insignificant, increase in the rate of edema in the Consensi™ treatment arm.

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

We submitted the NDA for marketing approval of Consensi™ to the FDA in July 2017, and the FDA approved our NDA on May 31, 2018. Consensi™ was approved for patients suffering from hypertension and from osteoarthritis for whom treatment with amlodipine for hypertension and celecoxib for the treatment of osteoarthritis are appropriate.

In connection with our Consensi™ drug product, we are subject to post-marketing requirements and post-marketing commitments. Post-marketing requirements and post-marketing commitments are studies that sponsors conduct after FDA approval to gather additional information about a product’s safety, efficacy, or optimal use. Post-marketing requirements are required studies, whereas a sponsor voluntarily commits to conduct post-marketing commitments. We are required by the FDA to comply with reporting requirements including but not limited to submitting serious unexpected adverse drug experiences no later than 15 calendar days from initial receipt of the information and also to provide a periodic report quarterly for the first three years of approval and then annual after the first three years. The FDA waived a requirement to conduct a pediatric assessment under the Pediatric Research Equity Act because Consensi™ is intended to treat indications that are rarely experienced in pediatric populations.

We have also committed to conducting additional supplementary CMC studies on our Consensi™ drug product, including an elemental impurities assessment and a dissolution method and acceptance criteria development study. We are also required to perform validation for scaling up the manufacturing of Consensi by our manufacturer Dexcel.

In November 2018, we entered into a Product Manufacturing Agreement (“Manufacturing Agreement”) with Dexcel Ltd., or Dexcel, a global pharmaceutical company, which has been involved in the manufacture and marketing of more than 55 branded and generic products, pursuant to which will manufacture scale-up batches as well as validation batches of Consensi™ in anticipation of the launch of the drug in the U.S. by Coeptis Pharmaceutical, our U.S. distribution partner, as well as ongoing supply of Consensi™ to our distribution partners. Dexcel previously manufactured Consensi™ for us under a Development Services Agreement, pursuant to which Dexcel developed the formulation for Consensi™, conducted the subsequent stability testing and manufacturing scale-up in quantities adequate for submission of the NDA to the FDA.

Competitive Treatments for Pain Caused by Osteoarthritis

The competition for Consensi™ is expected to come from the oral anti-arthritic market, or more specifically the traditional non-selective NSAIDs (such as naproxen and ibuprofen), traditional NSAID/gastroprotective agent combination products or combination product packages (such as Vimovo®, Arthrotec®, Prevacid® and NapraPAC™) and the only COX-2 inhibitor available in the U.S. market, Celebrex® (including generic versions of Celebrex®). In 2017 global sales of Celebrex® (not including generic versions of Celebrex®) were $775 million out of which $164 million were recorded in the US, $28 million in Europe, and $583 million in the rest of the world.

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

Commercialization Agreement for China

In May 2018 we signed a definitive License, Development and Commercialization Agreement for Consensi™ for the territory of China with Hebei Changshan Biochemical Pharmaceutical Co., Ltd. (Changshan Pharma), a Chinese public company traded on the Shenzhen Stock Exchange. Upon receipt of marketing authorization in China, Changshan Pharma will have the exclusive right and license to import, manufacture, distribute and sell Consensi™ in China, Taiwan, Hong Kong and Macao. Changshan Pharma will be responsible for seeking marketing authorization in China for Consensi™ in China. Under the terms of the agreement, we are entitled to receive up to an aggregate of $3.5 million, of which $1 million was paid to us following FDA approval of Consensi™ and $2.5 million will become payable upon achievement of certain regulatory milestones in China; up to an aggregate of $6.0 million for predefined commercial milestones; and up to 12% royalties on net sales. The initial term of the definitive agreement with Changshan Pharma is for ten years from the date of first commercial sale and shall automatically renew for additional one-year terms.

Commercialization Agreement for United States

In January 2019, we entered into an exclusive marketing and distribution agreement with Coeptis for the commercialization of Consensi™ in the U.S. market. The agreement provides for total milestone and reimbursement payments from Coeptis of $3.5 million, of which we have already received the initial $1 million milestone concurrent with finalization of the agreement, and additional milestone and reimbursement payments are due upon completion of an agreed CMC plan and upon first commercial sales in the United States. In addition, we are entitled to 60% of Coeptis’ net profit on Consensi™ sales until such time as we have received $13 million in such profit distributions, following which we will then be entitled to 40% of Coeptis’ net profit on all subsequent Consensi™ sales. The agreement is for a term of fifteen years and may be extended for additional two-year terms, and includes customary provisions, as well as certain residual rights and obligations of the parties following termination.

In addition to our internal business development team, we have engaged consultants who are assisting us with finding other potential collaboration partners for Consensi™ in various markets world-wide.

Manufacturing

We entered into a Manufacturing Agreement with Dexcel which provides for Dexcel to manufacture scale-up batches as well as validation batches in anticipation of the launch of Consensi™ in the U.S. by Coeptis, as well as ongoing supply of Consensi™ to our distribution partners. Dexcel is to manufacture Consensi™ in 3 dosage forms. The Manufacturing Agreement contains various representations, warranties, indemnity, and intellectual property provisions, common to agreements of such nature. Pursuant to the Manufacturing Agreement we or our licensees will also enter into Quality Agreements with Dexcel.

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

Oncology Segment - TyrNovo

TyrNovo’s patent and patent application portfolio, covering NT219 and other compounds, includes six patent families, covering compounds that modulate protein kinase signaling and their use in treatment of protein kinase related disorders, including cancer and neurodegenerative disorders.

●	Patent Family 1 was filed on December 4, 2007 (PCT filing date). The priority date is December 4, 2006. This family is directed to compounds modulating the insulin like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. National phase counterparts exist in Europe (EP 2125712) and the United States (US 8,058,309), both of which are now granted. EP 2125712 has a maximum term of December 4, 2027, while US 8,058,309 has a maximum term of April 5, 2028 (each not including any available patent term extension (PTE)). The European patent was validated in France, Germany, Switzerland and the United Kingdom.

●	Patent Family 2 was filed on June 7, 2009 (PCT filing date). The priority date is June 5, 2008. This family is also directed to compounds modulating the insulin like growth factor receptor signaling, and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. This patent family specifically discloses and claims NT-219. National phase counterparts exist in Europe (EP 2285774), the United States (US 8,637,575) and Israel (IL 209638), all of which are now granted. EP 2285774 and IL 209638 have a maximum term of June 7, 2029, while US 8,637,575 has a maximum term of April 5, 2028 (each not including any available PTE). The European patent was validated in France, Germany, Italy, Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 3 was filed on December 27, 2011 (PCT filing date). The priority date is December 27, 2010. This family is directed to compounds having a benzo[e][1,3]thiazin-7-one core, and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. National phase counterparts exist in Europe (EP 2658847) and the United States (US 9,073,880), both of which are now granted. EP 2658847 has a maximum term of December 27, 2031, while US 9,073,880 has a maximum term of April 9, 2032 (each not including any available PTE). The European patent was validated in France, Germany, Italy, Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 4 was filed on July 13, 2014 (PCT filing date). The priority date is July 14, 2013. This family is directed to use of the compounds disclosed in Patent Families 1-3, for the treatment of neurodegenerative diseases, including Alzheimer’s disease. National phase applications were filed in Europe (EP 3021944), the United States (US 9,770,454 and its divisional US 10,188,659) and Israel (IL 243566). The U.S. and European patents are granted, while the Israeli application is pending. Any patent issuing from this patent family will have a maximum patent term of July 13, 2034. The European patent is being validated in France, Germany, Netherlands, Sweden, Switzerland and Sweden.

●	Patent Family 5 was filed on February 4, 2016 (PCT filing date). The earliest priority date is February 5, 2015. This family is directed to combinations of the compounds disclosed in Patent Families 1-3, acting as dual modulators of Insulin Receptor Substrate (IRS) and signal transducer and activator of transcription 3 (STAT3), with various targeted drug families (inhibitors of Epidermal Growth Factor Receptor (EGFR), mammalian target of rapamycin (mTOR); mitogen-activated protein kinase (MEK) or mutated B-Raf), as well as chemotherapeutic agents (Gemcitabine, 5-FU, Irinotecan and Oxaliplatin), and use of such combinations for the treatment of cancer. The combinations can be used to treat tumors that have developed resistance to these anti-cancer drugs, to prevent acquired resistance of a tumor to these drugs, or to prevent tumor recurrence following cease of treatment with these drugs. The invention further relates to the treatment of cancer using combination therapy comprising a dual modulator of IRS and STAT3, in combination with an immunotherapy agent, and can be used to sensitize a tumor to immunotherapy. National phase applications were filed in Australia (AU2016213972), Brazil (BR112017016776), Canada (CA2975673), China (CN107250108), Europe (EP3253733), India, Israel, Japan (JP2018504418), Korea (KR20170109589), and the United States (US 2018/0028475). Application numbers provided for published applications only. All of these applications are now pending. Any patent issuing from these applications will have a maximum patent term of February 4, 2036.

●	Patent Family 6 was filed on November 16, 2017 (PCT filing date). There is no earlier priority date. This family is directed to specific combinations of the compounds disclosed in Patent Families 1 through 3 above, acting as dual modulators of certain anti-cancer mechanisms. The unpublished PCT application is currently pending. Any patent issuing from these applications will have a maximum patent term of November 16, 2037.

Exclusive License Agreement with Yissum

In August 2013, TyrNovo entered into a license agreement with Yissum, which was subsequently amended in April 2014 and March 2017, pursuant to which Yissum has granted TyrNovo an exclusive, license (with the right to sublicense) for the development, use, manufacturing and commercialization of products using certain patents and know-how owned by Yissum and patent applications filed by Yissum in connection with unique inhibitors of the IGF-1R Pathway (the “Yissum License Agreement”).

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

Pain and Hypertension Segment - Consensi™

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

On July 6, 2017, we filed a U.S. provisional application in partnership with Dexcel, Ltd. which is related to pharmaceutical formulations of celecoxib and amlodipine and methods of preparing the same. An international application based on the U.S. provisional application was filed on July 4, 2018. We will proceed with filings in various countries and jurisdictions based on the international application in 2019. A U.S. nonprovisional application was filed on June 14, 2018 based on the U.S. provisional application and prosecution is currently ongoing.

In January 2018 we received from the USPTO a notice of allowance for the trademark Consensi™, and we have extended this allowance in anticipation of first commercial use in connection with our anticipated U.S. launch by the end of 2019.]

Acquisition of FameWave Ltd.

On March 14, 2019, we announced that we entered into the Acquisition Agreement to acquire FameWave Ltd., a privately held Israeli biopharmaceutical company (FameWave’s main asset is CM-24, a clinical stage humanized monoclonal antibody targeting CEACAM1, a novel immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. Finalization of the closing of the transactions for the acquisition of FameWave is pending fulfillment of the closing conditions, including, amongst others, approval of our shareholders at a shareholders meeting scheduled for April 29, 2019.

For more information on the transaction please see Item 4.A. History and Development of the Company – Recent Developments – FameWave Acquisition. For more Information on the Acquisition Agreement in connection with this transaction please see Item 10 – Additional Information – C. Material Contracts – FameWave Acquisition Agreement.

Overview of CM-24

Background

CM-24 is a humanized monoclonal antibody directed against CEACAM1, an immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. Evidence has shown that CEACAM1 is expressed on tumor infiltrating lymphocytes and is up-regulated in several cancer types.

The technology originated from the laboratory of Prof. Gal Markel from Sheba Medical Center and initially developed by cCAM, which was acquired by MSD on 2015 in exchange for an upfront payment of USD 95 million in cash and up to USD 510 million in future clinical development, regulatory and commercial milestone payments.

MSD conducted a phase I clinical trial in metastatic melanoma, non-small cell lung cancer, bladder, gastric, colorectal and ovarian cancer patients. In this initial Phase I dose ranging study of CM24 as single agent, while stable disease rate of approximately 29% was noted, no efficacy signals in the form of partial or greater responses were detected and the decision was made to discontinue development, although, based on our knowledge, such decision was not due to any known safety risks. MSD is therefore returning the rights to CM-24 to former cCAM shareholders and founders of FameWave. Review of the Phase I study results by external scientific advisors retained by Kitov, suggested that while CM-24 was generally safe, higher doses of the antibody along with a modified dosing regimen in a defined patient population would be warranted.

FameWave intends to enter into a joint clinical collaboration agreement, which is now in an advanced stage of negotiation with a major pharmaceutical company, for a planned Phase I/II study of CM-24 in combination with a PD-1 antibody in early 2020, with preliminary data expected in late 2020. Kitov plans to explore higher doses of CM-24 and to test the antibody in combination with an anti- PD-1 antibody.

The Therapeutic Candidate

CM-24 is a humanized immunoglobulin G4 (IgG4) (kappa) isotype immune-modulating monoclonal antibody that binds to CEACAM1, a protein used by cancer cells to suppress the immune system.

The carcinomaembryonic antigen cell adhesion molecule 1 (CEACAM1) belongs to the immunoglobulin superfamily. CEACAM1 interacts with itself (i.e., hemophilic interaction) and with CEACAM5 (heterophilic interaction), as well as with various bacterial proteins. Different functions have been attributed to the CEACAM1 protein: anti-proliferative properties in carcinomas of the colon and prostate, or facilitation of proliferation in melanoma; central involvement in angiogenesis, insulin clearance and in immune-modulation. CEACAM1 is expressed by many types of tumors and is associated with poor prognosis in cutaneous melanoma, uveal melanoma, hepatocellular carcinoma, colorectal cancer and lung cancer. In addition, increased CEACAM1 expression on peripheral blood lymphocytes and elevated serum CEACAM1 were observed in patients with melanoma, osteosarcoma and pancreatic carcinoma. These collective observations provide a strong justification for the development of a therapeutic approach that targets the immuno-suppressive function of CEACAM1.

[In the phase I clinical trial,] CM-24 reversed CEACAM1-mediated immune evasion by abrogating CEACAM1-CEACAM1 interactions, restoring ZAP70 phosphorylation and TCR-driven effector functions, while maintaining antigen-restricted recognition. This abrogates the immunosuppressive function of CEACAM1, promoting cell killing by T cells and NK cells. [The results showed that the effect of CEACAM1 blockade did not lead to general immune activation, but to anti-cancer-specific activation.

CM-24 is a blocking monoclonal antibody that prevents CEACAM1-CEACAM1 and CEACAM1-CEACAM5 interactions, thus enhancing the cytotoxic activity of lymphocytes.

Preclinical and Mechanism of Action and Target Validation

The preclinical studies have shown evidence that CM-24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines. Additional preclinical studies provide strong justification for CM-24’s mechanism of action in activating the immune system through multiple pathways as validated by world renowned researchers at Harvard Medical School and MIT, in an article published in Nature* as well as by Prof. Gal Markel from the Tel HaShomer Medical Center**. Additional preclinical studies showed that a combination of CM-24 with a PD-1 antibody resulted in a synergistic anti-cancer effect.

*	Huang Y-H, et al., (2015) Nature, 517(7534): 386–390. doi:10.1038/nature13848
**	Markel G., et al., (2006) J Immunol., 177:6062-6071; doi: 10.4049/jimmunol.177.9.6062

Phase I Clinical Trial

MSD conducted an interventional, Phase I, first in human, non-randomized, single group assignment, open-label, multi-centered and multiple escalating doses study to assess the safety, efficacy, pharmacokinetics and tolerability of CM-24 (Anti-CEACAM1) humanized monoclonal IgG4 antibody in the treatment of subjects with selected advanced or recurrent malignancies including melanoma, non-small cell lung adenocarcinoma (NSCLC) and bladder, gastric, colorectal or ovarian cancer.

The main objectives of the Merck clinical study were to assess the safety and tolerability of CM-24 and to determine the recommended dose for Phase II trials, characterization of the pharmacokinetic profile and immunogenicity of CM-24, and to evaluate the preliminary efficacy of the drug. The trial was conducted at four sites in the U.S. and Israel, and was designed based on a dose escalation stage and an expansion stage. Merck terminated the trial following administration of CM-24 to 27 patients and prior to reaching the expansion stage.

Main conclusions by us from the Phase I clinical trials results:

-	CM-24 was found to be generally safe and well tolerated. There were no DLTs up to 10mg/kg and no drug related morbidity

-	Saturation was not reached up to 10mg/kg. PK modeling suggests that slower clearance with increasing dose and higher half-life with increasing dose, PK variability across patients, and full receptor occupancy may likely require doses >10mg/kg

-	Treatment related AE’s in 11 patients – 15% (deaths associated with progressive disease; otherwise Grade 3 increased LFTs, Fatigue, anorexia, Nausea/Vomiting, Headache)

Our Clinical Development Plans for CM-24

We believe that CM-24 is a promising agent which has a potential to be efficacious in combination with anti PD-1 agents and other checkpoint inhibitors for patients with cancer. The Phase I study noted above showed that CM-24 was in general well tolerated, and resulted in a stable disease rate of approximately 29% in the treated subjects. The Phase I study was not designed to pre-screen CEACAM-1 levels on tumor tissue. Furthermore, in this Phase I study, pembrolizumab, a PD-1 inhibitor, was not tested in combination with CM-24. Further, the doses used in the aforementioned study were below those required to reach target (CEACAM1) saturation as determined by pharmacokinetic evaluations in the study.

As a result, given what we believe to be the good safety and tolerability profile of CM24, and the data from preclinical studies showing synergistic anti-cancer effects of this antibody with PD-1 inhibitors, we plan to initiate a clinical study evaluating such a combination. We plan to start our dosing in combination with an anti-PD-1 antibody at the level which was found to be safe for CM-24 in the earlier Phase I study, after consultation of the regulatory authorities. Our plan is to evaluate safety as the primary endpoint, as combination therapy, with secondary assessments of efficacy and pharmacokinetics at higher saturating doses of CM-24.

Intellectual Property of FameWave

License Agreement from Tel HaShomer

On April 16, 2012, cCAM entered into a license agreement with THM, and Ramot at Tel Aviv University Ltd. (“Ramot”) which was effective as of May 25, 2010, pursuant to which THM and Ramot granted cCAM a worldwide, royalty-bearing, exclusive license to develop, manufacture, produce, market and sell any biopharmaceutical product and/or diagnostic product using patents and inventions owned by THM and Ramot in connection with uses of the glycoprotein CEACAM1 (the “Agreement”). The Agreement was subsequently amended in 2013 and in 2015.

In conjunction with the closing of the reversion agreement amongst MSD, cCAM and FameWave, the parties shall execute an Assignment and Assumption Agreement by and between FameWave and cCAM (an MSD subsidiary), according to which cCAM shall assign to FameWave all its rights, title and interest in, to and under the License Agreement, which Assignment and Assumption Agreement shall be countersigned by each of Ramot and THM, as a condition for closing of such reversion agreement (defined as the transfer of those certain assets from cCAM and MSD to FameWave).

Under the terms of the License Agreement, THM and Ramot retain ownership of the licensed information (defined as the patents and inventions licensed under the License Agreement). However, cCAM will own all rights to any data and information created and/or generated by cCAM, whether or not its development is based on the licensed information, including any proprietary intellectual or industrial property rights. cCAM and THM and/or Ramot will jointly own all rights to any data and information mutually created and/or generated by cCAM together with THS/Ramot/Sheba employees or agents, or TAU’s students, employees or agents.

cCAM has the right to grant sub-licenses to third parties in accordance with the terms set forth in the License Agreement. THM and Ramot retain the right to use the licensed information solely for academic and/or scholarly purposes, provided that such use does not harm and/or expose cCAM’s confidential information.

In consideration for the license grant, cCAM agreed to pay to THM an annual license fee, royalties based on a percentage of “Net Sales”, a percentage of the sales-based sublicense fees, and a percentage of the sublicense fees. Additionally, cCAM has undertaken to pay certain milestone payments and a percentage of all consideration received by cCAM or its shareholders as a result of or in connection with an exit event (as defined). Finally, THM also received an assignable warrant to purchase, upon the closing of an IPO, ordinary shares of cCAM, at a price equal to a certain percentage of the forecast initial market value of cCAM for each share as was determined, prior to the IPO, for the purpose of the IPO.

cCAM agreed to bear sole responsibility and payment obligations for any damage caused by or on behalf of cCAM or any sublicensee as a result of or in connection with the License Agreement and/or the exercise of the license. cCAM is also required to indemnify THM, Sheba, TAU and Ramot, and their respective employees, agents and representatives, from and against any and all loss, liability, claims, damages and expenses (including legal costs and attorneys’ fees) of whatever kind or nature by a third party that arise out of and/or result from the Agreement and/or the exercise of the license, or to the extent that they are based on a claim that the licensed information, the products or other material produced by cCAM infringes any third party’s intellectual property rights including copyright, trade secret, patent, or trademark.

According the License Agreement, cCAM undertook to develop, manufacture, sell and market products pursuant to the milestones and time schedule attached to the License Agreement. cCAM is required to bear all costs and fees incurred prior to and during the term of the License Agreement, in connection with the preparation, filing, maintenance, prosecution and the like of any patents deemed necessary to protect the licensed information, and in case of third party infringement, cCAM is obligated, at its expense, to institute, prosecute and control any action or proceeding with respect to such infringement.

THM is entitled to appoint an observer to cCAM’s board of directors who has all the rights of any other director of cCAM save for the right to vote.

cCAM has agreed to purchase and maintain, at its own expense, insurance which covers its liability pursuant to the License Agreement, in its name and naming the indemnified parties as additional insured parties.

The term of the License Agreement continues on a product-by-product and country-by-country basis, until the later of (i) the date of expiry of the last of the licensed patents in such country; or (ii) the expiry of a period of 15 years from the first commercial sale in such country.

THM and Ramot may terminate the License Agreement and/or the license if (i) the first commercial sale of the product has not been made within 2 years from FDA or CE marketing approval; (ii) cCAM breaches any of its obligations under the License Agreement and such breach is not cured within 60-90 days, depending on the materiality of the breach; (iii) cCAM breaches any of cCAM’s obligations under the License Agreement, and such breach remains uncured for 90 days after written notice; (iv) cCAM becomes insolvent, or petitions are filed against it under insolvency laws; (v) cCAM has ceased to carry on business as an ongoing concern; or (vi) cCAM has challenged, challenges, or causes any third party to challenge, the intellectual property rights or other rights or THM or Ramot to the licensed information anywhere in the world.

Upon termination of the License Agreement, other than due to expiration of the License Agreement, all rights granted to cCAM revert to THM and Ramot and cCAM will not be entitled to make any further use in the licensed information. The License Agreement is governed by the laws of the State of Israel.

The patent rights expected to be transferred and assigned to FameWave under the Reversion Agreement, are the patent families under the following titles:

(1)	Anti ceacam1 antibodies and methods of using same

(2)	A method of diagnosing cancer

(3)	Antibodies specific to carcinoembryonic antigen-related cell adhesion molecule 1 (CEACAM1)

(4)	Compositions comprising anti-ceacam-1 and anti-pd antibodies for cancer therapy

(5)	Humanized anti- CEACAM1 antibodies

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

Section 505(b)(2) New Drug Applications

We intend to submit applications for our therapeutic candidates that comprise APIs of one or more previously approved drug products that we may develop in the future, via the 505(b)(2) regulatory pathway. A drug sponsor may file a 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA: a 505(b)(1) NDA. Section 505(b)(2) of the Food, Drug, and Cosmetic Act, or FDC, was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Since the studies or clinical trials have already been successfully performed and reviewed by the FDA, the 505(b)(2) NDA can expedite the approval process. Generally, the application is typically used for drug approval to treat new indications of a previously approved drug or new formulations of previously-approved products. Some examples of products that may be allowed to follow a 505(b)(2) path to approval are drugs that have a new dosage form, strength, route of administration, formulation or indication.

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

FDA Guidelines on Anti-Hypertensive Drugs

In March 2011, the FDA published a new draft guideline stating that drugs designed to be anti-hypertensive may include in the usage indication section of the package insert a statement that “Reduced blood pressure decreases the risk of suffering fatal and non-fatal cardiovascular events, mainly stroke and myocardial infarction”. We do not intend to prove through clinical trials that the Consensi™ therapeutic candidate reduces the risk of suffering from the aforesaid diseases. Nevertheless, we expect that the said draft guideline will have a positive effect on the commercialization of the Consensi™ combination drug product because the product is intended to prevent hypertension. Consensi™ will be the only NSAID whose labeling indicates a reduction of blood pressure and consequent risk reduction of heart attack, stroke, and death. The therapy may contribute to improved patient compliance and improved patient health, thereby lowering overall health care costs.

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

Other U.S. Healthcare Laws and Compliance Requirements

For products distributed in the United States, we will also be subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct our business. Potentially applicable federal and state healthcare laws and regulations include the following:

●	The federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

●	The federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

●	The Ethics in Patient Referrals Act, commonly referred to as the Stark Law, and its corresponding regulations, prohibit physicians from referring patients for designated health services (including outpatient prescription drugs) reimbursed under the Medicare program to entities with which the physicians or their immediate family members have a financial relationship, subject to narrow regulatory exceptions, and prohibits those entities from submitting claims to Medicare for payment of items or services provided to a referred beneficiary;

●	The federal False Claims Act imposes criminal and civil penalties, as well as permitting civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

●

The so-called federal “Sunshine Act” requires certain pharmaceutical and medical device companies to monitor and report certain financial relationships with physicians and other healthcare providers to CMS for disclosure to the public;

●	The Health Insurance Portability and Accountability Act of 1996, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services. This statute also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

●	Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies report or disclose pricing or other financial information and to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

Reimbursement in the U.S.

Sales of our Consensi™ drug product and our NT219 therapeutic candidate and other therapeutic candidates, if approved, in the United States may depend, in part, on the extent to which the costs of the approved products will be covered by third-party payers, such as government health programs, commercial insurance and managed health care organizations. These third-party payers are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. Our Consensi™ drug product has not yet received reimbursement from government or other third party payers. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payers do not consider our drug products to be cost-effective compared to other available therapies, they may not cover our Consensi™ drug product or therapeutic candidates, if approved, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drug products on a profitable basis.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the MMA), imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries and included a major expansion of the prescription drug benefit under Medicare Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government reimbursement for some of the costs of prescription drugs may increase demand for our Consensi™ drug product or our therapeutic candidates, if approved, if they are covered by a Part D prescription drug plan. However, any negotiated prices for our Consensi™ drug product or our therapeutic candidates, if approved, covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payers.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009. This law provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes of Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payers, it is not clear how such a result could be avoided and what if any effect the research will have on the sales of our Consensi™ drug product or our therapeutic candidates, if approved, if any such drug product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our Consensi™ drug product or our therapeutic candidates, if approved. Decreases in third-party reimbursement for our Consensi™ drug product or our therapeutic candidates, if approved, or a decision by a third-party payer to not cover our Consensi™ drug product or therapeutic candidates, if approved, could reduce physician usage of the drug products and have a material adverse effect on our sales, results of operations and financial condition.

The Patient Protection and Affordable Care Act

In 2010, President Obama signed into law the Healthcare Reform Law, which resulted in sweeping changes across the U.S. health care industry. One of the primary goals of this comprehensive legislation was to extend health insurance coverage to currently uninsured legal U.S. residents through a combination of public program expansion and private sector health insurance reforms. To fund the expansion of insurance coverage, the Healthcare Reform Law contains measures designed to promote quality and cost efficiency in health care delivery and to generate budgetary savings in the Medicare and Medicaid programs, as well as enhance remedies for fraud and abuse enforcement. The Healthcare Reform Law’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the U.S. government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our Consensi™ drug product or our NT219 therapeutic candidate, if approved, being chosen less frequently or the pricing being substantially lowered. Additionally, the Healthcare Reform Law is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. The Healthcare Reform Law also includes significant provisions that encourage state and federal law enforcement agencies to increase activities related to preventing, detecting and prosecuting those who commit fraud, waste and abuse in federal healthcare programs, including Medicare, Medicaid and Tricare. Since the enactment of the Healthcare Reform Law, numerous regulations have been issued providing further guidance on its requirements. Some of the provisions of the Healthcare Reform Law have not yet been fully implemented, and certain provisions have been subject to judicial and Congressional challenges. Several states have decided not to expand their Medicaid programs and are seeking alternative reimbursement models to provide care to the uninsured. The healthcare regulatory environment in the United States is still in flux, and judicial challenges and legislative initiatives to modify, limit, or repeal the Healthcare Reform Law continue and may increase in light of the change in administrations following the most recent United States Presidential election and the U.S. Congress. The manner in which these issues are resolved could materially affect the extent to which and the amount at which pharmaceuticals are reimbursed by government programs such as Medicare, Medicaid and Tricare.

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

The pertinent obligations under the Innovation Law and the IIA’s rules and guidelines are as follows:

●	Local Manufacturing Obligation. The terms of the grants under the Innovation Law and the IIA’s rules and guidelines require that a company which received IIA grants, or the Recipient Company, is prohibited from manufacturing products developed using these IIA grants outside of the State of Israel without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice). If the Recipient Company receives approval to manufacture products developed with IIA’s grants outside of Israel, it will be required to pay increased royalties to the IIA, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The Recipient Company may also be subject to an accelerated royalty repayment rates. A Recipient Company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant and avoiding the need to pay increased royalties to the IIA.

●	Certain reporting obligations. A recipient of IIA grant is required to notify the IIA of certain events enumerated in the IIA’s rules and guidelines.

●	Know-How transfer limitation. The IIA’s rules and guidelines restrict the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA funded know-how outside of Israel requires prior IIA approval and in certain circumstances is subject to payment of a redemption fee to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which such fee will not exceed 600% of the grants amount plus interest). Upon payment of such fee, the know-how and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law and to the IIA’s rules and guidelines.

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

Approval to manufacture products outside of Israel or consent to the transfer of IIA funded know-how, if requested, might not be granted or may be granted on terms that are not acceptable to us. The scope of the support received, the royalties that we have already paid to the IIA, the amount of time that has elapsed between the date on which the know-how was transferred and the date on which the IIA grants were received and the sale price and the form of transaction will be taken into account in calculating the amount of the payment to the IIA in the event of a transfer of IIA funded know-how outside of Israel.

The government of Israel does not own intellectual property rights in technology developed with IIA funding and there is no restriction on the export of products manufactured using technology developed with IIA funding. However, the know-how is subject to transfer of know-how and manufacturing rights restrictions as described above. The IIA’s approval is not required for the export of any products resulting from the IIA research or development grants. In addition, the IIA in 2017 published rules and guidelines for the granting of licenses to use know-how developed as a result of research financed by the IIA to foreign entities. According to such rules, we will be required to receive the IIA’s prior approval for the grant of such use rights, and we will be required to pay the IIA certain amount in accordance with the formula stipulated under these rules and guidelines.

These restrictions may impair our ability to enter into agreements to perform or outsource manufacturing outside of Israel, or otherwise transfer or sell TyrNovo’s IIA funded know-how outside of Israel without the approval of the IIA. Furthermore, in the event that we, through TyrNovo, undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA funding pursuant to a merger or similar transaction, the consideration available to TyrNovo’s and/or our shareholders may be reduced by the amounts it is required to pay to the IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law and the IIA’s rules and guidelines may subject TyrNovo to financial sanctions, to mandatory repayment of grants received by it (together with interest and penalties) and may expose TyrNovo to criminal proceedings. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded via IIA programs and this may lead to additional royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder.

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

In addition, the IIA in 2017 published rules and guidelines for the granting of licenses to use know-how developed as a result of research financed by the IIA to foreign entities. According to such rules, we will be required to receive the IIA’s prior approval for the grant of such use rights, and we will be required to pay the IIA certain amounts in accordance with the formula stipulated under these rules and guidelines. In August 2018, the IIA updated the abovementioned rules and established a new mechanism with respect to the grant of a license by a company (which is part of a multinational corporation) that received grants from the IIA to its group entities to use its funded know-how. Such license is subject to the IIA’s prior approval and to the payment of 5% royalties from the income deriving from such license. Such mechanism includes certain restrictions which must be met in order to be able to enjoy such lower royalty payment.

C.	Organizational Structure

Our corporate structure consists of Kitov Pharma Ltd., incorporated in the State of Israel, and our majority owned subsidiary TyrNovo Ltd., of which we own approximately 97.59% of its shares.

On March 14, 2019, we announced that we entered into the Acquisition Agreement to acquire FameWave. FameWave’s main asset is CM-24, a clinical stage humanized monoclonal antibody targeting CEACAM1, a novel immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. Finalization of the closing of the transactions for the acquisition of FameWave is pending fulfillment of the closing conditions, including, amongst others, approval of our shareholders at a shareholders meeting scheduled for April 29, 2019. Upon closing of the acquisition transaction, FameWave will become a wholly owned subsidiary of Kitov Pharma. Should the complete transaction not close, we will be entitled to repayment of the amounts loaned by us out of amounts actually received by FameWave from commercialization transactions of CM-24. If no such commercialization transaction is consummated within 36 months from termination, we will be entitled to 20% of FameWave in return for the approximately $2 million loan from the Cash Escrow which was previously provided. Furthermore, should the transaction not close due to the failure of FameWave to finalize the clinical collaboration agreement, or the failure of certain other closing conditions to be fulfilled by the current shareholders of FameWave, then we will be entitled to 100% of FameWave in return for the approximately $2 million loan from the Cash Escrow which was previously provided. For more information on the transaction please see Item 4.A. History and Development of the Company – Recent Developments – FameWave Acquisition. For more Information on the Acquisition Agreement in connection with this transaction please see Item 10 – Additional Information – C. Material Contracts – FameWave Acquisition Agreement.

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

All of our facilities are leased, and we do not own any real property. The principal executive offices for Kitov Pharma and TyrNovo are in a commercial office building located in the Round Tower in the Azrieli Center, Tel-Aviv, Israel. Our current office space of approximately 300 square meters is subject to a 60-month lease which commenced on January 1, 2015. During 2018 we sub-leased portions of this office, and we anticipate that we may in the future enter into additional short or longer term sub-leases of some of this office space. We have no material tangible fixed assets apart from the properties described above. We believe our facilities are adequate and suitable for our current needs.

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

We are an innovative development-stage pharmaceutical company currently focused on the development of NT219, a small molecule that we believe presents a new concept in cancer therapy by promoting the degradation of two oncology-related proteins to overcome resistance to cancer drug treatment, and marketing through partners of Consensi™, an FDA-approved combination drug for the simultaneous treatment of two clinical conditions: pain caused by osteoarthritis, and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for osteoarthritis

NT219 therapeutic candidate works by overcoming tumors’ cancer drug resistance and would be developed as a drug to be used in combination with other cancer drugs or treatments. The NT219 technology has been tested in a number of PDX models where human cancer cells are taken and transplanted into mice and then used to test various cancer drugs. NT219 has been tested against and in combination with various classes of cancer drugs that have been recently developed as well as older standard chemotherapy.

The FDA approved our NDA for Consensi™ on May 31, 2018, for patients suffering from hypertension and from osteoarthritis for whom treatment with amlodipine for hypertension and celecoxib for the treatment of osteoarthritis are appropriate. Consensi™ is based on the generic drugs celecoxib and amlodipine besylate. Celecoxib is the active ingredient of a known and approved-for-use drug designed primarily to relieve pain caused by osteoarthritis. Celecoxib is the active ingredient in the branded drug Celebrex®. This combination is designed to simultaneously relieve pain caused by osteoarthritis and treat hypertension, which is one of the side effects of using non-steroidal anti-inflammatory drugs, or NSAIDs, for treating pain caused by osteoarthritis.

Now that Consensi™ has been approved for marketing in the United States and that we have executed a marketing and distribution agreement for the commercialization of Consensi™ in the United States, China and South Korea, we intend to shift the focus of our clinical and regulatory teams to our NT219 therapeutic candidate currently in development for various oncology indications. Based on our current development plans, we expect to submit an IND for NT219 during the second half of 2019. We intend to leverage the teams’ drug development expertise gained from the Consensi™ approval process to advance the NT219 program.

In addition, we may consider the acquisition of oncology therapeutic candidates at various stages of development. Other than the Acquisition Agreement for the Transaction to acquire FameWave, we currently have no binding agreements or commitments to complete any transaction for the possible acquisition of new therapeutic candidates or approved drug products.

Our goal is to become a significant player in the development of innovative drugs with a clinical and commercial added value, focusing on the oncology space.

Key elements of our strategy are to:

●	develop our therapeutic candidates with clinical and commercial advantages and obtain approval thereof from the FDA and other foreign regulatory authorities;

●	leverage our expertise in the clinical and regulatory processes in the United States, together with our research and development capabilities and network of professional advisors, to efficiently develop new drug candidates in different stages of development and achieve marketing authorization;

●	expand our line of therapeutic candidates through the acquisition or in-licensing of technologies, products and drugs focused in oncology space and intended to meet clinical needs, thereby utilizing the skills, knowledge and experience of our personnel to develop and enhance the value of additional products, and bring them to market efficiently;

●	cooperate with third parties to both develop and commercialize therapeutic candidates in order to share costs and leverage the expertise of others; and

●	enter into licensing arrangements with international companies for current or future potential therapeutic candidates based on potential upfront and milestone payments, royalties and/or other marketing arrangements, depending on product and market conditions.

History of Losses

Since commencement of our pharmaceutical research and development operations, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and will need to obtain additional funds to further develop our research and development programs. As of December 31, 2018, we had an accumulated deficit of approximately $43.7 million.

We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and to raise additional capital in the future through either debt or equity financing. We believe our existing working capital will be sufficient to meet our present requirements through at least the next twelve months.

Components of Statement of Operations

Revenues

We began to generate revenues in 2017 for upfront and milestones achieved under our commercialization agreements for Consensi in South Korea and China. Our agreement with our commercialization partners includes additional regulatory and sales related milestone payments. We cannot predict the timing of meeting those milestones and receiving the related milestone payments, if any.

Effective as of January 1, 2018, we adopted the IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) which provides new guidance on revenue recognition. Due to the full retrospective method of adoption of IFRS 15, we restated the 2017 revenues and recorded revenues of $100 thousand.

Research and Development Expenses

Our research and development costs comprise of basic scientific research, pre-clinical studies, CMC development, clinical studies, post marketing commitments and medical research. Our research and development team combines our clinical and regulatory development expertise mainly in the United States and the research and development capabilities of our scientists in Israel. During the years 2014 and 2018, we focused on the clinical development, CMC development and regulatory activities related to Consensi, and since 2017 we also expanded into research and development of NT219, including pre-clinical development, mechanism of action research and CMC development. A significant portion of our research and development activities, including our preclinical and clinical studies, are performed through subcontractors such as clinical research organizations (CROs) and third-party manufacturers. Our non-GLP preclinical models are performed mainly by our employees in rented labs or at subcontractors’ labs.

Our research and development expenses may fluctuate depending on the scope and timing of certain high-expense activities such as clinical trials. For example, from 2014 through the first half of 2018, we performed Phase III and Phase III/IV clinical trials in connection with Consensi™ that increased our research and development costs. We intend to initiate a clinical study for NT219 in the second half of 2019, subject to IND approval, which may again increase our research and development expenses in 2020 and beyond.

Research and development expenses also include compensation for our employees and consultants for medical, regulatory and development work. Our research and development staff currently consists of 4 full-time employees, which we may expand as we expand our research and development activities including clinical trials.

We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

From the commencement of the pharmaceutical research and development activities of Kitov Pharmaceuticals in 2011 through December 31, 2018, and of TyrNovo from January 2017 through December 31, 2018, we have incurred research and development expenses of approximately $20 million. Set forth below is a summary of the research and development costs for the years ended December 31, 2018, 2017 and 2016. Virtually all of the costs were incurred in connection with the development of Consensi™ and, subsequent to the acquisition of TyrNovo in January 2017, in connection with the development of NT219.

	Year Ended December 31
	2018	2017	2016	Total
	(U.S. dollars in thousands)
Total research and development expenses	5,268	4,640	4,180	14,088

In addition to the major cost of pre-clinical studies, clinical trials, and CMC development, research and development expenses include consulting expenses for regulatory and project management work required for development of our therapeutic candidate portfolio. Set forth below is a summary of our research and development expenses based on the type of expenditure.

	Year Ended December 31
	2018	2017	2016
	(U.S. dollars in thousands)
Payroll expenses – mainly related party	933	969	493
Share-based payments	546	709	176
Sub-contractors	3,789	2,962	3,511

	5,268	4,640	4,180

In April 2014, we entered into an agreement with Dexcel for the development of the drug formulation for Consensi™ and its manufacture in quantities sufficient to support the filing of an NDA with the FDA. We therefore began incurring costs in 2014 through 2018 for the development of the drug formulation for Consensi™.

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our therapeutic candidates for potential commercialization. Our future research and development expenses will depend on the success of the preclinical and clinical trials for our product or therapeutic candidates, as well as availability of resources and based on ongoing assessments of the commercial potential of our products or therapeutic candidates. In addition, we cannot forecast with any degree of certainty which products or therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.”

As we obtain results from preclinical studies and/or clinical trials, we may elect to discontinue or delay development and preclinical studies and/or clinical trials for certain products or therapeutic candidates in order to focus our resources on more promising therapeutic candidates or projects. Alternatively, we may elect to expend more resources for our current products and therapeutic candidates than currently anticipated. Completion of preclinical studies and/or clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Regulatory Matters.”

The lengthy process of completing CMC and/or preclinical studies and/or clinical trials and seeking regulatory approvals for our therapeutic candidates requires substantial expenditures. Any failure or delay in completing preclinical and/or clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for directors, employees and consultants in executive and operational functions. Other significant general and administrative expenses include professional fees for outside accounting and legal services, travel costs, insurance premiums and reimbursement of legal expenses associated with class action claims.

Other Expenses (income)

Other Expenses represents the fair value of the rights granted to Taoz in 2017 as part of the Company’s settlement with Taoz, regarding the acquisition of TyrNovo. Such rights were subsequently canceled following the acquisition of the remaining shares held by Taoz during 2018.

Finance Income and Finance Expense

Finance Expense comprises primarily changes in the fair value of financial liabilities as well as bank fees. Finance Income comprises changes in the fair value of financial liabilities and interest income from funds held in bank deposits.

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

Fair value measurement of non- trading derivatives

The fair value of the rights granted to Taoz as part of the Company’s settlement with Taoz, regarding the acquisition of TyrNovo were based on the Monte-Carlo Simulation method that takes into account the various parameters associated with the rights (such as the valuation of TyrNovo at milestone, the probability of reaching the milestone, volatility, etc.). Different assumptions could result in material changes to the expense amounts recorded for these options. Upon the acquisition all remaining shares held by Taoz during 2018 and cancellation of such rights, we no longer recognize this derivative liability. In addition, we have non-traded warrants which are derivative liabilities for which fair value method used is Black-Scholes.

Assessment of Probability of contingent liabilities

The company makes assessments whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company.

Accounting Treatment of FameWave Acquisition

Based on a preliminary assessment, we concluded that the acquisition of FameWave should be accounted for as an asset acquisition by us rather than as a business combination under IFRS 3, Business Combinations. The acquisition should be accounted for as an asset acquisition because substantially all of the fair value of the assets being acquired are concentrated in a group of assets to be acquired by FameWave prior to or concurrent with the consummation of the Transaction. Furthermore, the acquired assets did not have outputs or employees. The assets acquired by us under the Acquisition Agreement include a license, other associated intellectual property, documentation and records, and drug materials but the purchase price has not been allocated yet.

A.	Operating Results

Comparison of the Year Ended December 31, 2018 to the Year Ended December 31, 2017

Revenues

As from January 1, 2018 we applied IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) which provides new guidance on revenue recognition. In 2018, we recorded revenues of $ 1 million. Due to full retrospective method of adoption of IFRS 15, we restated 2017 revenues and recorded revenues of $ 0.1 million.

These revenues are for upfront fees and milestones achieved under our commercialization agreements for Consensi™ in South Korea and China. Our agreements with our commercialization partners include additional regulatory and sales related achievement milestones.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2018 were $5.3 million, an increase of $0.6 million, or 13%, compared to $4.6 million for the year ended December 31, 2017. The increase resulted primarily from higher expenses in 2018 associated with NT219 preclinical and CMC development of $1.2 million offset by decrease in clinical studies expenses for Consensi™ of $400 thousands.

General and Administrative Expenses

General and administrative expenses, net of reimbursement from insurance for legal fees, for the year ended December 31, 2018 were $4.5 million, a decrease of $1.9 million, or 29.7%, compared to $6.4 million for the year ended December 31, 2017. The decrease resulted primarily from higher legal expenses in 2017 associated with class action claims and reimbursement for a portion of these legal fees received in 2018.

Other Expenses (income)

For the year ended December 31, 2018 we had income of $0.9 million as a result of the cancelation of certain rights granted to Taoz in 2017. This cancelation was done as part of our acquisition of Taoz’s holdings in TyrNovo. In 2017, we incurred an expense of $1.0 million as a result of the rights granted to Taoz as part of our settlement with Taoz, in connection with the acquisition of TyrNovo.

Operating Loss

Our operating loss for the year ended December 31, 2018 amounted to $7.8 million, compared with an operating loss of $12 million for the year ended December 31, 2017, a 35% decrease. The decrease in operating loss reflects $1.0 million in revenue in 2018 in connection with a commercialization agreement of Consensi™ and the significant decrease in general and administrative expenses as mentioned above during the year ended December 31, 2018, offset by an increase in research and development expenses.

Finance Income, net

 Finance income, net for the year ended December 31, 2018 was $2.3 million in comparison to finance expense of $0.9 million for the year ended December 31, 2017. The change was related primarily to income from adjustments to fair value of warrants accounted as a derivative liability, that resulted in 2018 in an income of $2.7 million, and in 2017 in an expense of $1.0 million. See Note 17 to the financial statements for the year ended December 31, 2018, included in this Annual Report on Form 20-F.

Loss for the Period

 Our net loss for the year ended December 31, 2018 amounted to $5.6 million, compared to a net loss of $12.9 million for the year ended December 31, 2017, a decrease of $7.3 million, which is a result of the decrease in operating loss mentioned above and finance income of $2.3 million recognized in the year ended December 31, 2018, compared to finance expense of $1.0 million incurred in the year ended December 31, 2017, due to the adjustment in fair value of derivatives recognized as discussed above.

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

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was signed into law. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. For 2018, we have not elected to utilize this exemption and, therefore, this has no effect on our financial statements. Should we elect to utilize this exemption, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. In addition, as a result of such possible election, our future financial statements may not be comparable to those of public companies that are not emerging growth companies and are required to comply with public company effective dates for new or revised accounting standards.

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

Our NT219 therapeutic candidate is in the research and development stage and therefore does not generate revenues, and our FDA-approved drug Consensi™ has generated limited milestone revenues and is not expected to generate additional revenues until launch of the product in the United States currently planned for the end of 2019. Since commencement of our operations as a pharmaceutical research and development company, our activities have been financed by equity offerings, as well as private loans which were subsequently fully repaid. We have raised gross proceeds of approximately NIS 33.5 million (approximately $9.2 million based on the representative rates of exchange on the dates of the closings, March 3, 2014, September 3, 2014, and March 30, 2015) from our public offerings on the TASE, approximately $13.0 million from our initial public offering on NASDAQ in November 2015, approximately $12.0 million for our follow-on public offering on NASDAQ in July 2016, approximately $3.5 million from a registered direct offering in July 2017, approximately $8.1 million from a registered direct offering in June 2018 (described below) and approximately $6.0 million from a registered direct offering in January 2019 (described below). The proceeds from the public and registered direct offerings were used mainly to fund our ongoing operations and to acquire TyrNovo. As of December 31, 2018, we had on hand approximately $6.7 million in cash and cash equivalents, and in short term deposits. In January 2019, we raised a net of $5.5 million through a registered direct offering mentioned above.

We believe that our current cash and cash equivalents are sufficient to satisfy liquidity requirements for the next 12 months. Since we do not know whether we will generate significant revenues from our drugs and therapeutic candidate, if ever, should we decide to continue the development of NT219 and to develop any additional therapeutic candidates, we may need substantial additional funds to acquire, develop, and/or commercialize such therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our long term capital requirements will depend on many factors, including:

●	the regulatory path of our therapeutic candidates;

●	our ability to successfully commercialize Consensi and our NT219 therapeutic candidate, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the progress, success and cost of our preclinical studies and/or clinical trials and research and development programs;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to commercialize or out-license Consensi™ or our therapeutic candidate or obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidate, which may have a material adverse effect on our business, financial condition and results of operations.

Pursuant to the Acquisition Agreement with FameWave, dated March 14, 2019, we deposited with an escrow agent $2 million Cash Escrow in order to secure payments by FameWave to MSD for the return of the intellectual property rights to CM-24 to FameWave and/or to repay any loans that the shareholders of FameWave may provide FameWave between the effective date of the Acquisition Agreement and the closing. Until the closing of the Transaction, FameWave may enter into loan agreements with the investment fund shareholders and/or accrue indebtedness or liabilities, in an amount not to exceed an amount equal to $3.5 million less the funds used from the Cash Escrow for payment of the fee to MSD for the return of the rights to CM-24, for the purpose of funding FameWave’s current business activities in accordance with the business budget agreed between the two parties, plus an additional deviation of up to $100,000 on account of such business activities. We undertook to cause FameWave to repay at or prior to closing, all Permitted Loans provided by selling FameWave shareholders following October 21, 2018, utilizing the Cash Escrow, and to the extent that Permitted Loans were provided such that the balance at closing of the Transaction of the Permitted Loans is in excess of the our Cash Escrow account balance, such excess balance amount shall be set off from the $3.5 million Subscription Amount to be invested by the investors at closing of the Transaction. As such, we may receive reduced amount of investment from the investment fund shareholders of FameWave to the extent that the Permitted Loans exceeds our Cash Escrow amount.

Should the Transaction not close, pursuant to the Acquisition Agreement, we will be entitled to repayment of the amounts loaned by us out of amounts actually received by FameWave from commercialization transactions of CM-24. If no such commercialization transaction is consummated within 36 months from termination, we will be entitled to 20% of FameWave in return for the approximately $2 million loan from the Cash Escrow. Furthermore, should the Transaction not close due to the failure of FameWave to finalize the clinical collaboration agreement, or the failure of certain other closing conditions to be fulfilled by the current shareholders of FameWave, then we will be entitled to 100% of FameWave in return for the approximately $2 million loan from the Cash Escrow.

Cash Flow

Operating activities

For the year ended December 31, 2018, net cash flow used in operating activities was approximately $8.5 million compared to approximately $8.6 million for the year ended December 31, 2017. The decrease of $0.1 million in net cash flow used in operating activities was due to a decrease in operating losses, net of adjustments, offset by a decrease in net change in assets and liabilities. The cash used in operating activities consisted of expenses associated with the preparation of our NDA for Consensi™, which was approved in May 2018, expenses for our Phase III/IV renal function clinical trial for Consensi™, expenses for the development of NT219 and general and administrative expenses, net of revenues from the Consensi commercialization agreement.

We had no significant investment activities during the years ended December 31, 2018, 2017, and 2016 other than our acquisition in January 2017 of a majority ownership interest in TyrNovo from its majority shareholder. The cash portion of the consideration for the acquisition which closed in January 2017 was, following various post-closing purchase priced adjustments and set-offs, approximately $1.8 million.

Financing activities

For the year ended December 31, 2018, financing activities consisted of net proceeds received from the June 2018 issuance of ADSs in a registered direct offering and unlisted, unregistered warrants in a concurrent private placement for approximately $7.4 million, compared to net proceeds received for the year ended December 31, 2017, from the July 2017 issuance of ADSs in a registered direct offering and unlisted, unregistered warrants in a concurrent private placement for approximately $3.1 million. The proceeds from the share issuances in 2018 and 2017 were used to finance the operating activities of the Company

As of December 31, 2018 Kitov Pharma had no borrowings.

As of December 31, 2018, and as of the date of this Annual Report on Form 20-F, we had no commitments for capital expenditures.

C.	Research and Development, Patents and Licenses

See above under Item 5 - Operating and Financial Review and Prospects – A. Operating results – Components of Statement of Operations - Research and Development Expenses.

D.	Trend Information

We are a pharmaceutical company which focuses its activities on the development of our therapeutic candidate and commercialization of our FDA approved drugs. It is not possible for us to predict with any degree of accuracy the outcome of our research and development or commercialization efforts with regard to our therapeutic candidate. Our research and development expenditure is our primary expenditure, although we may incur substantial expenditure should we acquire any new therapeutic candidates. Increases or decreases in research and development expenditure are primarily attributable to the level and results of our CMC, preclinical studies and clinical trial activities and the amount of expenditure on those studies and trials.

E.	Off-Balance Sheet Arrangements

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2018.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands) (unaudited)

Operating Lease Obligations (1)	1,306	195	390	361	360
Purchase Obligations (2)	1,833	1,833			-
Other Long-term Liabilities (3)	405	-	--	405	-
Total	3,544	2,028	390	766	360

(1)	Reflects our office lease and car lease obligations

(2)	Reflects obligations to R&D service providers in connection with the development of NT219 and orders for manufacturing of Consensi™.

(3)	Includes long-term derivative instruments and post-employment benefit liabilities

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors, as of the date of this Annual Report on Form 20-F. The inclusion of any individual in this table does not necessarily imply that such individual is an officer or office holder as such terms are defined under applicable law.

Name	Age	Position
John Paul Waymack, M.D., Sc.D.(3)	66	Chairman of the Board of Directors and Chief Medical Officer
Isaac Israel	40	Chief Executive Officer and Director
Gil Efron, MA	53	Deputy CEO and Chief Financial Officer
Gil Ben-Menachem, Ph.D., MBA(3)	51	Vice President of Business Development and Director
Simcha Rock, CPA, MBA(4)	69	Director
Steven Steinberg(1)(2)	58	Independent Director
Ido Agmon, MBA(2)(3)	42	Independent Director
Arye Weber (2)(4)	70	Independent Director
Ran Tzror, CPA, MBA(1) (4)	38	Independent Director
Revital Stern-Raff, CPA, MBA(1)(4)	45	Independent Director
Hadas Reuveni, Ph.D.(3)	52	Founder and Chief Technology Officer of TyrNovo

(1)	Member of Kitov Pharma audit committee
(2)	Member of Kitov Pharma compensation committee
(3)	Member of Kitov Pharma science and technology committee
(4)	Member of Kitov Pharma investment committee

John Paul Waymack, M.D., Sc.D. was one of the founders of Kitov Pharmaceuticals and has served as the chairman of our board of directors and has been responsible for the medical operations of the Company as chief medical officer since July 2013. Dr. Waymack has over 20 years of experience in the biopharma field. Dr. Waymack is a former academic transplant surgeon and a former FDA medical officer, with over twenty years of experience in drug development as a consultant to major pharmaceutical companies, including Pfizer, Roche, Pharmacia, Warner Lambert and Searle. During his 10 years of academic career, Dr. Waymack published over 100 scientific essays, mainly in the fields of prostaglandins and immunology. In addition, Dr. Waymack volunteered to the U.S. Army, where he was commissioned and served as a Major in the Medical Corp. in the position of chief of surgical studies in the U.S. Army’s Institute for Surgical Research. Dr. Waymack was also an associate professor of surgery at the University of Texas Medical Branch and at the University of Medicine and Dentistry of New Jersey. Dr. Waymack serves as a member of other boards of various healthcare corporations, both board of directors and boards of advisors, both public and private. This includes serving of the board of advisors for the publicly traded Moleculin Corporation.

Isaac Israel has served as our chief executive officer and a member of the board since October 2012. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008 Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. In providing such consulting services, Mr. Israel also provides consulting services to Capital Point Ltd. (TASE:CPTP) and serves as a member of the board of directors of various private healthcare corporations. In the past Mr. Israel also served as chairman of the board of a public healthcare corporation, NextGen Biomed Ltd., which is traded on the TASE.

Gil Efron has served as our Deputy Chief Executive Officer and Chief Financial Officer since October 2018. Prior to joining us he served as Deputy CEO and CFO of Kamada, a NASDAQ and TASE dual-listed plasma-derived protein therapeutics company, from September 2011 to November 2017. Prior to that, he was the CFO of NASDAQ listed RRsat Global Communications LTD from September 2005 to March 2011. Prior to that Mr. Efron served in various finance executive positions. Mr. Efron holds a BA degree in Economics and Accounting and an MA degree in Business Administration from the Hebrew University of Jerusalem and was granted a certified public accountant’s license in Israel.

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

Simcha Rock, CPA, MBA, has served a member of the board since July 2013. He also serves as a strategic consultant to us. He served as our Chief Financial Officer from July 2013 until he retired from his position as Chief Financial Officer as of December 31, 2018, following a transition period with Gil Efron, our new Chief Financial Officer. Prior to joining us, Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a BA from Yeshiva University and an MBA from Cleveland State University.

Steven Steinberg, has served as a member of Kitov Pharma’s board since July 2016. Since April 2017, Mr. Steinberg has been an independent financial consultant. From January 2015 through March 2017, Mr. Steinberg served as the chief financial officer of Glide Talk Ltd., a technology company in the video messaging arena. From September 2013 to October 2014 he served as vice president, finance at Client Connect Ltd., a subsidiary of Conduit Ltd., and subsequent to an acquisition, of Perion Network, Ltd. a NASADQ listed company. Between August 2011 and August 2013, Mr. Steinberg acted as an independent consultant, providing start-ups and as well as mature organizations with advice in financial reporting, due diligence and business models. From December 2002 until July 2011 Mr. Steinberg was employed by Answers Corporation, a NASDAQ listed company, where he served as chief financial officer. Prior to 2002 he held a number of finance and chief financial officer roles, following a ten-year period of service as an audit manager at Coopers & Lybrand (currently Price Waterhouse Coopers) in New York City. Mr. Steinberg holds a Bachelor’s Degree in Business Administration from Florida International University – School of Business Administration, and was granted a CPA license in New York State.

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

Arye Weber, has served as a member of Kitov Pharma’s board since January 2017. Since 2001, Mr. Weber has been the chairman of the board and sole shareholder of Scorpio Investments Ltd., a private holding company for various investments. Between 2006 and 2009, Mr. Weber was the CEO of Alonei Meitar Ltd. a TASE listed real estate development company. Between 2004 and 2008, Mr. Weber was the chairman of the board of Inventec Investments Ltd., a TASE listed real estate development company. Between 1989 and 2002, Mr. Weber was the Manager of the Securities & Investments sector at United Mizrachi Bank, and prior to 1989 he served in various securities and investments department roles at such bank. Mr. Weber was the Chairman of the Board at B.G.I Investments (1961) Ltd., a TASE listed holding company during 2018. He has served as an unaffiliated director at Capital Point Ltd., a TASE listed biotech investment company since 2013, a director at Lapidoth Israel Oil Prospectors Corp. Ltd., a TASE listed oil and gas exploration partnership since 2012, and a director at Sunny Communications Ltd. (formerly Scailex), a TASE listed investments company since 2014. Mr. Weber also serves as a member of the board of directors of various privately held corporations. In the past, Mr. Weber held director positions, including, at the Tel Aviv Stock Exchange Clearing House (chairman), Bank Mizrachi Registration Company (chairman), Mashabim United Mizrachi Bank Offerings Company Ltd., Tel Aviv Stock Exchange Ltd., Maalot Israel Rating Agency, and Excellence Investment Management Company. Mr. Weber completed various courses in investments at the Tel Aviv University, and holds an M.A. in Economics and Business Studies from the University of Kharkov, U.S.S.R. (presently Ukraine).

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

Director Compensation

We currently pay Kitov Pharma’s independent and non-executive directors an annual fee of $40,000 for services as a member of our Board of Directors, an additional $3,500 annual fee for service on each Board committee, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary; provided, however, that the maximum annual fee for services on our Board of Directors, on Board committees and/or on the Boards of any subsidiaries shall not exceed $47,000. Such annual fees shall be paid pro-rata for any service during part of a year. So long as the Company operates in accordance with the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, and is not required to pay non-executive directors annual and per meeting fees as set forth under the Compensation Regulations, the Company shall not pay any per meeting fees to its non-executive directors. Each of our Compensation Committee, Board of Directors and shareholders have also approved ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. We also reimburse the directors for any direct expenses incurred during the performance of their duties (e.g. travel, parking, telephone, meals etc.). During the year ended December 31, 2018, we paid Kitov Pharma’s non-executive directors NIS 974 thousand (approximately $268 thousand) in the aggregate.

In addition, in June and July of 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 31,361 RSUs to be granted to each of our non-executive directors under our 2016 Equity-Based Incentive Plan. In order to allow for greater flexibility in reducing the tax burden of the grant, each of the applicable non-executive directors was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, to receive such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, which options shall have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) days prior to the Board of Directors’ approval of the grant, converted into ordinary share values at the ratio of 1 ADS representing 1 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price of each option equals to NIS 6.594 per one ordinary share. Any RSUs and/or options so granted to each of the applicable non-executive directors, are being vested quarterly over a period of 3 years beginning one year following the start date of each non-executive director’s appointment to our Board of Directors, and are exercisable for 7 years from the date of grant. The RSUs and/or options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs and/or options to each of the applicable non-executive directors. Each of Messrs. Agmon, Weber and Tzror elected to received RSUs, and each of Mr. Steinberg and Ms. Stern-Raff elected to receive half of the award as RSUs and half as options, under such terms as aforesaid.

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

Executive Compensation

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, the regulations governing Israeli public companies, which were promulgated under the Israeli Companies Law, requires us to disclose in the proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis. The disclosure is to be made with respect to the year of the financial statements being presented at such annual general meeting, and as recorded in the Company’s financial statements for such year. This disclosure must be on an individual basis, broken out by components, and as recognized in such annual financial statements, rather than only on an aggregate basis for all office holders. This disclosure may not be as extensive as that required of a U.S. domestic issuer.

Under the Companies Law and Regulations, the compensation of Kitov Pharma’s directors with respect their service as a director, as well as their engagement in other roles (if the director is so engaged) as well as Kitov Pharma’s chief executive officer generally requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. In addition the Companies Law and Regulations requires the compensation of a public company’s executive officers (other than the chief executive officer) who are not directors at the company to be approved by, first, the compensation committee, second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s duly approved compensation policy, or compensation is approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy, or is to an executive officer who is a controlling shareholder (or certain relatives or affiliates thereof), also by the company’s shareholders. As such, the individual compensation to our directors and members of our management bodies may not necessarily be disclosed or brought for prior approval by the shareholders on an individual basis. For more information on the corporate approvals for officer compensation please see Item 6.C – Board Practices – “Compensation of Directors and Executive Officers”

The aggregate compensation paid, and benefits in-kind granted to or accrued on behalf of all of Kitov’s directors and office holders for their services, in all capacities, to us during the year ended December 31, 2018, was approximately $3.1 million. As of December 31, 2018, the total amount set aside as an actuarial estimate by us to provide post-employment benefits for certain office holders was in the aggregate amount of approximately $0.4 million. We have not set aside amounts to provide post-employment benefits for the remaining office holders.

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

The breakdown of the annual compensation received by each of Kitov’s five most highly compensated office holders (as defined in the Companies Law) for the year ended December 31, 2018, broken out by component and on an individual basis, as recorded in our financial statements for such year, are shown in the table below:

Name	Position	Salary or other payments[1] in (in $ thousands)	Bonus payments or accruals (in $ thousands)	Share-based payment (in $ thousands)[2]	Total (in $ thousands)[3]
Dr. J. Paul Waymack	Chairman of the Board	325,200	189,700	59,958	574,858
Isaac Israel	Chief Executive Officer and Director	335,254	190,951	23,254	549,459
Simcha Rock	Chief Financial Officer[4] and Director	249,844	101,841	6,976	358,661
Dr. Gil Ben-Menachem	Vice President Business Development and Director	213,269	100,000	13,509	326,778
Dr. Hadas Reuveni	Founder and Chief Technology Officer of TyrNovo	209,418	38,919	451,300	699,637

[1]	Includes social benefits, such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law, and car lease or vehicle use reimbursement related benefits.

[2]	Share based payments are measured at the fair value of the service, when available. The fair value of the Company’s share options granted to employees, directors and service providers, where fair value of service was not measurable, was estimated using the fair value of Kitov Pharma’s traded warrants with similar terms, making some adjustments to reflect the specific terms of the options based on the expected duration.

[3]	The total compensation amounts do not include any amounts recorded for an increase in actuarial estimate calculations for post-employment benefit liabilities for the office holder. Compensation amounts which were paid or otherwise measured in NIS have been translated into US$ for purposes of this report at average representative exchange rates for the year.

[4]	Mr. Simcha Rock, in addition to serving as a director, served as our CFO until his retirement as CFO at the end of 2018.

[5]	For more information on the calculation of the annual bonus please see below under the description of the individual executive director’s compensation arrangements for 2018.

Consulting Agreement with Waymack Inc. (wholly owned by Dr. John Paul Waymack)

In July 2013, we entered into a consulting agreement with Waymack Inc. for the services of Dr. John Paul Waymack, one of our founders, pursuant to which Dr. Waymack provides services to us as the chairman of our board of directors, and is responsible for the medical operations of the Company as Chief Medical Officer in which capacity he reports to our board of directors. In return for Dr. Waymack’s services, as of March 2014 we paid Waymack Inc. a monthly fee of NIS 29,880 (approximately $8,690 per month based on the representative rate of exchange on June 30, 2014). Between September 2014 and December 2015, we paid Waymack Inc. a monthly fee of $14,000. During 2016, we paid Waymack Inc. a monthly fee of $20,000. During 2017 and 2018 we paid Waymack Inc. a monthly fee of $27,100. Effective January 1, 2019 we are paying Waymack Inc. a monthly fee of $21,680. The service agreement may be terminated by either party upon 120 days’ advance notice to the other party. In addition to the above monthly fee Waymack Inc. is entitled to the following additional compensation:

Retirement Grant. A retirement grant of six (6) times the monthly fee upon termination of Dr. Waymack’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus, commencing with the 2019 calendar year, based on measurable criteria which were updated following a review by each of the Compensation Committee and Board of Directors of the Company’s goals and targets: (i) a bonus in the amount of one (1) time the monthly fee for each increase of 25% of the Company’s equity or assets or market cap or price per ADS at calendar year-end compared to the previous calendar year-end (exclusive of any increase directly attributable to an equity raise), but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (v) a bonus in the amount of two (2) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (vi) a bonus in the amount of one (1) times the monthly fee for publication of a scientific paper related to one of our therapeutic candidates; and (vii) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates.

The annual bonus awarded to Dr. Waymack for the year ended December 31, 2018, as approved by our compensation committee and board of directors for such year, was $189,700. The annual bonus awarded to Dr. Waymack for 2018, was based on six (out of the maximum of nine) times the monthly fee for measurable criteria, including, amongst others, the successful FDA (NDA) approval, patent registration, and the completion of the CSBio commercial transaction. In addition, our compensation committee and board of directors, as set forth in our Compensation Policy approved by our shareholders, awarded Dr. Waymack an annual bonus amount of one times the monthly fee out of a maximum of three times the monthly fee for non-measurable criteria, taking into account the contributions of Dr. Waymack to the business of the Company, considering his skills, knowledge, and expertise and their satisfaction with his performance, all in accordance with the criteria set forth in our Compensation Policy.

Special bonus based on either a Merger Transaction or a Commercialization Transaction. A special bonus equal to:  (i) 3.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 2.0% of our valuation for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of our valuation for the layer of valuation above $50 million; provided that in any event Dr. Waymack will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $2,000,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 3.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus an additional 2.0% of cumulative revenues for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of cumulative revenues for the layer of cumulative revenues above $50 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Dr. Waymack will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Dr. Waymack will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $2,000,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million. Any special bonus to be paid to Waymack Inc. with respect to a Commercialization Transaction shall be subject to the limitation that any special bonuses to office holders of the Company together with any fees paid to advisors, bankers and such in connection with the Commercialization Transaction shall be in aggregate no more than 17% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, and no more that 14% of cumulative revenues above $30 million.

In 2016, each of our audit committee, board of directors and shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Dr. Waymack for the purchase of 154,453 ordinary shares (the “Initial PW Grant”) (such number of ordinary shares would comprise 154,453 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016; have an exercise price of NIS 15.768 per ordinary share; and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption of a revised compensation policy in accordance with the Companies Law, which occurred in July 2017. In addition Dr. Waymack was granted an additional 123,438 options following our July 2016 follow-on public offering, on the same terms and conditions of the Initial PW Grant so that the sum total of his options following such public offering reflected 3.5% of our issued and outstanding shares subsequent to the offering(the “Subsequent PW Grant”); this grant was made subject to the proviso that the economic value of the total options issued to Dr. Waymack, calculated as of the date of issuance of the Subsequent PW Grant, was not in excess of the economic value of the Initial PW Grant as of the date of the approval of our board of directors for the option grants to Dr. Waymack.

In addition, in 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 232,305 RSUs to be granted to Dr. Waymack under our 2016 Equity-Based Incentive Plan (such number of ordinary shares resulting from the RSUs would comprise 232,305 of our ADSs). In order to allow for greater flexibility in reducing the tax burden of the grant, Dr. Waymack was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSUs, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which options shall have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) days prior to the Board of Directors’ approval of the terms of office and employment of Dr. Waymack which will include the grant, converted into ordinary share values at the ratio of 1 ADS representing 1 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price of each option equals to NIS 6.594 per one ordinary share. Dr. Waymack elected to receive 387,251 options in lieu of 232,305 RSUs (such number of ordinary shares resulting from the options would comprise 387,251 of our ADSs). These options which were granted to Dr. Waymack shall be vested quarterly over a period of 3 years from the commencement of Dr. Waymack’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grants of options to Dr. Waymack.

Agreement with Mr. Isaac Israel

As of September 2014 we entered into an employment agreement with Mr. Isaac Israel as our chief executive officer for the provision of services pursuant to which we paid Mr. Israel a base salary of NIS 40,000 (approximately $10,593) per month. In addition to the above we provided Mr. Israel with a car allowance at a monthly cost of up to NIS 4,000 (approximately $1,059), management insurance policy and advanced study fund.

Effective as of May 1, 2016, Mr. Israel increase the scope of his engagement with the Company to 100% from 80% and his base monthly consideration and linked benefits were increased proportionally. In addition, as of May 1, 2016, Mr. Israel is engaged via a services agreement with Uneri Capital Ltd., a private company wholly owned by Mr. Isaac Israel, provided, however, that there is no difference to our costs and expenses for such engagement as a service provider instead of as an employee. For such services we paid Uneri Capital as of such date monthly payments of NIS 68,867 (approximately $17,911) per month during 2016. Effective January 1, 2017 we are paying Uneri Capital a monthly fee of $26,250 and a car allowance at a monthly cost of up to NIS 5,000 (approximately $1,400). The fee, and all other payments derived from a multiple of the fee that we pay Uneri Capital, is paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. The service agreement may be terminated by either party upon 120 days’ advance notice to the other party. In addition, Mr. Israel is entitled to the following additional compensation:

Retirement Grant. A retirement grant of six (6) time the monthly fee upon termination of Mr. Israel’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus commencing with the 2019 calendar year has decreased such that it shall not exceed eight (8) times the monthly fee, of which up to six (6) times the monthly fee is based on measurable criteria and up to two (2) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus, commencing with the 2019 calendar year, based on measurable criteria which were updated following a review by each of the Compensation Committee and Board of Directors of the Company’s goals and targets: (i) a bonus in the amount of one (1) time the monthly fee for each increase of 25% of the Company’s equity or assets or market cap or price per ADS at calendar year-end compared to the previous calendar year-end (exclusive of any increase directly attributable to an equity raise), but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of two (2) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (v) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates; and (vi) a bonus in the amount of one (1) times the monthly fee for meeting annual budget goals and/or (vii) a bonus in the amount of one (1) times the monthly fee for initial coverage of the Company’s stock by a new analyst.

The annual bonus awarded to Mr. Israel for the year ended December 31, 2018, as approved by our compensation committee and board of director for such year, was $190,951. The annual bonus awarded to Mr. Israel for 2018, was based on the maximum of nine times the monthly fee for measurable criteria, including, amongst others, was based on six (out of the maximum of nine) times the monthly fee for measurable criteria, including, amongst others, the successful FDA (NDA) approval, patent registration and the completion of the CSBio commercial transaction. In addition, our compensation committee and board of directors, as set forth in our Compensation Policy approved by our shareholders, awarded Mr. Israel an annual bonus amount of one times the monthly fee out of a maximum of three times the monthly fee for non-measurable criteria, taking into account the contributions of Mr. Israel to the business of the Company, considering his skills, knowledge, and expertise and their satisfaction with his performance all in accordance with the criteria set forth in our Compensation Policy.

Special bonus based on either a Merger Transaction, Fund Raise or a Commercialization Transaction. A special bonus equal to:  (i) 3.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 2.0% of our valuation for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of our valuation for the layer of valuation above $50 million; provided that in any event Mr. Israel will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $2,000,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 3.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus 2.0% of cumulative revenues above $30 million but less than $50 million, plus 1.0% of cumulative revenues above $50 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Mr. Israel will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Mr. Israel will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $2,000,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million. Any special bonus to be paid to Mr. Israel with respect to a Commercialization Transaction shall be subject to the limitation that any special bonuses to office holders of the Company together with any fees paid to advisors, bankers and such in connection with the Commercialization Transaction shall be in aggregate no more than 17% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, and no more that 14% of cumulative revenues above $30 million.

In 2016, each of our audit committee, board of directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Israel for the purchase of 110,324 ordinary shares (such number of ordinary shares would comprise 110,324 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 15.768 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law, which occurred in July 2017.

In addition, in 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 217,786 RSUs to be granted to Mr. Israel under our 2016 Equity-Based Incentive Plan to Mr. Israel (such number of ordinary shares resulting for the RSUs would comprise 217,786 of our ADSs). In order to allow for greater flexibility in reducing the tax burden of the grant, Mr. Israel was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which options shall have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) prior to the Board of Directors’ approval of the terms of office and employment of Mr. Israel which will include the grant, converted into ordinary share values at the ratio of 1ADS representing 1 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price of each option equals to NIS 6.594 per one ordinary share. Mr. Israel elect to take the entire award as RSU’s. The RSUs which were granted to Mr. Israel shall be vested quarterly over a period of 3 years from the commencement of Mr. Israel’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grants of equity-based compensation awards to Mr. Israel.

Consulting Agreements with Mr. Simcha Rock

In October 2018, Mr. Gil Efron commenced serving as our new Deputy Chief Executive Officer and Chief Financial Officer, and Mr. Rock retired from his position as CFO on December 31, 2018, following completion of the full role transition with Mr. Efron. Mr. Rock continues to serve on our Board of Directors as a non-executive director and also acts a strategic advisor to the Company.

Mr. Rock presently receives compensation as a non-executive director commencing as of January 1, 2019, as set forth above under Item 7.B Compensation – Director Compensation. Mr. Rock, in addition to being a director, is engaged as a strategic advisor on a part-time basis. With respect to his strategic advisory role, effective January 1, 2019, we are paying Mr. Rock a monthly consulting fee of $4,900 and a car allowance at a monthly cost of up to NIS 1,500 (approximately $400) for a consulting position at a scope of 25% of his working time, which is in addition to his duties as a member of our board of directors. The above dollar denominated fees, and all other dollar denominated payments that we pay Mr. Rock, shall be paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. In addition, Mr. Rock is eligible for an annual bonus award, commencing with the 2019 calendar year, which shall not exceed eight (8) times the monthly fee, of which up to six (6) times the monthly fee is based on measurable criteria comprised of certain Company targets, and up to two (2) times the monthly fee is based on non-measurable criteria for individual performance as set out under our compensation policy. Following is a description of the annual bonus based on measurable criteria for those certain Company targets: (i) a bonus in the amount of one (1) times the monthly fee for each increase of 25% of the Company’s equity or assets or market cap or price per ADS at calendar year-end compared to the previous calendar year-end (exclusive of any increase directly attributable to an equity raise), but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of two (2) times the monthly fee for completion by the Company of an in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion by the Company of a commercial transaction for one of the Company’s or any of its subsidiaries’ therapeutic candidates (out-licensing or marketing transaction); (iv) a bonus in the amount of one (1) times the monthly fee for acceptance of one of the Company’s or any of its subsidiaries’ therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (v) a bonus in the amount of two (2) times the monthly fee for the Company meeting annual budget goals, and/or (vi) a bonus in the amount of one (1) times the monthly fee for initial coverage of the Company’s stock by a new analyst.

Mr. Rock’s engagement with us as a strategic consultant commenced as of January 1, 2019 and shall continue until April 30, 2019. Either Mr. Rock or we may terminate the Agreement with regard to the consulting services for any reason at any time by furnishing the other party with a notice of termination 60 days prior to such having effect, provided, however, in no event shall termination take effect prior to April 30, 2019. Unless either Mr. Rock or we notify the other party of its intention not to renew the agreement not later than sixty (60) days in advance of the expiration of the term, the agreement shall automatically be renewed for an additional period of four (4) months. Thereafter, the agreement shall be automatically renewed for additional four (4) month periods unless sooner terminated by either party in writing, at least sixty (60) days prior to any renewal date. Any annual bonus will be paid to Mr. Rock on a pro-rated basis in the event that the agreement is terminated in the middle of any calendar year.

With respect to his services as CFO during 2018, Mr. Rock’s employment was subject to a consulting agreement entered into in July 2013, pursuant to which Mr. Rock provided services to us as our chief financial officer. In return for Mr. Rock’s services, as of March 2014, we paid Mr. Rock a monthly fee of NIS 35,000 (approximately $10,200 per month based on the representative rate of exchange on June 30, 2014). Between September 2014 and December 2016, we paid Mr. Rock NIS 50,000 (approximately $13,242) per month, as well as providing a leased company car at a monthly cost of up to NIS 3,000 (approximately $795) Effective January 1, 2017 and until December 31, 2018 we paid Mr. Rock a monthly fee of $19,600 and a car allowance at a monthly cost of up to NIS 3,500 (approximately $975). The fee, and all other payments derived from a multiple of the fee that we pay Mr. Rock, is paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. In addition, Mr. Rock was entitled to the following additional compensation:

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

The annual bonus awarded to Mr. Rock for the year ended December 31, 2018, as approved by our compensation committee and board of directors for such year, was $101,841. The annual bonus awarded to Mr. Rock for 2018, was based on four (out of the maximum of nine) times the monthly fee for measurable criteria, including, amongst others, the FDA approval of the Consensi NDA, patent registration and the completion of the CSBio commercial transaction. In addition, our compensation committee and board of directors, as set forth in our Compensation Policy approved by our shareholders, awarded Mr. Rock an annual bonus amount equal to one monthly fee (out of a maximum of three times the monthly fee) for non-measurable criteria, taking into account the contributions of Mr. Rock to the business of the Company, considering his skills, knowledge, and expertise and their satisfaction with his performance all in accordance with the criteria set forth in our Compensation Policy.

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

The above agreement was terminated as of December 31, 2018.

In the second quarter of 2016, each of our audit committee, board of directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Rock for the purchase 33,097 ordinary shares, (such number of ordinary shares would comprise 33,097 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 15.768 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law, which occurred in July 2017.

In addition, in 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 145,190 RSUs to be granted to Mr. Rock under our 2016 Equity-Based Incentive Plan (such number of ordinary shares resulting for the RSUs would comprise 145,190 of our ADSs). In order to allow for greater flexibility in reducing the tax burden of the grant Mr. Rock was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, and which options shall have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) prior to the Board of Directors’ approval of the terms of office and employment of Mr. Rock which will include the grant, converted into ordinary share values at the ratio of 1 ADS representing 1 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price of each option equals to NIS 6.594 per one ordinary share. Mr. Rock elected to take the entire award as RSU’s. The RSUs which were granted to Mr. Rock shall be vested quarterly over a period of 3 years from the commencement of Mr. Rock’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grants of equity-based compensation awards to Mr. Rock.

Employment Agreement with Dr. Gil Ben-Menachem

Pursuant to an employment agreement entered into with Dr. Ben-Menachem in 2016, we are currently paying Dr. Ben-Menachem a monthly salary of NIS 48,000, and the Company provides him with a medium size leased car and bears all of the cost of this car. In addition, Dr. Ben-Menachem is entitled to a retirement grant of three (3) times the monthly salary upon termination of Dr. Ben-Menachem’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal. Dr. Ben-Menachem is also entitled to performance bonuses and commissions in connection with business development goals related to in-licensing and out-licensing transactions. The commission awarded to Dr. Ben-Menachem during the year ended December 31, 2018 was $100,000, in connection with the out-licensing of Consensi™.

In the second quarter of 2016, each of our audit committee and board of directors approved a grant of options under our 2016 Equity-Based Incentive Plan to Dr. Ben-Menachem for the purchase 22,065 ordinary shares. Such options vest over a period of 3 years from May 22, 2016, have an exercise price of NIS 15.768 per ordinary share, and are exercisable for 8 years from May 22, 2016.

In addition, in 2017 each of our Compensation Committee and Board of Directors approved a grant of 59,818 RSUs to be granted to Dr. Ben-Menachem under our 2016 Equity-Based Incentive Plan. The RSUs which were granted to Dr. Ben-Menachem are being vested quarterly over a period of 3 years from the commencement of Dr. Ben-Menachem’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grants of equity-based compensation awards to Dr. Ben-Menachem.

Pending Equity-Based Incentive Compensation Awards to Directors

Each of our Compensation Committee and Board of Directors has approved the terms of office and employment of each of our executive and non-independent directors which will include a grant of options to be granted to the applicable under our 2016 Equity-Based Incentive Plan to purchase an equivalent number of ordinary shares of Kitov, as set forth in the table below.

The options have an option exercise price which was calculated based on a ten percent premium over the 30-day average closing price of our ADSs on the NASDAQ prior to the decision by our Board of Directors to approve the equity-based compensation awards, such that the exercise price of each option equals to NIS 4.64 (USD 1.28) per one ordinary share. The options to be granted to the directors, shall be vested quarterly over a period of 3 years from March 19, 2019, and are exercisable for 7 years from March 19, 2019. The options may be granted under any applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our Compensation Committee and Board of Directors each approved change of control acceleration for the grant options to each of our executive and non-independent directors. The estimated Fair Market Value of these options, calculated using the Black and Scholes Model, as of the date of the approval by the Board of Directors is as set forth below.

Name	Position	Number of Options	Fair Market Value
John Paul Waymack, M.D., Sc.D.	Chairman of the Board of Directors and Chief Medical Officer	572,868	$586,863
Isaac Israel	Chief Executive Officer and Director	502,079	$514,344
Gil Ben-Menachem, Ph.D., MBA	Vice President of Business Development and Director	339,582	$347,878
Simcha Rock, CPA, MBA	Director	112,000	$114,736
Steven Steinberg	Independent Director	112,000	$114,736
Ido Agmon, MBA	Independent Director	112,000	$114,736
Arye Weber	Independent Director	112,000	$114,736
Ran Tzror, CPA, MBA	Independent Director	112,000	$114,736
Revital Stern-Raff, CPA, MBA	Independent Director	112,000	$114,736

The above proposed grant of equity based compensation for our directors, complies with the Company Compensation Policy which was previously approved by the Compensation Committee and Board of Directors and shareholders, and must be approved by the shareholders of the Company by a simple majority, at a shareholder meeting which is scheduled to be held on April 29, 2019.

C.	Board Practices

Board of Directors and Officers

Our board of directors presently consists of nine directors. Following a recent decision by our board of directors, all of our directors also serve as directors of our subsidiary TyrNovo Ltd. Each of Ms. Stern-Raff, Mr. Tzror, Mr. Steinberg, Mr. Agmon, and Mr. Weber qualifies as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies,” including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board’s resolution, for so long as Kitov Pharma does not have a controlling shareholder as defined in Section 1 of the Companies Law, Kitov Pharma intends to comply with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee and the Compensation Committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our audit committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors. Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our audit committee and compensation committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the board of directors.

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

At our 2019 general meeting of shareholders, the appointment of the directors included in the first class shall end. At our 2020 annual general meeting of shareholders, the appointment of the directors included in the second class shall end. At our 2021 general meeting of shareholders, the appointment of the directors included in the third class shall end. At our annual general meeting of our shareholders, the shareholders are entitled to elect directors who shall be elected for a Three-Year Term to replace the class of directors whose term in office has expired as of such annual general meeting of our shareholders, and so on ad infinitum, so that the directors who shall be elected as stated above shall enter office at the end of the annual general meeting of our shareholders at which they were elected, unless a later date for commencement of the term was decided at the time of the appointment, and shall serve for Three-Year Terms (unless their appointment will be terminated in accordance with the provisions of our amended and restated articles of association), and so that each year, the terms in office of one of the classes of directors shall expire at the annual general meeting of our shareholders for such year. A “Three-Year Term” means a term of office of a director until the third annual general meeting of our shareholders which shall be held following the date of their election as director, provided that each director shall continue to serve in office until his or her successor is duly elected and qualified, or until his or her retirement, death, resignation or removal. Our Board may appoint a director at any time to fill any vacancies until the annual meeting of our shareholders set to take place at the end of the Three-Year Term for the class of directors to which such director is so appointed by the Board, provided that the total number of the members of the Board serving at such time will not exceed the Maximum Number (see below). The shareholders may at all times, by a Special Majority vote of the shareholders, replace or dismiss a director (in the case of replacement, only if the appointed director is not a corporation). A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting. The tenure of a director expires pursuant to the provisions of our amended and restated articles of association and the Companies Law, upon death or if s/he becomes incompetent, unless removed from office as described above. At our 2019 general meeting of shareholders, the terms of the directors included in the first class (Drs. Waymack and Ben-Menachem and Mr. Weber) shall end. At our 2020 annual general meeting of shareholders, the terms of the directors included in the second class (Messrs. Steinberg, Agmon, Tzror) shall end. At our 2021 general meeting of shareholders, the terms of the directors included in the third class (Messrs. Israel and Rock and Ms. Stern-Raff) shall end.

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

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Rock, Mr. Steinberg, Ms. Stern-Raff, Mr. Weber and Mr. Tzror are each deemed to have such expertise.

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

Our audit committee consists of Ms. Revital Stern-Raff, Mr. Steven Steinberg and Mr. Ran Tzror. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our board of directors has determined that all of the above members of the audit committee are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the NASDAQ Listing Rules.

Compensation Committee

Israeli public companies are required to appoint a compensation committee in accordance with the requirements set forth in the Companies Law. Except in the case of companies listed on foreign stock exchanges, including NASDAQ, which have adopted the corporate governance exceptions set forth in the Regulation, such as our company (as described under “Qualification of External Directors”) which are thus exempt from the compensation committee composition requirements under the Companies Law, the compensation committee must comply with the following requirements (the “Israeli Compensation Committee Composition Requirements”):

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

The Companies Law provides that the audit committee of an Israeli public company which has not adopted the corporate governance exceptions set forth in the Regulation, as described above, for certain companies listed on foreign stock exchanges, and which meets the Israeli Compensation Committee Composition Requirements is permitted to act as the compensation committee of the company in lieu of having a separate committee. On March 16, 2016 our board of directors resolved to have the audit committee assume the responsibilities of the compensation committee pursuant to this new provision in the Companies Law, and our audit committee acted as our compensation committee until July 13, 2016 when our Board of Directors resolved to adopt the corporate governance exceptions set forth in the Regulation, as described above, thereby exempting us from the audit and compensation committee composition requirements under the Companies Law, provided that we comply with the with the NASDAQ Listing Rules in connection with a majority of independent directors on the Board and in connection with the composition of each of the Audit Committee and the Compensation Committee, which such Listing Rules require to be two separate committees.

Compensation Policy

Israeli public companies must adopt a compensation policy with respect to the terms of service and employment of their directors and officers. The compensation policy must be approved by the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors, and subject to limited exceptions, by the shareholders. Shareholder approval requires one of the following: (i) the majority of shareholder votes counted at general meeting including the majority of all of the votes of those shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the compensation policy, who participate at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

On July 12, 2017, Kitov Pharma’s shareholders approved our current compensation policy (the “Compensation Policy”).

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

Our Compensation Policy (i) has an annual cap on equity based compensation of 15%, (ii) allows for non-executive directors to be paid solely with an annual cash fee in lieu of annual and per-meeting cash fees, (iii) allows non-executive directors to receive equity-based incentive compensation, (iv) allows for increased individual and Company coverage under the proposed directors’ and officers’ insurance policy for renewal as set forth in the Compensation Policy, (v) allows for signing or retention bonuses in order to recruit qualified personnel, (vi) allows for change of control payments in order to reduce to some extent the personal uncertainty of office holders and promote full and impartial consideration of change of control opportunities for the Company, and (vii) has a cap on the value of share-based compensation for each Office Holder, during each year, which is the higher of (X) 5% of the share capital of the Company (on a fully diluted basis) calculated at the date of the grant, or (Y) USD 2.5 million value of the equity-based compensation calculated based on the Black and Scholes Model, or any other reasonable, best practice or commonly accepted applicable equity based compensation valuation models taking into account the circumstances of the specific grants in accordance with the provisions of the Compensation Policy.

The brief overview above is qualified in its entirety by reference to the full text of our Compensation Policy, which is attached as an exhibit to this Annual Report on Form 20-F.

Investment Committee

Our board of directors has established an investment committee in order to oversee the management and investment of the Company’s cash and cash equivalents. This committee meets on an ad hoc basis as required and is empowered to establish guidelines and policies, as well as to make decisions, with respect to managing our financial assets. The members of the committee are Mr. Rock, Mr. Weber, Ms. Stern-Raff and Mr. Tzror. The investment committee provides periodic updates to the Board of Directors as required under the Companies Law. Our board of directors has adopted an investment committee charter setting forth the responsibilities of the investment committee.

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

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy within the parameters set forth in our Compensation Policy.

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

In addition, we have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from our Registration Statements, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is with respect to all permitted indemnification, including in connection with a public offering of our securities, an amount equal to 25% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnification payment was made. Such indemnification amounts are in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any.

On February 7, 2017, we announced that the Israeli Securities Authority began a formal investigation (the “ISA Investigation”) into, amongst other matters, our public disclosures around our lead drug candidate, Consensi™. For more information on the ISA Investigation see “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”. Mr. Isaac Israel, Kitov Pharma’s CEO, was detained for questioning and subsequently released on the same day, under certain limited restrictive terms established by a court, as per, what the Company’s outside attorneys have advised us is, standard practice in such Israeli Securities Authority investigations and enforcement proceedings. We provided for the payment of one hundred thousand NIS (NIS 100,000), as needed, for the benefit of Mr. Israel, for the purpose of placing a bond required in order to secure Mr. Israel’s return from overseas travel required in the performance of his duties as CEO of Kitov Pharma. Mr. Israel has traveled out of Israel under such a bond placed by Kitov Pharma. We also provided for the payment of four hundred thousand NIS (NIS 400,000) to replace the payment of a bond initially placed personally by Mr. Israel in connection with the investigation, in order to secure Mr. Israel’s cooperation with the ISA Investigation. The payments were made by us, inter alia, in accordance with the letter of indemnification between Kitov Pharma and Mr. Israel presently in effect, and in accordance with applicable Israeli law. In addition, we provided the payment of seventy-five thousand NIS (NIS 75,000), as needed, for the benefit of Mr. Simcha Rock, the Kitov Pharma’s CFO, for the purpose of placing a bond required in order to secure Mr. Rock’s return from overseas travel required in the performance of his duties as CFO and such payment was made by us, inter alia, in accordance with the letter of indemnification between us and Mr. Rock presently in effect, and in accordance with applicable Israeli law. Mr. Rock has traveled out of Israel under such bond. Each of the above payments was made by us in accordance with letters of indemnification between us and each of Mr. Israel and Mr. Rock that are presently in effect, and such payments were ratified by our Board of Directors. In February 2018, a joint petition was submitted to the court by Messrs. Israel and Rock, with the consent of the ISA, to (i) not extend any of the travel restrictions previously placed on each of Messrs. Israel and Rock which had expired after one year as a matter of law and (ii) return to us an amount of NIS 575,000 that was previously paid by us on their behalf, as described above. Following the expiration of the travel restrictions previously placed on each of Messrs. Israel and Rock after one year as a matter of law, there are no longer any restrictions on travel out of Israel by any Company office holders. The above noted funds were released by the court to us in accordance with usual Israeli court procedures for returning bonds placed with the court.

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

As of December 31, 2018, the Company had employees and consultants on full time basis as follow: (i) six in business development, general and administrative roles; and, (ii) four in research and development roles.

As of December 31, 2017, the Company had employees and consultants on full time basis as follow: (i) six in business development, general and administrative roles; and, (ii) three in research and development roles.

As of December 31, 2016, Kitov had seven employees and consultants on full time basis in business development, general and administrative including our Chairman who also served as our Medical Director.

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

The following table sets forth information with respect to the beneficial ownership of Kitov Pharma’s ordinary shares as of February 28, 2019 by:

●	each of our directors, executive officers and senior management and employees individually; and

●	all of our executive officers, directors, and senior management and employees as a group.

The beneficial ownership of Kitov Pharma’s ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares of Kitov Pharma issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of February 28, 2019, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 19,515,267 ordinary shares of Kitov Pharma’s issued and outstanding as of February 28, 2019 (not including 1 share held in treasury).

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Directors
John Paul Waymack(1)	802,734	3.97%
Isaac Israel(2)	319,685	1.61%
Simcha Rock(3)	*	*	%
Steven Steinberg(3)	*	*	%
Ido Agmon(3)	*	*	%
Arye Weber(3)	*	*	%
Ran Tzror(3)	*	*	%
Revital Stern-Raff(3)	*	*	%
Gil Ben-Menachem(3)	*	*	%

Senior Management and Employees
Gil Efron(3)	*	*	%
Hadas Reuveni(3)	*	*	%

Total (directors, senior management and employees)	1,543,292	7.91%

* Less than 1%

(1)	Includes 109,221 ordinary shares held directly by JPW PCH LLC, a Virginia limited liability company, owned 51% by Dr. John Paul Waymack, and 1,527 ordinary shares held directly by Dr. John Paul Waymack, Series A warrants to purchase 50,000 ADS (representing 50,000 of our ordinary shares), that are currently exercisable, which are held by Dr. Waymack and some of his immediate family members who are minors, and 641,985 ordinary shares issuable upon exercise of outstanding options currently exercisable or which are expected to vest and be exercisable within 60 days of February 28, 2019. 254,732 of these options have an exercise price of NIS 15.77 per ordinary share and are exercisable through June 27, 2024, and 387,252 of these options have an exercise price of NIS 6.59 per ordinary share, and are exercisable through May 27, 2024. Dr. John Paul Waymack may be deemed to beneficially own all of the shares held directly by JPW PCH LLC. To the best of our knowledge, and as informed to us by Dr. John Paul Waymack, Dr. Waymack has irrevocably assigned to an unaffiliated minority shareholder of JPW PCH LLC, any of the decision making with respect to any acquisitions or dispositions by JPW PCH LLC of any of our securities held by JPW PCH LLC.

(2)	The number of shares set forth in the table as beneficially owned by Mr. Israel, includes 101,130 ordinary shares issuable upon exercise of outstanding options currently exercisable or which are expected to vest and be exercisable within 60 days of February 28, 2019. These options have an exercise price of NIS 15.77 per ordinary share, and are exercisable through June 27, 2024.

(3)	Includes ordinary shares as well as ordinary shares issuable upon exercise of outstanding options and/or RSUs currently exercisable or which are expected to vest and be exercisable within 60 days of February 28, 2019 comprising less than 1% of Kitov Pharma’s ordinary shares.

2016 Equity-Based Incentive Plan

On April 18, 2016, we adopted the Kitov Pharmaceutical Holdings Ltd. 2016 Equity-Based Incentive Plan, or the 2016 Equity Incentive Plan. The 2016 Equity Incentive Plan provides for the granting to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, restricted share units (RSUs), restricted shares, with either ordinary shares of Kitov Pharma or Company ADSs underlying the applicable award. The 2016 Equity Incentive Plan provides for awards to be granted at the determination of Kitov Pharma’s board of directors (who is entitled to delegate its powers under the 2016 Equity Incentive Plan to the compensation committee or audit committee of Kitov Pharma’s board of directors) in accordance with applicable laws. The exercise price and vesting period of awards are determined by Kitov Pharma’s board of directors. The number of ordinary shares currently reserved for the grant of awards under the 2016 Equity Incentive Plan is 7,500,000 ordinary shares. Kitov Pharma’s board of directors may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares to be reserved under the 2016 Equity Incentive Plan. As of February 28, 2019 there were non-tradable options and RSUs exercisable into 1,192,494 ordinary shares issuable upon the exercise of outstanding options and RSUs under the 2016 Equity Incentive Plan. In March 2019 our Board of Directors also approved the terms of office and employment of certain executives, non-executive directors, employees and consultants of the Company, which will include grants under the Plan of 3,132,895 options exercisable into an equivalent number of ordinary shares issuable upon exercise of such options. Of these options, with respect to grants of an aggregate of 2,086,529 options to be granted to our directors are subject to the subsequent approval of our shareholders at a meeting scheduled for April 29, 2019.

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

Administration of the 2016 Equity Incentive Plan

The 2016 Equity Incentive Plan is administered by Kitov Pharma’s board of directors, regarding the granting of awards and the terms of award grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of such plans. Awards granted under the 2016 Equity Incentive Plan to eligible Israeli employees, officers and directors and which are granted under Section 102 of the Israel Income Tax Ordinance pursuant to which the awards or the ordinary shares (or ADSs in accordance with a ruling from the Israel Tax Authority dated June 19, 2016, or Tax Ruling) issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such awards were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by a grantee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares (or ADSs; in accordance with the Tax Ruling) by the trustee to the grantee or upon the sale of the awards or ordinary shares (or ADSs in accordance with the Tax Ruling), and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

Form S-8 registration statements

On May 20, 2016 Kitov Pharma filed a registration statement on Form S-8 under the Securities Act to register 600,000 ordinary shares of Kitov Pharma issued or reserved to be issued under our 2016 Equity Incentive Plan, and on June 6, 2017 Kitov Pharma filed a registration statement on Form S-8 under the Securities Act to register additional 1,900,000 ordinary shares of Kitov Pharma issued or reserved to be issued under our 2016 Equity Incentive Plan. We expect to shortly file an additional registration statement on Form S-8 under the Securities Act in order to register an additional 5,000,000 of our ordinary shares issued or reserved to be issued under the Plan. We intend to file one or more additional registration statements on Form S-8 under the Securities Act to register ordinary shares of Kitov Pharma issued or reserved to be issued under the 2016 Equity Incentive Plan. The registration statements on Form S-8 become effective automatically upon filing. Ordinary shares issued upon exercise of a share option or other award and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to any contractual lockup lock-up or, if subject to a contractual lock-up, immediately after the contractual lock-up period expires.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of Kitov Pharma’s ordinary shares as of February 28, 2019 by each person or entity known by us to own beneficially more than 5% of Kitov Pharma’s outstanding ordinary shares.

The beneficial ownership of Kitov Pharma’s ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of February 28, 2019, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 19,515,266 ordinary shares (not including 1 share held in treasury). The data presented is based on information provided to us by the holders, or disclosed in public regulatory filings in the U.S. or Israel, in accordance with the applicable law.

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

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders

Empery Asset Management, LP/ Mr. Ryan M. Lane/ Mr. Martin D. Hoe (1)	1,731,286	8.87%
Sabby Volatility Warrant Master Fund, Ltd./Sabby Management, LLC/Hal Mintz(2)	1,714,286	8.78%

(1)	Based on a Schedule 13G filed by Empery Asset Management, LP (the “Investment Manager”), Mr. Ryan M. Lane and Mr. Martin D. Hoe (the “Reporting Individuals”) with the SEC on January 24, 2019 this amount represents ADSs representing 1,731,286 of our ordinary shares. As reported on the Schedules 13G filed as aforesaid, and based on information known to us and provided to us by the shareholder the reporting persons also hold dispositive power over 3,174,080 ordinary shares issuable upon exercise of warrants which are subject to a 4.99% blocker, and the percentage set forth above gives effect to such blockers. Pursuant to the terms of these warrants, the reporting persons cannot exercise the warrants to the extent the reporting persons would beneficially own, after any such exercise, more than 4.99% of our outstanding ordinary shares. Consequently, as of the date of the event set forth above, the reporting persons were not able to exercise any of these warrants due to the blockers. As reported on the Schedules 13G filed as aforesaid, the Investment Manager, which serves as the investment manager to the Empery funds, may be deemed to be the beneficial owner of all our ordinary shares held by, and underlying the warrants (subject to the blockers) held by, the Empery funds. As reported on the Schedules 13G filed as aforesaid, each of the Reporting Individuals, as managing members of the general partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all our ordinary shares held by, and underlying the warrants (subject to the blockers) held by, the Empery funds. Notwithstanding the foregoing, as reported on the Schedule 13G filed as aforesaid, each of the Empery funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such ordinary shares.

(2)	Based on a Schedule 13G filed by Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz on January 16, 2019, amount represents ADSs representing 1,714,286 of our ordinary shares. Based on information known to us and provided to us by the shareholder, Sabby Volatility Warrant Master Fund, Ltd. holds 760,000 unregistered warrants issued by us in June 2018 and 1,285,715 unregistered warrants issued by us in January 2019. These warrants entitle the holder to purchase up to 2,045,715 ADSs representing an equivalent number of our ordinary shares. Pursuant to the terms of these warrants, the reporting persons cannot exercise the warrants to the extent the reporting persons would beneficially own, after any such exercise, more than 4.99% of our outstanding ordinary shares. Consequently, as of the date of the event set forth above, the reporting persons were not able to exercise any of these warrants due to the blockers. As reported on the Schedules 13G filed as aforesaid, Sabby Volatility Warrant Master Fund, Ltd., beneficially owns our ADSs, and Sabby Management, LLC and Hal Mintz each beneficially own our ADS. Sabby Management, LLC and Hal Mintz do not directly own any of our ADSs, but each indirectly owns the ADSs. Sabby Management, LLC, a Delaware limited liability company, indirectly owns the warrants to purchase our ADSs because it serves as the investment manager of Sabby Volatility Warrant Master Fund, Ltd. Mr. Mintz indirectly owns the warrants to purchase our ADS in his capacity as manager of Sabby Management, LLC.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

Changes in Percentage Ownership by Major Shareholders

Empery Asset Management, LP/ Mr. Ryan M. Lane/ Mr. Martin D. Hoe

Empery Asset Management, LP participated in our registered direct offering in January 2019, following which they filed a Schedule 13G with the SEC in order to report the holdings as described in the table above.

Sabby Volatility Warrant Master Fund, Ltd./Sabby Management, LLC/Hal Mintz

Sabby Volatility Warrant Master Fund, Ltd. participated in our registered direct offering in June 2018 after which they surpassed a holding of 5% of Kitov Pharma’s ordinary shares. On January 4, 2019 Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz filed a Schedule 13G/A with the SEC pursuant to which they notified the SEC that their holdings were reduced to below 5% of our issued and outstanding share capital.

Sabby Volatility Warrant Master Fund, Ltd. subsequently participated in our registered direct offering in January 2019, following which they filed a new Schedule 13G with the SEC to report the holdings as described in the table above.

Armistice Capital, LLC/Armistice Capital Master Fund Ltd./Steven Boyd

Armistice Capital Master Fund LLC participated in our registered direct offering in June 2018 after which they surpassed a holding of 5% of Kitov Pharma’s ordinary shares. On June 11, 2018 Armistice Capital, LLC, Armistice Capital Master Fund Ltd. and Steven Boyd filed a Schedule 13G with the SEC pursuant to which they notified the SEC that their holdings were reduced to below 5% of our issued and outstanding share capital.

Rosalind Advisors, Inc./ Steven Salamon/Rosalind Master Fund L.P.

Based on Schedule 13G filed by Rosalind Advisors, Inc. (“Advisor” to RMF), Rosalind Master Fund L.P. (“RMF”), Steven Salamon (“President”; Steven Salamon is the portfolio manager of the Advisor to RMF) with the SEC on February 1, 2018, RMF held 1,105,600 ordinary shares, which included (i) 950,000 ADSs and (ii) 155,600 of our NASDAQ Listed “Series A” Warrants. representing the right to purchase 155,600 of our ADSs, and which were exercisable. As reported on the Schedules 13G filed as aforesaid, RMF was the record owner of 950,000 of our ADSs and 155,600 of our NASDAQ Listed “Series A” Warrants. Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF. Notwithstanding the foregoing, as reported on the Schedule 13G filed as aforesaid, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares. We have no direct knowledge as to when or under what circumstances Rosalind Master Fund L.P. acquired its holdings in Kitov Pharma. Based on their public filings, their ownership of Kitov Pharma surpassed a holding of more than 5% of Kitov Pharma’s outstanding ordinary shares on January 25, 2018 and were reduced to below 5% of our issued and outstanding share capital in May 2018.

Goldman Hirsch Partners Ltd.

On January 12, 2017, Kitov Pharma acquired a controlling equity stake in TyrNovo Ltd. from Goldman Hirsch Partners Ltd. (GHP), its majority shareholder, for consideration of USD 2 million in cash and 564,625 ordinary shares of Kitov Parent, which was equivalent to USD 1.8 million based on the closing price of Kitov Pharma’s ordinary shares on the TASE on January 11, 2017. At closing of the transaction on January 13, 2017, Kitov Pharma issued 564,625 ordinary shares to Katzenell Dimant Trustees Ltd. as trustee holding such shares in escrow on behalf of Kitov Parent and GHP, which at such time represented approximately 6.8% of Kitov Pharma’s issued and outstanding share capital. The ordinary shares were issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the United States Securities Act of 1933, as amended. GHP signed a Shareholder’s Undertaking in connection with the ordinary shares containing, amongst other matters, a prohibition on transfer of such ordinary shares until January 13, 2018 and certain standstill limitations. Pursuant to such undertaking, GHP has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of our board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Parent a proxy to ensure GHP’s compliance with such voting undertakings. It is our understanding, to the best of our knowledge, that GHP is controlled by Dr. Gil Pogozelich, an Israeli citizen and resident. GHP’s holdings of 564,625 ordinary shares that we issued to them in January 2017 were reduced to below 5% of our issued and outstanding share capital in January 2018 as a result of subsequent share issuances by us.

Acquisition of FameWave Ltd.

On March 14, 2019, we announced that we entered into the Acquisition Agreement to acquire FameWave Ltd., a privately held Israeli biopharmaceutical company (FameWave’s main asset is CM-24, a clinical stage humanized monoclonal antibody targeting CEACAM1, a novel immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. Finalization of the closing of the transactions for the acquisition of FameWave is pending fulfillment of the closing conditions, including, amongst others, approval of our shareholders at a shareholders meeting scheduled for April 29, 2019. Each of the selling FameWave shareholders, including the investors in the concurrent private placement ADS issuance, has represented to us that other than the applicable voting undertaking and any Registration Rights Agreements to be entered into at closing of the Transaction, such party is not, and will not be, a party to any agreement or arrangement, whether written or oral, with us, any of the our officers or shareholders or a corporation in which the our officers or shareholders are an Interested Party (as defined in the Israeli Companies Law, 5759-1999), regulating the management of the Company, the shareholders’ rights in the Company, the transfer of shares in the Company, including any voting agreements, shareholder agreements or any other similar agreement even if its title is different or has any other relations or agreements with any of our shareholders, directors or officers. In addition, each of the investment funds and any FameWave shareholders signing the Registration Rights Agreement as part of the transactions being approved hereby, will at closing of the Transaction enter into the Shareholder’s Undertaking, which amongst other matters, contains undertakings of the shareholder not to seek to become part of a bloc of shares of the Company which would necessitate a special tender offer under the Israeli Companies Law, or would otherwise seek to effect a change of control in Kitov. Furthermore, to the best of our knowledge it is the intention of all of the investment funds and the other FameWave shareholders to be passive unaffiliated shareholders of the Company. Nonetheless, should the Transaction close in accordance with its terms, we expect that the composition of our major shareholders will change following such closing. For more information on the transaction, including details of the expected issuances of our securities to the significant shareholders of FameWave and the investment funds, please see Item 4.A. History and Development of the Company – Recent Developments – FameWave Acquisition. For more Information on the Acquisition Agreement in connection with this transaction please see Item 10 – Additional Information – C. Material Contracts – FameWave Acquisition Agreement.

Record Holders

As of the date of this Annual Report on Form 20-F, there were (i) 18 shareholders of record of our ordinary shares, 16 of which were Israeli or other non-U.S. persons or entities holding 99.63% of our ordinary shares, and 2 of which were U.S persons or entities holding 0.37% of our ordinary shares; and (ii) one holder of record for the public warrants which was a U.S. entity. As of March 22, 2019, there were 13,835,447 ADSs outstanding (or approximately 70.9% of our total issued and outstanding ordinary shares), which were held by 69 holders of record as recorded on the records of Depositary Trust Corporation and our ADS Depositary, The Bank of New York Mellon.

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

TyrNovo Ltd.

On January 13, 2017, Kitov Pharma completed its acquisition of a controlling interest in TyrNovo, from GHP. Pursuant to the terms of the transaction, including such adjustments to the terms and conditions which were finalized between the parties subsequent to the closing, Kitov Pharma issued GHP 564,625 of its ordinary shares (the “Consideration Shares”) and was to pay GHP aggregate cash proceeds of $2 million (the “Cash Consideration”) in exchange for 9,570 ordinary shares in TyrNovo and the assignment to Kitov Pharma of a loan in the amount of $101,157 made by GHP to TyrNovo, (the “Completed TyrNovo Acquisition”). $800,000 of the Cash Consideration was paid to GHP (or to other third parties on behalf of GHP) on January 13, 2017. An additional $1,032,843 of the Cash Consideration was paid to GHP (or to other third parties on behalf of GHP) in April 2017. As part of the Completed TyrNovo Transaction, and following the arrangements for the payment of the additional Cash Consideration in April 2017, Kitov Pharma agreed with GHP that it also acquired a loan to TyrNovo of $101,157 from GHP. This loan was since repaid. An additional $91,000 of the Cash Consideration was paid to GHP in February 2019. The remaining $76,157 of the Cash Consideration was retained by us on account of certain expenses in connection with the transaction, as agreed to between Kitov Pharma and GHP.

All of the Consideration Shares were held in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the Completed TyrNovo Acquisition. Concurrent with the closing of the Completed TyrNovo Acquisition, on January 13, 2017 GHP resigned from its position as sole director of TyrNovo Ltd. 395,238 of the Consideration Shares were released from the escrow to GHP in 2018, and concurrently with such release from escrow 12% of such Consideration Shares (47,429 ordinary shares) were transferred by GHP to Yissum as payment for the share consideration portion of the Exit Fee by GHP under the Yissum License Agreement. 169,388 Consideration Shares were held in escrow in order to ensure the fulfillment of certain post-closing undertakings and with respect to certain unresolved indemnification claims and other liabilities which were settled by GHP and us in February 2019. Upon such settlement the final 169,388 Consideration Shares were released from the escrow to GHP in February 2019 and concurrently with such release from escrow 12% of such Consideration Shares (20,327 ordinary shares) were transferred by GHP to Yissum as payment for the share consideration portion of the Exit Fee by GHP under the Yissum License Agreement. For more information on this agreement please see “Item 4. Information on the Company- B. Business Overview - Intellectual Property - Exclusive License Agreement with Yissum”.

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

The Taoz Minority Shareholder Purchase Option expired on February 9, 2018 unexercised.

On February 13, 2017, Kitov Pharma appointed Dr. Gil Ben-Menachem, its Vice President of Business Development as a director of TyrNovo.

Kitov Pharma and TyrNovo entered into a Revolving Secured Facility and Pledge Agreement on March 1, 2017, pursuant to which Kitov Pharma made loans in the amount of $1,000,000 to TyrNovo. The loans were made on various dates between February 2017 and January 2018. As security for the payment in full of its loans and accrued interest and performance of its other undertakings, TyrNovo granted to Kitov Pharma a security interest in all of TyrNovo’s right, title and interest for the benefit of Kitov Pharma, in certain assets and rights of TyrNovo. This security interest is subject to the consent of Yissum which has still not been granted. This loan was repaid in 2018 via an issuance by TyrNovo of additional equity to Kitov Pharma.

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

In October 2017 we announced the acquisition of an additional 27% stake in TyrNovo pursuant to an agreement with certain unaffiliated minority shareholders of TyrNovo. Pursuant to the agreement, which closed in March 2018, we acquired 4,024 ordinary shares, or approximately 27% of the outstanding shares of TyrNovo (the “Newly Acquired TyrNovo Shares”). In exchange for the Newly Acquired TyrNovo Shares, we issue to these unaffiliated minority shareholders of TyrNovo, in aggregate, 658,484 newly issued ordinary shares (equivalent to 658,484 ADSs) of Kitov Pharma (the “TyrNovo Minority Consideration Shares”).

Following closing of the transaction for acquiring the Newly Acquired TyrNovo Shares, all of the TyrNovo Minority Consideration Shares were held in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the acquisition. In addition, each of the unaffiliated minority shareholders which received their applicable portion of the TyrNovo Minority Consideration Shares signed a Shareholder’s Undertaking in connection with the ordinary shares of Kitov Pharma held by them containing, amongst other matters, a prohibition on transfer of such ordinary shares until one year following the closing of the share exchange transaction and certain standstill limitations. Furthermore, such shareholder agreed that during for so long as such shareholder is holding our ordinary shares to be received in the share exchange transaction for their TyrNovo shares, it shall vote its Kitov Pharma ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Pharma’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Pharma a proxy to ensure compliance with such voting undertakings. the TyrNovo Minority Consideration Shares are in the process of being released from escrow to each of the applicable shareholders.

On June 17, 2018, we closed the transaction for the acquisition of an additional then approximately 4.1% stake in TyrNovo, pursuant to an agreement with Taoz. Taoz was the final remaining unaffiliated minority shareholder of TyrNovo, and with whom we had entered into a shareholders’ agreement in February 2017 (see above). Pursuant to this new share exchange agreement with Taoz, in exchange for Taoz’s entire holding in TyrNovo and the termination of the existing shareholder and investment agreements amongst us, TyrNovo and Taoz, we issued to Taoz 140,845 newly issued ordinary shares. As part of the agreement, we committed to register the newly issued shares for trading. The registration statement, registering the Company’s ADSs representing the newly issued shares for trading, was declared effective by the SEC as of August 8, 2018. In addition, we committed to pay Taoz in cash the difference between the share price of Kitov’s shares on the closing date to that on the registration date, in the event Kitov’s share price is lower on the registration date than on the closing date, and in August 2018 we paid Taoz an amount of $159,732.

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

On July 27, 2016 we entered into an amendment to the consulting agreement with Lior Tamar, pursuant to which we paid Lior Tamar a monthly fee of $12,500 (commencing as of December 2015), and 3.5% of all amounts actually raised and received by us from third parties in capital markets transactions, excluding amounts received by the Company in certain events, including, amongst others, amounts received from interested parties, and amounts in excess of $25,000,000 which are received by the Company pursuant to a funding event as defined in the consulting agreement. In addition, we paid Lior Tamar a one-time amendment signing bonus of $50,000. In the event that, with respect to any contemplated funding event, we were not permitted to pay and/or Lior Tamar shall not be permitted to receive, 3.5% of all amounts actually raised and received by us from third parties in a particular capital markets transaction, whether for reasons of law, regulation, commercial arrangements of the Company in connection with the transaction, or otherwise, then Lior Tamar was to provide us with a timely waiver of the such consideration to be received by Lior Tamar in connection with such transaction. Upon delivery of such waiver Lior Tamar was entitled to receive alternative consideration in connection with such transaction, which accomplishes, to the extent possible, the original business purpose of the waived consideration in a compliant, valid and enforceable manner. The agreement was terminable by either party for any reason at any time by furnishing the other party with a notice of termination 60 days prior to such notice of termination having effect, and Lior Tamar is entitled to payment for any fund raising that closes during the 90 day period following termination of the agreement; provided, however, that during the period between July 1, 2016 and December 31, 2018, the advance notice period was six months prior to any notice of termination having effect, and during the period of time when this extended notice period is in effect, Lior Tamar was entitled to payment for any fund raising that closes during the 30 day period following termination of the agreement. In December 2017, we notified Lior Tamar of the termination of the agreement. As previously disclosed, during 2018 we engaged in negotiation for a new consulting agreement with Lior Tamar. These negotiations did not result in a new agreement. Furthermore, Lior Tamar made certain claims against us which were related to success fees due to them for their historical services to us. In order to avoid costly and possibly protracted litigation, we engaged in discussions and informal mediation with Lior Tamar aimed at agreeing to a global amount to settle all claims. In October 2018, we finalized a full and final settlement with Lior Tamar pursuant to which we paid Lior Tamar an additional $330,000 (including an amount of approximately $180,000 on account of historical past due amounts which had been held back by us pending resolution of the claims made by Lior Tamar), with a possible additional $35,000 to be paid by us pending the outcome of any claims Lior Tamar has against certain former minority shareholders of TyrNovo.

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

The Company’s audit committee and board of directors approved the consulting agreement with Lior Tamar, as well as the amendment thereto and the termination thereof, all in accordance with the requirements of the Companies Law. The final settlement with Lior Tamar approved by our audit committee and board of directors which also resolved that we will cease to engage Lior Tamar as a consultant going forward.

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

Under applicable Israeli law, a motion to approve a lawsuit as a class action initially needs to be approved as such by the court. Only after such approval is granted by the court, will the court proceed to the second stage of hearing the underlying claims of the class action lawsuit. We announced that we reject the claims asserted in the 2015 Motion. We have delivered our response to the court in accordance with applicable law, and a preliminary hearing was held by the court on September 12, 2016. At such hearing the court determined that certain claims of the petitioners in connection with alleged personal interests by affiliates of Kitov Pharma in connection with the public offering of our initial public offering of our securities in the U.S. during November 2015 are not part of the grounds for the 2015 Motion and no remedies shall be sought by the petitioners in connection therewith. The court set a schedule for the submission by the petitioners of a motion for discovery, and any responses to such motion. An additional preliminary hearing was held on February 7, 2017. At that hearing the court ruled on the scope of the petitioners’ motion for discovery, and pursuant to such ruling Kitov Pharma delivered to the petitioners (subject to signing confidentiality undertakings) certain protocols of the board of directors of Kitov Pharma. The parties subsequently filed various motions in connection with discovery. On March 30, 2017 the court ordered the parties to negotiate on the matter in order to try and reach a procedural agreement. On June 4, 2017 a preliminary hearing was held at which the court ruled on matters concerning discovery and scheduled an evidentiary hearing for October 30, 2017. On October 24, 2017 the court issued a ruling to stay proceedings in this matter until January 15, 2018 due to the ongoing ISA Investigation. This stay was subsequently extended by the court, which ruled that the evidentiary hearing shall not be rescheduled and that the stay of proceedings shall remain in place pending delivery of a notice to the court by the ISA with respect to an update on the ISA Investigation. This stay was subsequently extended by the court to a number of time and once again until mid-April 2019.

On November 8, 2016, a shareholder of Kitov Pharma submitted a request to the court in connection with the 2015 Motion to be excluded from the Purported Class and claiming to have independent causes of action and claims of approximately NIS 1 million (the “Petition to Exclude”). We responded to the court as required, and, amongst other arguments, we noted that pursuant to the Class Action Lawsuits Law 5766-2006 and the Regulations enacted thereunder, at the current stage of the court proceedings with respect to the Motion, such shareholder cannot petition to be excluded from the Purported Class. The court ordered the shareholder to respond to our response and he has done so. In May 2018 the shareholder submitted an independent lawsuit against us in the Haifa Magistrates Court seeking damages of approximately NIS 1.1 million (the “Separate Lawsuit”). In August 2018 the Haifa Magistrates Court transferred the Separate Lawsuit to the Tel Aviv Magistrates Court. We are of the view that such shareholder’s claims are identical to the asserted claims for damages in the Motion, and we have notified the court of such and have sought a stay of proceedings pending the outcome of the Motion. A preliminary hearing on our motion to dismiss the Separate Lawsuits and/or stay the proceedings has been scheduled for May 1 2019.

We have been advised by our attorneys that the likelihood of Kitov Pharma not incurring any financial obligation as a result of the class action (including the 2015 Motion and the Separate Lawsuit) exceeds the likelihood that Kitov Pharma will incur a financial obligation. At this stage however, we are unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the 2015 Motion’s and/or the Separate Lawsuit’s probability of success or the scope of potential exposure, if any.

ISA Investigation

On February 7, 2017, we announced that Kitov Pharma was being investigated by the Israeli Securities Authority (the “ISA” and the “Investigation,” or “ISA Investigation” respectively). We have not yet been advised by the ISA of the full scope and focus of the Investigation. However, as previously disclosed by us on May 1, 2017, we have had discussions with the ISA regarding the Investigation, and are able to provide additional information to our investors and other stakeholders, with regard to the nature of the ISA’s concerns with respect to Kitov Pharma.

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

In September 2018 we announced that, following a filing by our Chairman of the Board and Chief Medical Officer, Dr. Paul Waymack, of a motion to quash a subpoena for documents and testimony served on Dr. Waymack by the Securities and Exchange Commission (“SEC”), the SEC has commenced an action to enforce the subpoena. As stated by the SEC, “The application does not reflect a determination by the SEC or its staff that Waymack or Kitov Pharmaceuticals has violated any provisions of the federal securities laws or any provisions at issue in the Israel Securities Authority’s investigation”. The formal order issued by the SEC, which authorizes the SEC Staff to issue subpoenas and take testimony, states that the Israel Securities Authority (“ISA”) has requested assistance in connection with an investigation and does not cite any other reason for issuing the formal order. Furthermore, counsel for the SEC has confirmed to Dr. Waymack’s counsel that the sole purpose of the SEC’s involvement in this matter is to facilitate obtaining documents and testimony from Dr. Waymack on behalf of the ISA, pursuant to the assistance memorandums between the SEC and ISA, which, as previously announced by Kitov, is conducting an ongoing investigation of Kitov and certain of its principals.

To our knowledge, according to Dr. Waymack’s filing, the SEC subpoena should be quashed because the SEC’s assistance to the ISA in this matter would prejudice the public interest of the United States; that in conducting the underlying investigation, the ISA has violated both Israeli and United States law that would normally prohibit the ISA’s conduct in certain matters in connection with the investigation; that Dr. Waymack’s rights under American law as an American citizen and a respected member of the medical community would not be respected and preserved by the SEC providing assistance to the ISA; that to allow the SEC’s subpoena to stand would result in an abuse of process; and, that the subpoena is also overly broad and unduly burdensome to both Dr. Waymack and Kitov. In February 2019, a hearing was held with respect to these motions involving Dr. Waymack, and the court issued a ruling granting Dr. Waymack’s motion that the subpoena is overly broad but denying the other arguments raised by Dr. Waymack. The parties were given a period of time to discuss and agree on a revision to the scope of the subpoena. Dr. Waymack has informed us that he intends to file an appeal of that decision.

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

The remaining motion from the 2017 Motions was filed against us, our executive directors and certain of our present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that we included misleading information in our public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of approximately NIS 29 million (approximately US$ 8 million at prevailing exchange rates). We have not yet delivered our response to the court, and we will do so in accordance with applicable law and the court’s instructions. The court has ordered a stay of proceedings due to the ongoing ISA Investigation until mid-April 2019.

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

On August 2, 2017, we filed a motion to dismiss the amended complaint in its entirety. Plaintiffs opposed our motion on August 30, 2017, and our reply was filed on September 27, 2017. In addition, on September 20, 2017, we filed a letter motion requesting a conference on the issue of whether this litigation should be dismissed following our discovery of posts on an investment message board appearing to have been made by the lead plaintiff in the case, and stating that he did not know himself to be a plaintiff in this action. On September 21st, the court granted our request, and on November 7th, the court ordered that the issues raised in our letter motion would be considered together with and supplementing our motion to dismiss. In March 2018, the court rendered a decision on our motion to dismiss, dismissing all claims against our CFO and a partial dismissal of certain claims against us and our CEO.

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

On August 3, 2017, a motion of demurrer was filed on behalf of the Company and the individual defendants to dismiss the complaint against them, and, in the alternative, a motion was filed to stay the action, including, until the Supreme Court of the United States has ruled as to the jurisdiction of the California state court to hear this dispute. The underwriter defendants also filed a motion of demurrer. Answering papers were filed by plaintiffs on September 19, 2017; our reply papers were filed on October 19, 2017; and the hearing on this motion was held on October 26, 2017. At the hearing, the judge ruled against us, the individual defendants and our underwriters, denying our demurrers and our motions to stay the entirety of the matter. We filed an answer on or about November 24, 2017. On December 15, 2017, we filed a more limited motion to stay discovery pending the resolution of the ISA Investigation. Following plaintiffs’ opposition to our motion on January 5, 2018 and our reply in further support on January 16, 2018, the court ruled in our favor after arguments on January 29th, 2018 staying discovery by plaintiffs against the Company and the individual defendants until June 1, 2018, at which point the parties are to update the court on the status of the ISA’s investigation. Discovery against the underwriters continued.

Settlement of U.S. Class Actions

In July 2018 we entered into a stipulation and agreement of settlement that is intended to settle the US Class Actions. The settlement was approved by the court in March 2019.

Under the terms of the settlement, the Classes in all of the Actions will receive aggregate consideration of $2.0 million. The settlement consideration, as well as ancillary expenses, is expected to be funded by our insurance carriers, who have indicated to us that they have already made reserves for the settlement consideration. We expect that the settlement will have no impact on our Statement of Operations.

The settlement contains no admission of wrongdoing and reiterates that we have always maintained and continue to believe that we did not engage in any wrongdoing or otherwise commit any violation of federal or state securities laws or other laws, including, without limitation, vigorous denials that our public statements were misleading; that we failed to disclose any material information to investors; that we acted in any deceitful manner; that any investment losses sustained by the Classes were caused by our or other defendants’ alleged misconduct, and that they have any liability to the Classes in the U.S. Class Actions. The settlement also reiterates that our counsel also have researched the applicable law and believes that we and the other defendants can successfully defend against all claims in the U.S. Actions, and that they continue to believe that the claims asserted in the U.S. Class Actions have no merit, and the Classes have no evidence to support their claims.

We and the other defendants agreed to the settlement on the basis of the advice and recommendations of our insurance carriers, who are indemnifying us for the expenses of conducting a defense in the U.S. Class Actions, as well as paying judgments which may be assessed as a result of the U.S. Class Actions. As such, we and the other defendants believe that further litigation of the U.S. Class Actions would be protracted, burdensome, and expensive for us as well as our insurers, and that it is desirable and beneficial that the claims asserted in the U.S. Class Actions be fully and finally settled and terminated in the manner of the settlement, with no additional costs to us or to the other defendants.

Pursuant to the final settlement, we and our directors and officers as well as the other defendants named in the U.S. Class Actions are released from the claims that were asserted or could have been asserted in the U.S. Class Actions by Class members participating in the settlement. The court approved settlement is subject to the completion of final documentation, funding of the $2.0 million in cash by our insurance carriers, and other customary closing conditions.

Although we maintain directors’ and officers’ liability insurance, with an extension to cover the Company as well, and which is expected to cover much of our expected costs in connection with the 2015 Motion (including the Separate Lawsuit), the ISA Investigation, the 2017 Motions and the U.S. Class Actions after payment by us of the policy deductibles, the insurance companies may reject our claims for coverage under the policy or the coverage may not be adequate to cover future claims. Furthermore, we are required to indemnify our underwriters for their legal defense costs or any other damages in the California putative class actions, and such indemnification will not be covered under the policy. To date we have already received requests from our underwriters to indemnify them for their legal costs in connection with the California putative class actions in an aggregate amount of approximately $185,000, most of which amount has already been paid by us as of the date of this Annual Report on Form 20-F. Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate amounts.

Other than the 2015 Motion (as well as the Separate Lawsuit), the ISA Investigation, the 2017 Motions and the U.S. Class Actions, we are not currently a party to any significant legal or arbitration proceedings involving any third party, including governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effects on the company’s financial position or profitability.

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

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2018.

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

Ordinary Shares

The following is a description of our ordinary shares. Our authorized share capital is 250,000,000 ordinary shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 10,000,000 preferred shares in each class. The above amounts include 1 dormant ordinary share held in treasury.

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

Our ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our amended and restated articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed by the holder of the ADSs or as described in the following sentence.  If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs.  The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

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

We presently do not have any issued and outstanding preferred shares. On December 5, 2016, our shareholders approved the amendment to our amended and restated articles of association, as well as to our memorandum of association, for the addition to Kitov Pharma’s registered share capital of 50,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 10,000,000 preferred shares in each class (the “Preferred Shares”).

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

Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the board of directors and the audit committee and (i) must involve the extension of an existing transaction that was duly approved and does not involve any significant change in the terms of the existing transaction or the change is solely for the benefit of the company; (ii) is solely for the benefit of the company; (iii) is with the controlling shareholder or another person in which the controlling shareholder has an interest and the transaction is in accordance with the terms of a framework agreement that was duly approved; (iv) is with the controlling shareholder or another person in which the controlling shareholder has an interest, the purpose of which is a transaction of theirs with a third party or a joint proposal to enter into a transaction with a third party, and the terms of the transaction that apply to the controlling shareholder are not significantly different from the terms that apply to the controlling shareholder or an entity controlled by him or her (while taking into account the extent of their respective involvement in the transaction); (v) is among companies controlled by the controlling shareholder, or between the public company and the controlling shareholder or another person in which the controlling shareholder has a personal interest, and the transaction is on market terms, within the ordinary course of business and does not harm the company; or (vi) on the date of approval of the extraordinary transaction by the board of directors and audit committee, the shareholders who do not have personal interest in the approval of the said transactions do not hold more than 2% of the voting rights in the company. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and the board of directors agree that such arrangements are solely for the benefit of the company. Employment and compensation arrangements for an office holder that is a controlling shareholder of a public company, or the provision of directors’ and officers’ insurance for the chief executive officer, do not require shareholder approval if certain criteria are met. The Board, following the prior determination of the Audit Committee or Compensation Committee, as applicable, may also determine that the compensation being offered to certain office holders (including directors) is an engagement which, pursuant to the leniencies set forth in the Relief Regulations, can be entered into by a company immediately, with the approval by the shareholders being deferred to the next shareholder meeting to be called by the Company, is such compensation is consistent with compensation policy of the company which was approved by the shareholders of the company in accordance with the Companies Law, and are no more beneficial to the recipient as such similar compensation previously granted to other holders of the same office.

Private Placements

Under the Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle investors to receive 20% or more of the voting rights of a company as calculated before the private placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of a substantial shareholder shall increase or as a result of it a person shall become a substantial shareholder, then in either case, the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” in connection with a private placement as set forth above, is defined as a shareholder who holds five percent or more of the company’s outstanding share capital or voting rights, and which assumes the exercise of all of the securities convertible into shares either held by that person prior to such private placement or offered to such person under the private placement. In order for the private placement to be on “market terms” the board of directors has to determine, on the base of detailed explanation, that the private placement is on market terms, unless proven otherwise. With respect to the requirement for shareholders’ approval of a private placement as aforesaid, under the Companies Law a series of private transactions would be aggregated to the extent (i) they were done within 12 consecutive months and were completed with or on behalf of the to the same offerees; (ii) they were done within 12 consecutive months and the same asset was offered as consideration, with different securities of one company considered as the same asset; or, (iii) they are part of one transactions or transactions which are co-dependent upon each other. Otherwise, under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in other special circumstances, such as a private placement completed in lieu of a special tender offer, or a private placement under circumstances which qualifies as a related party transaction requiring shareholder approval, approval at a general meeting of the shareholders of a company is then also required. A registered direct offering in the United States is generally considered a private placement under the Companies Law.

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

Exclusive Forum for Shareholder Litigation

Our Amended and Restated Articles of Association provide that, unless we consent in writing to the selection of an alternative forum, the Tel Aviv District Court (Economic Division in the State of Israel (or, if the Tel Aviv District Court does not have jurisdiction, and no other Israeli court has jurisdiction, the federal district court for the District of New York) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, and (3) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law 5728-1968, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. In addition, the federal district courts of the United States for the District of New York shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to these provisions. This forum selection provision will limit shareholders’ choice in selecting a judicial forum for disputes with us that it finds favorable or convenient and may have the effect of discouraging lawsuits against us or our directors and officers.

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

FameWave Acquisition Agreement

The following is a summary of the material terms of the Acquisition Agreement. A copy of the Acquisition Agreement, including ancillary agreements to be entered into in connection with the transactions contemplated by the Acquisition Agreement, is attached as an exhibit to this Annual Report on Form 20-F. The Acquisition Agreement, and ancillary agreements, have been attached to this Annual Report on Form 20-F to provide you with information regarding its terms. The summary of the material terms of the Acquisition Agreement (including any of its ancillary agreements) below and elsewhere in this Annual Report on Form 20-F is qualified in its entirety by reference to the Acquisition Agreement and/or the applicable ancillary agreement. This summary may not contain all of the information about the Acquisition Agreement and/or any applicable ancillary that is important to you. We urge you to read carefully the Acquisition Agreement (including any of its ancillary agreements) in its entirety as these are the legal documents governing the transactions.

Form of the Transaction

Upon the terms and subject to the conditions of the Acquisition Agreement, we will acquire 100% of the issued and outstanding shareholdings from the shareholders of FameWave, in exchange for the issuance of our ADSs and Kitov Warrants, and FameWave will become a wholly-owned subsidiary of the Company. In addition, we will provide a loan to FameWave to pay cCAM, a wholly owned subsidiary of MSD for the return of the intellectual property rights to CM-24 to FameWave and to repay certain loans provided by FameWave’s shareholders to FameWave to conduct business pursuant to the approved business budget. As part of the Acquisition Agreement, three leading life science focused investment funds, Orbimed Israel Partners, Pontifax, and Arkin Holdings, who collectively hold approximately 90% of FameWave, will concurrently invest $3.5 million in us in exchange for additional newly issued ADSs of the Company, priced at $1.23 per ADS, in a private placement.

Effective Time of the Transaction

The Acquisition Agreement requires the parties to consummate the acquisition and the concurrent private placement after all of the conditions to the consummation of the transactions contained in the Acquisition Agreement are satisfied or waived, including the approval of the transactions contemplated pursuant to the Acquisition Agreement by all of the shareholders of FameWave or the implementation of applicable bring-along provisions in the FameWave articles of association in order to effect the share exchange for all shareholders of FameWave; the approval by our shareholders of the issuance of our ADSs and Kitov Warrants in the acquisition share exchange as well as the issuance of our ADSs in the concurrent private placement transaction; closing of the transaction for the return of CM-24 to FameWave by MSD; finalization by FameWave of the joint clinical collaboration agreement; and satisfaction of other customary closing conditions. The acquisition will become effective upon the completion of all closing conditions set forth in the Acquisition Agreement. Neither we nor FameWave can predict the exact timing of the consummation of the transactions, but it is expected to occur in the third quarter of 2019.

Transaction Consideration

In consideration of the transfer of the FameWave shares to us and the other obligations set forth in the Acquisition Agreement, the aggregate purchase price to be paid by us for 100% of FameWave shares will consist of the issuance by us to the FameWave Shareholders, and, on behalf of FameWave, to (i) THM, and (ii) the lenders with outstanding balances under the Convertible Loan Agreement, their respective share, as set forth in the allocation table to be provided to us prior to closing of the Transaction, of (a) 8,075,610 of our ADSs (equal to $9,933,000 divided by $1.23, (the “Consideration Shares PPS”)), and such ADSs with aggregate value of $9,933,000 shall serve as the total consideration for 100% of the fully diluted share capital of FameWave, and will be allocated among all selling FameWave shareholders, lenders under the Convertible Loan Agreement, THS, and any other persons with equity based rights in FameWave and/or rights to receive consideration from an exit transaction of FameWave or any other type of FameWave reorganization, all as set forth in the allocation table to be provided to us, and (b) Kitov Warrants to purchase 4,037,805 additional ADSs, with an exercise price equal to $1.98 per ADS of Kitov, and with a term of exercise of 4 years beginning on the date of issuance, and subject to other terms and conditions as set forth herein and in the Warrant Agreements, the form of which is attached to the Acquisition Agreement.

As part of the Acquisition Agreement, three leading life science focused investment funds, Orbimed, Pontifax Venture Capital, and Arkin Holdings, who collectively (together with their respective affiliates) hold approximately 90% of FameWave, will invest an aggregate $3.5 million in us in exchange for 2,845,528 newly issued ADSs of the Company, priced at $1.23 per ADS.

Pursuant to the Acquisition Agreement, we deposited with an escrow agent $2 million Cash Escrow in order to secure payments by FameWave to MSD and/or loans that the shareholders of FameWave may provide FameWave between the effective date of the Acquisition Agreement and the closing. Until the closing, FameWave may enter into loan agreements with the investment funds and/or accrue Indebtedness or Liabilities, in an amount not to exceed an amount equal to $3.5 million less the funds used from the Cash Escrow for payment of the fee to MSD for the return of the rights to CM-24, for the purpose of funding FameWave’s current business activities in accordance with the business budget agreed between the two parties, plus an additional deviation of up to $100,000 on account of such business activities (the “Permitted Loans”). We undertook to cause FameWave to repay at or prior to closing, all Permitted Loans provided by selling FameWave shareholders following October 21, 2018, utilizing the Cash Escrow, and to the extent that Permitted Loans were provided such that the balance at closing of the Transaction of the Permitted Loans is in excess of the our Cash Escrow account balance, such excess balance amount shall be set off from the $3.5 million Subscription Amount to be invested by the investors at closing of the Transaction. Other than the Permitted Loans (or indebtedness or financial Liabilities in the amount and for the purposes of such Permitted Loans and in lieu thereof, if incurred by FameWave and not covered by Permitted Loans) and any Assumed Liabilities under the Reversion Agreement (as such are defined therein the Reversion Agreement), FameWave shall have no outstanding or accrued liabilities or indebtedness at closing.

In addition, we agreed that at closing of the Transaction, we will approve the grants of the FameWave CEO Options to Dr. Michael Schickler, the current CEO of FameWave, under Kitov’s Employees Stock Option Plan under the 102 Capital Gains Track, or other eligible tax track as applicable, comprised of (i) options to purchase 54,472 ADSs of Kitov ($67,000 divided by $1.23 per share, and, (ii) options to purchase 27,236 ordinary shares of Kitov, which will have an exercise price of $1.98 per share and a an exercise period of 4 years, pursuant to the Kitov’s Employee Stock Option Plan.

FameWave Stock Options and Warrants

FameWave has represented that there are no outstanding options to purchase FameWave common shares or warrants to purchase FameWave common shares, and no options to purchase FameWave common shares or warrants to purchase FameWave common shares may be issued prior to the effective time of the acquisition.

Conditions to the Completion of the Transactions

Each party’s obligation to complete the acquisition is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the acquisition, of various conditions applicable to all or any one of the parties, (subject to certain exceptions set forth in the Acquisition Agreement), which include the following:

●	each of the representations and warranties of each party will be true and correct in all respects on and as of the date of the Acquisition Agreement and as of the closing as if made at and as of the closing (other than such representations and warranties that are made as of a specified date, which representations and warranties will be true and correct in all respects as of such date) (the “Accuracy of Representations Closing Condition”);

●	the other party to the Acquisition Agreement must have performed or complied with in all material respects all covenants and obligations in the Acquisition Agreement required to be performed or complied with by it on or before the closing of the acquisition (the “Compliance with Obligations Closing Condition”);

●	shares constituting all of the issued and outstanding shares of capital stock of FameWave shall be transferred to Kitov pursuant to the terms of the Acquisition Agreement, pursuant to joinder agreements to this Agreement executed by each FameWave shareholder which did not yet sign the Acquisition Agreement, or in accordance with the bring-along provisions in FameWave’s governing documents effected by FameWave;

●	All filings with, notices to and other consents of any governmental authority required to be made or obtained on or prior to the closing date of the Transaction in connection with the transactions contemplated by the Acquisition Agreement shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or competition law, regulation or other applicable law shall have expired or been terminated;

●	Our shareholders must have approved the Transaction and the issuance of our securities to be issued in connection with the transactions;

●	the TASE shall have issued its approval, authorization and listing consent for the ordinary shares underlying the our securities to be issued as part of the Transaction;

●	Since the date of the Acquisition Agreement, there shall not have occurred any material adverse effects (as such are defined in the Acquisition Agreement);

●	the execution by FameWave no later than March 31, 2019 of a joint clinical collaboration agreement, which is now in an advanced stage of negotiation with a major pharmaceutical company, for a planned Phase I/II study of CM-24 in combination with a PD-1 antibody in early 2020, with preliminary data expected in late 2020.

●	the closing of the Reversion Agreement amongst FameWave, Merck Sharp & Dohme Corp. (“MSD”) and cCAM Biotherapeutics Ltd. (the MSD subsidiary currently holding the license to CM-24 from THM), transferring the CM-24 license and other related assets to FameWave, shall have occurred.

●	We shall have approved the FameWave CEO Option;

●	the FameWave Stockholders Representative shall have received confirmation from us that as of May 1, 2019, we had a cash (including cash equivalents and short term investments) amount of at least $11,000,000 in our bank account, net of non-ordinary course business indebtedness (as defined in the Acquisition Agreement), of which at least $10,000,000 (which $10,000,000 amount is net of any type of indebtedness) is reserved, by resolution of our Board of Directors made no later than the closing of the Transaction, for the funding of the Business Budget Implementation of FameWave delivered to us by FameWave, provided, however, that at the applicable date for fulfillment of the conditions, such above amounts shall be reduced by any of our cash outlays between the effective date of the Acquisition Agreement and closing of the Transaction with respect to the Business Budget Implementation that have been approved in writing by the Stockholders Representative and by the $2 million loan amount deposited in the Escrow Account;

●	no temporary restraining order, preliminary or permanent injunction or cease and desist or other order preventing the consummation of the transactions contemplated by the Acquisition Agreement, or imposing fines, assessments, costs, liabilities or penalties in respect thereof, shall have been issued by any court of competent jurisdiction or governmental authority and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the transactions contemplated by the Acquisition Agreement that makes consummation of such transactions illegal;

●	no governmental authority and no other person shall have commenced or threatened (or made any determination) to commence any legal proceeding: (a) challenging any of the transactions contemplated by the Acquisition Agreement or seeking the recovery of damages in connection with any of the transactions contemplated by the Acquisition Agreement; (b) seeking to prohibit or limit the exercise by any selling FameWave shareholder of any material right pertaining to its ownership of the Consideration Shares, or by Kitov of any material right pertaining to its ownership of the FameWave Shares; or (c) seeking to materially restrict or condition, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated by the Acquisition Agreement;

●	FameWave shall have received a ruling from the Israel Tax Authority permitting any selling FameWave shareholder which elects to become a party to such a tax ruling (the “Electing Holders”), to defer any applicable Israeli tax with respect to any consideration that such Electing Holder will receive pursuant to the Acquisition Agreement until the sale, transfer, conversion or other conveyance for cash of such consideration by such Electing Holder or such other date set forth in Section 104H of the Israeli Income Tax Ordinance [New Version] 5721-1961 (the “Ordinance”) and all the regulations, rules and orders promulgated thereunder (the “104H Tax Ruling; and the costs and expenses of the 104H Tax Ruling which exceed the amounts included in the Business Budget Implementation shall be solely for the account of the Electing Holders who shall be jointly liable to FameWave for such costs and expenses;

●	the other party to the Acquisition Agreement must have delivered certain certificates and other documents required under the Acquisition Agreement for the closing of the acquisition; and

●	the board of directors of FameWave to be reconstituted as set forth in the Acquisition Agreement.

Conduct of Business Pending the Closing

The selling shareholders of FameWave have agreed with us that FameWave shall carry on its businesses in all material respects in the ordinary course in substantially the same manner as heretofore conducted until the earlier of the termination of the Acquisition Agreement and the closing. In addition, the selling shareholders of FameWave have agreed not to (and not to authorize or permit any of its representatives to), directly or indirectly, solicit, initiate, knowingly encourage, facilitate or induce the making, submission or announcement of an acquisition proposal for FameWave and/or such shareholder’s shares.

Until the closing of the Transaction, FameWave may enter into loan agreements with the investors and/or accrue indebtedness or liabilities, in an amount not to exceed an amount equal to $3.5 million less the funds used from the our $2 million cash escrow for payment of the fee to MSD for the reversion of the rights to CM-24, for the purpose of funding FameWave’s current business activities in accordance with the business budget implementation agreed between the parties, plus an additional deviation of up to $100,000 on account of such business activities. We undertook to cause FameWave to repay at or prior to closing of the Transaction, all Permitted Loans provided by selling FameWave shareholders following October 21, 2018, utilizing our $2 million cash escrow amount, and to the extent that Permitted Loans were provided such that the balance at closing of the Permitted Loans is in excess of the our cash escrow account balance, such excess balance amount shall be set off from the $3.5 million subscription amount to be invested by the investment funds at closing. Other than the Permitted Loans (or indebtedness or financial liabilities in the amount and for the purposes of such Permitted Loans and in lieu thereof, if incurred by FameWave and not covered by permitted Loans) and any of the assumed liabilities under the agreement for the reversion of CM-24 to FameWave Agreement, FameWave shall have no outstanding or accrued liabilities or indebtedness at closing of the Transaction.

Additional Agreements

Each of us, the selling FameWave shareholders and the investors in the private placement, has agreed to, among other things:

●	use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the acquisition and any other transaction contemplated by the Acquisition Agreement;

●	reasonably cooperate with the other parties and provide the other parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each party of its respective obligations under the Acquisition Agreement;

●	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the acquisition and any other transaction contemplated by the Acquisition Agreement;

●	use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the acquisition and any other transaction contemplated by the Acquisition Agreement or for such contract to remain in full force and effect;

●	use its commercially reasonable efforts to satisfy the conditions precedent to the consummation of the acquisition and any other transaction contemplated by the Acquisition Agreement;

●	We shall use commercially reasonable efforts to maintain our existing listing on the NASDAQ Capital Market and to cause our ordinary shares being issued in the Transaction to be approved for listing on the TASE at or prior to the closing of the Transaction;

●	FameWave and the Company shall not permit any of their respective subsidiaries or representatives to issue any press release or disclosure regarding the acquisition or the other contemplated transactions unless the other party has approved the disclosure in writing or such party has determined in good faith, upon the advice of legal counsel that such disclosure is required by applicable legal requirement and advises the other party and consults with the other party regarding the text of such press release or disclosure;

Termination

The Acquisition Agreement may be terminated at any time before the completion of the acquisition, whether before or after the required stockholder approvals to complete the acquisition have been obtained, as set forth below:

●	by mutual written consent of us and the FameWave Stockholders Representative;

●	by any party to the Acquisition Agreement if the closing has not taken place on or before 19:00 p.m. (Israel time) on August 31, 2019, unless such Party is in breach of any of the provisions of the Acquisition Agreement;

●	by either us or the Stockholder Representative if: (i) a court of competent jurisdiction or other governmental Authority shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; or (ii) there shall be any legal requirement enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Authority that would make consummation of such transactions illegal;

●	by us if: (i) any of the representations and warranties of the sellers contained in the Acquisition Agreement shall be inaccurate as of the date of the Acquisition Agreement, or shall have become inaccurate as of a date subsequent to the date of the Acquisition Agreement, such that the Accuracy of Representations Closing Condition would not be satisfied; (ii) any of the covenants and obligations which the sellers are required to comply with or to perform shall have been breached such that the Compliance with Obligations Closing Condition would not be satisfied; or (iii) a FameWave Material Adverse Effect shall have occurred and the change or effect resulting therefrom continues in effect such that the no material adverse effect condition to close would not be satisfied; provided, however, that, for purposes of clauses “(i)” and “(ii)” only, if an inaccuracy in any of the representations and warranties of the sellers as of a date subsequent to the date of the Acquisition Agreement or a breach of a covenant or obligations by the sellers is curable by the Stockholder Representative or the sellers through the use of reasonable efforts before 19:00 p.m. (Israel time) on the 14th day after we notify the Stockholder Representative in writing of the existence of such inaccuracy or breach (the “Sellers Cure Period’’), then we may not terminate the Acquisition Agreement as a result of such inaccuracy or breach prior to the expiration of the Sellers Cure Period, provided that the Stockholder Representative or the sellers, as applicable, during the Sellers Cure Period, continue to exercise reasonable efforts to cure such inaccuracy or breach; or (iv) any of the other conditions to Closing by us have not been satisfied by August 31, 2019.

●	by the Stockholder’s Representative if: (i) any of our representations and warranties contained in the Acquisition Agreement shall be inaccurate as of the date of the Acquisition Agreement, or shall have become inaccurate as of a date subsequent to the date of the Acquisition Agreement, such that the Accuracy of Representations Closing Condition would not be satisfied; or (ii) if any of our covenants contained in shall have been breached such that the Compliance with Obligations Closing Condition would not be satisfied; or (iii) a Kitov Material Adverse Effect shall have occurred and the change or effect resulting therefrom continues in effect such that the no material adverse effect condition to close would not be satisfied; provided, however, that if an inaccuracy in any of our representations and warranties as of a date subsequent to the date of the Acquisition Agreement or a breach of a covenant by us is curable by us through the use of reasonable efforts before 19:00 p.m. (Israel time) on the 14th day after the Stockholder Representative notifies us in writing of the existence of such inaccuracy or breach (the “Kitov Cure Period”), then the Stockholders Representative may not terminate the Acquisition Agreement as a result of such inaccuracy or breach prior to the expiration of the Kitov Cure Period, provided that we, during the Kitov Cure Period, continue to exercise reasonable efforts to cure such inaccuracy or breach; or (iv) any of the other conditions to Closing the selling FameWave shareholders and the investors have not been satisfied by August 31, 2019.

Effect of Termination

In the event that the Acquisition Agreement is terminated (i) because the approval of our shareholders and/or of the TASE were not received by us, or because the Sellers’ conditions to closing set forth in the Acquisition Agreement were not satisfied or waived (other than with respect to certain closing conditions as set forth in the Acquisition Agreement), (ii) because of the Stockholder Representatives determination with respect to certain closing conditions or due to a legal proceeding, but only to the extent that such legal proceeding directly results from any act or omission by us, and a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable order, decree or ruling (the “Ruling”), upholding the Stockholder Representative’s determination or the claim in the legal proceeding; or (iii) because our conditions to Closing set forth in the Acquisition Agreement were not satisfied or waived (other than with respect to certain closing conditions as set forth in the Acquisition Agreement), or because of our determination with respect to certain closing conditions or due to a legal proceeding, but only to the extent that such legal proceeding directly results from any act or omission a Seller, and a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable order, decree or ruling (the “Ruling”), not upholding our determination or the claim in the legal proceeding; then if FameWave enters into an agreement for the commercialization of its technology or the sale of all or substantially all of its shares or assets within 36 months from the termination of the Acquisition Agreement (such event, an “Exit Event”), then FameWave will be required to repay us the amount of our Cash Escrow actually paid to MSD or as repayment of Permitted Loan, provided that such repayment by FameWave will be made exclusively out of amounts actually received by the FameWave or its shareholders in such Exit Event. If such Exit Event has not occurred within 36 months from the termination of the Acquisition Agreement, the amount of Buyer’s Cash Escrow actually paid to MSD or as repayment of Permitted Loans shall automatically convert, upon the lapse of such 36 month period, to such number of shares reflecting 20% of the equity in FameWave on a fully diluted basis as of the date of termination of the Acquisition Agreement and under the terms and conditions of the then in effect best series of equity issued by FameWave as of such date of termination. In the event of termination, the shareholders of FameWave may decide to terminate the activities of FameWave, and our right to receive proceeds out of an Exit Event shall not prohibit FameWave entering into voluntary liquidation procedures nor shall it entitle us to commence liquidation procedures against FameWave. If FameWave enters into liquidation procedures, then the amount of our Cash Escrow actually paid to MSD or as repayment of Permitted Loans shall automatically convert, upon commencement of liquidation proceedings, to such number of shares reflecting 20% of the equity in FameWave on a fully diluted basis as of the date of termination of the Acquisition Agreement and under the terms and conditions of the then in effect best series of equity issued by FameWave as of such date of termination.

In the event that the Acquisition Agreement is terminated (i) because of legal proceedings and the Ruling is not upholding the Stockholder Representative’s determination or is upholding our determination; (ii) because the Sellers Tax Ruling was not received, (iii) because the clinical collaboration agreement was not completed, or (iv) because our conditions to Closing set forth in set forth in the Acquisition Agreement were not satisfied or waived (other than with respect to certain closing conditions as set forth in the Acquisition Agreement, and we actually paid all or part of our $2 million Cash Escrow to MSD or as repayment of Permitted Loans, then we shall become the holder of all issued and outstanding share capital of FameWave.

In the event that Acquisition Agreement is terminated due to failure of FameWave to either (i) sign the Reversion Agreement with MSD by March 24, 2019, or as such date may otherwise be extended by us, or (ii) to close the Reversion Agreement with MSD by August 31, 2019, then Kitov’s $2 million cash escrow shall be returned to us.

Expenses

Except as otherwise expressly provided in the Acquisition Agreement, each party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. Each selling FameWave shareholder has represented to us, that it is not a party to any undertaking pursuant to which we are obligated to pay any fee to any broker or agent in connection with the transaction contemplated by the Acquisition Agreement.

Representations and Warranties

The Acquisition Agreement contains customary representations and warranties of Kitov, the selling FameWave shareholders (with respect to themselves and with respect to FameWave) for a transaction of this type. Our representations and warranties are qualified by its disclosure schedules and, in some cases, by our SEC reports. FameWave’s representations and warranties are qualified by its disclosure schedules. The representations and warranties in the Acquisition Agreement relate to, among other things: corporate organization, power and similar corporate matters; subsidiaries and organizational documents; capital structure; financial statements and, with respect to Kitov, documents filed with the SEC and the accuracy of information contained in those documents; any material changes or events; investment representation; title to assets; real property and leaseholds; intellectual property; the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts; undisclosed liabilities; compliance with legal and regulatory requirements; filing of tax returns and payment of taxes; employee benefits and related matters; clinical regulatory matters; insurance matters; litigation matters; authority to enter into the Acquisition Agreement and the related agreements; any conflicts or violations of each party’s agreements as a result of the acquisition or the Acquisition Agreement; and transactions with affiliates. The representations and warranties are, in many respects, qualified by materiality and knowledge, and will survive the closing of the transaction contemplated by the Acquisition Agreement for only 15 months following closing, but their accuracy forms the basis of one of the conditions to the obligations of the selling shareholders of FameWave and the investors in Kitov and of Kitov to complete the transactions contemplated by the Acquisition Transaction.

Indemnification

Each party has agreed to indemnify and hold harmless the other party, such party’s respective affiliates, and their respective equity holders, officers, directors, managers, employees, attorneys, accountants, consultants, financial advisors and other agents for penalties, fines, costs, liabilities, obligations, losses, expenses and fees, including court costs and reasonable attorneys’ fees and expenses arising out of or resulting from a breach of any representation or warranty or the failure to duly perform or observe any covenant or agreement in the Acquisition Agreement required to be performed or observed before or after the closing date under the Acquisition Agreement.

Amendment

The Acquisition Agreement may be amended by an instrument in writing signed on behalf of each of Kitov and the Stockholder Representative, and if for any reason there is no Stockholder Representative at such time, by selling FameWave shareholders holding at least a majority of the capital stock of FameWave held in aggregate by the selling FameWave shareholders on the date of the closing of the Acquisition Agreement)

Ancillary Agreements Related to The Transactions

Lock-Up Agreements

Our ADSs and ADSs issuable upon exercise of the Kitov Warrants which we will is to the investment funds and to the other selling shareholders of FameWave who will have signed a Registration Rights Agreement, and the ADSs we will issue to the investment funds in return for their $3.5 million investment will be subject to a lock-up agreement to be entered into at closing of the Transaction restricting transfer or sales for a 12-month period commencing on the date of issuance by us; provided, however, that during the period following 6 months after the date of issuance of the securities and until the end of the such 12-month period, the holder will be allowed to sell the ADS and/or the ADSs issued upon any exercise of the Kitov Warrants, subject to any statutory resale restrictions or limitations, but only if (i) the we have not publicly announced clinical data related to FameWave’s products, and (ii) the market price for our ADSs on NASDAQ at the close of the preceding trading day was above $3.00 per ADS.

Registration Rights

At the closing of the transactions contemplated by the Acquisition Agreement, and in order to induce certain FameWave shareholders to sell their FameWave shares to us and/or invest in our ADSs, we have agreed to enter into, at the closing of the acquisition, a Registration Rights Agreement with the investment funds and any other shareholder of FameWave becoming a party to the lock-up agreements above (the “Registration Rights Agreement”) providing for the filing of a registration statement providing for the resale by such shareholders of their registrable securities (the “Registration Statement”) with the Securities and Exchange Commission registering for resale their ADSs and the ADSs underlying the Kitov Warrants. Pursuant to the Registration Rights Agreement, we shall be obligated to file a resale registration statement providing for the resale by such shareholders of their registrable securities by no later than 120 days prior to the end of the above mentioned lockup period, and cause the Registration Statement to be declared effective no later than the end of such lock-up period.

We undertook to use commercially reasonable efforts to cause the resale registration statement to remain continuously effective for at least 12 months (or such shorter period as will terminate when all of our securities covered by the Registration Statement have been sold or withdrawn).

Voting and Shareholder Undertakings

In addition, each of the investment funds and the other FameWave shareholders party to the Registration Rights Agreement shall be required to sign a Shareholder’s Undertaking in connection with our securities held by them containing, amongst other matters, an undertaking that during the above mentioned lock-up period, and, subsequent to such lock up period until the earlier of: (i) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of our then issued and outstanding ordinary shares or (ii) 24 months following the date of the undertaking, the shareholder shall cause all of our voting securities beneficially owned by it or any of its group members or over which it or any of its group members has voting control not to be voted, (i) against all those persons nominated and recommended to serve as directors of the Company by our board of directors and/or any applicable committee thereof and (ii) with respect to any other action, proposal or matter to be voted on by our shareholders, in a manner inconsistent with the recommendation of our board of directors or any applicable committee thereof; provided, however, that the undertakings in sub-clauses (ii) and (iii) above shall not apply to: (1) matters under Sections 270(1), 270(2), 270(3) and 270(4) the Israeli Companies Law and matters which require the declaration by officers or shareholders of a personal interest and/or affiliation with a controlling shareholder as defined in, and in accordance with, the Israeli Companies Law, or (2) matters directly affecting the development of the technology controlled by FameWave Ltd. or (3) where, based on a legal advice opinion received in writing by the shareholder, the shareholder reasonably believes that such vote by the shareholder may impose any liability on the shareholder.

In addition, during a standstill period until the earlier of: (i) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of our then issued and outstanding ordinary shares or (ii) 24 months following the date of the undertaking, and subject to certain exceptions set forth in the undertaking, the shareholder shall not, directly or indirectly, and shall cause its representatives (to the extent acting on behalf of the shareholder) or any of its group members or over which it or any of its group members has voting control not to, directly or indirectly, to, without the prior written consent of, or waiver by, us (all defined terms below are as in the Shareholder’s Undertaking annexed to the Proxy Statement):

●	acquire, offer or seek to acquire, agree to acquire or make a proposal (including any private proposal to the Company or the Board) to acquire, by purchase or otherwise (including through the acquisition of Beneficial Ownership), any securities (including any Equity Securities or Voting Securities) or Derivative Instruments, or direct or indirect rights to acquire any securities (including any Equity Securities or Voting Securities) or Derivative Instruments, of the Company or any Subsidiary or Affiliate of the Company or any successor to or Person in Control of the Company, or any securities (including any Equity Securities or Voting Securities) or indebtedness convertible into or exchangeable for any such securities or indebtedness; provided that the Shareholder may acquire, offer or seek to acquire, agree to acquire or make a proposal to acquire Ordinary Share Equivalents (and any securities (including any Equity Securities or Voting Securities) convertible into or exchangeable for Ordinary Share Equivalents) and Derivative Instruments with respect to Ordinary Share Equivalents, if, immediately following such acquisition, the collective Beneficial Ownership of Ordinary Share Equivalents of the Shareholder and its Group Members, as a group, would not exceed the Standstill Level;

●	offer, or seek to acquire, or participate in any acquisition of a majority of the consolidated assets of the Company and its Subsidiaries, taken as a whole;

●	conduct, fund or otherwise become a participant in any “tender offer” (as such term is used in Regulation 14D under the Exchange Act or Chapters Two and Three of Part VIII the Israeli Companies Law) or in any merger or merger type transaction, involving Equity Securities, Voting Securities or any securities convertible into, or exercisable or exchangeable for, Equity Securities or Voting Securities, in each case either not approved by the Board or where the representative of the Incumbent Directors has informed the Shareholder in writing that such offer or transaction was approved by the Board when a majority of directors at the time of such approval or recommendation are not Incumbent Directors;

●	otherwise act in concert with others to seek to control or influence the Board or shareholders of the Company or its Subsidiaries or Affiliates; provided that nothing in this clause (d) shall preclude the Shareholder or its Representatives from engaging in discussions with the Company or its Representatives;

●	make or join or become a participant (as defined in Instruction 3 to Item 4 of Schedule 14A under the Exchange Act) in (or in any way knowingly encourage) any “solicitation” of “proxies” (as such terms are defined in Regulation 14A as promulgated by the SEC and assuming for this purpose that the Company was subject to the proxy rules under Section 14 of the Exchange Act) (including, in each case, similar concepts under Israeli law, including submission of positions statements), or consent to vote any Voting Securities or any of the voting securities of any Subsidiaries or Affiliates of the Company (including through action by written consent), or otherwise knowingly advise or influence any Person with respect to the voting of any securities of the Company or its Subsidiaries or Affiliates;

●	make any public announcement with respect to, or solicit or submit a proposal for, or offer, seek, propose or indicate an interest in (with or without conditions) any merger or merger type transaction, including, but not limited to, a merger pursuant to Chapter One of Part VIII or Chapter Three of Part IX of the Israeli Companies Law, consolidation, business combination, “tender offer” (as such term is used in Regulation 14D under the Exchange Act or Chapters Two and Three of Part VIII of the Israeli Companies Law), recapitalization, reorganization, purchase or license of a material portion of the assets, properties, securities or indebtedness of the Company or any Subsidiary or Affiliate of the Company, or other similar extraordinary transaction involving the Company, any Subsidiary of the Company or any of its securities or indebtedness, or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other Person regarding any of the foregoing;

●	call or seek to call a meeting of shareholders of the Company or initiate any shareholder proposal or meeting agenda item for action of the Company’s shareholders, or seek election or appointment to or to place a representative on the Board or seek the removal of any director from the Board;

●	form, join, become a member or in any way participate in a Group (other than with the Shareholder, any of its Group Members or any counterparty in connection with a Hedging Arrangement with respect to the securities of the Company or any of its Subsidiaries or Affiliates;

●	deposit any Voting Securities in a voting trust or similar Contract or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement or Contract, or grant any proxy with respect to any Voting Securities;

●	make any proposal or disclose any plan, or cause or authorize any of its and their directors, officers, employees, agents, advisors and other Representatives to make any proposal or disclose any plan on its or their behalf, inconsistent with the foregoing restrictions;

●	knowingly take any action or cause or authorize any of its and their directors, officers, employees, agents, advisors and other Representatives to take any action on its or their behalf, that would reasonably be expected to require the Company or any of its Subsidiaries or Affiliates to publicly disclose any of the foregoing actions or the possibility of a business combination, merger or other type of transaction or matter described;

●	knowingly advise, assist, arrange or otherwise enter into any discussions or arrangements with any third party with respect to any of the foregoing; or

●	directly or indirectly, contest the validity of, any provision of these provisions of the Acquisition Agreement.

Manufacturing Agreement with Dexcel

In November 2018, we entered into a Manufacturing Agreement with Dexcel, a global pharmaceutical company, which has been involved in the manufacture and marketing of more than 55 branded and generic products. Pursuant to the Manufacturing Agreement, Dexcel will manufacture scale-up batches as well as validation batches of Consensi™ in anticipation of the launch of the drug in the U.S. by Coeptis Pharmaceutical, our U.S. distribution partner, as well as ongoing supply of Consensi™ to our distribution partners. Our payments to Dexcel for these products and services in connection with the manufacture of scale-up batches as well as validation batches will be covered by milestone and reimbursement payments from Coeptis Pharmaceutical. Dexcel previously manufactured Consensi™ for us under a Development Services Agreement, pursuant to which Dexcel developed the formulation for Consensi™, conducted the subsequent stability testing and manufacturing scale-up in quantities adequate for submission of the NDA to the FDA.

Dexcel is to manufacture Consensi™ in 3 dosage forms. We are to provide Dexcel with packaging and labeling instructions, 12-month rolling forecasts, and purchase orders. The Manufacturing Agreement contains various representations, warranties, indemnity, and intellectual property provisions, common to agreements of such nature. Pursuant to the Manufacturing Agreement we or our licensees will also enter into Quality Agreements with Dexcel.

According to the previous Development Services Agreement with Dexcel, as well as the recent Manufacturing Agreement with Dexcel, any new intellectual property rights resulting from the development made by Dexcel which are applicable to manufacture, research, development, making of, use, sale, production commercialization and distribution of Consensi™ shall be jointly and equally owned (50%/50%) by Dexcel and Kitov. We anticipate that in the near future, we will be filing an international patent application, in partnership with Dexcel, which is related to pharmaceutical formulations of celecoxib and amlodipine and methods of preparing the same. Under the Development Services Agreement and Manufacturing Agreement, Dexcel granted Kitov and Kitov granted Dexcel each a fully-paid, non-exclusive, perpetual world-wide license to the jointly and equally owned new intellectual property rights. Accordingly, we expect that there will be no royalty payments due to Dexcel for our use of this jointly and equally owned new intellectual property rights.

Commercialization Agreement for United States

In early January 2019, we entered into an exclusive marketing and distribution agreement with Coeptis for the commercialization of Consensi™ in the U.S. market. The agreement provides for total milestone payments from Coeptis of $3.5 million, of which we have already received the initial $1 million milestone concurrent with finalization of the agreement, and additional milestone payments are due upon completion of an agreed CMC plan and upon first commercial sales in the United States. In addition, we are entitled to 60% of Coeptis’ net profit on Consensi™ sales until such time as we have received $13 million in such profit distributions, following which we will then be entitled to 40% of Coeptis’ net profit on all subsequent Consensi™ sales. The agreement is for a term of fifteen years and may be extended for additional two-year terms, and includes customary provisions, as well as certain residual rights and obligations of the parties following termination.

Other Agreements

For a description of other agreements, please see “Item 3. Major Shareholders and Related Party Transactions – D. Risk Factors – Risks Related to Our Business and Regulatory Matters”, “Item 4. Information on the Company – B. Business Overview – Services and License Agreements”, “Item 4. Information on the Company – B. Business Overview – Consensi - Commercialization Agreement for the United States”, “Item 4. Information on the Company – B. Business Overview – Intellectual Property”, “Item 4. Information on the Company- B. Business Overview - Intellectual Property - Exclusive License Agreement with Yissum”,

For information on exemption and indemnification letters granted to our officers and directors, please see “Item 6 – Directors, Senior Management and Employees – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers.”

The above summaries of certain terms and provisions of our material and other agreements is not necessarily complete and is subject to, and are qualified in its entirety by the provisions of any copies of any agreements which are filed as an exhibit to this Annual Report on Form 20-F. You should carefully review the terms and provisions set forth in the agreements attached as exhibits, and we encourage you to read the full acquisition agreement for a more complete understanding of the transaction. The agreements exhibited to this Annual Report on Form 20-F have been attached as exhibits to this report to provide investors and security holders with information regarding its terms. It is not intended to provide any factual information about us or any counterparties to such agreements. Any of our representations, warrants, covenants, disclosures or other matters set forth in such agreements are for the benefit of the counterparties of such agreements only, and not for the benefit of any third parties, including any of our securities holders.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23% of a company’s taxable income. The corporate tax rate for the tax years 2017 and 2016 was 24% and 25% respectively. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Taxation of Our Shareholders

Capital Gains

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal. Inflationary Surplus is not subject to tax.

Real Gain accrued by individuals on the sale of the Ordinary Shares or ADSs generally will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income which is 23% in 2018 and thereafter, and a marginal tax rate of up to 47% for individuals.

Notwithstanding the foregoing, capital gains generated from the sale of our Ordinary Shares or ADSs by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Ordinary Shares or ADSs were purchased upon or after the registration of the Ordinary Shares or ADSs on the stock exchange and (this condition will not apply to shares purchased on or after January 1, 2009) (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the income or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the Ordinary Shares or ADSs are deemed to be business income.

In addition, the sale of the Ordinary Shares or ADSs may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the Convention between the Government of the U.S. and the Government of the State of Israel with respect to Taxes on Income (the “U.S.- Israel Double Tax Treaty”) exempts a U.S. resident (for purposes of the treaty) from Israeli capital gains tax in connection with the sale of the Ordinary Shares or ADSs, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S-Israel Double Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

Payers of consideration for the Ordinary Shares or ADSs, including the purchaser, the Israeli stockbroker or the financial institution through which the Ordinary Shares or ADSs are held, are obligated, subject to certain exemptions, to withhold tax at a rate of 25% upon the sale of Ordinary Shares or ADSs.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return need not be filed and no advance payment must be paid. Capital gains are also reportable on annual income tax returns.

Dividends

Dividends distributed by a company from income, which is not attributed to a Preferred Enterprise as defined in the Israel’s Encouragement of Capital Investment Law (1959), to a shareholder who is an Israeli resident individual will be generally subject to income tax at a rate of 25%. However, a 30% tax rate will generally apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally not be subject to tax provided that the income from which such dividend is distributed, derived or accrued within Israel. A distribution of dividend by a company from income attributed to a Preferred Enterprise will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals - 20% with respect to dividends to be distributed as of 2014; and Israeli resident companies – 0%.

Dividends distributed by an Israeli resident company from income, which is not attributed to a Preferred Enterprise, to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). Dividends distributed by an Israeli resident company from income, which is attributed to a Preferred Enterprise, to a non-Israeli resident (either an individual or a corporation) are generally subject to withholding tax at a rate of 20%. These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year NIS 649,560, linked to the Israeli Consumer Price Index), which is approximately $180,033, based on the representative U.S. dollar – NIS rate of exchange of 3. 608 on March 20, 2019), will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2019 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. There can be no assurance that we will not be considered a PFIC for any taxable year.

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

The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov. These SEC filings are also available to the public on (i) the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, (ii) the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il, and (iii) from commercial document retrieval services.

In addition, since our ordinary shares are traded on the TASE, in the past we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter F of the Israel Securities Law, 1968. In accordance with Section 35XXXIII of the Israel Securities Law, and pursuant to the prior approvals of our securities holders to change to reporting in accordance with the U.S. securities laws and regulations, we presently report to ISA and the TASE in accordance with the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements. Our major shareholders are required to make applicable ownership disclosures in accordance with U.S. securities laws and reporting requirements. We generally initially file or furnish our reports, as applicable, to the SEC. We then submit copies of the SEC filings and submissions to ISA and TASE, including any filings made by our major shareholders with respect to their holdings in Kitov Pharma, in accordance with the Dual-Listed Reporting Requirements. Such copies can be retrieved electronically through the websites for listed company reports of ISA (www.magna.isa.gov.il) and TASE (www.maya.tase.co.il).

As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. As permitted under the Companies Law, and the Notice Regulations which were enacted pursuant to such law, and as set forth in Kitov’s amended and restated articles of association, Kitov is not required to physically deliver a notice of a shareholders meeting, a proxy statement or a voting slip. Kitov prepares notices of general meetings of its shareholders, as well as the accompanying proxy statements, voting slips and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable laws, rules and regulations and disclosure requirements in the State of Israel, as such are applicable to a company whose shares are traded on both the TASE and the NASDAQ, and which reports to the SEC as a foreign private issuer and to ISA and the TASE in accordance with the Dual-Listed Reporting Requirements. Our Proxy Materials may not necessarily be mailed to our beneficial shareholders in Israel, or to our beneficial ADS holders in the U.S. We will furnish to the SEC on Form 6-K the forms of our Proxy Materials, and they will be made available to the public on the SEC’s website at www.sec.gov. We will also submit the Proxy Materials to ISA and TASE and they will be made available to the public on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il. We will also include the Proxy Materials on our corporate website, to the extent required under the Companies Law and the applicable regulations enacted thereunder governing publication of notices of general meetings of our shareholders and the distribution of the Proxy Materials. The circulation of by us of any Proxy Materials should not be taken as an admission that we are subject to the proxy rules under the Exchange Act, nor as an admission that in doing so we are not availing, nor that we may not avail, ourselves of any, or all of, the exemptions set forth under Regulation 3 of the Companies Regulations (Relief Regulations for Companies Whose Securities are Listed for Trading on an Exchange Outside of Israel), 5760-2000. Furthermore, nothing in the form or content of, and/or the language in, any of our Proxy Materials should be taken as an admission by us with respect to that which is stated under Regulation 5 of the Notice Regulations concerning the applicability (or lack thereof) of instructions under relevant non-Israeli law as to the content our Proxy Materials, insofar as such may apply to certain matters on the agenda of the applicable meeting of securities holders.

In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. In addition, in accordance with the NASDAQ Listing Rules, as a foreign private issuer we are required to submit on a Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year.

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

The Company maintains a corporate website at www.kitovpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as inactive textual references. We intend to post on our websites any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting on the Company website any notices of general meetings of Kitov Pharma’s shareholders.

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

(A)	Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate as of December 31, 2018:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	15	38	754	(38)	(15)
Other current assets	3	7	135	(7)	(3)
Accounts payable	(6)	(16)	(312)	16	6
Other payables	(29)	(71)	(1,425)	71	29
Post employment benefit liabilities	(5)	(12)	(235)	12	5
Total income (loss)	(22)	(54)		54	22

(B)	As of the date of this Annual Report on Form 20-F, our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates. As of December 31, 2018 we had interest bearing bank deposits of $1.5 million, bearing interest in the range of 1.5%-2.87% depending upon the nature of the deposit scheme.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Each of the American Depositary Shares, or ADSs, represents one ordinary share (or a right to receive 1 ordinary share). The ADSs trade on the NASDAQ Capital Market.

The form of the deposit agreement for the ADSs and the form of American Depositary Receipt (ADR) that represents an ADS have been incorporated by reference as exhibits to this Annual Report on Form 20-F. Copies of the deposit agreement are available for inspection at the principal office of The Bank of New York Mellon, located at 101 Barclay Street, New York, New York 10286.

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

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

B.	Not applicable

C.	Not applicable

D.	Not applicable

E.	Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management, including the chief executive officer and chief financial officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that as at December 31, 2018 our internal control over financial reporting was effective.

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

(d)           Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our board of directors has determined that Mr. Tzror, Mr. Steinberg and Ms. Stern-Raff are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the NASDAQ Listing Rules. Mr. Weber, Mr. Agmon, Mr. Steinberg, Ms. Stern-Raff and Mr. Tzror [qualify as independent directors under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

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

	(in thousands of U.S. dollars)
	2018	2017
Audit fees(1)	70	85
Tax (2)	18	17
Other(3)		35
Total	88	137

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, fees related to our public offerings and registration statements, and consultation concerning financial accounting and reporting standards.

(2)	These fees relate to services provided regarding tax compliance and review of tax returns.

(3)	These fees relate to services not connected to audit services.

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

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the NASDAQ Listing Rules.

●	Meetings of Shareholders: Annual Meetings; Proxy Solicitations; Quorum. The NASDAQ Listing Rules require that each company listing common stock, and their equivalents, hold an annual meeting of shareholders within one year of the end of each fiscal year, and that at such meeting, shareholders must be afforded the opportunity to discuss company affairs with management and, if required by the Company’s governing documents, to elect directors. They further require that each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to NASDAQ. Under the NASDAQ Listing rules, the quorum required for an ordinary meeting of shareholders consists of 33 1/3% of the issued share capital. We will follow our home country practices with respect to the above as follows:

●	Annual Meetings. As permitted under the Companies Law and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are required to hold an annual meeting each year and provided that it is no later than 15 months from the prior annual meeting. At the annual meeting we are required to elect directors (other than external directors, if such are required to be elected) and to present the annual financial statements and annual report, as well as presenting the fees paid to our auditors.

●	Proxy Solicitations. As permitted under the Companies Law and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting and a proxy statement. We will prepare notices of general meeting of our shareholders, as well as the accompanying proxy statement and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable rules, regulations and disclosure requirements in the State of Israel, as such are applicable to a Company whose shares are traded on both the TASE and the NASDAQ. Our Proxy Materials may not necessarily be mailed to beneficial shareholders in Israel, nor to beneficial ADS holders in the U.S. Forms of the Proxy Materials will be furnished to the SEC on Form 6-K, and will be available to the public on the SEC’s website at http://www.sec.gov. The proxy materials will also be filed with the Israeli Securities Authority and TASE and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The Proxy Materials will also be made available on the Company’s corporate website at www.kitovpharma.com, as required under the Companies Law and Regulations governing distribution of the Proxy Materials.

●	Quorum. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of our shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

●	Nominations Committee and Nominations of our Directors. Our directors are not selected, nor recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the NASDAQ Listing Rules. With the exception of external directors (if any are required to be elected) and any directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our amended and restated articles of association, under the Companies Law or in an agreement between us and our shareholders. GHP has entered into a Shareholder’s Undertaking with Kitov Pharma pursuant to which so long as it is holding ordinary shares or equivalents representing more than 1% of our issued and outstanding share capital it has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Pharma’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Pharma an proxy to ensure its compliance with such voting undertakings. Certain former unaffiliated minority shareholders of TyrNovo have entered into a Shareholder’s Undertaking with Kitov Pharma pursuant to which for so long as such shareholder is holding our ordinary shares received in the share exchange transaction for their TyrNovo shares it has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Pharma’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and to grant Kitov Pharma a proxy to ensure its compliance with such voting undertakings. In addition, each of the current FameWave shareholders which receives their applicable portion of our ADSs to be issued as part of the FameWave acquisition transaction when such transaction closes, and who signs a lock-up and registration rights agreement, shall be required at closing to sign a Shareholder’s Undertaking in connection with our ordinary shares of held by them containing, amongst other matters, an undertaking that during the agreed upon lock-up period, and, subsequent to such lock up period until the earlier of: (i) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of our then issued and outstanding Ordinary Shares or (ii) 24 months following the date of the undertaking, the shareholder shall cause all of our voting securities beneficially owned by it or any of its group members or over which it or any of its group members has voting control not to be voted, (i) against all those persons nominated and recommended to serve as our directors by our board of directors and/or any applicable committee thereof and (ii) subject to certain exceptions relating to significant corporate transactions, with respect to any other action, proposal or matter to be voted on by our shareholders, in a manner inconsistent with the recommendation of our board of directors or any applicable committee thereof. Other than such Shareholder’s Undertakings, currently there is no other agreement between us and any shareholder regarding the nomination or appointment of directors. In accordance with our amended and restated articles of association, under the Companies Law, any one or more shareholders holding, in the aggregate such portions of our outstanding voting power, as set forth in our amended and restated articles of association may nominate one or more persons for election as directors at a general meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided by our amended and restated articles of association.

●	Nominations Committee Charter or Board Resolution. Under NASDAQ Listing Rules, U.S. domestic listed companies, must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. We do not have such a formal written charter or board resolution.

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

See our consolidated financial statements as of December 31, 2018 and 2017 and for the three-year period ended December 31, 2018, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed in the index of exhibits below:

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Registrant
1.2	Amended and Restated Articles of Association of the Registrant
2.1	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).
2.2	Form of Warrant Agent Agreement (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015).
2.3	Form of American Depositary Receipt (incorporated by reference to prospectus filed with the Securities and Exchange Commission on January 4, 2019)
2.4	Form of Underwriters’ Warrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015).
2.5	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016).
2.6	Form of Letter Amendment to Warrant Agent Agreement with respect to Series A warrants (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
2.7	Form of Pre-Funded Series B Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016).
2.8	Stock Purchase Agreement, dated January 12, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd. (incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017).
2.9	Shareholder’s Undertaking by Goldman Hirsh Partners Ltd. dated January 13, 2017. (incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
2.10	Flow of Funds Agreement, dated April 9, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd. (incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
2.11	Form of Warrant issued to purchasers in the July 2017 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.12	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.13	Stock Purchase Agreement, dated October 3, 2017, by and among the Registrant, Certain Stockholders of TyrNovo Ltd. and the Stockholders’ Representative (incorporated by reference to Exhibit 2.13 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
2.14	Form of Warrant issued to purchasers in the June 2018 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.15	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.16	Form of Warrant issued to purchasers in the January 2019 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.17	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)

4.1	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015).
4.2	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to i Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).
4.3	Kitov Pharma Ltd. 2016 Equity-Based Incentive Plan (incorporated by reference to Annex C to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-k furnished to the Securities and Exchange Commission on March 22, 2019)
4.4	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to our Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on November 18, 2015).
4.5	Form of Share Purchase Agreement between Kitov Pharma and the purchasers (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
4.6*	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.7*	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.8*	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.9	Form of Securities Purchase Agreement dated as of July 11, 2017 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
4.10	Kitov Pharma Ltd. Office Holder Compensation Policy approved the shareholders on July 12, 2017 (incorporated by reference to Exhibit A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-k furnished to the Securities and Exchange Commission on June 8, 2017)
4.11	Revolving Secured Facility and Pledge Agreement dated March 1, 2017 by and between TyrNovo Ltd., and Kitov Pharma Ltd. (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
4.12	Convertible Bridge Loan Agreement, dated September 15, 2017, by and between Kitov Pharma Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
4.13	Form of Securities Purchase Agreement dated as of June 1, 2018 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
4.14	Form of Securities Purchase Agreement dated as of January 16, 2019 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
4.15**	Product Manufacturing Agreement, effective as of November 8, 2018, by and between Kitov Pharma Ltd. and Dexcel Ltd.
4.16**	Agreement dated as of December 27, 2018, by and between Kitov Pharma Ltd. and Coeptis Pharmaceuticals Inc.
4.17**	Stock Purchase Agreement by and among Kitov Pharma Ltd., The Stockholders of FameWave Ltd. and M. Arkin (1999) Ltd. dated as of March 14, 2019 (incorporated by reference to Annex A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-k furnished to the Securities and Exchange Commission on March 22, 2019).
8.1	List of subsidiaries of the Registrant.
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International

* Confidential treatment granted with respect to portions of this Exhibit.

** Confidential treatment has been requested with respect to portions of this Exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

KITOV PHARMA LTD.

By:	/s/ Isaac Israel
	Name:	Isaac Israel
	Title:	Chief Executive Officer

By:	/s/ Gil Efron
	Name:	Gil Efron
	Title:	Chief Financial Officer

Date: March 26, 2019

Kitov Pharma Ltd.

Consolidated Financial Statements as at December 31, 2018

Kitov Pharma Ltd.

Consolidated Financial Statements

As of December 31, 2018

Kitov Pharma Ltd.

Consolidated Financial Statements as at December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Kitov Pharma Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kitov Pharma, Ltd. and its subsidiary (hereinafter – “the Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and other comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2E(2) to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition as of January 1, 2018, due to the adoption of International Financial Reporting Standard No. 15 Revenue from Contracts with Customers.

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

Tel-Aviv, Israel

March 25, 2019

Kitov Pharma Ltd.

Consolidated Statements of Financial Position

		December 31	December 31
		2018	2017
	Note	USD thousands	USD thousands

Assets
Cash and cash equivalents	6	5,163	3,947
Short term deposits	20A	1,521	3,488
Other current assets	7	1,830	548

Total current assets		8,514	7,983

Fixed assets, net		37	28

Intangible assets	5	6,172	6,172

Total assets		14,723	14,183

Liabilities
Accounts payable		705	215
Other payables	8	2,055	(*)1,746
Derivative instruments	9	554	2,012

Total current liabilities		3,314	3,973

Non-current liabilities

Derivative instruments	5C	-	1,030

Post-employment benefit liabilities	19	405	492

Total non – current liabilities		405	1,522

Equity

Share capital, no par value		-	-
Share premium	9	44,597	35,979
Receipts on account of warrants	9	7,982	7,415
Capital reserve for share-based payments	10	1,714	1,725
Capital reserve from transactions with related parties		761	761
Capital reserve from transactions with non- controlling interest		(859)	-
Accumulated loss		(43,672)	(*)(38,472)

Equity attributable to owners of the Company		10,523	7,408
Non-controlling interests		481	1,280
Total equity		11,004	8,688

Total liabilities and equity		14,723	14,183

(*)	Restated due to full retrospective method of adoption of IFRS 15, Revenue from Contracts with Customers, see Note 2E(2).

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd.

Consolidated Statements of Operations and other Comprehensive Income

		For the year ended December 31,
		2018	2017	2016
	Note	USD thousands	USD thousands	USD thousands

Revenues	13	1,000	(*)100	-

Research and development expenses	14	5,268	4,640	4,180
General and administrative expenses	15	5,195	(*)6,397	3,003
Reimbursement of legal fees	15B	(743)	-	-
Other expenses (income)	16	(894)	1,029	-
Total operating expenses		8,826	12,066	7,183

Operating Loss		7,826	(*)11,966	7,183

Net change in fair value of derivatives	17	(2,740)	1,049	5,019
Finance expense	17	576	26	61
Finance income	17	(93)	(128)	(138)
Finance expenses (income), net		(2,257)	947	4,942

Loss for the year		5,569	(*)12,913	12,125

Other comprehensive loss
Items that will not be classified to profit or loss
Re-measurement of defined benefit liability		-	95	21

Total comprehensive loss for the year		5,569	13,008	12,146

Loss attributable to:
Owners of the Company		5,200	(*)12,177	12,125
Non-controlling interests		369	736	-
		5,569	(*)12,913	12,125

Total comprehensive loss attributable to:
Owners of the Company		5,200	(*)12,272	12,146
Non-controlling interests		369	736	-
		5,569	(*)13,008	12,146

Loss per share data
Basic and diluted loss per share - USD		0.39	(**)1.37	(**)2.11

Number of shares used in calculating basic and diluted loss per share		14,205,301	(**)9,456,952	(**)5,755,747

(*)	Restated due to full retrospective method of adoption of IFRS 15, Revenue from Contracts with Customers, see Note 2E(2).

(**) Restated to reflect a 20:1 reverse share split, that took place in January 2019, see Note 9A.

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non-controlling interest	Accumulated loss	Total	Non-controlling interests	Total equity
	USD thousands

Balance as of January 1, 2018	-	35,979	7,415	1,725	761	-	(*)(38,472)	7,408	1,280	8,688
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	4,276	-	-	-		-	4,276		4,276
Issuance of shares due to RSUs vesting	-	299	-	(299)	-	-	-	-	-	-
Exercise of warrants	-	2,133	-	-	-	-	-	2,133	-	2,133
Share issuance due to an acquisition of a subsidiary (see Note 5)	-	1,856	-	-	-	(859)	-	997	(861)	136
Share-based payments	-	54	-	288	-	-	-	342	431	773
Transfer of derivative instrument from liability to equity	-	-	567	-	-	-	-	567	-	567
Total transactions with owners of the Company	-	8,618	567	(11)	-	(859)	-	8,315	(430)	7,885

Comprehensive loss for the year	-	-	-	-	-	-	(5,200)	(5,200)	(369)	(5,569)

Balance as of December 31, 2018	-	44,597	7,982	1,714	761	(859)	(43,672)	10,523	481	11,004

(*)	Restated due to full retrospective method of adoption of IFRS 15, Revenue from Contracts with Customers, see Note 2E(2).

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss(*)	Total	Non-controlling interests	Total equity
	USD thousands

Balance as of January 1, 2017	-	30,826	7,415	583	761	(26,200)	13,385	-	13,385
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	2,174	-	-	-	-	2,174		2,174
Share issuance due to an acquisition of a subsidiary (see Note 5)	-	1,800	-	-	-	-	1,800	2,016	3,816
Share-based payments	-	96	-	2,225	-	-	2,321		2,321
Issuance of shares due to RSUs vesting	-	1,083	-	(1,083)	-	-	-	-	-
Total transactions with owners of the Company	-	5,153	-	1,142	-	-	6,295	2,016	8,311
Comprehensive loss for the year:
Loss for the year	-	-	-	-	-	(12,177)	(12,177)	(736)	(12,913)
Other comprehensive loss	-	-	-	-	-	(95)	(95)	-	(95)
Total comprehensive loss for the year	-	-	-	-	-	(12,272)	(12,272)	(736)	(13,008)

Balance as of December 31, 2017	-	35,979	7,415	1,725	761	(38,472)	7,408	1,280	8,688

(*)	Restated due to full retrospective method of adoption of IFRS 15, Revenue from Contracts with Customers, see Note 2E(2).

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total
	USD thousands

Balance as of January 1, 2016	-	22,159	27	536	761	(14,054)	9,429
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	5,222	-	-	-	-	5,222
Issuance of warrants, net of issuance costs	-	-	2,517	-	-	-	2,517
Share issuance due to a development agreement	-	500	-	(250)	-	-	250
Share-based payments	-	103	-	297	-	-	400
Transfer of derivative instrument from liability to equity	-	-	7,388	-	-	-	7,388
Exercise of warrants (series A)	-	302	-	-	-	-	302
Exercise of warrants (series B)	-	2,540	(2,517)	-	-	-	23
Total transactions with owners of the Company	-	8,667	7,388	47	-	-	16,102
Comprehensive loss for the year:
Loss for the year	-	-	-	-	-	(12,125)	(12,125)
Other comprehensive loss	-	-	-	-	-	(21)	(21)
Total comprehensive loss for the year	-	-	-	-	-	(12,146)	(12,146)

Balance as of December 31, 2016	-	30,826	7,415	583	761	(26,200)	13,385

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd.

Consolidated Statements of Cash Flows for the year ended December 31,

	2018	2017	2016
	USD thousands

Cash flows from operating activities:
Loss for the year	(5,569)	(*)(12,913)	(12,125)

Adjustments:
Depreciation	7	4	2
Finance expenses (income), net	(2,257)	947	4,942
Share-based payments	773	2,308	400
Expenses (income) in regards with settlement with a minority shareholder of a subsidiary (see Note 5B)	(894)	1,000	-
Expenses in regard to a strategic cooperation agreement	-	-	250

	(7,940)	(8,654)	(6,531)

Changes in assets and liabilities:
Changes in other receivables	(1,111)	(273)	-
Changes in accounts payable	393	(491)	(138)
Changes in other payables	241	(*)650	357
Changes in post-employment benefit liabilities	(63)	141	50
	(540)	27	269
Net cash used in operating activities	(8,480)	(8,627)	(6,262)

Cash flows from investing activities:
Acquisition of a subsidiary (see Note 5)	-	(1,732)	-
Decrease (increase) in short term deposits	1,967	4,411	(7,899)
Interest received	93	106	138
Acquisition of fixed assets	(16)	(13)	(10)
Net cash provided by (used in) investing activities	2,044	2,772	(7,771)

Cash flows from financing activities:
Repayment of loans from related parties	-	(130)	-
Short-term credit from bank	-	(16)	-
Proceeds from issuance of ADSs	4,683	2,419	6,287
Share and ADS issuance expenses paid	(407)	(245)	(1,065)
Proceeds from issuance of warrants	3,467	1,107	5,713
Warrants issuance expenses paid	(301)	(114)	(968)
Receipts from warrant exercise	515	-	325
Interest paid	(169)	(26)	(6)
Net cash provided by financing activities:	7,788	2,995	10,286

Net increase (decrease) in cash and cash equivalents	1,352	(2,860)	(3,747)
Cash and cash equivalents at the beginning of the year	3,947	6,758	10,558
Effect of translation adjustments on cash	(136)	49	(53)
Cash and cash equivalents at end of the year	5,163	3,947	6,758

(*)	Restated due to full retrospective method of adoption of IFRS 15, Revenue from Contracts with Customers, see Note 2E(2).

The accompanying notes are an integral part of these consolidated financial statements

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General

Reporting entity

Kitov Pharma Ltd. (hereinafter: “the Company”) is a pharmaceutical company that is engaged in the development and commercialization of innovative products and drug candidates. The Company’s combination drug, Consensi™, treating osteoarthritis pain and hypertension simultaneously, was approved by the FDA for marketing in the U.S and is partnered in the U.S, China and South Korea. In addition, the Company’s NT219 is a novel patented small molecule designed to overcome cancer drug resistance that is currently in pre-clinical development.

The Company was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July 2013, the Company acquired shares of Kitov Pharmaceuticals Ltd. (hereinafter: “Kitov”) from its shareholders, in exchange for the Company’s shares (hereinafter: “the Acquisition”).

In January 2018, the Company changed its name to Kitov Pharma Ltd.

The Company’s securities (American Depository Shares (“ADS”) as well as Series A warrants) were listed for trading on the NASDAQ in November 2015. Each ADS represents 1 ordinary share with no par value following a reverse split in effect from January 4, 2019 (see note 9A). Each warrant enables the purchase of 1 ADS.

In December 2017, the Company completed its merger with Kitov, with the Company remaining as the surviving entity. The effective date of the merger was December 31, 2017.

The Company’s address is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel-Aviv 6701101 Israel.

In January 2017, the Company acquired the majority of shares of TyrNovo Ltd. (hereinafter: “TyrNovo”). During 2018, the Company acquired additional shares of TyrNovo from various minority shareholders, see also Note 5.

The Company together with TyrNovo are referred to, in these financial statements, as “the Group”.

Since incorporation through December 31, 2018, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 43.7 million. The Group has financed its operations mainly through private and public financing rounds. Through December 31, 2018, the Company raised a total of USD 39.7 million net, and in January 2019, the Company raised additional USD 5.4 million net. Management anticipates that its existing capital resources will be adequate to satisfy liquidity requirements for the next 12 months. Subsequently, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s future cash requirements. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.

Note 2 - Basis of Preparation of the Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The Group has prepared the financial statements in accordance with International Financial Reporting Standards (hereinafter: “IFRS”), as issued by the International Accounting Standard Board (“IASB”).

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (Cont’d)

These financial statements have been approved by the board of directors on March 25, 2019.

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

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

Estimate	Principal assumptions	Possible effects	Reference
Fair value measurement of non-trading derivatives	Unobservable inputs used in the valuation model including standard deviation and discount rates	Profit or loss from a change in the fair value of derivative financial instruments	For information on a sensitivity analysis of level 3 financial instruments carried at fair value see Note 20B regarding financial instruments
Assessment of probability of contingent liabilities	Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees	Reversal or creation of a provision for a claim	For information on the Company’s exposure to claims see Note 12B regarding contingent liabilities

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

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (Cont’d)

When measuring the fair value of an asset or liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

-	Level 1: quoted prices in active markets for identical assets or liabilities.

-	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

-	Level 3: inputs for the asset or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Further information about the assumptions made in measuring fair value of share based payments and derivative instruments are included in Note 10 and Note 20, respectively.

D.	Exchange rates and linkage bases

Balances in foreign currency or linked thereto are included in the financial statements at the representative exchange rates, as published by the Bank of Israel, which were prevailing as of the statement of financial position date.

Data on exchange rates are as follows:

Representative
exchange rate of USD
(NIS/USD 1)
Date of financial statements:
December 31, 2018	3.748
December 31, 2017	3.467
December 31, 2016	3.845

Changes in exchange rates for the year ended:	%

December 31, 2018	8.1
December 31, 2017	(9.8)
December 31, 2016	(1.5)

E.	Initial application of new standards, amendments to standards and interpretations

As from January 1, 2018 the Group applies the new standards and amendments to standards described below.

The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

(1)	IFRS 9 (2014), Financial Instruments

As from January 1, 2018 the Group applies IFRS 9 (2014), Financial Instruments (in this item: “the standard” or “IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (Cont’d)

(in this item “IAS 39”). Additionally, following the application of IFRS 9, the Group has adopted consequential amendments to IFRS 7, Financial Instruments: Disclosures, and to IAS 1, Presentation of Financial Statements.

The Group has chosen to apply the standard as from January 1, 2018 (in this item: “date of initial application”) without amendment of the comparative data, the application of this standard has no material impact on the Group’s financial statements.

For further information on how the Group classifies and measures financial instruments and accounts for related gains and losses under IFRS 9, see Note 3C.

(2)	IFRS 15, Revenue from Contracts with Customers

As from January 1, 2018 the Group applies, IFRS 15 Revenue from Contracts with customers (“IFRS 15” or “the standard”). IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers. The standard introduces a new five-step model for recognizing revenue from contracts with customers:

(1)	Identifying the contract with the customer.

(2)	Identifying distinct performance obligations in the contract.

(3)	Determining the transaction price.

(4)	Allocating the transaction price to distinct performance obligations.

(5)	Recognizing revenue when the performance obligations are satisfied.

Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers.

For further information on how the Group recognize revenue under IFRS 15, see Note 3I.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (Cont’d)

The Group adopted IFRS 15 using the full retrospective method of adoption. The effect of adopting IFRS 15 is, as follows:

Impact on the statement of financial position as of December 31, 2017:

	According to the previous		According to
	policy	The change	IFRS 15
	USD thousands	USD thousands	USD thousands

Deferred income	95	(95)	-
Accumulated loss	(38,567)	95	(38,472)

Impact on the statement of operations for the year ended December 31, 2017:

	According to the previous		According to
	policy	The change	IFRS 15
	USD thousands	USD thousands	USD thousands

Revenues	-	(100)	(100)

General and administrative expenses	6,392	5	6,397

Operating Loss	12,061	(95)	11,966

Loss for the year	13,008	(95)	12,913

Impact on basic and diluted loss per share data :

Basic and diluted loss per share -USD	(*)1.39	(0.02)	1.37

(*)	Restated to reflect a 20:1 reverse share split, that took place in January 2019, see Note 9A.

The nature of these adjustments are described below:

The Group’s revenues are derived from license and commercialization agreements.

The impact from the adoption of IFRS 15 Revenue from Contracts with Customers relates to the timing of the recognition of income from an upfront payment received under a license and commercialization agreement. Under IFRS 15, management concluded that an agreement is a right to use license of IP, and the performance obligation to transfer the licenses to the counterparty to the agreement (the licensee) has been satisfied. Under IAS 18, upfront and milestone payments received under that agreement were deferred and amortized to other revenue over the term of the agreements. Therefore, upon adoption of IFRS 15, the deferred revenue of USD 100 thousand net of costs of USD 5 thousand, in relation to the upfront payments received, have been recognized in 2017 and the impact accordingly was recognized to retained earnings in the amount of USD 95 thousand.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Financial Statements (Cont’d)

(3)	IFRIC 22, Foreign Currency Transactions and Advance Consideration

The interpretation provides that the transaction date for the purpose of determining the exchange rate for recording a foreign currency transaction that includes advanced consideration is the date of initial recognition of the non-monetary asset/liability from the prepayment. If there are multiple payments or receipts in advance, a transaction date is established for each payment or receipt.

As from January 1, 2018 the Group applies IFRIC 22.

The Group has examined the effects of applying IFRIC 22, and in its opinion there is an immaterial effect on the financial statements.

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

2.	Subsidiaries

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

3.	Non-controlling interests

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

4.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Kitov Pharma Ltd.

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

C.	Financial instruments

1.	Non-Derivative financial instruments

a.	Non-derivative financial assets – policy applicable as from January 1, 2018

Initial recognition and measurement of financial assets

The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to one of the following measurement categories: assets at amortized cost; assets at fair value through other comprehensive income – investments in debt instruments; assets at fair value through other comprehensive income – investments in equity instruments; or assets at fair value through profit or loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

b.	Non-derivative financial assets – policy applicable before January 1, 2018

Initial recognition and measurement of financial assets

The Group initially recognizes receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase or sell the asset.

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

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

c.	Non-derivative financial liabilities

Non-derivative financial liabilities include: accounts payables and other accounts payable.

Initial recognition of financial liabilities

The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Subsequent measurement of financial liabilities

Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are designated at fair value through profit or loss if the Group manages such liabilities and their performance is assessed based on their fair value in accordance with the Group’s documented risk management strategy, providing that the designation is intended to prevent an accounting mismatch, or the liability is a combined instrument including an embedded derivative.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged, cancelled or transferred to equity.

d.	Derivative financial liabilities

The Group holds derivative financial instruments that do not serve for hedging purposes.

Kitov Pharma Ltd.

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

The changes in fair value of these derivatives are recognized in profit or loss, as financing income or expense. The fair value of these derivatives is based on an evaluation, and classified as level 3.

D.	Intangible assets

1.	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve also plans or designs for the production of new or substantially improved products and processes. Development expenditure are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. Currently all development costs are recognized in profit and loss as expense.

2.	Other intangible assets

Other intangible assets, including in-process research and development in respect of the Company’s acquisition of TyrNovo (see also Note 5), which have infinite useful lives, are measured at cost less accumulated impairment losses.

3.	Amortization

The Group examines the useful life of an intangible asset that is not periodically amortized at least once a year in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

4.	Timing of impairment testing

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives or are unavailable for use.

E.	Loss per share

The Group presents loss per share data for its ordinary share capital. Loss per share is calculated by dividing the loss attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

F.	Employee benefits

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

Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

G.	Share-based payment transactions

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

H.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

I.	Revenue

The Group recognizes revenue from upfront and milestone payments at the point in time the milestone criteria is highly probable to be met and collectability is probable. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled.

The Group will recognize sales based on royalty income, earned through a license, when the underlying sales will occur.

Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:

(a)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(b)	The Group can identify the rights of each party in relation to the goods or services that will be transferred;

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

(c)	The Group can identify the payment terms for the goods or services that will be transferred;

(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and

(e)	It is probable that the consideration, to which the Group is entitled to in exchange for the goods or services transferred to the customer, will be collected.

For the purpose of section (e) the Group examines, inter alia, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: the Group has no remaining obligations to transfer goods or services to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

Identifying performance obligations

On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(a)	Goods or services (or a bundle of goods or services) that are distinct; or

(b)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

Determining the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the license and commercialization agreement. The Group takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

Variable consideration

The Group includes variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

Right to use and right to access

To determine whether the Group’s promise to grant a license provides a customer with either a right to access the Group’s IP or a right-to-use the Group’s IP, the Group considers whether a customer can direct the use of, and obtain substantially all of the remaining benefits from, a license at the point in time at which the license is granted.

A license is considered a “right-to-use” license when the customer maintains control of the IP upon its transfer. However, if the grantor of the license maintains involvement with the IP after its transfer, and the customer cannot direct the use of, and obtain substantially all of the remaining benefits from the license, then the license is considered a right-to-access license.

J.	Financing income and expense

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

K.	Equity

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

M.	Deferred tax

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized if it has become probable that future taxable profits will be available against which they can be utilized.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

N.	New standards and interpretations not yet adopted

(1)	IFRS 16, Leases (hereinafter in this section: “IFRS 16” or “the standard”)

The standard replaces IAS 17, Leases and its related interpretations. The standard’s instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements. Nonetheless, IFRS 16 includes two exceptions to the general model whereby a lessee may elect to not apply the requirements for recognizing a right-of-use asset and a liability with respect to short-term leases of up to one year and/or leases where the underlying asset has a low value.

In addition, IFRS 16 permits the lessee to apply the definition of the term lease according to one of the following two alternatives consistently for all leases: retrospective application for all the lease agreements, which means reassessing the existence of a lease for each separate contract, or alternatively to apply a practical expedient that permits continuing with the assessment made regarding existence of a lease based on the guidance in IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to leases entered into before the date of initial application. Furthermore, the standard determines new and expanded disclosure requirements from those required at present.

IFRS 16 is applicable for annual periods as of January 1, 2019. IFRS 16 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application consistently for all leases: full retrospective application or recognizing a cumulative effect, which means application (with the possibility of certain practical expedients) as from the mandatory effective date with an adjustment to the balance of retained earnings at that date.

Method of application and expected effects

The Group adopted IFRS 16 as from January 1, 2019 using the cumulative effect method as at January 1, 2019.

Expedients:

(1)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year.

(2)	Not separating non-lease components from lease components and instead accounting for all the lease components and related non-lease components as a single lease component.

(3)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of leases where the underlying asset has a low value.

(4)	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

Expected effects:

The Group plans to elect to apply the transitional provision of recognizing a lease liability at the date of initial application, for all the leases that award it control over the use of identified assets for a specified period of time, and except for when the Group has elected to apply the standard’s expedients as aforesaid, according to the present value of the future lease payments discounted at the incremental borrowing rate of the lessee at that date, and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard is not expected to have an effect on the balance of retained earnings at the date of initial application. These changes are expected to result in an increase of USD 1.2 million in the balance of right-of-use assets at the date of initial application and an increase of USD 1.2 million in the balance of the lease liability at the date of initial application. Accordingly, depreciation and amortization expenses will be recognized in subsequent periods in respect of the right-of-use asset, and the need for recognizing impairment of the right-of-use asset will be examined in accordance with IAS 36. Furthermore, financing expenses will be recognized in respect of the lease liability. Therefore, as from the date of initial application and in subsequent periods, depreciation expenses and financing expenses will be recognized instead of lease expenses relating to assets leased under an operating lease, which were presented as part of the general and administrative expenses item in the income statement.

In addition, the nominal discount rate used for measuring the lease liability is 8%.

Note 4 - Operating Segments

Since 2018 the chief operating decision marker (CODM) has started to review the results of two reportable segments, as described below, which form the Group’s strategic business units. The strategic business units offer different products and services and the allocation of resources and evaluation of performance are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CODM reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Group’s operating segments:

●	Pain and Hypertension – Includes development and marketing of ConsensiTM a combination drugs indicated for treating osteoarthritis pain and hypertension simultaneously, was approved by the FDA for marketing in the U.S and has partner agreements in the U.S, China and South Korea.

●	Oncology – Includes development of a small molecule that has demonstrated in pre-clinical studies the potential to overcome resistance to multiple anti-cancer drugs.

The accounting policies of the operating segments are the same as described in Note 3 regarding significant accounting policies.

Performance is measured based on segment operating results as included in reports that are regularly reviewed by the chief operating decision maker. Segment results are used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Segment results reported to the chief operating decision maker include items directly attributable to a segment on a reasonable basis.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 4 – Operating Segments (Cont’d)

Information about reportable segments

Information regarding the results of each reportable segment is included below.

	For the year ended December 31, 2018
	Pain and Hypertension	Oncology	Total reportable segments	Reconciliations (*)	Total consolidated
	USD in thousands

Revenues	1,000	-	1,000	-	1,000

Research and development expenses	2,185	2,537	4,722	546	5,268

Operating loss	4,730	3,217	7,947	(121)	7,826
Finance income, net					(2,257)
Loss for the year					5,569

	For the year ended December 31, 2017
	Pain and Hypertension	Oncology	Total reportable segments	Reconciliations (*)	Total consolidated
	USD in thousands

Revenues	100	-	100	-	100

Research and development expenses	2,603	1,328	3,931	709	4,640

Operating loss	6,674	1,951	8,625	3,341	11,966
Finance expenses, net					947
Loss for the year					12,913

(*)	Includes employees share based expenses and other expenses/income related to rights granted to Taoz.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 4 – Operating Segments (Cont’d)

Information on geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

Revenues in 2018 were derived from one customer and revenues in 2017 were derived from a different one customer, in both years from the far-east. For further information see Note 13.

Note 5 - Subsidiary

A.	On January 13, 2017, the Company completed its acquisition from Goldman Hirsh Partners Ltd (“GHP”) of a controlling interest in TyrNovo, a privately-owned Israeli company, which is developing NT-219, a small molecule that has demonstrated in pre-clinical studies the potential to overcome resistance to multiple anti-cancer drugs.

Pursuant to the terms of the transaction, the Company issued to GHP 564,625 of its Ordinary Shares (the “Consideration Shares”) and paid GHP aggregate cash proceeds of approximately USD 2 million (the “Cash Consideration”) in exchange for 9,570 Ordinary Shares in TyrNovo, that represented approximately 65% of TyrNovo’s shares. In addition, the Company was assigned a loan in the amount of USD 101 thousand which had been made by GHP to TyrNovo, (the “TyrNovo Acquisition”). USD 167 thousand of the Cash Consideration was held back by the Company pending the fulfillment of certain conditions as agreed to between the Company and GHP. On February 4, 2019, the Company and GHP signed an agreement, according to which the Company paid to GHP USD 91 thousand and the remaining USD 76 thousand are retained by the Company to cover any future claims it might have with regards of any matter the above amount was withheld for.

All of the Consideration Shares were held in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the TyrNovo Acquisition. In February 2019, the consideration shares were released from the escrow.

The acquisition was accounted for as an asset purchase as it does not meet the definition of a business combination in accordance with IFRS 3.

(1)	Consideration

The following summarizes the acquisition date fair value of each major class of consideration:

USD thousands
Cash	2,000
Equity instruments issued (564,625 Ordinary Shares) (1)	1,800
Assignment of loan to the Company	(101)
Total consideration transferred	3,699

(1)	The fair value of the Ordinary Shares issued was based on the listed share price of the Group on January 11, 2017 of approximately USD 3.19 per share.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 5 - Subsidiary (Cont’d)

(2)	Identifiable assets acquired and liabilities assumed

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

B.	Settlement with a minority shareholder

On February 9, 2017, subsequent to the acquisition of TyrNovo, the Company, TyrNovo and Taoz - Company for Management and Holdings of Companies Ltd. (“Taoz”), a shareholder owning at that time approximately 4% of TyrNovo, entered into a settlement arrangement in response to a motion filed by Taoz on January 19, 2017.

Pursuant to the settlement arrangement, the parties agreed, among other matters, as follows:

Taoz was entitled to be issued an additional 77 ordinary shares of TyrNovo, representing 0.5% of the issued and outstanding share capital of TyrNovo immediately following this issuance. The shares were issued in February 2017 and were measured at a fair value of USD 29 thousand.

Taoz had the right during a defined period to invest an additional USD 1,750,000 (the “Deferred Investment”) by way of convertible loans, with conversion terms defined under various circumstances, including the possibility of conversion at a price per share reflecting a 30% discount off the price per share paid in a subsequent financing round, and the possibility of conversion at a price per TyrNovo share reflecting a TyrNovo company valuation of USD 13,500,000.

In the event that a defined milestone is achieved, and Taoz did not invest the Deferred Investment, then the Company has the right to acquire all of Taoz’s holdings in TyrNovo at a price per share of USD 476.48.

The Company provided to Taoz a put option to sell to the Company up to 50% of the TyrNovo shares issued to Taoz, exercisable during a period of 90 days from the publication by TyrNovo of the results of Phase I clinical trials, for a price per TyrNovo share equal to USD 1,600, either in ordinary shares of the Company or, at the Company’ sole discretion, in cash; upon the expiration of the 90 day exercise period, the put option, if not exercised by Taoz, shall expire and no longer be valid.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 5 - Subsidiary (Cont’d)

The rights granted to Taoz by the Company were valued at the date of agreement at USD 1,000 thousand and were charged to Other Expenses. The value of these rights as of December 31, 2017 was estimated at USD 1,030 thousand. The net change in value of this liability in the amount of USD 30 thousand was charged to Finance Expenses, as well as other expenses in the amount of USD 29 thousand value of shares issued to Taoz in the financial statements for the year ended December 31, 2017.

Regarding Valuation techniques and significant unobservable inputs, see Note 20B.

In regards with the acquisition of Taoz’s shares in TyrNovo, see Note 5C below.

In October 2017, the Company signed an agreement for the acquisition of an additional 27% stake in TyrNovo (the “Newly Acquired TyrNovo Shares”), from a group of unaffiliated minority shareholders of TyrNovo, who collectively held 4,024 ordinary shares, or approximately 27%, of TyrNovo. In exchange for these Newly Acquired TyrNovo Shares, the Company issued to these unaffiliated minority shareholders of TyrNovo, in aggregate, 658,484 newly issued ordinary shares of the Company, which, at that time, represented approximately 6% of the Company’s issued and outstanding share capital.

The closing of this transaction took place on March 15, 2018, following which the Company held approximately 91.9% of TyrNovo’s issued and outstanding ordinary shares.

The carrying amount of TyrNovo’s net assets in the consolidated financial statements on the date of the acquisition was USD 2,821 thousand. The Group recognized a decrease in non-controlling interests of USD 768 thousand, an increase in share premium of USD 1,483 thousand and a decrease in a capital reserve for transactions with non-controlling interest of USD 715 thousand.

C.	In June 2018, the Company signed an agreement with a minority shareholder in TyrNovo, Taoz, for the acquisition of its holding in TyrNovo, which was approximately 4.1% of TyrNovo’s share capital. In exchange for these shares and for the waiving of investment rights and put options it was previously granted, which are described in Note 5B, the Company issued to Taoz 140,845 newly issued ordinary shares of the Company. The fair value of the shares issued as consideration for the acquisition of TyrNovo Shares amounted to USD 237 thousand. The fair value of the shares issued in consideration for waving the rights amounted to USD 136 thousand. As part of the agreement, the Company committed to register the newly issued shares for trading. The registration statement, registering the Company’s ADSs representing the newly issued shares for trading, was declared effective by the SEC as of August 8, 2018. In accordance with the agreement, the Company paid to Taoz in cash the difference between the share price of Kitov’s shares on the closing date to that on the registration date, which amounted to USD 160 thousand. The cash payment was recorded to finance expenses.

The carrying amount of TyrNovo’s net assets in the consolidated financial statements on the date of the acquisition was USD 1,977 thousand. The Group recognized a decrease in non-controlling interests of USD 93 thousand, an increase in share premium of USD 237 thousand and a decrease in a capital reserve for transactions with non-controlling interest of USD 144 thousand.

In addition, the Company derecognized the derivative liability of USD 1,030 thousand, recognized an amount of USD 894 thousand as other income and an increase in share premium of USD 136 thousand deriving from the waiving of the rights, as described above.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 5 - Subsidiary (Cont’d)

The closing of this transaction took place on June 15, 2018, following which the Company held approximately 97.4% of TyrNovo’s issued and outstanding ordinary shares.

D.	Non-controlling interests

Non-controlling interests are presented based on their proportionate interest in the recognized amount of the assets and liabilities of TyrNovo.

E.	The following is condensed information regarding TyrNovo:

				Amounts provided by the Company to the subsidiary
	Incorporated and operates in	Group’s ownership equity	Company’s direct ownership of equity	Loans	Total investment in subsidiary
				USD thousands

TyrNovo Ltd.	Israel	97.6%	97.6%	(2,366)	2,055

Note 6 - Cash and Cash Equivalents

	As of December 31
	2018	2017
	USD thousands

Balance in USD	4,410	3,322
Balance in other currencies	753	625
Total cash and cash equivalents	5,163	3,947

Note 7 - Other Current Assets

	As of December 31
	2018	2017
	USD thousands

Government authorities	81	171
Reimbursement of legal fees receivable	743	-
Prepaid fee to the Food and Drug Administration	930	-
Prepaid expenses and other receivables	76	(*)377
Total other current assets	1,830	548

(*)	Including an amount of USD 166 thousand, representing deposits entrusted to Israeli court on behalf of related parties pursuant to an indemnification obligation of the Company, in respect of an investigation of the Israeli Security Authority against the Company. See also Note 12B.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Other Payables

	As of December 31
	2018	2017
	USD thousands

Due to related parties – payroll related	910	1,059
Due to GHP (Note 5A)	167	167
Accrued expenses	852	326
Government authorities	65	107
Payroll related payables	61	87
	2,055	1,746

Note 9 - Equity

A.	On December 19, 2018 in a shareholders’ general meeting, it was resolved to consolidate the Company’s authorized and paid-in share capital in a 20:1 ratio, in a way that every 20 shares with no par value were consolidated into one share with no par value. The said reverse share split took place on January 4, 2019. Following the reverse share split, the Company’s authorized share capital is 250,000,000 ordinary shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 10,000,000 preferred shares in each class.

In these financial statements, all numbers of shares reflect the reverse share split retrospectively.

B.	The Company’s share capital

	As of December 31, 2018		As of December 31, 2017
	Number of shares in thousands
	Authorized	Issued and paid-in	Authorized	Issued and paid-in

Ordinary shares, no par value	250,000	16,009	250,000	11,222
Class A preferred shares, no par value	10,000	-	10,000	-
Class B preferred shares, no par value	10,000	-	10,000	-
Class C preferred shares, no par value	10,000	-	10,000	-
Class D preferred shares, no par value	10,000	-	10,000	-
Class E preferred shares, no par value	10,000	-	10,000	-

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 9 – Equity (Cont’d)

C.	Changes in share capital during the year

	For the year ended December 31
	2018	2017	2016
	Number of shares in thousands
Issued as at January 1	11,222	7,662	3,888
Issuance of ADSs (See D below)	3,260	2,432	2,379
Issuance of shares (See Note 5)	799	565	-
Share issuance deriving from a development agreement (See E6 below)	-	-	151
Share based payments	121	563	33
Exercise of warrants	607	-	1,211

Issued as at December 31	16,009	11,222	7,662

D.	Financing rounds

1.	In June 2018, in a registered direct offering on the NASDAQ, the Company raised a gross amount of USD 8.1 million (approximately USD 7.4 million net of placement agent fees and other offering related expenses).

In this registered direct offering, the Company issued 3,260,000 ADSs and, in a concurrent private placement, 1,630,000 non-listed warrants to purchase 1,630,000 ADSs. Each non-listed warrant is exercisable until December 5, 2023 at an exercise price of USD 2.80 per ADS. The warrant holders have the option to exercise cashless, and the warrants were therefore accounted for as a derivative liability. The ADS’s issued were recorded in equity in an amount of USD 4,276 thousand, net of issuance expenses. The warrants were recorded as a liability in the amount of USD 3,467 thousand. Issuance expenses related to the warrants, in the amount of USD 301 thousand were recorded to finance expenses. This derivative instrument is classified as a Level 3 financial instrument, See Note 20B.

2.	In July 2017, in a registered direct offering on the NASDAQ, the Company raised a gross amount of USD 3.5 million (approximately USD 3.1 million net of placement agent fees and other offering related expenses).

In this registered direct offering, the Company issued 2,431,746 ADSs in a concurrent private placement and 1,215,873 non-listed warrants to purchase 1,215,873 ADSs. Each non-listed warrant is exercisable until January 14, 2023 at an exercise price of USD 1.50 per ADS. The ADS’s issued were recorded in equity and in an amount of USD 2,174 thousand. The warrants were considered a derivative instrument (due to a cashless exercise feature) and were recorded as a liability. During August 2018 the warrants were listed for trading, and subsequently the cashless feature was expired. Therefore the Company evaluated the derivative instrument on the listing date, recorded financial income and subsequently derecognized the derivative instrument and booked the balance in an amount of USD 567 thousand in equity. See also Note 20B.

3.	In July 2016, in a public offering on the NASDAQ, the Company raised a gross amount of USD 12 million (approximately USD 10.0 million net of placement agent fees and other offering related expenses).

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 9 – Equity (Cont’d)

In the public offering the Company issued securities as follows: (i) 2,378,823 Class A units - comprised of 2,378,823 ADSs and 2,378,823 Series A warrants to purchase 2,378,823 ADSs, and (ii) 1,150,589 Class B units - comprised of 1,150,589 preferred Series B warrants to purchase 1,150,589 ADSs and 1,150,589 Series A warrants to purchase 1,150,589 ADSs.

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

E.	Other equity transactions

1.	During the reported year 343 thousand warrants, issued in July 2017, were exercised into 343 thousand shares for a consideration of USD 515 thousand. In addition, 484 thousand warrants, issued in July 2017, were exercised into 264 thousand shares on a cashless exercise, and an amount of USD 1,618 thousand was recorded to share premium against derivative liabilities.

2.	During 2018 the Company issued 121 thousand ordinary shares on account of vested RSUs granted in 2017. See also Note 10.

3.	On October 30, 2017, the Company issued to a vendor of the Company, in consideration for services provided by the vendor to the Company, 67,367 ADSs. The fair value of the services provided was measured at USD 150 thousand, out of which, USD 96 were recorded as share premium against general and administrative expenses in 2017 and USD 54 thousand were recorded as share premium against general and administrative expenses in 2018.

4.	During October and December 2017, the Company issued 496,533 ordinary shares on account of vested RSUs. See also Note 10.

5.	During 2016, the Company issued 33,455 shares to service providers for services granted. The fair value of the shares was measured at the fair value of the services, and amounted to USD 103 thousand.

6.	In May 2016 the Company issued 150,494 shares to Dexcel Ltd. following meeting a milestone in accordance with the agreement between the Company and Dexcel Ltd. The fair value of the shares was USD 500 thousand.

7.	During 2016, the Company issued 1,211,306 shares derived from the exercise of Series A warrants, for proceeds of USD 302 thousand.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 9 – Equity (Cont’d)

F.	Non-controlling interests

The following table summarizes the information relating to a subsidiary that has non-controlling interests, before any intra-group eliminations:

	December 31, 2018	December 31, 2017
TyrNovo Ltd.	in USD thousand

Non-controlling interests percentage	2.4%	35.28%
Non-current assets	9	3
Current assets	415	158
Current liabilities	(4,120)	(2,676)
Net assets	(3,696)	(2,515)
Net assets attributable to non-controlling interests	(89)	(887)
Loss for the year	3,688	2,088
Loss allocated to non-controlling interests	369	736

Note 10 - Share-based Payment Arrangements

A.	On November 20, 2018, the Company granted 159,759 options and 59,720 RSUs to two executives. The RSUs and options have a vesting period of 3 years from the commencement of the offeree’s engagement with the Group, with a one-year cliff for the first one-third of the vested amount, and over 8 quarters thereafter. The exercise period is 5 years from the date of the grant. The options shall have an exercise price equals to USD 1.59 per one ordinary share. 34,825 thousand RSUs were fully vested at the time of the grant. The fair value of these RSUs and options at the date of the grant was measured at USD 71 thousand and USD 127 thousand, respectively.

On August 15, 2017, the Company’s Board of Directors approved grants of 17 thousand RSUs and 29 thousand options to two consultants. The RSUs and/or options have a vesting period of 3 years from the commencement of the service provider’s engagement, with a one-year cliff for the first one-third of the vested amount, and over 8 quarters thereafter. The exercise period is 7 years from the date of the grant. The options shall have an exercise price equals to USD 1.84 per one ordinary share. 29 thousand options and 9 thousand RSUs were fully vested at the time of the grant. The fair value of these RSUs and options at the date of the grant was measured at USD 32 thousand and USD 31 thousand, respectively.

In addition, on August 15, 2017, the Company’s Board of Directors granted of 42 thousand RSUs and 16 thousand options to one consultant. The RSUs have a vesting period of 3 years from November 25, 2015, with a one-year cliff for the first one-third of the vested amount, and over 8 quarters thereafter. The exercise period is 7 years from the date of the grant. The options shall have an exercise price equal to USD 4.39 per one ordinary share and shall have a vesting period of 3 years from May 22, 2016. The exercise period is 7 years from the date of the grant. 8 thousand options and 28 thousand RSUs were fully vested at the time of the grant. The fair value of these RSUs and options at the date of the grant was measured at USD 76 thousand and USD 15 thousand, respectively.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements (Cont’d)

In June 2017, the Company’s board of directors decided to amend the Company’s 2016 Equity-Based Incentive Plan (the “Plan”) to increase the number of Ordinary Shares available for issuance thereunder by an additional 1,900,000 Ordinary Shares. No other amendments were made to the Plan.

On August 1, 2017, the Company’s board of directors approved grants of 608 thousand RSUs and 440 thousand options. The options have an exercise price equals to USD1.85 per one ordinary share. The RSUs and/or options have a vesting period of 3 years from the commencement of the Officer’s or Director’s engagement, with a one-year cliff for the first one-third of the vested amount, and over 8 quarters thereafter. The exercise period is 7 years from the date of the grant. 22 thousand RSUs and 20 thousand options were fully vested at the time of the grant. The fair value of these RSUs and options at the date of the grant was measured at USD 1,326 thousand and USD 592 thousand, respectively.

In June 2016, the Company’s shareholders granted 123,438 options to the chairman of the board of directors. The fair value of these options at the date of the grant was measured at USD 680 thousand.

In May 2016 and June 2016, the Company granted 364,069 options to the chairman of board of directors, chief executive officer, chief financial officer, senior employees and a service provider. Each option may be exercised into one ordinary share, at an exercise price of USD 4.04 –USD 4.07 per share over a vesting period of 3 years. The exercise period is 8 years from date of issuance provided, however that with respect to 297,874 thousand of the options granted to directors of the Company, no options were exercisable prior to the Company’s adoption of a revised compensation policy in accordance with the Companies Law. In July 2017 a revised compensation policy was adopted.

The Company recorded an expense of USD 719 thousand USD (2017 - 2,196 thousand), of which USD 660 thousand (2017 - USD 1,905 thousand) are to key management personnel.

B.	Other share based payment arrangements

See Note 9E with regards to share based payments to service providers.

C.	The number and weighted average exercise prices (in USD (*)) of share options are as follows:

	Weighted average exercise price			Number of options
	2018	2017	2016	2018	2017	2016

Outstanding on January 1	3.08	4.29	4.86	1,002,021	519,746	175,536
Expired during the year	7.00	20.72	4.16	30,000	2,239	143,297
Granted during the year	1.59	1.85	4.05	159,759	484,515	487,507
Outstanding on December 31	2.60	3.08	4.29	1,131,780	1,002,022	519,746
Exercisable on December 31	2.95	2.83	3.31	873,344	708,879	113,490

(*)	The exercise price is denominated in NIS and are re-measured using historic exchange rates.

The options outstanding at December 31, 2018 had an exercise price of USD 1.59- USD 4.39 (2017 -USD 1.84 – USD 7.01, 2016 - USD 4.04 - USD 4.07), and weighted average contractual life of 5.29 years (2017 - 7.2 years, 2016 - 7.7 years).

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements (Cont’d)

D.	The number of RSUs are as follows:

	Number of RSUs
	2018	2017

Outstanding at January 1	170,727	-
Granted during the year	59,720	667,260
Vested during the year	121,028	496,534
Outstanding at December 31	109,419	170,726

E.	Options to service providers were measured at the fair value of the service, when available.

The fair value of the Company’s share options granted to employees, directors and service providers, where fair value of service was not measurable, was measured using the binominal model, using the fair value of the traded warrants with similar terms, making some adjustments to reflect the specific terms of the options based on the expected duration.

The following assumptions were used:

	2018	2017	2016

Share Price - USD	1.18	1.82 - 2.17	1.06 - 1.348
Option price - USD	0.80	3.28 - 3.82	21.38 - 28.40
Expected volatility (%)	105.77	80.65 - 80.91	-
Expected duration (years)	4.95	6.77 - 6.97	4-8
Dividend yield (%)	-	-	-
Risk free rate interest rate (%)	1.41%	1.36 - 1.39	N/A

F.	On January 3, 2018, TyrNovo granted 1,170 options of TyrNovo to certain employees. The options were fully vested at the date of grant. The exercise period is 7 years from the date of the grant. The options shall have an exercise price equals to USD 0.29 per one ordinary share. The fair value of these options at the date of the grant was measured at USD 431 thousand.

The fair value of these options was measured using the binominal model,

The following assumptions were used:

2018

Share Price - USD	368.39
Option price - USD	369.39
Expected volatility (%)	79.16
Expected duration (years)	7
Dividend yield (%)	-
Risk free rate interest rate (%)	2.4%

In 2018, the Company recorded a share-based compensation expense of USD 431 thousand USD, of which USD 402 thousand are to key management personnel.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements (Cont’d)

G.	Expenses recognized in the financial statements:

	For the year ended December 31
	2018	2017	2016
	USD thousands
Research and development expenses	546	709	176
General and administrative expenses	227	1,570	224
Other expenses	-	29	-

Total share-based expense recognized	773	2,308	400

Note 11 - Transactions and Balances with Related Parties

In addition to their salaries or fees, the Group also provides non-cash benefits to directors and executive officers, and contributes to a post-employment defined contribution plan on behalf of employees.

Certain executive officers are entitled to termination benefits of up to 6 monthly salaries or fees.

Executive officers also participate in the Group’s share option programs. For further information, see Note 10 regarding share-based payments.

Expenses of key management personnel:

The Company recorded expenses to executive officers:

	For the year ended December 31
	2018	2017	2016
	USD thousands
Short - term employee benefits	2,165	2,305	1,282
Post-employment benefits	16	137	25
Share based payments	574	1,669	244

	2,755	4,111	1,551

The Company recorded expenses to directors:

	For the year ended December 31
	2018	2017	2016
	USD thousands
Short - term benefits	268	217	54
Share based payments	86	236	-

	354	453	54

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 12 – Commitments and contingent liabilities

A.	Commitments

1.	At the end of the reporting period, the future minimum lease payments under non-cancellable operating leases are as follows:

	2018	2017
	USD thousands	USD thousands
Less than one year	195	202
Between one to five years	751	784
More than five years	360	584

The Company has a bank guarantee for the Group’s leases in an amount of USD 46 thousand and USD 50 thousand as of December 31, 2018 and December 31, 2017, respectively.

2.	Certain of the Company’s senior executives are entitled to annual and special bonuses under the terms of their employment and consulting agreements. These bonuses will become due upon the achievement of certain milestones, including fund raising, merger transactions, and agreements for the commercialization of the Company’s products. These financial statements include bonuses in the amount of USD 777 thousand for the year ended December 31, 2018, and USD 1,056 thousand for the year ended December 31, 2017.

3.	Certain of the Company’s senior executives are entitled to termination benefits under the terms of their employment and consulting agreements. These benefits are measured based on the time of service and their monthly pay and the expected term of their employment. These financial statements include a liability due to these grants of USD 405 thousand and USD 492 thousand, as of December 31, 2018 and 2017, respectively.

4.	Kitov Pharma’s subsidiary, TyrNovo, has obligations to the Israel Innovation Authority (hereinafter: “IIA”) with respect to grants it received from the IIA in connection with TyrNovo’s technology. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 and the IIA’s rules and guidelines and the terms of these grants.

In general, a recipient company is obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed as a result of, a research and development program funded by the IIA (currently a yearly rate of 3% to 6%), up to the aggregate amount of the total grants received by the IIA, plus annual interest.

TyrNovo’s technologies were developed, at least in part, with funds from IIA grants, and accordingly is obligated to pay royalties on sales of any of its IIA funded products and related services.   As of December 31, 2018, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.5 million), and as of such date, TyrNovo had not paid any royalties to the IIA. The financial statements do not include a liability for royalties for these grants as the fair value of the liability in accordance with IAS 20 was estimated to be 0.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Commitments and contingent liabilities (Cont’d)

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

B.	Claims

1.	In December 2015, a lawsuit and a motion to approve such lawsuit as a class action was filed against the Company and its directors by shareholders who were holding the Company’s Tel Aviv Stock Exchange listed securities before the offering that took place in November 2015, claiming damages for the purported class in the motion totaling NIS 16.4 million (USD 4.3 million) due to the said offering (the “Motion”). The Company delivered its response to the court in accordance with applicable law. A preliminary hearing held by the court on September 12, 2016 and subsequently the court set a schedule for the submission by the petitioners of a motion for discovery, and any responses to such motion. Additional preliminary hearings were held during 2017. On October 24, 2017 the court issued a ruling to stay proceedings in this matter until January 15, 2018 due to the ongoing ISA Investigation (See Note 12b(3) below).

At the request of the ISA, this stay was subsequently extended several times by the court, which ruled that the evidentiary hearing shall not be rescheduled and that the stay of proceedings shall remain in place pending delivery of a notice to the court by the ISA by no later than April 11, 2019 with respect to an update on the ISA Investigation.

2.	On November 8, 2016, a shareholder of the Company submitted a request to the court in connection with the Motion to be excluded from the purported class and claiming to have independent causes of action and claims of approximately NIS 1 million (USD 262 Thousand) (the “Petition to Exclude”). The Company responded to the court as required, and, amongst other arguments, the Company noted that such shareholder cannot petition to be excluded from the purported class. The court ordered the shareholder to respond and he has done so. In May 2018 the shareholder submitted an independent lawsuit against the Company in the Haifa Magistrates Court seeking damages of approximately NIS 1.1 million (USD 306 Thousand) (the “Separate Lawsuit”). In August 2018 the Haifa Magistrates Court transferred the Separate Lawsuit to the Tel Aviv Magistrates Court. The Company is of the view that such shareholder’s claims are identical to the asserted claims for damages in the Motion, and has notified the court of such and have sought a stay of proceedings pending the outcome of the Motion. A hearing on the Company’s motion to dismiss the Separate Lawsuit and/or stay the proceedings has been scheduled for May 1, 2019.

The Company’s management rejects the claims asserted in the Motion as well as in the Petition to Exclude and the Separate Lawsuit, and, in consultation with its legal advisors, believes that the likelihood of the Company not incurring any financial obligation as a result of this class action exceeds the likelihood that the Company will incur a financial obligation. Therefore, no provision for this matter was recorded in these financial statements.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Commitments and contingent liabilities (Cont’d)

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

In February 2017, four lawsuits and motions to approve the lawsuits as a class action lawsuit (each, a “Motion”), were filed against the Company and certain of its office holders at the Tel Aviv District Court (Economic Division), and served on the Company, with each Motion relating to the above noted formal investigation by the Israeli Securities Authority (ISA) into the Company’s public disclosures (the 2017 Motions”). One of these motions was subsequently withdrawn. The petitioners in one of the motions petitioned the court to dismiss the other 2 of the 2017 Motions (“Petition for Dismissal”). On December 19, 2017 the court granted the Petition for Dismissal and dismissed the other remaining 2017 Motions. The remaining motion was filed against the Company, the Company’s executive directors and certain of its present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that the Company included misleading information in its public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of approximately NIS 29 million (approximately USD 8 million). The Company and other defendants have not yet delivered their response to the court, and will do so in accordance with applicable law and the court’s instructions. The court has ordered a stay of proceedings due to the ongoing ISA Investigation until mid-April 2019.

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

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Commitments and contingent liabilities (Cont’d)

On August 2, 2017, the Company filed a motion to dismiss the amended complaint in its entirety. In addition, on September 20, 2017, the Company filed a letter motion requesting a conference on the issue of whether this litigation should be dismissed. On September 21st 2017, the court granted the Company’s request, and on November 7th 2017, the court ordered that the issues raised in the letter motion would be considered together with and supplementing the motion to dismiss. No decision was rendered on the motion to dismiss.

On February 10, 2017, a holder of the Company’s securities listed on the NASDAQ filed in the Superior Court of the State of California, a securities class action relating to the above noted formal investigation by the ISA into the Company’s public disclosures, against the Company, its CEO and CFO and the underwriters in the Company’s initial public offering in the USA on November 20, 2015, seeking unspecified damages and relief in connection with, amongst other things, damages alleged to have occurred due to the purchasers of the Company’s securities in such public offering as a result of the Company allegedly including misleading information in its public filings.

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

On December 15, 2017, the Company filed a motion to stay discovery pending the resolution of the ISA Investigation. Following Plaintiffs’ opposition to the Company’s motion on January 5, 2018 and the Company’s reply in further support on January 16, 2018, the court ruled in the Company’s favor after arguments on January 29th, 2018 staying discovery by Plaintiffs against the Company and the individual defendants until June 1, 2018, at which point the parties are to update the court on the status of the ISA’s investigation. Discovery against the underwriters continued.

In June 2018 the Company entered into a Memorandum of Understanding and subsequently, in July 2018 entered into a Stipulation of Settlement with respect to the shareholder class action lawsuits pending against it.  Under the terms of the proposed settlement, the purported classes in all of the actions will receive aggregate consideration of USD 2.0 million. The settlement consideration, as well as ancillary expenses, will be funded by the Company’s insurance carriers, who have indicated to the Company that they have already made reserves for the settlement consideration. The settlement was approved by the court in March 2019.

Pursuant to the final settlement, the Company and its directors and officers are released from the claims that were asserted or could have been asserted in the Actions by class members participating in the settlement.

The final approved settlement is subject to the completion of final documentation, funding of the USD 2.0 million in cash by the Company’s insurance carriers, and other customary closing conditions.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 13 - Revenues

Revenues in 2018 and 2017 are derived from milestone payments for a right to use agreements in the far-east.

Note 14 - Research and Development Expenses

	For the year ended December 31
	2018	2017	2016
	USD thousands
Salaries, wages and related expenses	933	969	493
Share-based payments (see also Note 10)	546	709	176
Service providers	3,789	2,962	3,511

	5,268	4,640	4,180

Note 15 - General and Administrative Expenses

A.

	For the year ended December 31
	2018	2017	2016
	USD thousands
Employees and officers compensation	1,733	1,984	1,131
Share-based payments (see also Note 10)	87	1,224	121
Legal fees in connection with ISA investigation and class action lawsuits (see also Note 12B)	690	893	84
Other professional consulting	1,525	1,306	1,059
Board member remuneration and insurance	556	552	155
Rent and office maintenance	243	196	94
Travel	143	131	99
Car expenses	85	64	42
Depreciation	7	4	2
Other	126	(*)43	216

	5,195	6,397	3,003

(*)	Restated due to full retrospective method of adoption of IFRS 15, Revenue from Contracts with Customers, see Note 2E(2).

B.	The Consolidated Statements of Operations for the year ended December 31, 2018, include refunds from the insurance company in respect of legal expenses in the amount of USD 743 thousand.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 16 - Other Expenses (Income)

During 2017 the Company recorded an amount of USD 1,029 thousand in its financial statements under Other Expenses, with regards to rights granted to Taoz as part of the Company’s settlement with Taoz, regarding the acquisition of TyrNovo, See also Note 5B. During 2018, the Company acquired Taoz’s holdings in TyrNovo. As part of the agreement with Taoz, it waived the rights described in Note 5B, and the Company recorded an amount of USD 894 thousand under Other Income, see also Note 5D.

Note 17 - Finance Expense (Income)

	For the year ended December 31
	2018	2017	2016
	USD thousands
Net change in fair value of derivatives
Expenses	-	1,049	5,160
Income	(2,740)	-	(141)
Net change in fair value of derivatives (*)	(2,740)	1,049	5,019

(*)	The derivatives are related to the fair value adjustments of warrants. Warrants issued in 2016 and 2017 included an anti-dilution provision whereby the exercise price of the warrants were subject to “weighted average” ratchet anti-dilution provision, so that upon future issuance of the Company’s ADSs, subject to specified exceptions, at a price less than the exercise price then in effect, the exercise price will be reduced. The ratchet for the 2017 warrants expired on January 14, 2018, and the ratchet for the 2016 Series A warrants expired on November 25, 2016. The 2017 warrants included a cashless exercise feature, which expired on August 8, 2018 when the Company filed a registration statement with the SEC, registering the shares that will derive from future exercise of these warrants. The 2018 warrants include a cashless exercise feature (See Note 20B).

	For the year ended December 31
	2018	2017	2016
	USD thousands
Finance expense
Fees and interest expense	9	26	6
Loss from exchange rate differences, net	106	-	55
Payment to Taoz, see Note 5D	160	-	-
Warrant issuance costs	301	-	-
	576	26	61

	For the year ended December 31
	2018	2017	2016
	USD thousands
Finance income
Income from exchange rate differences, net	-	(22)	-
Interest income from short term deposits	(93)	(106)	(138)
	(93)	(128)	(138)

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 18 - Taxes on Income

A.	Corporate tax rate

The tax rate applicable to the Group for 2018 is 23%. The tax rate in 2017 was 24%.

B.	The Company and its subsidiaries incurred losses in 2017, as well as carry-forward losses from previous years, which are not expected to be utilized in the foreseeable future. Therefore, the Group did not record current taxes or deferred taxes.

The carry-forward loss for tax purposes for the Company and its subsidiaries, and the unrecognized research and development expenses, amounts to USD 33.1 million as of December 31, 2018 (2017 – USD 28.2 million, 2016 – USD 13.2 million).

C.	The Company’s tax assessments are deemed finalized through the end of 2013, pursuant to section 145 of the Israeli Income Tax Ordinance. The subsidiary’s tax assessments are deemed finalized through the end of 2014, pursuant to section 145 of the Israeli Income Tax Ordinance. Currently the tax years of 2014 - 2016 for Kitov Pharma Ltd. are being assessed by the Israeli Tax Authority.

Note 19 - Employee benefits

A.	Employee benefits include post-employment benefits and short term benefits.

Post-employment benefits are part of key management compensation – see Note 11 on related parties. Balances include:

	Year ended December 31
	2018	2017
	USD thousands	USD thousands
Short-term benefits	136	112
Post-employment benefits	405	492

B.	Post-employment benefit plans – defined contribution plan

The Company has a defined contribution plan in respect of the Company’s liability in respect of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

	Year ended December 31
	2018	2017	2016
	USD thousands	USD thousands	USD thousands

Amount recognized as expense in respect of defined contribution plan	95	52	39

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 20 – Financial Instruments

Framework for risk management

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management practice was formulated to identify and analyze the risks that the Group faces, to set appropriate limits for the risks and controls, and to monitor the risks and their compliance with the limits. The risk policy and risk management methods are reviewed regularly to reflect changes in market conditions and in the Group’s operations. The Group acts to develop an effective control environment in which all employees understand their roles and commitment.

A.	Risk management

1.	Credit risk

Credit risk is the risk of financial loss to the Group if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Company’s receivables. The Group restricts exposure to credit risk by investing only in bank deposits. Exposure to credit risk

The Group held cash and cash equivalents and short-term deposits of USD 6,684 thousand at December 31, 2018 (2017 – USD 7,435). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short-term deposits, mainly in USD, bear fixed interest ranging between 0.02% - 2.87%.

The carrying amount of cash and cash equivalents and short-term deposits approximate their fair value.

2.	Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, the CPI, interest rates and the prices of equity instruments, will influence the Group’s results or the value of its holdings in financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing returns.

Currency risk

The Group is exposed to currency risk mainly for cash and purchases for research and development expenses that are denominated in dollars and euros. Therefore, the Group is exposed to exchange rate fluctuations in these currencies against the NIS and takes steps to reduce the currency risk by maintaining its liquid resources in accordance with its future needs.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 20 – Financial Instruments (Cont’d)

Set forth below is a sensitivity test to possible changes in USD/NIS exchange rate as of December 31, 2018:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	15	38	754	(38)	(15)
Other current assets	3	7	135	(7)	(3)
Accounts payable	(6)	(16)	(312)	16	6
Other payables	(29)	(71)	(1,425)	71	29
Post-employment benefit liabilities	(5)	(12)	(235)	12	5
Total income (loss)	(22)	(54)		54	22

B.	Fair value hierarchy of financial instruments measured at fair value:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial liabilities
Warrants (see Note 9D(1))	-	-	554	554

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial liabilities
Warrants (see Note 9D(2))	-	-	2,012	2,012
Put option to Taoz (see Note 5B)	-	-	1,030	1,030
	-	-	3,042	3,042

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 20 – Financial Instruments (Cont’d)

Details regarding fair value measurement at Level 3:

Financial instrument	Valuation method for determining fair value	Significant unobservable inputs

As of December 31, 2018
Warrants	Black - Scholes	expected term	4.9 years
		expected volatility	97.29%
		annual risk free interest	2.51%
		dividend yield	0%
As of December 31, 2017
Warrants	Black - Scholes	expected term	5.5 years
		expected volatility	81.66%
		annual risk free interest	1.94%
		dividend yield	0%

Investment and Put option to Taoz	Monte–Carlo Simulation	Valuation at milestone (USD thousand)	12,000 – 17,000
		Share Price (USD)	812 – 1,150
		Probability of reaching milestone (%)	50%
		Risk free interest rate (%)	1.71% - 1.97%
		expected volatility	74.96%

Note 21 - Subsequent Events

A.	In January 2019, in a registered direct offering on the NASDAQ, the Company raised gross amount of USD 6.0 million (approximately USD 5.4 million net of placement agent fees and other offering related expenses).

In this registered direct offering, the Company issued 3,428,572 ADSs and, in a concurrent private placement, 2,571,430 non-listed warrants to purchase 2,571,430 ADSs. Each non-listed warrant is exercisable until July 18, 2024 at an exercise price of USD 2.00 per ADS. The warrant holders have the option to exercise cashless.

B.	On January 2, 2019 the Company executed an agreement with Coeptis Pharmaceuticals Inc. (“Coeptis”) for the marketing and distribution of ConsensiTM in the U.S. The agreement provides for total milestone payments from Coeptis to the Company of USD 3.5 million, of which the initial milestone of USD 1 million was received upon execution of the agreement, and additional milestone payments are due upon completion of an agreed Chemistry, Manufacturing, Control (CMC) plan and upon first commercial sales in the U.S. In addition, the Company will be paid 40%-60% of Coeptis’ net profit on Consensi sales. The agreement is for a term of fifteen years and may be extended for additional two-year terms and includes customary provisions, as well as certain residual rights and obligations of the parties following termination.

C.	On March 14, 2019 the Company signed an agreement to acquire 100% of FameWave Ltd, a privately held biopharmaceutical Company developing CM-24, (“FameWave) from its shareholders in exchange for $10 million worth of its newly issued ADSs with a long term lock-up period, priced at $1.23 per ADS, plus 50% warrant coverage based on an exercise price of $1.98 per ADS with a 4-year term. In addition, the Company will provide a loan to FameWave of up to approximately $2 million to be paid to cCAM BioTherapeutics Ltd., a wholly owned subsidiary of Merck Sharp and Dohme Corp., known as “MSD” in Israel, which discovered CM-24, or to repay certain loans provided by FameWave’s shareholders.

The transaction has been approved by the boards of the Company and FameWave and is expected to close during the third quarter of 2019 subject to: approval of the Company shareholders; closing of the transaction for the return of CM-24 to FameWave by MSD; finalization by FameWave of the joint clinical collaboration agreement; and satisfaction of other customary closing conditions. Should the complete transaction not close, the Company will be entitled to repayment of the amounts loaned by the Company out of amounts actually received by FameWave from commercialization transactions of CM-24. If no such commercialization transaction is consummated within 36 months from termination, Company will be entitled to 20% of FameWave in return for the approximately $2 million loan which was previously provided. Furthermore, should the transaction not close due to the failure of FameWave to finalize the clinical collaboration agreement, or the failure of certain other closing conditions to be fulfilled by the current shareholders of FameWave, then the Company will be entitled to 100% of FameWave in return for the approximately $2 million loan which was previously provided

D.	During March 2019, the board of directors of the Company approved the grant of 3,132,895 options to directors, employees and consultants, exercisable to 3,132,895 ordinary shares with no par value of the Company, out of which 2,086,529 options to be granted to directors are subject to shareholders’ approval.