Form 20-F
period 2019-12-31
Kitov Pharma Ltd.
filed 2020-03-23
CIK 1614744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of class	Trading Symbols	Name of each exchange on which registered

American Depositary Shares, each representing 1 Ordinary Share (1)	KTOV	NASDAQ Capital Market
Ordinary Shares, no par value (2)	KTOVW	N/A
Warrants to purchase our American Depositary Shares		NASDAQ Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,564,449 Ordinary Shares, no par value (including 1 share held in treasury)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐    No ☒

i

Unless the context otherwise indicates or requires, all references to:

●	the terms “Registrant,” “Company,” “we,” “us,” “our,” and similar designations refer to Kitov Pharma Ltd., together with (i) its now dissolved wholly owned subsidiary, Kitov Pharmaceuticals Ltd., (ii) its majority owned subsidiary, TyrNovo Ltd., and, (iii) its wholly owned subsidiary, FameWave Ltd., except where otherwise stated or where it is clear that the terms mean only Kitov Pharma Ltd. exclusive of any subsidiaries,

●	“Kitov” refer to the Registrant, together with its now dissolved wholly owned subsidiary, Kitov Pharmaceuticals, until completion of the merger between the Registrant and Kitov Pharmaceuticals in December 2017, pursuant to which Kitov Pharmaceuticals merged with and into the Registrant, with the Registrant remaining as the surviving entity,

●	“Kitov Pharma” refer to the Registrant, exclusive of its subsidiaries,

●	“TyrNovo” refers to TyrNovo Ltd., the majority owned subsidiary of Kitov Pharma,

●	“FameWave” refers to FameWave Ltd., the wholly owned subsidiary of Kitov Pharma,

●	the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States of America,

●	the terms “Euro” or “€” refer to the Euro, the lawful currency of the European Union member states,

●	“ordinary shares,” “our shares” and similar expressions refer to the Registrant’s Ordinary Shares, no par value per share,

●	“ADSs” refer to the Registrant’s American Depositary Shares,

●	“public warrants” or “Series A warrants” refer to the Registrant’s warrants listed on The NASDAQ Capital Market under the symbol KTOVW,

●	the “Companies Law” refer to Israel’s Companies Law, 5759-1999, as amended,

●	the “SEC” refer to the United States Securities and Exchange Commission, and

●	“NASDAQ” refer to The NASDAQ Capital Market, except where otherwise stated or where it is clear that the term means any of the NASDAQ exchanges.

●	the “TASE” refer to the Tel Aviv Stock Exchange.

Glossary of Industry Terms

Additionally, for convenience, the following terms used in this Annual Report on Form 20-F are defined as follows:

“API”	Active Pharmaceutical Ingredient – any substance or mixture of substances intended to be used in the manufacture of a drug product and that, when used in the production of a drug product, becomes one active ingredient in the drug product.

“approved product”	A product that has been approved for commercialization by a regulatory authority.

“CMC”	Chemistry Manufacturing and Controls – The methods by which a drug substance and product are synthesized, purified, assayed, and packaged.

“cGMP”	Current Good Manufacturing Practice – minimum requirements of the FDA and other regulatory authorities for the methods, facilities, and controls used in the manufacturing, processing, and packing of a drug product that is intended for human use to ensure that the product is safe for use and has the ingredients and strength that it claims to have.

“EGFR”	Epidermal Growth Factor Receptor (EGFR; ErbB-1; HER1 in humans) is a transmembrane protein that is a receptor for members of the epidermal growth factor family (EGF family) of extracellular protein ligands.

“Clinical”	Pertaining to human studies.

“Drug Product”	For the purposes of this disclosure – a drug product that has been approved by the FDA for marketing and sales within the United States.

“FDA”	United States Food and Drug Administration.

“Formulation”	All the active and inactive materials contained in a final medical product.

“Generic Product”	A product developed by others than the original innovator, yet contains the same active substance as the original product both qualitatively and quantitatively. Limits of the difference from the original product within which the product may be recognized by the regulations as generic are determined separately for each product by the related regulatory authorities during the approval process. Regulatory recognition of a product as a generic product is performed through the majority of approval procedures adapted to this type of product, which differ from the approval procedures applied to a new chemical entity (NCE).

“IND”	Investigational New Dug (Application) – an application to test an experimental drug in human beings and that requires clearance by the FDA for clinical trials to be initiated.

“MAPK”	A mitogen-activated protein kinase (MAPK or MAP kinase) is a type of protein kinase that is specific to the amino acids serine, threonine, and tyrosine.

“mTOR”	A class of drugs that inhibit the mechanistic target of rapamycin (mTOR), which is a serine/threonine-specific protein kinase that belongs to the family of phosphatidylinositol- 3 kinase.

“NCE”	New Chemical Entity - a drug that contains no active moiety that has been approved by the FDA in any other application submitted under section 505(b) of the Federal Food, Drug, and Cosmetic Act.

“NDA”	New Drug Application - an application submitted to the FDA to approve marketing a new drug.

“PDX”	An animal model in which patient-derived tumor tissue at low passage are implanted in animals, used to conserve original tumor characteristics and to provide relevant predictive insights into clinical outcomes when evaluating new cancer therapies.

“Preclinical”	Drug development studies performed outside of a human living organism or cell, using living cells, or appropriate animal models. The studies begin before trials in humans and assess safety, toxicity, and efficacy. Since drug development is dynamic, Preclinical studies are performed throughout the drug development lifecycle.

“Pharmacokinetics” “PK”	The study of the absorption, distribution, metabolism and excretion of a drug from the body; the pharmacokinetic indices provide, among other things, information on the extent and time of the patient’s exposure to the material. It is the study of how the body affects the drug.

“therapeutic candidate”	A product that is undergoing development, preclinical trials, clinical trials and/or has a pending NDA in review by the FDA or similar marketing application being reviewed by a foreign regulatory authority but has not been approved for commercialization.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, as well as the extent and number of additional studies that we may be required to conduct;

●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	our ability to successfully meet our post marketing commitments to FDA for Consensi™ and to obtain approvals for marketing of Consensi™ in other territories than the U.S.;

●	a delay or rejection of an IND, NDA or BLA for one or more of our therapeutic candidates;

●	our ability to regain and maintain compliance with the NASDAQ listing standards;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate including the impact of any change in regulation and legislation that could affect the pharmaceutical industry, and the difficulty of predicting actions of the FDA or any other applicable regulator of pharmaceutical products;

●	the research, manufacturing, preclinical and clinical development, commercialization, and market acceptance of our therapeutic candidates;

●	our ability to successfully acquire, develop or commercialize our pharmaceutical products;

●	the ability of our commercialization partners to successfully achieve substantial sales for our drug products;

●	our ability to establish and maintain corporate collaborations;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business and therapeutic candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	the impact of competitive companies, technologies and our industry; and

●	the impact of the public health, political and security situation in Israel, the U.S. and other countries in which we may obtain approvals for our products or our business.

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

The selected consolidated statements of operations for the three years ended December 31, 2019, 2018, and 2017, and our selected consolidated statements of financial position as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2016 and 2015, and the selected consolidated statements of financial position data as of December 31, 2017, 2016 and 2015, have been derived from Kitov’s audited consolidated financial statements not included in this Annual Report on Form 20-F. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with the section of this Annual Report on Form 20-F entitled “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F.

		Year Ended December 31,
	2019	2018	2017	2016	2015
		(U.S. Dollars in thousands, except per share and weighted average shares data)
Statement of Operations:
Revenues	1,000	1,000	100	-	-
Research and development expenses	2,674	5,268	4,640	4,180	2,560
General and administrative expenses	6,078	5,195	6,397	3,003	1,509
Reimbursement of legal fees	(596)	(743)	-	-	-
Other expenses (income)	-	(894)	1,029	-	-

Operating loss	7,156	7,826	11,966	7,183	4,069
Financing expense (income), net	(1,479)	(2,257)	947	4,942	133
Tax expenses	216
Loss for the year	5,893	5,569	12,913	12,125	4,202
Loss attributable to:
Owners of the Company	5,850	5,200	12,177	12,125	4,202
Non - Controlling interests	43	369	736

Loss per ordinary share:(1)
Basic and diluted	(0.30)	(0.39)	*(1.37)	*(2.11)	*(4.36)

Weighted average number of ordinary shares used in computing basic and diluted loss per share (in thousands):	19,368	14,205	*9,457	*5,756	*963

(1)	Basic loss per ordinary share is calculated by dividing the loss attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. There are no differences between basic and diluted loss per ordinary share since there are no dilutive potential ordinary shares.

*	Unless otherwise indicated, all information contained in this Annual Report on Form 20-F gives retrospective effect to:

(i) a consolidation of Kitov Pharma’s share capital at a ratio of 1:20, which was effected on January 4, 2019, or the 2019 Consolidation, so that: (A) each 20 ordinary shares of Kitov Pharma were consolidated into one ordinary share of Kitov Pharma and (B) each 20 Kitov Pharma’s options (tradable and non-tradable) exercisable into ordinary shares outstanding immediately prior to the 2019 Consolidation were consolidated into one option exercisable into one ordinary share of Kitov Pharma at an exercise price equal to the pre-2019 Consolidation exercise price multiplied by 20.

	As of December 31,
	2019	2018	2017		2016	2015
	(U.S. Dollars, in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	4,385	5,163	3,947		6,758	10,558
Working capital (*)	4,756	5,200	4,010	(**)	13,625	9,606
Total assets	14,718	14,723	14,183		14,914	10,812
Total liabilities	(3,859)	(3,719)	(5,495	)(**)	(1,529)	(1,383)
Accumulated loss	(49,522)	(43,672)	(38,472	)(**)	(26,200)	(14,054)
Total equity	10,859	11,004	8,688	(**)	13,385	9,429

(*)	Working capital is defined as current assets less current liabilities

Adjusted operating loss

	As of December 31,
	2019	2018	2017	2016	2015
	(U.S. Dollars, in thousands)
Operating loss for the year	7,156	7,826	11,966	7,183	4,069
Less ESOP expenses	(1,273)	(773)	(2,308)	(400)	(59)
Adjusted Operating Loss	5,883	7,053	9,658	6,783	4,010

Adjusted operating loss is defined as operating loss, plus non-cash share-based compensation expenses. Our management believes that excluding non-cash charges related to share-based compensation provides useful information to investors because of its non-cash nature, varying available valuation methodologies among companies and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance, which may obscure trends in our core operating performance. We present adjusted operating loss because we use this non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes this non-IFRS financial measure is useful to investors because: (1) it allows for greater transparency with respect to key metrics used by management in its financial and operational decision-making; and (2) it exclude the impact of non-cash item that is not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the item described above, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described above. Accordingly, unless otherwise stated, the exclusion of this and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. Adjusted operating loss is not a recognized term under IFRS and do not purport to be an alternative to IFRS net operating loss as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted operating loss may not be comparable to other similarly titled measures of other companies.

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

We are a pharmaceutical company, and we are focused on the development and commercialization of innovative pharmaceutical drugs. We have one FDA-approved drug, Consensi™ for which we have entered into commercialization agreements with respect to the United States and in several territories in Asia (subject to regulatory approval in such territories) but we have not commenced drug sales in such territories. Additionally, we currently have two oncology therapeutic candidates, NT219 and CM-24. NT219 is in the preclinical development stage, and CM-24 has previously had a Phase 1 clinical trial. Neither has been approved for marketing and they are not being sold, marketed or commercialized. Each will require preclinical and/or clinical trials or other testing before we can obtain regulatory approval, if we are able to obtain regulatory approval at all. We must obtain regulatory approval for NT219, CM-24 or any other therapeutic candidate that we may develop or acquire in the future, before we can sell such therapeutic candidates. We have incurred losses from commencement of our pharmaceutical research and development activities through December 31, 2019 of approximately $49.5 million as a result of research and development activities, clinical trial related activities, investment/acquisition activities, listing for trading and fund raising related activities, selling general administrative and other expenses. We may incur significant additional losses as we continue to focus our resources on advancing NT219, CM-24 or other therapeutic candidates that we may develop or acquire in the future. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop, and obtain the required regulatory approvals for, our oncology therapeutic candidates in the United States and various other territories and then to successfully commercialize our oncology therapeutic candidates; to successfully market and sell our FDA-approved drug Consensi™ in the United States through our U.S. commercialization partner; and to obtain, either by us or by our commercialization partners, the required regulatory approvals in various territories other than the United States and then commercialize and sell Consensi™ in such other territories. We may be unable to achieve any or all of these goals with regard to NT219, CM-24 or any other therapeutic candidates that we may develop in the future and our FDA-approved drug Consensi™. As a result, we may never be profitable or achieve significant or sustained revenues.

Our limited operating history as a pharmaceutical research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of products for our revenue, which could impair our ability to achieve profitability

We have a limited operating history as a pharmaceutical research and development company, and our operations to date have been limited primarily to developing, gaining regulatory approval, and commercializing Consensi™; developing our NT219 and CM-24 therapeutic candidates; research and development; raising capital; and recruiting scientific and management personnel and third party partners. Though we have plans for the development of additional therapeutic candidate products, to date, the only revenue we have received has been the initial milestone payments in connection with commercialization agreements for Consensi™. We have not yet demonstrated an ability to successfully sell our FDA-approved drug, Consensi™, which was approved on May 31, 2018. We have not yet demonstrated an ability to commercialize or obtain regulatory approval for our NT219 and CM-24 therapeutic candidates. Our future growth and success depend upon the successful commercialization of Consensi™ and our oncology therapeutic candidates.  If we are unable to achieve increased commercial acceptance of our products, obtain regulatory clearances or approvals for our therapeutic candidates and future products, or experience a decrease in the utilization of our products, our revenue would be adversely affected. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development or commercialize our therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

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

Our business presently generates limited revenues, and we plan to continue expending substantial funds in research and development, including CMC, preclinical and clinical trials of our NT219 and CM-24 therapeutic candidates, and for manufacturing of our FDA-approved drug Consensi™. We plan to fund our future operations through commercialization and out-licensing of our products and therapeutic candidates and by either debt or equity financing. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of the therapeutic candidates, as well as the inherent business risks associated with our company and present and future market conditions. In addition, global and local economic and geopolitical conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs related to our therapeutic candidates, any of which may have a material adverse effect on our business, financial condition and results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

Our long term capital requirements are uncertain and subject to numerous risks.

We estimate that so long as no significant revenues are generated from our oncology therapeutic candidates and our FDA-approved drug Consensi™, we will need to raise substantial additional funds to develop and/or commercialize our therapeutic candidates and to acquire or in-license any additional therapeutic candidates, as our current cash and short-term investments are not sufficient to complete the research and development of our therapeutic candidates in their current phase of development and any additional therapeutic candidates that we may acquire, in-license or develop in the future, and to fund our related expenses. Our long term capital requirements are expected to depend on many potential factors, including, among others:

●	the regulatory path of our oncology therapeutic candidates or any other therapeutic candidates that we may develop in the future;

●	our ability to successfully complete the required CMC development for our oncology therapeutic candidates or any other therapeutic candidates that we may develop in the future;

●	our ability to successfully commercialize our oncology therapeutic candidates, or any other therapeutic candidates that we may develop in the future, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the ability of our U.S. partner to successfully launch and commercialize Consensi™;

●	our ability to successfully meet our post marketing commitments to FDA for Consensi™ and to obtain approvals for marketing of Consensi™ in other territories than the U.S.;

●	the progress, success and cost of our preclinical and/or clinical trials and research and development programs;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our oncology therapeutic candidates or any other therapeutic candidates that we may develop in the future and addressing regulatory and other issues that may arise post-approval for such oncology therapeutic candidates or from commercializing Consensi™;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims;

●	the costs of developing and maintaining our third parties’ cGMP commercial manufacturing standards and our sales, marketing and distribution channels;

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated;

●	our ability to obtain recommendations and publish studies regarding the efficacy and/or safety of our approved products, or our oncology therapeutic candidates or any other therapeutic candidates that we may develop in the future that may be published by government agencies, professional organizations, academic or medical journals or other key opinion leaders;

●	patient acceptance of and demand for Consensi™;

●	sufficient coverage and reimbursement by third-party payers; and

●	maintaining FDA marketing approval of Consensi™.

If we are unable to obtain approval, commercialize or out-license our oncology therapeutic candidates, or any other therapeutic candidates that we may acquire, in-license or develop in the future; maintain approval; or obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidates, which may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Business and Regulatory Matters

If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.

Although we recently entered into an exclusive marketing and distribution agreement with respect to the commercialization of Consensi™ in the U.S. market, to date, we have not marketed, distributed or sold any therapeutic candidate or drug product. In addition to that agreement, we have entered into only two other out-licensing agreements for marketing, manufacturing and distribution of Consensi™ in South Korea and China, which are dependent upon achieving regulatory clearance or approval for Consensi™ in each of those respective countries. Our oncology therapeutic candidates are each subject to extensive governmental laws, regulations and guidelines relating to development, preclinical and clinical trials, manufacturing and commercialization of drugs. We may not be able to obtain regulatory approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory approvals will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We also are, and will be, subject to numerous regulatory requirements from both the FDA and foreign state agencies that govern the conduct of preclinical and clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. Moreover, approval by one regulatory authority does not ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing requirements for our therapeutic candidates than other jurisdictions. For example, even though the FDA has granted its approval to market Consensi™ for certain indications of use, the South Korean and/or the Chinese regulatory authorities may impose additional requirements or place other limitations on the indications for use in such countries, before our licensee and distributors in such countries may commence manufacturing and selling Consensi™. Additionally, the FDA or other foreign regulatory bodies may change their approval policies or adopt new laws, regulations or guidelines in a manner that delays or impairs our ability to obtain the necessary regulatory approvals to commercialize our therapeutic candidates.

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

In connection with the CMC, preclinical studies and clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks, including but not limited to:

●	delays in manufacturing the drug substance and drug product for preclinical studies and clinical trials;

●	delays in manufacturing the drug substance and drug product following NDA or BLA approval, if we receive such approval at all;

●	delays in securing clinical investigators or trial sites for clinical trials that must be completed for us to obtain any approval that we seek;

●	delays in receiving import or other government approvals to ensure appropriate drug supply;

●	delays in obtaining institutional review board (human ethics committee) and other regulatory approvals to commence a clinical trial;

●	negative or inconclusive results from preclinical and/or clinical trials;

●	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies and may not approve initiation of certain clinical trials;

●	failure to manufacture our drug product, to maintain the drug product, or contamination to our drug product;

●	an inability to monitor patients adequately during or after treatment;

●	problems with investigator or patient compliance with the trial protocols;

●	a therapeutic candidate may not prove safe or efficacious;

●	there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;

●	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

●	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;

●	the results will leave only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

●	the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates; and

●	changes to the current regulatory requirements related to clinical trials which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory approvals.

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

If we do not establish collaborations for our oncology therapeutic candidates or any other therapeutic candidates that we may develop in the future, or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans.

Our drug development programs, including our commercialization of Consensi™ and the potential commercialization of our oncology therapeutic candidates, or any other therapeutic candidates that we may develop in the future, will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of our therapeutic candidates, in some or all jurisdictions. While we have entered into an exclusive marketing and distribution agreement with respect to the commercialization of Consensi™ in the U.S. and market and out-licensing agreements for marketing, manufacturing and distribution of Consensi™ in South Korea and China, we may not be successful in collaborations with other third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into or maintain development or commercialization agreements with respect to the development, marketing and commercialization of our therapeutic candidates or Consensi™ in foreign jurisdictions where we do not have approval for commercialization, or any other therapeutic candidates that we may develop in the future or failure to develop, market and commercialize such therapeutic candidates; or failure to market and commercialize our Consensi™ drug product in the U.S. market will have an adverse effect on our business, financial condition and results of operation.

Any collaborative arrangements that we establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development, manufacturing and commercialization of our Consensi™ drug product, our oncology therapeutic candidates or any other therapeutic candidates that we may develop in the future, outside our control, and may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Our collaborative arrangements require us to rely on external consultants, advisors, and experts for assistance in several key functions, including preclinical and clinical development, manufacturing, regulatory, market research, and intellectual property. We do not control these third parties, but we rely on them to achieve results, which may be significant to us. Additionally, we are responsible for any quality or regulatory issue that a collaborator may have that affects one or more of our therapeutic candidates. Relying upon collaborative arrangements to develop and/or commercialize our Consensi™ drug product, our oncology therapeutic candidates or any other therapeutic candidates that we may develop in the future subjects us to a number of risks, including:

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

Our current business model is based largely upon the development and commercialization of new combination products and new drug candidates that have mostly not yet been administered to humans. Unexpected difficulties or delays in successfully developing or commercializing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations.

We are currently focused on combination products and drug candidates that have mostly not yet been administered to humans. Consensi™ has the combination of APIs celecoxib and amlodipine besylate that had not previously been combined into one FDA-approved drug product or used at all in a clinical setting outside the scope of the clinical trials before we obtained FDA-approval to commercialize Consensi™ on May 31, 2018. We cannot guarantee that Consensi™ will be safe and efficacious when administered outside of a clinical trial setting. In addition, we cannot be certain that the market will consider our Consensi™ drug product to be superior to the current gold standard of care or to treatment with the separate drug components rather than in combination.

The previous owners of the CM-24 conducted the first human clinical trials for this therapeutic candidate, which were initiated in 2015, and discontinued in 2017. Our NT219 therapeutic candidate has never been used in a clinical setting. We cannot be certain whether NT219 or CM-24 will be safe and efficacious when used in either monotherapy settings or in combination with other known cancer treatments.

In addition, we cannot be certain that the FDA or any foreign regulatory body will consider our oncology therapeutic candidates, whether alone or combined with a particular cancer treatment, or any other therapeutic candidate that we may develop or acquire in the future to be superior to the current gold standard of care. Any delays in perfecting the combination, the production of the combination, or in market acceptance of the combination or new drug candidates could have an adverse effect on our business, financial condition and results of operations.

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

To date, we believe our contract manufacturing organizations, contract research organizations and other third party entities that support our manufacturing, preclinical or clinical practices with which we are working have generally performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not meet our deadlines or we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, finding replacements may result in a delay of clinical trials, meeting post marketing commitments to the FDA and/or commercialization of products and additional costs. Accordingly, we may be delayed in obtaining regulatory approvals for our oncology therapeutic candidate or any therapeutic candidate that we may develop in the future and we may be delayed in our efforts to successfully commercialize such therapeutic candidates for targeted diseases or fail to maintain marketing authorization to our drug products.

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

We do not currently own or operate manufacturing facilities, and we rely, and expect to continue to rely, on third parties to manufacture preclinical, clinical and commercial quantities of our oncology therapeutic candidates or any other therapeutic candidate that we may develop in the future. Our reliance on third parties includes our reliance on them for quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the manufacture of our oncology therapeutic candidates or any other therapeutic candidate that we may develop in the future may adversely affect our future profit margins, if any, and our ability to develop such therapeutic candidates and commercialize any such therapeutic candidates on a timely and competitive basis.

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

We currently do not manufacture any API ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs that are used to formulate our Consensi™ drug product and our oncology therapeutic candidates. While there are many potential API manufacturers and suppliers in the market, if these manufacturers or suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, or the current or future demand of the public, if any, we could experience delays in conducting additional clinical trials of our Consensi™ drug product, NT219 and CM-24 and incur additional costs.

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

If we are not able to find stable, reliable manufacturers or suppliers of our APIs, we may not be able to produce enough supplies of our Consensi™ drug product to meet the current or future demands of the public, or produce enough supplies of our oncology therapeutic candidates to meet our needs for further development and/or to conduct clinical trials, which could affect our business, financial condition and results of operation.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and/or other regulatory agencies for NT219, CM-24 or any other therapeutic candidates we may develop in the future.

To date, our NT219 and CM-24 therapeutic candidates has been manufactured in relatively small quantities by third-party manufacturers. Once our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future is approved for marketing and commercial sale, if at all, we still expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of such approved therapeutic candidates. These manufacturers may not be able successfully to increase the manufacturing capacity for any such therapeutic candidates that may be approved in the future in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable successfully to increase the manufacturing capacity for our oncology therapeutic candidates or any therapeutic candidate that we may develop or acquire in the future, or we are unable to establish alternative manufacturing capabilities and in a timely manner, the commercial launch of any such therapeutic candidates that are approved in the future may be delayed or there may be a shortage in supply.

We anticipate continued reliance on third-party manufacturers to manufacture our Consensi™ drug product at commercial scale to meet the demand in the United States or any foreign jurisdiction in which we may commercialize our Consensi™ drug product in the future.

Before our Consensi™ drug product was approved on May 31, 2018, our third-party manufacturer produced sufficient quantities of Consensi™ for formulation development, PK studies, and the required scale production in support of our NDA package that we submitted to the FDA for the purposes of approving Consensi™ for marketing and commercial sale in the United States. We have recently engaged such a third party supplier for the manufacturing of sufficient quantities of Consensi™ in order to comply with FDA post-marketing approval requirements and at commercial scale in anticipation of the upcoming U.S. launch of Consensi™ by our commercialization partner in the United States. We anticipate that we will continue to rely on our third-party manufacturer to manufacture our Consensi™ drug product at commercial scale under cGMP conditions. Our third party supplier may not be able to successfully increase the manufacturing capacity for our Consensi™ drug product to meet the demand in the United States. Though we can attempt to ensure the availability of suppliers or manufacturers for Consensi™, the number of suppliers with suitable manufacturing capacity and capability is often very limited, and therefore we may be dependent on one or a few such suppliers. Furthermore, any changes to the manufacturing process to increase the manufacturing capacity for Consensi™, including changing or including additional manufacturers, or any other changes with respect to manufacturing may require additional validation studies, which the FDA must review and approve. If third-party manufacturers are unable to successfully increase the manufacturing capacity for Consensi™ or we are unable to establish alternative manufacturing capabilities, our efforts to meet the demand for our Consensi™ drug product in the United States may be delayed or there may be a shortage in supply.

We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities.

We and our third-party contract manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the FDA and other foreign regulatory authorities setting forth cGMPs. These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our Consensi™ drug product and our oncology therapeutic candidates when we initiate their clinical trials. We and our manufacturers may not be able to comply with applicable laws, regulations and guidelines. We and our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the U.S. Our failure, or the failure of our third-party manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates and materially and adversely affect our business, financial condition and results of operations.

Our FDA-approved Consensi™ drug product and our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop in the future, if approved, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose the FDA approval(s) we have obtained (or will obtain, if any), and our business would be seriously harmed.

Our FDA-approved Consensi™ drug product is subject to ongoing post-marketing surveillance programs and regulatory review. In addition, if our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop in the future, receives regulatory approval to commercialize, such therapeutic candidate will be subject to ongoing post-marketing surveillance programs and regulatory review. We and our commercialization partners, as applicable, are subject to ongoing reporting obligations, including pharmacovigilance, or drug safety, and our manufacturing operations, and those of contract manufacturers that we select, will be subject to continuing regulatory review, including inspections by the FDA and other foreign regulatory authorities if a product is approved for commercialization in such foreign jurisdictions. The results of this ongoing review may result in the withdrawal of an approved product from the market, the interruption of manufacturing operations or the imposition of labeling or marketing limitations. In addition, since many more patients are exposed to drugs following their marketing post-approval, unanticipated adverse reactions or serious adverse reactions that were not observed in preclinical and/or clinical trials may be observed during the commercial marketing of a drug product.

As we move forward with commercializing drug products, we may also periodically discuss with the FDA and other regulatory authorities certain clinical, regulatory and manufacturing matters and, our views may, at times, differ from those of the FDA and other regulatory authorities. If we are required to conduct additional clinical trials or other testing of an approved drug product, we may face substantial additional expenses, and/or we have our approval to commercialize a drug product revoked by the FDA or a foreign regulatory body, should we obtain approval to commercialize in such foreign jurisdiction.

In addition, the manufacturer and the facilities that we or our commercialization partners use or may use to manufacture drug products will be subject to periodic and unannounced review and inspection by the FDA and other foreign regulatory authorities. Later discovery of previously unknown problems with a drug product or a therapeutic candidate, the manufacturer or manufacturing process, or failure to comply with our post-approval requirements, rules and regulatory requirements, may result in actions such as:

●	restrictions on such drug product, therapeutic candidate, manufacturer or manufacturing process;

●	Form 483 observations, untitled letters, warning letters from the FDA or other foreign regulatory authorities;

●	withdrawal of the product or therapeutic candidate from the market;

●	suspension or withdrawal of regulatory approvals;

●	refusal to approve pending applications or supplements to approved applications that we or our potential commercialization partners submit;

●	voluntary or mandatory recall;

●	refusal to permit the import or export of our therapeutic candidates;

●	product seizure or detentions;

●	injunctions or the imposition of civil or criminal penalties and fines; or

●	adverse publicity or changes to the drug’s labeling.

The FDA or foreign regulatory authorities’ policies may change, or additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our oncology therapeutic candidates or regulations may be enacted or changed that could hinder our ability to commercialize our Consensi™ drug product. If we, or our current or potential commercialization partners, suppliers, third party contractors or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we or our potential commercialization partners may lose marketing approval for our Consensi™ drug product and/or our oncology therapeutic candidates or any other therapeutic candidate that we may develop in the future that obtain regulatory approval, resulting in decreased or lost revenue from milestones, product sales or royalties and could also result and other civil or criminal sanctions, including fines and penalties.

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

Modifications to our Consensi™ drug product or to our oncology therapeutic candidates or any other therapeutic candidate(s) that we may acquire or develop in the future, if approved, will likely require new regulatory approvals before we may continue marketing such product or may require us, or our current or potential development and commercialization partners, as applicable, to recall or cease marketing our Consensi™ drug product or such therapeutic candidates until approvals are obtained.

Modifications to our Consensi™ drug product, our oncology therapeutic candidates or any other therapeutic candidate(s) that we may acquire or develop in the future, after they have been approved for marketing, if at all, may require new regulatory approvals, and may result in the recall or suspension of marketing of the product until clearances or approvals of the modified product are obtained. The FDA and other foreign regulatory authorities require manufacturers of approved drugs to make and document a determination of whether or not a modification requires a Prior Approval Supplement, a Changes Being Effected in 30 Days Supplement, or a report in the subsequent Annual Report depending on the impact of the change to the identity, strength, quality, purity, or potency of the approved drug product. A manufacturer may determine in conformity with applicable laws, regulations and guidelines that a modification may be implemented without approval of a Prior Approval Supplement by the FDA or a similar supplement submitted to other foreign regulatory authorities; however, the FDA or other foreign regulatory authorities may disagree with the manufacturer’s decision. The FDA or other foreign regulatory authorities may also on their own initiative determine that an approval is required before commencing commercialization of the modified drug product. If the FDA or other foreign regulatory authorities require an approval of any drug product for which we or our current or potential development and commercialization partners previously received marketing approval, we or our current or potential development and commercialization partners may be required to recall such drug product and to stop marketing the drug product as modified, which could require us or our current or potential development and commercialization partners to redesign the therapeutic candidate and cause a material adverse effect on our business, financial condition and results of operations.

CM-24 and NT219 may encounter substantial delays in its clinical trials or may not be able to conduct its trials on the timelines it expects.

 Clinical testing is expensive, time-consuming, and subject to uncertainty. We cannot guarantee that any CM-24 and/or NT219 clinical studies will be conducted as planned or completed on schedule, if at all. We intend to resume clinical testing of CM-24 and initiate clinical testing for NT219 but issues may yet arise that could delay or prevent future clinical trials. A failure of one or more clinical studies can occur at any stage of testing, and CM-24’s or NT219’s future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on study design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

●	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical study site;

●	the departure of a principal investigator from a clinical site, which could cause delays in conducting the clinical trial at a particular clinical site;

●	imposition of a temporary or permanent clinical hold by regulatory agencies;

●	delays in recruiting suitable patients to participate in NT219’s or CM-24’s clinical studies;

●	failure by us or our CROs, or third parties, to adhere to clinical study requirements;

●	failure to perform in accordance with the FDA’s current good clinical practices, or cGCPs, requirements, or applicable regulatory guidelines in other countries;

●	patients dropping out of a study;

●	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

●	the cost of clinical studies of CM-24 and NT219 being greater than we anticipates;

●	clinical studies of CM-24 and/or NT219 producing negative or inconclusive results, which may result in us deciding, or regulators requiring, conduct of additional clinical studies or abandon product development programs;

●	delays in manufacturing, testing, release, validating, or import/export of sufficient stable quantities of CM-24 and/or NT219 for use in clinical studies or the inability to do any of the foregoing, including any quality issues associated with contract manufacturers.

There is also an as of yet unknown impact of the Coronavirus (COVID-19) pandemic on the conduct of clinical trials of investigational therapeutic candidates, and any challenges which may arise, for example, from quarantines, site closures, travel limitations, interruptions to the supply chain for our therapeutic candidates, or other considerations if site personnel or trial subjects become infected with COVID-19, which may lead to difficulties in meeting protocol-specified procedures, including administering or using the therapeutic candidate or adhering to protocol-mandated visits and laboratory/diagnostic testing, unavoidable protocol deviations due to COVID-19 illness and/or COVID-19 control measures, which will likely vary depending on many factors, including the nature of disease under study, the trial design, and in what region(s) the study is being conducted.

We also may conduct clinical research in collaboration with other biotechnology and biologics entities in which we combine CM-24 and/or NT219 with the technologies of such collaborators. Such collaborations may be subject to additional delays because of the management of the trials or the necessity of obtaining additional approvals for therapeutics used in the combination trials. These combination therapies will require additional testing and clinical trials will require additional FDA regulatory approval and will increase our future expenses.

Any inability to successfully complete clinical development could result in additional costs to us or impair our ability to generate revenue from our acquisition of CM-24. In addition, if we make manufacturing or formulation changes to CM-24, we may be required, or may elect, to conduct additional studies to bridge the modified therapeutic candidates to earlier versions. Clinical study delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to commercialize these therapeutic candidates successfully and may harm our business and the results of our operations.

 It may take longer and cost more to complete CM-24 and/or NT219 clinical trials than initially projected, or we may not be able to complete them at all.

A number of factors, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria, may cause significant delays in clinical studies. We may not commence or complete clinical trials involving any of our products as projected or may not conduct them successfully.

We may experience difficulties in patient enrollment in our future clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. In addition, our clinical trials will compete with other clinical trials for therapeutic candidates that are in the same therapeutic areas as our therapeutic candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Accordingly, we cannot guarantee that the trials will progress as planned or as scheduled. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our ongoing clinical trial and planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our therapeutic candidates.

We expect to rely on medical institutions, academic institutions, or clinical research organizations to conduct, supervise, or monitor some or all aspects of clinical trials involving our products. If we fail to commence or complete, or experience delays in, any of its planned clinical trials, we may experience delays in its clinical development and/or commercialization plans.

Our clinical trials may fail to demonstrate adequately the safety and efficacy of our therapeutic candidates, which would prevent or delay regulatory approval and commercialization.

The clinical trials of our therapeutic candidates are, and the manufacturing and marketing of its products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market its therapeutic candidates. Before obtaining regulatory approvals for the commercial sale of any of our therapeutic candidates, we must demonstrate through lengthy, complex, and expensive preclinical testing and clinical trials that its therapeutic candidates are both safe and effective for use in each target indication. In particular, because some of our therapeutic candidates are subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, response rates from the use of our therapeutic candidates may not be sufficient to obtain regulatory approval unless we can also show an adequate duration of response. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our therapeutic candidates may not be predictive of the results of later-stage clinical trials. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another. We expect that there may be greater variability in results for products processed and administered on a patient-by-patient basis, as anticipated for our therapeutic candidates, than for “off-the-shelf” products, like many other drugs. There is typically an extremely high rate of attrition from the failure of therapeutic candidates proceeding through clinical trials. Therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most therapeutic candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

In addition, even if such trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submits its therapeutic candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of its therapeutic candidates.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

●	the size and nature of the patient population;

●	the patient eligibility criteria defined in the protocol;

●	the size of the study population required for analysis of the trial’s endpoints;

●	the proximity of patients to trial sites;

●	the design of the trial;

●	Our ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	competing clinical trials for similar therapies or other new therapeutics;

●	clinicians’ and patients’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

●	Our ability to obtain and maintain patient consents; and

●	the risk that patients enrolled in clinical trials will not complete a clinical trial.

Even if we can enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of its therapeutic candidates.

We will depend on a joint collaboration partner to conduct clinical trials with CM-24, and we may enter into future collaboration agreements with collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell the CM-24 or other therapeutic candidates. If such collaboration fails to perform as expected, our clinical trials and/or development plans will be delayed and we will be required to seek other collaboration partners, which we may not be able to engage in a timely manner, or at all, and which may delay our development plan and therefore the potential for us to generate future revenue from our therapeutic candidates would be significantly reduced and our business would be significantly harmed.

We has entered into a joint clinical collaboration agreement, with Bristol Myers Squibb Company (NYSE:BMY), for a planned Phase 1/2 study of CM-24 in combination with a PD-1 antibody nivolumab (Opdivo®). We expect to initiate that study in late 2020. We, and may in the future continue to, rely on our collaboration partners to develop, conduct clinical trials of, and commercialize its therapeutic candidates and approved products. We may also enter into collaboration agreements with other parties in the future relating to such therapeutic candidates. Ultimately, if such therapeutic candidates are advanced through clinical trials, certain of the collaboration partners may have certain rights in connection with the commercialization of the therapeutic candidate, such as rights of first offer to be responsible for commercialization of these therapeutic candidates. If these collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if the agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our therapeutic candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such therapeutic candidates and seek replacement collaboration and/or development partners. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to generate future revenue from such therapeutic candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

Collaborations involving our therapeutic candidates pose a number of risks, including the following:

●	collaboration partners have significant discretion in determining the efforts and resources that they will apply to these partnerships;

●	collaboration partners may have limited supply of products, such as a PD-1 antibody, which we require for the development of its therapeutic candidates;

●	collaboration partners may not perform their obligations as expected;

●	collaboration partners may not pursue development of our therapeutic candidates or may elect not to continue or renew development programs, based on clinical trial results, changes in the collaboration partners' strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

●	collaboration partners may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

●	collaboration partners may have or could independently develop, or develop with third parties, products that compete directly or indirectly with our out-licensed therapeutic candidates;

●	disagreements with collaboration partners, including disagreements over proprietary rights, contract interpretation or the conduct of product research, development or commercialization programs, may cause delays or lead to termination of such programs, or require us to assume unplanned expenditures, responsibilities or liabilities with respect to therapeutic candidates we have out licensed, or may result in costly and time-consuming litigation or arbitration;

●	collaboration partners may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

●	collaboration agreements may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable therapeutic candidates.

In addition, collaboration agreements may provide the collaboration partners with rights to terminate such agreements and licenses granted under such agreements under various conditions, which, if exercised, would adversely affect our product development efforts, could make it difficult for us to attract new collaboration partners and may adversely affect our reputation. A collaboration partner may have the right to terminate its collaboration agreements. Any such termination of any agreement or any future agreement that we may enter into with collaboration partners could have a material adverse effect on our business, financial position and results of operations.

Our drug candidates may cause undesirable side effects or have other properties that could halt clinical development, prevent regulatory approval, limit commercial potential, or result in significant negative consequences.

Undesirable side effects or adverse events caused by our drug candidates, or related to the combination therapies, could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

If unacceptable toxicities arise in the development of our drug candidates, the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of its therapeutic candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Any of these occurrences may harm our business, financial condition and prospects significantly.

The manufacture of our drug candidates is complex, and we may encounter difficulties in production, particularly with respect to process development or scaling-up of our manufacturing capabilities. If we, or any of our third-party manufacturers encounter such difficulties, our ability to supply drugs for clinical trials, or its products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

CM-24 is a biologic, and the process of manufacturing such is complex, highly regulated and subject to multiple risks. The manufacture of CM-24 involves complex processes, and ultimately infusing the product into a patient. As a result of the complexities, the cost to manufacture biologics is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions.

Developing commercially viable processes is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-out, process reproducibility, stability issues, lot consistency, and timely availability of raw materials. As a result of these challenges, we may experience delays in CM-24’s clinical development and/or commercialization plans. We may ultimately be unable to reduce the cost of goods for CM-24 to levels that will allow for an attractive return on investment if and when those therapeutic candidates are commercialized.

Because CM-24 and NT219 represent a novel approach to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of CM-24 and NT219.

There is no assurance that the approaches offered by CM-24 and NT219 will gain broad acceptance among physicians or patients or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed therapeutic candidates. Since CM-24 and NT219 represents new approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these therapeutic candidates. Accordingly, we may spend large amounts of money trying to obtain approval for therapeutic candidates that have an uncertain commercial market. The market for any products that we may successfully develop utilizing CM-24 or NT219 will also depend on the cost of the product. We do not yet have sufficient information to reliably estimate what it will cost to commercially manufacture CM-24 and NT219, and the actual cost to manufacture these products could materially and adversely affect the commercial viability of these products. Our goal is to reduce the cost of manufacturing CM-24 and NT219. However, unless we are able to reduce those costs to an acceptable amount, we may never be able to develop a commercially viable product. If we do not successfully develop and commercialize CM-24 and NT219 based upon this approach, or find suitable and economical sources for materials used in the production of these therapeutic candidates, the CM-24 and Nt219 therapeutic candidate will not become profitable.

The CM-24 and NT219 therapeutic candidates may be provided to patients in combination with other agents provided by third parties. The cost of such combination therapy may increase the overall cost of CM-24 and NT219 based therapy and may result in issues regarding the allocation of reimbursements between our therapeutic candidates and the other agents, all of which may adversely affect the ability to obtain reimbursement coverage for the combination therapy from third-party medical insurers.

If we fail to comply with any obligations under our license agreements, or disputes arise with respect to those agreements, it could have a negative impact on its business and its intellectual property rights.

We are a party to a license agreement with Tel Hashomer – Medical Research Infrastructure and Services Ltd. (“THM”) that imposes, and we may enter into additional licensing arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on it. Our rights to use the licensed intellectual property are subject to the continuation of and our compliance with the terms of these agreements. Disputes may arise regarding our rights to intellectual property licensed to it from a third party, including but not limited to:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	the sublicensing of patent and other rights;

●	Ours diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	the ownership of inventions and know-how resulting from the creation or use of intellectual property by us, alone or with its licensors and collaborators;

●	the scope and duration of our payment obligations;

●	Our rights upon termination of such agreement; and

●	the scope and duration of exclusivity obligations of each party to the agreement.

If disputes over intellectual property and other rights that hawse have licensed or acquired from third parties prevent or impair its ability to maintain its current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected therapeutic candidates. If we fail to comply with its obligations under current or future licensing agreements, these agreements may be terminated or the scope of our rights under them may be reduced and we might be unable to develop, manufacture or market any product that is licensed under these agreements.

Our shareholders may not realize a benefit from our acquisitions of therapeutic candidates commensurate with the ownership dilution they experienced in connection with the transactions.

If we are unable to realize the strategic and financial benefits currently anticipated from an acquisition, our shareholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Due to the substantial number of the ADSs (including ADSs issuable upon exercise of the warrants to purchase ADSs) which were issued to shareholders in the acquisitions and the private placements we completed and may complete in the future in order to acquire our therapeutic candidates, the ownership stake and relative voting power of each ordinary share held by our previous shareholders was and may in the future be significantly reduced. However, significant management attention and resources will be required to integrate and operate the combined company. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and price of our ordinary shares and/or ADSs following this acquisition. Even if the combined company is able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation, and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

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

We own the rights to FDA-approved drug Consensi™ which we acquired as a therapeutic candidate in 2013, our NT219 therapeutic candidate which we acquired in 2017, and our CM-24 therapeutic candidate which we acquired in 2020, each of which was acquired by us from a third party. We evaluate internally and with external consultants each potential therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently select therapeutic candidates that have the highest likelihood to achieve commercial success.

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

We license rights to our NT219 therapeutic candidate from Yissum Research and Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”), the technology transfer company of the Hebrew University of Jerusalem, pursuant to a license agreement. If we do not meet our obligations under this license agreement, or if other events occur that are not within our control we could lose the rights to our NT219 therapeutic candidate, experience delays in developing or commercializing our NT219 therapeutic candidate or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

We operate our business in multiple international jurisdictions. Such operations could be affected by changes in foreign exchange rates, capital and exchange controls, travel restrictions, public health restrictions, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to, our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect our business.

The recent coronavirus outbreak may adversely affect our revenues, results of operations and financial condition.

In December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and has reached multiple other countries, resulting in government-imposed quarantines, travel restrictions and other public health safety measures in China, the USA, Israel, and other affected countries. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of the Coronavirus, which could have an adverse effect on the global markets and its economy, including on the availability and pricing of employees, resources, materials, manufacturing and delivery efforts and other aspects of the global economy.

The impact of the Coronavirus (COVID-19) pandemic on the conduct of clinical trials of our therapeutic candidates, and any challenges which may arise, for example, from quarantines, site closures, travel limitations, interruptions to the supply chain for our therapeutic candidates, or other considerations if site personnel or trial subjects become infected with COVID-19, is as of yet unknown. The impact of the pandemic may lead to difficulties in meeting protocol-specified procedures, including administering or using the therapeutic candidate or adhering to protocol-mandated visits and laboratory/diagnostic testing, unavoidable protocol deviations due to COVID-19 illness and/or COVID-19 control measures, which will likely vary depending on many factors, including the nature of disease under study, the trial design, and in what region(s) the study is being conducted.

The U.S. Food and Drug Administration (FDA) recently provided an update on inspections outside of the U.S. in response to the COVID-19 outbreak. The FDA is now postponing most foreign inspections, and this action may also impact other FDA responsibilities, including product application reviews. As an interim measure the FDA is employing additional tools to ensure the safety of products imported to the U.S., including denying entry of unsafe products into the U.S., physical examinations and/or product sampling at our borders, reviewing a firm’s previous compliance history, using information sharing from foreign governments and requesting records “in advance of or in lieu of” on-site drug inspections, and predictive screening which continues to adjust risk scores as necessary throughout the COVID-19 outbreak. The FDA can refuse admission of products that fail sample testing or may violate other applicable legal requirements. The lack of foreign inspections coupled with changing import inspections or requirements may impact the ability of our therapeutic candidate and product suppliers, all of whom are located outside the U.S. to provide products needed for our clinical trials or product distribution in the U.S.

Therefore, the Coronavirus could disrupt, production and cause delays in the supply and delivery of products used in our operations, may affect our operation, including the conduct of clinical studies, or the ability of regulatory bodies to grant approvals or supervise our candidates and products, may further divert the attention and efforts of the medical community to coping with the Coronavirus and disrupt the marketplace in which we operate and may have a material adverse effects on our operations.

The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The development of the coronavirus outbreak could materially disrupt our business and operations, slow down the overall economy, curtail consumer spending, interrupt our sources of supply, and make it hard to adequately staff our operations.

The pharmaceutical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our drug candidate, Consensi™.

The pharmaceutical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. In recent years, the regulatory framework in China regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes in the future. There is uncertainty as to the regulatory approach in China with respect to combination drug products. Any such uncertainty, changes or amendments may cause delays in or prevent the market authorization or the successful commercialization of our Consensi™ drug product in China and reduce the current benefits we believe are available to us from our commercialization agreement with Hebei Changshan Biochemical Pharmaceutical Co., Ltd. (Changshan Pharma). Chinese authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by Changshan Pharma to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may prevent the receipt of market authorization for Consensi™ in China or otherwise result in the suspension of the commercialization of Consensi™ in China.

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

While the Chinese economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may also have a negative effect on us and our products. For example, our commercialization of Consensi™ in China could be materially and adversely affected by government control over capital investments, changes in tax regulations, or as of yet unknown impacts of the coronavirus outbreak.

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

Our subsidiary, TyrNovo, has obligations to the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) with respect to grants it received from the IIA connection with NT219 and other TyrNovo’s technology, in an aggregate amount of approximately NIS 5.5 million (or approximately $1.6 million). The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), or the Innovation Law, the IIA’s rules and guidelines and the terms of these grants.

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

TyrNovo’s technologies, including NT219, were developed, at least in part, with funds from IIA grants, and accordingly TyrNovo is obligated to pay royalties on sales of any of its IIA funded products and related services. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology and know-how funded via IIA programs and this may lead to additional royalties being payable on additional products. As of December 31, 2019, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.6 million), and as of such date TyrNovo had not paid any royalties to the IIA. We may encounter difficulties in securing a commercialization partner for TyrNovo’s therapeutic candidates due to the requirement to pay royalties to the IIA.

Following the full payment of such royalties and interest, there is generally no further liability for royalty payments; however, other restrictions under the Innovation Law continue to apply.

The IIA grants which TyrNovo’s technology, including NT219, has received for research and development expenditures restrict its ability to manufacture products and transfer (including by way of license for R&D purposes) know-how outside of Israel and require it to satisfy specified conditions. In addition, we may encounter difficulties partnering TyrNovo’s therapeutic candidates with entities outside of Israel due to certain restrictions regarding manufacturing and transferring of know-how (including by a way of license for R&D purposes) outside of Israel imposed due to the receipt of the IIA grants.

The research and development efforts underlying TyrNovo’s technology including NT219 have been financed, in part, through the grants received from the IIA. TyrNovo, therefore, must comply with the requirements of the Innovation Law and the IIA’s rules and guidelines.

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

Risks Related to Our Industry

Even though Consensi™ received regulatory approval in the United States and even if our oncology therapeutic candidates or any other therapeutic candidate that we develop in the future receive regulatory approval or do not require regulatory approval, they may not become or remain commercially viable products.

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

Likewise, even if our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop in the future are approved for commercialization by the FDA or a foreign authority in the future, they may not be commercially viable products. For example, if we or our potential commercialization partners receive regulatory approval to market a therapeutic candidate, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the therapeutic candidate. In addition, a new therapeutic candidate may appear promising at an early stage of development or after preclinical studies and/or clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including:

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

Physicians, various other health care providers, patients, payers or the medical community in general may be unwilling to accept, utilize or recommend Consensi™, our oncology therapeutic candidates or any other therapeutic candidates that we may develop in the future. If we are unable, either on our own or through third parties, to manufacture, commercialize and market such products when planned, or develop commercially viable therapeutic candidates, we may not achieve any market acceptance or generate revenue.

The markets for our Consensi™ drug product and our oncology therapeutic candidates are rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications treated by Consensi™ and for which we are currently developing our other oncology therapeutic candidates. There are various other companies that currently market or are in the process of developing products that address all of the indications or diseases treated by our Consensi™ drug product or our therapeutic candidates.

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed by others may render our Consensi™ drug product or our oncology therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different platform or means of treating the same indications as Consensi™, NT219, CM-24 or other therapeutic candidates that we may develop in the future. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

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

If third-party payers do not adequately reimburse customers for our Consensi™ drug product, or our oncology therapeutic candidates, if approved, or any of other therapeutic candidates that may be approved for marketing in the future, they might not be purchased or used, and our revenues and profits will not develop or increase.

Our revenues and profits will depend heavily upon the availability of adequate coverage and reimbursement for the use of our Consensi™ drug product that is approved for commercialization, and of our oncology therapeutic candidates, if approved, or any of other therapeutic candidates that may be approved for marketing in the future, if at all, from governmental and/or other third-party payers, both in the U.S. and in foreign markets. Our Consensi™ drug product has not yet received reimbursement from government or other third party payers. There may be significant delays in obtaining coverage for newly approved therapeutic candidates. Moreover, eligibility for coverage does not necessarily signify that an approved product will be reimbursed in all cases or at a sufficient rate, including one that covers our costs, such as research, development, manufacture, sale, and distribution costs. Accordingly, even if we succeed in bringing one or more of our therapeutic candidates to the market, they may not be considered cost-effective, and the amount reimbursed may be insufficient to allow us to sell our approved products on a competitive basis. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that the use of an approved product is, among others:

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

In the U.S., there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services which may affect payments for our Consensi™ drug product in the U.S. or our oncology therapeutic candidates, if approved. We believe that legislation that reduces reimbursement for our Consensi™ drug product or our oncology therapeutic candidates, if approved, could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our Consensi™ drug product, or our oncology therapeutic candidates, if approved. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our Consensi™ drug product, or our oncology therapeutic candidates, if approved. At this stage, we are unable to estimate the extent of the direct or indirect impact of any such federal and state proposals.

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

A number of legislative and regulatory changes in the healthcare system in the U.S. have been proposed and adopted in recent years, and efforts of the legislature and third-party payers to contain or reduce the cost of healthcare and broaden the availability of healthcare continue. These developments could, directly or indirectly, affect our ability to sell our Consensi™ drug product or our oncology therapeutic candidates, if approved, in the U.S. On March 23, 2010, the Patient Protection and Affordable Care Act (P.L. 111-148) was signed into law, followed by the Health Care and Education Reconciliation Act (P.L. 111-152) on March 30, 2010 (referred to, collectively, as the “Healthcare Reform Law.” The Healthcare Reform Law was enacted with the intent to broaden access to health insurance, reduce or constrain the growth of health spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare industry, impose new taxes and fees, and impose additional policy reforms, among others. In addition, the Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, and conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients and other healthcare policy reforms, largely designed to encourage providers to find cost savings in their clinical operations.

The Healthcare Reform Law sparked one of the most comprehensive and significant reforms in the history of the U.S. healthcare industry, has significantly changed the way healthcare is financed and has impacted the scope of healthcare insurance and incentives, among others. Pharmaceuticals represent a significant portion of the cost of providing healthcare. The environment created by the Healthcare Reform Law has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review in relation to pharmaceuticals. This attention may result in our Consensi™ drug product or our oncology therapeutic candidates, if approved, being chosen less frequently or the pricing being substantially lowered. Continued restructuring of medical care coverage in the U.S. could further impact the reimbursement for the types of prescribed drugs and pharmaceuticals that we and our development or commercialization partners are developing. If reimbursement for our Consensi™ drug product or our oncology therapeutic candidates, if approved, is substantially reduced or otherwise adversely affected in the future, or rebate or similar obligations or fees associated with them are imposed or substantially increased, it could have a material adverse effect on our business, financial condition, and operational success.

Certain facets of the Healthcare Reform Law and subsequent legislation, such as the extension of medical benefits to those who previously lacked coverage may, in the long term, result in substantial costs to the U.S. government, which may force significant additional changes to the U.S. healthcare system. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced further by decreasing the level of reimbursement for medical services or products (including our Consensi™ drug product or those oncology therapeutic candidates currently being developed by us or our development or commercialization partners, if approved), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for, our Consensi™ drug product or any therapeutic candidate for which we receive marketing approval in the future could have a material adverse effect on our business, financial condition and results of operations.

Further, the U.S. healthcare environment has seen significant changes in recent years and is still in flux. Judicial challenges as well as legislative initiatives to modify, limit, or repeal the Healthcare Reform Law have been initiated and continue to evolve. Since taking office, President Trump has continued to support the repeal of all or portions of the Healthcare Reform Law. President Trump has also issued an executive order in which he stated that it is his administration’s policy to seek the prompt repeal of the Healthcare Reform Law and in which he directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the Healthcare Reform Law to the maximum extent permitted by law. Congress has enacted legislation that repeals certain portions of the Healthcare Reform Law, including but not limited to the Tax Cuts and Jobs Act, passed in December 2017, which included a provision that eliminates the penalty under the Healthcare Reform Law’s individual mandate, effective January 1, 2019, as well as the Bipartisan Budget Act of 2018, passed in February 2018, which, among other things, repealed the Independent Payment Advisory Board (which was established by the Healthcare Reform Law and was intended to reduce the rate of growth in Medicare spending).

Additionally, in December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the Healthcare Reform Law is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the Healthcare Reform Law. Substantial uncertainty remains as to the future of the Healthcare Reform Law after the U.S. Supreme Court declined to expedite its review of the Fifth Circuit’s holding on January 21, 2020. It is, thus, unlikely that these issues will be resolved before the next presidential election in November 2020. The current administration may seek to pass additional reform measures before the upcoming election. We cannot predict the outcome of the election, nor can we predict the healthcare-reform-related initiatives that the newly elected (or re-elected, as applicable) administration will put forth thereafter. There is no way to know whether, and to what extent, if any, the Healthcare Reform Law will remain in-effect in the future, and it is unclear how judicial decisions, subsequent appeals, election-related measures, or other efforts to repeal and replace or, possibly, to restore the Healthcare Reform Law will impact the U.S. healthcare industry or our business.

We are subject to additional federal and state healthcare laws and regulations relating to our business, and our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

Upon the commencement of marketing our first product in the United States, we became subject to additional healthcare regulation and enforcement by the U.S. federal government and the states in which we conduct or will conduct our business. Healthcare providers, physicians, and third-party payers play a primary role in the recommendation and prescription of any therapeutic candidates for which we obtain marketing approval. Our current or future arrangements with healthcare providers, physicians, marketers or sales personnel, third-party payers, patients, and others in a position to refer, recommend, purchase, or use our products may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our approved products. The laws that may affect our ability to operate include, but are not limited to, the following:

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

Most recently, there has been a trend in federal and state legislation aimed at lowering costs for drug products, including by requiring pharmaceutical companies to disclose information about their pricing and production and marketing costs. Many states have passed or introduced bills that require disclosure of certain pricing information for prescription drugs, and in June 2016 Vermont became the first state to pass legislation requiring certain drug companies to disclose information relating to justification of certain price increases. The U.S. Congress has also introduced bills targeting prescription drug price transparency. Many other states have since-followed suit.

The U.S. Congress has also introduced bills targeting prescription drug price transparency, and two such bills, the Patient Right to Know Drug Prices Act (for private plans) and the Know the Lowest Price Act (for Medicare Parts C and D), were signed into law on October 10, 2018. These laws and any other such legislation requiring publication of drug costs could materially and adversely impact our business, financial condition, and results of operations by promoting a reduction in drug prices or encouraging purchasers to use other low-cost, established drugs or therapies.

In addition, there has been a trend of increased federal and state regulation of payments made to physicians or others in a position to refer, purchase, or recommend drug products. For example, some states impose a legal obligation on companies to adhere to voluntary industry codes of behavior (e.g., the PhRMA Code), which apply to pharmaceutical companies’ interactions with healthcare providers, some mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation, and other remuneration to physicians, and some states limit or prohibit such gifts. Further, the Healthcare Reform Law, among other things, amended the intent requirement of the federal Anti-Kickback Statute so that a person or entity can now be found guilty of fraud or an anti-kickback violation without actual knowledge of the statute or specific intent to violate it. In addition, the Healthcare Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statue constitutes a false or fraudulent claim for purposes of the False Claims Act.

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

The clinical trials that we conduct, conducted or may have to conduct, and the testing, manufacturing, marketing and commercial sale of our Consensi™ drug product, or our oncology therapeutic candidates or any other therapeutic candidates that we may develop in the future, involve and will involve an inherent risk that significant liability claims may be asserted against us. Should we decide to seek additional insurance against such risks before we initiate clinical trials or commence our product sales, there is a risk that such insurance will be unavailable to us, or if it can be obtained at such time, that it will be available only at an unaffordable cost. Even if we obtain insurance, it may prove inadequate to cover claims or litigation costs, especially in the case of wrongful death claims. Product liability claims or other claims related to our Consensi™ drug product, or our therapeutic candidates or any other therapeutic candidate that we may develop in the future, regardless of their outcome and merit, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our Consensi™ drug product, or our therapeutic candidates or any other therapeutic candidates that we may develop in the future. A product liability claim could also significantly harm our reputation and delay market acceptance of our Consensi™ drug product, or our therapeutic candidates or any other therapeutic candidate that we may develop in the future.

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

The above proceedings could result in significant legal defense costs and high punitive damage payments. For instance, through December 31, 2019, we incurred legal expenses of approximately $2,086 thousands, in connection with the ISA Investigation and ongoing class actions, and we received to date an aggregate amount of $1,403 thousands as reimbursement from our insurance carriers for legal expenses in connection with such matters and there is no assurance that the entire expense will be reimbursed. Although we maintain directors’ and officers’ liability insurance, with an extension to cover the Company as well, and which is expected to cover much of our expected costs (legal and otherwise) in connection with the ISA Investigation and ongoing class actions and related lawsuits after payment by us of the policy deductibles, the insurance companies may reject our claims for coverage under the policy or the coverage may not be adequate to cover future claims. Furthermore, we were required to indemnify our underwriters for their legal defense costs or any other damages in the California Investigation Motion, and such indemnification was not be covered under the policy. To date we paid our underwriters to indemnify them for their legal costs in connection with the California putative class actions in an aggregate amount of approximately $186,900,

We finalized a settlement agreement with respect to the class actions lawsuits which were filed in the State of California and in the U.S. federal courts against us, our CEO and former CFO, and in the California lawsuits, against the underwriters of our November 2015 initial public offering in the United States, which was approved by the court on March 22, 2019. Under the terms of the settlement, the classes in all of the actions will receive aggregate consideration of $2.0 million (the “US Settlement”). The settlement consideration, as well as ancillary expenses were funded by our insurance carriers. The US Settlement contains no admission of wrongdoing and reiterates that we have always maintained and continue to believe that we did not engage in any wrongdoing or otherwise commit any violation of federal or state securities laws or other laws, including, without limitation, vigorous denials that our public statements were misleading; that we failed to disclose any material information from investors; that we acted in any deceitful manner; that any investment losses sustained by the classes were caused by our or other defendants’ alleged misconduct, and that they have any liability to the classes in these actions. The US Settlement also reiterates that our counsel also has researched the applicable law and believes that we and other defendants can successfully defend against all claims in the actions, and that they continue to believe that the claims asserted in the actions have no merit, and the classes have no evidence to support their claims. We and the other defendants agreed to the settlement on the basis of the advice and recommendations of our insurance carriers, who are indemnifying us for the expenses of conducting a defense in the actions, as well as paying judgments which may be assessed as a result of the actions. As such, we and the other defendants believe that further litigation of the actions would be protracted, burdensome, and expensive for us as well as our insurers, and that it is desirable and beneficial that the claims asserted in the actions be fully and finally settled and terminated in the manner of the settlement, with no additional costs to us or to the other defendants. Pursuant to the US Settlement, we and our directors and officers as well as the other defendants named in the actions were released from the claims that were asserted or could have been asserted in the actions by class members participating in the settlement.

In Israel, we were previously subject to a formal investigation by the Israeli Securities Authority (respectively, the “Investigation” and the “ISA”) into our public disclosures around certain aspects of the studies related to its therapeutic candidate, Consensi™. On August 13, 2019, the Administrative Enforcement Committee (the “Committee”) of the Israel Securities Authority (“ISA”) approved an administrative enforcement agreement, titled Enforcement Arrangement ("Enforcement Arrangement"), entered into by and amongst ISA, Kitov Pharma, Isaac Israel, our chief executive officer, Paul Waymack, our former chairman and Simcha Rock, our former chief financial officer, pursuant to which the Company and each of Messrs. Israel, Waymack and Rock settled the ISA’s claims that under Israeli Securities Laws the Company made negligent disclosures in a number of its historical reports filed with the ISA in 2014 and 2015, and the ISA decided to discontinue its criminal investigation and to cease all proceedings us and our principals.

Specifically, as part of the Enforcement Arrangement:

1) The Company shall pay a fine of NIS 1,500,000 (approximately $430,000), payable in 24 consecutive monthly payments;

2) Mr. Isaac Israel shall (i) pay a fine of NIS 200,000, (approximately $60,000) payable in 12 consecutive monthly payments, beginning thirty days after the approval of the Enforcement Arrangement by the Committee; and, (ii) be subject to a conditional prohibition to serve as a senior officer in a supervised body under the Israeli Securities Law for a period of 12 months, in the event that Mr. Israel violates certain sections under the Israeli securities laws within two years.

3) Dr. Paul Waymack shall pay a fine of NIS 100,000 (approximately $30,000), to be paid in one payment no later than sixty days after the approval of the Enforcement Arrangement by the Committee.

4) Mr. Simcha Rock shall (i) pay fine of 80,000 NIS (approximately $20,000), payable in 12 consecutive monthly payments, beginning thirty days after the approval of the Enforcement Arrangement by the Committee; and (ii) be subject to a conditional prohibition to serve as a senior officer in a supervised body under the Israeli Securities Law for a period of six months, in the event Mr. Rock violates certain sections under the Israeli securities laws within two years.

In order to put this matter to rest, remove uncertainty and focus on the future marketing of Consensi™ and on our other business, the Company, by vote of a committee consisting of independent members of our Board of Directors, and the above mentioned principals, agreed to the Enforcement Arrangement with the ISA.

We will not indemnify the above noted principals for the fines they are paying to ISA under the Enforcement Arrangement; however, we may have to indemnify them for certain legal expenses which are not covered by our insurance carriers, which we expect to be immaterial.

Other than the amounts to be paid by us to ISA, as well as amounts we may have to we do not expect the Enforcement arrangement to have a material impact on the Company’s statement of operations. However, we do not yet know what impact the US Settlement and/or the Enforcement Arrangement may have on the proceedings being conducted under the Israeli Investigation Motions which are still continuing at the Tel Aviv District Court.

Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate amounts and may have significant increase in insurance costs. With respect to the motion from December 2015, we have been advised by our attorneys that the likelihood of the Company not incurring any financial obligation as a result of such class action exceeds the likelihood that the Company will incur a financial obligation. At this stage, and other than with respect to the settlement of the Investigation Motions in the U.S. and the Enforcement Arrangement with the ISA, however, we are unable, with any degree of certainty, to make any other evaluations or any other assessments with respect to the probability of success or the scope of potential exposure, if any, of any of the Investigation Motions.

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

We are seeking or intend to seek regulatory approval to market Consensi™ or our therapeutic candidates in a number of foreign countries, including China and South Korea. Consensi™ and our therapeutic candidates are not protected by patents in certain countries, including China where we are currently seeking patent protection and South Korea, which means that competitors may be free to sell products that incorporate the same technology that is used in our products in those countries. In addition, the laws and practices in some foreign countries may not protect intellectual property rights to the same extent as in the United States. We or our licensors may not be able to effectively obtain, maintain or enforce rights with respect to the intellectual property relating to our product candidates in those countries. In that regard, we believe that although China is one of the largest potential markets for some of our products under development, some of our product candidates are not protected by patents in China and it may be difficult to enforce intellectual property rights in China. Our lack of patent protection in one or more countries, or the inability to obtain, maintain or enforce intellectual property rights in one or more countries, could adversely affect our ability to commercialize our products in those countries and could otherwise have a material adverse effect on our business.

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

In December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and has reached multiple other countries, including Israel, resulting in government-imposed quarantines, travel restrictions and other public health safety measures in in Israel. The Israeli Ministry of Health has already put in place various outbound travel restrictions, inbound quarantine requirements for passengers arriving from certain countries and/or events in other countries, including not allowing certain foreign nationals to disembark in Israel, as well as ordering curtailment of public gatherings, trade and other activities within Israel

Any hostilities involving Israel, or pandemic related travel restrictions or quarantine, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. Any armed conflicts, terrorist activities, political instability or pandemic related travel restrictions in the region could adversely affect business conditions and could harm our results of operations. Parties with whom we may do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The conflict situation in Israel, or the coronavirus (or other pandemic) related travel restrictions could cause situations where medical product certifying or auditing bodies could not be able to visit manufacturing facilities of our subcontractors in Israel in order to review our certifications or clearances, thus possibly leading to temporary suspensions or even cancellations of our product clearances or certifications. The conflict situation in Israel or the coronavirus (or other pandemic) related travel restrictions, could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

If the current coronavirus outbreak continues and results in a prolonged period of travel, commercial and other similar restrictions to or from Israel could materially disrupt our business and operations, slow down the overall economy, and make it hard to adequately staff our operations.

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

Kitov Pharma’s subsidiary, TyrNovo, has obligations to the IIA with respect to grants from the IIA for certain research and development expenditures in connection with TyrNovo’s NT-219 technology. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel, which may impede our acquisition by, or a merger with, a foreign company. For more information, see the risk factors in connection with IIA funding found under “Risks Related to Our Financial Condition and Capital Requirements.”

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

Our reporting and functional currency is the U.S. dollar. Most of the royalty payments from potential development and commercialization partners are expected to be payable in U.S. dollars, and we expect our revenues from future licensing agreements to be denominated mainly in U.S. dollars. We pay a portion of our expenses in U.S. dollars; however, a portion of our expenses, related to salaries of the employees in Israel and payment to part of the service providers in Israel, are paid in NIS and in other currencies such as euro to our suppliers in Europe. In addition, a portion of our financial assets is held in NIS. As a result, we are exposed to currency fluctuation risks. For example, if the NIS strengthens against the U.S. dollar, our reported expenses in U.S. dollars may be higher than anticipated. In addition, if the NIS weakens against the U.S. dollar, the U.S. dollar value of our financial assets held in NIS will decline.

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

As of March 16, 2020, we had an aggregate of 40,455,588 issued and outstanding ordinary shares (including 1 dormant ordinary share held in treasury), no non-voting senior preferred shares, 6,835,669 Series A or public warrants, 26,898,178 non-listed warrants issued to investors, the underwriters and placement agents as part of a number of public and registered direct offerings by us since November 2015, 10,030,000 non listed pre-funded issued to our investors in public offering dated March 16, 2020 with an exercise price of $ 0.0001 per ADS, warrants to purchase up to an additional 4,037,805 ADSs representing an equivalent number of our ordinary shares issued by us in January 2020 to former shareholders of FameWave in connection with our acquisition of FameWave, and non-tradable options and RSUs to purchase 5,101,184 ordinary shares pursuant to our equity based incentive compensation plans and arrangements.

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

NASDAQ has a listing requirement of a minimum closing bid price of $1.00 per share. If our ADSs cannot maintain the required minimum closing bid price and we fail to correct the listing requirement deficiency within the provided cure period, our ADSs may be involuntarily delisted from NASDAQ.

Our ADSs are listed on NASDAQ, and the quantitative listing standards of NASDAQ require, among other things, that listed companies maintain a minimum closing bid price of $1.00 per ADS. On July 8, 2019, we received a letter from the Listing Qualifications Department of NASDAQ indicating that, based upon the closing bid price of our ADSs for the last 30 consecutive business days, we did not meet the minimum bid price of $1.00 per share required for continued listing on NASDAQ pursuant to NASDAQ Listing Rule 5550(a)(2). We were not able to regain compliance with this requirement within the 180-day period ending on January 6, 2020. However, on January 7, 2020, we were granted an additional 180-day compliance period ending on July 6, 2020 (the “Second Compliance Period”). We can regain compliance with this requirement if at any time before the expiration of the Second Compliance Period the closing bid price for our ADSs is at least $1.00 per share for a minimum of ten consecutive business days. In the event we do not regain compliance during the Second Compliance Period, NASDAQ will provide notice that our securities will be subject to delisting. At that time, we may appeal NASDAQ’s delisting determination to a NASDAQ Listing Hearings Panel. If we fail to regain compliance within our applicable cure period, or fail to satisfy other listing requirements, our ADSs may be subject to delisting.

To resolve the noncompliance, we may consider available options including a reverse share split, which may not result in a permanent increase in the market price of our ADSs, which is dependent on many factors, including general economic, market and industry conditions and other factors detailed from time to time in the reports we file with the Securities and Exchange Commission. It is not uncommon for the market price of a company’s shares to decline in the period following a reverse share split.

Although we expect to take actions intended to restore our compliance with the listing requirements, we can provide no assurance that any action taken by us would be successful, or that any such action would stabilize the market price or improve the liquidity of our ADSs. Should a delisting occur, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ADSs, and our ability to raise future capital through the sale of our ADSs could be severely limited. Delisting would also impact some of our disclosure obligations under Israeli law. Following a delisting, we will remain a publicly traded company on TASE and revert to being subject to full Israeli securities laws and disclosure requirements. Accordingly, we will need to comply with U.S. and Israeli disclosure requirements and the resolution of any conflicts between those requirements may lead to additional costs and require significant management time. Furthermore, we expect these additional reporting rules and regulations would increase our legal and financial compliance costs.

In the event that our ADSs are delisted from NASDAQ, U.S. broker-dealers may be discouraged from effecting transactions in shares of our ADSs because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on NASDAQ if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Following a delisting from NASDAQ our ADSs may constitute “penny stock” within the meaning of these rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions our ADSs, which could severely limit the market liquidity of such ADSs and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Securities holders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We incur increased costs and risks as a result of operating as a public company in the U.S. and Israel, and our management are and will continue to be required to devote substantial time to compliance initiatives.

Kitov Pharma’s ADSs and public warrants have been traded on The NASDAQ Capital Market since November 20, 2015, and prior to that our Ordinary Shares traded on the TASE, where they continue to trade. As a public company whose securities are listed in the United States and Israel, we incur accounting, legal and other expenses, including costs associated with our reporting requirements under the Exchange Act and the Israeli Securities Law. We also incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NASDAQ, and provisions of Israeli corporate and securities laws applicable to public companies. Certain aspects of Israeli securities laws are different than U.S. securities law, and our dual listing on TASE exposes us and our management to differing regulatory regimes which may involve increased regulatory risk.

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

Changes in the laws and regulations affecting public companies will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or costlier for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2020 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

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

On July 11, 2013, Kitov Pharma acquired Kitov Pharmaceuticals Ltd, which, prior to the completion of its merger with and into Kitov Pharma in December 2017, together with Kitov Pharma, was engaged in the research and development of Consensi™. As part of the acquisition, Mainrom Line Logistics Ltd. changed its name to Kitov Pharmaceuticals Holdings Ltd., which name was subsequently changed in January 2018 to Kitov Pharma Ltd.

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

On March 14, 2019, we announced a transaction to acquire 100% of FameWave Ltd., a privately held developer of CM-24 in the oncology therapeutic field. The acquisition was completed in January 2020.

We had no material capital expenditures for the years ended December 31, 2019, 2018, and 2017.

Recent Developments

March 2020 Public Offering

On March 16, 2020, we closed a public offering of an aggregate 9,620,000 ADSs and 10,380,000 Pre-funded Warrants (exercisable for $0.0001 each ADS), and 20,000,000 investor warrants for gross proceeds of $6 million prior to deducting placement agent fees and other offering expenses. We will receive gross proceeds from the investor warrants solely to the extent such warrants are exercised for cash. The investor warrants are exercisable at an exercise price of $0.325 per ADS and will expire five years from March 16, 2020. In addition, we issued to the placement agent warrants to purchase 1,400,000 ADSs. The placement agent warrants are exercisable at an exercise price of $0.375 per ADS and will terminate five years from March 12, 2020. As of the date of this Annual Report on Form 20-F, none of these investor warrants or placement agent warrants have been exercised and 1,350,000 Pre-funded Warrants have been exercised.

FameWave Acquisition

On March 14, 2019, we entered into the Acquisition Agreement to acquire FameWave, a privately held Israeli biopharmaceutical company. FameWave’s main asset is CM-24, a clinical stage humanized monoclonal antibody targeting CEACAM1, a novel immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. The transaction closed on January 7, 2020. For additional information on the Acquisition Agreement and the transaction see below under Item 10. Additional Information – C. Material Contracts – FameWave Acquisition Agreement.

Clinical Developments

In September 2019, we presented newly released proof-of-concept data showing evidence of NT-219's mechanism of action in reversing cancer drug resistance in PDX models, demonstrating that NT-219 reverses tumor drug resistance to trametinib and folfirinox when combined with these treatments. The data were presented in a poster at the American Association for Cancer Research's (AACR) Pancreatic Cancer: Advances in Science and Clinical Care conference in Boston.

In June 2019, we successfully completed the laboratory phase of the IND-enabling studies for NT-219. The preclinical GLP toxicology studies have demonstrated good tolerability at the highest dose levels expected to be evaluated in Kitov’s planned Phase 1/2 study.

In April 2019, FameWave signed on a clinical collaboration agreement with Bristol Myers Squibb Company for a planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with nivolumab (Opdivo®), a PD-1 inhibitor, in patients with non-small cell lung cancer (NSCLC).

In January 2019, we announced new findings from our ongoing collaboration with researchers from the Hebrew University of Jerusalem. The data revealed NT219’s high affinity and selective binding to its target proteins. Researchers demonstrated that NT219 binds directly to Insulin Receptor Substrates (IRS) 1/2 and to the Signal Transducer and Activator of Transcription 3 (STAT3), both known modulators of tumor survival, metastasis and drug resistance. Data showed that a short exposure of cancerous cells to NT219 was sufficient to trigger irreversible shutdown of these pathways, resulting in a long-term anti-cancer effect. Based on these findings, we extended our collaboration agreement with Yissum in order to deepen the understanding of NT219’s efficacy in overcoming tumors’ resistance to immunotherapy.

Internet Sites

We are required to file reports and other information with the SEC under the Exchange Act, and the regulations thereunder applicable to foreign private issuers. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. You may read our annual report, including the related exhibits and schedules, and any document we file with or furnish to the SEC, such as registration statements, prospectuses, reports, proxy and information statements, and other information regarding us that we file electronically with the SEC, without charge, at the SEC’s web site at http://www.sec.gov. We maintain a corporate website at www.kitovpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any notices of general meetings of our shareholders.

B.	Business Overview

We are a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, seeking to create successful long-lasting treatments for people with cancer.

We currently have two operating segments:

(i) Oncology, which includes CM-24, a monoclonal antibody which binds/specific to Carcinoembryonic Antigen Related Cell Adhesion Molecule 1 (“CEACAM1”), a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways and NT219, a small molecule that targets Insulin Receptor Substrate 1 and 2 (“IRS1/2”) and Signal Transducer and Activator of Transcription (“STAT3”), two signal transduction pathways involved in the development of cancer drug resistance mechanisms. Within the Oncology segment:

●	We are advancing a phase 1/2 clinical trial with CM24 in combination with nivolumab (Opdivo®) in patients with non-small cell lung cancer which is under a clinical collaboration agreement previously signed with Bristol-Myers Squibb Company which is planned to be initiated in the second half of 2020.

●	We are advancing NT219 to a Phase 1/2 study as a single agent followed by a dose escalation phase of NT-219 in combination with cetuximab; and an expansion phase of NT-219 at its recommended Phase 2 level, alone and in combination with cetuximab. Based on our current development plans, we expect to submit an Investigational New Drug application for NT219 during the first half of 2020;

(ii) Pain and Hypertension, which includes Consensi™, a combination drug approved by the FDA in May 2018 for the simultaneous treatment of two clinical conditions, pain caused by osteoarthritis and hypertension (high blood pressure).

Background on our therapeutic candidates and products

On March 14, 2019, we entered into the Acquisition Agreement to acquire FameWave, a privately held Israeli biopharmaceutical company, which we completed in January 2020. FameWave’s main asset is CM-24, a clinical stage humanized monoclonal antibody targeting CEACAM1, a novel immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. Evidence has shown that CEACAM1 is expressed on tumor lymphocytes and is up-regulated in several cancer types. Preclinical studies have shown evidence that CM-24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines. CM-24 is being developed for multiple oncological indications according to the expression pattern of its target protein. Preclinical studies provide strong justification for CM-24’s mechanism of action in activating the immune system through multiple pathways. Additional preclinical studies showed that a combination of CM-24 with PD-1 and PDL-1 antibodies resulted in a synergistic anti-cancer effect. In a Phase 1 dose ranging study of CM-24 as a single agent, conducted by MSD, a stable disease rate of approximately 29% was noted. A decision was made by MSD to discontinue development, although, based on our knowledge, such decision was not due to any known safety risks. We plan to initiate a Phase 1/2 study in the second half of 2020 to evaluate the safety and efficacy of CM-24 at higher doses, in combination with nivolumab, an anti PD-1 inhibitor. We believe a significant amount of data is available for the existing IND to support the continuation of the clinical studies. In 2019 FameWave entered into a joint clinical collaboration agreement with Bristol Myer Squibb Company, for the planned Phase 1/2 study mentioned above. For more information regarding CM-24, see, “Item 4. Business Overview - Our Therapeutic Candidates – CM-24”.

During 2017, we acquired a majority of the shares in TyrNovo, a privately held Israeli developer of novel small molecules in the oncology therapeutic field. TyrNovo has developed NT219, a small molecule that presents what we believe to be a new concept in cancer therapy by targeting two key oncology-related proteins, IRS1/2, as well as STAT3. Our NT219 therapeutic candidate’s anti-cancer effect is achieved by overcoming tumors’ cancer drug resistance and would be developed both as a standalone drug, as well as in combination with other cancer drugs or treatments. NT219 has been tested in a number of Patient-Derived Xenograft (PDX) models where human cancer biopsies were taken and transplanted into mice and then used to test various cancer drugs. NT219 has been pre-clinically tested alone and in combination with various classes of cancer drugs such as with chemotherapies, targeted therapies and immuno-oncology therapies. For more information regarding NT219, see, “Item 4. Business Overview - Our Therapeutic Candidates – NT219”.

Consensi™ is composed of the generic drugs celecoxib and amlodipine besylate. Celecoxib, the active ingredient in the branded drug Celebrex®, is a non-steroidal anti-inflammatory drug (NSAID) used to relieve pain caused by osteoarthritis. Amlodipine besylate is a calcium channel blocker used to reduce blood pressure. This combination is designed to simultaneously relieve pain caused by osteoarthritis and to treat hypertension.

Our competitive strengths

The pharmaceutical market is characterized by large international pharmaceutical companies that develop a wide range of products, both generic and innovative, which operate alongside smaller companies, such as ours, that develop a specific drug or a combination of drugs. Therefore, many small companies enter into agreements with such global companies during the drug development stage in order to continue the development or marketing of the drug, taking advantage of the financial, marketing and/or other resources available to such global companies. At the same time, the global companies tend to enter into agreements with smaller companies in order to save development time and resources. The global drug sector is a highly developed market with a turnover of hundreds of billions of U.S. dollars and intense competition. If we are to develop other therapeutic candidates and one or more of those therapeutic candidates are approved by the FDA to be commercialized as drugs, most of those drugs are expected to have competing drugs or other therapies, developed at the same time by other companies and organizations. We are therefore exposed to competition in our field of operation. Although we believe that our FDA-approved drug Consensi™ and our oncology therapeutic candidates have advantages which our competitors’ products lack, there is a constant risk in the drug development field that a competing party will complete the development stages before we are able to develop our therapeutic candidates intended for the same disease. Moreover, a constant threat in our market is presented by new drugs that have already completed all the development stages and have already entered the market and are competing with the treatments and drugs previously available on the market.

We believe there are several advantages to the therapeutic candidate we are developing and to our products as set forth below.

Oncology Segment - CM-24:

CEACAM1 is unique among the CEACAM family members in that it is widely distributed among various species and it has the largest number of splice variants compared to other members of the family. Moreover, CEACAM1 also has the widest tissue distribution of all characterized family members. as the widest tissue distribution of all characterized family members (source: Current Opinion in Cell Biology Volume 18, Issue 5, October 2006, Pages 565-571). Accordingly, CM-24 may have a competitive advantage over other CEACAM-targeting agents in that its inhibitory effect may be more general and target several splice variants and more tissues.

Additional potential advantages of CM-24 over other CEACAM-targeting technologies may include:

-	As CM-24 blocks the homo- as well as the hetero- dimerization, i.e. blocks both CEACAM1-CEACAM1 as well as CEACAM1-CEACAM5 interaction - it has the potential to be more effective in controlling the contact inhibition of cancerous cells with cells of the immune system. CM-24 acts as an immune adhesion inhibitor molecule – a mechanism that is central to the immune evasion mechanism of neoplastic cells

-	In addition to its contribution to tumor suppression CEACAM1 also has a modulatory role in multiple cell types such as epithelial cells, endothelial cells, T-cells and hepatocytes.

-	CEACAM1 may also be a ligand for T-cell Immunoglobulin and Mucin domain-3 (TIM-3) – another immune checkpoint inhibitor. By activating TIM-3 with CM-24 a synergistic effect may be expected. The relationship between CEACAM1 and TIM-3 has recently been described as a mechanism that may overcome immune fatigue, and T-cell exhaustion (Nature. 2015 Jan 15; 517(7534): 386–390.).

Finally, CM-24 has been in a Phase 1 clinical trial, where 27 patients were exposed to the monoclonal antibody without adverse events necessitating stopping of the drug, no drug related mortalities, and no dose limiting toxicities up to 10mg/kg, the highest dose tested.

Oncology Segment - NT219:

NT219 is a small molecule, and small molecules typically are less expensive to develop and have less complex CMC as compared to proteins or antibodies. In addition, in pre-clinical development NT219 has demonstrated several advantageous effects, such as:

●	Single agent activity in PDX models and xenografts;

●	overcoming drug resistance acquired by various cancer types; and

●	efficacy in combination with a number of approved cancer therapies belonging to various anti-cancer drug families such as chemotherapy, targeted therapy and immune-oncology therapies.

Pain and Hypertension Segment - Consensi™:

Consensi™ is an FDA approved fixed-dose combination drug treatment intended for the treatment of osteoarthritis pain and for hypertension. In Phase 3 and Phase 3/4 clinical trials, Consensi™ demonstrated better efficacy in lowering blood pressure than amlodipine alone (one of Consensi™’s ingredients). In addition, we believe there are several advantages of using Consensi™:

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

Our strategy

Our goal is to become a significant player in the development and commercialization of innovative drugs for treatment of unmet medical need and having a significant market opportunity with a focus on oncology therapeutics.

Key elements of our strategy are to:

●	develop clinical stage therapeutic candidates and obtain approval thereof from the FDA and other foreign regulatory authorities;

●	cooperate with third parties to both develop and commercialize therapeutic candidates in order to share costs and leverage the expertise of others; and

●	expand our line of therapeutic candidates through the acquisition or in-licensing of technologies, products and drugs in the oncology space to develop and enhance the value of additional products, and bring them to market efficiently;

●	enter into licensing arrangements with international companies for our current or potential or future therapeutic candidates based on potential upfront and milestone payments, royalties and/or other marketing arrangements, depending on product and market conditions.

Our oncology therapeutic candidates CM-24 and NT219 and our current approved product, Consensi™ are further described below.

Oncology Segment – CM-24

Background

CM-24 is a humanized monoclonal antibody directed against CEACAM1, an immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. Evidence has shown that CEACAM1 is expressed on tumor infiltrating lymphocytes and is up-regulated in several cancer types. Moreover, CEACAM1 has been shown to be associated with angiogenesis, as well as immune evasion of cancer from the immune system.

The technology originated from the laboratory of Prof. Gal Markel from Sheba Medical Center and initially developed by cCAM, which was acquired by MSD in 2015.

MSD conducted a phase 1 clinical trial, including patients with metastatic melanoma, non-small cell lung cancer, bladder, gastric, colorectal and ovarian cancer patients. In this initial Phase 1 dose ranging study of CM-24 as single agent, a stable disease rate of approximately 29% was noted as best overall response, and the decision was made to discontinue development, although, based on our knowledge, such decision was not due to any known safety risks. MSD therefore returned the rights to CM-24 to former cCAM shareholders and founders of FameWave. Review of the Phase 1 study results by external scientific advisors retained by Kitov, suggested that while CM-24 was generally safe, higher doses of the antibody along with a modified dosing regimen in a defined patient population would be warranted. Kitov plans to explore higher doses of CM-24 and to test the antibody in combination with an anti- PD-1 antibody.

The Therapeutic Candidate

CM-24 is a humanized immunoglobulin G4 (IgG4) (kappa) isotype immune-modulating monoclonal antibody that binds to CEACAM1, a protein used by cancer cells to suppress the immune system.

CEACAM1 belongs to the CEA superfamily. CEACAM1 interacts with itself (i.e., hemophilic interaction) and with CEACAM5 (heterophilic interaction), as well as with various bacterial proteins. Different functions have been attributed to the CEACAM1 protein: anti-proliferative properties in carcinomas of the colon and prostate, or facilitation of proliferation in melanoma; central involvement in angiogenesis, insulin clearance and in immune-modulation. CEACAM1 is expressed by many types of tumors and is associated with poor prognosis in cutaneous melanoma, uveal melanoma, hepatocellular carcinoma, colorectal cancer and lung cancer. In addition, increased CEACAM1 expression on peripheral blood lymphocytes and elevated serum CEACAM1 were observed in patients with melanoma, osteosarcoma and pancreatic carcinoma. These collective observations provide a strong justification for the development of a therapeutic approach that targets the immuno-suppressive function of CEACAM1.

Earlier preclinical studies revealed CM-24 reversed CEACAM1-mediated immune evasion by abrogating CEACAM1-CEACAM1 interactions, restoring ZAP70 phosphorylation and TCR-driven effector functions, while maintaining antigen-restricted recognition. This abrogates the immunosuppressive function of CEACAM1, promoting cell killing by T cells and NK cells.

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

Phase 1 Clinical Trial

MSD conducted an interventional, Phase 1, first in human, non-randomized, single group assignment, open-label, multi-centered and multiple escalating doses study to assess the safety, efficacy, pharmacokinetics and tolerability of the CM-24 antibody in the treatment of subjects with selected advanced or recurrent malignancies including melanoma, non-small cell lung adenocarcinoma (NSCLC) and bladder, gastric, colorectal or ovarian cancer.

The main objectives of the MSD clinical study were to assess the safety and tolerability of CM-24 and to determine the recommended dose for Phase 2 trials, characterization of the pharmacokinetic profile and immunogenicity of CM-24, and to evaluate the preliminary efficacy of the drug. The trial was conducted at four sites in the U.S. and Israel, and was designed based on a dose escalation stage and an expansion stage. MSD terminated the trial following administration of CM-24 to 27 patients and prior to reaching the expansion stage.

Main conclusions by us from the Phase 1 clinical trials results:

-	CM-24 was found to be generally safe and well tolerated. There were no DLTs up to 10mg/kg and no drug related morbidity

-	Target saturation was not reached up to 10mg/kg. PK modeling suggests that slower clearance with increasing dose and higher half-life with increasing dose, PK variability across patients, and full receptor occupancy may likely require doses >10mg/kg administered every 2 weeks

-	Treatment related adverse events noted in 17 subjects 82% Grade 1, 16% Grade 2 and 2.7% Grade 3. Most frequent were increased LFTs and anorexia. The two Grade 3 events were headache and abdominal pain; there were 2 deaths that occurred within 30 days from the last administration of CM24 due to disease progression.

A stable disease rate of approximately 29% was achieved, mostly in the two highest doses

Our Clinical Development Plans for CM-24

We believe that CM-24 is a promising agent which has a potential to be efficacious as a standalone and in combination with other anti-cancer agents and with anti PD-1 agents and other checkpoint inhibitors for patients with cancer. The Phase 1 study noted above showed that CM-24 was in general well tolerated, and resulted in a stable disease rate of approximately 29% in the heavily pretreated patients. The Phase 1 study was not designed to pre-screen CEACAM-1 levels on tumor tissue. Furthermore, in this Phase 1 study, pembrolizumab, a PD-1 inhibitor, was not tested in combination with CM-24. And as noted, the doses used in the aforementioned study were below those required to reach target saturation as determined by pharmacokinetic evaluations.

As a result, given what we believe to be the good safety and tolerability profile of CM24, and the data from preclinical studies showing synergistic anti-cancer effects of this antibody with PD-1 inhibitors, we plan to initiate a clinical study evaluating such a combination. We plan to start our dosing in combination with nivolumab, an anti-PD-1 antibody at the level which was found to be safe for CM-24 in the earlier Phase 1 study, after consultation with regulatory authorities. Our plan is to evaluate safety as the primary endpoint, as combination therapy, with secondary assessments of efficacy and pharmacokinetics at higher saturating doses of CM-24.

CM-24 is the only clinical stage antibody which targets CEACAM1. Other drugs in development target CEACAM5. The potential advantages of targeting CEACAM1 over CEACAM5 are described above.

Manufacturing

We entered into a manufacturing agreement with Rentschler Biopharma SE in Germany (“Rentschler”) which provides for Rentschler to manufacture CM-24 batches for clinical studies for a total amount of $6.4 million over the next 2 years. The manufacturing agreement contains various representations, warranties, indemnity, and intellectual property provisions, common to agreements of such nature. Pursuant to the Manufacturing Agreement we will also enter into Quality Agreements with Rentschler.

Oncology Segment - NT219

NT219 is a small molecule that presents what we believe is a new concept in cancer therapy by inhibiting two oncology-related proteins IRS 1 and 2, and STAT3. The NT219 technology has been tested in a number of PDX models where biopsies from patients are implanted into mice and used to test various cancer drugs. In such models, NT219, alone and in combination with several approved oncology drugs, displayed potent anti-tumor effects and increased survival in various cancers by preventing the tumors from developing resistance to the approved drug treatments, and by re-sensitizing tumors to the approved drugs even after resistance has been acquired.

Background on Cancer Drug Resistance

The following are high-level summaries of the therapeutic areas we are currently investigating for NT219:

Solid malignancies (e.g., pancreatic, head and neck, colon and non-small cell lung cancer). According to the Journal of Oncology Practice, in 2020 roughly 1 in every 19 people worldwide will either be diagnosed with a solid tumor or be a cancer survivor. According to the American Cancer Society, lung, pancreatic, and colon malignancies have high mortality rates and poor five-year survival prognosis. Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested.

Tumor Resistance to Cancer Therapies. Resistance to chemotherapy and to targeted therapies is a major problem facing oncology. The mechanisms of resistance to ‘classical’ cytotoxic chemotherapeutics and to therapies that are designed to be selective for specific target proteins share many features, such as alterations in the drug target, activation of pro-survival pathways and ineffective induction of cell death.

Evidence suggests that among other mechanisms of resistance, inhibition of central oncological target kinases such as EGFR, MEK and mutated-BRAF could trigger feedback activation of STAT3 and IRS-to-PI3K/AKT, major survival pathways that bypass (prevent) the anti-cancer effects of various drugs.

IRS. Insulin Receptor Substrate (IRS) is a junction protein that mediates various mitogenic and anti-apoptotic signals mainly from Insulin-like Growth Factor-1 Receptor (IGF1R) and Insulin Receptor (IR), but also from other oncogenes such as v-Src and ALK-fusion proteins. IRS expression is often up-regulated in human tumors, such as prostate, pancreatic, liver, renal and ovarian cancer. Resistance to several anti-cancer therapies (e.g. inhibitors of EGFR, MEK, mutated-BRAF, mTOR, as well as cytotoxic chemotherapy) may be mediated by IRS up-regulation, as demonstrated in peer reviewed research articles published in scientific journals.

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

Mechanism of Action

The NT219 therapeutic candidate is a small molecule that we believe presents a new concept in cancer therapy, acting as a dual inhibitor of IRS and STAT3, both of which putatively play major roles in cancer drug resistance. While targeted anti-cancer drugs inhibit the “ON” signal, NT219 activates the “OFF” switch, leading to the degradation of IRS-1 and IRS-2 and extensively blocking major oncogenic pathways.

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

The same principal is true for STAT3. Feedback activation of STAT3 is a common resistance mechanism to many targeted cancer therapies (such as the inhibitors of EGFR, MEK, HER2) and cytotoxic chemotherapies. Combining these cancer therapies with NT219, which disrupt this feedback mechanism, could potentially enhance cell death and delay resistance, suggesting a co-treatment strategy that may be broadly effective in oncogene-addicted tumors.

Elimination of IRS proteins and blockage of STAT3 by NT219 could potentially prevent resistance to multiple anti-cancer drugs, extend the duration of effective drug treatment, and restore drug sensitivity in resistant tumors.

NT219 has high affinity and selective binding to its target proteins. NT219 binds directly to Insulin Receptor Substrates (IRS) 1/2 and to the Signal Transducer and Activator of Transcription 3 (STAT3. Data from preclinical work showed that a short exposure of cancerous cells to NT219 was sufficient to trigger irreversible shutdown of these pathways, resulting in a long-term anti-cancer effect.

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

Efficacy of NT219 was demonstrated in combination with three major families of oncology drugs:

1)	Antibodies such as the anti-epidermal growth factor receptor (EGFR) antibody (Erbitux®) and the immuno-oncology anti-PD1 antibody (Opdivo®, Keytruda®);

2)	Kinase Inhibitors such as blockers of EGFR (Tagrisso®, Tarceva®), MEK (Mekinist®), Mutated BRAF (Zelboraf®), and mTOR (Afinitor®); and

3)	Chemotherapy agents such as gemcitabine (Gemzar®), 5FU, and Oxaliplatin.

Clinical Plan

The clinical development strategy will parallel the preclinical studies, particularly with respect to the STAT3 and IRS/AKT pathway inhibition/s, which have been characterized as a putative sine qua non for the resistance phenotype. Moreover, the tumor types to be initially addressed also reflect the MEK/ERK pathway, and in particular, those tumors which functionally have shown dependence or driver mutations with respect to erb-b pathways. However, within the context of the preclinical studies that have been performed, there is also evidence of single agent activity noted with NT219, and this needs to be appreciated within the clinical development plan.

NT219 first in human (FIH) studies need to consider primarily safety, particularly since the MOA relates to dual inhibition mechanisms. Within the context of single agent activity, it has been noted that in a variety of studies NT219 may have effect. As such, standard criteria in Phase 1 should be used to assess the agent in this monotherapy context, primarily with respect to safety, and evidence for a signal of biologic relevance.

As a result, the FIH Phase 1 study will evaluate single agent NT219 as a dose escalation, in patients with advanced cancer. Patients will be unselected for this component of the trial (deemed Part A) and will be evaluated for safety as the primary endpoint, and efficacy as a secondary endpoint. The escalation will take the form of a 3+3 standard design, and a course of therapy will be four weeks. Patients will be administered NT219 weekly.

Upon achieving data on the third (of five) dose level, a separate arm of the study will be opened. This will be the combination arm, administering NT219 with cetuximab (Part B). In this arm, patients with advanced cancer, who are eligible for cetuximab therapy (e.g. SCCHN), will receive a combination of the drugs, with NT219 being administered, followed by cetuximab, in a similar course of four weeks. The combination will be evaluated in a similar 3+3 design, always at a lower dose than that administered as a single agent, until/unless Part A completes the highest dose planned (50 mg/kg). These two parts of the study will provide information regarding the safety of NT219 as a single agent and in combination with cetuximab, including the determination of the maximal tolerated dose (MTD), as well as preliminary efficacy of NT219 as a single agent and in combination with cetuximab. It may also provide the impetus for the expansion of the study into a given indication, either as single agent or in combination.

The third portion (Part C) currently planned for the study will include the administration of NT219 at its MTD in combination with standard dose cetuximab in patients with squamous cell carcinoma of the head and neck (SCCHN). This part of the study will evaluate preliminary efficacy and safety in a larger cohort of patients. The planning of the Phase 2 studies will be a function of the data from FIH studies. Currently, there is evidence suggesting myeloproliferative neoplastic disease, as well as colorectal cancer should be assessed as monotherapy in the future. Similarly, based on erb-b pathway relevance, as well as data on the relevant inhibition of the dual pathways being evaluated, besides SCCHN, NSCLC, pancreatic cancer, and melanoma are also candidates for which we are planning future Phase 2 studies.

Competitive Oncology Drugs in Development that Target IRS1/2 or STAT3

While we are not familiar with other molecules which act as dual inhibitors of both IRS1/2 and STAT3, or lead to degradation of IRS1/2, and which are in late stage of development, there are several therapeutic candidates in development which target either upstream target of IRS1/2 as Insulin Like Growth Factor 1 Receptor (IGF1R), such as dalotuzumab (a recombinant humanized monoclonal antibody, developed by Merck & Co for metastatic breast cancer), or target STAT3 such as napabucasin (which is developed by Boston Biomedical and designed to inhibit cancer stem cell pathways), which are currently in Phase 3 clinical trials for metastatic pancreatic and colon cancers. There are also other therapeutic candidates that target these pathways, which are mostly in early stage of development.

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

Combination products manufactured and sold, which are similar to our therapeutic candidate, include:

●	Vimovo®, which was developed by Aralez Pharmaceuticals Inc. (originally Pozen Inc.) and was approved by the FDA in May 2010. Vimovo® is a combination of naproxen and esomeprazole magnesium, marketed by AstraZeneca PLC worldwide (except in the U.S.) and by Horizon Pharma in the U.S., and is designed for treating both pain and preventing gastric ulcer. Vimovo’s® net sales in the U.S. reached $52 million in 2019.

●	Caduet®, a combination of Lipitor® and amlodipine, was originally developed and manufactured by Pfizer and is designated for treating both cholesterol and hypertension, with global sales of $193 million in 2015. It is now a generic drug product.

●	Janumet®, a combination of metformin and sitagliptin, manufactured by Merck & Co. Inc. and designated to treat diabetes, with sales of $2,201 million in 2016.

●	Treximet®, a combination of naproxen and sumatriptan, was originally developed by Aralez Pharmaceuticals Inc. (originally Pozen Inc.) and marketed by Pernix Inc., and designed for relief of headache, pain, and other migraine symptoms, with U.S sales of $66.9 million in 2016.

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

For the development of Consensi™, we performed a double blind, placebo controlled, Phase 3 clinical trial from June 2014 through November 2015 testing the decrease of hypertension in patients receiving the two components of our Consensi™ therapeutic candidate. This trial was performed in the U.K. in four groups of twenty-six (26) to forty-nine (49) patients (a total of 152 patients), with each patient treated over a total period of two weeks. Group One was treated with the two components of Consensi™ (celecoxib and amlodipine besylate), Group Two was treated with a standard drug available in the market for treating hypertension (amlodipine besylate, one of the components of Consensi™), Group Three was treated with celecoxib only, and Group Four received a double placebo.

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

Additional data from the Phase 3 clinical trial of Consensi™ suggested beneficial effects on renal (kidney) function, as compared to negative effects on renal function caused by other NSAIDS.

Subsequently, we completed a Phase 3/4 clinical trial designed to validate and better quantify these potential beneficial renal effects. The trial was designed to explain the synergistic antihypertensive effect, where the reduction in diastolic blood pressure demonstrated with the components of Consensi™ was greater than that observed with amlodipine besylate alone at certain times of the day. Accordingly, we conducted a double blind, placebo controlled, clinical trial intended statistically to demonstrate Consensi™’s effects on renal and vascular function, while providing us with data with respect to Consensi™ in addition to the data of the Phase 3 clinical trial, by utilizing a primary efficacy end-point in the renal function clinical trial comparable to that of the Phase 3 clinical trial. The primary efficacy endpoint of the trial was to show that Consensi™ lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients treated with amlodipine besylate only. Secondary endpoints included various parameters of renal function. In October 2017, we announced that Phase III/IV renal function clinical trial, successfully met its primary efficacy endpoint. Data from the Phase III/IV trial demonstrated that Consensi™ lowered systolic blood pressure a comparable amount to amlodipine besylate, thus meeting the trial’s primary efficacy endpoint of achieving at least 50% of the amlodipine reduction (p=0.019). The study also demonstrated that treatment with Consensi™ led to a statistically significant reduction of serum creatinine, a marker of renal function, from its baseline value (p=0.0005). In contrast, neither amlodipine besylate nor placebo lowered creatinine to a statistically significant level. When comparing the effect of Consensi™ to amlodipine besylate in lowering creatinine, it was found that Consensi™ enhanced the creatinine reduction by an average of 102% over that achieved with amlodipine besylate alone, although there was a slight, but statistically insignificant, increase in the rate of edema in the Consensi™ treatment arm.

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

We recently announced that Coeptis is completing the packaging, release and shipment of Consensi™ to marketing partners, that will begin selling Consensi™ in the U.S. in May 2020. According to our agreement with Coeptis Pharmaceuticals, Kitov is eligible to receive up to $99.5 million milestone, reimbursement payments, and royalties, and we expect to receive aggregate milestone and royalty revenues of between $28 million and $36 million from 2020 through 2022.

The FDA required Important Safety Information for the Consensi™ product is as follows:

Important Safety Information (ISI) for Consensi™

WARNING: RISK OF SERIOUS CARDIOVASCULAR and GASTROINTESTINAL EVENTS

See full prescribing information for complete boxed warning.

CONSENSI contains celecoxib, a nonsteroidal anti-inflammatory drug (NSAID), and amlodipine, a calcium channel blocker (CCB). NSAIDs can cause serious side effects, including:

●	Increased risk of a heart attack or stroke that can lead to death. This risk may happen early in treatment and may increase with duration of use.

●	Do not take CONSENSI right before or after a heart surgery called a “coronary artery bypass graft” (CABG).

●	Avoid taking CONSENSI after a recent heart attack, unless your healthcare provider tells you to. You may have an increased risk of another heart attack if you take NSAIDs after a recent heart attack.

●	NSAID medications, like celecoxib, cause an increased risk of bleeding, ulcers, and tears (perforation) of the esophagus, stomach, and intestines, at any time during treatment, which can occur without warning and may cause death. Elderly patients and patients with a prior history of peptic ulcer disease and/or GI bleeding are at greater risk for serious GI events.

What is the most important information I should know about Consensi?

Consensi contains celecoxib, a nonsteroidal anti-inflammatory drug (NSAID), and amlodipine, a calcium channel blocker (CCB). NSAIDs can cause serious side effects, including:

●	Increased risk of a heart attack or stroke that can lead to death. This risk may happen early in treatment and may increase:

o	with increasing doses of NSAIDs

o	with longer use of NSAIDs

Do not take Consensi right before or after a heart surgery called a “coronary artery bypass graft” (CABG).

Avoid taking Consensi after a recent heart attack, unless your healthcare provider tells you to. You may have an increased risk of another heart attack if you take NSAIDs after a recent heart attack.

●	Increased risk of bleeding, ulcers, and tears (perforation) of the esophagus (tube leading from the mouth to the stomach), stomach, and intestines:

o	anytime during use

o	without warning symptoms

o	that may cause death

The risk of getting an ulcer or bleeding increases with:

o	past history of stomach ulcers, or stomach or intestinal bleeding with use of NSAIDs

o	taking medicines called “corticosteroids”, “antiplatelet drugs”, “anticoagulants”, “selective serotonin reuptake inhibitors (SSRIs)”, or “serotonin norepinephrine reuptake inhibitors (SNRIs)”

o	increasing doses of NSAIDs	o	older age

o	longer use of NSAIDs	o	poor health

o	smoking	o	advanced liver disease

o	drinking alcohol	o	bleeding problems

You should not take other medicines that contain NSAIDs or salicylates during treatment with Consensi because of increased risk of stomach problems. Taking other medicines that contain NSAIDs or salicylates during treatment with Consensi will not provide increased relief of symptoms of osteoarthritis.

Consensi should only be used:

●	exactly as prescribed

●	at the lowest dose possible for your treatment

●	for the shortest time needed

Who should not take Consensi?

Do not take Consensi:

●	if you are allergic to amlodipine, celecoxib or any of the inactive ingredients in Consensi.

●	if you have had an asthma attack, hives, or other allergic reaction with aspirin or any other NSAIDs.

●	right before or after heart bypass surgery.

●	if you have had an allergic reaction to sulfonamides.

Before taking Consensi, tell your healthcare provider about all your medical conditions, including if you:

●	have heart problems.

●	have liver or kidney problems.

●	have asthma.

●	are pregnant or plan to become pregnant. Talk to your healthcare provider if you are considering taking Consensi during pregnancy. You should not take Consensi after 29 weeks of pregnancy.

●	are breastfeeding or plan to breastfeed. Consensi can pass into your breast milk. It is not known if Consensi will harm your baby. Talk with your healthcare provider about the best way to feed your baby if you take Consensi.

Tell your healthcare provider about all the medicines you take, including prescription and over-the-counter medicines, vitamins, or herbal supplements. Consensi® and some other medicines can interact with each other and cause serious side effects. Do not start taking any new medicine without talking to your healthcare provider first.

What are the possible side effects of Consensi?

Consensi can cause serious side effects, including:

●	liver problems, including liver failure

●	worsening chest pain (angina) or heart attack, particularly in people with severe obstructive coronary artery disease

●	heart failure

●	swelling of your arms, legs, hands and feet (peripheral edema) is common with Consensi but can sometimes be serious.

●	kidney problems, including kidney failure

●	increased potassium levels (hyperkalemia)

●	life-threatening allergic reactions

●	life-threatening skin reactions

●	low red blood cells (anemia)

See “What is the most important information I should know about Consensi?” for further detail regarding serious side effects.

Your healthcare provider will monitor your blood pressure and do blood tests to check you for side effects during treatment with Consensi.

Consensi may cause fertility problems in females that is reversible when treatment with Consensi is stopped. Talk to your healthcare provider if this is a concern for you.

The most common side effects of Consensi include:

●	swelling of the arms, legs, hands, and feet	●	headache

●	joint swelling	●	frequent urination

●	dizziness	●	hot or warm feeling in your face (flushing)

●	stomach pain	●	gas

●	diarrhea	●	tiredness

●	heartburn	●	extreme sleepiness

Get emergency help right away if you get any of the following symptoms:

●	shortness of breath or trouble breathing	●	slurred speech

●	chest pain	●	swelling of the face or throat

●	weakness in one part or side of your body

Stop taking Consensi and call your healthcare provider right away if you get any of the following symptoms:

●	nausea	●	there is blood in your bowel movement or it is black and sticky like tar

●	more tired or weaker than usual	●	unusual weight gain

●	diarrhea	●	your skin or eyes look yellow

●	itching	●	skin rash or blisters with fever

●	indigestion or stomach pain	●	swelling of the arms, legs, hands and feet

●	flu-like symptoms

●	vomit blood

These are not all the possible side effects of Consensi.

Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088 or www.fda.gov/medwatch. You may also report side effects to Burke Therapeutics, LLC at 1-866-275-1264.

Please see Full Prescribing Information, including BOXED WARNING, and Medication Guide.

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

License Agreement for Territory of South Korea

On March 8, 2017, we announced that the Company signed a definitive License Agreement Consensi™, for the territory of South Korea, with Kuhnil Pharmaceutical Co., Ltd. (“Kuhnil”), a South Korean pharmaceutical company. Upon receipt of marketing authorization in South Korea, Kuhnil will have the exclusive right and license to manufacture, distribute and sell Consensi™ in South Korea. Kuhnil will be responsible for seeking regulatory approval for Consensi™ in South Korea. Under the terms of the license agreement, Kitov is entitled to receive milestone payments upon achievement of certain predefined regulatory milestones, as well as double digit royalties in a range between ten and twenty percent of net sales. The initial term of the definitive agreement with Kuhnil is for ten years from the date of first commercial sale and shall automatically renew for an additional one-year term. The filling for marketing authorization with the South Korean regulatory authorities is pending the completion of the manufacturing process validation and commercial launch in South Korea is now estimated to take place in 2021.

Commercialization Agreement for China

In May 2018 we signed a definitive License, Development and Commercialization Agreement for Consensi™ for the territory of China with Hebei Changshan Biochemical Pharmaceutical Co., Ltd. (Changshan Pharma), a Chinese public company traded on the Shenzhen Stock Exchange. Upon receipt of marketing authorization in China, Changshan Pharma will have the exclusive right and license to import, manufacture, distribute and sell Consensi™ in China, Taiwan, Hong Kong and Macao. Changshan Pharma will be responsible for seeking marketing authorization in China for Consensi™ in China. Under the terms of the agreement, we are entitled to receive up to an aggregate of $3.5 million, of which $1 million was paid to us following FDA approval of Consensi™ and $2.5 million will become payable upon achievement of certain regulatory milestones in China; up to an aggregate of $6.0 million for predefined commercial milestones; and up to 12% royalties on net sales. The initial term of the definitive agreement with Changshan Pharma is for ten years from the date of first commercial sale and shall automatically renew for additional one-year terms. Changshan Pharma are preparing the Chinese NDA for submission in the second half of 2020.

Commercialization Agreement for United States

In January 2019, we entered into an exclusive marketing and distribution agreement with Coeptis for the commercialization of Consensi™ in the U.S. market. The agreement was amended in October 2019. Under the terms of the amended agreement we will receive 20% in royalties on net sales of Consensi™ with minimum royalties of $4.5M over 3 years. In addition, we are entitled to receive up to $99.5M in milestone and reimbursement payments, of which $2.5M was already received, and an additional $1M is due following the first commercial sale of Consensi™ in the U.S. and $96M which is subject to certain pre-defined commercial milestones. The agreement is for a term of fifteen years and may be extended for additional two-year terms, and includes customary provisions, as well as certain residual rights and obligations of the parties following termination.

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

Oncology Segment - FameWave

Patents

FameWave’s patent and patent application portfolio, covering the entire CEACAM1 antibody termed CM24 and other antibodies and uses thereof, includes five patent families, covering anti CEACAM1 antibodies and their uses in the treatment of cancer diseases.

●	Patent Family 1 was filed on April 29, 2010 (PCT filing date). The priority date is April 30, 2009. The invention described in this family, relates to anti-human CEACAM1 antibodies, hybridoma cells producing these antibodies and methods of using the antibodies. A United States (US 8,598,322) patent as well as European (EP 2424896) national phase counterparts are now granted, as well as patents in Australia (2010243211), China (ZL201080029465X), Hong Kong (HK1167264), Israel (215677), Japan (5726170), Korea (10-1875227) and Russia (2598710), all of which have a maximum term of April 28, 2030 (each not including any available patent term extension (PTE). The European patent was validated in Austria; Belgium; Czech Republic; France; Germany; Ireland; Italy; The Netherlands; Poland; Spain; Switzerland; Turkey and United Kingdom. A patent application pending in Canada is expected to be granted in 2020.

●

Patent Family 2 was filed on July 21, 2010 (PCT filing date). The priority date is July 21, 2009.

The invention described in this family, relates to method of diagnosing melanoma or monitoring progression of melanoma, the method comprising determining a level of human CEACAM1 on isolated lymphocytes of a human subject in need thereof, wherein an upregulation of said level of CEACAM1 above a predetermined threshold is indicative of melanoma or stage thereof in said subject. Patents were granted in Israel (217182), Australia (2010274581) and Europe (EP 2457089). The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France and Switzerland. All granted patents have a maximum term of July 20, 2030, (each not including any available PTE).

●	Patent Family 3 was filed on October 10, 2012 (PCT filing date). The priority date is October 11, 2011. The invention described in this family, provides antibodies, in particular chimeric antibodies, as well as molecules having at least the antigen-binding portion of an antibody, against the human protein CEACAM1. Disclosed antibodies and antibody fragments are characterized by comprising specific CDR sequences. Methods of production and use in therapy and diagnosis, of such antibodies and antibody fragments are also provided. A United States (US 9,771,431) patent as well as European (EP 2744829) national phase counterparts are now granted and divisional applications are pending. The European patent was validated in Germany, France, Spain, Italy, United Kingdom, Ireland, The Netherlands, Poland, Lithuania, Latvia, Sweden, Belgium, and Switzerland. Patents were also granted in Australia (2012322272), China (ZL201280049869), Hong Kong (1199646), India (333297), Israel (231931), Japan (6170926) and Russia (2650869). The patents of this family have a maximum term of October 9, 2032, except of the US patent that received a patent term adjustment of 119 days and has an expiry date of May 22, 2030 (each not including any available patent term extension (PTE). Patent applications are also pending in Brazil, Canada and Korea.

●

Patent Family 4 was filed on November 25, 2014 (PCT filing date). The priority date is November 25, 2013. The invention described in this family provides compositions comprising anti-human CEACAM1 antibodies, compositions comprising antibodies capable of inhibiting or blocking the interaction between PD-1 and its ligands, and methods for their combined use in treating cancer.

Patents have been granted in the United States (US 10081679) and Russia (2697522) and allowed in Europe (3074035), Australia and China. These patents have a maximum term of November 24, 2034 (each not including any available patent term extension (PTE). Patent applications are pending in Japan and Mexico.

●

Patent Family 5 was filed on April 27, 2015 (PCT filing date). The earliest priority date is April 27, 2014. The invention described in this family provides humanized antibodies, capable of specific binding to human CEACAM1 molecules containing human-to-murine back-mutations in non-CDR variable regions, and their encoding polynucleotide sequences are provided. Pharmaceutical compositions comprising these antibodies as well as methods of their use in treating and diagnosing cancer and other conditions are also provided. Patents have been granted in the United States (US 10,550,196) and Mexico (366359) with a maximum term of April 26, 2035 (not including any available patent term extension (PTE) while applications are pending in other territories and countries, including a pending divisional application in the United States.

License Agreement from Tel HaShomer

On April 16, 2012, cCAM entered into a license agreement with THM, and Ramot at Tel Aviv University Ltd. (“Ramot”) which was effective as of May 25, 2010, pursuant to which THM and Ramot granted cCAM a worldwide, royalty-bearing, exclusive license to develop, manufacture, produce, market and sell any biopharmaceutical product and/or diagnostic product using patents and inventions owned by THM and Ramot in connection with uses of the glycoprotein CEACAM1 (the “THM License Agreement”). The THM License Agreement was subsequently amended in 2013 and in 2015.

In conjunction with the closing of the reversion agreement amongst MSD, cCAM and FameWave, the parties executed an Assignment and Assumption Agreement by and between FameWave and cCAM (an MSD subsidiary), according to which cCAM assigned to FameWave all its rights, title and interest in, to and under the License Agreement, which Assignment and Assumption Agreement was countersigned by each of Ramot and THM, as a condition for closing of such reversion agreement (defined as the transfer of those certain assets from cCAM and MSD to FameWave).

Under the terms of the THM License Agreement, THM and Ramot retain ownership of the licensed information (defined as the patents and inventions licensed under the License Agreement). However, FameWave will own all rights to any data and information created and/or generated by cCAM and subsequently by FameWave, whether or not its development is based on the licensed information, including any proprietary intellectual or industrial property rights. FameWave and THM and/or Ramot will jointly own all rights to any data and information mutually created and/or generated by FameWave together with THS/Ramot/Sheba employees or agents, or TAU’s students, employees or agents.

FameWave has the right to grant sub-licenses to third parties in accordance with the terms set forth in the THM License Agreement. THM and Ramot retain the right to use the licensed information solely for academic and/or scholarly purposes, provided that such use does not harm and/or expose FameWave’s confidential information.

In consideration for the license grant, FameWave agreed to pay to THM an annual license fee, royalties based on a percentage of “Net Sales”, a percentage of the sales-based sublicense fees, and a percentage of the sublicense fees. Additionally, FameWave has undertaken to pay certain milestone payments and a percentage of all consideration received by FameWave or its shareholders as a result of or in connection with an exit event (as defined). Finally, THM also received an assignable warrant to purchase, upon the closing of an IPO of FameWave, ordinary shares of FameWave, at a price equal to a certain percentage of the forecast initial market value of FameWave for each share as was determined, prior to the IPO, for the purpose of the IPO.

FameWave agreed to bear sole responsibility and payment obligations for any damage caused by or on behalf of FameWave or any sublicensee as a result of or in connection with the THM License Agreement and/or the exercise of the license. FameWave is also required to indemnify THM, Sheba, TAU and Ramot, and their respective employees, agents and representatives, from and against any and all loss, liability, claims, damages and expenses (including legal costs and attorneys’ fees) of whatever kind or nature by a third party that arise out of and/or result from the THM License Agreement and/or the exercise of the license, or to the extent that they are based on a claim that the licensed information, the products or other material produced by FameWave infringes any third party’s intellectual property rights including copyright, trade secret, patent, or trademark.

According the THM License Agreement, FameWave undertook to develop, manufacture, sell and market products pursuant to the milestones and time schedule attached to the THM License Agreement. FameWave is required to bear all costs and fees incurred prior to and during the term of the THM License Agreement, in connection with the preparation, filing, maintenance, prosecution and the like of any patents deemed necessary to protect the licensed information, and in case of third party infringement, FameWave is obligated, at its expense, to institute, prosecute and control any action or proceeding with respect to such infringement.

THM is entitled to appoint an observer to FameWave’s board of directors who has all the rights of any other director of FameWave save for the right to vote. To date, THM has not acted on this right.

FameWave has agreed to purchase and maintain, at its own expense, insurance which covers its liability pursuant to the THM License Agreement, in its name and naming the indemnified parties as additional insured parties.

The term of the THM License Agreement continues on a product-by-product and country-by-country basis, until the later of (i) the date of expiry of the last of the licensed patents in such country; or (ii) the expiry of a period of 15 years from the first commercial sale in such country.

THM and Ramot may terminate the THM License Agreement and/or the license if (i) the first commercial sale of the product has not been made within 2 years from FDA or CE marketing approval; (ii) FameWave breaches any of its obligations under the THM License Agreement and such breach is not cured within 60-90 days, depending on the materiality of the breach; (iii) FameWave breaches any of FameWave’s obligations under the THM License Agreement, and such breach remains uncured for 90 days after written notice; (iv) FameWave becomes insolvent, or petitions are filed against it under insolvency laws; (v) FameWave has ceased to carry on business as an ongoing concern; or (vi) FameWave has challenged, challenges, or causes any third party to challenge, the intellectual property rights or other rights or THM or Ramot to the licensed information anywhere in the world.

Upon termination of the THM License Agreement, other than due to expiration of the THM License Agreement, all rights granted to FameWace revert to THM and Ramot and FameWave will not be entitled to make any further use in the licensed information. The THM License Agreement is governed by the laws of the State of Israel.

Oncology Segment - TyrNovo

Patents

TyrNovo’s patent and patent application portfolio, covering NT219 and other compounds, includes six patent families, covering compounds that modulate protein kinase signaling and their use in treatment of protein kinase related disorders, including cancer and neurodegenerative disorders.

●	Patent Family 1 was filed on December 4, 2007 (PCT filing date). The priority date is December 4, 2006. This family is directed to compounds modulating the insulin like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. National phase counterparts exist in Europe (EP 2125712) and the United States (US 8,058,309), both of which are now granted. EP 2125712 has a maximum term of December 4, 2027, while US 8,058,309 has a maximum term of April 5, 2028 (each not including any available patent term extension (PTE)). The European patent was validated in France, Germany, Switzerland and the United Kingdom.

●	Patent Family 2 was filed on June 7, 2009 (PCT filing date). The priority date is June 5, 2008. This family is also directed to compounds modulating the insulin like growth factor receptor signaling, and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. This patent family specifically discloses and claims NT-219. National phase counterparts exist in Europe (EP 2285774), the United States (US 8,637,575) and Israel (IL 209638), all of which are now granted. EP 2285774 and IL 209638 have a maximum term of June 7, 2029, while US 8,637,575 has a maximum term of April 5, 2028 (each not including any available PTE). The European patent was validated in France, Germany, Italy, Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 3 was filed on December 27, 2011 (PCT filing date). The priority date is December 27, 2010. This family is directed to compounds having a benzo[e][1,3]thiazin-7-one core, and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. National phase counterparts exist in Europe (EP 2658847) and the United States (US 9,073,880), both of which are now granted. EP 2658847 has a maximum term of December 27, 2031, while US 9,073,880 has a maximum term of April 9, 2032 (each not including any available PTE). The European patent was validated in France, Germany, Italy, Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 4 was filed on July 13, 2014 (PCT filing date). The priority date is July 14, 2013. This family is directed to use of the compounds disclosed in Patent Families 1-3, for the treatment of neurodegenerative diseases, including Alzheimer’s disease. National phase applications were filed in Europe (EP 3021944), the United States (US 9,770,454 and its divisional US 10,188,659) and Israel (IL 243566), all of which are now granted. Any patent issuing from this patent family will have a maximum patent term of July 13, 2034. The European patent is being validated in France, Germany, Netherlands, Sweden, Switzerland and Sweden.

●	Patent Family 5 was filed on February 4, 2016 (PCT filing date). The earliest priority date is February 5, 2015. This family is directed to combinations of the compounds disclosed in Patent Families 1-3, acting as dual modulators of Insulin Receptor Substrate (IRS) and signal transducer and activator of transcription 3 (STAT3), with various targeted drug families (inhibitors of Epidermal Growth Factor Receptor (EGFR), mammalian target of rapamycin (mTOR); mitogen-activated protein kinase (MEK) or mutated B-Raf), as well as chemotherapeutic agents (Gemcitabine, 5-FU, Irinotecan and Oxaliplatin), and use of such combinations for the treatment of cancer. The combinations can be used to treat tumors that have developed resistance to these anti-cancer drugs, to prevent acquired resistance of a tumor to these drugs, or to prevent tumor recurrence following cease of treatment with these drugs. The invention further relates to the treatment of cancer using combination therapy comprising a dual modulator of IRS and STAT3, in combination with an immunotherapy agent, and can be used to sensitize a tumor to immunotherapy. National phase applications were filed in Australia (AU2016213972), Brazil (BR112017016776), Canada (CA2975673), China (CN107250108), Europe (EP3253733), India, Israel, Japan (JP2018504418), Korea (KR20170109589), and the United States (US 2018/0028475). Application numbers provided for published applications only. The European application has been allowed, and the other applications are pending. Some have entered substantive examination. Any patent issuing from these applications will have a maximum patent term of February 4, 2036.

●	Patent Family 6 was filed on November 16, 2017 (PCT filing date). There is no earlier priority date. This family is directed to specific combinations of the compounds disclosed in Patent Families 1 through 3 above, acting as dual modulators of certain anti-cancer mechanisms. The published PCT application is currently pending. The due date for national phase entry is May 16, 2020. Any patent issuing from these applications will have a maximum patent term of November 16, 2037.

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

On May 30, 2017 the USPTO issued patent #9,662,315 covering an oral dosage composition which includes both celecoxib and amlodipine. This patent was a divisional of the ’837 patent and its term will run until May 22, 2029.

On July 6, 2017, we filed a U.S. provisional application in partnership with Dexcel, Ltd. which is related to pharmaceutical formulations of celecoxib and amlodipine and methods of preparing the same. An international application based on the U.S. provisional application was filed on July 4, 2018 and a National Stage Application was filed in China. A U.S. nonprovisional application was filed on June 14, 2018 based on the U.S. provisional application and U.S. Patent 10, 350,171 was issued from this application on July 16, 2019. This patent covers methods of preparing a pharmaceutical composition comprising celecoxib and amlodipine. A continuation application was filed on May 31, 2019 and prosecution is currently ongoing.

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

Section 505(b)(2) New Drug Applications

With respect to applications for therapeutic candidates that comprise APIs of one or more previously approved drug products a drug sponsor may file a 505(b)(2) NDA, instead of a “stand-alone” or “full” NDA: a 505(b)(1) NDA. Section 505(b)(2) of the Food, Drug, and Cosmetic Act, or FDC, was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Since the studies or clinical trials have already been successfully performed and reviewed by the FDA, the 505(b)(2) NDA can expedite the approval process. Generally, the application is typically used for drug approval to treat new indications of a previously approved drug or new formulations of previously-approved products. Some examples of products that may be allowed to follow a 505(b)(2) path to approval are drugs that have a new dosage form, strength, route of administration, formulation or indication.

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

Section 505(b)(1) New Drug Applications

A Section 505(b)(1) NDA or BLA, known as the “full NDA or BLA,” is an application that contains full reports of investigations of safety and efficacy performed by the drug sponsor. CM24 and NT219 are not a combination therapeutic candidate or a therapeutic candidate that is comprised of an API that has already undergone some or all necessary human clinical trials in another therapeutic candidate. Therefore, if CM24 or NT219 are approved for human clinical trials by the FDA or any foreign regulatory agency, and shows adequate safety and efficacy data in human clinical trials, we anticipate that CM24 and NT219 will require a 505(b)(1) BLA or NDA.

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

European Regulatory Authorities

In the event that we wish to perform trials in Europe or market or sell our ConsensiTM therapeutic candidate in Europe, we must apply to an applicable country’s regulatory authorities with a request to approve our therapeutic candidates according to the Mutual Recognition Procedure (MRP), which is a procedure applied by European Directive No. 2001/83/EC that enables access to medicinal products (drugs) in 27 countries of the European Union. The MRP approval process requires the applicant to receive approval in one of the EU countries and then apply for recognition of the other member countries to acknowledge the approval within their territory. While the Company engaged an external consultant to assist the Company in applying for regulatory approval of Consensi™ in Europe, EU regulatory authorities have indicated to us that because of the differences between EU regulations and FDA regulations regarding combination products, it would be more difficult to obtain marketing approval in the EU than in the U.S. We do not anticipate submitting a marketing application for ConsensiTM to any EU countries in the immediate future. Other therapeutic candidates, such as NT219 or CM-24, may be approved through either the MRP or through the Centralized Process in which a single application provides approval for all EU member states.

The Israeli Ministry of Health

Our operations are subject to permits from the Israeli Ministry of Health on two levels:

First, pertaining to the import of drugs and/or raw materials, we are required to apply to the Ministry of Health for approval from its medical accessories and devices unit (AMR).

Second, pertaining to research and development, when we conduct trials in human in Israel, the trials will be subject to the approval of the Helsinki Committee, which acts by force of the Public Health Regulations (Trials in Human Beings), 1980 (Trials in Human Subjects Regulations) and according to the guidelines of the Helsinki declaration, or any other approval required by the Ministry of Health. According to the Trials in Human Beings Regulations, the Helsinki Committee must plan and approve every experimental process that involves human beings. The Helsinki Committee is an institutional committee that acts in the medical institution in Israel where the trial is performed and is the party that approves and supervises the entire trial process. In practice, the physician, who is the chief researcher, submits an application trial protocol to the committee that includes, among other documents also the investigator brochure, clinical trial protocol and the informed consent form, on behalf of the requesting party. The committee forwards its decisions regarding the requests for medical trials that were approved by the committee to the manager of the medical institute and the manager has the authority to approve the requests without additional approval of the Ministry of Health. According to the procedure for medical trials in human beings of the Ministry of Health, the Helsinki Committee will not approve performance of a medical trial, unless it is absolutely convinced that the following conditions, among others, are fulfilled: (a) the expected benefits for the participant in the medical trial and to the requesting party justify the risk and the inconvenience involved in the medical trial to its participant; (b) the available medical and scientific information justifies the performance to the requested medical trial; (c) the medical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed and precise manner in the protocol of the medical trial, conforming with the Helsinki principles declaration; (d) the risk to the participant in the medical trial is as minimal as possible; (e) optimal monitoring and follow-up of the participant in the medical trial; (f) the initiator, the chief researcher and the medical institute are capable and undertake to allocate the resources required for adequate execution of the medical trial, including qualified personnel and required equipment; (g) the principal investigator, the secondary investigator have the appropriate training in the conduct of clinical trials and have necessary professional experience in conducting such said clinical trials; the investigators will follow GCP guidelines, the MOH and local SOPs; and (h) the nature of the commercial agreement with the chief researcher and the medical institute does not impair the adequate performance of the medical trial.

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

After a drug is approved for marketing and enters the marketplace, numerous regulatory requirements continue to apply. These include, but are not limited to:

●	cGMP guidance for APIs and 21 CFR §§ 210, 211 regulations, both observed by the FDA, require manufacturers, including third party manufacturers, to follow stringent requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product;

●	labeling regulations and the FDA prohibitions against the promotion of drugs for unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the drug;

●	approval of product modifications or use of a drug for an indication other than approved in an NDA and/or BLA;

●	adverse drug experience regulations, which require us to report information on adverse events during pre-market testing;

●	post-market testing and surveillance requirements, including Phase IV trials, when necessary to protect the public health or to provide additional safety and effectiveness data for the drug; and

●	the FDA’s recall authority, whereby it can ask, or under certain conditions order, drug manufacturers to recall from the market a product that is in violation of governing laws and regulation. After a drug receives approval, any modification in conditions of use, active ingredient(s), route of administration, dosage form, strength or bioavailability, will require a new approval, for which it may be possible to submit a 505(b)(2), accompanied by additional clinical data necessary to demonstrate the safety and effectiveness of the product with the proposed changes. Additional clinical studies may be required for proposed changes.

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

Reimbursement in the U.S.

Sales of our Consensi™ drug product and our oncology therapeutic candidates and other therapeutic candidates, if approved, in the United States may depend, in part, on the extent to which the costs of the approved products will be covered by third-party payers, such as government health programs, commercial insurance and managed health care organizations. These third-party payers are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. Our Consensi™ drug product has not yet received reimbursement from government or other third party payers. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payers do not consider our drug products to be cost-effective compared to other available therapies, they may not cover our Consensi™ drug product or therapeutic candidates, if approved, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drug products on a profitable basis.

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

The Patient Protection and Affordable Care Act

In 2010, President Obama signed into law the Healthcare Reform Law, which resulted in sweeping changes across the U.S. health care industry. One of the primary goals of this comprehensive legislation was to extend health insurance coverage to currently uninsured legal U.S. residents through a combination of public program expansion and private sector health insurance reforms. To fund the expansion of insurance coverage, the Healthcare Reform Law contains measures designed to promote quality and cost efficiency in health care delivery and to generate budgetary savings in the Medicare and Medicaid programs, as well as enhance remedies for fraud and abuse enforcement. The Healthcare Reform Law’s provisions are designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. Through modified reimbursement rates and other incentives, the U.S. government is requiring that providers identify the most cost-effective services, supplies and pharmaceuticals. This environment has caused changes in the purchasing habits of providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our Consensi™ drug product or our oncology therapeutic candidates, if approved, being chosen less frequently or the pricing being substantially lowered. Additionally, the Healthcare Reform Law is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. The Healthcare Reform Law also includes significant provisions that encourage state and federal law enforcement agencies to increase activities related to preventing, detecting and prosecuting those who commit fraud, waste and abuse in federal healthcare programs, including Medicare, Medicaid and Tricare. Since the enactment of the Healthcare Reform Law, numerous regulations have been issued providing further guidance on its requirements. Some of the provisions of the Healthcare Reform Law have not yet been fully implemented, and certain provisions have been subject to judicial and Congressional challenges. It is unlikely that these issues will be resolved before the next presidential election in November 2020. The current administration may seek to pass additional reform measures before the upcoming election. We cannot predict the outcome of the election, nor can we predict the healthcare-reform-related initiatives that the newly elected (or re-elected, as applicable) administration will put forth thereafter. There is no way to know whether, and to what extent, if any, the Healthcare Reform Law will remain in-effect in the future, and it is unclear how judicial decisions, subsequent appeals, election-related measures, or other efforts to repeal and replace or, possibly, to restore the Healthcare Reform Law will impact the U.S. healthcare industry or our business.

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

Our corporate structure consists of Kitov Pharma Ltd., incorporated in the State of Israel, our wholly owned subsidiaries, FameWave Ltd. and Kitov USA Inc. (currently inactive) and our majority owned subsidiary TyrNovo Ltd., of which we own approximately 98.47% of its shares.

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

All of our facilities are leased, and we do not own any real property. The principal executive offices for Kitov Pharma, TyrNovo and FameWave are in a commercial office building located in the Round Tower in the Azrieli Center, Tel-Aviv, Israel. Our current office space of approximately 300 square meters is subject to a 60-month lease which commenced on January 1, 2015. with an option to extend such lease for additional 60 months. We have no material tangible fixed assets apart from the properties described above. We believe our facilities are adequate and suitable for our current needs.

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

We are a clinical-stage company focusing on advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, to create successful long-lasting treatments for people with cancer. Kitov’s oncology pipeline includes NT-219 and CM-24. NT-219 is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 in combination with cetuximab as a third-line or second-line treatment option for the treatment of recurrent and metastatic squamous cell carcinoma of head & neck cancer (SCCHN), as well as a single agent monotherapy treatment in patients with advanced solid tumors. CM-24 is a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov will advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors for the treatment of non-small cell lung cancer (NSCLC). Kitov has entered into a clinical collaboration agreement with Bristol Myers Squibb (NYSE: BMY) for the planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®). Kitov is also the owner of Consensi™, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension which was approved by the FDA for marketing in the U.S in May 2018 and is expected to be launched in the U.S. during 2020 by its partner Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi in China and South Korea. The company is headquartered in Tel Aviv, Israel.

CM-24 is a clinical-stage monoclonal antibody blocking CEACAM1, a well-validated target which is highly expressed in many solid tumors as well as on immune cells and plays a pivotal role in the immune system by blocking immune cells’ access to tumors by CEACAM1-CEACAM1 and CEACAM1-CEACAM5 interaction. CEACAM1 was also shown to regulate TIM3 which induce immune fatigue. This unique mechanism of action positions CM-24 with a differentiated inhibitor of a multi-role immune checkpoint. In a monotherapy phase 1 study, CM-24 demonstrated safety and efficacy with standard dose in about 30% of patients.

NT219 therapeutic candidate targets cancer pathways IRS1/2 and STAT3 and as shown activity in preclinical studies as monotherapy as well in combination and would be developed as stand-alone and in combination with other cancer drugs or treatments. The NT219 technology has been tested in a number of PDX models where human cancer cells are taken and transplanted into mice and then used to test various cancer drugs. NT219 has been tested against and in combination with various classes of cancer drugs that have been recently developed as well as older standard chemotherapy.

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

Now that Consensi™ has been approved for marketing in the United States and that we have executed a marketing and distribution agreement for the commercialization of Consensi™ in the United States, China and South Korea, we intend to shift the focus of our clinical and regulatory teams to our oncology pipeline currently in development for various oncology indications. Based on our current development plans, we expect to initiate a clinical study for NT219 during the first half of 2020 and to initiate clinical study for CM24 during the second half of 2020.

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

Key elements of our strategy are to:

●	Focus on oncology therapeutic assets for treatment of unmet medical need and having a significant market opportunity;

●	leverage our expertise in the clinical and regulatory processes in the United States, together with our research and development capabilities and network of professional advisors, to efficiently develop drug candidates in clinical stages of development and achieve marketing authorization;

●	expand our line of therapeutic candidates through the acquisition or in-licensing of technologies, products and drugs focused in oncology space and intended to meet clinical needs

●	cooperate with third parties to both develop and commercialize therapeutic candidates in order to share costs and leverage the expertise of others; and

●	Secure sufficient funds for the performance of acquisitions and development programs

History of Losses

Since commencement of our pharmaceutical research and development operations, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and will need to obtain additional funds to further develop our research and development programs. As of December 31, 2019, we had an accumulated deficit of approximately $49.5 million.

We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and to raise additional capital in the future through either debt or equity financing. We believe our existing working capital will be sufficient to meet our present requirements through at least the next twelve months.

Components of Statement of Operations

Revenues

We began to generate revenues in 2017 for upfront and milestones achieved under our commercialization agreements for Consensi in South Korea and China and beginning in 2019 also in the USA. Our agreement with our commercialization partners includes additional regulatory and sales related milestone payments as well as future royalties on sales. We cannot predict the timing of meeting those milestones and receiving the related milestone payments and royalty payments, if any.

Effective as of January 1, 2018, we adopted the IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) which provides new guidance on revenue recognition.

Research and Development Expenses

Our research and development costs comprise of basic scientific research, pre-clinical studies, CMC development, clinical studies, post marketing commitments and medical research. Our research and development team combine of clinical and regulatory development expertise mainly in the United States and Israel and the research and development capabilities of our scientists in Israel. During the years 2014 through 2019, we focused on the clinical development, CMC development and regulatory activities related to Consensi, and since 2017 we also expanded into research and development of NT219, including pre-clinical development, mechanism of action research and CMC development. A significant portion of our research and development activities, including our preclinical and clinical studies, are performed through subcontractors such as clinical research organizations (CROs) and third-party manufacturers. Our non-GLP preclinical models are performed mainly by our employees in rented labs or at subcontractors’ labs.

Our research and development expenses may fluctuate depending on the scope and timing of certain high-expense activities such as clinical trials. For example, from 2014 through the first half of 2018, we performed Phase III and Phase III/IV clinical trials in connection with Consensi™ that increased our research and development costs. We intend to initiate a clinical study for CM-24 & NT219 in 2020, subject to IND approval, which may again increase our research and development expenses in 2020 and beyond.

Research and development expenses also include compensation for our employees and consultants for medical, regulatory and development work. Our research and development staff currently consists of 5 full-time employees, which we may expand as we expand our research and development activities including clinical trials.

We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

From the commencement of the pharmaceutical research and development activities of Kitov Pharma in 2011 through December 31, 2019, and of TyrNovo from January 2017 through December 31, 2019, we have incurred research and development expenses of approximately $22.6 million. Set forth below is a summary of the research and development costs for the years ended December 31, 2019, 2018 and 2017. Virtually all of the costs were incurred in connection with the development of Consensi™ and, subsequent to the acquisition of TyrNovo in January 2017, in connection with the development of NT219.

	Year Ended December 31
	2019	2018	2017	Total
	(U.S. dollars in thousands)
Total research and development expenses	2,674	5,268	4,640	12,582

In addition to the major cost of pre-clinical studies, clinical trials, and CMC development, research and development expenses include consulting expenses for regulatory and project management work required for development of our therapeutic candidate portfolio. Set forth below is a summary of our research and development expenses based on the type of expenditure.

	Year Ended December 31
	2019	2018	2017
	(U.S. dollars in thousands)
Payroll expenses – mainly related party	1,012	933	969
Share-based payments	238	546	709
Sub-contractors	1,423	3,789	2,962

	2,674	5,268	4,640

In April 2014, we entered into an agreement with Dexcel for the development of the drug formulation for Consensi™ and its manufacture in quantities sufficient to support the filing of an NDA with the FDA. We therefore began incurring costs in 2014 through 2019 for the development of the drug formulation for Consensi™.

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

Adjusted operating loss

Adjusted operating loss is defined as operating loss, plus non-cash share-based compensation expenses. Our management believes that excluding non-cash charges related to share-based compensation provides useful information to investors because of its non-cash nature, varying available valuation methodologies among companies and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance, which may obscure trends in our core operating performance. We present adjusted operating loss because we use this non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes this non-IFRS financial measure is useful to investors because: (1) it allows for greater transparency with respect to key metrics used by management in its financial and operational decision-making; and (2) it exclude the impact of non-cash item that is not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the item described above, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described above. Accordingly, unless otherwise stated, the exclusion of this and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. Adjusted operating loss is not a recognized term under IFRS and do not purport to be an alternative to IFRS net operating loss as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted operating loss may not be comparable to other similarly titled measures of other companies.

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

During 2019, the company's warrants issued in 2018 and 2019 were registered and therefore they were reclassified from financial liabilities to equity in their fair value using Black & Scholes valuation method.

Assessment of Probability of contingent liabilities

The company makes assessments whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company.

Accounting Treatment of FameWave Acquisition

Based on a preliminary assessment, we concluded that the acquisition of FameWave should be accounted for as an asset acquisition by us rather than as a business combination under IFRS 3, Business Combinations. The acquisition should be accounted for as an asset acquisition because substantially all of the fair value of the assets being acquired are concentrated in a group of assets to be acquired by FameWave prior to or concurrent with the consummation of the Transaction. Furthermore, the acquired assets did not have outputs or employees. The assets acquired by us under the Acquisition Agreement include a license, other associated intellectual property, documentation and records, and drug materials but the purchase price has not been allocated yet. The acquisition closed on January 7, 2020.

A.	Operating Results

Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018

Revenues

As from January 1, 2018 we applied IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) which provides new guidance on revenue recognition. Total revenues for each of 2019 and 2018 were $ 1 million.

The revenues for the year ended December 31, 2019, consisted of the first milestone payment related to ConensiTM commercialization agreement with Coeptis Pharmaceuticals. The 2018 revenue is for upfront fees and milestones achieved under our commercialization agreements for Consensi™ in China. Our agreements with our commercialization partners include additional regulatory and sales related achievement milestones as well as future royalties on sales.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2019 were $2.7 million, a decrease of $2.6 million, or 49.3%, compared to $5.3 million for the year ended December 31, 2018. The decrease in research and development expenses resulted primarily from a decrease in costs related to the clinical development of ConsensiTM following U.S. Food and Drug Administration (FDA) approval of the drug in May 2018.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, net of reimbursement from insurance for legal fees, for the year ended December 31, 2019 were $5.5 million, an increase of $1.0 million, or 22.2%, compared to $4.5 million for the year ended December 31, 2018. The increase resulted primarily from a $0.9 million annual fee paid to the FDA relating to ConsensiTM which will be carried by our marketing partner in the US starting from 2020.

Other Expenses (income)

In 2019 we didn’t incur other expenses.

For the year ended December 31, 2018 we had income of $0.9 million as a result of the cancelation of certain rights granted to Taoz in 2017. This cancelation was done as part of our acquisition of Taoz’s holdings in TyrNovo.

Operating Loss

Our operating loss for the year ended December 31, 2019 amounted to $7.2 million, compared with an operating loss of $7.8 million for the year ended December 31, 2018, a 7.8% decrease. The decrease in operating loss reflects the decrease in research and development as mentioned above during the year ended December 31, 2018, offset by an increase in selling, general and administrative expenses.

Adjusted Operating Loss

On a non-IFRS basis adjusted operating loss for the year ended December 31, 2019, was $5.9 million, a decrease of $1.2 million from $7.1 million for the year ended December 31, 2018. The decrease was due to the decrease in R&D expenses mentioned above and a decrease in various SG&A expenses offset by a one-time increase in FDA fee and a one-time decrease in other income.

Finance Income, net

Finance income, net for the year ended December 31, 2019 was $1.5 million in comparison to finance expense of $2.3 million for the year ended December 31, 2018. The change was related primarily to income from adjustments to fair value of warrants accounted as a derivative liability, that resulted in 2019 in an income of $1.5 million, and in 2018 an income of $2.7 million. See Note 17 to the financial statements for the year ended December 31, 2019, included in this Annual Report on Form 20-F.

Loss for the Period

Our net loss for the year ended December 31, 2019 amounted to $5.9 million, compared to a net loss of $5.6 million for the year ended December 31, 2018, an increase of $0.3 million, which is a result of the increase in other expenses.

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

Adjusted Operating Loss

On a non-IFRS basis adjusted operating loss for the year ended December 31, 2018, was $7.1 million, a decrease of $2.6 million from $9.7 million for the year ended December 31, 2017. The decrease was due to the decrease in R&D expenses mentioned above and a decrease in various SG&A expenses offset by a one-time increase in FDA fee and a one-time decrease in other income.

Finance Expenses, net

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

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was signed into law. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. For 2019, we have not elected to utilize this exemption and, therefore, this has no effect on our financial statements. Should we elect to utilize this exemption, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. In addition, as a result of such possible election, our future financial statements may not be comparable to those of public companies that are not emerging growth companies and are required to comply with public company effective dates for new or revised accounting standards.

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

Our oncology therapeutic candidates are in the research and development stage and therefore does not generate revenues, and our FDA-approved drug Consensi™ has generated limited milestone revenues and is expected to generate additional revenues after launch of the product in the United States currently planned for the first half of 2020. Since commencement of our operations as a pharmaceutical research and development company, our activities have been financed by equity offerings, as well as private loans which were subsequently fully repaid. We have raised gross proceeds of approximately NIS 52 million (approximately $9.2 million based on the representative rates of exchange on the dates of the closings, March 3, 2014, September 3, 2014, and March 30, 2015) from our public offerings on the TASE, approximately $13.0 million from our initial public offering on NASDAQ in November 2015, approximately $12.0 million for our follow-on public offering on NASDAQ in July 2016, approximately $3.5 million from a registered direct offering in July 2017, approximately $8.1 million from a registered direct offering in June 2018 (described below) and approximately $6.0 million from a registered direct offering in January 2019 (described below). The proceeds from the public and registered direct offerings were used mainly to fund our ongoing operations and to acquire TyrNovo and FameWave. As of December 31, 2019, we had on hand approximately $4.4 million in cash and cash equivalents, and in short term deposits. In January 2020, we raised $3.5 million in a private placement as part as part of the acquisition of FameWave. In March 2020, we raised a net amount of approximately $5.2 million in a public offering in the U.S.

We believe that our current cash and cash equivalents are sufficient to satisfy liquidity requirements for the next 12 months. Since we do not know whether we will generate significant revenues from our drugs and therapeutic candidate, if ever, should we decide to continue the development of CM-24 & NT219 and to develop any additional therapeutic candidates, we may need substantial additional funds to acquire, develop, and/or commercialize such therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our long-term capital requirements will depend on many factors, including:

●	the regulatory path of our therapeutic candidates;

●	our ability to successfully commercialize Consensi and our CM24 and NT219 therapeutic candidates, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the progress, success and cost of our preclinical studies and/or clinical trials and research and development programs;

●	the costs, timing and outcome of regulatory review and obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

If we are unable to commercialize or out-license Consensi™ or our therapeutic candidates or obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research and development programs related to the therapeutic candidate, which may have a material adverse effect on our business, financial condition and results of operations.

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

Cash Flow

Operating activities

For the year ended December 31, 2019, net cash flow used in operating activities was approximately $5.6 million compared to approximately $8.5 million for the year ended December 31, 2018. The decrease of $2.9 million in net cash flow used in operating activities was due to a decrease in operating losses, net of adjustments, offset by a decrease in net change in assets and liabilities. The cash used in operating activities consisted of expenses associated with expenses related to the development and manufacturing of ConsensiTM , expenses for the development of NT219 and general and administrative expenses, net of revenues from the ConsensiTM commercialization agreement with Coeptis.

We had no significant investment activities during the years ended December 31, 2019, 2018, and 2017 other than our acquisition in March 2019 of FameWave (which closed in January 2020) and in January 2017 the acquisition of a majority ownership interest in TyrNovo from its majority shareholder.

Financing activities

For the year ended December 31, 2019, financing activities consisted of net proceeds received from the January 2019 issuance of ADSs in a registered direct offering and unlisted, unregistered warrants in a concurrent private placement for approximately $5.1 million, compared to net proceeds received for the year ended December 31, 2018, from the June 2018 issuance of ADSs in a registered direct offering and unlisted, unregistered warrants in a concurrent private placement for approximately $7.4 million. The proceeds from the share issuances in 2019 and 2018 were used to finance the operating activities of the Company.

As of December 31, 2019 Kitov Pharma had no borrowings.

As of December 31, 2019, and as of the date of this Annual Report on Form 20-F, we had no commitments for capital expenditures.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2019.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands) (unaudited)
Operating Lease Obligations (1)	259	220	59	-	-
Purchase Obligations (2)	1,444	1,444			-
Other Long-term Liabilities (3)	285	-	--	285	-
Total	1,988	1,664	59	285	-

(1)	Reflects our office lease and car lease obligations

(2)	Reflects obligations to R&D service providers in connection with the development of NT219 and orders for manufacturing of Consensi™.

(3)	Includes post-employment benefit liabilities

(4)	Not including Purchase Obligations of FameWave for manufacturing of CM24 assumed by Kitov Pharma following the acquisition of FameWave in January 2020. For more information on such obligations please see ITEM 10-C. - Material Contracts - Rentschler Biopharma Manufacturing Agreement.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors, as of the date of this Annual Report on Form 20-F. The inclusion of any individual in this table does not necessarily imply that such individual is an officer or office holder as such terms are defined under applicable law.

Name	Age	Position
Eric Rowinsky, M.D.	63	Independent Director and Chairman of the Board of Directors
Isaac Israel	41	Chief Executive Officer and Director
Simcha Rock, CPA, MBA	69	Director
Steven Steinberg(1)(2)	58	Independent Director
Ido Agmon, MBA(2)	42	Independent Director
Ran Tzror, CPA, MBA(1)	38	Independent Director
Revital Stern-Raff, CPA, MBA(1)	45	Independent Director
Gil Efron, CPA, MA	54	Deputy CEO and Chief Financial Officer
Gil Ben-Menachem, Ph.D., MBA	52	Vice President of Business Development
Hadas Reuveni, Ph.D.	52	Vice President or Research and Development
Michael Schickler, Ph.D.	62	Head of Clinical Operations
Bertrand Liang	57	Chief Medical Officer

(1)	Member of Kitov Pharma Audit Committee
(2)	Member of Kitov Pharma Compensation Committee

Eric Rowinsky, M.D. has been Chairman of Kitov Pharma’s Board since October 2019. Dr. Eric Rowinsky’s principal expertise is in the development and registration of novel therapeutics to treat cancer. Since November 2015, Dr. Rowinsky has served as Executive Chairman of the Board of Directors and President of Rgenix, Inc. He also serves as the Chief Scientific Officer of Clearpath Development Inc., and has served as a consulting Chief Medical Officer of Oncotartis, Inc. since 2018 and Everest Medicines, Inc. since 2017. Additionally, he has been an independent consultant since 2016 and works with many other life science companies in providing expertise in developing and registering a wide range of novel cancer therapeutics. Dr. Rowinsky served as Executive Vice President, Chief Medical Officer and Head of Research and Development of Stemline Therapeutics, Inc., a clinical-stage biopharmaceutical company, from November 2011 until October 2015. Prior to joining Stemline, Dr. Rowinsky was co-founder and Chief Executive Officer of Primrose Therapeutics, Inc., a start-up biotechnology company, from June 2010 until its acquisition in September 2011. He also served as a drug development and regulatory strategy consultant to the ImClone-Lilly Oncology Business Unit and several other biopharmaceutical and life sciences companies from 2010 to 2011. From 2005 to 2009, Dr. Rowinsky was Executive Vice President and Chief Medical Officer of ImClone Systems Inc., where he led the FDA approval of Erbitux® for head and neck and colorectal cancers and advanced eight other monoclonal antibodies through clinical development. From 1996 to 2004, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center, including Director of the Institute of Drug Development, or IDD, and the SBC Endowed Chair for Early Drug Development at the IDD. From 1996 to 2006, he was a Clinical Professor of Medicine at the University of Texas Health Science Center at San Antonio. From 1988 to 1996, Dr. Rowinsky was an Associate Professor of Oncology at The Johns Hopkins University School of Medicine. He was a longstanding National Cancer Institute principal and co-principal investigator from 1990 to 2004, and was integrally involved in pivotal clinical and preclinical investigations that led to the development of numerous cancer therapeutics, including paclitaxel, docetaxel, topotecan, irinotecan, erlotinib, gefitinib and temsirolimus among others. Dr. Rowinsky was also an Adjunct Professor of Medicine at New York University School of Medicine (2008-2018). Dr. Rowinsky presently serves on the boards of directors of the public companies Biogen Idec, Inc., Fortress Biosciences, Inc., and Verastem Inc. He formerly served on the boards of directors of the public companies Navidea Biopharmaceuticals Inc. (2010-2018), BIND Therapeutics (2014-2016), and Biophytis S.A. (2018-2019), as well as at a number of privately held companies. Dr. Rowinsky received a B.A. degree from New York University (1977) and an M.D. degree from Vanderbilt University School of Medicine (1981). He completed his residency in internal medicine at the University of California, San Diego (1984) and completed his fellowship in medical oncology at The Johns Hopkins Oncology Center (1987).

Isaac Israel has served as our chief executive officer and a member of Kitov Pharma’s Board since October 2012. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008 Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. Mr. Israel also provides consulting services to Capital Point Ltd. (TASE:CPTP) and serves as a member of the board of directors of various private healthcare corporations. In the past Mr. Israel also served as chairman of the board of a public healthcare corporation, NextGen Biomed Ltd., which is traded on TASE.

Simcha Rock, CPA, MBA, has served a member of Kitov Pharma’s Board since July 2013. He also serves as a strategic consultant to us. He served as our Chief Financial Officer from July 2013 until he retired from his position as Chief Financial Officer as of December 31, 2018, following a transition period with Gil Efron, our new Chief Financial Officer. Prior to joining us, Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a BA from Yeshiva University and an MBA from Cleveland State University.

Steven Steinberg, has served as a member of Kitov Pharma’s Board since July 2016. Since April 2017, Mr. Steinberg has been an independent financial consultant. From January 2015 through March 2017, Mr. Steinberg served as the chief financial officer of Glide Talk Ltd., a technology company in the video messaging arena. From September 2013 to October 2014 he served as vice president, finance at Client Connect Ltd., a subsidiary of Conduit Ltd., and subsequent to an acquisition, of Perion Network, Ltd. a NASADQ listed company. Between August 2011 and August 2013, Mr. Steinberg acted as an independent consultant, providing start-ups and mature organizations with advice in financial reporting, due diligence and business models. From December 2002 until July 2011 Mr. Steinberg was employed by Answers Corporation, a NASDAQ listed company, where he served as chief financial officer. Prior to 2002 he held a number of finance and chief financial officer roles, following a ten-year period of service as an audit manager at Coopers & Lybrand (currently Price Waterhouse Coopers) in New York City. Mr. Steinberg holds a Bachelor’s Degree in Business Administration from Florida International University – School of Business Administration, and was granted a CPA license in New York State.

Ido Agmon, MBA, has served as a member of Kitov Pharma’s Board since June 2016. Since 2012, Mr. Agmon has been acting as an independent consultant and investment manager, providing start-ups, investment funds and technology-based ventures with advice in strategic& financial planning, fund-raising and related business development activities. He serves as a member of the board of directors of an Israeli privately held start-up corporation. From 2014 until the end of 2016, Mr. Agmon was a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli & global biomed and technology companies, of which he was a co-founder, and where he was responsible for analysis and evaluation of investments in Israeli and global biomed companies. From 2009 until 2011, Mr. Agmon served as the CEO of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at a number of biomed ventures. From 2007 until 2009, he worked as the Director of Business Development at ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a Bachelor’s Degree in Business Administration & Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA from The Hebrew University, Jerusalem, Israel.

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

Gil Ben-Menachem, Ph.D., MBA, has served as the Company’s vice president of business development since January 2016, as a member of the Board’s Science and Technology Committee since August 2016, as a director at TyrNovo Ltd., the Company’s majority owned subsidiary, from February 2017 until our 2019 Annual General Meeting of Shareholders held on December 23, 3019 (the “2019 AGM”), and as a director of the Company from July 2017 until our 2019 AGM. Dr. Ben-Menachem has over 15 years of experience in the pharmaceutical, biotechnology, and venture capital industries. Prior to joining the Company, from 2013 until 2015 he was head of innovative products at Dexcel Pharma, a large privately held Israeli pharmaceutical company. From 2012 to 2013, Dr. Ben-Menachem served as chief executive officer of OphthaliX, a company that developed drugs in the ophthalmology space. From 2008 to 2012 he served as director of business development at Teva Pharmaceutical Industries Ltd. (NYSE:TEVA; TASE:TEVA), where he was responsible for business development efforts in connection with partnering and acquisition deals for late stage innovative drug candidates. Between 2005 and 2008 he served as director of business development at Paramount Biosciences, a New York based merchant bank and biotechnology venture capital firm. Dr. Ben-Menachem received his Ph.D. from the Hebrew University, and MBA from the University of Maryland. He concluded his postdoctoral training in immunology and microbiology at the National Institutes of Health (NIH), the U.S. Department of Health and Human Services’ medical research agency.

Dr. Hadas Reuveni, Ph.D. has served as the Company’s Vice President Research and Development since 2017. Dr. Reuveni, a co-inventor of the TyrNovo technology, received her Ph.D., Summa Cum Laude, for anti-cancer drug discovery from the Hebrew University of Jerusalem. She has been engaged with the scientific projects in TyrNovo’s portfolio since 2005 and has nearly two decades of research and development experience in biotechnology. Dr. Reuveni founded NovoTyr Ltd. a biotech start-up company which a predecessor company to TyrNovo, developing small molecules for the treatment of cancer and neurodegenerative diseases, and where between 2005 and 2012 she served as the CEO. She also founded and served as a director and chief science officer of AngioB Ltd., a start-up company that developed GPCR-based agents for multiple indications (2006-2010). Prior to these roles, she was the director of research & development at Keryx Biopharmaceuticals (NASDAQ:KRX) on 2001-2004. Dr. Reuveni has served as a scientific consultant for Integra Holdings Ltd., Campus Bio Management Ltd. and BioLineRX (NASDAQ/TASE BLRX).

Michael Schickler, Ph.D., has served as the Company’s Head of Clinical Operations since January 2020. Prior to assuming this role, Dr. Schickler served as the Chief Executive Officer of FameWave until the closing of the FameWave Acquisition. Dr. Schickler has also provided consulting services for medical device and healthcare companies since July 2018, advising on various matters pertaining to biopharmaceutical drug development, including as a consultant to the Company since March 2019. From May 2001 to July 2018, Dr. Schickler served as Chief Executive Officer of CureTech Ltd. (“CureTech”), a biotechnology company developing novel immunotherapies for the treatment and control of cancer. During his time at CureTech, Dr. Schickler led the company from the establishment of its operations through its development into a clinical-stage company with activities spanning basic research through GMP manufacturing and worldwide clinical operations. Dr. Schickler has served on the board of directors of CureTech since October 2018 and has served on the board of directors of Accellta Ltd. since March 2017. Dr. Schickler received his Diploma in Business Administration from the University of Lincoln, Lincoln, United Kingdom, his Ph.D. in Biology from The Weizmann Institute of Science, Rehovot, Israel and his M.Sc. in Immunology and his B.Sc. in Biology from The Faculty of Life Sciences, Tel-Aviv University, Israel.

Bertrand Liang has served as the Company’s Chief Medical Officer since January 2020. Dr. Liang previously founded several biotechnology companies, including Tracon Pharmaceuticals, Coronado Biosciences (subsequently merged with Fortress Biotech) and Pfenex Inc. Earlier in his career, Dr. Liang was Site Head at Biogen Idec (now Biogen), leading pre-clinical and clinical development, and Vice President, New Ventures; managing member, Forward Medical Sciences (a venture capital firm). He also served as Vice President and Head of Hematology and Oncology at IDEC; and Global Development Leader at Amgen, where he led the development of various cytokines that received U.S. Food and Drug Administration approval, including Neulasta®. Dr. Liang has also held academic positions at the National Cancer Institute, University of Colorado and University of Vermont, where he headed Human Medical Genetics. He is an alumnus of the Feinberg School of Medicine at Northwestern University, the Institute of Materials Research and Innovation, University of Bolton, the Law School at University of London, Boston University, Regis University, and the MIT Sloan School of Management. Dr. Liang has authored over 75 peer-reviewed publications, chapters and books, and edited a number of volumes in the fields of Neurology and Oncology.

The business addresses of our directors and senior management is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel Aviv, 6701101, Israel.

B.	Compensation

Director Compensation

According to the Company’s Compensation Policy, the Company’s non-executive directors who have been declared by the Board of Directors as “independent” under applicable exchange listing rules, may be compensated by means of a periodic payment and/or by means of payment for participation in Board (or committee) meetings, and may also receive ancillary benefits, all as approved by appropriate corporate bodies under applicable law. The cash periodic and/or per meeting compensation for any one non-executive directors shall be capped at $100,000 per annum. In order to maintain their independent status, non-executive directors are not allowed to participate in performance-related cash payment based incentive plans, nor in any pension schemes.

Such directors may also be entitled to receive equity-based compensation in accordance with any applicable law. Under the Compensation Policy, the equity-based compensation for any single Office Holder, at the date of the granting thereof, shall not exceed in one calendar year, the higher of, (i) 5% of our share capital (on a fully diluted basis) calculated at the date of the grant, or, (ii) USD 2.5 million. The value of equity-based compensation will be calculated based on the Black and Scholes Model, or any other reasonable, best practice or commonly accepted applicable equity based compensation valuation models taking into account the circumstances of the specific grants. The valuation methodology for purposes of calculating the value of the grants and compliance with the caps set forth above need not be the same valuation methodology which will ultimately be used for accounting for the grants in our audited financial statements. The maximum cumulative possible extent of dilution in respect of the entirety of the granting of equity-based compensation for our employees and Office Holders (including any non-executive directors) shall not exceed in one calendar year 15% (on a fully diluted basis) calculated at the date of the grant. The Compensation Policy directs that vesting periods for equity based compensation grants to Office Holders shall be established by our Compensation Committee and Board of Directors, which shall be no less than 3 years vesting for the full grant with a minimum vesting period of at least one year for the first tranche of the grant, and subsequently shall be no more frequent than monthly vesting; provided, however, that such vesting may start as of the commencement of the engagement of the Office Holder with the Company; and/or may include portions of the grant which are immediately vested upon date of the grant, subject to the proviso that the aggregate fully vested equity based compensation grants for an Office Holder as of the time of a new grant, including the vested portions of older grants awarded to such Office Holder and the vested portions of a new grant at the time of grant, shall not exceed the caps set forth above. The exercise prices for equity based compensation in the form of options shall be determined by the Compensation Committee and the Board of Directors, taking into account the value of the Company’s traded securities leading up to and at the time of the grant, as well as the value of such equity based compensation based on any reasonable, best practice or commonly accepted equity based compensation valuation model. The Compensation Committee and the Board of Directors may make provisions for the cashless exercise of equity-based compensation grants. The equity-based compensation grants may contain a mandatory exercise provision for vested grants which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying securities. The Board of Directors of the Company does not have discretion to limit the value of the equity-based compensation at the time of exercise.

The ceilings on the periodic and/or per meeting compensation, as well as for the equity-based compensation, for any Active Chairman of the Board (i.e. not an independent director) holding no other executive role at the Company shall be three (3) times the ceilings set forth above.

We currently pay Kitov Pharma’s independent and non-executive non-chairman directors an annual fee of $40,000 for services as a member of our Board of Directors, an additional $3,500 annual fee for service on each Board committee, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary; provided, however, that the maximum annual fee for services on our Board of Directors, on Board committees and/or on the Boards of any subsidiaries shall not exceed $47,000. The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel, are paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. In addition, we pay Dr. Rowinsky an annual fee of $60,000 for services as a member of our Board of Directors, as Chairman of the Board, for service on any committee of the Board of Directors, and for service on the Board of Directors of a subsidiary. All such director annual fees shall be paid pro-rata for any service during part of a year.

So long as the Company operates in accordance with the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, and is not required to pay non-executive directors annual and per meeting fees as set forth under the Compensation Regulations, the Company shall not pay any per meeting fees to its non-executive directors. Each of our Compensation Committee, Board of Directors and shareholders have also approved ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. We also reimburse the directors for any direct expenses incurred during the performance of their duties (e.g. travel, parking, telephone, meals etc.). During the year ended December 31, 2019, we paid Kitov Pharma’s non-executive directors NIS 1,064 thousand (approximately $308 thousand) in the aggregate.

In June and July of 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 31,361 RSUs to be granted to each of our non-executive non-chairman directors under our 2016 Equity-Based Incentive Plan. In order to allow for greater flexibility in reducing the tax burden of the grant, each of the applicable non-executive directors was entitled to elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU’s, to receive such number of options to purchase our ordinary shares at a ratio of 1.667 options per RSU, which options shall have an exercise price which was calculated based on the average USD closing price of our ADSs on the NASDAQ Capital Market for the thirty (30) days prior to the Board of Directors’ approval of the grant, converted into ordinary share values at the ratio of 1 ADS representing 1 ordinary shares, and converted into New Israel Shekel at the Bank of Israel Representative Exchange Rate for the date of May 24, 2017 such that the exercise price of each option equals to NIS 6.594 per one ordinary share. Any RSUs and/or options so granted to each of the applicable non-executive directors, are being vested quarterly over a period of 3 years beginning one year following the start date of each non-executive director’s appointment to our Board of Directors, and are exercisable for 7 years from the date of grant. The RSUs and/or options were granted under applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs and/or options to each of the applicable non-executive directors. Each of Messrs. Agmon, Weber and Tzror elected to received RSUs, and each of Mr. Steinberg and Ms. Stern-Raff elected to receive half of the award as RSUs and half as options, under such terms as aforesaid.

 In March and April of 2019 each of our Compensation Committee, Board of Directors and shareholders approved grants of 112,000 options to be granted to each of our non-executive, non-chairman directors under our 2016 Equity-Based Incentive Plan to purchase an equivalent number of ordinary shares of Kitov. The options have an option exercise price which was calculated based on a ten percent premium over the 30-day average closing price of our ADSs on the NASDAQ prior to the decision by our Board of Directors to approve the equity-based compensation awards, such that the exercise price of each option equals to NIS 4.64 (USD 1.28) per one ordinary share. The options to be granted to the directors, are being vested quarterly over a period of 3 years from March 19, 2019 beginning one year following such date, and are exercisable for 7 years from March 19, 2019. The options were granted under applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law.

In addition, in November and December of 2019, each of our Compensation Committee, Board of Directors and shareholders approved a grant of 400,000 options to be granted to Dr. Rowinsky under our 2016 Equity-Based Incentive Plan. The options have an option exercise price which was calculated based on a 10% percent premium over the closing price of our ADSs on the NASDAQ on the day of the decision by our Board of Directors to approve the equity-based compensation awards, such that the exercise price of each option equals to USD 0.814 per one ordinary share. The options granted to Dr. Rowinsky, are being vested quarterly over a period of 3 years from the grant date, with a minimum vesting period of at least one year for the first tranche of the grant, and are exercisable for 7 years from such date.

Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs and/or options to each of the non-executive directors.

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

Under the Companies Law and Regulations, the compensation of Kitov Pharma’s directors with respect their service as a director, as well as their engagement in other roles (if the director is so engaged) as well as Kitov Pharma’s chief executive officer generally requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. In addition the Companies Law and Regulations requires the compensation of a public company’s executive officers (other than the chief executive officer) who are not directors at the company to be approved by, first, the compensation committee, second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s duly approved compensation policy, or compensation is approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy, or is to an executive officer who is a controlling shareholder (or certain relatives or affiliates thereof), also by the company’s shareholders. As such, the individual compensation to our directors and members of our management bodies may not necessarily be disclosed or brought for prior approval by the shareholders on an individual basis. For more information on the corporate approvals for officer compensation please see Item 6.C – Board Practices – “Compensation of Directors and Executive Officers”

The aggregate compensation paid, and benefits in-kind granted to or accrued on behalf of all of Kitov’s directors and office holders for their services, in all capacities, to us during the year ended December 31, 2019, was approximately $3.0 million. As of December 31, 2019, the total amount set aside as an actuarial estimate by us to provide post-employment benefits for certain office holders was in the aggregate amount of approximately $285 thousand. We have not set aside amounts to provide post-employment benefits for the remaining office holders.

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

The breakdown of the annual compensation received by each of Kitov’s five most highly compensated office holders (as defined in the Companies Law) for the year ended December 31, 2019, broken out by component and on an individual basis, as recorded in our financial statements for such year, are shown in the table below:

Name	Position	Salary or other payments[1]	Bonus payments or accruals	Share-based payment[2]	Total [3]
Isaac Israel	Chief Executive Officer and Director	391,459	173,025	185,382	749,866
Gil Efron	Chief Financial Officer and Deputy CEO	262,621	94,286	222,282	579,189
Dr. Gil Ben-Menachem	Vice President Business Development and Director[4]	218,211	51,003	123,595	392,809
Dr. Hadas Reuveni	Vice President of Research and Development	217,489	79,288	179,325	476,101
Dr. J. Paul Waymack	Chairman of the Board[5]	195,120	65,040	7,993	268,153

[1]	Includes social benefits, such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law, and car lease or vehicle use reimbursement related benefits.

[2]	Share based payments are measured at the fair value of the service, when available. The fair value of the Company’s share options granted to employees, directors and service providers, where fair value of service was not measurable, was estimated using the fair value of Kitov Pharma’s traded warrants with similar terms, making some adjustments to reflect the specific terms of the options based on the expected duration.

[3]	The total compensation amounts do not include any amounts recorded for an increase in actuarial estimate calculations for post-employment benefit liabilities for the office holder, nor any accruals for unused vacation time. Compensation amounts which were paid or otherwise measured in NIS have been translated into US$ for purposes of this report at average representative exchange rates for the year.

[4]	Dr. Ben-Menachem was an executive director on our Board of Directors until the end of his term at the 2019 annual meeting of shareholders in December 2019.

[5]	Dr. Waymack was our Chairman of the Board until his retirement as a director in July 2019. He continued as our Chief Medical Officer until his full retirement in September 2019.

[6]	For more information on the calculation of the annual bonus please see below under the description of the individual executive director’s compensation arrangements for 2019.

Consulting Agreement with Waymack Inc. (wholly owned by Dr. John Paul Waymack)

Earlier in 2019 we announced that Dr. Paul Waymack would be retiring as our chairman of the board and from his role as chief medical officer following a transition period. He retired from our board of directors in July 2019 and retired fully as of September 2019.

In July 2013, we entered into a consulting agreement with Waymack Inc. for the services of Dr. John Paul Waymack, one of our founders, pursuant to which Dr. Waymack provides services to us as the chairman of our board of directors, and is responsible for the medical operations of the Company as Chief Medical Officer in which capacity he reports to our board of directors. In return for Dr. Waymack’s services, as of March 2014 we paid Waymack Inc. a monthly fee of NIS 29,880 (approximately $8,690 per month based on the representative rate of exchange on June 30, 2014). Between September 2014 and December 2015, we paid Waymack Inc. a monthly fee of $14,000. During 2016, we paid Waymack Inc. a monthly fee of $20,000. During 2017 and 2018 we paid Waymack Inc. a monthly fee of $27,100. From January 1, 2019 until his full retirement on September 30, 2019 we paid Waymack Inc. a monthly fee of $21,680. The service agreement was terminable by either party upon 120 days’ advance notice to the other party. The above agreement was terminated as of September 30, 2019.

In addition to the above monthly fee Waymack Inc. was entitled to the following additional compensation:

Retirement Grant. A retirement grant of six (6) times the monthly fee upon termination of Dr. Waymack’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus, commencing with the 2019 calendar year, based on measurable criteria which were updated following a review by each of the Compensation Committee and Board of Directors of the Company’s goals and targets: (i) a bonus in the amount of one (1) time the monthly fee for each increase of 25% of the Company’s equity or assets or market cap or price per ADS at calendar year-end compared to the previous calendar year-end (exclusive of any increase directly attributable to an equity raise), but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (v) a bonus in the amount of two (2) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (vi) a bonus in the amount of one (1) times the monthly fee for publication of a scientific paper related to one of our therapeutic candidates; and (vii) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates. Our Board of Directors has not yet finished its review of Dr. Waymack’s performance and bonus targets for 2019, and, as such, no annual bonus for 2019 has been awarded to Dr. Waymack as of the date of this Annual Report on Form 20-F.

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

In March and April of 2019 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 572,868 options to be granted to Dr. Waymack under our 2016 Equity-Based Incentive Plan to purchase an equivalent number of ordinary shares of Kitov. The options have an option exercise price which was calculated based on a ten percent premium over the 30-day average closing price of our ADSs on the NASDAQ prior to the decision by our Board of Directors to approve the equity-based compensation awards, such that the exercise price of each option equals to NIS 4.64 (USD 1.28) per one ordinary share. The options granted to Dr. Waymack were to be vested quarterly over a period of 3 years from March 19, 2019 beginning one year following such date, and exercisable for 7 years from April 29, 2019. The options were granted under applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law. These options expired unvested following Dr. Waymack’s retirement.

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

The annual bonus awarded to Mr. Israel for the year ended December 31, 2019, as approved by our compensation committee and board of director for such year, was $144 thousand The annual bonus awarded to Mr. Israel for 2019, was based on four (out of the maximum of six) times the monthly fee for measurable criteria, including, amongst others, in-licensing of new therapeutic candidate and out licensing of our approved drug. In addition, our compensation committee and board of directors, as set forth in our Compensation Policy approved by our shareholders, awarded Mr. Israel an annual bonus amount of 1 times the monthly fee out of a maximum of two times the monthly fee for non-measurable criteria, taking into account the contributions of Mr. Israel to the business of the Company, considering his skills, knowledge, and expertise and their satisfaction with his performance all in accordance with the criteria set forth in our Compensation Policy.

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

In March and April of 2019 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 502,079 options to be granted to Mr. Israel under our 2016 Equity-Based Incentive Plan to purchase an equivalent number of ordinary shares of Kitov. The options have an option exercise price which was calculated based on a ten percent premium over the 30-day average closing price of our ADSs on the NASDAQ prior to the decision by our Board of Directors to approve the equity-based compensation awards, such that the exercise price of each option equals to NIS 4.64 (USD 1.28) per one ordinary share. The options granted to Mr. Israel are being vested quarterly over a period of 3 years from March 19, 2019 beginning one year following such date, and exercisable for 7 years from March 19, 2019. The options were granted under applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law.

Employment Agreement with Dr. Gil Ben-Menachem

Pursuant to an employment agreement entered into with Dr. Ben-Menachem in 2016, we are currently paying Dr. Ben-Menachem a monthly salary of NIS 48,000, and the Company provides him with a medium size leased car and bears all of the cost of this car. In addition, Dr. Ben-Menachem is entitled to a retirement grant of three (3) times the monthly salary upon termination of Dr. Ben-Menachem’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal. Dr. Ben-Menachem is also entitled to performance bonuses and commissions in connection with business development goals related to in-licensing and out-licensing transactions. The commission awarded to Dr. Ben-Menachem during the year ended December 31, 2019 was $48,000, in connection with the out-licensing of Consensi™.

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

In March and April of 2019 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 339,582 options to be granted to Dr. Ben-Menachem under our 2016 Equity-Based Incentive Plan to purchase an equivalent number of ordinary shares of Kitov. The options have an option exercise price which was calculated based on a ten percent premium over the 30-day average closing price of our ADSs on the NASDAQ prior to the decision by our Board of Directors to approve the equity-based compensation awards, such that the exercise price of each option equals to NIS 4.64 (USD 1.28) per one ordinary share. The options granted to Dr. Ben-Menachem are being vested quarterly over a period of 3 years from March 19, 2019 beginning one year following such date, and exercisable for 7 years from March 19, 2019. The options were granted under applicable tax beneficial provisions, in accordance with the provisions of the 2016 Equity-Based Incentive Plan and applicable law.

C.	Board Practices

Board of Directors and Officers

Our board of directors presently consists of seven directors. All of our directors also serve as directors of our subsidiaries TyrNovo Ltd. and FameWave Ltd. Each of Dr. Rowinsky, Ms. Stern-Raff, Mr. Tzror, Mr. Steinberg, and Mr. Agmon qualifies as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our amended and restated articles of association, resolutions by the Board of Directors shall be decided by a majority of votes of the directors present, or participating, in the case of voting by media, and voting, each director having one vote. In the event of a tie, the chairman of the Board does not hold a casting vote.

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on NASDAQ, are required to appoint at least two external directors.

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including NASDAQ, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, in July 2016, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under Section 1 of the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including NASDAQ, and (iii) we comply with the director independence requirements, the audit committee and the compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

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

At our 2020 annual general meeting of shareholders, the appointment of the directors included in the second class shall end. At our 2021 general meeting of shareholders, the appointment of the directors included in the third class shall end. At our 2022 general meeting of shareholders, the appointment of the directors included in the first class shall end. At our annual general meeting of our shareholders, the shareholders are entitled to elect directors who shall be elected for a Three-Year Term to replace the class of directors whose term in office has expired as of such annual general meeting of our shareholders, and so on ad infinitum, so that the directors who shall be elected as stated above shall enter office at the end of the annual general meeting of our shareholders at which they were elected, unless a later date for commencement of the term was decided at the time of the appointment, and shall serve for Three-Year Terms (unless their appointment will be terminated in accordance with the provisions of our amended and restated articles of association), and so that each year, the terms in office of one of the classes of directors shall expire at the annual general meeting of our shareholders for such year. A “Three-Year Term” means a term of office of a director until the third annual general meeting of our shareholders which shall be held following the date of their election as director, provided that each director shall continue to serve in office until his or her successor is duly elected and qualified, or until his or her retirement, death, resignation or removal. Our Board may appoint a director at any time to fill any vacancies until the annual meeting of our shareholders set to take place at the end of the Three-Year Term for the class of directors to which such director is so appointed by the Board, provided that the total number of the members of the Board serving at such time will not exceed the Maximum Number (see below). The shareholders may at all times, by a Special Majority vote of the shareholders, replace or dismiss a director (in the case of replacement, only if the appointed director is not a corporation). A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting. The tenure of a director expires pursuant to the provisions of our amended and restated articles of association and the Companies Law, upon death or if s/he becomes incompetent, unless removed from office as described above. At our 2020 annual general meeting of shareholders, the terms of the directors included in the second class (Messrs. Steinberg, and Tzror) shall end. At our 2021 general meeting of shareholders, the terms of the directors included in the third class (Messrs. Israel and Rock and Ms. Stern-Raff) shall end. At our 2022 general meeting of shareholders, the terms of the directors included in the first class (Dr. Rowinsky and Mr. Agmon) shall end.

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

Audit Committee

Under the Companies Law, the board of directors of any public company must also appoint an audit committee. Companies listed on foreign stock exchanges, including NASDAQ, which have adopted the corporate governance exceptions, such as our company (as described above), are exempt from the audit committee composition requirements under the Companies Law, but must comply with the audit committee composition requirements of the applicable foreign exchange.

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

Compensation Committee

Israeli public companies are required to appoint a compensation committee in accordance with the requirements set forth in the Companies Law. Companies listed on foreign stock exchanges, including NASDAQ, which have adopted the corporate governance exceptions, such as our company (as described above), are exempt from the compensation committee composition requirements under the Companies Law, but must comply with the compensation committee composition requirements of the applicable foreign exchange.

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

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the provisions of the Companies Law, rules and regulations of the SEC and the NASDAQ Listing Rules. Our compensation committee presently consists of Mr. Steven Steinberg and Mr. Ido Agmon.

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

Other Board Committees

In the past our board of directors established an investment committee in order to oversee the management and investment of the Company’s cash and cash equivalents, which met on an ad hoc basis as required and was empowered to establish guidelines and policies, as well as to make decisions, with respect to managing our financial assets. Our board of directors recently resolved to disband this committee and authorized our audit committee to oversee such activities. Our board of directors had also previously established a science and technology committee in order to advise and assist the Board of Directors of the Company in the oversight of the Company’s research and development and technology programs. This committee also on an ad hoc basis. Our board of directors also recently resolved to disband this committee.

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

Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors with respect their service as a director, as well as their engagement in other roles (if the director is so engaged) requires the approval of our compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law), the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of a director is inconsistent with our duly approved compensation policy, or compensation is approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and board of directors, shareholder approval will also be required, as follows:

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

We expect to indemnify our officers and directors for obligations, including the deductibles for our directors’ and officers’ liability insurance policy, and we may be required to pay and costs and expenses they may incur related to the ISA Investigation, the 2015 Motion, the 2017 Motions and U.S. Class Actions described in Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings, pursuant to the letters of indemnification issued to our directors and officers.

Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

To our knowledge, other than with respect to the 2015 Motion, the 2017 Motions, the U.S. Class Actions, and the ISA Investigation, which are all described further in “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”, there is no previous or pending litigation or proceedings against any of our office holders as to which indemnification is being, or may be sought, nor are we aware of any other pending or threatened litigation or proceeding that may result in claims for indemnification by any office holder.

D.	Employees

As of December 31, 2019, the Company had the Company had employees and consultants on full time basis as follow: (i) six in business development, general and administrative roles; and, (ii) three in research and development roles.

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

The following table sets forth information with respect to the beneficial ownership of Kitov Pharma’s ordinary shares as of March 16, 2020 by:

●	each of our directors, executive officers and senior management and employees individually; and

●	all of our executive officers, directors, and senior management and employees as a group.

The beneficial ownership of Kitov Pharma’s ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares of Kitov Pharma issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 16, 2020, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 40,455,588 ordinary shares of Kitov Pharma’s issued and outstanding as of March 16, 2020 (not including 1 share held in treasury).

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Directors
Dr. Eric Rowinsky	0	0%
Isaac Israel(1)	495,469	1.22%
Simcha Rock(2)	*	*	%
Steven Steinberg(2)	*	*	%
Ido Agmon(2)	*	*	%
Ran Tzror(2)	*	*	%
Revital Stern-Raff(2)	*	*	%
*
Senior Management and Employees	*
Gil Efron(2)	*	*	%
Dr. Bertrand Liang(2)	*	*	%
Dr. Michael Schickler	*	0%
Gil Ben-Menachem(2)	*	*	%
Hadas Reuveni(2)	*	*	%

Total (directors, senior management and employees)	1,541,716	3.80%

*	Less than 1%

(1)	The number of shares set forth in the table as beneficially owned by Mr. Israel, includes 277,683 ordinary shares issuable upon exercise of outstanding options currently exercisable or which are expected to vest and be exercisable within 60 days of March 16, 2020. 110,324 have an exercise price of NIS 15.77 per ordinary share, and are exercisable through June 27, 2024 and 167,360 of these options have an exercise price of NIS 4.64 per ordinary share, and are exercisable through March 19, 2026.

(2)	Includes ordinary shares as well as ordinary shares issuable upon exercise of outstanding options and/or RSUs currently exercisable or which are expected to vest and be exercisable within 60 days of March 16, 2020 comprising less than 1% of Kitov Pharma’s ordinary shares.

2016 Equity-Based Incentive Plan

On April 18, 2016, we adopted the Kitov Pharmaceutical Holdings Ltd. 2016 Equity-Based Incentive Plan, or the 2016 Equity Incentive Plan. The 2016 Equity Incentive Plan provides for the granting to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, restricted share units (RSUs), restricted shares, with either ordinary shares of Kitov Pharma or Company ADSs underlying the applicable award. The 2016 Equity Incentive Plan provides for awards to be granted at the determination of Kitov Pharma’s board of directors (who is entitled to delegate its powers under the 2016 Equity Incentive Plan to the compensation committee or audit committee of Kitov Pharma’s board of directors) in accordance with applicable laws. The exercise price and vesting period of awards are determined by Kitov Pharma’s board of directors. The number of ordinary shares currently reserved for the grant of awards under the 2016 Equity Incentive Plan is 7,500,000 ordinary shares. Kitov Pharma’s board of directors may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares to be reserved under the 2016 Equity Incentive Plan. As of February 29, 2020 there were non-tradable options and RSUs exercisable into 5,089,676 ordinary shares issuable upon the exercise of outstanding options and RSUs under the 2016 Equity Incentive Plan.

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

Form S-8 registration statements

On May 20, 2016 Kitov Pharma filed a registration statement on Form S-8 under the Securities Act to register 600,000 ordinary shares of Kitov Pharma issued or reserved to be issued under our 2016 Equity Incentive Plan, on June 6, 2017 Kitov Pharma filed a registration statement on Form S-8 under the Securities Act to register additional 1,900,000 ordinary shares of Kitov Pharma issued or reserved to be issued under our 2016 Equity Incentive Plan, and on March 28, 2019, Kitov Pharma filed an additional registration statement on Form S-8 under the Securities Act in order to register an additional 5,000,000 of our ordinary shares issued or reserved to be issued under the Plan. We intend to file one or more additional registration statements on Form S-8 under the Securities Act to register ordinary shares of Kitov Pharma issued or reserved to be issued under the 2016 Equity Incentive Plan. The registration statements on Form S-8 become effective automatically upon filing. Ordinary shares issued upon exercise of a share option or other award and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to any contractual lockup lock-up or, if subject to a contractual lock-up, immediately after the contractual lock-up period expires.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of Kitov Pharma’s ordinary shares as of March 16, 2020 by each person or entity known by us to own beneficially more than 5% of Kitov Pharma’s outstanding ordinary shares.

The beneficial ownership of Kitov Pharma’s ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 16, 2020, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 40,455,588 ordinary shares (not including 1 share held in treasury). The data presented is based on information provided to us by the holders, or disclosed in public regulatory filings in the U.S. or Israel, in accordance with the applicable law.

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

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
M. Arkin (1999) Ltd.(1)	4,463,953	11.0%
OrbiMed Israel Partners Limited Partnership(2)	4,041,513	9.9%
Pontifax Group(3)	4,041,513	9.9%
Armistice Capital Master Fund, Ltd.(4)	4,041,513	9.9%
CVI Investments, Inc.(5)	4,041,513	9.9%

(1)	M. Arkin Ltd. (“Arkin”) acquired its holdings in Kitov Pharma in January 2020 upon completion of the FameWave Transaction in exchange for its holdings in FameWave and a cash investment of $1.167 million. The ADSs were issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the Securities Act. These holdings include (i) 3,292,139 restricted ADSs and (ii) warrants to purchase 1,171,814 restricted ADSs representing 1,171,814 restricted, ordinary shares, which are immediately exercisable. To our knowledge these are the only holdings of Arkin in Kitov Pharma. Arkin has signed a Shareholder’s Undertaking in connection with the FameWave Transaction containing, amongst other matters, certain standstill limitations and an undertaking not to vote its ADSs, subject to certain exceptions relating to significant corporate transactions, against the recommendation of our board of directors, during an initial transfer lockup period of between 6-12 months following the closing of the FameWave Transaction, and subsequent to the transfer lock-up period until the earlier of its holdings being reduced to below 2.5% of our issued and outstanding shares or 24 months following the closing of the FameWave Transaction. Of the 3,292,139 restricted ADSs beneficially owned by Arkin, 2,343,629 restricted ADSs are being held by Altshuler Shaham Trust Co. Ltd. (“Altshuler Shaham”) as trustee and escrow agent in connection with the closing of the FameWave Transaction. While such ADSs are held by Altshuler Shaham, the right to vote such ADSs is solely exercisable by Arkin.

(2)	OrbiMed Israel Partners Limited Partnership (“OrbiMed”) acquired its holdings in Kitov Pharma in January 2020 upon completion of the FameWave Transaction in exchange for its holdings in FameWave and a cash investment of $1.167 million. The ADSs were issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the Securities Act. It owns (i) 3,461,983 restricted ADSs and (ii) warrants to purchase 1,256,736 restricted ADSs representing 1,256,736 restricted ordinary shares. However, pursuant to the terms of the warrants, OrbiMed cannot exercise the warrants to the extent that OrbiMed would beneficially own, along with any affiliates after any such exercise, more than 9.99% of our outstanding ordinary shares. Consequently, as of the date set forth above, OrbiMed is not able to exercise 712,171 of its warrants due to these beneficial ownership limitations. To our knowledge these are the only holdings of Orbimed in Kitov Pharma. Orbimed has signed a Shareholder’s Undertaking in connection with the FameWave Transaction containing, amongst other matters, certain standstill limitations and an undertaking not to vote its ADSs, subject to certain exceptions relating to significant corporate transactions, against the recommendation of our board of directors, during an initial transfer lockup period of between 6-12 months following the closing of the FameWave Transaction, and subsequent to the transfer lock-up period until the earlier of its holdings being reduced to below 2.5% of our issued and outstanding shares or 24 months following the closing of the FameWave Transaction. Of the 4,463,953 restricted ADSs beneficially owned by OrbiMed, 2,513,473 restricted ADSs are being held by Altshuler Shaham as trustee and escrow agent in connection with the closing of the FameWave Transaction. While such ADSs are held by Altshuler Shaham, the right to vote such ADSs is solely exercisable by OrbiMed.

(3)	Includes (i) (A) 1,156,797 restricted ADSs and (B) warrants to purchase 403,759 restricted ADSs held by Pontifax (Israel) II LP (“Pontifax Israel”), (ii) (A) 449,065 ADSs and (B) warrants to purchase 156,741 restricted ADSs held by Pontifax (Israel) II – Individual Investors LP (“Pontifax Israel Individual Investors”) and (iii) (A) 1,535,732 ADSs and (B) warrants to purchase 536,032 restricted ADSs held by Pontifax (Cayman) II LP (“Pontifax Cayman,” and together with Pontifax Israel and Pontifax Israel Individual Investors, the “Pontifax Group”). The Pontifax Group acquired its holdings in Kitov Pharma in January 2020 upon completion of the FameWave Transaction in exchange for its holdings in FameWave and a cash investment of $1.167 million. The ADSs were issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the Securities Act. Pontifax Group owns, in aggregate, 3,141,594 restricted ADSs and warrants to purchase 1,096,532 restricted ADSs representing 1,096,532 restricted ordinary shares. However, pursuant to the terms of the warrants, Pontifax Group cannot exercise the warrants to the extent that Pontifax Group would beneficially own, along with any affiliates after any such exercise, more than 9.99% of our outstanding ordinary shares. Consequently, as of the date set forth above, Pontifax Group is not able to exercise 231,578of its warrants due to these beneficial ownership limitations. To our knowledge, including based on a form 13G filed by Pontifax (Israel) II L.P., Pontifax (Cayman) II L.P., Pontifax Management II L.P., Pontifax Management 2 G.P. (2007) Ltd., Ran Nussbaum and Tomer Kariv. with the SEC on February 13, 2020, these are the only holdings of Pontifax Group in Kitov Pharma. According to the disclosure on the Form 13G, Pontifax Management is the general partner of the Pontifax (Israel) II - Individual Investors, L.P., Pontifax (Israel) II L.P., and Pontifax (Cayman) II L.P., and Pontifax Management GP is the general partner of Pontifax Management. Mr. Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the ADSs held by these entities. Pontifax Group has signed a Shareholder’s Undertaking in connection with the FameWave Transaction containing, amongst other matters, certain standstill limitations and an undertaking not to vote its ADSs, subject to certain exceptions relating to significant corporate transactions, against the recommendation of our board of directors, during an initial transfer lockup period of between 6-12 months following the closing of the FameWave Transaction, and subsequent to the transfer lock-up period until the earlier of its holdings being reduced to below 2.5% of our issued and outstanding shares or 24 months following the closing of the FameWave Transaction. Of the 3,141,594 restricted ADSs beneficially owned by Pontifax Group, 2,193,085 restricted ADSs are being held by Altshuler Shaham as trustee and escrow agent in connection with the closing of the FameWave Transaction. While such ADSs are held by Altshuler Shaham, the right to vote such ADSs is solely exercisable by Pontifax Group.

(4)	The number of Shares reported as beneficially owned by Armistice Capital Master Fund LLC consists of (i) 4,000,000 Shares (represented by 4,000,000 American Depositary Shares), and (ii) 41,513 Shares (represented by American Depositary Shares) issuable upon the exercise of pre-funded warrants to purchase American Depositary Shares (the “Pre-Funded Warrants”). Armistice Capital also holds an additional 5,958,487 pre-funded warrants as well as 10,000,000 registered ordinary investor warrants issued in our public offering in March 2020, as well as non-listed warrants to purchase 760,000 ADSs representing 760,000 ordinary shares issued in our registered direct offering in June 1 2018, all of which are not exercisable to the extent that the total number of Shares then beneficially owned by a Reporting Person and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with such Reporting Person for purposes of Section 13(d) of the Exchange Act, would exceed 9.99%.

(5)	The number of Shares reported as beneficially owned by CVI Investments Inc. consists of (i) 3,800,000 Shares (represented by 3,800,000 American Depositary Shares), and (ii) 241,513 Shares (represented by American Depositary Shares) issuable upon the exercise of pre-funded warrants to purchase American Depositary Shares (the “Pre-Funded Warrants”). CVI Investments, Inc. also holds an additional 958,487 pre-funded warrants as well as 5,000,000 ordinary investor warrants issued in our public offering in March 2020 which are not exercisable to the extent that the total number of Shares then beneficially owned by a Reporting Person and its affiliates and any other persons whose beneficial ownership of Shares would be aggregated with such Reporting Person for purposes of Section 13(d) of the Exchange Act, would exceed 9.99%. To our knowledge, including based on a form 13G filed by CVI Investments, Inc. and Heights Capital Management, Inc. with the SEC on March 20, 2020, these are the only holdings of CVI Investments in Kitov Pharma. According to the disclosure on the Form 13G, Heights Capital Management, Inc., which serves as the investment manager to CVI Investments, Inc., may be deemed to be the beneficial owner of all securities owned by CVI Investments, Inc, and as such may exercise voting and dispositive power over these shares. Each of CVI Investments, Inc. and Heights Capital Management, Inc. disclaimed any beneficial ownership of any such securities, except for their pecuniary interest therein.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders or otherwise disclosed by them in public filings.

Changes in Percentage Ownership by Major Shareholders

M. Arkin (1999) Ltd.

Arkin acquired its holdings in Kitov Pharma in January 2020 upon completion of the FameWave Transaction in exchange for its holdings in FameWave and a cash investment of $1.167 million. These holdings include (i) 3,292,139 restricted ADSs and (ii) warrants to purchase 1,171,814 restricted ADSs representing 1,171,814 restricted, ordinary shares, which are immediately exercisable.

OrbiMed Israel Partners Limited Partnership

OrbiMed acquired its holdings in Kitov Pharma in January 2020 upon completion of the FameWave Transaction in exchange for its holdings in FameWave and a cash investment of $1.167 million. It owns (i) 3,461,983 restricted ADSs and (ii) warrants to purchase 1,256,736 restricted ADSs representing 1,256,736 restricted ordinary shares. However, pursuant to the terms of the warrants, OrbiMed cannot exercise the warrants to the extent that OrbiMed would beneficially own, along with any affiliates after any such exercise, more than 9.99% of our outstanding ordinary shares. Consequently, as of the date set forth above OrbiMed is not able to exercise any of its warrants due to these beneficial ownership limitations.

Pontifax (Israel) II LP/Pontifax (Israel) II – Individual Investors LP/Pontifax (Cayman) II LP

Pontifax Group acquired its holdings in Kitov Pharma in January 2020 upon completion of the FameWave Transaction in exchange for its holdings in FameWave and a cash investment of $1.167 million. Pontifax Group owns, in aggregate, (i) 3,141,594 restricted ADSs and (ii) warrants to purchase 1,096,542 restricted ADSs representing 1,096,542 restricted ordinary shares. However, pursuant to the terms of the warrants, Pontifax Group cannot exercise the warrants to the extent that Pontifax Group would beneficially own, along with any affiliates after any such exercise, more than 9.99% of our outstanding ordinary shares. Consequently, as of the date set forth above, Pontifax Group is not able to exercise any of its warrants due to these beneficial ownership limitations.

Armistice Capital, LLC/Armistice Capital Master Fund Ltd./Steven Boyd

Armistice Capital Master Fund LLC participated in our registered direct offering in June 2018 after which it surpassed a holding of 5% of Kitov Pharma’s ordinary shares. On June 11, 2018 Armistice Capital, LLC, Armistice Capital Master Fund Ltd. and Steven Boyd filed a Schedule 13G with the SEC pursuant to which it notified the SEC that their holdings were reduced to below 5% of our issued and outstanding share capital.

Armistice Capital Fund LLC also participated in our public offering in March 2020, upon closing of which it surpassed a holding of 5% of Kitov Pharma’s shares. (i) 4,000,000 ADSs and (ii) 6,000,000 pre-funded warrants with an exercise price of $0.0001 per ADS, and (iii) 10,000,000 registered non-listed investor warrants with an exercise price of $0.325 per ADS, which were all acquired in the public offering of March 2020, as well as (iv) non-listed warrants to purchase 760,000 ADSs representing 760,000 ordinary shares issued in our registered direct offering in June 2018. However, pursuant to the terms of the warrants, Armistice cannot exercise the warrants to the extent that Armistice would beneficially own, along with any affiliates after any such exercise, more than 9.99% of our outstanding ordinary shares. Consequently, as of the date set forth above, other than with respect to 41,513 of its pre-funded warrants, Armistice is not able to exercise any of its warrants due to these beneficial ownership limitations.

CVI Investments Inc.

CVI Investments Inc. participated in our public offering in March 2020, upon closing of which it surpassed a holding of 5% of Kitov Pharma’s shares. CVI Investments owns, in aggregate, (i) 3,800,000 ADSs and (ii) 1,200,000 pre-funded warrants with an exercise price of $0.0001 per ADS and (iii) 5,000,000 non-listed investor warrants with an exercise price of $0.325 per ADS, which were all acquired in the public offering of March 2020, as well as (iv) non-listed warrants to purchase 3,800,000 ADSs representing 1,200,000 restricted ordinary shares issued in our registered direct offering in 5,000,000. However, pursuant to the terms of the warrants, CVI Investments cannot exercise the warrants to the extent that it would beneficially own, along with any affiliates after any such exercise, more than 9.99% of our outstanding ordinary shares. Consequently, as of the date set forth above, CVI Investments is not able to exercise 958,487 of its pre-funded warrants and 5,000,0000 of its March 2020 investor warrants due to these beneficial ownership limitations.

Acquisition of FameWave Ltd. – Voting and Shareholder’s Undertaking

On March 14, 2019, we entered into the Acquisition Agreement to acquire FameWave, a privately held Israeli biopharmaceutical company (FameWave’s main asset is CM-24, a clinical stage humanized monoclonal antibody targeting CEACAM1, a novel immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. The Acquisition Agreement was amended on August 16, 2019, pursuant to which the parties agreed that all major closing conditions have been met other than finalizing the tax ruling for the sellers and the issuance and exchange of shares in the companies. On January 7, 2020, the FameWave Transaction closed. Each of the selling FameWave shareholders, including the investors in the concurrent private placement ADS issuance, has represented to us that other than the applicable voting undertaking and the Registration Rights Agreement that was entered into at the closing of the FameWave Transaction, such party is not, and will not be, a party to any agreement or arrangement, whether written or oral, with us, any of the our officers or shareholders or a corporation in which the our officers or shareholders are an Interested Party (as defined in the Israeli Companies Law, 5759-1999), regulating the management of the Company, the shareholders’ rights in the Company, the transfer of shares in the Company, including any voting agreements, shareholder agreements or any other similar agreement even if its title is different or has any other relations or agreements with any of our shareholders, directors or officers. In addition, each of the investment funds and any FameWave shareholders that signed the Registration Rights Agreement in connection with the FameWave Transaction, entered into the Shareholder’s Undertaking, which amongst other matters, contains undertakings of the shareholder not to seek to become part of a bloc of shares of the Company which would necessitate a special tender offer under the Israeli Companies Law, or would otherwise seek to effect a change of control in Kitov. Furthermore, to the best of our knowledge it is the intention of all of the investment funds and the other FameWave shareholders to be passive unaffiliated shareholders of the Company. Upon the closing of the acquisition, FameWave became a wholly owned subsidiary of Kitov Pharma. For more information on the transaction, including details of the issuances of our securities to the significant shareholders of FameWave and the investment funds, please see Item 4.A. History and Development of the Company – Recent Developments – FameWave Acquisition. For more Information on the Acquisition Agreement in connection with this transaction please see Item 10 – Additional Information – C. Material Contracts – FameWave Acquisition Agreement. For more Information on the Voting and Shareholder’s Undertaking please see Item 10 – Additional Information – C. Material Contracts – FameWave Acquisition Agreement. – Voting and Shareholder’s Undertaking.

Record Holders

As of the date of this Annual Report on Form 20-F, there were (i) 12 shareholders of record of our ordinary shares, 11 of which were Israeli or other non-U.S. persons or entities holding 73% of our ordinary shares, and the other was our ADS Depositary holding (a) 26.87% of our ordinary shares on behalf of Israeli or other non-U.S. persons holding restricted ADSs and (b) 0.12% of our ordinary shares on behalf of U.S. persons holding restricted ADSs; and (ii) one holder of record for the public warrants which was a U.S. entity. As of March 20, 2020, there were 34,670,271 ADSs outstanding (or approximately 83.63% of our total issued and outstanding ordinary shares), which were held by a number of different brokerage and other nominee holders of record as recorded on the records of our ADS Depositary, The Bank of New York Mellon.

The number of record holders is not representative of the number of beneficial holders of our ADSs, ordinary shares, and our warrants because many of the ADSs, ordinary shares and our warrants are held by brokers or other nominees. Other than with respect to certain restricted shares or ADS containing a legend, the shares for a publicly traded company such as ours, which is listed on TASE (and with ADSs listed on NASDAQ), are generally recorded in the name of our Israeli share registrar, Registration Company of United Mizrahi Bank Ltd. or in the name of our ADS Depositary, The Bank of New York Mellon.

B.	Related Party Transactions

FameWave Ltd.

As part of the transaction to acquire 100% of FameWave from its shareholders, we provided a loan to FameWave of up to approximately $2 million to pay cCAM BioTherapeutics Ltd. (“cCAM”), a wholly owned subsidiary of Merck Sharp and Dohme Corp., known as “MSD” in Israel, which discovered CM-24, for the return of the intellectual property rights to CM-24 to FameWave, and to repay certain loans which were provided by FameWave’s previous shareholders to FameWave to conduct business pursuant to the approved business budget. Following closing of the acquisition of FameWave in January 2020, this loan became an intercompany loan between Kitov Pharma and FameWave. The terms and conditions of this intercompany loan have not yet been finalized.

TyrNovo Ltd.

Kitov Pharma provides services to TyrNovo and has entered into a formal arm’s length transaction services agreement between Kitov Pharma and TyrNovo, setting out the terms and conditions of these arrangements, pursuant to which TyrNovo reimburses Kitov Pharma at cost plus 5% for the provision of these services.

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

Under applicable Israeli law, a motion to approve a lawsuit as a class action initially needs to be approved as such by the court. Only after such approval is granted by the court, will the court proceed to the second stage of hearing the underlying claims of the class action lawsuit. We announced that we reject the claims asserted in the 2015 Motion. We have delivered our response to the court in accordance with applicable law, and a preliminary hearing was held by the court on September 12, 2016. At such hearing the court determined that certain claims of the petitioners in connection with alleged personal interests by affiliates of Kitov Pharma in connection with the public offering of our initial public offering of our securities in the U.S. during November 2015 are not part of the grounds for the 2015 Motion and no remedies shall be sought by the petitioners in connection therewith. The court set a schedule for the submission by the petitioners of a motion for discovery, and any responses to such motion. An additional preliminary hearing was held on February 7, 2017. At that hearing the court ruled on the scope of the petitioners’ motion for discovery, and pursuant to such ruling Kitov Pharma delivered to the petitioners (subject to signing confidentiality undertakings) certain protocols of the board of directors of Kitov Pharma. The parties subsequently filed various motions in connection with discovery. On March 30, 2017 the court ordered the parties to negotiate on the matter in order to try and reach a procedural agreement. On June 4, 2017 a preliminary hearing was held at which the court ruled on matters concerning discovery and scheduled an evidentiary hearing for October 30, 2017. On October 24, 2017 the court issued a ruling to stay proceedings in this matter until January 15, 2018 due to the ongoing ISA Investigation. This stay was subsequently extended by the court, which ruled that the evidentiary hearing shall not be rescheduled and that the stay of proceedings shall remain in place pending delivery of a notice to the court by the ISA with respect to an update on the ISA Investigation. At the request of the ISA, this stay was subsequently extended several times by the court. Following approval of the Enforcement Arrangement in connection with the ISA Investigation (see below), the stay was lifted. An evidentiary hearing was scheduled for June 23, 2020.

On November 8, 2016, a shareholder of Kitov Pharma submitted a request to the court in connection with the 2015 Motion to be excluded from the Purported Class and claiming to have independent causes of action and claims of approximately NIS 1 million (the “Petition to Exclude”). We responded to the court as required, and, amongst other arguments, we noted that pursuant to the Class Action Lawsuits Law 5766-2006 and the Regulations enacted thereunder, at the current stage of the court proceedings with respect to the Motion, such shareholder cannot petition to be excluded from the Purported Class. The court ordered the shareholder to respond to our response and he has done so. In May 2018 the shareholder submitted an independent lawsuit against us in the Haifa Magistrates Court seeking damages of approximately NIS 1.1 million (the “Separate Lawsuit”). In August 2018 the Haifa Magistrates Court transferred the Separate Lawsuit to the Tel Aviv Magistrates Court. We are of the view that such shareholder’s claims are identical to the asserted claims for damages in the Motion, and we have notified the court of such and have sought a stay of proceedings pending the outcome of the Motion. A preliminary hearing on our motion to dismiss the Separate Lawsuits and/or stay the proceedings was held in May 2019, at which it dismissed the claim without prejudice. This shareholder subsequently filed a new separate claim against the Company in the Haifa District Court – Economic Division, which has since been transferred to the Tel Aviv District Court – Economic Division. In January 2020, the Tel Aviv District Court – Economic Division accepted the Company’s position that the shareholder’s claims are identical to the asserted claims for damages in the Motion, and entered a stay of proceedings pending the outcome of the Motion.

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

ISA Investigation

On February 7, 2017, we announced that Kitov Pharma was being investigated by the Israeli Securities Authority (the “ISA” and the “Investigation,” or “ISA Investigation” respectively) in connection with historical disclosures relating to the Data Monitoring Committee (“DMC”) that was appointed in connection with our Phase III clinical trial of Consensi™. In connection with the clinical trial, we appointed an independent statistician and an orthopedist to serve as our DMC in order to review the preliminary results of the initial patient group, with respect to determining if it would be necessary to increase the number of patients to be enrolled in the clinical trial in order to demonstrate statistical validity required to meet the primary endpoint of the clinical trial.

In September 2018 we announced that, following a filing by our Chairman of the Board and Chief Medical Officer, Dr. Paul Waymack, of a motion to quash a subpoena for documents and testimony served on Dr. Waymack by the Securities and Exchange Commission (“SEC”), the SEC has commenced an action to enforce the subpoena. As stated by the SEC, “The application does not reflect a determination by the SEC or its staff that Waymack or Kitov Pharmaceuticals has violated any provisions of the federal securities laws or any provisions at issue in the Israel Securities Authority’s investigation”. The formal order issued by the SEC, which authorizes the SEC Staff to issue subpoenas and take testimony, states that the Israel Securities Authority (“ISA”) has requested assistance in connection with an investigation and does not cite any other reason for issuing the formal order. Furthermore, counsel for the SEC has confirmed to Dr. Waymack’s counsel that the sole purpose of the SEC’s involvement in this matter is to facilitate obtaining documents and testimony from Dr. Waymack on behalf of the ISA, pursuant to the assistance memorandums between the SEC and ISA, which, was conducting an ongoing investigation of Kitov and certain of its principals. To our knowledge, according to Dr. Waymack’s filing, the SEC subpoena should have been quashed because the SEC’s assistance to the ISA in this matter would prejudice the public interest of the United States; that in conducting the underlying investigation, the ISA has violated both Israeli and United States law that would normally prohibit the ISA’s conduct in certain matters in connection with the investigation; that Dr. Waymack’s rights under American law as an American citizen and a respected member of the medical community would not be respected and preserved by the SEC providing assistance to the ISA; that to allow the SEC’s subpoena to stand would result in an abuse of process; and, that the subpoena was also overly broad and unduly burdensome to both Dr. Waymack and Kitov. In February 2019, a hearing was held with respect to these motions involving Dr. Waymack, and the court issued a ruling granting Dr. Waymack’s motion that the subpoena is overly broad but denying the other arguments raised by Dr. Waymack. The parties were given a period of time to discuss and agree on a revision to the scope of the subpoena. Dr. Waymack then informed us that he intended to file an appeal of that decision.

On August 13, 2019, the Administrative Enforcement Committee (the “Committee”) of the Israel Securities Authority (“ISA”) approved an administrative enforcement agreement, titled Enforcement Arrangement ("Enforcement Arrangement"), entered into by and amongst ISA, Kitov Pharma, Isaac Israel, our chief executive officer, Paul Waymack, our former chairman and Simcha Rock, our former chief financial officer, pursuant to which the Company and each of Messrs. Israel, Waymack and Rock settled the ISA’s claims that under Israeli Securities Laws the Company made negligent disclosures in a number of its historical reports filed with the ISA in 2014 and 2015, and the ISA decided to discontinue its criminal investigation and to cease all proceedings us and our principals, including the subpoena proceedings in the USA against Dr. Waymack.

As noted by the Committee in its decision to accept and approve the Enforcement Arrangement, further continuation of the legacy matter of the ISA criminal investigation would have likely been protracted, burdensome, and expensive for the ISA, the Company and its principals. The Committee and the ISA, amongst other factors, recognized our cooperation and the fact that we had adopted internal policies and procedures in connection with public reporting even prior to the commencement of the investigation, and also noted that we are now reporting to ISA as a dual-listed company primarily reporting under US Securities Laws.

The Committee noted, amongst other factors (including the above), that in terms of the outcomes, no substantive damage was caused to the investing public as a result of the negligence of the Company and its principals as described in the Enforcement Arrangement, and the statistical results of the clinical trial were accepted by, and Consensi™ was, in fact, approved by the Food and Drug Administration.

As described in the Enforcement Arrangement, the Company and Mr. Israel made negligent disclosures in a number of historical reports filed with the ISA in 2014 and 2015 with respect to the impartiality of an external Data Monitoring Committee (“DMC”) that was appointed by the Company in connection with reviewing the Company’s Phase III clinical trial results for Consensi™. In addition, and as further described in the Enforcement Arrangement, in a number of historical reports filed with the ISA in 2015 the Company and each of Messrs. Israel, Waymack and Rock, negligently did not disclose that one of the members of the DMC did not receive and examine the results of the trial at such a time and manner as was reported by the Company.

The ISA allegations as described in the Enforcement Arrangement are not related to the validity of the results of the Phase III clinical trial data of Consensi™, which met its primary efficacy endpoint with statistical significance and was approved by the Food and Drug Administration, nor do they relate to any US securities laws or regulations.

As part of the Enforcement Arrangement, the ISA decided to discontinue its criminal investigation against the Company and to cease all proceedings against the Company and its principals in connection with this matter, including all proceedings regarding the ISA’s attempt to obtain documents and testimony in the US from Dr. Paul Waymack. In addition, the ISA agreed to discontinue the proceedings under the Israeli Securities Law against the Company and its principals with respect to the facts set out in the Enforcement Arrangement.

Specifically, as part of the Enforcement Arrangement:

1) The Company shall pay a fine of NIS 1,500,000 (approximately $430,000), payable in 24 consecutive monthly payments;

2) Mr. Isaac Israel shall (i) pay a fine of NIS 200,000, (approximately $60,000) payable in 12 consecutive monthly payments, beginning thirty days after the approval of the Enforcement Arrangement by the Committee; and, (ii) be subject to a conditional prohibition to serve as a senior officer in a supervised body under the Israeli Securities Law for a period of 12 months, in the event that Mr. Israel violates certain sections under the Israeli securities laws within two years.

3) Dr. Paul Waymack shall pay a fine of NIS 100,000 (approximately $30,000), to be paid in one payment no later than sixty days after the approval of the Enforcement Arrangement by the Committee.

4) Mr. Simcha Rock shall (i) pay fine of 80,000 NIS (approximately $20,000), payable in 12 consecutive monthly payments, beginning thirty days after the approval of the Enforcement Arrangement by the Committee; and (ii) be subject to a conditional prohibition to serve as a senior officer in a supervised body under the Israeli Securities Law for a period of six months, in the event Mr. Rock violates certain sections under the Israeli securities laws within two years.

In order to put this matter to rest, remove uncertainty and focus on the future marketing of Consensi™ and on our other business, the Company, by vote of a committee consisting of independent members of our Board of Directors, and the above mentioned principals, agreed to the Enforcement Arrangement with the ISA.

We will not indemnify the above noted principals for the fines they are paying to ISA under the Enforcement Arrangement; however, we may have to indemnify them for certain legal expenses which are not covered by our insurance carriers, which we expect to be immaterial.

The above is a summary of the material terms of the Enforcement Arrangement. An English translation copy of the Enforcement Arrangement, is attached as an exhibit to this Annual Report on Form 20-F. The Enforcement Arrangement has been attached to this Annual Report on Form 20-F to provide you with information regarding its terms. The summary of the material terms of the Enforcement Arrangement herein is qualified in its entirety by reference to the Enforcement Arrangement. This summary may not contain all of the information about the Enforcement Arrangement that is important to you. We urge you to read the Enforcement Agreement carefully. The full binding Hebrew text of the Enforcement Arrangement and the Committee ruling were published by the ISA on its Administrative Enforcement Arrangements webpage.

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

The remaining motion from the 2017 Motions was filed against us, our executive directors and certain of our present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that we included misleading information in our public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of approximately NIS 29 million (approximately US$ 8 million at prevailing exchange rates). The court ordered a stay of proceedings due to the ongoing ISA Investigation. Following approval of the Enforcement Arrangement in connection with the ISA Investigation (see above), the stay was lifted. On March 8, 2020 the court approved scheduling arrangement agreed to by the parties to the Surviving Motion, whereby the petitioners in the Surviving Motion will have 45 days to submit an amended lawsuit and motion to approve the lawsuit as a class action, the respondents will have 60 days following the submission of such amended fillings to submit their responses, and the petitioners will then have an additional 30 days to respond to the respondents’ filings.

Under applicable Israeli law, a motion to approve a lawsuit as a class action initially needs to be approved as such by the court. Only after such approval is granted by the court, will the court proceed to the second stage of hearing the underlying claims of the class action lawsuit.

Our management rejects the claims in all of the aforesaid 2017 Motions. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the 2017 Motions as to the probability of success or the scope of potential exposure, if any, including, without limitation, the effects of the Enforcement Arrangement and/or the Settlement of the U.S. Class actions (see below) may have on the 2017 Motion.

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

Under the terms of the settlement, the Classes in all of the Actions will receive aggregate consideration of $2.0 million. The settlement consideration, as well as ancillary expenses, is being funded by our insurance carriers. We expect that the settlement will have no impact on our Statement of Operations.

The settlement contains no admission of wrongdoing and reiterates that we have always maintained and continue to believe that we did not engage in any wrongdoing or otherwise commit any violation of federal or state securities laws or other laws, including, without limitation, vigorous denials that our public statements were misleading; that we failed to disclose any material information to investors; that we acted in any deceitful manner; that any investment losses sustained by the Classes were caused by our or other defendants’ alleged misconduct, and that they have any liability to the Classes in the U.S. Class Actions. The settlement also reiterates that our counsel researched the applicable law and believes that we and the other defendants can successfully defend against all claims in the U.S. Actions, and that they continue to believe that the claims asserted in the U.S. Class Actions have no merit, and the Classes have no evidence to support their claims.

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

Pursuant to the final settlement, we and our directors and officers as well as the other defendants named in the U.S. Class Actions were released from the claims that were asserted or could have been asserted in the U.S. Class Actions by Class members participating in the settlement.

Although we maintain directors’ and officers’ liability insurance, with an extension to cover the Company as well, and which is expected to cover much of our expected costs in connection with the 2015 Motion (including the Separate Lawsuit), the ISA Investigation, the 2017 Motions and the U.S. Class Actions after payment by us of the policy deductibles, the insurance companies may reject our claims for coverage under the policy or the coverage may not be adequate to cover future claims. Furthermore, we are required to indemnify our underwriters for their legal defense costs or any other damages in the California putative class actions, and such indemnification will not be covered under the policy. To date we have already received requests from our underwriters to indemnify them for their legal costs in connection with the California putative class actions in an aggregate amount of approximately $186,900, most of which amount has already been paid by us as of the date of this Annual Report on Form 20-F. Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate amounts.

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

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2019.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are currently traded on the TASE under the symbol “KTOV”. Our ADSs and public warrants are currently traded on NASDAQ under the symbols “KTOV” and “KTOVW”, respectively.

NASDAQ Minimum Bid Price Requirement

On July 8, 2019, we received a letter from the Listing Qualifications Department of NASDAQ indicating that, based upon the closing bid price of our ADSs for the last 30 consecutive business days, we did not meet the minimum bid price of $1.00 per share required for continued listing on NASDAQ pursuant to NASDAQ Listing Rule 5550(a)(2). We were not able to regain compliance with this requirement within the 180-day period ending on January 6, 2020. However, on January 7, 2020, we were granted an additional 180-day compliance period ending on July 6, 2020 (the “Second Compliance Period”). The NASDAQ determination to grant the Second Compliance Period was based on the Company’s meeting the continued listing requirement for market value of publicly held shares and all other NASDAQ initial listing standards, with the exception of the bid price requirement, and our written notice of our intention to cure the deficiency during the Second Compliance Period by effecting a reverse share split, if necessary. We can regain compliance with this requirement if at any time before the expiration of the Second Compliance Period the closing bid price for our ADSs is at least $1.00 per share for a minimum of ten consecutive business days. In the event we do not regain compliance during the Second Compliance Period, NASDAQ will provide notice that our securities will be subject to delisting. At that time, we may appeal NASDAQ’s delisting determination to a NASDAQ Listing Hearings Panel. We intend to continue actively monitoring the bid price of our ADSs between now and the expiration of the Second Compliance Period and will consider available options to resolve the deficiency and regain compliance with the minimum bid price requirement, including a reverse share split, if necessary.

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

Preferred Shares

Pursuant to Israel’s securities laws, a company whose ordinary shares are registered for trade on TASE may not have more than one class of shares for a period of one year following initial registration of the company on TASE. After a period of one year, it is permitted to issue preferred shares if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have no voting rights, and if such issuance is otherwise in accordance with any then applicable TASE regulations or directives with respect to the issuance of preferred shares by a company whose ordinary shares are listed on TASE.

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

Pursuant to our amended and restated articles of association, our Board of Directors is authorized to fix, by resolution of the Board of Directors, (i) the number of issued Preferred Shares (subject to the maximum number of Preferred Shares authorized in such class), (ii) the designation of such class of Preferred Shares, and (iii) the conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, if any, of the shares of such class of Preferred Shares. Consequently, the issuance of Preferred Shares would be available for issuance without further actions by the Company’s shareholders, unless shareholder approval is required by Israeli law, the rules of any exchange or other market on which the Company’s securities may then be listed or traded, the Company’s Articles of Association then in effect, or any other applicable rules and regulations. For so long as we are also listed on TASE, the issuance of any Preferred Shares will also be subject to the requirements of any TASE regulations or directives governing the issuance of preferred shares by companies whose ordinary shares are listed on the TASE.

Subject to the actual terms of issuance determined by our Board of Directors for any Preferred Shares when issued, our Preferred Shares may be convertible into our ordinary shares or another series of Preferred Shares. Each such series of Preferred Shares shall have such number of shares, designations, preferences, qualifications, and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, liquidation preferences, conversion rights and preemptive rights, rights, qualifications, limitations and/or restrictions determined by our Board of Directors in accordance with our articles of association in effect at the time of any such issuance, including, but not limited to, some or all of the following: (i) the number of Preferred Shares constituting that series and the distinctive designation of that series, which number may be increased or decreased (but not below the number of Preferred Shares then outstanding) from time to time by action of the Board of Directors; (ii) the dividend rate and the manner and frequency of payment of dividends on the Preferred Shares of that series, whether dividends will be cumulative, and, if so, from which date; (iii) the terms and conditions of any conversion privilege of the series, including provision for adjustment of the conversion rate in such events as the Board of Directors may determine; (iv) whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption; (v) whether that series will have a sinking fund for the redemption or purchase of Preferred Shares of that series, and, if so, the terms and amount of such sinking fund; (vi) whether or not the Preferred Shares of the series will have priority over or be on a parity with or be junior to the Preferred Shares of any other series or class in any respect; (vii) the rights of the Preferred Shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights or priority, if any, of payment of Preferred Shares of that series; and any other relative rights, preferences and limitations of that series.

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

Each Preferred Share shall be entitled to receive upon distribution, and in preference to our ordinary shares, (i) dividends in excess of the general dividends issued to all shareholders including holders of Ordinary Shares, and/or (ii) amounts paid in a distribution of our surplus assets on winding up, in an amount equal to the original issue price for such Preferred Shares as set forth in the Company’s share registrar (adjusted for share combinations or subdivisions or other recapitalizations of the Company’s shares), and less the amount of any dividend previously paid in preference, all pro rata to the number of the Company’s Preferred Shares of each specific class of Preferred Shares issued and outstanding at such time, without having regard to any premium paid or discount thereon, and all subject to the provisions hereof.

Furthermore, and after payment of the Preferred Shares’ dividend preferences or liquidation preferences as aforesaid, each Preferred Share in the Company’s capital shall be entitled to receive upon distribution, (i) a general dividend issued to all shareholders, (ii) bonus shares, and (iii) amounts paid in a distribution of the Company’s surplus assets on winding up, all pro rata to the number of the Company’s Shares (Ordinary Shares and Preferred Shares) issued and outstanding at such time, without having regard to any premium paid thereon or discount, and all subject to the provisions hereof.

All Preferred Shares shall be non-voting shares and shall not vest the holder thereof with any right to participate in the Company’s general meetings, to receive notice thereof and/or to vote thereat, except as otherwise specifically required by Israeli law. Without limitation to the above, the Preferred Shares shall not confer upon the holders thereof any voting rights or any right to appoint directors or any other right with respect to general meetings, including without limitation, attending, voting at or requesting to convene, such general meetings or proposing matters for the agenda of such general meetings, except as expressly set forth below or as otherwise specifically provided by Israeli law.

So long as any Preferred Shares are outstanding, the provisions of the section below titled “Modification of class rights”, and the provisions of this section shall apply, such that the adoption of a resolution, by a regular majority in voting power of the Preferred Shares who are present, entitled to vote thereon (if any) and voting thereon, voting together as a single class, given in person or by proxy or by an authorized proxy holder, at a meeting of holders of Preferred Shares shall be necessary for effecting or validating:

(i) Authorization of Senior Shares. Any amendment or alteration of the Memorandum of Association or Articles of Association of the Company so as to authorize or create, or increase the authorized amount of, any class or series of shares to be so authorized, created or increased after the initial issuance of any class of Preferred Shares, the terms of which expressly provide that such class or series will rank senior to the outstanding class or classes of Preferred Shares as to dividend rights and distribution rights upon the liquidation, winding up or dissolution of the Company (collectively, “Senior Shares”);

(ii) Amendment of the Preferred Shares. Any amendment, alteration or repeal of any provision of the Articles of Association so as to adversely affect the special rights, preferences, privileges or voting powers of the Preferred Shares.

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange or reclassification involving the Preferred Shares, or of a merger or consolidation of the Company with or into another entity, unless in each case (x) the Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which the Company is not the surviving or resulting entity (or the Preferred Shares are otherwise exchanged or reclassified), are converted or reclassified into or exchanged for preferred shares of the surviving or resulting entity or its ultimate parent, and (y) such Preferred Shares that remain outstanding or such preferred shares, as the case may be, have rights, preferences, privileges and voting powers of the surviving or resulting entity or its ultimate parent that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, taken as a whole, of the Preferred Shares immediately prior to the consummation of such transaction;

provided, however, that (A) for all purposes of this section, (1) any increase in the amount of the Company’s authorized Ordinary Shares or Preferred Shares or the issuance of any additional Ordinary Shares or Preferred Shares or (2) the authorization or creation of any class or series of shares established after the initial issuance of any class of Preferred Shares, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the previously issued and outstanding Preferred Shares as to dividend rights and distribution rights upon any liquidation, winding up or dissolution of the Company (collectively, “Junior Shares”); or the authorization or creation of any class or series of shares established after the initial issuance of any class of Preferred Shares the terms of which expressly provide that such class or series will rank on a parity with the previously issued and outstanding Preferred Shares as to dividend rights and distribution rights upon any liquidation, winding up or dissolution of the Company (collectively, “Parity Shares”); and, any increase in the amount of authorized but unissued shares of such class or series of Parity Shares or Junior Shares or the issuance of additional shares of such class or series of Parity Shares or Junior Shares, will be deemed not to adversely affect (or to otherwise cause to be materially less favorable) the rights, preferences, privileges or voting powers of the previously issued and outstanding Preferred Shares and shall not require the consent or the adoption of a resolution by the holders of the previously issued and outstanding Preferred Shares; (B) in the event of a binding share exchange or reclassification involving the Preferred Shares, or of a merger or consolidation of the Company with or into another entity, as described above in which the provisions of sub-section (b)(iii)(x) and (y) above are complied with, the consent or the adoption of a resolution by the holders of the previously issued Preferred Shares shall not be required in order to effect, validate or approve such share exchange, reclassification, merger or consolidation; and (C) to the extent that, notwithstanding the provisions of immediately preceding clauses (A) and (B), the consent or approval of the holders of Preferred Shares, voting together as a single class, is nonetheless required by applicable law or the Articles of Association in such circumstances, or such consent or approval is otherwise required by applicable law or the Articles of Association with respect to any matter that is not set forth in the provisions of items (i)-(iii) of this section above, such approval or consent may be given by the adoption of a resolution, by a simple majority of the voting power of the Preferred Shares who are present, entitled to vote thereon (if any) and voting thereon, voting together as a single class, given in person or by proxy or by an authorized person, at a meeting of holders of Preferred Shares and the legal quorum for any such meeting shall be as set forth above with respect to meeting of holders of our Ordinary Shares.

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

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on NASDAQ, are required to appoint at least two external directors.

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including NASDAQ, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, in July 2016, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under Section 1 of the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including NASDAQ, and (iii) we comply with the director independence requirements, the audit committee and the compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

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

According to the Companies Law, an arrangement between the company and its directors, regarding their conditions of service, including the grant to them of exemption from liability from certain actions, insurance, and indemnification as well as an arrangement between the company and its directors on conditions of their employment, in other capacities, generally requires the approval of the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law), the board of directors, and the shareholders.

 Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such exempt extraordinary transactions must however be approved by both the board of directors and the audit committee. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the compensation committee (or the audit committee acting in lieu of a compensation committee pursuant to the Companies Law) and the board of directors agree that such arrangements are solely for the benefit of the company, provided that the compensation due under such arrangements does not exceed the compensation sums prescribed for external directors under applicable companies regulations. Employment and compensation arrangements for an office holder that is a controlling shareholder of a public company, or the provision of directors’ and officers’ insurance for the chief executive officer, do not require shareholder approval if certain criteria are met. The Board, following the prior determination of the Audit Committee or Compensation Committee, as applicable, may also determine that the compensation being offered to certain office holders (including directors) is an engagement which, pursuant to the leniencies set forth in the Relief Regulations, can be entered into by a company immediately, with the approval by the shareholders being deferred to the next shareholder meeting to be called by the Company, is such compensation is consistent with compensation policy of the company which was approved by the shareholders of the company in accordance with the Companies Law, and are no more beneficial to the recipient as such similar compensation previously granted to other holders of the same office.

Exchange Controls

 There are currently no material Israeli currency control restrictions on payments of dividends or other distributions with respect to our securities or the proceeds from the sale of our securities, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel or otherwise as set forth in this section. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Israeli residents have an obligation to file reports with the Bank of Israel regarding certain transactions. In addition, Bank of Israel regulations require us to submit regular quarterly update reports concerning foreign investments in the Company.

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

Private Placements

Under the Companies Law, if (i) as a result of a private placement a person would become a controlling shareholder or (ii) a private placement will entitle investors to receive 20% or more of the voting rights of a company as calculated before the private placement, and all or part of the private placement consideration is not in cash or in public traded securities or is not in market terms and if as a result of the private placement the holdings of a substantial shareholder shall increase or as a result of it a person shall become a substantial shareholder, then in either case, the allotment must be approved by the board of directors and by the shareholders of the company. A “substantial shareholder” in connection with a private placement as set forth above, is defined as a shareholder who holds five percent or more of the company’s outstanding share capital or voting rights, and which assumes the exercise of all of the securities convertible into shares either held by that person prior to such private placement or offered to such person under the private placement. In order for the private placement to be on “market terms” the board of directors has to determine and explain in detail that the private placement is on market terms, unless proven otherwise. Otherwise, under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in other special circumstances, such as a private placement completed in lieu of a special tender offer, or a private placement under circumstances which qualifies as a related party transaction requiring shareholder approval, approval at a general meeting of the shareholders of a company is then also required. A Registered Direct Offering in the United States is generally considered a private placement under the Companies Law.

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

Acquisitions under Israeli Law

Special Tender Offer

According to the Companies Law, an acquisition pursuant to which a purchaser will hold a “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser will hold more than 45% of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but rather by way of a special tender offer (as defined in the Companies Law) made to all of the company’s shareholders on a pro rata basis, or pursuant to a private placement approved by the company’s shareholders with the purpose of approving the acquisition of controlling stake, or 45% or more of the company’s voting rights. In accordance with the Companies Law, such procedures are not required if the controlling stake or 45% of the company’s voting rights are purchased from an existing holder or a controlling stake or 45% of the company’s voting rights. A special tender offer may not be consummated unless a majority of the shareholders who announced their stand on such offer have accepted it (in counting the total votes of such shareholders, shares held by the controlling shareholders, shareholders who have personal interest in the offer, shareholders who own 25% or more of the voting rights in the company, relatives or representatives of any of the above or the bidder and corporations under their control, shall not be taken into account). A shareholder may be free to object to such an offer without such objection being deemed as a waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. Shares purchased not in accordance with those provisions will become “dormant shares” and will not grant the purchaser any rights so long as they are held by the purchaser.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Full Tender Offer

A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, own more than 90% of the target company’s issued and outstanding share capital or of certain class of its shares, is required by the Companies Law to make a full tender offer (as defined in the Companies Law) to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold, in the aggregate, less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether or not it accepted the tender offer (unless otherwise provided in the offering memorandum), may, within six (6) months from the date of acceptance of the tender offer, petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Merger

The Companies Law provides that corporate mergers require the approval of both companies’ boards of directors and shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. In the event, however, that shares of the target company are held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company, the merger will not be approved if a majority of the shareholders of the target company attending and voting at the meeting at which the merger is considered (without taking into account, for that purpose, the shares held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company) object to and do not vote in favor of the merger. If a person holds 25% or more of any type of controlling means of more than one merging company, the same provisions shall apply with regard to the shareholders’ vote with respect to each such company. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the target company’s obligations. Furthermore, a merger may not close unless at least 30 days have passed from the time that the general meeting of each of the merging companies was held and at least 50 days have passed from the date on which the merger proposal was sent to the Israeli Registrar of Companies.

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

FameWave Acquisition Agreement

The following is a summary of the material terms of the Acquisition Agreement. A copy of the Acquisition Agreement, including ancillary agreements which were entered into in connection with the transactions contemplated by the Acquisition Agreement, are attached as exhibits to this Annual Report on Form 20-F. The Acquisition Agreement, and ancillary agreements, have been attached to this Annual Report on Form 20-F to provide you with information regarding its terms. The summary of the material terms of the Acquisition Agreement (including any of its ancillary agreements) below and elsewhere in this Annual Report on Form 20-F is qualified in its entirety by reference to the Acquisition Agreement and/or the applicable ancillary agreement. This summary may not contain all of the information about the Acquisition Agreement and/or any applicable ancillary that is important to you. We urge you to read carefully the Acquisition Agreement (including any of its ancillary agreements) in its entirety as these are the legal documents governing the transactions.

Form of the Transaction

Upon the terms and subject to the conditions of the Acquisition Agreement, in January 2020 we acquired 100% of the issued and outstanding shareholdings from the shareholders of FameWave, in exchange for the issuance of our ADSs and Kitov Warrants, and FameWave became a wholly-owned subsidiary of the Company. In addition, we provided a loan to FameWave to pay cCAM, a wholly owned subsidiary of MSD for the return of the intellectual property rights to CM-24 to FameWave and to repay certain loans provided by FameWave’s shareholders to FameWave to conduct business pursuant to the approved business budget. As part of the Acquisition Agreement, three leading life science focused investment funds, Orbimed Israel Partners, Pontifax, and Arkin Holdings, who collectively held approximately 90% of FameWave, concurrently invested $3.5 million in us at closing in exchange for additional newly issued ADSs of the Company, priced at $1.23 per ADS, in a private placement.

Transaction Consideration

In consideration of the transfer of the FameWave shares to us and the other obligations set forth in the Acquisition Agreement, the aggregate purchase price paid by us for 100% of FameWave shares consisted of the issuance by us to the FameWave Shareholders, and, on behalf of FameWave, to (i) THM, and (ii) the lenders with outstanding balances under the Convertible Loan Agreement, their respective share, as set forth in the allocation table to be provided to us prior to closing of the Transaction, of (a) 8,075,610 of our ADSs (equal to $9,933,000 divided by $1.23, (the “Consideration Shares PPS”)), and such ADSs with aggregate value of $9,933,000 served as the total consideration for 100% of the fully diluted share capital of FameWave, and was allocated among all selling FameWave shareholders, lenders under the Convertible Loan Agreement, THM, and any other persons with equity based rights in FameWave and/or rights to receive consideration from an exit transaction of FameWave or any other type of FameWave reorganization, and (b) Kitov Warrants to purchase 4,037,805 additional ADSs, with an exercise price equal to $1.98 per ADS of Kitov, and with a term of exercise of 4 years beginning on the date of issuance, and subject to other terms and conditions as set forth herein and in the Warrant Agreements, the form of which is attached to the Acquisition Agreement.

As part of the Acquisition Agreement, three leading life science focused investment funds, Orbimed, Pontifax Venture Capital, and Arkin Holdings, who collectively (together with their respective affiliates) held approximately 90% of FameWave, will invest an aggregate $3.5 million in us in exchange for 2,845,528 newly issued ADSs of the Company, priced at $1.23 per ADS.

Pursuant to the Acquisition Agreement, we deposited with an escrow agent $2 million Cash Escrow in order to secure payments by FameWave to MSD and/or loans that the shareholders of FameWave provided FameWave between the effective date of the Acquisition Agreement and the closing, and which was released to FameWave prior to the closing.

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

Registration Rights

At the closing of the transactions contemplated by the Acquisition Agreement, and in order to induce certain FameWave shareholders to sell their FameWave shares to us and/or invest in our ADSs, we entered into, at the closing of the acquisition, a Registration Rights Agreement (the “Registration Rights Agreement”) providing for the filing of a registration statement providing for the resale by such shareholders of their registrable securities (the “Registration Statement”) with the Securities and Exchange Commission registering for resale their ADSs and the ADSs underlying the Kitov Warrants. Pursuant to the Registration Rights Agreement, we shall be obligated to file a resale registration statement providing for the resale by such shareholders of their registrable securities by no later than 120 days prior to the end of the above mentioned lockup period, and cause the Registration Statement to be declared effective no later than the end of such lock-up period.

We undertook to use commercially reasonable efforts to cause the resale registration statement to remain continuously effective for at least 12 months (or such shorter period as will terminate when all of our securities covered by the Registration Statement have been sold or withdrawn).

Voting and Shareholder Undertakings

In addition, each of the investment funds and the other FameWave shareholders party to the Registration Rights Agreement signed a Shareholder’s Undertaking in connection with our securities held by them containing, amongst other matters, an undertaking that during the above mentioned lock-up period, and, subsequent to such lock up period until the earlier of: (i) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of our then issued and outstanding ordinary shares or (ii) 24 months following the date of the undertaking, the shareholder shall cause all of our voting securities beneficially owned by it or any of its group members or over which it or any of its group members has voting control not to be voted, (i) against all those persons nominated and recommended to serve as directors of the Company by our board of directors and/or any applicable committee thereof and (ii) with respect to any other action, proposal or matter to be voted on by our shareholders, in a manner inconsistent with the recommendation of our board of directors or any applicable committee thereof; provided, however, that the undertakings in sub-clauses (ii) and (iii) above shall not apply to: (1) matters under Sections 270(1), 270(2), 270(3) and 270(4) the Israeli Companies Law and matters which require the declaration by officers or shareholders of a personal interest and/or affiliation with a controlling shareholder as defined in, and in accordance with, the Israeli Companies Law, or (2) matters directly affecting the development of the technology controlled by FameWave Ltd. or (3) where, based on a legal advice opinion received in writing by the shareholder, the shareholder reasonably believes that such vote by the shareholder may impose any liability on the shareholder.

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

Commercialization Agreement for United States

In early January 2019, we entered into an exclusive marketing and distribution agreement with Coeptis for the commercialization of Consensi™ in the U.S. market. The agreement provides for total milestone payments from Coeptis of $3.5 million, of which we have already received the initial $1 million milestone concurrent with finalization of the agreement, and a $1.5 reimbursement payment upon completion of an agreed CMC plan. In addition, the agreement entitled us to 60% of Coeptis’ net profit on Consensi™ sales until such time as we have received $13 million in such profit distributions, following which we would then be entitled to 40% of Coeptis’ net profit on all subsequent Consensi™ sales. In October 2019, we amended the agreement with Coeptis. Under the terms of the amended agreement we will receive 20% in royalties on net sales of Consensi™ with minimum royalties of $4.5M over 3 years. In addition, we are entitled to receive up to $99.5M in milestone and reimbursement payments, of which $2.5M was already received, and an additional $1M is due following the first commercial sale of Consensi™ in the U.S. and $96M which is subject to certain pre-defined commercial milestones. The agreement is for a term of fifteen years and may be extended for additional two-year terms, and includes customary provisions, as well as certain residual rights and obligations of the parties following termination.

Rentschler Biopharma Manufacturing Agreement

We entered into a manufacturing agreement with Rentschler Biopharma SE in Germany (“Rentschler”) which provides for Rentschler to manufacture CM-24 batches for clinical studies for a total amount of $6.4 million over the next 2 years. The manufacturing agreement contains various representations, warranties, indemnity, and intellectual property provisions, common to agreements of such nature. Pursuant to the Manufacturing Agreement we will also enter into Quality Agreements with Rentschler.

Other Agreements

For a description of other agreements, please see “Item 3. Major Shareholders and Related Party Transactions – D. Risk Factors – Risks Related to Our Business and Regulatory Matters”, “Item 4. Information on the Company – B. Business Overview – Services and License Agreements”, “Item 4. Information on the Company – B. Business Overview – Consensi - Commercialization Agreement for the United States”, “Item 4. Information on the Company – B. Business Overview – Intellectual Property”, “Item 4. Information on the Company- B. Business Overview - Intellectual Property – FameWave License Agreement with Tel HaShomer”, “Item 4. Information on the Company- B. Business Overview - Intellectual Property – TyrNovo Exclusive License Agreement with Yissum”

For information on exemption and indemnification letters granted to our officers and directors, please see “Item 6 – Directors, Senior Management and Employees – C. Board Practices – Exemption, Insurance and Indemnification of Directors and Officers.”

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

General

The following is a summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of Ordinary Shares and ADSs of our company.

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of Ordinary Shares and ADSs of our company. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of the Ordinary Shares or ADSs being offered hereby, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

The Israeli corporate tax rate applicable to Israeli resident companies is 23%.

Taxation of Shareholders

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

Real Capital Gain accrued by individuals on the sale of the Ordinary Shares or ADSs will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income which is 23% for corporations, and a marginal tax rate of up to 47% for individuals.

Notwithstanding the foregoing, real capital gains generated from the sale of our Ordinary Shares or ADSs by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Ordinary Shares or ADSs were purchased upon or after the registration of the Ordinary Shares or ADSs on the stock exchange and (this condition will not apply to shares purchased on or after January 1, 2009) (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) hold more than 25% or more means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the income or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the Ordinary Shares or ADSs are deemed to be business income.

In addition, the sale of the Ordinary Shares or ADSs may be exempt from Israeli capital gain tax under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such an exemption). For example, the Convention between the Government of the U.S. and the Government of the State of Israel with respect to Taxes on Income (the “U.S.- Israel Double Tax Treaty”) exempts a U.S. resident (for purposes of the treaty) from Israeli capital gains tax in connection with the sale of the Ordinary Shares or ADSs, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12 month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate during the taxable year; (iii) the capital gain from the sale, exchange or disposition was not derived through a permanent establishment of the U.S. resident; and (iv) the capital gains arising from such sale, exchange or disposition is not attributed to real estate located in Israel or a resident in Israel; however, under the U.S-Israel Double Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

Payers of consideration for the Ordinary Shares or ADSs, including the purchaser, the Israeli stockbroker or the financial institution through which the Ordinary Shares or ADSs are held, are obligated, subject to certain exemptions, to withhold tax upon sale of Ordinary Shares or ADSs from the amount of consideration paid upon the sale of the securities (or on the Real Capital Gain realized on the sale, if known), at a rate of 25% for an individual or at a rate of corporate tax for a corporation (23% in 2019 and thereafter).

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

Dividends

Dividends distributed by a company from income, which is not attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise as defined in the Israel’s Encouragement of Capital Investment Law (1959), to a shareholder who is an Israeli resident individual will be generally subject to income tax at a rate of 25%. However, a 30% tax rate will generally apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally not be subject to tax provided that the income from which such dividend is distributed, derived or accrued within Israel. A distribution of dividend by a company from income attributed to a Preferred Enterprise will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals - 20% with respect to dividends distributed as of 2014, or such lower rate as may be provided in an applicable tax treaty; and Israeli resident companies - 0%. Dividends distributed from income attributed to an Approved Enterprise and/or a Benefited Enterprise are subject to a tax rate of 15%. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly from other sources of income, the income tax rate will be a blended rate reflecting the relative portions of the types of income.

Non-Israeli residents (either an individual or a corporation) are generally subject to Israeli tax on the receipt of dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). Dividends distributed by an Israeli resident company from income, which is attributed to a Preferred Enterprise, to a non-Israeli resident (either an individual or a corporation) are generally subject to withholding tax at a rate of 20%. These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividend income derived from or accrued from Israel, from which the full amount of tax was withheld at source, is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not obliged to pay Excess Tax (as described below).

Payers of dividends on our shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a nominee company (for corporations and individuals).

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 649,560 for 2019), linked to the Israeli Consumer Price Index), which is approximately $[●], based on the representative NIS - U.S. dollar rate of exchange of [●] on January 23, 2020), will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ADSs and warrants by a holder. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ADSs and warrants pursuant to this offering and that will hold such ADSs and warrants as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax exempt entities or organizations;

●	certain former citizens or residents of the United States;

●	persons that received our ADSs or warrants as compensation for the performance of services;

●	persons that will hold our ADSs or warrants as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass- through entities, or holders that will hold our ADSs or warrants through such an entity;

●	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

●	holders that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

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

Exchange of ADSs for Ordinary Shares

In general, if you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, gain or loss generally will not be recognized if you exchange ADSs for the underlying ordinary shares represented by those ADSs. In addition, you will receive a basis in your ordinary shares equal to the basis of your ADSs exchanged for such shares.

Taxation of Dividends and Other Distributions on Our ADSs

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ADSs before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to “qualified dividends,” provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Such lower rate of taxation shall not apply if we are a PFIC for the taxable year in which we pay a dividend. Moreover, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders irrespective of PFIC status. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ADSs and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ADSs for more than one year as of the time such distribution is received.

If you are a U.S. Holder, dividends paid to you with respect to our ADSs will be foreign source income for foreign tax credit purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Sale, Exchange or Other Disposition of Our ADSs and Warrants

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ADSs or warrants equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ADSs or warrants, as applicable, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ADS or warrant generally will be initially determined as described above in “Tax Basis of each ADS and Warrant.” If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of an ADS or warrant is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such ADS or warrant exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. A foreign tax credit for foreign taxes imposed on capital gains may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and it is possible that the ability of a U.S. Holder to claim a foreign tax credit for any such Israeli tax will be limited. You should consult your tax advisor to determine whether, and to what extent, you will be entitled to this credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ADSs or warrants unless:

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

Exercise of a Warrant

The exercise of a warrant for ADSs generally will not be a taxable event for the exercising U.S. Holder. A U.S. Holder will have a tax basis in the ADSs received on exercise of a warrant equal to the sum of the U.S. Holder’s tax basis in the warrant surrendered, reduced by any portion of the basis allocable to a fractional share, plus the exercise price of the warrant. A U.S. Holder generally will have a holding period in ADSs acquired on exercise of a warrant that commences on the date of exercise of the warrant.

Passive Foreign Investment Company Consequences

We may be classified as a Passive Foreign Investment Company (PFIC) for the 2020 tax year. If we are indeed so classified for 2020 or in any other taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our ADSs, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Section 1298(a)(4) of the Code provides that to the extent provided in regulations, if any person has an option to acquire stock in a PFIC, such stock shall be considered as owned by such person. Certain proposed regulations provide rules for treatment of options to acquire stock in a PFIC. It is not currently known if, when or the extent to which such proposed regulations will be finalized and become effective. The discussion below assumes that regulations relating to options to acquire PFIC stock will become effective and would apply to the warrants. Each prospective investor is urged to consult with its own tax advisor about the tax consequences of holding warrants if we are classified as a PFIC.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ADSs and warrants. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ADSs or warrants, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ADSs or warrants, regardless of whether we continue to meet the tests described above.

Our PFIC status determination is based on our income, assets and activities for the entire taxable year and therefore it is not possible to determine whether we will be characterized as a PFIC for the 2020 taxable year until after the close of the year. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business, which we cannot currently determine with certainty.

If we are indeed properly classified as a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ADSs) and (b) any gain realized on the sale or other disposition of the ADSs or warrants. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ADSs or warrants.

If a U.S. Holder makes the mark-to-market election, then, in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in its ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

The mark-to-market election is available only if we are a PFIC and our ADSs are “regularly traded” on a “qualified exchange.” Our ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any of our subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

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

A U.S. Holder who owns ADSs during any year in which we are a PFIC, will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors regarding application of the PFIC rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may apply to all or a portion of the following items with respect to ADSs and warrants: dividend or other distributions, gains from dispositions and “excess distributions” and income from “mark-to-market” elections under the PFIC rules, if applicable. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ADSs and warrants.

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

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ADSs and warrants.

Foreign Account Tax Compliance Act

FATCA imposes withholding tax on certain types of payments made to foreign financial institutions and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, or, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds from the sale or other disposition of, our ADSs and warrants paid to a “foreign financial institution” or to certain “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the United States regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Department of the Treasury. The U.S. Treasury recently released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock or warrants. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our ADSs and warrants, and the possible impact of these rules on the entities through which they hold our ADSs and warrants, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are required to file reports and other information with the SEC under the Exchange Act, and the regulations thereunder applicable to foreign private issuers. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through this web site at http://www.sec.gov. These SEC filings are also generally available to the public on (i) the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, (ii) the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il, and (iii) from commercial document retrieval services.

In addition, since our ordinary shares are traded on TASE, we also presently report to ISA and TASE in accordance with the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements. Our major shareholders are required to make applicable ownership disclosures in accordance with U.S. securities laws and reporting requirements. We generally initially file or furnish our reports, as applicable, to the SEC. We then submit copies of the SEC filings and submissions to ISA and TASE, including any filings made by our major shareholders with respect to their holdings in Kitov Pharma, in accordance with the Dual-Listed Reporting Requirements. Such copies can be retrieved electronically through the websites for listed company reports of ISA (www.magna.isa.gov.il) and TASE (www.maya.tase.co.il).

As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. As permitted under the Companies Law, and the Notice Regulations which were enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting, a proxy statement or a voting slip. We prepare notices of general meetings of our shareholders, as well as the accompanying proxy statements, voting slips and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable laws, rules and regulations and disclosure requirements in the State of Israel, as such are applicable to a company whose shares are traded on both TASE and NASDAQ, and which reports to the SEC as a foreign private issuer and to ISA and TASE in accordance with the Dual-Listed Reporting Requirements. Our Proxy Materials may not necessarily be mailed to our beneficial shareholders in Israel, or to our beneficial ADS holders in the U.S. We will furnish to the SEC on Form 6-K the forms of our Proxy Materials, and they will be made available to the public on the SEC’s website at www.sec.gov. We will also submit the Proxy Materials to ISA and TASE and they will be made available to the public on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il. We will also include the Proxy Materials on our corporate website, to the extent required under the Companies Law and the applicable regulations enacted thereunder governing publication of notices of general meetings of our shareholders and the distribution of the Proxy Materials. The circulation of by us of any Proxy Materials should not be taken as an admission that we are subject to the proxy rules under the Exchange Act, nor as an admission that in doing so we are not availing, nor that we may not avail, ourselves of any, or all of, the exemptions set forth under Regulation 3 of the Companies Regulations (Relief Regulations for Companies Whose Securities are Listed for Trading on an Exchange Outside of Israel), 5760-2000. Furthermore, nothing in the form or content of, and/or the language in, any of our Proxy Materials should be taken as an admission by us with respect to that which is stated under Regulation 5 of the Notice Regulations concerning the applicability (or lack thereof) of instructions under relevant non-Israeli law as to the content our Proxy Materials, insofar as such may apply to certain matters on the agenda of the applicable meeting of securities holders.

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

We maintain a corporate website at www.kitovpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any notices of general meetings of our shareholders.

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

(A)	Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate as of December 31, 2019:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	2	5	106	(5)	(2)
Other current assets	9	22	440	(22)	(9)
Accounts payable	(18)	(45)	(903)	45	18
Other payables	(20)	(49)	(985)	49	20
Post employment benefit liabilities	(2)	(5)	(101)	5	2
Total income (loss)	(29)	(72)		72	29

(B)	As of the date of this Annual Report on Form 20-F, our interest rate risk exposure is in respect to bank deposits, which expose us to risk due to change in fair value interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Our management, including the chief executive officer and chief financial officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that as at December 31, 2019 our internal control over financial reporting was effective.

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

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tzror, Mr. Steinberg and Ms. Stern-Raff are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the NASDAQ Listing Rules. Dr. Rowinsky, Mr. Agmon, Mr. Steinberg, Ms. Stern-Raff and Mr. Tzror qualify as independent directors under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

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

	(in thousands of U.S. dollars)
	2019	2018
Audit fees(1)	81	70
Tax (2)	35	18

Total	116	88

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, fees related to our public offerings and registration statements, and consultation concerning financial accounting and reporting standards.

(2)	These fees relate to services provided regarding tax compliance and review of tax returns.

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

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the NASDAQ Listing Rules.

●	Meetings of Shareholders: Annual Meetings; Proxy Solicitations; Quorum. The NASDAQ Listing Rules require that each company listing common stock, and their equivalents, hold an annual meeting of shareholders within one year of the end of each fiscal year, and that at such meeting, shareholders must be afforded the opportunity to discuss company affairs with management and, if required by the Company’s governing documents, to elect directors. They further require that each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to NASDAQ. Under the NASDAQ Listing rules, the quorum required for an ordinary meeting of shareholders consists of 33 1/3% of the issued share capital. We will follow our home country practices with respect to the above as follows:

●	Annual Meetings. As permitted under the Companies Law and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are required to hold an annual meeting each year and provided that it is no later than 15 months from the prior annual meeting. At the annual meeting we are required to elect directors (other than external directors, if such are required to be elected) and to present the annual financial statements and annual report, as well as presenting the fees paid to our auditors.

●	Proxy Solicitations. As permitted under the Companies Law and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting and a proxy statement. We will prepare notices of general meeting of our shareholders, as well as the accompanying proxy statement and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable rules, regulations and disclosure requirements in the State of Israel, as such are applicable to a Company whose shares are traded on both the TASE and the NASDAQ. Our Proxy Materials may not necessarily be mailed to beneficial shareholders in Israel, nor to beneficial ADS holders in the U.S. Forms of the Proxy Materials will be furnished to the SEC on Form 6-K, and will be available to the public on the SEC’s website at http://www.sec.gov. The proxy materials will also be filed with the Israeli Securities Authority and TASE and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The Proxy Materials will also be made available on the Company’s corporate website at www.kitovpharma.com, as required under the Companies Law and Regulations governing distribution of the Proxy Materials.

●	Quorum. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of our shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

●	Nominations Committee and Nominations of our Directors. Our directors are not selected, nor recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the NASDAQ Listing Rules. With the exception of external directors (if any are required to be elected) and any directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our amended and restated articles of association, under the Companies Law or in an agreement between us and our shareholders. GHP has entered into a Shareholder’s Undertaking with Kitov Pharma pursuant to which so long as it is holding ordinary shares or equivalents representing more than 1% of our issued and outstanding share capital it has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Pharma’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted Kitov Pharma an proxy to ensure its compliance with such voting undertakings. Certain former unaffiliated minority shareholders of TyrNovo have entered into a Shareholder’s Undertaking with Kitov Pharma pursuant to which for so long as such shareholder is holding our ordinary shares received in the share exchange transaction for their TyrNovo shares it has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Kitov Pharma’s board of directors and in favor of persons nominated and recommended to serve as directors by the board, and to grant Kitov Pharma a proxy to ensure its compliance with such voting undertakings. In addition, each of the previous FameWave shareholders which received their applicable portion of our ADSs issued as part of the FameWave acquisition transaction and signed a lock-up and registration rights agreement, also signed a Shareholder’s Undertaking in connection with our ADSs held by them containing, amongst other matters, an undertaking that during the agreed upon lock-up period, and, subsequent to such lock up period until the earlier of: (i) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of our then issued and outstanding Ordinary Shares or (ii) 24 months following the date of the undertaking, the shareholder shall cause all of our voting securities beneficially owned by it or any of its group members or over which it or any of its group members has voting control not to be voted, (i) against all those persons nominated and recommended to serve as our directors by our board of directors and/or any applicable committee thereof and (ii) subject to certain exceptions relating to significant corporate transactions, with respect to any other action, proposal or matter to be voted on by our shareholders, in a manner inconsistent with the recommendation of our board of directors or any applicable committee thereof. Other than such Shareholder’s Undertakings, currently there is no other agreement between us and any shareholder regarding the nomination or appointment of directors. In accordance with our amended and restated articles of association, under the Companies Law, any one or more shareholders holding, in the aggregate such portions of our outstanding voting power, as set forth in our amended and restated articles of association may nominate one or more persons for election as directors at a general meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided by our amended and restated articles of association.

●	Nominations Committee Charter or Board Resolution. Under NASDAQ Listing Rules, U.S. domestic listed companies, must adopt a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. We do not have such a formal written charter or board resolution.

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

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, provision in the Israeli proxy regulations governing Israeli public companies, which were promulgated under the Israeli Companies Law, requires us to disclose in the notice and proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis. The SEC has indicated to us that such disclosures will need to be included in registration statements filed subsequent to fiscal year end even if they are filed prior to the annual meeting proxy statement or our annual report. This disclosure may not be as extensive as that required of a U.S. domestic issuer.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements as of December 31, 2019 and 2018 and for the three-year period ended December 31, 2019, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed in the index of exhibits below:

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Registrant (originally filed as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 26, 2019 and incorporated herein by reference thereto).
1.2	Amended and Restated Articles of Association of the Registrant (originally filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 26, 2019 and incorporated herein by reference thereto).
2.1	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).
2.2	Form of Warrant Agent Agreement (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015).
2.3	Form of American Depositary Receipt (incorporated by reference to prospectus filed with the Securities and Exchange Commission on January 4, 2019)
2.4	Form of Underwriters’ Warrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015).
2.5	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016).

Exhibit Number	Exhibit Description
2.6	Form of Letter Amendment to Warrant Agent Agreement with respect to Series A warrants (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
2.7	Form of Pre-Funded Series B Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016).
2.8	Stock Purchase Agreement, dated January 12, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd. (incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017).
2.9	Shareholder’s Undertaking by Goldman Hirsh Partners Ltd. dated January 13, 2017. (incorporated by reference to Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
2.10	Flow of Funds Agreement, dated April 9, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd. (incorporated by reference to Exhibit 2.10 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
2.11	Form of Warrant issued to purchasers in the July 2017 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.12	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.13	Stock Purchase Agreement, dated October 3, 2017, by and among the Registrant, Certain Stockholders of TyrNovo Ltd. and the Stockholders’ Representative (incorporated by reference to Exhibit 2.13 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
2.14	Form of Warrant issued to purchasers in the June 2018 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.15	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.16	Form of Warrant issued to purchasers in the January 2019 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.17	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.18	Form of Shareholder Undertaking and Agreement, dated January 7, 2020, between Kitov Pharma Ltd. and the shareholders signatory thereto executed by purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.17 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.19	Form of Warrant, dated January 7, 2020, between Kitov Pharma Ltd. issued to former FameWave shareholders (incorporated by reference to Exhibit 4.18 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.18	Form of Ordinary Warrant issued to purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.19 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.19	Form of Pre-funded Warrant issued to purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.20 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.20	Form of Placement Agent Warrant issued to Placement Agent in the March 2020 public offering (incorporated by reference to Exhibit 4.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.21	Description of Shares Capital
4.1	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015).
4.2	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to i Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).
4.3	Kitov Pharma Ltd. 2016 Equity-Based Incentive Plan (incorporated by reference to Annex C to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-k furnished to the Securities and Exchange Commission on March 22, 2019)
4.4	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to our Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on November 18, 2015).
4.5	Form of Share Purchase Agreement between Kitov Pharma and the purchasers (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
4.6*	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.7*	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.8*	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)

Exhibit Number	Exhibit Description
4.9	Form of Securities Purchase Agreement dated as of July 11, 2017 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
4.10	Kitov Pharma Ltd. Office Holder Compensation Policy approved the shareholders on July 12, 2017 (incorporated by reference to Exhibit A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-k furnished to the Securities and Exchange Commission on June 8, 2017)
4.11	Revolving Secured Facility and Pledge Agreement dated March 1, 2017 by and between TyrNovo Ltd., and Kitov Pharma Ltd. (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
4.12	Convertible Bridge Loan Agreement, dated September 15, 2017, by and between Kitov Pharma Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
4.13	Form of Securities Purchase Agreement dated as of June 1, 2018 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
4.14	Form of Securities Purchase Agreement dated as of January 16, 2019 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
4.15**	Product Manufacturing Agreement, effective as of November 8, 2018, by and between Kitov Pharma Ltd. and Dexcel Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on April 3, 2019)
4.16**	Agreement dated as of December 27, 2018, by and between Kitov Pharma Ltd. and Coeptis Pharmaceuticals Inc. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on April 3, 2019)
4.17**	Stock Purchase Agreement by and among Kitov Pharma Ltd., The Stockholders of FameWave Ltd. and M. Arkin (1999) Ltd. dated as of March 14, 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on April 3, 2019).
4.18	English Translation of Enforcement Arrangement entered into by and amongst the Israel Securities Authority, Kitov Pharma Ltd., Isaac Israel, Paul Waymack, and Simcha Rock (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on August 13, 2019)
4.19	Amendment dated August 16, 2019 to the Stock Purchase Agreement by and among Kitov Pharma Ltd., The Stockholders of FameWave Ltd. and M. Arkin (1999) Ltd. dated as of March 14, 2019 (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 16, 2019).
4.20 **	Amendment dated October 8, 2019, to the Agreement by and between Kitov Pharma Ltd. and Coeptis Pharmaceuticals Inc (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019).
4.21	Form of Lock-Up and Registration Rights Agreement, dated January 7, 2020, between the Kitov Pharma Ltd. and the sellers listed on Exhibit A thereto (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
4.22	Form of Securities Purchase Agreement dated as of March 12, 2020 by and between the Registrant and the purchasers in the public offering (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
4.23**+	Amended and Restated License effective as of the 25th day of May, 2010 by and between: Tel Hashomer - Medical Research, Infrastructure and Services LTD and Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd.
4.24**+	First Amendment to Amended And Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd.
4.25+	Second Amendment to Amended And Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd.
4.26+	Assignment And Assumption Agreement effective as of March 21, 2019, between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd., FameWave Ltd. and cCAM Biotherapeutics Ltd.
4.27**+	Master Development Services Agreement between FameWave Ltd., and Rentschler Biopharma SE executed on March 17, 2020.
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020).
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International.

*	Confidential treatment granted with respect to portions of this Exhibit.
**	Portions of this exhibit have been omitted because they are both (i) not material, and (ii) would likely cause competitive harm to the Company if publicly disclosed.
+	To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

KITOV PHARMA LTD.

By:	/s/ Isaac Israel
	Name:	Isaac Israel
	Title:	Chief Executive Officer

By:	/s/ Gil Efron
	Name:	Gil Efron
	Title:	Chief Financial Officer

Date: March 23, 2020

Kitov Pharma Ltd.

Consolidated Financial Statements as at December 31, 2019

Kitov Pharma Ltd.

Consolidated Financial Statements

As of December 31, 2019

Kitov Pharma Ltd.

Consolidated Financial Statements as at December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Kitov Pharma Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kitov Pharma, Ltd. and its subsidiary (hereinafter – “the Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and other comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2019, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2E to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019, due to the adoption of International Financial Reporting Standard No. 16 Leases.

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

Tel-Aviv, Israel

March 16, 2020

Kitov Pharma Ltd.

Consolidated Statements of Financial Position as of December 31,

		2019	2018
	Note	USD thousands	USD thousands

Assets
Cash and cash equivalents	6, 20A	4,385	5,163
Short term deposits	20A	10	1,521
Financial assets		2,000	-
Other current assets	7	1,907	1,830

Total current assets		8,302	8,514

Right to use assets		206	-
Fixed assets, net		38	37

Intangible assets	5	6,172	6,172

Total assets		14,718	14,723

Liabilities
Lease liability - short term		195	-
Accounts payable		1,245	705
Other payables	8	2,106	2,055
Derivative instruments	9	-	554

Total current liabilities		3,546	3,314

Non-current liabilities

Lease liability	5C	28	-

Post-employment benefit liabilities	19	285	405

Total non - current liabilities		313	405

Equity

Share capital, no par value		-	-
Share premium	9	46,986	44,597
Receipts on account of warrants	9	9,874	7,982
Capital reserve for share-based payments	10	3,181	1,714
Capital reserve from transactions with related parties		761	761
Capital reserve from transactions with non- controlling interest	5B,C	(859)	(859)
Accumulated loss		(49,522)	(43,672)

Equity attributable to owners of the Company		10,421	10,523
Non-controlling interests		438	481
Total equity		10,859	11,004

Total liabilities and equity		14,718	14,723

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd.

Consolidated Statements of Operations and other Comprehensive Loss

		For the year ended December 31
		2019	2018	2017
	Note	USD thousands	USD thousands	USD thousands

Revenues	13	1,000	1,000	100

Research and development expenses	14	2,674	5,268	4,640
Sales, general and administrative expenses	15	6,078	5,195	6,397
Reimbursement of legal fees	15B	(596)	(743)	-
Other expenses (income)	16	-	(894)	1,029
Total operating expenses		8,156	8,826	12,066

Operating Loss		7,156	7,826	11,966

Net change in fair value of derivatives	17	(1,509)	(2,740)	1,049
Finance expense	17	181	576	26
Finance income	17	(151)	(93)	(128)
Finance expenses (income), net		(1,479)	(2,257)	947

Taxes expenses	18C	216	-	-

Loss for the year		5,893	5,569	12,913

Other comprehensive loss
Items that will not be classified to profit or loss
Re-measurement of defined benefit liability		-	-	95

Total comprehensive loss for the year		5,893	5,569	13,008

Loss attributable to:
Owners of the Company		5,850	5,200	12,177
Non-controlling interests		43	369	736
		5,893	5,569	12,913

Total comprehensive loss attributable to:
Owners of the Company		5,850	5,200	12,272
Non-controlling interests		43	369	736
		5,893	5,569	13,008

Loss per share data
Basic and diluted loss per share - USD		0.30	0.39	(*) 1.37

Number of shares used in calculating basic and diluted loss per share		19,367,484	14,205,301	(*) 9,456,952

(*) Restated to reflect a 20:1 reverse share split, that took place in January 2019, see Note 9A.

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non-controlling interest	Accumulated loss	Total	Non-controlling interests	Total equity
	USD thousands

Balance as of January 1, 2019	-	44,597	7,982	1,714	761	(859)	(43,672)	10,523	481	11,004
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	2,200	-	298	-	-	-	2,498	-	2,498
Issuance of shares due to RSUs vesting	-	104	-	(104)	-	-	-	-	-	-
Exercise of warrants	-	85	(42)	-	-	-	-	43	-	43
Share-based payments	-	-	-	1,273	-	-	-	1,273	-	1,273
Transfer of derivative instrument from liability to equity (see Note 9D)	-	-	1,934	-	-	-	-	1,934	-	1,934

Total transactions with owners of the Company	-	2,389	1,892	1,467	-	-	-	5,748	-	5,748
Loss for the year	-	-	-	-	-	-	(5,850)	(5,850)	(43)	(5,893)

Balance as of December 31, 2019	-	46,986	9,874	3,181	761	(859)	(49,522)	10,421	438	10,859

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non-controlling interest	Accumulated loss	Total	Non-controlling interests	Total equity
	USD thousands

Balance as of January 1, 2018	-	35,979	7,415	1,725	761	-	(38,472)	7,408	1,280	8,688
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	4,276	-	-	-	-	-	4,276	-	4,276
Issuance of shares due to RSUs vesting	-	299	-	(299)	-	-	-	-	-	-
Exercise of warrants	-	2,133	-	-	-	-	-	2,133	-	2,133
Share issuance due to an acquisition of a subsidiary (see Note 5)	-	1,856	-	-	-	(859)	-	997	(861)	136
Share-based payments	-	54	-	288	-	-	-	342	431	773
Transfer of derivative instrument from liability to equity (see Note 9D)	-	-	567	-	-	-	-	567	-	567
Total transactions with owners of the Company	-	8,618	567	(11)	-	(859)	-	8,315	(430)	7,885

Comprehensive loss for the year	-	-	-	-	-	-	(5,200)	(5,200)	(369)	(5,569)

Balance as of December 31, 2018	-	44,597	7,982	1,714	761	(859)	(43,672)	10,523	481	11,004

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share-based payments	Capital reserve from transactions with related parties	Accumulated loss	Total	Non-controlling interests	Total equity
	USD thousands

Balance as of January 1, 2017	-	30,826	7,415	583	761	(26,200)	13,385	-	13,385
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	2,174	-	-	-	-	2,174		2,174
Share issuance due to an acquisition of a subsidiary (see Note 5)	-	1,800	-	-	-	-	1,800	2,016	3,816
Share-based payments	-	96	-	2,225	-	-	2,321		2,321
Issuance of shares due to RSUs vesting	-	1,083	-	(1,083)	-	-	-	-	-
Total transactions with owners of the Company	-	5,153	-	1,142	-	-	6,295	2,016	8,311
Comprehensive loss for the year:
Loss for the year	-	-	-	-	-	(12,177)	(12,177)	(736)	(12,913)
Other comprehensive loss	-	-	-	-	-	(95)	(95)	-	(95)
Total comprehensive loss for the year	-	-	-	-	-	(12,272)	(12,272)	(736)	(13,008)

Balance as of December 31, 2017	-	35,979	7,415	1,725	761	(38,472)	7,408	1,280	8,688

The accompanying notes are an integral part of these consolidated financial statements.

Kitov Pharma Ltd.

Consolidated Statements of Cash Flows for the year ended December 31,

	2019	2018	2017
	USD thousands

Cash flows from operating activities:
Loss for the year	(5,893)	(5,569)	(12,913)

Adjustments:
Depreciation	178	7	4
Finance expenses (income), net	(1,479)	(2,257)	947
Share-based payments	1,273	773	2,308
Expenses (income) in regards with settlement with a minority shareholder of a subsidiary (see Note 5)	-	(894)	1,000

	(5,921)	(7,940)	(8,654)

Changes in assets and liabilities:
Changes in other current assets	62	(1,111)	(273)
Changes in accounts payable	503	393	(491)
Changes in other payables	(77)	241	(*)650
Changes in post-employment benefit liabilities	(148)	(63)	141
	340	(540)	27
Net cash used in operating activities	(5,581)	(8,480)	(8,627)

Cash flows from investing activities:
Investment in financial assets and loan granted	(2,100)	-	-
Acquisition of a subsidiary (see Note 5)	-	-	(1,732)
Decrease in short term deposits	1,511	1,967	4,411
Interest received	151	93	106
Acquisition of fixed assets	(11)	(16)	(13)
Net cash provided by (used in) investing activities	(449)	2,044	2,772

Cash flows from financing activities:
Repayment of loans from related parties	-	-	(130)
Short-term credit from bank	-	-	(16)
Proceeds from issuance of ADSs	2,594	4,683	2,419
Share and ADS issuance expenses paid	(264)	(407)	(245)
Proceeds from issuance of warrants	3,406	3,467	1,107
Warrants issuance expenses paid	(347)	(301)	(114)
Receipts from warrant exercise	43	515	-
Repayment of lease liability	(171)	-	-
Interest paid	(28)	(169)	(26)
Net cash provided by financing activities	5,233	7,788	2,995

Net increase (decrease) in cash and cash equivalents	(797)	1,352	(2,860)
Cash and cash equivalents at the beginning of the year	5,163	3,947	6,758
Effect of translation adjustments on cash	19	(136)	49
Cash and cash equivalents at end of the year	4,385	5,163	3,947
Non- Cash activities:
Reclassification of warrants due to modification	1,934	567	-

The accompanying notes are an integral part of these consolidated financial statements

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 1 - General

Reporting entity

A.	Kitov Pharma Ltd. (hereinafter: “the Company”) is a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance.

The Company has two operating segments:

(i) Oncology, which includes NT219, a therapeutic candidate which is a small molecule that targets two signal transduction pathways involved in the development of cancer drug resistance mechanisms.

(ii) Pain and Hypertension, which includes Consensi™, a combination drug approved by the FDA for marketing in the U.S and is partnered in the U.S, China and South Korea.

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

B.	The Company’s securities (American Depository Shares (“ADS”) as well as Series A warrants) were listed for trading on the NASDAQ in November 2015. Each ADS represents 1 ordinary share with no par value following a reverse split in effect from January 4, 2019 (see Note 9A). Each warrant enables the purchase of 1 ADS.

C.	In December 2017, the Company completed its merger with Kitov, with the Company remaining as the surviving entity. The effective date of the merger was December 31, 2017.

In January 2018, the Company changed its name from Kitov Pharmaceuticals Holdings Ltd to Kitov Pharma Ltd.

The Company’s address is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel-Aviv 6701101 Israel.

D.	In January 2017, the Company acquired the majority of shares of TyrNovo Ltd. (hereinafter: “TyrNovo”). During 2018, the Company acquired additional shares of TyrNovo from various minority shareholders, see also Note 5.

The Company together with TyrNovo are referred to, in these financial statements, as “the Group”.

E.	On March 14, 2019 the Company signed an agreement to acquire 100% of FameWave Ltd, a privately held biopharmaceutical Company with rights to develop CM-24, (“FameWave”) from its shareholders in exchange for USD 10 million worth of its newly issued ADSs with a long term lock-up period, priced at USD 1.23 per ADS, plus 50% warrant coverage based on an exercise price of USD 1.98 per ADS with a 4 year term. The acquisition was subject to several conditions, which have been met as of January 7, 2020. In addition, the Company provided a loan to FameWave of USD 2 million that served mainly to pay cCAM BioTherapeutics Ltd., a wholly owned subsidiary of Merck Sharp and Dohme Corp., known as “MSD” in Israel, which discovered CM-24, and to finance budgeted expenses until the closing of the acquisition. See also Note 20B.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 1 – General (Cont’d)

F.	Since incorporation through December 31, 2019, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 49.5 million. The Group has financed its operations mainly through private and public financing rounds. Through December 31, 2019, the Company raised a total of USD 44.8 million net.

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

Note 2 - Basis of Preparation of the Consolidated Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The Group has prepared the consolidated financial statements in accordance with International Financial Reporting Standards (hereinafter: “IFRS”), as issued by the International Accounting Standard Board (“IASB”).

These consolidated financial statements were approved by the board of directors on March 16, 2020.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars (USD), which is the Group’s functional currency, rounded to the nearest one thousand, unless otherwise noted. The USD is the currency that represents the principal economic environment in which the Group operates.

C.	Use of estimates and judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. The preparation of accounting estimates used in the preparation of the Group’s consolidated financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Consolidated Financial Statements (Cont’d)

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

Estimate	Principal assumptions	Possible effects	Reference
Fair value measurement of non-trading derivatives	Unobservable inputs used in the valuation model including standard deviation and discount rates	Profit or loss from a change in the fair value of derivative financial instruments	For information on a sensitivity analysis of level 3 financial instruments carried at fair value see Note 20B regarding financial instruments

Identification of performance obligations in contracts with customers	In order to identify distinct performance obligations in a contract with a customer, the Group uses judgment when it examines whether it is providing a significant service of integrating the goods or services in the contract into one integrated outcome.	A change in the timing of recognizing revenue over the period of the contract.	See Note 3I regarding revenue from contracts with customers.

Assessment of probability of contingent liabilities	Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees	Reversal or creation of a provision for a claim	For information on the Company’s exposure to claims see Note 12B regarding contingent liabilities

Recoverability of intangible assets	The probability of regulatory considerations, commercial and legal considerations and financial and strategic considerations	impermanent of the In-process research and development in profit or loss	See Note 5 regarding intangible assets

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Consolidated Financial Statements (Cont’d)

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

Further information about the assumptions made in measuring fair value of share based payments, financial asset and derivative instruments are included in Note 10 and Note 20B, respectively.

D.	Exchange rates and linkage bases

Balances in foreign currency or linked thereto are included in the consolidated financial statements at the representative exchange rates, as published by the Bank of Israel, which were prevailing as of the statement of financial position date.

Data on exchange rates are as follows:

Representative
exchange rate of USD
(NIS/USD 1)
Date of consolidated financial statements:
December 31, 2019	3.456
December 31, 2018	3.748
December 31, 2017	3.467

Changes in exchange rates for the year ended:	%

December 31, 2019	(7.8)
December 31, 2018	8.1
December 31, 2017	(9.8)

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Consolidated Financial Statements (Cont’d)

E.	Initial application of new standards, amendments to standards and interpretations

As from January 1, 2019 the Group applies the new standards and amendments to standards described below.

The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

IFRS 16, Leases

As from January 1, 2019 (hereinafter: “the date of initial application”) the Group applies International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard 17, Leases (hereinafter: "IAS 17" or "the previous standard").

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, the Group classified all of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of expenses in the statement of operations, are capitalized to assets and written down as depreciation and amortization expenses.

The Group elected to apply the standard using the modified retrospective approach, with an adjustment to the balance of retained earnings as at January 1, 2019 and without a restatement of comparative data. In respect of all the leases, the Group elected to apply the transitional provisions such that on the date of initial application it recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard did not have an effect on the Group’s equity at the date of initial application.

Furthermore, as part of the initial application of the standard, the Group has chosen to apply the following expedients:

(1)	Not separating non-lease components from lease components and instead accounting for all the lease components and related non-lease components as a single lease component.

(2)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of leases where the underlying asset has a low value.

Impact of the application of IFRS 16 in the reporting period

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2019. The discount rate used to measure the lease liability is 8%.

As a result of applying IFRS 16, in relation to the leases that were classified as operating leases according to IAS 17, the Group recognized as at January 1, 2019 right-of-use assets and lease liabilities in the amount of approximately USD 400 thousand, respectively. As at December 31, 2019 the Group recognized right-of-use assets and lease liabilities in the amount of USD 206 thousand and USD 223 thousand, respectively.

Furthermore, instead of recognizing lease expenses in relation to those leases, during the period ended December 31, 2019 the Group recognized additional depreciation expenses in the amount of USD 168 thousand, and additional financing expenses in the amount of USD 33 thousand. For further information on how the Group recognizes leases under IFRS 16, See Note 3N.

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

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The consolidated financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

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

Non-derivative financial liabilities include: accounts payables and other payables.

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

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance and pension companies, and they are classified as defined contribution plans and as defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

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

The Group recognizes revenue from upfront and milestone payments at the point in time the milestone criteria is met and collectability is probable. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled.

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

A license is considered a “right-to-use” license when the customer maintains control of the IP upon its transfer. However, if the grantor of the license maintains involvement with the IP after its transfer, and the customer cannot direct the use of, and obtain substantially all of the remaining benefits from the license, then the license is considered a right-to-access license. The license granted by the Company, which relates to its product is granted to a third party which can obtain direct use of, and substantially all of the remaining benefits from the license at the point in time at which the license is granted. The Group will not continue to be involved in any activities that significantly affect the IP at the specific territory. Therefore recognized the license granted as right-to-use license.

Principal or agent

When another party is involved in providing goods or services to the customer, the Group examines whether the nature of its promise is a performance obligation to provide the defined goods or services itself, which means the Group is a principal and therefore recognizes revenue in the gross amount of the consideration, or to arrange that another party provide the goods or services which means the Group is an agent and therefore recognizes revenue in the amount of the net commission.

The Group engaged with a third party to manufacture its products for the Group’s customer ("the Manufacturing Agreement").

The Group is a principal when it controls the promised goods or services before their transfer to the customer. Indicators that the Group controls the goods or services before their transfer to the customer include, inter alia, as follows: the Group is the primary obligor for fulfilling the promises in the contract; the Group has inventory risk before the goods or services are transferred to the customer; and the Group has discretion in setting the prices of the goods or services.

The above indicates that in the Manufacturing Agreement the Group is an agent and therefore it recognizes such revenues on a net basis.

Contract modifications

A contract modification is a change in the scope or price (or both) of a contract that was approved by the parties to the contract. A contract modification can be approved in writing, orally or be implied by customary business practices. A contract modification can take place also when the parties to the contract have a disagreement regarding the scope or price (or both) of the modification or when the parties have approved the modification in scope of the contract but have not yet agreed on the corresponding price modification.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

The Group accounts for a contract modification as an adjustment of the existing contract since the remaining goods or services after the contract modification are not distinct and therefore constitute a part of one performance obligation that is partially satisfied on the date of the contract modification. The effect of the modification on the transaction price and on the rate of progress towards full satisfaction of the performance obligation is recognized as an adjustment to revenues (increase or decrease) on the date of the contract modification, meaning on a catch-up basis.

Royalties

The Company recognizes revenue for sales-based royalties promised in exchange for a license of intellectual property when the later of the following events occurs: (a) the subsequent sale occurs; or (b) the performance obligation to which some or all of the sales-based royalties has been satisfied. The Company has yet to recognize revenues from royalties.

J.	Financing income and expense

Finance income comprises changes in the fair value of the financial liability through profit and loss, and income from short term deposits.

Finance expenses include loss from exchange rate differences. Interest expense is recognized, using the effective interest method. In the statements of cash flows, interest received is presented as part of cash flows from investing activities and interest paid is presented as part of cash flows from financing activities.

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

The consideration received from the issuance of units of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is allocated to equity.

Direct issuance costs are attributed to the specific securities in respect of which they were incurred, whereas joint issuance costs are attributed to the securities on a proportionate basis according to the allocation of the consideration from the issuance of the units, as described above.

M.	Income tax expense

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

Current taxes

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years and any tax arising from dividends.

Deferred taxes

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

N.	Leases

Policy applicable as from January 1, 2019

Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)	The right to obtain substantially all the economic benefits from use of the identified asset; and

(b)	The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected not to separate non-lease components from lease components and instead accounting for all the lease components and related non-lease components as a single lease component.

Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group's leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

The Group has elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in profit or loss on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

Variable lease payments

Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability.

When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.

Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

●	Buildings	2 years
●	Motor Vehicles	2-3 years

Policy applicable before January 1, 2019

Determining whether an arrangement contains a lease

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

●	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

●	The arrangement contains rights to use the asset.

At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, an asset and a liability are recognized at an amount equal to the fair value of the underlying asset. Subsequently the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the buyer’s incremental borrowing rate.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

Other leases are classified as operating leases, and the leased assets are not recognized on the Group’s statement of financial position.

Lease payments

Payments made under operating leases, other than conditional lease payments, are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense on a straight-line basis, over the term of the lease. Minimum lease payments made under operating leases are recognized in profit or loss as incurred.

O.	New standards and interpretations not yet adopted

(1)	IAS 1 Presentation of Financial Statements

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

The Amendment replaces certain classification requirements for current or non-current liabilities. Thus, for example, according to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it "has substance" and is in existence at the end of the reporting period. A right is in existence at the end of the reporting period only if the entity complies with conditions for deferring settlement at that date. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment is effective for reporting periods beginning on or after January 1, 2022 and is applicable retrospectively, including an amendment to comparative data.

The Group is examining the effects of the Amendment on the consolidated financial statements with no plans for early adoption.

(2)	Amendment to IFRS 3, Business Combinations

The Amendment clarifies whether a transaction to acquire an operation is the acquisition of a "business" or an asset. For the purpose of this examination, the Amendment added an optional concentration test so that if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition will be of an asset. In addition, the minimum requirements for definition as a business have been clarified, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the outputs element required in order to meet the definition of a business and added examples illustrating the aforesaid examination

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020, with earlier application being permitted.

In the opinion of the Group, application of the Amendment will may have a material effect on the accounting treatment of future acquisitions of operations.

Note 4 - Operating Segments

Since 2018 the chief operating decision marker (CODM) has started to review the results of two reportable segments, as described below, which form the Group’s strategic business units. The strategic business units offer different products and services and the allocation of resources and evaluation of performance are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CODM reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Group’s operating segments:

●	Pain and Hypertension – Includes development and marketing of ConsensiTM a combination drug indicated for treating osteoarthritis pain and hypertension simultaneously, which was approved by the FDA for marketing in the U.S and has partner agreements in the U.S, China and South Korea.

●	Oncology – Includes development of a small molecule that has demonstrated in pre-clinical studies the potential to overcome resistance to multiple anti-cancer drugs.

The accounting policies of the operating segments are the same as described in Note 3 regarding significant accounting policies.

Performance is measured based on segment operating results as included in reports that are regularly reviewed by the chief operating decision maker. Segment results are used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Segment results reported to the chief operating decision maker includes revenue and research and development expenses which are directly attributable to a segment on a reasonable basis.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 4 – Operating Segments (Cont’d)

Information about reportable segments

Information regarding the results of each reportable segment is included below.

	For the year ended December 31, 2019
	Pain and Hypertension	Oncology	Total reportable segments	Reconciliations (*)	Total consolidated
	USD in thousands

Revenues	1,000	-	1,000	-	1,000

Research and development expenses	395	2,041	2,436	238	2,674

Operating loss	3,068	2,815	5,883	1,273	7,156
Finance income, net					(1,479)
Tax Expenses					216
Loss for the year					5,893

	For the year ended December 31, 2018
	Pain and Hypertension	Oncology	Total reportable segments	Reconciliations (*)	Total consolidated
	USD in thousands

Revenues	1,000	-	1,000	-	1,000

Research and development expenses	2,185	2,537	4,722	546	5,268

Operating loss	4,730	3,217	7,947	(121)	7,826
Finance income, net					(2,257)
Loss for the year					5,569

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 4 – Operating Segments (Cont’d)

	For the year ended December 31, 2017
	Pain and Hypertension	Oncology	Total reportable segments	Reconciliations (*)	Total consolidated
	USD in thousands

Revenues	100	-	100	-	100

Research and development expenses	2,603	1,328	3,931	709	4,640

Operating loss	6,674	1,951	8,625	3,341	11,966
Finance income, net					947
Loss for the year					12,913

(*)	Includes employees share based expenses and other expenses/income related to rights granted to Taoz.

Information on geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

Revenues in 2019 are from the U.S and in each of 2018 and 2017 from the far-east. For further information see Note 13.

All of the Group’s non-current assets are located in Israel.

Note 5 - Subsidiary

A.	On January 13, 2017, the Company completed its acquisition from Goldman Hirsh Partners Ltd (“GHP”) of a controlling interest in TyrNovo, a privately-owned Israeli company, which is developing NT-219, a small molecule that has demonstrated in pre-clinical studies, the potential to overcome resistance to multiple anti-cancer drugs.

Pursuant to the terms of the transaction, the Company issued to GHP 564,625 of its Ordinary Shares (the “Consideration Shares”) and paid GHP aggregate cash proceeds of approximately USD 2 million (the “Cash Consideration”) in exchange for 9,570 Ordinary Shares in TyrNovo, that represented approximately 65% of TyrNovo’s shares. In addition, the Company was assigned a loan in the amount of USD 101 thousand which had been made by GHP to TyrNovo, (the “TyrNovo Acquisition”). USD 167 thousand of the Cash Consideration was held back by the Company pending the fulfillment of certain conditions as agreed to between the Company and GHP. During 2019 the Company and GHP signed an agreement, according to which the Company paid GHP USD 91 thousand and the remaining amount of USD 76 thousand was retained by the Company to cover any future claims it might have with regards of any matter the above amount was withheld for and is waived by GHP. The Company has written off this remaining liability.

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

The rights granted to Taoz by the Company were valued at the date of agreement at USD 1,000 thousand and were charged to Other Expenses. The value of these rights as of December 31, 2017 was estimated at USD 1,030 thousand. The net change in value of this liability in the amount of USD 30 thousand was charged to Finance Expenses, as well as other expenses in the amount of USD 29 thousand value of shares issued to Taoz in the consolidated financial statements for the year ended December 31, 2017.

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

D.	Non-controlling interests

Non-controlling interests are presented based on their proportionate interest in the recognized amount of the assets and liabilities of TyrNovo.

E.	The following is condensed information regarding TyrNovo:

	Incorporated and operates in	Group’s ownership equity
TyrNovo Ltd.	Israel	98.47%

During 2019 TyrNovo issued 13,750 shares to Kitov which increase the Company’s direct ownership of equity from 97.6% to 98.47%.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 6 - Cash and Cash Equivalents

	As of December 31
	2019	2018
	USD thousands

Balance in USD	4,279	4,410
Balance in other currencies	106	753
Total cash and cash equivalents	4,385	5,163

Note 7 - Other Current Assets

	As of December 31
	2019	2018
	USD thousands

Receivables, see Note 14	1,493	-
Government authorities	182	81
Reimbursement of legal fees receivable	-	743
Prepaid fee to the Food and Drug Administration	-	930
Prepaid expenses and other receivables	232	76
Total other current assets	1,907	1,830

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 8 - Other Payables

	As of December 31
	2019	2018
	USD thousands

Contract liabilities, see Note 14	961	-
Due to related parties - payroll related	587	910
Due to GHP (Note 5A)	-	167
Accrued expenses	255	852
Government authorities	36	65
Payroll related payables	267	61
	2,106	2,055

Note 9 - Equity

A.	On December 19, 2018 in a shareholders’ general meeting, it was resolved to consolidate the Company’s authorized and paid-in share capital in a 20:1 ratio, in a way that every 20 shares with no par value were consolidated into one share with no par value. The said reverse share split took place on January 4, 2019. Following the reverse share split, the Company’s authorized share capital is 250,000,000 ordinary shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 10,000,000 preferred shares in each class.

In these consolidated financial statements, all numbers of shares reflect the reverse share split retrospectively.

B.	The Company’s share capital

	As of December 31 2019		As of December 31 2018
	Number of shares in thousands
	Authorized	Issued and paid-in	Authorized	Issued and paid-in

Ordinary shares, no par value	250,000	19,564	250,000	16,099
Class A preferred shares, no par value	10,000	-	10,000	-
Class B preferred shares, no par value	10,000	-	10,000	-
Class C preferred shares, no par value	10,000	-	10,000	-
Class D preferred shares, no par value	10,000	-	10,000	-
Class E preferred shares, no par value	10,000	-	10,000	-

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Equity (Cont’d)

C.	Changes in share capital during the year

	For the year ended December 31
	2019	2018	2017
	Number of shares in thousands
Issued as at January 1	16,009	11,222	7,662
Issuance of ADSs (See D below)	3,429	3,260	2,432
Issuance of shares (See Note 5)	-	799	565
Vesting of RSUs	97	121	563
Exercise of warrants	29	607	-

Issued as at December 31	19,564	16,009	11,222

D.	Financing rounds

1.

In January 2019, in a registered direct offering on the NASDAQ, the Company raised USD 6 million gross (approximately USD 5.1 million net of placement agent fees and other offering related expenses). Part of the issuance expenses were warrants issued to the placement agent in the amount of USD 298 thousand were recorded in equity. USD 129 thousand were recorded net of share premium and USD 169 thousand were recorded to finance expense.

In this registered direct offering, the Company issued 3,428,572 ADSs and, in a concurrent private placement, 2,571,430 non-listed warrants to purchase 2,571,430 ADSs. Each non-listed warrant is exercisable until July 15, 2024 at an exercise price of USD 2.00 per ADS.

The ADSs issued were recorded in equity in an amount of USD 2,200 thousand, net of issuance expenses. The warrants were considered a derivative instrument (due to a cashless exercise feature), and were recorded as a liability in the amount of USD 3,406 thousand. Issuance expenses related to the warrants, in the amount of USD 515 thousand were recorded to finance expense. During September 2019, the warrants were listed for trading, as a result the cashless feature expired. Therefore the Company reclassified the warrants to equity according to the warrants fair value on the listing date. The changes in the warrants fair value was recorded as financial income. The warrants fair value on the listing date was USD 1,273 thousand. See also Note 20B.

2.	In June 2018, in a registered direct offering on the NASDAQ, the Company raised a gross amount of USD 8.1 million (approximately USD 7.4 million net of placement agent fees and other offering related expenses).

In this registered direct offering, the Company issued 3,260,000 ADSs and, in a concurrent private placement, 1,630,000 non-listed warrants to purchase 1,630,000 ADSs. Each non-listed warrant is exercisable until December 5, 2023 at an exercise price of USD 2.80 per ADS. The ADS’s issued were recorded in equity in an amount of USD 4,276 thousand, net of issuance expenses. The warrants were considered a derivative instrument (due to a cashless exercise feature) and were recorded as a liability in the amount of USD 3,467 thousand. Issuance expenses related to the warrants, in the amount of USD 301 thousand were recorded to finance expenses.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Equity (Cont’d)

During September 2019, the warrants were listed for trading, as a result the cashless feature expired. Therefore the Company reclassified the warrants to equity according to the warrants fair value on the listing date. The changes in the warrants fair value was recorded as financial income. The warrants fair value on the listing date was USD 661 thousand. See also Note 20B.

3.	In July 2017, in a registered direct offering on the NASDAQ, the Company raised a gross amount of USD 3.5 million (approximately USD 3.1 million net of placement agent fees and other offering related expenses).

In this registered direct offering, the Company issued 2,431,746 ADSs in a concurrent private placement and 1,215,873 non-listed warrants to purchase 1,215,873 ADSs. Each non-listed warrant is exercisable until January 14, 2023 at an exercise price of USD 1.50 per ADS. The ADS’s issued were recorded in equity and in an amount of USD 2,174 thousand. The warrants were considered a derivative instrument (due to a cashless exercise feature) and were recorded as a liability. During August 2018, the warrants were listed for trading, as a result the cashless feature expired. Therefore the Company reclassified the warrants to equity according to the warrants fair value on the listing date. The changes in the warrants fair value was recorded as financial income. The warrants fair value on the listing date was USD 567 thousand. See also Note 20B.

E.	Other equity transactions

1.	During the reporting period, the Company issued 97 thousand ordinary shares on account of vested RSUs granted in 2017 and 2018. See also Note 10A.

2.	During the reporting period, 29 thousand warrants, issued in July 2017, were exercised into 29 thousand shares for a consideration of USD 43 thousand. Subsequently, an amount of USD 42 thousand was recorded to share premium against receipts on accounts of warrants.

3.	During 2018 343 thousand warrants, issued in July 2017, were exercised into 343 thousand shares for a consideration of USD 515 thousand. In addition, 484 thousand warrants, issued in July 2017, were exercised into 264 thousand shares on a cashless exercise, and an amount of USD 1,618 thousand was recorded to share premium against derivative liabilities.

4.	During 2018 the Company issued 121 thousand ordinary shares on account of vested RSUs granted in 2017. See also Note 10A.

5.	On October 30, 2017, the Company issued to a vendor of the Company, in consideration for services provided by the vendor to the Company, 67,367 ADSs. The fair value of the services provided was measured at USD 150 thousand, out of which, USD 96 were recorded as share premium against general and administrative expenses in 2017 and USD 54 thousand were recorded as share premium against general and administrative expenses in 2018.

6.	During October and December 2017, the Company issued 496,533 ordinary shares on account of vested RSUs. See also Note 10.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 9 - Equity (Cont’d)

F.	Non-controlling interests

The following table summarizes the information relating to a subsidiary that has non-controlling interests, before any intra-group eliminations:

	December 31 2019	December 31 2018
TyrNovo Ltd.	in USD thousand

Non-controlling interests percentage	1.53%	2.4%
Non-current assets	24	9
Current assets	192	415
Current liabilities	(646)	(4,120)
Net assets	(430)	(3,696)
Net assets attributable to non-controlling interests	(7)	(89)
Loss for the year	2,847	3,688
Loss allocated to non-controlling interests	43	369

Note 10 - Share-based Payment Arrangements

A.

On December 23, 2019, the Company granted 400 thousand options to the Chairman of the Board. The options have an exercise price of USD 0.814 per one ordinary share, and will vest during 3 years from the grant date. The options are exercisable for 7 years from grant date.

The fair value of these options as of the grant date was measured at USD 207 thousand.

During March and April 2019, the board of directors of the Company approved the grant of 3,162 thousand options to directors, employees and consultants. The options have an exercise price of USD 1.28 – 1.64 per one ordinary share, and will vest during 3 years from the date of grant. The options are exercisable for 5-7 years from grant date. The fair value of these options as of the grant date was measured at USD 2,677 thousand. Those options that were granted to directors were approved by the shareholders of the Company in April 2019.

In addition, the Company granted 61 thousand options to Tmura, an Israeli charity organization, the options have an exercise price equals USD 6 per ordinary share, and were immediately vested at the date of grant. The fair value of these options as of the grant date was measured at USD 56 thousand.

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

The Company recorded in 2019 an expense of USD 1,273 thousand (2018 - USD 719 thousand), of which USD 988 thousand (2018 - USD 660 thousand) are to key management personnel.

B.	Other share based payment arrangements

See Note 9E with regards to share based payments to service providers.

C.	The number and weighted average exercise prices (in USD) of share options are as follows:

	Weighted average exercise price			Number of options
	2019	2018	2017	2019	2018	2017

Outstanding on January 1	2.60	3.08	4.29	1,131,781	1,002,022	519,746
Expired during the year	-	7.00	20.72	-	30,000	2,239
Granted during the year	1.32	1.59	1.85	3,622,895	159,759	484,515
Outstanding on December 31	1.71	2.60	3.08	4,754,676	1,131,781	1,002,022
Exercisable on December 31	3.21	2.95	2.83	1,093,029	873,344	708,879

The exercise price is denominated in NIS and are re-measured using historic exchange rates.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements (Cont’d)

The options outstanding at December 31, 2019 had an exercise price of USD 0.81- USD 6 (2018 - USD 1.59- USD 4.39, 2017 -USD 1.84 - USD 7.01), and weighted average contractual life of 5.56 years (2018 - 5.29 years, 2017 - 7.2 years).

D.	The number of RSUs are as follows:

	Number of RSUs
	2019	2018

Outstanding at January 1	109,419	170,727
Granted during the year	-	59,720
Vested during the year	97,910	121,028
Outstanding at December 31	11,509	109,419

E.	Options to service providers were measured at the fair value of the service, when available.

The fair value of the Company’s share options granted to employees, directors and service providers, where fair value of service was not measurable, was measured using the binominal model, using the fair value of the traded warrants with similar terms, making certain adjustments to reflect the specific terms of the options based on the expected duration.

The following assumptions were used:

	2019	2018	2017

Share Price - USD	0.746 - 1.22	1.18	1.82 - 2.17
Option price - USD	0.49-1.1	0.80	3.28 - 3.82
Expected volatility (%)	99.22-113.78	105.77	80.65 - 80.91
Expected duration (years)	4.61-7	4.95	6.77 - 6.97
Dividend yield (%)	-	-	-
Risk free rate interest rate (%)	1.63%-1.95%	1.41%	1.36 - 1.39

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

The fair value of these options was measured using the binominal model,

The following assumptions were used:

2018

Share Price - USD	368.39
Option price - USD	369.39
Expected volatility (%)	79.16
Expected duration (years)	7
Dividend yield (%)	-
Risk free rate interest rate (%)	2.4%

In 2018, the Company recorded a share-based compensation expense of USD 431 thousand, of which USD 402 thousand are to key management personnel.

G.	Expenses recognized in the consolidated financial statements:

	For the year ended December 31
	2019	2018	2017
	USD thousands
Research and development expenses	238	546	709
General and administrative expenses	1,035	227	1,570
Other expenses	-	-	29

Total share-based expense recognized	1,273	773	2,308

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

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 11 - Transactions and Balances with Related Parties (Cont’d)

Expenses of key management personnel:

The Company recorded expenses to executive officers:

	For the year ended December 31
	2019	2018	2017
	USD thousands
Short - term employee benefits	1,776	2,165	2,305
Post-employment benefits	22	16	137
Share based payments	719	574	1,669

	2,517	2,755	4,111

The Company recorded expenses to directors:

	For the year ended December 31
	2019	2018	2017
	USD thousands
Short - term benefits	339	268	217
Share based payments	269	86	236

	608	354	453

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 12 – Commitments and contingent liabilities

A.	Commitments

1.	TyrNovo, has obligations to the Israel Innovation Authority (hereinafter: “IIA”) with respect to grants it received from the IIA in connection with TyrNovo’s technology. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 and in the IIA’s rules and guidelines and the terms of these grants.

In general, a recipient company is obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed as a result of, a research and development program funded by the IIA (currently a yearly rate of 3% to 6%), up to the aggregate amount of the total grants received by the IIA, plus annual interest. Tyrnovo will not be required to repay the grants if it does not generate revenue.

TyrNovo’s technologies were developed, at least in part, with funds from IIA grants, and accordingly is obligated to pay royalties on sales of any of its IIA funded products and related services.   As of December 31, 2019, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.6 million), and as of such date, TyrNovo had not paid any royalties to the IIA.

The Group does not recognize a liability for royalties because there is no reasonable assurance, as of the reporting period, that the underlying sales will occur in the future. Therefore, the financial statements do not include a liability for these royalties.

2.	TyrNovo has entered into a license agreement (the “License Agreement”) with Yissum Research Development company of the Hebrew University of Jerusalem Ltd. (hereafter “Yissum”) dated August 15, 2013, as amended. In accordance with the License Agreement, Yissum granted the Company an exclusive license to commercialize, exploit, develop, manufacture, market, import, export, distribute, offer to sell, or sell products, that are derived from Yissum’s licensed technology.

In consideration for the grant of the license, the Company shall pay Yissum the following consideration during the term of the license:

(i)	Royalties at a rate of three percent (3%) of net sales.

(ii)	Sublicense fees at a rate of twelve percent (12%) of sublicense consideration.

In addition, Yissum is entitled to receive an exit fee of 12% of the transaction proceeds in the event of certain pre - defined transactions set forth in the License Agreement.

The consolidated financial statements do not include a liability for royalties or sublicense fees for this license agreement as there is no minimum payments and thus obligation will be recognized when the related sales will occur.

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

At the request of the ISA, this stay was subsequently extended several times by the court. Following approval of the Enforcement Arrangement in connection with the ISA Investigation (see Note 12B(3)), the stay was lifted. An evidentiary hearing was scheduled for June 23, 2020.

2.	On November 8, 2016, a shareholder of the Company submitted a request to the court in connection with the Motion to be excluded from the purported class and claiming to have independent causes of action and claims of approximately NIS 1 million (USD 262 Thousand) (the “Petition to Exclude”). The Company responded to the court as required, and, amongst other arguments, the Company noted that such shareholder cannot petition to be excluded from the purported class. The court ordered the shareholder to respond and he has done so. In May 2018 the shareholder submitted an independent lawsuit against the Company in the Haifa Magistrates Court seeking damages of approximately NIS 1.1 million (USD 306 Thousand) (the “Separate Lawsuit”). In August 2018 the Haifa Magistrates Court transferred the Separate Lawsuit to the Tel Aviv Magistrates Court. The Company is of the view that such shareholder’s claims are identical to the asserted claims for damages in the Motion, and has notified the court of such and have sought a stay of proceedings pending the outcome of the Motion. A hearing on the Company’s motion to dismiss the Separate Lawsuit and/or stay the proceedings has been scheduled for May 1, 2019, at which it dismissed without prejudice in May 2019. This shareholder subsequently filed a new separate claim against the Company in the Haifa District Court – Economic Division, which has since been transferred to the Tel Aviv District Court – Economic Division. In January 2020, the Tel Aviv District Court – Economic Division accepted the Company’s position that the shareholder’s claims are identical to the asserted claims for damages in the Motion, and entered a stay of proceedings pending the outcome of the Motion.

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

In February 2017, four lawsuits and motions to approve the lawsuits as a class action lawsuit (each, a “Motion”), were filed against the Company and certain of its office holders at the Tel Aviv District Court (Economic Division), and served on the Company, with each Motion relating to the above noted formal investigation by the Israeli Securities Authority (ISA) into the Company’s public disclosures (the “2017 Motions”). One of these motions was subsequently withdrawn. The petitioners in one of the motions petitioned the court to dismiss the other 2 of the 2017 Motions (“Petition for Dismissal”). On December 19, 2017 the court granted the Petition for Dismissal and dismissed the other remaining 2017 Motions. The remaining motion (the “Surviving Motion”) was filed against the Company, the Company’s executive directors and certain of its present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that the Company included misleading information in its public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of approximately NIS 29 million (approximately USD 8 million). The Company and other defendants have not yet delivered their response to the court, and will do so in accordance with applicable law and the court’s instructions. The court ordered a stay of proceedings due to the ongoing ISA Investigation. Following approval of the ” Enforcement Arrangement” (see below) in connection with the ISA Investigation, the stay was lifted. On March 8, 2020 the court approved scheduling arrangement agreed to by the parties to the Surviving Motion, whereby the the petitioners in the Surviving Motion will have 45 days to submit an amended lawsuit and motion to approve the lawsuit as a class action, the respondents will have 60 days following the submission of such amended fillings to submit their responses, and the petitioners will then have an additional 30 days to respond to the respondents’ filings.

Under applicable Israeli law, a motion to approve a lawsuit as a class action initially needs to be approved as such by the court. Only after such approval is granted by the court, will the court proceed to the second stage of hearing the underlying claims of the class action lawsuit.

The Company’s management rejects the claims in all of the aforesaid Motions and class action lawsuits. At this preliminary stage the Company is unable, with any degree of certainty, to make any evaluations or any assessments with respect to the Surviving Motion as to the probability of success or the scope of potential exposure, if any. Therefore, no provision for this matter was recorded in these financial statements.

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

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Commitments and contingent liabilities (Cont’d)

On August 2, 2017, the Company filed a motion to dismiss the amended complaint in its entirety. In addition, on September 20, 2017, the Company filed a letter motion requesting a conference on the issue of whether this litigation should be dismissed. On September 21, 2017, the court granted the Company’s request, and on November 7, 2017, the court ordered that the issues raised in the letter motion would be considered together with and supplementing the motion to dismiss. No decision was rendered on the motion to dismiss.

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

On December 15, 2017, the Company filed a motion to stay discovery pending the resolution of the ISA Investigation. Following Plaintiffs’ opposition to the Company’s motion on January 5, 2018 and the Company’s reply in further support on January 16, 2018, the court ruled in the Company’s favor after arguments on January 29, 2018 staying discovery by Plaintiffs against the Company and the individual defendants until June 1, 2018, at which point the parties are to update the court on the status of the ISA’s investigation. Discovery against the underwriters continued.

In June 2018 the Company entered into a Memorandum of Understanding and subsequently, in July 2018 entered into a Stipulation of Settlement with respect to the shareholder class action lawsuits pending against it. Under the terms of the proposed settlement, the purported classes in all of the actions will receive aggregate consideration of USD 2.0 million. The settlement consideration, as well as ancillary expenses, will be funded by the Company’s insurance carriers, who have indicated to the Company that they have already made reserves for the settlement consideration. The settlement was approved by the court in March 2019 and has been finalized.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 12 - Commitments and contingent liabilities (Cont’d)

Pursuant to the final settlement, the Company and its directors and officers are released from the claims that were asserted or could have been asserted in the Actions by class members participating in the settlement.

ISA Administrative Enforcement Arrangement:

On August 13, 2019, the Administrative Enforcement Committee (the “Committee”) of the Israel Securities Authority (“ISA”) approved an administrative enforcement agreement, titled Enforcement Arrangement ("Enforcement Arrangement"), entered into by and amongst ISA, Kitov Pharma Ltd. (the “Company” or the “Registrant”), Isaac Israel, the Company’s chief executive officer, Paul Waymack, the Company’s former chairman and Simcha Rock, the Company’s former chief financial officer, pursuant to which the Company and each of Messrs. Israel, Waymack and Rock settled the ISA’s claims that under Israeli Securities Laws the Company made negligent disclosures in a number of its historical reports filed with the ISA in 2014 and 2015, and the ISA decided to discontinue its criminal investigation and to cease all proceedings against the Company and its principals with respect to the facts set out in the Enforcement Arrangement. As part of the Enforcement Arrangement the Company shall pay a fine of NIS 1,500,000 (approximately USD 430,000), payable in 24 consecutive monthly payments.

The Company, by vote of a committee consisting of independent members of the Board of Directors, and the above mentioned principals, agreed to the Enforcement Arrangement with the ISA.

Note 13 - Revenues

Revenues recorded are from upfront payments of license agreements. Such revenues in 2019 are from a customer in the U.S and in each of 2018 and 2017 from two customers in the far-east.

Note 14 - Research and Development Expenses

	For the year ended December 31
	2019	2018	2017
	USD thousands
Salaries, wages and related expenses	1,012	933	969
Share-based payments (see also Note 10)	238	546	709
Service providers (*)	1,424	3,789	2,962

	2,674	5,268	4,640

(*)	The Company has determined that it acts as an agent for certain transactions, see Note 3I. Accordingly, the Company recorded USD 532 thousand as an offset of R&D costs. Receivables and payables regarding such transactions are recorded on a gross basis (see Notes 7 and 8, respectively).

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 15 - Sales, General and Administrative Expenses

A.

	For the year ended December 31
	2019	2018	2017
	USD thousands
Employees and officers compensation	1,445	1,733	1,984
Share-based payments (see also Note 10)	657	87	1,224
Legal fees in connection with ISA investigation and class action lawsuits (see also Note 12B)	356	690	893
Other professional consulting	900	1,525	1,306
Board member remuneration and insurance	622	470	505
Board member share-based payments	269	86	47
FDA Fee	946	-	-
ISA settlement (see also Note 12B)	387	-	-
Rent and office maintenance	80	243	196
Travel	144	143	131
Car expenses	38	85	64
Depreciation	178	7	4
Other	56	126	43

	6,078	5,195	6,397

B.	The Consolidated Statements of Operations for the year ended December 31, 2019, include refunds from the insurance company in respect of legal expenses in the amount of USD 596 thousand, and for December 31, 2018, amount of USD 743 thousand.

Note 16 - Other Expenses (Income)

During 2017 the Company recorded an amount of USD 1,029 thousand in its consolidated financial statements under Other Expenses, with regards to rights granted to Taoz as part of the Company’s settlement with Taoz, regarding the acquisition of TyrNovo, See also Note 5B. During 2018, the Company acquired Taoz’s holdings in TyrNovo. As part of the agreement with Taoz, it waived the rights described in Note 5B, and the Company recorded an amount of USD 894 thousand under Other Income, see also Note 5C.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 17 - Finance Expense (Income)

	For the year ended December 31
	2019	2018	2017
	USD thousands

Income (expenses) in respect of derivatives, net (*)	(1,509)	(2,740)	1,049

(*)

The derivatives are related mainly to the fair value adjustments of warrants. The 2019, 2018 and 2017 warrants included a cashless exercise feature, which expired on September 16, 2019, September 12, 2019 and August 8, 2018, respectively, when the Company filed a registration statement with the SEC, registering the shares that will derive from future exercise of these warrants. See also Note 20B.

	For the year ended December 31
	2019	2018	2017
	USD thousands
Finance expense
Fees and interest expense	81	9	26
Loss from exchange rate differences, net	100	106	-
Payment to Taoz, see Note 5C	-	160	-
Warrant issuance costs	-	301	-
	181	576	26

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 17 - Finance Expense (Income) (Cont’d)

	For the year ended December 31
	2019	2018	2017
	USD thousands
Finance income
Income from exchange rate differences, net	-	-	(22)
Interest income from short term deposits	(151)	(93)	(106)
	(151)	(93)	(128)

Note 18 - Taxes on Income

A.	Corporate tax rate

The tax rate applicable to the Group for 2019 and 2018 is 23%. The tax rate in 2017 was 24%.

B.

Carry-forward losses

The Company and its subsidiaries incurred losses through 2019, which are not expected to be utilized in the foreseeable future. Therefore, the Group did not record current taxes or deferred taxes.

In 2019, the main reconciling item from the statutory tax rate of the Company (23%, representing theoretical tax benefit of approximately USD 1.3 million) to the effective tax rate (0%) is the fact that deferred taxes were not created in respect of carry forward tax losses.

The carry-forward loss for tax purposes for the Company and its subsidiaries, and the unrecognized research and development expenses, amounts to USD 21 million as of December 31, 2019 (2018 – USD 33.1 million, 2017 – USD 28.2 million).

C.

Tax assessments

The Company’s tax assessments are deemed finalized through the end of 2017, pursuant to section 145 of the Israeli Income Tax Ordinance. The subsidiary’s tax assessments are deemed finalized through the end of 2014, pursuant to section 145 of the Israeli Income Tax Ordinance.

During 2019, the Company’s tax assessments for Kitov Pharma Ltd. for the tax years of 2014 - 2017 were finalized. Following the tax assessments, the Company was required to pay an amount of approximately 250 USD thousands which were recorded as an expense in 2019.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 19 - Employee benefits

A.	Employee benefits include post-employment benefits and short term benefits.

Balances include:

	For the Year ended December 31
	2019	2018
	USD thousands	USD thousands
Short-term benefits	365	136
Post-employment benefits	285	405

B.	Post-employment benefit plans – defined contribution plan

The Company has a defined contribution plan in respect of the Company’s liability in respect of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

	For the Year ended December 31
	2019	2018	2017
	USD thousands	USD thousands	USD thousands

Amount recognized as expense in respect of defined contribution plan	136	95	52

C.	Certain of the Company’s senior executives are entitled to annual and special bonuses under the terms of their employment and consulting agreements. These bonuses will become due upon the achievement of certain goals or agreements for the commercialization of the Company’s products. These consolidated financial statements include bonuses in the amount of USD 462 thousand for the year ended December 31, 2019, and USD 777 thousand for the year ended December 31, 2018.

D.	Certain of the Company’s senior executives are entitled to benefits upon termination of employment under the terms of their employment and consulting agreements, see Note 11 on related parties. These benefits are measured based on the time of service and their monthly pay and the expected term of their employment. These consolidated financial statements include a liability due to these grants of USD 285 thousand and USD 405 thousand, as of December 31, 2019 and 2018, respectively.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments

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

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

A.	Risk management

1.	Credit risk

Credit risk is the risk of financial loss to the Group if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from the Company’s receivables. The Group restricts exposure to credit risk by investing only in bank deposits.

The Group held cash and cash equivalents and short-term deposits of USD 4,395 thousand at December 31, 2019 (2018 – USD 6,684). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short-term deposits, mainly in USD, bear fixed interest ranging between 0.02% - 2.97%.

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

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments (Cont’d)

Set forth below is a sensitivity test to possible changes in USD/NIS exchange rate as of December 31, 2019:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	2	5	106	(5)	(2)
Other current assets	9	22	440	(22)	(9)
Accounts payable	(18)	(45)	(903)	45	18
Other payables	(20)	(49)	(985)	49	20
Post-employment benefit liabilities	(2)	(5)	(101)	5	2
Total income (loss)	(29)	(72)		72	29

B.	Financial instruments measured at fair value:

1.	A loan of USD 2 million to FamWave was accounted for as a financial asset at fair value (see Note 1E for further information).

2.	In September 2019, the Company registered the warrants issued in 2018 and 2019 and therefore they were reclassified from financial liabilities to equity in their fair value using Black & Scholes valuation method.

3.	Fair value hierarchy of financial instruments measured at fair value:

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial assets
Loan	-	-	2,000	2,000

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 20 - Financial Instruments (Cont’d)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial liabilities
Warrants (see Note 9D(2))	-	-	554	554

Details regarding fair value measurement at Level 3:

Financial instrument	Valuation method for determining fair value	Significant unobservable inputs

For the year ended December 31, 2019
Warrants	Black - Scholes	expected term	4.02-4.83 years
		expected volatility	99%
		annual risk free interest	1.95%
		dividend yield	0%
For the year ended December 31, 2018
Warrants	Black - Scholes	expected term	4.9 years
		expected volatility	97.29%
		annual risk free interest	2.51%
		dividend yield	0%

4.	The recoverable amount of the in-process research and development (hereinafter – “intangible asset”) was based on its value in use and was determined by discounting the future cash flows to be generated from it. The recoverable amount of the intangible asset exceeds it's carrying amount, thus no impairment loss was recognized.

Key assumptions used in calculation of recoverable amount:

Discount rate

The discount rate used for calculating intangible asset recoverable amount is 20%, taking into consideration the risk associated in drug candidates at this stage of development.

Kitov Pharma Ltd.

Notes to the Consolidated Financial Statements

Note 21 - Subsequent Events

1.

On March 14, 2019 the Company signed an agreement to acquire 100% of FameWave Ltd, a privately held biopharmaceutical Company developing CM-24, (“FameWave”) from its shareholders in exchange for USD 10 million worth of its newly issued ADSs with a long-term lock-up period, priced at USD 1.23 per ADS, plus 50% warrant coverage based on an exercise price of USD 1.98 per ADS with a 4-year term. In addition, the Company provided a loan to FameWave of up to approximately USD 2 million to be paid to cCAM BioTherapeutics Ltd., a wholly owned subsidiary of Merck Sharp and Dohme Corp., known as “MSD” in Israel, which discovered CM-24, or to repay certain loans provided by FameWave’s shareholders. The acquisition closed in January 7, 2020.

Under the terms of the agreement, OrbiMed, Pontifax and Arkin Holdings, leading life-science focused investment funds, are exchanging their shares in FameWave for Kitov ADSs and warrants, and investing USD 3.5 million in Kitov in exchange for additional newly issued ADSs of Kitov. As of January 7, 2020, OrbiMed, Pontifax and Arkin Holdings each hold approximately 11% of Kitov’s shares on a non-diluted basis.

2.

In March 2020, in a public offering on the NASDAQ, the Company raised a gross amount of USD 6.0 million (approximately USD 5.2 million net of placement agent fees and other offering related expenses).

In this public offering, the Company issued 9,620,000 ADSs and 10,380,000 pre-funded warrants, 20,000,000 warrants to purchase 20,000,000 ADSs. Each pre-funded warrant is exercisable until March, 2035 at an exercise price of USD 0.0001 and each warrant is exercisable until March, 2025 at an exercise price of USD 0.325 per ADS. In addition, the placement agent in this offering was granted 1,400,000 warrants to purchase 1,400,000 ADSs exercisable until March, 2025 at an exercise price of USD 0.375 per ADS. The Company will also issue 250,000 ADS in a private placement to the previous placement agent in this transaction.

3.	In December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and in 2020 has reached multiple other countries, resulting in government-imposed quarantines, travel restrictions and other public health safety measures in China, the USA, Israel, and other affected countries. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of the Coronavirus, which has affected and could have an adverse effect on the global markets and its economy, including on the availability and pricing of employees, resources, materials, manufacturing and delivery efforts and other aspects of the global economy. Therefore, the Coronavirus could disrupt production and cause delays in the supply and delivery of products used in our operations, may affect our operation, including the conduct of clinical studies, or the ability of regulatory bodies to grant approvals or supervise our candidates and products, may further divert the attention and efforts of the medical community to coping with the Coronavirus and disrupt the marketplace in which we operate and may have a material adverse effects on our operations. As of the date of March 16, 2020 we cannot estimate the effect of this development, if any.