Form 20-F/A
period 2019-12-31
Kitov Pharma Ltd.
filed 2020-03-31
CIK 1614744

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

Yes ☐    No ☒

Explanatory Note

This Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Form 20-F”), filed on March 23, 2020 (the “Original Filing Date”), is being filed solely to submit Exhibits 4.23, 4.24, 4.25. 4.26 and 4.27 with the redaction of confidential information in material contracts, as well as to submit revised share ownership of officers and major shareholders in order to reflect recent Section 13 filings by certain shareholders.

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

Except for the aforesaid Exhibits and revised share ownership disclosures, this Amendment does not amend any other information set forth in the Form 20-F. This Amendment speaks as of the Original Filing Date, and other than as explicitly set forth herein, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of Kitov Pharma’s ordinary shares as of March 29, 2020 by:

●	each of our directors, executive officers and senior management and employees individually; and

●	all of our executive officers, directors, and senior management and employees as a group.

The beneficial ownership of Kitov Pharma’s ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares of Kitov Pharma issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 29, 2020, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 50,485,588 ordinary shares of Kitov Pharma’s issued and outstanding as of March 29, 2020 (not including 1 share held in treasury).

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Directors
Dr. Eric Rowinsky	0	0%
Isaac Israel(1)	*	*	%
Simcha Rock(1)	*	*	%
Steven Steinberg(1)	*	*	%
Ido Agmon(1)	*	*	%
Ran Tzror(1)	*	*	%
Revital Stern-Raff(1)	*	*	%
*
Senior Management and Employees	*
Gil Efron(2)	*	*	%
Dr. Bertrand Liang(1)	*	*	%
Dr. Michael Schickler	*	0%
Gil Ben-Menachem(1)	*	*	%
Hadas Reuveni(1)	*	*	%

Total (directors, senior management and employees)	1,541,716	3.04%

*	Less than 1%

(1)	Includes ordinary shares as well as ordinary shares issuable upon exercise of outstanding options and/or RSUs currently exercisable or which are expected to vest and be exercisable within 60 days of March 16, 2020 comprising less than 1% of Kitov Pharma’s ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of Kitov Pharma’s ordinary shares as of March 29, 2020 by each person or entity known by us to own beneficially more than 5% of Kitov Pharma’s outstanding ordinary shares.

The beneficial ownership of Kitov Pharma’s ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 29, 2020, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 50,485,588 ordinary shares (not including 1 share held in treasury). The data presented is based on information provided to us by the holders, or disclosed in public regulatory filings in the U.S. or Israel, in accordance with the applicable law.

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

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
OrbiMed Israel Partners Limited Partnership(1)	4,718,719	9.35%
M. Arkin (1999) Ltd.(2)	4,463,953	8.80%
Pontifax Group(3)	4,238,126	8.39%

(1)	OrbiMed Israel Partners Limited Partnership (“OrbiMed”) acquired its holdings in Kitov Pharma in January 2020 upon completion of the FameWave Transaction in exchange for its holdings in FameWave and a cash investment of $1.167 million. The ADSs were issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the Securities Act. It owns (i) 3,461,983 restricted ADSs and (ii) warrants to purchase 1,256,736 restricted ADSs representing 1,256,736 restricted ordinary shares, which are all presently exercisable. Pursuant to the terms of the warrants, OrbiMed cannot exercise the warrants to the extent that OrbiMed would beneficially own, along with any affiliates after any such exercise, more than 9.99% of our outstanding ordinary shares. To our knowledge these are the only holdings of Orbimed in Kitov Pharma. Orbimed has signed a Shareholder’s Undertaking in connection with the FameWave Transaction containing, amongst other matters, certain standstill limitations and an undertaking not to vote its ADSs, subject to certain exceptions relating to significant corporate transactions, against the recommendation of our board of directors, during an initial transfer lockup period of between 6-12 months following the closing of the FameWave Transaction, and subsequent to the transfer lock-up period until the earlier of its holdings being reduced to below 2.5% of our issued and outstanding shares or 24 months following the closing of the FameWave Transaction. Of the 4,463,953 restricted ADSs beneficially owned by OrbiMed, 2,513,473 restricted ADSs are being held by Altshuler Shaham as trustee and escrow agent in connection with the closing of the FameWave Transaction. While such ADSs are held by Altshuler Shaham, the right to vote such ADSs is solely exercisable by OrbiMed.

(2)	M. Arkin Ltd. (“Arkin”) acquired its holdings in Kitov Pharma in January 2020 upon completion of the FameWave Transaction in exchange for its holdings in FameWave and a cash investment of $1.167 million. The ADSs were issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the Securities Act. These holdings include (i) 3,292,139 restricted ADSs and (ii) warrants to purchase 1,171,814 restricted ADSs representing 1,171,814 restricted, ordinary shares, which are immediately exercisable. To our knowledge these are the only holdings of Arkin in Kitov Pharma. Arkin has signed a Shareholder’s Undertaking in connection with the FameWave Transaction containing, amongst other matters, certain standstill limitations and an undertaking not to vote its ADSs, subject to certain exceptions relating to significant corporate transactions, against the recommendation of our board of directors, during an initial transfer lockup period of between 6-12 months following the closing of the FameWave Transaction, and subsequent to the transfer lock-up period until the earlier of its holdings being reduced to below 2.5% of our issued and outstanding shares or 24 months following the closing of the FameWave Transaction. Of the 3,292,139 restricted ADSs beneficially owned by Arkin, 2,343,629 restricted ADSs are being held by Altshuler Shaham Trust Co. Ltd. (“Altshuler Shaham”) as trustee and escrow agent in connection with the closing of the FameWave Transaction. While such ADSs are held by Altshuler Shaham, the right to vote such ADSs is solely exercisable by Arkin.

(3)	Includes (i) (A) 1,156,797 restricted ADSs and (B) warrants to purchase 403,759 restricted ADSs held by Pontifax (Israel) II LP (“Pontifax Israel”), (ii) (A) 449,065 ADSs and (B) warrants to purchase 156,741 restricted ADSs held by Pontifax (Israel) II – Individual Investors LP (“Pontifax Israel Individual Investors”) and (iii) (A) 1,535,732 ADSs and (B) warrants to purchase 536,032 restricted ADSs held by Pontifax (Cayman) II LP (“Pontifax Cayman,” and together with Pontifax Israel and Pontifax Israel Individual Investors, the “Pontifax Group”). The Pontifax Group acquired its holdings in Kitov Pharma in January 2020 upon completion of the FameWave Transaction in exchange for its holdings in FameWave and a cash investment of $1.167 million. The ADSs were issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the Securities Act. Pontifax Group owns, in aggregate, 3,141,594 restricted ADSs and warrants to purchase 1,096,532 restricted ADSs representing 1,096,532 restricted ordinary shares, which are presently exercisable. Pursuant to the terms of the warrants, Pontifax Group cannot exercise the warrants to the extent that Pontifax Group would beneficially own, along with any affiliates after any such exercise, more than 9.99% of our outstanding ordinary shares. To our knowledge, including based on a form 13G filed by Pontifax (Israel) II L.P., Pontifax (Cayman) II L.P., Pontifax Management II L.P., Pontifax Management 2 G.P. (2007) Ltd., Ran Nussbaum and Tomer Kariv. with the SEC on February 13, 2020, these are the only holdings of Pontifax Group in Kitov Pharma. According to the disclosure on the Form 13G, Pontifax Management is the general partner of the Pontifax (Israel) II - Individual Investors, L.P., Pontifax (Israel) II L.P., and Pontifax (Cayman) II L.P., and Pontifax Management GP is the general partner of Pontifax Management. Mr. Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the ADSs held by these entities. Pontifax Group has signed a Shareholder’s Undertaking in connection with the FameWave Transaction containing, amongst other matters, certain standstill limitations and an undertaking not to vote its ADSs, subject to certain exceptions relating to significant corporate transactions, against the recommendation of our board of directors, during an initial transfer lockup period of between 6-12 months following the closing of the FameWave Transaction, and subsequent to the transfer lock-up period until the earlier of its holdings being reduced to below 2.5% of our issued and outstanding shares or 24 months following the closing of the FameWave Transaction. Of the 3,141,594 restricted ADSs beneficially owned by Pontifax Group, 2,193,085 restricted ADSs are being held by Altshuler Shaham as trustee and escrow agent in connection with the closing of the FameWave Transaction. While such ADSs are held by Altshuler Shaham, the right to vote such ADSs is solely exercisable by Pontifax Group.

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

Changes in Percentage Ownership by Major Shareholders

OrbiMed Israel Partners Limited Partnership

OrbiMed acquired its holdings in Kitov Pharma in January 2020 upon completion of the FameWave Transaction in exchange for its holdings in FameWave and a cash investment of $1.167 million. It owns (i) 3,461,983 restricted ADSs and (ii) warrants to purchase 1,256,736 restricted ADSs representing 1,256,736 restricted ordinary shares, which are presently exercisable. Pursuant to the terms of the warrants, OrbiMed cannot exercise the warrants to the extent that OrbiMed would beneficially own, along with any affiliates after any such exercise, more than 9.99% of our outstanding ordinary shares.

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

Pontifax (Israel) II LP/Pontifax (Israel) II – Individual Investors LP/Pontifax (Cayman) II LP

Pontifax Group acquired its holdings in Kitov Pharma in January 2020 upon completion of the FameWave Transaction in exchange for its holdings in FameWave and a cash investment of $1.167 million. Pontifax Group owns, in aggregate, (i) 3,141,594 restricted ADSs and (ii) warrants to purchase 1,096,542 restricted ADSs representing 1,096,542 restricted ordinary shares, which are presently exercisable. P pursuant to the terms of the warrants, Pontifax Group cannot exercise the warrants to the extent that Pontifax Group would beneficially own, along with any affiliates after any such exercise, more than 9.99% of our outstanding ordinary shares.

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

PART III

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed in the index of exhibits below:

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Registrant (originally filed as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 26, 2019 and incorporated herein by reference thereto).
1.2	Amended and Restated Articles of Association of the Registrant (originally filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 26, 2019 and incorporated herein by reference thereto).
2.1	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).
2.2	Form of Warrant Agent Agreement (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015).
2.3	Form of American Depositary Receipt (incorporated by reference to prospectus filed with the Securities and Exchange Commission on January 4, 2019)
2.4	Form of Underwriters’ Warrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015).
2.5	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016).
2.6	Form of Letter Amendment to Warrant Agent Agreement with respect to Series A warrants (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
2.7	Form of Pre-Funded Series B Warrant Agreement (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016).
2.8	Stock Purchase Agreement, dated January 12, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd. (incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017).
2.9	Shareholder’s Undertaking by Goldman Hirsh Partners Ltd. dated January 13, 2017. (incorporated by reference to Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
2.10	Flow of Funds Agreement, dated April 9, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd. (incorporated by reference to Exhibit 2.10 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
2.11	Form of Warrant issued to purchasers in the July 2017 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.12	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.13	Stock Purchase Agreement, dated October 3, 2017, by and among the Registrant, Certain Stockholders of TyrNovo Ltd. and the Stockholders’ Representative (incorporated by reference to Exhibit 2.13 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)

2.14	Form of Warrant issued to purchasers in the June 2018 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.15	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.16	Form of Warrant issued to purchasers in the January 2019 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.17	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.18	Form of Shareholder Undertaking and Agreement, dated January 7, 2020, between Kitov Pharma Ltd. and the shareholders signatory thereto executed by purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.17 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.19	Form of Warrant, dated January 7, 2020, between Kitov Pharma Ltd. issued to former FameWave shareholders (incorporated by reference to Exhibit 4.18 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.18	Form of Ordinary Warrant issued to purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.19 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.19	Form of Pre-funded Warrant issued to purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.20 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.20	Form of Placement Agent Warrant issued to Placement Agent in the March 2020 public offering (incorporated by reference to Exhibit 4.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.21	Description of Shares Capital(originally filed as Exhibit 2.21 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 23, 2020 and incorporated herein by reference thereto).
4.1	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015).
4.2	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to i Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).
4.3	Kitov Pharma Ltd. 2016 Equity-Based Incentive Plan (incorporated by reference to Annex C to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-k furnished to the Securities and Exchange Commission on March 22, 2019)
4.4	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to our Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on November 18, 2015).
4.5	Form of Share Purchase Agreement between Kitov Pharma and the purchasers (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
4.6*	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.7*	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.8*	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.9	Form of Securities Purchase Agreement dated as of July 11, 2017 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
4.10	Kitov Pharma Ltd. Office Holder Compensation Policy approved the shareholders on July 12, 2017 (incorporated by reference to Exhibit A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-k furnished to the Securities and Exchange Commission on June 8, 2017)

4.11	Revolving Secured Facility and Pledge Agreement dated March 1, 2017 by and between TyrNovo Ltd., and Kitov Pharma Ltd. (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
4.12	Convertible Bridge Loan Agreement, dated September 15, 2017, by and between Kitov Pharma Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
4.13	Form of Securities Purchase Agreement dated as of June 1, 2018 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
4.14	Form of Securities Purchase Agreement dated as of January 16, 2019 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
4.15**	Product Manufacturing Agreement, effective as of November 8, 2018, by and between Kitov Pharma Ltd. and Dexcel Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on April 3, 2019)
4.16**	Agreement dated as of December 27, 2018, by and between Kitov Pharma Ltd. and Coeptis Pharmaceuticals Inc. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on April 3, 2019)
4.17**	Stock Purchase Agreement by and among Kitov Pharma Ltd., The Stockholders of FameWave Ltd. and M. Arkin (1999) Ltd. dated as of March 14, 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on April 3, 2019).
4.18	English Translation of Enforcement Arrangement entered into by and amongst the Israel Securities Authority, Kitov Pharma Ltd., Isaac Israel, Paul Waymack, and Simcha Rock (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on August 13, 2019)
4.19	Amendment dated August 16, 2019 to the Stock Purchase Agreement by and among Kitov Pharma Ltd., The Stockholders of FameWave Ltd. and M. Arkin (1999) Ltd. dated as of March 14, 2019 (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 16, 2019).
4.20 **	Amendment dated October 8, 2019, to the Agreement by and between Kitov Pharma Ltd. and Coeptis Pharmaceuticals Inc (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019).
4.21	Form of Lock-Up and Registration Rights Agreement, dated January 7, 2020, between the Kitov Pharma Ltd. and the sellers listed on Exhibit A thereto (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
4.22	Form of Securities Purchase Agreement dated as of March 12, 2020 by and between the Registrant and the purchasers in the public offering (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
4.23**	Amended and Restated License effective as of the 25th day of May, 2010 by and between: Tel Hashomer - Medical Research, Infrastructure and Services LTD and Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd.
4.24**	First Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd.
4.25	Second Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd.
4.26	Assignment and Assumption Agreement effective as of March 21, 2019, between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd., FameWave Ltd. and cCAM Biotherapeutics Ltd.
4.27**	Master Development Services Agreement between FameWave Ltd., and Rentschler Biopharma SE executed on March 17, 2020.

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020).
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (originally filed as Exhibit 13.1 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 23, 2020 and incorporated herein by reference thereto).
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (originally filed as Exhibit 13.2 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 23, 2020 and incorporated herein by reference thereto).
15.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International. (originally filed as Exhibit 15.1 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 23, 2020 and incorporated herein by reference thereto).

*	Confidential treatment granted with respect to portions of this Exhibit.

**	Portions of this exhibit have been omitted because they are both (i) not material, and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and this Amendment No. 1 thereto and that it has duly caused and authorized the undersigned to sign this this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

KITOV PHARMA LTD.

By:	/s/ Isaac Israel
	Name:	Isaac Israel
	Title:	Chief Executive Officer

By:	/s/ Gil Efron
	Name:	Gil Efron
	Title:	Chief Financial Officer

Date: March 31, 2020