Form 20-F/A
period 2020-12-31
PURPLE BIOTECH LTD.
filed 2021-03-16
CIK 1614744

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

Yes ☐    No ☒

Explanatory Note

Purple Biotech Ltd. (the “Company”) is filing this Amendment No. 1 (this “Amendment”) to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “Form 20-F”), filed with the Securities and Exchange Commission on March 16, 2021 (the “Original Filing Date”), solely to correct an inadvertent typographical error with respect to the timing for the initiation of the phase 1/2 study of CM24, the Company’s monoclonal antibody drug candidate blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. As previously disclosed, the phase 1/2 of CM24 is expected to be initiated imminently.

This Amendment speaks as of the Original Filing Date, and other than as explicitly set forth herein, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Form 20-F except as set forth in this explanatory note.

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

Our research and development expenses may fluctuate depending on the scope and timing of certain high-expense activities such as clinical trials. For example, from 2014 through the first half of 2018, we performed Phase III and Phase III/IV clinical trials in connection with Consensi that increased our research and development costs. From that time until the second half of 2020 we did not conduct any clinical trials. In the second half of 2020 we commenced a phase 1/2 study of NT219 and prepared for the initiation of our phase 1/2 study of CM24 primarily by manufacturing of CM24, which increased our research and development expenses in 2020, and we expect to imminently initiate a phase 1/2 study of CM24, which will increase our research and developments expenses in 2021 and beyond.

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

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed in the index of exhibits below:

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Registrant (originally filed as Exhibit 99.3 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto).
1.2	Amended and Restated Articles of Association of the Registrant (originally filed as Exhibit 99.2 to the Registrant’s Form 6-K furnished to with the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto).
2.1	Description of Share Capital (incorporated by reference to Exhibit 2.1 of the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 16, 2021)
2.2	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).
2.4	Form of American Depositary Receipt (incorporated by reference to prospectus filed with the Securities and Exchange Commission on August 14, 2020).
2.5	Form of Underwriters’ Warrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015).
2.6	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016).
2.8	Stock Purchase Agreement, dated January 12, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd. (incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017).
2.9	Form of Warrant issued to purchasers in the July 2017 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.10	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.11	Stock Purchase Agreement, dated October 3, 2017, by and among the Registrant, Certain Stockholders of TyrNovo Ltd. and the Stockholders’ Representative (incorporated by reference to Exhibit 2.13 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
2.12	Form of Warrant issued to purchasers in the June 2018 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.13	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.14	Form of Warrant issued to purchasers in the January 2019 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.15	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.16	Form of Shareholder Undertaking and Agreement, dated January 7, 2020, between Purple Biotech Ltd. and the shareholders signatory thereto (incorporated by reference to Exhibit 4.17 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)

2.17	Form of Warrant, dated January 7, 2020, between Purple Biotech Ltd. issued to former FameWave shareholders (incorporated by reference to Exhibit 4.18 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.18	Form of Ordinary Warrant issued to purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.19 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.19	Form of Pre-funded Warrant issued to purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.20 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.20	Form of Placement Agent Warrant issued to Placement Agent in the March 2020 public offering (incorporated by reference to Exhibit 4.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.21	Form of Warrant issued to investors in the April 2020 private placement (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
2.22	Form of Placement Agent Warrant issued to Placement Agent in the April 2020 private placement (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
2.23	Form of Warrant issued to investors in the May 2020 private placement (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
2.24	Form of Placement Agent Warrant issued to Placement Agent in the May 2020 public offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
2.25	Form of Warrant issued to purchasers in the June 2020 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
2.26	Form of Placement Agent Warrant issued to Placement Agent in the June 2020 public offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K/A furnished to the Securities and Exchange Commission on June 29, 2020)
4.1	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015).
4.2	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015).
4.3	Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 16, 2021)
4.4	Form of Share Purchase Agreement between Purple Biotech and the purchasers (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
4.4*	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.6*	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.7*	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.8	Form of Securities Purchase Agreement dated as of July 11, 2017 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
4.9	Purple Biotech Ltd. Office Holder Compensation Policy approved the shareholders on August 6, 2020 (incorporated by reference to Exhibit A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-k furnished to the Securities and Exchange Commission on July 2, 2020)
4.10	Revolving Secured Facility and Pledge Agreement dated March 1, 2017 by and between TyrNovo Ltd., and Purple Biotech Ltd. (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
4.11	Form of Securities Purchase Agreement dated as of June 1, 2018 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)

4.12	Form of Securities Purchase Agreement dated as of January 16, 2019 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
4.13**	Product Manufacturing Agreement, effective as of November 8, 2018, by and between Purple Biotech Ltd. and Dexcel Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on April 3, 2019)
4.14**	Agreement dated as of December 27, 2018, by and between Purple Biotech Ltd. and Coeptis Pharmaceuticals Inc. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on April 3, 2019).
4.15**	Stock Purchase Agreement by and among Purple Biotech Ltd., The Stockholders of FameWave Ltd. and M. Arkin (1999) Ltd. dated as of March 14, 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on April 3, 2019).
4.16	English Translation of Enforcement Arrangement entered into by and amongst the Israel Securities Authority, Purple Biotech Ltd., Isaac Israel, Paul Waymack, and Simcha Rock (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on August 13, 2019)
4.17	Amendment dated August 16, 2019 to the Stock Purchase Agreement by and among Purple Biotech Ltd., The Stockholders of FameWave Ltd. and M. Arkin (1999) Ltd. dated as of March 14, 2019 (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 16, 2019).
4.18 **	Amendment dated October 8, 2019, to the Agreement by and between Purple Biotech Ltd. and Coeptis Pharmaceuticals Inc (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019).
4.19	Form of Lock-Up and Registration Rights Agreement, dated January 7, 2020, between Purple Biotech Ltd. and the sellers listed on Exhibit A thereto (incorporated by reference to Exhibit 10.22 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
4.20	Form of Securities Purchase Agreement dated as of March 12, 2020 by and between the Registrant and the purchasers in the March 2020 public offering (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
4.21**	Amended and Restated License effective as of the 25th day of May, 2010 by and between: Tel Hashomer - Medical Research, Infrastructure and Services LTD and Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020).
4.22**	First Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.23	Second Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.24	Assignment and Assumption Agreement effective as of March 21, 2019, between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd., FameWave Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020).
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

4.27	Form of Securities Purchase Agreement dated as of May 6, 2020 by and between the Registrant and the purchasers in the May 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
4.28	Form of Securities Purchase Agreement dated as of June 23, 2020 by and between the Registrant and the purchasers in the June 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
4.29**	First Amendment to Product Manufacturing Agreement, effective as of May 17, 2020, by and between Purple Biotech Ltd. and Dexcel Ltd. (incorporated by reference to Exhibit 4.29 of the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 16, 2021)
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020).
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International. (incorporated by reference to Exhibit 15.1 of the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 16, 2021)

*	Confidential treatment granted with respect to portions of this Exhibit.

**	Portions of this exhibit have been omitted because they are both (i) not material, and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

PURPLE BIOTECH LTD.

	By:	/s/ Isaac Israel
		Name:	Isaac Israel
		Title:	Chief Executive Officer

	By:	/s/ Gil Efron
		Name:	Gil Efron
		Title:	Chief Financial Officer
Date: March 16, 2021

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