Form 20-F
period 2021-12-31
PURPLE BIOTECH LTD.
filed 2022-03-09
CIK 1614744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Gil Efron, President and Chief Financial Officer
4 Oppenheimer Street Science Park Rehovot 7670104, Israel
Tel: +972-3-933-3121; Fax: +972-3-5097196
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 178,001,092 Ordinary Shares, no par value (including 1 share held in treasury)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐    No ☒

i

Unless the context otherwise indicates or requires, all references to:

●	the terms “Registrant,” “Purple”, “Purple Biotech”, “Company,” “we,” “us,” “our,” “our company” and similar designations refer to Purple Biotech Ltd., together with (i) its former wholly-owned subsidiary, Kitov Pharmaceuticals, (ii) its majority owned subsidiary, TyrNovo, (iii) its wholly owned subsidiary, FameWave, and (iv) its wholly owned subsidiary Purple Biotech GmbH, except where otherwise stated or where it is clear that the terms mean only Purple Biotech Ltd. exclusive of any subsidiaries,

●	“TyrNovo” refers to TyrNovo Ltd., the majority owned subsidiary of Purple Biotech,

●	“FameWave” refers to FameWave Ltd., the wholly owned subsidiary of Purple Biotech,

●	“FameWave Transaction” refers to our acquisition of FameWave in January 2020.

●	the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States of America,

●	the terms “Euro” or “€” refer to the Euro, the lawful currency of the European Union member states,

●	the terms “NIS” refer to the New Israeli Shekel, the lawful currency of the State of Israel,

●	“ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no par value per share,

●	“ADSs” refers to the Registrant’s American Depositary Shares,

●	“Companies Law” refers to Israel’s Companies Law, 5759-1999, as amended,

●	“Securities Act” refers to the Securities Act of 1933, as amended,

●	“SEC” refers to the United States Securities and Exchange Commission,

●	“NASDAQ” refers to The NASDAQ Capital Market, except where otherwise stated or where it is clear that the term means any of the NASDAQ exchanges, and

●	“TASE” refers to the Tel Aviv Stock Exchange.

Unless otherwise indicated, all information contained in this Annual Report on Form 20-F gives retrospective effect to:

●	Effective as January 4, 2019, we effected a consolidation of our share capital at a ratio of 1:20, such that: (i) each 20 ordinary shares of Purple Biotech were consolidated into one ordinary share of Purple Biotech and (ii) each 20 options of Purple Biotech (tradable and non-tradable) exercisable into ordinary shares outstanding immediately prior to the consolidation were consolidated into one option exercisable into one ordinary share of Purple Biotech at an exercise price equal to the pre-consolidation exercise price multiplied by 20.

●	Effective as of August 21, 2020, we effected a change in the ratio of ordinary shares to each ADS, such that the ratio of ADSs to ordinary shares changed from one (1) ADS representing one (1) ordinary share to a new ratio of one (1) ADS representing ten (10) ordinary shares. All ADS numbers in this Annual Report on Form 20-F are reflected on a post-ratio change basis.

EXPLANATORY NOTE

In the year ended December 31, 2021, the Company determined to discontinue operations related to Consensi (as defined herein). The Company has included restated financial statements and notes thereto and any other appropriate revisions in this Annual Report on Form 20-F for the year ended December 31, 2021. For more information, please refer to Note 4 of the financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2021.

Glossary of Industry Terms

Additionally, for convenience, the following terms used in this Annual Report on Form 20-F are defined as follows:

“API”	Active Pharmaceutical Ingredient – any substance or mixture of substances intended to be used in the manufacture of a drug product and that, when used in the production of a drug product, becomes one active ingredient in the drug product.

“approved product”	A product that has been approved for marketing by a regulatory authority.

“BLA”	Biologics License Application – A request for permission to market a new biological product.

“cGMP”	Current Good Manufacturing Practice – minimum requirements of the FDA and other regulatory authorities for the methods, facilities, and controls used in the manufacturing, processing, and packing of a drug product that is intended for human use to ensure that the product is safe for use and has the ingredients and strength that it claims to have.

“Clinical”	Pertaining to human studies.

“CMC”	Chemistry, manufacturing, and controls.

“Consensi”	An FDA approved fixed-dose combination drug treatment intended for the treatment of osteoarthritis pain and for hypertension.

“EGFR”	Epidermal Growth Factor Receptor (EGFR; ErbB-1; HER1 in humans) is a transmembrane protein that is a receptor for members of the epidermal growth factor family (EGF family) of extracellular protein ligands.

“FDA”	United States Food and Drug Administration.

“Formulation”	All the active and inactive materials contained in a final medical product.

“IND”	Investigational New Drug (Application) – an application to test an experimental drug in human beings and that requires clearance by the FDA for clinical trials to be initiated.

“NDA”	New Drug Application - an application submitted to the FDA to approve marketing a new drug.

“PDX”	An animal model in which patient-derived tumor tissue at low passage are implanted in animals, used to conserve original tumor characteristics and to provide relevant predictive insights into clinical outcomes when evaluating new cancer therapies.

“Pharmacokinetics”, “PK”	The study of the absorption, distribution, metabolism and excretion of a drug from the body; the pharmacokinetic indices provide, among other things, information on the extent and time of the patient’s exposure to the material. It is the study of how the body affects the drug.

“Preclinical”	Drug development studies performed outside of a human living organism or cell, using living cells, or appropriate animal models. The studies begin before trials in humans and assess safety, toxicity, and efficacy. Since drug development is dynamic, Preclinical studies are performed throughout the drug development lifecycle.

“therapeutic candidate”	A product that is undergoing development, preclinical trials, clinical trials and/or has a pending NDA in review by the FDA or similar marketing application being reviewed by a foreign regulatory authority but has not been approved for commercialization.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, including the safety and efficacy of our drug candidates, as well as the extent and number of additional studies that we may be required to conduct;

●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	our ability to acquire or in-license additional therapeutic candidates;

●	a delay or rejection of an IND, NDA or BLA for one or more of our therapeutic candidates;

●	our ability to maintain compliance with the NASDAQ listing standards;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate including the impact of any change in regulation and legislation that could affect the pharmaceutical industry, and the difficulty of predicting actions of the FDA or any other applicable regulator of pharmaceutical products;

●	the research, manufacturing, preclinical and clinical development, commercialization, and market acceptance of our therapeutic candidates;

●	our ability to successfully acquire, develop or commercialize our pharmaceutical products;

●	our ability to establish collaborations for our therapeutic candidates;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business and therapeutic candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	the impact of competitive companies, technologies on our industry; and

●	the impact of the public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for our products or our business.

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

v

SUMMARY OF RISK FACTORS

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read the “Risk Factors” section included in Item 3 in full.

●	We are a clinical-stage pharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable;

●	Our limited operating history as a pharmaceutical research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of products for our revenue, which could impair our ability to achieve profitability;

●	We will need to raise additional capital to achieve our strategic objectives of developing and commercializing our therapeutic candidates, as well as to develop, acquire and/or in-license additional therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our future operations, develop our therapeutic candidates, seek regulatory approval that is a prerequisite to selling any product, attract development or commercial partners, and retain key personnel;

●	Our long-term capital requirements are uncertain and subject to numerous risks;

●	Our clinical trials may fail to demonstrate adequately the safety and efficacy of our therapeutic candidates, which would prevent or delay regulatory approval and commercialization;

●	Our drug candidates may cause undesirable side effects or have other properties that could halt clinical development, prevent regulatory approval, limit commercial potential, or result in significant negative consequences;

●	If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners, will be unable to commercialize our therapeutic candidates;

●	Pre-clinical studies, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates without developing CMC satisfactory to regulatory authorities, completing preclinical and clinical studies, and then seeking to obtain regulatory approval, if such trials show that our therapeutic candidates are safe and effective;

●	If we do not establish collaborations for our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future, or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans;

●	Any collaborative arrangements that we establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations;

●	Our current business model is based largely upon the development or acquisition and commercialization of new combination products and new drug candidates that may have not yet been administered to humans or have limited history of treatment with humans. Unexpected difficulties or delays in successfully developing, acquiring or commercializing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations;

●	We rely mainly on third parties to conduct our chemistry, manufacturing and controls, research and development, preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including, but not limited to, failing to conform with quality standards for our drug candidates, which may endanger our clinical trial participants, recruit clinical trial investigators with the appropriate competencies and experience, recruit suitable candidates for our clinical trials and/or to meet established deadlines for the completion of such studies and trials;

●	If third parties do not manufacture our current therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future in sufficient quantities in the required timeframe, at the required quality standards and at an acceptable cost, clinical development and commercialization of our therapeutic candidates could be delayed;

●	We rely on third-party contract vendors to manufacture and supply us with APIs to be compliant with the International Conference of Harmonization Q7 guidance and applicable laws and regulations, in the quantities we require on a timely basis;

●	We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and/or other regulatory agencies for NT219, CM24 or any other therapeutic candidates we may develop or acquire in the future;

●	We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities;

●	The manufacture of our drug candidates is complex, and we may encounter difficulties in production, particularly with respect to process development or scaling-up of our manufacturing capabilities. If we, or any of our third-party manufacturers, encounter such difficulties, our ability to supply drugs for clinical trials or our products (if approved) for patients on a timely basis could be materially delayed or adversely affected. In addition, this may cause an increase in costs that could result in our inability to maintain a commercially viable cost structure;

●	Pre-clinical studies and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future results;

●	We may depend on a partner to conduct clinical trials with CM24, and we may enter into future collaboration agreements with collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and to market and sell our therapeutic candidates. If such collaboration fails to perform as expected, our clinical trials and/or development plans will be delayed, and we will be required to seek other partners, which we may not be able to engage in a timely manner, if at all, and which may delay our development plans and therefore the potential for us to generate future revenue from our therapeutic candidates would be significantly reduced and our business would be significantly harmed;

●	Because CM24 and NT219, each, represents a novel approach to the treatment of disease, there are many uncertainties regarding the development, the production, the market acceptance, third-party reimbursement coverage and the commercial potential of CM24 and NT219;

●	The COVID-19 outbreak may adversely affect the development of our drug candidates, our ability to raise substantial additional capital and the results of our operations and financial condition;

●	Our oncology therapeutic candidates, if approved, or any other therapeutic candidates that may be approved for marketing in the future, might not be purchased or used, and our revenues and profits will not develop or increase;

●	Legal proceedings, third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from, or delay us in, developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition; and

●	We may be unable to adequately protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of any of our intellectual rights may lead us to lose market share and could have an adverse effect on our business, results of operations and financial condition.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable

B.	Advisors

Not applicable

C.	Auditors

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical-stage pharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a clinical-stage pharmaceutical company, and we are focused on the development and commercialization of innovative pharmaceutical drugs. We currently have two oncology therapeutic candidates in clinical trials, NT219 and CM24, neither of which has been approved for marketing and they are not being sold, marketed or commercialized. Each will require additional preclinical and/or clinical trials or other testing before we can obtain regulatory approval, if we are able to obtain regulatory approval at all. We must obtain regulatory approval for NT219, CM24 or any other therapeutic candidate that we may develop or acquire in the future before we can sell such therapeutic candidates. We have incurred losses from commencement of our pharmaceutical research and development activities through December 31, 2021 of approximately $95.9 million as a result of research and development activities, clinical trial related activities, investment/acquisition activities, listing for trading and fund-raising related activities, selling, general and administrative, finance expenses and other expenses. We may incur significant additional losses as we continue to focus our resources on advancing NT219, CM24 or other therapeutic candidates that we may develop, in-license, or acquire in the future. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop, in-license, or acquire, and obtain the required regulatory approvals for, our oncology therapeutic candidates in the United States and various other territories and then to successfully commercialize our oncology therapeutic candidates. We may be unable to achieve any or all these goals with regard to NT219, CM24 or any other therapeutic candidates that we may develop in the future. As a result, we may never be profitable or achieve significant or sustained revenues.

Our limited operating history as a pharmaceutical research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of products for our revenue, which could impair our ability to achieve profitability.

We have a limited operating history as a pharmaceutical research and development company, and our operations to date have been limited primarily to developing our NT219 and CM24 therapeutic candidates as well as to developing, gaining regulatory approval and commercializing Consensi; research and development; raising capital; and recruiting scientific, CMC, regulatory and management personnel and third-party partners. Though we have plans for the development in-licensing and/or acquisition of additional therapeutic candidate products, to date the only revenue we have received has been the initial milestone payments in connection with commercialization agreements for Consensi, which were terminated in 2021. We have also not yet demonstrated an ability to commercialize or obtain regulatory approval for our NT219 and CM24 therapeutic candidates. Our future growth and success depend upon the successful commercialization of our oncology therapeutic candidates. If we are unable to obtain regulatory clearances or approvals for our therapeutic candidates and future products, our ability to gain any revenues and to achieve profitability would be adversely affected. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development of or commercialize our therapeutic candidates, acquire or in-license other therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

We will need to raise additional capital to achieve our strategic objectives of developing and commercializing our therapeutic candidates, as well as to develop, acquire and/or in-license additional therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our future operations, develop our therapeutic candidates, seek regulatory approval that is a prerequisite to selling any product, attract development or commercial partners and retain key personnel.

We will need to continue to expend substantial funds in research and development, including CMC, preclinical and clinical trials of our NT219 and CM24 therapeutic candidates, as well as to acquire or in-license additional therapeutic candidates. We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and by raising additional capital through either debt or equity financing. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of the therapeutic candidates, as well as the inherent business risks associated with our company and present and future market conditions. In addition, global and local economic and geopolitical conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs related to our therapeutic candidates or any other therapeutic candidates that we may acquire, in-license or develop in the future or to delay the acquisition or in-license of any additional therapeutic candidates, any of which may have a material adverse effect on our business, financial condition and results of operations. Moreover, to the extent we are able to raise capital through the issuance of debt or equity securities, it could result in substantial dilution to existing shareholders.

On June 9, 2021, we entered into an open market sale agreement (the “Sales Agreement”), with Jefferies LLC (“Jefferies”), for the sale of ADSs, representing our ordinary shares offered by the prospectus supplement filed on June 9, 2021 and the accompanying prospectus. In accordance with the terms of the Sales Agreement, we may offer and sell ADSs having an aggregate offering price of up to $50,000,000 from time to time through Jefferies, acting as our agent. Any future sales of ADS under the Sales Agreement could result in substantial dilution to existing shareholders.

Our long-term capital requirements are uncertain and subject to numerous risks.

We estimate that so long as no significant revenues are generated from our oncology therapeutic candidates, we will need to raise substantial additional funds to develop and/or commercialize our therapeutic candidates and to develop, acquire or in-license any additional therapeutic candidates, as our current cash and short-term investments are not sufficient to complete the research and development of our therapeutic candidates in their current phase of development and any additional therapeutic candidates that we may acquire, in-license or develop in the future, and to fund our related expenses. Our long-term capital requirements are expected to depend on many potential factors, including, among others:

●	the costs of seeking out and acquiring or engaging in-licensing or similar transactions for other oncological candidates;

●	our ability to successfully complete the required CMC development for our oncology therapeutic candidates or any other therapeutic candidates that we may acquire, in-license, or develop in the future;

●	our ability to successfully out-license or commercialize our oncology therapeutic candidates, or any other therapeutic candidates that we may acquire, in-license, or develop in the future, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the progress, success, and cost of our preclinical and/or clinical trials and research and development programs;

●	the costs, timing and outcome of regulatory review and obtaining and maintaining regulatory approval of our oncology therapeutic candidates or any other therapeutic candidates that we may acquire, in-license, or develop in the future and addressing regulatory and other issues that may arise post-approval for such oncology therapeutic candidates;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims;

●	the costs of developing and maintaining our third parties’ cGMP manufacturing standards;

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated;

●	our ability to obtain recommendations and publish studies regarding the efficacy and/or safety of our oncology therapeutic candidates or any other therapeutic candidates that we may acquire or develop in the future that may be published by government agencies, professional organizations, academic or medical journals or other key opinion leaders; and

●	sufficient coverage and reimbursement by third-party payers for our therapeutic candidates.

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

Risks Related to Our Business, Operations and Regulatory Matters

Our clinical trials may fail to demonstrate adequately the safety and efficacy of our therapeutic candidates, which would prevent or delay regulatory approval and commercialization.

The clinical trials of our therapeutic candidates are, and the manufacturing and marketing of our products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our therapeutic candidates. Before obtaining regulatory approvals for the commercial sale of any of our therapeutic candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our therapeutic candidates are both safe and effective for use in each target indication. In particular, because some of our therapeutic candidates are subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for drug product approval will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, response rates from the use of our therapeutic candidates may not be sufficient to obtain regulatory approval unless we can also show an adequate duration of response. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our therapeutic candidates may not be predictive of the results of later-stage clinical trials. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another. We expect that there may be greater variability in results for products processed and administered on a patient-by-patient basis, as anticipated for our therapeutic candidates, than for “off-the-shelf” products, like many other drugs. There is typically an extremely high rate of attrition from the failure of therapeutic candidates proceeding through clinical trials. Therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Many companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most therapeutic candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

In addition, even if such trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our therapeutic candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our therapeutic candidates.

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

If unacceptable toxicities arise in the development of our drug candidates, the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our therapeutic candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment, or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Any of these occurrences may harm our business, financial condition and prospects significantly.

If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners, will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold any oncology drug product. Our oncology therapeutic candidates are each subject to extensive governmental laws, regulations and guidelines relating to development, preclinical and clinical trials, manufacturing, and commercialization of drugs. We may not be able to obtain regulatory approval for any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory approvals will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We also are, and will be, subject to numerous regulatory requirements from both the FDA and foreign state agencies that govern the conduct of preclinical and clinical trials, manufacturing and marketing authorization, pricing, and third-party reimbursement. Moreover, approval by one regulatory authority does not ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing requirements for our therapeutic candidates than other jurisdictions. Additionally, the FDA or other foreign regulatory bodies may change their approval policies or adopt new laws, regulations or guidelines in a manner that delays or impairs our ability to obtain the necessary regulatory approvals to commercialize our therapeutic candidates.

Pre-clinical studies, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates without developing CMC satisfactory to regulatory authorities, completing preclinical and clinical studies, and then seeking to obtain regulatory approval, if such trials show that our therapeutic candidates are safe and effective.

We have limited experience in conducting and managing CMC, preclinical studies and clinical trials that are required to commence commercial sales of our therapeutic candidates. Developing and implementing CMC, and planning and conducting preclinical studies and clinical trials are expensive, complex, can take many years to complete and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned CMC, preclinical studies and/or clinical trials that will cause delays, including suspension of preclinical studies and/or clinical trials, delays in recruiting patients into the clinical trials, or delay of data analysis or release of the final report in our preclinical studies or clinical studies. Implementation of CMC and the preclinical studies and clinical trials of our therapeutic candidates may take significantly longer to complete than is estimated. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, CMC, the preclinical studies and/or clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates.

In connection with CMC and the preclinical studies and clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks, including but not limited to:

●	delays in manufacturing the drug substance and drug product for preclinical studies and clinical trials;

●	delays in manufacturing the drug substance and drug product following NDA or BLA approval, if we receive such approval at all;

●	delays in securing clinical investigators or trial sites for clinical trials that must be completed for us to obtain any approval that we seek;

●	delays in receiving import or other government approvals to ensure appropriate drug supply, and shortages of combination drugs used in our clinical studies.

●	delays in obtaining institutional review board (human ethics committee) and other regulatory approvals to commence a clinical trial;

●	negative or inconclusive results from preclinical and/or clinical trials;

●	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies and may not approve initiation of certain clinical trials;

●	the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates;

●	an inability to monitor patients adequately during or after treatment;

●	problems with investigator or patient compliance with the trial protocols;

●	a therapeutic candidate may not prove safe or efficacious;

●	there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;

●	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

●	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;

●	the results will leave only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

●	our drug candidates may not be reimbursed under different healthcare programs such as Medicare, Medicaid or private health insurance programs;

●	changes to the current regulatory requirements related to clinical trials which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory approvals; and

●	the availability of other drugs that provide alternative and/or superior treatments to our drugs and drug candidates.

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

Our drug development programs, mainly the potential commercialization of our oncology therapeutic candidates, or any other therapeutic candidates that we may develop or acquire in the future, will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of our therapeutic candidates, in some or all jurisdictions. We may not be successful in collaborations with such third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into or maintain development or commercialization agreements with respect to the development, marketing and commercialization of our therapeutic candidates in foreign jurisdictions where we do not have approval for commercialization, or any other therapeutic candidates that we may develop or acquire in the future, or failure to develop or acquire, market and commercialize such therapeutic candidates, will have an adverse effect on our business, financial condition and results of operation.

Any collaborative arrangements that we establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development, manufacturing and commercialization of our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future, outside our control, and may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

Our collaborative arrangements require us to rely on external consultants, advisors, experts and service providers for assistance in several key functions, including preclinical and clinical development, manufacturing, regulatory, market research, and intellectual property. We do not control these third parties, but we rely on them to achieve results, which may be significant to us. Our collaborative arrangements may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. Additionally, we are responsible for any quality or regulatory issue that a collaborator may have that affects one or more of our therapeutic candidates. Relying upon collaborative arrangements to develop and/or commercialize our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future subjects us to a number of risks, including:

●	we may not be able to control the amount and timing of resources that our collaborators may devote to our drug product or therapeutic candidates;

●	we may be held liable should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us;

●	our collaborators may experience financial difficulties or changes in business focus;

●	our collaborators may experience quality or regulatory issues that negatively affect our therapeutic candidates;

●	our collaborators may fail to secure adequate commercial supplies in a timely manner for our drug products upon marketing approval, if at all;

●	we may suffer losses due to our collaborators’ failure to perform their duties and we may not be able to be reimbursed by our collaborators for such losses;

●	our collaborators may have a shortage of qualified personnel;

●	we may be required to relinquish important rights, such as local trademark, marketing and distribution rights;

●	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

●	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and

●	collaborative arrangements are often terminated or allowed to expire, which could delay and increase the cost of development of our therapeutic candidates.

If any of these or other scenarios materialize, they could have an adverse effect on our business, financial condition or results of operations.

Our current business model is based largely upon the development or acquisition and commercialization of new combination products and new drug candidates that may have not yet been administered to humans or have limited history of treatment with humans. Unexpected difficulties or delays in successfully developing, acquiring or commercializing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations.

Our current drug candidates have limited safety and efficacy data for treatment in humans. The previous owners of CM24 conducted the first human clinical trials for this therapeutic candidate, which were initiated in 2015, and discontinued in 2017. In March 2021, we initiated a Phase 1b/2 clinical trial evaluating CM24, in advanced cancer patients, with expansion cohorts in subjects with non-small cell lung cancer (NSCLC) and pancreatic cancer. In the second half of 2020 we commenced a first in human phase 1/2 study of NT219, as a single agent in patients with recurrent and/or metastatic advanced solid tumors, followed by a dose escalation phase of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck or colorectal adenocarcinoma, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. However, we cannot be certain whether NT219 or CM24 will be safe and efficacious when used in either monotherapy settings or in combination with other known cancer treatments.

In addition, we cannot be certain that the FDA or any foreign regulatory body will consider our oncology therapeutic candidates, whether alone or combined with other cancer treatments, or any other therapeutic candidate that we may develop or acquire in the future to be superior to the then current gold standard of care. Any delays in perfecting the combination, the production of the combination, or in market acceptance of the combination or new drug candidates could have an adverse effect on our business, financial condition and results of operations.

In addition, as part of our strategy for growth, we may consider the acquisition of therapeutic candidates at various stages of development and in a variety of therapeutic areas, and we may consider the acquisition or marketing rights of approved drug products as well. However, we may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully into our business. In this regard, acquisitions involve numerous risks, including difficulties in the integration of the acquired therapeutic candidates and/or drug product and the diversion of management’s attention from other business concerns. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

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

We do not have the ability independently to conduct CMC, research and development, preclinical studies or clinical trials for our product candidates, and to a large degree we rely on third parties, such as contract manufacturing organizations, contract research organizations, medical institutions, contract laboratories, current and potential development or commercialization partners, clinical investigators and independent study monitors, to perform these functions. Our reliance on these third parties for development activities reduces our control over these activities.

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

To date, we believe our contract manufacturing organizations, contract research organizations and other third-party entities that support our manufacturing, research and development, preclinical or clinical practices with which we are working have generally performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not meet our deadlines or we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, finding replacements may result in a delay of clinical trials and/or commercialization of products and additional costs. Accordingly, we may be delayed in obtaining regulatory approvals for our oncology therapeutic candidate or any therapeutic candidate that we may develop or acquire in the future, and we may be delayed in our efforts to successfully commercialize such therapeutic candidates for targeted diseases or fail to maintain marketing authorization to our drug products.

In addition, we rely substantially on third-party data managers for CMC and the preclinical study and clinical trial data that we present to regulatory authorities in order to obtain marketing authorizations. Although we attempt to audit and control the quality of third-party data, we cannot guarantee the authenticity or accuracy of such data, nor can we be certain that such data has not been fraudulently generated. There is no assurance that these third parties will pass FDA or regulatory audits, which could delay or prevent regulatory approval or cause revocation of already approved marketing authorization.

If third parties do not manufacture our current therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future in sufficient quantities in the required timeframe, at the required quality standards and at an acceptable cost, clinical development and commercialization of our therapeutic candidates could be delayed.

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

We may not be able to maintain our existing or future third-party manufacturing arrangements on acceptable terms, if at all. If for some reason our existing or future manufacturers do not perform as agreed or expected, or our existing or future manufacturers otherwise terminate their arrangements with us, we may be required to replace them. Although we are not entirely dependent upon our existing manufacturing agreements since we could replace them with other third-party manufacturers, we may incur added costs and delays in identifying, engaging, qualifying and training any such replacements, and in receiving regulatory approval for such replacements.

We rely on third-party contract vendors to manufacture and supply us with APIs to be compliant with the International Conference of Harmonization Q7 guidance and applicable laws and regulations, in the quantities we require on a timely basis.

We currently do not manufacture any API ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs that are used to formulate our oncology therapeutic candidates. While there are many potential API manufacturers and suppliers in the market, if these manufacturers or suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, or the current or future demand of the public, if any, we could experience delays in manufacturing of our drug product or in conducting clinical trials for NT219, CM24 or any other therapeutic candidate that we may develop or acquire in the future, and incur additional costs.

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

If we are not able to find stable, reliable manufacturers or suppliers of our APIs, we may not be able to produce enough supplies of our oncology therapeutic candidates to meet our needs for further development and/or to conduct clinical trials, which could affect our business, financial condition and results of operation.

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

We and our third-party contract manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the FDA and other foreign regulatory authorities setting forth cGMPs. These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our oncology therapeutic candidates when we initiate their clinical trials. We and our manufacturers may not be able to comply with applicable laws, regulations and guidelines. We and our manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the U.S. Our failure, or the failure of our third-party manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates and materially and adversely affect our business, financial condition and results of operations.

Our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future, if approved, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose the FDA and/or other regulatory agencies’ approval(s) we will obtain (if any), and our business would be seriously harmed.

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

In addition, the manufacturer and the facilities that we or our commercialization partners use or may use to manufacture drug products in the future will be subject to periodic and unannounced review and inspection by the FDA and other foreign regulatory authorities. Later discovery of previously unknown problems with a drug product or a therapeutic candidate, the manufacturer or manufacturing process, or failure to comply with our post-approval requirements, rules and regulatory requirements, may result in actions such as:

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

The FDA or foreign regulatory authorities’ policies may change, or additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our oncology therapeutic candidates. If we, or our current or potential commercialization partners, suppliers, third-party contractors or clinical investigators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or the adoption of new regulatory requirements or policies, we or our potential commercialization partners may lose marketing approval for our oncology therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future, that obtain regulatory approval, resulting in decreased or lost revenue from milestones, product sales or royalties and could also result in other civil or criminal sanctions, including fines and penalties.

Regulatory approval of our oncology therapeutic candidates (if any) will be limited by the FDA and similar foreign authorities to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the promotion of such product candidates for off-label uses, or in a manner that otherwise violates applicable FDA regulations, could adversely affect our business.

Any regulatory approval of therapeutic candidates is limited to those specific diseases and indications for which such therapeutic candidates have been deemed safe and effective by the FDA or similar foreign authorities. Marketing or commercializing of therapeutic candidates to treating a new symptom or indication, that was not approved by the FDA or similar foreign authorities would be considered promotion of off-label, or unapproved use, and would require us to file a supplemental new drug application and obtain regulatory approval. We will rely on physicians to prescribe and administer our therapeutic candidates (if approved for marketing by the FDA or similar foreign authorities) or as the product labeling directs and for the indications described on the labeling. To the extent any physicians prescribe such product to patients for off-label uses, or the use of such products depart from the approved use, this may increase the risk of injury or other adverse events to the patients and the risk of filing product liability claims against us. Product liability claims are expensive to defend regardless of merit and could result in substantial damage awards against us or harm our reputation. Furthermore, any off-label use may not effectively treat the conditions associated with such use, which could harm our reputation in the marketplace among physicians and patients, adversely affecting our operations.

While physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote our therapeutic candidates (if approved for marketing by the FDA or similar foreign authorities) is limited to those indications that are specifically approved by the FDA or other regulatory authorities. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If the promotional activities related to our therapeutic candidates fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, the FDA or other regulatory authorities. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can lead to other negative consequences that could adversely affect our operations, such as the suspension or withdrawal of our therapeutic candidates from the market, enforcement letters, and corrective actions. Other regulatory authorities may impose separately penalties including, but not limited to, fines, disgorgement of money, operating restrictions, or criminal prosecution.

The FDA requires that our and our future distribution partners’ sales and marketing efforts, as well as promotions, comply with various laws and regulations. Prescription drug promotions must be consistent with and not contrary to labeling, present “fair balance” between risks and benefits, be truthful and not false or misleading, be adequately substantiated (when required), and include adequate directions for use. In addition to the requirements applicable to approved drug products, we may also be subject to enforcement action in connection with any promotion of an investigational new drug. A sponsor or investigator, or any person acting on behalf of a sponsor or investigator, may not represent in a promotional context that an investigational new drug is safe or effective for the purposes for which it is under investigation or otherwise promote the drug candidate.

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

CM24 and NT219 may encounter substantial delays in their respective clinical trials, or we may not be able to conduct their trials on the timelines we expect, or we may not be able to complete them at all.

Clinical testing is expensive, time-consuming, and subject to uncertainty. We cannot guarantee that any of CM24, NT219 and/or future drug candidates’ clinical studies will be initiated or conducted as planned, or completed on schedule, if at all. We intend to continue and expend clinical testing of CM24 and NT219, but issues may yet arise that could delay or prevent future clinical trials. A failure of one or more clinical studies can occur at any stage of testing, and CM24’s or NT219’s future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on study design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

●	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical study site;

●	the departure of a principal investigator from a clinical site, which could cause delays in conducting the clinical trial at a particular clinical site;

●	the shortage of staff in the clinical sites;

●	imposition of a temporary or permanent clinical hold by regulatory agencies;

●	delays in recruiting suitable patients to participate in clinical studies for NT219, CM24 or future drug candidates;

●	failure by us or our CROs, or third parties, to adhere to clinical study requirements;

●	failure to perform in accordance with the FDA’s cGCPs, requirements, or applicable regulatory guidelines in other countries;

●	patients dropping out of a study;

●	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

●	the cost of clinical studies of CM24 and NT219 being greater than we anticipate;

●	clinical studies of CM24, NT219 and/or future drug candidates producing negative or inconclusive results, which may result in us deciding, or regulators requiring, conduct of additional clinical studies or abandon product development programs; and

●	delays in manufacturing, testing, release, validating, or import/export of sufficient stable quantities of CM24, NT219,and/or future drug candidates or approved drugs for use in clinical studies or the inability to do any of the foregoing, including any quality issues associated with contract manufacturers.

In addition, the COVID-19 pandemic has affected the conduct of clinical trials of investigational therapeutic candidates by causing, among other things, slowdowns in site activities, difficulties or slowdown in patient enrollment, travel limitations, and other limitations for site personnel or trial subjects who became infected with COVID-19, all of which has led to difficulties in performing studies, such as recruiting patients and timely performance of the study activities. This may lead to difficulties in meeting protocol-specified procedures, including administering or using the therapeutic candidate or adhering to protocol-mandated visits and laboratory/diagnostic testing, unavoidable protocol deviations due to COVID-19 illness and/or COVID-19 control measures, which will likely vary depending on many factors, including the nature of disease under study, the trial design, and in what region(s) the study is being conducted.

We also may conduct clinical research in collaboration with other biotechnology and biologics entities in which we combine CM24 and/or NT219 with the technologies of such collaborators. Such collaborations may be subject to additional delays because of the management of the trials or the necessity of obtaining additional approvals for therapeutics used in the combination trials, or a shortage in the availability of such collaborators’ drug products. These combination therapies will require additional testing and clinical trials, will require additional FDA regulatory approval, and will increase our future expenses.

In addition, if we make manufacturing or formulation changes to CM24 and/or NT219, we may be required, or may elect, to conduct additional studies to bridge the modified therapeutic candidates to earlier versions. Clinical study delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to commercialize these therapeutic candidates successfully and may harm our business and the results of our operations.

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

We may depend on a partner to conduct clinical trials with CM24, and we may enter into future collaboration agreements with collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and to market and sell our therapeutic candidates. If such collaboration fails to perform as expected, our clinical trials and/or development plans will be delayed, and we will be required to seek other partners, which we may not be able to engage in a timely manner, if at all, and which may delay our development plans and therefore the potential for us to generate future revenue from our therapeutic candidates would be significantly reduced and our business would be significantly harmed.

We have entered into a clinical collaboration agreement (as amended) with Bristol Myers Squibb Company (NYSE:BMY) for a phase 1/2 study of CM24 in combination with a PD-1 antibody nivolumab (Opdivo™), and an expansion study to also evaluate CM24 and nivolumab, together with nab-paclitaxel (ABRAXANE®), in patients with pancreatic cancer. We initiated the phase 1b/2 portion of the phase 1/2 study in March 2021 and expect to initiate the expansion study in H1 2022. We may rely and may in the future continue to rely on our collaboration partners to develop, supply and conduct clinical trials of, and commercialize our therapeutic candidates and approved products. We may also enter into collaboration agreements with other parties in the future relating to such therapeutic candidates. Ultimately, if such therapeutic candidates are advanced through clinical trials, certain of the collaboration partners may have certain rights in connection with the commercialization of the therapeutic candidate, such as rights of first offer to be responsible for commercialization of these therapeutic candidates. If these collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if the agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our therapeutic candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such therapeutic candidates and seek replacement collaboration and/or development partners. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to generate future revenue from such therapeutic candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

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

The manufacture of our drug candidates is complex, and we may encounter difficulties in production, particularly with respect to process development or scaling-up of our manufacturing capabilities. If we, or any of our third-party manufacturers encounter such difficulties, our ability to supply drugs for clinical trials or our products (if approved) for patients on a timely basis could be materially delayed or adversely affected. In addition, this may cause an increase in costs that could result in our inability to maintain a commercially viable cost structure.

NT219 is a small molecule chemical compound and CM24 is a biologic, and the process of manufacturing each is complex, highly regulated and subject to multiple risks. As a result of the complexities, the cost to manufacture biologics such as CM24 is generally higher than traditional chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Even minor deviations from normal manufacturing processes for each of NT219 and CM24 could result in reduced production yields, product defects, and other supply disruptions.

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

There is no assurance that the approaches offered by CM24 and NT219 will gain broad acceptance among physicians or patients, or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed therapeutic candidates. Since CM24 and NT219 each represents a new approaches to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these therapeutic candidates. Accordingly, we may spend large amounts of money trying to obtain approval for therapeutic candidates that have an uncertain commercial market. The market for any products that we may successfully develop utilizing CM24 or NT219 will also depend on the cost of the product. We do not yet have sufficient information to reliably estimate what it will cost to commercially manufacture CM24 and NT219, and the actual cost to manufacture these products could materially and adversely affect the commercial viability of these products. Our goal is to reduce the cost of manufacturing CM24 and NT219. However, unless we reduce those costs to an acceptable amount, we may never be able to develop a commercially viable product. If we do not successfully develop and commercialize CM24 and NT219 based upon this approach or find suitable and economical sources for materials used in the production of these therapeutic candidates, the CM24 and NT219 therapeutic candidates will not become profitable.

The CM24 and NT219 therapeutic candidates may be provided to patients in combination with other agents provided by third parties. The cost of such combination therapy may increase the overall cost of CM24 and NT219 based therapies and may result in issues regarding the allocation of reimbursements between our therapeutic candidates and the other agents, all of which may adversely affect the ability to obtain reimbursement coverage for the combination therapy from third-party medical insurers.

If we fail to comply with any obligations under our license agreements, or disputes arise with respect to those agreements, it could have a negative impact on our business and our intellectual property rights.

We are a party to a license agreement with each of Yissum Research and Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”), the technology transfer company of the Hebrew University of Jerusalem, and Tel Hashomer – Medical Research Infrastructure and Services Ltd. (“THM”) that impose, and we may enter into additional licensing arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Our rights to use the licensed intellectual property are subject to the continuation of and our compliance with the terms of these agreements. Disputes may arise regarding our rights to intellectual property licensed to us from a third-party, including but not limited to:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	the sublicensing of patent and other rights;

●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	the ownership of inventions and know-how resulting from the creation or use of intellectual property by us, alone or with our licensors and collaborators;

●	the scope and duration of our payment obligations;

●	our rights upon termination of such agreement; and

●	the scope and duration of exclusivity obligations of each party to the agreement.

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

In addition, we may have disputes over intellectual property rights related to our drug candidates developed under a service agreement with third parties. Such third parties may claim rights to certain know-how or intellectual property that may require us to enter into license agreements with such parties and pay royalties for such rights or to engage in legal proceedings with these parties.

Our shareholders may not realize a benefit from our acquisitions of therapeutic candidates commensurate with the ownership dilution they experienced in connection with the transactions.

If we are unable to realize the strategic and financial benefits anticipated from an acquisition (through the acquisition of a company or a company’s assets), or in-licensing of therapeutic candidates, our shareholders may have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Due to the substantial number of the ADSs (including ADSs issuable upon exercise of the warrants to purchase ADSs) which were issued to shareholders in the acquisitions and the private placements we completed and may complete in the future in order to acquire our therapeutic candidates, the ownership stake and relative voting power of each ordinary share held by our previous shareholders was and may in the future be significantly reduced. Significant management attention and resources will be required to integrate and operate any acquired company or new product. Delays in this process could adversely affect our business, financial results, financial condition and price of our ordinary shares and/or ADSs following any acquisition or in-licensing agreement. Even if we are able to integrate the acquired business operations successfully, there can be no assurance that its integration will result in the realization of the full benefits of synergies, innovation, and operational efficiencies that may be possible from such integration and that the benefits will be achieved within a reasonable period of time.

If we cannot meet our obligations under our in-license agreement with Yissum and/or THM, or if other events occur that are not within our control, we could lose our rights to our therapeutic candidates, experience delays in developing or commercializing our therapeutic candidates or incur additional costs, which could have a material adverse effect on our business, financial condition and results of operations.

We license rights to our therapeutic candidates from Yissum and THM pursuant to certain license agreements. If we do not meet our obligations under these license agreements, or if other events occur that are not within our control, we could lose the rights to our therapeutic candidates, experience delays in developing or commercializing our therapeutic candidates or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

We depend on our ability to identify and acquire or in-license therapeutic candidates to achieve commercial success.

We own the rights to our NT219 therapeutic candidate which we acquired in 2017, and our CM24 therapeutic candidate which we acquired in 2020, each of which was acquired by us from a third-party. We evaluate internally and with external consultants each potential therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently select therapeutic candidates that have the highest likelihood to achieve commercial success.

The ongoing COVID-19 pandemic may adversely affect our revenues, results of operations and financial condition.

The COVID-19 pandemic has resulted in government-imposed quarantines, travel restrictions and other public health safety measures worldwide, including Israel. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of COVID-19 have had an adverse effect on the global markets and global economy, including on the availability and pricing of resources, materials, manufacturing and delivery efforts and other aspects of the global economy. The Israeli Ministry of Health has implemented, and may implement in the future, various outbound travel restrictions, inbound quarantine requirements for passengers arriving from certain countries and/or events in other countries, including not allowing certain foreign nationals to disembark in Israel, as well as ordering curtailment of public gatherings, trade and other activities within Israel.

The impact of the COVID-19 pandemic on the conduct of clinical trials of our therapeutic candidates, and the challenges that have arisen, for example, from quarantines, travel limitations, and other considerations from site personnel or trial subjects becoming infected with COVID-19, have led to continued slowdown of clinical trials (and slowed patient enrollment in the trials that we have conducted) and development activities. The impact of the pandemic may also lead to difficulties in meeting protocol-specified procedures, including administering or using the therapeutic candidate or adhering to protocol-mandated visits and laboratory/diagnostic testing, unavoidable protocol deviations due to COVID-19 illness and/or COVID-19 control measures, which will likely vary depending on many factors, including the nature of disease under study, the trial design, and in what region(s) the study is being conducted.

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

The COVID-19 pandemic has adversely affected the ability of our US distributor to market and sell Consensi in the USA, which resulted in the recent discontinuation of the marketing and manufacturing of the drug.

While the COVID-19 pandemic has not materially affected our operations to date other than as mentioned above, the extent to which the COVID-19 pandemic shall impact our operations will depend on future developments. In particular, the continued spread of COVID-19 globally could materially adversely impact our operations and workforce, including our manufacturing activities, clinical trials and product sales (if any), as well as our ability to continue to raise capital.

In addition, an enduring COVID-19 outbreak that results in a prolonged period of travel, commercial and other similar restrictions to or from Israel could materially disrupt our business and operations, slow down the overall economy, and make it hard to adequately staff our operations.

Our business could suffer if we are unable to attract and retain key employees.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned CMC, research and development, preclinical studies and/or clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan. We do not maintain key-man life insurance for any of our personnel. Although we have entered into employment or consultancy agreements with every member of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, managerial and finance personnel. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to expand our marketing and sales capabilities. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. Compensation packages for our senior officers are subject to approval of our compensation committee and board of directors and, in certain instances, our shareholders as well. We may not be able to achieve the required corporate approvals for proposed compensation packages, further making it difficult for us to compete successfully with other companies to attract and retain key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could prevent our business from successfully growing.

We are an international business, and we are exposed to various global and local risks that could have an adverse effect on our business.

We operate our business in multiple international jurisdictions. Such operations could be affected by changes in foreign exchange rates, capital and exchange controls, travel restrictions, public health restrictions, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, export and import of pharmaceutical products, pricing, and marketing of, reimbursement for and access to, our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect our business.

Our subsidiary, TyrNovo, has received Israeli governmental grants to assist in the funding of its research and development activities.

TyrNovo’s technologies, including NT219, were developed, in part, with grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) in the aggregate amount of approximately NIS 5.5 million (or approximately $1.77 million). The requirements and restrictions for such grants are set forth in the Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry, 5744-1984), or the Innovation Law, the IIA’s rules and guidelines and the terms of these grants.

In general, the recipients of grants are obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed as a result of a research and development program funded, in whole or in part, by the IIA, at rates which are determined under the IIA’s rules and guidelines (generally of 3% to 6% on sales of products or services developed under the approved programs, which rates may be increased under certain circumstances) up to the aggregate amount of the total grants received by the IIA (which may be increased under certain circumstances, as described below), plus annual interest (as determined in the IIA’s rules and guidelines). As of December 31, 2021, Tyronvo had not paid any royalties to the IIA and had a contingent obligation to the IIA, excluding interest, in the amount of approximately NIS 5.5 million ($1.77 million). Following the full payment of such royalties and interest, there is generally no further liability for royalty payments; however, other restrictions under the Innovation Law continue to apply, as described below.

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

The research and development efforts underlying TyrNovo’s technology, including NT219, have been financed, in part, through the grants received from the IIA. TyrNovo, therefore, must comply with the requirements of the Innovation Law and the IIA’s rules and guidelines. Under the IIA’s rules and guidelines, TyrNovo is generally prohibited from manufacturing products developed using the IIA funding outside of the State of Israel without the prior approval of the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice) and subject to payment of increased royalties (up to 300% of the grant amount plus accrued interest, depending on the manufacturing volume that is performed outside of Israel). TyrNovo may not receive the required approvals for any proposed transfer of manufacturing activities, and this restriction may impair TyrNovo’s ability to outsource manufacturing rights abroad. Additionally, under the IIA’s rules and guidelines, TyrNovo is prohibited from transferring the IIA-funded know-how and related intellectual property rights outside of the State of Israel, except under limited circumstances and only with the prior approval of the IIA. TyrNovo may not receive the required approvals for any proposed transfer, and even if received, TyrNovo may be required to pay the IIA a redemption fee of up to 600% of the grant amounts plus accrued interest. Approval of the transfer of know-how to an Israeli company is required, and may be granted if the recipient assumes all of our responsibilities towards the IIA including the restrictions on the transfer of know-how and the manufacturing rights outside of Israel and the obligation to pay royalties, and, although such transfer will not be subject to the payment of a redemption fee, there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation. No assurance can be given that approval to any such transfer, if requested, will be granted.

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

Risks Related to Our Industry

Even if our oncology therapeutic candidates or any other therapeutic candidate that we develop or in-license in the future receive regulatory approval, they may not become or remain commercially viable products.

In the event that our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future are approved for commercialization by the FDA or a foreign authority, they may not be commercially viable products. For example, if we or our potential commercialization partners receive regulatory approval to market a therapeutic candidate, approval may be subject to limitations on the indicated uses or subject to labeling or marketing restrictions which could materially and adversely affect the marketability and profitability of the therapeutic candidate. In addition, a new therapeutic candidate may appear promising at an early stage of development or after preclinical studies and/or clinical trials but never reach the market, or it may reach the market but not result in sufficient product sales, if any. A therapeutic candidate may not result in commercial success for various reasons, including:

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

If we are unable, either on our own or through third parties, to manufacture, commercialize and market our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future when planned, or develop or acquire commercially viable therapeutic candidates, we may not achieve any market acceptance or generate revenue.

The markets for our oncology therapeutic candidates are rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

The pharmaceutical and biotechnology industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications treated by our oncology therapeutic candidates. There are various other companies that currently market or are in the process of developing products that address all of the indications or diseases treated by our therapeutic candidates, some of them are in a more progressed stage of development than us and may reach the market before we do.

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed by others may render our oncology therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different platform or means of treating the same indications as NT219, CM24 or other therapeutic candidates that we may develop or in-license in the future. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others, is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

The potential widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our formulations or therapeutic candidates, even if commercialized. Many of our targeted diseases and conditions can also be treated by other medications or drug delivery technologies. These treatments may be widely accepted in medical communities and have a longer history of use. The established use of these competitive drugs may limit the potential for our oncology therapeutic candidates to receive widespread acceptance.

If third-party payers do not adequately reimburse customers for our oncology therapeutic candidates, if approved, or any of other therapeutic candidates that may be approved for marketing in the future, they might not be purchased or used, and our revenues and profits will not develop or increase.

Our revenues and profits will depend heavily upon the availability of adequate coverage and reimbursement for the use of our oncology therapeutic candidates, if approved, or any of other therapeutic candidates that may be approved for marketing in the future, if at all, from governmental and/or other third-party payers, both in the U.S. and in foreign markets. There may be significant delays in obtaining coverage for newly approved therapeutic candidates. Moreover, eligibility for coverage does not necessarily signify that an approved product will be reimbursed in all cases or at a sufficient rate, including one that covers our costs, such as research, development, manufacture, sale, and distribution costs. Accordingly, even if we succeed in bringing one or more of our therapeutic candidates to the market, they may not be considered cost-effective, and the amount reimbursed may be insufficient to allow us to sell our approved products on a competitive basis. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that the use of an approved product is, among others:

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

In the U.S., there have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services which may affect payments for our oncology therapeutic candidates, if approved. We believe that legislation that reduces reimbursement for our oncology therapeutic candidates, if approved, could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our oncology therapeutic candidates, if approved. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our oncology therapeutic candidates, if approved. At this stage, we are unable to estimate the extent of the direct or indirect impact of any such federal and state proposals.

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

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) (the “ACA”) and on March 30, 2010, he signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients, and other healthcare policy reforms. Through the law-making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made to extend medical benefits to certain Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs, and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation was one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions were designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our current commercial products, products we may commercialize or promote in the future, and our therapeutic candidates, being chosen less frequently or the pricing being substantially lowered. At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

These structural changes could entail further modifications to the existing system of private payors and government programs (such as Medicare, Medicaid, and the State Children’s Health Insurance Program), creation of government-sponsored healthcare insurance sources, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the U.S. could impact the reimbursement for prescribed drugs and pharmaceuticals, including our current commercial products, those we and our development or commercialization partners are currently developing or those that we may commercialize or promote in the future. If reimbursement for the products we currently commercialize or promote, any product we may commercialize or promote, or approved therapeutic candidates is substantially reduced or otherwise adversely affected in the future, or rebate obligations associated with them are substantially increased, it could have a material adverse effect on our reputation, business, financial condition or results of operations.

Extending medical benefits to those who currently lack coverage will likely result in substantial costs to the U.S. federal government, which may force significant additional changes to the healthcare system in the U.S. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced further by decreasing the level of reimbursement for medical services or products (including our current commercial products, our development or commercialization partners or any product we may commercialize or promote, or those therapeutic candidates currently being developed by us), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for our current commercial products, any product we may commercialize or promote, or any therapeutic candidate, or for which we receive marketing approval in the future, could have a material adverse effect on our reputation, business, financial condition or results of operations.

Several states and private entities initially mounted legal challenges to the Healthcare Reform Law, in particular, the ACA, and they continue to litigate various aspects of the legislation. On July 26, 2012, the U.S. Supreme Court generally upheld the provisions of the ACA at issue as constitutional. However, the U.S. Supreme Court held that the legislation improperly required the states to expand their Medicaid programs to cover more individuals. As a result, states have a choice as to whether they will expand the number of individuals covered by their respective state Medicaid programs. Some states have not expanded their Medicaid programs and have chosen to develop other cost-saving and coverage measures to provide care to currently uninsured individuals. Many of these efforts to date have included the institution of Medicaid-managed care programs. The manner in which these cost-saving and coverage measures are implemented could have a material adverse effect on our reputation, business, financial condition or results of operations.

Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux. Legislative initiatives to modify, limit, replace, or repeal the ACA and judicial challenges have continued. We cannot predict the impact on our business of future legislative and legal challenges to the ACA or other aspects of the Healthcare Reform Law or other changes to the current laws and regulations. The financial impact of U.S. healthcare reform legislation over the next few years will depend on a number of factors, including the policies reflected in implementing regulations and guidance and changes in sales volumes for therapeutics affected by the legislation. From time to time, legislation is drafted, introduced and passed in the U.S. Congress that could significantly change the statutory provisions governing coverage, reimbursement, and marketing of pharmaceutical products. In addition, third-party payor coverage and reimbursement policies are often revised or interpreted in ways that may significantly affect our business and our products.

During his time in office, former President Trump supported the repeal of all or portions of the ACA. President Trump also issued an executive order in which he stated that it is his administration’s policy to seek the prompt repeal of the ACA and in which he directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the ACA to the maximum extent permitted by law. Congress has enacted legislation that repeals certain portions of the ACA, including but not limited to the Tax Cuts and Jobs Act, passed in December 2017, which included a provision that eliminates the penalty under the ACA’s individual mandate, effective January 1, 2019, as well as the Bipartisan Budget Act of 2018, passed in February 2018, which, among other things, repealed the Independent Payment Advisory Board (which was established by the ACA and was intended to reduce the rate of growth in Medicare spending).

Additionally, in December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the ACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the ACA. The Fifth Circuit’s decision on the individual mandate was appealed to the U.S. Supreme Court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the ACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the ACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business.

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, in November 2021, President Biden announced the “Prescription Drug Pricing Plan” as part of the Build Back Better Act (H.R. 5376) passed by the House of Representatives on November 19, 2021, which aims to lower prescription drug pricing by, among other things, allowing Medicare to negotiate prices for certain high-cost prescription drugs covered under Medicare Part D and Part B after the drugs have been on the market for a certain number of years and imposing tax penalties on drug manufacturers that refuse to negotiate pricing with Medicare or increase drug prices “faster than inflation.” If enacted, this bill could have a substantial impact on our business. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. Furthermore, we cannot predict what actions the Biden administration will implement in connection with the Health Reform Law. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we currently, or intend to, commercialize in the U.S. or that reduce medical procedure volumes could adversely affect our operations and/or future business plans.

We are subject to additional federal and state healthcare laws and regulations relating to our business, and our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

Healthcare providers, physicians, and third-party payers play a primary role in the recommendation and prescription of any therapeutic candidates for which we obtain marketing approval. Our current or future arrangements with healthcare providers, physicians, marketers or sales personnel, third-party payers, patients, and others in a position to refer, recommend, purchase, or use our products may expose us to broadly applicable U.S. federal and state fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any product candidates for which we obtain FDA approval. Additionally, we may be subject to scrutiny, enforcement, and/or liability under applicable fraud and abuse (and other applicable healthcare) laws in connection with our prior marketing activities for Consensi, as well as related relationships with healthcare providers and other relevant practices. The applicable healthcare laws to which we are or may be subject include, but are not limited to, the following:

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

The clinical trials that we conduct, conducted or may have to conduct, and the testing, manufacturing, marketing and commercial sale of our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future, involve and will involve an inherent risk that significant liability claims may be asserted against us. Should we decide to seek additional insurance against such risks before we initiate clinical trials or commence our product sales, there is a risk that such insurance will be unavailable to us, or if it can be obtained at such time, that it will be available only at an unaffordable cost. Even if we obtain insurance, it may prove inadequate to cover claims or litigation costs, especially in the case of wrongful death claims. Product liability claims or other claims related to our therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future, regardless of their outcome and merit, could require us to spend significant time and money in litigation or to pay significant settlement amounts or judgments. Any successful product liability or other claim may prevent us from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future. A product liability claim could also significantly harm our reputation and delay market acceptance of our therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future.

Our business involves risks related to handling regulated substances which could severely affect our ability to conduct research and development of our therapeutic candidates.

In connection with our current or potential development and commercialization partners’ research and clinical development activities, as well as the manufacture of materials and therapeutic candidates, we and our current or potential development and commercialization partners are subject to foreign, federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. We and our current or potential development and commercialization partners may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and clinical development, as well as the activities of our manufacturing and current or potential development and commercialization partners, both now and in the future, may involve the controlled use of hazardous materials, including but not limited to certain hazardous chemicals. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Unfavorable macroeconomic conditions and other adverse macroeconomic factors could adversely affect our business, financial condition, cash flow or results of operations.

Unfavorable macroeconomic conditions and other adverse macroeconomic factors have resulted, among other matters, in tightening in the debt and equity markets, and high levels of inflation. For example, tightening of the equity markets, makes it more difficult to raise capital at a reasonable valuation or at all. In addition, the U.S. Bureau of Labor Statistics has reported for the period from January 2021 to January 2022, the Consumer Price Index for All Urban Consumers rose 7.5 percent, which is the largest 12-month increase since the 12-month period ended February 1982. If the inflationary pressure continues for a prolonged period, it may continue to result in increased costs of labor, cost of clinical trials, and costs of manufacturing which could adversely affect our results of operations. Our results of operations could be adversely affected by general conditions in the global and local macroeconomic economy conditions affecting the financial markets. An economic downturn could result in a variety of risks to our business, including weakened demand for our therapeutic candidates and our inability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our partners and suppliers, possibly resulting in supply disruption, or cause future customers to delay making payments for our products. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Risks Related to Legal Proceedings and Intellectual Property

Legal proceedings, third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from or delay us in developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition.

The development, manufacture, use, offer for sale, sale or importation of our therapeutic candidates may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us, and it is impossible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other legal proceedings or litigation could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant cash resources and management attention and time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our therapeutic candidates in the event of an infringement action.

In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third-party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a therapeutic candidate or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement or other claims, we are unable to enter into licenses on acceptable terms.

On December 21, 2020, Bar Ilan University and BIRAD Research & Development Company Ltd. (the “University” and “BIRAD”, respectively) filed a statement of claim to the court against TyrNovo, one of its officers and others. In the claim, the petitioners allege that the University is the rightful owner of one of the patents owned by TyrNovo. The invention underlying the patent application is based on experiments performed under a services agreement by and between BIRAD and TyrNovo. The main remedy sought by the petitioners is a declaratory relief under which the University is declared the owner of such patent. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the probability of success or the scope of potential exposure, if any.

From time to time, we may also be involved in various lawsuits and legal proceedings other than intellectual property infringement actions, concerning such laws as corporate and securities laws, business laws, product liability laws, and environmental laws. For further information on such legal proceedings, please see “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings.”

The ongoing proceedings referred to above could result in significant legal defense costs and high punitive damage payments. Although we maintain directors’ and officers’ liability insurance (with an extension to cover the Company as well) and which is expected to cover much of our expected costs (legal and otherwise) in connection with the ongoing lawsuits and outstanding payments described above, after payment by us of the policy deductibles, the insurance companies may reject our claims for coverage under the policy or the coverage may not be adequate to cover future claims. Furthermore, we may be required to indemnify our underwriters and other contractual counterparts for their legal defense costs or any other damages in certain lawsuits, and such indemnification may not necessarily be covered under the policy.

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

Our success depends, in part, on our ability, and the ability of our potential development and commercialization partners to obtain patent protection for our therapeutic candidates, maintain the confidentiality of our trade secrets and know-how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.

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

We intend to seek regulatory approval to market our oncology therapeutic candidates in a number of foreign countries. Our oncology therapeutic candidates are not protected by patents in certain countries, which means that competitors may be free to sell products that incorporate the same technology that is used in our products in those countries. In addition, the laws and practices in some foreign countries may not protect intellectual property rights to the same extent as in the United States. We or our licensors may not be able to effectively obtain, maintain or enforce rights with respect to the intellectual property relating to our oncology product candidates in those countries. In that regard, we believe that although China is one of the largest potential markets for some of our products under development, some of our product candidates are less protected by patents in China than in the U.S., and it may be difficult to enforce intellectual property rights in China. Our lack of patent protection in one or more countries, or the inability to obtain, maintain or enforce intellectual property rights in one or more countries, could adversely affect our ability to commercialize our products in those countries and could otherwise have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patents, we generally try to protect our trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our current or potential development and commercialization partners, employees, contractors and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of all, or certain, rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor. In addition, monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our know-how, particularly in China and other countries in which the laws may not protect our proprietary rights as fully as the laws of the United States. Accordingly, other parties, including competitors, may improperly duplicate our products using our proprietary technologies. Pursuing legal remedies against persons infringing our patents or otherwise improperly using our proprietary information is a costly and time-consuming process that would divert management’s attention and other resources from the conduct of our normal business.

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable, and a court may determine that the right belongs to a third-party.

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

We are incorporated in Israel. Most of our executive officers and directors reside outside of the U.S., and all of our assets and most of the assets of our executive officers and directors are located outside of the U.S. Therefore, a judgment obtained against us or such executive officers and our directors in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S. In addition, it may be difficult for you to affect service of process on these persons in the U.S. or to assert U.S. securities law claims in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our non-U.S. officers and directors on the grounds that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above.

Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors by either a U.S. or foreign court. Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

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

We have issued letters of indemnification to our directors and officers, pursuant to which we have agreed to indemnify them in advance for any liability or expense imposed on or incurred by them in connection with acts they perform in their capacity as a director or officer, to the fullest extent permitted by applicable law, to the extent that these liabilities are not covered by insurance. The total amount of the indemnity will not exceed 25% of our then consolidated shareholders’ equity, per our most recent audited or reviewed consolidated financial statements.

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

As a result of the class action motions and lawsuits or other claims which may be filed against our directors and officers, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to shareholders who may choose to bring a claim against our company. See the risk factor titled “Legal proceedings, or third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from or delay us in developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition” under the risk factor section titled “Risks Related to Legal Proceedings and Intellectual Property”.

These provisions and resultant costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their duties and may similarly discourage the filing of derivative litigation by our shareholders against the directors and officers even though such actions, if successful, might otherwise benefit our shareholders.

We conduct our operations in Israel and therefore our results may be adversely affected by political, economic and military instability in Israel and its region as well as COVID-19 protocols in Israel

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and most of our officers, employees, consultants and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. These conflicts have often involved missile strikes against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. The tension between Israel and Iran or extremist groups in the region, such as Hamas in the Gaza Strip and Hezbollah in Lebanon, may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular.

Any hostilities involving Israel, or pandemics impacting Israel and its economy (such as the COVID-19 pandemic), related travel restrictions or quarantine, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. Parties with whom we may do business have sometimes declined to travel to Israel during periods of heightened unrest or tension and have not been able to travel to Israel during the COVID-19 pandemic, forcing us to make alternative arrangements when necessary. The conflict situation in Israel, or COVID-19 (or other pandemic) related travel restrictions could cause situations where medical product certifying or auditing bodies could not be able to visit manufacturing facilities of our subcontractors in Israel in order to review our certifications or clearances, thus possibly leading to temporary suspensions or even cancellations of our product clearances or certifications. The conflict situation in Israel, or the COVID-19 (or other pandemic) related travel restrictions, could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

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

In addition, our amended and restated articles of association also contain provisions that could delay or prevent changes in control. These provisions include matters in connection with the election and removal of directors, such as our staggered board of directors, the right of our board of directors to appoint additional directors to fill vacancies on the board of directors, the size of our board of directors, the terms of office of our directors and the special majority required to amend such provision in our amended and restated articles of association.

In addition, under our amended and restated articles of association, we have 50,000,000 shares of authorized non-voting senior preferred shares, which can be issued by our board of directors, which contain superior liquidation and dividend rights, and may contain other rights, including conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, equivalent or superior to our ordinary shares, without further action by our shareholders, unless shareholder approval is otherwise required by applicable law, the rules of any exchange or other market on which our securities may then be listed or traded, our articles of association then in effect, or any other applicable rules and regulations. Furthermore, in a merger between Israeli corporations, if the non-surviving entity has more than one class of shares, the merger may need to be approved by each class of shareholders, including any classes of otherwise non-voting shares, such as our authorized non-voting senior preferred shares. See “We can issue non-voting senior preferred shares without shareholder approval, which could adversely affect the rights of holders of ordinary shares.”

These and other similar provisions could delay, prevent or impede an acquisition of us by a third-party or our merger with another company, or an acquisition of a significant portion of our shares, and may make it more difficult for our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Because a certain portion of our expenses is incurred in currencies other than the U.S. dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the U.S. dollar. Most of the royalty payments from potential development and commercialization partners are expected to be payable in U.S. dollars, and we expect our revenues from future sales or licensing agreements to be denominated mainly in U.S. dollars. We pay a portion of our expenses in U.S. dollars; however, a portion of our expenses, related to salaries of our employees in Israel, our office lease and payment to part of the service providers in Israel, are paid in NIS and in other currencies such as euro to our suppliers in Europe. In addition, a portion of our financial assets is held from time to time in NIS. As a result, we are exposed to currency fluctuation risks and inflation. For example, if the NIS appreciates against the U.S. dollar, our NIS expenses as reported in U.S. dollars may be higher than anticipated. In addition, if the NIS depreciates against the U.S. dollar, the U.S. dollar value of our financial assets held in NIS will decline.

Your rights and responsibilities as a shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies. Israeli law may impose obligations and responsibilities on a shareholder of an Israeli company that are not imposed upon shareholders of corporations in the U.S.

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

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the Tel Aviv District Court (Economic Division in the State of Israel (or, if the Tel Aviv District Court does not have jurisdiction, and no other Israeli court has jurisdiction, the federal district court for the District of New York) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, and (3) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law 5728-1968, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. In addition, other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert a cause of action arising under the Securities Act of 1933 in the courts of the State of Israel, the federal district courts of the United States for the District of New York shall otherwise be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in our shares or ADSs shall be deemed to have notice of and consented to these provisions. This forum selection provision limits shareholders’ choice in selecting a judicial forum for disputes with us that it finds favorable or convenient and may have the effect of discouraging lawsuits against us or our directors and officers.

Risks Primarily Related to Our ADSs and Ordinary Shares

The market price of our ordinary shares and ADSs is subject to fluctuation, which could result in substantial losses by investors.

The stock market in general, and the market price of our ordinary shares on the TASE and ADSs on NASDAQ, are subject to fluctuation, and changes in the price of our listed securities may be unrelated to our operating performance. The market prices of our ordinary shares on the TASE and ADSs on NASDAQ have fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares and ADSs is and will be subject to a number of factors, including:

●	announcements of technological innovations or new therapeutic candidates by us or by others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	announcement by us of preclinical and clinical results;

●	our need to raise additional capital;

●	expiration or terminations of licenses, research contracts or other development or commercialization agreements;

●	public concern as to the safety of drugs that we, our current or potential development and commercialization partners or others develop;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts;

●	the outcome of any litigation and other legal proceedings;

●	changes in government regulations or patent decisions;

●	developments by our current or potential development and commercialization partners; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and ADSs and result in substantial losses by investors.

Additionally, market prices for listed securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these listed securities has, from time to time, experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful. See “Legal proceedings, third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from or delay us in developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition.”

Moreover, the COVID-19 pandemic has resulted in significant financial market volatility and uncertainty during the past year. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price ADSs or ordinary shares.

Future sales of our ordinary shares or ADSs or other warrants or convertible securities could reduce the market price of our ordinary shares and ADSs.

As of March 8, 2022, we had an aggregate of 178,261,717 issued and outstanding ordinary shares (including 1 dormant ordinary share held in treasury), no non-voting senior preferred shares, 3,877,113 non-listed warrants to purchase 3,877,113 ADSs (representing 38,771,130 ordinary shares) issued to investors, the underwriters and placement agents as part of a number of public and registered direct offerings by us, warrants to purchase up to an additional 403,779 ADSs (representing 4,037,805 ordinary shares) issued by us in January 2020 to former shareholders of FameWave in connection with our acquisition of FameWave, and non-tradable options and restricted stock units to purchase 10,384,380 ordinary shares pursuant to our equity based incentive compensation plans and arrangements.

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

We may not meet the continued listing requirements of The NASDAQ Capital Market, which could result in a delisting of ADSs.

Our ADSs are listed on NASDAQ. We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of ADSs on NASDAQ. We have in the past received deficiency letters (that were eventually cured) from the Listing Qualifications Department of NASDAQ indicating that we did not meet the minimum bid price requirement under NASDAQ Listing Rule 5550(a)(2).

If NASDAQ delists ADSs from trading on its exchange for failure to meet the listing standards, an investor would likely find it significantly more difficult to dispose of or obtain ADSs, and our ability raise future capital through the sale of ADSs could be severely limited. We additionally may not be able to list ADSs on another national securities exchange, which could result in our securities being quoted on an over-the-counter market. If this were to occur, our shareholders could face significant material adverse consequences, including limited availability of market quotations for ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. There can be no assurance that an active trading market for ADSs will develop or be sustained. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

In the event that our ADSs are delisted from NASDAQ, U.S. broker-dealers may be discouraged from effecting transactions in shares of our ADSs because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on NASDAQ if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Following a delisting from NASDAQ our ADSs may constitute “penny stock” within the meaning of these rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions involving our ADSs, which could severely limit the market liquidity of such ADSs and impede their sale in the secondary market.

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

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2022 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we believe it is likely that we were a PFIC in 2021 and we may also be classified as a PFIC in future years. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs, certain adverse U.S. federal income tax consequences could apply to the U.S. investor.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of applicable NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to U.S. domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ Listing Rules for U.S. domestic issuers. We follow home country practice in Israel with regard to (among other things) director nomination procedures, quorum requirement at shareholder meetings and approval of related party transactions and executive compensation. In addition, we follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company. In the future we may elect to follow additional home country corporate governance practices instead of those otherwise required under the NASDAQ Listing Rules for U.S. domestic issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NASDAQ may provide less protection than is accorded to investors under the NASDAQ Listing Rules applicable to domestic issuers. See “Item 16G. Corporate Governance.”

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

We intend to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. In accordance with NASDAQ Listing Rules, as a foreign private issuer we are required to submit on a Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. We have also agreed contractually under the Sales Agreement to provide an interim balance sheet and income statement as of the end of the first and third quarters of each fiscal year.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Listing Rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

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

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying ADSs at shareholders’ meetings if a holder of our ADSs does not provide voting instructions, unless we notify the depositary that:

●	we do not wish to receive a discretionary proxy;

●	there is substantial shareholder opposition to the particular question; or

●	the particular question would have an adverse impact on our shareholders’ rights.

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

We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. The ability of an Israeli company to pay dividends or repurchase its shares is governed by Israeli law, which provides that unless otherwise approved by a court, distributions, including cash dividends and share repurchases, may be made only out of retained earnings as determined for statutory purposes, and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations, as they become due. Subject to the foregoing, payment of future dividends, if any, will be at the discretion of our board of directors and will depend on various factors, such as our financial condition, operating results, current and anticipated cash needs and other business and economic factors that our board of directors may deem relevant. Since we do not have earnings, we currently do not have any ability to pay dividends or repurchase our shares, absent court approval. Therefore, the success of an investment in our ordinary shares and ADSs will depend upon any future appreciation in their value. There is no guarantee that our ordinary shares and ADSs will appreciate in value or even maintain the price at which our holders have purchased their shares and ADSs.

Investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, investors in our ADSs may not receive any value for them, if it is illegal or impractical to make them available to investors in our ADSs.

The depositary for the ADSs has agreed to pay investors in our ADSs the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Investors in our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend which was distributed in foreign currency made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, investors in our ADSs may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to investors in our ADSs. These restrictions may cause a material decline in the value of the ADSs.

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

Our ADSs have a limited trading history in the U.S. and relatively limited trading volume, which may limit the ability of our investors to sell their ADSs in the U.S.

Our ADSs have been traded at low volumes in the past and may be traded at low volumes in the future for reasons related or unrelated to our performance. This low trading volume may result in lesser liquidity and lower than expected market prices for ADSs, and our investors may not be able to resell their ADSs for more than they paid for them.

We can issue non-voting senior preferred shares without shareholder approval, which could adversely affect the rights of holders of ordinary shares.

Our amended and restated articles of association permit us to establish the rights, privileges, preferences and restrictions of future series of our non-voting senior preferred shares, which contain superior liquidation and dividend rights, and may contain other rights, including conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, equivalent or superior to our ordinary shares and to issue such non-voting senior preferred shares without further approval from our shareholders. The rights of holders of our ordinary shares and ADSs may suffer as a result of the rights granted to holders of non-voting senior preferred shares that we may issue in the future. In addition, we could issue non-voting senior preferred shares containing rights that prevent a change in control or merger, thereby depriving holders of our ordinary shares and ADSs of an opportunity to sell their shares at a price in excess of the prevailing market price.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares or ADSs, the price of our ordinary shares and ADSs could decline.

The trading market for our ordinary shares and ADSs will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares and ADSs could decline if such research or reports are not published or if one or more securities analysts downgrade our ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We have broad discretion as to the use of the net proceeds from our previous offerings and may not use them effectively.

We currently intend to use the net proceeds from our previous offerings including the “at-the-market” equity offering program (“ATM program”) to expand our clinical development program, expand our clinical development pipeline for additional drug products, including by way of possible acquisitions, and for general corporate purposes, including working capital requirements. However, our management will have broad discretion in the application of the net proceeds from our previous offerings. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from our previous offerings. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from our previous offerings in a manner that does not produce income. The decisions made by our management may not result in positive returns on any investment by shareholders and shareholders will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the State of Israel (under a previous name) on August 12, 1968. Our ordinary shares were originally listed for trading on the TASE in 1978 and our ADSs have been traded on NASDAQ since November 2015. Our ordinary shares are currently traded on the TASE under the symbol “PPBT”, and our ADSs are currently traded on NASDAQ under the symbol “PPBT”. The Company is headquartered in Rehovot, Israel and our telephone number is +972-3-933-3121. Our website address is www.purple-biotech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov.

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

On December 7, 2020, we changed our name to Purple Biotech Ltd.

In December 2021, we decided to discontinue manufacturing and distribution of Consensi.

During 2021 the clinical development of our oncology therapeutic candidates, CM24 and NT219 has progressed as anticipated. For more information regarding our clinical development, see “Item 4. Business Overview – CM24 – Our Clinical Development Plans for CM24” and “Item 4. Business Overview – NT219 – Clinical Plan”.

We had no material capital expenditures for the years ended December 31, 2021, 2020 and 2019.

B.	Business Overview

We are a clinical-stage company developing first-in-class, effective, and durable therapies by overcoming tumor immune evasion and drug resistance.

We are focused on Oncology, which includes CM24, a humanized monoclonal antibody that blocks Carcinoembryonic Antigen Related Cell Adhesion Molecule 1 (“CEACAM1”), an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways, and NT219, a small molecule that simultaneously targets Insulin Receptor Substrate 1 and 2 (“IRS1/2”) and Signal Transducer and Activator of Transcription (“STAT3”), two signal transduction pathways involved in the development of cancer drug resistance mechanisms, as further described below. In developing these therapeutic candidates, we address not only the tumor itself but also the tumor microenvironment, which we believe may improve patient outcomes.

●	We are in a phase1b/2 dose escalation study of CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications and an expansion phase of CM24 in combination with anti-PD-1 inhibitor at its recommended phase 2 level for the treatment of non-small cell lung cancer and pancreatic cancer. We have entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the phase 1b/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo™) in patients with non-small cell lung cancer and in combination with nivolumab in addition to nab-paclitaxel (ABRAXANE®) or 5-fluorouracil and liposomal irinotecan in patients with pancreatic cancer; We expect to release phase 1 topline results and phase 2 ongoing data, at medical conferences in 2022; and

●	We are in a phase 1/2 dose escalation study of NT219 as a single agent in patients with solid tumors, and a dose escalation phase of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer or colorectal adenocarcinoma, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. We expect to release phase 1 topline results and phase 2 ongoing data, at medical conferences in 2022;

In addition, we are seeking the acquisition of oncology therapeutic candidates at various stages of development to expand and diversify our portfolio of development efforts and to leverage on our development capabilities.

Background on our therapeutic candidates

In January 2020 we acquired FameWave, a privately held biopharmaceutical company, whose main asset is CM24, a clinical stage humanized monoclonal antibody directed against CEACAM1, an immune checkpoint protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family. Evidence has shown that CEACAM1 is expressed on different white blood cells including lymphocytes neutrophils and monocytes and its expression is up-regulated in several cancer types. Preclinical studies have shown evidence that CM24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines in vitro and in vivo. CM24 is being developed for multiple oncological indications according to the expression pattern of its target protein. Preclinical studies provide strong justification for CM24’s mechanism of action in activating the immune system through multiple pathways. Additional preclinical studies showed that a combination of CM24 with PD-1 and PDL-1 antibodies resulted in a synergistic anti-cancer effect. In a Phase 1 dose escalation study of CM24 as a single agent, a stable disease rate of approximately 33% among the evaluable patients was noted. We are developing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications in a phase 1b study which will be followed by a Phase 2 part evaluating the antibody combination for the treatment of non-small cell lung cancer and in combination with chemotherapy for the treatment of pancreatic cancer. We entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the ongoing Phase 1/2 clinical trial to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo™) in patients with non-small cell lung cancer and in combination with nivolumab in addition to nab-paclitaxel (ABRAXANE®) or 5-fluorouracil and liposomal irinotecan in patients with pancreatic cancer. For more information regarding CM24, see, “Item 4. Business Overview - Our Therapeutic Candidates – CM24”.

During 2017, we acquired a majority of the shares in TyrNovo, a privately held developer of novel small molecules in the oncology therapeutic field. TyrNovo has developed NT219, a novel small molecule that presents what we believe to be a new concept in cancer therapy by targeting two key oncology-related proteins, IRS1/2, as well as STAT3. Our NT219 therapeutic candidate’s anti-cancer effect is achieved by overcoming tumors’ cancer drug resistance, and it is being developed both as a standalone drug as well as in combination with other cancer drugs or treatments. NT219 has been pre-clinically tested alone and in combination with various classes of cancer drugs such as with chemotherapies, targeted therapies and immuno-oncology therapies. We are conducting a phase 1/2 dose escalation study of NT219 as a single agent in patients with solid tumors, followed by a dose escalation phase of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer or colorectal adenocarcinoma, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. For more information regarding NT219, see, “Item 4. Business Overview - Our Therapeutic Candidates – NT219”.

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

We believe there are several advantages to the therapeutic candidate we are developing, as set forth below.

CM24:

CEACAM1 is unique among the CEACAM family members in that it is widely distributed among various species and it has the largest number of splice variants compared to other members of the family. Moreover, CEACAM1 also has the widest tissue distribution of all characterized family members (source: Current Opinion in Cell Biology Volume 18, Issue 5, October 2006, Pages 565-571). Accordingly, CM24 may have a competitive advantage over other CEACAM-targeting agents in that its inhibitory effect may be more general and target several splice variants and more tissues.

Additional potential advantages of CM24 over other CEACAM-targeting technologies may include:

●	As CM24 blocks the homo- as well as the hetero-dimerization, i.e. blocks both CEACAM1-CEACAM1 as well as CEACAM1-CEACAM5 interaction - it has the potential to be more effective in controlling the contact inhibition of cancerous cells with cells of the immune system. CM24 acts as an immune adhesion inhibitor molecule – a mechanism that is central to the immune evasion mechanism of neoplastic cells.

●	In addition to its contribution to tumor suppression, CEACAM1 also has a modulatory role in multiple cell types such as epithelial cells, endothelial cells, T-cells and hepatocytes.

●	CEACAM1 is a ligand for T-cell Immunoglobulin and Mucin domain-3 (TIM-3) – another immune checkpoint inhibitor. By activating TIM-3 with CM24, a synergistic effect may be expected. The relationship between CEACAM1 and TIM-3 has recently been described as a mechanism that may overcome immune fatigue and T-cell exhaustion (Nature. 2015 Jan 15; 517(7534): 386–390; Acharya N, et al. J Immunotherapy 8:e911-22, 2020).

●	CEACAM1 has been associated with trophism for cancer cells and the metastatic phenotype manifest through neutrophil extracellular traps (Rayes RF, et al. J Immunology. 2020).

Finally, CM24 has been in a phase 1 clinical trial, where 27 patients were treated with the monoclonal antibody without needing to discontinue the dosing of CM24 due to adverse events, no drug related mortalities and no dose limiting toxicities up to 10mg/kg, the highest dose tested. In our ongoing phase 1b/2 clinical study, CM24 has been well tolerated to date and has demonstrated preliminary efficacy signals.

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

In the monotherapy portion of the current phase 1/2 study, to date, no drug limiting toxicities have been observed and NT219 has been found to be well-tolerated with minimal serious adverse events and preliminary efficacy signals were demonstrated.

Our strategy

Our goal is to become a leading player in the development and commercialization of innovative drugs that treat unmet medical needs and can capitalize on significant market opportunities, focusing on oncology therapeutics.

Key elements of our strategy are to:

●	focus on oncology therapeutic assets for treatment of unmet medical need, representing a significant market opportunity;

●	leverage our expertise in the clinical and regulatory processes in the United States, together with our research and development capabilities and network of professional advisors, to efficiently develop drug candidates in clinical stages of development and achieve marketing authorization;

●	expand our line of therapeutic candidates through the acquisition or in-licensing of technologies, products and drugs in the oncology space intended to meet clinical needs;

●	develop new disruptive and innovative technologies in collaboration with third parties, as well as using our in-house capabilities; and

●	cooperate with third parties to both develop and commercialize therapeutic candidates in order to share costs and leverage the expertise of others.

Our oncology therapeutic candidates CM24 and NT219, are further described below.

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

The technology originated from the laboratory of Professor Gal Markel from Sheba Medical Center and initially developed by cCAM, which was acquired by Merck Sharp and Dohme Corp., or MSD, in 2015.

MSD conducted a phase 1 clinical trial, including patients with metastatic melanoma, non-small cell lung cancer, bladder, gastric, colorectal and ovarian cancer patients. In this initial Phase 1 dose ranging study of CM24 as single agent, a stable disease rate of approximately 33% among the evaluable patients was noted as best overall response among the evaluable patients, and the decision was made to discontinue development., To the best of our knowledge, such decision was not due to any known safety risks. MSD therefore returned the rights of CM24 to former cCAM shareholders and founders of FameWave. Review of the Phase 1 study results by external scientific advisors retained by us suggested that while CM24 was generally safe, higher doses of the antibody along with a modified dosing regimen in a defined patient population would be warranted.

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

The main objectives of the MSD clinical study were to assess the safety and tolerability of CM24 and to determine the recommended dose for Phase 2 trials, characterization of the pharmacokinetic profile and immunogenicity of CM24, and to evaluate the preliminary efficacy of the drug. The trial was conducted at four sites in the U.S. and Israel and was designed based on a dose escalation stage and an expansion stage. The trial was concluded following administration of CM24 to 27 patients and prior to reaching the expansion stage.

Main conclusions by us from the Phase 1 clinical trials results:

●	CM24 was found to be generally safe and well tolerated. There were no DLTs up to 10mg/kg and no drug related morbidity

●	Target saturation was not reached up to 10mg/kg. PK modeling suggests that slower clearance with increasing dose and higher half-life with increasing dose, PK variability across patients, and full receptor occupancy may likely require doses >10mg/kg administered every 2 weeks

●	Treatment related adverse events noted in 17 subjects: 82% Grade 1, 16% Grade 2 and 2.7% Grade 3. Most frequent were increased LFTs and anorexia. The two Grade 3 events were headache and abdominal pain; there were 2 deaths that occurred within 30 days from the last administration of CM24 due to disease progression.

●	A stable disease rate of approximately 33% among the 24 evaluable patients was achieved, mostly in the two highest dose groups, where half of the evaluable patients achieved stable disease.

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

We have begun a Phase 1b/2 clinical trial with CM24, which encompasses two parts. The first includes a dose escalation from 10mg/kg to 20mg/kg, in combination with nivolumab (Opdivo™), a PD-1 inhibitor, in patients with selected solid tumors. The second includes two expansion cohorts: (1) patients eligible for second line therapy after failure of immune-oncology approaches with non-small cell lung cancer (non-mutation driven), with CM24 combined with nivolumab; and (2) second-line therapy for pancreatic cancer patients failing cytotoxic chemotherapy, with CM24 combined with nivolumab and nab-paclitaxel or 5-fluorouracil and liposomal irinotecan. Study endpoints are safety and preliminary efficacy. CEACAM1 level of expression, as well as a number of other immune and adhesion-related molecules, will be evaluated as potential biomarkers in the study. The trial is conducted in clinical collaboration with Bristol Myers Squibb and is ongoing at this time, with sites in the U.S., E.U. and Israel. Additional information about the trial can be found at www.clinicaltrials.gov, NCT Identifier NCT04731467

In June 2021 we reported on the first dose cohort of the dose escalation phase (10mg/kg), where one patient with refractory advanced MSI-S pancreatic cancer having been previously treated with two previous regimens, had a confirmed partial response to CM24 and nivolumab, both with respect to imaging and biochemical markers. The responsive patient showed a 40% reduction in tumor size following two cycles of treatment with CM24 in combination with nivolumab 480mg/kg. In addition, levels of CA19-9 tumor marker dropped by 56%, compared to baseline levels. Additionally, we updated that there were no dose-limiting toxicities or serious adverse events observed in any of the three patients enrolled in the first dose cohort of the study.

NT219

NT219 is a small molecule that presents what we believe is a new concept in cancer therapy by inhibiting two oncology-related pathways, namely the IRS 1 and IRS 2 and STAT3 pathways. NT219 technology has been tested in a number of PDX models where biopsies from patients are implanted into mice and used to test various cancer drugs. In such models, NT219, alone and in combination with several approved oncology drugs, displayed potent anti-tumor effects and increased survival in experimental animals harboring various cancers by preventing the tumors from developing resistance to approved cytotoxic, immune-oncologic, and targeted drug treatments, and by re-sensitizing tumors to the approved drugs even after resistance has been acquired.

Background on Cancer Drug Resistance

The following are high-level summaries of the therapeutic areas we are currently investigating for NT219:

Solid malignancies (e.g., head and neck, pancreatic ,colon and non-small cell lung cancer). According to the Journal of Oncology Practice, in 2020 roughly one in every 19 people worldwide would either be diagnosed with a solid tumor or be a cancer survivor. According to the American Cancer Society, lung, pancreatic, and colon malignancies have high mortality rates and poor five-year survival prognosis. Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested.

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

IRS. Insulin Receptor Substrate (IRS) is a junction protein that mediates various mitogenic and anti-apoptotic signals mainly from Insulin-like Growth Factor-1 Receptor (IGF1R) and Insulin Receptor (IR), but also from other oncogenes such as v-Src and ALK-fusion proteins. IRS expression is often up-regulated in human tumors, such as prostate, pancreatic, liver, renal and ovarian cancer. Resistance to several anti-cancer therapies (e.g., inhibitors of EGFR, MEK, mutated-BRAF, mechanistic target of rapamycin (mTOR), as well as cytotoxic chemotherapy) may be mediated by IRS up-regulation, as demonstrated in peer reviewed research articles published in scientific journals.

STAT3. Signal Transducer and Activator of Transcription 3 (STAT3) plays crucial roles in several cellular processes such as cell proliferation and survival and has been found to be aberrantly activated in many cancer types (such as NSCLC, head and neck cancer, pancreatic cancer and many others). Much research has explored the leading mechanisms for regulating the STAT3 pathway and its role in promoting tumorigenesis. Evidence suggests that feedback activation of STAT3 plays a prominent role in mediating drug resistance to a broad spectrum of targeted cancer therapies and chemotherapies (such as inhibitors of EGFR, MEK, ALK, as well as 5FU, oxaliplatin and irinotecan).

Mechanism of Action

The NT219 therapeutic candidate is a small molecule that we believe presents a new concept in cancer therapy, acting as a dual inhibitor of IRS1/2 and STAT3, which putatively play major roles in oncogenesis and cancer drug resistance. While targeted anti-cancer drugs inhibit the “ON” signal, NT219 activates the “OFF” switch, leading to the degradation of IRS-1/2, altering STAT3 phosphorylation, and extensively blocking major oncogenic pathways.

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

In April 2021, we reported additional preclinical data supporting the mechanism of action of NT219, that was presented in a poster entitled “Adaptation of colorectal cancer cells to the brain microenvironment: The role of IRS2,” at the American Association of Cancer Research (AACR) 2021 Annual Meeting. Colorectal cancer (CRC) represents the fourth most frequent cause of brain metastasis, which is the most common brain tumor*. The preclinical data updates and expands on the results previously reported by the Company in collaboration with Dr. Ido Wolf, Head of the Oncology Division at Tel Aviv Sourasky Medical Center. The study included an analysis of more than 16,000 human CRC local and metastasis samples and revealed an increased amplification of IRS2 in brain metastases. In an in vitro system mimicking the brain microenvironment, IRS2-overexpressed CRC cells showed prolonged survival. Importantly, transcriptomic analysis demonstrated significant enrichment of the oxidative phosphorylation (OXPHOS) pathway by IRS2. CRC cells expressing IRS2 showed increased mitochondrial activity and glycolysis-independent viability. Inhibition of IRS2 using NT219 dose- dependently inhibited IRS2-expressing cells viability and OXPHOS genes expression. The Wnt/β-catenin pathway was among the most significantly enriched pathways in the brain metastasis, as IRS2-expressing cells showed increased transcriptional activity of the β-catenin. In addition, NT219 decreased the transcriptional activity of β-catenin in IRS2- expressing CRC cells to a greater extent than AKT and PI3K inhibitors, and most significantly suggested relevance of IRS2 in activating β- catenin. It was further shown that 5-FU, a chemotherapy approved for treating CRC, elevated β-catenin expression, and that NT219 diminished both 5FU-induced and the basal level of the β-catenin expression. Utilizing an intracranial animal model, it was also demonstrated that while 5-FU alone had no significant effect, the combination of 5-FU and NT219 significantly inhibited the formation of brain metastasis and extended survival rates of the study mice.

*	Singh, M., Manoranjan, B., Mahendram, S., McFarlane, N., Venugopal, C., & Singh, S. (2014). Brain Metastasis-Initiating Cells: Survival of the Fittest. International Journal of Molecular Sciences, 15(5), 9117–9133. doi:10.3390/ijms15059117

In October 2021, an article was published in Nature Cancer demonstrating mechanisms behind cancer cell persistence frequency and potential of NT219 to reduce therapeutic resistance. The article titled, “IRS1 phosphorylation underlies the non-stochastic probability of cancer cells to persist during EGFR inhibition therapy”. The lead author of the publication is Ravid Straussman, M.D., Ph.D., Department of Molecular Cell Biology, Weizmann Institute of Science, Rehovot, Israel. The article demonstrated mechanistic evidence of cancer cells’ inherited therapeutic resistance, termed chance to persist (CTP). It was shown in preclinical models, that the CTP EGFR inhibition is modulated by serine/threonine phosphorylation of the IRS1. Specifically, it has been shown that higher phosphorylation of IRS1 multiple serine/threonine sites, which blocks IRS1 activity, results in increased susceptibility to EGFR inhibitors. A combination of NT219, which triggers serine phosphorylation and subsequent degradation of IRS1 and EGFR inhibitors, resulted in a synergistic effect, leading to tumor regression and delayed recurrence upon treatment withdrawal.

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

Efficacy of NT219 was demonstrated in combination with three major classes of oncology drugs:

1)	Antibodies such as the anti-epidermal growth factor receptor (EGFR) antibody (Erbitux) and the immuno-oncology anti-PD1 antibody (Opdivo™, Keytruda);

2)	Kinase Inhibitors such as blockers of EGFR (Tagrisso, Tarceva), MEK (Mekinist), Mutated BRAF (Zelboraf), and mTOR (Afinitor); and

3)	Chemotherapy agents such as gemcitabine (Gemzar), 5FU, and Oxaliplatin.

In 2021, we expanded an existing research agreement, led by Menashe Bar-Eli, Ph.D., Professor, Department of Cancer Biology, at The University of Texas MD Anderson Cancer Center, to evaluate the potential efficacy of the combination of NT219 and immuno-oncology drugs, such as anti-CTLA4 or anti-PD1/PDL1 antibodies.

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

NT219 first in human studies consider primarily safety, particularly since the MOA relates to dual inhibition mechanisms. Within the context of single agent activity, it has been noted that in a variety of studies NT219 may have effect. As such, standard criteria in Phase 1 is used to assess the agent in this monotherapy context, primarily with respect to safety, and evidence for a signal of biologic relevance.

As a result, the first in human Phase 1 study, which we commenced in the second half of 2020, is evaluating single agent NT219 at a dose escalation, in patients with advanced cancer. Patients are selected for this component of the trial (deemed Part A) and are being evaluated for safety as the primary endpoint, and efficacy as a secondary endpoint. The escalation takes the form of a 3+3 standard design, and a course of therapy is four weeks. Patients are being administered NT219 weekly.

In December 2021, we initiated Part B of our ongoing Phase 1/2 clinical trial of NT219, as a dose escalation study of NT219, beginning with 6mg/kg, in combination with the standard dose of cetuximab (ERBITUX®), in patients with recurrent and/or metastatic squamous cell carcinoma of head and neck cancer (SCCHN) or colorectal adenocarcinoma. In this arm, patients with advanced cancer, who are eligible for cetuximab therapy (e.g., SCCHN and CRC), receive a combination of the drugs, with NT219 being administered, followed by cetuximab, in a similar course of four weeks. The combination is being evaluated in a similar 3+3 design, always at a lower dose than that administered as a single agent, until/unless Part A completes the highest dose planned. These two parts of the study will provide information regarding the safety of NT219 as a single agent and in combination with cetuximab, including the determination of the maximal tolerated dose (MTD), as well as preliminary efficacy of NT219 as a single agent and in combination with cetuximab. It may also provide the impetus for the expansion of the study into a given indication, either as single agent or in combination. We reported data at the 2021 ASCO Annual Meeting from the first dose cohort of the single agent dose escalation, where a patient with gastro-esophageal cancer sustained a partial response to the treatment at 3mg/kg, manifested by a complete response at the target lesion, a complete response of one lymph node non-target lesion, and stable disease of another lymph node non-target lesion. In addition, initial results from the first dose level cohort revealed NT219 was well-tolerated with minimal adverse events. The trial is ongoing, and currently is enrolling in both the single agent dose escalation, and the double of cetuximab and NT219.

We will commence the third portion (Part C) of the study subsequent to completion of Part B. Part C will include the administration of NT219 at its recommend Phase 2 dose in combination with standard dose cetuximab in patients with recurrent/metastatic squamous cell carcinoma of the head and neck (SCCHN). This part of the study will evaluate preliminary efficacy and safety in a larger cohort of patients. The planning of the Phase 2 studies will be a function of the data from first in human studies. Based on erb-b pathway relevance, as well as data on the relevant inhibition of the dual pathways being evaluated, besides SCCHN, NSCLC, pancreatic cancer, and melanoma are also candidates for which we may conduct future Phase 2 studies.

Competitive Oncology Drugs in Development that Target IRS1/2 or STAT3

While we are not familiar with other molecules which act as dual inhibitors of both IRS1/2 and STAT3, or lead to degradation of IRS1/2, and which are in late stage of development, there are several therapeutic candidates in development which target either upstream target of IRS1/2 as Insulin Like Growth Factor 1 Receptor (IGF1R), such as dalotuzumab (a recombinant humanized monoclonal antibody, developed by Merck & Co for metastatic breast cancer), or target STAT3 such as danvatirsen (w/durvalumab) (which is developed by AstraZeneca for pancreatic, NSCLC, and mismatch repair deficient colorectal cancer). There are also other therapeutic candidates that target these pathways, which are mostly in early stage of development.

Consensi

In May 2018, Consensi was approved by the FDA for patients suffering from hypertension and osteoarthritis for whom treatment with amlodipine for hypertension and celecoxib for the treatment of osteoarthritis is appropriate.

As previously disclosed in our Annual Report on Form 20-F for fiscal 2020 as filed with the Securities and Exchange Commission on March 16, 2021 for the details of the above-mentioned agreements, in connection with the licensing, commercialization, manufacturing, marketing and distribution of Consensi, we entered into the following agreements: (i) in March 2017, a License Agreement concerning the territory of South Korea with Kuhnil Pharmaceutical Co., Ltd. (“Kuhnil”), a South Korean pharmaceutical company, (ii) in May 2018, a License, Development and Commercialization Agreement concerning the territory of China with Hebei Changshan Biochemical Pharmaceutical Co., Ltd. (“Changshan Pharma”), (iii) in November 2018, a Product Manufacturing Agreement (the “Product Manufacturing Agreement”), as amended on May 17, 2020, with Dexcel Ltd. (“Dexcel”) and (iv) in January 2019, an exclusive marketing and distribution agreement (“Distribution Agreement”) with Coeptis Pharmaceuticals Inc. (“Coeptis”) concerning the commercialization of Consensi in the U.S. market.

COVID-19 adversely impacted the launch of Consensi in the United States and the Company’s distributor did not achieve significant sales in the U.S., or make significant progress in the commercialization thereof. In October 2021, the Company terminated the Distribution Agreement with Coeptis and engaged an advisor to assist with a search for an alternative distributor for Consensi in the U.S. market. During 2021, the Company terminated the License Agreement with Kuhnil concerning the territory of South Korea and the License, Development and Commercialization Agreement with Changshan Pharma concerning the territory of China.

Despite our efforts to identify an alternative distributor for Consensi in the U.S., we recently concluded that our continued efforts to commercialize Consensi, both inside and outside the U.S. market, were not likely to generate significant revenue and achieve profitability in the near term and, in order to reduce the cost of maintaining the product, we decided to discontinue the manufacturing and distribution of Consensi and allocate the funds to our core oncology activities.

Accordingly, we have also ceased our operations related to our engagements with Dexcel, under that certain Product Manufacturing Agreement.

In August 2020, Lupin Ltd. and its subsidiary Lupin Pharmaceuticals, Inc. (collectively, “Lupin”) notified the Company and Coeptis, that it had filed an abbreviated NDA with the FDA to market a generic version of Consensi. Lupin also sent both parties a Paragraph IV Notice Letter alleging that certain of our patents are invalid and/or not infringed by Lupin’s proposed generic product. In September 2020, we filed a complaint in the United States District Court for the District of New Jersey against Lupin and claimed that Lupin’s proposed generic product infringes certain of our patents and sought declaratory and injunctive relief. In October 2021 the Company entered into a settlement agreement, resolving the parties’ litigation proceedings. This agreement with Lupin allows Lupin to enter the market on March 1, 2030 and earlier, under certain circumstances.

Intellectual Property

Patents, trademarks and licenses and market exclusivity

Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on our trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our technological investments. Our business is not dependent, however, upon any single patent, trademark or contract. See “Item 3. Key Information – D. Risk Factors – Risks Related to Legal Proceedings and Intellectual Property”.

CM24

FameWave’s patent and patent application portfolio, covering the entire CEACAM1 antibody termed CM24 and other antibodies and uses thereof, includes five patent families, covering anti CEACAM1 antibodies and their uses in the treatment of cancer diseases.

●	Patent Family 1 relates to anti-human CEACAM1 antibodies, hybridoma cells producing these antibodies and methods of using the antibodies. United States patents as well as European counterparts were granted, as well as patents in Brazil, Canada, China, Israel, Japan, Korea and Russia, all of which have a maximum term of April 28, 2030. The European patents were validated in France; Germany; Ireland; Italy; The Netherlands; Poland; Spain; Switzerland; and United Kingdom.

●	Patent Family 2 relates to method of diagnosing melanoma or monitoring progression of melanoma, the method comprising determining a level of human CEACAM1 on isolated lymphocytes of a human subject in need thereof, wherein an upregulation of said level of CEACAM1 above a predetermined threshold is indicative of melanoma or stage thereof in said subject. Patents were granted in Israel and Europe. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France and Switzerland. All granted patents have a maximum term of July 20, 2030.

●	Patent Family 3 relates to antibodies (in particular chimeric antibodies) as well as molecules having at least the antigen-binding portion of an antibody against the human protein CEACAM1. A United States patent as well as European national phase counterparts were granted and divisional applications are pending. The European patent was validated in Germany, France, Spain, Italy, United Kingdom, Ireland, The Netherlands, Poland and Switzerland. Patents were also granted in Canada, China, Hong Kong, India, Israel, Japan, Korea and Russia. The patents of this family have a maximum term of October 9, 2032, except for the U.S. patent that has a maximum term of May 22, 2030. Patent application is also pending in Brazil.

●	Patent Family 4 relates to compositions comprising anti-human CEACAM1 antibodies, compositions comprising antibodies capable of inhibiting or blocking the interaction between PD-1 and its ligands, and methods for their combined use in treating cancer. Patents have been granted in the United States, Europe, Canada, China, Japan, Mexico and Russia. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France, Switzerland and Poland. These patents have a maximum term of November 24, 2034. Patent applications are pending in Brazil and India.

●	Patent Family 5 relates to humanized antibodies, capable of specific binding to human CEACAM1 molecules containing human-to-murine back-mutations in non-CDR variable regions, and their encoding polynucleotide sequences. Patents have been granted in the United States, Europe, China, Eurasia (validated in Russia) Israel, Japan and Mexico with a maximum term of April 26, 2035. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France, Switzerland and Poland. Divisional applications are pending in the United States and Mexico and national phase applications are pending in Brazil, Canada, India and Korea.

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

FameWave agreed to bear sole responsibility and payment obligations for any damage caused by or on behalf of FameWave or any sublicensee as a result of or in connection with the THM License Agreement and/or the exercise of the license. FameWave is also required to indemnify THM, Sheba, TAU and Ramot, and their respective employees, agents and representatives, from and against any and all loss, liability, claims, damages and expenses (including legal costs and attorneys’ fees) of whatever kind or nature by a third-party that arise out of and/or result from the THM License Agreement and/or the exercise of the license, or to the extent that they are based on a claim that the licensed information, the products or other material produced by FameWave infringes any third-party’s intellectual property rights including copyright, trade secret, patent, or trademark.

Pursuant to the THM License Agreement, FameWave undertook to develop, manufacture, sell and market products pursuant to the milestones and time schedule attached to the THM License Agreement. FameWave is required to bear all costs and fees incurred prior to and during the term of the THM License Agreement, in connection with the preparation, filing, maintenance, prosecution and the like of any patents deemed necessary to protect the licensed information, and in case of third-party infringement, FameWave is obligated, at its expense, to institute, prosecute and control any action or proceeding with respect to such infringement.

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

THM and Ramot may terminate the THM License Agreement and/or the license if (i) the first commercial sale of the product has not been made within two years from FDA or CE marketing approval; (ii) FameWave breaches any of its obligations under the THM License Agreement and such breach is not cured within 60-90 days, depending on the materiality of the breach; (iii) FameWave breaches any of FameWave’s obligations under the THM License Agreement, and such breach remains uncured for 90 days after written notice; (iv) FameWave becomes insolvent, or petitions are filed against it under insolvency laws; (v) FameWave has ceased to carry on business as an ongoing concern; or (vi) FameWave has challenged, challenges, or causes any third-party to challenge, the intellectual property rights or other rights or THM or Ramot to the licensed information anywhere in the world.

Upon termination of the THM License Agreement, other than due to expiration of the THM License Agreement, all rights granted to FameWace revert to THM and Ramot and FameWave will not be entitled to make any further use in the licensed information. The THM License Agreement is governed by the laws of the State of Israel.

NT219

TyrNovo’s patent and patent application portfolio, covering NT219 and other compounds, includes five patent families, covering compounds that modulate protein kinase signaling and their use in treatment of protein kinase related disorders, including cancer and neurodegenerative disorders.

●	Patent Family 1 relates to compounds modulating the insulin-like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. Patents were granted in Europe and the United States, and have a maximum term of December 4, 2027, April 2, 2028, respectively. The European patent was validated in France, Germany, Switzerland and the United Kingdom.

●	Patent Family 2 also relates to compounds modulating the insulin-like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer, and specifically discloses and claims NT219. Patents were granted in Europe and Israel, and have a maximum term of June 7, 2029, and in the United States, with a maximum term of April 2, 2028. The European patent was validated in France, Germany, Italy, The Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 3 relates to compounds having a benzo[e][1,3]thiazin-7-one core and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. Patents were granted in Europe and the United States, with a maximum term of December 27, 2031, and April 9, 2032, respectively. The European patent was validated in France, Germany, Italy, The Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 4 relates to combinations of the compounds disclosed in Patent Families 1-3, acting as dual modulators of Insulin Receptor Substrate (IRS) and signal transducer and activator of transcription 3 (STAT3), with various targeted drug classes (inhibitors of Epidermal Growth Factor Receptor (EGFR), mTOR; mitogen-activated protein kinase (MEK) or mutated B-Raf), as well as chemotherapeutic agents (Gemcitabine, 5-FU, Irinotecan and Oxaliplatin), and use of such combinations for the treatment of cancer. Patents were granted in Australia, China, Europe and Israel, and have a maximum term of February 4, 2036, and in the United States, with a maximum term of August 12, 2036. Patent applications are pending in Brazil, Canada, China, Europe, Israel, Japan, Korea and the United States. The European patent was validated in Switzerland, Germany, Spain, France, Great Britain, Ireland, Italy and The Netherlands.

●	Patent Family 5 relates to specific combinations of the compounds disclosed in Patent Families 1-3, with various antibodies against programmed cell death 1 (PD-1) protein and/or anti-programmed cell death protein 1 ligand (PD-L1). Patent applications are pending in Brazil, Canada, China, Europe, Israel, Japan, Korea, Mexico, Russia and the United States. Any patent issuing from these applications will have a maximum patent term of November 16, 2037.

On December 21, 2020, the University and BIRAD filed a statement of claim to the court against TyrNovo, the Company, its officers and others. In the claim, the petitioners allege that the University is the rightful owner of one of the patents owned by TyrNovo. The main remedy sought by the Petitioners is a declaratory relief under which the University is declared the owner of such patent. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the probability of success or the scope of potential exposure, if any.

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

Other

We recently purchased three patent families covering uses of a monoclonal antibody, which we are currently evaluating for their potential for further development, for the purpose of treating cancer and infectious diseases, based on these patents.

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

The clinical testing of a drug product candidate generally is conducted in three sequential phases prior to approval, but the phases may overlap or be combined. A fourth, or post approval, phase may include additional clinical studies. The phases are generally as follows:

●	Phase I. The Phase I clinical trial is generally conducted on 8-20 healthy volunteers. Phase I clinical trials typically involve administering escalating doses of the therapeutic candidate in the healthy volunteers to assess safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer, and especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients;

●	Phase II. The Phase II clinical trial involves administering the therapeutic candidate to a small population of sick patients to identify possible adverse events, or safety risks, and preliminary indicia of efficacy for the targeted disease or medical condition;

●	Phase III. The Phase III clinical trial usually comprises multi-center, double-blind controlled trials in hundreds or even thousands of subjects at various sites to assess as fully as possible both the safety and the effectiveness of a drug. Specifically, the Phase III clinical trial is intended to make a comparison between the therapeutic candidate and the standard therapy and/or placebo. These trials are intended to establish the overall benefit/risk profile of the product and to provide an adequate basis for product labeling; and

●	Phase IV. In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase IV clinical trials.

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

Section 505(b)(1) New Drug Applications

A Section 505(b)(1) NDA or BLA, known as the “full NDA or BLA,” is an application that contains full reports of investigations of safety and efficacy performed by the drug sponsor. CM24 and NT219 are not a combination therapeutic candidate or a therapeutic candidate that is comprised of an API that has already undergone some or all necessary human clinical trials in another therapeutic candidate. Therefore, if CM24 or NT219 are approved for human clinical trials by the FDA or any foreign regulatory agency and show adequate safety and efficacy data in human clinical trials, we anticipate that CM24 and NT219 will require a 505(b)(1) BLA or NDA.

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

European Regulatory Authorities

In the event that we wish to perform trials in Europe or market or sell our therapeutic candidates in Europe, we must apply to an applicable country’s regulatory authorities with a request to approve our therapeutic candidates according to the Mutual Recognition Procedure (MRP), which is a procedure applied by European Directive No. 2001/83/EC that enables access to medicinal products (drugs) in 27 countries of the European Union. The MRP approval process requires the applicant to receive approval in one of the EU countries and then apply for recognition of the other member countries to acknowledge the approval within their territory. Our therapeutic candidates, such as NT219 or CM24, may be approved through either the MRP or through the Centralized Process in which a single application provides approval for all EU member states.

The Israeli Ministry of Health

Our operations are subject to permits from the Israeli Ministry of Health on three levels:

First, pertaining to the import of drugs and/or raw materials, we are required to apply to the Ministry of Health for approval from its medical accessories and devices unit (AMR).

Second, pertaining to research and development, when we conduct trials in human in Israel, the trials will be subject to the approval of the Helsinki Committee, which acts by force of the Public Health Regulations (Trials in Human Beings), 1980 (Trials in Human Subjects Regulations), as amended, and according to the guidelines of the Helsinki declaration, or any other approval required by the Ministry of Health. According to the Trials in Human Beings Regulations, the Helsinki Committee must plan and approve every experimental process that involves human beings. The Helsinki Committee is an institutional committee that acts in the medical institution in Israel where the trial is performed and is the party that approves and supervises the entire trial process. In practice, the physician, who is the principal investigator in the trial, submits an application that includes, among other documents, the investigator brochure, clinical trial protocol and the informed consent form, on behalf of the requesting party. This committee may request changes and/or additional documents. Applications which are approved by the Helsinki Committee are forwarded to the “high committee” at the Israeli Ministry of Health (IMOH), which reviews all documents. The IMOH may request additional changes or documents (Investigational Medicinal Product Document, or, for short IMPD, which includes details regarding the manufacturing testing and quality of the drug to be tested) as part of its approval process. The IMOH sends its decision, along with that of the IMOH, to the manager of the medical institute for approval. According to the procedure for medical trials in human beings of the IMOH, the Helsinki Committee will not approve performance of a medical trial, unless it is absolutely convinced that the following conditions, among others, are fulfilled: (a) the expected benefits for the participant in the medical trial and to the requesting party justify the risk and the inconvenience involved in the medical trial to its participant; (b) the available medical and scientific information justifies the performance to the requested medical trial; (c) the medical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed and precise manner in the protocol of the medical trial, conforming with the Helsinki principles declaration; (d) the risk to the participant in the medical trial is as minimal as possible; (e) optimal monitoring and follow-up of the participant in the medical trial; (f) the initiator, the Principal Investigator and the medical institute are capable and undertake to allocate the resources required for adequate execution of the medical trial, including qualified personnel and required equipment; (g) the Principal Investigator, the sub-investigator(s) have the appropriate training in the conduct of clinical trials and have necessary professional experience in conducting such said clinical trials; the investigators will follow GCP guidelines, the IMOH and local SOPs; and (h) the nature of the commercial agreement with the Principal Investigator and the medical institute does not impair the adequate performance of the medical trial. The IMOH also licenses and regulates the marketing of pharmaceuticals in Israel, requiring the relevant pharmaceutical to meet internationally recognized cGMP standards.

Currently manufacturing of NT219 is conducted by service providers operating in Denmark and Israel and, as such, these service providers are periodically audited by the Denish Medicine Agency and the IMOH, respectively, in accordance with the laws and regulations pertaining to cGMP of investigational products.

Pervasive and continuing regulation in the U.S.

After a drug is approved for marketing and enters the marketplace, numerous regulatory requirements continue to apply. These include, but are not limited to:

●	cGMP regulations require manufacturers, including third-party manufacturers, to follow stringent requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product;

●	labeling, promotion, and advertising regulations and the FDA prohibitions against the promotion of drugs for unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the drug;

●	approval of product modifications or use of a drug for an indication other than approved in an NDA and/or BLA;

●	adverse drug experience regulations, which require us to report information on adverse events;

●	post-market testing and surveillance requirements, including Phase IV trials, when necessary for public health protection, or to provide additional safety and effectiveness data for the drug;

●	additional FDA reviews and approvals after the initial approval, particularly for any modification in conditions of use, active ingredient(s), route of administration, dosage form, strength or bioavailability, which may require submission accompanied by additional clinical data (which may require additional clinical studies) necessary to demonstrate the safety and effectiveness of the product with the proposed changes; and

●	the FDA’s recall authority, whereby it can ask, or under certain conditions order, drug manufacturers to recall from the market a product that is in violation of governing laws and regulation.

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

Reimbursement in the U.S.

Sales of our oncology therapeutic candidates, if approved, in the United States may depend, in significant part, on the extent to which the approved products will be covered and reimbursed by third-party payers, such as government health programs, commercial insurance and managed health care organizations. Patients who are prescribed treatments for their conditions and providers prescribing treatments generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients and providers are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of therapies in which our products are used. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Decisions regarding the extent of coverage and amount of reimbursement to be provided for each of our product candidates will be made on a plan-by-plan basis. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Additionally, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our approved product and therapeutic candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The third-party payers are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, discount and rebate requirements, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payers do not consider our drug products to be cost-effective compared to other available therapies, they may not cover our therapeutic candidates, if approved, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drug products on a profitable basis.

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

The Patient Protection and Affordable Care Act

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) (the “ACA”) and on March 30, 2010, he signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients, and other healthcare policy reforms. Through the law-making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made to extend medical benefits to certain Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs, and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation was one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions were designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in our current commercial products, products we may commercialize or promote in the future, and our therapeutic candidates, being chosen less frequently or the pricing being substantially lowered. At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

These structural changes could entail further modifications to the existing system of private payors and government programs (such as Medicare, Medicaid, and the State Children’s Health Insurance Program), creation of government-sponsored healthcare insurance sources, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the U.S. could impact the reimbursement for prescribed drugs and pharmaceuticals, including our current commercial products, those we and our development or commercialization partners are currently developing or those that we may commercialize or promote in the future. If reimbursement for the products we currently commercialize or promote, any product we may commercialize or promote, or approved therapeutic candidates is substantially reduced or otherwise adversely affected in the future, or rebate obligations associated with them are substantially increased, it could have a material adverse effect on our reputation, business, financial condition or results of operations.

Extending medical benefits to those who currently lack coverage will likely result in substantial costs to the U.S. federal government, which may force significant additional changes to the healthcare system in the U.S. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced further by decreasing the level of reimbursement for medical services or products (including our current commercial products, our development or commercialization partners or any product we may commercialize or promote, or those therapeutic candidates currently being developed by us), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for our current commercial products, any product we may commercialize or promote, or any therapeutic candidate, or for which we receive marketing approval in the future, could have a material adverse effect on our reputation, business, financial condition or results of operations.

Several states and private entities initially mounted legal challenges to the Healthcare Reform Law, in particular, the ACA, and they continue to litigate various aspects of the legislation. On July 26, 2012, the U.S. Supreme Court generally upheld the provisions of the ACA at issue as constitutional. However, the U.S. Supreme Court held that the legislation improperly required the states to expand their Medicaid programs to cover more individuals. As a result, states have a choice as to whether they will expand the number of individuals covered by their respective state Medicaid programs. Some states have not expanded their Medicaid programs and have chosen to develop other cost-saving and coverage measures to provide care to currently uninsured individuals. Many of these efforts to date have included the institution of Medicaid-managed care programs. The manner in which these cost-saving and coverage measures are implemented could have a material adverse effect on our reputation, business, financial condition or results of operations.

Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux. Legislative initiatives to modify, limit, replace, or repeal the ACA and judicial challenges have continued. We cannot predict the impact on our business of future legislative and legal challenges to the ACA or other aspects of the Healthcare Reform Law or other changes to the current laws and regulations. The financial impact of U.S. healthcare reform legislation over the next few years will depend on a number of factors, including the policies reflected in implementing regulations and guidance and changes in sales volumes for therapeutics affected by the legislation. From time to time, legislation is drafted, introduced and passed in the U.S. Congress that could significantly change the statutory provisions governing coverage, reimbursement, and marketing of pharmaceutical products. In addition, third-party payor coverage and reimbursement policies are often revised or interpreted in ways that may significantly affect our business and our products.

During his time in office, former President Trump supported the repeal of all or portions of the ACA. President Trump also issued an executive order in which he stated that it is his administration’s policy to seek the prompt repeal of the ACA and in which he directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the ACA to the maximum extent permitted by law. Congress has enacted legislation that repeals certain portions of the ACA, including but not limited to the Tax Cuts and Jobs Act, passed in December 2017, which included a provision that eliminates the penalty under the ACA’s individual mandate, effective January 1, 2019, as well as the Bipartisan Budget Act of 2018, passed in February 2018, which, among other things, repealed the Independent Payment Advisory Board (which was established by the ACA and was intended to reduce the rate of growth in Medicare spending).

Additionally, in December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the ACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the ACA. The Fifth Circuit’s decision on the individual mandate was appealed to the U.S. Supreme Court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the ACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the ACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business.

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, in November 2021, President Biden announced the “Prescription Drug Pricing Plan” as part of the Build Back Better Act (H.R. 5376) passed by the House of Representatives on November 19, 2021, which aims to lower prescription drug pricing by, among other things, allowing Medicare to negotiate prices for certain high-cost prescription drugs covered under Medicare Part D and Part B after the drugs have been on the market for a certain number of years and imposing tax penalties on drug manufacturers that refuse to negotiate pricing with Medicare or increase drug prices “faster than inflation.” If enacted, this bill could have a substantial impact on our business. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. Furthermore, we cannot predict what actions the Biden administration will implement in connection with the Health Reform Law. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we currently, or intend to, commercialize in the U.S. or that reduce medical procedure volumes could adversely affect our operations and/or future business plans.

Grants from the Innovation Authority, or the IIA (formerly known as the Office of the Chief Scientist or the OCS).

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 1984, or the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 1984), and IIA’s rules and guidelines, a qualifying research and development program is eligible for grants of up to 50% of the program’s approved research and development expenses. In general, the recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of products (and related services) developed (in whole or in part) according to, or as a result of, a research and development program funded by the IIA (at rates which are determined under the IIA’s rules and guidelines, generally of 3% or 5% of revenues, which rates may be increased under certain circumstances) up to the aggregate amount of the total grants received by the IIA (which may be increased under certain circumstances, as described below), plus annual interest (as determined in the IIA’s rules and guidelines). Following the full payment of such royalties and interest, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after repayment of the full amount of royalties payable pursuant to the grants.

The pertinent obligations under the Innovation Law and the IIA’s rules and guidelines are as follows:

●	Local manufacturing obligation. The terms of the grants under the Innovation Law and the IIA’s rules and guidelines provide that a company that received IIA grants, or the Recipient Company, is prohibited from manufacturing products developed using these IIA grants outside of Israel (unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel) without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate in excess of such pre-approved portion (if any), which requires only a notice). If the Recipient Company receives approval to manufacture products developed with IIA’s grants outside of Israel in excess of such pre-approved portion (if any), it will be required to pay increased royalties to the IIA, up to 300% of the grant amount plus accrued interest, depending on the manufacturing volume that is performed outside of Israel in excess of any pre-approved portion. The Recipient Company may also be subject to accelerated royalty repayment rates;

●	Certain reporting obligations. A recipient of IIA grant is required to notify the IIA of certain events enumerated in the IIA’s rules and guidelines; and

●	Know-how transfer limitation. Under the IIA’s rules and guidelines, the transfer of IIA funded know-how outside of Israel requires prior IIA approval and in certain circumstances is subject to payment of a redemption fee to the IIA calculated according to formulas provided under the IIA’s rules and guidelines, up to 600% of the grants amount plus accrued interest. Upon payment of such fee, the know-how and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law and to the IIA’s rules and guidelines.

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

Approval to manufacture products outside of Israel or consent to the transfer of IIA funded know-how, if requested, might, or might not, be granted.

The IIA’s approval is not required for the export of any products resulting from the IIA research or development grants. In addition, under the IIA updated the rules and established a new mechanism with respect to the grant of a license by a company (which is part of a multinational corporation) that received grants from the IIA to its group entities to use its funded know-how. Such license is subject to the IIA’s prior approval and to the payment of 5% royalties from the income deriving from such license. Such mechanism includes certain restrictions which must be met in order to be able to enjoy such lower royalty payment.

As of December 31, 2021, TyrNovo has received grants from the IIA in a total amount of approximately NIS 5.5 million (approximately $1.77 million), and no royalties had been paid in respect to the grants received by the IIA. There is no guarantee that TyrNovo will receive any further grants from the IIA or that the grants will be in the scope received in the past.

The restrictions under the Innovation Law may impair our ability to enter into agreements to perform or outsource manufacturing outside of Israel, or otherwise transfer or sell TyrNovo’s IIA funded know-how outside of Israel, without the approval of the IIA. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of TyrNovo know-how developed with IIA funding pursuant to a merger or similar transaction, the consideration available to TyrNovo’s and/or our shareholders may be reduced by the amounts it is required to pay to the IIA. Further, failure to comply with the requirements under the Innovation Law and the IIA’s rules and guidelines may subject TyrNovo to financial sanctions, to mandatory repayment of grants received by it (together with interest and penalties). In addition, the Government of Israel may, from time to time, audit sales of products which it claims incorporate technology funded via IIA programs and this may lead to additional royalties being payable on additional products, and may subject such products to the restrictions and obligations specified hereunder.

C.	Organizational Structure

Our corporate structure consists of Purple Biotech Ltd., incorporated under the laws of the State of Israel, our wholly-owned subsidiaries, FameWave, incorporated under the laws of the State of Israel, Kitov USA Inc. (currently inactive) incorporated under the laws of the state of Delaware, and Purple Biotech GmbH, incorporated in 2021 under the laws of Switzerland, and our majority owned subsidiary TyrNovo, incorporated under the laws of the State of Israel, of which we own approximately 98.47% of its shares.

D.	Property, Plant and Equipment

All of our facilities are leased, and we do not own any real property. The principal executive offices for Purple Biotech, TyrNovo and FameWave are in a commercial office building located in the Science Park in Rehovot, Israel. Our current office space of approximately 625 square meters is subject to a 63.5-month lease, which commenced on September 15, 2020 and expires on December 31, 2025, and we have an option to extend such lease for an additional 60 months beyond the current term. Of our office space, 200 square meters are subleased to a third-party for a period of 12 months which was extended for an additional 12-month period ending December 31, 2022. We have no material tangible fixed assets apart from the property described above. We believe our facilities are adequate and suitable for our current needs.

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

Overview

We are a clinical-stage company developing first-in-class, effective, and durable therapies by overcoming tumor immune evasion and drug resistance. Our oncology pipeline includes NT219 and CM24. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint that supports tumor immune evasion and survival through multiple pathways. We are in a phase 1b/2 study of CM24 as a combination therapy with anti-PD-1 checkpoint inhibitor in selected cancer indications in a phase 1b study followed by a phase 2 for the treatment of non-small cell lung cancer and pancreatic cancer. We entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for these phase 1b/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo™) in patients with non-small cell lung cancer and in combination with nivolumab in addition to nab-paclitaxel (ABRAXANE®) or 5-fluorouracil and liposomal irinotecan in patients with pancreatic cancer. NT219 is a small molecule that simultaneously targets IRS1/2 and STAT3. We are in a phase 1/2 study of NT219 as a single agent in a dose escalation phase of NT219 in patients with solid tumors, followed by a dose escalation phase of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer or colorectal adenocarcinoma, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck.

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

NT219 is a therapeutic candidate that targets cancer pathways IRS1/2 and STAT3 that has shown activity in preclinical studies as monotherapy as well in combination with other cancer drugs, and would be developed as stand-alone and in combination with other cancer drugs or treatments. NT219 has been tested preclinically against and in combination with various classes of cancer drugs that have been recently developed as well as older standard chemotherapy.

In addition, we consider the acquisition of oncology therapeutic candidates at various stages of development. We currently have no binding material agreements or commitments to complete any transaction for the possible acquisition of new therapeutic candidates or approved drug products.

Our goal is to become a significant player in the development of innovative drugs with a clinical and commercial added value, focusing on the oncology space.

Key elements of our strategy are to:

●	focus on oncology therapeutic assets for treatment of unmet medical needs, representing a significant market opportunity;

●	leverage our expertise in the clinical and regulatory processes in the United States, together with our research and development capabilities and network of professional advisors, to efficiently develop drug candidates in clinical stages of development and achieve marketing authorization;

●	expand our line of therapeutic candidates through the acquisition or in-licensing of oncology technologies, products and drugs addressing significant clinical needs;

●	develop new disruptive and innovative technologies in collaboration with third parties, as well as using our in-house capabilities; and

●	cooperate with third parties to both develop and commercialize therapeutic candidates in order to share costs and leverage the expertise of others.

History of Losses

Since commencement of our pharmaceutical research and development operations, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and will need to obtain additional funds to further develop our research and development programs. As of December 31, 2021, we had an accumulated deficit of approximately $95.9 million.

We plan to fund our future operations through commercialization and out-licensing of our therapeutic candidates and to raise additional capital in the future through either debt or equity financing.

Components of Statement of Operations

Research and Development Expenses

Our research and development costs are comprised of basic scientific research, pre-clinical studies, CMC development, clinical studies and medical research. Our research and development team combine clinical and regulatory development expertise mainly in the United States and Israel, and research and development capabilities of our scientific team in Israel. During the years 2014 through 2019, we focused on the clinical development, CMC development and regulatory activities related to Consensi (see also “Discontinued Operation” below). Since 2017 we have expanded into research and development of NT219, including pre-clinical development, mechanism of action research, CMC development and clinical development. With the closing of the acquisition of FameWave in 2020, we expanded our research and development activities to include CM24, including CMC, regulatory and clinical development. A significant portion of our research and development activities, including our preclinical and clinical studies, are performed through subcontractors such as clinical research organizations (CROs) and third-party manufacturers.

Our research and development expenses may fluctuate depending on the scope and timing of certain high-expense activities such as clinical trials. For example, during 2019 and until the second half of 2020 we did not conduct any clinical trials. In the second half of 2020 we commenced a phase 1/2 study of NT219 and prepared for the initiation of our phase 1/2 study of CM24, primarily by manufacturing of CM24, which increased our research and development expenses in 2020. In 2021 we initiated a phase 1b/2 study of CM24, which increased our research and developments expenses in 2021, and is expected to continue to increase our research and development expenses in 2022, conducting two clinical studies during the entire year, and expanding the clinical development to additional arms upon completion of the dose escalation phases.

Research and development expenses also include compensation for our employees and consultants for medical, regulatory and development work. As of December 31, 2021, our research and development staff consisted of eleven full-time employees, which we may expand with additional employees, as we expand our research and development activities, including clinical trials.

We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future, as we continue to develop our therapeutic candidates.

Set forth below is a summary of the research and development expenses for the years ended December 31, 2021, 2020 and 2019. Virtually all the costs in such periods were incurred in connection with the development of NT219 and CM24.

	Year Ended December 31,
	2021	2020	2019	Total
	(U.S. dollars in thousands)
Total research and development expenses	11,827	7,238	2,278	21,343

In addition to the major cost of pre-clinical studies, clinical trials, and CMC development, research and development expenses include consulting expenses for regulatory and project management work required for the development of our therapeutic candidate portfolio. Set forth below is a summary of our research and development expenses based on the type of expenditure.

	Year Ended December 31,
	2021	2020	2019
	(U.S. dollars in thousands)
Payroll expenses and related expenses	1,721	1,209	804
Share-based payments	557	756	238
Service provider	9,549	5,273	1,236

	11,827	7,238	2,278

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our therapeutic candidates for potential commercialization. Our future research and development expenses will depend on the success of the preclinical and clinical trials for our therapeutic candidates, as well as the availability of resources and based on ongoing assessments of the commercial potential of our products or therapeutic candidates and other drug candidates we may acquire. In addition, we cannot forecast with any degree of certainty which products or therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.”

As we obtain results from preclinical studies and/or clinical trials, we may elect to discontinue or delay development and preclinical studies and/or clinical trials for certain products or therapeutic candidates in order to focus our resources on more promising therapeutic candidates or projects. Alternatively, we may elect to allocate more resources towards our current products and therapeutic candidates than currently anticipated. Completion of preclinical studies and/or clinical trials by us or by our future licensees may last several years or more, although the exact duration generally varies based on the nature, complexity, novelty and intended use of a therapeutic candidate. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business, Operations and Regulatory Matters.”

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of compensation for directors, employees and consultants in executive and operational functions. Other significant selling, general and administrative expenses include professional fees of outside accounting and legal services, travel costs, insurance premiums and legal expenses, less reimbursement of legal expenses associated with class action claims.

Expenses (income) on account of warrants

Expenses (income) on account of warrants comprises mainly the fair value adjustments of warrants. As more fully described in Note 10, Note 16 and Note 19B to our audited financial statements, each of the warrants issued in connection with financing rounds on (i) May 8, 2020, (ii) April 19, 2020, (iii) January 2019 and (iv) June 2018 were considered a derivative instrument (due to a cashless exercise feature) and were recorded as a liability. Each of the warrants described in this paragraph were listed for trading, and as a result the cashless feature expired. The Company reclassified the warrants to receive equity according to such warrants’ respective fair value on their respective listing date. The changes in the warrants’ fair value were recorded as financial expenses.

Finance Income and Finance Expense

Finance expense comprises primarily changes in the fair value of financial liabilities as well as bank fees. Finance Income comprises changes in the fair value of financial liabilities and interest income from funds held in bank deposits.

Discontinued Operation

As previously discussed, COVID-19 adversely impacted the launch of Consensi in the United States, such as the strict measures which did not allow visits of relevant physicians by sales representatives, or by the limited attention by health professionals towards new drugs. In October 2021, the Company agreed, together with its then U.S. distributor for Consensi, Coeptis Pharmaceuticals Inc., to terminate the Distribution Agreement. Despite our efforts to identify an alternative distributor for Consensi in the U.S., we concluded that commercialization of Consensi, both in the U.S market and elsewhere, is not likely to generate significant revenue and achieve profitability in the near term. In order to reduce the expenses involved in maintaining the product, we decided to discontinue Consensi-related activities and to allocate the funds to our core oncology-related activities. In parallel, the agreements with Kuhnil Pharmaceuticals Inc. concerning the territory of South Korea and Hebei Changshan Biochemical Pharmaceutical Co., Ltd. concerning the territory of China were terminated. Consequently, the Company is reporting Consensi as a discontinued operation. Loss from discontinued operation in 2021 was $0.6 million compared to profit from discontinued operation of $0.6 million in 2020. The decrease in profit is mainly due to a decrease in revenues generated in 2021 as compared to 2020. The following table describes the financial results of the discontinued operation:

	2021	2020	2019
	USD thousands

Results of discontinued operation
Revenue	-	1,000	1,000
Expenses	642	373	1,485
Loss (profit) for the year	642	(627)	485

Loss (profit) for the year attributable to the owners of the Company:

From discontinued operation	642	(627)	485

Loss (profit) per share
Basic & diluted loss (profit) per ADS – USD from Discontinued operation	0.04	(0.05)	0.25

Cash flows from discontinued operation
Net cash (used in) from operating activities	(374)	1,705	(1,968)
Net cash (used in) from investing activities	-	-	-
Net cash (used in) from financing activities	-	-	-

	(374)	1,705	(1,968)

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

Fair value measurement of non-trading derivatives

We had non-registered warrants that were classified as derivative liabilities. The fair value of such warrants was determined using the Black & Scholes valuation method. During 2019 and 2020, these warrants were registered and therefore they were reclassified from financial liabilities to equity in their fair value using the Black & Scholes valuation method. At the end of 2020 we no longer had such derivatives, since all such warrants were registered. See also Finance Income and Finance Expense above for the effect of such changes on our profit and losses.

Assessment of Probability of Contingent Liabilities

The company makes assessments whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company.

Recoverability of Intangible Assets

The Company performs an impairment test relating to its intangible assets with indefinite useful life, comparing its recoverable amount with its carrying amount.

Restatement and Revision of Previously Issued Financial Statements

As described in Note 4 to our audited financial statements contained elsewhere in this report, we restated our audited financial statements as of and for the years ended December 31, 2020 and 2019 to reflect the discontinued operation described above. The impact of the restatement is reflected in Management’s Discussion and Analysis of Financial Condition and Results of Operations below.

A.	Operating Results

Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020

Research and Development Expenses

Research and development expenses for the year ended December 31, 2021 were $11.8 million, an increase of $4.6 million, or 64%, compared to $7.2 million for the year ended December 31, 2020. The increase was primarily due to increased expenses related to the ongoing NT219 and CM24 clinical trials, including the manufacturing of drugs for the studies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, net of reimbursement from insurance for legal fees, for the year ended December 31, 2021 were $6.1 million, compared to $6.0 million for the year ended December 31, 2020, an increase of $0.1 million.

Operating Loss

Our operating loss for the year ended December 31, 2021 amounted to $17.9 million, an increase of $4.7 million, or 36%, compared to $13.2 million for the year ended December 31, 2020. The increase was mainly due to the increase in research and development expenses.

Adjusted Operating Loss

On a non-IFRS basis adjusted operating loss for the year ended December 31, 2021 was $15.8 million, an increase of $5.2 million, compared to $10.6 million for the year ended December 31, 2020, mainly due to the increased expenses for clinical studies and manufacturing of drugs for these studies.

Finance Income, net

Finance income, net for the year ended December 31, 2021 was $100 thousand in comparison to net finance expense of $15.5 million for the year ended December 31, 2020. The decrease was primarily due to a $15.7 million decrease in expenses on account of warrants, mainly from a change in the fair value of derivatives in 2020.

Loss for the Period

Our net loss for the year ended December 31, 2021 amounted to $18.5 million, or $1.05 per basic and diluted ADS, compared to a net loss of $28.1 million, or $2.45 per basic and diluted ADS, in 2020. The decrease in net loss was mainly due to $15.7 million in expenses related to a change in the fair value of derivatives, offset by an increase of $4.7 million in operating expenses.

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

Research and Development Expenses

Research and development expenses for the year ended December 31, 2020 were $7.2 million, an increase of $4.9 million, or 213%, compared to $2.3 million for the year ended December 31, 2019. The increase resulted primarily from expenses related to the NT219 clinical trials initiated in 2020 and the preparation for the anticipated initiation of the CM24 clinical trials, including manufacturing costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, net of reimbursement from insurance for legal fees, for the year ended December 31, 2020 were $6.0 million, an increase of $1.6 million, or 36.4%, compared to $4.4 million for the year ended December 31, 2019.

Operating Loss

Our operating loss for the year ended December 31, 2020 amounted to $13.2 million, compared with an operating loss of $6.7 million for the year ended December 31, 2019, a 97% increase mainly due to the increase in research and development expenses.

Adjusted Operating Loss

On a non-IFRS basis adjusted operating loss for the year ended December 31, 2020, was $10.6 million, an increase of $5.2 million from $5.4 million for the year ended December 31, 2019, mainly due to the increase in research and development expenses.

Finance Expenses, net

Finance expenses, net for the year ended December 31, 2020 was $15.5 million in comparison to finance income of $1.5 million for the year ended December 31, 2019. The change was primarily due to a $17.1 million increase in expenses on account of warrants, mainly from a change in the fair value of derivatives.

Loss for the Period

Our net loss for the year ended December 31, 2020 amounted to $28.1 million, compared to a net loss of $5.9 million for the year ended December 31, 2019, an increase of $22.2 million. The increase was due to a $17.1 million increase in expenses on account of warrants, mainly from a change in the fair value of derivatives, and an increase of $4.9 million in research and development expenses.

B.	Liquidity and Capital Resources

Our oncology therapeutic candidates are in the research and development stage and therefore, we do not generate revenues from those candidates. Since commencement of our operations as a pharmaceutical research and development company, our activities have primarily been financed by equity offerings, as well as private loans which were subsequently fully repaid. We have raised gross proceeds of approximately NIS 52 million (approximately $9.2 million based on the representative rates of exchange on the dates of the closings, March 3, 2014, September 3, 2014, and March 30, 2015) from our public offerings on the TASE, approximately $13.0 million from our initial public offering on NASDAQ in November 2015, approximately $12.0 million for our follow-on public offering on NASDAQ in July 2016, approximately $3.5 million from a registered direct offering in July 2017, approximately $8.1 million from a registered direct offering in June 2018 and approximately $6.0 million from a registered direct offering in January 2019.

In January 2020, we raised $3.5 million in a private placement as part as part of the acquisition of FameWave, approximately $6.0 million registered direct offering in March 2020, approximately $6.5 million registered direct offering in April 2020, approximately $10.0 million registered direct offering in May 2020 and approximately $35.0 million registered direct offering in June 2020.

On June 9, 2021, we entered into the Sales Agreement, with Jefferies, for the sale of ADSs, representing our ordinary shares offered by the prospectus supplement filed on June 9, 2021, and the accompanying prospectus. In accordance with the terms of the Sales Agreement, we may offer and sell ADSs having an aggregate offering price of up to $50,000,000 from time to time through Jefferies, acting as our agent. During the twelve months ended December 31, 2021, the Company sold, under the Sales Agreement 126 thousand ADSs under the ATM program, at an average price of $4.46 per ADS. Net proceeds to the Company, were approximately $0.54 million, net of issuance expenses.

As of December 31, 2021, we had on hand approximately $47.4 million in cash and cash equivalents, and in short and long-term deposits. We believe that our current cash and cash equivalents are sufficient to satisfy liquidity requirements for the next 12 months. Since we do not know whether, if at all, we will generate significant revenues from our therapeutic candidate should we decide to continue the development of CM24 and NT219, and to develop any additional therapeutic candidates, we may need substantial additional funds to acquire, develop, and/or commercialize such therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our long-term capital requirements will depend on many factors, including:

●	the regulatory path of our therapeutic candidates;

●	our ability to successfully commercialize our CM24 and NT219 therapeutic candidates, including securing commercialization agreements with third parties, favorable pricing and market share;

●	the progress, success and cost of our preclinical studies and/or clinical trials, and research and development programs;

●	the costs, timing and outcome of regulatory review, obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Cash Flow

Operating activities

For the year ended December 31, 2021, net cash flow used in operating activities was approximately $14.9 million compared to approximately $13.8 million and $3.6 million for the years ended December 31, 2020 and 2019, respectively. The increase of $1.1 million in net cash flow used in operating activities in 2021 compared to 2020 was due to an increase in operating losses, net of adjustments, offset by a decrease in net change in assets and liabilities. The increase of $10.2 million in net cash flow used in operating activities in 2020 compared to 2019 was mainly due to an increase in R&D expenses offset by a decrease in net change in assets and liabilities. The cash used in operating activities consisted of expenses associated with expenses related to expenses for the development of NT219 and CM24 and to general and administrative expenses.

Investment activities

Net cash provided by investing activities from continuing operation was $13.4 million for the year ended December 31, 2021, compared to net cash used in investing activities from continuing operation of $49.6 million for the year ended December 31, 2020. This change was mainly attributed to a decrease in short and long-term deposits of $13.1 million for the year ended December 31, 2021 compared to an increase in short and long term deposits of $49.6 million for the year ended December 31, 2020, which is a result of funds raised during 2020.

Financing activities

For the year ended December 31, 2021, financing activities consisted of $1.2 million from exercise of warrants and $0.6 million net proceeds from our ATM facility. For the year ended December 31, 2020, financing activities consisted of $3.5 million net proceeds received from the January 2020 private placement as part of the FameWave acquisition, $4.6 million net proceeds from the March 2020 public offering in the United States, $7.1 million net proceeds from the April 2020 warrant exercise transaction, $8.4 million net proceeds from the May 2020 registered direct offering, and $31.0 million net proceeds from the June 2020 registered direct offering. For the year ended December 31, 2019, financing activities consisted of $5.1 million of net proceeds received from the January 2019 issuance of ADSs in a registered direct offering and unlisted, unregistered warrants in a concurrent private placement. The net proceeds from the financing activities in 2021, 2020 and 2019 were used to finance the operating activities of the Company.

Discontinued operation activities

For the year ended December 31, 2021, 2020 and 2019 cash from (used in) in discontinued operation was $(0.4) million, $1.7 million, and $(2.0) million respectively. The decrease in cash used in the discontinued operation was due to decrease in research and development expenses and revenues received.

As of December 31, 2021, we had no borrowings.

As of December 31, 2021, and as of the date of this Annual Report on Form 20-F, we had no commitments for capital expenditures.

Contractual obligations and off-balance sheet balances

Our long-term contractual obligations include mainly a lease agreement for our offices with remaining term of four years (see also item 3(D) Property, Plant and Equipment) with non-current lease liability of $550 thousand.

In October 2021, the Company received a convertible note in the amount of $1.5 million. This convertible note was measured at zero fair value in the balance sheet.

C.	Research and Development, Patents and Licenses

See above under Item 5 - Operating and Financial Review and Prospects – A. Operating results – Components of Statement of Operations - Research and Development Expenses.”

D.	Trend Information

We are a pharmaceutical company which focuses its activities on the development of our therapeutic candidate. It is not possible for us to predict with any degree of accuracy the outcome of our research and development with regard to our therapeutic candidate. Our research and development expenditure is our primary expenditure, although we may incur substantial expenditures should we acquire any new therapeutic candidates. Increases or decreases in research and development expenditure are primarily attributable to the level and results of our CMC, preclinical studies and clinical trial activities and the amount of expenditure on those studies and trials.

E.	Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors, as of the date of this Annual Report on Form 20-F. The inclusion of any individual in this table does not necessarily imply that such individual is an officer or office holder as such terms are defined under applicable law.

Name	Age	Position
Eric Rowinsky, M.D.(1)	65	Independent Director and Chairman of the Board of Directors
Isaac Israel(4)	43	Chief Executive Officer and Director
Simcha Rock, CPA, MBA(1)(2)	71	Independent Director
Steven Steinberg(2)(3)	61	Independent Director
Ido Agmon, MBA(1)(3)	44	Independent Director
Robert Gagnon(2)(4)	47	Independent Director
Suzana Nahum-Zilberberg(3)(4)	51	Independent Director
Ori Hershkovitz	47	Independent Director

Gil Efron, CPA, MA	56	President and Chief Financial Officer
Hadas Reuveni, Ph.D.	54	Vice President of Research and Development
Michael Schickler, Ph.D.	64	Head of Regulatory and Clinical Operations
Bertrand Liang	59	Chief Medical Officer
Fabien Sebille	48	Chief Business Officer
Ido Morpurgo	49	Vice President of Operations
Nir Livneh	43	VP Legal Affairs

(1)	Member of Nominations Committee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Pricing Committee

Eric Rowinsky, M.D. has been Chairman of Purple Biotech’s Board since October 2019. Dr. Eric Rowinsky’s principal expertise is in the development and registration of novel therapeutics to treat cancer. Since July 2021, Dr. Rowinsky has served as the Chief Medical Officer of Hummingbird Biotherapeutics, a life-science company. From 2015 to 2021, Dr. Rowinsky has served as Executive Chairman of the Board of Directors and President of Inspira, Inc., (formerly Rgenix, Inc) and is currently serving as its President, Chairman of the Scientific Advisory Board, and Director. Dr. Rowinsky has also served as the Chief Scientific Officer of Clearpath Development Inc., from 2015-2021, and has served as a consulting Chief Medical Officer of Oncotartis, Inc. since 2018 and as an advisor to Everest Medicines, Inc. since 2017. Additionally, Dr. Rowinsky has been an independent consultant since 2016 and works with many other life science companies in providing expertise in developing and registering a wide range of novel cancer therapeutics. Dr. Rowinsky served as Executive Vice President, Chief Medical Officer and Head of Research and Development of Stemline Therapeutics, Inc., a clinical-stage biopharmaceutical company, from November 2011 until October 2015. Prior to joining Stemline, Dr. Rowinsky was co-founder and Chief Executive Officer of Primrose Therapeutics, Inc., a start-up biotechnology company, from June 2010 until its acquisition in September 2011. He also served as a drug development and regulatory strategy consultant to the ImClone-Lilly Oncology Business Unit and several other biopharmaceutical and life sciences companies from 2010 to 2011. From 2005 to 2009, Dr. Rowinsky was Executive Vice President and Chief Medical Officer of ImClone Systems Inc., where he led the FDA approval of Erbitux for head and neck and colorectal cancers and advanced eight other monoclonal antibodies through clinical development. From 1996 to 2004, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center, including Director of the Institute of Drug Development, or IDD, and the SBC Endowed Chair for Early Drug Development at the IDD. From 1996 to 2006, he was a Clinical Professor of Medicine at the University of Texas Health Science Center at San Antonio. From 1988 to 1996, Dr. Rowinsky was an Associate Professor of Oncology at The Johns Hopkins University School of Medicine. He was a longstanding National Cancer Institute principal and co-principal investigator from 1990 to 2004, and was integrally involved in pivotal clinical and preclinical investigations that led to the development of numerous cancer therapeutics, including paclitaxel, docetaxel, topotecan, irinotecan, erlotinib, gefitinib, ramucirumab, tagraxofusp and temsirolimus among others. Dr. Rowinsky was also an Adjunct Professor of Medicine at New York University School of Medicine (2008-2018). Dr. Rowinsky presently serves on the boards of directors of the public companies Biogen Idec, Inc., Fortress Biosciences, Inc., and Verastem Inc. Dr. Rowinsky formerly served on the boards of directors of the public companies Navidea Biopharmaceuticals Inc. (2010-2018), BIND Therapeutics (2014-2016), and Biophytis S.A. (2018-2019), as well as at a number of privately held companies. Dr. Rowinsky received a B.A. degree from New York University (1977) and an M.D. degree from Vanderbilt University School of Medicine (1981). Dr. Rowinsky completed his residency in internal medicine at the University of California, San Diego (1984) and completed his fellowship in medical oncology at The Johns Hopkins Oncology Center (1987).

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

Simcha Rock, CPA, MBA, has served a member of Purple Biotech’s Board since July 2013. Mr. Rock also served as a strategic consultant to us during 2019. Mr. Rock served as our Chief Financial Officer from July 2013 until he retired from such position as of December 31, 2018. Prior to joining us, Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a B.A. degree from Yeshiva University and an MBA degree from Cleveland State University.

Steven Steinberg has served as a member of Purple Biotech’s Board since July 2016. Since April 2017, Mr. Steinberg has been an independent financial consultant. From January 2015 through March 2017, Mr. Steinberg served as the chief financial officer of Glide Talk Ltd., a technology company in the video messaging and wearable technology arenas. From September 2013 to October 2014, Mr. Steinberg served as vice president, finance at Client Connect Ltd., a subsidiary of Conduit Ltd., and subsequent to an acquisition, of Perion Network, Ltd. a NASADQ listed company. Between August 2011 and August 2013, Mr. Steinberg acted as an independent financial consultant. From December 2002 until July 2011, Mr. Steinberg was employed by Answers Corporation, a NASDAQ listed company, where he served as chief financial officer. Prior to 2002, Mr. Steinberg held a number of finance and chief financial officer roles, following a ten-year period of service as an audit manager at Coopers & Lybrand (currently PricewaterhouseCoopers, LLP) in New York City. Mr. Steinberg holds a Bachelor of Business Administration degree from Florida International University – School of Business Administration, and was certified as a certified public account in New York State.

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

Robert Gagnon, MBA has served as a member of Purple Biotech’s Board since March 2021. Mr. Gagnon currently serves as Chief Business and Financial Officer of Verastem Oncology, a biopharmaceutical company committed to advancing new medicines for patients battling cancer. Before joining Verastem in 2018, Mr. Gagnon served as the Chief Financial Officer at Harvard Bioscience, Inc. Prior to this, Mr. Gagnon served as Executive Vice President, Chief Financial Officer and Treasurer at Clean Harbors, Inc., as well as Chief Accounting Officer and Controller at Biogen Idec, Inc. Earlier in his career, Mr. Gagnon worked in a variety of senior positions at Deloitte & Touche, LLP, and PricewaterhouseCoopers, LLP. Mr. Gagnon holds an M.B.A. degree from the MIT Sloan School of Management and a Bachelor of Arts degree in accounting from Bentley College.

Suzana Nahum-Zilberberg has served as a member of Purple Biotech’s Board since May 2021. Ms. Nahum-Zilberberg currently serves as Vice Chairman of the Board of BioLight Life Science, which is traded on the Tel Aviv Stock Exchange, and from 2011 to 2020 served as the chief executive officer of BioLight. Ms. Nahum-Zilberberg also serves as a director at Human Xtention Ltd. and Nextferm Technologies Ltd., both of which are traded on the Tel Aviv Stock Exchange, and a number of private companies. Prior to joining BioLight, Ms. Nahum-Zilberberg held a number of leadership positions at Teva Pharmaceuticals Industries, including Vice President of Asia and Pacific and Director in the office of the President and chief executive officer. Ms. Nahum-Zilberberg holds a B.A. degree in accounting and economics and a M.B.A. degree, both from Tel Aviv University, a Certified Director degree from Tel Aviv University, and studied at the INSEAD Asian International Executive Program. She is a certified public accountant.

Ori Hershkovitz has served as a member of Purple Biotech’s Board since December 2021. Mr. Hershkovitz has held various positions in life sciences investment funds over many years. Mr. Hershkovitz has served as a board member and a senior advisor to private and public biotechnology and healthcare companies since 2010. Mr. Hershkovitz currently serves on the Board of Directors of Matricelf Ltd. (TASE: MTLF), and from 2013 to 2016 was a member of the Board of Directors of MicroMedic Ltd. (TASE:MCTC) and Medigus Ltd. (Nasdaq: MDGS). From 2015 to 2019, Mr. Hershkovitz served as a Managing Partner and chief investment officer of Nexthera Fund, a healthcare hedge fund based in New York, managing over $400 million in assets. From 2006 to 2014, Mr. Hershkovitz was the Managing Partner and Head of Research at Sphera Fund in Tel Aviv, managing over $700 million in assets. From 2001 to 2006, Mr. Hershkovitz served as Senior Pharmaceutical Equity Analyst at Leader & Co. Investment House Ltd. in Tel Aviv, and from 1999 to 2001, he was a Pharmaceutical Equity Analyst at Ilanot Batucha Investment House Ltd. Mr. Hershkovitz holds a B.A degree in Business Administration and Finance from Tel Aviv University, and is a licensed investment advisor.

Gil Efron has served as our President and Chief Financial Officer since June 2021. Prior to that, Mr. Efron served as our Deputy Chief Executive Officer and Chief Financial Officer, from October 2018. Prior to joining us, Mr. Efron served as Deputy CEO and CFO of Kamada Ltd., a NASDAQ and TASE dual-listed plasma-derived protein therapeutics company, from September 2011 to November 2017. Prior to that, Mr. Efron served as the CFO of NASDAQ listed RRsat Global Communications Ltd. (Nasdaq: RRST), from September 2005 to March 2011. Prior to that, Mr. Efron served in various finance executive positions. Mr. Efron holds a B.A. degree in Economics and Accounting and an M.A. degree in Business Administration from the Hebrew University of Jerusalem and was granted a certified public accountant’s license in Israel.

Dr. Hadas Reuveni, Ph.D. has served as the Company’s Vice President of Research and Development since 2017. Dr. Reuveni, a co-inventor of the TyrNovo technology, received her Ph.D., Summa Cum Laude, for anti-cancer drug discovery from the Hebrew University of Jerusalem. Dr. Reuveni has been involved in the scientific projects in TyrNovo’s portfolio since 2005 and has more than two decades of research and development experience in biotechnology. From 2005 to 2012, Dr. Reuveni served as the Chief Executive Officer of NovoTyr Ltd., a biotech start-up company, a predecessor company to TyrNovo, developing small molecules for the treatment of cancer and neurodegenerative diseases, which was established by Dr. Reuveni and Prof. Levitzki in 2005. Dr. Reuveni also founded and served as a director and Chief Science Officer of AngioB Ltd., a start-up company that developed GPCR-based agents for multiple indications, between 2006-2010. Prior to these roles, Dr. Reuveni was the director of research & development at Keryx Biopharmaceuticals (NASDAQ:KRX) between 2001-2004. Dr. Reuveni has served as a scientific consultant for Integra Holdings Ltd., Campus Bio Management Ltd. and BioLineRX (NASDAQ/TASE BLRX). Dr. Reuveni holds a B.Sc. degree in chemistry, an M.Sc. degree in biological chemistry and a Ph.D. in biological chemistry and drug discovery, all from the Hebrew University of Jerusalem, Israel.

Michael Schickler, Ph.D., has served as the Company’s Head of Regulatory and Clinical Operations since January 2020. Prior to assuming this role, Dr. Schickler served as the Chief Executive Officer of FameWave until the closing of the FameWave Acquisition. Dr. Schickler has also provided consulting services for medical device and healthcare companies since July 2018, advising on various matters pertaining to biopharmaceutical drug development, including as a consultant to the Company since March 2019. From May 2001 to July 2018, Dr. Schickler served as Chief Executive Officer of CureTech Ltd. (“CureTech”), a biotechnology company developing novel immunotherapies for the treatment and control of cancer. During his time at CureTech, Dr. Schickler led the company from the establishment of its operations through its development into a clinical-stage company with activities spanning basic research through GMP manufacturing and worldwide clinical operations. Dr. Schickler has served on the board of directors of CureTech since October 2018 and previously served on the board of directors of Accellta Ltd. Dr. Schickler received his Diploma in Business Administration from the University of Lincoln, Lincoln, United Kingdom, his Ph.D. in Biology from The Weizmann Institute of Science, Rehovot, Israel and his B.Sc. degree in Biology from The Faculty of Life Sciences, Tel Aviv University, Israel.

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

Fabien Sebille, Ph.D., has served as our Chief Business Officer since December 2021. Previously, Dr. Sebille served as Executive Director of Business Development and in different senior business development positions, at Debiopharm International SA, a Swiss-based privately-held biopharmaceutical company focused on drug development in oncology and infectious diseases. Earlier in his career, Dr. Sebille led business development activities at the competitiveness cluster Alsace Biovalley in Strasbourg, France, and was co-founder of TcLand Expression (which merged with OSE Immunotherapeutics (Euronext: OSE) in 2016), a biotech company that brought several therapeutics to different stages of clinical development. Prior to that, Dr. Sebille served as Technology Transfer Officer at the Technology Transfer Office of the Medical Research Council. Dr. Sebille holds a Ph.D. in Immunology from the University of Nantes in France and completed his academic training with a post-doctoral fellowship at Imperial College, London.

Ido Morpurgo has served as the Company’s Vice President of Operations since August 2020. Most recently Mr. Morpurgo served as a Vice President Global Operations at Laline Israel from August 2019 until August 2020, and prior to that as Procurement Director at Kamada Ltd. from May 2015 until July 2019. Mr. Morpurgo holds a Bachelor of Science degree in Economics from the Hebrew University of Jerusalem, Israel, and an LLM degree from Bar Ilan University.

Nir Livneh has served as our Vice President Legal Affairs since June 2021. Prior to joining us, Mr. Livneh served as Legal Counsel at ICL Group Ltd. (NYSE and TASE: ICL), a global specialty minerals and chemicals company, from February 2019 to June 2021. Prior to that, Mr. Livneh served as the General Counsel of PolyPid Ltd. (NASDAQ: PYPD), a late-stage biopharma company, from April 2018 to February 2019. Prior to that, Mr. Livneh served as the General Counsel of Kamada Ltd. (NASDAQ and TASE: KMDA) a plasma-derived protein therapeutics company, from January 2010 to April 2018. Prior to that, Mr. Livneh worked as an associate at Raved Magriso Benkel & Co., from January 2007 to January 2010. Mr. Livneh holds an LL.B in Law and a B.A in Business Administration from the Interdisciplinary Center Herzliya, Israel and an LL.M degree from the Tel Aviv University, Israel. Mr. Livneh was admitted to the Israeli bar association in 2006.

B.	Compensation

The aggregate compensation paid and in-kind benefits granted to or accrued on behalf of all our directors and officers for their services, in all capacities, to us during the year ended December 31, 2021, was approximately $3.8 million. As of December 31, 2021, the total amount set aside as an actuarial estimate by us to provide pension, retirement or similar benefits to our officers (we do not provide any such benefits to our directors in such capacities) was in the aggregate amount of approximately $292 thousand.

Our directors and executive officers hold exemption and indemnification letters and are covered under our director’s and officer’s liability insurance policy. For information on exemption and indemnification letters granted to our officers and directors, see “Item 6 Directors, Senior Management and Employees—C. Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers”.

As of December 31, 2021, (i) options to purchase 6,761,851 of our ordinary shares granted to our officers and directors were outstanding, of which options to purchase 3,794,971 of our ordinary shares have vested; and (ii) 2,306,250 restricted stock units (“RSUs”) awarded to our officers and directors were outstanding. For information regarding our 2016 Equity-Based Incentive Plan, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—2016 Equity-Based Incentive Plan.” For information regarding the corporate approvals for officer and director compensation, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Compensation of Directors and Executive Officers.”

Director Compensation

We currently pay our independent and non-executive directors (other than our chairman) an annual fee of $40,000 for services as a member of our Board of Directors, an additional $3,500 annual fee for service on each permanent Board committee, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary (if applicable); provided, however, that the maximum annual fee for services on our Board of Directors, on Board committees and/or on the board of directors of any subsidiaries shall not exceed $47,000. The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel are paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. We pay Dr. Rowinsky, the chairman of our Board of Directors, an annual fee of $60,000 for services as a member of our Board of Directors, as Chairman of the Board, for service on any committee of the Board of Directors, and for service on the board of directors of a subsidiary. All such director annual fees shall be paid pro-rata for any service during part of a year.

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

At the annual general meeting of the Company’s shareholders, held on December 29, 2021, our shareholders approved, following the approval of our Compensation Committee and Board of Directors, the grant of the following equity-based awards: (i) to Dr. Eric Rowinsky, the Chairman of our Board of Directors, consisting of options to purchase up to 150,000 ordinary shares; (ii) to each of the directors appointed during 2021, namely Robert Gagnon, Suzana Nahum-Zilberberg and Ori Hershkovitz, options to purchase up to 112,500 ordinary shares and 112,500 RSUs. Each of the equity awards vest over a period of three years from the date of grant, with one-third of each of the awards vesting on the first anniversary of the date of grant and an additional 8.33% of each of the awards vesting at the end of each subsequent three-month period thereafter, subject to such individual’s continued engagement on each applicable vesting date. The options have an exercise price equal to $4.7 (which was equal to the average closing price of our ADSs on the Nasdaq Capital Market during the 30 days prior to the date of the approval of the award by our Board of Directors divided by ten). The equity awards were granted under our 2016 Equity-Based Incentive Plan, and in accordance with the terms of the plan the foregoing awards are subject to acceleration upon certain change of control events as set forth in the applicable award agreements.

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, other than our Chief Executive Officer and Director, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

To our knowledge, there are no agreements and arrangements between any director and any third-party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

Executive Compensation

The table below sets forth the annual compensation paid to each of our five most highly compensated office holders (as defined in the Companies Law) for the year ended December 31, 2021, broken out by component and on an individual basis, as recorded in our financial statements for such year. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis, rather we are required under Israeli law to disclose in the proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as recorded in the Company’s financial statements for such year.

Name	Position	Salary or other expenses[1]	Bonus expenses and accruals	Share-based expenses[2]	Total[3]
Isaac Israel	Chief Executive Officer and Director	398,425	118,801	521,332	1,038,558

Gil Efron	President and Chief Financial Officer	357,052	101,326	298,436	756,814

Dr. Bertrand Liang	Chief Medical Officer	340,520	54,878	215,348	610,746

Dr. Hadas Reuveni	Vice President of Research and Development	249,939	78,627	164,048	492,614

Dr. Michael Schickler	Head of Regulatory and Clinical Operations	200,477	81,090	145,968	427,535

1	Includes social benefits, such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law, and car lease or vehicle use reimbursement related benefits.

2	The fair value of share-based payments was estimated using the fair value of such warrants.

3	The total compensation amounts do not include any amounts recorded for an increase in actuarial estimate calculations for post-employment benefit liabilities for the office holder, nor any accruals for unused vacation time. Compensation amounts which were paid or otherwise measured in NIS have been translated into US$ for purposes of this report at average representative exchange rates for the year.

Agreements with Executive Officers

We have entered into engagement agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable laws.

Agreement with Mr. Isaac Israel

In September 2014, we entered into an employment agreement with Mr. Isaac Israel as our chief executive officer for the provision of services on an 80% basis. Effective as of May 1, 2016, Mr. Israel increased the scope of his engagement with the Company to 100%. As of May 1, 2016, Mr. Israel is engaged via a services agreement with Uneri Capital Ltd., a private company wholly owned by Mr. Israel, provided, however, that there is no difference to our costs and expenses for such engagement as a service provider instead of as an employee. Effective as of January 1, 2017, we pay Uneri Capital a monthly fee of $26,250 and a car allowance at a monthly cost of up to NIS 5,000 (approximately $1,607). The fee, and all other payments derived from a multiple of the fee that we pay Uneri Capital is paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. The service agreement may be terminated by either party upon 120 days’ advance notice to the other party. In addition, Mr. Israel is entitled to the following additional compensation:

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

Special bonus based on either a Merger Transaction, Fund Raise or a Commercialization Transaction. A special bonus equal to: (i) 3.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 2.0% of our valuation for the next $20 million layer of valuation (i.e., above $30 million but less than $50 million), plus an additional 1.0% of our valuation for the layer of valuation above $50 million; provided that in any event Mr. Israel will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $2,000,000. A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; and (ii) 3.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus 2.0% of cumulative revenues above $30 million but less than $50 million, plus 1.0% of cumulative revenues above $50 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Mr. Israel will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Mr. Israel will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $2,000,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million. Any special bonus to be paid to Mr. Israel with respect to a Commercialization Transaction shall be subject to the limitation that any special bonuses to office holders of the Company together with any fees paid to advisors, bankers and such in connection with the Commercialization Transaction shall be in aggregate no more than 17% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, and no more that 14% of cumulative revenues above $30 million.

For the approval of compensation arrangements with directors and executive officers, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Compensation of Directors and Executive Officers.”

C.	Board Practices

Board of Directors

Our board of directors presently consists of eight directors. All of our directors also serve as directors of our subsidiaries TyrNovo and FameWave, and Mr. Israel and Mr. Efron serve as directors of Purple Biotech GmbH. Each of Dr. Rowinsky, Mr. Rock, Mr. Steinberg, Mr. Gagnon, Mr. Agmon, Ms. Nahum-Zilberberg and Mr. Hershkovitz qualifies as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Accordingly, a majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the members of our board of directors (the “Board”) (who are not external directors, if any were appointed), referred to as the “first class”; the “second class”; and the “third class”. If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). If the number of directors changes, the number of directors in each class will change in accordance with the foregoing rule. The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified. At our 2022 annual general meeting of shareholders, the appointment of the directors included in the first class (Dr. Rowinsky, Mr. Agmon and Mr. Gagnon) shall end. At our 2023 annual general meeting of shareholders, the appointment of the directors included in the second class (Messrs. Rock and Steinberg) shall end. At our 2024 annual general meeting of shareholders, the appointment of the directors included in the third class (Mr. Israel, Ms. Nahum-Zilberberg and Mr. Hershkovitz) shall end.

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise (as defined in regulations promulgated under the Companies Law). Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Rock, Mr. Steinberg, Ms. Nahum-Zilberberg, Mr. Hershkovitz and Mr. Gagnon are each deemed to have such expertise.

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

Should any person or entity in the future be deemed to be a controlling shareholder (as defined in Section 1 of the Companies Law), we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our audit committee and compensation committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the board of directors.

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

Audit Committee Role

Under the Companies Law, the roles of the audit committee are, among others, as follows:

●	recommends to the board of directors to recommend to our shareholders to appoint and approve the compensation of the independent registered public accounting firm engaged to audit our financial statements;

●	monitors deficiencies in the management of the Company, among other things, in consultation with the independent registered public accounting firm and internal auditor, and advises the board of directors on how to correct such deficiencies;

●	decides whether to approve engagements or transactions that require the audit committee’s approval under the Companies Law relating generally to certain related party transactions and whether such transaction is “extraordinary” or “material” under the Companies Law. The audit committee must pre-determine procedures for a competitive process, or other procedures, before approving related party transactions with controlling shareholders, even if such transactions are deemed by the audit committee not to be extraordinary transactions. This process is to be supervised by the audit committee, or by any person authorized for such supervision, or via any other method approved by the audit committee;

●	determines the approval process for transactions that are not negligible, as well as determine which types of non-negligible transactions would require the approval of the audit committee. Non-negligible transactions are defined as related party transactions with a controlling shareholder, or in which the controlling shareholder has a personal interest, even if they are deemed by the audit committee not to be extraordinary transactions but which have been classified by the audit committee as non-negligible transactions;

●	meets and receives reports from both the internal auditors and the independent registered public accounting firm dealing with matters that arise in connection with their audits; and

●	regulates the Company’s rules on employee complaints, and implements a whistleblower protection plan with respect to employee complaints of business irregularities.

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

Our audit committee currently consists of Mr. Steven Steinberg, Mr. Rob Gagnon and Mr. Simcha Rock. Mr. Steinberg serves as the Chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our board of directors has determined that each of Steven Steinberg, Robert Gagnon and Simcha Rock are audit committee financial experts as defined by the SEC rules and all of the audit committee members have the requisite financial experience required by the NASDAQ Listing Rules.

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

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	to recommend to the board of directors (i) the compensation policy for directors and officers, (ii) once every three years, whether the compensation policy that had been approved should be extended for a period of more than three years; and (iii) updates to the compensation policy, from time to time. In addition, the compensation committee is required to periodically examine the implementation of the compensation policy; and

●	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee.

In addition to the roles mentioned above, our compensation committee also makes recommendations to our board of directors regarding the awarding of employee equity grants.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the provisions of the Companies Law, rules and regulations of the SEC and the NASDAQ Listing Rules.

Our compensation committee currently consists of Mr. Steven Steinberg, Ms. Nahum-Zilberberg and Mr. Ido Agmon, who serves as the Chairman of the compensation committee.

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

Pursuant to the Israeli Companies Law, the compensation policy must generally be re-approved once every three years by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority for Compensation, as detailed above. Any amendment to the compensation policy requires the same approvals.

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

Nominations Committee

In September 2020, our Board of Directors established a nominations committee, whose role is (among other things) to identify, review and evaluate candidates to serve as members of the Board, consistent with criteria approved by the Board, recommend to the Board of Directors nominees for election as directors of the Company, and review and evaluate incumbent members of the Board. While our Board of Directors determined that that so long as we are a Foreign Private Issuer our nominations committee need not be composed solely of independent directors, our nominations committee currently consists of Dr. Eric Rowinsky, Mr. Ido Agmon and Mr. Simcha Rock, all of whom are independent directors. Dr. Eric Rowinsky serves as the Chairman of the nominations committee.

Pricing Committee

In April 2021, our Board of Directors established a non-independent pricing committee in connection with the establishment of our ATM program, whose role is to approve sales to be conducted pursuant to the Sales Agreement entered into in connection with the ATM program. Our pricing committee currently consists of Robert Gagnon, Isaac Israel and Suzana Nahum Zilberberg. Isaac Israel serves as the Chairman of the pricing committee.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be a related party or an office holder or a relative of a related party or of an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same. A “related party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. In July 2016, our Board of Directors, following the recommendation of our Audit Committee, resolved to appoint as the Company’s internal auditor Mr. Yisrael Gewirtz, a partner at Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International.

Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a fiduciary duty on all office holders of a company. The duty of care of an office holder is based on the definition of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

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

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third-party in which the office holder has a personal interest. However, a company may not approve a transaction or action that is not to the company’s benefit.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third-party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. The Companies Law provides that such a transaction, which is not an extraordinary transaction, may be approved by the board of directors, unless provided otherwise in the company’s articles of association. Our amended and restated articles of association provide that transactions in which officers have a personal interest that are not extraordinary transactions can be approved by the joint approval of our chief executive officer and chief financial officer (unless either of them has a personal interest in such transaction, in which case by one of our directors who does not have a personal interest in such transaction appointed by our board of directors for such purpose instead of such interested officer). If the transaction considered is an extraordinary transaction with either an office holder or with a third-party in which the office holder has a personal interest, then, pursuant to the Companies Law, audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see below “Compensation of Directors and Executive Officers.”

Any persons who have a personal interest in the approval of a transaction (except for a transaction with an office holder or with a third-party in which the office holder has a personal interest that is not an extraordinary transaction) that is brought before a meeting of the board of directors, or the audit committee, may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

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

Under the Companies Law and the Securities Law, 5738 – 1968 (“Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

●	a monetary liability imposed on him or her in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

●	expenses associated with an Administrative Procedure conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third-party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

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

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third-party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third-party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, monetary sanction or forfeit levied against the office holder.

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

We have issued letters of indemnity (the “Indemnity Letters”) to each of our current office holders pursuant to which we undertook to indemnify such office holders to the fullest extent permitted by applicable law, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our Board of Directors based on our activities, as set forth in the Indemnity Letters. According to the Indemnity Letters, the total accumulative sum of indemnification that may be paid by us to all office holders will not exceed a sum equal to 25% of our shareholders’ equity according to our latest audited or reviewed consolidated financial statements, as the case may be, as of the date of indemnification. The payment of indemnity amounts will not prejudice the right of office holders to receive insurance coverage benefits. Once we have paid to our office holders the aggregate maximum indemnity amount that we may pay to all our office holders, we will not pay additional indemnity amounts unless the payment of these additional amounts is approved by the authorized corporate bodies according to the applicable law at the time of payment of the additional indemnity sums, and subject to an amendment to our articles of association if required by applicable law at such time.

In addition, we have issued letters of exemption to each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law.

We expect to indemnify our officers and directors for obligations, including the deductibles for our directors’ and officers’ liability insurance policy, and we may be required to pay costs and expenses they may incur related to the 2015 Motion and the 2017 Motions described in “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”, pursuant to the Indemnity Letters issued to our directors and officers. In addition, we expect to indemnify Hadas Reuveni for obligations, including the deductibles for our directors’ and officers’ liability insurance policy, and we may be required to pay costs and expenses she may incur related to the BIRAD claim described in “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”, pursuant to the Indemnity Letter issued to her. To our knowledge, other than with respect to the foregoing proceedings, there is no previous or pending litigation or proceedings against any of our office holders as to which indemnification is being, or may be sought, nor are we aware of any other pending or threatened litigation or proceeding that may result in claims for indemnification by any office holder.

Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.	Employees

As of December 31, 2021, the Company had employees (including consultants on a full-time basis) as follows: (i) eight in business development, general and administrative roles; and (ii) eleven in research and development roles. All of such employees were located in Israel other than one employee in research and development who is located in the United States and one employee in business development located in Switzerland.

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

As of March 8, 2022, no officer or director beneficially owned 1% or more of our outstanding ordinary shares and all officers and directors as a group (15 persons) beneficially owned less than 1% of our ordinary shares.

2016 Equity-Based Incentive Plan

On April 18, 2016, we adopted the Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, or the 2016 Equity Incentive Plan. The 2016 Equity Incentive Plan provides for the grant to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, restricted share units (RSUs), restricted shares, with either our ordinary shares or ADSs underlying the applicable award. The 2016 Equity Incentive Plan provides for awards to be granted at the determination of our board of directors (who is entitled to delegate its powers under the 2016 Equity Incentive Plan to the compensation committee or audit committee of our board of directors) in accordance with applicable laws. The exercise price and vesting period of awards are determined by our board of directors. The number of ordinary shares currently reserved for the grant of awards under the 2016 Equity Incentive Plan is 35,000,000 ordinary shares. Our board of directors may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares reserved under the 2016 Equity Incentive Plan. As of December 31, 2021, non-tradable options to purchase 7,751,303 ordinary shares and 2,610,000 RSUs were outstanding under the 2016 Equity Incentive Plan.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 8, 2022, we are not aware of any person or entity to beneficially own 5% or more of Purple Biotech’s outstanding ordinary shares.

The beneficial ownership of Purple Biotech’s ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 8, 2022, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on 178,261,717 ordinary shares (not including 1 share held in treasury). Each one (1) ADS held represents ten (10) ordinary shares. The data presented is based on information disclosed in public regulatory filings in the U.S. or Israel, in accordance with applicable law.

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

Changes in Percentage Ownership by Major Shareholders

To our knowledge, the only significant changes in the percentage ownership held by our more than 5% shareholders as reported in our Annual Reports on Form 20-F during the past three years are as follows: (i) the ownership percentage of Empery Asset Management, LP increased to 8.9% in January 2019 and decreased to under 5% in 2020, (ii) the ownership percentage of Sabby Volatility Warrant Master Fund, Ltd. increased to 9.8% in June 2018, decreased to under 5% in January 2019, increased to 8.8% in January 2019, and decreased to under 5% in 2020, (iii) the ownership percentage of M. Arkin Ltd. increased to 11.0% in January 2020 and decreased to under 5% in 2020, (iv) the ownership percentage of OrbiMed Israel Partners Limited Partnership increased to 9.9% in January 2020 and decreased to under 5% in 2020, (v) the ownership percentage of Pontifax Group increased to 9.9% in January 2020 and decreased to under 5% in 2020, (vi) the ownership percentage of Armistice Capital Master Fund LLC increased to 5% in June 2018, decreased to under 5% in June 2018, increased to 5% in March 2020 and decreased to under 5% in June 2020, (vii) the ownership percentage of CVI Investments Inc. increased to 5% in March 2020 and increased to 7.25% in 2020 and decreased to under 5% following February 16, 2021, and (viii) the ownership percentage of Morgan Stanley decreased to under 5% in April 2021.

Record Holders

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents ten ordinary shares. As of March 8, 2022, BNY held 163,853,390 ordinary shares in custody representing 91.92% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

FameWave

Purple Biotech provides services to FameWave (including research and development services, corporate management, business development services, accounting services, legal services and others) and FameWave reimburses Purple Biotech at the rate of cost plus 5% for these services.

TyrNovo

Purple Biotech provides services to TyrNovo (including research and development services, corporate management, business development services, accounting services, legal services and others) and TyrNovo reimburses Purple Biotech at the rate of cost plus 5% for these services.

Purple Biotech GmbH

Purple Biotech provides services to Purple Biotech GmbH (including research and development services, corporate management, business development services, accounting services, legal services and others) and Purple Biotech GmbH reimburses Purple Biotech at the rate of cost plus 5% for these services.

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

2015 Motion to Approve a Class Action in Israel

On December 3, 2015, we announced that we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 (the “2015 Motion”) which was filed against us and our directors at the Tel Aviv District Court (Economic Division). The 2015 Motion is with respect to asserted claims for damages to the holders of our securities listed on the Tel Aviv Stock Exchange, arising due to the public offering of our initial public offering of our securities in the U.S. during November 2015. In the 2015 Motion it was claimed that the class the petitioners are seeking to represent includes anyone holding our shares at the start of trading on November 22, 2015 exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof and excluding anyone whose rights to our shares derive from ADS certificates issued in the U.S to such extent as derived therefrom; and any holders of our Series 2 TASE listed warrants as of the start of trading on November 22, 2015, exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof (the “Purported Class”). The total amount claimed from all defendants, if the 2015 Motion is certified as a class action, as set forth in the motion is approximately NIS 16.4 million (approximately $5.3 million). In addition to this amount, the petitioners in the motion are seeking remedies in order to redress discrimination against the Purported Class owing to the dilution caused by the public offering, including the possibility that the Purported Class should be awarded from us amounts reflecting the losses of the Purported Class from a possible price increase in our shares following the announcement of the Phase III clinical trial results.

We announced that we reject the claims asserted in the 2015 Motion and delivered our response to the court, and a preliminary hearing was held by the court on September 12, 2016. At such hearing the court determined that certain claims of the petitioners in connection with alleged personal interests by affiliates of ours in connection with the public offering of our initial public offering of our securities in the U.S. during November 2015 are not part of the grounds for the 2015 Motion and no remedies shall be sought by the petitioners in connection therewith. The parties subsequently filed various motions in connection with discovery. On October 24, 2017, the court issued a ruling to stay proceedings in this matter until January 15, 2018 due to the then-ongoing formal investigation by the Israeli Securities Authority (respectively, the “ISA Investigation” and the “ISA”). This stay was subsequently extended by the court, which ruled that the stay of proceedings shall remain in place pending delivery of a notice to the court by the ISA with respect to an update on the ISA Investigation. At the request of the ISA, this stay was subsequently extended several times by the court. Following approval of an enforcement arrangement in connection with the ISA Investigation, the stay was lifted. On January 7, 2020, a pre-trial proceeding, prior to evidentiary hearing, took place. The evidentiary hearing is scheduled for April 27, 2022.

On November 8, 2016, a shareholder of ours submitted a request to the court in connection with the 2015 Motion to be excluded from the Purported Class and claiming to have independent causes of action and claims of approximately NIS 1 million (USD 322 thousand) (the “Petition to Exclude”). We responded to the court, and, amongst other arguments, we noted that pursuant to the Class Action Lawsuits Law 5766-2006 and the Regulations enacted thereunder, at the current stage of the court proceedings with respect to the 2015 Motion such shareholder cannot petition to be excluded from the Purported Class. The court ordered the shareholder to respond to our response and he has done so. In May 2018, the shareholder filed an independent lawsuit against us in the Haifa Magistrates Court seeking damages of approximately NIS 1.1 million (approximately USD 354 thousand) and for the purposes of the court fees, the amount claimed was reduced to 750,000 NIS (USD 241 thousand) (the “Separate Lawsuit”). In August 2018, the Haifa Magistrates Court transferred the Separate Lawsuit to the Tel Aviv Magistrates Court. We are of the view that such shareholder’s claims are identical to the asserted claims for damages in the 2015 Motion, and we notified the court of such and sought a stay of proceedings pending the outcome of the 2015 Motion. A preliminary hearing on our motion to dismiss the Separate Lawsuit and/or stay the proceedings was held in May 2019, at which the court dismissed the claim without prejudice. This shareholder subsequently filed a new separate claim against the Company in the Haifa District Court – Economic Division, which was transferred to the Tel Aviv District Court – Economic Division. In January 2020, the Tel Aviv District Court – Economic Division accepted the Company’s position that the shareholder’s claims are identical to the asserted claims for damages in the 2015 Motion, and entered a stay of proceedings pending the outcome of the 2015 Motion.

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

The remaining motion from the 2017 Motions (the “Surviving Motion”) was filed against us, our executive directors and certain of our present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that we included misleading information in our public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of approximately NIS 29 million (approximately $9.3 million). The court ordered a stay of proceedings due to the then-ongoing ISA Investigation. Following approval of an enforcement arrangement in connection with the ISA Investigation, the stay was lifted. On May 29, 2020 the petitioners in the Surviving Motion filed an amended lawsuit and motion to approve the lawsuit as a class action. On November 15, 2020, the respondents filed their responses to the amended motion to approve the lawsuit as a class action. Following the submission of these responses, and as suggested by the court, the parties attended mediation, but without success. The plaintiffs then filed a motion to submit a new expert opinion as a response to the respondents’ claims. The court approved the motion on January 3, 2022, and set a date for the plaintiffs’ answer to the respondents’ responses and expert opinion to be filed on April 4, 2022.

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

U.S. Class Actions

In February 2017, class actions lawsuits largely relating to the same matters were filed in the State of California and in the United States District Court for the Southern District of New York against us, our CEO and former CFO, and in the California lawsuits, against the underwriters of our November 2015 initial public offering in the U.S.A. We finalized a settlement agreement with respect to the class actions lawsuits which were filed in the State of California and in the U.S. federal courts against us, our CEO and former CFO, and in the California lawsuits, against the underwriters of our November 2015 initial public offering in the United States, which was approved by the court on March 22, 2019. Under the terms of the settlement, the classes in all of the actions received aggregate consideration of $2.0 million (the “US Settlement”). The US Settlement consideration, as well as ancillary expenses, were funded by our insurance carriers. The US Settlement contained no admission of wrongdoing and reiterates that we have always maintained and continue to believe that we did not engage in any wrongdoing or otherwise commit any violation of federal or state securities laws or other laws, including, without limitation, vigorous denials that our public statements were misleading; that we failed to disclose any material information from investors; that we acted in any deceitful manner; that any investment losses sustained by the classes were caused by our or other defendants’ alleged misconduct, and that they have any liability to the classes in these actions. The US Settlement also reiterates that our counsel also has researched the applicable law and believes that we and other defendants can successfully defend against all claims in the actions, and that they continue to believe that the claims asserted in the actions have no merit, and the classes have no evidence to support their claims.

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

BIRAD Lawsuit

On December 21, 2020, the University and BIRAD filed a statement of claim to the court against TyrNovo, its officer and others. In the claim, the petitioners allege that the University is the rightful owner of one of the patents owned by TyrNovo. The invention underlying the patent application is based on experiments which were performed under a services agreement between BIRAD and TyrNovo. The main remedy sought by the petitioners is a declaratory relief under which the University is declared the owner of such patent. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the probability of success or the scope of potential exposure, if any.

Other than as described above, we are not currently a party to any significant legal or arbitration proceedings involving any third-party, including governmental proceedings, pending or known to be contemplated, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

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

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2021.

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

Distribution Agreement

In early January 2019, we entered into an exclusive marketing and distribution agreement with Coeptis for the commercialization of Consensi in the U.S. market. The agreement provided for total milestone payments from Coeptis of $3.5 million, of which we received the initial $1 million milestone concurrent with finalization of the agreement, a $1.5 reimbursement payment upon completion of an agreed CMC plan. In addition, the agreement entitled us to 60% of Coeptis’ net profit on Consensi sales until such time as we have received $13 million in such profit distributions, following which we would then be entitled to 40% of Coeptis’ net profit on all subsequent Consensi sales. In October 2019, we amended the agreement with Coeptis. Under the terms of the amended agreement, we were entitled to receive 20% in royalties on net sales of Consensi with minimum royalties of $4.5M over three years. In addition, we were entitled to receive up to $99.5 million in milestone and reimbursement payments, of which $3.5 million was already received and $96 million was subject to certain pre-defined commercial milestones. The agreement was for a term of 15 years and could be extended for additional two-year terms, and included customary provisions, as well as certain residual rights and obligations of the parties following termination.

In October 2021, we and Coeptis agreed to terminate the distribution agreement and entered into a settlement agreement (the “Settlement Agreement”). In accordance with the Settlement Agreement, Coeptis transferred its remaining inventory of Consensi to the Company and in settlement of Coeptis’ outstanding obligations under the distribution agreement, issued to the Company a convertible note (the “Note”) in the amount of $1.5 million payable on or before February 2023 (the “Maturity Date”), bearing interest of 5% per annum, which may be converted in whole or in part at any time by the Company into Coeptis shares. The conversion price is $5 per share, subject to certain adjustments, under such terms and conditions as agreed between the parties and set forth in the Note. Coeptis may prepay the principal amount of the Note plus accrued and unpaid interest at any time prior to the Maturity Date. Coeptis also granted to the Company a warrant, exercisable for a period of three years, to purchase a number of Coeptis shares as set forth therein, with an exercise price that is the same as the conversion price as determined under the Note.

Rentschler Biopharma Manufacturing Agreement

We have entered into a master development services agreement with Rentschler in Germany, pursuant to which Rentschler shall manufacture CM24 batches for clinical studies for a total amount of $6.4 million over a period of two years. Rentschler has manufactured and provided two initial batches, and it is expected to manufacture additional batches future for our ongoing clinical trial. The manufacturing agreement contains various customary representations, warranties, indemnity, and intellectual property provisions. Pursuant to the Manufacturing Agreement, we entered into a Quality Agreement with Rentschler.

Other Agreements

For a description of other agreements, please see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business, Operations and Regulatory Matters”, “Item 4. Information on the Company – B. Business Overview – Intellectual Property”, “Item 4. Information on the Company- B. Business Overview - Intellectual Property –License Agreement with Tel HaShomer”, “Item 4. Information on the Company- B. Business Overview - Intellectual Property –Exclusive License Agreement with Yissum.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax rate is 23% since 2018.

Taxation of Shareholders

Capital Gains

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets by a non-resident of Israel if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

The tax rate applicable to capital gains derived from the sale of the Ordinary shares or ADSs, whether listed on a stock market or not, is marginal tax rate according to section 121 of The Israeli Income Tax Ordinance (New Version), 1961, (hereinafter: “The Ordinance”) but up to 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate as specified in section 126 of the Ordinance on capital gains derived from the sale of shares.

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

Payers of consideration for the Ordinary Shares or ADSs, including the purchaser, the Israeli stockbroker or the financial institution through which the Ordinary Shares or ADSs are held, are obligated, subject to certain exemptions, to withhold tax upon sale of Ordinary Shares or ADSs from the amount of consideration paid upon the sale of the securities (or on the Real Capital Gain realized on the sale, if known), at a rate of 25% for an individual or at a rate of corporate tax for a corporation (23% in 2018 and thereafter).

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

Non-Israeli residents (either an individual or a corporation) are generally subject to Israeli tax on the receipt of dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). Dividends distributed by an Israeli resident company from income, which is attributed to a Preferred Enterprise, to a non-Israeli resident (either an individual or a corporation) are generally subject to withholding tax at a rate of 20%. These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel and is subject to certain exemptions under such treaty.

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

Passive Foreign Investment Company Consequences

We likely were classified as a Passive Foreign Investment Company (PFIC) for the 2021 tax year. If we are indeed so classified for 2021 or in any other taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Foreign Account Tax Compliance Act

FATCA imposes withholding tax on certain types of payments made to foreign financial institutions and certain other non-U.S. entities. The legislation imposes a 30% withholding tax on dividends on, or, subject to the discussion of certain proposed Treasury Regulations below, gross proceeds from the sale or other disposition of, our ADSs paid to a “foreign financial institution” or to certain “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the United States regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Department of the Treasury. The U.S. Treasury released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock or ADSs. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Holders of our ADSs should consult their own tax advisors regarding the possible impact of these rules on their investment in our ADSs, and the possible impact of these rules on the entities through which they hold our ADSs, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which are examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. In addition, in accordance with the NASDAQ Listing Rules, as a foreign private issuer we are required to submit on a Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. We have also agreed contractually under the Sales Agreement to provide on Form 6-K an interim balance sheet and income statement as of the end of the first and third quarters of each fiscal year.

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

Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate as of December 31, 2021:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	38	94	1,877	(94)	(38)
Other current assets	24	59	1,185	(59)	(24)
Accounts payable	(13)	(33)	(661)	33	13
Other payables	(39)	(99)	(1,970)	99	39
Post employment benefit liabilities	(6)	(15)	(292)	15	6
Total income (loss)	4	6		(6)	(4)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Our management, including the chief executive officer and chief financial officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that as of December 31, 2021 our internal control over financial reporting was effective.

Notwithstanding the foregoing, there can be no assurance that our controls and procedures will detect or uncover all failures in our controls over measurement and disclosure in our financial statements or detect instances of fraud, if any.

(c) Attestation Report of Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Somekh Chaikin, a member firm of KPMG International, our independent registered public accounting firm, as stated in their report included with our consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Steinberg, Mr. Gagnon and Mr. Rock are audit committee financial experts as defined by the SEC rules and have the requisite financial experience as defined by the NASDAQ Listing Rules. Our board of directors has also determined that Dr. Rowinsky, Mr. Rock, Mr. Agmon, Mr. Steinberg, Ms. Nahum-Zilberberg, Mr. Gagnon and Mr. Hershkovitz qualify as independent directors under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our Board of Directors adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all our employees, including without limitation our chief executive officer, chief financial officer and controller. A copy of the Code may be viewed on our website at www.purple-biotech.com. It is our intention for the code of ethics to remain accessible on our website for as long as we remain subject to the requirements of this Item and choose to comply with this Item by posting the Code on our website. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F and is not incorporated by reference herein. There have been no material changes to our code of ethics since our most recent Annual Report Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is Somekh Chaikin, a member firm of KPMG International (the “Auditor”). Our Auditor’s location is Tel Aviv, Israel, and the auditor Firm ID is 1057.

The following table sets forth the approximate total compensation that was expensed by the Company and its subsidiaries to the Auditor, for each of the years ended December 31, 2021 and 2020:

	2021	2020
	(in thousands of U.S. dollars)
Audit fees (1)	143	126
Audit-Related fees (2)	11	-
Tax fees (3)	13	17
Other fees(4)
Total	167	143

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, fees related to our public offerings and registration statements, and consultation concerning financial accounting and reporting standards.

(2)	Fees for services provided in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under “Audit Fees”.

(3)	Tax fees relate to services provided in each of the last two fiscal years regarding tax compliance and review of tax returns.

(4)	Fees for services provided in each of the last two fiscal years for products and services provided by the principal accountant other than as disclosed above.

All of the audit services and tax services described in the table above were approved in advance by the audit committee in accordance with paragraph (c)(7)(i)(B) of Rule 2-01 of Regulation S-X.

Audit committee’s pre-approval policies and procedures

Under the Companies Law and our amended and restated articles of association, our shareholders are authorized to appoint our independent auditors. Under the Companies Law and our amended and restated articles of association, the shareholders may appoint our independent auditors to hold office for a longer period of time that will not extend beyond the end of the third annual meeting following that at which the auditor was appointed. At our 2020 annual general meeting of the shareholders, our shareholders appointed Somekh Chaikin, a member of KPMG International, as our independent registered public accounting firm, for such longer period of time not to extend beyond the 2023 annual general meeting at which time the appointment of an auditor will be presented to the shareholders once again.

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

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

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

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the NASDAQ Listing Rules.

●	Quorum of Shareholder Meetings. Under the NASDAQ Listing rules, the minimum quorum required for an ordinary meeting of shareholders consists of 33 1/3% of the issued share capital. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for a meeting of our shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

●	Nominations Committee and Nominations of our Directors. Under Israeli law and our amended articles of association, our directors are not required to be selected, or recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors, as required by the NASDAQ Listing Rules. With the exception of directors elected by our Board of Directors due to vacancy, our directors are elected by an annual general meeting of our shareholders to hold office until the next annual meeting following three years from his or her election. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our amended and restated articles of association and under the Companies Law. However, in September 2020, we established a non-independent nominations committee whose role is (among other things) to identify and recommend to our board of directors for selection, director nominees, consistent with criteria approved by the board of directors.

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ Listing Rules related to corporate governance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements as of December 31, 2021 and 2020 and for the three-year period ended December 31, 2021, beginning on page F-1.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed in the index of exhibits below:

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Registrant (originally filed as Exhibit 99.3 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto)
1.2	Amended and Restated Articles of Association of the Registrant (originally filed as Exhibit 99.2 to the Registrant’s Form 6-K furnished to with the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto)
2.1	Description of Share Capital
2.2	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
2.3	Form of American Depositary Receipt (incorporated by reference to prospectus filed with the Securities and Exchange Commission on August 14, 2020)
2.4	Form of Underwriters’ Warrant (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1/A as filed with the Securities and Exchange Commission on November 18, 2015)
2.5	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 27, 2016)
2.6	Stock Purchase Agreement, dated January 12, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd. (incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
2.7	Form of Warrant issued to purchasers in the July 2017 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
2.9	Stock Purchase Agreement, dated October 3, 2017, by and among the Registrant, Certain Stockholders of TyrNovo Ltd. and the Stockholders’ Representative (incorporated by reference to Exhibit 2.13 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
2.10	Form of Warrant issued to purchasers in the June 2018 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.11	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.12	Form of Warrant issued to purchasers in the January 2019 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.13	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.14	Form of Shareholder Undertaking and Agreement, dated January 7, 2020, between Purple Biotech Ltd. and the shareholders signatory thereto (incorporated by reference to Exhibit 4.17 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)

2.15	Form of Warrant, dated January 7, 2020, between Purple Biotech Ltd. issued to former FameWave shareholders (incorporated by reference to Exhibit 4.18 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.16	Form of Ordinary Warrant issued to purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.19 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.17	Form of Pre-funded Warrant issued to purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.20 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.18	Form of Placement Agent Warrant issued to Placement Agent in the March 2020 public offering (incorporated by reference to Exhibit 4.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.19	Form of Warrant issued to investors in the April 2020 private placement (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
2.20	Form of Placement Agent Warrant issued to Placement Agent in the April 2020 private placement (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
2.21	Form of Warrant issued to investors in the May 2020 private placement (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
2.22	Form of Placement Agent Warrant issued to Placement Agent in the May 2020 public offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
2.23	Form of Warrant issued to purchasers in the June 2020 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
2.24	Form of Placement Agent Warrant issued to Placement Agent in the June 2020 public offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K/A furnished to the Securities and Exchange Commission on June 29, 2020)
4.1	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015)
4.2	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
4.3	Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, as amended
4.4	Form of Share Purchase Agreement between Purple Biotech and the purchasers (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
4.5*	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.6*	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.7*	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.8	Form of Securities Purchase Agreement dated as of July 11, 2017 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
4.9	Purple Biotech Ltd. Office Holder Compensation Policy approved the shareholders on August 6, 2020 (incorporated by reference to Exhibit A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-k furnished to the Securities and Exchange Commission on July 2, 2020)
4.10	Revolving Secured Facility and Pledge Agreement dated March 1, 2017 by and between TyrNovo Ltd., and Purple Biotech Ltd. (incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
4.11	Form of Securities Purchase Agreement dated as of June 1, 2018 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
4.12	Form of Securities Purchase Agreement dated as of January 16, 2019 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
4.13**	Stock Purchase Agreement by and among Purple Biotech Ltd., The Stockholders of FameWave Ltd. and M. Arkin (1999) Ltd. dated as of March 14, 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on April 3, 2019)
4.14	English Translation of Enforcement Arrangement entered into by and amongst the Israel Securities Authority, Purple Biotech Ltd., Isaac Israel, Paul Waymack, and Simcha Rock (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on August 13, 2019)
4.15	Amendment dated August 16, 2019 to the Stock Purchase Agreement by and among Purple Biotech Ltd., The Stockholders of FameWave Ltd. and M. Arkin (1999) Ltd. dated as of March 14, 2019 (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 16, 2019)
4.16	Form of Securities Purchase Agreement dated as of March 12, 2020 by and between the Registrant and the purchasers in the March 2020 public offering (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)

4.17**	Amended and Restated License effective as of the 25th day of May, 2010 by and between: Tel Hashomer - Medical Research, Infrastructure and Services LTD and Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.18**	First Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.19	Second Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.20	Assignment and Assumption Agreement effective as of March 21, 2019, between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd., FameWave Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.21**	Master Development Services Agreement between FameWave Ltd., and Rentschler Biopharma SE executed on March 17, 2020 (incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.22	Form of Warrant Exercise Agreement, dated as of April 19, 2020, entered into between the Registrant and the warrant holders in the April 2020 private placement (incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
4.23	Form of Securities Purchase Agreement dated as of May 6, 2020 by and between the Registrant and the purchasers in the May 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
4.24	Form of Securities Purchase Agreement dated as of June 23, 2020 by and between the Registrant and the purchasers in the June 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
4.25	Open Market Sale AgreementSM, dated as of June 9, 2021, by and between the Company and Jefferies LLC (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 9, 2021)
8.1	List of subsidiaries of the Registrant
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Confidential treatment granted with respect to portions of this Exhibit.

**	Portions of this exhibit has been redacted because it is both not material and is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

PURPLE BIOTECH LTD.

	By:	/s/ Isaac Israel
		Name:	Isaac Israel
		Title:	Chief Executive Officer

	By:	/s/ Gil Efron
		Name:	Gil Efron
		Title:	President and Chief Financial Officer
Date: March 9, 2022

Purple Biotech Ltd.

Consolidated Financial Statements as at December 31, 2021

Purple Biotech Ltd.

Consolidated Financial Statements

As of December 31, 2021

In U.S. Dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Purple Biotech Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Purple Biotech Ltd. and its subsidiaries (hereinafter – “the Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2021, and the related notes (collectively, “the consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of intangible assets

As discussed in Notes 3D and 5 to the consolidated financial statements, intangible assets, consisting of in-process research and development (IPR&D), were USD 20,482 thousand as of December 31, 2021. IPR&D is related to the TyrNovo and FameWave acquisitions completed in prior years. The Company tests its intangible assets for impairment on an annual basis, or more frequently if there are indications of impairment.

We identified the evaluation of the estimated fair value of the intangible assets determined by the Company as part of the annual impairment test as a critical audit matter. Specifically, the evaluation of certain key assumptions into the fair value determination, including future expenses for completing development of the intangible assets, successes rate, future revenues, and discount rate, involved a high degree of subjective auditor judgment. Changes in these assumptions could have had a significant effect on the Company’s fair value determination.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s determination of fair value of the intangible assets, including controls related to the key assumptions described above. We assessed the Company’s estimate of future expenses by comparing it to budgeted expenses approved by the board of directors and to industry data reports, and inquiring of operations and finance personnel regarding the status of IPR&D efforts. We compared actual expenses for developing the TyrNovo and FameWave IPR&D incurred in the current year to the amounts originally forecasted in order to assess the Company’s ability to accurately forecast. We compared the successes rate and future revenues estimated by the Company to industry data reports. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate assumption by assessing the methodology and parameters used in the determination. We performed a sensitivity analysis over the estimated successes rate, future revenues, and discount rate assumptions by considering the effect of a range of potential outcomes.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel

March 07, 2022

Purple Biotech Ltd.

Consolidated Statements of Financial Position as of December 31,

		2021	2020
	Note	USD thousands	USD thousands

Assets
Cash and cash equivalents	6, 19A	10,890	11,247
Short term deposits	19A	36,310	46,558
Trade receivables		-	500
Other current assets	8	1,273	977

Total current assets		48,473	59,282

Non-current assets
Other investment	19B	187	-
Right to use assets	7	619	790
Fixed assets, net		277	178
Long term deposits	19A	160	3,071

Intangible assets	5	20,482	20,482

Total assets		70,198	83,803

Liabilities
Current maturity of lease liabilities	7	199	207
Accounts payable		1,473	1,198
Other payables	9	2,578	1,693

Total current liabilities		4,250	3,098

Non-current liabilities

Lease liability	7	550	688

Post-employment benefit liabilities	18	292	265

Total non - current liabilities		842	953

Equity

Share capital, no par value		-	-
Share premium	10	123,951	118,909
Receipts on account of warrants	10	28,017	29,984
Capital reserve for share-based payments	11	8,862	8,115
Capital reserve from transactions with related parties		761	761
Capital reserve from transactions with non- controlling interest	5A	(859)	(859)
Accumulated loss		(95,905)	(77,521)

Equity attributable to owners of the Company		64,827	79,389
Non-controlling interests		279	363
Total equity		65,106	79,752

Total liabilities and equity		70,198	83,803

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

		For the year ended December 31
		2021	(*)2020	(*)2019
	Note	USD thousands	USD thousands	USD thousands
Research and development expenses	14	11,827	7,238	2,278
Sales, general and administrative expenses	15	6,107	6,001	4,393

Operating Loss		17,934	13,239	6,671

Expenses (income) on account of warrants	16A	-	15,655	(1,509)
Finance expenses	16B	212	61	181
Finance income	19A	(320)	(254)	(151)
Finance expenses (income), net		(108)	15,462	(1,479)

Tax expenses, net	17C	-	-	216

Loss for the year from continuing operations		17,826	28,701	5,408

Loss (profit) from discontinued operation	4	642	(627)	485

Loss attributable to:
Owners of the Company		18,384	27,999	5,850
Non-controlling interests		84	75	43
		18,468	28,074	5,893

Loss per share data

Continuing operations
Basic & diluted loss per ADS - USD		1.01	2.50	2.75

Number of ADSs used in calculating basic & diluted loss per ADS		17,568,036	11,500,113	1,936,778

Discontinued operation
Basic & diluted loss (profit) per ADS – USD		0.04	(0.05)	0.25
Number of ADSs used in calculating basic & diluted loss (profit) per ADS		17,568,036	11,500,113	1,936,778

(*)	Restated , see Note 4 discontinued operation.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
	USD thousands
Balance as of January 1, 2021	-	118,909	29,984	8,115	761	(859)	(77,521)	79,389	363	79,752
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	540	-	-	-	-	-	540	-	540
Exercise of warrants	-	3,167	(1,967)	-	-	-	-	1,200	-	1,200
Share-based payments	-	1,335	-	747	-	-	-	2,082	-	2,082

Total transactions with owners of the Company		5,042	(1,967)	747	-	-	-	3,822		3,822
Loss for the year	-	-	-	-	-	-	(18,384)	(18,384)	(84)	(18,468)

Balance as of December 31, 2021	-	123,951	28,017	8,862	761	(859)	(95,905)	64,827	279	65,106

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
	USD thousands
Balance as of January 1, 2020	-	46,986	9,874	3,181	761	(859)	(49,522)	10,421	438	10,859
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	21,200	14,825	2,723	-	-	-	38,748	-	38,748
Exercise of warrants	-	38,013	(23,780)	455	-	-	-	14,688	-	14,688
Share-based payments	-	889	-	1,756	-	-	-	2,645	-	2,645
Transfer of derivative instrument from liability to equity (see Note 10D)	-	-	27,386	-	-	-	-	27,386	-	27,386
ADS and warrants issued in connection with the purchase of a subsidiary (see Note 5B)	-	11,821	1,679	-	-	-	-	13,500	-	13,500

Total transactions with owners of the Company		71,923	20,110	4,934	-	-	-	96,967		96,967
Loss for the year	-	-	-	-	-	-	(27,999)	(27,999)	(75)	(28,074)

Balance as of December 31, 2020	-	118,909	29,984	8,115	761	(859)	(77,521)	79,389	363	79,752

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
	USD thousands

Balance as of January 1, 2019	-	44,597	7,982	1,714	761	(859)	(43,672)	10,523	481	11,004
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	2,200	-	298	-	-	-	2,498	-	2,498
Issuance of shares due to RSUs vesting	-	104	-	(104)	-	-	-	-	-	-
Exercise of warrants	-	85	(42)	-	-	-	-	43	-	43
Share-based payments	-	-	-	1,273	-	-	-	1,273	-	1,273
Transfer of derivative instrument from liability to equity (see Note 10D)	-	-	1,934	-	-	-	-	1,934	-	1,934
Total transactions with owners of the Company	-	2,389	1,892	1,467	-	-	-	5,748	-	5,748

Loss for the year	-	-	-	-	-	-	(5,850)	(5,850)	(43)	(5,893)

Balance as of December 31, 2019	-	46,986	9,874	3,181	761	(859)	(49,522)	10,421	438	10,859

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the year ended December 31,

	2021	2020	2019
	USD thousands

Cash flows from operating activities from continuing operation:
Loss for the year from continuing operation	(17,826)	(28,701)	(5,408)

Adjustments:
Depreciation	231	235	178
Finance expenses (income), net	(108)	15,462	(1,479)
Share-based payments	2,082	2,645	1,273

	(15,621)	(10,359)	(5,436)

Changes in assets and liabilities:
Changes in trade receivables and other current assets	(316)	(492)	1,555
Changes in accounts payable	399	(2,355)	493
Changes in other payables	634	(571)	(77)
Changes in post-employment benefit liabilities	27	(20)	(148)
	744	(3,438)	1,823
Net cash used in operating activities from continuing operation	(14,877)	(13,797)	(3,613)

Cash flows from investing activities from continuing operation:
Cash assumed as part of acquisition of FameWave (See Note 5B)	-	69	-
Investment in financial assets and loan granted (See Note 5B)	-	-	(2,100)
Decrease (increase) in short and long term deposits	13,162	(49,618)	1,511
Interest received	359	110	151
Acquisition of fixed assets	(115)	(156)	(11)
Net cash provided by (used in) investing activities from continuing operation	13,406	(49,595)	(449)

Cash flows from financing activities from continuing operation:
Proceeds from issuance of ADSs	564	27,925	2,594
ADS issuance expenses paid	(24)	(2,074)	(264)
Proceeds from issuance of warrants	-	26,574	3,406
Warrants issuance expenses paid	-	(3,281)	(347)
Proceeds from exercise of warrant	1,200	19,547	43
Repayment of lease liability	(153)	(179)	(171)
Interest paid	(75)	(24)	(28)
Net cash provided by financing activities from continuing operation	1,512	68,488	5,233

	2021	2020	2019
	USD thousands

Cash flows in respect of discontinued operation as follows:

Net cash (used in) provided by operating activities	(374)	1,705	(1,968)
Net cash from investing activities	-	-	-
Net cash from financing activities	-	-	-

Net cash provided by (used in) discontinued operation	(374)	1,705	(1,968)

Net increase (decrease) in cash and cash equivalents	(333)	6,801	(797)
Cash and cash equivalents at the beginning of the year	11,247	4,385	5,163
Effect of translation adjustments on cash and cash equivalents	(24)	61	19
Cash and cash equivalents at end of the year	10,890	11,247	4,385

Non- Cash activities:
Reclassification of non-tradable derivatives until registered for trading	-	27,386	1,934

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Note 1 - General

Reporting entity

A.	Purple Biotech Ltd. (hereinafter: the “Company” or “Purple”) is a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance. The Company focused on Oncology, which includes NT219, a therapeutic candidate which is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. and CM24 a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways.

The Company was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July 2013, the Company acquired shares of Kitov Pharma Ltd. from its shareholders, in exchange for the Company’s shares. In December 2020 the Company changed its name from Kitov Pharma Ltd to Purple Biotech Ltd.

B.	The Company’s securities (American Depository Shares (“ADS”)) were listed for trading on the NASDAQ in November 2015 (including a Serries A warrant that expired in November 2020). Each ADS represents 10 ordinary shares with no par value following a reverse split in effect from August 23, 2020 (see Note 10A). Each 10 warrants enable the purchase of 1 ADS.

The Company’s address is 4 Oppenheimer St., Science Park Rehovot 7670104 Israel.

C.	In January 2017, the Company acquired the majority of shares of TyrNovo Ltd. (hereinafter: “TyrNovo”). During 2018, the Company acquired additional shares of TyrNovo from various minority shareholders, see also Note 5A.

In January 2020, the Company acquired 100% of FameWave Ltd. (hereinafter “FameWave”), see also Note 5B.

In October 28, 2021, the Company established a fully owned subsidiary Purple Biotech GmbH (hereinafter “Purple GmbH”).

The Company together with TyrNovo, FameWave and Purple GmbH are referred to, in these consolidated financial statements, as “the Group”.

Notes to the Consolidated Financial Statements

Note 1 - General (Cont’d)

D.	Since incorporation through December 31, 2021, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 95.9 million. The Group has financed its operations mainly through private and public financing rounds. Through December 31, 2021, the Company raised a total of USD 94.4 million net (excluding exercise of warrants), see also Note 10.

E.	While the COVID-19 pandemic has affected our operations to date to a certain extent such as product sales and operation of clinical studies, the extent to which the COVID-19 pandemic may impact our operations in the future will depend on future developments. In particular, the continued spread of COVID-19 globally could materially adversely impact our operations and workforce, including our manufacturing activities and clinical trials, as well as our ability to continue to raise capital.

F.	The Company decided to discontinue Consensi operation. Consequently, the Company is reporting Consensi as a discontinued operation and on December 31, 2021 has one operating segment- oncology, see also Note 4.

Note 2 - Basis of Preparation of the Consolidated Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The Group has prepared the consolidated financial statements in accordance with International Financial Reporting Standards (hereinafter: “IFRS”), as issued by the International Accounting Standard Board (“IASB”).

These consolidated financial statements were approved by the board of directors on March 7, 2022.

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

C.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities:

●	Financial instruments and derivatives measured at fair value through profit or loss;
●	Provisions;
●	Liabilities for employee benefits

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

D.	Use of estimates and judgment

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

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Consolidated Financial Statements (Cont’d)

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

Estimate	Principal assumptions	Possible effects	Reference

Assessment of probability of contingent liabilities	Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees	Reversal or creation of a provision for a claim	For information on the Company’s exposure to claims see Note 13B regarding contingent liabilities

Recoverability of intangible assets	The discounted cash flows method includes assumptions such as future expenses, future revenues, successes rate (in respect of transition between phases of the R&D of the clinical trials until reaching regulatory approval and marketing) and discount rate.	Impairment of the in-process research and development in profit or loss	See Note 5 regarding subsidiaries

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

When measuring the fair value of an asset or liability, the Group uses market observable data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

-	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly.

-	Level 3: inputs that are not based on observable market data (unobservable inputs).

Further information about the assumptions made in measuring fair value of share-based payments, intangible assets, financial asset, and financial instruments are included in Note 11, Note 5 and Note 19, respectively.

E.	Exchange rates and linkage bases

Balances in foreign currency (mainly the New Israeli Shekel, or NIS) or linked thereto are included in the consolidated financial statements at the representative exchange rates, as published by the Bank of Israel, which were prevailing as of the statement of financial position date.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Consolidated Financial Statements (Cont’d)

Data on exchange rates are as follows:

Representative
exchange rate of USD
(NIS/USD 1)
Date of consolidated financial statements:
December 31, 2021	3.110
December 31, 2020	3.215
December 31, 2019	3.456

%
Changes in exchange rates for the year ended:
December 31, 2021	(3)
December 31, 2020	(7)
December 31, 2019	(7.8)

Note 3 - Significant Accounting Policies

The accounting policies set out below have been consistently applied for all periods presented in these consolidated financial statements:

A.	Basis of consolidation

1.	Acquisition of Subsidiaries

The Group has acquired two subsidiaries in the past, see Note 5. Upon such acquisition, the Company evaluates whether the acquisition is considered a business acquisition or an acquisition of an asset (or group of assets). If the Company reaches the conclusion that the subsidiary acquired is a considered a business, it accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. If the acquired subsidiary is not considered a business, the Company accounts for the acquisition as a purchase of assets. To date, the two acquisitions made by the Company were determined to be an acquisition of assets, see Note 5.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

2.	Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

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

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between its cost in the functional currency on date of translation, and the monetary cost in foreign currency translated at the exchange rate at the end of the year. The foreign currency gain or loss on amortized items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

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

Subsequent measurement and gains and losses

Financial assets at fair value through profit or loss

These assets are subsequently measured at fair value. Net gains and losses, including any interest income, are recognized in profit or loss.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include: finance lease liabilities, accounts payables and other payables.

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

3.	Derivative financial liabilities

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

4.	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from equity upon the initial recognition of the equity instruments, or are amortized as financing expenses in the statement of income when the issuance is no longer expected to take place.

5.	Issuance of units of securities

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

Development activities involves research for new or substantially improved drug candidates and processes, the manufactuing of such candidates and the pre-clinical and clinical studies for these candidates. Development expenditure are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. Currently all development costs are recognized in profit and loss as expense.

2.	Other intangible assets

Other intangible assets, including in-process research and development in respect of the Company’s acquisition of TyrNovo and Famewave (see also Note 5), which have infinite useful lives, are measured at cost less accumulated impairment losses.

3.	Amortization

The Group examines the useful life of an intangible asset that is not periodically amortized at least once a year in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life and if any impairment may be needed.

E.	Impairment

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains goodwill, or intangible assets that have indefinite useful lives or are unavailable for use.

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

Recognition of impairment loss

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

F.	Loss per share

The Group presents basic and diluted loss per share data for its ordinary share capital. Basic loss per share is calculated by dividing the loss attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period. The loss per share data is presented in the profit and loss statement as loss per ADS giving effect to the number of 10 shares per 1 ADS.

Diluted loss per share is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise convertible debentures, share options and share options granted to employees.

G.	Employee benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance and pension companies, and they are classified as defined contribution plans and as defined benefit plans.

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

I.	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest.

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

J.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

A provision for legal claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably.

K.	Revenue

The Group recognizes revenue from upfront and milestone payments at the point in time the milestone criteria are met and collectability is probable. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled.

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

A license is considered a “right-to-use” license when the customer maintains control of the IP upon its transfer. However, if the grantor of the license maintains involvement with the IP after its transfer, and the customer cannot direct the use of, and obtain substantially all of the remaining benefits from the license, then the license is considered a right-to-access license. The license granted by the Company, which relates to its product is granted to a third party which can obtain direct use of, and substantially all of the remaining benefits from the license at the point in time at which the license is granted. The Group will not continue to be involved in any activities that significantly affect the IP at the specific territory. Therefore the Company recognized the license granted as right-to-use license.

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

The Group is engaged with a third party to manufacture its products for the Group’s customer (“the Manufacturing Agreement”).

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

Accordingly, the Company accounts for the manufacturing agreement as an agent on a net basis.

L.	Financing income and expense

Finance income comprises changes in the fair value of the financial liability through profit and loss, gains on changes in the fair value of financial assets at fair value through profit or loss and income from short term deposits.

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

Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized if it has become probable that future taxable profits will be available against which they can be utilized. The Company has yet to recognize deferred tax assets.

N.	Leases

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

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

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

Depreciation of right-to-use asset

After lease commencement, a right-to-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows: office lease 5 years.

O.	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business that has been disposed of or is held for sale or distribution. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of operation is restated as if the operation had been discontinued from the start of the earliest comparative period.

Notes to the Consolidated Financial Statements

Note 4 - Discontinued operation

In October 2021, the Company agreed, together with its then U.S distributor for Consensi, Coeptis Pharmaceuticals Inc., to terminate the distribution agreement. Despite the Company’s efforts to identify an alternative distributor for Consensi in the United States., the Company concluded that commercialization of Consensi, both in the U.S market and elsewhere, is not likely to generate significant revenue and achieve profitability in the near term. In order to reduce the expenses involved in maintaining the product, it was concluded to discontinue Consensi activities and to allocate the funds to the company’s core oncology activities. In parallel, the agreements with Kuhnil Pharmaceuticals Inc.’s for the territory of South Korea and Hebei Changshan Biochemical Pharmaceutical Co., Ltd. for the territory of China were terminated. Consensi represented a separate major line of business. Discontinuation also included inventory write off. Consequently, the Company is reporting Consensi as a discontinued operation and as of December 31, 2021 has one operating segment- oncology.

	2021	2020	2019
	USD thousands

Results of discontinued operation
Revenue	-	1,000	1,000
Expenses	642	373	1,485
Loss (profit) for the year	642	(627)	485

Loss (profit) for the year attributable to the owners of the Company:
From continuing operations	17,826	28,701	5,408
From discontinued operation	642	(627)	485

Loss (profit) per share – Discontinued operation
Basic & diluted loss (profit) per ADS – USD	0.04	(0.05)	0.25

Cash flows from discontinued operation
Net cash (used in) provide by operating activities	(374)	1,705	(1,968)

	(374)	1,705	(1,968)

Notes to the Consolidated Financial Statements

Note 5 - Intangible Assets

As of December 31, 2021, and 2020:

USD thousands
IPR&D related to TyrNovo (see 5A below)	6,172
IPR&D related to Famewave (see 5B below)	14,310

Total intangible assets	20,482

A	Acquisition of Tyrnovo

1. On January 13, 2017, the Company completed its acquisition from Goldman Hirsh Partners Ltd (“GHP”) of a controlling interest in TyrNovo, a privately-owned Israeli company, which is developing NT219.

Pursuant to the terms of the transaction, the Company issued to GHP 564,625 of its Ordinary Shares (the “Consideration Shares”) and paid GHP aggregate cash proceeds of approximately USD 2 million (the “Cash Consideration”) in exchange for 9,570 Ordinary Shares in TyrNovo, which represented approximately 65% of TyrNovo’s shares. In addition, the Company was assigned a loan in the amount of USD 101 thousand which had been made by GHP to TyrNovo (the “TyrNovo Acquisition”). USD 167 thousand of the Cash Consideration was held back by the Company pending the fulfillment of certain conditions as agreed to between the Company and GHP. During 2019 the Company and GHP signed an agreement, according to which the Company paid GHP USD 91 thousand and the remaining amount of USD 76 thousand was retained by the Company to cover any future claims it might have with regards of any matter the above amount was withheld for and is waived by GHP. The Company wrote off this remaining liability in June 2019.

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

Notes to the Consolidated Financial Statements

Note 5 - Intangible Assets (Cont’d)

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

5.	During 2019, TyrNovo issued 13,750 shares to Purple which increased the Company’s direct ownership of equity from 97.6% to 98.47%.

B.	Acquisition of Famewave

On March 14, 2019, the Company signed an agreement to acquire 100% of FameWave Ltd, a privately held biopharmaceutical Company developing CM24, (“FameWave”) from its shareholders in exchange for USD 10 million worth of its newly issued ADSs with a long-term lock-up period, priced at USD 12.3 per ADS, plus 50% warrant coverage based on an exercise price of USD 19.8 per ADS with a 4-year term. In addition, the Company provided a loan to FameWave of up to approximately USD 2 million to finance its operation until the closing of the acquisition. The acquisition closed on January 7, 2020.

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

At the closing date, FameWave did not include a system of inputs and processes, and at this stage had no outputs. In addition, most of the fair value of the acquired assets is attributable to a single identifiable asset which is the in-process research and development asset. In addition, no goodwill was recognized on the acquisition date, See below.

Notes to the Consolidated Financial Statements

Note 5 - Intangible Assets (Cont’d)

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

C.	As of December 31, 2021, the recoverable amount of the in-process research and development assets (hereinafter – “intangible assets”) was based on their value in use and was determined by discounting the future cash flows to be generated from them by using the discounted cash flows method, on the annual year test. The recoverable amount of the intangible assets exceeds their carrying amount, thus no impairment loss was recognized. The discount rate used for calculating intangible assets recoverable amount is 15.6%, in addition to taking into consideration the risks associated in drug candidates at this stage of development.

Notes to the Consolidated Financial Statements

Note 6 - Cash and Cash Equivalents

	As of December 31
	2021	2020
	USD thousands

Balance in USD	9,174	10,758
Balance in other currencies	1,716	489
Total cash and cash equivalents	10,890	11,247

Note 7 – Leases

The Company applies IFRS 16, Leases, as from January 1, 2019. The Group has lease agreements with respect to offices.

A.	Information regarding material lease agreements

The Company entered into an agreement for the lease of offices in Rehovot as from September 15, 2020 for a period of 5 years. Accordingly, the Company recognized in the statement of financial position a right-to-use asset in the amount of USD 817 thousand concurrently with the recognition of a lease liability in the same amount. The agreement has an option to extend the lease, for additional 5 years. This additional period is not considered in the calculation of the liability as the Company currently does not predict it will use this option. The Company has an option to extend the lease agreements for an additional 5 years at the terms as those of the existing agreement with additional of 5% to the current terms and CPI linked.

B.	Right-to-use assets

Carrying amounts of right-to-use assets and movement during the period:

Office Lease
USD thousands
Balance as at January 1, 2021	790
Depreciation on right-to-use assets	(171)
Change during the year	-
Balance as at December 31, 2021	619

Balance as at January 1, 2020	206
Depreciation on right-to-use assets	(233)
Change during the year	817
Balance as at December 31, 2020	790

Notes to the Consolidated Financial Statements

Note 7 - Leases (Cont’d)

C.	Lease liability

Maturity analysis of the Company’s lease liabilities

	December 31,	December 31,
	2021	2020
	USD thousands	USD thousands
Less than one year	219	210
One to three years	658	840

Total	877	1,050

Current maturities of lease liability	199	207

Long-term lease liability	550	688

D.	Additional information on leases

Amounts recognized in profit or loss

	2021	2020
	USD thousands	USD thousands
Interest expenses on lease liability	65	41

Note 8 - Other Current Assets

	As of December, 31
	2021	2020
	USD thousands

Government authorities	268	197
Prepaid expenses and other receivables	1,005	780
Total other current assets	1,273	977

Notes to the Consolidated Financial Statements

Note 9 - Other Payables

	As of December 31
	2021	2020
	USD thousands

Due to related parties - payroll related	527	541
Accrued expenses	1,527	880
Government authorities	66	43
Payroll related	440	229
Other payables	18	-
	2,578	1,693

Note 10 - Equity

A.

The Company’s authorized share capital is 1,000,000,000 ordinary shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 10,000,000 preferred shares in each class.

On August 21, 2020 the ratio between ADSs and shares was changed from 1:1 to 1:10 (each 1 ADS equals 10 shares).

In these consolidated financial statements, all numbers of ADSs reflect the reverse share split and the ADS ratio change retrospectively.

B.	The Company’s share capital

	As of December 31, 2021		As of December, 31, 2020
	Number of shares in thousands
	Authorized	Issued and paid-in	Authorized	Issued and paid-in
Shares, no par value	1,000,000	178,001	1,000,000	172,106
Class A preferred shares, no par value	10,000	-	10,000	-
Class B preferred shares, no par value	10,000	-	10,000	-
Class C preferred shares, no par value	10,000	-	10,000	-
Class D preferred shares, no par value	10,000	-	10,000	-
Class E preferred shares, no par value	10,000	-	10,000	-

Notes to the Consolidated Financial Statements

Note 10 - Equity (Cont’d)

C.	Changes in share capital during the year

	For the year ended December 31
	2021	2020	2019
	Number of ADSs in thousands
Issued as at January 1	17,211	1,956	1,600
Issuance of ADSs (See D below)	126	8,573	343
Vesting of RSUs	163	7	10
Exercise of warrants	300	6,675	3

Issued as at December 31	17,800	17,211	1,956

D.	Financing rounds

1.	On June 9, 2021, the Company entered into sales agreement with Jefferies LLC, for the sale of ADSs. In accordance with the terms of the sales agreement, the company may offer and sell ADSs having an aggregate offering price of up to $50,000,000 from time to time through Jefferies, acting as the company’s agent. During November and December 2021, the Company sold, under the sales agreement 126,160 ADSs under an “at-the-market” equity offering program (“ATM program”) at an average price of $4.46 per ADS. The Company raised USD 0.56 million gross (approximately USD 0.54 million net of placement agent fees and other offering related expenses).

On June 25, 2020, in a registered direct offering on the NASDAQ, the Company raised USD 35 million gross (approximately USD 30.7 million net of placement agent fees including non- cash fees and other offering related expenses). In this registered direct offering, the Company issued an aggregate of 3,888,889 ADSs at a purchase price of USD 9 per ADS that were recorded in equity in the amount of USD 19,201 thousand net of issuance expenses. The Company also agreed to issue to the investors registered warrants to purchase up to an aggregate of 1,944,444 ADSs (hereinafter the “June 2020 warrants”) that were recorded in receipts on account of warrants at a value of USD 11,472 thousand net of issuance expenses. The registered June 2020 warrants have a term of 5 years and are exercisable immediately and have an exercise price of USD 9 per ADS. During 2021, 300 thousand ADS’s were exercised.

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

On March 16, 2020, in a public offering on the NASDAQ, the Company raised USD 6 million gross (approximately USD 4.6 million net of placement agent fees including non- cash fees and other offering related expenses). In this public offering, the Company issued an aggregate of 962,000 ADS that were recorded in equity in the amount of USD1,674   thousand gross and 1,038,000 pre-funded warrants which were immediately exercised (an exercise price of USD 0.001 per each ADS) and which were recorded in receipts on account of warrants in the amount of USD 1,806 thousand gross, and warrants to purchase an aggregate of up to 2,000,000 ADSs (hereinafter the “March 2020 warrants”) that were recorded in receipts on account of warrants in the amount of USD 2,520 thousand gross. The March 2020 warrants were exercisable at an exercise price of USD 3.25 per ADS and had a term of exercise period of 5 years from the date of the issuance.

Notes to the Consolidated Financial Statements

Note 10 - Equity (Cont’d)

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

Notes to the Consolidated Financial Statements

Note 10 - Equity (Cont’d)

During September 2019, the warrants were listed for trading, and as a result the cashless feature expired. Therefore, the Company reclassified the warrants to equity according to the warrants fair value on the listing date. The changes in the warrants fair value were recorded as financial income. The warrants fair value on the listing date was USD 661 thousand.

E.	Other equity transactions

	1.	During 2021, the Company issued 1,634 thousand ordinary shares on account of vested RSUs granted in 2020 to officers, board members and employees.

	2.	During 2020, the Company issued 11 thousand ordinary shares on account of vested RSUs granted in 2017 and 2018 and 54 thousand fully vested RSUs were granted to an officer, See also Note 11A.

	3.	During 2020, 6,675 thousand warrants, issued in March- June 2020, were exercised into 56,366 thousand ordinary shares. Subsequently, an amount of USD 23,780 thousand was recorded to share premium against receipts on accounts of warrants.

	4.	During 2020 the Company acquired 100% of FameWave Ltd for equity, See Note 5B.

	5.	During 2019, the Company issued 97 thousand ordinary shares on account of vested RSUs granted in 2017 and 2018. See also Note 11A.

	6.	During 2019, 29 thousand warrants, issued in July 2017, were exercised into 29 thousand shares for a consideration of USD 43 thousand. Subsequently, an amount of USD 42 thousand was recorded to share premium against receipts on accounts of warrants.

Notes to the Consolidated Financial Statements

Note 10 - Equity (Cont’d)

F.	Non-controlling interests

The following table summarizes the information relating to Tyrnovo that has non-controlling interests of 1.53%, before any intra-group eliminations:

	December 31 2021	December 31 2020
TyrNovo Ltd.	in USD thousand

Non-current assets	11	16
Current assets	976	174
Current liabilities	(11,806)	(5,543)
Net assets	(10,819)	(5,353)
Net assets attributable to non-controlling interests	(166)	(82)
Loss for the year	5,467	4,922
Loss allocated to non-controlling interests	84	75

Note 11 - Share-based Payment Arrangements

A.	On November 7, 2021, the board of directors of the Company granted 112 thousand options and 112 thousand RSUs to new director, subject to his election in the annual general meeting. The options have an exercise price of USD 0.470 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 73 thousand. This grant together with June grant to directors was approved by the shareholders on December 29, 2021 and the vesting period begun accordingly.

On August 31, 2021, the board of directors of the Company granted 420 thousand options and 420 thousand RSUs to new officer and employee. The options have an exercise price of USD 0.492 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 268 thousand

On June 7, 2021, the board of directors of the Company granted 638 thousand options and 488 thousand RSUs to directors, officers and employees. The options have an exercise price of USD 0.470 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 406 thousand. This grant to directors was approved by the shareholders in December 29, 2021 and the vesting period begun accordingly.

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

The Company recorded in 2021 an expense for share-based payment arrangements of USD 2,082 thousand (2020 - USD 2,645 thousand, 2019- USD 1,273 thousand), of which USD 1,924 thousand (2020 - USD 2,409 thousand, 2019 - USD 988 thousand) are to officers and directors.

B.	The number and weighted average exercise prices (in USD) of share options are as follows:

	Weighted average exercise price			Number of options
	2021	2020	2019	2021	2020	2019
Outstanding on January 1	1.02	1.71	2.6	6,994,377	4,754,676	1,131,781
Expired and forfeited during the year	1.52	0.23	-	(413,074)	(1,486,125)	-
Granted during the year	0.47	0.43	1.32	1,170,000	3,725,826	3,622,895
Outstanding on December 31	0.97	1.02	1.71	7,751,303	6,994,377	4,754,676
Exercisable on December 31	1.48	1.54	3.21	4,451,430	1,753,632	1,093,029

The exercise price is denominated in NIS and are re-measured using historic exchange rates. Options are exercisable to shares, each ADS represent 10 shares.

Notes to the Consolidated Financial Statements

Note 11 - Share-based Payment Arrangements (Cont’d)

The options outstanding at December 31, 2021 had an exercise price of USD 0.346- USD 6 (2020 - USD 0.346- USD 6, 2019 -USD 0.81 - USD 6), and weighted average contractual life of 3.9 years (2020 - 5.89 years, 2019 - 5.56 years).

C.	The number of RSUs are as follows:

	Number of RSUs
	2021	2020
Outstanding at January 1	3,390,000	11,509
Granted during the year	1,020,000	3,601,972
Forfeited during the year	166,250	157,500
Vested during the year	1,633,750	65,981
Outstanding at December 31	2,610,000	3,390,000

Each RSU is convertible to one share, each ADS represent 10 shares.

D.	Options to service providers were measured at the fair value of the service, when available.

The fair value of the Company’s share options granted to employees, directors and consultants, where fair value of service was not measurable, was measured using the binominal model, using the fair value of the traded warrants with similar terms, making certain adjustments to reflect the specific terms of the options based on the expected duration.

Notes to the Consolidated Financial Statements

Note 11 - Share-based Payment Arrangements (Cont’d)

E.	The following assumptions were used:

	2021	2020	2019
Share Price - USD	0.380 - 0.517	0.32-0.898	0.746-1.22
Exercise price - USD	0.470-0.492	0.346-0.432	0.792-6
Expected volatility (%)	95.07-96.1	95.68-107	99.22-113.78
Expected duration (years)	2-5	4-7	4.61-7
Dividend yield (%)	-	-	-
Risk free rate interest rate (%)	0.87%-1.166%	0.298%-0.5%	1.63%-1.95%

F.	Expenses recognized in the consolidated financial statements:

	For the year ended December 31
	2021	2020	2019
	USD thousands
Research and development expenses	557	756	238
General and administrative expenses	1,525	1,889	1,035

Total share-based expense recognized	2,082	2,645	1,273

Note 12 - Transactions and Balances with Related Parties

In addition to their salaries or fees, the Group also provides share option programs to directors and officers and contributes to a post-employment defined contribution plan on behalf of employees, see Note 9 for the balances and Note 11 regarding share based payments.

Certain officers are entitled to termination benefits of up to 6 monthly salaries or fees, See Note 18. Officers also participate in the Group’s share option programs. For further information, see Note 11 regarding share-based payments.

Notes to the Consolidated Financial Statements

Note 12 - Transactions and Balances with Related Parties (Cont’d)

Expenses of key management personnel:

The Company recorded expenses to executive officers:

	For the year ended December 31
	2021	2020	2019
	USD thousands
Short - term employee benefits	2,402	1,982	1,776
Post-employment benefits	27	19	22
Share based payments	1,446	1,667	719

	3,875	3,668	2,517

The Company recorded expenses to directors:

	For the year ended December 31
	2021	2020	2019
	USD thousands
Short - term benefits	323	306	339
Share based payments	478	742	269

	801	1,048	608

Notes to the Consolidated Financial Statements

Note 13 - Commitments and contingent liabilities

A.	Commitments

1.	TyrNovo, has obligations to the Israel Innovation Authority (hereinafter: “IIA”) with respect to grants it received from the IIA in connection with TyrNovo’s technology. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 and in the IIA’s rules and guidelines and the terms of these grants.

In general, a recipient company is obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed as a result of, a research and development program funded by the IIA (currently a yearly rate of 3% to 6%), up to the aggregate amount of the total grants received by the IIA, plus annual interest. The recipient company is also obligated to manufacture its drug in Israel unless it receives the approval of the IIA in which case it will be required to pay the higher rate mentioned above. Tyrnovo will not be required to repay the grants if it does not generate revenue.

TyrNovo’s technologies were developed, in part, with funds from IIA grants, and accordingly is obligated to pay royalties on sales of any of its IIA funded products and related services.   As of December 31, 2021, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.8 million), and as of such date, TyrNovo had not paid any royalties to the IIA.

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

Notes to the Consolidated Financial Statements

Note 13 - Commitments and contingent liabilities (Cont’d)

3.	FameWave has entered into a license agreement with Tel Hashomer – Medical Research Infrastructure and Services Ltd. (“THM”) and Ramot at Tel Aviv University Ltd. (“Ramot”) dated April 16, 2012, which was effective as of May 25, 2010, as subsequently amended (the “THM License Agreement”). Pursuant to the THM License Agreement, THM and Ramot granted FameWave a worldwide, royalty-bearing, exclusive license to develop, manufacture, produce, market and sell any biopharmaceutical product and/or diagnostic product using patents and inventions owned by THM and Ramot in connection with uses of the glycoprotein CEACAM1.

In consideration for the license grant, FameWave shall pay to THM the following during the term of the license:

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

FameWave has undertaken to pay certain milestone payments upon the completion of certain pre-defined clinical and sales milestones.

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

In accordance with the THM License Agreement, THM is entitled to appoint an observer to FameWave’s board of directors who has all the rights of any other director of FameWave expect for the right to vote. To date, THM has not acted on this right.

The consolidated financial statements do not include a liability for royalties or sublicense fees for this license agreement as there is no minimum payments and thus obligation will be recognized when the related sales will occur.

Notes to the Consolidated Financial Statements

Note 13 - Commitments and contingent liabilities (Cont’d)

B.	Claims

1.	In December 2015, a lawsuit and a motion to approve such lawsuit as a class action was filed in the Tel Aviv District Court (Economic Division) against the Company and its directors by shareholders who were holding the Company’s Tel Aviv Stock Exchange listed securities before the Company’s initial public offering in the United States (the “U.S. IPO”) that took place in November 2015, claiming damages for the purported class in the motion totaling NIS 16.4 million (USD 5.3 million) due to the U.S. IPO (the “Motion”). In addition to this amount, the petitioners in the motion are seeking remedies in order to redress discrimination against the purported class owing to the dilution caused by the public offering, including the possibility that the purported class should be awarded from the Company amounts reflecting the losses of the purported class from a possible price increase in our shares following the announcement of the Phase III clinical trial results. The Company delivered its response to the court. A preliminary hearing was held by the court on September 12, 2016 and subsequently the court set a schedule for the submission by the petitioners of a motion for discovery, and any responses to such motion. Additional preliminary hearings were held during 2017. On October 24, 2017 the court issued a ruling to stay proceedings in this matter until January 15, 2018 due to the ongoing ISA Investigation (See Note 13B(3) below). At the request of the ISA, this stay was subsequently extended several times by the court. Following approval of the Enforcement Arrangement in connection with the ISA Investigation (see Note 12B(3)), the stay was lifted. An evidentiary hearing has been scheduled for April 27, 2022. In consultation with its legal advisors, the Company believes that the likelihood of the Company not incurring any financial obligation as a result of this class action exceeds the likelihood that the Company will incur a financial obligation. Therefore, no provision for this matter was recorded in these financial statements.

2.	On November 8, 2016, a shareholder of the Company submitted a request to the court in connection with the Motion to be excluded from the purported class, claiming to have independent causes of action and damages of approximately NIS 1 million (USD 322 thousand) (the “Petition to Exclude”). The Company responded to the court and, amongst other arguments, the Company noted that pursuant to the Class Action Lawsuits Law 5766-2006 and the Regulations enacted thereunder, at the current stage of the court proceedings with respect to the 2015 Motion such shareholder cannot petition to be excluded from the purported class. The court ordered the shareholder to respond and he has done so. In May 2018, the shareholder filed an independent lawsuit against the Company in the Haifa Magistrates Court seeking damages of approximately NIS 1.1 million (USD 354 thousand) and for the purposes of the court fees, the amount claimed was reduced to 750,000 NIS (USD 241 thousand) (the “Separate Lawsuit”). In August 2018, the Haifa Magistrates Court transferred the Separate Lawsuit to the Tel Aviv Magistrates Court. The Company is of the view that such shareholder’s claims are identical to the asserted claims for damages in the Motion, and has notified the court of such and has sought a stay of proceedings pending the outcome of the Motion. A preliminary hearing on the Company’s motion to dismiss the Separate Lawsuit and/or stay the proceedings was held in May, 2019, at which the court dismissed the claim without prejudice. This shareholder subsequently filed a new separate claim against the Company in the Haifa District Court – Economic Division, which has since been transferred to the Tel Aviv District Court – Economic Division. In January 2020, the Tel Aviv District Court – Economic Division accepted the Company’s position that the shareholder’s claims are identical to the asserted claims for damages in the Motion, and entered a stay of proceedings pending the outcome of the Motion.

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

In February 2017, four lawsuits and motions to approve the lawsuits as a class action lawsuit (each, a “Motion”), were filed against the Company and certain of its office holders at the Tel Aviv District Court (Economic Division), with each Motion relating to the ISA Investigation (the “2017 Motions”). One of these motions was subsequently withdrawn. The petitioners in one of the motions petitioned the court to dismiss the other two of the 2017 Motions (“Petition for Dismissal”). On December 19, 2017 the court granted the Petition for Dismissal and dismissed the other remaining 2017 Motions. The remaining motion (the “Surviving Motion”) was filed against the Company, the Company’s executive directors and certain of its present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that the Company included misleading information in its public filings which caused the class for which the plaintiffs are seeking recognition an aggregate loss of approximately NIS 29 million (approximately USD 9.3 million). The court ordered a stay of proceedings due to the then-ongoing ISA Investigation. Following approval of the Enforcement Arrangement in connection with the ISA Investigation, the stay was lifted. On May 29, 2020 the petitioners in the Surviving Motion filed an amended lawsuit and motion to approve the lawsuit as a class action. On November 15, 2020, the respondents filed their responses to the amended motion to approve the lawsuit as a class action. Following the submission of these responses, and as suggested by the court, the parties attended mediation, but without success.

The plaintiffs then filed a motion to submit a new expert opinion as a response to the respondents’ claims. The court approved the motion on January 3, 2022, and set a date for the plaintiffs’ answer to the respondents’ responses and expert opinion to be filed on April 4, 2022.

The Company rejects the claims in the Surviving Motion. In consultation with its legal advisors, the Company believes that the likelihood of the Company not incurring any financial obligation as a result of this class action exceeds the likelihood that the Company will incur a financial obligation. Therefore, no provision for this matter was recorded in these financial statements.

4.	On February 7, 2017, a holder of the Company’s securities listed on the NASDAQ filed in the United States District Court (Southern District of New York) a federal securities class action against the Company, its CEO and former CFO largely relating to the same matters that were the subject of the ISA Investigation. On February 10, 2017, a holder of the Company’s securities listed on the NASDAQ filed in the Superior Court of the State of California a securities class action against the Company, its CEO and former CFO and the underwriters in the Company’s initial public offering in the U.S. on November 20, 2015 largely relating to the same matters that were the subject of the ISA Investigation. The Company finalized a settlement agreement with respect to both class actions lawsuits, which was approved by the court on March 22, 2019. Under the terms of the settlement, the classes in all of the actions received aggregate consideration of $2.0 million (the “US Settlement”). The US Settlement consideration, as well as ancillary expenses, were funded by the Company’s insurance carriers. The US Settlement contained no admission of wrongdoing and reiterates that the Company has always maintained and continues to believe that it did not engage in any wrongdoing or otherwise commit any violation of federal or state securities laws or other laws, including, without limitation, vigorous denials that the Company’s public statements were misleading; that the Company failed to disclose any material information from investors; that the Company acted in any deceitful manner; that any investment losses sustained by the classes were caused by the Company or other defendants’ alleged misconduct, and that they have any liability to the classes in these actions. The US Settlement also reiterates that the Company’s counsel has researched the applicable law and believes that the Company and other defendants can successfully defend against all claims in the actions, and that they continue to believe that the claims asserted in the actions have no merit, and the classes have no evidence to support their claims.

5.	On August 13, 2019, the Administrative Enforcement Committee (the “Committee”) of the ISA approved an administrative enforcement agreement, titled Enforcement Arrangement (“Enforcement Arrangement”), entered into by and among the ISA, the Company, Isaac Israel, the Company’s chief executive officer, Dr. Paul Waymack, the Company’s former chairman, and Simcha Rock, the Company’s former CFO pursuant to which the Company and each of Messrs. Israel, Waymack and Rock settled the ISA’s claims that under Israeli Securities Laws the Company made negligent disclosures in a number of its historical reports filed with the ISA in 2014 and 2015, and the ISA decided to discontinue its criminal investigation and to cease all proceedings against the Company and its principals. As part of the Enforcement Arrangement the Company paid a fine of NIS 1,500,000 (approximately USD 482 thousand), in 24 consecutive monthly payments from September 2019.

6.	On December 21, 2020, the Bar Ilan University and BIRAD Research & Development Company Ltd. (the “University” and “BIRAD”, respectively) filed a statement of claim to the court against TyrNovo, its officer and others. In the claim, the petitioners allege that the University is the rightful owner of a patent owned by TyrNovo. The invention underlying the patent application is based on experiments which were performed under a services agreement between BIRAD and TyrNovo. The main remedy sought by the petitioners is a declaratory relief under which the University is declared the owner of such patent. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the probability of success or the scope of potential exposure, if any.

Notes to the Consolidated Financial Statements

Note 14 - Research and Development Expenses

	For the year ended December 31
	2021	2020	2019
	USD thousands
Salaries, wages and related expenses	1,721	1,209	804
Share-based payments (see also Note 11)	557	756	238
Service providers	9,549	5,273	1,236

	11,827	7,238	2,278

Note 15 - Sales, General and Administrative Expenses

A.

	For the year ended December 31
	2021	2020	2019
	USD thousands
Employees and officer’s compensation	1,762	1,332	1,397
Share-based payments (see also Note 11)	1,047	1,147	657
Legal fees in connection with ISA investigation and class action lawsuits (see also Note 13B)	12	43	356
Reimbursement of legal fees	(66)	(182)	(596)
Other professional fees	1,222	1,215	805
Board member remuneration and insurance	1,033	962	622
Board member share-based payments	478	742	269
ISA settlement (see also Note 13B)	-	-	387
Maintenance expenses	55	58	80
Travel and car expenses	133	76	182
Depreciation	231	235	178
Other	200	373	56

	6,107	6,001	4,393

B.	The Consolidated Statements of Operations for the year ended December 31, 2021, 2020 and 2019 include refunds from the insurance company in respect of legal expenses in the amount of USD 66 USD 182 and USD 596 thousand, respectiveley.

Notes to the Consolidated Financial Statements

Note 16 - Finance Expense (Income), net

A.

Expenses (income) on account of warrants

These expenses (income) are related mainly to the fair value adjustments of warrants. The 2020 and 2019 warrants included a cashless exercise feature, which expired on July 17, 2020, May 20, 2020, September 12, 2019, respectively, when the Company filed a registration statement with the SEC, registering the shares that will derive from future exercise of these warrants. See also Note 19B.

B.	Finance expenses

	For the year ended December 31
	2021	2020	2019
	USD thousands
Finance expenses
Fees and interest expense	79	56	81
Loss from exchange rate differences, net	133	5	100

	212	61	181

Note 17 - Taxes on Income

A.	Corporate tax rate

The tax rate applicable to the Group for 2019 - 2021 is 23%.

B.

Carry-forward losses

The Company and its subsidiaries incurred losses through 2021, which are not expected to be utilized in the foreseeable future. Therefore, the Group did not record current taxes or deferred taxes.

In 2021, the main reconciling item from the statutory tax rate of the Company (23%, representing theoretical tax benefit of approximately USD 4.2 million) to the effective tax rate (0%) is mainly due to the fact that deferred taxes were not created in respect of carry forward tax losses and in respect of unrecognized expenses for tax purposes such as changes in fair value of warrants.

The carry-forward loss for tax purposes of the Company and its subsidiaries, and the unrecognized research and development expenses, amounts to USD 59 million as of December 31, 2021 (2020 – USD 41 million, 2019 – USD 21 million).

Notes to the Consolidated Financial Statements

Note 17 - Taxes on Income (Cont’d)

C.

Tax assessments

The Company’s tax assessments are deemed finalized through the end of 2017, pursuant to section 145 of the Israeli Income Tax Ordinance. Tyrnovo’s tax assessment is deemed finalized through the end of 2016 and Famewave’s tax assessment is open (incorporated on July 2, 2017), pursuant to section 145 of the Israeli Income Tax Ordinance.

During 2019, the Company’s tax assessments for Purple Biotech Ltd. for the tax years of 2014 - 2017 were finalized. Following the tax assessments, the Company was required to pay an amount of approximately 250 USD thousands which were recorded as an expense in 2019.

Note 18 - Employee benefits

A.	Employee benefits include post-employment benefits and short-term benefits.

Balances include:

	For the Year ended December 31
	2021	2020
	USD thousands	USD thousands
Short-term benefits	432	263
Post-employment benefits	292	265

B.	Post-employment benefit plans – defined contribution plan

The Company has a defined contribution plan in respect of the Company’s liability in respect of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

Notes to the Consolidated Financial Statements

Note 18 - Employee benefits (Cont’d)

	For the Year ended December 31
	2021	2020	2019
	USD thousands	USD thousands	USD thousands

Amount recognized as expense in respect of defined contribution plan	291	197	136

C.

Certain of the Company’s executives are entitled to annual and special bonuses under the terms of their employment and consulting agreements. These bonuses will become due upon the achievement of certain goals or agreements for the commercialization of the Company’s products. These consolidated financial statements include bonuses expenses in the amount of USD 580 thousand for the year ended December 31, 2021, USD 481 thousand for the year ended December 31, 2020, and USD 462 thousand for the year ended December 31, 2019.

D.	Certain of the Company’s executives are entitled to benefits upon termination of employment under the terms of their employment and consulting agreements, see Note 12 on related parties. These benefits are measured based on the time of service and their monthly pay and the expected term of their employment. These consolidated financial statements include a liability due to these grants of USD 292 thousand and USD 265 thousand, as of December 31, 2021 and 2020, respectively.

Notes to the Consolidated Financial Statements

Note 19 - Financial Instruments

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

The Group held cash and cash equivalents and short-term and long-terms deposits of USD 47,360 thousand at December 31, 2021 (2020 – USD 60,876 thousand). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short-term deposits, mainly in USD, bear fixed interest ranging between 0.43% - 1.05%, and the long-term deposits, mainly in NIS, bear fixed interest of 0.1%.

The carrying amount of cash and cash equivalents and short-term deposits approximate their fair value.

The Group at December 31, 2021 has an amount of USD 160 thousand in long term deposits guaranteed for the Group’s leases and credit.

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

Notes to the Consolidated Financial Statements

Note 19 - Financial Instruments (Cont’d)

Currency risk

The Group is exposed to currency risk mainly for cash and purchases for research and development expenses that are denominated in NIS and EURO. Therefore, the Group is exposed to exchange rate fluctuations in these currencies against the dollar and takes steps to reduce the currency risk by maintaining its liquid resources in accordance with its future needs.

Set forth below is a sensitivity test to possible changes in USD/NIS exchange rate as of December 31, 2021:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	38	94	1,877	(94)	(38)
Other current assets	24	59	1,185	(59)	(24)
Accounts payable	(13)	(33)	(661)	33	13
Other payables	(39)	(99)	(1,970)	99	39
Post-employment benefit liabilities	(6)	(15)	(292)	15	6
Total income (loss)	4	6		(6)	(4)

Notes to the Consolidated Financial Statements

Note 19 - Financial Instruments (Cont’d)

B.	Financial instruments measured at fair value:

1.	In October 2021, the Company received a convertible note in the amount of $1.5 million and 300 thousand warrants as part of Coeptis termination at an exercise price of $5. The warrants are exercisable until September 21, 2024.

This convertible debt instrument does not meet the solely payments of principal and interest (SPPI) criterion and therefore measure at fair value through profit or loss the fair value of these financial instrument as of December 31,2021 was measured at USD 187 thousand.

2.	In July 2020 and May 2020, the Company registered the warrants issued in May 2020 and April 2020, respectively, and therefore they were reclassified from financial liabilities to equity in their fair value using Black & Scholes valuation method.

3.	Fair value hierarchy of financial instruments measured at fair value:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset
Convertible debt instrument (see Note 19B(1))			187	187

Details regarding fair value measurement at Level 3:

Financial instrument	Valuation method for determining fair value	Significant unobservable inputs

For the year ended December 31, 2021
Convertible debt instrument	Black - Scholes	expected term	2.75 years
		expected volatility	125%
		annual risk free interest	0.97%
		dividend yield	0%

For the year ended December 31, 2020
Warrants	Black - Scholes	expected term	5.3-5.42 years
		expected volatility	107.17%-108.9%
		annual risk free interest	0.40%-0.50%
		dividend yield	0%