Form 20-F
period 2022-12-31
PURPLE BIOTECH LTD.
filed 2023-03-03
CIK 1614744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Lior Fhima, Chief Financial Officer
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 184,815,092 Ordinary Shares, no par value (including 1 share held in treasury)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐    Accelerated filer ☐

Non-accelerated filer ☒

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐    No ☒

i

Unless the context otherwise indicates or requires, all references to:

●	the terms “Registrant,” “Purple”, “Purple Biotech”, “Company,” “we,” “us,” “our,” “our company” and similar designations refer to Purple Biotech Ltd., together with (i) its former wholly-owned subsidiary, Kitov Pharmaceuticals, (ii) its majority owned subsidiary, TyrNovo, (iii) its wholly owned subsidiary, FameWave, (iv) its wholly owned subsidiary, Immunorizon Ltd., and (v) its wholly owned subsidiary Purple Biotech GmbH, except where otherwise stated or where it is clear that the terms mean only Purple Biotech Ltd. exclusive of any subsidiaries,

●	“TyrNovo” refers to TyrNovo Ltd., the majority owned subsidiary of Purple Biotech,

●	“FameWave” refers to FameWave Ltd., the wholly owned subsidiary of Purple Biotech,

●	“Immunorizon” refers to Immunorizon Ltd., the wholly owned subsidiary of Purple Biotech,

●	the terms “dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States of America,

●	the terms “Euro” or “€” refer to the Euro, the lawful currency of the European Union member states,

●	the terms “NIS” refer to the New Israeli Shekel, the lawful currency of the State of Israel,

●	“ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no par value per share,

●	“ADSs” refers to the Registrant’s American Depositary Shares,

●	“Companies Law” refers to Israel’s Companies Law, 5759-1999, as amended,

●	“Securities Act” refers to the Securities Act of 1933, as amended,

●	“SEC” refers to the United States Securities and Exchange Commission,

●	“NASDAQ” refers to The NASDAQ Capital Market, except where otherwise stated or where it is clear that the term means any of the NASDAQ exchanges, and

●	“TASE” refers to the Tel Aviv Stock Exchange.

Unless otherwise indicated, all information contained in this Annual Report on Form 20-F gives retrospective effect to:

●	Effective as January 4, 2019, we effected a consolidation of our share capital at a ratio of 1:20, such that: (i) each 20 ordinary shares of Purple Biotech were consolidated into one ordinary share of Purple Biotech and (ii) each 20 options of Purple Biotech (tradable and non-tradable) exercisable into ordinary shares outstanding immediately prior to the consolidation were consolidated into one option exercisable into one ordinary share of Purple Biotech at an exercise price equal to the pre-consolidation exercise price multiplied by 20.

●	Effective as of August 21, 2020, we effected a change in the ratio of ordinary shares to each ADS, such that the ratio of ADSs to ordinary shares changed from one (1) ADS representing one (1) ordinary share to a new ratio of one (1) ADS representing ten (10) ordinary shares. All ADS numbers in this Annual Report on Form 20-F are reflected on a post-ratio change basis.

Glossary of Industry Terms

Additionally, for convenience, the following terms used in this Annual Report on Form 20-F are defined as follows:

“API”	Active Pharmaceutical Ingredient – any substance or mixture of substances intended to be used in the manufacture of a drug product and that, when used in the production of a drug product, becomes one active ingredient in the drug product.

“approved product”	A product that has been approved for marketing by a regulatory authority.

“BLA”	Biologics License Application – A request for permission to market a new biological product.

“cGMP”	Current Good Manufacturing Practice – minimum requirements of the FDA and other regulatory authorities for the methods, facilities, and controls used in the manufacturing, processing, and packing of a drug product that is intended for human use to ensure that the product is safe for use and has the ingredients and strength that it claims to have.

“Clinical”	Pertaining to human studies.

“CMC”	Chemistry, manufacturing, and controls.

“Consensi”	An FDA approved fixed-dose combination drug treatment intended for the treatment of osteoarthritis pain and for hypertension, previously developed and commercialized by the Company. During 2021, the Company determined to discontinue operations related to Consensi.

“EGFR”	Epidermal Growth Factor Receptor (EGFR; ErbB-1; HER1 in humans) is a transmembrane protein that is a receptor for members of the epidermal growth factor family (EGF family) of extracellular protein ligands.

“FDA”	United States Food and Drug Administration.

“Formulation”	All the active and inactive materials contained in a final medical product.

“IND”	Investigational New Drug (Application) – an application to test an experimental drug in human beings and that requires clearance by the FDA for clinical trials to be initiated.

“NDA”	New Drug Application - an application submitted to the FDA to approve marketing a new drug.

“PDX”	An animal model in which patient-derived tumor tissue at low passage are implanted in animals, used to conserve original tumor characteristics and to provide relevant predictive insights into clinical outcomes when evaluating new cancer therapies.

“Pharmacokinetics”, “PK”	The study of the absorption, distribution, metabolism and excretion of a drug from the body; the pharmacokinetic indices provide, among other things, information on the extent and time of the patient’s exposure to the material. It is the study of how the body affects the drug.

“preclinical”	Drug development studies performed outside of a human living organism or cell, using living cells, or appropriate animal models. The studies begin before trials in humans and assess safety, toxicity, and efficacy. Since drug development is dynamic, preclinical studies are performed throughout the drug development lifecycle.

“therapeutic candidate”	A product that is undergoing development, preclinical trials, clinical trials and/or has a pending NDA in review by the FDA or similar marketing application being reviewed by a foreign regulatory authority, but has not been approved for commercialization.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, including the safety and efficacy of our therapeutic candidates, as well as the extent and number of additional studies that we may be required to conduct;

●	our ability to advance our therapeutic candidates into the next stages of clinical trials, or to successfully complete our planned and ongoing preclinical studies or clinical trials;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	our ability to acquire or in-license additional therapeutic candidates, integrate acquired therapeutic candidates successfully into our business and to realize the anticipated benefits of acquisitions, such as our recent Immunorizon acquisition;

●	a delay or rejection of an IND, NDA or BLA for one or more of our therapeutic candidates;

●	our ability to maintain compliance with the NASDAQ listing standards;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate including the impact of any change in regulation and legislation that could affect the pharmaceutical industry, and the difficulty of predicting actions of the FDA or any other applicable regulator of pharmaceutical products;

●	the research, manufacturing, preclinical and clinical development, commercialization, and market acceptance of our therapeutic candidates;

●	our ability to successfully acquire, develop or commercialize our pharmaceutical products;

●	our ability to establish collaborations for our therapeutic candidates;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business and therapeutic candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	the impact of competitive companies, technologies on our industry; and

●	the impact of the public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for our products or our business.

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

●	We are a clinical-stage pharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable;

●	Our limited operating history as a pharmaceutical research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of therapeutic candidates for our future revenue, which could impair our ability to achieve profitability;

●	We will need to raise additional capital to achieve our strategic objectives of developing and commercializing our therapeutic candidates, and to develop, acquire and/or in-license additional therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our future operations, develop our current or future therapeutic candidates, seek regulatory approval that is a prerequisite to selling any product, attract development or commercial partners, and retain key personnel;

●	Our long-term capital requirements are uncertain and subject to numerous risks;

●	Our clinical trials may fail to demonstrate adequately the safety and efficacy of our therapeutic candidates, which would prevent or delay regulatory approval and commercialization;

●	Our therapeutic candidates may cause undesirable side effects or have other properties that could halt clinical development, prevent regulatory approval, limit commercial potential, or result in significant negative consequences;

●	If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners, will be unable to commercialize our therapeutic candidates;

●	Preclinical studies, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates without developing CMC satisfactory to regulatory authorities, completing preclinical and clinical studies, and then seeking to obtain regulatory approval, if such trials show that our therapeutic candidates are safe and effective;

●	If we do not establish collaborations for our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future and/or commercialize such therapeutic candidates, or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans;

●	Any collaborative arrangements that we establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development, manufacturing and commercialization of our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future, outside our control, and may require us to relinquish important rights or may otherwise be on terms unfavorable to us;

●	Our current business model is based largely upon the development or acquisition and commercialization of new combination products and new therapeutic candidates that may have not yet been administered to humans or have limited history of treatment with humans. Unexpected difficulties or delays in successfully developing, acquiring or commercializing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations;

●	We rely mainly on third parties to conduct our CMC, research and development, preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including, but not limited to, failing to conform with quality standards for our therapeutic candidates, which may endanger our clinical trial participants and/or fail to meet established deadlines for the completion of such studies and trials;

●	If third parties do not manufacture our current therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future in sufficient quantities in the required timeframe, at the required quality standards and at an acceptable cost, preclinical, clinical development and commercialization of our therapeutic candidates could be delayed;

●	We rely on third-party contract vendors to manufacture and supply us with APIs to be compliant with the International Conference of Harmonization Q7 guidance and applicable laws and regulations, in the quantities we require on a timely basis;

●	We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and/or other regulatory agencies for NT219, CM24, IM1240 or any other therapeutic candidates we may develop or acquire in the future;

v

●	We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities;

●	Our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future, if approved, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose the FDA and/or other regulatory agencies’ approval(s) we will obtain (if any), and our business would be seriously harmed;

●	The manufacture of our therapeutic candidates is complex, and we may encounter difficulties in production, particularly with respect to process development or scaling-up of our manufacturing capabilities. If we, or any of our third-party manufacturers, encounter such difficulties, our ability to supply drugs for clinical trials or our products (if approved) for patients on a timely basis could be materially delayed or adversely affected. In addition, this may cause an increase in costs that could result in our inability to maintain a commercially viable cost structure;

●	Because each of CM24, NT219 and IM1240 represents a novel approach to the treatment of disease, there are many uncertainties regarding the development, the production, the market acceptance, third-party reimbursement coverage and the commercial potential of these therapeutic candidates;

●	We may depend on a partner to conduct clinical trials with CM24, NT219, and/or other therapeutic candidates and we may enter into future collaboration agreements with collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and to market and sell our therapeutic candidates. If such collaboration fails to perform as expected, our clinical trials and/or development plans will be delayed, and we will be required to seek other partners, which we may not be able to engage in a timely manner, if at all, and which may delay our development plans and therefore the potential for us to generate future revenue from our therapeutic candidates would be significantly reduced and our business would be significantly harmed;

●	Our shareholders may not realize a benefit from our acquisitions of therapeutic candidates commensurate with the ownership dilution they experienced in connection with the transactions;

●	Third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from, or delay us in, developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition;

●	Our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions;

●	We may be unable to adequately protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of any of our intellectual property rights may lead us to lose market share and could have an adverse effect on our business, results of operations and financial condition.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable

B.	Advisors

Not applicable

C.	Auditors

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

We are a clinical-stage pharmaceutical company, and we are focused on the development and commercialization of innovative pharmaceutical drugs. We currently have two oncology therapeutic candidates in clinical trials, NT219 and CM24, neither of which has been approved for marketing and they are not being sold, marketed or commercialized, and a preclinical therapeutic candidate, IM1240, which we acquired in connection with our recent acquisition of Immunorizon in February 2023. Each will require additional preclinical and/or clinical trials or other testing before we can obtain regulatory approval, if we are able to obtain regulatory approval at all. We must obtain regulatory approval for these therapeutic candidates, or any other therapeutic candidate that we may develop or acquire in the future before we can sell such therapeutic candidates. We have incurred losses from commencement of our pharmaceutical research and development activities through December 31, 2022 of approximately $117.6 million as a result of revenue and cost of goods, research and development activities, clinical trial related activities, investment/acquisition activities, listing for trading and fund-raising related activities, selling, general and administrative, finance expenses and other expenses. We may incur significant additional losses as we continue to focus our resources on advancing NT219, CM24, IM1240 or other therapeutic candidates that we may develop, in-license, or acquire in the future. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop, in-license, or acquire, and obtain the required regulatory approvals for our oncology therapeutic candidates in the United States and various other territories and then to successfully commercialize our oncology therapeutic candidates. We may be unable to achieve any or all these goals with regard to NT219, CM24, IM1240 or any other therapeutic candidates that we may develop, in-license, or acquire in the future. As a result, we may never be profitable or achieve significant or sustained revenues.

Our limited operating history as a pharmaceutical research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of therapeutic candidates for our future revenue, which could impair our ability to achieve profitability.

We have a limited operating history as a pharmaceutical research and development company, and our operations to date have been limited primarily to developing our NT219 and CM24 therapeutic candidates as well as to developing, gaining regulatory approval and commercializing Consensi; research and development; raising capital; and recruiting scientific, CMC, regulatory and management personnel and third-party partners. To date the only revenue we have received has been the initial milestone payments in connection with commercialization agreements for Consensi, which were terminated in 2021. We may not be able to commercialize or obtain regulatory approval for our NT219, CM24 and IM1220 therapeutic candidates or any additional therapeutic candidates we may develop, in-license and/or acquire in the future. Our future growth and success depend upon our ability to continue funding the development of our therapeutic candidates and on the successful commercialization of such therapeutic candidates. If we are unable to obtain regulatory clearances or approvals for our therapeutic candidates and future products, our ability to gain any revenues and to achieve profitability would be adversely affected. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development of or commercialize our therapeutic candidates, acquire or in-license other therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

We will need to raise additional capital to achieve our strategic objectives of developing and commercializing our therapeutic candidates, and to develop, acquire and/or in-license additional therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our future operations, develop our current or future therapeutic candidates, seek regulatory approval that is a prerequisite to selling any product, attract development or commercial partners and retain key personnel.

We will need to continue to expend substantial funds in research and development, including CMC, preclinical and clinical trials of our NT219, CM24 and IM1240 therapeutic candidates, as well as to acquire or in-license additional therapeutic candidates. We plan to fund our future operations through the out-licensing and/or commercialization of our therapeutic candidates and by raising additional capital through either debt or equity financing. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of the therapeutic candidates, as well as the inherent business risks associated with our company and present and future market conditions. In addition, global and local economic and geopolitical conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs related to our therapeutic candidates or any other therapeutic candidates that we may acquire, in-license or develop in the future, or to delay the acquisition or in-license of any additional therapeutic candidates, any of which may have a material adverse effect on our business, financial condition and results of operations.

On June 9, 2021, we entered into an open market sale agreement (the “Sales Agreement”), with Jefferies LLC (“Jefferies”), for the sale of ADSs, representing our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell ADSs having an aggregate offering price of up to $19,564,607 from time to time through Jefferies, acting as our agent. Any future sales of ADS under the Sales Agreement could result in substantial dilution to existing shareholders. As of March 3, 2023, we have sold approximately 760 thousand ADSs for total gross proceeds of $2.2 million under the Sales Agreement.

On December 8, 2022, we filed a registration statement on Form F-3 with the SEC utilizing a “shelf” registration process, under which we may offer and sell, from time to time in one or more offerings, up to an aggregate $200,000,000 of ADSs (representing our ordinary shares), ordinary shares, preferred shares, warrants, overallotment purchase rights, subscription rights, units and/or capital notes.

To the extent that we raise additional capital through the sale of equity, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

Our long-term capital requirements are uncertain and subject to numerous risks.

We estimate that so long as no significant revenues are generated from our oncology therapeutic candidates, we will need to raise substantial additional funds to develop and/or commercialize our therapeutic candidates and to develop, acquire or in-license any additional therapeutic candidates, as our current cash and short-term investments are not sufficient to complete the research and development of our therapeutic candidates in their current phase of development and any additional therapeutic candidates that we may acquire, in-license or develop in the future, and to fund our related expenses. Our long-term capital requirements are expected to depend on many potential factors, including, among others:

●	the costs of seeking out and acquiring or engaging in-licensing or similar transactions for other oncological candidates;

●	our ability to successfully complete the required CMC development for our oncology therapeutic candidates or any other therapeutic candidates that we may acquire, in-license, or develop in the future;

●	our ability to successfully out-license and/or commercialize our oncology therapeutic candidates, or any other therapeutic candidates that we may acquire, in-license, or develop in the future, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the progress, success, and cost of our preclinical and/or clinical trials and research and development programs;

●	the costs, timing and outcome of regulatory review and obtaining and maintaining regulatory approval of our oncology therapeutic candidates or any other therapeutic candidates that we may acquire, in-license, or develop in the future and addressing regulatory and other issues that may arise post-approval for such oncology therapeutic candidates;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims;

●	the costs of developing and maintaining our third parties’ cGMP manufacturing standards;

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated;

●	our ability to obtain recommendations and publish studies regarding the efficacy and/or safety of our oncology therapeutic candidates or any other therapeutic candidates that we may acquire or develop in the future that may be published by government agencies, professional organizations, academic or medical journals or other key opinion leaders; and

●	sufficient coverage and reimbursement by third-party payers for our therapeutic candidates.

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

Our therapeutic candidates may cause undesirable side effects or have other properties that could halt clinical development, prevent regulatory approval, limit commercial potential, or result in significant negative consequences.

Undesirable side effects or adverse events caused by our therapeutic candidates, or related to the combination therapies, could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

If unacceptable toxicities arise in the development of our therapeutic candidates, the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our therapeutic candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment, or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Preclinical studies, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates without developing CMC satisfactory to regulatory authorities, completing preclinical and clinical studies, and then seeking to obtain regulatory approval, if such trials show that our therapeutic candidates are safe and effective.

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

In connection with CMC and the preclinical studies and clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks, including but not limited to:

●	delays in manufacturing the drug substance and drug product for preclinical studies and clinical trials;

●	delays in manufacturing the drug substance and drug product following NDA or BLA approval, if we receive such approval at all;

●	delays in securing clinical investigators or trial sites for clinical trials that must be completed for us to obtain any approval that we seek;

●	delays in receiving import or other government approvals to ensure appropriate drug supply, and shortages of combination drugs used in our clinical studies.

●	delays in obtaining institutional review board (human ethics committee) and other regulatory approvals to commence a clinical trial;

●	negative or inconclusive results from preclinical and/or clinical trials;

●	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies and may not approve initiation of certain clinical trials;

●	the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates;

●	an inability to monitor patients adequately during or after treatment;

●	problems with investigator or patient compliance with the trial protocols;

●	a therapeutic candidate may not prove safe or efficacious;

●	there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;

●	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

●	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;

●	the results will leave only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

●	our therapeutic candidates may not be reimbursed under different healthcare programs such as Medicare, Medicaid or private health insurance programs;

●	changes to the current regulatory requirements related to clinical trials which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory approvals; and

●	the availability of other drugs that provide alternative and/or superior treatments to our drugs and therapeutic candidates.

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

If we do not establish collaborations for our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future, and/or commercialize such therapeutic candidates, or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans.

Our drug development programs, mainly the potential commercialization of our oncology therapeutic candidates, or any other therapeutic candidates that we may develop or acquire in the future, will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies (including by way of out-licensing) to assist us in furthering development and potential commercialization of our therapeutic candidates, in some or all jurisdictions. We may not be successful in such collaborations with such third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development (such as out-licensing) or commercialization agreements, we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into or maintain development or commercialization agreements with respect to the development, marketing and commercialization of our therapeutic candidates in foreign jurisdictions where we do not have approval for commercialization, or any other therapeutic candidates that we may develop or acquire in the future, or failure to develop or acquire, market and commercialize such therapeutic candidates, will have an adverse effect on our business, financial condition and results of operation.

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

Our current business model is based largely upon the development or acquisition and commercialization of new combination products and new therapeutic candidates that may have not yet been administered to humans or have limited history of treatment with humans. Unexpected difficulties or delays in successfully developing, acquiring or commercializing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations.

We currently have two oncology therapeutic candidates in clinical trials, NT219 and CM24, both of which have limited safety and efficacy data for treatment in humans. The previous owners of CM24 conducted the first human clinical trials for this therapeutic candidate, which were initiated in 2015, and discontinued in 2017. In March 2021, we initiated a Phase 1b/2 clinical trial evaluating CM24, in advanced cancer patients, with expansion cohorts in subjects with non-small cell lung cancer (NSCLC) and pancreatic cancer, and in May 2022, we advanced that trial to a randomized, controlled, open label, multicenter Phase 2 study in subjects with metastatic pancreatic cancer to evaluate the safety and tolerability of CM24 in combination with nivolumab and chemotherapy. In the second half of 2020 we commenced a first in human phase 1/2 study of NT219, as a single agent in patients with recurrent and/or metastatic advanced solid tumors, followed by a dose escalation phase of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck or colorectal adenocarcinoma, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. Further, our third therapeutic candidate, IM1240, which we recently acquired in connection with our recent acquisition of Immunorizon in February 2023, is in preclinical development and no human clinical trials have been conducted for this therapeutic candidate. We cannot be certain whether any of our therapeutic candidates will be safe and efficacious when used in either monotherapy settings or in combination with other known cancer treatments.

In addition, we cannot be certain that the FDA or any foreign regulatory body will consider our oncology therapeutic candidates, whether alone or combined with other cancer treatments, or any other therapeutic candidate that we may develop or acquire in the future to be superior to the then current gold standard of care. Any delays in perfecting the combination, the production of the combination, or in market acceptance of the combination or new therapeutic candidates could have an adverse effect on our business, financial condition and results of operations.

Further, as part of our strategy for growth, we may consider the acquisition of additional therapeutic candidates at various stages of development and in a variety of therapeutic areas, and we may consider the acquisition or marketing rights of approved drug products as well. However, we may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully into our business. In this regard, acquisitions involve numerous risks, including difficulties in the integration of the acquired therapeutic candidates and/or drug product and the diversion of management’s attention from other business concerns. For example, our ability to successfully transition and integrate the recently acquired Immunorizon may be critical for our future growth and financial stability, and given the challenges involved with the development of a biological product and the financial challenges, we may not be able to realize the anticipated benefits of the acquisition, which may materially adversely affect our growth and future operating results as well as our financial condition. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

We rely mainly on third parties to conduct our CMC, research and development, preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including, but not limited to, failing to conform quality standards for our therapeutic candidates, which may endanger our clinical trial participants, and/or fail to meet established deadlines for the completion of such studies and trials.

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

If third parties do not manufacture our current therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future in sufficient quantities in the required timeframe, at the required quality standards and at an acceptable cost, preclinical, clinical development and commercialization of our therapeutic candidates could be delayed.

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

We currently do not manufacture any API ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs that are used to formulate our oncology therapeutic candidates. While there are many potential API manufacturers and suppliers in the market, if these manufacturers or suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, or the current or future demand of the public, if any, we could experience delays in developing or conducting clinical trials for our current therapeutic candidates, NT219, CM24 and IM1240, or any other therapeutic candidate that we may develop or acquire in the future, and incur additional costs.

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

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and/or other regulatory agencies for NT219, CM24, IM1240 or any other therapeutic candidates we may develop or acquire in the future.

To date, our NT219, CM24 and IM1240 therapeutic candidates have been manufactured in relatively small quantities by third-party manufacturers. Once our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future is approved for marketing and commercial sale, if at all, we still expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of such approved therapeutic candidates. These manufacturers may not be able successfully to increase the manufacturing capacity for any such therapeutic candidates that may be approved in the future in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable successfully to increase the manufacturing capacity for our oncology therapeutic candidates or any therapeutic candidate that we may develop or acquire in the future, or we are unable to establish alternative manufacturing capabilities and in a timely manner, the commercial launch of any such therapeutic candidates that are approved in the future may be delayed or there may be a shortage in supply.

We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities.

We and our third-party contract manufacturers are, and will be, required to adhere to laws, regulations and guidelines of the FDA and other foreign regulatory authorities setting forth cGMPs. These laws, regulations and guidelines cover all aspects of the manufacturing, testing, quality control and recordkeeping relating to our oncology therapeutic candidates when we initiate their clinical trials. We and our third-party contract manufacturers may not be able to comply with applicable laws, regulations and guidelines. We and our third-party contract manufacturers are and will be subject to unannounced inspections by the FDA, state regulators and similar foreign regulatory authorities outside the U.S. Our failure, or the failure of our third-party contract manufacturers, to comply with applicable laws, regulations and guidelines could result in the imposition of sanctions on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our therapeutic candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect regulatory approval and supplies of our therapeutic candidates and materially and adversely affect our business, financial condition and results of operations.

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

If our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future receives regulatory approval to commercialize, such therapeutic candidate will be subject to ongoing post-marketing surveillance programs and regulatory review. We and our commercialization partners, as applicable, are subject to ongoing reporting obligations, including pharmacovigilance, or drug safety, and our manufacturing operations, and those of contract manufacturers that we select, will be subject to continuing regulatory review, including inspections by the FDA and other foreign regulatory authorities, if a product is approved for commercialization in such foreign jurisdictions. The results of this ongoing review may result in the withdrawal of an approved product from the market, the interruption of manufacturing operations or the imposition of labeling or marketing limitations. In addition, since many more patients are treated with drugs following their marketing post-approval, unanticipated adverse reactions or serious adverse reactions that were not observed in preclinical and/or clinical trials may be observed during the commercial marketing of a drug product.

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

We may encounter substantial delays in the clinical trials for our therapeutic candidates, or we may not be able to conduct their trials on the timelines we expect, or we may not be able to complete them at all.

Clinical testing is expensive, time-consuming, and subject to uncertainty. Currently, two of our therapeutic candidates are in clinical trials, NT219 and CM24, and we cannot guarantee that any of these therapeutic candidate’s and/or future therapeutic candidate’s clinical studies will be initiated or conducted as planned, or completed on schedule, if at all. We intend to continue our clinical testing of CM24 and NT219, but issues may yet arise that could delay or prevent future clinical trials. A failure of one or more clinical studies can occur at any stage of testing, and clinical studies for any of our therapeutic candidates may not be successful. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on study design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

●	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical study site;

●	the departure of a principal investigator from a clinical site, which could cause delays in conducting the clinical trial at a particular clinical site;

●	the shortage of staff in the clinical sites;

●	imposition of a temporary or permanent clinical hold by regulatory agencies;

●	delays in recruiting suitable patients to participate in clinical studies for NT219, CM24 or future therapeutic candidates;

●	failure by us or our CROs, or third parties, to adhere to clinical study requirements;

●	failure to perform in accordance with the FDA’s cGCPs, requirements, or applicable regulatory guidelines in other countries;

●	patients dropping out of a study;

●	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

●	the cost of clinical studies of CM24 and NT219 and/or future therapeutic candidates being greater than we anticipate;

●	management’s decision to allocate internal resources to other projects;

●	clinical studies of CM24, NT219 and/or future therapeutic candidates producing negative or inconclusive results, which may result in us deciding, or regulators requiring, conduct of additional clinical studies or abandon product development programs; and

●	delays in manufacturing, testing, release, validating, or import/export of sufficient stable quantities of CM24, NT219, and/or future therapeutic candidates or approved drugs for use in clinical studies or the inability to do any of the foregoing, including any quality issues associated with contract manufacturers.

In addition, the COVID-19 pandemic affected the conduct of clinical trials of investigational therapeutic candidates by causing, among other things, slowdowns in site activities, difficulties or slowdown in patient enrollment, travel limitations, and other limitations for site personnel or trial subjects who became infected with COVID-19, all of which led to difficulties in performing studies, such as recruiting patients and timely performance of the study activities. Any future limitations that may be implemented as a result of an additional outbreak of COVID-19 or other pandemics may lead to difficulties in meeting protocol-specified procedures.

We also may conduct clinical research in collaboration with other biotechnology and biologics entities in which we combine CM24, NT219 and/or other or future therapeutic candidates with the technologies of such collaborators. Such collaborations may be subject to additional delays because of the management of the trials or the necessity of obtaining additional approvals for therapeutics used in the combination trials, or a shortage in the availability of such collaborators’ drug products. These combination therapies will require additional testing and clinical trials, will require additional FDA regulatory approval, and will increase our future expenses.

In addition, if we make manufacturing or formulation changes to CM24, NT219 and/or other or future therapeutic candidates, we may be required, or may elect, to conduct additional studies to bridge the modified therapeutic candidates to earlier versions. Clinical study delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to commercialize these therapeutic candidates successfully and may harm our business and the results of our operations.

A number of factors, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria, may cause significant delays in clinical studies. We may not commence or complete clinical trials involving any of our therapeutic candidates as projected or may not conduct them successfully.

We expect to rely on medical institutions, academic institutions, or clinical research organizations to conduct, supervise, or monitor some or all aspects of clinical trials involving our therapeutic candidates. If we fail to commence or complete, or experience delays in, any of its planned clinical trials, we may experience delays in its clinical development and/or commercialization plans.

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

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

●	the size and nature of the patient population;

●	the patient eligibility criteria defined in the protocol;

●	the size of the study population required for analysis of the trial’s endpoints;

●	the proximity of patients to trial sites;

●	the design of the trial;

●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	competing clinical trials for similar therapies or other new therapeutics;

●	clinicians’ and patients’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	the risk that patients enrolled in clinical trials will not complete a clinical trial; and

●	the effect of epidemics or pandemics, such as the COVID-19 pandemic, on the ability of patients to visit the testing sites and the effect of the disease on potential patients who contracted the disease.

Our clinical trials will compete with other clinical trials for therapeutic candidates that are in the same therapeutic areas as our therapeutic candidates, and this competition may reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Accordingly, we cannot guarantee that the trials will progress as planned or as scheduled. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our ongoing clinical trial and planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our therapeutic candidates.

Even if we can enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our therapeutic candidates.

We may depend on a partner to conduct clinical trials with CM24, NT219 and/or other therapeutic candidates, and we may enter into future collaboration agreements with collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and to market and sell our therapeutic candidates. If such collaboration fails to perform as expected, our clinical trials and/or development plans will be delayed, and we will be required to seek other partners, which we may not be able to engage in a timely manner, if at all, and which may delay our development plans and therefore the potential for us to generate future revenue from our therapeutic candidates would be significantly reduced and our business would be significantly harmed.

We have entered into a clinical collaboration agreement with Bristol Myers Squibb Company (NYSE:BMY) for a phase 1/2 study of CM24 in combination with a PD-1 antibody nivolumab, and an expansion study to also evaluate CM24 and nivolumab, together with nab-paclitaxel, in patients with pancreatic cancer. We initiated the phase 1b/2 portion of the phase 1/2 study in March 2021 and in May 2022, we initiated a randomized Phase 2 portion of this study in subjects with metastatic pancreatic cancer (PDAC) to evaluate the safety and tolerability of CM24 in combination with nivolumab and chemotherapy. We rely and may in the future continue to rely on our collaboration partners to develop, supply, conduct clinical trials, and/or commercialize our therapeutic candidates and approved products we may market in the future, if any. We may also enter into collaboration agreements with other parties in the future relating to such therapeutic candidates. Ultimately, if such therapeutic candidates are advanced through clinical trials, certain of the collaboration partners may have certain rights in connection with the commercialization of the therapeutic candidate, such as rights of first offer to be responsible for commercialization of these therapeutic candidates. If these collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if the agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our therapeutic candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such therapeutic candidates and seek replacement collaboration and/or development partners. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to obtain regulatory approval for, and to generate future revenue from, such therapeutic candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

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

In addition, collaboration agreements may provide the collaboration partners with rights to terminate such agreements and licenses granted under such agreements under various conditions, which, if exercised, would adversely affect our product development efforts, could make it difficult for us to attract new collaboration partners and may adversely affect our reputation. Any such termination of any current or future agreement with a collaboration partner could have a material adverse effect on our business, financial position and results of operations.

The manufacture of our therapeutic candidates is complex, and we may encounter difficulties in production, particularly with respect to process development or scaling-up of our manufacturing capabilities. If we, or any of our third-party manufacturers encounter such difficulties, our ability to supply drugs for clinical trials or our products (if approved) for patients on a timely basis could be materially delayed or adversely affected. In addition, this may cause an increase in costs that could result in our inability to maintain a commercially viable cost structure.

NT219 is a small molecule chemical compound and CM24 and IM1240 are biologic compounds, and the process of manufacturing each is complex, highly regulated and subject to multiple risks. Even minor deviations from normal manufacturing processes for each of NT219, CM24 and IM1240 could result in reduced production yields, product defects, and other supply disruptions.

Developing commercially viable processes is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency, and timely availability of raw materials. As a result of these challenges, we may experience delays in our therapeutic candidates’ preclinical development, clinical development and/or commercialization plans. We may ultimately be unable to reduce the cost of goods for each of our therapeutic candidates to levels that will allow for an attractive return on investment if and when those therapeutic candidates are commercialized.

Because each of CM24, NT219 and IM1240 represents a novel approach to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of these therapeutic candidates.

There is no assurance that the approaches offered by CM24 NT219 or IM1240 will gain broad acceptance among physicians or patients, or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed therapeutic candidates. Since each of CM24, NT219 and IM1240 represents a new approach to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these therapeutic candidates. Accordingly, we may spend large amounts of money trying to obtain approval for therapeutic candidates that have an uncertain commercial market. The market for any products that we may successfully develop utilizing our therapeutics candidates will also depend on the cost of the product. We do not yet have sufficient information to reliably estimate what it will cost to commercially manufacture these therapeutic candidates, and the actual cost to manufacture these therapeutic products could materially and adversely affect the commercial viability of these products. Our goal is to reduce the cost of manufacturing our therapeutic candidates. However, unless we reduce those costs to an acceptable amount, we may never be able to develop a commercially viable product. If we do not successfully develop and commercialize our therapeutic candidates based upon this approach or find suitable and economical sources for materials used in the production of these therapeutic candidates, these therapeutic candidates will not become profitable.

Our therapeutic candidates may be provided to patients in combination with other agents provided by third parties. The cost of such combination therapy may increase the overall cost of our therapeutic candidates’ based therapies and may result in issues regarding the allocation of reimbursements between our therapeutic candidates and the other agents, all of which may adversely affect the ability to obtain reimbursement coverage for the combination therapy from third-party medical insurers.

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

We are a party to a license agreement with each of Yissum Research and Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”), the technology transfer company of the Hebrew University of Jerusalem, and Tel Hashomer – Medical Research Infrastructure and Services Ltd. (“THM”) that impose, and we may enter into additional licensing arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Our rights to use the licensed intellectual property are subject to the continuation of and our compliance with the terms of these agreements. Disputes may arise regarding our rights to intellectual property licensed to us from a third-party, including but not limited to:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	the sublicensing of patent and other rights;

●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

●	the ownership of inventions and know-how resulting from the creation or use of intellectual property by us, alone or with our licensors and collaborators;

●	the scope and duration of our payment obligations;

●	our ability to further license the technology to third parties;

●	our rights upon termination of such agreement; and

●	the scope and duration of exclusivity obligations of each party to the agreement.

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

In addition, we may have disputes over intellectual property rights related to our therapeutic candidates developed under service agreements or material transfer agreements with third parties. Such third parties may claim rights to certain know-how or intellectual property that may require us to enter into license agreements with such parties and pay royalties for such rights or to engage in legal proceedings with these parties.

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

For example, in February 2023 we completed the acquisition of 100% of the shares of Immunorizon, which is developing potential multi-specific T and NK cell engager oncology therapies that selectively activate the immune response within the tumor microenvironment, in exchange for an aggregate upfront payment of $3.5 million in cash and an aggregate $3.5 million in ADSs (or 2,215,190 ADSs representing ordinary shares) and additional long-term milestones set at an aggregate amount of $94 million, with royalties out of net sales. We have initiated a process for the integration of Immunorizon’s portfolio of tri-specific antibodies and allocated resources to such process and the ongoing research and development related to the acquired portfolio. Our ability to successfully transition and integrate the acquired business is critical for our future growth and financial stability. Given the challenges involved with the development of a biological product and the financial challenges, we may not be able to realize the anticipated benefits of the acquisition, which may materially adversely affect our growth and future operating results as well as our financial condition.

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

We own the rights to our therapeutic candidates, each of which was acquired by us from a third-party: NT219 (acquired in connection with the acquisition of the majority shareholdings of TyrNovo in 2017), CM24 (acquired in connection with the acquisition of FameWave in 2020) and IM1240 (acquired in connection with the acquisition of Immunorizon in February 2023). We evaluate internally and with external consultants each potential therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently select therapeutic candidates that have the highest likelihood to achieve commercial success.

The recent COVID-19 pandemic may adversely affect our revenues, results of operations and financial condition.

The COVID-19 pandemic, identified in late 2019, resulted in government-imposed quarantines, travel restrictions and other public health safety measures worldwide, including Israel. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of COVID-19 had an adverse effect on the global markets and global economy, including on the availability and pricing of resources, materials, manufacturing and delivery efforts and other aspects of the global economy. The COVID-19 pandemic and resulting measures and effects led to a slowdown of the clinical trials for our therapeutic candidates, including slowed patient enrollment in the trials and development activities during the last three years. The COVID-19 pandemic also adversely affected the ability of our US distributor to market and sell Consensi in the United States, which resulted in the discontinuation of the marketing and manufacturing of the drug in 2021. While the COVID-19 pandemic has not materially affected our operations to date other than as mentioned above, the extent to which the COVID-19 pandemic shall impact our operations in the future will depend on future developments.

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

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, managerial and finance personnel. If we purchase or in-license new products or product candidates, we may need to expand our qualified personnel to advance the development and commercialization of such products. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to expand our marketing and sales capabilities. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. Compensation packages for our senior officers are subject to approval of our compensation committee and board of directors and, in certain instances, our shareholders. We may not be able to achieve the required corporate approvals for proposed compensation packages, further making it difficult for us to compete successfully with other companies to attract and retain key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could prevent our business from successfully growing.

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

TyrNovo’s technologies, including NT219, were developed, in part, with grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) in the aggregate amount of approximately NIS 5.5 million (or approximately $1.56 million). As of December 31, 2022, TyrNovo had not paid any royalties to the IIA and has a contingent obligation to the IIA, excluding interest, in that amount. The requirements and restrictions for such grants are set forth in the Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry, 5744-1984), or the Innovation Law, the IIA’s rules and guidelines and the terms of these grants.

In general, the recipients of IIA grants are obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed as a result of a research and development program funded, in whole or in part, by the IIA, at rates which are determined under the IIA’s rules and guidelines (generally of 3% to 6% on sales of products or services developed under the approved programs, which rates may be increased under certain circumstances) up to the aggregate amount of the total grants received by the IIA (which may be increased under certain circumstances, as described below), plus annual interest (as determined in the IIA’s rules and guidelines). Following the full payment of such royalties and interest, there is generally no further liability for royalty payments; however, other restrictions under the Innovation Law continue to apply, as described below.

Under the IIA’s rules and guidelines, TyrNovo is generally prohibited from manufacturing products developed using the IIA funding outside of the State of Israel without the prior approval of the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice) and subject to payment of increased royalties (up to 300% of the grant amount plus accrued interest, depending on the manufacturing volume that is performed outside of Israel). TyrNovo received the IIA’s approval for the production of NT219’s API and final product by certain third-party manufacturers outside of Israel in consideration for (among other things) the future payment of increased royalties as stipulated under the IIA’s rules and guidelines. Additionally, under the IIA’s rules and guidelines, TyrNovo is prohibited from transferring the IIA-funded know-how and related intellectual property rights outside of the State of Israel, except under limited circumstances and only with the prior approval of the IIA. TyrNovo may not receive the required approvals for any proposed transfer, and even if received, TyrNovo may be required to pay the IIA a redemption fee of up to 600% of the grant amounts plus accrued interest. Approval of the transfer of know-how to an Israeli company is also required, and may be granted if the recipient assumes all of our responsibilities towards the IIA, including the restrictions on the transfer of know-how and the manufacturing rights outside of Israel and the obligation to pay royalties, and, although such transfer will not be subject to the payment of a redemption fee, there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation. No assurance can be given that approval to any such transfer, if requested, will be granted.

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

We have in the past, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition.

We have in the past, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business (other than intellectual property infringement actions) that could negatively affect our business operations and financial condition, including securities class actions and shareholder derivative actions, both of which are typically expensive to defend. Such claims and litigation proceedings may be brought by third parties, including our competitors, advisors, service providers, partners or collaborators, employees, and governmental or regulatory bodies. For information on past legal proceedings, please see “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings.” Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. We may not be able to determine the amount of any potential losses and other costs we may incur due to the inherent uncertainties of litigation and settlement negotiations. In the event we are required or decide to pay amounts in connection with any claims or lawsuits, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both. Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate coverage amounts and may incur significant increases in insurance costs.

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

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed by others may render our oncology therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different platform or means of treating the same indications as NT219, CM24, IM1240 or other therapeutic candidates that we may develop or in-license in the future. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others, is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

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

If third-party payers do not adequately reimburse customers for our oncology therapeutic candidates, if approved for marketing in the U.S. or other markets, they might not be purchased or used, and our revenues and profits will not develop or increase.

Our revenues and profits will depend heavily upon the availability of adequate coverage and reimbursement for the use of our oncology therapeutic candidates, if approved, from governmental and/or other third-party payers, both in the U.S. and in foreign markets. There may be significant delays in obtaining coverage for newly approved therapeutic candidates. Moreover, eligibility for coverage does not necessarily signify that an approved product will be reimbursed in all cases or at a sufficient rate, including one that covers our costs, such as research, development, manufacture, sale, and distribution costs. Accordingly, even if we succeed in bringing one or more of our therapeutic candidates to the market, they may not be considered cost-effective, and the amount reimbursed may be insufficient to allow us to sell our approved products on a competitive basis. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that the use of an approved product is, among others:

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

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) (the “ACA”) and on March 30, 2010, he signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients, and other healthcare policy reforms. Through the law-making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made to extend medical benefits to certain Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs, and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation was one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions were designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals which could result in lower pricing and/or reduced market acceptance for any drug products we may commercialize in the U.S. in the future. At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux. Legislative initiatives to modify, limit, replace, or repeal the ACA and judicial challenges have continued for over a decade. However, as of the Supreme Court’s ruling ordering the dismissal of, arguably, the most promising case challenging the ACA to-date on June 17, 2021, it appears that the ACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business. The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, in August 2022, the Inflation Reduction Act (“IRA”) was signed into law, which will, among other things, allow U.S. Department of Health and Human Services (“HHS”) to negotiate the selling price of certain drugs and biologics that the Centers for Medicare & Medicaid Services (“CMS”) reimburses under Medicare Part B and Part D, although only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics) can be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price. Beginning in October 2023, the IRA will also penalize drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. Furthermore, we cannot predict what actions the Biden administration will implement in connection with the Health Reform Law. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future, as applicable.

We are subject to additional federal and state healthcare laws and regulations relating to our business, and our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

Healthcare providers, physicians, and third-party payers play a primary role in the recommendation and prescription of any therapeutic candidates for which we obtain marketing approval. Our current or future arrangements with healthcare providers, physicians, marketers or sales personnel, third-party payers, patients, and others in a position to refer, recommend, purchase, or use our products may expose us to broadly applicable U.S. federal and state fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any product candidates for which we obtain FDA approval. The applicable healthcare laws to which we have been and/or may be subject include, but are not limited to, the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under government healthcare programs such as the Medicare and Medicaid programs;

●	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

●	the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services where that physician or family member has a financial relationship with the entity providing the designated health service, unless an exception applies;

●	federal false claims laws that prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government healthcare programs that are false or fraudulent;

●	the so-called federal “Sunshine Act”, which requires certain pharmaceutical and medical device companies to monitor and report certain payments and other transfers of value to physicians, as defined by such law, certain other healthcare professionals, and teaching hospitals and ownership and investment interests held by physicians and their immediate family members to CMS for disclosure to the public;

●	the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) and its implementing regulations, which impose obligations on certain covered entities and their business associates with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals, regulatory authorities, and potentially the media of certain breaches of security of individually identifiable health information;

●	HIPAA’s fraud and abuse provisions, which impose criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

●	the federal Food, Drug, and Cosmetic Act, which, among other things, strictly regulate drug product and medical device marketing, prohibits manufacturers from marketing such products for off-label use, and regulates the distribution of samples;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and

●	state law equivalents of each of the above federal laws, such as anti-kickback, false claims, transparency and reporting laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, many of which differ from each other in significant ways, thus complicating compliance efforts.

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

The scope and enforcement of these laws are broad, often uncertain and subject to change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and guidance in many areas. We cannot predict the impact that new legislation or any changes in existing legislation will have on our business, financial condition, or results of operations. Federal or state regulatory authorities may challenge our prior and/or future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations, and financial condition. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time-consuming and could negatively and adversely affect our business and results of operations.

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

Unfavorable macroeconomic conditions and other adverse macroeconomic factors have resulted, among other matters, in tightening in the debt and equity markets, and high levels of inflation. For example, tightening of the equity markets, makes it more difficult to raise capital at a reasonable valuation or at all. In addition, the U.S. Bureau of Labor Statistics has reported for the period from January 2021 to January 2022, the Consumer Price Index for All Urban Consumers rose 7.5 percent, which is the largest 12-month increase since the 12-month period ended February 1982, and from January 2022 to January 2023, the Consumer Price Index for All Urban Consumers rose 6.4 percent. If the inflationary pressure continues for a prolonged period, it may continue to result in increased costs of labor, cost of clinical trials, and costs of manufacturing which could adversely affect our results of operations. Furthermore, during 2022 there was a significant increase in interest rates that impacted the cost of debt, liquidity and valuations of companies and other assets. Our results of operations could be adversely affected by general conditions in the global and local macroeconomic economy conditions affecting the financial markets. An economic downturn could result in a variety of risks to our business, including weakened demand for our therapeutic candidates and our inability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our partners and suppliers, possibly resulting in supply disruption, or cause future customers to delay making payments for our products. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

In recent years, cybersecurity threats have become a greater risk and focus for companies. In particular, ransomware attacks, where a hacker locks and threatens to delete or disclose the victim’s data unless a ransom is paid, has become a major risk. We and those of our third-party contract manufacturers and other third parties on which we rely are at risk of cyber-attacks or cyber intrusions via the Internet, computer viruses, break-ins, malware, ransomware, phishing attacks, hacking, denial-of-service attacks or other attacks and similar disruptions from the unauthorized use of, or access to, computer systems (including from internal and external sources). These types of incidents continue to be prevalent and pervasive across industries, including in our industry. In addition, we expect information security risks to continue to increase due to the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors.

Despite the implementation of security measures, our internal computer systems, and those of our third-party contract manufacturers and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, cyber intrusions, natural disasters, fire, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, we could incur liability and the further development of our therapeutic candidates could be delayed.

Increasing scrutiny of, and evolving expectations for, sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs or otherwise adversely impact our business.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. For example, certain institutional and individual investors have requested various ESG-related information and disclosures as they increasingly incorporate ESG criteria in making investment and voting decisions. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

Risks Related to Intellectual Property

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

We may be unable to adequately protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of any of our intellectual property rights may lead us to lose market share and could have an adverse effect on our business, results of operations and financial condition.

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

We are developing some of our therapeutic candidates in collaboration with academic and other research institutes and biopharmaceutical companies. While we attempt to ensure that our intellectual property is protected under the terms of our collaboration agreements with such institutes, these institutes may have claims to our intellectual property.

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

As a result of the class action motions and lawsuits, the Atzmon Claim described in “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”, or other claims which may be filed against our directors and officers, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to shareholders who may choose to bring a claim against our company. See the risk factor titled “Third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from or delay us in developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition” under the risk factor section titled “Risks Related to Intellectual Property”.

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

Any hostilities involving Israel, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. Parties with whom we may do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The conflict situation in Israel could cause situations where medical product certifying or auditing bodies could not be able to visit manufacturing facilities of our subcontractors in Israel in order to review our certifications or clearances, thus possibly leading to temporary suspensions or even cancellations of our product clearances or certifications. The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed judicial changes, if adopted, may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed judicial changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, financial condition, results of operations and prospects and the market price of our shares, as well as on our ability to raise additional capital.

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

In addition, under our amended and restated articles of association, we have 50,000,000 shares of authorized non-voting senior preferred shares, which can be issued by our board of directors, which contain superior liquidation and dividend rights, and may contain other rights, including conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, equivalent or superior to our ordinary shares, without further action by our shareholders, unless shareholder approval is otherwise required by applicable law, the rules of any exchange or other market on which our securities may then be listed or traded, our articles of association then in effect, or any other applicable rules and regulations. Furthermore, in a merger between Israeli companies, if the non-surviving entity has more than one class of shares, the merger may need to be approved by each class of shareholders, including any classes of otherwise non-voting shares, such as our authorized non-voting senior preferred shares. See “We can issue non-voting senior preferred shares without shareholder approval, which could adversely affect the rights of holders of ordinary shares.”

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

The stock market in general, and the market price of our ordinary shares on the TASE and ADSs on NASDAQ, are subject to fluctuation, and changes in the price of our listed securities may be unrelated to our operating performance. The market prices of our ordinary shares on the TASE and ADSs on NASDAQ have fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares and ADSs is and will be subject to a number of factors, including:

●	announcements of technological innovations or new therapeutic candidates by us or by others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	announcement by us of preclinical and clinical results;

●	our need to raise additional capital;

●	expiration or terminations of licenses, research contracts or other development or commercialization agreements;

●	public concern as to the safety of drugs that we, our current or potential development and commercialization partners or others develop;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts;

●	the outcome of any litigation and other legal proceedings;

●	changes in government regulations or patent decisions;

●	developments by our current or potential development and commercialization partners; and

●	general economic and market conditions and other factors, including factors unrelated to our operating performance and including the impact of COVID-19.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and ADSs and result in substantial losses by investors.

Additionally, market prices for listed securities of biotechnology and pharmaceutical companies have been very volatile and have experienced significant price and volume fluctuations for reasons often unrelated to the operating performance of any one company. These fluctuations may be attributed, among other reasons, to the COVID-19 pandemic or more recently to general global economic environment and the instability in markets. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful. See “Third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from or delay us in developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition.”

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

As of March 3, 2023, we had an aggregate of 207,873,862 issued and outstanding ordinary shares (including 1 dormant ordinary share held in treasury), no non-voting senior preferred shares, 3,860,092 non-listed warrants to purchase 3,860,092 ADSs (representing 38,601,060 ordinary shares) issued to investors, underwriters and placement agents as part of a number of public and registered direct offerings by us.

On June 9, 2021, we entered into the Sales Agreement with Jefferies for the sale of ADSs, pursuant to which we may offer and sell ADSs having an aggregate offering price of up to $19,564,607 from time to time through an “at-the-market” equity program, with Jefferies acting as our agent. As of March 3, 2023, we have sold approximately 760 thousand of our ADSs for total gross proceeds of $2.2 million under the Sales Agreement.

On December 8, 2022, we filed a registration statement on Form F-3 with the SEC utilizing a “shelf” registration process, under which we may offer and sell, from time to time in one or more offerings, up to an aggregate $200,000,000 of ADSs (representing our ordinary shares), ordinary shares, preferred shares, warrants, overallotment purchase rights, subscription rights, units and/or capital notes.

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

The ADSs are listed on NASDAQ. We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of ADSs on NASDAQ. We have in the past received deficiency letters (that were eventually cured) from the Listing Qualifications Department of NASDAQ indicating that we did not meet the minimum bid price requirement under NASDAQ Listing Rule 5550(a)(2).

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

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management is required to report on the effectiveness of our internal control over financial reporting. In addition, if we become an “accelerated filer” or a “large accelerated filer” as those terms are defined under Rule 12b-2 of the Exchange Act, our independent registered public accounting firm will be required to attest to our evaluation of internal controls over financial reporting. Unless we successfully design and implement changes to our internal controls and management systems, or if we fail to maintain the adequacy of these controls as such standards are modified or amended from time to time, we may not be able to comply with Section 404. As a result, our auditors may be unable to attest to the effectiveness of our internal controls over financial reporting. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect the price of our ordinary shares and our ability to raise additional capital.

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

We are a non-accelerated filer, and we cannot be certain if the reduced disclosure requirements applicable to us will make our ADSs less attractive to investors.

We are currently a “non-accelerated filer”, as those terms are defined in the Securities Act. Accordingly, we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not a “non-accelerated filers,” in particular, reduced disclosure obligations regarding exemptions from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting. Decreased disclosures in our SEC filings due to our status as a “non-accelerated filer” may make it harder for investors to analyze our results of operations and financial prospects.

We cannot predict if investors will find our ADSs less attractive if we rely on exemptions applicable to smaller reporting companies and non-accelerated filers. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ordinary share price may be more volatile.

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2023 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we believe it is likely that we were a PFIC in 2022 and we may also be classified as a PFIC in future years. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs, certain adverse U.S. federal income tax consequences could apply to the U.S. investor.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities continue to be owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Listing Rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

The ADS holders may not be able to fully exercise their voting rights to the same extent as our ordinary shareholders. The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying ADSs if a holder of the ADSs does not provide voting instructions, except in limited circumstances, which could adversely affect their interests.

The ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. Except by instructing the depositary, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested, and you cannot vote in person at meetings as a holder of ADSs.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying ADSs at shareholders’ meetings if a holder of the ADSs does not provide voting instructions, unless we notify the depositary that:

●	we do not wish to receive a discretionary proxy;

●	there is substantial shareholder opposition to the particular question; or

●	the particular question would have an adverse impact on our shareholders’ rights.

The effect of this discretionary proxy is that a holder of the ADSs cannot prevent our ordinary shares underlying such ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares listed for trading on the TASE are not subject to this discretionary proxy.

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

Investors in the ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, investors in the ADSs may not receive any value for them, if it is illegal or impractical to make them available to investors in the ADSs.

The depositary for the ADSs has agreed to pay investors in the ADSs the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Investors in our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend which was distributed in foreign currency made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that investors in our ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, investors in the ADSs may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to investors in the ADSs. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise rights of shareholders of our company.

Holders of the ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders’ meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders’ meeting. When a shareholder meeting is convened, holders of the ADSs may not receive sufficient notice of the meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send notice to holders of the ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested. In addition, ADS holders will not be able to call a shareholders’ meeting unless they first withdraw their ordinary shares from the ADS program and receive delivery of the underlying ordinary shares held in the Israeli market in order to allow them to submit to us a request to call a meeting with respect to any specific matter, in accordance with the applicable provisions of the Companies Law and our amended and restated articles of association.

Our ordinary shares and our ADSs are traded on different markets and this may result in price variations.

Our ordinary shares trade on the TASE, and the ADSs trade on NASDAQ. Trading on these markets take place in different currencies (U.S. dollars on NASDAQ and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

The ADSs have relatively limited trading volume, which may limit the ability of our investors to sell their ADSs in the U.S.

The ADSs have been traded at low volumes in the past and may be traded at low volumes in the future for reasons related or unrelated to our performance. This low trading volume may result in lesser liquidity and lower than expected market prices for ADSs, and our investors may not be able to resell their ADSs for more than they paid for them.

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

The trading market for our ordinary shares and ADSs will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares and ADSs could decline if such research or reports are not published or if one or more securities analysts downgrade the ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We have broad discretion as to the use of the net proceeds from our previous offerings and may not use them effectively.

We currently intend to use the net proceeds from our previous offerings including the “at-the-market” equity offering program (“ATM program”) to expand our clinical development program, expand our clinical development pipeline for additional drug products, including by way of possible acquisitions, expand our pre-clinical development activity and for general corporate purposes, including working capital requirements. However, our management will have broad discretion in the application of the net proceeds from our previous offerings. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from our previous offerings. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from our previous offerings in a manner that does not produce income. The decisions made by our management may not result in positive returns on any investment by shareholders and shareholders will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

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

In January 2020, we completed the acquisition of FameWave, a privately held biopharmaceutical company, whose main asset is CM24, a clinical stage humanized monoclonal antibody in the oncology therapeutic field.

On December 7, 2020, we changed our name to Purple Biotech Ltd.

In December 2021, we decided to discontinue the manufacturing and distribution of Consensi.

In February 2023, we completed the acquisition of Immunorizon, a privately held biopharmaceutical company developing multi-specific antibodies as oncology therapies that selectively activate the immune response within the tumor microenvironment. For information regarding the Immunorizon acquisition, see “Item 10 – Additional Information – C. Material Contracts – Immunorizon Acquisition.”

For a description of our principal capital expenditures for the three years ended December 31, 2022, see Item 5. “Operating and Financial Review and Prospects.”

B.	Business Overview

We are a clinical-stage company developing first-in-class, effective and durable therapies that that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance.

We are focused on oncology and our pipeline includes: (i) CM24, a humanized monoclonal antibody that blocks the interactions of Carcinoembryonic Antigen Related Cell Adhesion Molecule 1 (“CEACAM1”), an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways, (ii) NT219, a small molecule that simultaneously targets and inhibits Insulin Receptor Substrate 1 and 2 (“IRS1/2”) and Signal Transducer and Activator of Transcription (“STAT3”), two signal transduction pathways involved in the development of cancer drug resistance mechanisms, as further described below and (iii) IM1240, a conditionally-activated tri-specific antibody that engages both T cells and NK cells. The third arm of IM1240 specifically targets the Tumor Associated Antigen (TAA) 5T4. In developing these therapeutic candidates, we address not only the tumor itself but also the tumor microenvironment, which we believe may improve patient outcome.

●	We are conducting a randomized, controlled, open label multicenter phase 2 study to investigate CM24 in combination with the anti-PD-1 checkpoint inhibitors nivolumab for the treatment of pancreatic ductal adenocarcinoma (PDAC) when administered in combination with standard of care chemotherapy compared to chemotherapy alone. We have entered into a clinical collaboration agreement with Bristol Myers Squibb to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab and nab-paclitaxel in this study. We expect to release interim results in the second half of 2023 and a topline report on the overall study by the end of 2024;

●	We are conducting a phase 1/2 dose escalation study of NT219 as a single agent in patients with solid tumors, and a dose escalation phase of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer or colorectal adenocarcinoma. These studies will be followed by an expansion phase of NT219 at its recommended phase 2 dose level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. We expect to release phase 1 topline results in the second half of 2023; and

●	We are conducting preclinical studies with IM1240 and expect to reach IND submission in approximately two years.

In addition, we are seeking the acquisition of additional oncology therapeutic candidates at various stages of development to expand and diversify our portfolio and to leverage our development capabilities.

Background on our therapeutic candidates

CM24 is a clinical stage humanized monoclonal antibody directed against CEACAM1, a multi-faceted membrane protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family that acts as an immune checkpoint inhibitor, a pro-angiogenic, anti-apoptotic agent and a promoter of tumor invasiveness and metastases. Evidence has shown that CEACAM1 is expressed on different white blood cells including lymphocytes neutrophils and monocytes and its expression is up-regulated in several cancer types. Additionally, previous publications in the scientific literature* indicate that CEACAM1 is expressed on neutrophil extracellular traps (NETs) which, among other activities, are believed to promote metastatic processes of tumors. Preclinical studies have shown evidence that CM24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines in vitro and in vivo. We have recently shown that CM24 attenuates NET-induced tumor cell migration. CM24 is being developed for multiple oncological indications according to the expression pattern of its target protein. Preclinical studies provide strong justification for CM24’s mechanism of action in activating the immune system through multiple pathways. Additional preclinical studies showed that a combination of CM24 with PD-1 and PDL-1 antibodies resulted in a synergistic anti-cancer effect. In a Phase 1 dose escalation study of CM24 as a single agent, a stable disease rate of approximately 33% among the evaluable patients was noted. In a second Phase 1 dose escalation study of CM24 in combination with the PD-1 inhibitor nivolumab, a disease control rate of 36% among the evaluable patients was noted, including one partial response and three stable diseases. We are developing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors and standard of care chemotherapy in a Phase 2 study in patients with pancreatic cancer. We entered into a clinical collaboration agreement with Bristol Myers Squibb for this study. For more information regarding CM24, see, “Item 4. Business Overview - Our Therapeutic Candidates – CM24”.

*	Rayes RF, et al. Neutrophil Extracellular Trap-Associated CEACAM1 as a Putative Therapeutic Target to Prevent Metastatic Progression of Colon Carcinoma. J Immunol. 2020 Apr 15;204(8):2285-2294. PMID: 32169849;
*	Masucci MT, et. al. The Emerging Role of Neutrophil Extracellular Traps (NETs) in Tumor Progression and Metastasis. Front Immunol. 2020 Sep 16;11:1749. PMID: 33042107;

NT219 is a novel small molecule that presents what we believe to be a new concept in cancer therapy by targeting two key oncology-related proteins, IRS1/2, as well as STAT3. Our NT219 therapeutic candidate’s anti-cancer effect is achieved by overcoming tumors’ cancer drug resistance, and it is being developed both as a standalone drug as well as in combination with other cancer drugs or treatments. NT219 has been preclinically tested alone and in combination with various classes of cancer drugs such as with chemotherapies, targeted therapies and immuno-oncology therapies. We are conducting a phase 1/2 dose escalation study of NT219 as a single agent in patients with solid tumors, and a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer or colorectal adenocarcinoma, to be followed by an expansion phase of NT219 at its recommended phase 2 dose level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. For more information regarding NT219, see, “Item 4. Business Overview - Our Therapeutic Candidates – NT219.”

In February 2023, we acquired Immunorizon, a private company developing multi-specific T cell and NK cell engager oncology therapy technology that selectively activates the immune response within the tumor microenvironment. The acquisition provided us with an expanded portfolio of investigational tri-specific antibody compounds that target multiple antigens and offer the potential to further expand to additional targets. The lead asset, IM1240, is a conditionally-activated tri-specific antibody that engages both T cells (anti-CD3) and NK cells to mount a strong, localized immune response within the tumor microenvironment. The third arm of IM1240 specifically targets the tumor-associated antigen (“TAA”) 5T4, which is expressed on a variety of solid tumors and is correlated with advanced disease, increased cancer invasiveness and poor clinical outcome. The IM1240 compound is distinguished from other multi-specific cell therapies targeting 5T4+ tumors by its cleavable capping technology, which confines the compound’s therapeutic activity to the tumor microenvironment, and thereby has the potential to increase the anticipated therapeutic index in patients. The acquired portfolio includes additional early-stage assets, targeting other receptors and TAA. For more information regarding IM1240, see, “Item 4. Business Overview – Our Therapeutic Candidates – IM1240.” For information regarding the Immunorizon acquisition, see “Item 10 – Additional Information – C. Material Contracts – Immunorizon Acquisition.”

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

Additional potential advantages of CM24 over other CEACAM-targeting technologies may include:

●	As CM24 blocks the homo- as well as the hetero-dimerization, i.e. blocks both CEACAM1-CEACAM1 as well as CEACAM1-CEACAM5 interaction - it has the potential to be more effective in controlling the contact inhibition of cancerous cells with cells of the immune system. CM24 acts as an immune adhesion inhibitor molecule – a mechanism that is central to the immune evasion mechanism of neoplastic cells.

●	In addition to its contribution to tumor suppression, CEACAM1 also has a modulatory role in multiple cell types such as T-cells, NK cells, monocytes and neutrophils.

●	CEACAM1 has been proposed to be a ligand for T-cell Immunoglobulin and Mucin domain-3 (TIM-3) – another immune checkpoint inhibitor. By activating TIM-3 with CM24, a synergistic effect may be expected. The relationship between CEACAM1 and TIM-3 has recently been described as a mechanism that may overcome immune fatigue and T-cell exhaustion (Nature. 2015 Jan 15; 517(7534): 386–390; Acharya N, et al. J Immunotherapy 8:e911-22, 2020).

●	CEACAM1 has been associated with trophism for cancer cells and the metastatic phenotype manifested through its expression on neutrophil extracellular traps (Rayes RF, et al. J Immunology. 2020) and our data.

Finally, CM24 has been evaluated as monotherapy at escalating doses up to 10mg/kg in a phase 1 clinical trial, where 27 patients with different cancers in advanced stages were treated with the monoclonal antibody. There were no dose limiting toxicities which were associated with CM24, nor any drug related mortalities. In a second Phase 1b study, CM24 at 3 dose levels, 10, 15 and 20mg/kg, was administered in combination with standard dose of nivolumab to a total of 13 patients with PDAC, CRC and papillary thyroid cancer. The combination of CM24 and nivolumab has been well tolerated and demonstrated initial signals of efficacy. A randomized, controlled open labeled Phase 2 study evaluating CM24 in combination with nivolumab and standard of care chemotherapy have recently been initiated.

NT219:

NT219 is a small molecule, and small molecules typically are less expensive to develop and have less complex CMC as compared to proteins or antibodies. In addition, in preclinical development NT219 has demonstrated several advantageous effects, such as:

●	single agent activity in PDX models and xenografts;

●	overcoming drug resistance acquired by various cancer types; and

●	efficacy in combination with a number of approved cancer therapies belonging to various anti-cancer drug classes such as chemotherapy, targeted therapy and immune-oncology therapies.

In the monotherapy portion and the combination portion of the current phase 1/2 study, to date, no dose limiting toxicities have been observed and NT219 has been found to be largely well-tolerated with a few serious adverse events and preliminary efficacy signals were demonstrated.

IM1240:

IM1240 is a multi-valent antibody designed to activate anti-tumoral immune response against 5T4-positive tumors. This therapeutic candidate has several distinctive features that could allow it to outperform competitors:

●	5T4 is a well-studied TAA, minimally expressed in healthy tissues and associated to poor prognosis in multiple cancer types;

●	Dual activation of T cells and NK cells to mount a stronger specific immune response against cancer cells (Kyrysyuk et al., Annu. Rev. Immunol. 2023. 41:17–38); and

●	A cleavable capping system aimed to prevent systemic T cell engagement and widen the therapeutic index.

Our strategy

Our goal is to become a leading player in the development and commercialization of innovative drugs that treat unmet medical needs and can capitalize on significant market opportunities, focusing on oncology therapeutics.

Key elements of our strategy are to:

●	focus on oncology therapeutic assets for treatment of unmet medical need, representing a significant market opportunity;

●	leverage our expertise in the clinical and regulatory processes in the United States, together with our research and development capabilities and network of professional advisors, to efficiently develop therapeutic candidates in pre-clinical and clinical stages of development and achieve marketing authorization;

●	expand our line of therapeutic candidates through the acquisition or in-licensing of technologies, products and drugs in the oncology space intended to meet clinical needs;

●	develop new disruptive and innovative technologies in collaboration with third parties, as well as using our in-house capabilities; and

●	cooperate with third parties, to both develop and commercialize therapeutic candidates in order to share costs and leverage the expertise of others.

Our oncology therapeutic candidates, CM24, NT219 and IM1240, are further described below.

CM24

Background

CM24 is a humanized monoclonal antibody directed against CEACAM1, a multi-faceted membrane protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family that acts as an immune checkpoint inhibitor, a pro-angiogenic, anti apoptotic agent, and a protein that promotes tumor invasiveness and metastases. Evidence has shown that CEACAM1 is expressed on tumor infiltrating lymphocytes and its expression is up-regulated in several cancer types. Moreover, CEACAM1 is associated with mechanisms of trophism and metastases in cancer, manifest through mechanisms such as neutrophil extracellular traps.

The technology originated from the laboratory of Dr. Gal Markel from Sheba Medical Center and initially developed by cCAM Biotherapeutics Ltd. (cCAM), which was acquired by Merck Sharp and Dohme Corp., or MSD, in 2015.

MSD conducted a phase 1 clinical trial, including patients with metastatic melanoma, non-small cell lung cancer, bladder, gastric, colorectal and ovarian cancer patients. In this initial Phase 1 dose ranging study of CM24 as single agent, a stable disease rate of approximately 33% among the evaluable patients was noted as best overall response. Despite no known safety risks, MSD discontinued the clinical study and returned the rights of CM24 to former cCAM shareholders and founders of FameWave. Review of the Phase 1 study results by external scientific advisors retained by us suggested that while CM24 was generally safe, higher doses of the antibody along with a modified dosing regimen in a defined patient population would be warranted.

The Therapeutic Candidate

CM24 is a humanized monoclonal antibody directed against CEACAM1, a multi-faceted membrane protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family that acts as an immune checkpoint inhibitor, a pro-angiogenic, anti apoptotic agent, and a protein that promotes tumor invasiveness and metastases.

CEACAM1 belongs to the CEA superfamily. CEACAM1 interacts with itself (i.e., hemophilic interaction) and with CEACAM5 (heterophilic interaction), as well as with various bacterial proteins. Different functions have been attributed to the CEACAM1 protein: anti-proliferative properties in carcinomas of the colon and prostate, or facilitation of proliferation in melanoma; central involvement in angiogenesis, insulin clearance and immune-modulation. CEACAM1 is expressed by many types of tumors and is associated with poor prognosis in cutaneous melanoma, uveal melanoma, hepatocellular carcinoma, colorectal cancer and lung cancer. In addition, increased CEACAM1 expression on cancer tissues and peripheral blood lymphocytes and elevated serum CEACAM1 were observed in patients with melanoma, osteosarcoma and pancreatic carcinoma. These collective observations provide a strong justification for the development of a therapeutic approach that targets the immuno-suppressive function of CEACAM1.

Earlier preclinical studies revealed CM24 reversed CEACAM1-mediated immune evasion by abrogating CEACAM1-CEACAM1 interactions, restoring ZAP70 phosphorylation and TCR-driven effector functions, while maintaining antigen-restricted recognition. This abrogates the immunosuppressive function of CEACAM1, promoting cell killing by T cells and NK cells.

CM24 is a blocking monoclonal antibody that prevents CEACAM1-CEACAM1 and CEACAM1-CEACAM5 interactions, thus enhancing the cytotoxic activity of lymphocytes, attenuating NET-induced and independent metastatic processes, preventing angiogenesis, and promoting tumor apoptosis.

Preclinical and Mechanism of Action and Target Validation

The preclinical studies have shown evidence that CM24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines. Additional preclinical studies provide strong justification for CM24’s mechanism of action in activating the immune system through multiple pathways as validated by world renowned researchers at Harvard Medical School and MIT, in an article published in Nature* as well as by Dr. Gal Markel from the Tel HaShomer Medical Center**. Recently, we (Reuveni H., et al, Cancer Res (2023) 83 (2_Supplement_2): B029.) have demonstrated that CM24 binds to the NET structures, significantly suppresses the NET-induced cancer cell migration and inhibits metastases in mice xenografts.

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

The main objectives of the MSD clinical study were to assess the safety and tolerability of CM24 and to determine the recommended dose for Phase 2 trials, characterization of the pharmacokinetic profile and immunogenicity of CM24, and to evaluate the preliminary efficacy of the drug. The trial was conducted at four sites in the U.S. and Israel and was designed as a dose escalation stage that was to be followed by an expansion stage. The trial was concluded following administration of CM24 to 27 patients and prior to determining the recommended phase 2 level and reaching the expansion stage.

Main conclusions by us from the Phase 1 clinical trials results:

●	CM24 was found to be generally safe and well tolerated. There were no DLTs up to 10mg/kg and no drug related morbidity

●	Target saturation was not reached up to 10mg/kg. PK modeling suggests that slower clearance with increasing dose and higher half-life with increasing dose, PK variability across patients, and full receptor occupancy may likely require doses >10mg/kg administered every 2 weeks.

●	Treatment related adverse events noted in 17 subjects: 82% Grade 1, 16% Grade 2 and 2.7% Grade 3. Most frequent were increased liver function tests (LFTs) and anorexia. The two Grade 3 events were headache and abdominal pain; there were 2 deaths that occurred within 30 days from the last administration of CM24 due to disease progression.

●	A stable disease rate of approximately 33% among the 24 evaluable patients was achieved, mostly in the two highest dose groups, where approximately half of the evaluable patients achieved stable disease.

Our Clinical Development Plans for CM24

We believe that CM24 is a promising agent, which has a potential to be efficacious as a standalone and in combination with other anti-cancer agents, including anti PD-1 agents and other checkpoint inhibitors and chemotherapy for patients with cancer. The Phase 1 study noted above showed that CM24 was generally well tolerated and resulted in a stable disease rate of approximately 33% in the evaluable patients. The Phase 1 study was not designed to pre-screen CEACAM-1 levels on tumor tissue. Furthermore, in this Phase 1 study, no PD-1 inhibitor was tested in combination with CM24. And as noted, the doses used in the aforementioned study were below those required to reach target saturation as determined by pharmacokinetic evaluations.

A Phase 1/2 study that includes three parts is ongoing. The first part which has already been completed included a dose escalation of CM24 at 10, 15 and 20mg/kg, in combination with standard dose of the PD-1 inhibitor nivolumab, in patients with selected solid tumors who have received up to 2 prior regimens for their advanced and/or metastatic disease. The primary objective of this part of the study was to evaluate safety, tolerability, PK and determine the recommended Phase 2 dose (RP2D).

In June 2021 we reported on the first dose cohort of the dose escalation phase (10mg/kg), where one patient with refractory advanced MSI-S pancreatic cancer having been previously treated with two previous regimens, had a confirmed partial response to CM24 and nivolumab, both with respect to imaging and biochemical markers. The responsive patient showed a 40% reduction in tumor size following two cycles of treatment with CM24 in combination with nivolumab 480mg/kg. In addition, levels of CA19-9 tumor marker dropped by 56%, compared to baseline levels. Additionally, there were no dose-limiting toxicities or serious adverse events observed in any of the three patients enrolled in the first dose cohort of the study.

In April 2022, we presented interim data from this part of the study in 11 evaluable patients with refractory cancers, including 8 with PDAC, two with colorectal cancer (CRC) and one with papillary thyroid cancer (PTC). All patients but one had received two prior regimens for metastatic disease. No DLTs were observed across all dose levels; no Grade 4 AEs or treatment related deaths have been reported. Six Grade 3 adverse events (AEs), that were unrelated to CM24 or PD-1 inhibitor nivolumab, were observed, each in a single patient, including diarrhea, hypokalemia, abdominal pain, small bowel obstruction, atrial flutter, and GI bleed.

Of the evaluated patients, best overall response included one confirmed PR (PDAC patient) and three SD (two PDAC and one PTC patient), with a disease control rate of 36%. Pharmacokinetic analysis of CM24 showed exposure was dose-proportional across the three doses assessed in this study; Complete receptor occupancy of peripheral CEACAM1 receptors on T cells and neutrophils was demonstrated following the first administration of CM24 at doses of 15 or 20mg/kg. A number of other immune and adhesion-related parameters are being evaluated as potential biomarkers in the study.

The second part of the study that is designed as a safety (primary endpoint) run-in stage, enrolls patients with advanced/metastatic PDAC who have received up to one prior regimen for their disease. In this part of the study, PDAC patients are receiving CM24 at 20mg/kg plus nivolumab at 240mg and one of the following two standard of care chemotherapy regimens of either gemcitabine and nab-paclitaxel or liposomal-irinotecan (Nal-IRI), 5-fluorouracil and leucovorin. A total 12 and up to 18 PDAC patients are planned to be enrolled to this part of the trial. In February 2023, we reported that 10 patients are being treated in this part and no DLTs have been noted in them, while enrolment of the remaining patients is ongoing.

In February 2023 we reported enrolment of the first patient to the third part of the study. This part of the study is a randomized, controlled, opened labeled, multi-center study, comparing treatment of PDAC patients who have received up to one treatment regimen for their advanced/metastatic disease with CM24, nivolumab and standard of care (SoC) chemotherapy (experimental cohort) vs. SoC chemotherapy (control cohort). This randomized Phase 2 study is designed to include approximately 30 patients in the experimental cohort and approximately additional 30 patients in the control cohort. The study is currently being conducted in 11 sites in the United States, Spain and Israel, and we expect to open approximately 10 additional sites in the upcoming months. The primary endpoint of this randomized part of the trial is overall survival while additional efficacy (e.g., PFS, OS rate at 6 and 12 months, PFS rates at 3 and 6 months, ORR and DOR) and safety measures will be part of the secondary endpoint of the trial. The study will also include different assessments of tumor tissue and blood aimed at exploring potential biomarkers. The trial is conducted in clinical collaboration with Bristol Myers Squibb. Additional information about the trial can be found at www.clinicaltrials.gov, NCT Identifier NCT04731467.

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

Background on Cancer Drug Resistance

The following are high-level summaries of the therapeutic areas we are currently investigating for NT219:

Solid malignancies (e.g., head and neck, pancreatic, colon and non-small cell lung cancer). According to the Journal of Oncology Practice, in 2020 roughly one in every 19 people worldwide would either be diagnosed with a solid tumor or be a cancer survivor. According to the American Cancer Society, lung, pancreatic, and colon malignancies have high mortality rates and poor five-year survival prognosis. Novel, emerging therapeutic approaches for targeting solid tumors are being developed and tested.

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

In April 2021, we reported additional preclinical data supporting the mechanism of action of NT219, that was presented in a poster entitled “Adaptation of colorectal cancer cells to the brain microenvironment: The role of IRS2,” at the American Association of Cancer Research (AACR) 2021 Annual Meeting. Colorectal cancer (CRC) represents the fourth most frequent cause of brain metastasis, which is the most common brain tumor. The preclinical data updates and expands on the results previously reported by the Company in collaboration with Dr. Ido Wolf, Head of the Oncology Division at Tel Aviv Sourasky Medical Center. The study included an analysis of more than 16,000 human CRC local and metastasis samples and revealed an increased amplification of IRS2 in brain metastases. In an in vitro system mimicking the brain microenvironment, IRS2-overexpressed CRC cells showed prolonged survival. Importantly, transcriptomic analysis demonstrated significant enrichment of the oxidative phosphorylation (OXPHOS) pathway by IRS2. CRC cells expressing IRS2 showed increased mitochondrial activity and glycolysis-independent viability. Inhibition of IRS2 using NT219 dose- dependently inhibited IRS2-expressing cells viability and OXPHOS genes expression. The Wnt/β-catenin pathway was among the most significantly enriched pathways in the brain metastasis, as IRS2-expressing cells showed increased transcriptional activity of the β-catenin. In addition, NT219 decreased the transcriptional activity of β-catenin in IRS2- expressing CRC cells to a greater extent than AKT and PI3K inhibitors, and most significantly suggested relevance of IRS2 in activating β- catenin. It was further shown that 5-FU, a chemotherapy approved for treating CRC, elevated β-catenin expression, and that NT219 diminished both 5FU-induced and the basal level of the β-catenin expression. Utilizing an intracranial animal model, it was also demonstrated that while 5-FU alone had no significant effect, the combination of 5-FU and NT219 significantly inhibited the formation of brain metastasis and extended survival rates of the study mice.

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

Preclinical results

In preclinical studies, NT219, in combination with several approved cancer drugs, displayed potent anti-tumor effects and increased survival in various cancers by preventing the tumors from developing drug resistance and restoring sensitivity to the drugs after resistance is acquired. NT219 has shown efficacy in various PDX models originated from head and neck, cancer, non-small cell lung cancer (NSCLC), sarcoma, melanoma, pancreatic, and colon cancers.

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

As a result, the first in human Phase 1 study, which we commenced in the second half of 2020, is evaluating single agent NT219 at a dose escalation, in patients with advanced cancer diseases. Patients for this component of the trial (deemed Part A) are being evaluated for safety as the primary endpoint, and efficacy as a secondary endpoint. The escalation takes the form of a 3+3 standard design, together with a “backfill” groups enrolling of up to 3 additional patients at doses which have already been deemed safe. Patients are being administered NT219 weekly until disease progression or study withdrawal for any other cause.

In December 2021, we initiated Part B of our ongoing Phase 1/2 clinical trial of NT219, as a dose escalation study of NT219, beginning with 6mg/kg, in combination with the standard dose of cetuximab (ERBITUX®), in patients with recurrent and/or metastatic squamous cell carcinoma of head and neck cancer (SCCHN) or colorectal adenocarcinoma (CRC). In this arm, patients with advanced cancer, who are eligible for cetuximab therapy (e.g., SCCHN and CRC), receive a combination of the drugs, with NT219 being administered first, followed by cetuximab, in a similar course of weekly administrations. The combination is being evaluated in a similar 3+3 design and backfill groups as described for single agent part of the study. These two parts of the study will provide information regarding the safety of NT219 as a single agent and in combination with cetuximab, including the determination of the maximal tolerated dose (MTD), as well as preliminary efficacy signal of NT219 as a single agent and in combination with cetuximab. It may also provide the impetus for the expansion of the study into a given indication, either as single agent or in combination. We reported data at the 2021 ASCO Annual Meeting from the first dose cohort of the single agent dose escalation, where a patient with gastro-esophageal cancer sustained a partial response to the treatment at 3mg/kg, manifested by a complete response at the target lesion, a complete response of one lymph node non-target lesion, and stable disease of another lymph node non-target lesion. In addition, initial results from the first dose level cohort revealed NT219 was well-tolerated with minimal adverse events. The trial is ongoing, and currently is enrolling in both the single agent dose escalation, and the double of cetuximab and NT219.

We reported data at the 2022 ASCO Annual Meeting from the first three dose levels of the single agent dose escalation, showing that NT219 at doses up to and including 12 mg/kg were well tolerated without DLTs in advanced cancer patients. Furthermore, in addition to the partial response noted above, we reported that stable disease was observed in three out of four patients with CRC while all were characterized with mutated KRAS.

We plan to commence the third portion (Part C) of the study subsequent to completion of Part B. Part C will include the administration of NT219 at its recommend Phase 2 dose in combination with standard dose cetuximab in patients with recurrent/metastatic squamous cell carcinoma of the head and neck (SCCHN). This part of the study will evaluate preliminary efficacy and safety in a larger cohort of patients. The planning of further Phase 2 studies will be a function of the data from first in human studies. Based on erb-b pathway relevance, as well as data on the relevant inhibition of the dual pathways being evaluated, besides SCCHN, NSCLC, pancreatic cancer, and melanoma are also candidates for which we may conduct future Phase 2 studies.

Competitive Oncology Drugs in Development that Target IRS1/2 or STAT3

We are not familiar with other therapeutic candidates acting as dual inhibitor of both IRS1/2 and STAT3. Similarly, we are not aware of any other inhibitor of IRS1/2 in active development. However, there are some clinical-stage STAT3 inhibitors, such as danvatirsen, an antisense nucleotide developed by AstraZeneca for pancreatic, NSCLC and mismatch repair deficient colorectal cancers. Although they are not direct competitors of NT219, inhibitors of Insulin Like Growth Factor 1 Receptor (IGF1R) acting upstream of IRS1/2, such as dalotuzumab, developed by Merck & Co for pancreatic cancer, or ganitumab, developed by Amgen in Ewing Sarcoma, are also closely monitored.

IM1240

Background

For decades, cancer research has been heavily focused on therapeutic modalities directly targeting cancer cells such as radio- or chemotherapy. Despite providing significant improvement of patient outcome, these treatments have significant limitations related to poor tolerability and acquired resistance mechanisms. More recently, further to a better understanding of tumor escape mechanisms, the rise of immuno-oncology approaches opened new horizons. Immune checkpoint inhibitors designed to release effector immune cells from inhibitory signals delivered by cancer cells and the tumor microenvironment have become the backbone therapy in numerous oncology indications and new strategies have been explored to redirect immune cells towards malignant cancer cells.

T cell engagers is an emerging therapeutic modality that consists in linking tumor infiltrating T cells to target tumor cells via antibody-derived products. By binding to a tumor associated antigen (TAA) with one arm and to the CD3 molecule associated with the T cell receptor (TCR) with the other arm, T cell engagers promote the formation of a cytolytic synapse between T cells and cancer cells leading to destruction of the tumor. Conceptually, any cytotoxic immune effector cell can be engaged by this modality including CD8+ T cells, gamma-delta T cells, NK and NKT cells. In this context, T-cell engagement is independent of the specific recognition of a peptide-MHC complex and in principle, every tumor infiltrating T cell with cytotoxic potential is expected to be activated by T cell engagers. The first success with this new approach came from blinatumomab, a CD19/CD3 bispecific that achieved 40% complete response in patients with acute lymphocytic leukemia (ALL) leading to accelerated approval by the FDA in 2018. Based on our knowledge, multiple T cell engagers are currently being explored in advanced clinical trials.

The increase in T cell engagers or more generally immuno-engagers that are in development is directly related to the progress in protein engineering technologies allowing to derive new antibody-based compounds with distinctive features. Compared to monospecific monoclonal antibodies, multi-specific constructs potentiate antibody-mediated effects, for example they can be used to “crosslink” immune cells and cancer cells expressing specific TAAs, they can bind two epitopes on the same target to avoid resistance or they can interact with several TAAs or several immune cells. Numerous formats of bispecific antibody-based therapeutic candidates are being investigated in clinical studies and the possibilities are further increasing with the emergence of tri- and multi-specific compounds some of which have already shown potential promising data and are entering clinical testing. The main field for all of these compounds is oncology, and in general, at least one of the specificities is intended to redirect T- or NK cells. Based on new research and clinical insights, the rationale for dual engagement of T and NK cells is attaining stronger recognition and this is one of the main features of IM1240.

Product description

IM1240 is a conditionally-activated tri-specific antibody that engages both T cells (through its anti-CD3 moiety) and NK cells (through its anti-NK cell inhibitor moiety) to mount a strong, localized immune response within the tumor microenvironment. The third arm of the molecule specifically targets 5T4, a well described TAA that is expressed on a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcome. This compound is distinguished from other multi-specific therapies targeting 5T4+ tumors by its cleavable capping technology that is applied to the anti-CD3 moiety, which confines the compound’s therapeutic activity to the tumor microenvironment, and thereby is expected to increase the therapeutic index in patients.

T cell engagement is achieved through binding CD3 using a commercially validated antibody fragment. CD3 is protein complex associated to the T cell receptor on the surface of both CD4+ and CD8+ T cells. Agonistic binding to CD3ε triggers T cell activation that is mediated by Lck/Zap70 and leads to downstream activation of multiple signaling pathways such as NK-kB or NF-AT. Anti-CD3 is the backbone of the vast majority of bispecific T cell engagers. Three were already approved by the US FDA (Blinatumomab, CD3×CD19 in 2014 for acute lymphoblastic leukemia, Tebentafusp, CD3×IMCgp100 in 2022 for Uveal Melanoma, teclistamab, CD3xBCMA in 2022 for Multiple Myeloma) and a large number other BiTE are currently in clinical development.

Activation of NK cells by IM1240 is achieved through the blockade of the interaction between an NK cell inhibitory receptor and its target on cancer cells. Disruption of this inhibitory interaction with an antibody, releases the effector function of NK cells in a similar way to immune checkpoint inhibitors targeting PD1 or PDL1.

The third modality of IM1240 is directed towards 5T4 (also known as trophoblast glycoprotein (TPBG)), using a proprietary set of complementarity-determining regions (CDRs). 5T4 is an oncofetal surface protein that is not found on adult healthy tissues but is abnormally expressed in several cancer types. This specific expression pattern as well as the correlation with poor prognosis in different cancer diseases such as colorectal, ovarian or gastric cancers makes it an ideal TAA for various therapeutic approaches.

In addition to its unique combination of 5T4, CD3 and NK cells binding arms, IM1240 is also differentiated from competing products with a cleavable cap. This cap is attached to the anti-CD3 moiety and blocks its interaction with circulating CD3 positive T cells thereby impeding potential off-tumor adverse reactions. The cap is designed to be cleaved-off by specific enzymes termed proteases that are commonly expressed at the tumor microenvironment. Upon removal of this cap, the anti-CD3 moiety of the molecule is freed to bind and activate T lymphocytes via CD3.

Preclinical data

IM1240 is the outcome of significant lead optimization work to maximize the compounds properties in terms of affinity, efficacy and safety. The different tribodies demonstrated high affinity for 5T4, CD3 and NK cell inhibitory receptor and efficient anti-tumor responses in in vitro killing assays.

The benefit of the dual T cell/ NK cell activation was demonstrated in cytotoxicity assays against various 5T4+ cancer cells lines, where the 5T4xCD3xNK inhibitory receptor format was much more potent than the 5T4xCD3 variant.

The relevance and robustness of the cleavable capping system was investigated in xenograft models using immune-competent mice. As shown below, sustained tumor regression was achieved with the tribody harboring a cleavable cap. The effect was superior to a variant with no cap, illustrating the detrimental effect of peripheral engagement of tumor-irrelevant T cells. The efficacy was completely lost using a variant with non-cleavable cap in which the CD3 arm of IM1240 remained blocked.

Additional preclinical investigations are ongoing to complete the functional characterization of the compound and, in parallel, CMC activities have been initiated to produce the first GMP-batch required to conduct IND-enabling studies.

Consensi

In May 2018, Consensi was approved by the FDA for patients suffering from hypertension and osteoarthritis for whom treatment with amlodipine for hypertension and celecoxib for the treatment of osteoarthritis is appropriate.

We had previously entered into a number of agreements in connection with the licensing, commercialization, manufacturing, marketing and distribution of Consensi in the United States and in several territories in Asia (subject to regulatory approval in such territories). We commenced commercial sales of Consensi in the United States in May 2020, but COVID-19 adversely impacted the launch of Consensi in the United States and the Company’s distributor did not achieve significant sales in the U.S. In October 2021, the Company terminated the distribution agreement with the distributor for Consensi in the United States and engaged an advisor to assist with a search for an alternative distributor for Consensi in the U.S. market. However, despite our efforts to identify an alternative distributor for Consensi in the U.S., we concluded that our continued efforts to commercialize Consensi, both inside and outside the U.S. market, were not likely to generate significant revenue and achieve profitability in the near term and, in order to reduce the cost of maintaining the product, we decided to discontinue the manufacturing and distribution of Consensi in the year ended December 31, 2021, and allocate the funds initially designated to commercialize Consensi to our core oncology activities. Accordingly, during 2021, we also terminated the agreements for Consensi concerning the territories of South Korea and China.

Accordingly, we also ceased our operations related to our engagements with Dexcel, which had manufactured batches of Consensi for sale of the drug in the United States by our former U.S. distributor, and in September 2022, we signed a termination and mutual release agreement with Dexcel, according to which the parties agreed to terminate all agreements entered into between them. Under the agreement we assigned to Dexcel all intellectual property rights with respect to Consensi. In addition, the license that was granted to Dexcel to certain data to enable Dexcel to continue developing and/or commercializing Consensi became perpetual. We also assigned to Dexcel all of our rights in the joint intellectual property developed by Dexcel under our previous development services agreement with Dexcel, subject to royalty payments based on net sales of all Consensi sold by Dexcel or any third party on its behalf.

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

CM24

FameWave’s patent and patent application portfolio, covering the entire CEACAM1 antibody termed CM24 and other antibodies and uses thereof, includes five patent families, covering anti CEACAM1 antibodies and their uses in the treatment of cancer and other diseases.

●	Patent Family 1 relates to anti-human CEACAM1 antibodies, hybridoma cells producing these antibodies and methods of using the antibodies. United States patents as well as European counterparts were granted, as well as patents in Brazil, Canada, China, Israel, Japan, Korea and Russia, all of which have a maximum term of April 28, 2030. The European patents were validated in France; Germany; Ireland; Italy; The Netherlands; Poland; Spain; Switzerland; and United Kingdom.

●	Patent Family 2 relates to method of diagnosing melanoma or monitoring progression of melanoma, the method comprising determining a level of human CEACAM1 on isolated lymphocytes of a human subject in need thereof, wherein an upregulation of said level of CEACAM1 above a predetermined threshold is indicative of melanoma or stage thereof in said subject. Patents were granted in Israel and Europe. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France and Switzerland. All granted patents have a maximum term of July 20, 2030.

●	Patent Family 3 relates to antibodies (in particular chimeric antibodies) as well as molecules having at least the antigen-binding portion of an antibody against the human protein CEACAM1. A United States patent as well as European counterparts were granted and divisional applications are pending. The European patents are validated in Germany, France, Spain, Italy, United Kingdom, Ireland, The Netherlands, Poland and Switzerland. Patents were also granted in Brazil, Canada, China, Hong Kong, India, Israel, Japan, Korea and Russia. The patents of this family have a maximum term of October 9, 2032, except for the U.S. patent that has a maximum term of May 22, 2030.

●	Patent Family 4 relates to compositions comprising anti-human CEACAM1 antibodies, compositions comprising antibodies capable of inhibiting or blocking the interaction between PD-1 and its ligands, and methods for their combined use in treating cancer. Patents have been granted in the United States, Europe, Canada, China, Japan, Korea, Mexico and Russia. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France, Switzerland and Poland. These patents have a maximum term of November 24, 2034. Patent applications are pending in Europe (divisional), Brazil and India.

●	Patent Family 5 relates to humanized antibodies, capable of specific binding to human CEACAM1 molecules containing human-to-murine back-mutations in non-CDR variable regions, and their encoding polynucleotide sequences. Patents have been granted in the United States, Europe, Canada, China, Eurasia (validated in Russia) Israel, Japan Korea and Mexico with a maximum term of April 26, 2035. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France, Switzerland and Poland. Divisional applications are pending in the United States and Mexico and national phase applications are pending in Brazil, Canada, India and Korea.

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

●	Patent Family 1 relates to compounds modulating the insulin-like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. Patents were granted in Europe and the United States, and have a maximum term of December 4, 2027, April 2, 2028, respectively. The European patent was validated in France, Germany, Switzerland and the United Kingdom.

●	Patent Family 2 also relates to compounds modulating the insulin-like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer, and specifically discloses and claims NT219. Patents were granted in Europe and Israel, and have a maximum term of June 7, 2029, and in the United States, with a maximum term of April 2, 2028. The European patent was validated in France, Germany, Italy, The Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 3 relates to compounds having a benzo[e][1,3]thiazin-7-one core and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. Patents were granted in Europe and the United States, with a maximum term of December 27, 2031, and April 9, 2032, respectively. The European patent was validated in France, Germany, Italy, The Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 4 relates to combinations of the compounds disclosed in Patent Families 1-3, acting as dual modulators of Insulin Receptor Substrate (IRS) and signal transducer and activator of transcription 3 (STAT3), with various targeted drug classes (inhibitors of Epidermal Growth Factor Receptor (EGFR), mTOR; mitogen-activated protein kinase (MEK) or mutated B-Raf), as well as chemotherapeutic agents (Gemcitabine, 5-FU, Irinotecan and Oxaliplatin), and use of such combinations for the treatment of cancer. Patents were granted in Australia, China, Europe and Israel, and have a maximum term of February 4, 2036, and in the United States, with a maximum term of August 12, 2036. Patent applications are pending in Brazil, Canada, China, Europe, Japan, Korea and the United States. The European patent was validated in Switzerland, Germany, Spain, France, Great Britain, Ireland, Italy and The Netherlands.

●	Patent Family 5 relates to specific combinations of the compounds disclosed in Patent Families 1-3, with various antibodies against programmed cell death 1 (PD-1) protein and/or anti-programmed cell death protein 1 ligand (PD-L1). Patent applications are pending in Brazil, Canada, China, Europe, Israel, Japan, Korea, Mexico, Russia and the United States. Any patent issuing from these applications will have a maximum patent term of November 16, 2037.

●	Patent Family 6 relates to an isolated substantially pure trans isomer of NT219, methods for its preparation and use thereof in treating cancer. An international PCT patent application is pending as well as a Chinese patent application. Any patent issued based on the PCT application will have a maximum patent term of October 3, 2042. Any patent issued based on the Chinese patent application will have a maximum patent term of February 17, 2042.

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

TyrNovo has agreed to pay Yissum a percentage of “net sales” as royalties and to pay Yissum a percentage of the income that it receives from granting sub-licenses to third parties. Additionally, in the event of an M&A prior to an IPO, TyrNovo will be required to pay Yissum a percentage of the proceeds received under such M&A. In the event of an IPO, then prior to the closing of such IPO, TyrNovo shall issue to Yissum such number of ordinary shares equal to a certain percentage of all TyrNovo shares. According to the settlement agreement with BIRAD and an amendment to the Yissum license agreement, BIRAD is entitled to receive a portion of Yissum’s royalties on net sales.

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

IM1240

●	Patent Family 1 relates to conditionally activated tri-specific antibodies that engage T cells, NK cells, and tumor cells, including the antibody clone identified as IM1240, compositions thereof, and methods of use thereof for treating cancer in a subject in need. The tri-specific antibodies further include a cleavable capping technology for regulating the binding/activation of T cells to within a tumor microenvironment and for extending the half-life of the antibodies. National Phase applications have been entered and are pending in Australia, Brazil, Canada, China, Europe, Israel, India, Japan, the Republic of Korea, Mexico, and the United States. The expected term of any granted national phase application is May 4, 2041, not including patent term extension.

●	In addition, we own four additional patent families related to conditionally activated tri-specific antibodies that engage T cells, NK cells and tumor cells including different TAAs with their respective CDRs and compositions thereof, and methods of use thereof for treating cancer as well as GvHD, viral or bacterial infections in a subject in need.

Collaboration Agreement with Mor Research Applications

In September 2022, we entered into a research collaboration agreement with Mor Research Applications (“Mor”), the technology transfer subsidiary of Clalit Healthcare Services, which is Israel’s largest health maintenance organization (HMO), covering approximately half the population of Israel (52%) (approximately 4.8 million members) and operates 14 hospitals. Pursuant to the collaboration agreement, Mor agreed to provide us, during the term of the agreement, with first access to early-stage projects in the field of oncology, developed by Mor and available for licensing by Mor, that promote innovative technological ideas in the oncology field. We shall be entitled to select up to five projects per year out of such pool of projects (each, a “Selected Project”). We shall be granted an option for an exclusive worldwide license for the development, use and commercialization of a Selected Project (the “Option”). We agreed to provide funding in an amount to be agreed upon, per each Selected Project, not to exceed a certain stipulated amount, to conduct preliminary research, according to a research plan for such Selected Project. Following our receipt of the conclusions of the research, the parties shall have a pre-defined period to conclude the terms of a license agreement for the applicable Selected Project (however, neither party is obligated to enter into such a license agreement). During the term of the Option, Mor shall not offer, hold discussions or enter into a license agreement with any third party with respect to a Selected Project, unless otherwise agreed in writing by the parties.

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

U.S. Food and Drug Administration Approval Process

The steps usually required to be taken before a new drug may be marketed in the U.S. generally include:

●	completion of preclinical laboratory and animal testing;

●	completion of required chemistry, manufacturing and controls testing;

●	the submission to the FDA of an IND application, which must be evaluated and found acceptable by the FDA before human clinical trials may commence;

●	performance of (or reference to) adequate and well-controlled human clinical trials and studies to establish the safety, pharmacokinetics and efficacy of the proposed drug for its intended use;

●	submission and approval of an NDA; and

●	agreement with FDA of the language on the package insert.

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

The Israeli Ministry of Health

Our operations are subject to permits from the Israeli Ministry of Health as follows:

First, pertaining to the import of drugs and/or raw materials, we are required to apply to the Israeli Ministry of Health (“IMOH”) for approval from its medical devices and accessories unit (AMAR).

Second, pertaining to research and development, when we conduct trials in human in Israel, the trials will be subject to the approval of the Helsinki Committee, which acts by force of the Public Health Regulations (Trials in Human Beings), 1980 (Trials in Human Subjects Regulations), as amended, and according to the guidelines of the Helsinki declaration, or any other approval required by the Ministry of Health. According to the Trials in Human Beings Regulations, the Helsinki Committee must plan and approve every experimental process that involves human beings. The Helsinki Committee is an institutional committee that acts in the medical institution in Israel where the trial is performed and is the party that approves and supervises the entire trial process. In practice, the physician, who is the principal investigator in the trial, submits an application that includes, among other documents, the investigator brochure, clinical trial protocol and the informed consent form, on behalf of the requesting party. This committee may request changes and/or additional documents. Applications which are approved by the Helsinki Committee are forwarded to the “high committee” at the IMOH, which reviews all documents. The IMOH may request additional changes or documents (Investigational Medicinal Product Document, or, for short IMPD, which includes details regarding the manufacturing testing and quality of the drug to be tested) as part of its approval process. The IMOH sends its decision, along with that of the IMOH, to the manager of the medical institute for approval. According to the procedure for medical trials in human beings of the IMOH, the Helsinki Committee will not approve performance of a medical trial, unless it is absolutely convinced that the following conditions, among others, are fulfilled: (a) the expected benefits for the participant in the medical trial and to the requesting party justify the risk and the inconvenience involved in the medical trial to its participant; (b) the available medical and scientific information justifies the performance to the requested medical trial; (c) the medical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed and precise manner in the protocol of the medical trial, conforming with the Helsinki principles declaration; (d) the risk to the participant in the medical trial is as minimal as possible; (e) optimal monitoring and follow-up of the participant in the medical trial; (f) the initiator, the Principal Investigator and the medical institute are capable and undertake to allocate the resources required for adequate execution of the medical trial, including qualified personnel and required equipment; (g) the Principal Investigator, the sub-investigator(s) have the appropriate training in the conduct of clinical trials and have necessary professional experience in conducting such said clinical trials; the investigators will follow GCP guidelines, the IMOH and local SOPs; and (h) the nature of the commercial agreement with the Principal Investigator and the medical institute does not impair the adequate performance of the medical trial. The IMOH also licenses and regulates the marketing of pharmaceuticals in Israel, requiring the relevant pharmaceutical to meet internationally recognized cGMP standards.

Manufacturing of NT219 is conducted by service providers operating in Denmark and Italy and, as such, these service providers are periodically audited by the local medicine agencies, in accordance with the laws and regulations pertaining to cGMP of investigational products.

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

Other U.S. Healthcare Laws and Compliance Requirements

For products distributed in the United States, we are also subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct our business. Potentially applicable federal and state healthcare laws and regulations that may affect our business include the following:

●	The federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

●	The federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

●	The Ethics in Patient Referrals Act, commonly referred to as the Stark Law, and its corresponding regulations, prohibit physicians from referring patients for designated health services (including outpatient prescription drugs) reimbursed under the Medicare program to entities with which the physicians or their immediate family members have a financial relationship, subject to narrow regulatory exceptions, and prohibits those entities from submitting claims to Medicare for payment of items or services provided to a referred beneficiary;

●	The federal False Claims Act imposes criminal and civil penalties, as well as permitting civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

●	The so-called federal “Sunshine Act” requires certain pharmaceutical and medical device companies to monitor and report certain payments and other transfers of value to physicians (as defined by such law), certain other healthcare providers, and teaching hospitals as well as ownership and investment interests held by physicians and their immediate family members to CMS for disclosure to the public;

●	The Health Insurance Portability and Accountability Act of 1996, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services. This statute also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information on certain covered entities (including healthcare providers, health plans, and healthcare clearinghouses), and their business associates that provide services to or on behalf of the covered entity that involve the use or disclosure of individually identifiable health information; and

●	Analogous state laws and regulations, such as state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws that require pharmaceutical companies to report or disclose pricing or other financial information and to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

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

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA also authorizes HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. We cannot yet assess the impact that the IRA will have on the pharmaceutical industry, but it is expected to be significant.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. Furthermore, we cannot predict what actions the Biden administration will implement in connection with the Health Reform Law. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future, if applicable.

Grants from the Israel Innovation Authority, or the IIA (formerly known as the Office of the Chief Scientist or the OCS).

Under Innovation Law and IIA’s rules and guidelines, a qualifying research and development program may be eligible for grants of up to 50% of the program’s approved research and development expenses. In general, the recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of products (and related services) developed (in whole or in part) according to, or as a result of, a research and development program funded by the IIA (at rates which are determined under the IIA’s rules and guidelines, generally of 3% or 5% of revenues, which rates may be increased under certain circumstances) up to the aggregate amount of the total grants received by the IIA (which may be increased under certain circumstances, as described below), plus annual interest (as determined in the IIA’s rules and guidelines). Following the full payment of such royalties and interest, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after repayment of the full amount of royalties payable pursuant to the grants.

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

TyrNovo received the IIA’s approval for the production of NT219’s API and final product by certain third-party manufacturers outside of Israel in consideration for (among other things) the future payment of increased royalties as stipulated under the IIA’s rules and guidelines and described above.

The IIA’s approval is not required for the export of any products resulting from the IIA research or development grants.

As of December 31, 2022, TyrNovo has received grants from the IIA in a total amount of approximately NIS 5.5 million (approximately $1.56 million), no royalties had been paid in respect to the grants received by the IIA and it had a contingent obligation to the IIA, excluding interest, in that amount. There is no guarantee that TyrNovo will receive any further grants from the IIA or that the grants will be in the scope received in the past.

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

Our corporate structure consists of Purple Biotech Ltd., incorporated under the laws of the State of Israel, our wholly-owned subsidiaries, FameWave, incorporated under the laws of the State of Israel, Kitov USA Inc. (currently inactive) incorporated under the laws of the state of Delaware, Purple Biotech GmbH, incorporated in 2021 under the laws of Switzerland, Immunorizon Ltd., incorporated under the laws of the State of Israel, and our majority owned subsidiary TyrNovo, incorporated under the laws of the State of Israel, of which we own approximately 98.47% of its shares.

D.	Property, Plant and Equipment

All of our facilities are leased, and we do not own any real property. The principal executive offices for Purple Biotech, TyrNovo, FameWave and Immunorizon are in a commercial office building located in the Science Park in Rehovot, Israel. Our current office space of approximately 625 square meters is subject to a 63.5-month lease, which commenced on September 15, 2020 and expires on December 31, 2025, and we have an option to extend such lease for an additional 60 months beyond the current term. Of our office space, 200 square meters were subleased to a third-party until January 2023. We also lease laboratory space and office space of approximately 30 square meters, under a lease that commenced on December 21, 2021 and expires on July 31, 2023. We have no material tangible fixed assets apart from the property described above. We believe our facilities are adequate and suitable for our current needs.

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

Overview

We are a clinical-stage company developing first-in-class therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance. Our oncology pipeline includes NT219, CM24 and IM1240. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. We are advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). We have entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. We are currently advancing NT219 in a Phase 1/2 study, as a monotherapy treatment of solid tumors, and in a dose escalation in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck (SCCHN) or colorectal adenocarcinoma (CRC). These studies will be followed by an expansion phase of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. IM1240 is a preclinical, conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The third arm specifically targets the Tumor Associated Antigen (TAA) 5T4 that is expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. IM1240 has a cleavable capping technology that confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients.

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

IM1240 is a conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong anti-tumoral immune response. The third arm of the compound binds to 5T4, a TAA expressed in a variety of solid tumors and that correlates with advanced disease, increased invasiveness and poor clinical outcomes. The compound is distinguished from other products targeting 5T4+ tumors by its cleavable capping technology and we are conducting the preclinical studies required for IND-filing.

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

Key elements of our strategy are to:

●	focus on oncology therapeutic assets for treatment of unmet medical needs, representing a significant market opportunity;

●	leverage our expertise in the clinical and regulatory processes in the United States, together with our research and development capabilities and network of professional advisors, to efficiently develop therapeutic candidates in pre-clinical and clinical stages of development and achieve marketing authorization;

●	expand our line of therapeutic candidates through the acquisition or in-licensing of oncology technologies, products and drugs addressing significant clinical needs;

●	develop new disruptive and innovative technologies in collaboration with third parties, as well as using our in-house capabilities; and

●	cooperate with third parties to both develop and commercialize therapeutic candidates, in order to share costs and leverage the expertise of others.

History of Losses

Since commencement of our pharmaceutical research and development operations, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and will need to obtain additional funds to further develop our research and development programs. As of December 31, 2022, we had an accumulated deficit of approximately $117.6 million.

We plan to fund our future operations through commercialization and/or out-licensing of our therapeutic candidates and to raise additional capital in the future through either debt or equity financing.

Components of Statement of Operations

Research and Development Expenses

Our research and development costs are comprised of basic scientific research, preclinical studies, CMC development, clinical studies and medical research. Our research and development team combine clinical and regulatory development expertise mainly in the United States and Israel, and research and development capabilities of our scientific team in Israel. During the years 2014 through 2019, we focused on the clinical development, CMC development and regulatory activities related to Consensi (see also “Discontinued Operation” below). Since 2017 we have expanded into research and development of NT219, including preclinical development, mechanism of action research, CMC development and clinical development. In 2020, we acquired FameWave, and expanded our research and development activities to include CM24, including CMC, regulatory and clinical development. A significant portion of our research and development activities, including our preclinical and clinical studies, are performed through subcontractors such as clinical research organizations (CROs) and third-party manufacturers.

Our research and development expenses may fluctuate depending on the scope and timing of certain high-expense activities such as CMC activities and clinical trials. For example, in the second half of 2020 we commenced a phase 1/2 study of NT219 and prepared for the initiation of our phase 1/2 study of CM24, primarily by manufacturing of CM24, which increased our research and development expenses in 2020. In 2021 we initiated a phase 1b/2 study of CM24, which increased our research and developments expenses in 2021. In 2022 we conducted two clinical studies and expanded the clinical development upon completion of the dose escalation phases in CM24, in addition to CMC activity to support the studies, resulting in an increase of our research and development expenses.

Research and development expenses also include compensation for our employees and consultants for medical, regulatory and development work. As of December 31, 2022, our research and development staff consisted of 12 full-time employees, which we may expand with additional employees, as we expand our research and development activities, including clinical trials.

We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future, as we continue to develop our therapeutic candidates.

Set forth below is a summary of the research and development expenses for the years ended December 31, 2022, 2021 and 2020. Virtually all the costs in such periods were incurred in connection with the development of NT219 and CM24.

	Year Ended December 31,
	2022	2021	2020	Total
	(U.S. dollars in thousands)
Total research and development expenses	16,320	11,827	7,238	35,385

In addition to the major cost of preclinical studies, clinical trials, and CMC development, research and development expenses include consulting expenses for regulatory and project management work required for the development of our therapeutic candidate portfolio. Set forth below is a summary of our research and development expenses based on the type of expenditure.

	Year Ended December 31,
	2022	2021	2020
	(U.S. dollars in thousands)
Payroll expenses and related expenses	2,382	1,721	1,209
Share-based payments	768	557	756
Service provider	13,170	9,549	5,273

	16,320	11,827	7,238

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our therapeutic candidates for potential commercialization. Our future research and development expenses will depend on the success of the preclinical and clinical trials for our therapeutic candidates, as well as the availability of resources and based on ongoing assessments of the commercial potential of our products or therapeutic candidates and other therapeutic candidates we may acquire. In addition, we cannot forecast with any degree of certainty which products or therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.”

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of compensation for directors, employees and consultants in executive and operational functions. Other significant selling, general and administrative expenses include insurance premiums, professional fees of external auditors and legal services, travel costs and legal expenses, less reimbursement of legal expenses associated with class action claims.

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

Finance Income and Finance Expense

Finance expense comprises primarily changes in the fair value of financial liabilities as well as bank fees. Finance Income comprises primarily changes in the fair value of financial liabilities and assets and interest income from funds held in bank deposits.

Discontinued Operation

As previously discussed, COVID-19 adversely impacted the launch of Consensi in the United States, such as the strict measures which did not allow visits of relevant physicians by sales representatives, or by the limited attention by health professionals towards new drugs. In October 2021, the Company agreed, together with its then U.S. distributor for Consensi, Coeptis Pharmaceuticals Inc., to terminate the Distribution Agreement. Despite our efforts to identify an alternative distributor for Consensi in the U.S., we concluded that commercialization of Consensi, both in the U.S market and elsewhere, is not likely to generate significant revenue and achieve profitability in the near term. In order to reduce the expenses involved in maintaining the product, we decided to discontinue Consensi-related activities and to allocate the funds to our core oncology-related activities. Accordingly, during 2021, we also terminated the agreements for Consensi concerning the territories of South Korea and China. Consequently, the Company is reporting Consensi as a discontinued operation. Loss from discontinued operation in 2021 was $0.6 million compared to profit from discontinued operation of $0.6 million in 2020. The decrease in profit is mainly due to a decrease in revenues generated in 2021 as compared to 2020. The following table describes the financial results of the discontinued operation:

	2021	2020
	(U.S. dollars in thousands)

Results of discontinued operation
Revenue	-	1,000
Expenses	642	373
Loss (profit) for the year	642	(627)

Loss (profit) for the year attributable to the owners of the Company:

From discontinued operation	642	(627)

Loss (profit) per share
Basic & diluted loss (profit) per ADS – USD from Discontinued operation	0.04	(0.05)

Cash flows from discontinued operation
Net cash (used in) from operating activities	(374)	1,705
Net cash (used in) from investing activities	-	-
Net cash (used in) from financing activities	-	-

	(374)	1,705

Adjusted Operating loss

Adjusted operating loss is defined as operating loss, plus non-cash share-based compensation expenses and non-cash financial assets evaluation. Our management believes that excluding non-cash charges related to share-based compensation and financial assets evaluation provides useful information to investors because of its non-cash nature, varying available valuation methodologies among companies and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance, which may obscure trends in our core operating performance. We present adjusted operating loss because we use this non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes this non-IFRS financial measure is useful to investors because: (1) it allows for greater transparency with respect to key metrics used by management in its financial and operational decision-making; and (2) it excludes the impact of non-cash items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described above, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described above. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. Adjusted operating loss is not a recognized term under IFRS and does not purport to be an alternative to IFRS net operating loss as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted operating loss may not be comparable to other similarly titled measures of other companies.

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

Restatement and Revision of Previously Issued Financial Statements

As described in Note 4 to our audited financial statements contained elsewhere in this report, we restated our audited financial statements as of and for the year ended December 31, 2020 to reflect the discontinued operation described above. The impact of the restatement is reflected in Management’s Discussion and Analysis of Financial Condition and Results of Operations below.

A.	Operating Results

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

Research and Development Expenses

Research and development expenses for the year ended December 31, 2022 were $16.3 million, an increase of $4.5 million, or 38.1%, compared to $11.8 million for the year ended December 31, 2021. The increase was mainly due to expenses related to the ongoing NT219 and CM24 clinical trials, including CMC supporting activity.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, net of reimbursement from insurance for legal fees, for the year ended December 31, 2022 were $6.3 million, compared to $6.1 million for the year ended December 31, 2021, an increase of $0.2 million.

Operating Loss

Our operating loss for the year ended December 31, 2022 amounted to $22.6 million, an increase of $4.7 million, or 26.3%, compared to $17.9 million for the year ended December 31, 2021. The increase was mainly due to the increase in research and development expenses.

Adjusted Operating Loss

On a non-IFRS basis adjusted operating loss for the year ended December 31, 2022 was $20.2 million, an increase of $4.3 million, compared to $15.9 million for the year ended December 31, 2021, mainly due to the increase in research and development expenses (see reconciliation below).

Finance Income, net

Finance income, net for the year ended December 31, 2022 was $843 thousand in comparison to net finance income of $108 thousand for the year ended December 31, 2021. The increase was primarily due to $530 thousand interest from bank deposits.

Loss for the Period

Our net loss for the year ended December 31, 2022 amounted to $21.8 million, or $1.20 per basic and diluted ADS, compared to a net loss of $18.5 million, or $1.01 per basic and diluted ADS, in 2021. The increase in net loss was mainly due to $4.5 million in operating expenses, offset by a decrease of $0.6 million in loss from discontinued operation and an increase in finance income of $0.7 million.

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

Adjusted Operating Loss

On a non-IFRS basis adjusted operating loss for the year ended December 31, 2021 was $15.9 million, an increase of $5.3 million, compared to $10.6 million for the year ended December 31, 2020, mainly due to the increased expenses for clinical studies and manufacturing of drugs for these studies (see reconciliation below).

Finance Income, net

Finance income, net for the year ended December 31, 2021 was $100 thousand in comparison to net finance expense of $15.5 million for the year ended December 31, 2020. The change was primarily due to a $15.7 million decrease in expenses on account of warrants, mainly from a change in the fair value of derivatives in 2020.

Loss for the Period

Our net loss for the year ended December 31, 2021 amounted to $18.5 million, or $1.01 per basic and diluted ADS, compared to a net loss of $28.1 million, or $2.5 per basic and diluted ADS, in 2020. The change in net loss was mainly due to $15.7 million in expenses related to a change in the fair value of derivatives, offset by an increase of $4.7 million in operating expenses.

Reconciliation of Adjusted Operating Loss

	For the year ended December 31
	2022	2021	2020
	(U.S. dollars in thousands)

Operating loss for the year	22,603	17,934	13,239
Less ESOP expenses	(2,412)	(2,082)	(2,645)
		-
	20,191	15,852	10,594

B.	Liquidity and Capital Resources

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

On June 9, 2021, we entered into the Sales Agreement, with Jefferies, for the sale of ADSs, representing our ordinary shares offered by the prospectus supplement filed on June 9, 2021, and the accompanying prospectus. In accordance with the terms of the Sales Agreement, we may offer and sell ADSs having an aggregate offering price of up to $19,564,607 from time to time through Jefferies, acting as our agent.

During the twelve months ended December 31, 2022, we sold, under the Sales Agreement 543 thousand ADSs under the ATM program, at an average price of $2.65 per ADS. Net proceeds to the Company, were approximately $1.3 million, net of issuance expenses.

As of December 31, 2022, we had on hand approximately $31.7 million in cash and cash equivalents, and in short-term deposits. We believe that our current cash and cash equivalents are sufficient to satisfy liquidity requirements for the next 12 months. Since we do not know whether, if at all, we will generate significant revenues from our therapeutic candidate should we decide to continue the development of CM24 and NT219, and to develop any additional therapeutic candidates, we may need substantial additional funds to acquire, develop, and/or commercialize such therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our long-term capital requirements will depend on many factors, including:

●	the regulatory path of our therapeutic candidates;

●	our ability to successfully commercialize our CM24, NT219 and IM1240 therapeutic candidates, including securing commercialization agreements with third parties, favorable pricing and market share;

●	the progress, success and cost of our preclinical studies and/or clinical trials, and research and development programs;

●	the costs, timing and outcome of regulatory review, obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Cash Flow

Operating activities

For the year ended December 31, 2022, net cash flow used in operating activities was approximately $16.7 million compared to approximately $14.9 million and $13.8 million for the years ended December 31, 2021 and 2020, respectively. The increase of $1.8 million in net cash flow used in operating activities in 2022 compared to 2021 was due to an increase in operating losses, net of adjustments, offset by net change in assets and liabilities. The increase of $1.1 million in net cash flow used in operating activities in 2021 compared to 2020 was due to an increase in operating losses, net of adjustments, offset by a decrease in net change in assets and liabilities. The cash used in operating activities consisted of expenses associated with expenses related to expenses for the development of NT219 and CM24 and to general and administrative expenses.

Investment activities

Net cash provided by investing activities from continuing operation was $19.9 million for the year ended December 31, 2022, compared to net cash provided by investing activities from continuing operation of $13.4 million for the year ended December 31, 2021. The change in 2022 compared to 2021 was mainly attributed to a decrease in short-term deposits of $19.8 million for the year ended December 31, 2022 compared to a decrease in short and long term deposits of $13.1 million for the year ended December 31, 2021.

Financing activities

Net cash provided by financing activities from continuing operation for the year ended December 31, 2022, consisted of $1.3 million net proceeds from our ATM program. For the year ended December 31, 2021, financing activities consisted of $1.2 million from exercise of warrants and $0.6 million net proceeds from our ATM program. For the year ended December 31, 2020, financing activities consisted of $3.5 million net proceeds received from the January 2020 private placement as part of the FameWave acquisition, $4.6 million net proceeds from the March 2020 public offering in the United States, $7.1 million net proceeds from the April 2020 warrant exercise transaction, $8.4 million net proceeds from the May 2020 registered direct offering, and $31.0 million net proceeds from the June 2020 registered direct offering. The net proceeds from the financing activities in 2022, 2021 and 2020 were used to finance the operating activities of the Company.

Discontinued operation activities

For the years ended December 31, 2021 and 2020, cash from (used in) in discontinued operation was $(0.4) million and $1.7 million, respectively. The decrease in cash used in the discontinued operation was due to decrease in research and development expenses and revenues received. We did not have any cash from (used in) discontinued operation for the year ended December 31, 2022.

As of December 31, 2022, we had no borrowings.

As of December 31, 2022, and as of the date of this Annual Report on Form 20-F, we had no commitments for capital expenditures.

Contractual obligations and off-balance sheet balances

Our long-term contractual obligations include mainly a lease agreement for our offices with remaining term of three years (see also item 3(D) Property, Plant and Equipment) with non-current lease liability of $321 thousand.

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

Name	Age	Position
Eric Rowinsky, M.D.	66	Independent Director and Chairman of the Board of Directors
Isaac Israel(4)	44	Director
Simcha Rock, CPA, MBA(1)(2)	72	Independent Director
Steven Steinberg(2)(3)	62	Independent Director
Ido Agmon, MBA(3)	45	Independent Director
Robert Gagnon(2)(4)	48	Independent Director
Suzana Nahum-Zilberberg(1)(3)(4)	52	Independent Director
Ori Hershkovitz(1)	48	Independent Director

Gil Efron, CPA, MA	57	Chief Executive Officer
Lior Fhima, CPA, MBA, BA	46	Chief Financial Officer
Hadas Reuveni, Ph.D.	55	Vice President of Research and Development
Michael Schickler, Ph.D.	65	Head of Regulatory and Clinical Operations
Fabien Sebille, Ph.D.	49	Chief Business Officer
Ido Morpurgo, BS.C, LL.M	50	Vice President of Operations
Nir Livneh, LL.M, BA	44	VP Legal Affairs

(1)	Member of Nominations Committee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Pricing Committee for the ATM program

Eric Rowinsky, M.D. has served as the Chairman of Purple Biotech’s Board since October 2019. Dr. Eric Rowinsky’s principal expertise is in the development and registration of novel therapeutics to treat cancer. Since July 2021, Dr. Rowinsky has served as the Chief Medical Officer of Hummingbird Biotherapeutics, a life-science company. From 2015 to 2021, Dr. Rowinsky served as Executive Chairman of the Board of Directors and President of Inspira, Inc. (formerly Rgenix, Inc) and is currently serving as its President, Chairman of the Scientific Advisory Board, and Director. Dr. Rowinsky also served as the Chief Scientific Officer of Clearpath Development Inc., from 2015-2021, and has served as a consulting Chief Medical Officer of Oncotartis, Inc. since 2018 and as an advisor to Everest Medicines, Inc. since 2017. Additionally, Dr. Rowinsky has been an independent consultant since 2016 and works with many other life science companies in providing expertise in developing and registering a wide range of novel cancer therapeutics. Dr. Rowinsky served as Executive Vice President, Chief Medical Officer and Head of Research and Development of Stemline Therapeutics, Inc., a clinical-stage biopharmaceutical company, from November 2011 until October 2015. Prior to joining Stemline, Dr. Rowinsky was co-founder and Chief Executive Officer of Primrose Therapeutics, Inc., a start-up biotechnology company, from June 2010 until its acquisition in September 2011. Dr. Rowinsky also served as a drug development and regulatory strategy consultant to the ImClone-Lilly Oncology Business Unit and several other biopharmaceutical and life sciences companies from 2010 to 2011. From 2005 to 2009, Dr. Rowinsky was Executive Vice President and Chief Medical Officer of ImClone Systems Inc., where he led the FDA approval of Erbitux for head and neck and colorectal cancers and advanced eight other monoclonal antibodies through clinical development. From 1996 to 2004, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center, including Director of the Institute of Drug Development, or IDD, and the SBC Endowed Chair for Early Drug Development at the IDD. From 1996 to 2006, Dr. Rowinsky was a Clinical Professor of Medicine at the University of Texas Health Science Center at San Antonio. From 1988 to 1996, Dr. Rowinsky was an Associate Professor of Oncology at The Johns Hopkins University School of Medicine. Dr. Rowinsky was a longstanding National Cancer Institute principal and co-principal investigator from 1990 to 2004, and was integrally involved in pivotal clinical and preclinical investigations that led to the development of numerous cancer therapeutics, including paclitaxel, docetaxel, topotecan, irinotecan, erlotinib, gefitinib, ramucirumab, tagraxofusp and temsirolimus among others. Dr. Rowinsky was also an Adjunct Professor of Medicine at New York University School of Medicine (2008-2018). Dr. Rowinsky presently serves on the boards of directors of the public companies Biogen Idec, Inc., Fortress Biosciences, Inc., and Verastem Inc. Dr. Rowinsky formerly served on the boards of directors of the public companies Navidea Biopharmaceuticals Inc. (2010-2018), BIND Therapeutics (2014-2016), and Biophytis S.A. (2018-2019), as well as at a number of privately held companies. Dr. Rowinsky received a B.A. degree from New York University (1977) and an M.D. degree from Vanderbilt University School of Medicine (1981). Dr. Rowinsky completed his residency in internal medicine at the University of California, San Diego (1984) and completed his fellowship in medical oncology at The Johns Hopkins Oncology Center (1987).

Isaac Israel has served as a member of Purple Biotech’s Board since October 2012. Mr. Israel served as our chief executive officer from October 2012 until July 2022 and has served as an advisor to Purple Biotech since October 2022. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008, Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. Mr. Israel served as a member of the board of directors of various private and public healthcare corporations, including as chairman of the board of a public healthcare corporation, NextGen Biomed Ltd., which is traded on the TASE.

Simcha Rock, CPA, MBA, has served a member of Purple Biotech’s Board since July 2013. Mr. Rock served as our Chief Financial Officer from July 2013 until he retired from such position as of December 31, 2018 and subsequently served as a strategic consultant to us until December 31, 2019. Prior to joining us, Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a B.A. degree from Yeshiva University and an MBA degree from Cleveland State University.

Steven Steinberg has served as a member of Purple Biotech’s Board since July 2016. Since April 2017, Mr. Steinberg has been an independent financial consultant. From January 2015 through March 2017, Mr. Steinberg served as the chief financial officer of Glide Talk Ltd., a technology company in the video messaging and wearable technology arenas. From September 2013 to October 2014, Mr. Steinberg served as vice president, finance at Client Connect Ltd., a subsidiary of Conduit Ltd., and subsequent to an acquisition, of Perion Network, Ltd. a NASADQ listed company. Between August 2011 and August 2013, Mr. Steinberg acted as an independent financial consultant. From December 2002 until July 2011, Mr. Steinberg was employed by Answers Corporation, a NASDAQ listed company, where he served as chief financial officer. Prior to 2002, Mr. Steinberg held a number of finance and chief financial officer roles, following a ten-year period of service as an audit manager at Coopers & Lybrand (currently PricewaterhouseCoopers, LLP) in New York City. Mr. Steinberg holds a Bachelor of Business Administration degree from Florida International University – School of Business Administration and was certified as a certified public account in New York State.

Ido Agmon, MBA, has served as a member of Purple Biotech’s Board since June 2016. Since 2012, Mr. Agmon has been acting as an independent consultant and investment manager, providing start-ups, investment funds and technology-based ventures with advice in strategic and financial planning, fund-raising and related business development activities. Mr. Agmon serves as a member of the board of directors of two Israeli privately held start-up corporations. From 2014 until the end of 2016, Mr. Agmon was a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli and global biomed and technology companies, of which he was a co-founder, and where he was responsible for analysis and evaluation of investments in Israeli and global biomed companies. From 2009 until 2011, Mr. Agmon served as the chief executive officer of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at several biomed ventures. From 2007 until 2009, Mr. Agmon served as the Director of Business Development at ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a BA degree in Business Administration and Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA degree from the Hebrew University of Jerusalem, Israel.

Robert Gagnon, MBA has served as a member of Purple Biotech’s Board since March 2021. Mr. Gagnon currently serves as Chief Financial Officer and Operating Partner of Gurnet Point Capital, a private equity firm which invests in de-risked life sciences companies driving outsized returns through active ownership. Prior to joining Gurnet Point Capital in 2022, Mr. Gagnon served as the Chief Financial Officer of Verastem Oncology, a biopharmaceutical company focused on advancing cancer therapeutics. Before joining Verastem in 2018, Mr. Gagnon served as the Chief Financial Officer at Harvard Bioscience, Inc. Prior to this, Mr. Gagnon served as Executive Vice President, Chief Financial Officer and Treasurer at Clean Harbors, Inc., as well as Chief Accounting Officer and Controller at Biogen Idec, Inc. Earlier in his career, Mr. Gagnon worked in a variety of senior positions at Deloitte & Touche, LLP, and PricewaterhouseCoopers, LLP. Mr. Gagnon holds an M.B.A. degree from the MIT Sloan School of Management and a Bachelor of Arts degree in accounting from Bentley College.

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

Ori Hershkovitz has served as a member of Purple Biotech’s Board since December 2021. Mr. Hershkovitz has held various positions in life sciences investment funds over many years. Mr. Hershkovitz has served as a board member and a senior advisor to private and public biotechnology and healthcare companies since 2010. Mr. Hershkovitz currently serves on the Board of Directors of Matricelf Ltd. (TASE: MTLF), and from 2013 to 2016 was a member of the Board of Directors of MicroMedic Ltd. (TASE:MCTC) and Medigus Ltd. (Nasdaq: MDGS). From 2015 to 2019, Mr. Hershkovitz served as a Managing Partner and chief investment officer of Nexthera Fund, a healthcare hedge fund based in New York, managing over $400 million in assets. From 2006 to 2014, Mr. Hershkovitz was the Managing Partner and Head of Research at Sphera Fund in Tel Aviv, managing over $700 million in assets. From 2001 to 2006, Mr. Hershkovitz served as Senior Pharmaceutical Equity Analyst at Leader & Co. Investment House Ltd. in Tel Aviv, and from 1999 to 2001, he was a Pharmaceutical Equity Analyst at Ilanot Batucha Investment House Ltd. Mr. Hershkovitz holds a B.A degree in Business Administration and Finance from Tel Aviv University and is a licensed investment advisor.

Gil Efron has served as our Chief Executive Offer since July 2022. Prior to that, Mr. Efron served as our President and Chief Financial Officer since June 2021. Prior to that, Mr. Efron served as our Deputy Chief Executive Officer and Chief Financial Officer, from October 2018. Prior to joining us, Mr. Efron served as Deputy CEO and CFO of Kamada Ltd., a NASDAQ and TASE dual-listed plasma-derived protein therapeutics company, from September 2011 to November 2017. Prior to that, Mr. Efron served as the CFO of NASDAQ listed RRsat Global Communications Ltd. (Nasdaq: RRST), from September 2005 to March 2011. Prior to that, Mr. Efron served in various finance executive positions. Mr. Efron presently serves on the board of directors of Kanabo Group PLC (KNB:London). Mr. Efron holds a B.A. degree in Economics and Accounting and an M.A. degree in Business Administration from the Hebrew University of Jerusalem and was granted a certified public accountant’s license (non-active) in Israel.

Lior Fhima has served as our Chief Financial Officer since November 2022. Before to joining us, Mr. Fhima served as the chief financial officer of Negev Ecology Ltd. from June 2021. Mr. Fhima served as the Director of Finance at Kamada Ltd., a plasma-derived protein therapeutics company from October 2015 to June 2021. Prior to that, Mr. Fhima served as Chief Accounting Officer of G City, Ltd. (formerly Gazit Globe Ltd) from April 2012 to October 2015. Mr. Fhima holds an MBA degree and graduated Magna Cum Laude with a BA degree in Accounting and Business Management, both from the College of Management Academic Studies in Rishon LeZion, Israel. Mr. Fhima was granted a certified public accountant’s license in Israel.

Dr. Hadas Reuveni, Ph.D. has served as the Company’s Vice President of Research and Development since 2017. Dr. Reuveni, a co-inventor of the TyrNovo technology, received her Ph.D., Summa Cum Laude, for anti-cancer drug discovery from the Hebrew University of Jerusalem. Dr. Reuveni managed the discovery and the preclinical development of scientific projects in TyrNovo’s portfolio since 2005 and has more than two decades of research and development experience in biotechnology. From 2005 to 2012, Dr. Reuveni served as the Chief Executive Officer of NovoTyr Ltd., a biotech start-up company, a predecessor company to TyrNovo, developing small molecules for the treatment of cancer and neurodegenerative diseases, which was established by Dr. Reuveni and Prof. Levitzki in 2005. Dr. Reuveni also founded and served as a director and Chief Scientific Officer of AngioB Ltd., a start-up company that developed GPCR-based agents for multiple indications, between 2006-2010. Prior to these roles, Dr. Reuveni was the Director of Research & Development at Keryx Biopharmaceuticals (NASDAQ:KRX) between 2001-2004. Dr. Reuveni has served as a scientific consultant for Integra Holdings Ltd., Campus Bio Management Ltd. and BioLineRX (NASDAQ/TASE BLRX). Dr. Reuveni holds a B.Sc. degree in chemistry, an M.Sc. degree in biological chemistry and a Ph.D. in biological chemistry and drug discovery, all from the Hebrew University of Jerusalem, Israel.

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

The aggregate compensation paid and in-kind benefits granted to or accrued on behalf of all our directors and officers for their services, in all capacities, to us during the year ended December 31, 2022, was approximately $5 million (including $2.2 million share-based compensation related costs). As of December 31, 2022, the total amount set aside as an actuarial estimate by us to provide pension, retirement or similar benefits to our officers (we do not provide any such benefits to our directors in such capacities) was in the aggregate amount of approximately $303 thousand.

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

As of December 31, 2022, (i) options to purchase 15,651,128 of our ordinary shares granted to our officers and directors were outstanding, of which options to purchase 4,775,961 of our ordinary shares have vested; and (ii) 7,150,000 restricted stock units (“RSUs”) awarded to our officers and directors were outstanding. For information regarding our 2016 Equity-Based Incentive Plan, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—2016 Equity-Based Incentive Plan.” For information regarding the corporate approvals for officer and director compensation, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Compensation of Directors and Executive Officers.”

Director Compensation

We currently pay our independent and non-executive directors (other than our chairman) an annual fee of $40,000 for services as a member of our Board of Directors, an additional $3,500 annual fee for service on each permanent Board committee, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary (if applicable); provided, however, that the maximum annual fee for services on our Board of Directors, on Board committees and/or on the board of directors of any subsidiaries shall not exceed $47,000. The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel are paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. We pay Dr. Rowinsky, the chairman of our Board of Directors, an annual fee of $60,000 for services as a member of our Board of Directors, as Chairman of the Board, for service on any committee of the Board of Directors, and for service on the board of directors of a subsidiary. All such director annual fees shall be paid pro-rata for any service during part of a year. In addition, we pay Dr. Rowinsky a monthly fee of $10,000 for his service as the chairman of our medical and clinical committee established in March 31, 2022, for the period commencing on April 1, 2022 and until no later than March 31, 2023, as approved by our shareholders at our annual general meeting held on August 25, 2022.

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

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries, other than with Mr. Gil Efron, our Chief Executive Officer, in connection with the termination of his service as our Chief Executive Officer, as described below.

To our knowledge, there are no agreements and arrangements between any director and any third-party relating to compensation or other payment in connection with their candidacy or service on our Board of Directors.

Executive Compensation

The table below sets forth the annual compensation paid to each of our five most highly compensated office holders (as defined in the Companies Law) for the year ended December 31, 2022, broken out by component and on an individual basis, as recorded in our financial statements for such year. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis, rather we are required under Israeli law to disclose in the proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as recorded in the Company’s financial statements for such year.

Name	Position	Salary or other expenses[1]	Bonus expenses and accruals	Share-based expenses[2]	Total[3]
Gil Efron	Chief Executive Officer	364,526	90,909	607,970	1,063,404

Fabien Sebille	Chief Business Officer	340,258	50,305	300,870	691,433

Dr. Michael Schickler	Head of Regulatory and Clinical Operation	209,960	55,017	240,916	505,893

Isaac Israel	Director and former Chief Executive Officer	297,032	43,031	149,560	489,624

Dr. Hadas Reuveni	Vice President of Research and Development	219,840	23,374	238,306	481,520

1	Includes social benefits, such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law, and car lease or vehicle use reimbursement related benefits.

2	The fair value of share-based payments was estimated using the Black and Scholes model.

3	The total compensation amounts do not include any amounts recorded for an increase in actuarial estimate calculations for post-employment benefit liabilities for the office holder, nor any accruals for unused vacation time. Compensation amounts which were paid or otherwise measured in NIS have been translated into US$ for purposes of this report at average representative exchange rates for the year.

Agreements with Executive Officers

We have entered into engagement agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable laws.

Employment Agreement with Gil Efron, our Chief Executive Officer

In July, 2022, we entered into an employment agreement with Mr. Gil Efron in his capacity as our chief executive officer, which may be terminated by either party upon 90 days’ advance notice to the other party. Mr. Efron’s terms of engagement as our chief executive officer were approved by our shareholders at our annual general meeting held on August 25, 2022, and include (among other things) the following compensation and benefits:

Monthly Salary: A base monthly gross salary of approximately $24,600 (“Monthly Salary”).

Annual Bonus: An annual bonus that shall not exceed six times the Monthly Salary, subject to the achievement of measurable criteria determined by the Compensation Committee and Board of Directors on an annual basis, in accordance with our compensation policy, as in effect from time to time.

Special bonus(es) for an M&A Transaction or Commercial Transaction. A special bonus for each M&A Transaction and Commercial Transaction consummated during each calendar year in an amount equal to, in the aggregate in any calendar year, the lesser of (1) an amount equal to six times the Monthly Salary and (2) 1.5% of (y) in the case of an M&A Transaction signed during the term of employment, the Company valuation determined in such M&A Transaction, and (z) in the case of a Commercial Transaction consummated during the term of employment, the estimated revenues to the Company in such Commercial Transaction, and subject to the restrictions set forth in our Compensation Policy. “M&A Transaction” means one or more related transactions of either: (A) a sale (including an exchange), lease, license or any other transfer or disposition of all or substantially all of the Company’s shares or assets; or (B) any merger (including, a reverse merger and a reverse triangular merger), reorganization, amalgamation, consolidation or like transaction of the Company with or into another entity in which the holders of the Company’s voting power immediately prior to the consummation of such transaction hold less than 50% of the Company’s voting power or the voting power of the resulting or surviving entity or acquiring company immediately following the consummation of such transaction. “Commercial Transaction” means any commercial agreement entered into by the Company or any of its subsidiaries with estimated revenues to the Company and/or the applicable subsidiary of at least $5,000,000.

Retirement Grant. A retirement grant of six times the Monthly Salary upon termination of Mr. Efron’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Leased Car. A leased car with a monthly operational lease cost to the Company that shall not exceed NIS 6,000 (approximately $1.7 thousand), grossed up for tax purposes, not including reimbursement of petrol expenses and other car expenses.

Change of Control Provision. Any equity-based awards approved for grant to Mr. Efron (including the options granted to him on May 23, 2022 in his former role as President and Chief Financial Officer), shall include a provision according to which the vesting of any such outstanding equity awards shall accelerate in full upon a change of control, as defined by our compensation committee and board of directors, subject to shareholder approval of any such awards to the extent required in accordance with applicable law.

Equity Award. A one-time grant to Mr. Efron of an equity-based award comprised of options to purchase up to 3,750,000 ordinary shares (equivalent to 375,000 ADSs) and 150,000 RSUs for ordinary shares (equivalent to 15,000 ADSs). The options will have an exercise price of US$0.245. The options and RSUs will vest over a period of three years, with one-third of each of the awards vesting on the first anniversary of the date of the approval of the awards by our board of directors on July 11, 2022, and an additional 8.33% of each of the awards vesting at the end of each subsequent three-month period thereafter, subject to Mr. Efron’s continued engagement by the Company on each applicable vesting date. Any outstanding unexercised options shall expire five years following the date of the approval of the equity awards by our board of directors. The vesting of any such equity awards that are outstanding shall accelerate in full upon a change of control, as defined by our compensation committee and board of directors. The equity award is subject to our 2016 Plan and the applicable award agreement entered into with Mr. Efron. The equity award was granted pursuant to the capital gains track of Section 102 of the Israel Income Tax Ordinance [New Version] 5721-1961.

For the approval of compensation arrangements with directors and executive officers, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Compensation of Directors and Executive Officers.”

C.	Board Practices

Board of Directors

Our board of directors presently consists of eight directors. All of our directors also serve as directors of our subsidiaries TyrNovo, FameWave and Immunorizon, and Mr. Israel and Mr. Efron serve as directors of Purple Biotech GmbH. Each of Dr. Rowinsky, Mr. Rock, Mr. Steinberg, Mr. Gagnon, Mr. Agmon, Ms. Nahum-Zilberberg and Mr. Hershkovitz qualifies as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Accordingly, a majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the members of our board of directors (the “Board”) (who are not external directors, if any were appointed), referred to as the “first class”; the “second class”; and the “third class”. If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). If the number of directors changes, the number of directors in each class will change in accordance with the foregoing rule. The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified. At our 2023 annual general meeting of shareholders, the appointment of the directors included in the second class (Messrs. Rock and Steinberg) shall end. At our 2024 annual general meeting of shareholders, the appointment of the directors included in the third class (Mr. Israel, Ms. Nahum-Zilberberg and Mr. Hershkovitz) shall end. At our 2025 annual general meeting of shareholders, the appointment of the directors included in the first class (Dr. Rowinsky, Mr. Agmon and Mr. Gagnon) shall end.

Our Board may appoint a director at any time to fill any vacancies until the annual meeting of our shareholders set to take place at the end of the three-year-term for the class of directors to which such director is so appointed by the Board, provided that the total number of the members of the Board serving at such time will not exceed the maximum number of directors that may serve on the Board. The shareholders may at all times replace or dismiss a director (in the case of replacement, only if the appointed director is not a corporation) by a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting of our shareholders and (b) more than 47.9% of all of our voting rights as of the record date established for the applicable general meeting of our shareholders (the “Special Majority”). A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting. The tenure of a director expires pursuant to the provisions of our amended and restated articles of association and the Companies Law, upon death or if he/she becomes incompetent, unless removed from office earlier as described above.

Under our amended and restated articles of association, the number of directors on our Board will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any Regulations enacted thereunder). The majority of the members of the Board shall be residents of Israel and our center of management shall be in Israel, unless, in each case, our center of management shall have been transferred to another country in accordance with a resolution of our Board by a majority of three quarters (75%) of the participating director votes. The number of directors that may serve on our Board of Directors under our amended and restated articles of association may be changed, at any time and from time to time, by the Special Majority of our shareholders. The provisions in our amended and restated articles of association regarding the maximum number of directors and composition of our Board and the appointment and removal of directors, may be amended only by our shareholders by the Special Majority.

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

Audit Committee Role

Under the Companies Law, the roles of the audit committee are, among others, as follows:

●	recommend to the board of directors to recommend to our shareholders to appoint and approve the compensation of the independent registered public accounting firm engaged to audit our financial statements;

●	monitor deficiencies in the management of the Company, among other things, in consultation with the independent registered public accounting firm and internal auditor, and advises the board of directors on how to correct such deficiencies;

●	decide whether to approve engagements or transactions that require the audit committee’s approval under the Companies Law relating generally to certain related party transactions and whether such transaction is “extraordinary” or “material” under the Companies Law. The audit committee must pre-determine procedures for a competitive process, or other procedures, before approving related party transactions with controlling shareholders, even if such transactions are deemed by the audit committee not to be extraordinary transactions. This process is to be supervised by the audit committee, or by any person authorized for such supervision, or via any other method approved by the audit committee;

●	determine the approval process for transactions that are not negligible, as well as determine which types of non-negligible transactions would require the approval of the audit committee. Non-negligible transactions are defined as related party transactions with a controlling shareholder, or in which the controlling shareholder has a personal interest, even if they are deemed by the audit committee not to be extraordinary transactions but which have been classified by the audit committee as non-negligible transactions;

●	meet and receive reports from both the internal auditors and the independent registered public accounting firm dealing with matters that arise in connection with their audits; and

●	regulate the Company’s rules on employee complaints, and implement a whistleblower protection plan with respect to employee complaints of business irregularities.

In accordance with the Sarbanes-Oxley Act of 2002 and the NASDAQ Listing Rules, the audit committee is also directly responsible for the appointment, compensation and performance of our independent auditors, and pre-approves audit and non-audit services to be provided by the independent auditors. In addition, the audit committee is responsible for assisting the board of directors in reviewing our annual financial statements, the adequacy of our internal controls and our compliance with legal and regulatory requirements. The audit committee also oversees our major financial risk exposures and policies for managing such potential risks, discusses with management and our independent auditor significant risks or exposure and assesses the steps management has taken to minimize such risk. Our audit committee also oversees the management and investment of our cash and cash equivalents and makes investment decisions with respect to our financial assets.

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

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	to recommend to the board of directors (i) the compensation policy for directors and officers, (ii) once every three years, whether the compensation policy that had been approved should be extended for a period of more than three years; and (iii) updates to the compensation policy, from time to time. In addition, the compensation committee is required to periodically examine the implementation of the compensation policy; and

●	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee and determining whether to exempt, under certain circumstances, a transaction with our chief executive officer from the approval of the general meeting of our shareholders.

In addition to the roles mentioned above, our compensation committee also makes recommendations to our board of directors regarding the award of equity-based grants to our employees.

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

Compensation Policy

Under the Companies Law, Israeli public companies must adopt a compensation policy with respect to the terms of service and employment of their directors and officers. The compensation policy must be approved by the board of directors (after considering the recommendations of the compensation committee) and subject to limited exceptions, by the shareholders by a simple majority of shareholder votes provided that either: (i) such majority includes at least a majority of the shares voted by those shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the compensation policy, who are present at the meeting and vote on the matter (excluding abstentions) or (ii) the total number of votes voted against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the voting rights in the company, referred to as the “Special Majority for Compensation.” Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

Pursuant to the Israeli Companies Law, the compensation policy must generally be re-approved once every three years by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority for Compensation. Any amendment to the compensation policy is subject to the same approval requirements.

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

In adopting our initial Compensation Policy and its subsequent amendment and renewal, our Compensation Committee and Board of Directors considered numerous factors, including the relevant matters and provisions set forth in the Companies Law, and reviewed various data and other information they deemed relevant, with the advice and assistance of legal and other advisors. Our Compensation Committee and Board of Directors also considered benchmark studies of peer companies prepared for us by outside consultants to determine that the various compensation elements in the Compensation Policy are in line with market practice. The benchmark group comprised a selection of companies chosen to reflect the competitive environment in which we operate. These companies were selected according to criteria such as revenues, market capitalization, business type, geographic location, and size.

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

Nominations Committee

In September 2020, our Board of Directors established a nominations committee, whose role is (among other things) to identify, review and evaluate candidates to serve as members of the Board, consistent with criteria approved by the Board, recommend to the Board of Directors nominees for election as directors of the Company, and review and evaluate incumbent members of the Board. While our Board of Directors elected to rely on the “foreign private issuer exemption” with respect to the composition of our nominations committee and nominations of our directors, and determined that our nominations committee need not be composed solely of independent directors (within the meaning of Nasdaq Listing Rules), our nominations committee currently consists of Ms. Suzana Nahum-Zilberberg, Mr. Ori Hershkowitz and Mr. Simcha Rock, all of whom are independent directors.

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

Fiduciary Duties and Approval of Certain Related Party Transactions and Compensation under Israeli Law

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

Disclosure of Personal Interests of an Office Holder and Approval of Transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest (within the meaning of the Companies Law, as described below) that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and, in any event, no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from a personal interest of a relative (as defined in the Companies Law) in a transaction that is not considered an extraordinary transaction (as defined in the Companies Law, as described below).

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third-party in which the office holder has a personal interest, subject to the approval requirements set forth in the Companies Law, provided the transaction is to the company’s benefit.

Under the Companies Law, a transaction with an office holder or with a third-party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors, unless provided otherwise in the company’s articles of association. Our amended and restated articles of association provide that transactions in which officers have a personal interest that are not extraordinary transactions can be approved by the joint approval of our chief executive officer and chief financial officer, or, in the event either of them has a personal interest in such transaction, by one of our directors who does not have a personal interest in such transaction appointed by our board of directors for such purpose instead of such interested officer. In the event that both our chief executive officer and chief financial officer have personal interests in such transaction, the approval of two directors appointed by the Board of Directors for such purpose and who do not have personal interests in the approval of such transaction, will be required. If the transaction considered is an extraordinary transaction with either an office holder or with a third-party in which the office holder has a personal interest, then, pursuant to the Companies Law, audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see below “Compensation of Directors and Executive Officers.”

Any persons who have a personal interest in the approval of a transaction (except for a transaction with an office holder or with a third-party in which the office holder has a personal interest that is not an extraordinary transaction) that is brought before a meeting of the board of directors, or the audit committee, may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required for the purpose of presenting the matter, such office holder may be present at the meeting. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

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

Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors with respect to their service as a director, as well as their engagement in other roles (if the director is so engaged) requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. The approval of the compensation committee and board of directors must be in accordance with the compensation policy. In special circumstances, the compensation committee and board of directors may approve compensation of a director that is inconsistent with the compensation policy (or approve compensation prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy), provided that those provisions that must be included in and considered when determining the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors and shareholder approval is required by the Special Majority for Compensation, as described above.

Executive Officers Other Than the Chief Executive Officer. The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer) who are not directors to be approved by, first, the compensation committee, second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s duly approved compensation policy(or if compensation is approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy), also by the company’s shareholders by the Special Majority for Compensation provided that the provisions that must be included in, and must be considered while determining the compensation policy according to the Companies Law, have been considered by the compensation committee and the board of directors. If the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s compensation policy, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision provided each of the compensation committee and board of directors discuss the arrangement again and consider (among other things) the shareholders’ objections and provide detailed reasons for their decision. An amendment to an existing compensation arrangement with an office holder who is not a director (other than the chief executive officer) requires only the approval of the compensation committee if the compensation committee determines that the amendment is not material relative to the existing arrangement. However, pursuant to the relief regulations promulgated under the Companies Law, non-material amendments to the compensation of executive officers (who are subordinate to the chief executive officer) shall not require the approval of the compensation committee and may be approved by the chief executive officer of the company provided that: (i) the company’s compensation policy provides that such amendments within the parameters established in the compensation policy may be approved by the chief executive officer, and (ii) the compensation is consistent with the company’s compensation policy. Our Compensation Policy provides that non-material amendments to the compensation of executive officers who are subordinate to the chief executive officer may be approved solely by the chief executive officer.

Chief Executive Officer. The compensation paid to a public company’s chief executive officer is required to be approved by, first, the company’s compensation committee; second, the company’s board of directors, and, unless exempted under the regulations promulgated under the Companies Law, by the company’s shareholders by the Special Majority for Compensation as discussed above. However, if the shareholders of the company do not approve the compensation arrangement with a chief executive officer who is not a director, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision if each of the compensation committee and the board of directors discuss the arrangement again and consider (among other things) the shareholders’ objection and provide detailed reasons for their decision. The renewal or extension of the engagement with a public company’s chief executive officer need not be approved by the shareholders of the company if the terms and conditions of such renewal or extension are no more beneficial than the previous engagement or there is no substantial difference in the terms and conditions and other relevant circumstances, and the terms and conditions of such renewal or extension are in accordance with the company’s compensation policy.

Approval of the chief executive officers’ compensation by the compensation committee and board of directors should be in accordance with the company’s compensation policy; however, in special circumstances, compensation terms of a chief executive officer that are inconsistent with such policy may be approved by the compensation committee and board of directors provided that they each have considered the provisions that must be considered and included in the compensation policy according to the Companies Law, and that shareholder approval was obtained by the Special Majority for Compensation. The compensation committee may waive the shareholder approval requirement for the initial engagement terms of a candidate for the chief executive officer position, provided that: (i) the compensation arrangement is consistent with the company’s compensation policy, (ii) the chief executive officer candidate did not have a business or employment relationship in the previous two years with the company or a controlling shareholder of the company (and in a company without a controlling officer, a business or employment relationship with the chairman of the board of directors, a substantial shareholder, or the most senior office holder in the company), and (iii) the compensation committee determines that subjecting the approval of the engagement to a shareholder vote would impede the engagement.

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

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

●	an amendment to the articles of association;

●	an increase in the company’s authorized share capital;

●	a merger; and

●	the approval of related party transactions and actions that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the shareholder duties mentioned above, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, considering the shareholder’s position in the company.

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

Under the Companies Law and the Israeli Securities Law, 5738–1968 (“Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

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

The compensation committee may approve the procurement of directors’ and officers’ liability insurance policy without the need for shareholder approval, if it determines that, pursuant to the relief regulations promulgated under the Companies Law, the provision of such insurance coverage to the office holders under our directors and officers liabilities insurance policy is on market terms, is not likely to have a material adverse effect on our profits, assets or obligations, and is consistent with our Compensation Policy which was approved by our shareholders in accordance with the Companies Law.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy within the parameters set forth in our Compensation Policy.

We have issued letters of indemnity (the “Indemnity Letters”) to each of our current office holders pursuant to which we undertook to indemnify such office holders to the fullest extent permitted by applicable law, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our Board of Directors based on our activities, as set forth in the Indemnity Letters. According to the Indemnity Letters, the total accumulative sum of indemnification that may be paid by us to all office holders will not exceed a sum equal to 25% of our shareholders’ equity according to our latest audited or reviewed consolidated financial statements, as of the date of indemnification. The payment of indemnity amounts will not prejudice the right of office holders to receive insurance coverage benefits. Once we have paid to our office holders the aggregate maximum indemnity amount that we may pay to all our office holders, we will not pay additional indemnity amounts unless the payment of these additional amounts is approved by the authorized corporate bodies according to the applicable law at the time of payment of the additional indemnity sums, and subject to an amendment to our articles of association if required by applicable law at such time.

In addition, we have issued letters of exemption to each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law.

We expect to indemnify our officers and directors for obligations, including the deductibles for our directors’ and officers’ liability insurance policy, and we may be required to pay costs and expenses they may incur related to the 2015 Motion and the 2017 Motions described in “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”, pursuant to the Indemnity Letters issued to our directors and officers. In addition, we expect to indemnify Isaac Israel for obligations, including the deductibles for our directors’ and officers’ liability insurance policy, and we may be required to pay costs and expenses he may incur related to the Atzmon Claim described in “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”, pursuant to the Indemnity Letter issued to her. To our knowledge, other than with respect to the foregoing proceedings, there is no previous or pending litigation or proceedings against any of our office holders as to which indemnification is being, or may be sought, nor are we aware of any other pending or threatened litigation or proceeding that may result in claims for indemnification by any office holder.

Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.	Employees

As of December 31, 2022, the Company had employees as follows: (i) eight in business development, general and administrative roles; and (ii) twelve in research and development roles. All of such employees were located in Israel other than one employee in business development located in Switzerland.

As of December 31, 2021, the Company had employees (including consultants on a full-time basis) as follows: (i) eight in business development, general and administrative roles; and (ii) eleven in research and development roles. All of such employees were located in Israel other than one employee in research and development, who was located in the United States and one employee in business development who was located in Switzerland.

As of December 31, 2020, the Company had employees (including consultants on a full-time basis) as follows: (i) six in business development, general and administrative roles; and (ii) seven in research and development roles. All of such employees were located in Israel.

While none of our employees is party to a collective bargaining agreement, in Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations, including the Industrialists’ Associations. These provisions of collective bargaining agreements are applicable to our Israeli employees by virtue of extension orders issued in accordance with relevant labor laws and regulations of the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The extension orders which apply to our employees principally concern the requirement for length of the workday and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the legally required minimums.

Israeli law generally requires severance pay, which may be funded by managers’ insurance and/or a pension fund, upon the retirement or death of an employee or termination of employment without cause (as defined in the Severance Pay Law, 5723-1963). Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for the national health insurance. We also contribute funds on behalf of most of our employees either to a fund known as managers’ insurance, to a pension fund or to a combination of both, as required by Israeli law.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E.	Share Ownership

As of March 3, 2023, no officer or director beneficially owned 1% or more of our outstanding ordinary shares and all officers and directors as a group (15 persons) beneficially owned less than 5% of our ordinary shares.

2016 Equity-Based Incentive Plan

On April 18, 2016, we adopted the Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, or the 2016 Equity Incentive Plan. The 2016 Equity Incentive Plan provides for the grant to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, RSUs, restricted shares, with either our ordinary shares or ADSs underlying the applicable award. The 2016 Equity Incentive Plan provides for awards to be granted at the determination of our board of directors (who is entitled to delegate its powers under the 2016 Equity Incentive Plan to the compensation committee or audit committee of our board of directors) in accordance with applicable laws. The exercise price and vesting period of awards are determined by our board of directors. The number of ordinary shares currently reserved for the grant of awards under the 2016 Equity Incentive Plan is 4,877,384 ordinary shares. Our board of directors may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares reserved under the 2016 Equity Incentive Plan. As of December 31, 2022, non-tradable options to purchase 18,468,235 ordinary shares and 7,857,917 RSUs were outstanding under the 2016 Equity Incentive Plan.

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

The 2016 Equity Incentive Plan enables us to grant awards through one of the following Israeli tax programs, at our discretion and subject to the applicable legal limitations: (a) according to section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Israeli Income Tax Ordinance”), through a program with a trustee that is appointed by us, (b) according to section 102 of the Israeli Income Tax Ordinance, without a trustee, or (c) according to the provisions of section 3(9) in the Israeli Income Tax Ordinance. The 2016 Equity Incentive Plan also enables us to grant options as Incentive Stock Options for U.S. tax purposes.

The 2016 Equity Incentive Plan includes directives for protecting the option holders during the exercise period with respect to distribution of bonus stock, issue of rights, splitting or consolidating our share capital and dividend distribution. We are entitled at our sole discretion, to change the terms of the 2016 Equity Incentive Plan and/or replace it and/or terminate it regarding future grants at any time, as we deem appropriate. The Board of Directors may, at any time and from time to time, suspend, terminate, modify or amend the 2016 Equity Incentive Plan, whether retroactively or prospectively; provided, however, that, unless otherwise determined by the Board of Directors, an amendment which requires shareholder approval in order for the plan to continue to comply with any applicable law shall not be effective unless approved by the requisite vote of shareholders, and provided further, that except as provided by the 2016 Equity Incentive Plan, no suspension, termination, modification or amendment may adversely affect any award previously granted, without the written consent of grantees holding a majority in interest of the awards so affected, and in the event that such consent is obtained, all awards so affected shall be deemed amended, and the holders thereof shall be bound, as set forth in such consent. Our board of directors will determine, at its sole discretion, if a certain change may materially impair the rights of the grantee.

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

As of March 3, 2023, no person or entity known to us beneficially owned 5% or more of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 3, 2023 and ordinary shares underlying RSUs that vest within 60 days of March 3, 2023, if any, to be outstanding and to be beneficially owned by the person holding the options warrants or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on 207,873,862 ordinary shares (not including 1 share held in treasury) outstanding as of March 3, 2023. Each one (1) ADS held represents ten (10) ordinary shares. The data presented is based on information disclosed in public regulatory filings in the U.S. or Israel, in accordance with applicable law.

None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Changes in Percentage Ownership by Major Shareholders

To our knowledge, the only significant changes in the percentage ownership held by our more than 5% shareholders as reported in our Annual Reports on Form 20-F during the past three years are as follows: (i) the ownership percentage of Empery Asset Management, LP decreased from 8.9% in January 2019 to under 5% in 2020, (ii) the ownership percentage of Sabby Volatility Warrant Master Fund, Ltd. decreased from 8.8% in January 2019 to under 5% in 2020, (iii) the ownership percentage of M. Arkin Ltd. increased to 11.0% in January 2020 and decreased to under 5% in 2020, (iv) the ownership percentage of OrbiMed Israel Partners Limited Partnership increased to 9.9% in January 2020 and decreased to under 5% in 2020, (v) the ownership percentage of Pontifax Group increased to 9.9% in January 2020 and decreased to under 5% in 2020, (vi) the ownership percentage of Armistice Capital Master Fund LLC increased to 5% in March 2020 and decreased to under 5% in May 2020, (vii) the ownership percentage of CVI Investments Inc. increased to 5% in March 2020 and decreased to under 5% in 2020, and (viii) the ownership percentage of Morgan Stanley increased to 5% in February 2021 and decreased to under 5% in April 2021.

Record Holders

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents ten ordinary shares. As of March 3, 2023, BNY held 193,643,950 ordinary shares in custody representing 93.15% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

Immunorizon Acquisition – Shareholders Proxy

In connection with our acquisition of Immunorizon in February 2023, each of the selling shareholders that received ADSs as part of the consideration in the transaction, referred to as the “Major Selling Shareholders,” executed an Irrevocable Proxy and Undertaking to vote such ADSs and any additional ADSs issued to such Major Selling Shareholders in connection with a Dilutive Event (as defined below) (if any), at any and all Company shareholder meetings in accordance with the voting recommendations of the Company’s board of directors. In addition, each Major Shareholder undertook that to the extent that the Proxy is not able to instruct the depositary for our ADSs to exercise the voting rights of the Major Selling Shareholder with respect to its ADSs, it shall, upon the written instructions of the Proxy, promptly deliver instructions to the depositary as to the exercise of the voting rights pertaining to its ADSs in accordance with the voting recommendations of our board of directors. For additional information regarding the Immunorizon transaction and the Irrevocable Proxy and Undertaking, see “Item 10 – Additional Information – C. Material Contracts – Immunorizon Acquisition.”

B.	Related Party Transactions

FameWave

Purple Biotech provides services to FameWave (including research and development services, corporate management, business development services, accounting services, legal services and others) and FameWave reimburses Purple Biotech at the rate of cost plus 3% for these services.

TyrNovo

Purple Biotech provides services to TyrNovo (including research and development services, corporate management, business development services, accounting services, legal services and others) and TyrNovo reimburses Purple Biotech at the rate of cost plus 3% for these services.

Purple Biotech GmbH

Purple Biotech provides services to Purple Biotech GmbH (including research and development services, corporate management, business development services, accounting services, legal services and others) and Purple Biotech GmbH reimburses Purple Biotech at the rate of cost plus 3% for these services.

Immunorizon

Purple Biotech provides services to Immunorizon (including research and development services, corporate management, business development services, accounting services, legal services and others) and Immunorizon reimburses Purple Biotech at the rate of cost plus 3% for these service.

Agreements with Officers

We have entered into employment agreements with each of our executive officers. See “Item 6. Directors, Senior Management and Employees – B. Compensation”.

Directors’ and officers’ exculpation, indemnification and insurance

We have granted exemption and indemnification letters to our officers and directors, and our officers and directors are currently covered by a directors and officers’ liability insurance. See “Item 6. Directors, Senior Management and Employees - C. Board Practices - Exculpation, Insurance and Indemnification of Directors and Officers.”

Consulting Agreement with Mr. Isaac Israel

We engage Mr. Israel to serve as an advisor to the Company in a 50% capacity, commencing on October 10, 2022. Mr. Isaac Israel has served as a director since October 2012 and served as our chief executive officer from October 2012 until July 10, 2022, and his former services agreement with the Company formally terminated on October 10, 2022. As an advisor to the Company, Mr. Israel will actively seek to identify and shall take an active role in the execution of new strategic business initiatives and shall support the Company in its fund-raising activities. The advisory services will be provided for an initial period of 12 months, effective as of October 10, 2022, and will automatically be extended for successive 12-month periods, under the same conditions, as detailed below, unless terminated by either party upon 90 days’ advance notice to the other party (“Engagement Period”). At our annual general meeting held on August 25, 2022, our shareholders approved the payment of the following compensation to Mr. Israel, in consideration for his service as an advisor:

Monthly Fee. A monthly advisory fee in the amount of $6,700 (plus VAT) (excluding out-of-pocket expenses as approved by the Company) (“Monthly Fee”), payable commencing as of January 10, 2023.

Transaction Bonus(es). Commencing as of October 10, 2022, Mr. Israel will be entitled to the following transaction bonuses: (1) For contribution to the achievement of a Strategic Transaction signed during the Engagement Period: (i) in the event of a transaction under clause (A) or (B) below - 1% of the Company value determined for the transaction; or (ii) in the event of a commercial agreement under clause (C) below - 1% of the cash actually received by the Company or the applicable subsidiary, and subject to the restrictions set forth in our Compensation Policy. “Strategic Transaction” means one or more related transactions of either: (A) sale (including an exchange), lease, license or any transfer or disposition of all or substantially all of the Company’s shares or assets; (B) any merger (including, a reverse merger and a reverse triangular merger), reorganization, amalgamation, consolidation or like transaction of the Company with or into another entity in which the holders of the Company’s voting power immediately prior to the consummation of such transaction hold less than 50% of the Company’s voting power or the voting power of the resulting or surviving entity or acquiring company immediately following the consummation of such transaction; or (C) any commercial agreement entered into by the Company or any of its subsidiaries with estimated revenues to the Company or the applicable subsidiary of at least $5 million. (2) For contribution to the achievement of a financing transaction (excluding a financing under the Company’s existing ATM program) closed during the Engagement Period – 1% of the cash actually received by the Company in the applicable financing transaction. In the event of the signing of a Strategic Transaction during the Engagement Period or the closing of a financing transaction (excluding a financing under the Company’s existing ATM program) during the Engagement Period, which does not qualify for the above monetary bonus – Mr. Israel shall be entitled to a transaction bonus equal to four times the Monthly Fee. The total transaction bonus(es) will not exceed an annual amount (during any consecutive 12-month period) of $2,000,000.

Other. The above dollar denominated fees, and all other dollar denominated payments will be paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. The Monthly Fee is subject to adjustment in the event that a general salary increase (“tosefet yoker”) is implemented in Israel due to the increase in the Israel consumer price index, under certain circumstances.

Medical and Clinical Committee Chairman

Dr. Rowinsky, the chairman of our board of directors, serves as the chairman of our medical and clinical committee established in March 2022, for the period commencing on April 1, 2022 and until no later than March 31, 2023, for a monthly fee of $10,000, as approved by our shareholders at our annual general meeting held on August 25, 2022. The medical and clinical committee’s primary responsibilities are to: (i) assist our clinical team in the design, planning and supervision of clinical trials; (ii) support our Head of Clinical and Regulatory Affairs in the medical aspects of clinical trials; (iii) support the Company’s Chief Medical Officer; and (iv) assist in the medical and clinical review of potential new business opportunities.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

From time to time, we may become party to legal proceedings and claims in the ordinary course of business or otherwise.

2015 Motion to Approve a Class Action in Israel

On December 3, 2015, we announced that we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 (the “2015 Motion”) which was filed against us and our directors at the Tel Aviv District Court (Economic Division). The 2015 Motion is with respect to asserted claims for damages to the holders of our securities listed on the Tel Aviv Stock Exchange, arising due to the public offering of our initial public offering of our securities in the U.S. during November 2015. In the 2015 Motion it was claimed that the class the petitioners are seeking to represent includes anyone holding our shares at the start of trading on November 22, 2015 exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof and excluding anyone whose rights to our shares derive from ADS certificates issued in the U.S to such extent as derived therefrom; and any holders of our Series 2 TASE listed warrants as of the start of trading on November 22, 2015, exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof (the “Purported Class”). The total amount claimed from all defendants, if the 2015 Motion is certified as a class action, as set forth in the motion is approximately NIS 16.4 million (approximately $4.6 million). In addition to this amount, the petitioners in the motion are seeking remedies in order to redress discrimination against the Purported Class owing to the dilution caused by the public offering, including the possibility that the Purported Class should be awarded from us amounts reflecting the losses of the Purported Class from a possible price increase in our shares following the announcement of the Phase III clinical trial results.

We announced that we reject the claims asserted in the 2015 Motion and delivered our response to the court, and a preliminary hearing was held by the court on September 12, 2016. At such hearing the court determined that certain claims of the petitioners in connection with alleged personal interests by affiliates of ours in connection with the public offering of our initial public offering of our securities in the U.S. during November 2015 are not part of the grounds for the 2015 Motion and no remedies shall be sought by the petitioners in connection therewith. The parties subsequently filed various motions in connection with discovery. On October 24, 2017, the court issued a ruling to stay proceedings in this matter until January 15, 2018 due to the then-ongoing formal investigation by the Israeli Securities Authority (respectively, the “ISA Investigation” and the “ISA”). This stay was subsequently extended by the court, which ruled that the stay of proceedings shall remain in place pending delivery of a notice to the court by the ISA with respect to an update on the ISA Investigation. At the request of the ISA, this stay was subsequently extended several times by the court. Following approval of an enforcement arrangement in connection with the ISA Investigation, the stay was lifted. On January 7, 2020, a pre-trial proceeding, prior to evidentiary hearing, took place.  On April 27, 2022 the evidentiary hearing took place. On October 10, 2022, the petitioners furnished their summaries, on January 9, 2023, we furnished our summaries and on January 25, 2023, the petitioners furnished their response summaries. Court decision in the 2015 Motion is expected to be given in the near future.

On November 8, 2016, a shareholder of ours submitted a request to the court in connection with the 2015 Motion to be excluded from the Purported Class and claiming to have independent causes of action and claims of approximately NIS 1 million ($284 thousand) (the “Petition to Exclude”). We responded to the court, and, amongst other arguments, we noted that pursuant to the Class Action Lawsuits Law 5766-2006 and the Regulations enacted thereunder, at the current stage of the court proceedings with respect to the 2015 Motion such shareholder cannot petition to be excluded from the Purported Class. The court ordered the shareholder to respond to our response and he has done so. In May 2018, the shareholder filed an independent lawsuit against us in the Haifa Magistrates Court seeking damages of approximately NIS 1.1 million (approximately $313 thousand) and for the purposes of the court fees, the amount claimed was reduced to NIS 750,000 ($213 thousand) (the “Separate Lawsuit”). In August 2018, the Haifa Magistrates Court transferred the Separate Lawsuit to the Tel Aviv Magistrates Court. We are of the view that such shareholder’s claims are identical to the asserted claims for damages in the 2015 Motion, and we notified the court of such and sought a stay of proceedings pending the outcome of the 2015 Motion. A preliminary hearing on our motion to dismiss the Separate Lawsuit and/or stay the proceedings was held in May 2019, at which the court dismissed the claim without prejudice. This shareholder subsequently filed a new separate claim against the Company in the Haifa District Court – Economic Division, which was transferred to the Tel Aviv District Court – Economic Division. In January 2020, the Tel Aviv District Court – Economic Division accepted the Company’s position that the shareholder’s claims are identical to the asserted claims for damages in the 2015 Motion, and entered a stay of proceedings pending the outcome of the 2015 Motion.

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

The remaining motion from the 2017 Motions (the “Surviving Motion”) was filed against us, our executive directors and certain of our present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that we included misleading information in our public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of approximately NIS 29 million (approximately $8.2 million). The court ordered a stay of proceedings due to the then-ongoing ISA Investigation. Following approval of an enforcement arrangement in connection with the ISA Investigation, the stay was lifted. On May 29, 2020 the petitioners in the Surviving Motion filed an amended lawsuit and motion to approve the lawsuit as a class action. On November 15, 2020, the respondents filed their responses to the amended motion to approve the lawsuit as a class action. Following the submission of these responses, and as suggested by the court, the parties attended mediation, but without success. The plaintiffs then filed a motion to submit a new expert opinion as a response to the respondents’ claims. The court approved the motion on January 3, 2022. On April 7, 2022 the plaintiffs provided their answer to the respondents’ responses, which included a new opinion. Evidentiary hearings took place on November 13, 2022, November 20, 2022 and November 22, 2022. The plaintiffs must furnish their summaries no later than April 17, 2023, and the respondents must furnish their summaries 90 days thereafter.

The company rejects the claims in the Surviving Motion. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the Surviving Motion as to the probability of success or the scope of potential exposure, if any.

BIRAD Lawsuit

On December 21, 2020, the University and BIRAD filed a statement of claim in the Tel Aviv District Court against TyrNovo, one of its officers and others. In the claim, the petitioners alleged that the University is the rightful owner of one of the patents owned by TyrNovo. The invention underlying the patent application is based on experiments which were performed under a services agreement between BIRAD and TyrNovo. The main remedy sought by the petitioners was a declaratory relief under which the University would be declared the owner of such patent. On May 16, 2022, the Tel Aviv District Court fully dismissed the lawsuit with prejudice, based on a mediation arrangement entered into among TyrNovo, all other defendants in the BIRAD Lawsuit, the University and BIRAD. Under the terms of such mediation arrangement, TyrNovo retains ownership of its patent and other intellectual property rights as stipulated in the services agreement between BIRAD and TyrNovo.

Atzmon Claim

On November 17, 2022, Fidelity Venture Capital Ltd., a private Israeli company (“Fidelity VC”) and Mr. Dror Atzmon, an Israeli resident and citizen believed to be the sole shareholder of Fidelity VC (Mr. Atzmon, together with Fidelity VC, the “Atzmon Plaintiffs”), filed a statement of claim in the Economic Division of the Tel Aviv District Court (the “Atzmon Claim”) against the Company and a number of other defendants, including our former chief executive officer. The Atzmon Plaintiffs are seeking damages for approximately NIS 9 million (approximately $2.56 million) in connection with various claims relating to alleged contractual breaches and torts arising from an alleged contractual undertaking for the Company to engage the Atzmon Plaintiffs to provide advisory services to the Company following our initial public offering in the United States and listing on NASDAQ in November 2015. We were served with the statement of claim on January 22, 2023, and may serve our statement of defense within 60 days thereafter. We reject all the claims presented in the Atzmon Claim. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the probability of success or the scope of potential exposure, if any, of the Atzmon Claim.

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

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2022.

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

Securities Registers

Our registration company for our shares is the Registration Company of United Mizrahi Bank Ltd., and its address is 7 Jabotinsky St., Ramat Gan, Israel.

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

According to the Companies Law and the regulations promulgated thereunder, as applicable to Purple Biotech, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date no more than 40, but no less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting shall be given prior to the record date.

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

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed by the holder of the ADSs or as described in the following sentence. If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all matters to be voted upon, unless we notify the depositary that:

●	we do not wish to receive a discretionary proxy;

●	there is substantial shareholder opposition to the particular matter; or

●	the particular matter materially and adversely affects the rights of our shareholders.

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

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we undertook to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

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

Exclusive Forum for Shareholder Litigation

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the Tel Aviv District Court (Economic Division in the State of Israel (or, if the Tel Aviv District Court does not have jurisdiction, and no other Israeli court has jurisdiction, the federal district court for the District of New York) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, and (3) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. In addition, unless we consent in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert claims in the courts of the State of Israel with respect to any causes of action arising under the Securities Act of 1933, the federal district courts of the United States for the District of New York shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to these provisions. This forum selection provision will limit shareholders’ choice in selecting a judicial forum for disputes with us that it finds favorable or convenient and may have the effect of discouraging lawsuits against us or our directors and officers.

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

In consideration of the transfer of the FameWave shares to us and the other obligations set forth in the Acquisition Agreement, the aggregate purchase price paid by us for 100% of FameWave shares consisted of the issuance by us to the FameWave Shareholders, and, on behalf of FameWave, to (i) THM, and (ii) the lenders with outstanding balances under the certain Convertible Loan Agreement dated February 13, 2018, their respective share, as set forth in the allocation table provided to us prior to closing of the transaction, of (a) 807,561 of our ADSs (equal to $9,933,000 divided by $12.30), and such ADSs with aggregate value of $9,933,000 served as the total consideration for 100% of the fully diluted share capital of FameWave, and was allocated among all selling FameWave shareholders, lenders under the Convertible Loan Agreement, THM, and any other persons with equity based rights in FameWave and/or rights to receive consideration from an exit transaction of FameWave or any other type of FameWave reorganization, and (b) Warrants to purchase 403,781 additional ADSs, with an exercise price equal to $19.80 per ADS of Purple Biotech, and with a term of exercise of four years beginning on the date of issuance, and subject to other terms and conditions as set forth herein and in the warrant agreements, the form of which is attached to the Acquisition Agreement.

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

Immunorizon Acquisition

The following is a summary of the material terms of the Immunorizon Share Purchase Agreement dated February 1, 2023 (the “Share Purchase Agreement”). A copy of the Share Purchase Agreement, including certain ancillary agreements which were entered into in connection with the transactions contemplated by the Share Purchase Agreement, are attached as exhibits to this Annual Report on Form 20-F. The summary of the material terms of the Share Purchase Agreement (including any of its ancillary agreements) below and elsewhere in this Annual Report on Form 20-F is qualified in its entirety by reference to the Share Purchase Agreement and/or the applicable ancillary agreement. This summary may not contain all of the information about the Share Purchase Agreement and/or any applicable ancillary that is important to you. We urge you to read carefully the Share Purchase Agreement (including any of its ancillary agreements) in its entirety as these are the legal documents governing the transactions.

Share Purchase Agreement

On February 1, 2023, we entered into the Share Purchase Agreement, pursuant to which we acquired 100% of the issued and outstanding shareholdings from the shareholders of Immunorizon Ltd. and Immunorizon became a wholly-owned subsidiary of the Company.

In consideration for the transfer of 100% of Immunorizon’s shares to us and the other obligations set forth in the Share Purchase Agreement, we paid an aggregate purchase price consisting of an aggregate upfront payment of $3.5 million in cash and an aggregate $3.5 million in ADSs, at a price per ADS equal to the NASDAQ volume-weighted average price of our ADSs for the 60-day period preceding the execution date of the agreement the (“PPS”). Additional long-term milestones are set at an aggregate amount of $94 million, with royalties out of net sales. Those long-term milestones include (i) development milestones consisting of pre-clinical and clinical milestones, (ii) regulatory milestones and (iii) sales milestones. The accumulated transaction payments, excluding the upfront payment, will not exceed $100 million.

The ADSs were issued to certain major shareholders of Immunorizon (the “Major Selling Shareholders”) and are subject to a three-month lock-up period, and we undertook to file a resale registration statement with the SEC to register the ADSs for resale following the lock-up period, as further described below (see “Lock-Up and Registration Rights Agreement”).

In the event that during one year following the closing of the Share Purchase Agreement, the Company enters into an agreement or makes a filing pursuant to which it issues ADSs or other equity securities in a financing transaction (other than under its ATM program used for an accumulated amount of up to $2,000,000 worth of ADSs sold during any 90 days period following the closing of the Share Purchase Agreement, a non-cash transaction or a strategic transaction such as strategic joint venture, pre-clinical or clinical collaboration), at a price per ADS lower than the PPS (such new price, the “New PPS”) (a “Dilutive Event”), and at such time a Major Selling Shareholder still holds any ADSs issued to it under the Share Purchase Agreement, the Company shall issue such Major Selling Shareholder additional ADSs (“Additional ADSs”) equal to: (i) (A) the number of such ADSs held by such Major Selling Shareholder at such time, multiplied by (B) the PPS divided by (C) the New PPS, minus (ii) the number of such ADSs held by such Major Selling Shareholder at such time. Such protection shall only be provided once.

Lock-Up and Registration Rights Agreement

At the closing of the transactions contemplated by the Share Purchase Agreement, we entered into a Lock-Up and Registration Rights Agreement (the “Lock-Up and Registration Rights Agreement”) with the Major Selling Shareholders under which we undertook to file, by no later than 45 days following the closing of the Share Purchase Agreement, a registration statement on Form F-3 with the SEC (the “Registration Statement”) registering the resale of the ADSs issued to the Major Selling Shareholders upon the closing of the Share Purchase Agreement and any Additional ADSs issued thereafter (if any). We undertook to use commercially reasonable efforts to keep the resale Registration Statement effective for at least 24 months from the date of the Lock-Up and Registration Rights Agreement (or such shorter period as will terminate when the Major Selling Shareholders cease to hold the ADSs or all of our securities covered by the Registration Statement have been sold or withdrawn).

In addition, the Major Selling Shareholders agreed not to, directly or indirectly, in any single transaction or series of related transactions, transfer any of the ADSs issued at the closing of the Share Purchase Agreement during the three-month period following the closing of the Share Purchase Agreement without the prior written consent of the Company (subject to limited exceptions).

Irrevocable Proxy and Undertaking

At the closing of the transaction, each of the Major Selling Shareholders executed an Irrevocable Proxy and Undertaking appointing any member of our board of director (the “Proxy”) to vote the ADSs issued to it at the closing of the Share Purchase Agreement and any Additional ADSs issued to it in connection with a Dilutive Event (if any), at any and all Company shareholder meetings in accordance with the voting recommendations of our board of directors. In addition, each Major Shareholder undertook that to the extent that the Proxy is not able to instruct the depositary for our ADSs to exercise the voting rights of the Major Selling Shareholder with respect to its ADSs, it shall, upon the written instructions of the Proxy, promptly deliver instructions to the depositary as to the exercise of the voting rights pertaining to its ADSs in accordance with the voting recommendations of our board of directors. Each Irrevocable Proxy and Undertaking shall terminate, with respect to a Major Selling Shareholder, upon the transfer or sale for consideration of all ADSs held by such Major Selling Shareholder to any person or entity that is not an affiliate thereof.

Distribution Agreement with Coeptis

In early January 2019, we entered into an exclusive marketing and distribution agreement with Coeptis for the commercialization of Consensi in the U.S. market. The agreement provided for total milestone payments from Coeptis of $3.5 million, of which we received the initial $1 million milestone concurrent with finalization of the agreement, a $1.5 reimbursement payment upon completion of an agreed CMC plan. In addition, the agreement entitled us to 60% of Coeptis’ net profit on Consensi sales until such time as we have received $13 million in such profit distributions, following which we would then be entitled to 40% of Coeptis’ net profit on all subsequent Consensi sales. In October 2019, we amended the agreement with Coeptis. Under the terms of the amended agreement, we were entitled to receive 20% in royalties on net sales of Consensi with minimum royalties of $4.5M over three years. In addition, we were entitled to receive up to $99.5 million in milestone and reimbursement payments, of which $3.5 million was already received and $96 million was subject to certain pre-defined commercial milestones. The agreement was for a term of 15 years and could be extended for additional two-year terms, and included customary provisions, as well as certain residual rights and obligations of the parties, following termination.

In October 2021, we and Coeptis agreed to terminate the distribution agreement and entered into a settlement agreement (the “Settlement Agreement”). In accordance with the Settlement Agreement, Coeptis transferred its remaining inventory of Consensi to the Company and in settlement of Coeptis’ outstanding obligations under the distribution agreement, issued to the Company a convertible note (the “Note”) in the amount of $1.5 million payable on or before March 2023 (the “Maturity Date”), bearing interest of 5% per annum, which may be converted in whole or in part at any time by the Company into Coeptis shares. The conversion price was set at $5 per share, subject to certain adjustments, under such terms and conditions as agreed between the parties and set forth in the Note, however, the conversion price was reduced to $3 Under the Addendum referred to below. Coeptis may prepay the principal amount of the Note plus accrued and unpaid interest at any time prior to the Maturity Date. Coeptis also granted to the Company a warrant, exercisable for a period of three years, to purchase a number of Coeptis shares as set forth therein, with an exercise price that is the same as the conversion price as determined under the Note.

In October 2022, Coeptis announced the completion of its business combination with Bull Horn Holdings Corp., a special purpose acquisition company (“Bull Horn” and the “Merger”). The combined company has been renamed “Coeptis Therapeutics Holdings, Inc.” and its public shares began trading on the Nasdaq Global Market. In October 2022, in connection with the consummation of the Merger, we and Coeptis signed an addendum to the Note (the “Addendum”) according to which, the Note will remain outstanding following the Merger and shall become an obligation of Bull Horn in accordance with its terms, so that (i) it will automatically become convertible into shares of common stock of Bull Horn instead of shares of common stock of Coeptis, (ii) the number of shares of common stock issuable upon conversion of the Note and the related exercise price will reflect adjustments based on the same exchange ratio of the Coeptis shareholders in connection with the exchange of their shares of Coeptis common stock for shares of common stock in Bull Horn in connection with the Merger, and (iii) section 13(b) of the Note (‘Registration Rights’) will be read to apply to any future public offering of Bull Horn’s common stock. Under the Addendum, Coeptis acknowledged that it consummated a Qualified Offering and that the price per share in such Qualified Offering is $3 per common stock, which led to reduction of the conversion price under the Note to $3.

Rentschler Biopharma Manufacturing Agreement

In March 2020, we have entered into a master development services agreement with Rentschler in Germany, pursuant to which Rentschler shall manufacture CM24 batches for clinical studies for a total amount of $6.4 million over a period of two years. Rentschler has manufactured and provided two initial batches, and it is expected to manufacture additional batches future for our ongoing clinical trial. The manufacturing agreement contains various customary representations, warranties, indemnity, and intellectual property provisions.

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

The tax rate applicable to capital gains derived from the sale of the ordinary shares or ADSs, whether listed on a stock market or not, is marginal tax rate according to section 121 of the Israeli Income Tax Ordinance but up to 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate as specified in section 126 of the Ordinance on capital gains derived from the sale of shares.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income which is 23% for corporations, and a marginal tax rate of up to 47% for individuals.

Notwithstanding the foregoing, real capital gains generated from the sale of our Ordinary Shares or ADSs by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Ordinary Shares or ADSs were purchased upon or after the registration of the Ordinary Shares or ADSs on a non-Israeli stock exchange (NASDAQ); and (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) hold more than 25% or more means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the income or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the Ordinary Shares or ADSs are deemed to be business income.

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 647,640 for 2021, NIS 663,240 for 2022 and NIS 698,280 for 2023), linked to the Israeli Consumer Price Index), will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

Persons considering an investment in our ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

Passive Foreign Investment Company Consequences

We likely were classified as a Passive Foreign Investment Company (PFIC) for the 2022 tax year and we may be classified as a PFIC for the 2023 tax year. If we are indeed so classified for 2022 or in any other taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

 If we are a PFIC and a U.S. Holder makes a Qualified Electing Fund Election under Section 1295 of the Code (“QEF Election”) for the first tax year in which its holding period of its ADSs begins, such U.S. Holder generally will not be subject to the PFIC rules discussed above with respect to its ADSs. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the ADSs to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of ADSs.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the U.S. Holder’s holding period for the ADSs in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that, for each tax year that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements or make available to U.S. Holders a PFIC Annual Information Statement or any other information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which are examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. In addition, in accordance with the NASDAQ Listing Rules, as a foreign private issuer we are required to submit on a Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. We have also undertaken under the Sales Agreement for our ATM program to submit to the SEC, on Form 6-K, an interim balance sheet and income statement as of the end of the first and/or third quarters of each fiscal year if we shall desire to sell ADSs pursuant to the Sales Agreement during certain time periods.

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

Risk of Interest Rate Fluctuation and Credit Exposure Risk

We do not anticipate undertaking any significant long-term borrowings. At present, our credit and interest risk arise from cash and cash equivalents, deposits with banks as well as accounts receivable. A substantial portion of our liquid instruments is invested in short-term deposits with Bank Leumi le-Israel Ltd. and Bank Mizrachi-Tefachot, major Israeli banking institutions, as well as with Valley Bank, NY, USA.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the NIS and other currencies. Although the U.S. dollar is our functional currency and reporting currency, a portion of our expenses are denominated in NIS. Our NIS expenses consist principally of payments to employees or service providers, rent and short-term investments in NIS. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. If the U.S. dollar fluctuates significantly against the NIS, it may have a negative impact on our results of operations. We manage our foreign exchange risk by aligning the currencies for holding short term investments with the currencies of expected expenses, based on our expected cash flows. Furthermore, we manage this risk by hedging our monthly salary expenses denominated in NIS.

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

Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate as of December 31, 2022:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	19	48	960	(48)	(19)
Other current assets	17	42	841	(42)	(17)
Accounts payable	(4)	(10)	(205)	10	4
Other payables	(33)	(83)	(1,668)	83	33
Post employment benefit liabilities	(3)	(7)	(145)	7	3
Total income (loss)	(4)	(10)		10	4

Set forth below is a sensitivity test to possible changes in U.S. dollars/Euro exchange rate as of December 31, 2022:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	45	112	2,246	(112)	(45)
Accounts payable	(20)	(49)	(979)	49	20
Other payables	(4)	(10)	(207)	10	4
Total income (loss)	21	53		(53)	(21)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Our management, including the chief executive officer and chief financial officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that as of December 31, 2022 our internal control over financial reporting was effective.

Notwithstanding the foregoing, there can be no assurance that our controls and procedures will detect or uncover all failures in our controls over measurement and disclosure in our financial statements or detect instances of fraud, if any.

(c) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the approximate total compensation that was expensed by the Company and its subsidiaries to the Auditor, for each of the years ended December 31, 2022 and 2021:

	2022	2021
	(in thousands of U.S. dollars)
Audit fees (1)	145	154
Audit-Related fees (2)	-	-
Tax fees (3)	10	13
Other fees (4)	-	-
Total	155	167

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, fees related to our public offerings and registration statements, and consultation concerning financial accounting and reporting standards.

(2)	Fees for services provided in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under “Audit Fees”.

(3)	Tax fees relate to services provided regarding tax compliance.

(4)	Other fees are for services provided in each of the last two fiscal years for products and services provided by the principal accountant other than as disclosed above.

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

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law, and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board of Directors as required under the NASDAQ Listing Rules.

●	Quorum of Shareholder Meetings. Under the NASDAQ Listing rules, the minimum quorum required for an ordinary meeting of shareholders consists of 33 1/3% of the issued share capital. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for a meeting of our shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

●	Nominations Committee and Nominations of our Directors. Under Israeli law and our amended articles of association, our directors are not required to be selected, or recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors, as required by the NASDAQ Listing Rules. With the exception of directors elected by our Board of Directors due to vacancy, our directors are elected by an annual general meeting of our shareholders to hold office until the next annual meeting following three years from his or her election. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our amended and restated articles of association and under the Companies Law. However, in September 2020, we established a non-independent nominations committee whose role is (among other things) to identify and recommend to our board of directors for selection, director nominees, consistent with criteria approved by the board of directors. While our Board of Directors elected to rely on the “foreign private issuer exemption” with respect to the composition of our nominations committee and the nominations of directors, and determined that our nominations committee need not be composed solely of independent directors (within the meaning of Nasdaq Listing Rules), our nominations committee currently consists solely of independent directors.

Except as stated above, we currently comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ Listing Rules related to corporate governance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements as of December 31, 2022 and 2021 and for the three-year period ended December 31, 2022, beginning on page F-1.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed in the index of exhibits below:

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Registrant (originally filed as Exhibit 99.3 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto)
1.2	Amended and Restated Articles of Association of the Registrant (originally filed as Exhibit 99.2 to the Registrant’s Form 6-K furnished to with the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto)
2.1	Description of Share Capital (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 9, 2022).
2.2	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
2.3	Form of American Depositary Receipt (incorporated by reference to prospectus filed with the Securities and Exchange Commission on August 14, 2020)
2.4	Stock Purchase Agreement, dated January 12, 2017, by and between the Registrant and Goldman Hirsh Partners Ltd. (incorporated by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
2.5	Stock Purchase Agreement, dated October 3, 2017, by and among the Registrant, Certain Stockholders of TyrNovo Ltd. and the Stockholders’ Representative (incorporated by reference to Exhibit 2.13 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 5, 2018)
2.6	Form of Warrant issued to purchasers in the June 2018 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.7	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.8	Form of Warrant issued to purchasers in the January 2019 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.9	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.10	Form of Warrant, dated January 7, 2020, between Purple Biotech Ltd. issued to former FameWave shareholders (incorporated by reference to Exhibit 4.18 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.11	Form of Ordinary Warrant issued to purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.19 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.12	Form of Pre-funded Warrant issued to purchasers in the March 2020 public offering (incorporated by reference to Exhibit 4.20 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.13	Form of Placement Agent Warrant issued to Placement Agent in the March 2020 public offering (incorporated by reference to Exhibit 4.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.14	Form of Warrant issued to investors in the April 2020 private placement (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
2.15	Form of Placement Agent Warrant issued to Placement Agent in the April 2020 private placement (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
2.16	Form of Warrant issued to investors in the May 2020 private placement (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
2.17	Form of Placement Agent Warrant issued to Placement Agent in the May 2020 public offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
2.18	Form of Warrant issued to purchasers in the June 2020 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
2.19	Form of Placement Agent Warrant issued to Placement Agent in the June 2020 public offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K/A furnished to the Securities and Exchange Commission on June 29, 2020)

4.1	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015)
4.2	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
4.3	Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 9, 2022)
4.4	Form of Share Purchase Agreement between Purple Biotech and the purchasers (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 29, 2016)
4.5*	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.6*	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.7*	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.8	Form of Securities Purchase Agreement dated as of July 11, 2017 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 14, 2017)
4.9	Purple Biotech Ltd. Office Holder Compensation Policy approved the shareholders on August 6, 2020 (incorporated by reference to Exhibit A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-k furnished to the Securities and Exchange Commission on July 2, 2020)
4.10	Form of Securities Purchase Agreement dated as of June 1, 2018 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
4.11	Form of Securities Purchase Agreement dated as of January 16, 2019 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
4.12**	Stock Purchase Agreement by and among Purple Biotech Ltd., The Stockholders of FameWave Ltd. and M. Arkin (1999) Ltd. dated as of March 14, 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on April 3, 2019)
4.13	English Translation of Enforcement Arrangement entered into by and amongst the Israel Securities Authority, Purple Biotech Ltd., Isaac Israel, Paul Waymack, and Simcha Rock (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on August 13, 2019)
4.14	Amendment dated August 16, 2019 to the Stock Purchase Agreement by and among Purple Biotech Ltd., The Stockholders of FameWave Ltd. and M. Arkin (1999) Ltd. dated as of March 14, 2019 (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 16, 2019)
4.15	Form of Securities Purchase Agreement dated as of March 12, 2020 by and between the Registrant and the purchasers in the March 2020 public offering (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
4.16**	Amended and Restated License effective as of the 25th day of May, 2010 by and between: Tel Hashomer - Medical Research, Infrastructure and Services LTD and Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.17**	First Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)

4.18	Second Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.19	Assignment and Assumption Agreement effective as of March 21, 2019, between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd., FameWave Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.20**	Master Development Services Agreement between FameWave Ltd., and Rentschler Biopharma SE executed on March 17, 2020 (incorporated by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.21	Form of Warrant Exercise Agreement, dated as of April 19, 2020, entered into between the Registrant and the warrant holders in the April 2020 private placement (incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
4.22	Form of Securities Purchase Agreement dated as of May 6, 2020 by and between the Registrant and the purchasers in the May 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
4.23	Form of Securities Purchase Agreement dated as of June 23, 2020 by and between the Registrant and the purchasers in the June 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
4.24	Open Market Sale AgreementSM, dated as of June 9, 2021, by and between the Company and Jefferies LLC (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 9, 2021)
4.25**	Share Purchase Agreement by and among Purple Biotech Ltd., the Shareholders of Immunorizon Ltd. and M. Arkin (1999) Ltd. dated as of February 1, 2023
8.1	List of subsidiaries of the Registrant
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Confidential treatment granted with respect to portions of this Exhibit.

**	Portions of this exhibit has been redacted because it is both not material and is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

PURPLE BIOTECH LTD.

	By:	/s/ Gil Efron
		Name:	Gil Efron
		Title:	Chief Executive Officer

	By:	/s/ Lior Fhima
		Name:	Lior Fhima
		Title:	Chief Financial Officer
Date: March 3, 2023

Purple Biotech Ltd.

Consolidated Financial Statements as at December 31, 2022

Purple Biotech Ltd.

Consolidated Financial Statements

As of December 31, 2022

In U.S. Dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Purple Biotech Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Purple Biotech Ltd. and its subsidiaries (hereinafter – “the Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and other comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes (collectively, “the consolidated financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Fair value of intangible assets

As discussed in Notes 3D and 5 to the consolidated financial statements, intangible assets, consisting of in-process research and development (IPR&D), were USD 20,684 thousand as of December 31, 2022. IPR&D is related to the TyrNovo and FameWave acquisitions completed in prior years. The Company tests its intangible assets for impairment on an annual basis, or more frequently if there are indications of impairment.

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

Tel-Aviv, Israel

March 2, 2023

Purple Biotech Ltd.

Consolidated Statements of Financial Position as of December 31,

		2022	2021
	Note	USD thousands	USD thousands

Assets
Cash and cash equivalents	6, 19A	15,030	10,890
Short term deposits	19A	16,652	36,310
Other investments	19B	431	-
Other current assets	8	1,143	1,273

Total current assets		33,256	48,473

Non-current assets
Other investment	19B	-	187
Right to use assets	7	467	619
Fixed assets, net		215	277
Long term deposits		-	160
Intangible assets	5	20,684	20,482

Total non - current assets		21,366	21,725

Total assets		54,622	70,198

Liabilities
Current maturity of lease liabilities	7	194	199
Trade payable		2,132	1,473
Other payables	9	4,732	2,578

Total current liabilities		7,058	4,250

Non-current liabilities

Lease liability	7	321	550

Post-employment benefit liabilities	18	145	292

Total non - current liabilities		466	842

Equity

Share capital, no par value		-	-
Share premium	10	126,407	123,951
Receipts on account of warrants	10	28,017	28,017
Capital reserve for share-based payments	11	10,164	8,862
Capital reserve from transactions with related parties		761	761
Capital reserve from hedging		(6)	-
Capital reserve from transactions with non- controlling interest		(859)	(859)
Accumulated deficit		(117,573)	(95,905)

Equity attributable to owners of the Company		46,911	64,827
Non-controlling interests		187	279
Total equity		47,098	65,106

Total liabilities and equity		54,622	70,198

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Other Comprehensive Loss

		For the year ended December 31
		2022	2021	2020
	Note	USD thousands	USD thousands	USD thousands
Research and development expenses	14	16,320	11,827	7,238
Sales, general and administrative expenses	15	6,283	6,107	6,001

Operating Loss		22,603	17,934	13,239

Expenses on account of warrants	16A	-	-	15,655
Finance expenses	16B	67	212	61
Finance income	16B	(910)	(320)	(254)
Finance expenses (income), net		(843)	(108)	15,462

Loss for the year from continuing operations		21,760	17,826	28,701

Loss (profit) from discontinued operation	4	-	642	(627)
Loss for the year		21,760	18,468	28,074

Other Comprehensive Loss:
Items that will be transferred to profit or loss:
Loss from cash flow hedges		6	-	-
Total comprehensive loss for the year		21,766	18,468	28,074

Loss attributable to:
Owners of the Company		21,668	18,384	27,999
Non-controlling interests		92	84	75
		21,760	18,468	28,074

Total comprehensive loss attributable to
Owners of the Company		21,674	18,384	27,999
Non-controlling interests		92	84	75
		21,766	18,468	28,074

Loss per share data

Continuing operations
Basic & diluted loss per ADS - USD		1.20	1.01	2.50

Number of ADSs used in calculating basic & diluted loss per ADS		18,081,087	17,568,036	11,500,113
Discontinued operation
Basic & diluted loss (profit) per ADS – USD		-	0.04	(0.05)
Number of ADSs used in calculation		-	17,568,036	11,500,113

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from hedging	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2022	-	123,951	28,017	8,862	-	761	(859)	(95,905)	64,827	279	65,106
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	1,346	-	-	-	-	-	-	1,346	-	1,346
Share-based payments	-	1,110	-	1,302	-	-	-	-	2,412	-	2,412

Total transactions with owners of the Company		2,456	-	1,302		-	-	-	3,758		3,758
Loss for the year	-	-	-	-	-	-	-	(21,668)	(21,668)	(92)	(21,760)

Other comprehensive loss for the period					(6)				(6)		(6)
Balance as of December 31, 2022	-	126,407	28,017	10,164	(6)	761	(859)	(117,573)	46,911	187	47,098

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
	USD thousands
Balance as of January 1, 2021	-	118,909	29,984	8,115	761	(859)	(77,521)	79,389	363	79,752
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	540	-	-	-	-	-	540	-	540
Exercise of warrants	-	3,167	(1,967)	-	-	-	-	1,200	-	1,200
Share-based payments	-	1,335	-	747	-	-	-	2,082	-	2,082

Total transactions with owners of the Company		5,042	(1,967)	747	-	-	-	3,822		3,822
Loss for the year	-	-	-	-	-	-	(18,384)	(18,384)	(84)	(18,468)

Balance as of December 31, 2021	-	123,951	28,017	8,862	761	(859)	(95,905)	64,827	279	65,106

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
	USD thousands
Balance as of January 1, 2020	-	46,986	9,874	3,181	761	(859)	(49,522)	10,421	438	10,859
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	21,200	14,825	2,723	-	-	-	38,748	-	38,748
Exercise of warrants	-	38,013	(23,780)	455	-	-	-	14,688	-	14,688
Share-based payments	-	889	-	1,756	-	-	-	2,645	-	2,645
Transfer of derivative instrument from liability to equity (see Note 10D)	-	-	27,386	-	-	-	-	27,386	-	27,386
ADS and warrants issued in connection with the purchase of a subsidiary (see Note 5B)	-	11,821	1,679	-	-	-	-	13,500	-	13,500

Total transactions with owners of the Company		71,923	20,110	4,934	-	-	-	96,967		96,967
Loss for the year	-	-	-	-	-	-	(27,999)	(27,999)	(75)	(28,074)

Balance as of December 31, 2020	-	118,909	29,984	8,115	761	(859)	(77,521)	79,389	363	79,752

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the year ended December 31,

	2022	2021	2020
	USD thousands

Cash flows from operating activities from continuing operation:
Loss for the year from continuing operation	(21,760)	(17,826)	(28,701)

Adjustments:
Depreciation	201	231	235
Finance expenses (income), net	(843)	(108)	15,462
Share-based payments	2,412	2,082	2,645

	(19,990)	(15,621)	(10,359)

Changes in assets and liabilities:
Changes in trade receivables and other current assets	313	(316)	(492)
Changes in accounts payable	799	399	(2,355)
Changes in other payables	2,132	634	(571)
Changes in post-employment benefit liabilities	11	27	(20)
	3,255	744	(3,438)
Net cash used in operating activities from continuing operation	(16,735)	(14,877)	(13,797)

Cash flows from investing activities from continuing operation:
Cash assumed as part of acquisition of FameWave	-	-	69
Acquisition of intangible asset	(202)	-	-
Decrease (increase) in short term deposits	19,658	10,248	(46,548)
Decrease (increase) in long term deposits	160	2,914	(3,071)
Interest received	324	359	110
Acquisition of fixed assets	(26)	(115)	(156)
Net cash provided by (used in) investing activities from continuing operation	19,914	13,406	(49,595)

Cash flows from financing activities from continuing operation:
Proceeds from issuance of ADSs	1,498	564	27,925
ADS issuance expenses paid	(152)	(24)	(2,074)
Proceeds from issuance of warrants	-	-	26,574
Warrants issuance expenses paid	-	-	(3,281)
Proceeds from exercise of warrant	-	1,200	19,547
Repayment of lease liability	(165)	(153)	(179)
Interest paid	(67)	(75)	(24)
Net cash provided by financing activities from continuing operation	1,114	1,512	68,488

	2022	2021	2020
	USD thousands

Cash flows in respect of discontinued operation as follows:

Net cash from operating activities	-	(374)	1,705
Net cash from investing activities	-	-	-
Net cash from financing activities	-	-	-

Net cash provided by (used in) discontinued operation	-	(374)	1,705

Net increase (decrease) in cash and cash equivalents	4,293	(333)	6,801
Cash and cash equivalents at the beginning of the year	10,890	11,247	4,385
Effect of translation adjustments on cash and cash equivalents	(153)	(24)	61
Cash and cash equivalents at end of the year	15,030	10,890	11,247

Non- Cash activities:
Reclassification of non-tradable derivatives until registered for trading	-	-	27,386

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Note 1 - General

Reporting entity

A.	Purple Biotech Ltd. (hereinafter: the “Company” or “Purple”) is a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance. The Company focused on Oncology, which includes NT219, a therapeutic candidate which is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3 and CM24 a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways.

The Company was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July 2013, the Company acquired shares of Kitov Pharma Ltd. from its shareholders, in exchange for the Company’s shares. In December 2020 the Company changed its name from Kitov Pharma Ltd. to Purple Biotech Ltd..

B.	The Company’s securities (American Depository Shares (“ADS”)) were listed for trading on the NASDAQ in November 2015 (including a Series A warrant that expired in November 2020). Each ADS represents 10 ordinary shares with no par value following a reverse split in effect from August 23, 2020 (see Note 10A). Each 10 warrants enable the purchase of 1 ADS.

The Company’s address is 4 Oppenheimer St., Science Park Rehovot 7670104 Israel.

C.	In January 2017, the Company acquired the majority of shares of TyrNovo Ltd. (hereinafter: “TyrNovo”). During 2018, the Company acquired additional shares of TyrNovo from various minority shareholders, see also Note 5A.

In January 2020, the Company acquired 100% of FameWave Ltd. (hereinafter “FameWave”), see also Note 5B.

In October 28, 2021, the Company established a fully owned subsidiary Purple Biotech GmbH (hereinafter “Purple GmbH”).

The Company together with TyrNovo, FameWave and Purple GmbH are referred to, in these consolidated financial statements, as “the Group”.

D.	Since incorporation through December 31, 2022, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 117.6 million. The Group has financed its operations mainly through private and public financing rounds. Through December 31, 2022, the Company raised a total of USD 95.8 million net of issuance expenses (excluding exercise of warrants), see also Note 10.

E.	In February 2023, the Company acquired Immunorizon Ltd. a privately held company and its portfolio of Tri-Specific antibodies for the treatment of cancer, see also note 20.

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

These consolidated financial statements were approved by the board of directors on March 3, 2023.

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

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Consolidated Financial Statements (Cont’d)

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

Estimate	Principal assumptions	Possible effects	Reference

Assessment of probability of contingent liabilities	Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees	Reversal or creation of a provision for a claim	For information on the Company’s exposure to claims see Note 13B regarding contingent liabilities

Recoverability of intangible assets	The discounted cash flows method includes assumptions such as future expenses, future revenues, success rates (in respect of transition between phases of the R&D of the clinical trials until reaching regulatory approval and marketing) and discount rate.	Impairment of the in-process research and development in profit or loss	See Note 5 regarding Intangible assets

Determination of fair value

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. The Group’s management regularly reviews significant unobservable inputs and valuation adjustments, including obtaining valuations prepared by third parties and assessing the evidence to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When determining the fair value of an asset or liability, the Group uses market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

-	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly.

-	Level 3: inputs that are not based on observable market data (unobservable inputs).

Further information about the assumptions made in measuring fair value of share-based payments, intangible assets and financial instruments are included in Note 11, Note 5 and Note 19, respectively.

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

Data on exchange rates are as follows:

Representative
exchange rate of USD
(NIS/USD 1)
Date of consolidated financial statements:
December 31, 2022	3.519
December 31, 2021	3.110
December 31, 2020	3.215

%
Changes in exchange rates for the year ended:
December 31, 2022	13
December 31, 2021	(3)
December 31, 2020	(7)

Note 3 - Significant Accounting Policies

The accounting policies set out below have been consistently applied for all periods presented in these consolidated financial statements:

A.	Basis of consolidation

1.	Acquisition of Subsidiaries

Upon acquisition of subsidiaries, the Company evaluates whether the acquisition is considered a business acquisition or an acquisition of an asset (or group of assets). If the Company reaches the conclusion that the subsidiary acquired is a considered a business, it accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. If the acquired subsidiary is not considered a business, the Company accounts for the acquisition as a purchase of assets. As of December 31, 2022, the two acquisitions made by the Company were determined to be an acquisition of assets, see Note 5.

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

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquire, on a transaction-by-transaction basis.

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

Initial recognition and measurement of financial assets

The Group initially recognizes debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

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

3.	Derivative financial instruments including hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency.

Hedge accounting

The Group designates certain derivatives as hedging instruments in order to hedge changes in cash flows that relate to highly probable forecasted transactions, and which derive from changes in foreign currency exchange rates.

At the inception of the hedging relationship the Group documents its risk management objective and its hedging strategy. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and the hedging instrument are expected to offset each other.

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

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

Cash flow hedges

When a derivative instrument is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly within a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

The amounts accumulated in the hedging reserve are reclassified to profit or loss in the same period, or periods, in which the hedged forecasted future cash flows affect profit or loss.

If the hedge no longer qualifies as an accounting hedge, or the hedging instrument is sold, expires, is terminated or exercised, hedge accounting is discontinued on a prospective basis. When hedge accounting is discontinued, the amounts accumulated in the past in the hedging reserve remain in the reserve, until such time as they are reclassified to profit or loss in the period, or periods, in which the hedged forecasted future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, the amounts accumulated in the past in the hedging reserve are immediately reclassified to profit or loss.

Derivatives that do not serve hedging purposes

The changes in fair value of these derivatives are recognized in profit or loss, as financing income or expense. The fair value of these derivatives is based on an evaluation and classified as level 3.

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

5.	Issuance of parcel of securities

The consideration received from the issuance of parcel of securities is attributed initially to financial liabilities that are measured each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value. The remaining amount is allocated to equity.

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

Development activities involves research for new or substantially improved drug candidates and processes, the manufacturing of such candidates and the pre-clinical and clinical studies for these candidates. Development expenditure are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. Currently all development costs are recognized in profit and loss as expense.

2.	Other intangible assets

Other intangible assets, including in-process research and development in respect of the Company’s acquisition of TyrNovo and Famewave, and asset purchased by Purple GmbH (see also Note 5), which have infinite useful lives, are measured at cost less accumulated impairment losses.

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

The Group presents basic and diluted loss per share data for its ordinary share capital. Basic loss per share is calculated by dividing the loss attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the year. The loss per share data is presented in the profit and loss statement as loss per ADS giving effect to the number of 10 shares per 1 ADS.

Diluted loss per share is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise convertible debentures, share options and share options granted to employees. The Company’s options were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

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

H.	Share-based payment transactions

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

I.	Provisions

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

Notes to the Consolidated Financial Statements

Note 3 - Significant Accounting Policies (Cont’d)

K.	Financing income and expense

Finance income comprises changes in the fair value of the financial liability through profit and loss, gains on changes in the fair value of financial assets at fair value through profit or loss and income from short- term and long-term deposits, foreign currency gains, and the reclassification of net gains and losses previously recognized in other comprehensive income on cash flow hedges of foreign currency.

Finance expenses include loss from exchange rate differences and interest fee.

Interest income or expense is recognized, using the effective interest method.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities and interest paid is presented as part of cash flows from financing activities.

L.	Income tax expense

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

Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized if it has become probable that future taxable profits will be available against which they can be utilized. The Company has not recognized deferred tax assets as no future taxable profits are expected in the foreseeable future.

M.	Leases

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

N.	Discontinued operations

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

Note 4 - Discontinued operation

In October 2021, the Company agreed, together with its then U.S distributor for Consensi (an FDA approved fixed-dose combination drug treatment intended for the treatment of osteoarthritis pain and for hypertension, hereinafter “Consensi”), Coeptis Pharmaceuticals Inc., to terminate the distribution agreement. Despite the Company’s efforts to identify an alternative distributor for Consensi in the United States., the Company concluded that commercialization of Consensi, both in the U.S market and elsewhere, is not likely to generate significant revenue and achieve profitability in the near term. In order to reduce the expenses involved in maintaining the product, it was concluded to discontinue Consensi activities and to allocate the funds to the Company’s core oncology activities. In parallel, the agreements with Kuhnil Pharmaceuticals Inc.’s for the territory of South Korea and Hebei Changshan Biochemical Pharmaceutical Co., Ltd. for the territory of China were terminated. Consensi represented a separate major line of business. Discontinuation also included inventory write off. Consequently, the Company reported Consensi as a discontinued operation and as of December 31, 2021 has one operating segment- oncology.

	2021	2020
	USD thousands
Results of discontinued operation
Revenue	-	1,000
Expenses	642	373
Loss (profit) for the year	642	(627)

Loss (profit) for the year attributable to the owners of the Company:
From continuing operations	17,826	28,701
From discontinued operation	642	(627)

Loss (profit) per share – Discontinued operation
Basic & diluted loss (profit) per ADS – USD	0.04	(0.05)

Cash flows from discontinued operation
Net cash (used in) provide by operating activities	(374)	1,705

Notes to the Consolidated Financial Statements

Note 5 - Intangible Assets

As of December 31, 2022, and 2021:

	2022	2021
	USD thousands
IPR&D related to TyrNovo (see 5A below)	6,172	6,172
IPR&D related to Famewave (see 5B below)	14,310	14,310
IPR&D related to Purple GmbH	202	-

Total intangible assets	20,684	20,482

A	Acquisition of Tyrnovo

During the years 2017 to 2019 the Company acquired shares in Tyrnovo, a company developing NT219.

Since 2019 the Company owns 98.47% of Tyrnovo.

B.	Acquisition of Famewave

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

The consideration was recorded based on the fair value of the assets purchased.

C.	Purple GmbH

During 2022 the company acquired an intangible asset.

D.

As of December 31, 2022, the recoverable amount of the in-process research and development assets (hereinafter – “intangible assets”) was based on their value in use and was determined by discounting the future cash flows to be generated from them by using the discounted cash flows method, on the annual year test. The recoverable amount of the intangible assets exceeds their carrying amount, thus no impairment loss was recognized.

The discounted cash flows model considered the risks associated with the clinical/preclinical phase of the intangible assets and the probability of success for each development phase. Certain estimations were determined using industry data reports.

The discount rate used for calculating intangible assets recoverable amount was 19.4%.

The company performed sensitivity analysis for estimations such as discount rate and royalty rate and concluded that the recoverable amount of the intangible assets exceeds their carrying amount.

Notes to the Consolidated Financial Statements

Note 6 - Cash and Cash Equivalents

	As of December, 31
	2022	2021
	USD thousands

Balance in USD	11,902	9,174
Balance in other currencies	3,128	1,716
Total cash and cash equivalents	15,030	10,890

Note 7 – Leases

The Group has lease agreements with respect to offices.

A.	Information regarding material lease agreements

The Company entered into an agreement for the lease of offices in Rehovot as from September 15, 2020 for a period of 5 years. Accordingly, the Company initially recognized in the statement of financial position a right-to-use asset in the amount of USD 817 thousand concurrently with the recognition of a lease liability in the same amount. The agreement has an option to extend the lease, for additional 5 years. This additional period is not included in the lease payments used-in the calculation of the liability as the Company does not expect it is reasonably certain it will exercise the option. The Company has an option to extend the lease agreements for an additional 5 years at the terms as those of the existing agreement with addition of 5% to the current terms and CPI linked.

B.	Right-to-use assets

Carrying amounts of right-to-use assets and change during the period:

Office Lease
USD thousands
Balance as at January 1, 2022	619
Depreciation on right-to-use assets	(152)
Balance as at December 31, 2022	467

Balance as at January 1, 2021	790
Depreciation on right-to-use assets	(171)
Balance as at December 31, 2021	619

Notes to the Consolidated Financial Statements

Note 7 - Leases (Cont’d)

C.	Lease liability

Maturity analysis of the Company’s lease liabilities

	December 31,	December 31,
	2022	2021
	USD thousands	USD thousands
Less than one year	204	219
One to two years	388	658

Total	592	877

Current maturities of lease liability	194	199

Long-term lease liability	321	550

D.	Additional information on leases

Amounts recognized in profit or loss

	2022	2021
	USD thousands	USD thousands
Interest expenses on lease liability	49	65

Note 8 - Other Current Assets

	As of December, 31
	2022	2021
	USD thousands

Government authorities	146	268
Prepaid expenses and other receivables	997	1,005
Total other current assets	1,143	1,273

Notes to the Consolidated Financial Statements

Note 9 - Other Payables

	As of December 31
	2022	2021
	USD thousands

Due to related parties - payroll related	607	527
Accrued expenses	3,597	1,527
Government authorities	81	66
Payroll related	437	440
Other payables	10	18
	4,732	2,578

Note 10 - Equity

A.

The Company’s authorized share capital is 1,000,000,000 ordinary shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 10,000,000 preferred shares in each class.

On August 21, 2020 the ratio between ADSs and shares was changed from 1:1 to 1:10 (each 1 ADS equal 10 shares).

B.	The Company’s share capital

	As of December 31, 2022		As of December, 31, 2021
	Number of shares in thousands
	Authorized	Issued and paid-in	Authorized	Issued and paid-in
Shares, no par value	1,000,000	184,815	1,000,000	178,001
Class A preferred shares, no par value	10,000	-	10,000	-
Class B preferred shares, no par value	10,000	-	10,000	-
Class C preferred shares, no par value	10,000	-	10,000	-
Class D preferred shares, no par value	10,000	-	10,000	-
Class E preferred shares, no par value	10,000	-	10,000	-

Notes to the Consolidated Financial Statements

Note 10 - Equity (Cont’d)

C.	Changes in share capital during the year

	For the year ended December 31
	2022	2021	2020
	Number of ADSs in thousands
Issued as at January 1	17,800	17,211	1,956
Issuance of ADSs (See D below)	544	126	8,573
Vesting of RSUs	138	163	7
Exercise of warrants	-	300	6,675

Issued as at December 31	18,482	17,800	17,211

D.	Financing rounds

1.

On June 9, 2021, the Company entered into sales agreement with Jefferies LLC, for the sale of ADSs. In accordance with the terms of the sales agreement, the company may offer and sell ADSs having an aggregate offering price of up to $50,000,000 from time to time through Jefferies, acting as the company’s agent. During November and December 2021 the Company sold, under the sales agreement 126,160 ADSs under an “at-the-market” equity offering program (“ATM program”) at an average price of $4.46 per ADS. The Company raised USD 0.56 million gross (approximately USD 0.54 million net of placement agent fees).

During 2022 the Company sold, under the sales agreement 543,400 ADSs at an average price of $2.65 per ADS. The Company raised USD 1.49 million gross (approximately USD 1.44 million net of placement agent fees).

On June 25, 2020, in a registered direct offering on the NASDAQ, the Company raised USD 35 million gross (approximately USD 30.7 million net of placement agent fees including non- cash fees and other offering related expenses). In this registered direct offering, the Company issued an aggregate of 3,888,889 ADSs at a purchase price of USD 9 per ADS that were recorded in equity in the amount of USD 19,201 thousand net of issuance expenses. The Company also agreed to issue to the investors registered warrants to purchase up to an aggregate of 1,944,444 ADSs (hereinafter the “June 2020 warrants”) that were recorded in receipts on account of warrants at a value of USD 11,472 thousand net of issuance expenses. The registered June 2020 warrants have a term of 5 years and are exercisable immediately and have an exercise price of USD 9 per ADS. During 2021, 300 thousand warrants were exercised.

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

On March 16, 2020, in a public offering on the NASDAQ, the Company raised USD 6 million gross (approximately USD 4.6 million net of placement agent fees including non- cash fees and other offering related expenses). In this public offering, the Company issued an aggregate of 962,000 ADS that were recorded in equity in the amount of USD 1,674   thousand gross and 1,038,000 pre-funded warrants which were immediately exercised (an exercise price of USD 0.001 per each ADS) and which were recorded in receipts on account of warrants in the amount of USD 1,806 thousand gross, and warrants to purchase an aggregate of up to 2,000,000 ADSs (hereinafter the “March 2020 warrants”) that were recorded in receipts on account of warrants in the amount of USD 2,520 thousand gross. The March 2020 warrants were exercisable at an exercise price of USD 3.25 per ADS and had a term of exercise period of 5 years from the date of the issuance.

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

Notes to the Consolidated Financial Statements

Note 10 - Equity (Cont’d)

E.	Other equity transactions

	1.	During 2022, the Company issued 1,380 thousand ordinary shares on account of vested RSUs granted in 2020 and 2021 to officers, board members and employees.

	2.	During 2021, the Company issued 1,634 thousand ordinary shares on account of vested RSUs granted in 2020 to officers, board members and employees.

	3.	During 2020, the Company issued 11 thousand ordinary shares on account of vested RSUs granted in 2017 and 2018 and 54 thousand fully vested RSUs were granted to an officer, See also Note 11A.

	4.	During 2020, 6,675 thousand warrants, issued in March- June 2020, were exercised into 56,366 thousand ordinary shares. Subsequently, an amount of USD 23,780 thousand was recorded to share premium against receipts on accounts of warrants.

	5.	During 2020 the Company acquired 100% of FameWave Ltd for equity, See Note 5B.

F.	Non-controlling interests

The following table summarizes the information relating to Tyrnovo that has non-controlling interests of 1.53%, before any intra-group eliminations:

	December 31 2022	December 31 2021
TyrNovo Ltd.	in USD thousands

Non-current assets	10	11
Current assets	428	976
Current liabilities	(17,240)	(11,806)
Net assets	(16,802)	(10,819)
Net assets attributable to non-controlling interests	(258)	(166)
Loss for the year	5,983	5,467
Loss allocated to non-controlling interests	92	84

Note 11 - Share-based Payment Arrangements

A.

On October 31, 2022, the board of directors of the Company granted 750 thousand options and 750 thousand RSUs to an employee. The options have an exercise price of USD 0.208 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 267 thousand.

On July 11, 2022, the board of directors of the Company granted 3,750 thousand options and 150 thousand RSUs to the new CEO, subject to approval in the annual general meeting. The options have an exercise price of USD 0.245 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 591 thousand. This grant was approved by the shareholders on August 25, 2022.

On May 23, 2022, the board of directors of the Company granted 6,635 thousand options and 5,885 thousand RSUs to officers and employees. The options have an exercise price of USD 0.304 per one ordinary share, and for certain employee and consultant USD 0.276 per one ordinary share eligible as from June 23, 2022. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 3,237 thousand.

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

B.	The number and weighted average exercise prices (in USD) of share options are as follows:

	Weighted average exercise price			Number of options
	2022	2021	2020	2022	2021	2020
Outstanding on January 1	0.97	1.02	1.71	7,751,303	6,994,377	4,754,676
Expired and forfeited during the year	0.82	1.52	0.23	(418,068)	(413,074)	(1,486,125)
Granted during the year	0.28	0.47	0.43	11,135,000	1,170,000	3,725,826
Outstanding on December 31	0.52	0.97	1.02	18,468,235	7,751,303	6,994,377
Exercisable on December 31	0.97	1.48	1.54	6,144,318	4,451,430	1,753,632

The exercise price is denominated in NIS and are re-measured using historic exchange rates. Options are exercisable to shares, each ADS represent 10 shares.

Notes to the Consolidated Financial Statements

Note 11 - Share-based Payment Arrangements (Cont’d)

The options outstanding at December 31, 2022 had an exercise price of USD 0.208- USD 6 (2021 - USD 0.346- USD 6, 2020 -USD 0.346 - USD 6), and weighted average contractual life of 3.87 years (2021 – 3.9 years, 2020 - 5.89 years).

C.	The number of RSUs are as follows:

	Number of RSUs
	2022	2021
Outstanding at January 1	2,610,000	3,390,000
Granted during the year	6,785,000	1,020,000
Forfeited during the year	(157,083)	(166,250)
Vested during the year	(1,380,000)	(1,633,750)
Outstanding at December 31	7,857,917	2,610,000

Each RSU is convertible to one share, each ADS represent 10 shares.

D.	The fair value of the Company’s share options granted to employees, directors and consultants, where fair value of service was not measurable, was measured using the binominal model, using the fair value of the traded warrants with similar terms, making certain adjustments to reflect the specific terms of the options based on the expected duration.

E.	The following assumptions were used:

	2022	2021	2020
Share Price - USD	0.213 - 0.316	0.380-0.517	0.32-0.898
Exercise price - USD	0.208-0.304	0.470-0.492	0.346-0.432
Expected volatility (%)	91.64-96.26	95.07-96.1	95.68-107
Expected duration (years)	2-5	2-5	4-7
Dividend yield (%)	-	-	-
Risk free rate interest rate (%)	2.90%-4.28%	0.87%-1.166%	0.298%-0.5%

F.	Expenses recognized in the consolidated financial statements:

	For the year ended December 31
	2022	2021	2020
	USD thousands
Research and development expenses	768	557	756
General and administrative expenses	1,644	1,525	1,889

Total share-based expense recognized	2,412	2,082	2,645

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

Notes to the Consolidated Financial Statements

Note 12 - Transactions and Balances with Related Parties (Cont’d)

Expenses of key management personnel:

The Company recorded expenses to executive officers:

	For the year ended December 31
	2022	2021	2020
	USD thousands
Short - term employee benefits	2,623	2,402	1,982
Post-employment benefits	11	27	19
Share based payments	1,930	1,446	1,667

	4,564	3,875	3,668

The Company recorded expenses to directors:

	For the year ended December 31
	2022	2021	2020
	USD thousands
Short - term benefits	448	323	306
Share based payments	311	478	742

	759	801	1,048

Note 13 - Commitments and contingent liabilities

A.	Commitments

1.	TyrNovo, has obligations to the Israel Innovation Authority (hereinafter: “IIA”) with respect to grants it received from the IIA in connection with TyrNovo’s technology. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 and in the IIA’s rules and guidelines and the terms of these grants.

In general, a recipient company is obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed as a result of, a research and development program funded , in whole or in part, by the IIA (currently a yearly rate of 3% to 6%), up to the aggregate amount of the total grants received by the IIA, plus annual interest. The recipient company is also obligated to manufacture its drug in Israel unless it receives the approval of the IIA in which case it will be required to pay the higher rate mentioned above. A recipient company is required to repay the grants if it does not generate revenue.

TyrNovo’s technologies were developed, in part, with funds from IIA grants, and accordingly is obligated to pay royalties on sales of any of its IIA funded products and related services.   As of December 31, 2022, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.56 million), and as of such date, TyrNovo had not paid any royalties to the IIA.

The Group does not recognize a liability for royalties because there is no reasonable assurance, as of the reporting period, that the underlying sales will occur in the future. Therefore, the financial statements do not include a liability for these royalties.

2.	TyrNovo has entered into a license agreement (the “License Agreement”) with Yissum Research Development company of the Hebrew University of Jerusalem Ltd. (hereafter “Yissum”) dated August 15, 2013, as amended. In accordance with the License Agreement, Yissum granted the Company an exclusive license to commercialize, exploit, develop, manufacture, market, import, export, distribute, offer to sell, or sell products, that are derived from Yissum’s licensed technology.

Notes to the Consolidated Financial Statements

Note 13 - Commitments and contingent liabilities (Cont’d)

In consideration for the grant of the license, the Company shall pay Yissum the following consideration during the term of the license:

(i)	Royalties at a rate of up to three percent (3%) of net sales.

(ii)	Sublicense fees at a rate of twelve percent (12%) of sublicense consideration.

In addition, Yissum is entitled to receive an exit fee of 12% of the transaction proceeds in the event of certain pre - defined transactions set forth in the License Agreement.

BIRAD Research & Development Company Ltd. (BIRAD) is entitled to receive a portion of Yissum’s royalties on net sales according to an amendment to the License Agreement signed between TyrNovo and Yissum.

The consolidated financial statements do not include a liability for royalties or sublicense fees for this license agreement as there is no minimum payments and thus obligation will be recognized when the related sales will occur.

3.

cCAM Biotherapeutics Ltd. (cCam), a subsidiary of Merck Sharp and Dohme Corp. (MSD), has entered into a license agreement with Tel Hashomer – Medical Research Infrastructure and Services Ltd. (“THM”) and Ramot at Tel Aviv University Ltd. (“Ramot”) dated April 16, 2012, which was effective as of May 25, 2010, as subsequently amended (the “THM License Agreement”).

In conjunction with the closing of the reversion agreement amongst (MSD), cCAM and FameWave, the parties executed an Assignment and Assumption Agreement by and between FameWave and cCAM, according to which cCAM assigned to FameWave all its rights, title and interest in, to and under the THM License Agreement. Pursuant to the THM License Agreement, THM and Ramot granted FameWave a worldwide, royalty-bearing, exclusive license to develop, manufacture, produce, market and sell any biopharmaceutical product and/or diagnostic product using patents and inventions owned by THM and Ramot in connection with uses of the glycoprotein CEACAM1.

In consideration for the license grant, FameWave shall pay to THM the following during the term of the license:

i)	An annual license fee of $10,000 which is credited towards any royalties to be paid during such year.

ii)	Royalties of three- and one-half percent (3.5%) of net sales with respect to Biopharmaceutical Products, and royalties of six- and one-half percent (6.5%) of net sales with respect to Diagnostic Products.

iii)	Sublicense fees at a rate of twenty percent (20%) of sublicense consideration with respect to Biopharmaceutical Products, and sublicense fees at a rate of twelve percent (12%) of sublicense consideration with respect to Diagnostic Products.

FameWave has undertaken to pay certain milestone payments upon the completion of certain pre-defined clinical and sales milestones.

In addition, THM (on behalf of the licensors) are entitled to receive an exit fee of up to three- and one-half percent (3.5%) of all consideration received because of or in connection with an exit event (as defined in the THM License Agreement).

Finally, THM also received an assignable warrant to purchase, upon the closing of any IPO of FameWave, ordinary shares of FameWave, at a price equal to a certain percentage of the forecast initial market value of FameWave for each share as determined, prior to the IPO, for the purpose of the IPO.

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

1.

In December 2015, a lawsuit and a motion to approve such lawsuit as a class action was filed in the Tel Aviv District Court (Economic Division) against the Company and its directors, by shareholders who were holders of the Company’s Tel Aviv Stock Exchange listed securities before the Company’s initial public offering in the United States (the “U.S. IPO”) that took place in November 2015, claiming damages for the purported class in the motion totaling NIS 16.4 million (USD 4.6 million) due to the U.S. IPO (the “Motion”). In addition to this amount, the petitioners in the motion are seeking remedies in order to redress discrimination against the purported class owing to the dilution caused by the public offering, including the possibility that the purported class should be awarded from the Company amounts reflecting the losses of the purported class from a possible price increase in our shares following the announcement of the Phase III clinical trial results. The Company delivered its response to the court. Preliminary hearings initiated by the court in September 2016 and continued during 2017. On October 24, 2017 the court issued a ruling to stay proceedings in this matter until January 15, 2018 due to the ongoing ISA Investigation (See Note 13B(3) below). At the request of the ISA, this stay was subsequently extended several times by the court. Following approval of an enforcement arrangement in connection with the ISA investigation, the stay was lifted. On April 27, 2022 the evidentiary hearing took place and thereafter, the parties furnished their summaries and response summaries. The parties are now expecting to receive the court’s decision in the 2015 Motion. In consultation with its legal advisors, the Company believes that the likelihood of the Company not incurring any financial obligation as a result of this class action exceeds the likelihood that the Company will incur a financial obligation. Therefore, no provision for this matter was recorded in these financial statements.

2.

On November 8, 2016, a shareholder of the Company submitted a request to the court in connection with the Motion to be excluded from the purported class, claiming to have independent causes of action and damages of approximately NIS 1 million (USD 284 thousand) (the “Petition to Exclude”). The Company responded to the court and, amongst other arguments, the Company noted that pursuant to the Class Action Lawsuits Law 5766-2006 and the Regulations enacted thereunder, at the current stage of the court proceedings with respect to the 2015 Motion such shareholder cannot petition to be excluded from the purported class. The court ordered the shareholder to respond and he has done so. In May 2018, the shareholder filed an independent lawsuit against the Company in the Haifa Magistrates Court seeking damages of approximately NIS 1.1 million (USD 354 thousand) and for the purposes of the court fees, the amount claimed was reduced to 750,000 NIS (USD 213 thousand) (the “Separate Lawsuit”). In August 2018, the Haifa Magistrates Court transferred the Separate Lawsuit to the Tel Aviv Magistrates Court. The Company is of the view that such shareholder’s claims are identical to the asserted claims for damages in the Motion, and has notified the court of such and has sought a stay of proceedings pending the outcome of the Motion. A preliminary hearing on the Company’s motion to dismiss the Separate Lawsuit and/or stay the proceedings was held in May, 2019, at which the court dismissed the claim without prejudice. This shareholder subsequently filed a new separate claim against the Company in the Haifa District Court – Economic Division, which has since been transferred to the Tel Aviv District Court – Economic Division. In January 2020, the Tel Aviv District Court – Economic Division accepted the Company’s position that the shareholder’s claims are identical to the asserted claims for damages in the Motion, and entered a stay of proceedings pending the outcome of the Motion.

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

In February 2017, four lawsuits and motions to approve the lawsuits as a class action lawsuit (each, a “Motion”), were filed against the Company and certain of its office holders at the Tel Aviv District Court (Economic Division), with each Motion relating to the ISA Investigation (the “2017 Motions”). One of these motions was subsequently withdrawn. The petitioners in one of the motions petitioned the court to dismiss the other two of the 2017 Motions (“Petition for Dismissal”). On December 19, 2017 the court granted the Petition for Dismissal and dismissed the other remaining 2017 Motions. The remaining motion (the “Surviving Motion”) was filed against the Company, the Company’s executive directors and certain of its present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that the Company included misleading information in its public filings which caused the class for which the plaintiffs are seeking recognition an aggregate loss of approximately NIS 29 million (approximately USD 8.2 million). The court ordered a stay of proceedings due to the then-ongoing ISA Investigation. Following approval of an enforcement arrangement in connection with the ISA investigation, the stay was lifted. The claim is still pending court proceeding.

The Company rejects the claims in the Surviving Motion. At this preliminary stage the Company unable, with any degree of certainty, to make any evaluations or any assessments with respect to the Surviving Motion as to the probability of success or the scope of potential exposure, if any. Therefore, no provision for this matter was recorded in these financial statements.

4.

On December 21, 2020, the Bar Ilan University and BIRAD Research & Development Company Ltd. (the “University” and “BIRAD”, respectively) filed a statement of claim to the court against TyrNovo, its officer and others. In the claim, the petitioners allege that the University is the rightful owner of a patent owned by TyrNovo. On May 16, 2022, the Tel Aviv District Court fully dismissed the lawsuit with prejudice, based on a mediation arrangement in which TyrNovo retains ownership of its patent and other intellectual property rights, and BIRAD is entitled to receive a portion of Yissum’s royalties on net sales according to an amendment to the License Agreement signed between TyrNovo and Yissum.

5.

On November 17, 2022, Fidelity Venture Capital Ltd., a private Israeli company (“Fidelity VC”) and Mr. Dror Atzmon, an Israeli resident and citizen believed to be the sole shareholder of Fidelity VC (Mr. Atzmon, together with Fidelity VC, the “Atzmon Plaintiffs”), filed a statement of claim in the Economic Division of the Tel Aviv District Court (the “Atzmon Claim”) against the Company and a number of other defendants, including our former chief executive officer. The Atzmon Plaintiffs are seeking damages for approximately NIS 9 million (approximately USD 2.5 million) in connection with various claims relating to alleged contractual breaches and torts arising from an alleged contractual undertaking for the Company to engage the Atzmon Plaintiffs to provide advisory services to the Company following the initial public offering in the United States and listing on NASDAQ in November 2015.

The Company rejects all the claims presented in the Atzmon Claim. At this preliminary stage the Company is unable, with any degree of certainty, to make any evaluations or any assessments with respect to the probability of success or the scope of potential exposure, if any, of the Atzmon Claim.

Notes to the Consolidated Financial Statements

Note 14 - Research and Development Expenses

	For the year ended December 31
	2022	2021	2020
	USD thousands
Salaries, wages and related expenses	2,382	1,721	1,209
Share-based payments (see also Note 11)	768	557	756
Service providers	13,170	9,549	5,273

	16,320	11,827	7,238

Note 15 - Sales, General and Administrative Expenses

	For the year ended December 31
	2022	2021	2020
	USD thousands
Salaries, wages and related expenses	1,845	1,762	1,332
Share-based payments (see also Note 11)	1,333	1,047	1,147
Legal fees in connection with ISA investigation and class action lawsuits (see also Note 13B)	135	12	43
Reimbursement of legal fees	(63)	(66)	(182)
Other professional fees	750	1,222	1,215
Board member remuneration and insurance	1,152	1,033	962
Board member share-based payments	311	478	742
Maintenance expenses	120	55	58
Travel and car expenses	144	133	76
Depreciation	201	231	235
Other	355	200	373

	6,283	6,107	6,001

Notes to the Consolidated Financial Statements

Note 16 - Finance Expense (Income), net

A.

Expenses on account of warrants

These expenses are related mainly to the fair value adjustments of warrants. The 2020 and 2019 warrants included a cashless exercise feature, which expired on July 17, 2020, May 20, 2020, September 12, 2019, respectively, when the Company filed a registration statement with the SEC, registering the shares that will derive from future exercise of these warrants.

B.	Finance expenses and income

	For the year ended December 31
	2022	2021	2020
	USD thousands
Finance expenses
Fees and interest expense	67	79	56
Loss from exchange rate differences, net	-	133	5
	67	212	61

	For the year ended December 31
	2022	2021	2020
	USD thousands
Finance income
Interest income from deposits	(532)	(320)	(254)
Income from exchange rate differences, net	(62)	-
Changes in fair value of finance instruments	(245)	-
Other	(71)	-
	(910)	(320)	(254)

Note 17 - Taxes on Income

A.	Corporate tax rate

The tax rate applicable to the Group for 2020 - 2022 is 23%.

B.

Carry-forward losses

The Company and its subsidiaries incurred losses through 2022, which are not expected to be utilized in the foreseeable future. Therefore, the Group did not record current taxes or deferred tax assets.

In 2022, the main reconciling item from the statutory tax rate of the Company (23%, representing theoretical tax benefit of approximately USD 5 million) to the effective tax rate (0%) is mainly due to the fact that deferred taxes were not created in respect of current year tax losses and benefits.

The carry-forward loss for tax purposes of the Company and its subsidiaries, and the unrecognized research and development expenses, amounts to USD 82 million as of December 31, 2022 (2021 – USD 59 million, 2020 – USD 41 million).

Notes to the Consolidated Financial Statements

Note 17 - Taxes on Income (Cont’d)

C.

Tax assessments

The Company’s tax assessments are deemed finalized through the end of 2017, pursuant to section 145 of the Israeli Income Tax Ordinance. Tyrnovo’s tax assessment is deemed finalized through the end of 2017 and Famewave’s tax assessment is open (incorporated on July 2, 2017), pursuant to section 145 of the Israeli Income Tax Ordinance.

Note 18 - Employee benefits

A.	Employee benefits include post-employment benefits and short-term benefits.

Balances include:

	For the Year ended December 31
	2022	2021
	USD thousands	USD thousands
Short-term benefits	463	432
Post-employment benefit liabilities	145	292
Post-employment benefit liabilities included in other payables	158	-

B.	Post-employment benefit plans – defined contribution plan

The Company has a defined contribution plan in respect of the Company’s liability in respect of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

	For the Year ended December 31
	2022	2021	2020
	USD thousands	USD thousands	USD thousands

Amount recognized as expense in respect of defined contribution plan	390	291	197

C.	Certain of the Company’s executives are entitled to annual and special bonuses under the terms of their employment and consulting agreements. These bonuses will become due upon the achievement of certain goals or agreements for the commercialization of the Company’s products. These consolidated financial statements include bonuses expenses in the amount of USD 406 thousand for the year ended December 31, 2022, USD 580 thousand for the year ended December 31, 2021, and USD 481 thousand for the year ended December 31, 2020.

D.	Certain of the Company’s executives are entitled to benefits upon termination of employment under the terms of their employment and consulting agreements, see Note 12 on related parties. These benefits are measured based on the time of service and their monthly pay and the expected term of their employment. These consolidated financial statements include a liability due to these grants of USD 303 thousand and USD 292 thousand, as of December 31, 2022 and 2021, respectively.

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

The Group held cash and cash equivalents and short-term and long-term deposits of USD 31,682 thousand at December 31, 2022 (2021 – USD 47,360 thousand). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short-term deposits, mainly in USD, bear fixed interest ranging between 0.8% - 5.2%.

The carrying amount of cash and cash equivalents and short-term deposits approximate their fair value.

As of December 31, 2022 the group has an amount of USD 152 thousand in short term deposits guaranteed for the Group’s leases and credit and am amount of USD 700 thousand in short term deposits guaranteed for hedging transactions.

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

The Group hedges the foreign currency risk exposure that derives from salary expenses by means of foreign currency derivatives.

In the framework of assessing whether the aforesaid hedging relationships qualify for hedge accounting, the Group applies the mandatory reliefs set forth in the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, Interest Rate Benchmark Reform.

Therefore, as at December 31, 2022 the Group is of the opinion that these hedging relationships continue to qualify for hedge accounting.

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

Set forth below is a sensitivity test to possible changes in USD/NIS exchange rate as of December 31, 2022:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	19	48	960	(48)	(19)
Other current assets	17	42	841	(42)	(17)
Accounts payable	(4)	(10)	(205)	10	4
Other payables	(33)	(83)	(1,668)	83	33
Post-employment benefit liabilities	(3)	(7)	(145)	7	3
Total income (loss)	(4)	(10)		10	4

Set forth below is a sensitivity test to possible changes in USD/ EURO exchange rate as of December 31, 2022:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	45	112	2,246	(112)	(45)
Accounts payable	(20)	(49)	(979)	49	20
Other payables	(4)	(10)	(207)	10	4
Total income (loss)	21	53		(53)	(21)

Notes to the Consolidated Financial Statements

Note 19 - Financial Instruments (Cont’d)

B.	Financial instruments measured at fair value:

1.	In October 2021, the Company received a convertible note in the amount of $1.5 million and a warrant for 300 thousand Coeptis shares as part of Coeptis termination at an exercise price of $5 per warrant. The warrants are exercisable until September 21, 2024.

This convertible debt instrument does not meet the solely payments of principal and interest (SPPI) criterion and therefore measure at fair value through profit or loss.

The fair value of these financial instrument as of December 31,2022 was measured at USD 431 thousand (2021- USD 187 thousand).

2.	Fair value hierarchy of financial instruments measured at fair value:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset
Convertible debt instrument and warrant (see Note 19B (1))			431	431

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset
Convertible debt instrument and warrant (see Note 19B (1))			187	187

Details regarding fair value measurement at Level 3:

Financial instrument	Valuation method for determining fair value	Significant unobservable inputs

For the year ended December 31, 2022
Warrant	Black - Scholes	expected term	1.72 years
		expected volatility	117.42%
		annual risk free interest	4.47%
		dividend yield	0%

Convertible debt instrument	DLOM	expected term	0.66 years
		DLOM	37.6%

For the year ended December 31, 2021
Warrant	Black - Scholes	expected term	2.75 years
		expected volatility	125%
		annual risk free interest	0.97%
		dividend yield	0%

Notes to the Consolidated Financial Statements

Note 20 - Subsequent Events

On February 2, 2023 the Company signed an agreement to acquire 100% of Immunorizon Ltd. (hereinafter: “Immunorizon”), a privately held company and its portfolio of Tri-Specific antibodies for the treatment of cancer, in exchange for an aggregate upfront payment of $3.5 million in cash and an aggregate $3.5 million in American Depository Shares (ADSs), at a price per ADS equal to the NASDAQ volume-weighted average price of the Company’s ADSs for the 60-day period preceding the execution date of the agreement.

Additional long term development, regulatory and sales milestones are set at an aggregate amount of $94 million, with royalties of low single digit out of net sales. The accumulated transaction payments, excluding the upfront payment, will not exceed $100 million.

The ADSs will be issued to certain of the Immunorizon selling shareholders and will be subject to a three – month lock-up period, and the Company has agreed to file a resale registration statement with the U.S. Securities and Exchange Commission to register the ADSs for resale following the lock-up period.

The selling shareholders of Immunorizon that shall receive ADSs as partial consideration in the transaction will be entitled to an ADS price adjustment during the 12-month period following the closing of the transaction, for the remaining ADSs held by them at such time (if any), in the event of an issuance by us of additional ADSs or other securities in certain types of financing transactions, at a price per ADS lower than the price per ADS under the agreement; provided that such price adjustment shall only be provided once.

The transaction closing date was February 15, 2023.

The Company is yet to examine whether the acquisition accounts for an asset acquisition or meets the definition of a business combination in accordance with IFRS 3.