Form 20-F
period 2023-12-31
PURPLE BIOTECH LTD.
filed 2024-03-05
CIK 1614744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 252,379,218 Ordinary Shares, no par value (including 1 share held in treasury).

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

Yes ☐    No ☒

i

Unless the context otherwise indicates or requires, all references to:

●	“Registrant,” “Purple”, “Purple Biotech”, “Company,” “we,” “us,” “our,” “our company” and similar designations refer to Purple Biotech Ltd., together with (i) its former wholly-owned subsidiary, Kitov Pharmaceuticals, (ii) its majority owned subsidiary, TyrNovo, (iii) its wholly owned subsidiary, FameWave, (iv) its wholly owned subsidiary, Immunorizon, and (v) its wholly owned subsidiary Purple Biotech GmbH, except where otherwise stated or where it is clear that the terms mean only Purple Biotech Ltd. exclusive of any subsidiaries,

●	“TyrNovo” refers to TyrNovo Ltd., the majority owned subsidiary of Purple Biotech,

●	“FameWave” refers to FameWave Ltd., the wholly owned subsidiary of Purple Biotech,

●	“Immunorizon” refers to Immunorizon Ltd., the wholly owned subsidiary of Purple Biotech,

●	“dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States of America,

●	“Euro” or “€” refer to the Euro, the lawful currency of the European Union member states,

●	“NIS” refers to the New Israeli Shekel, the lawful currency of the State of Israel,

●	“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board,

●	“ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no par value per share,

●	“ADSs” refers to the Registrant’s American Depositary Shares,

●	“Companies Law” refers to the Israeli Companies Law, 5759-1999,

●	“Securities Act” refers to the Securities Act of 1933, as amended,

●	“SEC” refers to the United States Securities and Exchange Commission,

●	“NASDAQ” refers to The NASDAQ Capital Market, except where otherwise stated or where it is clear that the term means any of the NASDAQ exchanges, and

●	“TASE” refers to the Tel Aviv Stock Exchange.

Unless otherwise indicated, all information contained in this Annual Report on Form 20-F gives retrospective effect to:

●	Effective as January 4, 2019, we effected a consolidation of our share capital at a ratio of 1:20, such that: (i) each 20 ordinary shares of Purple Biotech were consolidated into one ordinary share of Purple Biotech and (ii) each 20 options of Purple Biotech (tradable and non-tradable) exercisable into ordinary shares outstanding immediately prior to the consolidation were consolidated into one option exercisable into one ordinary share of Purple Biotech at an exercise price equal to the pre-consolidation exercise price multiplied by 20.

●	Effective as of August 21, 2020, we effected a change in the ratio of ordinary shares to each ADS, such that the ratio of ADSs to ordinary shares changed from one (1) ADS representing one (1) ordinary share to a new ratio of one (1) ADS representing ten (10) ordinary shares. All ADS numbers in this Annual Report on Form 20-F are reflected on a post-ratio change basis.

Glossary of Industry Terms

Additionally, for convenience, the following terms used in this Annual Report on Form 20-F are defined as follows:

“API”	Active Pharmaceutical Ingredient – any substance or mixture of substances intended to be used in the manufacture of a drug product and that, when used in the production of a drug product, becomes one active ingredient in the drug product.

“approved product”	A product that has been approved for marketing by a regulatory authority.

“BLA”	Biologics License Application – A request for permission to market a new biological product.

“cGMP”	Current Good Manufacturing Practice – minimum requirements of the FDA and other regulatory authorities for the methods, facilities, and controls used in the manufacturing, processing, and packing of a drug product that is intended for human use to ensure that the product is safe for use and has the ingredients and strength that it claims to have.

“Clinical”	Pertaining to human studies.

“CMC”	Chemistry, manufacturing, and controls.

“Consensi”	An FDA approved fixed-dose combination drug treatment intended for the treatment of osteoarthritis pain and for hypertension, previously developed and commercialized by the Company. During 2021, the Company determined to discontinue operations related to Consensi.

“CROs”	Contract research organizations.

“EGFR”	Epidermal Growth Factor Receptor (EGFR; ErbB-1; HER1 in humans) is a transmembrane protein that is a receptor for members of the epidermal growth factor family (EGF family) of extracellular protein ligands.

“FDA”	United States Food and Drug Administration.

“Formulation”	All the active and inactive materials contained in a final medical product.

“IND”	Investigational New Drug (Application) – an application to test an experimental drug in human beings and that requires clearance by the FDA for clinical trials to be initiated.

“NDA”	New Drug Application - an application submitted to the FDA to approve marketing a new drug.

“PDX”	An animal model in which patient-derived tumor tissue at low passage are implanted in animals, used to conserve original tumor characteristics and to provide relevant predictive insights into clinical outcomes when evaluating new cancer therapies.

“Pharmacokinetics”, “PK”	The study of the absorption, distribution, metabolism and excretion of a drug from the body; the pharmacokinetic indices provide, among other things, information on the extent and time of the patient’s exposure to the material. It is the study of how the body affects the drug.

“preclinical”	Drug development studies performed outside of a human living organism or cell, using living cells, or appropriate animal models. The studies begin before trials in humans and assess safety, toxicity, and efficacy. Since drug development is dynamic, preclinical studies are performed throughout the drug development lifecycle.

“therapeutic candidate”	A product that is undergoing development, preclinical trials, clinical trials and/or has a pending NDA in review by the FDA or similar marketing application being reviewed by a foreign regulatory authority, but has not been approved for commercialization.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, including the safety and efficacy of our therapeutic candidates, as well as the extent and number of additional studies that we may be required to conduct;

●	our ability to advance our therapeutic candidates into the next stages of clinical trials, or to successfully complete our planned and ongoing preclinical studies or clinical trials;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	our ability to acquire or in-license additional therapeutic candidates, integrate acquired therapeutic candidates successfully into our business and to realize the anticipated benefits of acquisitions, such as our Immunorizon acquisition;

●	a delay or rejection of an IND, NDA or BLA for one or more of our therapeutic candidates;

●	our ability to regain and maintain compliance with the NASDAQ listing standards;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate including the impact of any change in regulation and legislation that could affect the pharmaceutical industry, and the difficulty of predicting actions of the FDA or any other applicable regulator of pharmaceutical products;

●	the research, manufacturing, preclinical and clinical development, commercialization, and market acceptance of our therapeutic candidates;

●	our ability to successfully acquire, develop or commercialize our pharmaceutical products;

●	our ability to establish collaborations for our therapeutic candidates;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business and therapeutic candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	the impact of competitive companies, technologies on our industry; and

●	the impact of the economic, public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for our products or our business.

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

●	We are a clinical-stage pharmaceutical company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable;

●	Our limited operating history as a pharmaceutical research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of therapeutic candidates for our future revenue, which could impair our ability to achieve profitability;

●	We will need to raise additional capital to achieve our strategic objectives of developing and commercializing our therapeutic candidates, and to develop, acquire and/or in-license additional therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our future operations, develop our current or future therapeutic candidates, seek regulatory approval that is a prerequisite to selling any product, attract development or commercial partners, and retain key personnel;

●	Our long-term capital requirements are uncertain and subject to numerous risks;

●	Our clinical trials may fail to demonstrate adequately the safety and efficacy of our therapeutic candidates, which would prevent or delay regulatory approval and commercialization;

●	Our therapeutic candidates may cause undesirable side effects or have other properties that could halt clinical development, prevent regulatory approval, limit commercial potential, or result in significant negative consequences;

●	If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners, will be unable to commercialize our therapeutic candidates;

●	Preclinical studies, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates without developing CMC satisfactory to regulatory authorities, completing preclinical and clinical studies, and then seeking to obtain regulatory approval, if such trials show that our therapeutic candidates are safe and effective;

●	If we do not establish collaborations for our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future and/or commercialize such therapeutic candidates, or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans;

●	Any collaborative arrangements that we establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development, manufacturing and commercialization of our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future, outside our control, and may require us to relinquish important rights or may otherwise be on terms unfavorable to us;

●	Our current business model is based largely upon the development or acquisition and commercialization of new combination products and new therapeutic candidates that may have not yet been administered to humans or have limited history of treatment with humans. Unexpected difficulties or delays in successfully developing, acquiring or commercializing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations;

●	We rely mainly on third parties to conduct our CMC, research and development, preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including, but not limited to, failing to conform with quality standards for our therapeutic candidates, which may endanger our clinical trial participants and/or fail to meet established deadlines for the completion of such studies and trials;

v

●	If third parties do not manufacture our current therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future in sufficient quantities in the required timeframe, at the required quality standards and at an acceptable cost, preclinical, clinical development and commercialization of our therapeutic candidates could be delayed;

●	We rely on third-party contract vendors to manufacture and supply us with API/Drug Product that is compliant with the International Conference of Harmonization Q7 guidance and other applicable laws and regulations, in the quality and quantities we require on a timely basis;

●	We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and/or other regulatory agencies for NT219, CM24, our tribody platform’s leading therapeutic candidate IM1240 or any other therapeutic candidates we may develop or acquire in the future;

●	We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities;

●	Our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future, if approved, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose the FDA and/or other regulatory agencies’ approval(s) we will obtain (if any), and our business would be seriously harmed;

●	The manufacture of our therapeutic candidates is complex, and we may encounter difficulties in production, particularly with respect to process development or scaling-up of our manufacturing capabilities. If we, or any of our third-party manufacturers, encounter such difficulties, our ability to supply drugs for clinical trials or our products (if approved) for patients on a timely basis could be materially delayed or adversely affected. In addition, this may cause an increase in costs that could result in our inability to maintain a commercially viable cost structure;

●	We may depend on a partner to conduct clinical trials with CM24, NT219 and/or other therapeutic candidates, and we may enter into future collaboration agreements with collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and to market and sell our therapeutic candidates. If such collaboration fails to perform as expected, our clinical trials and/or development plans will be delayed, and we will be required to seek other partners, which we may not be able to engage in a timely manner, if at all, and which may delay our development plans and therefore the potential for us to generate future revenue from our therapeutic candidates would be significantly reduced and our business would be significantly harmed;

●	Because each of CM24, NT219 and our tribody platform with its leading candidate IM1240 represents a novel approach to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of these therapeutic candidates;

●	If we fail to comply with any obligations under our in-license agreements with Yissum Research and Development Company (“Yissum”) and/or Tel Hashomer – Medical Research Infrastructure and Services Ltd. (“THM”) or any future license agreement, or disputes arise with respect to those agreements, it could have a negative impact on our intellectual property rights and we could lose our rights to NT219 and/or CM24 or any further therapeutic candidates, which could have a material adverse effect on our business, financial condition and results of operations.

●	Our shareholders may not realize a benefit from our acquisitions of therapeutic candidates commensurate with the ownership dilution they experienced in connection with the transactions;

●	We may not meet the continued listing requirements of NASDAQ, which could result in a delisting of the ADSs from NASDAQ.

●	Our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions;

●	Third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from, or delay us in, developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition;

●	We may be unable to adequately protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of any of our intellectual property rights may lead us to lose market share and could have an adverse effect on our business, results of operations and financial condition; and

●	We conduct our operations in Israel. Conditions in Israel, including the ongoing attacks by Hamas and other terrorist organizations from the Gaza Strip that were initiated in October 2023 and Israel’s war against them, may affect our business, results of operations, and financial condition.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable

B.	Advisors

Not applicable

C.	Auditors

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

We are a clinical-stage pharmaceutical company, and we are focused on the development and commercialization of innovative pharmaceutical drugs. We currently have two oncology therapeutic candidates in clinical trials, NT219 and CM24, neither of which has been approved for marketing and they are not being sold, marketed or commercialized, and a preclinical tribody platform with its leading therapeutic candidate, IM1240, which we acquired in connection with our acquisition of Immunorizon in February 2023. Each will require additional preclinical and/or clinical trials or other testing before we can obtain regulatory approval, if we are able to obtain regulatory approval at all. We must obtain regulatory approval for these therapeutic candidates, or any other therapeutic candidate that we may develop or acquire in the future before we can sell such therapeutic candidates. We have incurred losses from commencement of our pharmaceutical research and development activities through December 31, 2023, of approximately $137.5 million as a result of revenue and cost of goods, research and development activities, clinical trial related activities, investment/acquisition activities, listing for trading and fund-raising related activities, selling, general and administrative, finance expenses and other expenses. We may incur significant additional losses as we continue to focus our resources on advancing NT219, CM24, tribody platform with its leading therapeutic candidate IM1240 or other therapeutic candidates that we may develop, in-license, or acquire in the future. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop, in-license, or acquire, and obtain the required regulatory approvals for our oncology therapeutic candidates in the United States and various other territories and then to successfully commercialize our oncology therapeutic candidates. We may be unable to achieve any or all these goals with regard to NT219, CM24, tribody platform with its leading therapeutic candidate IM1240 or any other therapeutic candidates that we may develop, in-license, or acquire in the future. As a result, we may never be profitable or achieve significant or sustained revenues.

Our limited operating history as a pharmaceutical research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of therapeutic candidates for our future revenue, which could impair our ability to achieve profitability.

We have a limited operating history as a pharmaceutical research and development company, and our operations to date have been limited primarily to developing our NT219 and CM24 therapeutic candidates and our tribody platform with its leading therapeutic candidate IM1240, as well as to developing, gaining regulatory approval and commercializing Consensi (prior to discontinuing related operations during 2021); research and development; raising capital; and recruiting scientific, CMC, regulatory and management personnel and third-party partners. To date, the only revenue we have received has been the initial milestone payments in connection with commercialization agreements for Consensi, which were terminated in 2021. We may not be able to commercialize or obtain regulatory approval for our NT219, CM24 and our tribody platform with its leading therapeutic candidate IM1240 therapeutic candidates or any additional therapeutic candidates we may develop, in-license and/or acquire in the future. Our future growth and success depend upon our ability to continue funding the development of our therapeutic candidates and on the successful commercialization of such therapeutic candidates. If we are unable to obtain regulatory clearances or approvals for our therapeutic candidates and future products, our ability to gain any revenues and to achieve profitability would be adversely affected. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development of or commercialize our therapeutic candidates, acquire or in-license other therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

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

We will need to continue to expend substantial funds in research and development, including CMC, preclinical and clinical trials of our NT219, CM24 and our tribody platform with its leading therapeutic candidate IM1240 therapeutic candidates, as well as to acquire or in-license additional therapeutic candidates. We plan to fund our future operations through the out-licensing and/or commercialization of our therapeutic candidates and by raising additional capital through either debt or equity financing. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of the therapeutic candidates, as well as the inherent business risks associated with our company and present and future market conditions. In addition, global and local economic and geopolitical conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs related to our therapeutic candidates or any other therapeutic candidates that we may acquire, in-license or develop in the future, or to delay the acquisition or in-license of any additional therapeutic candidates, any of which may have a material adverse effect on our business, financial condition and results of operations.

On June 9, 2021, we entered into an open market sale agreement (the “Sales Agreement”), with Jefferies LLC (“Jefferies”), for the sale of ADSs, representing our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell, from time to time, ADSs through an “at-the-market” equity offering program (“ATM program”), with Jefferies acting as our agent. We originally filed a prospectus for a $50.0 million ATM program, but the aggregate offering price was subsequently reduced to $21.0 million on March 23, 2022, and to $3.0 million on October 17, 2023. Any future sales of ADS under the Sales Agreement could result in substantial dilution to existing shareholders. As of March 5, 2024, we have sold approximately 2,217,325 ADSs for total gross proceeds of $4.0 million under the Sales Agreement.

On December 8, 2022, we filed a registration statement on Form F-3 with the SEC utilizing a “shelf” registration process, under which we may offer and sell, from time to time in one or more offerings, up to an aggregate $200,000,000 of ADSs (representing our ordinary shares), ordinary shares, preferred shares, warrants, overallotment purchase rights, subscription rights, units and/or capital notes. In October 2023, we completed a $5 million registered direct offering with an institutional investor for the purchase and sale of 2,430,000 ADSs and pre-funded warrants to purchase up to 1,917,827 ADS, and, in a concurrent private placement, unregistered warrants to purchase up to 4,347,827 ADSs, which are exercisable immediately.

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

We currently have two oncology therapeutic candidates in clinical trials, NT219 and CM24, both of which have limited safety and efficacy data for treatment in humans. The previous owners of CM24 conducted the first human clinical trials for this therapeutic candidate, which were initiated in 2015, and discontinued in 2017. In March 2021, we initiated a Phase 1b/2 clinical trial evaluating CM24, in advanced cancer patients, with expansion cohorts in subjects with non-small cell lung cancer (NSCLC) and pancreatic cancer, and in August 2022, we advanced the trial to a randomized, controlled, open label, multicenter Phase 2 study in subjects with metastatic pancreatic cancer (PDAC) as a second line treatment to evaluate the safety and tolerability of CM24 in combination with nivolumab and chemotherapy as compared to standard of care chemotherapy. In the second half of 2020, we commenced a first in human phase 1/2 study of NT219, as a single agent in patients with recurrent and/or metastatic advanced solid tumors, followed by a dose escalation phase of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck (SCCHN) and colorectal adenocarcinoma. In February 2024, we determined the recommended Phase 2 dose (RP2D) for NT219 in combination with cetuximab in the treatment of head and neck cancer based on the Phase 1/2 dose escalation study to be 100mg/kg. We plan to commence a phase 2 study of NT219 at its RP2D level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck in the first half of 2024. Further, our third therapeutic candidate, IM1240, which is the leading therapeutic candidate of our tribody platform that we acquired in connection with our acquisition of Immunorizon in February 2023, is in preclinical development and no human clinical trials have been conducted for this therapeutic candidate. We cannot be certain whether any of our therapeutic candidates will be safe and efficacious when used in either monotherapy settings or in combination with other known cancer treatments.

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

Further, as part of our strategy for growth, we may consider the acquisition of additional therapeutic candidates at various stages of development and in a variety of therapeutic areas, and we may consider the acquisition or marketing rights of approved drug products as well. However, we may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully into our business. In this regard, acquisitions involve numerous risks, including difficulties in the integration of the acquired therapeutic candidates and/or drug product and the diversion of management’s attention from other business concerns. For example, our ability to successfully transition and integrate the acquired Immunorizon may be critical for our future growth and financial stability, and given the challenges involved with the development of a biological product and the financial challenges, we may not be able to realize the anticipated benefits of the acquisition, which may materially adversely affect our growth and future operating results as well as our financial condition. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. There can be no assurance that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

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

We do not have the ability independently to conduct CMC, research and development, preclinical studies or clinical trials for our product candidates, and to a large degree we rely on third parties, such as contract manufacturing organizations, CROs, medical institutions, contract laboratories, current and potential development or commercialization partners, clinical investigators and independent study monitors, to perform these functions. Our reliance on these third parties for development activities reduces our control over these activities.

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

To date, we believe our contract manufacturing organizations, CROs and other third-party entities that support our manufacturing, research and development, preclinical or clinical practices with which we are working have generally performed well. However, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not meet our deadlines or we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, finding replacements may result in a delay of clinical trials and/or commercialization of products and additional costs. Accordingly, we may be delayed in obtaining regulatory approvals for our oncology therapeutic candidate or any therapeutic candidate that we may develop or acquire in the future, and we may be delayed in our efforts to successfully commercialize such therapeutic candidates for targeted diseases or fail to maintain marketing authorization to our drug products.

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

We rely on third-party contract vendors to manufacture and supply us with API/Drug Product to be compliant with the International Conference of Harmonization Q7 guidance and other applicable laws and regulations, in the quality and quantities we require on a timely basis.

We currently do not manufacture any API/Drug Product ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs/Drug Products that are used to formulate our oncology therapeutic candidates. While there are many potential API/Drug Product manufacturers and suppliers in the market, if these manufacturers or suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, or the current or future demand of the public, if any, we could experience delays in developing or conducting clinical trials for our current therapeutic candidates, NT219, CM24 and IM1240, or any other therapeutic candidate that we may develop or acquire in the future, and incur additional costs.

While there may be several alternative manufacturers or suppliers of API/Drug Product in the market, we have not conducted extensive audits and investigations into the quality or availability of their APIs/Drug Products. In addition, we may acquire therapeutic candidates which already have long term commitments to a specific API/Drug Product supplier. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. Changing API/Drug Product manufacturers or suppliers or finding and qualifying new API/Drug Product manufacturers or suppliers can be costly and take a significant amount of time. Many APIs/Drug Products require significant lead time to manufacture. There can also be challenges in maintaining similar quality or technical standards from one manufacturing batch to the next.

If we are not able to find stable, reliable manufacturers or suppliers of our APIs/Drug Products, we may not be able to produce enough supplies of our oncology therapeutic candidates to meet our needs for further development and/or to conduct clinical trials, which could affect our business, financial condition and results of operation.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and/or other regulatory agencies for NT219, CM24, our tribody platform’s leading therapeutic candidate IM1240 or any other therapeutic candidates we may develop or acquire in the future.

To date, our NT219, CM24 and IM1240 therapeutic candidates have been manufactured in relatively small quantities by third-party manufacturers. Once our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future is approved for marketing and commercial sale, if at all, we still expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of such approved therapeutic candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any such therapeutic candidates that may be approved in the future in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for our oncology therapeutic candidates or any therapeutic candidate that we may develop or acquire in the future, or we are unable to establish alternative manufacturing capabilities and in a timely manner, the commercial launch of any such therapeutic candidates that are approved in the future may be delayed or there may be a shortage in supply.

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

Our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future, if approved, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, our clinical trials may be placed on hold, we could lose the FDA and/or other regulatory agencies’ approval(s) we will obtain (if any), and our business would be seriously harmed.

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

We expect to rely on medical institutions, academic institutions, or CROs to conduct, supervise, or monitor some or all aspects of clinical trials involving our therapeutic candidates. If we fail to commence or complete, or experience delays in, any of its planned clinical trials, we may experience delays in its clinical development and/or commercialization plans.

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

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

●	the size and nature of the patient population;

●	the patient eligibility criteria defined in the protocol;

●	the size of the study population required for analysis of the trial’s endpoints;

●	the proximity of patients to trial sites;

●	the design of the trial;

●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	competing clinical trials for similar therapies or other new therapeutics;

●	clinicians’ and patients’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	the risk that patients enrolled in clinical trials will not complete a clinical trial; and

●	the effect of epidemics, endemics or pandemics, such as the COVID-19 endemic, on the ability of patients to visit the testing sites and the effect of the disease on potential patients who contracted the disease.

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

We have entered into a clinical collaboration and supply agreement with Bristol Myers Squibb Company (NYSE:BMY) for a phase 1/2 study of CM24 in combination with a programmed cell death protein 1 (PD-1) antibody nivolumab, and an expansion study to also evaluate CM24 and nivolumab, together with nab-paclitaxel, in patients with pancreatic cancer. We initiated the phase 1b/2 portion of the phase 1/2 study in March 2021 and in August 2022, we initiated a randomized, controlled, open label, multicenter Phase 2 portion of this study in subjects with metastatic pancreatic cancer (PDAC) as a second line treatment to evaluate the safety and tolerability of CM24 in combination with nivolumab and chemotherapy and in December 2023, we enrolled the last patient for this Phase 2 study. We rely and may in the future continue to rely on our collaboration partners to develop, supply, conduct clinical trials, and/or commercialize our therapeutic candidates and approved products we may market in the future, if any. We may also enter into collaboration agreements with other parties in the future relating to such therapeutic candidates. Ultimately, if such therapeutic candidates are advanced through clinical trials, certain of the collaboration partners may have certain rights in connection with the commercialization of the therapeutic candidate, such as rights of first offer to be responsible for commercialization of these therapeutic candidates. If these collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if the agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our therapeutic candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such therapeutic candidates and seek replacement collaboration and/or development partners. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to obtain regulatory approval for, and to generate future revenue from, such therapeutic candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

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

NT219 is a small molecule chemical compound and CM24 and our tribody platform with its leading therapeutic candidate IM1240 are biologic compounds, and the process of manufacturing each is complex, highly regulated and subject to multiple risks. Even minor deviations from normal manufacturing processes for each of NT219, CM24 and our tribody platform with its leading therapeutic candidate IM1240 and/or any future therapeutic candidate could result in reduced production yields, product defects, and other supply disruptions.

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

Because each of CM24, NT219 and our tribody platform with its leading therapeutic candidate IM1240 represents a novel approach to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of these therapeutic candidates.

There is no assurance that the approaches offered by CM24, NT219 or our tribody platform with its leading candidate IM1240 will gain broad acceptance among physicians or patients, or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed therapeutic candidates. Since each of CM24, NT219 and our tribody platform with a leading therapeutic candidate IM1240 represents a new approach to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these therapeutic candidates. Accordingly, we may spend large amounts of money trying to obtain approval for therapeutic candidates that have an uncertain commercial market. The market for any products that we may successfully develop utilizing our therapeutics candidates will also depend on the cost of the product. We do not yet have sufficient information to reliably estimate what it will cost to commercially manufacture these therapeutic candidates, and the actual cost to manufacture these therapeutic products could materially and adversely affect the commercial viability of these products. Our goal is to reduce the cost of manufacturing our therapeutic candidates. However, unless we reduce those costs to an acceptable amount, we may never be able to develop a commercially viable product. If we do not successfully develop and commercialize our therapeutic candidates based upon this approach or find suitable and economical sources for materials used in the production of these therapeutic candidates, these therapeutic candidates will not become profitable.

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

If we fail to comply with any obligations under our in-license agreements with Yissum and/or THM or any future license agreement, or disputes arise with respect to those agreements, it could have a negative impact on our intellectual property rights and we could lose our rights to NT219 and/or CM24 or any future therapeutic candidate, which could have a material adverse effect on our business, financial condition and results of operation.

We are a party to a license agreement with each of Yissum, the technology transfer company of the Hebrew University of Jerusalem, and THM, pursuant to which we license rights to our therapeutic candidates NT219 and CM24, respectively. These license agreements impose, and we may enter into additional licensing arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Our rights to use the licensed intellectual property are subject to the continuation of and our compliance with the terms of these agreements. Disputes may arise regarding our rights to intellectual property licensed to us from a third-party, including but not limited to:

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

If disputes over intellectual property and other rights that we have licensed or acquired from third parties prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected therapeutic candidates. If we fail to comply with our obligations under current or future licensing agreements or if other events occur that are not within our control, these agreements may be terminated or the scope of our rights under them may be reduced, we could lose the rights to our therapeutic candidates NT219 and CM24 or any other therapeutic candidate we license, and we might be unable to develop, manufacture or market any product that is licensed under these agreements, could experience delays in developing or commercializing these therapeutic candidates or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

For example, in February 2023 we completed the acquisition of 100% of the shares of Immunorizon, which is developing potential multi-specific T and NK cell engager oncology therapies that selectively activate the immune response within the tumor microenvironment (TME), in exchange for an aggregate upfront payment of $3.5 million in cash and an aggregate $3.5 million in ADSs (or 2,215,190 ADSs representing ordinary shares) and additional long-term milestones set at an aggregate amount of $94 million, with royalties out of net sales. While we have completed the process for the integration of Immunorizon’s technology platform and allocated resources to the ongoing research and development related to the platform, given the challenges involved with the development of a biological product and the financial challenges, we may not be able to realize the anticipated benefits of the acquisition, which may materially adversely affect our growth and future operating results as well as our financial condition.

We depend on our ability to identify and acquire or in-license therapeutic candidates to achieve commercial success.

We own the rights to our therapeutic candidates, each of which was acquired by us from a third-party: NT219 (acquired in connection with the acquisition of the majority shareholdings of TyrNovo in 2017), CM24 (acquired in connection with the acquisition of FameWave in 2020) and tribody platform (acquired in connection with the acquisition of Immunorizon in February 2023). We evaluate internally and with external consultants each potential therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently select therapeutic candidates that have the highest likelihood to achieve commercial success.

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

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, managerial and finance personnel. If we purchase or in-license new products or product candidates, we may need to expand our qualified personnel to advance the development and commercialization of such products. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to expand our marketing and sales capabilities. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. Compensation packages for our senior officers are subject to approval of our compensation committee and board of directors (the “Board”) and, in certain instances, our shareholders. We may not be able to achieve the required corporate approvals for proposed compensation packages, further making it difficult for us to compete successfully with other companies to attract and retain key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could prevent our business from successfully growing.

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

TyrNovo’s technologies, including NT219, were developed, in part, with grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) in the aggregate amount of approximately NIS 5.5 million (or approximately $1.5 million). As of December 31, 2023, TyrNovo had not paid any royalties to the IIA and had a contingent obligation to the IIA (including interest) of $2.3 million. The requirements and restrictions for such grants are set forth in the Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry, 5744-1984), or the Innovation Law, the IIA’s rules and guidelines and the terms of these grants.

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

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed by others may render our oncology therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different platform or means of treating the same indications as NT219, CM24, our tribody platform with its leading therapeutic candidate IM1240 or other therapeutic candidates that we may develop or in-license in the future. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others, is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

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

Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux. Legislative initiatives to modify, limit, replace, or repeal the ACA and judicial challenges have continued for over a decade. However, as of the Supreme Court’s ruling ordering the dismissal of, arguably, the most promising case challenging the ACA to-date on June 17, 2021, it appears that the ACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business. The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, in August 2022, the Inflation Reduction Act (“IRA”) was signed into law, which will, among other things, allow U.S. Department of Health and Human Services (“HHS”) to negotiate the selling price of certain drugs and biologics that the Centers for Medicare & Medicaid Services (“CMS”) reimburses under Medicare Part B and Part D, although only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics) can be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price. Beginning in October 2023, the IRA also began penalizing drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. Additionally, in December 2023, the Biden-Harris Administration announced further related initiatives under the IRA to lower prescription costs and increase competition with help from HHS, the DOJ, and the FTC.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. However, in early January 2024, the FDA did approve a plan from Florida to import low-cost drugs from Canada. Furthermore, we cannot predict what actions the Biden administration will implement in connection with the Health Reform Law. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future, as applicable.

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

Most recently, there has been a trend in federal and state legislation aimed at lowering costs for drug products, including by requiring pharmaceutical companies to disclose information about their pricing and production and marketing costs, and heightened governmental scrutiny over the manner in which pharmaceutical manufacturers set prices for their marketed products. There have been several presidential executive orders and U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, on October 10, 2018, the Patient Right to Know Drug Prices Act (for private plans) and the Know the Lowest Price Act (for Medicare Parts C and D) were signed into law, which prohibited health plans from restricting pharmacies from informing individuals regarding prices for certain drugs. On November 20, 2020, the U.S. Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed in response to ongoing litigation. In addition, in November 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. Given resulting litigation and preliminary injunctions that were issued, the rule was not implemented and will not be implemented without further rulemaking. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. For example, in June 2016 Vermont became the first state to pass legislation requiring certain drug companies to disclose information relating to justification of certain price increases, and many other states have since followed suit. These efforts and any other such legislation requiring publication of drug costs could materially and adversely impact our business, financial condition, and results of operations by promoting a reduction in drug prices or encouraging purchasers to use other low-cost, established drugs or therapies.

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

Unfavorable macroeconomic conditions and other adverse macroeconomic factors have resulted, among other matters, in tightening in the debt and equity markets, and high levels of inflation. For example, tightening of the equity markets, makes it more difficult to raise capital at a reasonable valuation or at all. In addition, the U.S. Bureau of Labor Statistics has reported for the period from January 2022 to January 2023, the Consumer Price Index for All Urban Consumers rose 6.4 percent, and from January 2023 to January 2024, the Consumer Price Index for All Urban Consumers rose 3.1 percent. If the inflationary pressure continues for a prolonged period, it may continue to result in increased costs of labor, cost of clinical trials, and costs of manufacturing which could adversely affect our results of operations. Furthermore, during 2022 and 2023 there was a significant increase in interest rates that impacted the cost of debt, liquidity and valuations of companies and other assets. Our results of operations could be adversely affected by general conditions in the global and local macroeconomic economy conditions affecting the financial markets. An economic downturn could result in a variety of risks to our business, including weakened demand for our therapeutic candidates and our inability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our partners and suppliers, possibly resulting in supply disruption, or cause future customers to delay making payments for our products. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

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

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. For example, certain institutional and individual investors have requested various ESG-related information and disclosures as they increasingly incorporate ESG criteria in making investment and voting decisions. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and Board. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

Risks Related to our Operations in Israel

We conduct our operations in Israel. Conditions in Israel, including the ongoing attacks by Hamas and other terrorist organizations from the Gaza Strip that were initiated in October 2023 and Israel’s war against them, may affect our business, results of operations, and financial condition.

Because we are incorporated under the laws of the state of Israel and our operations are conducted in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Moreover, the clash between Israel and Hezbollah in Lebanon, may escalate in the future into a greater regional conflict.

Any hostilities involving Israel, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. While five study sites out of 27 total study sites for the ongoing studies for CM24 and NT219 are located in Israel, we have not yet experienced any material interruptions or delays with respect to such studies, and we believe the study sites in Israel have sufficient supply of the therapeutic candidates to continue the studies, as applicable. Both CM24 and NT219 are manufactured by service providers outside of Israel. Most of our research and development work is being conducted by third-party entities outside of Israel. However, a prolonged conflict with Hamas may cause disruptions or delays to our study sites located in Israel, as a result of shortage of staff at such study sites, resulting in an adverse effect on our business, financial condition and results of operation.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

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

There have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. An inability to receive supplies and materials, shortages of materials or difficulties in procuring our materials, among others, may adversely impact our ability to commercialize and manufacture our product candidates and products in a timely manner. This could cause a number of delays and/or issues for our operations, including delay of the review of our product candidates by regulatory agencies, which in turn would have a material adverse impact on our ability to commercialize our product candidates.

Additionally, all members of our management team and all of our employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions that may be taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

The Israel Defense Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Several of our employees and management members are subject to military service in the IDF and have been and may be called to serve. There may be further or longer military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital.

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

In addition, our amended and restated articles of association also contain provisions that could delay or prevent changes in control. These provisions include matters in connection with the election and removal of directors, such as our staggered Board, the right of our Board to appoint additional directors to fill vacancies on the Board, the size of our Board, the terms of office of our directors and the special majority required to amend such provision in our amended and restated articles of association.

Further, under our amended and restated articles of association, we have 50,000,000 shares of authorized non-voting senior preferred shares, which can be issued by our Board, which contain superior liquidation and dividend rights, and may contain other rights, including conversion, redemption, optional and other special rights, qualifications, limitations or restrictions, equivalent or superior to our ordinary shares, without further action by our shareholders, unless shareholder approval is otherwise required by applicable law, the rules of any exchange or other market on which our securities may then be listed or traded, our articles of association then in effect, or any other applicable rules and regulations. Furthermore, in a merger between Israeli companies, if the non-surviving entity has more than one class of shares, the merger may need to be approved by each class of shareholders, including any classes of otherwise non-voting shares, such as our authorized non-voting senior preferred shares. See “We can issue non-voting senior preferred shares without shareholder approval, which could adversely affect the rights of holders of ordinary shares.”

These and other similar provisions could delay, prevent or impede an acquisition of us by a third-party or our merger with another company, or an acquisition of a significant portion of our shares, and may make it more difficult for our shareholders to elect different individuals to our Board, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Because a certain portion of our expenses is incurred in currencies other than the U.S. dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the U.S. dollar. Most of the royalty payments from potential development and commercialization partners are expected to be payable in U.S. dollars, and we expect our revenues from future sales or licensing agreements to be denominated mainly in U.S. dollars. We pay a portion of our expenses in U.S. dollars; however, a portion of our expenses, related to salaries of our employees in Israel, our office lease and payment to part of the service providers in Israel, are paid in NIS and in other currencies, such as euro to our suppliers in Europe. In addition, a portion of our financial assets is held from time to time in NIS. As a result, we are exposed to currency fluctuation risks and inflation. For example, if the NIS appreciates against the U.S. dollar, our NIS expenses as reported in U.S. dollars may be higher than anticipated. In addition, if the NIS depreciates against the U.S. dollar, the U.S. dollar value of our financial assets held in NIS will decline.

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

The stock market in general, and the market price of our ordinary shares on the TASE and ADSs on NASDAQ, are subject to fluctuation, and changes in the price of our listed securities may be unrelated to our operating performance. The market prices of our ordinary shares on the TASE and ADSs on NASDAQ have fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares and ADSs is and will be subject to a number of factors, including:

●	announcements of technological innovations or new therapeutic candidates by us or by others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	announcement by us of preclinical and clinical results;

●	our need to raise additional capital;

●	expiration or terminations of licenses, research contracts or other development or commercialization agreements;

●	public concern as to the safety of drugs that we, our current or potential development and commercialization partners or others develop;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts;

●	the outcome of any litigation and other legal proceedings;

●	changes in government regulations or patent decisions;

●	developments by our current or potential development and commercialization partners; and

●	general economic and market conditions and other factors, including factors unrelated to our operating performance and including the impact of Israel’s war with Hamas and other militant groups and the ongoing effects of the COVID-19 endemic.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and ADSs and result in substantial losses by investors.

Additionally, market prices for listed securities of biotechnology and pharmaceutical companies have been very volatile and have experienced significant price and volume fluctuations for reasons often unrelated to the operating performance of any one company. These fluctuations may be attributed, among other reasons, to the COVID-19 endemic or more recently to general global economic environment and the instability in markets. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful. See “Third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from or delay us in developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition.”

A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price ADSs or ordinary shares.

Future sales of our ordinary shares or ADSs, or securities convertible into our ordinary shares or ADSs, or the perception that future sales may occur, could reduce the market price of our ordinary shares and ADSs.

As of March 5, 2024, we had an aggregate of 265,584,738 issued and outstanding ordinary shares (including 1 dormant ordinary share held in treasury), no non-voting senior preferred shares, outstanding non-listed warrants to purchase 8,342,532 ADSs (representing 83,425,320 ordinary shares) issued to investors, underwriters and placement agents as part of a number of public and registered direct offerings by us and 24,962,206 outstanding options and restricted share units (“RSUs”). In the future, we may issue additional ordinary shares, ADSs or other equity or debt securities exercisable or convertible into ordinary shares or ADSs.

On June 9, 2021, we entered into the Sales Agreement with Jefferies for the sale of ADSs, pursuant to which we may offer and sell ADSs from time to time under our ATM program, with Jefferies acting as our agent. We originally filed a prospectus for a $50.0 million ATM program, but the aggregate offering price was subsequently reduced to $21.0 million on March 23, 2022, and to $3.0 million on October 17, 2023. As of March 5, 2024, we have sold approximately 2,217,325 of our ADSs for total gross proceeds of $4.0 million under the Sales Agreement.

On December 8, 2022, we filed a registration statement on Form F-3 with the SEC utilizing a “shelf” registration process, under which we may offer and sell, from time to time in one or more offerings, up to an aggregate $200,000,000 of ADSs (representing our ordinary shares), ordinary shares, preferred shares, warrants, overallotment purchase rights, subscription rights, units and/or capital notes. In October 2023, we completed a $5 million registered direct offering with an institutional investor for the purchase and sale of 2,430,000 ADSs and pre-funded warrants to purchase up to 1,917,827 ADS, and, in a concurrent private placement, unregistered warrants to purchase up to 4,347,827 ADSs, which are exercisable immediately. In November 2023, we filed a registration statement on Form F-1 with the SEC, under which the investor and placement agent in the offering may resell from time to time the ADSs issuable upon exercise of the unregistered warrants issued to them in the offering. If these registered ADSs issuable upon exercise of the unregistered warrants are sold to the public, the market price of our ADSs may decline.

Any future sales by us or our shareholders of a substantial number of our ordinary shares or ADSs, or securities convertible into our ordinary shares or ADSs, or the perception that such sales may occur in the future, including sales of ordinary shares or ADSs issuable upon the exercise of warrants or options, the vesting or RSUs or the conversion of convertible securities, may cause the market price of our ordinary shares or ADSs or other listed securities to decline.

We may not meet the continued listing requirements of NASDAQ, which could result in a delisting of the ADSs from NASDAQ.

The ADSs are listed on NASDAQ. We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of ADSs on NASDAQ.

On January 25, 2024, we received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC indicating that, based on the closing bid price of the ADSs for the last 30 consecutive business days, from December 11, 2023, to January 24, 2024, we did not meet the minimum bid price of $1.00 per share required for continued listing on NASDAQ pursuant to NASDAQ Listing Rule 5550(a)(2). In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we have an initial period of 180 calendar days from the date of the notification letter from The Nasdaq Stock Market LLC, or until July 23, 2024, to regain compliance with the minimum bid price requirement. If at any time before July 23, 2024, the closing bid price of the ADSs is at least $1.00 for a minimum of ten consecutive business days, The Nasdaq Stock Market LLC will provide a written confirmation of compliance and the matter will be closed. In the event we do not regain compliance by July 23, 2024, we may then be eligible for an additional 180 calendar day period to regain compliance. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for NASDAQ, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, by effecting a change in the ratio between the ADSs and our ordinary shares, if necessary. However, if it appears to The Nasdaq Stock Market LLC staff that we will not be able to cure the deficiency during the second compliance period, or if we are not otherwise eligible, The Nasdaq Stock Market LLC will provide written notice that the ADSs are subject to delisting from NASDAQ. In that event, we may appeal the determination to a Nasdaq Stock Market LLC hearings panel. If we fail to regain compliance within our applicable cure period, or fail to satisfy other listing requirements, the ADSs may be subject to delisting.

We intend to monitor the closing bid price of the ADSs and may, if appropriate, consider implementing available options to cure the deficiency and regain compliance with the NASDAQ minimum bid price requirement within the compliance period. However, we can provide no assurance that any action taken by us would be successful, or that any such action would stabilize the market price or improve the liquidity of the ADSs.

If NASDAQ delists the ADSs from trading on its exchange for failure to meet the listing standards, an investor would likely find it significantly more difficult to dispose of or obtain ADSs, and our ability to raise future capital through the sale of ADSs could be severely limited. We additionally may not be able to list ADSs on another national securities exchange, which could result in our securities being quoted on an over-the-counter market. If this were to occur, our shareholders could face significant material adverse consequences, including limited availability of market quotations for ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. There can be no assurance that an active trading market for ADSs will develop or be sustained. As a result of these factors, if the ADSs are delisted from NASDAQ, the price of our ADSs is likely to decline. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

If our ADSs are delisted from NASDAQ, we would remain a publicly traded company on the TASE and revert to being subject to full Israeli securities laws and disclosure requirements. Accordingly, we will need to comply with U.S. and Israeli disclosure requirements, and we expect that these additional reporting requirements would increase our legal and financial compliance costs and require significant management time.

In the event that our ADSs are delisted from NASDAQ, U.S. broker-dealers may be discouraged from effecting transactions in our ADSs because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on NASDAQ if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Following a delisting from NASDAQ, our ADSs may constitute “penny stock” within the meaning of these rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions involving our ADSs, which could severely limit the market liquidity of the ADSs and impede their sale in the secondary market.

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

Our ADSs have been traded on NASDAQ since November 20, 2015, and prior to that our ordinary shares traded on the TASE, where they continue to trade. As a public company whose securities are listed in the United States and Israel, we incur accounting, legal and other expenses, including costs associated with our reporting requirements under the Exchange Act and the Israeli Securities Law. We also incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NASDAQ, and provisions of Israeli corporate and securities laws applicable to public companies. Certain aspects of Israeli securities laws are different than U.S. securities law, and our dual listing on TASE exposes us and our management to differing regulatory regimes which may involve increased regulatory risk.

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

Changes in the laws and regulations affecting public companies may result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or costlier for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our board committees or as executive officers. We cannot predict or estimate the amount or timing of additional costs we may incur in order to comply with such requirements.

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

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we believe it is likely that we were a PFIC in 2023 and we may also be classified as a PFIC in future years. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs, certain adverse U.S. federal income tax consequences could apply to the U.S. investor.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities continue to be owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Listing Rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

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

We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. The ability of an Israeli company to pay dividends or repurchase its shares is governed by Israeli law, which provides that unless otherwise approved by a court, distributions, including cash dividends and share repurchases, may be made only out of retained earnings as determined for statutory purposes, and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations, as they become due. Subject to the foregoing, payment of future dividends, if any, will be at the discretion of our Board and will depend on various factors, such as our financial condition, operating results, current and anticipated cash needs and other business and economic factors that our Board may deem relevant. Since we do not have earnings, we currently do not have any ability to pay dividends or repurchase our shares, absent court approval. Therefore, the success of an investment in our ordinary shares and ADSs will depend upon any future appreciation in their value. There is no guarantee that our ordinary shares and ADSs will appreciate in value or even maintain the price at which our holders have purchased their shares and ADSs.

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

We currently intend to use the net proceeds from our previous offerings, including under our ATM program, to expand our clinical development program, expand our clinical development pipeline for additional drug products, including by way of possible acquisitions, expand our pre-clinical development activity and for general corporate purposes, including working capital requirements. However, our management will have broad discretion in the application of the net proceeds from our previous offerings. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from our previous offerings. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from our previous offerings in a manner that does not produce income. The decisions made by our management may not result in positive returns on any investment by shareholders and shareholders will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

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

In February 2023, we completed the acquisition of Immunorizon, a privately held biotech company developing multi-specific antibodies as oncology therapies that selectively activate the immune response within the TME. For information regarding the Immunorizon acquisition, see “Item 10 – Additional Information – C. Material Contracts – Immunorizon Acquisition.”

For a description of our principal capital expenditures for the three years ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects.”

B.	Business Overview

We are a clinical-stage company developing first-in-class, effective and durable therapies that harness the power of the TME to overcome tumor immune evasion and drug resistance.

We are focused on oncology and our pipeline includes: (i) CM24, a humanized monoclonal antibody that blocks the interactions of Carcinoembryonic Antigen Related Cell Adhesion Molecule 1 (CEACAM1), an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways, (ii) NT219, a small molecule that simultaneously targets and inhibits Insulin Receptor Substrate 1 and 2 (IRS1/2) and Signal Transducer and Activator of Transcription (STAT3), two signal transduction pathways in oncology and the development of cancer drug resistance, as further described below and (iii) a platform technology of conditionally-activated tri-specific antibodies engaging both T cells and NK cells to induce a strong, localized immune response within the TME. A cleavable capping technology confines the compound’s therapeutic activity to the local TME, which increases the anticipated therapeutic window in patients. The third arm of the antibody specifically targets the tumor-associated antigen (TAA). This technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems at the TME to induce an optimal anti-tumor immune response. IM1240 is the platform’s lead tribody in development that targets the 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. In developing these therapeutic candidates, we address not only the tumor itself but also the TME, which we believe may improve patient outcome.

●	We are conducting a randomized, controlled, open label, multicenter Phase 2 study to investigate CM24 in combination with the anti-PD-1 checkpoint inhibitor nivolumab for the treatment of pancreatic ductal adenocarcinoma (PDAC) when administered in combination with standard of care chemotherapy as a second line treatment, as compared to standard of care chemotherapy. We have entered into a clinical collaboration agreement with Bristol Myers Squibb to evaluate the combination of CM24 with Bristol Myers Squibb’s PD-1 inhibitor nivolumab and nab-paclitaxel, in patients with pancreatic cancer, in this study. We completed patient enrollment in the study in December 2023, and expect to release interim results in the first half of 2024 and a topline report on the overall study by the end of 2024.

●	We are concluding a phase 1 dose escalation study of NT219 as a single agent in patients with solid tumors and a dose escalation phase of NT219 in combination with cetuximab, for the treatment of patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer and colorectal adenocarcinoma. In February 2024, we determined the RP2D for NT219. We are currently planning the phase 2 study of NT219 at its RP2D level in combination with cetuximab for treatment of patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck in the first half of 2024.

●	We are conducting preclinical studies with our tribody platform and expect to submit an IND application to the FDA for our first tribody, IM1240, in approximately two years.

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

Background on our therapeutic candidates

CM24 is a clinical stage humanized monoclonal antibody directed against CEACAM1, a multi-faceted membrane protein belonging to the Human CEA (Carcino-Embryonic Antigen) protein family that acts as an immune checkpoint inhibitor, a pro-angiogenic, anti-apoptotic agent and a promoter of tumor invasiveness and metastases. Evidence has shown that CEACAM1 is expressed on different white blood cells including lymphocytes neutrophils and monocytes and its expression is up-regulated in several cancer types. Additionally, previous publications in the scientific literature* indicate that CEACAM1 is expressed on neutrophil extracellular traps (NETs) which, among other activities, are believed to promote metastatic processes of tumors. Preclinical studies have shown evidence that CM24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines in vitro and in vivo. Our preclinical studies have shown that CM24 attenuates NET-induced tumor cell migration. CM24 is being developed for multiple oncological indications according to the expression pattern of its target protein. Preclinical studies provide strong justification for CM24’s mechanism of action in activating the immune system through multiple pathways. Additional preclinical studies showed that a combination of CM24 with PD-1 and PDL-1 antibodies resulted in a synergistic anti-cancer effect. In a Phase 1 dose escalation study of CM24 as a single agent, a stable disease rate of approximately 33% among the evaluable patients was noted. In a second Phase 1 dose escalation study of CM24 in combination with the PD-1 inhibitor nivolumab, a disease control rate of 36% among the evaluable patients was noted, including one partial response and three stable diseases. We are developing CM24 as a combination therapy with the anti-PD-1 checkpoint inhibitor nivolumab and standard of care chemotherapy in a Phase 2 study in patients with pancreatic cancer as a second line treatment. We entered into a clinical collaboration agreement with Bristol Myers Squibb for this study. For more information regarding CM24, see, “Item 4. Information on the Company – B. Business Overview - Our Therapeutic Candidates – CM24”.

*	Rayes RF, et al. Neutrophil Extracellular Trap-Associated CEACAM1 as a Putative Therapeutic Target to Prevent Metastatic Progression of Colon Carcinoma. J Immunol. 2020 Apr 15;204(8):2285-2294. PMID: 32169849; and

*	Masucci MT, Et. al. The Emerging Role of Neutrophil Extracellular Traps (NETs) in Tumor Progression and Metastasis. Front Immunol. 2020 Sep 16;11:1749. PMID: 33042107.

NT219 is a novel small molecule that targets IRS1/2 to degradation, and demonstrates the ability of inhibiting both IRS1/2 and STAT3, two key oncology-related proteins, which play major roles in cancer cell survival, drug resistance, angiogenesis, metastasis and immune evasion. NT219 demonstrated efficacy in multiple xenograft and patient-derived xenograft (PDX) preclinical models as a monotherapy but mainly in combination with various classes of cancer drugs such as targeted therapies (against EGFR, mitogen-activated protein kinase (MEK), mutated BRAF) and chemotherapies, overcoming drug resistance and suppressing refractory tumors to these approved therapies. Suppression of refractory tumors to immune check inhibitors by the combination of NT219 with anti-PD1 therapy was presented as well, accompanied by reprogramming of the immune profile and conversion of immunosuppressive TME to immunoreactive. We conducted a phase 1/2 dose escalation study of NT219 as a single agent in patients with solid tumors and a dose escalation phase of NT219 in combination with cetuximab, for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck and colorectal adenocarcinoma. In February 2024, we determined the RP2D for NT219. The Phase 1 dose escalation study is being concluded and the remaining patients’ data are expected to be reported during the first half of 2024. We are currently planning a phase 2 study of NT219 at its RP2D level in combination with cetuximab for treatment of patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck, which we plan to commence during the first half of 2024. For more information regarding NT219, see “Item 4. Information on the Company – B. Business Overview - Our Therapeutic Candidates – NT219.”

Tribody platform technology of conditionally-activated tri-specific antibodies engaging both T cells and NK cells to induce a strong, localized immune response within the TME is in pre-clinical development. A cleavable capping technology confines the compound’s therapeutic activity to the local TME, which increases the anticipated therapeutic window in patients. The third arm of the antibody specifically targets the TAA. This technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems at the TME to induce an optimal anti-tumor immune response. IM1240 is the platform’s lead tribody in development that targets the 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. Our portfolio includes additional early-stage assets, targeting other receptors and TAA. For more information regarding tribody platform, see “Item 4. Information on the Company – B. Business Overview – Our Therapeutic Candidates – Tribody Platform Technology.”

Our competitive strengths

The pharmaceutical market is characterized by large international pharmaceutical companies that develop a wide range of products, both generic and innovative, which operate alongside smaller companies, such as ours, that develop a specific drug or a combination of drugs. Therefore, many small companies enter into agreements with such global companies during the drug development stage in order to continue the development or marketing of the drug, taking advantage of the financial, marketing and/or other resources available to such global companies. At the same time, global companies tend to enter into agreements with smaller companies in order to save development time and resources. The global drug sector is a highly developed market with a turnover of hundreds of billions of U.S. dollars and intense competition.

We believe there are several advantages to the therapeutic candidates we are developing, as set forth below.

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

Additional potential advantages of CM24 over other CEACAM-targeting technologies may include:

●	As CM24 blocks the homo- as well as the hetero-dimerization, i.e. blocks both CEACAM1-CEACAM1 as well as CEACAM1-CEACAM5 interaction - it has the potential to be more effective in controlling the contact inhibition of cancerous cells with cells of the immune system. CM24 acts as an immune adhesion inhibitor molecule – a mechanism that is central to the immune evasion mechanism of neoplastic cells.

●	In addition to its contribution to tumor suppression, CEACAM1 also has a modulatory role in multiple cell types such as T-cells, NK cells, monocytes and neutrophils.

●	CEACAM1 has been proposed to be a ligand for T-cell Immunoglobulin and Mucin domain-3 (TIM-3) – another immune checkpoint inhibitor. By activating TIM-3 with CM24, a synergistic effect may be expected. The relationship between CEACAM1 and TIM-3 has been described as a mechanism that may overcome immune fatigue and T-cell exhaustion (Nature. 2015 Jan 15; 517(7534): 386–390; Acharya N, et al. J Immunotherapy 8:e911-22, 2020).

●	CEACAM1 has been associated with trophism for cancer cells and the metastatic phenotype manifested through its expression on neutrophil extracellular traps (Rayes RF, et al. J Immunology. 2020) and our data.

Finally, CM24 has been evaluated as monotherapy at escalating doses up to 10mg/kg in a phase 1 clinical trial, where 27 patients with different cancers in advanced stages were treated with the monoclonal antibody. There were no dose limiting toxicities which were associated with CM24, nor any drug related mortalities. In a second Phase 1b study, CM24 at 3 dose levels, 10, 15 and 20mg/kg, was administered in combination with standard dose of nivolumab to a total of 14 patients with PDAC, CRC and papillary thyroid cancer. The combination of CM24 and nivolumab was well tolerated and demonstrated initial signals of efficacy. A randomized, controlled, open label, multicenter Phase 2 study evaluating CM24 in combination with nivolumab and standard of care chemotherapy in patients with pancreatic ductal adenocarcinoma as a second line treatment as compared to standard of care chemotherapy was initiated and enrollment was completed during December 2023.

NT219:

NT219 is a first in class and currently the only drug candidate to the best of our knowledge that inhibits both IRS1/2 and STAT3, where inhibition of both was demonstrated essential to facilitate significant anti-tumor effect and overcome drug resistance.

NT219 binds covalently to IRS1 and IRS2 and targets them to degradation, gaining a sustained inhibition of IRS1/2-mediated signaling. Prolonged inhibition of STAT3 was also demonstrated, long after the drug was washed out.

NT219 is a small molecule, and small molecules are typically less expensive to develop and have less complex CMC as compared to proteins or antibodies.

In preclinical development, NT219 demonstrated several advantageous effects in animal models, such as:

●	single agent activity in PDX and xenograft models;

●	overcoming drug resistance acquired by various cancer types;

●	synergistic anti-tumor effects in combination with approved cancer therapies belonging to various classes such as chemotherapy and targeted therapies; and

●	suppression of refractory tumors to immune check inhibitors by the combination of NT219 with anti-PD1 therapy. The effect on tumor growth was accompanied by the conversion of immunosuppressive TME to immunoreactive (upregulation of cytotoxic T cells and NK cells paralleled with a decrease in T regulatory cells, tumor-associated macrophages and MDSCs).

In the monotherapy portion of the phase 1/2 dose escalation study of NT219, no dose limiting toxicities (DLTs) have been observed and NT219 has been found to be well tolerated with no treatment-related Grade 4/5 AEs.

In the dose escalation study of NT219 in combination with cetuximab, anti-tumor activity was observed in previously treated HPV negative 2L/3L R/M SCCHN patients. As of January 25, 2024, 17 patients were enrolled in the combination arm; 15 patients were evaluable for efficacy, 7 of which were at the highest dose levels of 50+100 mg/kg. Out of these 7 patients, 2 patients demonstrated confirmed partial response and 3 patients demonstrated stable disease, representing a 29% objective response rate (ORR) and 71% disease control rate (DCR). Median follow-up across all dose levels is 9.4 months (95% CI: 3.4-10.0, 8 out of 15 patients remaining in follow up). Safety profile was well tolerated and manageable up to and including at 100mg/kg. Most common treatment emergent adverse events (AEs) were infusion related reactions and nausea and no treatment-related Grade 4/5 AEs were observed. Pharmacokinetic analysis demonstrated dose dependent increase. We determined the RP2D for NT219 at 100mg/kg. The Phase 1 dose escalation study is being concluded and we plan to commence a Phase 2 study in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer in the first half of 2024.

Tribody Platform Technology and IM1240:

Our tribody platform technology of conditionally-activated tri-specific antibodies is a multi-valent antibody designed to activate anti-tumoral immune response against TAA positive tumors.

The two features described below represent advantages of our tribody platform as they provide specific anti-tumor effects at the tumor site with reduced side effects, as well as efficient activation of the anti-tumoral immune response.

●	Dual activation of T cells and NK cells to induce a stronger specific immune response against cancer cells (Kyrysyuk et al., Annu. Rev. Immunol. 2023. 41:17–38); and

●	A cleavable capping system aimed to prevent systemic T cell engagement, improve safety profile and pharmacokinetic properties, and widen the therapeutic index.

The tribody platform is a wide platform that allows incorporation of antibodies against various TAAs, and thereby produces a pipeline of products that target multiple cancer types expressing these TAAs. It is also versatile in terms of the NK cell targets.

The IM1240 therapeutic candidate has distinctive features that we believe could allow it to outperform competitors. 5T4 is a well-studied TAA, minimally expressed in healthy tissues and associated with poor prognosis in multiple cancer types.

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

Our oncology therapeutic candidates, CM24, NT219 and the tribody platform with its leading therapeutic candidate IM1240, are further described below.

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

CM24 is a blocking monoclonal antibody that prevents CEACAM1-CEACAM1 and CEACAM1-CEACAM5 interactions, thus enhancing the cytotoxic activity of lymphocytes, attenuating metastatic processes, preventing angiogenesis, and promoting tumor apoptosis.

CEACAM1 is part of the neutrophil extracellular trap (NET) complex. NETs are regarded as an important member of the TME, which contribute to metastatic dissemination and immune evasion. We have demonstrated direct binding of CM24 to NETs, and inhibition of NET-induced cancer cell migration by CM24. The effects on NETs demonstrate a novel mechanism of action for CM24, which may support the role of CM24 in controlling immune evasion, metastasis, NET-related complications and patient’s survival.

CM24 Suppresses Neutrophil Extracellular Trap (NET)-Induced Migration and Metastasis of Cancer Cells

Preclinical and Mechanism of Action and Target Validation

The preclinical studies have shown evidence that CM24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines. Additional preclinical studies provide strong justification for CM24’s mechanism of action in activating the immune system through multiple pathways as validated by world renowned researchers at Harvard Medical School and MIT, in an article published in Nature* as well as by Dr. Gal Markel from the Tel HaShomer Medical Center**. In September 2023, we reported initial results of potential biomarkers for CM24 therapy, that were presented in a poster entitled “Phase 1 Study of CM24 in Combination with Nivolumab in Patients with Advanced Pancreatic Cancer – Survival, Exploratory Biomarkers and Effect on Neutrophil Extracellular Traps (NETs)” at the American Association of Cancer Research (AACR) Special Conference: Pancreatic Cancer. Exploring the patient’s biopsies and serum samples of the first part of our CM24 Phase 1/2 clinical study to search for potential biomarkers, we showed that higher levels of CEACAM1-positive tumor infiltrating lymphocytes pre treatment may associate with longer survival in patients treated with CM24 and nivolumab. In addition, we demonstrated for the first time that CM24 treatment significantly reduced the level of NET marker MPO in patients’ serum.

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

A Phase 1/2 study that includes three parts is ongoing. The first part which has already been completed included a dose escalation of CM24 at 10, 15 and 20mg/kg, in combination with standard dose of the PD-1 inhibitor nivolumab, in patients with selected solid tumors who have received up to 2 prior regimens for their advanced and/or metastatic disease. The primary objective of this part of the study was to evaluate safety, tolerability, PK and determine the RP2D.

In June 2021, we reported on the first dose cohort of the dose escalation phase (10mg/kg), where one patient with refractory advanced MSI-S pancreatic cancer having been previously treated with two previous regimens, had a confirmed partial response to CM24 and nivolumab, both with respect to imaging and biochemical markers. The responsive patient showed a 40% reduction in tumor size following two cycles of treatment with CM24 in combination with nivolumab 480mg/kg. In addition, levels of CA19-9 tumor marker dropped by 56%, compared to baseline levels. Additionally, there were no dose-limiting toxicities or serious adverse events observed in any of the three patients enrolled in the first dose cohort of the study.

In July 2023, we reported clinical data from the first part of the Phase 1/2 study. Fourteen patients were evaluable for efficacy, out of which 11 were PDAC patients. Best overall response included 1 Partial Response (PR) (PDAC) and 4 Stable Disease (SD) (3 PDAC and 1 papillary thyroid cancer (PTC)). No DLTs were observed across all dose levels; no Grade 4 or higher adverse events (AEs) or treatment related deaths have been reported. Pharmacokinetic analysis of CM24 shows exposure is dose-proportional across the 3 doses in this study. Median Overall Survival 4.5 months (95% CI 2.0-11.1) for 11 PDAC patients.

The second part of the study, which has been completed, was designed as a safety (primary endpoint) run-in stage, enrolled patients with advanced/metastatic PDAC who have received up to one prior regimen for their disease. In this part of the study, PDAC patients received CM24 at 20mg/kg plus nivolumab at 240mg and one of the following two standard of care chemotherapy regimens of either gemcitabine and nab-paclitaxel or liposomal-irinotecan (Nal-IRI), 5-fluorouracil and leucovorin. A total of 16 PDAC patients were enrolled in this part of the trial. No DLTs were noted in those patients.

In February 2023, we reported enrolment of the first patient to the third part of the study. This part of the study is a randomized, controlled, opened labeled, multi-center study, comparing treatment of PDAC patients who have received up to one treatment regimen for their advanced/metastatic disease with CM24, nivolumab and standard of care (SoC) chemotherapy (experimental cohort) vs. SoC chemotherapy (control cohort). This randomized Phase 2 study is designed to include approximately 30 patients in the experimental cohort and approximately additional 30 patients in the control cohort. In December 2023, we reported enrollment completion for this part of the study. The study is currently being conducted in 18 sites in the United States, Spain and Israel. The primary endpoint of this randomized part of the trial is overall survival while additional efficacy (e.g., PFS, OS rate at 6 and 12 months, PFS rates at 3 and 6 months, ORR and DOR) and safety measures will be part of the secondary endpoint of the trial. The study will also include different assessments of tumor tissue and blood aimed at exploring potential biomarkers. The trial is conducted in clinical collaboration with Bristol Myers Squibb. Additional information about the trial can be found at www.clinicaltrials.gov, NCT Identifier NCT04731467.

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

Tumor Resistance to Immunotherapy. While the advent of immune checkpoint blockade (ICB) has dramatically improved the prognosis of many immune-infiltrated cancers, for others, unfortunately, these benefits have yet to be realized. The main challenge in this field is to identify combination therapies that can convert immunosuppressive TME to immunoreactive and combat evolved resistance.

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

Mechanism of Action

The NT219 is a first in class small molecule and the only therapeutic candidate to the best of our knowledge that acts as a dual inhibitor of IRS1/2 and STAT3, both of which play major roles in oncogenesis and cancer drug resistance. While most targeted anti-cancer drugs inhibit the “ON” signal, NT219 activates the “OFF” switch, leading to serine phosphorylation and degradation of IRS-1/2, reducing STAT3 phosphorylation, and extensively blocking major oncogenic pathways.

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

The same principal is true for STAT3. Feedback activation of STAT3 is a common resistance mechanism to many targeted cancer therapies (such as the inhibitors of EGFR, MEK, BRAF) and cytotoxic chemotherapies. Combining these cancer therapies with NT219, which disrupt this feedback mechanism, could potentially enhance cell death and delay resistance, suggesting a co-treatment strategy that may be broadly effective in oncogene-addicted tumors.

Degradation of IRS proteins and blockage of STAT3 by NT219 could potentially prevent resistance to multiple anti-cancer drugs, extend the duration of effective drug treatment, and restore drug sensitivity in resistant tumors.

NT219 has high affinity and selective binding to its target proteins. NT219 binds covalently to IRS 1/2 and with low nano-molar affinity to the STAT3. Data from preclinical work showed that a short exposure of cancerous cells to NT219 was sufficient to trigger irreversible shutdown of these pathways, resulting in a long-term anti-cancer effect.

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

Efficacy of NT219 was demonstrated in combination with three major classes of oncology drugs:

1)	Antibodies such as the EGFR antibody (Erbitux) and the immuno-oncology anti-PD1 antibody (Opdivo™, Keytruda);

2)	Kinase Inhibitors such as blockers of EGFR (Tagrisso, Tarceva), MEK (Mekinist), Mutated BRAF (Zelboraf), and mTOR (Afinitor); and

3)	Chemotherapy agents such as gemcitabine (Gemzar), 5FU, and Oxaliplatin.

In 2021, we expanded an existing research agreement, led by Menashe Bar-Eli, Ph.D., Professor, Department of Cancer Biology, at The University of Texas MD Anderson Cancer Center, to evaluate the potential efficacy of the combination of NT219 and immuno-oncology drugs, such as anti-CTLA4 or anti-PD1/PDL1 antibodies.

In April 2023, we reported preclinical results of this research and supportive mechanism of action data, that was presented in a poster entitled “NT219 induces tumor PD-L1 expression and potentiates anti-PD-1 efficacy” at the American Association of Cancer Research (AACR) 2023 Annual Meeting. The findings showed that NT219 sensitizes resistant melanoma tumors to αPD-1 and prolongs mouse survival, providing a rationale for combining anti-PD-1 therapy with NT219 as a potential strategy to overcome resistance to immune checkpoint blockade (ICB) therapy.

Immune profiling of the ICB-resistant tumors following treatment of the mice with the combination of NT219 with α-PD-1 or α-CTLA4 demonstrates reprograming of the TME and reveals enhanced infiltration and activation of cytotoxic T cells and NK cells, paralleled with a decrease in T regulatory cells, M2 macrophages and monocytic and granulocytic myeloid-derived suppressor cells (MDSCs), suggesting the potential of this combinations to restore the efficacy of anti-PD-1 and anti-CTLA4 therapies by converting immunosuppressive TME to immunoreactive.

Clinical Development

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

As a result, the first in human Phase 1 study of NT219, which we commenced in the second half of 2020, evaluated single agent NT219 at a dose escalation, in patients with advanced cancer diseases. Patients for this component of the trial (deemed Part A) were evaluated for safety as the primary endpoint, and efficacy as a secondary endpoint. The escalation took the form of a 3+3 standard design, together with a “backfill” groups enrolling of up to 3 additional patients at doses which had already been deemed safe. Patients were administered NT219 weekly until disease progression or study withdrawal for any other cause.

In December 2021, we initiated Part B of our ongoing Phase 1/2 clinical trial of NT219, as a dose escalation study of NT219, beginning with 6mg/kg, in combination with the standard dose of cetuximab (ERBITUX®), in patients with recurrent and/or metastatic squamous cell carcinoma of head and neck cancer (SCCHN) and colorectal adenocarcinoma (CRC). In this arm, patients with advanced cancer, who were eligible for cetuximab therapy (e.g., SCCHN and CRC), received a combination of the drugs, with NT219 being administered first, followed by cetuximab, in a similar course of weekly administrations. The combination was evaluated in a similar 3+3 design and backfill groups as described for single agent part of the study.

These two parts of the study provided information regarding the safety of NT219 as a single agent and in combination with cetuximab, including the determination of the recommended phase 2 dose (RP2D), as well as preliminary efficacy signal of NT219 as a single agent and in combination with cetuximab.

In February 2024, we reported that the recommended Phase 2 dose for NT219 in combination with cetuximab for the treatment of R/M SCCHN patients based on the Phase 1/2 dose escalation study was determined to be 100mg/kg.

In February 2024, we also reported clinical data from the Phase 1 dose escalation study of NT219 in combination with cetuximab in the treatment of patients with recurrent and/or metastatic head and neck cancer. In the dose escalation study of NT219 in combination with cetuximab, anti-tumor activity was observed in previously treated HPV negative 2L/3L R/M SCCHN patients. As of January 25, 2024, 17 patients were enrolled in the combination arm; 15 patients were evaluable for efficacy, 7 of which were at the highest dose levels of 50+100 mg/kg. Out of these 7 patients, 2 patients demonstrated confirmed partial response and 3 patients demonstrated stable disease, representing a 29% objective response rate (ORR) and 71% disease control rate (DCR). Median follow-up across all dose levels is 9.4 months (95% CI: 3.4-10.0, 8 out of 15 patients remaining in follow up). Safety profile was well tolerated and manageable including at the recommended dose level of 100mg/kg. Most common treatment emergent AEs were infusion related reactions and nausea and no treatment-related Grade 4/5 AEs were observed. Pharmacokinetic analysis demonstrated dose dependent increase. The Phase 1 dose escalation study is being concluded and we plan to commence a Phase 2 study of NT219 at its RP2D level in combination with cetuximab for treatment of patients with recurrent and/or metastatic head and neck cancer in the first half of 2024.

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

Tribody Platform Technology

Background

For decades, cancer research has been heavily focused on therapeutic modalities directly targeting cancer cells such as radio- or chemotherapy. Despite providing significant improvement of patient outcome, these treatments have significant limitations related to poor tolerability and acquired resistance mechanisms. More recently, further to a better understanding of tumor escape mechanisms, the rise of immuno-oncology approaches opened new horizons. Immune checkpoint inhibitors designed to release effector immune cells from inhibitory signals delivered by cancer cells and the TME have become the backbone therapy in numerous oncology indications and new strategies have been explored to redirect immune cells towards malignant cancer cells.

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

The increase in T cell engagers or more generally immuno-engagers that are in development is directly related to the progress in protein engineering technologies allowing to derive new antibody-based compounds with distinctive features. Compared to monospecific monoclonal antibodies, multi-specific constructs potentiate antibody-mediated effects, for example they can be used to “crosslink” immune cells and cancer cells expressing specific TAAs, they can bind two epitopes on the same target to avoid resistance or they can interact with several TAAs or several immune cells. Numerous formats of bispecific antibody-based therapeutic candidates are being investigated in clinical studies and the possibilities are further increasing with the emergence of tri- and multi-specific compounds some of which have already shown potential promising data and are entering clinical testing. The main field for all of these compounds is oncology, and in general, at least one of the specificities is intended to redirect T- or NK cells. Based on new research and clinical insights, the rationale for dual engagement of T and NK cells is attaining stronger recognition and this is one of the main features of our tribody platform.

Tribody Platform Description

Our tribody platform technology is comprised of conditionally-activated tri-specific antibodies engaging both T cells and NK cells to induce a strong, localized immune response within the TME. A cleavable capping technology confines the compound’s therapeutic activity to the local TME, which increases the anticipated therapeutic window in patients. The third arm of the antibody specifically targets the TAA. This technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems at the TME to induce an optimal anti-tumor immune response.

T cell engagement is achieved through binding CD3 using a commercially validated antibody fragment. CD3 is a protein complex associated to the T cell receptor on the surface of both CD4+ and CD8+ T cells. Agonistic binding to CD3ε triggers T cell activation that is mediated by Lck/Zap70 and leads to downstream activation of multiple signaling pathways such as NK-kB or NF-AT. Anti-CD3 is the backbone of the vast majority of bispecific T cell engagers. Three were already approved by the US FDA (Blinatumomab, CD3×CD19 in 2014 for acute lymphoblastic leukemia, Tebentafusp, CD3×IMCgp100 in 2022 for Uveal Melanoma, teclistamab, CD3xBCMA in 2022 for Multiple Myeloma) and a large number other BiTE are currently in clinical development.

The NK cell mediated activity is manifested by the NK cell engager arms of NKG2A or NKG2D. The NKG2A arm of the tribody blocks the interaction between NKG2A, an inhibitory receptor expressed on NK cells or CD8+ T-cells, and the HLA-E ligand expressed on cancer cells. Blockage of the inhibitory effect of NKG2A-HLA-E interaction allows NK and T-cell activation and thereby, promotes tumor suppression, and consequently induces cell killing. The NKG2D of the tribody arm inhibits the interaction between NKG2D, an activating receptor expressed on NK cells and CD8+ T-cells, and its ligands expressed on cancer cells, eliciting cytotoxicity of NK and T cells against the tumor. This activation of NKG2D triggers cellular proliferation, cytokine production, and cancer cell killing.

In addition to its unique combination of the TAA, CD3 and NK cells binding arms, our tribody platform is also differentiated from competing products with a cleavable cap, which limits the compound’s therapeutic activity to the local TME. This cap is attached to the anti-CD3 moiety and blocks its interaction with circulating CD3 positive T cells thereby impeding potential off-tumor adverse reactions. The cap is designed to be cleaved-off by multiple TME-specific proteases, which increase the likelihood for cleavage by many tumor types. Upon removal of this cap, the anti-CD3 moiety of the molecule is freed to bind and activate T lymphocytes via CD3.

Our lead tribody in development is IM1240 that targets 5T4 as TAA, which is expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcome. IM1240 is directed towards 5T4 (also known as trophoblast glycoprotein (TPBG)), using a proprietary set of complementarity-determining regions (CDRs). 5T4 is an oncofetal surface protein that is not found on adult healthy tissues but is abnormally expressed in several cancer types. This specific expression pattern as well as the correlation with poor prognosis in different cancer diseases such as lung, gastric, head and neck and other cancers makes it an ideal TAA for various therapeutic approaches.

Preclinical data

IM1240 is the outcome of significant lead optimization work to maximize the compounds properties in terms of affinity, efficacy and safety. The different tribodies demonstrated high affinity for 5T4, CD3 and NK cell inhibitory receptor and efficient anti-tumor responses in in vitro killing assays.

The benefit of the dual T cell/ NK cell activation was demonstrated in cytotoxicity assays against various 5T4+ cancer cells lines, and in an autologous patient-derived NSCLC explant study, where the 5T4xCD3xNK tribody was more potent than either the 5T4xCD3 or the 5T4xNK variants. In terms of specificity no cytotoxicity was observed in 5T4 negative cancer cells.

The relevance and robustness of the cleavable capping system was investigated in xenograft models using immune-competent mice. Sustained tumor regression was achieved with the tribody harboring a cleavable cap. The effect was superior to a variant with no cap, illustrating the detrimental effect of peripheral engagement of tumor-irrelevant T cells. The efficacy was completely lost using a variant with non-cleavable cap in which the CD3 arm of the tribody remained blocked.

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

CM24

FameWave’s patent and patent application portfolio, covering the entire CEACAM1 antibody termed CM24 and other antibodies and uses thereof, includes six patent families, covering anti CEACAM1 antibodies and their uses in the treatment of cancer and other diseases.

●	Patent Family 1 relates to anti-human CEACAM1 antibodies, hybridoma cells producing these antibodies and methods of using the antibodies. United States patents as well as European counterparts were granted, as well as patents in Brazil, Canada, China, Israel, Japan, Korea and Russia, all of which have a maximum term of April 28, 2030. The European patents were validated in France; Germany; Ireland; Italy; The Netherlands; Poland; Spain; Switzerland; and United Kingdom.

●	Patent Family 2 relates to method of diagnosing melanoma or monitoring progression of melanoma, the method comprising determining a level of human CEACAM1 on isolated lymphocytes of a human subject in need thereof, wherein an upregulation of said level of CEACAM1 above a predetermined threshold is indicative of melanoma or stage thereof in said subject. Patents were granted in Israel and Europe. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France and Switzerland. All granted patents have a maximum term of July 20, 2030.

●	Patent Family 3 relates to antibodies (in particular chimeric antibodies) as well as molecules having at least the antigen-binding portion of an antibody against the human protein CEACAM1. Two United States patents as well as two European counterparts were granted. The European patents are validated in Germany, France, Spain, Italy, United Kingdom, Ireland, The Netherlands, Poland and Switzerland. Patents were also granted in Brazil, Canada, China, India, Israel, Japan, Korea and Russia. The patents of this family have a maximum term of October 9, 2032, except for the U.S. patent that has a maximum term of May 22, 2030.

●	Patent Family 4 relates to compositions comprising anti-human CEACAM1 antibodies, compositions comprising antibodies capable of inhibiting or blocking the interaction between PD-1 and its ligands, and methods for their combined use in treating cancer. Patents have been granted in the United States, Europe, Brazil, Canada, China, India, Japan, Korea, Mexico and Russia. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France, Switzerland and Poland. These patents have a maximum term of November 24, 2034. A divisional Patent application is allowed in Europe.

●	Patent Family 5 relates to humanized antibodies, including CM24, capable of specific binding to human CEACAM1 molecules containing human-to-murine back-mutations in non-CDR variable regions, and their encoding polynucleotide sequences. Patents have been granted in the United States (2 patents), Europe, Canada, China, Eurasia (validated in Russia) Israel, Japan Korea and Mexico with a maximum term of April 26, 2035. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France, Switzerland and Poland. A continuation-in-part application is pending in the United States, a divisional application is pending in Mexico and national phase applications are pending in Brazil (allowed), and India.

●	Patent Family 6 relates to use of CM24 in inhibition of NET-mediated activities and in prevention and treatment of pathologies associated with these activities. An international (PCT) application was filed on November 9, 2023 claiming priority from U.S. provisional applications filed on November 10, 2022 and September 21, 2023.

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

THM is entitled to appoint an observer to FameWave’s board of directors who has all the rights of any other director of FameWave save for the right to vote. To date, THM has not acted on this right

FameWave has agreed to purchase and maintain, at its own expense, insurance which covers its liability pursuant to the THM License Agreement, in its name and naming the indemnified parties as additional insured parties.

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

●	Patent Family 1 relates to compounds modulating the insulin-like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. Patents were granted in Europe and the United States, and have a maximum term of December 4, 2027, April 2, 2028, respectively. The European patent was validated in France, Germany, Switzerland and the United Kingdom.

●	Patent Family 2 also relates to compounds modulating the insulin-like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer, and specifically discloses and claims NT219. Patents were granted in Europe and Israel, and have a maximum term of June 7, 2029, and in the United States, with a maximum term of April 2, 2028. The European patent was validated in France, Germany, Italy, The Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 3 relates to compounds having a benzo[e][1,3]thiazin-7-one core and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. Patents were granted in Europe and the United States, with a maximum term of December 27, 2031, and April 9, 2032, respectively. The European patent was validated in France, Germany, Italy, The Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 4 relates to combinations of the compounds disclosed in Patent Families 1-3, acting as dual modulators of IRS and STAT3, with various targeted drug classes (inhibitors of EGFR, mTOR; MEK or mutated B-Raf), as well as chemotherapeutic agents (Gemcitabine, 5-FU, Irinotecan and Oxaliplatin), and use of such combinations for the treatment of cancer. Patents were granted in Australia, China, Europe and Israel, and have a maximum term of February 4, 2036, and in the United States, with a maximum term of August 12, 2036. Patent applications are pending in Brazil (allowed), Canada, China, Europe, Japan, Korea and the United States. The European patent was validated in Switzerland, Germany, Spain, France, Great Britain, Ireland, Italy and The Netherlands.

●	Patent Family 5 relates to specific combinations of the compounds disclosed in Patent Families 1-3, with various antibodies against PD-1 protein and/or anti-programmed cell death protein 1 ligand (PD-L1). Patents were granted in Japan and Russia and have a maximum term of November 16, 2037. Patent applications are pending in Brazil, Canada, China, Europe, Israel, Korea, Mexico, and the United States.

●	Patent Family 6 relates to the method which prevents the conversion of NT219 from its active form to a less active form and supports maintenance of the active form during manufacturing, storage and handling until administered to the patient. A Chinese patent was granted and has a maximum term of February 17, 2042. An international PCT patent application is pending. Any patent issued based on the PCT application will have a maximum patent term of October 3, 2042.

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

Tribody

●	Patent Family 1 relates to conditionally activated tri-specific antibodies that engage T cells, NK cells, and tumor cells, including the antibody clone identified as IM1240, compositions thereof, and methods of use thereof for treating cancer in a subject in need. The tri-specific antibodies further include a cleavable capping technology for regulating the binding/activation of T cells to within a TME and for extending the half-life of the antibodies. National Phase applications have been entered and are pending in Australia, Brazil, Canada, China, Europe, Israel, India, Japan, the Republic of Korea, Mexico, and the United States. The expected term of any granted national phase application is May 4, 2041, not including patent term extension.

●	In addition, we own four additional patent families related to conditionally activated tri-specific antibodies that engage T cells, NK cells and tumor cells including different TAAs with their respective CDRs and compositions thereof, and methods of use thereof for treating cancer as well as GvHD, viral or bacterial infections in a subject in need.

Other

We own three patent families covering uses of a monoclonal antibody, which we are currently evaluating for their potential for further development, for the purpose of treating cancer and infectious diseases, based on these patents.

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

Government Regulations and Funding

Pharmaceutical companies are subject to extensive regulation by foreign, federal, state and local agencies, such as the FDA in the U.S., the Ministry of Health in Israel, or the various European regulatory authorities. The manufacture, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. Additionally, in the U.S., we must follow the rules and regulations established by the FDA requiring the presentation of data indicating that our products are safe and efficacious and are manufactured in accordance with cGMP regulations. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, our products may be subject to detention and/or seizure, shipments of our products could be refused entry into the United States, and we may be criminally prosecuted. We and our manufacturers and CROs may also be subject to regulations under other foreign, federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act and federal healthcare fraud and abuse laws, including the False Claims Act.

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

Second, pertaining to research and development, when we conduct trials in humans in Israel, the trials will be subject to the approval of the Helsinki Committee, which acts by force of the Public Health Regulations (Trials in Human Beings), 1980 (Trials in Human Subjects Regulations), as amended, and according to the guidelines of the Helsinki declaration, or any other approval required by the Ministry of Health. According to the Trials in Human Beings Regulations, the Helsinki Committee must plan and approve every experimental process that involves human beings. The Helsinki Committee is an institutional committee that acts in the medical institution in Israel where the trial is performed and is the party that approves and supervises the entire trial process. In practice, the physician, who is the principal investigator in the trial, submits an application that includes, among other documents, the investigator brochure, clinical trial protocol and the informed consent form, on behalf of the requesting party. This committee may request changes and/or additional documents. Applications which are approved by the Helsinki Committee are forwarded to the “high committee” at the IMOH, which reviews all documents. The IMOH may request additional changes or documents (Investigational Medicinal Product Document, or, for short IMPD, which includes details regarding the manufacturing testing and quality of the drug to be tested) as part of its approval process. The IMOH sends its decision, along with that of the IMOH, to the manager of the medical institute for approval. According to the procedure for medical trials in human beings of the IMOH, the Helsinki Committee will not approve performance of a medical trial, unless it is absolutely convinced that the following conditions, among others, are fulfilled: (a) the expected benefits for the participant in the medical trial and to the requesting party justify the risk and the inconvenience involved in the medical trial to its participant; (b) the available medical and scientific information justifies the performance to the requested medical trial; (c) the medical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed and precise manner in the protocol of the medical trial, conforming with the Helsinki principles declaration; (d) the risk to the participant in the medical trial is as minimal as possible; (e) optimal monitoring and follow-up of the participant in the medical trial; (f) the initiator, the Principal Investigator and the medical institute are capable and undertake to allocate the resources required for adequate execution of the medical trial, including qualified personnel and required equipment; (g) the Principal Investigator, the sub-investigator(s) have the appropriate training in the conduct of clinical trials and have necessary professional experience in conducting such said clinical trials; the investigators will follow GCP guidelines, the IMOH and local SOPs; and (h) the nature of the commercial agreement with the Principal Investigator and the medical institute does not impair the adequate performance of the medical trial. The IMOH also licenses and regulates the marketing of pharmaceuticals in Israel, requiring the relevant pharmaceutical to meet internationally recognized cGMP standards.

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

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the MMA) imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries and included a major expansion of the prescription drug benefit under Medicare Part D. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government reimbursement for some of the costs of prescription drugs may increase demand for our therapeutic candidates, if approved, if they are covered by a Part D prescription drug plan. However, any negotiated prices for our therapeutic candidates, if approved, covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payers.

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

As of December 31, 2023, TyrNovo has received grants from the IIA in a total amount of approximately NIS 5.5 million (approximately $1.52 million), no royalties had been paid in respect to the grants received by TyrNovo from the IIA and it had a contingent obligation to the IIA (including interest) of $2.3 million. There is no guarantee that TyrNovo will receive  any further grants from the IIA or that the grants will be in the scope received in the past.

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

Our corporate structure consists of Purple Biotech Ltd., incorporated under the laws of the State of Israel, our wholly-owned subsidiaries, FameWave, incorporated under the laws of the State of Israel, Kitov USA Inc. (currently inactive), incorporated under the laws of the state of Delaware, Purple Biotech GmbH, incorporated under the laws of Switzerland, and Immunorizon Ltd., incorporated under the laws of the State of Israel, and our majority owned subsidiary TyrNovo, incorporated under the laws of the State of Israel, of which we own approximately 98.47% of its shares.

D.	Property, Plant and Equipment

All of our facilities are leased, and we do not own any real property. The principal executive offices for Purple Biotech, TyrNovo, FameWave and Immunorizon are in a commercial office building located in the Science Park in Rehovot, Israel. Our current office space of approximately 625 square meters is subject to a 63.5-month lease, which commenced on September 15, 2020, and expires on December 31, 2025, and we have an option to extend such lease for an additional 60 months beyond the current term. Of our office space, 200 square meters were subleased to a third- party until April 2024, and the third party has an option to extend the lease period for an additional 12 months. We have no material tangible fixed assets apart from the property described above. We believe our facilities are adequate and suitable for our current needs.

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

Overview

We are a clinical-stage company developing first-in-class, effective and durable therapies that harness the power of the TME to overcome tumor immune evasion and drug resistance. Our oncology pipeline includes: NT219, CM24 and the tribody platform with its leading tribody in development, IM1240.

CM24 is a humanized monoclonal antibody that blocks the interactions of CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. We are conducting a randomized, controlled, open label, multicenter Phase 2 study to investigate CM24 in combination with the anti-PD-1 checkpoint inhibitor nivolumab for the treatment of pancreatic ductal adenocarcinoma (PDAC) when administered in combination with standard of care chemotherapy as a second line treatment, as compared to standard of care chemotherapy. We have entered into a clinical collaboration agreement with Bristol Myers Squibb to evaluate the combination of CM24 with Bristol Myers Squibb’s PD-1 inhibitor nivolumab, together with nab-paclitaxel, in patients with pancreatic cancer, for this study. We completed patient enrollment in the study in December 2023, and expect to release interim results in the first half of 2024 and a topline report on the overall study by the end of 2024.

NT219 is a small molecule that simultaneously targets and inhibits IRS1/2 and STAT3, two signal transduction pathways in oncology and the development of cancer drug resistance, as further described below. We conducted a phase 1/2 dose escalation study of NT219 as a single agent in patients with solid tumors and a dose escalation phase of NT219 in combination with cetuximab, for the treatment of patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer and colorectal adenocarcinoma. In February 2024, we determined the RP2D for NT219. The Phase 1 dose escalation study is being concluded and we plan to commence a Phase 2 study in combination with cetuximab in head and neck cancer in the first half of 2024.

Tribody Platform Technology of conditionally-activated tri-specific antibodies engaging both T cells and NK cells to induce a strong, localized immune response within the TME is in pre-clinical development. A cleavable capping technology confines the compound’s therapeutic activity to the local TME, which increases the anticipated therapeutic window in patients. The third arm of the antibody specifically targets the TAA. This technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems at the TME to induce an optimal anti-tumor immune response. IM1240 is the platform’s lead tribody in development that targets the 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes. The acquired portfolio includes additional early-stage assets, targeting other receptors and TAA. We are conducting preclinical studies with our tribody platform and expect to submit an IND application to the FDA for our first tribody, IM1240, in approximately two years.

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

History of Losses

Since commencement of our pharmaceutical research and development operations, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and will need to obtain additional funds to further develop our research and development programs. As of December 31, 2023, we had an accumulated deficit of approximately $137.5 million.

We plan to fund our future operations through commercialization and/or out-licensing of our therapeutic candidates and to raise additional capital in the future through either debt or equity financing.

Components of Statement of Operations

Research and Development Expenses

Our research and development costs are comprised of basic scientific research, preclinical studies, CMC development, clinical studies and medical research. Our research and development team combine clinical and regulatory development expertise mainly in the United States and Israel, and research and development capabilities of our scientific team in Israel. Our research and development activities are focused on our two oncology therapeutic candidates that are in clinical trials, NT219 and CM24, including CMC, regulatory and clinical development, and our tribody platform with its lead drug candidate, IM1240, which is in the preclinical development stage. A significant portion of our research and development activities, including our preclinical and clinical studies, are performed through subcontractors such as CROs and third-party manufacturers.

Our research and development expenses may fluctuate depending on the scope and timing of certain high-expense activities such as CMC activities and clinical trials. For example, in 2021, we initiated a phase 1b/2 study of CM24, which increased our research and developments expenses in 2021. In 2022, we conducted two clinical studies and expanded the clinical development upon completion of the dose escalation phases in CM24, in addition to CMC activity to support the studies, resulting in an increase of our research and development expenses. In 2023, we initiated a phase 2 study of CM24 and completed patient enrollment in the study in December 2023, in addition to CMC activity to support the studies, resulting in an increase of our research and development expenses.

Research and development expenses also include compensation for our employees and consultants for medical, regulatory and development work. As of December 31, 2023, our research and development staff consisted of 13 full-time employees.

We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future, as we continue to develop our therapeutic candidates and technology.

Set forth below is a summary of the research and development expenses for the years ended December 31, 2023, 2022 and 2021. All the costs in 2023 were incurred in connection with the development of NT219, CM24 and our tribody platform. In 2022 and 2021 all the costs were incurred in connection with the development of NT219 and CM24.

	Year Ended December 31,
	2023	2022	2021
	(U.S. dollars in thousands)
Total research and development expenses	17,034	16,320	11,827

In addition to the major cost of preclinical studies, clinical trials, and CMC development, research and development expenses include consulting expenses for regulatory and project management work required for the development of our therapeutic candidate portfolio. Set forth below is a summary of our research and development expenses based on the type of expenditure.

	Year Ended December 31,
	2023	2022	2021
	(U.S. dollars in thousands)
Salary and salary related expenses	2,323	2,382	1,721
Share-based payment	768	768	557
Service providers	13,943	13,170	9,549

	17,034	16,320	11,827

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our therapeutic candidates for potential commercialization. Our future research and development expenses will depend on the success of the preclinical and clinical trials for our therapeutic candidates, as well as the availability of resources and based on ongoing assessments of the commercial potential of our therapeutic candidates and other therapeutic candidates we may acquire. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.”

As we obtain results from preclinical studies and/or clinical trials, we may elect to discontinue or delay development and preclinical studies and/or clinical trials for certain therapeutic candidates in order to focus our resources on more promising therapeutic candidates or projects. Alternatively, we may elect to allocate more resources towards our current therapeutic candidates than currently anticipated. Completion of preclinical studies and/or clinical trials by us or by our future licensees may last several years or more, although the exact duration generally varies based on the nature, complexity, novelty and intended use of a therapeutic candidate. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business, Operations and Regulatory Matters.”

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of compensation for directors, employees and consultants in executive and operational functions. Other significant selling, general and administrative expenses include insurance premiums, professional fees of external auditors and legal services, travel costs and legal expenses less reimbursement of legal expenses associated with class action claims.

Expenses (income) on account of warrants

Expenses (income) on account of warrants comprises mainly the fair value adjustments of warrants. As more fully described in Note 10, Note 16 and Note 19B to our audited financial statements, the warrants issued in our October 2023 financing were considered a derivative instrument (due to a cashless exercise feature and customary terms in the event of a fundamental transaction) and were recorded as a liability at fair value upon issuance and the fair value is adjusted at any reporting date. The changes in the warrants’ fair value are recorded as financial expenses/ income.

Finance Income and Finance Expense

Finance expense comprises primarily changes in the fair value of financial liabilities as well as bank fees. Finance income comprises primarily changes in the fair value of financial liabilities and assets and interest income from funds held in bank deposits.

Discontinued Operation

As previously discussed, COVID-19 adversely impacted the launch of Consensi in the United States, such as the strict measures which did not allow visits of relevant physicians by sales representatives, or by the limited attention by health professionals towards new drugs. In October 2021, the Company agreed, together with its then U.S. distributor for Consensi, Coeptis Pharmaceuticals Inc., to terminate the distribution agreement between the parties. Despite our efforts to identify an alternative distributor for Consensi in the U.S., we concluded that commercialization of Consensi, both in the U.S market and elsewhere, is not likely to generate significant revenue and achieve profitability in the near term. In order to reduce the expenses involved in maintaining the product, we decided to discontinue Consensi-related activities and to allocate the funds to our core oncology-related activities. Accordingly, during 2021, we also terminated the agreements for Consensi concerning the territories of South Korea and China. Consequently, the Company reports Consensi as a discontinued operation. Loss from discontinued operation in 2021 was $0.6 million.

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

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our significant accounting policies are more fully described in Note 3 to our annual financial statements included elsewhere in this Annual Report on Form 20-F. Critical accounting estimates and judgments are evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations.

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

A.	Operating Results

Comparison of the Year Ended December 31, 2023, to the Year Ended December 31, 2022

Research and Development Expenses

Research and development expenses for the year ended December 31, 2023, were $17.0 million, an increase of $0.7 million, or 4%, compared to $16.3 million for the year ended December 31, 2022. The increase was mainly due to expenses related to the ongoing NT219 and CM24 clinical trials, offset by a decrease in CMC activities.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, net of reimbursement from insurance for legal fees, for the year ended December 31, 2023, were $5.2 million, compared to $6.3 million for the year ended December 31, 2022, a decrease of $1.1 million. The decrease was mainly due to a decrease in salary and salary related costs, share base payment costs and insurance costs.

Operating Loss

Our operating loss for the year ended December 31, 2023, amounted to $22.3 million, a decrease of $0.3 million, or 1.3%, compared to $22.6 million for the year ended December 31, 2022. The decrease was mainly due to the decrease in selling, general and administrative expenses offsets by the increase in research and development expenses.

Adjusted Operating Loss

On a non-IFRS basis, adjusted operating loss for the year ended December 31, 2023, was $20.4 million, an increase of $0.2 million, compared to $20.2 million for the year ended December 31, 2022, mainly due to the increase in research and development expenses (see reconciliation below).

Finance Income, net

Finance income, net for the year ended December 31, 2023, was $2.3 million, compared to $0.8 million for the year ended December 31, 2022. The increase was primarily due to the change in the fair value valuation of warrants.

Net Loss

Net loss for the year ended December 31, 2023, amounted to $20.0 million, or $0.9 per basic and diluted ADS, compared to a net loss of $21.8 million, or $1.20 per basic and diluted ADS, for the year ended December 31, 2022. The decrease in net loss was mainly due to the increase in financial income and decrease in selling, general and administrative expenses.

Comparison of the Year Ended December 31, 2022, to the Year Ended December 31, 2021

Research and Development Expenses

Research and development expenses for the year ended December 31, 2022, were $16.3 million, an increase of $4.5 million, or 38.1%, compared to $11.8 million for the year ended December 31, 2021. The increase was mainly due to expenses related to the ongoing NT219 and CM24 clinical trials, including CMC supporting activity.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, net of reimbursement from insurance for legal fees, for the year ended December 31, 2022, were $6.3 million, compared to $6.1 million for the year ended December 31, 2021, an increase of $0.2 million.

Operating Loss

Our operating loss for the year ended December 31, 2022, amounted to $22.6 million, an increase of $4.7 million, or 26.3%, compared to $17.9 million for the year ended December 31, 2021. The increase was mainly due to the increase in research and development expenses.

Adjusted Operating Loss

On a non-IFRS basis, adjusted operating loss for the year ended December 31, 2022, was $20.2 million, an increase of $4.3 million, compared to $15.9 million for the year ended December 31, 2021, mainly due to the increase in research and development expenses (see reconciliation below).

Finance Income, net

Finance income, net for the year ended December 31, 2022, was $0.8 million, compared to $0.1 million for the year ended December 31, 2021. The increase was primarily due to $0.2 million interest from bank deposits and $0.3 million derivatives fair value valuation.

Net Loss

Net loss for the year ended December 31, 2022, amounted to $21.8 million, or $1.20 per basic and diluted ADS, compared to a net loss of $18.5 million, or $1.01 per basic and diluted ADS, in 2021. The increase in net loss was mainly due to $4.7 million in operating expenses, offset by a decrease of $0.6 million in loss from discontinued operation and an increase in finance income of $0.7 million.

Reconciliation of Adjusted Operating Loss

	For the year ended December 31
	2023	2022	2021
	(U.S. dollars in thousands)

Operating loss for the year	22,271	22,603	17,934
Less ESOP expenses	(1,875)	(2,412)	(2,082)
			-
	20,396	20,191	15,852

B.	Liquidity and Capital Resources

Our oncology therapeutic candidates are in the research and development stage and therefore, we do not generate revenues from those candidates. Since commencement of our operations as a pharmaceutical research and development company, our activities have primarily been financed by equity offerings, as well as private loans which were subsequently fully repaid.

In October 2023, we raised $5 million in a registered direct offering of 2,430,000 ADSs and pre-funded warrants to purchase up to 1,917,827 ADS. In addition, in a concurrent private placement, we issued unregistered warrants to purchase up to 4,347,827 ADSs. The warrants have an exercise price of $1.25 per ADS and are immediately exercisable upon issuance for a period of five and one-half years. In connection with the offering and effective upon the closing of the offering, we amended certain existing warrants to purchase up to an aggregate of 631,556 ADSs that were previously issued in June 2020 and June 2018 at exercise prices of $9.00 to $28.00 per ADS, respectively, such that the amended warrants have a reduced exercise price of $1.25 per ADS and an extended term of five and a half years from the closing of the offering.

On June 9, 2021, we entered into the Sales Agreement with Jefferies for the sale of ADSs, pursuant to which we may offer and sell, from time to time, ADSs through our ATM program, with Jefferies acting as our agent. We originally filed a prospectus for a $50.0 million ATM program, but the aggregate offering price was subsequently reduced to $21.0 million on March 23, 2022, and to $3.0 million on October 17, 2023. As of March 3, 2024, we have sold approximately 2,217,325 of our ADSs for total gross proceeds of $4.0 million under the Sales Agreement.

As of December 31, 2023, we had on hand approximately $15.3 million in cash and cash equivalents, and in short-term deposits. We believe that our current cash and cash equivalents are sufficient to satisfy liquidity requirements for at least the next 12 months. Since we do not know whether, if at all, we will generate significant revenues from our therapeutic candidates should we decide to continue the development of our CM24, NT219 and IM1240, and to develop any additional therapeutic candidates, we may need substantial additional funds to acquire, develop, and/or commercialize such therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our long-term capital requirements will depend on many factors, including:

●	the regulatory path of our therapeutic candidates;

●	our ability to successfully commercialize our CM24, NT219 and our tribody platform with its leading therapeutic candidate IM1240 therapeutic candidates, including securing commercialization agreements with third parties, favorable pricing and market share;

●	the progress, success and cost of our preclinical studies and/or clinical trials, and research and development programs;

●	the costs, timing and outcome of regulatory review, obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Cash Flow

Operating activities

For the year ended December 31, 2023, net cash used in operating activities from continuing operation was approximately $19.9 million compared to approximately $16.7 million and $14.9 million for the years ended December 31, 2022 and 2021, respectively. The increase of $3.2 million in net cash used in operating activities in 2023 compared to 2022 was due to the net decrease in assets and liabilities. The increase of $1.8 million in net cash used in operating activities from continuing operation in 2022 compared to 2021 was due to an increase in operating losses, net of adjustments, offset by net change in assets and liabilities. The cash used in operating activities consisted of expenses associated with expenses related to the development of NT219, CM24 and our tribody platform with its leading therapeutic candidate IM1240 and to general and administrative expenses.

Investment activities

Net cash provided by investing activities from continuing operation was $13.9 million for the year ended December 31, 2023, compared to $19.9 million and $13.4 million for the years ended December 31, 2022 and 2021, respectively. The decrease in net cash provided by investing activities from continuing operation in 2023 compared to 2022 was mainly due to a decrease in short term deposits and an acquisition of a subsidiary. The increase in net cash provided by investing activities from continuing operation in 2022 compared to 2021 was mainly attributed to a decrease in short-term and long-term deposits of $6.6 million.

Financing activities

Net cash provided by financing activities from continuing operation was $5.4 million for the year ended December 31, 2023, compared to net cash provided by financing activities of $1.1 million and $1.5 million for the years ended December 31, 2022 and 2021. Net cash provided by financing activities from continuing operation for the year ended December 31, 2023, consisted of $4.3 million net proceeds from the October 2023 registered direct offering and $1.3 million net proceeds from our ATM program. Net cash provided by financing activities from continuing operation for the year ended December 31, 2022, primarily reflects the $1.3 million net proceeds from our ATM program. For the year ended December 31, 2021, net cash provided by financing activities from continuing operation primarily reflects $1.2 million net proceeds from the exercise of warrants and $0.5 million net proceeds from our ATM program. The net proceeds from the financing activities in 2023, 2022 and 2021 were used to finance our operating activities.

Discontinued operation activities

For the year ended December 31, 2021, net cash used in discontinued operation was $0.4 million. We did not have any net cash provided by (used in) discontinued operation for the years ended December 31, 2023 and 2022.

As of December 31, 2023, we had no borrowings.

As of December 31, 2023, and as of the date of this Annual Report on Form 20-F, we had no commitments for capital expenditures.

Contractual obligations

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Our long-term contractual obligations primarily consist of the lease agreement for our offices, which is in effect until December 31, 2025, with a non-current lease liability of $163,000 as of December 31, 2023 (see “Item 4. Information on the Company – D. Property, Plant and Equipment).

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

Name	Age	Position
Eric Rowinsky, M.D.	68	Independent Director and Chairman of the Board
Isaac Israel(1)(4)	46	Director
Simcha Rock, CPA, MBA(2)	75	Independent Director
Ido Agmon, MBA(3)(2)	47	Independent Director
Robert Gagnon(2)(4)	50	Independent Director
Suzana Nahum-Zilberberg(1)(3)(4)	53	Independent Director
Ori Hershkovitz(1)	50	Independent Director
Yael Margolin, M.Sc., Ph.D	70	Independent Director
Gil Efron, CPA, MA	59	Chief Executive Officer
Lior Fhima, CPA, MBA	47	Chief Financial Officer
Hadas Reuveni, Ph.D.	58	Vice President of Research and Development
Michael Schickler, Ph.D.	66	Head of Clinical and Regulatory Affairs
Ido Morpurgo, BS.C, LL.M	52	Vice President of Operations

(1)	Member of Nominations Committee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Pricing Committee for the ATM program

Eric Rowinsky, M.D., has served as the Chairman of Purple Biotech’s Board since October 2019. Dr. Eric Rowinsky’s principal expertise is in the development and registration of novel therapeutics to treat cancer and related disorders.  Dr. Rowinsky currently serves as consulting Chief Medical Officer and/or advisor for drug development and registrational strategies to several biopharma companies worldwide. Since July 2021, Dr. Rowinsky has served as the Chief Medical Officer of Hummingbird Biotherapeutics, a life-science company. From 2015 to 2021, Dr. Rowinsky served as Executive Chairman of the Board of Directors and President of Inspira, Inc. (formerly Rgenix, Inc) and is currently serving as its President, Chairman of the Scientific Advisory Board, and Director. Dr. Rowinsky also served as the Chief Scientific Officer of Clearpath Development Inc., from 2015-2021, and has served as a consulting Chief Medical Officer of Oncotartis, Inc. since 2018 and as an advisor to Everest Medicines, Inc. since 2017. Additionally, Dr. Rowinsky has been an independent consultant since 2016 and works with many other life science companies in providing expertise in developing and registering a wide range of novel cancer therapeutics. Dr. Rowinsky served as Executive Vice President, Chief Medical Officer and Head of Research and Development of Stemline Therapeutics, Inc., a clinical-stage biopharmaceutical company, from November 2011 until October 2015. Prior to joining Stemline, Dr. Rowinsky was co-founder and Chief Executive Officer of Primrose Therapeutics, Inc., a start-up biotechnology company, from June 2010 until its acquisition in September 2011. Dr. Rowinsky also served as a drug development and regulatory strategy consultant to the ImClone-Lilly Oncology Business Unit and several other biopharmaceutical and life sciences companies from 2010 to 2011. From 2005 to 2009, Dr. Rowinsky was Executive Vice President and Chief Medical Officer of ImClone Systems Inc., where he led the FDA approval of Erbitux for head and neck and colorectal cancers and advanced eight other monoclonal antibodies through clinical development. From 1996 to 2004, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center, including Director of the Institute of Drug Development, or IDD, and the SBC Endowed Chair for Early Drug Development at the IDD. From 1996 to 2006, Dr. Rowinsky was a Clinical Professor of Medicine at the University of Texas Health Science Center at San Antonio. From 1988 to 1996, Dr. Rowinsky was an Associate Professor of Oncology at The Johns Hopkins University School of Medicine. Dr. Rowinsky was a longstanding National Cancer Institute principal and co-principal investigator from 1990 to 2004, and was integrally involved in pivotal clinical and preclinical investigations that led to the development of numerous cancer therapeutics, including paclitaxel, docetaxel, topotecan, irinotecan, erlotinib, gefitinib, ramucirumab, tagraxofusp and temsirolimus among others. Dr. Rowinsky was also an Adjunct Professor of Medicine at New York University School of Medicine (2008-2018). Dr. Rowinsky presently serves on the boards of directors of the public companies Biogen Idec, Inc., Fortress Biosciences, Inc., and Verastem Inc. Dr. Rowinsky formerly served on the boards of directors of the public companies Navidea Biopharmaceuticals Inc. (2010-2018), BIND Therapeutics (2014-2016), and Biophytis S.A. (2018-2019), as well as at a number of privately held companies. Dr. Rowinsky received a B.A. degree from New York University (1977) and an M.D. degree from Vanderbilt University School of Medicine (1981). Dr. Rowinsky completed his residency in internal medicine at the University of California, San Diego (1984) and completed his fellowship in medical oncology at The Johns Hopkins Oncology Center (1987).

Isaac Israel has served as a member of Purple Biotech’s Board since October 2012. Mr. Israel served as our chief executive officer from October 2012 until July 2022 and has served as an advisor to Purple Biotech since October 2022. Mr. Israel served as our Acting Chief Executive Officer from March 2023 to August 2023, during which period Mr. Israel’s engagement as an advisor to the Company was suspended. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008, Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. Mr. Israel served as a member of the board of directors of various private and public healthcare corporations, including as chairman of the board of a public healthcare corporation, NextGen Biomed Ltd., which is traded on the TASE.

Simcha Rock, CPA, MBA, has served as a member of Purple Biotech’s Board since July 2013. Mr. Rock served as our Chief Financial Officer from July 2013 until he retired from such position as of December 31, 2018, and subsequently served as a strategic consultant to us until December 31, 2019. Prior to joining us, Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a B.A. degree from Yeshiva University and an MBA degree from Cleveland State University.

Ido Agmon, MBA, has served as a member of Purple Biotech’s Board since June 2016. Since 2012, Mr. Agmon has been acting as an independent consultant and investment manager, providing start-ups, investment funds and technology-based ventures with advice in strategic and financial planning, fund-raising and related business development activities. From 2014 until the end of 2016, Mr. Agmon was a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli and global biomed and technology companies, of which he was a co-founder, and where he was responsible for analysis and evaluation of investments in Israeli and global biomed companies. From 2009 until 2011, Mr. Agmon served as the chief executive officer of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at several biomed ventures. From 2007 until 2009, Mr. Agmon served as the Director of Business Development at ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a B.A. degree in Business Administration and Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA degree from the Hebrew University of Jerusalem, Israel.

Robert Gagnon, MBA, has served as a member of Purple Biotech’s Board since March 2021. Mr. Gagnon currently serves as Chief Financial Officer of Remix Therapeutics. Prior to that, Mr. Gagnon was Operating Partner of Gurnet Point Capital, a healthcare venture capital and private equity fund. Prior to joining Gurnet Point Capital in 2022, Mr. Gagnon was Chief Financial Officer of Verastem Oncology. Before joining Verastem in 2018, Mr. Gagnon served as the Chief Financial Officer at Harvard Bioscience, Inc. Prior to that, Mr. Gagnon served as Executive Vice President, Chief Financial Officer and Treasurer at Clean Harbors, Inc., as well as Chief Accounting Officer and Controller at Biogen Idec, Inc. Earlier in his career, Mr. Gagnon worked in a variety of senior positions at Deloitte & Touche, LLP and PricewaterhouseCoopers, LLP. Mr. Gagnon holds an M.B.A. degree from the MIT Sloan School of Management and a B.A. degree in accounting from Bentley College.

Suzana Nahum-Zilberberg, MBA, has served as a member of Purple Biotech’s Board since May 2021. Ms. Nahum-Zilberberg currently serves as Vice Chairman of the Board of BioLight Life Science, which is traded on the Tel Aviv Stock Exchange, and from 2011 to 2020 served as the chief executive officer of BioLight. Ms. Nahum-Zilberberg also serves as a director at Human Xtention Ltd., Matricelf Ltd. and Nextferm Technologies Ltd., all of which are traded on the Tel Aviv Stock Exchange, and a number of private companies. Prior to joining BioLight, Ms. Nahum-Zilberberg held a number of leadership positions at Teva Pharmaceuticals Industries, including Vice President of Asia and Pacific and Director in the office of the President and chief executive officer. Ms. Nahum-Zilberberg holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel Aviv University, a Certified Director degree from Tel Aviv University, and studied at the INSEAD Asian International Executive Program. Ms. Nahum-Zilberberg is a certified public accountant.

Ori Hershkovitz has served as a member of Purple Biotech’s Board since December 2021. Mr. Hershkovitz has held various positions in life sciences investment funds over many years. Mr. Hershkovitz serves as a financial advisor to financial institutions in cooperation with Cantor Fitzgerald L.P. since 2023. Mr. Hershkovitz has served as a board member and a senior advisor to private and public biotechnology and healthcare companies since 2010. Mr. Hershkovitz served on the Board of Directors of Matricelf Ltd. (TASE: MTLF) from 2021 to 2023, and from 2013 to 2016 was a member of the Board of Directors of MicroMedic Ltd. (TASE:MCTC) and Medigus Ltd. (Nasdaq: MDGS). From 2015 to 2019, Mr. Hershkovitz served as a Managing Partner and chief investment officer of Nexthera Fund, a healthcare hedge fund based in New York, managing over $400 million in assets. From 2006 to 2014, Mr. Hershkovitz was the Managing Partner and Head of Research at Sphera Fund in Tel Aviv, managing over $700 million in assets. From 2001 to 2006, Mr. Hershkovitz served as Senior Pharmaceutical Equity Analyst at Leader & Co. Investment House Ltd. in Tel Aviv, and from 1999 to 2001, he was a Pharmaceutical Equity Analyst at Ilanot Batucha Investment House Ltd. Mr. Hershkovitz holds a B.A degree in Business Administration and Finance from Tel Aviv University and is a licensed investment advisor.

Dr. Yael Margolin, Ph.D. has served as a member of Purple Biotech’s Board since December 2023. Since 2019, Dr. Margolin has served as a board member to several public and private companies in the healthtech industry, including: Point Biopharma Global (NASDAQ: PNT), Scinai Immunotherapeutics (NASDAQ: SCNI), Quris AI, MakeSense, Neovac, Welltech Ventures, Ramot at Tel Aviv University and TAU Ventures by Tel Aviv University. From 2005 to 2019, she served as President, Chief Executive Officer and director of Gamida Cell Ltd. (NASDAQ: GMDA), a clinical stage biopharmaceutical company, leading the company from preclinical development through phase 3 international registration studies. Prior to that, Dr. Margolin was Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a program manager at Teva Pharmaceuticals. Dr. Margolin is a founder of mentoring@8400, a boutique voluntary mentoring program for young chief executive officers in Israel. Dr. Margolin holds a B.Sc. degree in biology and a M.Sc. degree (cum laude) both from Tel Aviv University in Israel, a Ph.D. from the Weitzman Institute of Science in Israel and was a post-doctoral associate at the Yale University School of Medicine.

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

Lior Fhima has served as our Chief Financial Officer since November 2022. Before to joining us, Mr. Fhima served as the chief financial officer of Negev Ecology Ltd. from June 2021. Mr. Fhima served as the Director of Finance at Kamada Ltd., a plasma-derived protein therapeutics company from October 2015 to June 2021. Prior to that, Mr. Fhima served as Chief Accounting Officer of G City, Ltd. (formerly Gazit Globe Ltd) from April 2012 to October 2015. Mr. Fhima holds a BA degree in accounting and business management (magna cum laude) and an MBA degree, both from the College of Management Academic Studies in Rishon LeZion, Israel. Mr. Fhima was granted a certified public accountant’s license in Israel.

Dr. Hadas Reuveni, Ph.D., has served as the Company’s Vice President of Research and Development since 2017. Dr. Reuveni, a co-inventor of the TyrNovo technology, received her Ph.D., summa cum laude, for anti-cancer drug discovery from the Hebrew University of Jerusalem. Dr. Reuveni managed the discovery and the preclinical development of TyrNovo’s portfolio since 2005 and has more than two decades of research and development experience in biotechnology. From 2005 to 2012, Dr. Reuveni served as the Chief Executive Officer of NovoTyr Ltd., a biotech start-up company, a predecessor company to TyrNovo, developing small molecules for the treatment of cancer and neurodegenerative diseases, which was established by Dr. Reuveni and Prof. Levitzki in 2005. Dr. Reuveni also founded and served as a director and Chief Scientific Officer of AngioB Ltd., a start-up company that developed GPCR-based agents for multiple indications, between 2006-2010. Prior to these roles, Dr. Reuveni was the Director of Research & Development at Keryx Biopharmaceuticals (NASDAQ:KRX) between 2001-2004. Dr. Reuveni has served as a scientific consultant for Integra Holdings Ltd., Campus Bio Management Ltd. and BioLineRX (NASDAQ/TASE BLRX). Dr. Reuveni holds a B.Sc. degree in chemistry, an M.Sc. degree in biological chemistry and a Ph.D. in biological chemistry and drug discovery, all from the Hebrew University of Jerusalem, Israel.

Michael Schickler, Ph.D., has served as the Company’s Head of Clinical and Regulatory Affairs since January 2020. Prior to assuming this role, Dr. Schickler served as the Chief Executive Officer of FameWave until the closing of the FameWave Acquisition. Dr. Schickler has also provided consulting services for medical device and healthcare companies since July 2018, advising on various matters pertaining to biopharmaceutical drug development, including as a consultant to the Company since March 2019. From May 2001 to July 2018, Dr. Schickler served as Chief Executive Officer of CureTech Ltd. (“CureTech”), a biotechnology company developing novel immunotherapies for the treatment and control of cancer. During his time at CureTech, Dr. Schickler led the company from the establishment of its operations through its development into a clinical-stage company with activities spanning basic research through GMP manufacturing and worldwide clinical operations. Dr. Schickler has served on the board of directors of CureTech since October 2018 and previously served on the board of directors of Accellta Ltd. Dr. Schickler received his Diploma in Business Administration from the University of Lincoln, Lincoln, United Kingdom, his Ph.D. in Biology from The Weizmann Institute of Science, Rehovot, Israel and his B.Sc. degree in Biology from The Faculty of Life Sciences, Tel Aviv University, Israel.

Ido Morpurgo has served as the Company’s Vice President of Operations since August 2020. Mr. Morpurgo served as a Vice President Global Operations at Laline Israel from August 2019 until August 2020, and prior to that as Procurement Director at Kamada Ltd. from May 2015 until July 2019. Mr. Morpurgo holds a B.Sc. degree in Economics from the Hebrew University of Jerusalem, Israel, and an LLM degree from Bar Ilan University.

B.	Compensation

The aggregate compensation paid and in-kind benefits granted to or accrued on behalf of all our directors and officers for their services, in all capacities, to us during the year ended December 31, 2023, was approximately $4.1 million (including $1.6 million share-based compensation related costs). As of December 31, 2023, the total amount set aside as an actuarial estimate by us to provide pension, retirement or similar benefits to our officers (we do not provide any such benefits to our directors in such capacities) was in the aggregate amount of approximately $141,000.

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

As of December 31, 2023, (i) options to purchase 15,940,228 of our ordinary shares granted to our officers and directors were outstanding, of which options to purchase 8,603,228 of our ordinary shares have vested; and (ii) 5,187,000 restricted stock units (“RSUs”) awarded to our officers and directors were outstanding. For information regarding our 2016 Equity-Based Incentive Plan, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—2016 Equity-Based Incentive Plan.” For information regarding the corporate approvals for officer and director compensation, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Compensation of Directors and Executive Officers.”

Director Compensation

We currently pay our independent and non-executive directors (other than our chairman) an annual fee of $40,000 for services as a member of our Board, an additional $3,500 annual fee for service on each permanent Board committee, and an additional $7,000 annual fee for service on the board of directors of a subsidiary (if applicable); provided, however, that the maximum annual fee for services on our Board, on Board committees and/or on the board of directors of any subsidiaries shall not exceed $47,000. The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel are paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. We pay Dr. Rowinsky, the chairman of our Board, an annual fee of $60,000 for services as a member of our Board, as Chairman of the Board, for service on any committee of the Board, and for service on the board of directors of a subsidiary. All such director annual fees shall be paid pro-rata for any service during part of a year. In addition, we pay Dr. Rowinsky a monthly fee for his service as the chairman of our medical and clinical committee , which was in the amount of $10,000 for the period commencing on April 1, 2022 and until March 31, 2023 (as approved by our shareholders at our annual general meeting held in August 2022), and in the amount of $5,000 for the period commencing on April 1, 2023 and for such additional period at the discretion of the Board (as approved by our shareholders at our annual general meeting held in June 2023).

Each of our Compensation Committee, Board and shareholders have also approved ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. We also reimburse the directors for any direct expenses incurred during the performance of their duties (e.g., travel, parking, telephone, meals, etc.).

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

To our knowledge, there are no agreements and arrangements between any director and any third-party relating to compensation or other payment in connection with their candidacy or service on our Board.

Executive Compensation

The table below sets forth the annual compensation paid to each of our five most highly compensated office holders (as defined in the Companies Law) for the year ended December 31, 2023, broken out by component and on an individual basis, as recorded in our financial statements for such year. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis, rather we are required under Israeli law to disclose in the proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as recorded in the Company’s financial statements for such year.

Name	Position	Salary or other expenses[1]	Bonus expenses and accruals	Share-based expenses[2]	Total[3]
Gil Efron	Chief Executive Officer	$307,907	76,478	655,957	1,040,342

Dr. Hadas Reuveni	Vice President of Research and Development	$218,674	51,143	215,901	485,718

Dr. Michael Schickler	Head of Clinical and Regulatory Affairs	$197,206	68,980	216,183	482,369

Lior Fhima	Chief Financial Officer	$193,313	32,733	164,694	390,740

Isaac Israel	Director and former Chief Executive Officer	$220,963	77,543	83,286	381,792

1	Includes social benefits, such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law, and car lease or vehicle use reimbursement related benefits.

2	The fair value of share-based payments was estimated using the Black and Scholes model.

3	The total compensation amounts do not include any amounts recorded for an increase in actuarial estimate calculations for post-employment benefit liabilities for the office holder, nor any accruals for unused vacation time. Compensation amounts which were paid or otherwise measured in NIS have been translated into US$ for purposes of this report at average representative exchange rates for the year.

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

Employment Agreement with Gil Efron, our Chief Executive Officer

In July 2022, we entered into an employment agreement with Mr. Gil Efron in his capacity as our chief executive officer, which may be terminated by either party upon 90 days’ advance notice to the other party. Mr. Efron’s terms of engagement as our chief executive officer were approved by our shareholders at our annual general meeting held on August 25, 2022, and include (among other things) the following compensation and benefits:

Monthly Salary: A base monthly gross salary of approximately $24,600 (“Monthly Salary”).

Annual Bonus: An annual bonus that shall not exceed six times the Monthly Salary, subject to the achievement of measurable criteria determined by the Compensation Committee and Board on an annual basis, in accordance with our compensation policy, as in effect from time to time.

Special bonus(es) for an M&A Transaction or Commercial Transaction: A special bonus for each M&A Transaction and Commercial Transaction consummated during each calendar year in an amount equal to, in the aggregate in any calendar year, the lesser of (1) an amount equal to six times the Monthly Salary and (2) 1.5% of (y) in the case of an M&A Transaction signed during the term of employment, the Company valuation determined in such M&A Transaction, and (z) in the case of a Commercial Transaction consummated during the term of employment, the estimated revenues to the Company in such Commercial Transaction, and subject to the restrictions set forth in our compensation policy. “M&A Transaction” means one or more related transactions of either: (A) a sale (including an exchange), lease, license or any other transfer or disposition of all or substantially all of the Company’s shares or assets; or (B) any merger (including, a reverse merger and a reverse triangular merger), reorganization, amalgamation, consolidation or like transaction of the Company with or into another entity in which the holders of the Company’s voting power immediately prior to the consummation of such transaction hold less than 50% of the Company’s voting power or the voting power of the resulting or surviving entity or acquiring company immediately following the consummation of such transaction. “Commercial Transaction” means any commercial agreement entered into by the Company or any of its subsidiaries with estimated revenues to the Company and/or the applicable subsidiary of at least $5,000,000.

Retirement Grant. A retirement grant of six times the Monthly Salary upon termination of Mr. Efron’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Leased Car. A leased car with a monthly operational lease cost to the Company that shall not exceed NIS 6,000 (approximately $1,654), grossed up for tax purposes, not including reimbursement of petrol expenses and other car expenses.

Change of Control Provision. Any equity-based awards approved for grant to Mr. Efron (including the options granted to him on May 23, 2022 in his former role as President and Chief Financial Officer), shall include a provision according to which the vesting of any such outstanding equity awards shall accelerate in full upon a change of control, as defined by our Compensation Committee and Board, subject to shareholder approval of any such awards to the extent required in accordance with applicable law.

Equity Award. A one-time grant to Mr. Efron of an equity-based award comprised of options to purchase up to 3,750,000 ordinary shares (equivalent to 375,000 ADSs) and 150,000 RSUs for ordinary shares (equivalent to 15,000 ADSs). The options will have an exercise price of US$0.245. The options and RSUs will vest over a period of three years, with one-third of each of the awards vesting on the first anniversary of the date of the approval of the awards by our Board on July 11, 2022, and an additional 8.33% of each of the awards vesting at the end of each subsequent three-month period thereafter, subject to Mr. Efron’s continued engagement by the Company on each applicable vesting date. Any outstanding unexercised options shall expire five years following the date of the approval of the equity awards by our Board. The vesting of any such equity awards that are outstanding shall accelerate in full upon a change of control, as defined by our Compensation Committee and Board. The equity award is subject to our 2016 Plan and the applicable award agreement entered into with Mr. Efron. The equity award was granted pursuant to the capital gains track of Section 102 of the Israel Income Tax Ordinance [New Version] 5721-1961.

For the approval of compensation arrangements with directors and executive officers, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Compensation of Directors and Executive Officers.”

C.	Board Practices

Board of Directors

Our Board presently consists of eight directors. All of our directors also serve as directors of our subsidiaries TyrNovo, FameWave and Immunorizon, and Mr. Israel and Mr. Efron serve as directors of Purple Biotech GmbH. Each of Dr. Rowinsky, Mr. Rock, Ms. Margolin, Mr. Gagnon, Mr. Agmon, Ms. Nahum-Zilberberg and Mr. Hershkovitz qualifies as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Accordingly, a majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee consists of at least three independent directors (within the meaning of NASDAQ and SEC rules), and our Compensation Committee consists of at least two independent directors (within the meaning of NASDAQ rules).

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the members of our Board (who are not external directors, if any were appointed), referred to as the “first class”; the “second class”; and the “third class”. If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). If the number of directors changes, the number of directors in each class will change in accordance with the foregoing rule. The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified. At our 2024 annual general meeting of shareholders, the appointment of the directors included in the third class (Mr. Israel, Ms. Nahum-Zilberberg and Mr. Hershkovitz) shall end. At our 2025 annual general meeting of shareholders, the appointment of the directors included in the first class (Dr. Rowinsky, Mr. Agmon and Mr. Gagnon) shall end. At our 2026 annual general meeting of shareholders, the appointment of the directors included in the second class (Mr. Rock and Ms. Margolin) shall end.

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

Under our amended and restated articles of association, the number of directors on our Board will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any Regulations enacted thereunder). The majority of the members of the Board shall be residents of Israel and our center of management shall be in Israel, unless, in each case, our center of management shall have been transferred to another country in accordance with a resolution of our Board by a majority of three quarters (75%) of the participating director votes. The provisions in our amended and restated articles of association regarding the maximum number of directors that may serve on our Board and composition of our Board and the appointment and removal of directors, may be amended only by our shareholders by the Special Majority.

Under the Companies Law, our Board must determine the minimum number of directors who are required to have financial and accounting expertise (as defined in regulations promulgated under the Companies Law). Our Board has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Rock, Ms. Nahum-Zilberberg, Mr. Hershkovitz and Mr. Gagnon are each deemed to have such expertise.

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

Our Board has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the provisions of the Companies Law, rules and regulations of the SEC and the NASDAQ Listing Rules.

Our audit committee currently consists of Mr. Ido Agmon, Mr. Rob Gagnon and Mr. Simcha Rock. Mr. Rock serves as the Chairman of the audit committee. Our Board has determined that each member of our audit committee is independent under NASDAQ Listing Rules and the Exchange Act, and that all members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our Board has also determined that each of Robert Gagnon and Simcha Rock are audit committee financial experts as defined by the SEC rules.

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

Under the NASDAQ Listing Rules, we are required to maintain a compensation committee consisting of at least two independent directors, within the meaning of the NASDAQ Listing Rules.

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

In addition to the roles mentioned above, our compensation committee also makes recommendations to our Board regarding the award of equity-based grants to our employees.

Our Board has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the provisions of the Companies Law, rules and regulations of the SEC and the NASDAQ Listing Rules.

Our compensation committee currently consists of Mr. Ido Agmon, Ms. Nahum-Zilberberg and Mr. Simcha Rock. Mr. Ido Agmon serves as the Chairman of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the NASDAQ Listing Rules, including the additional independence requirements applicable to the members of a compensation committee.

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

On June 15, 2023, our shareholders approved our current compensation policy for executive officers and directors (the “Compensation Policy”). The Compensation Policy does not, on its own, grant any rights to our directors or officers. The Compensation Policy includes both long-term and short-term compensation elements.

The Compensation Policy includes a provision relating to the recovery of compensation (clawback) in an instance of a restatement of our financial statements, which in addition to the Israeli law clawback requirements, is intended to comply with the requirements of a recent amendment to the NASDAQ Listing Rules. Under the recovery provision, in the event we are required to prepare an accounting restatement, we may be required to recover from each executive officer and director any amount of incentive-based compensation received by such executive officer or director that exceeds the amount of incentive-based compensation that otherwise would have been received by the officer or director had such compensation been determined based on the restated amounts in the accounting restatement (computed without regard to any taxes paid). The compensation recovery is subject to certain exceptions in cases where our Compensation Committee determined that recovery would be impracticable.

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

While renewing our Compensation Policy, our Compensation Committee and Board considered numerous factors, including the relevant matters and provisions set forth in the Companies Law, and reviewed various data and other information they deemed relevant, with the advice and assistance of legal and other advisors. Our Compensation Committee and Board also considered benchmark studies of peer companies prepared for us by outside consultants to determine that the various compensation elements in the Compensation Policy are in line with market practice. The benchmark group comprised a selection of companies chosen to reflect the competitive environment in which we operate. These companies were selected according to criteria such as revenues, market capitalization, business type, geographic location, and size.

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

The brief overview above is qualified in its entirety by reference to the full text of our Compensation Policy, which is attached as Exhibit 4.9 to this Annual Report on Form 20-F.

Nominations Committee

In September 2020, our Board established a nominations committee, whose role is (among other things) to identify, review and evaluate candidates to serve as members of the Board, consistent with criteria approved by the Board, recommend to the Board nominees for election as directors of the Company, and review and evaluate incumbent members of the Board. Our Board elected to rely on the “foreign private issuer exemption” with respect to the composition of our nominations committee and nominations of our directors, and determined that our nominations committee need not be composed solely of independent directors (within the meaning of Nasdaq Listing Rules). Our nominations committee currently consists of Ms. Suzana Nahum-Zilberberg, Mr. Issac Israel and Mr. Eric Rowinsky.

Pricing Committee

In April 2021, our Board established a non-independent pricing committee in connection with the establishment of our ATM program, whose role is to approve sales to be conducted pursuant to the Sales Agreement entered into in connection with the ATM program. Our pricing committee currently consists of Robert Gagnon, Ori Hershkowitz and Isaac Israel. Isaac Israel serves as the Chairman of the pricing committee.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be a related party or an office holder or a relative of a related party or of an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same. A “related party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Mr. Yisrael Gewirtz, a partner at Fahn Kanne Control Management Ltd., a member firm of Grant Thornton International, serves as our internal auditor.

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

Under the Companies Law, a transaction with an office holder or with a third-party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors, unless provided otherwise in the company’s articles of association. Our amended and restated articles of association provide that transactions in which officers have a personal interest that are not extraordinary transactions can be approved by the joint approval of our chief executive officer and chief financial officer, or, in the event either of them has a personal interest in such transaction, by one of our directors who does not have a personal interest in such transaction appointed by our Board for such purpose instead of such interested officer. In the event that both our chief executive officer and chief financial officer have personal interests in such transaction, the approval of two directors appointed by the Board of Directors for such purpose and who do not have personal interests in the approval of such transaction, will be required. If the transaction considered is an extraordinary transaction with either an office holder or with a third-party in which the office holder has a personal interest, then, pursuant to the Companies Law, audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see below “Compensation of Directors and Executive Officers.”

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

We have issued letters of indemnity (the “Indemnity Letters”) to each of our current office holders pursuant to which we undertook to indemnify such office holders to the fullest extent permitted by applicable law, to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our Board based on our activities, as set forth in the Indemnity Letters. According to the Indemnity Letters, the total accumulative sum of indemnification that may be paid by us to all office holders will not exceed a sum equal to 25% of our shareholders’ equity according to our latest audited or reviewed consolidated financial statements, as of the date of indemnification. The payment of indemnity amounts will not prejudice the right of office holders to receive insurance coverage benefits. Once we have paid to our office holders the aggregate maximum indemnity amount that we may pay to all our office holders, we will not pay additional indemnity amounts unless the payment of these additional amounts is approved by the authorized corporate bodies according to the applicable law at the time of payment of the additional indemnity sums, and subject to an amendment to our articles of association if required by applicable law at such time.

In addition, we have issued letters of exemption to each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law.

We expect to indemnify our officers and directors for obligations, including the deductibles for our directors’ and officers’ liability insurance policy, and we may be required to pay costs and expenses they may incur related to the 2017 Motions described in “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”, pursuant to the Indemnity Letters issued to our directors and officers. In addition, we expect to indemnify Isaac Israel for obligations, including the deductibles for our directors’ and officers’ liability insurance policy, and we may be required to pay costs and expenses he may incur related to the Atzmon Claim described in “Item 8. Financial Information – A. Financial Statements and Other Financial Information – Legal Proceedings”, pursuant to the Indemnity Letter issued to him. To our knowledge, other than with respect to the foregoing proceedings, there is no previous or pending litigation or proceedings against any of our office holders as to which indemnification is being, or may be sought, nor are we aware of any other pending or threatened litigation or proceeding that may result in claims for indemnification by any office holder.

Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.	Employees

As of December 31, 2023, the Company had employees as follows: (i) seven in business development, general and administrative roles; and (ii) thirteen in research and development roles. All of such employees were located in Israel.

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

As of March 5, 2024, (i) no officer or director beneficially owned 1% or more of our outstanding ordinary shares, other than Mr. Gil Efron, our Chief Executive Officer, who beneficially owned 5,016,123 of our ordinary shares, representing 1.86% of our ordinary shares as of such date. The number of shares beneficially owned by Mr. Efron, includes 3,953,623 ordinary shares issuable upon exercise of options held by Mr. Efron currently exercisable or which will be exercisable within 60 days of March 5, 2024; and (ii) all officers and directors as a group (13 persons) beneficially owned 16,863,568 of our ordinary shares, representing 6.08% of our ordinary shares as of such date. Such number of ordinary shares includes 11,904,978 ordinary shares issuable upon exercise of options and/or RSUs which will be exercisable or shall vest (as applicable) within 60 days of March 5, 2024.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or RSUs that are currently exercisable or exercisable or that vest (as applicable) within 60 days of March 5, 2024, if any, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 265,584,738 ordinary shares (not including 1 share held in treasury) outstanding as of March 5, 2024.

2016 Equity-Based Incentive Plan

On April 18, 2016, we adopted the Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, or the 2016 Equity Incentive Plan. The 2016 Equity Incentive Plan provides for the grant to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, RSUs, restricted shares, with either our ordinary shares or ADSs underlying the applicable award. The 2016 Equity Incentive Plan provides for awards to be granted at the determination of our Board (who is entitled to delegate its powers under the 2016 Equity Incentive Plan to the compensation committee or audit committee of our Board) in accordance with applicable laws. The exercise price and vesting period of awards are determined by our Board. As of December 31, 2023, 2,537,128 ordinary shares were reserved for the grant of awards under the 2016 Equity Incentive Plan. Our Board may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares reserved under the 2016 Equity Incentive Plan. As of December 31, 2023, options to purchase 19,218,782 ordinary shares and 5,770,750 RSUs were outstanding under the 2016 Equity Incentive Plan.

The 2016 Equity Incentive Plan will be effective until the earliest of (a) its cancellation by our Board and (b) April 18, 2026. Nevertheless, awards granted prior to the 2016 Equity Incentive Plan’s expiration date, whether vested or not vested up to that date, will remain effective and will not expire prior to their expiration date as set forth in the notice of grant of award (but in any event not in excess of 10 years from the grant date).

Upon termination of engagement with the Company for any reason, other than in the event of death or for cause, all unvested options will expire and all vested options at time of termination will generally be exercisable within up 12 months after the date of such termination, unless otherwise determined by the Board (or the committee, as applicable), subject to the terms of the 2016 Equity Incentive Plan and the governing award agreement. If we terminate a grantee for cause (as defined in the 2016 Equity Incentive Plan) the grantee’s right to exercise all vested and unvested options granted to him will expire immediately, unless otherwise determined by the Board (or the committee, as applicable). Upon termination of engagement with the Company due to death, all the vested options at the time of termination will be exercisable by the grantee’s heirs or estate, for one year from the date of death, unless otherwise determined by the Board (or the committee, as applicable), subject to the terms of the 2016 Equity Incentive Plan and the governing award agreement.

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

The Board may, at any time and from time to time, suspend, terminate, modify or amend the 2016 Equity Incentive Plan, whether retroactively or prospectively; provided, however, that, unless otherwise determined by the Board, an amendment which requires shareholder approval in order for the plan to continue to comply with any applicable law shall not be effective unless approved by the requisite vote of shareholders, and provided further, that except as provided by the 2016 Equity Incentive Plan, no suspension, termination, modification or amendment may adversely affect any award previously granted, without the written consent of grantees holding a majority in interest of the awards so affected, and in the event that such consent is obtained, all awards so affected shall be deemed amended, and the holders thereof shall be bound, as set forth in such consent. Our Board will determine, at its sole discretion, if a certain change may materially impair the rights of the grantee.

The 2016 Equity Incentive Plan is administered by our Board, regarding the granting of awards and the terms of award grants, including option exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of such plan. Awards granted under the 2016 Equity Incentive Plan to eligible Israeli employees, officers and directors are granted under Section 102 of the Israel Income Tax Ordinance, pursuant to which the awards or the ordinary shares (or ADSs in accordance with a ruling from the Israel Tax Authority dated June 19, 2016, or Tax Ruling) issued upon their exercise must be allocated or issued to a trustee and be held in trust for two years from the date upon which such awards were granted in order to benefit from the provisions of Section 102. Under Section 102, any tax payable by a grantee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares (or ADSs, in accordance with the Tax Ruling) by the trustee to the grantee or upon the sale of the awards or ordinary shares (or ADSs, in accordance with the Tax Ruling), and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the clawback provisions under our Compensation Policy during the fiscal year ended December 31, 2023.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each person or entity known to us to beneficially own 5% or more of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 5, 2024 and ordinary shares underlying RSUs that vest within 60 days of March 5, 2024, if any, to be outstanding and to be beneficially owned by the person holding the options warrants or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on 265,584,738 ordinary shares (not including 1 share held in treasury) outstanding as of March 5, 2024. Each one (1) ADS held represents ten (10) ordinary shares.  The data presented is based on information disclosed in public regulatory filings in the U.S., in accordance with applicable laws.

Name	Share Number	Percentage
Armistice Capital, LLC (1)	24,993,840	9.4%

(1)	Based solely on, and qualified in its entirety with reference to, a Schedule 13G filed by Armistice Capital, LLC (“Armistice Capital”) with the SEC on February 14, 2024. According to the Schedule 13G, Armistice Capital is the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the ordinary shares, and pursuant to an investment management agreement, Armistice Capital exercises voting and investment power over the ordinary shares held by the Master Fund and thus may be deemed to beneficially own the ordinary shares held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the ordinary shares held by the Master Fund. The Master Fund disclaims beneficial ownership of the ordinary shares directly held by it by virtue of its inability to vote or dispose of such securities as a result of its investment management agreement with Armistice Capital. In addition, Armistice Capital holds pre-funded warrants to purchase 1,101,000 additional ADSs that include a 9.99% beneficial ownership limitation and warrants to purchase 4,979,383 additional ADSs that include a 4.99% beneficial ownership limitation.

None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Changes in Percentage Ownership by Major Shareholders

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders (i.e., shareholders that are the beneficial owners of 5% or more of our ordinary shares) as reported in our Annual Reports on Form 20-F during the past three years, are as follows: (i) the ownership percentage of Armistice Capital Master Fund LLC increased to 5% in March 2020 and decreased to under 5% in May 2020 and increased to 9.9% in October 2023, and (ii) the ownership percentage of Morgan Stanley increased to 5% in February 2021 and decreased to under 5% in April 2021.

Record Holders

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents ten ordinary shares. As of February 29, 2024, BNY held 246,014,450 ordinary shares in custody representing 92.98% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

The following is a description of our related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2021.

Service Agreements with Subsidiaries

Purple Biotech provides services to its wholly owned subsidiaries, FameWave, Purple Biotech GmbH and Immunorizon, and its majority owned subsidiary, TyrNovo (including research and development services, corporate management, business development services, accounting services, legal services and others), and the subsidiaries reimburse Purple Biotech for these services at the rate of cost plus 3% (in the case of FameWave, TyrNovo and Immunorizon) and cost plus 10% (in the case of Purple Biotech GmbH).

Agreements with Directors and Officers

Employment agreements. We have entered into employment agreements with each of our executive officers. See “Item 6. Directors, Senior Management and Employees – B. Compensation”.

Options and restricted share units. We have granted options to purchase our ordinary shares and RSUs to our executive officers and directors. We describe our equity-based incentive plan under Item 6. “Directors, Senior Management and Employees - E. Share Ownership 2016 Equity-Based Incentive Plan.”

Directors’ and officers’ exculpation, indemnification and insurance. We have granted exemption and indemnification letters to our officers and directors, and our officers and directors are currently covered by a directors’ and officers’ liability insurance. See “Item 6. Directors, Senior Management and Employees - C. Board Practices - Exculpation, Insurance and Indemnification of Directors and Officers.”

Agreements with Mr. Isaac Israel

Advisor Agreement

Mr. Isaac Israel has been engaged to serve as an advisor to the Company in a 50% capacity, since October 10, 2022 (except from March 2023 to August 2023, during which time Mr. Israel’s served as the Company’s Acting Chief Executive Officer, as described below). Mr. Israel has served as a director since October 2012 and served as our chief executive officer from October 2012 until July 10, 2022, and his former services agreement with the Company formally terminated on October 10, 2022. As an advisor to the Company, Mr. Israel will actively seek to identify and shall take an active role in the execution of new strategic business initiatives and shall support the Company in its fund-raising activities. The advisory services were provided for an initial period of 12 months, effective as of October 10, 2022, the engagement was automatically extended for a 12-month period and will automatically be extended for successive 12-month periods thereunder, under the same conditions, as detailed below, unless terminated by either party upon 90 days’ advance notice to the other party (“Engagement Period”). At our annual general meeting held on August 25, 2022, our shareholders approved the payment of the following compensation to Mr. Israel, in consideration for his service as an advisor:

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

Acting Chief Executive Officer

Mr. Israel served as Acting Chief Executive Officer from March 2023 to August 2023, while Mr. Gil Efron, our Chief Executive Officer, was on medical leave. During his service as our Acting Chief Executive Officer, the terms of Mr. Israel’s engagement as an advisor to the Company, as described above, were suspended and he was not entitled to additional compensation for service as a non-executive director. At our annual general meeting held on June 15, 2023, our shareholders approved the payment of the following compensation to Mr. Israel in consideration for his service as Acting Chief Executive Officer:

Monthly Fee: A monthly fee in the amount of US$30,000 plus VAT (the “Monthly Fee”), plus out-of-pocket expenses as approved by the Company.

Signing and Retention Bonuses: A cash bonus equal to one Monthly Fee as a signing bonus. In addition, to the extent Mr. Israel would be required to serve as our Acting Chief Executive Officer for a period in excess of six months, he would have been entitled to a cash bonus equal to 1.5 times his Monthly Fee.

Transaction Bonus(es): Mr. Israel was entitled to the same transaction bonuses to which he is entitled in his capacity as an advisor to the Company, as described above.

Car expenses. A monthly payment for car expenses of NIS 5,000 (approximately $1,378).

Other: Dollar denominated payments were to be paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. The Monthly Fee was subject to adjustment in the event that a general salary increase (“tosefet yoker”) is implemented in Israel due to the increase in the Israel consumer price index, under certain circumstances.

Insurance, Indemnification and Exemption. During his service as Acting Chief Executive Officer, Mr. Israel continued to benefit from our directors’ and officers’ liability insurance policy, as in effect from time to time, and the indemnification and exemption letter agreements that we previously entered into with him.

Medical and Clinical Committee Chairman

Dr. Rowinsky, the chairman of our Board, serves as the chairman of our medical and clinical committee established in March 2022. We pay Dr. Rowinsky a monthly fee for his service as the chairman of our medical and clinical committee, which was in the amount of $10,000 for the period commencing on April 1, 2022 and until March 31, 2023 (as approved by our shareholders at our annual general meeting held in August 2022) and in the amount of $5,000 for the period commencing on April 1, 2023 and for such additional period at the discretion of the Board (as approved by our shareholders at our annual general meeting held in June 2023). The medical and clinical committee’s primary responsibilities are to: (i) assist our clinical team in the design, planning and supervision of clinical trials; (ii) support our Head of Clinical and Regulatory Affairs in the medical aspects of clinical trials; (iii) support the Company’s Chief Medical Officer; and (iv) assist in the medical and clinical review of potential new business opportunities.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we may become party to legal proceedings and claims in the ordinary course of business or otherwise.

2015 Motion to Approve a Class Action in Israel

On December 3, 2015, we announced that we received a lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 (the “2015 Motion”) which was filed against us and our directors at the Tel Aviv District Court (Economic Division) on December 1, 2015. The 2015 Motion was with respect to asserted claims for damages to the holders of our securities listed on the Tel Aviv Stock Exchange, arising due to the initial public offering of our securities in the U.S. during November 2015. In the 2015 Motion it was claimed that the class the petitioners are seeking to represent includes anyone holding our shares at the start of trading on November 22, 2015, exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof and excluding anyone whose rights to our shares derive from ADS certificates issued in the U.S to such extent as derived therefrom; and any holders of our Series 2 TASE listed warrants as of the start of trading on November 22, 2015, exclusive of the respondents and/or anyone acting on their behalf and/or any affiliates thereof (the “Purported Class”). The total amount claimed from all defendants, had the 2015 Motion been certified as a class action, was approximately NIS 16.4 million (approximately $4.6 million). In addition to this amount, the petitioners in the motion sought remedies in order to redress discrimination against the Purported Class owing to the dilution caused by the public offering, including the possibility that the Purported Class should be awarded from us amounts reflecting the losses of the Purported Class from a possible price increase in our shares following the announcement of the Phase III clinical trial results.

We announced that we reject the claims asserted in the 2015 Motion and delivered our response to the court, and a preliminary hearing was held by the court on September 12, 2016. At such hearing the court determined that certain claims of the petitioners in connection with alleged personal interests by affiliates of ours in connection with the public offering of our initial public offering of our securities in the U.S. during November 2015 are not part of the grounds for the 2015 Motion and no remedies shall be sought by the petitioners in connection therewith. The parties subsequently filed various motions in connection with discovery. On October 24, 2017, the court issued a ruling to stay proceedings in this matter until January 15, 2018, due to the then-ongoing formal investigation by the Israeli Securities Authority (respectively, the “ISA Investigation” and the “ISA”). This stay was subsequently extended by the court, which ruled that the stay of proceedings shall remain in place pending delivery of a notice to the court by the ISA with respect to an update on the ISA Investigation. At the request of the ISA, this stay was subsequently extended several times by the court. Following approval of an enforcement arrangement in connection with the ISA Investigation, the stay was lifted. On January 7, 2020, a pre-trial proceeding, prior to evidentiary hearing, took place.  On April 27, 2022, the evidentiary hearing took place. On October 10, 2022, the petitioners furnished their summaries, on January 9, 2023, we furnished our summaries and on January 25, 2023, the petitioners furnished their response summaries.

On May 21, 2023, the Court issued its final decision in the 2015 Motion whereby it fully dismissed the lawsuit against the personal defendants as well as the motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006, and awarded the Company and other respondents court costs of NIS 43,000 (approximately $12,000).

Separate Lawsuit

On November 8, 2016, a shareholder of ours submitted a request to the court in connection with the 2015 Motion to be excluded from the Purported Class and claiming to have independent causes of action and claims of approximately NIS 1 million ($0.4 million) (the “Petition to Exclude”). We responded to the court, and, amongst other arguments, we noted that pursuant to the Class Action Lawsuits Law 5766-2006 and the regulations thereunder, at the then current stage of the court proceedings with respect to the 2015 Motion, such shareholder cannot petition to be excluded from the Purported Class. The court ordered the shareholder to respond to our response and it did so. In May 2018, the shareholder filed an independent lawsuit against us in the Haifa Magistrates Court seeking damages of approximately NIS 1.1 million (approximately $0.3 million) and for the purposes of the court fees, the amount claimed was reduced to NIS 750,000 ($0.2 million) (the “Separate Lawsuit”). In August 2018, the Haifa Magistrates Court transferred the Separate Lawsuit to the Tel Aviv Magistrates Court. We are of the view that such shareholder’s claims are identical to the asserted claims for damages in the 2015 Motion, and we notified the Tel Aviv Magistrates Court of such and sought a stay of proceedings pending the outcome of the 2015 Motion. A preliminary hearing on our motion to dismiss the Separate Lawsuit and/or stay the proceedings was held in May 2019, at which the Court dismissed the claim without prejudice. This shareholder subsequently filed a new separate claim against the Company in the Haifa District Court – Economic Division, which was transferred to the Tel Aviv District Court – Economic Division. In January 2020, the Tel Aviv District Court – Economic Division accepted the Company’s position that the shareholder’s claims are identical to the asserted claims for damages in the 2015 Motion and entered a stay of proceedings pending the outcome of the 2015 Motion. As result of the dismissal of the 2015 Motion on May 21, 2023, as described above, the Separate Lawsuit was also dismissed on August 28, 2023.

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

The remaining motion from the 2017 Motions (the “Surviving Motion”) was filed against us, our executive directors and certain of our present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015, until February 6, 2017. The plaintiffs allege, among other things, that we included misleading information in our public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of approximately NIS 29 million (approximately $8.2 million). The court ordered a stay of proceedings due to the then-ongoing ISA Investigation. Following approval of an enforcement arrangement in connection with the ISA Investigation, the stay was lifted. On May 29, 2020, the petitioners in the Surviving Motion filed an amended lawsuit and motion to approve the lawsuit as a class action. On November 15, 2020, the respondents filed their responses to the amended motion to approve the lawsuit as a class action. Following the submission of these responses, and as suggested by the court, the parties attended mediation, but without success. The plaintiffs then filed a motion to submit a new expert opinion as a response to the respondents’ claims. The court approved the motion on January 3, 2022. On April 7, 2022, the plaintiffs provided their answers to the respondents’ responses, which included a new opinion. Evidentiary hearings took place on November 13, 2022, November 20, 2022, and November 22, 2022. The plaintiffs furnished their summaries on June 8, 2023. The respondents must furnish their summaries no later than March 17, 2024.

The Company rejects the claims in the Surviving Motion. We are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the Surviving Motion as to the probability of success or the scope of potential exposure, if any.

Atzmon Claim

On November 17, 2022, Fidelity Venture Capital Ltd., a private Israeli company (“Fidelity VC”) and Mr. Dror Atzmon, an Israeli resident and citizen believed to be the sole shareholder of Fidelity VC (Mr. Atzmon, together with Fidelity VC, the “Atzmon Plaintiffs”), filed a statement of claim in the Economic Division of the Tel Aviv District Court (the “Atzmon Claim”) against the Company and a number of other defendants, including our former chief executive officer. The Atzmon Plaintiffs are seeking damages for approximately NIS 9 million (approximately $2.5 million) in connection with various claims relating to alleged contractual breaches and torts arising from an alleged contractual undertaking for the Company to engage the Atzmon Plaintiffs to provide advisory services to the Company following our initial public offering in the United States and listing on NASDAQ in November 2015. We were served with the statement of claim on January 22, 2023. On August 3, 2023, the court ordered the parties to inform it of their willingness to a mediation process; the parties subsequently agreed to a mediation process, a mediator has been appointed and a mediation meeting is due to be scheduled for March 2024. We reject all the claims presented in the Atzmon Claim. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the probability of success or the scope of potential exposure, if any, of the Atzmon Claim.

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

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. Our amended and restated articles of association provide that dividends will be paid at the discretion of, and upon resolution by, our Board, subject to the provision of the Companies Law. Payment of dividends may be subject to Israeli withholding taxes. See “Item 10 – Additional Information – E. Taxation – Israeli Tax Considerations and Government Programs” for additional information.

B.	Significant Changes

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2023.

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

Under Israeli law, annual general meetings of our shareholders are to be held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. Our Board may call special general meetings of shareholders. The Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, whichever is the lower, or by shareholders holding at least 5% of our issued share capital and at least 1% of the voting rights, or of shareholders holding at least 5% of our voting rights, subject to the provisions set forth in our amended and restated articles of association.

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

Borrowing powers

Pursuant to the Companies Law and our amended and restated articles of association, our Board may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

For information regarding the approval of director compensation and interested party transactions and the rights of directors to vote on transactions in which they have a personal interest under Israeli law, see “Item 6. Directors, Senior Management and Employees – C. Board Practices – Fiduciary Duties and Approval of Certain Related Party Transactions and Compensation under Israeli Law.”

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

Immunorizon Acquisition

The following is a summary of the material terms of the Immunorizon Share Purchase Agreement dated February 1, 2023 (the “Share Purchase Agreement”). The summary of the material terms of the Share Purchase Agreement (including any of its ancillary agreements) below and elsewhere in this Annual Report on Form 20-F is qualified in its entirety by reference to the Share Purchase Agreement and/or the applicable ancillary agreement, which are filed as exhibits to this Annual Report. This summary may not contain all of the information about the Share Purchase Agreement and/or any applicable ancillary that is important to you. We urge you to read carefully the Share Purchase Agreement (including any of its ancillary agreements) in its entirety as these are the legal documents governing the transactions.

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

The ADSs were issued to certain major shareholders of Immunorizon (the “Major Selling Shareholders”) and were subject to a three-month lock-up period, and we undertook to file a resale registration statement with the SEC to register the ADSs for resale following the lock-up period, as further described below (see “Lock-Up and Registration Rights Agreement”).

In the event that during one year following the closing of the Share Purchase Agreement, the Company enters into an agreement or makes a filing pursuant to which it issues ADSs or other equity securities in a financing transaction (other than under its ATM program used for an accumulated amount of up to $2,000,000 worth of ADSs sold during any 90 days period following the closing of the Share Purchase Agreement, a non-cash transaction or a strategic transaction such as strategic joint venture, pre-clinical or clinical collaboration), at a price per ADS lower than the PPS (such new price, the “New PPS”) (a “Dilutive Event”), and at such time a Major Selling Shareholder still holds any ADSs issued to it under the Share Purchase Agreement, the Company shall issue such Major Selling Shareholder additional ADSs (“Additional ADSs”) equal to: (i) (A) the number of such ADSs held by such Major Selling Shareholder at such time, multiplied by (B) the PPS divided by (C) the New PPS, minus (ii) the number of such ADSs held by such Major Selling Shareholder at such time. Such protection shall only be provided once. Following the October 2023 registered direct offering, which constituted a Dilutive Event, we issued to the Major Shareholders an aggregate 699,495 Additional ADSs.

Lock-Up and Registration Rights Agreement

At the closing of the transactions contemplated by the Share Purchase Agreement, we entered into a Lock-Up and Registration Rights Agreement (the “Lock-Up and Registration Rights Agreement”) with the Major Selling Shareholders under which the Major Selling Shareholders agreed not to, directly or indirectly, in any single transaction or series of related transactions, transfer any of the ADSs issued at the closing of the Share Purchase Agreement during the three-month period following the closing of the Share Purchase Agreement without the prior written consent of the Company (subject to limited exceptions).

In addition, we undertook to file, by no later than 45 days following the closing of the Share Purchase Agreement, a registration statement on Form F-3 with the SEC (the “Registration Statement”) registering the resale, following the lock-up period, of the ADSs issued to the Major Selling Shareholders upon the closing of the Share Purchase Agreement and any Additional ADSs issued thereafter (if any). We undertook to use commercially reasonable efforts to keep the resale Registration Statement effective for at least 24 months from the date of the Lock-Up and Registration Rights Agreement (or such shorter period as will terminate when the Major Selling Shareholders cease to hold the ADSs or all of our securities covered by the Registration Statement have been sold or withdrawn). On March 23, 2023, we filed the Registration Statement with the SEC, and it was declared effective on April 5, 2023.

Distribution Agreement with Coeptis

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

In October 2021, we and Coeptis agreed to terminate the distribution agreement and entered into a settlement agreement (the “Settlement Agreement”). In accordance with the Settlement Agreement, Coeptis transferred its remaining inventory of Consensi to the Company and in settlement of Coeptis’ outstanding obligations under the distribution agreement, issued to the Company a convertible note (the “Note”) in the amount of $1.5 million payable on or before March 2023 (the “Maturity Date”) , bearing interest of 5% per annum, which may be converted in whole or in part at any time by the Company into Coeptis shares. The conversion price was set at $5 per share, subject to certain adjustments, under such terms and conditions as agreed between the parties and set forth in the Note, and the conversion price was subsequently reduced to $3 under the Addendum referred to below. Coeptis may prepay the principal amount of the Note plus accrued and unpaid interest at any time prior to the Maturity Date. Coeptis also granted to the Company a warrant, exercisable for a period of three years, to purchase a number of Coeptis shares as set forth therein, with an exercise price that is the same as the conversion price as determined under the Note.

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

In July 2023, the Note was amended to extend the Maturity Date to March 31, 2024 and to provide for the repayment of the Note in four installments, with the last installment (including interest) to be paid by March 31, 2024. As of December 31, 2023, Coeptis had paid us an aggregate of $0.9 million under the Note and the outstanding balance of the Note was $0.6 million. During January 2024, Coeptis paid us an additional $0.2 million under the Note.

Other Agreements

For a description of other agreements, please see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business, Operations and Regulatory Matters”, “Item 4. Information on the Company – B. Business Overview – Intellectual Property”, “Item 4. Information on the Company - B. Business Overview - Intellectual Property –License Agreement with Tel HaShomer”, “Item 4. Information on the Company- B. Business Overview - Intellectual Property – Exclusive License Agreement with Yissum.”

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 663,240 for 2022, NIS 698,280 for 2023 and NIS 721,560 for 2024), linked to the Israeli Consumer Price Index), will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences relating to the ownership and disposition of our ADSs by a holder. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ADSs and that hold such ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

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

Passive Foreign Investment Company Consequences

We likely were classified as a Passive Foreign Investment Company (PFIC) for the 2023 tax year and we may be classified as a PFIC for the 2024 tax year. If we are indeed so classified for 2023 or in any other taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which are examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. In addition, in accordance with the NASDAQ Listing Rules, as a foreign private issuer we are required to submit on Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. We have also undertaken under the Sales Agreement for our ATM program to submit to the SEC, on Form 6-K, an interim balance sheet and income statement as of the end of the first and/or third quarters of each fiscal year if we shall desire to sell ADSs pursuant to the Sales Agreement during certain time periods.

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

We estimate that because the liquid instruments are invested mainly for the short-term in bank deposits, the credit and interest risk associated with these balances is immaterial. The primary objective of our investment activities is to preserve principal, while maximizing the income we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments.

Equity Price Risk

We are not exposed to equity securities price risk because we have never invested in equity securities.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the NIS and other currencies. Although the U.S. dollar is our functional currency and reporting currency, a portion of our expenses are denominated in NIS. Our NIS expenses consist principally of payments to employees or service providers, rent and short-term investments in NIS. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. If the U.S. dollar fluctuates significantly against the NIS, it may have a negative impact on our results of operations. We manage our foreign exchange risk by aligning the currencies for holding short-term investments with the currencies of expected expenses, based on our expected cash flows. Furthermore, we manage this risk by hedging our monthly salary expenses denominated in NIS.

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

Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate as of December 31, 2023:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	11	28	550	(28)	(11)
Other current assets	13	33	660	(33)	(13)
Accounts payable	(5)	(11)	(225)	11	5
Other payables	(27)	(67)	(1,340)	67	27
Post employment benefit liabilities	(3)	(7)	(141)	7	3
Total income (loss)	(11)	(24)		24	11

Set forth below is a sensitivity test to possible changes in U.S. dollars/Euro exchange rate as of December 31, 2023:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	1	2	48	(2)	(1)
Accounts payable	(3)	(8)	(153)	8	3
Other payables	(5)	(12)	(232)	12	5
Total income (loss)	(7)	(18)		18	7

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Each of the American Depositary Shares, or ADSs, represents ten ordinary shares (or a right to receive ten ordinary shares). The ADSs trade on NASDAQ.

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

Our management, including the chief executive officer and chief financial officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that as of December 31, 2023 our internal control over financial reporting was effective.

Notwithstanding the foregoing, there can be no assurance that our controls and procedures will detect or uncover all failures in our controls over measurement and disclosure in our financial statements or detect instances of fraud, if any.

(c) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of Mr. Gagnon and Mr. Rock is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that each of the members of our audit committee, Mr. Agmon, Mr. Gagnon and Mr. Rock, qualifies as an independent director under the NASDAQ Listing Rules and satisfies the independence requirements of Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our Board adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all our employees, including without limitation our chief executive officer, chief financial officer and controller. Our Code is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act. A copy of the Code may be viewed on our website at www.purple-biotech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F and is not incorporated by reference herein. We will disclose on our website any amendment to, or waiver from, a provision of our Code to the extent required under the rules of the SEC or Nasdaq. There have been no material changes to our Code since our most recent Annual Report Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of at December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, appearing in this Annual Report have been audited by Somekh Chaikin, a member firm of KPMG International (the “Auditor”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Our Auditor’s location is Tel Aviv, Israel, and the Auditor’s Firm ID is 1057.

The following table sets forth the approximate total compensation that was expensed by the Company and its subsidiaries to the Auditor, for each of the years ended December 31, 2023 and 2022:

	2023	2022
	(in thousands of U.S. dollars)
Audit fees (1)	162	145
Tax fees (2)	2	10
Total	164	155

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, fees related to our public offerings and registration statements, and consultation concerning financial accounting and reporting standards.

(2)	Tax fees relate to services provided regarding tax compliance.

All of the audit services and tax services described in the table above were approved in advance by the audit committee in accordance with paragraph (c)(7)(i)(B) of Rule 2-01 of Regulation S-X.

Audit committee’s pre-approval policies and procedures

In accordance with the rules of the SEC, Israeli law and our amended and restated articles of association, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of our Audit Committee and Board. Under the Companies Law and our amended and restated articles of association, our shareholders are authorized at an annual general meeting to appoint the Company’s independent auditor to hold office until the end of the next annual general meeting or for a longer period that shall not extend beyond the end of the third annual meeting following the annual meeting at which the auditor was appointed. At our 2023 annual general meeting of shareholders, our shareholders appointed Somekh Chaikin, a member of KPMG International, as our independent registered public accounting firm, for a period of three years, until the annual general meeting of shareholders to be held in 2026, at which time the appointment of an auditor will be presented to the shareholders once again.

Under the Companies Law and our amended and restated articles of association, the board of directors is authorized to determine the independent auditor’s remuneration. In addition, SEC rules require that a listed company’s audit committee pre-approve the appointment and remuneration of the independent auditor. Our amended and restated articles of association include a provision which states that for so long as our securities are listed for trading on an exchange in the United States, such authority of the board of directors to set the remuneration of the auditor for audit services and/or for additional services, will be deemed to have been delegated by the board of directors to the audit committee of the board of directors.

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

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of certain NASDAQ Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We currently rely on this “foreign private issuer exemption” with respect to the following items:

●	Distribution of annual and quarterly reports to shareholders. Under Israeli law, as a public company whose shares are traded on the TASE, we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports publicly available through the website of the Israeli Securities Authority and the TASE. In addition, we make our audited financial statements available to our shareholders at our offices.

●	Compensation of Officers. We comply with the requirements set forth under the Companies Law with respect to the approval of officer compensation. For a discussion regarding the approvals required under the Companies Law and the regulations promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see “Item 6.C – Board Practices – Fiduciary Duties and Approval of Certain Related Party Transactions and Compensation under Israeli Law”.

●	Shareholder Approval. We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Companies Law, which are different from the shareholder approval requirements under the NASDAQ Listing Rules, including NASDAQ Listing Rule 5635. The NASDAQ Listing Rules require that we obtain shareholder approval for certain dilutive events, such as (i) for the establishment or amendment of certain equity-based compensation plans and arrangements, (ii) issuances that will result in a change of control of a company, (iii) certain transactions other than a public offering involving issuances of 20% or more of the shares or voting power in a company, and (iv) certain acquisitions of the stock or assets of another company involving issuances of 20% or more of the shares or voting power in a company or if any director, officer or holder of 5% or more of the shares or voting power of the company has a 5% or greater interest in the company or assets to be acquired or consideration to be paid and the transaction could result in an increase in the outstanding common shares or voting power by 5% or more.

Under the Companies Law, shareholder approval is required for any transaction, including any grant of equity-based compensation, to a director or a controlling shareholder, but is not generally required to establish or amend an equity-based compensation plan. Similarly, shareholder approval is required under Israeli law for a private placement that is deemed an “extraordinary private placement” or that involves a director or controlling shareholder. An “extraordinary private placement” is a private placement in which a company issues securities representing 20% or more of its voting rights prior to the issuance and the consideration received pursuant to such issuance is not comprised, in whole or in part, solely of cash or securities registered for trade on an exchange or which is not made pursuant to market conditions, and as a result of which the shareholdings of a 5% holder of the shares or voting rights of the company increases or as a result of which a person will become a holder of 5% of the shares or voting rights of the company or a controlling shareholder after the issuance.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in sections 268 to 275 of the Companies Law and the regulations promulgated thereunder, which require the approval of the audit committee, the compensation committee, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our Board as required under the NASDAQ Listing Rules.

●	Quorum of Shareholder Meetings. Under the NASDAQ Listing rules, the minimum quorum required for an ordinary meeting of shareholders consists of 33 1/3% of the issued share capital. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for a meeting of our shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 25% of the voting rights of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

●	Nominations Committee and Nominations of our Directors. Under Israeli law and our amended articles of association, our directors are not required to be selected, or recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors, as required by the NASDAQ Listing Rules. With the exception of directors elected by our Board due to vacancy, our directors are elected by an annual general meeting of our shareholders to hold office until the next annual meeting following three years from his or her election. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our amended and restated articles of association and under the Companies Law. However, in September 2020, we established a non-independent nominations committee, whose role is (among other things) to identify and recommend to our Board for selection, director nominees, consistent with criteria approved by the Board.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

Item 16K. CYBERSECURITY

We operate in the biotechnology sector, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees; violation of privacy laws and other litigation and legal risk; and reputational risk. We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We currently have security measures in place to protect patients’, employees’ and vendors’ information and prevent data loss and other security breaches, including a cybersecurity risk assessment program. Both management and the Company’s Audit Committee are actively involved in the continuous assessment of risks from cybersecurity threats, including prevention, mitigation and detection.

Risk Management and Strategy

Our cybersecurity assessment program outlines policies and procedures and technology we use to oversee and identify risks from cybersecurity threats, and focuses on the following areas:

●	Vigilance: The Company maintains cybersecurity threat operations with the goal of identifying, preventing and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with our established disaster recovery policy.

●	Systems Safeguards: The Company deploys systems safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through ongoing vulnerability assessments and cybersecurity threat intelligence.

●	Third Party Service Provider: The Company utilizes a third-party service provider to assist the Company to identify, assess, prevent and respond to cybersecurity risks.

●	Training: The Company provides periodic training for personnel regarding cybersecurity threats, which reinforces the Company’s information security policies, standards and practices.

●	Incident Response and Recovery Planning: The Company has established and maintains a plan that addresses the Company’s response to a cybersecurity incident and the recovery from a cybersecurity incident, which plan is evaluated periodically.

●	Communication and Disclosure: The Company’s established plan includes procedures for the communication of cybersecurity incidents so that decisions regarding the disclosure and reporting of such incidents can be made in a timely manner.

●	Governance: The management’s oversight of cybersecurity risk management is supported by the Company’s Audit Committee.

Governance

Management is responsible for day-to-day assessment and management of risks from cybersecurity threats, including the prevention, mitigation, detection, and remediation of cybersecurity incidents (if any). The Company’s VP of Operations is the member of the Company’s management who is principally responsible for overseeing the Company’s cybersecurity risk management program. The Company’s VP of Operations works in coordination with the other members of management, which includes our Chief Executive Officer, Chief Financial Officer, and General Counsel.

The Company’s Audit Committee, in conjunction with management, oversees the assessment of the Company’s risks from cybersecurity threats, including prevention and mitigation. The Company’s Audit Committee receives periodic updates from the Company’s VP of Operations with respect to the management of risks from cybersecurity threats. Additionally, the Audit Committee, in conjunction with management, considers risks from cybersecurity threats as part of its oversight of the Company’s business strategy, risk management, and financial oversight.

We engage a third-party consultant to help us assess and identify risks from cybersecurity threats, including the threat of a cybersecurity incident, and assisted us to establish our cybersecurity program and manage our risk assessment program. Our third-party consultant monitors cybersecurity threats to our software.

To date, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, an actual or perceived breach of our cybersecurity could damage our reputation, interfere with the progress of our clinical trials and/or our efforts to pursue regulatory approvals for our therapeutic candidates, or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition. For further information, see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Industry – Our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.”

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements as of December 31, 2023 and 2022 and for the three-year period ended December 31, 2023, beginning on page F-1.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed in the index of exhibits below:

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Registrant (originally filed as Exhibit 99.3 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto)
1.2	Amended and Restated Articles of Association of the Registrant (originally filed as Exhibit 99.2 to the Registrant’s Form 6-K furnished to with the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto)
2.1	Description of Share Capital (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 9, 2022).
2.2	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
2.4	Form of Warrant issued to purchasers in the June 2018 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.5	Form of Warrant issued to purchasers in the January 2019 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
2.6	Form of Warrant, dated January 7, 2020, between Purple Biotech Ltd. issued to former FameWave shareholders (incorporated by reference to Exhibit 4.18 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.7	Form of Placement Agent Warrant issued to Placement Agent in the March 2020 public offering (incorporated by reference to Exhibit 4.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.8	Form of Placement Agent Warrant issued to Placement Agent in the April 2020 private placement (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
2.9	Form of Warrant issued to investors in the May 2020 private placement (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
2.10	Form of Placement Agent Warrant issued to Placement Agent in the May 2020 public offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
2.11	Form of Warrant issued to purchasers in the June 2020 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
2.12	Form of Placement Agent Warrant issued to Placement Agent in the June 2020 public offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K/A furnished to the Securities and Exchange Commission on June 29, 2020)
2.13	Form of Pre-Funded Warrant issued to the purchaser in the October 2023 offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)

2.14	Form of Warrant issued to the purchaser in the October 2023 offering (incorporated by reference to Exhibit 4.3 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)
2.15	Form of Amendment to Existing Warrants issued to the purchaser in the October 2023 offering (incorporated by reference to Exhibit 4.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)
4.1	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015)
4.2	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
4.3	Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 9, 2022)
4.4*	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.5*	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.6*	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.7	Purple Biotech Ltd. Office Holder Compensation Policy approved the shareholders on June 15, 2023 (incorporated by reference to Exhibit A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 1, 2023)
4.8	Form of Securities Purchase Agreement dated as of June 1, 2018 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
4.9	Form of Securities Purchase Agreement dated as of January 16, 2019 by and between the Registrant and the purchasers in the offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on January 18, 2019)
4.10	Form of Securities Purchase Agreement dated as of March 12, 2020 by and between the Registrant and the purchasers in the March 2020 public offering (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
4.11**	Amended and Restated License effective as of the 25th day of May, 2010 by and between: Tel Hashomer - Medical Research, Infrastructure and Services Ltd and Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.12**	First Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)

4.13	Second Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.14	Assignment and Assumption Agreement effective as of March 21, 2019, between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd., FameWave Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.15	Form of Warrant Exercise Agreement, dated as of April 19, 2020, entered into between the Registrant and the warrant holders in the April 2020 private placement (incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
4.16	Form of Securities Purchase Agreement dated as of May 6, 2020 by and between the Registrant and the purchasers in the May 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
4.17	Form of Securities Purchase Agreement dated as of June 23, 2020 by and between the Registrant and the purchasers in the June 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
4.18	Open Market Sale AgreementSM, dated as of June 9, 2021, by and between the Company and Jefferies LLC (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 9, 2021)
4.19**	Share Purchase Agreement by and among Purple Biotech Ltd., the Shareholders of Immunorizon Ltd. and M. Arkin (1999) Ltd. dated as of February 1, 2023 (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual report on Form 20-F furnished to the Securities and Exchange Commission on March 3, 2023
4.20	Form of Securities Purchase Agreement dated as of October 17, 2023 by and between the Registrant and the purchaser in the October 2023 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)
4.21	Form of Amendment to Existing Warrants issued to the purchaser in the October 2023 offering (incorporated by reference to Exhibit 4.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)
8.1	List of subsidiaries of the Registrant
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Confidential treatment granted with respect to portions of this Exhibit.

**	Portions of this exhibit has been redacted because it is both not material and is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

PURPLE BIOTECH LTD.

	By:	/s/ Gil Efron
		Name:	Gil Efron
		Title:	Chief Executive Officer

	By:	/s/ Lior Fhima
		Name:	Lior Fhima
		Title:	Chief Financial Officer
Date: March 5, 2024

Purple Biotech Ltd.

Consolidated Financial Statements as of December 31, 2023

Purple Biotech Ltd.

Consolidated Financial Statements

As of December 31, 2023

In U.S. Dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Purple Biotech Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Purple Biotech Ltd. and its subsidiaries (hereinafter – “the Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and other comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2023, and the related notes (collectively, “the consolidated financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Fair value of intangible assets

As discussed in Notes 3D and 5 to the consolidated financial statements, intangible assets, consisting of in-process research and development (IPR&D), were USD 28,044 thousand as of December 31, 2023. IPR&D is related to the TyrNovo and FameWave acquisitions completed in prior years and the Immunorizon acquisition completed in February 2023. The Company tests its intangible assets for impairment on an annual basis, or more frequently if there are indications of impairment.

We identified the evaluation of the estimated fair value of the intangible assets determined by the Company as part of the annual impairment test as a critical audit matter. Specifically, the evaluation of certain key assumptions into the fair value determination, including future expenses for completing development of the intangible assets, success rates, future revenues, and discount rate, involved a high degree of subjective auditor judgment. Changes in these assumptions could have had a significant effect on the Company’s fair value determination.

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

Tel-Aviv, Israel

March 4, 2024

Purple Biotech Ltd.

Consolidated Statements of Financial Position as of December 31,

		2023	2022
	Note	USD thousands	USD thousands

Assets
Cash and cash equivalents	6, 19A	14,489	15,030
Short term deposits	19A	850	16,652
Other investments	19B	73	431
Other current assets	8	376	1,143

Total current assets		15,788	33,256

Non-current assets
Right to use assets	7	316	467
Fixed assets, net		154	215
Intangible assets	5	28,044	20,684

Total non - current assets		28,514	21,366

Total assets		44,302	54,622

Liabilities
Current maturity of lease liabilities	7	188	194
Trade payable		3,532	2,132
Other payables	9	3,463	4,732

Total current liabilities		7,183	7,058

Non-current liabilities

Lease liability	7	163	321
Post-employment benefit liabilities	18	141	145
Warrants	19B	2,518	-

Total non - current liabilities		2,822	466

Equity

Share capital, no par value		-	-
Share premium	10	133,184	126,407
Receipts on account of warrants	10	28,467	28,017
Capital reserve for share-based payments	11	10,088	10,164
Capital reserve from transactions with related parties		761	761
Capital reserve from hedging		19	(6)
Capital reserve from transactions with non- controlling interest		(859)	(859)
Accumulated loss		(137,453)	(117,573)

Equity attributable to owners of the Company		34,207	46,911
Non-controlling interests		90	187
Total equity		34,297	47,098

Total liabilities and equity		44,302	54,622

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Other Comprehensive Loss

		For the year ended December 31
		2023	2022	2021
	Note	USD thousands	USD thousands	USD thousands
Research and development expenses	14	17,034	16,320	11,827
Sales, general and administrative expenses	15	5,237	6,283	6,107

Operating Loss		22,271	22,603	17,934

Change in fair value of warrants	16A	(3,497)	-	-
Finance expenses	16B	2,195	67	212
Finance income	16B	(992)	(910)	(320)
Finance income, net		(2,294)	(843)	(108)

Loss for the year from continuing operations		19,977	21,760	17,826

Loss from discontinued operation	4	-	-	642
Loss for the year		19,977	21,760	18,468

Other comprehensive loss:
Items that will be transferred to profit or loss:
Loss (profit) from cash flow hedges		(25)	6	-
Total comprehensive loss for the year		19,952	21,766	18,468

Loss attributable to:
Owners of the Company		19,880	21,668	18,384
Non-controlling interests		97	92	84
		19,977	21,760	18,468

Total comprehensive loss attributable to:
Owners of the Company		19,855	21,674	18,384
Non-controlling interests		97	92	84
		19,952	21,766	18,468

Loss per share data

Continuing operations
Basic & diluted loss per ADS - USD		0.9	1.20	1.01

Number of ADSs used in calculating basic & diluted loss per ADS		22,133,294	18,081,087	17,568,036
Discontinued operation
Basic & diluted loss per ADS – USD		-	-	0.04
Number of ADSs used in calculation		-	-	17,568,036

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from hedging	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2023	-	126,407	28,017	10,164	(6)	761	(859)	(117,573)	46,911	187	47,098
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	1,045	450	-	-	-	-	-	1,495	-	1,495
ADS issued in connection with the purchase of a subsidiary (see Note 5C)		3,781							3,781		3,781
Share-based payments	-	1,951	-	(76)	-	-	-	-	1,875	-	1,875

Total transactions with owners of the Company		6,777	450	(76)		-	-	-	7,151		7,151
Loss for the year	-	-	-	-	-	-	-	(19,880)	(19,880)	(97)	(19,977)

Other comprehensive profit for the period					25				25		25
Balance as of December 31, 2023	-	133,184	28,467	10,088	19	761	(859)	(137,453)	34,207	90	34,297

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from hedging	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2022	-	123,951	28,017	8,862	-	761	(859)	(95,905)	64,827	279	65,106
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	1,346	-	-	-	-	-	-	1,346	-	1,346
Share-based payments	-	1,110	-	1,302	-	-	-	-	2,412	-	2,412

Total transactions with owners of the Company		2,456	-	1,302		-	-	-	3,758		3,758
Loss for the year	-	-	-	-	-	-	-	(21,668)	(21,668)	(92)	(21,760)

Other comprehensive loss for the period					(6)				(6)		(6)
Balance as of December 31, 2022	-	126,407	28,017	10,164	(6)	761	(859)	(117,573)	46,911	187	47,098

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
	USD thousands
Balance as of January 1, 2021	-	118,909	29,984	8,115	761	(859)	(77,521)	79,389	363	79,752
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	540	-	-	-	-	-	540	-	540
Exercise of warrants	-	3,167	(1,967)	-	-	-	-	1,200	-	1,200
Share-based payments	-	1,335	-	747	-	-	-	2,082	-	2,082

Total transactions with owners of the Company		5,042	(1,967)	747	-	-	-	3,822		3,822
Loss for the year	-	-	-	-	-	-	(18,384)	(18,384)	(84)	(18,468)

Balance as of December 31, 2021	-	123,951	28,017	8,862	761	(859)	(95,905)	64,827	279	65,106

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the year ended December 31,

	2023	2022	2021
	USD thousands

Cash flows from operating activities from continuing operation:
Loss for the year from continuing operation	(19,977)	(21,760)	(17,826)

Adjustments:
Depreciation	197	201	231
Finance income, net	(2,294)	(843)	(108)
Share-based payments	1,875	2,412	2,082

	(20,199)	(19,990)	(15,621)

Changes in assets and liabilities:
Changes in other current assets	178	313	(316)
Changes in trade payable	1,334	799	399
Changes in other payables	(1,076)	2,132	634
Changes in post-employment benefit liabilities	(162)	11	27
	274	3,255	744
Net cash used in operating activities from continuing operation	(19,925)	(16,735)	(14,877)

Cash flows from investing activities from continuing operation:
Acquisition of subsidiary, net of cash acquired (see Note 5C)	(3,549)	-	-
Proceed from other investments	875	-	-
Acquisition of intangible asset	-	(202)	-
Decrease in short term deposits	15,803	19,658	10,248
Decrease in long term deposits	-	160	2,914
Interest received	755	324	359
Acquisition of fixed assets	(3)	(26)	(115)
Net cash provided by investing activities from continuing operation	13,881	19,914	13,406

Cash flows from financing activities from continuing operation:
Proceeds from issuance of ADSs	1,563	1,498	564
ADS issuance expenses paid	(229)	(152)	(24)
Proceeds from issuance of ADSs, warrants and prefunded warrants	5,000	-	-
Warrants issuance expenses paid	(661)	-	-
Proceeds from exercise of warrant	-	-	1,200
Repayment of lease liability	(168)	(165)	(153)
Interest paid	(56)	(67)	(75)
Net cash provided by financing activities from continuing operation	5,449	1,114	1,512

	2023	2022	2021
	USD thousands

Cash flows in respect of discontinued operation as follows:

Net cash from operating activities	-	-	(374)
Net cash used in discontinued operation	-	-	(374)

Net increase (decrease) in cash and cash equivalents	(595)	4,293	(333)
Cash and cash equivalents at the beginning of the year	15,030	10,890	11,247
Effect of translation adjustments on cash and cash equivalents	54	(153)	(24)
Cash and cash equivalents at end of the year	14,489	15,030	10,890

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Note 1 - General

Reporting entity

A.	Purple Biotech Ltd. (hereinafter: the “Company” or “Purple”) is a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance. The Company focused on Oncology, which includes NT219, a therapeutic candidate which is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3, CM24 a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways and a preclinical platform of conditionally-activated tri-specific antibody that engages both T cells and NK cells to mount a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, and thereby potentially increases the anticipated therapeutic window in patients. The third arm specifically targets the Tumor Associated Antigen (TAA). IM1240 is the first tri-specific antibody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness and poor clinical outcomes.

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

In January 2020, the Company acquired 100% of FameWave Ltd. (hereinafter “FameWave”), see also Note 5B.

In October 28, 2021, the Company established a fully owned subsidiary Purple Biotech GmbH (hereinafter “Purple GmbH”).

In February 2023, the Company acquired 100% of Immunorizon Ltd. (hereinafter “Immunorizon”), see also Note 5C.

The Company together with TyrNovo, FameWave, Immunorizon and Purple GmbH are referred to, in these consolidated financial statements, as “the Group”.

D.

Since incorporation through December 31, 2023, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated loss of USD 137.4 million. The Group has financed its operations mainly through private and public financing rounds. Through December 31, 2023, the Company raised (excluding exercise of warrants) a total of USD 101.5 million net of issuance expenses, see also Note 10.

Management anticipates that its existing capital resources will be adequate to satisfy liquidity requirements for at least the next 12 months. Subsequently, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s future cash requirements. However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.

Notes to the Consolidated Financial Statements

Note 1 - General (Cont’d)

E.

In October 2023, Hamas terrorists (hereinafter: Hamas) infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Moreover, the clash between Israel and Hezbollah in Lebanon, may escalate in the future into a greater regional conflict.

Any hostilities involving Israel, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect the Company’s operations and results of operations and could make it more difficult for the Company to raise capital. While five study sites out of 27 total study sites in the ongoing studies for CM24 and NT219 are located in Israel, the Company has not yet experienced any material interruptions or delays with respect to such studies, and the Company believes the study sites in Israel have sufficient supply of the therapeutic candidate to continue the studies, as applicable. Both CM24 and NT219 are manufactured by service providers outside of Israel. Most of the research and development work is being conducted by third-party entities outside of Israel. However, a prolonged conflict with Hamas can cause disruptions or delays to the study sites located in Israel, as the result of shortage of staff at study site, resulting in an adverse effect on the Company’s business, financial condition and results of operation.

Additionally, all of Company’s employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions that may be taken to address the ongoing conflict may temporarily disrupt the employees’ ability to effectively perform the daily tasks.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on Company’s business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt Company’s business and operations, interrupt the sources and availability of supply and hamper the ability to raise additional funds or sell Company’s securities, among others.

Note 2 - Basis of Preparation of the Consolidated Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The Group has prepared the consolidated financial statements in accordance with IFRS Accounting Standard (hereinafter: “IFRS”), as issued by the International Accounting Standard Board (“IASB”).

These consolidated financial statements were approved by the board of directors on March 4, 2024.

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

For further information regarding the measurement of these assets and liabilities see Note 3 regarding material accounting policies.

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

Data on exchange rates are as follows:

Representative
exchange rate of USD
(NIS/USD 1)
Date of consolidated financial statements:
December 31, 2023	3.627
December 31, 2022	3.519
December 31, 2021	3.110

%
Changes in exchange rates for the year ended:
December 31, 2023	3
December 31, 2022	13
December 31, 2021	(3)

F.	Initial application of amendment to standard

Amendment to IAS 1, Presentation of Financial Statements: "Disclosure of Accounting Policies."

According to the amendment, the Company must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed.

The amendment is initially applied in the annual financial statements for 2023.

As a result of applying the Amendment, the extent of the accounting policy disclosure provided in the financial statements for 2023 was reduced and adjusted according to the Company’s specific circumstances.

Notes to the Consolidated Financial Statements

Note 3 - Material Accounting Policies

The accounting policies set out below have been consistently applied for all periods presented in these consolidated financial statements:

A.	Basis of consolidation

1.	Acquisition of Subsidiaries

Upon acquisition of subsidiaries, the Company evaluates whether the acquisition is considered a business acquisition or an acquisition of an asset (or group of assets). If the Company reaches the conclusion that the subsidiary acquired is a considered a business, it accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. If the acquired subsidiary is not considered a business, the Company accounts for the acquisition as a purchase of assets. The Company uses the optional concentration test to determine the accounting treatment of such acquisitions. In applying the concentration test, an entity determines whether substantially all the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If so, the asset is not considered a business. As of December 31, 2023, the acquisitions made by the Company were determined to be an acquisition of assets, see Note 5.

Contingent considerations transferred for acquisition of subsidiaries are recorded when the terms and conditions for payment of the consideration are met.

2.	Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

3.	Non-controlling interests

Non-controlling interests that are instruments that give rise to a present ownership interest and entitle the holder to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at fair value.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

B.	Foreign currency transactions

Transactions in foreign currencies are translated to USD which is the functional currency of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between its cost in the functional currency on date of translation, and the monetary cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Notes to the Consolidated Financial Statements

Note 3 - Material Accounting Policies (Cont’d)

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

Subsequent measurement of financial liabilities

Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged, cancelled or transferred to equity.

Notes to the Consolidated Financial Statements

Note 3 - Material Accounting Policies (Cont’d)

3.	Derivative financial instruments

As part of the October 2023 capital raising agreement, the Company issued new warrants and amended previous warrants that were classified as derivative financial instruments.

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

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity.

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

As part of the October 2023 capital raising, the Company issued pre-funded warrants and amended terms for previous warrants. The Company classified the pre-funded warrants as an equity instrument due to their negligible exercise price.

The amended terms for previously issued warrants increased the fair value of those warrants. The amended terms were part of the capital raising and therefore the Company accounted for the increase in value as issuance cost.

Notes to the Consolidated Financial Statements

Note 3 - Material Accounting Policies (Cont’d)

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

Other intangible assets, including in-process research and development in respect of the Company’s acquisition of TyrNovo ,Famewave, Immunorizion, and asset purchased by Purple GmbH (see also Note 5), which have infinite useful lives, are measured at cost less accumulated impairment losses.

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

Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash generating unit that contains intangible assets that have indefinite useful lives.

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

Note 3 - Material Accounting Policies (Cont’d)

F.	Loss per share

The Group presents basic and diluted loss per share data for its ordinary share capital (including pre-funded warrants). Basic loss per share is calculated by dividing the loss attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the year. The loss per share data is presented in the profit and loss statement as loss per ADS giving effect to the number of 10 shares per 1 ADS.

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

Note 3 - Material Accounting Policies (Cont’d)

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

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination, or are recognized directly in equity or in other comprehensive income.

Deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

The Company has not recognized deferred tax assets as no future taxable profits are expected in the foreseeable future.

L.	Leases

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

Note 3 - Material Accounting Policies (Cont’d)

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

Depreciation of right-to-use asset

After lease commencement, a right-to-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over contractual lease period as follows: office lease from September 15 2020 for 5 years and 3.5 months.

M.	Discontinued operations

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

2021
USD thousands
Results of discontinued operation
Revenue	-
Expenses	642
Loss for the year	642

Loss for the year attributable to the owners of the Company:
From continuing operations	17,826
From discontinued operation	642

Loss per share – Discontinued operation
Basic & diluted loss per ADS – USD	0.04

Cash flows from discontinued operation
Net cash used in operating activities	(374)

Notes to the Consolidated Financial Statements

Note 5 - Intangible Assets

As of December 31, 2023, and 2022:

	2023	2022
	USD thousands
IPR&D related to TyrNovo (see 5A below)	6,172	6,172
IPR&D related to Famewave (see 5B below)	14,310	14,310
IPR&D related to Immunorizon (see 5C below)	7,360	-
IPR&D related to Purple GmbH	202	202

Total intangible assets	28,044	20,684

A	Acquisition of Tyrnovo

During the years 2017 to 2019 the Company acquired shares in Tyrnovo, a company developing NT219.

Since 2019 the Company owns 98.47% of Tyrnovo.

B.	Acquisition of Famewave

On January 7, 2020 the Company completed the purchase of 100% of FameWave Ltd, a privately held biopharmaceutical Company developing CM24, (“FameWave”).

The consideration was recorded based on the fair value of the assets purchased.

C.	Acquisition of Immunorizon

In February 2023 the Company completed the acquisition of 100% of Immunorizon Ltd, a privately held biopharmaceutical Company developing potential multispecific T and NK cell engager oncology therapies that selectively activate the immune response within the tumor microenvironment, (“Immunorizon”) from its shareholders in consideration of an aggregate upfront payment of $3.5 million in cash, an aggregate of $3.5 million in ADSs (or 2,215,190 ADSs representing ordinary shares at a price per ADS equal to the NASDAQ volume-weighted average price of the Company’s ADSs for the 60-day period preceding the execution date of the agreement) with three months lock up period including a price protection mechanism for 12 months (see Note 10D1). Additional future considerations include future payments when achieving certain long-term milestones set at an aggregate amount of $94 million, including royalties on net sales. The acquisition closed on February 15, 2023. The total acquisition amounted to $ 3.6 million.

The acquisition was recorded based on the fair value of the consideration transferred and was accounted for as an asset purchase as it did not meet the definition of a business combination in accordance with IFRS 3.

Notes to the Consolidated Financial Statements

Note 5 - Intangible Assets (Cont’d)

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

USD thousands
Cash	44
Intangible asset (1)	7,360
Other receivables	1
Trade payables	(28)
Other payables	(2)

Total net identifiable assets	7,375

(1)

Intangible asset - In process research and development

The fair value of the intangible asset recognized at the acquisition date was determined according to the fair value of the issued equity (2,215,190 ADSs) which amounted to USD 3,781 thousand and the cash paid.

According to the agreement, the equity issued included a price protection mechanism as well as a lock up period of three months.

The fair value of equity issued was based on the assumptions below:

a.	Share price - 1.59
b.	Expected volatility - 70.89%
c.	Annual risk-free rate – 4.5%
d.	Dividend yield- 0%
e.	DLOM – 10.8%

D.

As of December 31, 2023, the recoverable amount of the in-process research and development assets (hereinafter – “intangible assets”) was based on their value in use and was determined by discounting the future cash flows to be generated from them by using the discounted cash flows method, on the annual year test. The recoverable amount of the intangible assets exceeds their carrying amount, thus no impairment loss was recognized.

The discounted cash flows model considered the risks associated with the clinical/preclinical phase of the intangible assets and the probability of success for each development phase. Certain estimations were determined using industry data reports.

The discount rate used for calculating intangible assets recoverable amount was 18.9%.

The Company performed sensitivity analysis for estimations such as discount rate and royalty rate and concluded that the recoverable amount of the intangible assets exceeds their carrying amount.

Notes to the Consolidated Financial Statements

Note 6 - Cash and Cash Equivalents

	As of December 31,
	2023	2022
	USD thousands

Balance in USD	14,007	11,902
Balance in other currencies	482	3,128
Total cash and cash equivalents	14,489	15,030

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

B.	Right-to-use assets

Carrying amounts of right-to-use assets and change during the period:

Office lease
USD thousands
Balance as of January 1, 2023	467
Depreciation on right-to-use assets	(151)
Balance as of December 31, 2023	316

Balance as of January 1, 2022	619
Depreciation on right-to-use assets	(152)
Balance as of December 31, 2022	467

Notes to the Consolidated Financial Statements

Note 7 - Leases (Cont’d)

C.	Lease liability

Maturity analysis of the Company’s lease liabilities

	December 31,	December 31,
	2023	2022
	USD thousands	USD thousands
Less than one year	188	204
One to two years	188	388

Total	376	592

Current maturities of lease liability	188	194

Long-term lease liability	163	321

D.	Additional information on leases

Amounts recognized in profit or loss

	2023	2022
	USD thousands	USD thousands
Interest expenses on lease liability	37	49

Note 8 - Other Current Assets

	As of December 31,
	2023	2022
	USD thousands

Government authorities	171	146
Prepaid expenses and other receivables	205	997
Total other current assets	376	1,143

Notes to the Consolidated Financial Statements

Note 9 - Other Payables

	As of December 31,
	2023	2022
	USD thousands

Due to related parties - salary related	620	607
Accrued expenses	2,521	3,597
Government authorities	53	81
Salary related	269	437
Other payables	-	10
	3,463	4,732

Note 10 - Equity

A.

The Company’s authorized share capital is 1,000,000,000 ordinary shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 10,000,000 preferred shares in each class.

On August 21, 2020 the ratio between ADSs and shares was changed from 1:1 to 1:10 (each 1 ADS equal 10 shares).

B.	The Company’s share capital

	As of December 31, 2023		As of December 31, 2022
	Number of shares in thousands
	Authorized	Issued and paid-in	Authorized	Issued and paid-in
Shares, no par value	1,000,000	252,379	1,000,000	184,815
Class A preferred shares, no par value	10,000	-	10,000	-
Class B preferred shares, no par value	10,000	-	10,000	-
Class C preferred shares, no par value	10,000	-	10,000	-
Class D preferred shares, no par value	10,000	-	10,000	-
Class E preferred shares, no par value	10,000	-	10,000	-

Notes to the Consolidated Financial Statements

Note 10 - Equity (Cont’d)

C.	Changes in share capital during the year

	For the year ended December 31
	2023	2022	2021
	Number of ADSs in thousands
Issued as at January 1	18,482	17,800	17,211
Issuance of ADSs (See D below and 5C)	6,388	544	126
Vesting of RSUs	368	138	163
Exercise of warrants	-	-	300

Issued as at December 31	25,238	18,482	17,800

D.	Financing rounds

1.

On October 19, 2023, in a registered direct offering on the NASDAQ, the Company raised USD 5 million gross (approximately USD 4.3 million net of placement agent fees). In this registered direct offering, the Company issued an aggregate of 2,430,000 ADSs at a purchase price of USD 1.15 per ADS and pre-funded warrants to purchase up to 1,917,827 ADS. The Company also issued unregistered warrants to purchase up to an aggregate of 4,347,827 ADSs (hereinafter the “October 2023 warrants”) which are immediately exercisable, that were recorded as a liability at their fair value at a value of USD 5,348 thousand. The October 2023 warrants have a term of five and a half years and have an exercise price of USD 1.25 per ADS. During 2023, no warrants were exercised.

In connection with the offering and effective upon October 19, 2023, the Company amended certain existing warrants to purchase up to an aggregate of 631,556 ADSs that were previously issued in June 2020 and June 2018 at exercise prices of $9.00 and $28.00 per ADS, respectively, such that the amended warrants have a reduced exercise price of $1.25 per ADS and an extended term of five and a half years from the closing of the offering. The company recorded USD 761 thousand in issuance expenses in relation to the amendment. During 2023, no warrants were exercised.

In addition, the Company issued to the placement agent (or its designees) unregistered compensation warrants to purchase up to 304,348 ADSs at a value of USD 357 thousand at an exercise price of USD 1.4375 per ADS. The unregistered placement agent warrants are immediately exercisable and have a term of five years from the date of October 19, 2023.

In connection with the October 2023 Offering, the Company issued 699,495 ADSs pursuant to an anti-dilution mechanism of that certain Lock-Up and Registration Rights Agreements entered into with former Immunorizon shareholders in connection with the acquisition of Immunorizon in February 2023 (refer to Note 5C).

2.

On June 9, 2021, the Company entered into sales agreement with Jefferies LLC, for the sale of ADSs. In accordance with the terms of the sales agreement, the Company may offer and sell ADSs from time to time through Jefferies, acting as the Company’s agent. The Company originally filed a prospectus for a $50.0 million “at the market” equity offering program (“ATM Program”), but the aggregate offering price was subsequently reduced to $21.0 million on March 23, 2022, and to $3.0 million on October 17, 2023. During 2023, 2022 and 2021 the Company sold, under the ATM Program, 1,044,040, 543,400 and 126,160 ADSs at an average price of $1.63, $2.65 and $4.46 per ADS and raised USD 1.56 million, USD 1.49 million and USD 0.56 million gross (approximately USD 1.5 million, USD 1.44 million and USD 0.54 million net of placement agent fees), respectively.

Notes to the Consolidated Financial Statements

Note 10 - Equity (Cont’d)

E.	Other equity transactions

	1.	During 2023, the Company issued 3,680 thousand ordinary shares on account of vested RSUs granted in 2021, 2022 and 2023 to officers, board members and employees.

	2.	During 2022, the Company issued 1,380 thousand ordinary shares on account of vested RSUs granted in 2020 and 2021 to officers, board members and employees.

	3.	During 2021, the Company issued 1,634 thousand ordinary shares on account of vested RSUs granted in 2020 to officers, board members and employees.

4.	In February 2023 the Company acquired Immunoraizon – see note 5C.

F.	Non-controlling interests

The following table summarizes the information relating to Tyrnovo that has non-controlling interests of 1.53%, before any intra-group eliminations:

	December 31, 2023	December 31, 2022
TyrNovo Ltd.	in USD thousands

Non-current assets	6	10
Current assets	247	428
Current liabilities	(23,419)	(17,240)
Net assets	(23,166)	(16,802)
Net assets attributable to non-controlling interests	(355)	(258)
Loss for the year	6,365	5,983
Loss allocated to non-controlling interests	97	92

Note 11 - Share-based Payment Arrangements

A.

On March 2, 2023, the board of directors of the Company granted 45 thousand options (to purchase the equivalent of 4,500 ADSs) and 45 thousand RSUs (equivalent to 4,500 ADSs) to an employee. The options have an exercise price of USD 0.198 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 16 thousand.

On April 24, 2023, the board of directors of the Company granted 2,732 thousand options (to purchase the equivalent of 273 thousand ADSs) and 2,732 thousand RSUs (equivalent to 273 thousand ADSs) to the Board members, subject to the approval of the shareholders, and to employees. The options have an exercise price of USD 0.190 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 729 thousand. The board members grant was approved by the shareholders on June 15, 2023.

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

B.	The number and weighted average exercise prices (in USD) of share options are as follows:

	Weighted average exercise price			Number of options
	2023	2022	2021	2023	2022	2021
Outstanding on January 1	0.52	0.97	1.02	18,468,235	7,751,303	6,994,377
Expired and forfeited during the year	0.54	0.82	1.52	(2,026,452)	(418,068)	(413,074)
Granted during the year	0.19	0.28	0.47	2,777,000	11,135,000	1,170,000
Outstanding on December 31	0.46	0.52	0.97	19,218,782	18,468,235	7,751,303
Exercisable on December 31	0.62	0.97	1.48	10,923,032	6,144,318	4,451,430

The exercise price is denominated in NIS and are re-measured using historic exchange rates. Options are exercisable to shares, each ADS represent 10 shares.

Notes to the Consolidated Financial Statements

Note 11 - Share-based Payment Arrangements (Cont’d)

The options outstanding at December 31, 2023 had an exercise price of USD 0.190- USD 6 (2022 - USD 0.208- USD 6, 2021 -USD 0.346- USD 6), and weighted average contractual life of 3.10 years (2022 – 3.87 years, 2021 – 3.9 years).

C.	The number of RSUs are as follows:

	Number of RSUs
	2023	2022
Outstanding at January 1	7,857,917	2,610,000
Granted during the year	2,777,000	6,785,000
Forfeited during the year	(1,187,292)	(157,083)
Vested during the year	(3,676,875)	(1,380,000)
Outstanding at December 31	5,770,750	7,857,917

Each RSU is convertible to one share, each ADS represent 10 shares.

D.	The fair value of the Company’s share options granted to employees, directors and consultants, where fair value of service was not measurable, was measured using the binominal model, using the fair value of the traded warrants with similar terms, making certain adjustments to reflect the specific terms of the options based on the expected duration.

E.	The following assumptions were used:

	2023	2022
Share Price - USD	0.160-0.226	0.213-0.316
Exercise price - USD	0.19-0.2	0.208-0.304
Expected volatility (%)	93.54-96.04	91.64-96.26
Expected duration (years)	2-5	2-5
Dividend yield (%)	-	-
Risk free rate interest rate (%)	3.56%-4.31%	2.90%-4.28%

F.	Expenses recognized in the consolidated financial statements:

	For the year ended December 31,
	2023	2022	2021
	USD thousands
Research and development expenses	768	768	557
General and administrative expenses	1,107	1,644	1,525

Total share-based expense recognized	1,875	2,412	2,082

Note 12 - Transactions and Balances with Related Parties

In addition to their salaries or fees, the Group also provides share option programs to directors and officers and contributes to a post-employment defined contribution plan on behalf of employees, see Note 9 for the balances and Note 11 regarding share based payments.

The CEO is entitled to termination benefits of up to 6 monthly salaries or fees, See Note 18.

In addition, the Company pays the chairman of the board a monthly fee for his service as the chairman of our medical and clinical committee, and a monthly fee to one of the directors who has been engaged as an advisor in a 50% capacity.

Notes to the Consolidated Financial Statements

Note 12 - Transactions and Balances with Related Parties (Cont’d)

Expenses of key management personnel:

The Company recorded expenses to executive officers:

	For the year ended December 31
	2023	2022	2021
	USD thousands
Short - term employee benefits	2,066	2,623	2,402
Post-employment benefits	12	11	27
Share based payments	1,346	1,930	1,446

	3,424	4,564	3,875

The Company recorded expenses to directors:

	For the year ended December 31
	2023	2022	2021
	USD thousands
Short - term benefits	427	448	323
Share based payments	284	311	478

	711	759	801

Note 13 - Commitments and contingent liabilities

A.	Commitments

1.	TyrNovo, has obligations to the Israel Innovation Authority (hereinafter: “IIA”) with respect to grants it received from the IIA in connection with TyrNovo’s technology. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 and in the IIA’s rules and guidelines and the terms of these grants.

In general, a recipient company is obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed as a result of, a research and development program funded , in whole or in part, by the IIA (currently a yearly rate of 3% to 6%), up to the aggregate amount of the total grants received by the IIA, plus annual interest. The recipient company is also obligated to manufacture its drug in Israel unless it receives the approval of the IIA in which case it will be required to pay the higher rate mentioned above. A recipient company is not required to repay the grants if it does not generate revenue.

TyrNovo’s technologies were developed, in part, with funds from IIA grants, and accordingly is obligated to pay royalties on sales of any of its IIA funded products and related services.   As of December 31, 2023, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.52 million), and as of such date, TyrNovo had not paid any royalties to the IIA.

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

In consideration for the license grant, FameWave shall pay to THM the following during the term of the license:

i)	An annual license fee of $10,000 which is credited towards any royalties to be paid during such year.

ii)	Royalties of three and a half percent (3.5%) of net sales with respect to Biopharmaceutical Products, and royalties of six and a half percent (6.5%) of net sales with respect to Diagnostic Products.

iii)	Sublicense fees at a rate of twenty percent (20%) of sublicense consideration with respect to Biopharmaceutical Products, and sublicense fees at a rate of twelve percent (12%) of sublicense consideration with respect to Diagnostic Products.

FameWave has undertaken to pay certain milestone payments upon the completion of certain pre-defined clinical and sales milestones.

In addition, THM (on behalf of the licensors) are entitled to receive an exit fee of up to three and a half percent (3.5%) of all consideration received because of or in connection with an exit event (as defined in the THM License Agreement).

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

B.	Claims

1.	In December 2015, a lawsuit and a motion to approve such lawsuit as a class action was filed in the Tel Aviv District Court (Economic Division) against the Company and its directors, by shareholders who were holders of the Company’s Tel Aviv Stock Exchange listed securities before the Company’s initial public offering in the United States (the “U.S. IPO”) that took place in November 2015, claiming damages for the purported class in the motion totaling NIS 16.4 million (USD 4.6 million) due to the U.S. IPO (the “Motion”). In addition to this amount, the petitioners in the motion are seeking remedies in order to redress discrimination against the purported class owing to the dilution caused by the public offering, including the possibility that the purported class should be awarded from the Company amounts reflecting the losses of the purported class from a possible price increase in our shares following the announcement of the Phase III clinical trial results. The Company delivered its response to the court. Preliminary hearings initiated by the court in September 2016 and continued during 2017. On October 24, 2017 the court issued a ruling to stay proceedings in this matter until January 15, 2018 due to the ongoing ISA Investigation (See Note 13B(3) below). At the request of the ISA, this stay was subsequently extended several times by the court. Following approval of an enforcement arrangement in connection with the ISA investigation, the stay was lifted. On April 27, 2022 the evidentiary hearing took place and thereafter, the parties furnished their summaries and response summaries. On May 21, 2023, the Tel Aviv District Court (Economic Division) dismissed the lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 (the “2015 Motion”), which was filed against us and our directors on December 3, 2015, and ordered the plaintiffs to pay the Company NIS 43,000 in legal expenses.

2.

On November 8, 2016, a shareholder of the Company submitted a request to the court in connection with the Motion to be excluded from the purported class, claiming to have independent causes of action and damages of approximately NIS 1 million (USD 284 thousand) (the “Petition to Exclude”). The Company responded to the court. In May 2018, the shareholder filed an independent lawsuit against the Company in the Haifa Magistrates Court seeking damages of approximately NIS 1.1 million (USD 354 thousand) and for the purposes of the court fees, the amount claimed was reduced to 750,000 NIS (USD 213 thousand) (the “Separate Lawsuit”). In August 2018, the Haifa Magistrates Court transferred the Separate Lawsuit to the Tel Aviv Magistrates Court. A preliminary hearing on the Company’s motion to dismiss the Separate Lawsuit and/or stay the proceedings was held in May, 2019, at which the court dismissed the claim without prejudice. This shareholder subsequently filed a new separate claim against the Company. In January 2020, the Tel Aviv District Court – Economic Division accepted the Company’s position that the shareholder’s claims are identical to the asserted claims for damages in the Motion, and entered a stay of proceedings pending the outcome of the Motion.

As result of the dismissal of the 2015 Motion on May 21, 2023 as described above, this separate, independent lawsuit files in the Haifa Magistrates Court in May 2018 by a shareholder seeking damages identical to the asserted claims for damages in the 2015 Motion, was also dismissed.

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

In November 2022 an evidence hearing was conducted. On June 8, 2023 the plaintiff’s summaries were filed. The respondents must furnish their summaries no later than March 17, 2024.

The Company rejects the claims in the Surviving Motion. The Company is unable, with any degree of certainty, to make any evaluations or any assessments with respect to the Surviving Motion as to the probability of success or the scope of potential exposure, if any. Therefore, no provision for this matter was recorded in these financial statements.

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

The Company rejects all the claims presented in the Atzmon Claim. On August 3, 2023, the court ordered the parties to inform of their willingness to a mediation process. The parties agreed to a mediation process, a mediator has been appointed and a mediation meeting is due to be scheduled for March 2024. At this preliminary stage the Company is unable, with any degree of certainty, to make any evaluations or any assessments with respect to the probability of success or the scope of potential exposure, if any, of the Atzmon Claim.

Notes to the Consolidated Financial Statements

Note 14 - Research and Development Expenses

	For the year ended December 31
	2023	2022	2021
	USD thousands
Salaries, wages and related expenses	2,323	2,382	1,721
Share-based payments (see also Note 11)	768	768	557
Service providers	13,943	13,170	9,549

	17,034	16,320	11,827

Note 15 - Sales, General and Administrative Expenses

	For the year ended December 31
	2023	2022	2021
	USD thousands
Salaries, wages and related expenses	1,769	1,845	1,762
Share-based payments (see also Note 11)	822	1,333	1,047
Legal fees in connection with ISA investigation and class action lawsuits (see also Note 13B)	-	135	12
Reimbursement of legal fees	(116)	(63)	(66)
Other professional fees	1,004	750	1,222
Board member remuneration and insurance	818	1,152	1,033
Board member share-based payments	284	311	478
Maintenance expenses	196	120	55
Travel and car expenses	130	144	133
Depreciation	199	201	231
Other	131	355	200

	5,237	6,283	6,107

Notes to the Consolidated Financial Statements

Note 16 - Finance Expense (Income), net

A.

Revaluation of warrants

The gain is related to the fair value adjustments of warrants. The 2023 warrants included a cashless exercise feature and customary conditions in case of occurrence of a fundamental transaction. The warrants will expire (unless exercised) within 5.5 years from issuance of those warrants.

B.	Finance expenses and income

	For the year ended December 31
	2023	2022	2021
	USD thousands
Finance expenses
Fees and interest expense	56	67	79
Loss from exchange rate differences, net	13	-	133
Issuance expenses (see note 10D)	2,126	-	-
	2,195	67	212

	For the year ended December 31
	2023	2022	2021
	USD thousands
Finance income
Interest income from deposits	(474)	(532)	(320)
Income from exchange rate differences, net	-	(62)	-
Changes in fair value of finance instruments	(517)	(245)	-
Other	(1)	(71)	-
	(992)	(910)	(320)

Note 17 - Taxes on Income

A.	Corporate tax rate

The tax rate applicable to the Group is 23%.

B.

Carry-forward losses

The Company and its subsidiaries incurred losses through 2023, which are not expected to be utilized in the foreseeable future. Therefore, the Group did not record current taxes or deferred tax assets.

In 2023, the main reconciling item from the statutory tax rate of the Company (23%, representing theoretical tax benefit of approximately USD 4.6 million) to the effective tax rate (0%) is mainly due to the fact that deferred taxes were not created in respect of current year tax losses and benefits.

The carry-forward loss for tax purposes of the Company and its subsidiaries, and the unrecognized research and development expenses, amounts to USD 96 million as of December 31, 2023 (2022 – USD 82 million, 2021 – USD 59 million).

Notes to the Consolidated Financial Statements

Note 18 - Employee benefits

A.	Employee benefits include post-employment benefits and short-term benefits.

Balances include:

	For the Year ended December 31
	2023	2022
	USD thousands	USD thousands
Short-term benefits	549	463
Post-employment benefit liabilities	141	145
Post-employment benefit liabilities included in other payables	-	158

B.	Post-employment benefit plans – defined contribution plan

The Company has a defined contribution plan in respect of the Company’s liability in respect of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

	For the Year ended December 31
	2023	2022	2021
	USD thousands	USD thousands	USD thousands

Amount recognized as expense in respect of defined contribution plan	401	390	291

C.	Certain of the Company’s executives are entitled to annual and special bonuses under the terms of their employment and consulting agreements. These bonuses will become due upon the achievement of certain goals or agreements for the commercialization of the Company’s products. These consolidated financial statements include bonuses expenses in the amount of USD 446 thousand for the year ended December 31, 2023, USD 406 thousand for the year ended December 31, 2022, and USD 580 thousand for the year ended December 31, 2021.

D.	Certain of the Company’s executives are entitled to benefits upon termination of employment under the terms of their employment and consulting agreements, see Note 12 on related parties. These benefits are measured based on the time of service and their monthly pay and the expected term of their employment. These consolidated financial statements include a liability due to these grants of USD 141 thousand and USD 303 thousand, as of December 31, 2023 and 2022, respectively.

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

The Group held cash and cash equivalents and short-term deposits of USD 15,339 thousand at December 31, 2023 (2022 – USD 31,682 thousand). These are held with banks, which are rated A2, based on Moody’s Rating Agency ratings. The short-term deposits, mainly in USD, bear fixed interest ranging between 1% - 5.4%.

The carrying amount of cash and cash equivalents and short-term deposits approximate their fair value.

As of December 31, 2023 the group has an amount of USD 139 thousand in short term deposits guaranteed for the Group’s leases and credit and am amount of USD 700 thousand in short term deposits guaranteed for hedging transactions.

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

Therefore, as at December 31, 2023 the Group is of the opinion that these hedging relationships continue to qualify for hedge accounting.

Currency risk

The Group is exposed to currency risk mainly for cash and purchases for research and development expenses that are denominated in NIS and EURO. Therefore, the Group is exposed to exchange rate fluctuations in these currencies against the dollar and takes steps to reduce the currency risk by maintaining its liquid resources in accordance with its future needs.

Notes to the Consolidated Financial Statements

Note 19 - Financial Instruments (Cont’d)

Set forth below is a sensitivity test to possible changes in USD/NIS exchange rate as of December 31, 2023:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	11	28	550	(28)	(11)
Other current assets	13	33	660	(33)	(13)
Accounts payable	(5)	(11)	(225)	11	5
Other payables	(27)	(67)	(1,340)	67	27
Post-employment benefit liabilities	(3)	(7)	(141)	7	3
Total income (loss)	(11)	(24)		24	11

Set forth below is a sensitivity test to possible changes in USD/ EURO exchange rate as of December 31, 2023:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	1	2	48	(2)	(1)
Accounts payable	(3)	(8)	(153)	8	3
Other payables	(5)	(12)	(232)	12	5
Total income (loss)	(7)	(18)		18	7

Set forth below is a sensitivity test to possible changes in USD/NIS exchange rate as of December 31, 2022:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	19	48	960	(48)	(19)
Other current assets	17	42	841	(42)	(17)
Accounts payable	(4)	(10)	(205)	10	4
Other payables	(33)	(83)	(1,668)	83	33
Post-employment benefit liabilities	(3)	(7)	(145)	7	3
Total income (loss)	(4)	(10)		10	4

Set forth below is a sensitivity test to possible changes in USD/ EURO exchange rate as of December 31, 2022:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	45	112	2,246	(112)	(45)
Accounts payable	(20)	(49)	(979)	49	20
Other payables	(4)	(10)	(207)	10	4
Total income (loss)	21	53		(53)	(21)

B.	Financial instruments measured at fair value:

1.

In October 2021, the Company received a convertible note in the amount of $1.5 million and a warrant for 300 thousand Coeptis shares as part of Coeptis termination at an exercise price of $5 per warrant. As of December 31, 2023 the outstanding balance of the convertible note was $625 thousands. During January 2024, Coeptis paid an additional $0.2 million under the convertible note.

The warrants are exercisable until September 21, 2024.

This convertible debt instrument does not meet the solely payments of principal and interest (SPPI) criterion and therefore measured at fair value through profit or loss.

The fair value of these financial instruments as of December 31,2023 was measured at USD 73 thousand (2022- USD 431 thousand).

Notes to the Consolidated Financial Statements

Note 19 - Financial Instruments (Cont’d)

2.

In October 2023, as part of a registered direct offering, the Company issued 4,347,827 warrants, and amended certain existing warrants to purchase up to an aggregate of 555,555 of the Company’s ADSs that were previously issued in June 2020 at exercise prices of $9.00 per ADS such that effective upon the closing of the offering the amended warrants will have a reduced exercise price of $1.25 per ADS and will expire five and a one-half years from the closing date of the offering.

The warrants were classified as a non-current financial liability as they can be settled in cash on the occurrence of Fundamental Transaction as determined in the agreement. This liability was initially recognized at its fair value on the closing date of the offering and is subsequently accounted for fair value at each balance sheet date and recorded through profit and loss. The fair value of these financial instruments as of December 31,2023 was measured at USD 2,518 thousand

3.	Fair value hierarchy of financial instruments measured at fair value:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset and liabilities
Convertible debt instrument and warrant (see Note 19B (1))	-	-	73	73
Financial liability of warrants	-	-	2,518	2,518

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset
Convertible debt instrument and warrant (see Note 19B (1))	-	-	431	431

Details regarding fair value measurement at Level 3:

	Financial asset- convertible note	Financial liability- warrant

Balance as of January 1, 2023	431	-
Issuance	-	6,015
Proceed	(875)	-
Revaluation	517	(3,497)
Balance as of December 31, 2023	73	2,518

Financial instrument	Valuation method for determining fair value	Significant unobservable inputs

For the year ended December 31, 2023
Warrant (see note 10D1)	Black - Scholes	expected term	5.3 years
		expected volatility	89.94%
		annual risk free interest	3.88%
		dividend yield	0%

Convertible debt instrument		DLOM	26.1%

For the year ended December 31, 2022
Warrant	Black - Scholes	expected term	1.72 years
		expected volatility	117.42%
		annual risk free interest	4.47%
		dividend yield	0%

Convertible debt instrument		DLOM	37.6%

Note 20 - Subsequent Events

On February 6, 2024 the Company issued 816,827 ADSs due to an exercise of 816,827 October 2023 prefunded warrants (see Note 10D1).