Form 20-F
period 2024-12-31
PURPLE BIOTECH LTD.
filed 2025-03-10
CIK 1614744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Gil Efron, Chief Executive Officer
4 Oppenheimer Street Science Park Rehovot 7670104, Israel
Tel: +972-3-933-3121; Fax: +972-3-5097196
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 200 Ordinary Shares(1)	PPBT	NASDAQ Capital Market

(1)	Evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 517,128,717 Ordinary Shares, no par value (including 1 ordinary share held in treasury).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

Unless the context otherwise indicates or requires, all references to:

●	“Registrant,” “Purple”, “Purple Biotech”, “Company,” “we,” “us,” “our,” “our company” and similar designations refer to Purple Biotech Ltd., together with (i) its former wholly-owned subsidiary, Kitov Pharmaceuticals, (ii) its majority owned subsidiary, TyrNovo, (iii) its wholly owned subsidiary, FameWave, (iv) its wholly owned subsidiary, Immunorizon, and (v) its wholly owned subsidiary Purple Biotech GmbH (in the process of dissolution), except where otherwise stated or where it is clear that the terms mean only Purple Biotech Ltd. exclusive of any subsidiaries,

●	“TyrNovo” refers to TyrNovo Ltd., the majority owned subsidiary of Purple Biotech,

●	“FameWave” refers to FameWave Ltd., the wholly owned subsidiary of Purple Biotech,

●	“Immunorizon” refers to Immunorizon Ltd., the wholly owned subsidiary of Purple Biotech,

●	“dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States of America,

●	“Euro” or “€” refer to the Euro, the lawful currency of the European Union member states,

●	“NIS” refers to the New Israeli Shekel, the lawful currency of the State of Israel,

●	“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board,

●	“ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no par value per share,

●	“ADSs” refers to the Registrant’s American Depositary Shares,

●	“Companies Law” refers to the Israeli Companies Law, 5759-1999,

●	“Securities Act” refers to the Securities Act of 1933, as amended,

●	“SEC” refers to the United States Securities and Exchange Commission,

●	“NASDAQ” refers to The NASDAQ Capital Market, except where otherwise stated or where it is clear that the term means any of the NASDAQ exchanges, and

●	“TASE” refers to the Tel Aviv Stock Exchange.

Unless otherwise indicated, all information contained in this Annual Report on Form 20-F gives retrospective effect to:

●	Effective as January 4, 2019, we effected a consolidation of our share capital at a ratio of 1:20, such that: each 20 ordinary shares were consolidated into one ordinary share.

●	Effective as of August 21, 2020, we effected a change in the ratio of ordinary shares to each ADS, such that the ratio of ADSs to ordinary shares changed from one (1) ADS representing one (1) ordinary share to a new ratio of one (1) ADS representing ten (10) ordinary shares.

●	Effective as of September 17, 2024, we effected a change in the ratio of ordinary shares to each ADS, such that the ratio of ADSs to ordinary shares changed from one (1) ADS representing ten (10) ordinary shares to a new ratio of one (1) ADS representing two hundred (200) ordinary shares. All ADS numbers in this Annual Report on Form 20-F are presented on a post-ratio change basis.

Glossary of Industry Terms

Additionally, for convenience, the following terms used in this Annual Report on Form 20-F are defined as follows:

“API”	Active Pharmaceutical Ingredient – any substance or mixture of substances intended to be used in the manufacture of a drug product and that, when used in the production process, becomes an active ingredient in the drug product.

“approved product”	A product that has been approved for marketing by a regulatory authority.

“BLA”	Biologics License Application – An application submitted to the FDA to request approval to market a new biological product in the United States.

“cGMP”	Current Good Manufacturing Practice – minimum requirements of the FDA and other regulatory authorities for the methods, facilities, and controls used in the manufacturing, processing, and packing of a drug product that is intended for human use to ensure that the product is safe for use and has the ingredients and strength that it claims to have.

“Clinical”	Pertaining to human studies.

“CMC”	Chemistry, manufacturing, and controls.

“Consensi”	An FDA approved fixed-dose combination drug treatment intended for the treatment of osteoarthritis pain and for hypertension, previously developed and commercialized by the Company. During 2021, the Company determined to discontinue operations related to Consensi.

“CROs”	Contract research organizations.

“FDA”	United States Food and Drug Administration.

“Formulation”	All the active and inactive materials contained in a final medical product.

“IND”	Investigational New Drug (Application) – an application to test an experimental drug in human beings and that requires clearance by the FDA for clinical trials to be initiated.

“NDA”	New Drug Application - an application submitted to the FDA to approve marketing a new pharmaceutical drug in the United States.

“PDX”	Patient-derived xenograft - an animal model in which patient-derived tumor tissue at low passage are implanted in animals, used to conserve original tumor characteristics and to provide relevant predictive insights into clinical outcomes when evaluating new cancer therapies.

“Pharmacokinetics”, “PK”	The study of the absorption, distribution, metabolism and excretion of a drug from the body; the pharmacokinetic indices provide, among other things, information on the extent and time of the patient’s exposure to the material. It is the study of how the body affects the drug.

“preclinical”	Drug development studies performed outside of a human living organism or cell, using living cells, or appropriate animal models. The studies begin before trials in humans and assess safety, toxicity, and efficacy. Since drug development is dynamic, preclinical studies are performed throughout the drug development lifecycle.

“therapeutic candidate”	A product that is undergoing development, preclinical trials, clinical trials and/or has a pending NDA/BLA in review by the FDA or similar marketing application being reviewed by a foreign regulatory authority, but has not been approved for commercialization.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, including the safety and efficacy of our therapeutic candidates, as well as the extent and number of additional studies that we may be required to conduct;

●	our ability to advance our therapeutic candidates into the next stages of clinical trials, or to successfully complete our planned and ongoing preclinical studies or clinical trials;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	our ability to acquire or in-license additional therapeutic candidates, integrate acquired therapeutic candidates successfully into our business and to realize the anticipated benefits of acquisitions;

●	a delay or rejection of an IND, NDA or BLA for one or more of our therapeutic candidates;

●	our ability to maintain compliance with the NASDAQ listing standards;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate including the impact of any change in regulation and legislation that could affect the pharmaceutical industry, and the difficulty of predicting actions of the FDA or any other applicable regulator of pharmaceutical products;

●	the research, manufacturing, preclinical and clinical development, commercialization, and market acceptance of our therapeutic candidates;

●	our ability to successfully acquire, develop or commercialize our pharmaceutical products;

●	our ability to establish collaborations for our therapeutic candidates;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business and therapeutic candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, revenues, capital requirements and our need for and ability to access sufficient additional financing;

●	the impact of competitive companies and technologies on our industry; and

●	the impact of the political, economic, security and public health situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for our products or our business, including the impact of the current conditions in Israel on our business, which may exacerbate the magnitude of the factors discussed above.

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

●	We are a clinical stage biotechnology company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable;

●	Our limited operating history as a biotechnology research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of therapeutic candidates for our future revenue, which could impair our ability to achieve profitability;

●	We will need to raise additional capital to achieve our strategic objectives of developing and commercializing our therapeutic candidates, and to develop, acquire and/or in-license additional therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our future operations, develop our current or future therapeutic candidates, seek regulatory approval that is a prerequisite to selling any product, attract development or commercial partners, and retain key personnel;

●	Our long-term capital requirements are uncertain and subject to numerous risks;

●	Our clinical trials may fail to demonstrate adequately the safety and efficacy of our therapeutic candidates, which would prevent or delay regulatory approval and commercialization;

●	Regulations are constantly changing, and in the future our business may be subject to additional regulations that could increase our compliance costs or delay our ability to market our product candidates, if at all;

●	Our therapeutic candidates may cause undesirable side effects or have other properties that could halt clinical development, prevent regulatory approval, limit commercial potential, or result in significant negative consequences;

●	If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners, will be unable to commercialize our therapeutic candidates;

●	Preclinical studies, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates without developing CMC satisfactorily to regulatory authorities, completing preclinical and clinical studies, and then seeking to obtain regulatory approval, if such trials show that our therapeutic candidates are safe and effective;

●	If we do not establish collaborations for our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future and/or commercialize such therapeutic candidates, or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans;

●	Any collaborative arrangements that we establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development, manufacturing and commercialization of our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future, outside our control, and may require us to relinquish important rights or may otherwise be on terms unfavorable to us;

●	Our current business model is based largely upon the development or acquisition and commercialization of new combination products and new therapeutic candidates that may have not yet been administered to humans or have limited history of treatment with humans. Unexpected difficulties or delays in successfully developing, acquiring or commercializing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations;

●	We rely mainly on third parties to conduct our CMC, research and development, preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including, but not limited to, failing to conform with quality standards for our therapeutic candidates, which may endanger our clinical trial participants and/or fail to meet established deadlines for the completion of such studies and trials;

v

●	If third parties do not manufacture our current therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future in sufficient quantities in the required timeframe, at the required quality standards and at an acceptable cost, preclinical, clinical development and commercialization of our therapeutic candidates could be delayed;

●	We rely on third-party contract vendors to manufacture and supply us with API that is compliant with the International Conference of Harmonization Q7 guidance and other applicable laws and regulations, in the quality and quantities we require on a timely basis;

●	We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and/or other regulatory agencies for NT219, CM24, our CAPTN-3 tribody platform’s leading therapeutic candidate IM1240 or any other therapeutic candidates we may develop or acquire in the future;

●	We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities;

●	Our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future, if approved, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose the FDA and/or other regulatory agencies’ approval(s) we will obtain (if any), and our business would be seriously harmed;

●	We may depend on a partner to conduct clinical trials with CM24, NT219 and/or other therapeutic candidates, and we may enter into future collaboration agreements with collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and to market and sell our therapeutic candidates. If such collaboration fails to perform as expected, our clinical trials and/or development plans will be delayed, and we will be required to seek other partners, which we may not be able to engage in a timely manner, if at all, and which may delay our development plans and therefore the potential for us to generate future revenue from our therapeutic candidates would be significantly reduced and our business would be significantly harmed;

●	The manufacture of our therapeutic candidates is complex, and we may encounter difficulties in production, particularly with respect to process development or scaling-up of our manufacturing capabilities. If we, or any of our third-party manufacturers, encounter such difficulties, our ability to supply drugs for clinical trials or our products (if approved) for patients on a timely basis could be materially delayed or adversely affected. In addition, this may cause an increase in costs that could result in our inability to maintain a commercially viable cost structure;

●	Because each of CM24, NT219 and CAPTN-3, our tribody platform with its leading therapeutic candidate, IM1240, represents a novel approach to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of these therapeutic candidates;

●	If we fail to comply with any obligations under our in-license agreements with Yissum Research and Development Company (“Yissum”) and/or Tel Hashomer – Medical Research Infrastructure and Services Ltd. (“THM”) or any future license agreement, or disputes arise with respect to those agreements, it could have a negative impact on our intellectual property rights and we could lose our rights to NT219 and/or CM24 or any further therapeutic candidates, which could have a material adverse effect on our business, financial condition and results of operations;

●	Our shareholders may not realize a benefit from our acquisitions of therapeutic candidates commensurate with the ownership dilution they experienced in connection with the transactions;

●	The markets for our oncology therapeutic candidates are rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

●	Our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions;

●	Third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from, or delay us in, developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition;

●	We may be unable to adequately protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of any of our intellectual property rights may lead us to lose market share and could have an adverse effect on our business, results of operations and financial condition;

●	We conduct our operations in Israel, and therefore, political, economic and military instability in Israel and its region may adversely affect our business, results of operations, and financial condition; and

●	We may not meet the continued listing requirements of NASDAQ, which could result in a delisting of the ADSs from NASDAQ;

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable

B.	Advisors

Not applicable

C.	Auditors

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

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical stage biotechnology company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable.

We are a clinical stage biotechnology company, and we are focused on the development and commercialization of innovative pharmaceutical drugs. We currently have two oncology therapeutic candidates that are in the clinical trial phase, CM24 and NT219, neither of which has been approved for marketing and are not being sold, marketed or commercialized, and a preclinical tribody platform, CAPTN-3, with its leading therapeutic candidate, IM1240. Each of our therapeutic candidates will require additional preclinical and/or clinical trials or other testing before we can obtain regulatory approval, if we are able to obtain regulatory approval at all. We must obtain regulatory approval for these therapeutic candidates, or any other therapeutic candidate that we may develop or acquire in the future before we can sell such therapeutic candidates. We have incurred losses from commencement of our pharmaceutical research and development activities through December 31, 2024, of approximately $144.7 million as a result of revenue and cost of goods, research and development activities, clinical trial related activities, investment/acquisition activities, listing for trading and fund-raising related activities, selling, general and administrative, finance expenses and other expenses. We may incur significant additional losses as we continue to focus our resources on advancing CM24, NT219, CAPTN-3, with its leading therapeutic candidate, IM1240, or other therapeutic candidates that we may develop, in-license, or acquire in the future. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop, in-license, or acquire, and obtain the required regulatory approvals for our oncology therapeutic candidates in the United States and various other territories and then to successfully commercialize our oncology therapeutic candidates. We may be unable to achieve any or all these goals with regard to CM24, NT219, CAPTN-3 with its leading therapeutic candidate, IM1240, or any other therapeutic candidates that we may develop, in-license, or acquire in the future. As a result, we may never be profitable or achieve significant or sustained revenues.

Our limited operating history as a biotechnology research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of therapeutic candidates for our future revenue, which could impair our ability to achieve profitability.

We have a limited operating history as a biotechnology research and development company, and our operations to date have been limited primarily to developing our therapeutic candidates, CM24 and NT219, and CAPTN-3, our tribody platform with its leading therapeutic candidate, IM1240; research and development; raising capital; and recruiting scientific, CMC, regulatory and management personnel and third-party partners. To date, the only revenue we have received has been the initial milestone payments in connection with commercialization agreements for Consensi, which were terminated in 2021. We may not be able to commercialize or obtain regulatory approval for our therapeutic candidates, CM24 and NT219, CAPTN-3, our tribody platform with its leading therapeutic candidate, IM1240, or any additional therapeutic candidate we may develop, in-license and/or acquire in the future. Our future growth and success depend upon our ability to continue funding the development of our therapeutic candidates and on the successful commercialization of such therapeutic candidates. If we are unable to obtain regulatory clearances or approvals for our therapeutic candidates and future products, our ability to gain any revenues and to achieve profitability would be adversely affected. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development of or commercialize our therapeutic candidates, acquire or in-license other therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

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

We will need to continue to expend substantial funds in research and development, including CMC, preclinical and clinical trials of our therapeutic candidates CM24 and NT219, and CAPTN-3, with its leading therapeutic candidate, IM1240, as well as to acquire or in-license additional therapeutic candidates. We plan to fund our future operations through the out-licensing and/or commercialization of our therapeutic candidates and by raising additional capital through grants or debt or equity financing. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising the needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of our therapeutic candidates, as well as the inherent business risks associated with our company and present and future market conditions. In addition, global and local economic and geopolitical conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs related to our therapeutic candidates or any other therapeutic candidates that we may acquire, in-license or develop in the future, or to delay the acquisition or in-license of any additional therapeutic candidates, any of which may have a material adverse effect on our business, financial condition and results of operations.

To the extent that we raise additional capital through the sale of equity, including under our open market sale agreement (the “Sales Agreement”) that we entered into with Jefferies LLC (“Jefferies”) in June 2021, for the offer and sale, from time to time, of ADSs through an “at-the-market” equity offering program (“ATM program”), with Jefferies acting as our agent, or under our Form F-3 shelf registration statement filed with the SEC in December 2022, your ownership interest will be diluted, and the terms of any securities so sold may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through grants, collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

Our long-term capital requirements are uncertain and subject to numerous risks.

We estimate that so long as no significant revenues are generated from our oncology therapeutic candidates, we will need to raise substantial additional funds to develop and/or commercialize our therapeutic candidates and to develop, acquire or in-license any additional therapeutic candidates, as our current cash and short-term investments are not sufficient to complete the research and development of our therapeutic candidates in their current phase of development and any additional therapeutic candidates that we may acquire, in-license or develop in the future, and to fund our related expenses. Our long-term capital requirements are expected to depend on many potential factors, including, among others:

●	our ability to successfully out-license and/or commercialize our oncology therapeutic candidates, or any other therapeutic candidates that we may acquire, in-license, or develop in the future, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the progress, success, and cost of our preclinical and/or clinical trials and research and development programs;

●	our ability to successfully complete the required CMC development for our oncology therapeutic candidates or any other therapeutic candidates that we may acquire, in-license, or develop in the future;

●	the costs, timing and outcome of regulatory review and obtaining and maintaining regulatory approval of our oncology therapeutic candidates or any other therapeutic candidates that we may acquire, in-license, or develop in the future, and addressing regulatory and other issues that may arise post-approval for such oncology therapeutic candidates;

●	the costs of obtaining new patents and enforcing our issued patents and defending intellectual property-related claims;

●	the costs of developing and maintaining our third parties’ cGMP manufacturing standards;

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated;

●	our ability to obtain recommendations and publish studies regarding the efficacy and/or safety of our oncology therapeutic candidates or any other therapeutic candidates that we may acquire or develop in the future that may be published by government agencies, professional organizations, academic or medical journals or other key opinion leaders;

●	sufficient coverage and reimbursement by third-party payers for our therapeutic candidates; and

●	the costs of seeking out and acquiring or engaging in-licensing or similar transactions for other oncological candidates.

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

The clinical trials of our therapeutic candidates are, and the manufacturing and marketing of our products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and market our therapeutic candidates. Before obtaining regulatory approvals for the commercial sale of any of our therapeutic candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our therapeutic candidates are both safe and effective for use in each target indication. In particular, because some of our therapeutic candidates are subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for drug product approval will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, response rates from the use of our therapeutic candidates may not be sufficient to obtain regulatory approval unless we can also show an adequate overall survival of patients. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our therapeutic candidates may not be predictive of the results of later-stage clinical trials. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another. We expect that there may be greater variability in results for products processed and administered on a patient-by-patient basis, as anticipated for our therapeutic candidates, than for “off-the-shelf” products, like many other drugs. There is typically an extremely high rate of attrition from the failure of therapeutic candidates proceeding through clinical trials. Therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Many companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most therapeutic candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

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

Regulations are constantly changing, and in the future our business may be subject to additional regulations that could increase our compliance costs or delay our ability to market our product candidates, if at all.

We believe we understand the current laws and regulations to which our products are and will be subject. However, federal, state and foreign laws and regulations relating to approval and marketing of our product candidates are subject to future changes, as are administrative interpretations of laws and regulations. If we fail to comply with such future changes in federal, state, and foreign laws and regulations, we may fail to obtain approval to market our product candidates, or we may be subject to enforcement actions. In addition, if such federal, state, and foreign laws and regulations change, we may incur additional costs in seeking regulatory approval. If we are slow or unable to adapt to changes in such laws and regulations, or in the promulgation of new laws or regulations, we may be unable to obtain regulatory approval.

Recently, President Trump’s administration issued a memorandum instructing U.S. executive agencies to prepare for reductions in workforce at governmental agencies, which likely includes the FDA. If the new administration takes action that substantially reduces FDA’s workforce, in particular, at the Center for Drug Evaluation and Research, we may face significant delay in obtaining approval and subsequently marketing our product candidates.

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

Preclinical studies, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates without developing CMC satisfactorily to regulatory authorities, completing preclinical and clinical studies, and then seeking to obtain regulatory approval, if such trials show that our therapeutic candidates are safe and effective.

We have limited experience in conducting and managing CMC, preclinical studies and clinical trials that are required to obtain regulatory approval and commence commercial sales of our therapeutic candidates. Developing and implementing CMC and planning and conducting preclinical studies and clinical trials are expensive, complex, can take many years to complete and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned CMC, preclinical studies and/or clinical trials that will cause delays, including suspension of preclinical studies and/or clinical trials, delays in recruiting patients into the clinical trials, or delay of data analysis or release of the final report in our preclinical studies or clinical studies. Implementation of CMC and the preclinical studies and clinical trials of our therapeutic candidates may take significantly longer to complete than is estimated. Failure can occur at any stage of the testing, and we may experience numerous unforeseen events during, or as a result of, CMC, the preclinical studies and/or clinical trial process that could delay or prevent commercialization of our current or future therapeutic candidates.

In connection with CMC and the preclinical studies and clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks, including but not limited to:

●	delays in conducting preclinical studies;

●	delays in manufacturing the drug substance and drug product for preclinical studies and clinical trials;

●	delays in manufacturing the drug substance and drug product following NDA or BLA approval, if we receive such approval at all;

●	delays in securing clinical investigators or trial sites for clinical trials that must be completed for us to obtain any approval that we seek;

●	delays in receiving import or other government approvals to ensure appropriate drug supply, and shortages of combination drugs used in our clinical studies;

●	delays in obtaining institutional review board (human ethics committee) and other regulatory approvals to commence a clinical trial;

●	negative or inconclusive results from preclinical and/or clinical trials;

●	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies and may not approve initiation of certain clinical trials;

●	the clinical trials may be delayed or not completed due to the failure to recruit suitable candidates or if there is a lower rate of suitable candidates than anticipated or if there is a delay in recruiting suitable candidates;

●	an inability to monitor patients adequately during or after treatment;

●	problems with investigator or patient compliance with the trial protocols;

●	a therapeutic candidate may not prove safe or efficacious;

●	there may be unexpected or even serious adverse events and side effects from the use of a therapeutic candidate;

●	the results with respect to any therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

●	the results may not meet the level of statistical significance required by the FDA or other foreign regulatory authorities;

●	the results will leave only limited and/or restrictive uses, including the inclusion of warnings and contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

●	our therapeutic candidates may not be reimbursed under different healthcare programs such as Medicare, Medicaid or private health insurance programs;

●	changes to the current regulatory requirements related to clinical trials which can delay, hinder or lead to unexpected costs in connection with our receiving the applicable regulatory approvals; and

●	the availability of other drugs that provide alternative and/or superior treatments to our drugs and therapeutic candidates.

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier preclinical studies and/or clinical trials. As such, we do not know whether any clinical trials we may conduct will demonstrate adequate efficacy and safety sufficient to obtain regulatory approval to market our therapeutic candidates. If any of the preclinical studies and/or clinical trials of any therapeutic candidate do not produce favorable results sufficient to establish our therapeutic candidate as safe and effective in accordance with FDA regulations, our ability to obtain regulatory approval for the therapeutic candidate may be adversely impacted, which will have a material adverse effect on our business, financial condition and results of operations.

If we do not establish collaborations for our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future, and/or commercialize such therapeutic candidates, or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans.

Our drug development programs, mainly the potential commercialization of our oncology therapeutic candidates, or any other therapeutic candidates that we may develop or acquire in the future, will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies (including by way of out-licensing) to assist us in furthering development and potential commercialization of our therapeutic candidates, in some or all jurisdictions. We may not be successful in such collaborations with such third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development or commercialization agreements (such as out-licensing agreements), we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into or maintain development or commercialization agreements with respect to the development, marketing and commercialization of our therapeutic candidates, or any other therapeutic candidates that we may develop or acquire in the future, or failure to develop or acquire, market and commercialize such therapeutic candidates, will have an adverse effect on our business, financial condition and results of operation.

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

Our collaborative arrangements require us to rely on external consultants, advisors, experts and service providers for assistance in several key functions, including preclinical and clinical development, manufacturing, regulatory, market research, and intellectual property. We do not control these third parties, but we rely on them to achieve results, which may be significant to us. Our collaborative arrangements may not be successful, or we may otherwise not realize the anticipated benefits from these collaborations. Additionally, we are responsible for any quality or regulatory issue that a collaborator may have that affects one or more of our therapeutic candidates. Relying upon collaborative arrangements to develop and/or commercialize our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future subjects us to a number of risks, including:

●	we may not be able to control the amount and timing of resources that our collaborators may devote to our drug product or therapeutic candidates;

●	we may be held liable should a collaborator fail to comply with applicable laws, rules, or regulations when performing services for us;

●	our collaborators may experience financial difficulties or changes in business focus;

●	our collaborators may experience quality or regulatory issues that negatively affect our therapeutic candidates;

●	our collaborators may fail to secure adequate commercial supplies in a timely manner for our drug products upon marketing approval, if at all;

●	we may suffer losses due to our collaborators’ failure to perform their duties and we may not be able to be reimbursed by our collaborators for such losses;

●	our collaborators may have a shortage of qualified personnel;

●	we may be required to relinquish important rights, such as local trademark, marketing and distribution rights;

●	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

●	under certain circumstances, a collaborator could move forward with a competing therapeutic candidate developed either independently or in collaboration with others, including our competitors; and

●	collaborative arrangements are often terminated or allowed to expire, which could delay and increase the cost of development of our therapeutic candidates, or our collaborators may not deliver assignments on schedule, which could delay the development of our therapeutic candidates.

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

We currently have two oncology therapeutic candidates that are in the clinical trial phase, CM24 and NT219. Despite the performance of numerous clinical studies with these therapeutic candidates, patients as a monotherapy and in combination with other drugs, we cannot be certain whether any of our therapeutic candidates will be safe and efficacious when used in either monotherapy settings or in combination with the current or other known cancer treatments.

Developing combination products with existing drugs or therapies currently on the market brings additional risks to seeking regulatory approval. Even if an existing drug or therapy is currently approved as safe and effective by the FDA, such drug or therapy may be removed from the market or otherwise become unavailable for continued use, which could hinder our ability to complete our clinical trials and/or obtain regulatory approval.

In addition, we cannot be certain that the FDA or any foreign regulatory body will consider our oncology therapeutic candidates, whether alone or combined with other cancer treatments, or any other therapeutic candidate that we may develop or acquire in the future to be sufficiently safe and effective to support acceptance of a marketing application. Any delays in perfecting the combination, the production of the combination, or in market acceptance of the combination or new therapeutic candidates could have an adverse effect on our business, financial condition and results of operations.

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

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with these third parties, we continue to be responsible for confirming that each of our preclinical studies and clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA and other regulatory agencies require us and our applicable third-party collaborators to comply with regulations and standards, commonly referred to as current good laboratory practices (cGLP), current good manufacturing practices (cGMP), and current good clinical practices (cGCP), for manufacturing and conducting, recording and reporting the results of preclinical and clinical trials to assure that data and reported results are credible and accurate and that the clinical trial participants are adequately protected. We cannot guarantee that our third-party collaborators will remain compliant with the applicable regulations. If our third-party collaborators are unable to comply with FDA regulations and standards, including, but not limited to, cGLPs, cGMPs and cGCPs, we may be forced to suspend or delay our clinical trials, which could significantly delay our ability to achieve marketing approval. Regulatory authorities in other jurisdictions may have similar responsibilities and requirements. Our reliance on third parties does not relieve us of these responsibilities and requirements.

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

We do not currently own or operate manufacturing facilities, and we rely, and expect to continue to rely, on third parties to manufacture preclinical, clinical and commercial quantities of our oncology therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future. Our reliance on third parties includes our reliance on them to develop manufacturing processes and manufacture such therapeutic candidates at a required standard of quality, including quality assurance related to regulatory compliance. Our current and anticipated future reliance upon others for the development and manufacture of our oncology therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future may adversely affect our future profit margins, if any, and our ability to develop such therapeutic candidates and commercialize any such therapeutic candidates at a required standard of quality and on a timely and competitive basis.

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

We rely on third-party contract vendors to manufacture and supply us with API and other materials used in the manufacture of a drug product to be compliant with the International Conference of Harmonization Q7 guidance and other applicable laws and regulations, in the quality and quantities we require on a timely basis.

We currently do not manufacture any API ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs and other materials that are used to manufacture and formulate our oncology therapeutic candidates. While there are many potential API manufacturers and suppliers in the market, if these manufacturers or suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, or the current or future demand of the public, if any, we could experience delays in developing or conducting clinical trials for our current therapeutic candidates, CM24, NT219 and IM1240, or any other therapeutic candidate that we may develop or acquire in the future, and incur additional costs.

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

If we are not able to find stable, reliable manufacturers or suppliers of our APIs and other materials used in the manufacture of our oncology therapeutic candidates, we may not be able to produce enough supplies of our oncology therapeutic candidates to meet our needs for further development and/or to conduct clinical trials, which could affect our business, financial condition and results of operation.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and/or other regulatory agencies for CM24, NT2194, our CAPTN-3 tribody platform’s leading therapeutic candidate, IM1240, or any other therapeutic candidates we may develop or acquire in the future.

To date, our CM24, NT219 and IM1240 therapeutic candidates have been manufactured in relatively small quantities by third-party manufacturers. Once our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future is approved for marketing and commercial sale, if at all, we still expect that we will continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of such approved therapeutic candidates. These manufacturers may not be able to successfully increase the manufacturing capacity for any such therapeutic candidates that may be approved in the future in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for our oncology therapeutic candidates or any therapeutic candidate that we may develop or acquire in the future, or we are unable to establish alternative manufacturing capabilities and in a timely manner, the commercial launch of any such therapeutic candidates that are approved in the future may be delayed or there may be a shortage in supply.

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

If our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future receives regulatory approval to commercialize, such therapeutic candidate will be subject to ongoing post-marketing surveillance programs and regulatory review. We and our commercialization partners, as applicable, are subject to ongoing reporting obligations, including pharmacovigilance, or drug safety, and our manufacturing operations, and those of contract manufacturers that we select will be subject to continuing regulatory review, including inspections by the FDA and other foreign regulatory authorities, if a product is approved for commercialization in such foreign jurisdictions. The results of this ongoing review may result in the withdrawal of an approved product from the market, the interruption of manufacturing operations or the imposition of labeling or marketing limitations. In addition, since many more patients are treated with drugs following their marketing post-approval, unanticipated adverse reactions or serious adverse reactions that were not observed in preclinical and/or clinical trials may be observed during the commercial marketing of a drug product.

As we move forward with commercializing drug products, we may also periodically discuss with the FDA and other regulatory authorities certain clinical, regulatory and manufacturing matters and our views may, at times, differ from those of the FDA and other regulatory authorities. If we are required to conduct additional clinical trials or other testing of an approved drug product, we may face substantial additional expenses, and/or we have our approval to commercialize a drug product revoked by the FDA or a foreign regulatory body, should we obtain approval to commercialize in such foreign jurisdiction.

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

Any regulatory approval of therapeutic candidates is limited to those specific diseases and indications for which such therapeutic candidates have been deemed safe and effective by the FDA or similar foreign authorities. Marketing or commercializing of therapeutic candidates to treat a new symptom or indication, that was not approved by the FDA or similar foreign authorities would be considered promotion of off-label, or unapproved use, and would require us to file a supplemental new drug application and obtain regulatory approval. We will rely on physicians to prescribe and administer our therapeutic candidates (if approved for marketing by the FDA or similar foreign authorities) or as the product labeling directs and for the indications described on the labeling. To the extent any physicians prescribe such product to patients for off-label uses, or the use of such products depart from the approved use, this may increase the risk of injury or other adverse events to the patients and the risk of filing product liability claims against us. Product liability claims are expensive to defend regardless of merit and could result in substantial damage awards against us or harm our reputation. Furthermore, any off-label use may not effectively treat the conditions associated with such use, which could harm our reputation in the marketplace among physicians and patients, adversely affecting our operations.

While physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote our therapeutic candidates (if approved for marketing by the FDA or similar foreign authorities) is limited to those indications that are specifically approved by the FDA or other regulatory authorities. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If the promotional activities related to our therapeutic candidates fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, the FDA or other regulatory authorities. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can lead to other negative consequences that could adversely affect our operations, such as the suspension or withdrawal of our therapeutic candidates from the market, enforcement letters, and corrective actions. Other regulatory authorities, including the Department of Justice, may impose separately penalties including, but not limited to, fines, disgorgement of money, operating restrictions, or criminal prosecution.

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

If the FDA investigates the marketing and promotional materials or other communications for our current or future commercial products and finds that any of our commercial products are being marketed or promoted in violation of the applicable regulatory restrictions, we and our distribution partners could be subject to FDA enforcement action, or civil or criminal action taken by the U.S authorities, which may result in substantial monetary penalties and/or harm to our reputation. Any enforcement action (or related lawsuit, which could follow such action) brought against us in connection with alleged violations of applicable drug promotion requirements, or prohibitions, could harm our business and our reputation, as well as the reputation of any approved drug products we may promote or commercialize.  Such enforcement actions may also result in significant monetary damages.

We may encounter substantial delays in the clinical trials for our therapeutic candidates, or we may not be able to conduct their trials on the timelines we expect, or we may not be able to complete them at all.

Clinical testing is expensive, time-consuming, and subject to uncertainty. Currently, two of our therapeutic candidates are in the clinical trial phase, CM24 and NT219, and while we currently intend to continue clinical testing of CM24 and NT219, we cannot guarantee that either of these therapeutic candidates’ and/or any future therapeutic candidates’ clinical studies will be initiated or conducted as planned, or completed on schedule, if at all, and issues may arise, including issues outside of our control, that could delay or prevent future clinical trials. A failure of one or more clinical studies can occur at any stage of testing, and clinical studies for any of our therapeutic candidates may not be successful. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with regulatory agencies on study design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

●	delays in obtaining required Institutional Review Board (IRB) approval at each clinical study site;

●	the departure of a principal investigator from a clinical site, which could cause delays in conducting the clinical trial at a particular clinical site;

●	the shortage of staff in clinical sites;

●	imposition of a temporary or permanent clinical hold by regulatory agencies;

●	delays in recruiting suitable patients to participate in clinical studies for CM24, NT219 or future therapeutic candidates;

●	failure by us or our CROs, or third parties, to adhere to clinical study requirements;

●	failure to perform in accordance with the FDA’s cGCPs, requirements, or applicable regulatory guidelines in other countries;

●	patients dropping out of a study;

●	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

●	the cost of clinical studies of CM24 and NT219 and/or future therapeutic candidates being greater than we anticipate;

●	management’s decision to allocate internal resources to other projects;

●	clinical studies of CM24, NT219 and/or future therapeutic candidates producing negative or inconclusive results, which may result in us deciding, or regulators requiring, conduct of additional clinical studies or abandon product development programs; and

●	delays in manufacturing, testing, release, validating, or import/export of sufficient stable quantities of CM24, NT219, and/or future therapeutic candidates or approved drugs for use in clinical studies or the inability to do any of the foregoing, including any quality issues associated with contract manufacturers.

We may conduct clinical research in collaboration with medical centers and investigators who would sponsor these studies. In such cases, we will have limited control over the performance of the study, its design, the recruitment of patients to the study and its schedule. Such studies may not provide the adequate data required by the FDA or similar regulatory agencies or provide results that are not sufficient to determine the safety or efficacy of our therapeutic candidates.

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

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

●	the size and nature of the patient population;

●	the patient eligibility criteria defined in the protocol;

●	the size of the study population required for analysis of the trial’s endpoints;

●	the proximity of patients to trial sites;

●	the design of the trial;

●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

●	competing clinical trials for similar therapies or other new therapeutics;

●	clinicians’ and patients’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;

●	our ability to obtain and maintain patient consents;

●	the risk that patients enrolled in clinical trials will not complete a clinical trial, will withdraw from a clinical trial, or will withdraw from one arm of the study, which could cause an imbalance between study arms and result in informative censoring, causing the results of a study arm to be uninterpretable; and

●	the effect of epidemics, endemics or pandemics on the ability of patients to visit the testing sites and the effect of the disease on potential patients who contracted the disease.

Our clinical trials will compete with other clinical trials for therapeutic candidates that are in the same therapeutic areas as our therapeutic candidates, and this competition may reduce the number and types of patients available to us, because some patients who might have opted to enroll in our clinical trials may instead opt to enroll in a trial being conducted by one of our competitors. Accordingly, we cannot guarantee that the trials will progress as planned or as scheduled. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our ongoing clinical trial and planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our therapeutic candidates.

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

We entered into a clinical collaboration and supply agreement with Bristol Myers Squibb Company (NYSE:BMY) for the phase 1/2 study of CM24 in combination with a programmed cell death protein 1 (PD-1) antibody nivolumab, and an expansion study to also evaluate CM24 and nivolumab, together with nab-paclitaxel, in patients with pancreatic cancer. We initiated the phase 1b/2 portion of the phase 1/2 study in March 2021 and in December 2024, we reported the final data for the study. We entered into a research agreement with the University of Colorado for an investigator-initiated Phase 2 study with NT219 in patients with recurrent/metastatic squamous cell carcinoma of the head and neck, which is expected to be initiated in the first half of 2025. We rely and may in the future continue to rely on our collaboration partners to develop, supply, conduct clinical trials, and/or commercialize our therapeutic candidates and approved products we may market in the future, if any. We may also enter into collaboration agreements with other parties in the future relating to such therapeutic candidates. Ultimately, if such therapeutic candidates are advanced through clinical trials, certain of the collaboration partners may have certain rights in connection with the commercialization of the therapeutic candidate, such as rights of first offer to be responsible for commercialization of these therapeutic candidates. If these collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if the agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our therapeutic candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such therapeutic candidates and seek replacement collaboration and/or development partners. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to obtain regulatory approval for, and to generate future revenue from, such therapeutic candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

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

NT219 is a small molecule chemical compound, and CM24 and IM1240, the leading therapeutic candidate of CAPTN-3, our tribody platform, are biologic compounds, and the process of manufacturing each is complex, highly regulated and subject to multiple risks. Even minor deviations from normal manufacturing processes for each of CM24, NT219 and IM1240 and/or any future therapeutic candidate could result in reduced production yields, product defects, and other supply disruptions.

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

Because each of CM24, NT219 and CAPTN-3, our tribody platform with its leading therapeutic candidate, IM1240, represents a novel approach to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of these therapeutic candidates.

There is no assurance that the approaches offered by CM24, NT219 or CAPTN-3, our tribody platform with its leading therapeutic candidate, IM1240, will gain broad acceptance among physicians or patients, or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed therapeutic candidates. Since each of CM24, NT219 and CAPTN-3, our tribody platform with its leading therapeutic candidate, IM1240, represents a new approach to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these therapeutic candidates. Accordingly, we may spend large amounts of money trying to obtain approval for therapeutic candidates that have an uncertain commercial market. The market for any products that we may successfully develop utilizing our therapeutics candidates will also depend on the cost of the product. We do not yet have sufficient information to reliably estimate what it will cost to commercially manufacture these therapeutic candidates, and the actual cost to manufacture these therapeutic products could materially and adversely affect the commercial viability of these products. Our goal is to reduce the cost of manufacturing our therapeutic candidates. However, unless we reduce those costs to an acceptable amount, we may never be able to develop a commercially viable product. If we do not successfully develop and commercialize our therapeutic candidates based upon this approach or find suitable and economical sources for materials used in the production of these therapeutic candidates, these therapeutic candidates will not become profitable.

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

We are a party to a license agreement with each of Yissum, the technology transfer company of the Hebrew University of Jerusalem, and THM, pursuant to which we license rights to our therapeutic candidates NT219 and CM24, respectively. These license agreements impose, and any additional licensing arrangements that we may enter into with third parties may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Our rights to use the licensed intellectual property are subject to the continuation of and our compliance with the terms of these agreements. Disputes may arise regarding our rights to intellectual property licensed to us from a third party, including but not limited to:

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

If we are unable to realize the strategic and financial benefits anticipated from an acquisition (through the acquisition of a company or a company’s assets), or in-licensing of therapeutic candidates, our shareholders may have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Due to the substantial number of the ADSs (including ADSs issuable upon exercise of the warrants to purchase ADSs) which were issued to shareholders in the acquisitions and the private placements we completed and may complete in the future in order to acquire our therapeutic candidates, the ownership stake and relative voting power of each ordinary share held by our previous shareholders was and may in the future be significantly reduced. Significant management attention and resources will be required to integrate and operate any acquired company or new product. Delays in this process could adversely affect our business, financial results, financial condition and price of our ordinary shares and/or ADSs following any acquisition or in-licensing agreement. Even if we are able to integrate the acquired business operations successfully, there can be no assurance that its integration will result in the realization of the full benefits of synergies, innovation, and operational efficiencies that may be possible from such integration and that the benefits will be achieved within a reasonable period of time. We may be required to recognize impairment charges on goodwill or other intangible assets acquired through our past or future acquisitions of therapeutic candidates if expected benefits from these acquisitions fail to materialize and such assets’ carrying values exceed their fair values, which could adversely affect our business, financial condition and results of operations.

For example, in February 2023 we completed the acquisition of 100% of the shares of Immunorizon, which is developing multi-specific T and NK cell engager oncology therapies that potentially selectively activate the immune response within the tumor microenvironment (TME), in exchange for an aggregate upfront payment of $3.5 million in cash and an aggregate $3.5 million in ADSs (or 110,759 ADSs representing ordinary shares) and additional long-term milestones set at an aggregate amount of $94 million, with royalties out of net sales  . Following our October 2023 registered direct offering, we issued to certain of the former shareholders of Immunorizon an aggregate 34,975 additional ADSs, pursuant to a one-time anti-dilution protection provision under the agreement that we entered into with Immunorizon in connection with the acquisition of Immunorizon in February 2023.

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

We own the rights to our therapeutic candidates, each of which was acquired by us from a third-party: NT219 (acquired in connection with the acquisition of the majority shareholdings of TyrNovo in 2017), CM24 (acquired in connection with the acquisition of FameWave in 2020) and CAPTN-3, our tribody platform (acquired in connection with the acquisition of Immunorizon in February 2023). We evaluate internally and with external consultants each potential therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently select therapeutic candidates that have the highest likelihood of achieving commercial success.

Our business could suffer if we are unable to attract and retain key employees.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned CMC, research and development, preclinical studies and/or clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan and raise necessary funds to continue our development plans. We do not maintain key-man life insurance for any of our personnel. Although we have entered into employment or consultancy agreements with every member of our senior management team, members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel.

Our growth and success also depend on our ability to attract and retain additional highly qualified scientific, technical, business development, marketing, managerial and finance personnel. If we expand our research and clinical development or purchase or in-license new products or product candidates, we may need to expand our qualified personnel to advance the development and commercialization of our products. In addition, if we elect to independently commercialize any therapeutic candidate, we will need to expand our marketing and sales capabilities. We experience intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to liability from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel. Compensation packages for our senior officers are subject to approval of our compensation committee and board of directors (the “Board”) and, in certain instances, our shareholders. We may not be able to achieve the required corporate approvals for proposed compensation packages, further making it difficult for us to compete successfully with other companies to attract and retain key personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive therapeutic candidates. Further, any failure to effectively integrate new personnel could prevent our business from successfully growing.

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

TyrNovo’s technologies, including NT219, were developed, in part, with grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) in the aggregate amount of approximately NIS 5.5 million (or approximately $1.5 million). As of December 31, 2024, TyrNovo had not paid any royalties to the IIA and had a contingent obligation to the IIA (including interest) of $2.3 million. The requirements and restrictions for such grants are set forth in the Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry, 5744-1984), or the Innovation Law, the IIA’s rules and guidelines and the terms of these grants.

In general, the recipients of IIA grants are obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed as a result of a research and development program funded, in whole or in part, by the IIA, at rates which are determined under the IIA’s rules and guidelines (generally of 3% to 6% on sales of IIA-funded products or related services, which rates may be increased under certain circumstances) up to the aggregate amount of the total grants received by the IIA (which may be increased under certain circumstances, as described below), plus annual interest (as determined in the IIA’s rules and guidelines). Following the full payment of such royalties and interest, there is generally no further liability for royalty payments; however, other restrictions under the Innovation Law continue to apply, as described below.

Under the IIA’s rules and guidelines, TyrNovo is generally prohibited from manufacturing products developed using the IIA funding outside of the State of Israel without the prior approval of the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice) and subject to payment of increased royalties (up to 300% of the grant amount plus accrued interest, depending on the manufacturing volume that is performed outside of Israel). TyrNovo received the IIA’s approval for the production of NT219’s API and final product by certain third-party manufacturers outside of Israel in consideration for (among other things) the future payment of increased royalties as stipulated under the IIA’s rules and guidelines. Additionally, under the IIA’s rules and guidelines, TyrNovo is prohibited from transferring the IIA-funded know-how and related intellectual property rights outside of the State of Israel, except under limited circumstances and only with the prior approval of the IIA. TyrNovo may not receive the required approvals for any proposed transfer, and even if received, TyrNovo may be required to pay the IIA a redemption fee of up to 600% of the grant amounts (less paid royalties, if any, and depreciation, but no less than the total grants received) plus accrued interest. Approval of the transfer of know-how to an Israeli company is also required, and may be granted if the recipient assumes all of our responsibilities towards the IIA, including the restrictions on the transfer of know-how and the manufacturing rights outside of Israel and the obligation to pay royalties, and, although such transfer will not be subject to the payment of a redemption fee, there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation. No assurance can be given that approval for any such transfer, if requested, will be granted.

These restrictions may impair our ability to perform or outsource manufacturing outside of Israel or otherwise transfer or sell TyrNovo’s IIA funded know-how outside of Israel. Furthermore, the consideration available to TyrNovo’s and/or our shareholders in a transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that TyrNovo is required to pay to the IIA. If TyrNovo fails to comply with the requirements of the Innovation Law and the IIA’s rules and guidelines, TyrNovo may be required to return certain grants previously received along with interest and penalties and may become subject to criminal proceedings.

We have in the past, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition.

We have in the past, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business (other than intellectual property infringement actions) that could negatively affect our business operations and financial condition, including securities class actions and shareholder derivative actions, both of which are typically expensive to defend. Such claims and litigation proceedings may be brought by third parties, including our competitors, advisors, service providers, partners or collaborators, employees, and governmental or regulatory bodies. For information on past legal proceedings, please see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings.” Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. We may not be able to determine the amount of any potential losses and other costs we may incur due to the inherent uncertainties of litigation and settlement negotiations. In the event we are required or decide to pay amounts in connection with any claims or lawsuits, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both. Additionally, we may be unable to maintain our existing directors’ and officers’ liability insurance in the future at satisfactory rates or adequate coverage amounts and may incur significant increases in insurance costs.

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

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed by others may render our oncology therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different platform or means of treating the same indications as CM24, NT219, CAPTN-3, our tribody platform with its leading therapeutic candidate, IM1240, or other therapeutic candidates that we may develop or in-license in the future. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others, is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

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

Third-party payers may not adequately reimburse customers for our oncology therapeutic candidates, if approved for marketing in the United States or other markets, and such oncology therapeutic candidates might not be purchased or used, which may result in our revenues and profits not developing or increasing.

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

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. However, in early January 2024, the FDA did approve a plan from Florida to import low-cost drugs from Canada. Furthermore, we cannot yet assess the impact that President Trump’s second term will have on healthcare programs and regulations or the pharmaceutical industry in general. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future, as applicable.

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

Healthcare providers, physicians, and third-party payers play a primary role in the recommendation and prescription of any therapeutic candidates for which we obtain marketing approval. Our current or future arrangements with healthcare providers, physicians, marketers or sales personnel, third-party payers, patients, and others in a position to refer, recommend, purchase, or use our products may expose us to broadly applicable U.S. federal and state fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any product candidates for which we obtain FDA approval. The applicable healthcare laws to which we have been and/or may be subject include, but are not limited to, the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under government healthcare programs such as the Medicare and Medicaid programs;

●	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

●	the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients for certain designated health services where that physician or family member has a financial relationship with the entity providing the designated health service, unless an exception applies;

●	federal false claims laws that prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government healthcare programs that are false or fraudulent;

●	the so-called federal “Sunshine Act”, which requires certain pharmaceutical and medical device companies to monitor and report certain payments and other transfers of value to physicians, as defined by such law, certain other healthcare professionals, and teaching hospitals and ownership and investment interests held by physicians and their immediate family members to CMS for disclosure to the public;

●	the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) and its implementing regulations, which impose obligations on certain covered entities and their business associates with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals, regulatory authorities, and potentially the media of certain breaches of security of individually identifiable health information;

●	HIPAA’s fraud and abuse provisions, which impose criminal and civil liability for executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

●	the federal Food, Drug, and Cosmetic Act, which, among other things, strictly regulate drug product and medical device marketing, prohibits manufacturers from marketing such products for off-label use, and regulates the distribution of samples;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and

●	state law equivalents of each of the above federal laws, such as anti-kickback, false claims, transparency and reporting laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, many of which differ from each other in significant ways, thus complicating compliance efforts.

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

In connection with our current or potential development and commercialization partners’ research and clinical development activities, as well as the manufacture of materials and therapeutic candidates, we and our current or potential development and commercialization partners are subject to foreign, federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. We and our current or potential development and commercialization partners may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and clinical development, as well as the activities of our manufacturing and current or potential development and commercialization partners, both now and in the future, may involve the controlled use of hazardous materials, including but not limited to certain hazardous chemicals. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result, and any such liability could exceed our resources.

Unfavorable macroeconomic conditions and other adverse macroeconomic factors could adversely affect our business, financial condition, cash flow or results of operations.

Unfavorable macroeconomic conditions and other adverse macroeconomic factors have resulted, among other matters, in tightening in the debt and equity markets, and high levels of inflation. For example, tightening of the equity markets makes it more difficult to raise capital at a reasonable valuation, or at all. In addition, the U.S. Bureau of Labor Statistics has reported for the period from January 2022 to January 2023, the Consumer Price Index for All Urban Consumers rose 6.4 percent, from January 2023 to January 2024, the Consumer Price Index for All Urban Consumers rose 3.1 percent, and from January 2024 to January 2025, the Consumer Price Index for All Urban Consumers rose 3.0 percent. If the inflationary pressure continues for a prolonged period, it may continue to result in increased costs of labor, cost of clinical trials, and costs of manufacturing which could adversely affect our results of operations. Furthermore, in recent years, there has been a significant increase in interest rates that impacted the cost of debt, liquidity and valuations of companies and other assets. Our results of operations could be adversely affected by general conditions in the global and local macroeconomic economic conditions affecting the financial markets. An economic downturn could result in a variety of risks to our business, including weakened demand for our therapeutic candidates and our inability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our partners and suppliers, possibly resulting in supply disruption, or cause future customers to delay making payments for our products. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions.

In recent years, cybersecurity threats have become a greater risk and focus for companies. In particular, ransomware attacks, where a hacker locks and threatens to delete or disclose the victim’s data unless a ransom is paid, has become a major risk. We and those of our third-party contract manufacturers and other third parties on which we rely are at risk of cyber-attacks or cyber intrusions via the Internet, computer viruses, break-ins, malware, ransomware, phishing attacks, hacking, denial-of-service attacks or other attacks and similar disruptions from unauthorized use of, or access to, computer systems (including from internal and external sources). These types of incidents continue to be prevalent and pervasive across industries, including in our industry. In addition, we expect information security risks to continue to increase due to the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors.

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

Scrutiny of sustainability and environmental, social, and governance (“ESG”) initiatives could increase our costs or otherwise adversely impact our business.

In recent years, increasing attention has been given to corporate activities related to ESG practices from investors and other stakeholders with various views on these topics. For example, certain institutional and individual investors have requested various ESG-related information and disclosures as they increasingly incorporate ESG criteria in making investment and voting decisions. Such requests may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. In addition, our failure to comply with any applicable sustainability rules or regulations that may be adopted could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

The development, manufacture, use, offer for sale, sale or importation of our therapeutic candidates may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us, and it is impossible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. We may not have identified all patents, published applications or published literature that affect our business either by blocking our ability to commercialize our products or potential products, by preventing the patentability of one or more aspects of our products or potential products, or by covering the same or similar technologies that may affect our ability to market our products and potential products. For example, we may not have conducted a patent clearance search sufficient to identify potentially obstructing third party patent rights. Because patent applications in Europe, the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patents that may cover our technologies, our product candidates or the use of our product candidates. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, or the USPTO, for the entire time prior to issuance as a U.S. patent. We cannot be certain that we or our licensors were the first to invent, or the first to file, patent applications covering our products and candidates. We also may not know if our competitors filed patent applications for technology covered by our pending applications. Competitors may have filed patent applications or received patents and may obtain additional patents and proprietary rights that block or compete with our patents.

Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our product candidates or the use of our product candidates. As a result, we may become party to, or threatened with, future adversarial proceedings or litigation regarding patents with respect to our product candidates and technology. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our drug candidates. We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our drug candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our drug candidates.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods of treatment related to the use or manufacture of our commercial products or drug product candidates. We cannot guarantee that any of our search and review is sufficiently complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the United States and abroad that is relevant or necessary to the commercialization of our commercial products or drug product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our commercial products or drug product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our commercial products or drug product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to import or otherwise continue commercialization of such commercial product or to commercialize such drug product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture, or methods of use, the holders of any such patents may be able to block our ability to continue the commercialization of our commercial products or to develop and commercialize the applicable drug product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable.

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

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further commercialize our commercial products or develop and commercialize one or more of our drug product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

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

Our success depends, in part, on our ability, and the ability of our potential development and commercialization partners to obtain patent protection for our therapeutic candidates, maintain the confidentiality of our trade secrets and know-how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights. We may become involved in proceedings, including oppositions, post grant reviews, interferences, derivation proceedings, inter parties’ reviews, patent nullification proceedings, or re-examinations challenging our patent rights or the patent rights of others, and the outcome of any such proceedings are uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, important patent rights, allow third parties to commercialize our technology, products and/or product candidates and compete directly with us without being obligated to make any payments to us, or result in our inability to manufacture or commercialize products and/or product candidates without infringing third-party patent rights. Litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees.

In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Even if our patent applications are successfully issued as patents, they may not be issued in a form that will provide us with any meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigations in general, there is a risk that some of our confidential information could be compromised by disclosure during intellectual property litigation or proceeding. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex intellectual property litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property.

We try to protect our proprietary position by, among other things, filing U.S. and other patent applications related to our therapeutic candidates, inventions and improvements that may be important to the continuing development of our therapeutic candidates. Because the patent position of pharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of any patents we may obtain with certainty. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. We cannot be certain that we were the first to file any patent application related to our product candidates, or whether we were the first to make the inventions claimed in our owned patents or pending patent applications, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated, which could allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for commercial products or drug product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third parties, which may have a material adverse impact on our business.

Moreover, the issuance of a patent, while presumed valid and enforceable, is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees.

Our competitors may independently develop products similar to ours or design around or otherwise circumvent any patents that may be issued to or licensed by us. Our pending patent applications, and those that we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Furthermore, our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product, particularly in litigation in countries other than the U.S. that do not provide an extensive discovery procedure. Any litigation to enforce or defend our patent rights, if any, even if we were to prevail, could be costly and time-consuming and would divert the attention of our management and key personnel from its business operations. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if it were to prevail may not be commercially meaningful.

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

Filing, prosecuting, and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. As part of ordinary course prosecution and maintenance activities, we determine whether to seek patent protection outside the U.S. and in which countries. This also applies to patents we have acquired or in-licensed from third parties. In some cases this means that we, or our predecessors in interest or licensors of patents within our portfolio, have sought patent protection in a limited number of countries for patents covering our product candidates. Competitors may use our technologies in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to pharmaceutical products, which could make it difficult for us to stop the infringement of our patents, the reproduction of our manufacturing or other know-how or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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

We may invest a significant amount of time and expense in the development of our therapeutic candidates only to be subject to significant delay and patent litigation before they may be commercialized. In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our therapeutic candidates, any patents that may be issued that protect our therapeutic candidates may expire early during commercialization. This may reduce or eliminate any market advantages that such patents may give us. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive medications. Following patent expiration, we may face increased competition through the entry of generic products into the market and a subsequent decline in market share and profits.

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

Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating such trade secrets. In addition, others may independently discover our trade secrets and proprietary information.

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

In particular, we may be subject to a third-party pre-issuance submission of prior art or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings and litigation can be substantial and the outcome can be uncertain. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties, such as trade secrets of their former employers.

We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. We employ and utilize the services of individuals who were previously employed or provided services to universities or other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s, consultant’s or independent contractor’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could materially adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Moreover, we may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our drug product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our patents or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to our Operations in Israel

We conduct our operations in Israel and therefore, political, economic and military instability in Israel and its region may adversely affect our business, results of operations, and financial condition.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon) ), which have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers. In response, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Subsequent to the commencement of the Hamas-Israel war, Hezbollah in Lebanon launched missile, rocket and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel; and the Houthis, a military organization based in Yemen, launched a series of attacks on global shipping routes in the Red Sea, as well as direct attacks on various parts of Israel. In response to these attacks, the Israeli army carried out a number of targeted strikes on sites belonging to Hezbollah and conducted ground operations in southern Lebanon. In addition, in April and October 2024, Iran launched direct attacks on Israel, involving hundreds of drones and ballistic missiles launched directly towards highly populated civilian areas and military bases. In November 2024, a ceasefire agreement was reached between Hezbollah in Lebanon and Israel, and in January 2025, a temporary ceasefire agreement was reached between Hamas in Gaza and Israel; however, we cannot predict if and to what extent these ceasefire agreements will remain in effect or will be upheld and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

Since the war broke out in October 2023, our operations have not been adversely affected in a material manner, and we have not experienced material disruptions to our business operations. We currently do not have active clinical studies in Israel and CM24 and NT219 are both manufactured by service providers outside of Israel. Most of our research and development work is being conducted by third-party entities outside of Israel. However, a prolonged and/or heightened conflict could have an adverse effect on our business, financial condition and results of operation.

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

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel and Israeli companies. In addition, the political and security situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods and services or restrict business with Israel and Israeli companies. These restrictive laws and policies, along with any future rulings from international tribunals against Israel, may have an adverse impact on our operating results, financial condition or our business.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. As of March 6, 2025, none of our current employees in Israel are currently on active military duty. However, military service call ups that result in absences of personnel for extended periods may materially and adversely affect our business, prospects, financial condition and results of operations.

Finally, political conditions within Israel may affect our operations. Israel held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and the market price of our shares, as well as on our ability to raise additional capital.

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors.

We are incorporated in Israel. All of our executive officers and most of our directors reside outside of the United States, and all of our assets and most of the assets of our executive officers and directors are located outside of the United States. Therefore, a judgment obtained in the United States against us or such executive officers and our directors, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States, and it may be difficult for you to affect service of process on these persons in the United States. In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel or obtain a judgment in Israel based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our non-U.S. officers and directors on the grounds that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above.

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

As a result of the Atzmon Claim described in “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”, or other claims which may be filed against our directors and officers, we may need to use a significant amount of our funds to satisfy our indemnification obligations, which could severely harm our business and financial condition and limit the funds available to shareholders who may choose to bring a claim against our company. See the risk factor titled “Third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from or delay us in developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition,” under the risk factor section titled “Risks Related to Intellectual Property”.

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

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the Tel Aviv District Court (Economic Division in the State of Israel (or, if the Tel Aviv District Court does not have jurisdiction, and no other Israeli court has jurisdiction, the federal district court for the District of New York) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, and (3) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law 5728-1968, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. In addition, other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert a cause of action arising under the Securities Act in the courts of the State of Israel, the federal district courts of the United States for the District of New York shall otherwise be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our shares or ADSs shall be deemed to have notice of and consented to these provisions. This forum selection provision limits shareholders’ choice in selecting a judicial forum for disputes with us that it finds favorable or convenient and may have the effect of discouraging lawsuits against us or our directors and officers.

Risks Primarily Related to the ADSs and Our Ordinary Shares

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

The stock market in general, and the market price of our ordinary shares on the TASE and ADSs on NASDAQ, are subject to fluctuation, and changes in the price of our listed securities may be unrelated to our operating performance. The market prices of our ordinary shares on the TASE and ADSs on NASDAQ have fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares and ADSs is and will be subject to a number of factors, including:

●	announcements of technological innovations or new therapeutic candidates by us or by others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	announcement by us of preclinical and clinical results;

●	our need to raise additional capital;

●	expiration or terminations of licenses, research contracts or other development or commercialization agreements;

●	public concern as to the safety of drugs that we, our current or potential development and commercialization partners or others develop;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts;

●	the outcome of any litigation and other legal proceedings;

●	changes in government regulations or patent decisions;

●	developments by our current or potential development and commercialization partners; and

●	general economic and market conditions and other factors, including factors unrelated to our operating performance and including the impact of Israel’s war with Hamas and other militant groups.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and ADSs and result in substantial losses by investors.

Additionally, market prices for listed securities of biotechnology and pharmaceutical companies have been very volatile and have experienced significant price and volume fluctuations for reasons often unrelated to the operating performance of any one company. These fluctuations may be attributed, among other reasons, to the general global economic environment and the instability in markets. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful. See “Third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from or delay us in developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition”.

A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of the ADSs or our ordinary shares.

Future sales of our ordinary shares or ADSs, or securities convertible into our ordinary shares or ADSs, or the perception that future sales may occur, could reduce the market price of our ordinary shares and ADSs.

As of March 6, 2025, we had an aggregate of 529,639,917 issued and outstanding ordinary shares (including 1 dormant ordinary share held in treasury), no issued and outstanding non-voting senior preferred shares, outstanding non-listed warrants to purchase 731,289 ADSs (representing 146,257,800 ordinary shares) issued to investors, underwriters and placement agents as part of a number of public and registered direct offerings by us and 126,416 outstanding options and restricted share units (“RSUs”). In the future, we may issue additional ordinary shares, ADSs or other equity or debt securities exercisable or convertible into ordinary shares or ADSs.

On June 9, 2021, we entered into the Sales Agreement with Jefferies for the sale of ADSs, pursuant to which we may offer and sell ADSs from time to time under our ATM program, with Jefferies acting as our agent. We originally filed a prospectus for a $50.0 million ATM program, but the aggregate offering price was subsequently reduced to $21.0 million on March 23, 2022, to $3.0 million on October 17, 2023, and to $1.33 million on January 6, 2025. As of March 6, 2025, we have sold approximately 606,037 ADSs for total gross proceeds of approximately $6.81 million under the Sales Agreement.

On December 8, 2022, we filed a registration statement on Form F-3 with the SEC utilizing a “shelf” registration process, under which we may offer and sell, from time to time in one or more offerings, up to an aggregate of $200,000,000 of ADSs (representing our ordinary shares), ordinary shares, preferred shares, warrants, overallotment purchase rights, subscription rights, units and/or capital notes.

On July 2, 2024, we received $2.0 million of gross proceeds from the exercise of certain existing warrants to purchase an aggregate of 281,675 ADSs, having original exercise prices ranging from $25 to $400 per ADS, originally issued in October 2023, June 2020, January 2019 and June 2018, at a reduced exercise price of $7.20 per ADS. In consideration for the exercise of the existing warrants for cash, we issued new unregistered Series A-1 warrants to purchase up to an aggregate of 248,969 ADSs and new unregistered Series A-2 warrants to purchase up to an aggregate of 314,382 ADSs. The new warrants are exercisable at an exercise price of $8.00 per ADS. The Series A-1 warrants have a term of five years from the issuance date and the Series A-2 warrants have a term of twenty-four months from the issuance date. In July 2024, we filed a registration statement on Form F-1 with the SEC, under which the investors and placement agent in the offering may resell from time to time the ADSs issuable upon exercise of the unregistered warrants issued to them in the offering.

If the registered ADSs issuable upon exercise of the unregistered warrants are sold to the public, the market price of the ADSs may decline.

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

The ADSs are listed on NASDAQ. We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of the ADSs on NASDAQ.

On January 25, 2024, we received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC (the “Staff”) indicating that, based on the closing bid price of the ADSs for the 30 consecutive business days from December 11, 2023 to January 24, 2024, we did not meet the minimum bid price of $1.00 per share required for continued listing on NASDAQ pursuant to NASDAQ Listing Rule 5550(a)(2). In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we had an initial period of 180 calendar days from the date of the notification letter from The Nasdaq Stock Market LLC, or until July 23, 2024, to regain compliance with the minimum bid price requirement. On July 24, 2024, we received a letter from the Staff notifying us that NASDAQ granted us a 180-day extension, until January 21, 2025, to regain compliance with the minimum bid price requirement. On September 17, 2024, we effected a change in the ratio of the ADSs to our ordinary shares, from one (1) ADS representing ten (10) ordinary shares, to a new ADS ratio of one (1) ADS representing two hundred (200) ordinary shares. On October 1, 2024, we were notified by NASDAQ that we regained compliance with the minimum $1.00 bid price requirement on September 30, 2024, following the increase of the ADS price on NASDAQ to above $1.00 per ADS for at least 10 consecutive business days.

If in the future we fail to meet the continued NASDAQ listing requirements, as a result of which NASDAQ delists the ADSs from trading on its exchange, an investor would likely find it significantly more difficult to dispose of or obtain ADSs, and our ability to raise future capital through the sale of ADSs could be severely limited. We additionally may not be able to list ADSs on another national securities exchange, which could result in our securities being quoted on an over-the-counter market. If this were to occur, our shareholders could face significant material adverse consequences, including limited availability of market quotations for ADSs and reduced liquidity for the trading of our securities. In addition, we could experience a decreased ability to issue additional securities and obtain additional financing in the future. There can be no assurance that an active trading market for ADSs will develop or be sustained. As a result of these factors, if the ADSs are delisted from NASDAQ, the price of the ADSs is likely to decline. The delisting of the ADSs from NASDAQ could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

If the ADSs are delisted from NASDAQ, we would remain a publicly traded company on the TASE and revert to being subject to full Israeli securities laws and disclosure requirements. Accordingly, we will need to comply with U.S. and Israeli disclosure requirements, and we expect that these additional reporting requirements would increase our legal and financial compliance costs and require significant management time.

In the event that the ADSs are delisted from NASDAQ, U.S. broker-dealers may be discouraged from effecting transactions in the ADSs because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on NASDAQ if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Following a delisting from NASDAQ, the ADSs may constitute “penny stock” within the meaning of these rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions involving the ADSs, which could severely limit the market liquidity of the ADSs and impede their sale in the secondary market.

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

The ADSs have been traded on NASDAQ since November 20, 2015, and prior to that our ordinary shares traded on the TASE, where they continue to trade. As a public company whose securities are listed in the United States and Israel, we incur accounting, legal and other expenses, including costs associated with our reporting requirements under the Exchange Act and the Israeli Securities Law. We also incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NASDAQ, and provisions of Israeli corporate and securities laws applicable to public companies. Certain aspects of Israeli securities laws are different than U.S. securities law, and our dual listing on TASE exposes us and our management to differing regulatory regimes which may involve increased regulatory risk.

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

We are a non-accelerated filer, and we cannot be certain if the reduced disclosure requirements applicable to us will make the ADSs less attractive to investors.

We are currently a “non-accelerated filer”, as that term is defined in the Securities Act. Accordingly, we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not a “non-accelerated filers,” in particular, reduced disclosure obligations regarding exemptions from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting. Decreased disclosures in our SEC filings due to our status as a “non-accelerated filer” may make it harder for investors to analyze our results of operations and financial prospects.

We cannot predict if investors will find the ADSs less attractive if we rely on exemptions applicable to smaller reporting companies and non-accelerated filers. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our ordinary share price may be more volatile.

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2024 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we may be treated as a PFIC for the 2024 tax year and we may also be classified as a PFIC in future years. If we are treated as a PFIC for any taxable year during which a U.S. investor held the ADSs, certain adverse U.S. federal income tax consequences could apply to the U.S. investor.

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

We intend to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. In accordance with NASDAQ Listing Rules, as a foreign private issuer, we are required to submit on Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. We have also agreed contractually under the Sales Agreement to provide an interim balance sheet and income statement as of the end of the first and third quarters of each fiscal year.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities continue to be owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Listing Rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

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

We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. The ability of an Israeli company to pay dividends is governed by Israeli law, which provides that unless otherwise approved by a court, distributions, including cash dividends, may be made only out of retained earnings as determined for statutory purposes, and only if there is no reasonable concern that the dividend distribution will prevent us from meeting our existing and foreseeable obligations, as they become due. Subject to the foregoing, payment of future dividends, if any, will be at the discretion of our Board and will depend on various factors, such as our financial condition, operating results, current and anticipated cash needs and other business and economic factors that our Board may deem relevant. Since we do not have earnings, we currently do not have any ability to pay dividends or repurchase our shares, absent court approval. Therefore, the success of an investment in our ordinary shares and ADSs will depend upon any future appreciation in their value. There is no guarantee that our ordinary shares and ADSs will appreciate in value or even maintain the price at which our holders have purchased their shares and ADSs.

Investors in the ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, investors in the ADSs may not receive any value for them, if it is illegal or impractical to make them available to investors in the ADSs.

The depositary for the ADSs has agreed to pay investors in the ADSs the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Investors in the ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend which was distributed in foreign currency made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that investors in the ADSs may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, investors in the ADSs may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to investors in the ADSs. These restrictions may cause a material decline in the value of the ADSs.

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

Our ordinary shares and the ADSs are traded on different markets and this may result in price variations.

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

We were incorporated under the laws of the State of Israel (under a previous name) on August 12, 1968. Our ordinary shares were originally listed for trading on the TASE in 1978 and the ADSs have been traded on NASDAQ since November 2015. Our ordinary shares are currently traded on the TASE under the symbol “PPBT”, and the ADSs are currently traded on NASDAQ under the symbol “PPBT”. The Company is headquartered in Rehovot, Israel and our telephone number is +972-3-933-3121. Our website address is www.purple-biotech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov.

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

On July 11, 2013, we acquired Kitov Pharmaceuticals, which, prior to the completion of its merger with and into our company in December 2017, together with our company, was engaged in the research and development of Consensi. As part of the acquisition, Mainrom Line Logistics Ltd. changed its name to Kitov Pharmaceuticals Holdings Ltd., which was subsequently changed in January 2018 to Kitov Pharma Ltd.

On January 13, 2017, we announced that we had acquired a majority equity stake in TyrNovo, a privately held developer of novel small molecules in the oncology therapeutic field, whose main asset is NT219.

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

In February 2023, we completed the acquisition of Immunorizon, a privately held biotechnology company developing multi-specific antibodies as oncology therapies that selectively activate the immune response within the tumor microenvironment (TME). For information regarding the Immunorizon acquisition, see “Item 10 – Additional Information – C. Material Contracts – Immunorizon Acquisition.”

For a description of our principal capital expenditures for the three years ended December 31, 2024, see “Item 5. Operating and Financial Review and Prospects.”

B.	Business Overview

We are a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance.

Our oncology pipeline includes CM24, NT219 and IM1240. In developing these therapeutic candidates, we aim to address both the tumor and the TME to potentially improve patient outcomes.

●	CM24: Our lead oncology drug, CM24, is a humanized monoclonal antibody designed to block the interactions of Carcinoembryonic Antigen Related Cell Adhesion Molecule 1 (CEACAM1), a glycoprotein that plays a key role in immune regulation, cell adhesion, and tumor progression. CEACAM1 promotes tumor immune evasion and progression through multiple pathways. We have concluded a randomized, controlled, open-label, multicenter, proof of concept Phase 2 study for CM24 as a combination therapy with an anti-PD-1 checkpoint inhibitor and chemotherapy for the treatment of second-line pancreatic ductal adenocarcinoma (PDAC). In December 2024, we reported the final data for the study, which demonstrated consistent improvement across all efficacy endpoints and also identified potentially predictive serum biomarkers, including pretreatment levels of CEACAM1 and a neutrophil extracellular traps (NETs) levels. Based on the emerging role of NETs in cancer and the positive findings of our study in this selected population overlapping with CEACAM1 expression, we are planning a 3-arm Phase 2b study comparing either CM24 plus a PD-1 inhibitor or CM24 monotherapy to standard of care chemotherapy in multiple tumor types selected based on their NET and CEACAM1 expressions. This design will also investigate the contribution of parts in regard to the need for PD1 blockade on top of CM24. We plan to target patients with defined serum levels of CEACAM1 and myeloperoxidase (MPO), as they are potentially more likely to benefit from CM24 treatment. We plan to initiate this study in the second half of 2025.

●	NT219: A dual inhibitor, small molecule that simultaneously targets Insulin Receptor Substrate 1 and 2 (IRS1/2) and Signal Transducer and Activator of Transcription (STAT3), two major survival signal transduction pathways driving the development of cancer drug resistance. We concluded a Phase 1 dose escalation study evaluating NT219 as a monotherapy and in combination with cetuximab. NT219 demonstrated anti-tumor activity as a second-line treatment of patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. We entered into a research agreement with the University of Colorado for an investigator-initiated Phase 2 study with NT219 in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck, which is expected to be initiated in the first half of 2025.

●	CAPTN-3: A platform technology of conditionally activated tri-specific antibodies that engages both T cells and NK cells and a specific tumor-associated antigen (TAA) to induce a strong, localized immune response within the TME. A cleavable capping technology confines the compound’s therapeutic activity to the local TME, thereby potentially increasing the anticipated therapeutic window in patients. This technology presents a novel mechanism of action by unleashing both innate and adaptive immune responses at the TME to induce an optimal anti-tumor immune response. IM1240 is the platform’s lead tribody in preclinical development that targets the 5T4 antigen, which is expressed in a variety of solid tumors and is associated with advanced disease, increased invasiveness and poor clinical outcomes. Preclinical studies have shown sustained tumor regression in a triple-negative breast cancer in-vivo model and pronounced anti-tumor effects in non-small cell lung cancer patient-derived explants (PDEs). In-vivo and in-vitro data demonstrated the platform's plug-and-play capability and a potentially beneficial safety profile. During 2024, we held a pre-IND meeting with the FDA that provided a clear path forward for our development plan through Phase 1 and we expect to submit an IND application to the FDA for IM1240 during 2026.

In addition, our strategy is to pursue the acquisition of additional oncology therapeutic candidates at various stages of development to expand and diversify our portfolio and leverage our development capabilities. We currently do not have any binding material agreement or commitment to complete any transaction for the acquisition of new therapeutic candidates or approved drug products.

Our Therapeutic Candidates

CM24 is a clinical stage humanized monoclonal antibody directed against CEACAM1, a multi-faceted membrane protein belonging to the Human Carcino-Embryonic Antigen (CEA) protein family that acts as an immune checkpoint inhibitor, a pro-angiogenic, anti-apoptotic agent and a promoter of tumor invasiveness and metastases. Evidence has shown that CEACAM1 is expressed on different white blood cells including lymphocytes neutrophils and monocytes and its expression is up-regulated in several cancer types. Additionally, previous publications in the scientific literature* indicate that CEACAM1 is expressed on NETs which, among other activities, are believed to promote metastatic processes of tumors. Preclinical studies have shown evidence that CM24 enhances the cytotoxic activity of tumor-infiltrating lymphocytes (TILs) against various CEACAM1-positive tumor cell lines in vitro and in vivo. Our preclinical studies have shown that CM24 attenuates NET-induced tumor cell migration. CM24 is being developed for multiple oncological indications according to the expression pattern of its target protein. Preclinical studies provide strong justification for CM24’s mechanism of action in activating the immune system through multiple pathways. Additional preclinical studies showed that a combination of CM24 with PD-1 and PDL-1 antibodies resulted in a synergistic anti-cancer effect. In a Phase 1 dose escalation study of CM24 as a single agent, a stable disease rate of approximately 33% among the evaluable patients was noted. In a second Phase 1 dose escalation study of CM24 in combination with the PD-1 inhibitor nivolumab in patients with advanced metastatic cancers, a disease control rate of 36% among the evaluable patients was noted, including one partial response and three stable diseases. A randomized Phase 2 study of CM24 as a combination therapy with the anti-PD-1 checkpoint inhibitor nivolumab and standard of care chemotherapy in patients with advanced metastatic pancreatic cancer as a second line treatment has been completed recently. In December 2024, we reported positive final results from the randomized Phase 2 study, which demonstrate clear and consistent improvement across all efficacy endpoints for CM24 in combination with nivolumab and Nal-IRI/5FU/LV chemotherapy. A biomarker enriched patient population analysis based on pretreatment ranges of serum CEACAM1 demonstrated significant improvement in the treatment arm over the control of 79% reduction in risk of death (HR 0.21, P = 0.04) with median OS improvement of 5.1 months and over 90% reduction in risk of progression or death (HR < 0.1, P = 0.003) with median Progression-Free Survival (PFS) improvement of 2.9 months and improvement in the treatment arm over the control in objective response rate (ORR) of 50% vs. 0%. An additional subgroup analysis of patients, which comprised 80% of the patients in the study cohort, with a range of pretreatment serum CEACAM1 between 6,000 pg/mL and 15,000 pg/mL, together with patients with pretreatment serum MPO levels of 200 ng/mL and 600 ng/mL, demonstrated significant improvement in the treatment arm over the control of 61% reduction in risk of death (HR 0.39 (P 0.039)) with median overall survival (OS) improvement of 2.4 months and 72% reduction in risk of progression or death (HR 0.28 (P 0.006) with median PFS improvement of 2.2 months. Based on the emerging role of NETs in cancer and the positive findings of our study in this selected population overlapping with CEACAM1 expression, we are planning a 3-arm Phase 2b study comparing either CM24 plus a PD-1 inhibitor or CM24 monotherapy to standard of care chemotherapy in multiple tumor types selected based on their NET and CEACAM1 expressions. This design will also investigate the contribution of parts in regard to the need for PD1 blockade on top of CM24. We plan to target patients with higher serum levels of CEACAM1 and MPO, as they are potentially more likely to benefit from CM24 treatment. We plan to initiate this study in the second half of 2025. For more information regarding CM24, see, “Item 4. Information on the Company – B. Business Overview –Our Development Programs – CM24”.

*	Rayes RF, et al. Neutrophil Extracellular Trap-Associated CEACAM1 as a Putative Therapeutic Target to Prevent Metastatic Progression of Colon Carcinoma. J Immunol. 2020 Apr 15;204(8):2285-2294. PMID: 32169849; and

*	Masucci MT, Et. al. The Emerging Role of Neutrophil Extracellular Traps (NETs) in Tumor Progression and Metastasis. Front Immunol. 2020 Sep 16;11:1749. PMID: 33042107.

NT219 is a novel small molecule that targets IRS1/2 to degradation and demonstrates the ability of inhibiting both IRS1/2 and STAT3, two key oncology-related proteins, which play major roles in cancer cell survival, drug resistance, angiogenesis, metastasis and immune evasion. NT219 demonstrated efficacy in multiple xenograft and patient-derived xenograft (PDX) preclinical models as a monotherapy but mainly in combination with various classes of cancer drugs such as targeted therapies against Epidermal Growth Factor Receptor (EGFR), Mitogen-Activated Protein Kinase (MEK), mutated BRAF, mTOR) and chemotherapies, overcoming drug resistance and suppressing refractory tumors to these approved therapies. Suppression of refractory tumors to immune checkpoint inhibitors by the combination of NT219 with anti-PD1 therapy was presented as well, accompanied by reprogramming of the immune profile and conversion of immunosuppressive TME to immunoreactive. We conducted a phase 1 dose escalation study of NT219 as a single agent in highly pretreated patients with recurrent advanced metastatic solid tumors, for whom no approved therapy is available, and a dose escalation phase of NT219 in combination with cetuximab, for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck and colorectal adenocarcinoma. The Phase 1 dose escalation study demonstrated anti-tumor activity at the NT219 target exposure level, with a manageable safety profile, in combination with cetuximab as a second line treatment of patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. In February 2024, we determined the recommended phase 2 dose (RP2D) for NT219. In February 2025, we entered into a research agreement with the University of Colorado for an investigator-initiated Phase 2 study with NT219 in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck, which is expected to be initiated in the first half of 2025. For more information regarding NT219, see “Item 4. Information on the Company – B. Business Overview – Our Development Programs – NT219.”

CAPTN-3 is a platform of conditionally activated tri-specific antibodies that engages both T cells and NK cells to induce a strong, localized anti-tumor immune response within the TME is in pre-clinical development. A cleavable capping technology confines the compound’s therapeutic activity to the local TME, thereby potentially increasing the anticipated therapeutic window in patients. This technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems at the TME to induce an optimal anti-tumor immune response. IM1240 is the platform’s lead tribody in preclinical development that targets 5T4-expressing tumors. 5T4 is expressed in a variety of solid tumors and is associated with advanced disease, increased invasiveness and poor clinical outcomes. Our portfolio includes additional early-stage assets, targeting other receptors and TAA. CAPTN-3 demonstrated sustained tumor regression in a triple negative breast cancer in-vivo model as well as dose dependent activity pronounced anti-tumor effect of the engager arms in non-small cell lung cancer PDEs. IM1240 demonstrated that cytokine release is 5T4-dependent and suppressed by the conditionally activated capping technology, suggesting a potentially beneficial safety profile of this tribody. The data further demonstrated additional tribodies, suggesting CAPTN-3’s plug-and-play platform capability. During 2024, we held a pre-IND meeting with the FDA that provided a clear path forward for our development plan through Phase 1 and we expect to submit an IND application to the FDA for IM1240 during 2026. For more information regarding the CAPTN-3 tribody platform, see “Item 4. Information on the Company – B. Business Overview – Our Development Programs – CAPTN-3.”

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

Additional potential advantages of CM24 over other CEACAM-targeting technologies may include:

●	As CM24 blocks the homo- as well as the hetero-dimerization, i.e. blocks both CEACAM1-CEACAM1 as well as CEACAM1-CEACAM5 interaction - it has the potential to be more effective in controlling the contact inhibition of cancerous cells with cells of the immune system. CM24 acts as an immune adhesion inhibitor molecule – a mechanism that is central to the immune evasion mechanism of neoplastic cells.

●	In addition to its contribution to tumor suppression, CEACAM1 also has a modulatory role in multiple cell types such as T-cells, NK cells, monocytes and neutrophils.

●	CEACAM1 has been proposed to be a ligand for T-cell Immunoglobulin and Mucin domain-3 (TIM-3) – another immune checkpoint inhibitor. By activating TIM-3 with CM24, a synergistic effect may be expected. The relationship between CEACAM1 and TIM-3 has been described as a mechanism that may overcome immune fatigue and T-cell exhaustion (Nature. 2015 Jan 15; 517(7534): 386–390; Acharya N, et al. J Immunotherapy 8:e911-22, 2020).

●	CEACAM1 has been associated with trophism for cancer cells and the metastatic phenotype manifested through its expression on NETs (Rayes RF, et al. J Immunology. 2020) and our data.

●	CEACAM1 is expressed on NETs which, among other activities, are believed to promote metastatic processes of tumors.

●	CEACAM1 has been associated with trophism for cancer cells and the metastatic phenotype manifested through its expression on NETs (Rayes RF, et al. J Immunology. 2020) and our data.

CM24 has been evaluated as monotherapy at escalating doses up to 10mg/kg in a phase 1 clinical trial, where 27 patients with different cancers in advanced stages were treated with the monoclonal antibody. There were no dose limiting toxicities which were associated with CM24, nor any drug related mortalities. In a second, Phase 1b study, CM24 at 3 dose levels, 10, 15 and 20mg/kg, was administered in combination with standard dose of nivolumab to a total of 14 patients with PDAC, Colorectal cancer (CRC) and papillary thyroid cancer. The combination of CM24 and nivolumab was well tolerated and demonstrated initial signals of efficacy. We completed a randomized, controlled, open label, multicenter Phase 2 study evaluating CM24 in combination with nivolumab and standard of care chemotherapy in patients with pancreatic ductal adenocarcinoma as a second line treatment as compared to standard of care chemotherapy was initiated and enrollment was completed during December 2023.

In December 2024, we reported positive final results from the randomized Phase 2 study, which demonstrate clear and consistent improvement across all efficacy endpoints for CM24 in combination with nivolumab and Nal-IRI/5FU/LV chemotherapy. A biomarker enriched patient population analysis based on pretreatment ranges of serum CEACAM1 demonstrated significant improvement in the treatment arm over the control of 79% reduction in risk of death (HR 0.21, P = 0.04) with median OS improvement of 5.1 months and over 90% reduction in risk of progression or death (HR < 0.1, P = 0.003) with median PFS improvement of 2.9 months and improvement in the treatment arm over the control in ORR of 50% vs. 0%. An additional subgroup analysis of patients, which comprised 80% of the patients in the study cohort, with a range of pretreatment serum CEACAM1 between 6,000 pg/mL and 15,000 pg/mL, together with patients with pretreatment serum MPO levels of 200 ng/mL and 600 ng/mL, demonstrated significant improvement in the treatment arm over the control of 61% reduction in risk of death (HR 0.39 (P 0.039)) with median OS improvement of 2.4 months and 72% reduction in risk of progression or death (HR 0.28 (P 0.006) with median PFS improvement of 2.2 months.

NT219:

NT219 is a first-in-class drug candidate and, to the best of our knowledge, currently the only one that inhibits both IRS1/2 and STAT3. Theinhibition of both has been demonstrated to be essential to facilitate a significant anti-tumor effect and overcome drug resistance.

NT219 binds covalently to IRS1 and IRS2 and targets them to degradation, gaining a sustained inhibition of IRS1/2-mediated signaling. Prolonged inhibition of STAT3 was also demonstrated, long after the drug was washed out.

NT219 inhibits major cancer survival pathways downstream IRS1/2, such as the AKT and the b-catenin, known to be involved in drug resistance, cancer stem cell renewal, immune evasion, and metastasis.

NT219 is a small molecule, and small molecules are typically less expensive to develop and have less complex CMC as compared to proteins or antibodies.

In preclinical development, NT219 demonstrated several advantageous effects in animal models, such as:

●	single agent activity in PDX and xenograft models;

●	overcoming drug resistance acquired by various cancer types;

●	synergistic anti-tumor effects in combination with approved cancer therapies belonging to various classes such as chemotherapy and targeted therapies; and

●	suppression of refractory tumors to immune checkpoint inhibitors by the combination of NT219 with anti- Programmed Cell Death Protein 1 (PD1) therapy. The effect on tumor growth was accompanied by the conversion of immunosuppressive TME to immunoreactive (upregulation of cytotoxic T cells and NK cells paralleled with a decrease in T regulatory cells, tumor-associated macrophages and monocytic and granulocytic myeloid-derived suppressor cells (MDSCs).

In the monotherapy portion of the phase 1/2 dose escalation study of NT219, no dose limiting toxicities (DLTs) have been observed and NT219 has been found to be well tolerated with no treatment-related Grade 4/5 AEs.

In the phase 1/2 dose escalation study of NT219 in combination with cetuximab, anti-tumor activity was observed in previously treated HPV negative 2L/3L R/M squamous cell carcinoma of head and neck cancer (SCCHN) patients. Overall, 25 patients were enrolled in the combination arm; 23 patients were evaluable for efficacy, 8 of which were at the highest dose levels of 50+100 mg/kg that reached or surpassed NT219 target exposure level. Out of these 8 patients, 2 patients demonstrated confirmed partial response (PR), and 3 patients demonstrated stable disease, representing ORR of 25% and disease control rate (DCR) of 62.5%. Median follow-up across all dose levels was 9.4 months (95% CI: 3.4-10.0, 8 out of 15 patients remaining in follow up). Safety profile was well tolerated and manageable up to and including at 100mg/kg. Most common treatment emergent adverse events (AEs) were infusion related reactions and nausea, and no treatment-related Grade 4/5 AEs were observed. Pharmacokinetic analysis demonstrated dose dependent increase. Biomarker analysis of biopsies collected from SCCHN patients before treatment with NT219 (50mg/kg) and cetuximab demonstrated enhanced activation of IGF1R and STAT3 in responders (PR) as compared to non-responding patients (progressed disease), suggesting these NT219’s targets as potential biomarkers for NT219+cetuximab therapy. Based on the phase 1/2 dose escalation study, we determined the RP2D for NT219 at 100mg/kg. In February 2025, we entered into a research agreement with the University of Colorado for an investigator-initiated Phase 2 study with NT219 in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck, which is expected to be initiated in the first half of 2025.

CAPTN-3 and IM1240:

CAPTN-3, our tribody platform of conditionally activated tri-specific antibodies, is a multi-valent antibody designed to activate anti-tumoral immune response against TAA positive tumors.

The two features described below represent advantages of our tribody platform as they provide specific anti-tumor effects at the tumor site with reduced side effects, as well as efficient activation of the anti-tumoral immune response.

●	Dual activation of T cells and NK cells to induce a stronger specific immune response against cancer cells (Kyrysyuk et al., Annu. Rev. Immunol. 2023. 41:17–38); and

●	A cleavable capping system aimed to prevent systemic T cell activation, improve safety profile and pharmacokinetic properties, and widen the therapeutic index.

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

CAPTN-3 demonstrated sustained tumor regression in a triple negative breast cancer in-vivo model as well as dose dependent activity and pronounced anti-tumor effects of the engager arms in non-small cell lung cancer PDEs. IM1240 demonstrated that cytokine release is 5T4-dependent and suppressed by the conditionally activated capping technology, suggesting a potentially beneficial safety profile of this tribody. The data further demonstrated additional tribodies, suggesting CAPTN-3’s plug and play platform capability.

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

Our oncology therapeutic candidates, CM24, NT219 and CAPTN-3, our tribody platform with its leading therapeutic candidate, IM1240, are further described below.

Our Development Programs

CM24

Background

CM24 is a humanized monoclonal antibody directed against CEACAM1, a multi-faceted membrane protein belonging to the Human CEA protein family that acts as an immune checkpoint inhibitor, a pro-angiogenic, anti apoptotic agent, and a protein that promotes tumor invasiveness and metastases. Evidence has shown that CEACAM1 is expressed on tumor infiltrating lymphocytes and its expression is up-regulated in several cancer types. Moreover, CEACAM1 is associated with mechanisms of trophism and metastases in cancer, manifest through mechanisms such as neutrophil extracellular traps.

The technology originated from the laboratory of Dr. Gal Markel from Sheba Medical Center and initially developed by cCAM Biotherapeutics Ltd. (cCAM), which was acquired by Merck Sharp and Dohme Corp. (MSD), in 2015.

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

The Mechanism of Action

CM24 is a humanized monoclonal antibody directed against CEACAM1, a multi-faceted membrane protein belonging to the Human CEA protein family that acts as an immune checkpoint inhibitor, a pro-angiogenic, anti apoptotic agent, and a protein that promotes tumor invasiveness and metastases.

CEACAM1 belongs to the CEA superfamily. CEACAM1 interacts with itself (i.e., hemophilic interaction) and with CEACAM5 (heterophilic interaction), as well as with various bacterial proteins. Different functions have been attributed to the CEACAM1 protein: anti-proliferative properties in carcinomas of the colon and prostate, or facilitation of proliferation in melanoma; central involvement in angiogenesis, insulin clearance and immune-modulation. CEACAM1 is expressed by many types of tumors and is associated with poor prognosis in cutaneous melanoma, uveal melanoma, hepatocellular carcinoma, cholangiocarcinoma, gastroesophageal adenocarcinoma colorectal adenocarcinoma and lung cancer. In addition, increased CEACAM1 expression on cancer tissues and peripheral blood lymphocytes and elevated serum CEACAM1 were observed in patients with melanoma, osteosarcoma and pancreatic carcinoma. These collective observations provide a strong justification for the development of a therapeutic approach that targets the tumor promoting functions of CEACAM1.

Earlier preclinical studies revealed CM24 reversed CEACAM1-mediated immune evasion by abrogating CEACAM1-CEACAM1 interactions, restoring Zeta-chain-associated protein kinase 70 (ZAP70) phosphorylation and TCR-driven effector functions, while maintaining antigen-restricted recognition. This abrogates the immunosuppressive function of CEACAM1, promoting cell killing by T cells and NK cells.

CM24 is a blocking monoclonal antibody that prevents CEACAM1-CEACAM1 and CEACAM1-CEACAM5 interactions, thus enhancing the cytotoxic activity of lymphocytes, attenuating metastatic processes, preventing angiogenesis, and promoting tumor apoptosis.

CEACAM1 is also part of the NETs complex. NETs are regarded as an important member of the TME, which contribute to metastatic dissemination and immune evasion. We have demonstrated direct binding of CM24 to NETs, and inhibition of NET-induced cancer cell migration by CM24. The effects on NETs demonstrate a novel mechanism of action for CM24, which may support the role of CM24 in controlling immune evasion, metastasis, NET-related complications and patient’s survival.

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

Clinical Development

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

Main conclusions by us from the Phase 1 clinical trials results:

●	CM24 was found to be generally safe and well tolerated. There were no DLTs up to 10mg/kg and no drug related morbidity.

●	Target saturation was not reached up to 10mg/kg. PK was variable across all patients showing slower clearance and higher half-life with increasing dose. PK modeling suggested that full receptor occupancy may likely require doses >10mg/kg to be administered every 2 weeks.

●	Treatment related adverse events noted in 17 subjects: 82% Grade 1, 16% Grade 2 and 2.7% Grade 3. Most frequent were increased liver function tests (LFTs) and anorexia. The two Grade 3 events were headache and abdominal pain; there were 2 deaths that occurred within 30 days from the last administration of CM24 due to disease progression.

●	A stable disease rate of approximately 33% among the 24 evaluable patients was achieved, mostly in the two highest dose groups, where approximately half of the evaluable patients achieved stable disease.

The Phase 1 study showed that CM24 was generally well tolerated and resulted in a stable disease rate of approximately 33% in the evaluable patients. The Phase 1 study was not designed to pre-screen CEACAM-1 levels on tumor tissue. Furthermore, in this Phase 1 study, no PD-1 inhibitor was tested in combination with CM24. As noted, the doses used in the study were below those required to reach target saturation as determined by pharmacokinetic evaluations.

Phase 1/2 Clinical Trials

A Phase 1/2 study that included three parts has been completed. The trial was conducted in clinical collaboration with Bristol Myers Squibb.

The first part of the study included a dose escalation of CM24 at 10, 15 and 20mg/kg, in combination with standard dose of the PD-1 inhibitor nivolumab, in patients with selected solid tumors who have received up to 2 prior regimens for their advanced and/or metastatic disease. The primary objective of this part of the study was to evaluate safety, tolerability, PK and determine the RP2D.

In June 2021, we reported on the first dose cohort of the dose escalation phase (10mg/kg), where one patient with refractory advanced MSI-S pancreatic cancer having been previously treated with two previous regimens, had a confirmed partial response to CM24 and nivolumab, both with respect to imaging and biochemical markers. The responsive patient showed a 40% reduction in tumor size following two cycles of treatment with CM24 in combination with nivolumab 480mg/kg q1 month. In addition, levels of CA19-9 tumor marker dropped by 56%, compared to baseline levels. Additionally, there were no dose-limiting toxicities or serious adverse events observed in any of the three patients enrolled in the first dose cohort of the study.

In July 2023, we reported clinical data from the first part of the Phase 1/2 study. Fourteen patients were evaluable for efficacy, out of which 11 were PDAC patients. The best overall response included 1 PR (PDAC) and 2 Stable Disease (SD) (1 PDAC and 1 papillary thyroid cancer (PTC)). No DLTs were observed across all dose levels; no Grade 4 or higher adverse events (AEs) or treatment related deaths have been reported. Pharmacokinetic analysis of CM24 shows exposure is dose-proportional across the 3 doses in this study. Median OS of 4.6 months (95% CI 2.0-11.3) for 11 PDAC patients.

The second part of the study was designed as a safety (primary endpoint) run-in stage, enrolled patients with advanced/metastatic PDAC who have received up to one prior regimen for their disease. In this part of the study, PDAC patients received CM24 at 20mg/kg plus nivolumab at 240mg (both q2 weeks) and one of the following two standard of care chemotherapy regimens of either gemcitabine and nab-paclitaxel or liposomal-irinotecan (Nal-IRI), 5-fluorouracil and leucovorin. A total of 16 PDAC patients were enrolled in this part of the trial, eight patients per chemotherapy regimen. No DLT were noted by any of the patients.

The third part of the study was a randomized Phase 2 study. In December 2024, we reported positive final results from the randomized Phase 2 study, which demonstrate clear and consistent improvement across all efficacy endpoints for CM24 in combination with nivolumab and Nal-IRI/5FU/LV chemotherapy. The primary endpoint of the study is OS and the secondary endpoints include PFS, ORR and DCR. A Bayesian methodology was used to estimate the magnitude of effect of the experimental arm versus the standard-of-care arm in each chemotherapy cohort; the study was not powered for hypothesis testing. A total of 63 patients were enrolled, across 18 centers in the United States, Spain, and Israel in two parallel and independent randomized study cohorts (total of 2 arms per cohort). The experimental arms administered patients with CM24 plus nivolumab and one of two standard-of-care chemotherapies for second-line PDAC, dependent on prior first line therapy regimen; either gemcitabine/nab-paclitaxel or liposomal irinotecan (Nal-IRI)/5-fluorouracil (5-FU) and leucovorin (LV) (Nal-IRI/5FU/LV), while the control arms administered either respective chemotherapy alone. CA19-9 as well as additional exploratory biomarkers were also evaluated. Of the 63 patients enrolled, 32 were in the gemcitabine/nab-paclitaxel study (experimental and control) and 31 were in the Nal-IRI/5FU/LV study (experimental and control). The gemcitabine/nab-paclitaxel-based part of the study was impacted by informative censoring of the control arm that led to an imbalance between the control and experimental arms, rendering this part of the study unsuitable for analysis; this part of the study has no impact on the CM24+nivolumab+Nal-IRI/5FU/LV portion of the study.

The study’s final efficacy results in the Nal-IRI/5FU/LV intent to treat (ITT) cohort population are summarized in the following table:

Metric	CM24 + Nivolumab + Nal/IRI/5FU/LV Arm (n = 16)	Nal/IRI/5FU/LV Arm (n = 15)
Hazard ratio for OS	0.81 (95% CI: 0.38-1.71)
Median OS	7.92 months	5.55 months
6 months OS rate	53%	47%
Hazard Ratio for PFS	0.75 (95% CI: 0.35-1.61)
Median PFS	3.9 months	2.0 months
3 months PFS rate	67%	47%
6 months PFS rate	17%	13%
ORR	25%	7%
DCR	63%	47%

A consistent and continuous decrease of CA19-9, a clinically validated PDAC biomarker, was observed in the experimental arm reaching a median percentage reduction from baseline of approximately 80% vs. an increase of 40% in the control arm.

Subgroup analysis of patients with a range of pretreatment serum CEACAM1 between 6,000 pg/mL and 15,000 pg/mL, resulted in statistically significant results as follows:

Metric	CM24 + Nivolumab + Nal/IRI/5FU/LV Arm (n = 4)	Nal/IRI/5FU/LV Arm (n = 7)
Hazard ratio for OS	0.21 (95% CI: 0.04-1.06)
Median OS	9 months	3.9 months
Hazard ratio for PFS	< 0.1 (95% CI: 0-inf)
Median PFS	4.7 months	1.8 months
ORR	50%	0%
DCR	100%	43%

An additional subgroup analysis of patients, which comprised 80% of the patients in the study cohort, with a range of pretreatment serum CEACAM1 between 6,000 pg/mL and 15,000 pg/mL together with patients with pretreatment serum MPO levels of 200 ng/mL to 600 ng/mL, resulted in statistically significant results as follows:

Metric	CM24 + Nivolumab + Nal/IRI/5FU/LV Arm (n = 13)	Nal/IRI/5FU/LV Arm (n = 11)
Hazard ratio for OS	0.39 (95% CI: 0.16-0.98)
Median OS	7.90 months	5.50 months
Hazard ratio for PFS	0.28 (95% CI: 0.11-0.73)
Median PFS	4.1 months	1.9 months
ORR	31%	0%
DCR	69%	36%

Additional biomarkers analysis based on the patient pretreatment biopsies, demonstrated significant OS and PFS benefit (HR 0.1, P=0.013 and HR 0.19, P=0.033, respectively) in patients with both high tumor CEACAM1 ( >100) and low Combined Positive Score (CPS≤1) (a measure of PD-L1 positive tumor cells) supporting the CM24/nivolumab combined treatment and its mechanistic rationale, and may open a new opportunity for patients who are not eligible for anti-PD1 therapy in various indications.

The CM24+nivolumab+Nal/IRI/5FU/LV regimen was well tolerated, with the most frequent treatment emergent Grade 3 or higher adverse events being diarrhea (4 patients in the experimental arm vs. 1 patient in the control arm), fatigue (2 patients in the experimental arm vs. no patients in the control) and neutropenia (2 patients in the experimental arm vs. no patients in the control). Accordingly, no meaningful difference in safety and tolerability were observed between the experimental arm and standard-of-care arm.

Based on the emerging role of NETs in cancer and the positive findings of our study in this selected population overlapping with CEACAM1 expression, we are planning a 3-arm Phase 2b study  comparing either CM24 plus a PD-1 inhibitor or CM24 monotherapy to standard of care chemotherapy in multiple tumor types selected based on their NET and CEACAM1 expressions. This design will also investigate the contribution of parts in regard to the need for PD1 blockade on top of CM24. We plan to target patients with higher serum levels of CEACAM1 and MPO, as they are potentially more likely to benefit from CM24 treatment. We plan to initiate this study in the second half of 2025.

Competitive Oncology Drugs in Development that Target CEACAM1

The competitive landscape for CEACAM1-targeting monoclonal antibodies (mAbs) in oncology is still in early development, with most competing programs remaining in the preclinical phase. Companies such as Ymmunobio (Switzerland), Agenus/Diatheria (Italy), and Neologics Bioscience (China) are developing anti-CEACAM1 mAbs, but, to the best of our knowledge, none have progressed beyond preclinical studies

NT219

NT219 is a small molecule that presents what we believe is a new concept in cancer therapy by inhibiting two oncology-related pathways, namely the IRS 1 and IRS 2 and STAT3. NT219 technology has been tested in a number of PDX models where biopsies from patients are implanted into mice and used to test various cancer drugs. In such models, NT219, alone and in combination with several approved oncology drugs, displayed potent anti-tumor effects and increased survival in experimental animals harboring various cancers by preventing the tumors from developing resistance to approved cytotoxic, immune-oncologic, and targeted drug treatments, and by re-sensitizing tumors to the approved drugs even after resistance has been acquired.

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

STAT3. STAT3 plays crucial roles in several cellular processes such as cell proliferation and survival and has been found to be aberrantly activated in many cancer types (such as NSCLC, head and neck cancer, pancreatic cancer and many others). Much research has explored the leading mechanisms for regulating the STAT3 pathway and its role in promoting tumorigenesis. Evidence suggests that feedback activation of STAT3 plays a prominent role in mediating drug resistance to a broad spectrum of targeted cancer therapies and chemotherapies (such as inhibitors of EGFR, MEK, ALK, as well as 5FU, oxaliplatin and irinotecan).

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

The same principle is true for STAT3. Feedback activation of STAT3 is a common resistance mechanism to many targeted cancer therapies (such as the inhibitors of EGFR, MEK, BRAF) and cytotoxic chemotherapies. Combining these cancer therapies with NT219, which disrupt this feedback mechanism, could potentially enhance cell death and delay resistance, suggesting a co-treatment strategy that may be broadly effective in oncogene-addicted tumors.

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

In April 2021, we reported additional preclinical data supporting the mechanism of action of NT219, that was presented in a poster entitled “Adaptation of colorectal cancer cells to the brain microenvironment: The role of IRS2,” at the American Association of Cancer Research (AACR) 2021 Annual Meeting. CRC represents the fourth most frequent cause of brain metastasis, which is the most common brain tumor. The preclinical data updates and expands on the results previously reported by the Company in collaboration with Dr. Ido Wolf, Head of the Oncology Division at Tel Aviv Sourasky Medical Center. The study included an analysis of more than 16,000 human CRC local and metastasis samples and revealed an increased amplification of IRS2 in brain metastases. In an in vitro system mimicking the brain microenvironment, IRS2-overexpressed CRC cells showed prolonged survival. Importantly, transcriptomic analysis demonstrated significant enrichment of the oxidative phosphorylation (OXPHOS) pathway by IRS2. CRC cells expressing IRS2 showed increased mitochondrial activity and glycolysis-independent viability. Inhibition of IRS2 using NT219 dose- dependently inhibited IRS2-expressing cells viability and OXPHOS genes expression. The Wnt/β-catenin pathway was among the most significantly enriched pathways in the brain metastasis, as IRS2-expressing cells showed increased transcriptional activity of the β-catenin. In addition, NT219 decreased the transcriptional activity of β-catenin in IRS2- expressing CRC cells to a greater extent than AKT and PI3K inhibitors, and most significantly suggested relevance of IRS2 in activating β- catenin. It was further shown that 5-FU, a chemotherapy approved for treating CRC, elevated β-catenin expression, and that NT219 diminished both 5FU-induced and the basal level of the β-catenin expression. Utilizing an intracranial animal model, it was also demonstrated that while 5-FU alone had no significant effect, the combination of 5-FU and NT219 significantly inhibited the formation of brain metastasis and extended survival rates of the study mice.

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

Immune profiling of the ICB-resistant tumors following treatment of the mice with the combination of NT219 with α-PD-1 or α-CTLA4 demonstrates reprograming of the TME and reveals enhanced infiltration and activation of cytotoxic T cells and NK cells, paralleled with a decrease in T regulatory cells, M2 macrophages and monocytic and MDSCs, suggesting the potential of this combinations to restore the efficacy of anti-PD-1 and anti-CTLA4 therapies by converting immunosuppressive TME to immunoreactive.

In April 2024, we reported preclinical data, showing the potential of NT219 to effectively suppress cancer stem cells, a critical cell population for tumor propagation, characterized by self-renewal and multipotency, and known to promote resistance and tumor recurrence, in a poster presentation entitled “NT219, a dual inhibitor of IRS1/2 and STAT3, suppresses cancer stem cell mediated resistance to KRASG12C and KRASG12D inhibitors in solid tumor” at the American Association of Cancer Research (AACR) 2024 Annual Meeting. In addition, the data demonstrated the synergistic effect of NT219 and mKRAS inhibitors, suggesting a novel mechanism to combat resistance to both KRASG12C and KRASG12D inhibitors in lung cancer and pancreatic cancers, respectively, both aggressive diseases with unmet medical need.

Clinical Development

The NT219 clinical development strategy will align with preclinical findings, focusing on STAT3 and IRS/AKT pathway inhibition as key resistance mechanisms. Initial tumor targets will reflect MEK/ERK pathway involvement, particularly those with erb-b pathway dependence or driver mutations. Additionally, evidence of NT219's single-agent activity in preclinical studies will be considered in the clinical plan.

The primary endpoint of the NT219 first-in-human study was to evaluate the drug’s safety both as a monotherapy and in combination with the antibody cetuximab. Initial evidence supporting NT219’s efficacy was assessed as a secondary endpoint.

The first in human Phase 1 study of NT219 evaluated single agent NT219 at a dose escalation, in patients with advanced cancer diseases. Patients for this component of the trial (deemed Part A) were evaluated for safety as the primary endpoint, and efficacy as a secondary endpoint. The escalation took the form of a 3+3 standard design, together with a “backfill” groups enrolling of up to 3 additional patients at doses which had already been deemed safe. Patients were administered NT219 weekly until disease progression or study withdrawal for any other cause.

Part B of the Phase 1 clinical trial of NT219 was a dose escalation study of NT219, beginning with 6mg/kg, in combination with the standard dose of cetuximab (ERBITUX®), in patients with recurrent and/or metastatic SCCHN and colorectal adenocarcinoma (CRC). In this arm, patients with advanced cancer, who were eligible for cetuximab therapy (e.g., SCCHN and CRC), received a combination of the drugs, with NT219 being administered first, followed by cetuximab, in a similar course of weekly administrations. The combination was evaluated in a similar 3+3 design and backfill groups as described for single agent part of the study.

These two parts of the study provided information regarding the safety of NT219 as a single agent and in combination with cetuximab, including the determination of the RP2D, as well as preliminary efficacy signal of NT219 as a single agent and in combination with cetuximab.

In the dose escalation part of the study of NT219 as a single agent, 20 patients were evaluable of which 2 patients demonstrated partial response (1 confirmed, 1 nonconfirmed) and 5 patients demonstrated stable disease. In the dose escalation study of NT219 in combination with cetuximab, anti-tumor activity was observed in previously treated HPV negative 2L/3L R/M SCCHN patients. 18 SCCHN patients were enrolled in the combination arm; 16 patients were evaluable for efficacy, 8 of which were at the highest dose levels of 50+100 mg/kg. Out of these 8 patients, 2 patients demonstrated confirmed partial response and 3 patients demonstrated stable disease, representing a 25% objective response rate (ORR) and 62.5% disease control rate (DCR). Median follow-up across all dose levels is 9.4 months (95% CI: 3.4-10.0, 8 out of 15 patients remaining in follow up). Safety profile was well tolerated and manageable including at the recommended dose level of 100mg/kg. Most common treatment emergent AEs were infusion related reactions and nausea and no treatment-related Grade 4/5 AEs were observed. Pharmacokinetic analysis demonstrated dose dependent increase.

Biomarker analysis of biopsies collected from SCCHN patients before treatment with NT219 (50mg/kg) and cetuximab, demonstrated enhanced activation of IGF1R and STAT3 in responders (PR) as compared to non-responding patients (progressed disease), suggesting these NT219’s targets as potential biomarkers for NT219+cetuximab therapy. We believe these initial results should be further explored in a higher number of patients.

The recommended Phase 2 dose for NT219 in combination with cetuximab for the treatment of R/M SCCHN patients based on the Phase 1/2 dose escalation study was determined to be 100mg/kg.

In February 2025, we entered into a research agreement with the University of Colorado for an investigator-initiated Phase 2 study with NT219 in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck, which is expected to be initiated in the first half of 2025.

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

CAPTN-3 Tribody Platform

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

T cell engagers is an emerging therapeutic modality that consists in linking tumor infiltrating T cells to target tumor cells via antibody-derived products. By binding to a TAA with one arm and to the CD3 molecule associated with the T cell receptor (TCR) with the other arm, T cell engagers promote the formation of a cytolytic synapse between T cells and cancer cells leading to destruction of the tumor. Conceptually, any cytotoxic immune effector cell can be engaged by this modality including CD8+ T cells, gamma-delta T cells, NK and NKT cells. In this context, T-cell engagement is independent of the specific recognition of a peptide-MHC complex and in principle, every tumor infiltrating T cell with cytotoxic potential is expected to be activated by T cell engagers. The first success with this new approach came from blinatumomab, a CD19/CD3 bispecific that achieved 40% complete response in patients with acute lymphocytic leukemia (ALL) leading to accelerated approval by the FDA in 2018. Based on our knowledge, multiple T cell engagers are currently being explored in advanced clinical trials.

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

CAPTN-3 Tribody Platform Description

Our CAPTN-3 tribody platform is comprised of conditionally activated tri-specific antibodies that engage both T cells and NK cells and a specific TAA to induce a strong, localized immune response within the TME. A cleavable capping technology confines the compound’s therapeutic activity to the local TME, which increases the anticipated therapeutic window in patients. This technology presents a novel mechanism of action by unleashing both innate and adaptive immune responses at the TME to induce an optimal anti-tumor immune response.

T cell engagement is achieved through binding CD3 using a commercially validated antibody fragment. CD3 is a protein complex associated with the T cell receptor on the surface of both CD4+ and CD8+ T cells. Agonistic binding to CD3ε triggers T cell activation that is mediated by Lck/Zap70 and leads to downstream activation of multiple signaling pathways such as NK-kB or NF-AT. Anti-CD3 is the backbone of the vast majority of bispecific T cell engagers. Three were already approved by the US FDA (Blinatumomab, CD3×CD19 in 2014 for acute lymphoblastic leukemia, Tebentafusp, CD3×IMCgp100 in 2022 for Uveal Melanoma, teclistamab, CD3xBCMA in 2022 for Multiple Myeloma) and a large number other BiTE are currently in clinical development.

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

In addition to its unique combination of the TAA, CD3 and NK cells binding arms, our CAPTN-3 tribody platform is also differentiated from competing products with a cleavable cap, which limits the compound’s therapeutic activity to the local TME. This cap is attached to the anti-CD3 moiety and blocks its interaction with circulating CD3 positive T cells thereby impeding potential off-tumor adverse reactions. The cap is designed to be cleaved-off by multiple TME-specific proteases, which increase the likelihood for cleavage by many tumor types. Upon removal of this cap, the anti-CD3 moiety of the molecule is freed to bind and activate T lymphocytes via CD3.

Our lead tribody in preclinical development is IM1240 that targets 5T4 expressing tumors. 5T4 is expressed in a variety of solid tumors and is associated with advanced disease, increased invasiveness and poor clinical outcome. IM1240 is directed towards 5T4 (also known as trophoblast glycoprotein (TPBG)), using a proprietary set of complementarity-determining regions (CDRs). 5T4 is an oncofetal surface protein that is not found on adult healthy tissues but is abnormally expressed in several cancer types. This specific expression pattern as well as the correlation with poor prognosis in different cancer diseases such as lung, gastric, head and neck and other cancers makes it an ideal TAA for various therapeutic approaches.

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

Additional preclinical data for CAPTN-3 demonstrated that:

●	The lead compound, IM1240, demonstrated high affinity binding towards CD3 & NKG2A proteins and CD3 & NKG2A expressing cells, while no binding was detected using the mutated versions of the tribody, indicating specificity. The synergistic effects of the aCD3 and aNKG2A arms in suppressing 5T4+ non-small cell lung cancer (NSCLC) PDEs at 10nM were demonstrated, emphasizing CAPTN-3’s potential advantage in a clinically relevant biological assay. A dose-dependent effect of IM1240 was shown.

●	Sustained tumor regression in triple negative breast cancer humanized mice was demonstrated for the capped tribody, which was superior to the uncapped tribody. No effect was shown with the non-cleavable capped tribody whose CD3 binding function is irreversibly blocked.

●	Cytotoxic effect and binding to CD3 was fully recovered following capping cleavage.

●	PBMC-mediated cytotoxicity against 5T4+ cancer cells was demonstrated at picomolar EC50 while no effect was observed in 5T4- cancer cells.

●	IM1240 and non-capped tribody inhibited NKG2A-HLA-E interaction in a dose-dependent manner, while NKG2A mutated tribody had no effect.

●	NK cell mediated cytotoxicity against HLA-E expressing cancer cells was demonstrated, while NKG2A mutated tribody had no effect.

●	A cytokine release assay from hPBMC showed a 5T4+ cancer cell dependency and was inhibited by the cap, showing superior safety profile.

●	Plug and Play abilities of the platform were demonstrated through different tribodies targeting 5T4 (aCD3xa5T4xaNKG2A), EGFR (aCD3xaEGFRxaNKG2A) and NKG2D (aCD3xa5T4xaNKG2D) which demonstrated low nM and selective binding to cells overexpressing the target, and efficient PBMC and NK mediated cytotoxicity.

Additional preclinical investigations are ongoing to complete the functional characterization of the compound and, in parallel, the development of GMP manufacturing processes required to conduct IND-enabling studies is underway. During 2024, we held a pre-IND meeting with the FDA that provided a clear path forward for our development plan through Phase 1 and we expect to submit an IND application to the FDA for IM1240 during 2026.

Competitive Oncology Multi- specific Drugs in Development that Target 5T4

We face potential competition from companies developing therapies targeting 5T4, as well as those utilizing proteolytically cleaved, conditionally activated platforms. Several companies are advancing 5T4-targeted therapies, including antibody-drug conjugates (ADCs), bispecific antibodies, and T-cell engagers, which may directly compete with IM1240. Additionally, several companies are developing conditionally activated biologics designed to enhance tumor selectivity while minimizing off-tumor toxicity. The potential of our approach differentiates IM1240, we believe, through its unique mechanism of action and potential clinical benefits.

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

●	Patent Family 1 relates to anti-human CEACAM1 antibodies, hybridoma cells producing these antibodies and methods of using the antibodies. United States patents as well as European counterparts were granted, as well as patents in Brazil, Canada, China, Israel, Japan, Korea and Russia, all of which have a maximum term of April 28, 2030. The European patents were validated in France; Germany; Ireland; Italy; The Netherlands; Poland; Spain; Switzerland; and United Kingdom.

●	Patent Family 2 relates to method of diagnosing melanoma or monitoring progression of melanoma, the method comprising determining a level of human CEACAM1 on isolated lymphocytes of a human subject in need thereof, wherein an upregulation of said level of CEACAM1 above a predetermined threshold is indicative of melanoma or stage thereof in said subject. Patents were granted in Israel and Europe. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France and Switzerland. All granted patents have a maximum term of July 20, 2030.

●	Patent Family 3 relates to antibodies (in particular chimeric antibodies) as well as molecules having at least the antigen-binding portion of an antibody against the human protein CEACAM1. Two United States patents as well as two European counterparts were granted. The European patents are validated in Germany, France, Spain, Italy, United Kingdom, Ireland, The Netherlands, Poland and Switzerland. Patents were also granted in Brazil, Canada, China, India, Israel, Japan, Korea and Russia. The patents of this family have a maximum term of October 9, 2032, except for the U.S. patents that has a maximum term of May 22, 2030.

●	Patent Family 4 relates to compositions comprising anti-human CEACAM1 antibodies, compositions comprising antibodies capable of inhibiting or blocking the interaction between PD-1 and its ligands, and methods for their combined use in treating cancer. Patents have been granted in the United States, Europe (2 patents), Brazil, Canada, China, India, Japan, Korea, Mexico and Russia. The European patents were validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France, Switzerland and Poland. These patents have a maximum term of November 24, 2034.

●	Patent Family 5 relates to humanized antibodies, including CM24, capable of specific binding to human CEACAM1 molecules containing human-to-murine back-mutations in non-CDR variable regions, and their encoding polynucleotide sequences. Patents have been granted in the United States (2 patents), Europe, Brazil, Canada, China, Eurasia (validated in Russia), India, Israel, Japan Korea and Mexico (2 patents) with a maximum term of April 26, 2035. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France, Switzerland and Poland. A continuation-in-part application is pending in the United States.

●	Patent Family 6 relates to use of CM24 in inhibition of NET-mediated activities and in prevention and treatment of pathologies associated with these activities. An international (PCT) application was filed on November 9, 2023, claiming priority from U.S. provisional applications filed on November 10, 2022, and September 21, 2023.

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

●	Patent Family 1 relates to compounds modulating the insulin-like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. This family includes a U.S. patent which is due to expire on April 2, 2028.

●	Patent Family 2 also relates to compounds modulating the insulin-like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer, and specifically discloses and claims NT219. Patents were granted in Europe and Israel, and have a maximum term of June 7, 2029, and in the United States, with a maximum term of April 2, 2028. A reissue application of the U.S. patent has been filed. The European patent was validated in France, Germany, Italy, The Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 3 relates to compounds having a benzo[e][1,3]thiazin-7-one core and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. Patents were granted in Europe and the United States, with a maximum term of December 27, 2031, and April 9, 2032, respectively. The European patent was validated in France, Germany, Italy, Spain, and the United Kingdom.

●	Patent Family 4 relates to combinations of the compounds disclosed in Patent Families 1-3, acting as dual modulators of IRS and STAT3, with various targeted drug classes (inhibitors of EGFR, mTOR; MEK or mutated B-Raf), as well as chemotherapeutic agents (Gemcitabine, 5-FU, Irinotecan and Oxaliplatin), and use of such combinations for the treatment of cancer. Patents were granted in Australia, Brazil, China, Europe and Israel, and have a maximum term of February 4, 2036, and in the United States, with a maximum term of August 12, 2036. Patent applications are pending in Canada (allowed), Europe, Japan (allowed), and the United States. The European patent was validated in Switzerland, Germany, Spain, France, Great Britain, Ireland, Italy and The Netherlands.

●	Patent Family 5 relates to specific combinations of the compounds disclosed in Patent Families 1-3, with various antibodies against PD-1 protein and/or anti-programmed cell death protein 1 ligand (PD-L1). Patents were granted in Japan and Russia and have a maximum term of November 16, 2037. Patent applications are pending in Brazil, Canada, China, Europe, Israel (allowed), Mexico, and the United States.

●	Patent Family 6 relates to NT219 trans isomer, a method to prevent its conversion from the trans active form to a less active form (cis) and a method of maintaining the active form during manufacturing, storage and handling until administered to the patient. A Chinese patent was granted and has a maximum term of February 17, 2042. Patent applications are pending in Brazil, Canada, China, Europe, India, Israel, Japan, Korea, Mexico, and the United States.

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

The term of the Yissum License Agreement shall expire upon the later of (i) the date of expiration in such country of the last to expire licensed patent included in the licensed technology; or (ii) the end of a period of 15 years from the first commercial sale in such country, while the license granted under the Yissum License Agreement will terminate upon the later of (unless the license has been earlier terminated or expired) (i) the date of expiration in such country of the last to expire licensed patent included in the licensed technology; (ii) the date of expiration of any exclusivity on the product granted by a regulatory or government body in such country; or (iii) the end of a period of 15 years from the first commercial sale in such country.

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

CAPTN-3 Tribody Platform

●	Patent Family 1 relates to conditionally activated tri-specific antibodies that engage T cells, NK cells, and tumor cells, including the antibody clone identified as IM1240, compositions thereof, and methods of use thereof for treating cancer in a subject in need. The tri-specific antibodies further include a cleavable capping technology for regulating the binding/activation of T cells to within a TME and for extending the half-life of the antibodies. National Phase applications have been entered and are pending in Australia, Brazil, Canada, China, Europe, Israel, India, Japan, the Republic of Korea, Mexico, and the United States. The expected term of any granted national phase application is May 4, 2041, not including patent term extension.

●	In addition, we own four additional patent families related to conditionally activated tri-specific antibodies that engage T cells, NK cells and tumor cells including different TAAs with their respective CDRs and compositions thereof, and methods of use thereof for treating cancer as well as GvHD, viral or bacterial infections in a subject in need. National phase applications, for a patent family related to anti 5T4 antibodies have been entered in Australia, Brazil, Canada, China, Eurasia, Europe, Israel, India, Japan, the Republic of Korea, Mexico, and the United States. National phase applications, for a patent family related to anti NKG3D antibodies have been entered in Australia, Brazil, Canada, China, Eurasia, Europe, Israel, India, Japan, the Republic of Korea, Mexico, and the United States. National phase applications, for a patent family related to anti ROR1 antibodies have been entered in Europe, Israel, and the United States.

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

Government Regulations and Funding

Pharmaceutical companies are subject to extensive regulation by foreign, federal, state and local agencies, such as the FDA in the U.S., the Ministry of Health in Israel, or the various European regulatory authorities. The manufacture, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. Additionally, in the U.S., we must follow the rules and regulations established by the FDA requiring the presentation of data indicating that our products are safe and efficacious and are manufactured in accordance with cGMP regulations. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, our products may be subject to detention and/or seizure, shipments of our products could be refused entry into the United States, and we may be criminally prosecuted. We and our manufacturers and CROs may also be subject to regulations under other foreign, federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act.

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

All clinical trials used as support for an IND or application for marketing approval must be conducted in accordance with the FDA’s good clinical practices, or GCP, requirements, including clinical trials conducted outside of the United States. If a clinical trial conducted outside of the United States is not conducted in accordance with the FDA’s GCP requirements, the FDA may not accept the study as support for an IND or application for marketing approval. The FDA may order the temporary or permanent discontinuation of a clinical study at any time or impose other sanctions if it believes that the clinical study is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. An institutional review board, or IRB, generally must approve the clinical trial design and patient informed consent at study sites that the IRB oversees and also may halt a study, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical studies, mostly in certain types of Phase III clinical trial studies where it is required under the applicable clinical trial protocol, are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group recommends whether or not a trial may move forward at designated check points based on access to certain data from the study. The clinical study sponsor may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

As a therapeutic candidate matures through the clinical testing phases, manufacturing processes are further defined, refined, controlled, and eventually validated around the time that the Phase III clinical trial is completed. The level of control and validation required by the FDA increases as clinical studies progress. We and the third-party manufacturers on which we rely for the manufacture of our therapeutic candidates and their respective components (including the APIs) are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP and other FDA requirements specific to investigational drug candidates. To comply with cGMP requirements and other requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements.

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

If an NDA submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA’s goal is to complete its initial review and respond to the applicant within ten months of submission, unless the application relates to an unmet medical need, or is for a serious or life-threatening indication, in which case the goal may be within six months of NDA submission. However, PDUFA goal dates are not legal mandates, and the FDA response often occurs several months beyond the original PDUFA goal date. Further, the review process and the target response date under PDUFA may be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the NDA. The NDA review process can, accordingly, be very lengthy. During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations. Data from clinical studies are not always conclusive and the FDA and/or any advisory committee it appoints may interpret data differently than the applicant.

After the FDA evaluates the NDA and performs a pre-approval inspection, or “PAI”, on manufacturing facilities where the drug product and/or its API will be produced, the FDA will either approve commercial marketing of the therapeutic candidate with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA does not satisfy its criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. Such post-marketing testing may include Phase IV clinical trials and surveillance to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of drug product candidates for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the OS benefit of the drug product candidate.

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

European Regulatory Authorities

In order to perform trials in Europe or market or sell our therapeutic candidates in Europe, we must comply with EU Clinical Trial Regulation (CTR) 536/2014, which stipulates that sponsors seeking approval to conduct a clinical trial in one or more European countries must submit a single online application via the Clinical Trials Information System (CTIS). This streamlined process enhances efficiency by enabling simultaneous evaluation by multiple European regulatory authorities and ethics committees, facilitating faster approval and coordination of multinational trials.

Regarding marketing approval for new drugs, the centralized procedure, managed by the European Medicines Agency (EMA), allows for a single application for marketing authorization valid across all EU Member States. The European Commission is the authorizing body for all centrally authorized products and makes a legally binding decision based on EMA's recommendation. Once granted by the European Commission, the centralized marketing authorization is valid in all EU Member States as well as in the European Economic Area (EEA) countries: Iceland, Liechtenstein, and Norway. Our therapeutic candidates, such as CM24, NT219 or IM1240, may be approved through the centralized process.

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

After a drug is approved for marketing and enters the marketplace, numerous regulatory requirements continue to apply. These include, but are not limited to:

●	cGMP regulations require manufacturers, including third-party manufacturers, to follow stringent requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product;

●	labeling, promotion, and advertising regulations and the FDA prohibitions against the promotion of drugs for unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the drug;

●	approval of product modifications or use of a drug for an indication other than approved in an NDA and/or BLA;

●	adverse drug experience regulations, which require us to report information on adverse events within the FDA’s specified timeframe;

●	post-market testing and surveillance requirements, including Phase IV trials, when necessary for public health protection, or to provide additional safety and effectiveness data for the drug;

●	additional FDA reviews and approvals after the initial approval, particularly for any modification in conditions of use, active ingredient(s), route of administration, dosage form, strength or bioavailability, which may require submission accompanied by additional clinical data (which may require additional clinical studies) necessary to demonstrate the safety and effectiveness of the product with the proposed changes; and

●	the FDA’s recall authority, whereby it can ask, or under certain conditions order, drug manufacturers to recall from the market a product that is in violation of governing laws and regulation.

Other U.S. Healthcare Laws and Compliance Requirements

For products distributed in the United States, we are also subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct our business. Potentially applicable federal and state healthcare laws and regulations that may affect our business include the following:

●	The federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

●	The federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

●	The Ethics in Patient Referrals Act, commonly referred to as the Stark Law, and its corresponding regulations, prohibit physicians from referring patients for designated health services (including outpatient prescription drugs) reimbursed under the Medicare program to entities with which the physicians or their immediate family members have a financial relationship, subject to narrow regulatory exceptions, and prohibits those entities from submitting claims to Medicare for payment of items or services provided to a referred beneficiary;

●	The federal False Claims Act imposes criminal and civil penalties, as well as permitting civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

●	The so-called federal “Sunshine Act” requires certain pharmaceutical and medical device companies to monitor and report certain payments and other transfers of value to physicians (as defined by such law), certain other healthcare providers, and teaching hospitals as well as ownership and investment interests held by physicians and their immediate family members to CMS for disclosure to the public;

●	The Health Insurance Portability and Accountability Act of 1996, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services. This statute also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information on certain covered entities (including healthcare providers, health plans, and healthcare clearinghouses), and their business associates that provide services to or on behalf of the covered entity that involve the use or disclosure of individually identifiable health information; and

●	Analogous state laws and regulations, such as state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers, and some state laws that require pharmaceutical companies to report or disclose pricing or other financial information and to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

Reimbursement in the United States

Sales of our oncology therapeutic candidates, if approved, in the United States may depend, in significant part, on the extent to which the approved products will be covered and reimbursed by third-party payers, such as government health programs, commercial insurance and managed healthcare organizations. Patients who are prescribed treatments for their conditions and providers prescribing treatments generally rely on third-party payers to reimburse all or part of the associated healthcare costs. Patients and providers are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of therapies in which our products are used. There is significant uncertainty related to third-party payer coverage and reimbursement of newly approved products. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payers. Therefore, coverage and reimbursement for products can differ significantly from payer to payer. Decisions regarding the extent of coverage and amount of reimbursement to be provided for each of our product candidates will be made on a plan-by-plan basis. One payer’s determination to provide coverage for a product does not assure that other payers will also provide coverage, and adequate reimbursement, for the product. Additionally, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our approved product and therapeutic candidates to each payer separately, with no assurance that coverage and adequate reimbursement will be obtained.

The third-party payers are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The United States government and state legislatures have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, discount and rebate requirements, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payers do not consider our drug products to be cost-effective compared to other available therapies, they may not cover our therapeutic candidates, if approved, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drug products on a profitable basis.

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

The Patient Protection and Affordable Care Act

On March 23, 2010, President Obama signed the “Patient Protection and Affordable Care Act” (P.L. 111-148) (the “ACA”) and on March 30, 2010, he signed the “Health Care and Education Reconciliation Act” (P.L. 111-152), collectively commonly referred to as the “Healthcare Reform Law.” The Healthcare Reform Law included a number of new rules regarding health insurance, the provision of healthcare, conditions to reimbursement for healthcare services provided to Medicare and Medicaid patients, and other healthcare policy reforms. Through the law-making process, substantial changes have been and continue to be made to the current system for paying for healthcare in the U.S., including changes made to extend medical benefits to certain Americans who lacked insurance coverage and to contain or reduce healthcare costs (such as by reducing or conditioning reimbursement amounts for healthcare services and drugs, and imposing additional taxes, fees, and rebate obligations on pharmaceutical and medical device companies). This legislation was one of the most comprehensive and significant reforms ever experienced by the U.S. in the healthcare industry and has significantly changed the way healthcare is financed by both governmental and private insurers. This legislation has impacted the scope of healthcare insurance and incentives for consumers and insurance companies, among others. Additionally, the Healthcare Reform Law’s provisions were designed to encourage providers to find cost savings in their clinical operations. Pharmaceuticals represent a significant portion of the cost of providing care. This environment has caused changes in the purchasing habits of consumers and providers and resulted in specific attention to the pricing negotiation, product selection and utilization review surrounding pharmaceuticals. This attention may result in products we may commercialize or promote in the future and our therapeutic candidates, being chosen less frequently or the pricing being substantially lowered. At this stage, it is difficult to estimate the full extent of the direct or indirect impact of the Healthcare Reform Law on us.

These structural changes could entail further modifications to the existing system of private payers and government programs (such as Medicare, Medicaid, and the Children’s Health Insurance Program), creation of government-sponsored healthcare insurance sources, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the U.S. could impact the reimbursement for prescribed drugs and pharmaceuticals, including products we and our development or commercialization partners are currently developing or those that we may commercialize or promote in the future. If reimbursement for any product we may commercialize or promote or approved therapeutic candidates is substantially reduced or otherwise adversely affected in the future, or rebate obligations associated with them are substantially increased, it could have a material adverse effect on our reputation, business, financial condition or results of operations.

Extending medical benefits to those who currently lack coverage will likely result in substantial costs to the U.S. federal government, which may force significant additional changes to the healthcare system in the U.S. Much of the funding for expanded healthcare coverage may be sought through cost savings. While some of these savings may come from realizing greater efficiencies in delivering care, improving the effectiveness of preventive care and enhancing the overall quality of care, much of the cost savings may come from reducing the cost of care and increased enforcement activities. Cost of care could be reduced further by decreasing the level of reimbursement for medical services or products (including any product we may commercialize or promote or those therapeutic candidates currently being developed by us), or by restricting coverage (and, thereby, utilization) of medical services or products. In either case, a reduction in the utilization of, or reimbursement for any product we may commercialize or promote or any therapeutic candidate for which we receive marketing approval in the future, could have a material adverse effect on our reputation, business, financial condition or results of operations.

Several states and private entities initially mounted legal challenges to the Healthcare Reform Law, in particular, the ACA, and they continue to litigate various aspects of the legislation. On June 28, 2012, the U.S. Supreme Court generally upheld the provisions of the ACA at issue as constitutional. However, the U.S. Supreme Court held that the legislation improperly required the states to expand their Medicaid programs to cover more individuals. As a result, states have a choice as to whether they will expand the number of individuals covered by their respective state Medicaid programs. Some states have not expanded their Medicaid programs and have chosen to develop other cost-saving and coverage measures to provide care to currently uninsured individuals. Many of these efforts to date have included the institution of Medicaid-managed care programs. The manner in which these cost-saving and coverage measures are implemented could have a material adverse effect on our reputation, business, financial condition or results of operations.

Further, the healthcare regulatory environment has seen significant changes in recent years and is still in flux. Legislative initiatives to modify, limit, replace, or repeal the ACA and judicial challenges have continued. We cannot predict the impact on our business of future legislative and legal challenges to the ACA or other aspects of the Healthcare Reform Law or other changes to the current laws and regulations. The financial impact of U.S. healthcare reform legislation over the next few years will depend on a number of factors, including the policies reflected in implementing regulations and guidance and changes in sales volumes for therapeutics affected by the legislation. From time to time, legislation is drafted, introduced and passed in the U.S. Congress that could significantly change the statutory provisions governing coverage, reimbursement, and marketing of pharmaceutical products. In addition, third-party payer coverage and reimbursement policies are often revised or interpreted in ways that may significantly affect our business and our products.

During his first term in office, President Trump supported the repeal of all or portions of the ACA. President Trump also issued an executive order in which he stated that it is his administration’s policy to seek the prompt repeal of the ACA and in which he directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the ACA to the maximum extent permitted by law. Congress has enacted legislation that repeals certain portions of the ACA, including but not limited to the Tax Cuts and Jobs Act, passed in December 2017, which included a provision that eliminates the penalty under the ACA’s individual mandate, effective January 1, 2019, as well as the Bipartisan Budget Act of 2018, passed in February 2018, which, among other things, repealed the Independent Payment Advisory Board (which was established by the ACA and was intended to reduce the rate of growth in Medicare spending). We cannot yet assess the impact that President Trump’s second term will have on the pharmaceutical industry, but it may be significant.

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

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. Furthermore, we cannot predict what actions the Trump administration will implement in connection with the Health Reform Law or the IRA. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future, if applicable.

Grants from the Israel Innovation Authority, or the IIA (formerly known as the Office of the Chief Scientist or the OCS).

Under the Innovation Law and the IIA’s rules and guidelines, a qualifying research and development program may be eligible for grants of up to 50% of the program’s approved research and development expenses. In general, the recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of IIA-funded products (and related services), generally at a rate of 3% or 5% of revenues (which rates may be increased under certain circumstances, as described below) up to the aggregate amount of the total grants received by the IIA (which may be increased under certain circumstances, as described below), plus annual interest (as determined in the IIA’s rules and guidelines). Following the full payment of such royalties and interest, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after repayment of the full amount of royalties payable pursuant to the grants.

The pertinent obligations under the Innovation Law and IIA’s rules and guidelines are as follows:

●	Local manufacturing obligation. The terms of the grants under the Innovation Law and the IIA’s rules and guidelines provide that a company that received IIA grants, or the Recipient Company, is prohibited from manufacturing products developed using these IIA grants outside of Israel (unless the IIA approved grant program includes a pre-determined portion of manufacturing that may be performed outside Israel) without receiving prior approval from the IIA (except for the transfer of less than 10% of the manufacturing capacity in the aggregate in excess of such pre-approved portion (if any), which requires only a notice). If the Recipient Company receives approval to manufacture products developed with IIA’s grants outside of Israel in excess of such pre-approved portion (if any), it will be required to pay increased royalties to the IIA, up to 300% of the grant amount plus accrued interest, depending on the manufacturing volume that is performed outside of Israel in excess of any pre-approved portion. The Recipient Company may also be subject to accelerated royalty repayment rates;

●	Certain reporting obligations. A recipient of IIA grant is required to notify the IIA of certain events enumerated in the IIA’s rules and guidelines; and

●	Know-how transfer limitation. Under the IIA’s rules and guidelines, the transfer of IIA funded know-how outside of Israel requires prior IIA approval and is generally subject to payment of a redemption fee to the IIA calculated according to formulas provided under the IIA’s rules and guidelines, up to 600% of the grants amount (less paid royalties, if any, and depreciation, but no less than the total grants received) plus accrued interest. Upon payment of such a fee, the know-how and the manufacturing rights of the products supported by such IIA funding cease to be subject to the Innovation Law and to the IIA’s rules and guidelines.

Approval of the transfer of IIA funded know-how to another Israeli company is also required and may be granted only if the recipient assumes all of our responsibilities towards the IIA, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel (although such transfer will not be subject to the payment of a redemption fee, such transfer will include an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation).

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

As of December 31, 2024, TyrNovo had received grants from the IIA in a total amount of approximately NIS 5.5 million (approximately $1.51 million), no royalties had been paid in respect to the grants received by TyrNovo from the IIA and it had a contingent obligation to the IIA (including interest) of $2.3 million. There is no guarantee that TyrNovo will receive any further grants from the IIA or that the grants will be in the scope received in the past.

The restrictions under the Innovation Law may impair our ability to enter into agreements to perform or outsource manufacturing outside of Israel, or otherwise transfer or sell TyrNovo’s IIA funded know-how outside of Israel, without the approval of the IIA. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of TyrNovo know-how developed with IIA funding pursuant to a merger or similar transaction, the consideration available to TyrNovo’s and/or our shareholders may be reduced by the amounts it is required to pay to the IIA. Further, failure to comply with the requirements under the Innovation Law and the IIA’s rules and guidelines may subject TyrNovo to financial sanctions, to mandatory repayment of grants received by it (together with interest and penalties). In addition, the Government of Israel may, from time to time, audit sales of products which it claims incorporate technology funded via IIA programs and this may lead to additional royalties being payable on additional products and may subject such products to the restrictions and obligations specified hereunder.

C.	Organizational Structure

Our corporate structure consists of Purple Biotech Ltd., incorporated under the laws of the State of Israel, our wholly-owned subsidiaries, FameWave, incorporated under the laws of the State of Israel, Kitov USA Inc. (currently inactive), incorporated under the laws of the state of Delaware, Purple Biotech GmbH, incorporated under the laws of Switzerland (currently inactive and in the process of dissolution), and Immunorizon Ltd., incorporated under the laws of the State of Israel, and our majority owned subsidiary TyrNovo, incorporated under the laws of the State of Israel, of which we own approximately 98.47% of its shares.

D.	Property, Plant and Equipment

All of our facilities are leased, and we do not own any real property. The principal executive offices for Purple Biotech, TyrNovo, FameWave and Immunorizon are in a commercial office building located in the Science Park in Rehovot, Israel. Our current office space of approximately 625 square meters is subject to a 63.5-month lease, which commenced on September 15, 2020, and expires on December 31, 2025, and we have an option to extend such lease for an additional 60 months beyond the current term. Of our office space, 400 square meters were subleased to a third party until December 31, 2025, and the third party has an option to extend the lease period for an additional 60 months, subject to our decision to extend the main lease agreement for an additional 60 months. We have no material tangible fixed assets apart from the property described above. We believe our facilities are adequate and suitable for our current needs.

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

Overview

We are a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. Our oncology pipeline includes CM24, NT219 and IM1240. In developing these therapeutic candidates, we aim to address both the tumor and the TME to potentially improve patient outcomes. For details regarding our oncology therapeutic candidates, see, “Item 4. Information on the Company – B. Business Overview.”

In addition, our strategy is to pursue the acquisition of additional oncology therapeutic candidates at various stages of development to expand and diversify our portfolio and leverage our development capabilities. We currently do not have any binding material agreement or commitment to complete any transaction for the acquisition of new therapeutic candidates or approved drug products.

Since commencement of our pharmaceutical research and development operations, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and will need to obtain additional funds to further develop our research and development programs. As of December 31, 2024, we had an accumulated deficit of $144.7 million.

We plan to fund our future operations through commercialization and/or out-licensing of our therapeutic candidates and to raise additional capital in the future through either debt or equity financing.

Components of Statement of Operations

Research and Development Expenses

Our research and development costs are comprised of basic scientific research, preclinical studies, CMC development, clinical studies and medical research. Our research and development team combine clinical and regulatory development expertise mainly in the United States and Israel, and research and development capabilities of our scientific team in Israel. Our research and development activities are focused on our two oncology therapeutic candidates that are in the clinical trial phase, CM24 and NT219, including CMC, regulatory and clinical development, and CAPTN-3, our tribody platform with its leading therapeutic candidate, IM1240, which is in the preclinical development stage. A significant portion of our research and development activities, including our preclinical and clinical studies, are performed through subcontractors such as CROs and third-party manufacturers.

Our research and development expenses may fluctuate depending on the scope and timing of certain high-expense activities such as CMC activities and clinical trials. For example, in 2022, we conducted two clinical studies and expanded the clinical development upon completion of the dose escalation phases in CM24, in addition to CMC activity to support the studies, resulting in an increase in our research and development expenses. In 2023, we initiated a phase 2 study of CM24 and completed patient enrollment in the study in December 2023, in addition to CMC activity to support the studies, resulting in an increase in our research and development expenses in 2023. In 2024, we concluded the phase 2 study of CM24, which reduced clinical trials expenses, resulting in a decrease in our research and development expenses.

Research and development expenses also include compensation for our employees and consultants for medical, regulatory and development work. As of December 31, 2024, our research and development staff consisted of 4 full-time employees.

We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future, as we continue to develop our therapeutic candidates and technology.

Set forth below is a summary of the research and development expenses for the years ended December 31, 2024, 2023 and 2022. All the costs in 2024 and 2023 were incurred in connection with the development of CM24, NT219 and CAPTN-3. In 2022 all the costs were incurred in connection with the development of NT219 and CM24.

	Year Ended December 31,
	2024	2023	2022
	(U.S. dollars in thousands)
Total research and development expenses	7,620	17,034	16,320

In addition to the major cost of preclinical studies, clinical trials, and CMC development, research and development expenses include consulting expenses for regulatory and project management work required for the development of our therapeutic candidate portfolio. Set forth below is a summary of our research and development expenses based on the type of expenditure.

	Year Ended December 31,
	2024	2023	2022
	(U.S. dollars in thousands)
Salary and salary related expenses	1,536	2,323	2,382
Share-based payment	117	768	768
Service providers	5,967	13,943	13,170
	7,620	17,034	16,320

Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our therapeutic candidates for potential commercialization. Our future research and development expenses will depend on the success of the preclinical and clinical trials for our therapeutic candidates, as well as the availability of resources, and will be based on ongoing assessments of the commercial potential of our therapeutic candidates and other therapeutic candidates we may acquire. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors – If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.”

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

Expenses (income) on account of warrants

Expenses (income) on account of warrants comprises mainly the fair value adjustments of warrants. As more fully described in Note 9, Note 15 and Note 18B to our audited consolidated financial statements included elsewhere in this Annual Report, the warrants issued in our October 2023 and   July 2024 financings were considered a derivative instrument (due to a cashless exercise feature and customary terms in the event of a fundamental transaction) and were recorded as a liability at fair value upon issuance and the fair value is adjusted at any reporting date. The changes in the warrants’ fair value are recorded as financial expenses/income.

Finance Income and Finance Expense

Finance expense comprises primarily issuance expenses and bank fees. Finance income comprises primarily changes in the fair value of financial instruments and assets and interest income from funds held in bank deposits.

Adjusted Operating Loss

We define adjusted operating loss as operating loss, adjusted for certain non-cash items such as share-based compensation expenses. Our management believes that excluding non-cash charges related to share-based compensation provides useful information to investors in addition to our financial results prepared in accordance with IFRS because of their non-cash nature, varying available valuation methodologies among companies and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance, which may obscure trends in our core operating performance. We present adjusted operating loss because we use this non-IFRS financial measure to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, financial information presented under IFRS. You should read these non-IFRS measures in conjunction with the discussion of our IFRS results of operations and together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report.

We expect to continue reporting non-IFRS financial measures, adjusting for the item described above or similar non-cash items, and we expect to continue to incur expenses similar to the non-cash, non-IFRS adjustment described above. Accordingly, unless otherwise stated, the exclusion of this and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. Adjusted operating loss is not a recognized term under IFRS and does not purport to be an alternative to IFRS net operating loss as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted operating loss may not be comparable to other similarly titled measures of other companies. See “Reconciliation of Adjusted Operating Loss” below for a reconciliation of non-IFRS adjusted operating loss to IFRS operating loss.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS, as issued by the International Accounting Standards Board, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Our material accounting policies are more fully described in Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report. Critical accounting estimates and judgments are evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations.

Assessment of Probability of Contingent Liabilities

We make assessments of whether it is more likely than not that an outflow of economic resources will be required in respect of pending legal claims.

Recoverability of Intangible Assets

We annually perform an impairment test relating to our intangible assets with indefinite useful life, by comparing the recoverable amount of the intangible assets with their carrying amount. During 2024, the Company impaired the in-process research and development related to Purple GmbH following the decision to dissolve Purple GmbH. As of December 31, 2024, the recoverable amount of our intangible assets exceeded their carrying amount, therefore, no impairment loss was recorded. For additional information, see Note 4 of our audited consolidated financial statements included elsewhere in this Annual Report

A.	Operating Results

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2023 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

Research and Development Expenses

Research and development expenses for the year ended December 31, 2024, were $7.6 million, a decrease of $9.4 million, or 55.3%, compared to $17.0 million for the year ended December 31, 2023. The decrease was primarily due to reduced clinical trial expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2024, were $3.2 million, a decrease of $2.0 million, or 38.5%, compared to $5.2 million for the year ended December 31, 2023. The decrease was primarily due to a decrease in salary and salary related costs and share-based payment expenses.

Operating Loss

Our operating loss for the year ended December 31, 2024 was $11.0 million, a decrease of $11.3 million, or 50.7%, compared to $22.3 million for the year ended December 31, 2023. The decrease was primarily due to the decrease in research and development expenses.

Adjusted Operating Loss

On a non-IFRS basis, adjusted operating loss for the year ended December 31, 2024 was $10.4 million, a decrease of $10.0 million, compared to $20.4 million for the year ended December 31, 2023, primarily due to the decrease in research and development expenses. See “Reconciliation of Adjusted Operating Loss” below.

Finance Income, net

Finance income, net for the year ended December 31, 2024, was $3.7 million, compared to $2.3 million for the year ended December 31, 2023. The increase was primarily due to a $1.6 million decrease in issuance expenses.

Net Loss

Net loss for the year ended December 31, 2024, was $7.3 million, or $4.44 basic loss per ADS and $4.99 diluted loss per ADS, compared to a net loss of $20.0 million, or $17.96 basic and diluted loss per ADS, for the year ended December 31, 2023. The decrease in net loss was primarily due to a $11.3 million decrease in operating expenses and a $1.4 million increase in financial income net.

Reconciliation of Adjusted Operating Loss

The following table provides a reconciliation of non-IFRS operating loss to IFRS operating loss for the periods indicated:

	For the year ended December 31
	2024	2023

Operating loss for the year	11,005	22,271
Less share-based compensation expenses	(582)	(1,875)
Non-IFRS adjusted operating loss	10,423	20,396

B.	Liquidity and Capital Resources

Our oncology therapeutic candidates are in the research and development stage and therefore, we do not generate revenues from those candidates. Since the commencement of our operations as a pharmaceutical research and development company, our activities have primarily been financed by equity offerings, as well as private loans which were subsequently fully repaid.

In December 2024, we raised $2.8 million of gross proceeds in a registered direct offering of 472,668 ADSs at a purchase price of $6.00 per ADS.

In July 2024, we raised $2.0 million of gross proceeds from the exercise of certain existing warrants to purchase an aggregate of 281,675 ADSs, having original exercise prices ranging from $25 to $400 per ADS, originally issued in October 2023, June 2020, January 2019 and June 2018, at a reduced exercise price of $7.20 per ADS. In consideration for the exercise of the existing warrants for cash, we issued new unregistered Series A-1 warrants to purchase up to an aggregate of 248,969 ADSs and new unregistered Series A-2 warrants to purchase up to an aggregate of 314,382 ADSs. The new warrants are exercisable at an exercise price of $8.00 per ADS. The Series A-1 warrants have a term of five years from the issuance date and the Series A-2 warrants have a term of twenty-four months from the issuance date.

In October 2023, we raised $5.0 million of gross proceeds in a registered direct offering of 121,500 ADSs and pre-funded warrants to purchase up to 5,891 ADS. In addition, in a concurrent private placement, we issued unregistered warrants to purchase up to 217,391 ADSs. The warrants have an exercise price of $25.00 per ADS and are exercisable for a period of five and one-half years. In connection with the offering and effective upon the closing of the offering, we amended certain existing warrants to purchase up to an aggregate of 31,578 ADSs that were previously issued in June 2020 and June 2018 at exercise prices of $180.00 to $560.00 per ADS, respectively, such that the amended warrants have a reduced exercise price of $25.00 per ADS and an extended term of five and a half years from the closing of the offering.

On June 9, 2021, we entered into the Sales Agreement with Jefferies for the sale of ADSs, pursuant to which we may offer and sell, from time to time, ADSs through our ATM program, with Jefferies acting as our agent. We originally filed a prospectus for a $50.0 million ATM program, but the aggregate offering price was subsequently reduced to $21.0 million on March 23, 2022, to $3.0 million on October 17, 2023, and to $1.33 million on January 6, 2025. As of March 6, 2025, we have sold approximately 606,037 of ADSs, for total gross proceeds of approximately $6.81 million, under the Sales Agreement.

As of December 31, 2024, we had on hand approximately $8.2 million in cash and cash equivalents and in short-term deposits. We believe that our current cash and cash equivalents are sufficient to satisfy liquidity requirements for at least the next 12 months. Since we do not know whether, if at all, we will generate significant revenues from our therapeutic candidates should we decide to continue the development of our CM24, NT219 and IM1240, and to develop any additional therapeutic candidates, we will need substantial additional funds to acquire, develop, and/or commercialize such therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our long-term capital requirements will depend on many factors, including:

●	the progress, success and cost of our preclinical studies and/or clinical trials, and research and development programs;

●	our ability to successfully commercialize our CM24, NT219 and CAPTN-3, our tribody platform, with its leading therapeutic candidate, IM1240, therapeutic candidates, including securing commercialization agreements with third parties, favorable pricing and market share;

●	the costs, timing and outcome of regulatory review, obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Cash Flow

Operating activities

For the year ended December 31, 2024, net cash used in operating activities was approximately $14.4 million compared to approximately $19.9 million for the year ended December 31, 2023. The $5.5 million decrease in net cash used in operating activities in 2024 compared to 2023 was due to a decrease in operating losses, net of adjustments, partially offset by the net change in assets and liabilities. The cash used in operating activities consisted of expenses related to the development of CM24, NT219 and CAPTN-3, our tribody platform with its leading therapeutic candidate IM1240, as well as general and administrative expenses.

Investment activities

Net cash provided by investing activities was $0.5 million for the year ended December 31, 2024, compared to $13.9 million for the year ended December 31, 2023. The decrease in net cash provided by investing activities in 2024 compared to 2023 was mainly due to a decrease in short term and long-term deposits.

Financing activities

Net cash provided by financing activities was $6.8 million for the year ended December 31, 2024, compared to net cash provided by financing activities of $5.4 million for the year ended December 31, 2023. Net cash provided by financing activities for the year ended December 31, 2024, consisted of $1.8 million net of placement agent fees from the July 2024 warrant inducement transaction, $2.5 million net proceeds from the December 2024 registered direct offering and $2.85 million net proceeds from our ATM program. Net cash provided by financing activities for the year ended December 31, 2023, consisted of $4.3 million net proceeds from the October 2023 registered direct offering and $1.5 million net proceeds from our ATM program. The net proceeds from the financing activities in 2024 and 2023 were used to finance our operating activities.

As of December 31, 2024, we had no borrowings.

As of December 31, 2024, and as of the date of this Annual Report on Form 20-F, we had no commitments for capital expenditures.

Contractual obligations

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Our long-term contractual obligations primarily consist of the lease agreement for our offices, which is in effect until December 31, 2025, with a current lease liability of $183,000 as of December 31, 2024 (see “Item 4. Information on the Company – D. Property, Plant and Equipment).

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

Name	Age	Position
Eric Rowinsky, M.D.(1)	69	Independent Director and Chairman of the Board
Isaac Israel (1)(4)	47	Director
Simcha Rock, CPA, MBA(2)(3)	76	Independent Director
Ido Agmon, MBA(2) (3)	48	Independent Director
Robert Gagnon (3)(4)	50	Independent Director
Suzana Nahum-Zilberberg(1)(2)	54	Independent Director
Yael Margolin, M.Sc., Ph.D	72	Independent Director
Gil Efron, CPA, MA	59	Chief Executive Officer and Acting Chief Financial Officer
Hadas Reuveni, Ph.D.	58	Vice President of Research and Development
Michael Schickler, Ph.D.	67	Head of Clinical and Regulatory Affairs

(1)	Member of Nominations Committee
(2)	Member of Compensation Committee
(3)	Member of Audit Committee
(4)	Member of Pricing Committee for the ATM program

Directors

Eric Rowinsky, M.D., has served as the Chairman of Purple Biotech’s Board since October 2019. Dr. Eric Rowinsky’s principal expertise is in the development and registration of novel therapeutics to treat cancer and related disorders.  Dr. Rowinsky currently serves as consulting Chief Medical Officer and/or advisor for drug development and registrational strategies to several biopharma companies worldwide. Since July 2021, Dr. Rowinsky has served as the Chief Medical Officer of Hummingbird Biotherapeutics, a life-science company. From 2015 to 2021, Dr. Rowinsky served as Executive Chairman of the Board of Directors and President of Inspira, Inc. (formerly Rgenix, Inc) and is currently serving as its President, Chairman of the Scientific Advisory Board, and Director. Dr. Rowinsky also served as the Chief Scientific Officer of Clearpath Development Inc., from 2015-2021, and has served as a consulting Chief Medical Officer of Oncotartis, Inc. since 2018 and as an advisor to Everest Medicines, Inc. since 2017. Additionally, Dr. Rowinsky has been an independent consultant since 2016 and works with many other life science companies in providing expertise in developing and registering a wide range of novel cancer therapeutics. Dr. Rowinsky served as Executive Vice President, Chief Medical Officer and Head of Research and Development of Stemline Therapeutics, Inc., a clinical-stage biopharmaceutical company, from November 2011 until October 2015. Prior to joining Stemline, Dr. Rowinsky was co-founder and Chief Executive Officer of Primrose Therapeutics, Inc., a start-up biotechnology company, from June 2010 until its acquisition in September 2011. Dr. Rowinsky also served as a drug development and regulatory strategy consultant to the ImClone-Lilly Oncology Business Unit and several other biopharmaceutical and life sciences companies from 2010 to 2011. From 2005 to 2009, Dr. Rowinsky was Executive Vice President and Chief Medical Officer of ImClone Systems Inc., where he led the FDA approval of Erbitux for head and neck and colorectal cancers and advanced eight other monoclonal antibodies through clinical development. From 1996 to 2004, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center, including Director of the Institute of Drug Development, or IDD, and the SBC Endowed Chair for Early Drug Development at the IDD. From 1996 to 2006, Dr. Rowinsky was a Clinical Professor of Medicine at the University of Texas Health Science Center at San Antonio. From 1988 to 1996, Dr. Rowinsky was an Associate Professor of Oncology at The Johns Hopkins University School of Medicine. Dr. Rowinsky was a longstanding National Cancer Institute principal and co-principal investigator from 1990 to 2004 and was integrally involved in pivotal clinical and preclinical investigations that led to the development of numerous cancer therapeutics, including paclitaxel, docetaxel, topotecan, irinotecan, erlotinib, gefitinib, ramucirumab, tagraxofusp and temsirolimus among others. Dr. Rowinsky was also an Adjunct Professor of Medicine at New York University School of Medicine (2008-2018). Dr. Rowinsky presently serves on the boards of directors of the public companies Biogen Idec, Inc., Fortress Biosciences, Inc., and Verastem Inc. Dr. Rowinsky formerly served on the boards of directors of the public companies Navidea Biopharmaceuticals Inc. (2010-2018), BIND Therapeutics (2014-2016), and Biophytis S.A. (2018-2019), as well as at a number of privately held companies. Dr. Rowinsky received a B.A. degree from New York University (1977) and an M.D. degree from Vanderbilt University School of Medicine (1981). Dr. Rowinsky completed his residency in internal medicine at the University of California, San Diego (1984) and completed his fellowship in medical oncology at The Johns Hopkins Oncology Center (1987).

Isaac Israel has served as a member of Purple Biotech’s Board since October 2012. Mr. Israel served as our chief executive officer from October 2012 until July 2022 and has served as an advisor to Purple Biotech since October 2022. Mr. Israel served as our Acting Chief Executive Officer from March 2023 to August 2023, during which period Mr. Israel’s engagement as an advisor to the Company was suspended. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008, Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. Mr. Israel served as a member of the board of directors of various private and public healthcare corporations.

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

Suzana Nahum-Zilberberg, MBA, has served as a member of Purple Biotech’s Board since May 2021. Ms. Nahum-Zilberberg currently serves as Vice Chairman of the Board of BioLight Life Science, which is traded on the TASE, and from 2011 to 2020 served as the chief executive officer of BioLight. Ms. Nahum-Zilberberg also serves as a director at Human Xtention Ltd., Matricelf Ltd. and Nextferm Technologies Ltd., all of which are traded on the TASE, and a number of private companies. Prior to joining BioLight, Ms. Nahum-Zilberberg held a number of leadership positions at Teva Pharmaceuticals Industries, including Vice President of Asia and Pacific and Director in the office of the President and chief executive officer. Ms. Nahum-Zilberberg holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel Aviv University, a Certified Director degree from Tel Aviv University, an M.A. degree in Holocaust Studies from Haifa University, and studied at the INSEAD Asian International Executive Program. Ms. Nahum-Zilberberg is a certified public accountant.

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

Officers

Gil Efron has served as our Chief Executive Offer since July 2022 and as our Acting Chief Financial Officer since November 2024. Prior to that, Mr. Efron served as our President and Chief Financial Officer since June 2021. Prior to that, Mr. Efron served as our Deputy Chief Executive Officer and Chief Financial Officer, from October 2018. Prior to joining us, Mr. Efron served as Deputy CEO and CFO of Kamada Ltd., a NASDAQ and TASE dual-listed plasma-derived protein therapeutics company, from September 2011 to November 2017. Prior to that, Mr. Efron served as the CFO of NASDAQ listed RRsat Global Communications Ltd. (Nasdaq: RRST), from September 2005 to March 2011. Prior to that, Mr. Efron served in various finance executive positions. Mr. Efron holds a B.A. degree in Economics and Accounting and an M.A. degree in Business Administration from the Hebrew University of Jerusalem and was granted a certified public accountant’s license (non-active) in Israel.

Dr. Hadas Reuveni, Ph.D., has served as the Company’s Vice President of Research and Development since 2017. Dr. Reuveni, a co-inventor of the TyrNovo technology, received her Ph.D., summa cum laude, for anti-cancer drug discovery from the Hebrew University of Jerusalem. Dr. Reuveni managed the discovery and the preclinical development of TyrNovo’s portfolio since 2005 and has more than two decades of research and development experience in biotechnology. From 2005 to 2012, Dr. Reuveni served as the Chief Executive Officer of NovoTyr Ltd., a biotechnology start-up company, a predecessor company to TyrNovo, developing small molecules for the treatment of cancer and neurodegenerative diseases, which was established by Dr. Reuveni and Prof. Levitzki in 2005. Dr. Reuveni also founded and served as a director and Chief Scientific Officer of AngioB Ltd., a start-up company that developed GPCR-based agents for multiple indications, between 2006-2010. Prior to these roles, Dr. Reuveni was the Director of Research & Development at Keryx Biopharmaceuticals (NASDAQ:KRX) between 2001-2004. Dr. Reuveni has served as a scientific consultant for Integra Holdings Ltd., Campus Bio Management Ltd. and BioLineRX (NASDAQ/TASE BLRX). Dr. Reuveni holds a B.Sc. degree in chemistry, an M.Sc. degree in biological chemistry and a Ph.D. in biological chemistry and drug discovery, all from the Hebrew University of Jerusalem, Israel.

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

B.	Compensation

The aggregate compensation paid, and in-kind benefits granted, to or accrued on behalf of all our directors and officers for their services, in all capacities, to us during the year ended December 31, 2024, was approximately $2.2 million (including $0.6 million share-based compensation related costs). As of December 31, 2024, the total amount set aside as an actuarial estimate by us to provide pension, retirement or similar benefits to our officers (we do not provide any such benefits to our directors in such capacities) was in the aggregate amount of approximately $140,000. These amounts include compensation of our former Chief Financial Officer and former Vice President of Operations, both of whom ceased to serve in such capacities on October 30, 2024.

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

As of December 31, 2024, (i) options to purchase 15,644,481 of our ordinary shares granted to our officers and directors were outstanding, of which options to purchase 11,250,981 of our ordinary shares had vested; and (ii) 3,493,500 restricted stock units (“RSUs”) awarded to our officers and directors were outstanding. For information regarding our 2016 Equity-Based Incentive Plan, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—2016 Equity-Based Incentive Plan.” For information regarding the corporate approvals for officer and director compensation, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Compensation of Directors and Executive Officers.”

Director Compensation

As approved by our shareholders at our extraordinary general meeting in July 2017, our independent and non-executive directors (other than our chairman) are entitled to an annual fee of $40,000 for services as a member of our Board, an additional $3,500 annual fee for service on each permanent Board committee, and an additional $7,000 annual fee for service on the board of directors of a subsidiary (if applicable); provided, however, that the maximum annual fee for services on our Board, on Board committees and/or on the board of directors of any subsidiaries shall not exceed $47,000. The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel are paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. Dr. Rowinsky, the chairman of our Board, is entitled to an annual fee of $60,000 for services as a member of our Board, as Chairman of the Board, for service on any committee of the Board, and for service on the board of directors of a subsidiary. Since August 2024, the members of the Board agreed to voluntarily and irrevocably waive, until further notice, an amount equal to 20% of their respective director service fees for participation as members of the Board, each permanent Board committee, and on the board of directors of a Subsidiary (if applicable).   All such director annual fees shall be paid pro-rata for any service during part of a year.

In addition, we pay Dr. Rowinsky a monthly fee for his service as the chairman of our medical and clinical committee, which was in the amount of $10,000 for the period commencing on April 1, 2022 and until March 31, 2023 (as approved by our shareholders at our annual general meeting held in August 2022), and in the amount of $5,000 for the period commencing on April 1, 2023 and for such additional period at the discretion of the Board (as approved by our shareholders at our annual general meeting held in June 2023). Since August 2024, this fee has been reduced by 20% pursuant to the voluntary and irrevocable waiver provided by Dr. Rowinsky.

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

Executive Compensation

The table below sets forth the annual compensation paid to each of our five most highly compensated office holders (as defined in the Companies Law) for the year ended December 31, 2024, broken out by component and on an individual basis, as recorded in our financial statements for such year. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis, rather we are required under Israeli law to disclose in the proxy statement for our annual general meeting of our shareholders (or to include a reference therein to other previously furnished public disclosure) the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis, as recorded in the Company’s financial statements for such year.

Name	Position	Salary or other expenses[1]	Bonus expenses and accruals	Share- based expenses[2]	Total[3]
Gil Efron	Chief Executive Officer and Acting Chief Financial Officer	$368,153	-	203,347	571,500

Dr. Hadas Reuveni	Vice President of Research and Development	$205,628	20,000	79,409	305,037

Dr. Michael Schickler	Head of Clinical and Regulatory Affairs	$197,089	20,000	79,409	296,498

Lior Fhima[4]	Former Chief Financial Officer	$175,832	-	(17,377)	158,455

Ido Morpurgo[5]	Former Vice President Operations	$146,626		(30,317)	116,309

1	Includes social benefits, such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law, and car lease or vehicle use reimbursement related benefits.

2	The fair value of share-based payments was estimated using the Black and Scholes model.

3	The total compensation amounts do not include any amounts recorded for an increase in actuarial estimate calculations for post-employment benefit liabilities for the office holder, nor any accruals for unused vacation time. Compensation amounts which were paid or otherwise measured in NIS have been translated into US$ for purposes of this report at average representative exchange rates for the year.
4	Lior Fhima ceased to serve as our Chief Financial Officer on October 30, 2024.
5	Ido Morpurgo ceased to serve as our Vice President Operations on October 30, 2024.

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

Equity Award. A one-time grant to Mr. Efron of an equity-based award comprised of options to purchase up to 3,750,000 ordinary shares (equivalent to 18,750 ADSs) and 150,000 RSUs for ordinary shares (equivalent to 750 ADSs). The options have an exercise price of US$4.9. The options and RSUs vest over a period of three years, with one-third of each of the awards vesting on the first anniversary of the date of the approval of the awards by our Board on July 11, 2022, and an additional 8.33% of each of the awards vesting at the end of each subsequent three-month period thereafter, subject to Mr. Efron’s continued engagement by the Company on each applicable vesting date. Any outstanding unexercised options shall expire five years following the date of the approval of the equity awards by our Board. The vesting of any such equity awards that are outstanding shall accelerate in full upon a change of control, as defined by our Compensation Committee and Board. The equity award is subject to our 2016 Plan and the applicable award agreement entered into with Mr. Efron. The equity award was granted pursuant to the capital gains track of Section 102 of the Israel Income Tax Ordinance [New Version] 5721-1961 (the “Israeli Income Tax Ordinance”).

For the approval of compensation arrangements with directors and executive officers, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Compensation of Directors and Executive Officers.”

C.	Board Practices

Board of Directors

Our Board presently consists of seven directors. All of our directors also serve as directors of our subsidiaries TyrNovo, FameWave and Immunorizon. Each of Dr. Rowinsky, Mr. Rock, Ms. Margolin, Mr. Gagnon, Mr. Agmon, and Ms. Nahum-Zilberberg qualifies as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Accordingly, a majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee consists of at least three independent directors (within the meaning of NASDAQ and SEC rules), and our Compensation Committee consists of at least two independent directors (within the meaning of NASDAQ rules).

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the members of our Board (who are not external directors, if any were appointed), referred to as the “first class”; the “second class”; and the “third class”. If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). If the number of directors changes, the number of directors in each class will change in accordance with the foregoing rule. The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified. At our 2025 annual general meeting of shareholders, the appointment of the directors included in the first class (Dr. Rowinsky, Mr. Agmon and Mr. Gagnon) shall end. At our 2026 annual general meeting of shareholders, the appointment of the directors included in the second class (Mr. Rock and Ms. Margolin) shall end. At our 2027 annual general meeting of shareholders, the appointment of the directors included in the third class (Mr. Israel and Ms. Nahum-Zilberberg) shall end.

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

Under our amended and restated articles of association, the number of directors on our Board will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any Regulations enacted thereunder). The majority of the members of the Board shall be residents of Israel and our center of management shall be in Israel, unless, in each case, our center of management shall have been transferred to another country in accordance with a resolution of our Board by a majority of three quarters (75%) of the participating director votes. The provisions in our amended and restated articles of association regarding the maximum number of directors that may serve on our Board and the composition of our Board and the appointment and removal of directors, may be amended only by our shareholders by the Special Majority.

Under the Companies Law, our Board must determine the minimum number of directors who are required to have financial and accounting expertise (as defined in regulations promulgated under the Companies Law). Our Board has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Rock, Ms. Nahum-Zilberberg and Mr. Gagnon are each deemed to have such expertise.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including NASDAQ, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, in July 2016, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (within the meaning of the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including NASDAQ, and (iii) we comply with the director independence requirements, the audit committee and the compensation committee composition requirements, under U.S. laws (including applicable NASDAQ Rules) applicable to U.S. domestic issuers. If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed.

Should any person or entity in the future be deemed to be a controlling shareholder (within the meaning of the Companies Law), we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such an appointment, all of the external directors shall be appointed to each of our audit committee and compensation committee, and at least one external director shall be appointed to each committee of the board of directors authorized to exercise any of the powers of the board of directors.

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

Our Board has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the provisions of the Companies Law, the rules and regulations of the SEC and the NASDAQ Listing Rules.

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

Our Board has adopted a compensation committee charter setting forth the responsibilities of the compensation committee, which are consistent with the provisions of the Companies Law, the rules and regulations of the SEC and the NASDAQ Listing Rules.

Our compensation committee currently consists of Mr. Ido Agmon, Ms. Suzana Nahum-Zilberberg and Mr. Simcha Rock. Mr. Ido Agmon serves as the Chairman of the compensation committee. Our Board has determined that each member of our compensation committee is independent under the NASDAQ Listing Rules, including the additional independence requirements applicable to the members of a compensation committee.

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

The Compensation Policy includes a provision relating to the recovery of compensation (clawback) in the event of a restatement of our financial statements, which in addition to the Israeli law clawback requirements, is intended to comply with the clawback requirements of the NASDAQ Listing Rules. Under the recovery provision, in the event we are required to prepare an accounting restatement, we may be required to recover from each executive officer and director any amount of incentive-based compensation received by such executive officer or director that exceeds the amount of incentive-based compensation that otherwise would have been received by the officer or director had such compensation been determined based on the restated amounts in the accounting restatement (computed without regard to any taxes paid). The compensation recovery is subject to certain exceptions in cases where our Compensation Committee determined that recovery would be impracticable.

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

Our Compensation Policy aims to strike a balance between short and long-term performance incentives for executives, linking their pay to performance and aligning our executive officers’ interests with those of the Company and our shareholders. We believe that it allows us to provide meaningful incentives that reflect both our short- and long-term goals and performance, as well as our executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we recruit talent and designed to reduce incentives to take excessive risks.

The brief overview above is qualified in its entirety by reference to the full text of our Compensation Policy, which is attached as Exhibit 4.9 to this Annual Report on Form 20-F.

Nominations Committee

In September 2020, our Board established a nominations committee, whose role is (among other things) to identify, review and evaluate candidates to serve as members of the Board, consistent with criteria approved by the Board, recommend to the Board nominees for election as directors of the Company, and review and evaluate incumbent members of the Board. Our Board elected to rely on the “foreign private issuer exemption” with respect to the composition of our nominations committee and nominations of our directors, and determined that our nominations committee need not be composed solely of independent directors (within the meaning of NASDAQ Listing Rules). Our nominations committee currently consists of Dr. Eric Rowinsky, Ms. Suzana Nahum Zilberberg and Mr. Isaac Israel. Dr. Rowinsky serves as the Chairman of the nominations committee.

Pricing Committee

In April 2021, our Board established a non-independent pricing committee in connection with the establishment of our ATM program, whose role is to approve sales to be conducted pursuant to the Sales Agreement entered into in connection with the ATM program. Our pricing committee currently consists of Mr. Robert Gagnon and Mr. Isaac Israel. Mr. Isaac Israel serves as the Chairman of the pricing committee.

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

Under the Companies Law, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors, unless provided otherwise in the company’s articles of association. Our amended and restated articles of association provide that transactions in which officers have a personal interest that are not extraordinary transactions can be approved by the joint approval of our chief executive officer and chief financial officer, or, in the event either of them has a personal interest in such transaction, by one of our directors who does not have a personal interest in such transaction appointed by our Board for such purpose instead of such interested officer. In the event that both our chief executive officer and chief financial officer have a personal interest in such a transaction, the approval of two directors appointed by the board of directors for such purpose and who do not have personal interests in the approval of such transaction, will be required. If the transaction considered is an extraordinary transaction with either an office holder or with a third-party in which the office holder has a personal interest, then, pursuant to the Companies Law, audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see below “Compensation of Directors and Executive Officers.”

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

Executive Officers other than the Chief Executive Officer. The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer) who are not directors to be approved by, first, the compensation committee, second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s duly approved compensation policy(or if compensation is approved prior to the approval of a new compensation policy upon expiration of the term of the previous compensation policy), also by the company’s shareholders by the Special Majority for Compensation provided that the provisions that must be included in, and must be considered while determining the compensation policy according to the Companies Law, have been considered by the compensation committee and the board of directors. If the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s compensation policy, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision provided each of the compensation committee and board of directors discuss the arrangement again and consider (among other things) the shareholders’ objections and provide detailed reasons for their decision. An amendment to an existing compensation arrangement with an office holder who is not a director (other than the chief executive officer) requires only the approval of the compensation committee if the compensation committee determines that the amendment is not material relative to the existing arrangement. However, pursuant to relief regulations promulgated under the Companies Law, non-material amendments to the compensation of executive officers (who are subordinate to the chief executive officer) shall not require the approval of the compensation committee and may be approved by the chief executive officer of the company provided that: (i) the company’s compensation policy provides that such amendments within the parameters established in the compensation policy may be approved by the chief executive officer, and (ii) the compensation is consistent with the company’s compensation policy. Our Compensation Policy provides that non-material amendments to the compensation of executive officers who are subordinate to the chief executive officer may be approved solely by the chief executive officer.

Chief Executive Officer. The compensation paid to a public company’s chief executive officer is required to be approved by, first, the company’s compensation committee; second, the company’s board of directors, and, unless exempted under the regulations promulgated under the Companies Law, by the company’s shareholders by the Special Majority for Compensation, as described above. However, if the shareholders of the company do not approve the compensation arrangement with a chief executive officer who is not a director, the compensation committee and board of directors may, in special circumstances, override the shareholders’ decision if each of the compensation committee and the board of directors discuss the arrangement again and consider (among other things) the shareholders’ objection and provide detailed reasons for their decision. The renewal or extension of the engagement with a public company’s chief executive officer need not be approved by the shareholders of the company if the terms and conditions of such renewal or extension are no more beneficial than the previous engagement or there is no substantial difference in the terms and conditions and other relevant circumstances, and the terms and conditions of such renewal or extension are in accordance with the company’s compensation policy.

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

Under the Companies Law and the Israeli Securities Law, 5738–1968 (“Securities Law”), a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by the office holder in such capacity, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a monetary liability incurred by or imposed on an office holder in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against an office holder by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon such office holder as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with a monetary sanction;

●	a monetary liability imposed on an office holder in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

●	expenses associated with an Administrative Procedure conducted regarding an office holder, including reasonable litigation expenses and reasonable attorneys’ fees; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against an office holder by the company, on its behalf, or by a third-party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed in its capacity as an office holder if and to the extent provided in the company’s articles of association:

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

Under the Companies Law, exculpation, indemnification and insurance of office holders must generally be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders. The compensation committee may approve the procurement of directors’ and officers’ liability insurance policy without the need for shareholder approval, if it determines that, pursuant to the relief regulations promulgated under the Companies Law, the provision of such insurance coverage to the office holders under our directors and officers liabilities insurance policy is on market terms, is not likely to have a material adverse effect on our profits, assets or obligations, and is consistent with our Compensation Policy which was approved by our shareholders in accordance with the Companies Law.

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

We expect to indemnify Isaac Israel for obligations, including the deductibles for our directors’ and officers’ liability insurance policy, and we may be required to pay costs and expenses he may incur related to the “Atzmon Claim” described in “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings”, pursuant to the Indemnity Letter issued to him. To our knowledge, other than with respect to the foregoing proceeding, there is no previous or pending litigation or proceedings against any of our office holders as to which indemnification is being, or may be sought, nor are we aware of any other pending or threatened litigation or proceeding that may result in claims for indemnification by any office holder.

Insofar as indemnifications for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.	Employees

As of December 31, 2024, the Company had employees as follows: (i) five in business development, general and administrative roles; and (ii) four in research and development roles. All of such employees were located in Israel. During 2024, we prioritized our activities and conducted cost saving measures, including a reduction in workforce.

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

As of March 6, 2025, (i) no officer or director beneficially owned 1% or more of our outstanding ordinary shares, other than Mr. Gil Efron, our Chief Executive Officer, who beneficially owned 7,316,323 of our ordinary shares, representing 1.37% of our ordinary shares as of such date. The number of shares beneficially owned by Mr. Efron, includes 5,703,623 ordinary shares issuable upon exercise of options held by Mr. Efron currently exercisable or which will be exercisable within 60 days of March 6, 2025; and (ii) all officers and directors as a group (9 persons) beneficially owned 19,715,875 of our ordinary shares, representing 3.63% of our ordinary shares as of such date. Such number of ordinary shares includes 13,188,315 ordinary shares issuable upon exercise of options and/or RSUs which will be exercisable or shall vest (as applicable) within 60 days of March 6, 2025.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or RSUs that are currently exercisable or exercisable or that vest (as applicable) within 60 days of March 6, 2025, if any, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 529,639,917 ordinary shares (not including 1 ordinary share held in treasury) outstanding as of March 6, 2025.

2016 Equity-Based Incentive Plan

On April 18, 2016, we adopted the Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, or the 2016 Equity Incentive Plan. The 2016 Equity Incentive Plan provides for the grant to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, RSUs, restricted shares, with either our ordinary shares or ADSs underlying the applicable award. The 2016 Equity Incentive Plan provides for awards to be granted at the determination of our Board (who is entitled to delegate its powers under the 2016 Equity Incentive Plan to the compensation committee or audit committee of our Board) in accordance with applicable laws. The exercise price and vesting period of awards are determined by our Board. As of December 31, 2024, 24,101,171 ordinary shares were reserved for the grant of awards under the 2016 Equity Incentive Plan. Our Board may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares reserved under the 2016 Equity Incentive Plan. As of December 31, 2024, options to purchase 20,364,323 ordinary shares and 4,918,917 RSUs were outstanding under the 2016 Equity Incentive Plan.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the clawback provisions under our Compensation Policy during the fiscal year ended December 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 6, 2025 by each person or entity known to us to beneficially own 5% or more of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 6, 2025 and ordinary shares underlying RSUs that vest within 60 days of March 6, 2025, if any, to be outstanding and to be beneficially owned by the person holding the options warrants or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on 529,639,917 ordinary shares (not including 1 ordinary share held in treasury) outstanding as of March 6, 2025. Each one (1) ADS held represents two hundred (200) ordinary shares. The data presented is based on information disclosed in public regulatory filings in the U.S., in accordance with applicable laws.

Name	Share Number	Percentage
Armistice Capital, LLC (1)	44,600,000	8.42%

(1)	Based solely on, and qualified in its entirety with reference to, Amendment No. 1 to Schedule 13G filed by Armistice Capital, LLC (“Armistice Capital”) with the SEC on November 14, 2024. According to the Schedule 13G/A, Armistice Capital is the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the 223,000 ADS (equivalent to 44,600,000 ordinary shares), and pursuant to an investment management agreement, Armistice Capital exercises voting and investment power over the ordinary shares held by the Master Fund and thus may be deemed to beneficially own the ordinary shares held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the ordinary shares held by the Master Fund. The Master Fund disclaims beneficial ownership of the ordinary shares directly held by it by virtue of its inability to vote or dispose of such securities as a result of its investment management agreement with Armistice Capital. In addition, Armistice Capital holds warrants to purchase 497,938 additional ADSs (equivalent to 99,587,600 ordinary shares) that include a 4.99% beneficial ownership limitation.

None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Changes in Percentage Ownership by Major Shareholders

To our knowledge, the only significant change in the percentage ownership held by our major shareholders (i.e., shareholders that are the beneficial owners of 5% or more of our ordinary shares) as reported in our Annual Reports on Form 20-F during the past three years, is that the beneficial ownership percentage of Armistice Capital, LLC increased from less than 5% to 9.99% in October 2023.

Record Holders

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents two hundred (200) ordinary shares. As of March 5, 2025, BNY held 444,246,800 ordinary shares in custody representing 84.9% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

The following is a description of our related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2022.

Service Agreements with Subsidiaries

Purple Biotech provides services to its wholly owned subsidiaries, FameWave, Purple Biotech GmbH   and Immunorizon, and its majority owned subsidiary, TyrNovo (including research and development services, corporate management, business development services, accounting services, legal services and others), and the subsidiaries reimburse Purple Biotech for these services at the rate of cost plus 3% (in the case of FameWave, TyrNovo and Immunorizon) and cost plus 10% (in the case of Purple Biotech GmbH). Purple Biotech ceased to provide services to Purple Biotech GmbH, which is inactive and currently in the process of dissolution, at the end of 2024.

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

Transaction Bonus(es). Commencing as of October 10, 2022, Mr. Israel will be entitled to the following transaction bonuses: (1) for contribution to the achievement of a Strategic Transaction signed during the Engagement Period: (i) in the event of a transaction under clause (A) or (B) below - 1% of the Company value determined for the transaction; or (ii) in the event of a commercial agreement under clause (C) below - 1% of the cash actually received by the Company or the applicable subsidiary, and subject to the restrictions set forth in our Compensation Policy. “Strategic Transaction” means one or more related transactions of either: (A) sale (including an exchange), lease, license or any transfer or disposition of all or substantially all of the Company’s shares or assets; (B) any merger (including, a reverse merger and a reverse triangular merger), reorganization, amalgamation, consolidation or like transaction of the Company with or into another entity in which the holders of the Company’s voting power immediately prior to the consummation of such transaction hold less than 50% of the Company’s voting power or the voting power of the resulting or surviving entity or acquiring company immediately following the consummation of such transaction; or (C) any commercial agreement entered into by the Company or any of its subsidiaries with estimated revenues to the Company or the applicable subsidiary of at least $5 million; (2) for contribution to the achievement of a financing transaction (excluding a financing under the Company’s existing ATM program) closed during the Engagement Period – 1% of the cash actually received by the Company in the applicable financing transaction. In the event of the signing of a Strategic Transaction during the Engagement Period or the closing of a financing transaction (excluding a financing under the Company’s existing ATM program) during the Engagement Period, which does not qualify for the above monetary bonus – Mr. Israel shall be entitled to a transaction bonus equal to four times the Monthly Fee. The total transaction bonus(es) will not exceed an annual amount (during any consecutive 12-month period) of $2,000,000.

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

Acting Chief Executive Officer Services

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

Medical and Clinical Committee Chairman

Dr. Rowinsky, the chairman of our Board, serves as the chairman of our medical and clinical committee established in March 2022. We pay Dr. Rowinsky a monthly fee for his service as the chairman of our medical and clinical committee, which was in the amount of $10,000 for the period commencing on April 1, 2022 and until March 31, 2023 (as approved by our shareholders at our annual general meeting held in August 2022) and in the amount of $5,000 for the period commencing on April 1, 2023 and for such additional period at the discretion of the Board (as approved by our shareholders at our annual general meeting held in June 2023). Since August 2024, this fee has been reduced by 20% pursuant to a voluntary and irrevocable waiver provided by Dr. Rowinsky. The medical and clinical committee’s primary responsibilities are to: (i) assist our clinical team in the design, planning and supervision of clinical trials; (ii) support our Head of Clinical and Regulatory Affairs in the medical aspects of clinical trials; (iii) support the Company’s Chief Medical Officer; and (iv) assist in the medical and clinical review of potential new business opportunities.

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

2017 Motions to Approve a Class Action in Israel

On February 16, 2017, we announced that four lawsuits and motions to approve the lawsuits as a class action lawsuit were filed against us and certain of our office holders in the Tel Aviv District Court (Economic Division), and served on us, relating to the then ongoing formal investigation by the Israel Securities Authority (the “ISA Investigation”) into our public disclosures around certain aspects of the studies related to our then lead drug candidate, Consensi (the “2017 Motions”). One of these motions was subsequently withdrawn.

The petitioners in one of the motions petitioned the court to dismiss the other 2017 Motions (the “Petition for Dismissal”). On December 19, 2017, the court granted the Petition for Dismissal and dismissed the other outstanding 2017 Motions.

The remaining motion from the 2017 Motions (the “Surviving Motion”) was filed against us, our executive directors and certain of our present and former directors, by certain shareholders who requested to act as representatives of all shareholders of record from December 10, 2015, until February 6, 2017. The plaintiffs alleged, among other things, that we included misleading information in our public filings which caused the class for which the plaintiffs sought recognition, an aggregate loss of approximately NIS 29 million (approximately $8 million). The court ordered a stay of proceedings due to the then-ongoing ISA Investigation. Following approval of an enforcement arrangement in connection with the ISA Investigation, the stay was lifted. On May 29, 2020, the petitioners in the Surviving Motion filed an amended lawsuit and motion to approve the lawsuit as a class action. On November 15, 2020, the respondents filed their responses to the amended motion to approve the lawsuit as a class action. Following the submission of these responses, and as suggested by the court, the parties attended mediation, but without success. The plaintiffs then filed a motion to submit a new expert opinion as a response to the respondents’ claims. The court approved the motion on January 3, 2022. On April 7, 2022, the plaintiffs provided their answers to the respondents’ responses, which included a new opinion. Evidentiary hearings took place on November 13, 2022, November 20, 2022, and November 22, 2022. The plaintiffs furnished their summaries on June 8, 2023, the respondents furnished their summaries on March 17, 2024, and the plaintiffs furnished their response summaries on April 18, 2024. On June 19, 2024, the court dismissed the Surviving Motion and the motion to approve the lawsuit as a class action. Each party will bear its own court expenses.

Atzmon Claim

On November 17, 2022, Fidelity Venture Capital Ltd., a private Israeli company (“Fidelity VC”) and Mr. Dror Atzmon, an Israeli resident and citizen believed to be the sole shareholder of Fidelity VC (Mr. Atzmon, together with Fidelity VC, the “Atzmon Plaintiffs”), filed a statement of claim in the Economic Division of the Tel Aviv District Court (the “Atzmon Claim”) against the Company and a number of other defendants, including our former chief executive officer. The Atzmon Plaintiffs are seeking damages for approximately NIS 9 million (approximately $2.5 million) in connection with various claims relating to alleged contractual breaches and torts arising from an alleged contractual undertaking for the Company to engage the Atzmon Plaintiffs to provide advisory services to the Company following our initial public offering in the United States and listing on NASDAQ in November 2015. We were served with the statement of claim on January 22, 2023. On August 3, 2023, the court ordered the parties to inform it of their willingness to a mediation process; the parties subsequently agreed to a mediation process, a mediator was appointed and a mediation process is ongoing. We reject all the claims presented in the Atzmon Claim. At this preliminary stage we are unable, with any degree of certainty, to make any evaluations or any assessments with respect to the probability of success or the scope of potential exposure, if any, of the Atzmon Claim.

Other than as described above, we are not currently a party to any significant legal or arbitration proceedings involving any third-party, including governmental proceedings, pending or known to be contemplated, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Dividend Policy

We have never declared or paid cash dividends to our shareholders and do not anticipate paying any cash dividends for the foreseeable future. We anticipate that, for the foreseeable future, we will retain any future earnings to finance operations and the development of our business. The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends, including share repurchases, only out of retained earnings or earnings derived over the two most recent fiscal years prior to the distribution, whichever is higher, according to the then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not already reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution (referred to as the “profit test”). If we do not meet the profit test, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if the Board and, if applicable, the court, determines that that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due (referred to as the “solvency test”). Pursuant to regulations promulgated under the Companies Law, as an Israeli company dual listed on the TASE and the Nasdaq, the Board may resolve to distribute a dividend by way of a share repurchase program if it does not meet the profit test without seeking the approval of the court, subject to the following: (i) the company meets the solvency test; and (ii) the company provided a notice to certain creditors regarding its intention to distribute a dividend by way of a share repurchase program without meeting the profit test and no such creditor submits an objection within 30 days of the notice (otherwise, court approval would be required for such distribution in accordance with the requirements of the Companies Law).

Under our amended and restated articles of association, our Board has sole discretion whether to pay dividends, subject to the provision of the Companies Law. Payment of dividends may be subject to Israeli withholding taxes. See “Item 10 – Additional Information – E. Taxation – Israeli Tax Considerations and Government Programs” for additional information.

B.	Significant Changes

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2024.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are currently traded on the TASE under the symbol “PPBT”. The ADSs are currently traded on NASDAQ under the symbol “PPBT”.

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

Our transfer agent and registrar for the ADSs is the depositary for the ADRs, The Bank of New York Mellon, and its address is 101 Barclay Street, New York, NY.

Objects and Purposes

According to our memorandum of association and our amended and restated articles of association, we are permitted to engage in any legal business. Our registration number with the Israeli Registrar of Companies is public company number 520031238.

Shareholder Meetings

Under regulations promulgated under the Companies Law, we are required to publish notices at least 21 days prior to a shareholders’ meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties or the approval of a merger, notice must be provided at least 35 days prior to the meeting.

According to the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed both on the TASE and the Nasdaq, may be between four and 60 days prior to the date of the meeting.

Holders of ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders. Pursuant to our articles of association, the quorum required for a meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent, in the aggregate, at least 25% of our voting rights. If within half an hour from the time appointed for the meeting no quorum is present, it will be adjourned to the same day in the following week at the same time and place or to such other day and/or time and/or place as prescribed by the board of directors in a notice to the shareholders. If within half an hour from the time appointed for the adjourned meeting no quorum is present, the quorum for such reconvened meeting shall be any number of participants present and holding any portion of our voting rights, except where such meeting was called at the request of our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding at least 5% of our issued share capital and at least 1% of our voting rights or holding at least 5% of our voting rights. With the agreement of a meeting at which a quorum is present, the chairman may, and on the demand of the meeting he must, adjourn the meeting from time to time and from place to place, as the meeting resolves.

Under Israeli law, annual general meetings of our shareholders are to be held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. Our Board may call special general meetings of shareholders. The Companies Law and our amended and restated articles of association provide that a special general meeting of shareholders may be called by the board of directors or by a request of (i) two or more directors or 25% of the directors in office, or (ii) one or more shareholders holding, in the aggregate, either (a) at least 5% of our issued share capital and at least 1% of our voting rights, or (b) at least 5% of our voting rights, subject to the provisions set forth in our amended and restated articles of association .

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

Exclusive Forum for Shareholder Litigation

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the Tel Aviv District Court (Economic Division in the State of Israel (or, if the Tel Aviv District Court does not have jurisdiction, and no other Israeli court has jurisdiction, the federal district court for the District of New York) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, and (3) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. In addition, unless we consent in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert claims in the courts of the State of Israel with respect to any causes of action arising under the Securities Act, the federal district courts of the United States for the District of New York shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to these provisions. This forum selection provision will limit shareholders’ choice in selecting a judicial forum for disputes with us that it finds favorable or convenient and may have the effect of discouraging lawsuits against us or our directors and officers.

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

In consideration for the transfer of 100% of Immunorizon’s shares to us and the other obligations set forth in the Share Purchase Agreement, we paid an aggregate purchase price consisting of an aggregate upfront payment of $3.5 million in cash and an aggregate $3.5 million in ADSs, at a price per ADS equal to the NASDAQ volume-weighted average price of the ADSs for the 60-day period preceding the execution date of the agreement the (“PPS”). Additional long-term milestones are set at an aggregate amount of $94 million, with royalties out of net sales. Those long-term milestones include (i) development milestones consisting of pre-clinical and clinical milestones, (ii) regulatory milestones and (iii) sales milestones. The accumulated transaction payments, excluding the upfront payment, will not exceed $100 million.

The ADSs were issued to certain major shareholders of Immunorizon (the “Major Selling Shareholders”) and were subject to a three-month lock-up period, and we undertook to file a resale registration statement with the SEC to register the ADSs for resale following the lock-up period, as further described below (see “Lock-Up and Registration Rights Agreement”).

Under the terms of the Share Purchase Agreement, in the event that during one year following the closing of the agreement, the Company enters into an agreement or makes a filing pursuant to which it issues ADSs or other equity securities in a financing transaction (other than under its ATM program used for an accumulated amount of up to $2,000,000 worth of ADSs sold during any 90 days period following the closing of the Share Purchase Agreement, a non-cash transaction or a strategic transaction such as strategic joint venture, pre-clinical or clinical collaboration), at a price per ADS lower than the PPS (such new price, the “New PPS”) (a “Dilutive Event”), and at such time a Major Selling Shareholder still holds any ADSs issued to it under the Share Purchase Agreement, the Company shall issue such Major Selling Shareholder additional ADSs (“Additional ADSs”) equal to: (i) (A) the number of such ADSs held by such Major Selling Shareholder at such time, multiplied by (B) the PPS divided by (C) the New PPS, minus (ii) the number of such ADSs held by such Major Selling Shareholder at such time. Such protection shall only be provided once. Following the October 2023 registered direct offering, which constituted a Dilutive Event, we issued to the Major Shareholders an aggregate 34,974 Additional ADSs.

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

Distribution Agreement with Coeptis

In January 2019, we entered into an exclusive marketing and distribution agreement with Coeptis for the commercialization of Consensi in the U.S. market. The agreement provided for total milestone payments from Coeptis of $3.5 million, of which we received the initial $1 million milestone concurrent with finalization of the agreement, and a $1.5 million reimbursement payment upon completion of an agreed CMC plan. In addition, the agreement entitled us to 60% of Coeptis’ net profit on Consensi sales until such time as we have received $13 million in such profit distributions, following which we would then be entitled to 40% of Coeptis’ net profit on all subsequent Consensi sales. In October 2019, we amended the agreement with Coeptis. Under the terms of the amended agreement, we were entitled to receive 20% in royalties on net sales of Consensi with minimum royalties of $4.5 million over three years. In addition, we were entitled to receive up to $99.5 million in milestone and reimbursement payments, of which $3.5 million was already received and $96 million was subject to certain pre-defined commercial milestones. The agreement was for a term of 15 years and could be extended for additional two-year terms, and included customary provisions, as well as certain residual rights and obligations of the parties, following termination.

In October 2021, we and Coeptis agreed to terminate the distribution agreement and entered into a settlement agreement (the “Settlement Agreement”). In accordance with the Settlement Agreement, Coeptis transferred its remaining inventory of Consensi to the Company and in settlement of Coeptis’ outstanding obligations under the distribution agreement, issued to the Company a convertible note (the “Note”) in the amount of $1.5 million payable on or before March 2023 (the “Maturity Date”) , bearing interest of 5% per annum, which may be converted in whole or in part at any time by the Company into Coeptis shares. The conversion price was set at $5 per share, subject to certain adjustments, under such terms and conditions as agreed between the parties and set forth in the Note, and the conversion price was subsequently reduced to $3 per share under the Addendum referred to below. Coeptis may prepay the principal amount of the Note plus accrued and unpaid interest at any time prior to the Maturity Date. Coeptis also granted to the Company a warrant, exercisable for a period of three years, to purchase a number of Coeptis shares as set forth therein, with an exercise price that is the same as the conversion price as determined under the Note.

In October 2022, Coeptis announced the completion of its business combination with Bull Horn Holdings Corp., a special purpose acquisition company (“Bull Horn” and the “Merger”). The combined company has been renamed “Coeptis Therapeutics Holdings, Inc.” and its public shares began trading on the Nasdaq Global Market. In October 2022, in connection with the consummation of the Merger, we and Coeptis signed an addendum to the Note (the “Addendum”) according to which, the Note will remain outstanding following the Merger and shall become an obligation of Bull Horn in accordance with its terms, so that (i) it will automatically become convertible into shares of common stock of Bull Horn instead of shares of common stock of Coeptis, (ii) the number of shares of common stock issuable upon conversion of the Note and the related exercise price will reflect adjustments based on the same exchange ratio of the Coeptis shareholders in connection with the exchange of their shares of Coeptis common stock for shares of common stock in Bull Horn in connection with the Merger, and (iii) section 13(b) of the Note (‘Registration Rights’) will be read to apply to any future public offering of Bull Horn’s common stock. Under the Addendum, Coeptis acknowledged that it consummated a Qualified Offering and that the price per share in such Qualified Offering is $3 per share of common stock, which led to reduction of the conversion price under the Note to $3 per share.

In July 2023, the Note was amended to extend the Maturity Date to March 31, 2024 and to provide for the repayment of the Note in four installments, with the last installment (including interest) to be paid by March 31, 2024. On June 19, 2024, we entered into a Note Payoff agreement with Coeptis and agreed to convert 50% of the then outstanding principal, approximately $219 thousand, into 50,000 shares of Coeptis’ common stock, and to update the Maturity Date for the payment of the remaining unpaid principal and accrued interest to August 31, 2024. In January 2025, the remaining principal amount was paid.

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

The tax rate applicable to capital gains derived from the sale of the ordinary shares or ADSs, whether listed on a stock market or not, is subject to a marginal tax rate according to Section 121 of the Israeli Income Tax Ordinance but shall not exceed 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate as specified in Section 126 of the Ordinance on capital gains derived from the sale of shares.

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

Dividends

Dividends distributed by a company from income, which is not attributed to an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Preferred Technology Enterprise, as defined in the Israel’s Encouragement of Capital Investment Law, 1959, to a shareholder who is an Israeli resident individual will be generally subject to income tax at a rate of 25%. However, a 30% tax rate will generally apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally not be subject to tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Non-Israeli residents (either an individual or a corporation) are generally subject to Israeli tax on the receipt of dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). Dividends distributed by an Israeli resident company from income, which is attributed to a Preferred Enterprise or Preferred Technology Enterprise, to a non-Israeli resident (either an individual or a corporation) are generally subject to withholding tax at a rate of 20%. These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel and is subject to certain exemptions under such treaty.

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 698,280 for 2023 and NIS 721,560 for 2024 and 2025), will be subject to an additional tax on any income in excess of such amount, at the rate of 3% on any such taxable income prior to January 1, 2025 and commencing January 1, 2025, at the rate of 3% of any such active taxable income and 5% of any such passive taxable income. For this purpose, passive taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences relating to the ownership and disposition of the ADSs by a holder. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of the ADSs and that hold such ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax exempt entities or organizations;

●	certain former citizens or residents of the United States;

●	persons that received the ADSs as compensation for the performance of services;

●	persons that will hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

●	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass- through entities, or holders that will hold the ADSs through such an entity;

●	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar; or

●	holders that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, or any U.S. state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of the ADSs.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of the ADSs in their particular circumstances.

For purposes of this description, the term “U.S. Holder” means a beneficial owner of the ADSs that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected to be treated as a domestic trust for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of the ADSs that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of the ADSs in its particular circumstances.

Persons considering an investment in the ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

Taxation of Dividends and Other Distributions on the ADSs

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to the ADSs before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to “qualified dividends,” provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Such lower rate of taxation shall not apply if we are a PFIC for the taxable year in which we pay a dividend. Moreover, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders irrespective of PFIC status. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the ADSs and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held the ADSs for more than one year as of the time such distribution is received.

If you are a U.S. Holder, dividends paid to you with respect to the ADSs will be foreign source income for foreign tax credit purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally constitute “passive category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

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

Sale, Exchange or Other Disposition of the ADSs

Subject to the discussion below under “Passive Foreign Investment Company Consequences,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of the ADSs equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in the ADSs and such gain or loss will be capital gain or loss. The adjusted tax basis in an ADS generally will be initially determined as described above in “Tax Basis of each ADS.” If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of an ADS is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such ADS exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. A foreign tax credit for foreign taxes imposed on capital gains may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and it is possible that the ability of a U.S. Holder to claim a foreign tax credit for any such Israeli tax will be limited. You should consult your tax advisor to determine whether, and to what extent, you will be entitled to this credit.

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

Passive Foreign Investment Company Consequences

We may be classified as a PFIC for the 2024 tax year. If we are indeed so classified for 2024 or in any other taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of the ADSs, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ADSs. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ADSs, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ADSs, regardless of whether we continue to meet the tests described above.

If we are indeed properly classified as a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of the ADSs.

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

The mark-to-market election is available only if we are a PFIC and the ADSs are “regularly traded” on a “qualified exchange.” The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any of our subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

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

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may apply to all or a portion of the following items with respect to ADSs: dividend or other distributions, gains from dispositions and “excess distributions” and income from “mark-to-market” elections under the PFIC rules, if applicable. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ADSs.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of the ADSs. Information reporting generally will apply to payments of dividends on the ADSs, and to proceeds from the sale or redemption of the ADSs made within the United States, or by a U.S. payer or U.S. middleman, to a holder of the ADSs, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payer may be required to withhold backup withholding tax from any payments of dividends on the ADSs, or the proceeds from the sale or redemption of the ADSs within the United States, or by a U.S. payer or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ADSs.

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

We are required to file reports and other information with the SEC under the Exchange Act, and the regulations thereunder applicable to foreign private issuers. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through its web site at http://www.sec.gov. These SEC filings are also generally available to the public on (i) the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, (ii) the TASE’s website at http://www.maya.tase.co.il, and (iii) from commercial document retrieval services.

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

We maintain a corporate website at www.purple-biotech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable laws and regulations.

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

We estimate that because our liquid instruments are invested mainly in short-term bank deposits, the credit and interest risk associated with these balances is immaterial. The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments, without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments.

Equity Price Risk

We have short-term tradeable securities, in the amount of approximately $275 thousand as of December 31, 2024, which may be impacted by fluctuations in the capital markets.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the NIS and other currencies. Although the U.S. dollar is our functional currency and reporting currency, a portion of our expenses are denominated in NIS. Our NIS expenses consist principally of payments to employees or service providers, rent and short-term investments in NIS. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. If the U.S. dollar fluctuates significantly against the NIS, it may have a negative impact on our results of operations. We mitigate our foreign exchange risk by aligning the currencies of our short-term investments with the currencies of anticipated expenses, based on our expected cash flows. Furthermore, we manage this risk by hedging our monthly salary expenses that are denominated in NIS.

Portfolio diversification is performed based on risk level limits that we set. We have in the past, and may in the future, enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate as of December 31, 2024:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	8	21	423	(21)	(8)
Other current assets	14	35	704	(35)	(14)
Accounts payable	(1)	(3)	(60)	3	1
Other payables	(14)	(36)	(723)	36	14
Post employment benefit liabilities	(3)	(7)	(140)	7	3
Total income (loss)	4	10		(10)	(4)

Set forth below is a sensitivity test to possible changes in U.S. dollars/Euro exchange rate as of December 31, 2024:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	1	2	39	(2)	(1)
Accounts payable	(2)	(5)	(92)	5	2
Other payables	(1)	(2)	(50)	2	1
Total income (loss)	(2)	(5)		5	2

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Each of the American Depositary Shares, or ADSs, represents two hundred (200) ordinary shares (or a right to receive two hundred (200) ordinary shares). The ADSs trade on NASDAQ.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the chief executive officer who also serves as acting chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, were effective.

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

Our management, including the chief executive officer who also serves as acting chief financial officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that as of December 31, 2024, our internal control over financial reporting was effective.

Notwithstanding the foregoing, there can be no assurance that our controls and procedures will detect or uncover all failures in our controls over measurement and disclosure in our financial statements or detect instances of fraud, if any.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During 2024, we adjusted our internal control over financial reporting to address the departure of our former Chief Financial Officer.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that each of Mr. Gagnon and Mr. Rock is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our Board has also determined that each of the members of our audit committee, Mr. Agmon, Mr. Gagnon and Mr. Rock, qualifies as an independent director under the NASDAQ Listing Rules and satisfies the independence requirements of Rule 10A-3 of the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of at December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, appearing in this Annual Report have been audited by Somekh Chaikin, a member firm of KPMG International (the “Auditor”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Our Auditor’s location is Tel Aviv, Israel, and the Auditor’s Firm ID is 1057.

The following table sets forth the approximate total compensation that was expensed by the Company and its subsidiaries to the Auditor, for each of the years ended December 31, 2024 and 2023:

	2024	2023
	(in thousands of U.S. dollars)
Audit fees (1)	128	162
Tax fees (2)	7	2
Total	135	164

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, fees related to our public offerings and registration statements, and consultation concerning financial accounting and reporting standards.
(2)	Tax fees relate to services provided regarding tax compliance.

All of the audit services and tax services described in the table above were approved in advance by the audit committee in accordance with paragraph (c)(7)(i)(B) of Rule 2-01 of Regulation S-X.

Audit committee’s pre-approval policies and procedures

In accordance with the rules of the SEC, Israeli law and our amended and restated articles of association, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of our Audit Committee and Board. Under the Companies Law and our amended and restated articles of association, our shareholders are authorized at the annual general meeting to appoint the Company’s independent auditor to hold office until the end of the next annual general meeting or for a longer period that shall not extend beyond the end of the third annual meeting following the annual meeting at which the auditor was appointed. At our 2023 annual general meeting of shareholders, our shareholders appointed Somekh Chaikin, a member of KPMG International, as our independent registered public accounting firm, for a period of three years, until the annual general meeting of shareholders to be held in 2026, at which time the appointment of an auditor will be presented to the shareholders once again.

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

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of certain NASDAQ Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. We currently rely on this “foreign private issuer exemption” with respect to the following items:

●	Distribution of annual and quarterly reports to shareholders. Under Israeli law, as a public company whose shares are traded on the TASE, we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports publicly available through the website of the Israel Securities Authority and the TASE. In addition, we make our audited financial statements available to our shareholders at our offices.

●	Compensation of Officers. We comply with the requirements set forth under the Companies Law with respect to the approval of officer compensation. For a discussion regarding the approvals required under the Companies Law and the regulations promulgated thereunder for the approval of compensation of the chief executive officer, all other executive officers and directors, see “Item 6.C – Board Practices – Fiduciary Duties and Approval of Certain Related Party Transactions and Compensation under Israeli Law”.

●	Shareholder Approval. We seek shareholder approval for all corporate actions requiring such approval in accordance with the requirements of the Companies Law, which are different from the shareholder approval requirements under the NASDAQ Listing Rules, including NASDAQ Listing Rule 5635. The NASDAQ Listing Rules require that we obtain shareholder approval for certain dilutive events, such as (i) for the establishment or amendment of certain equity-based compensation plans and arrangements, (ii) issuances that will result in a change of control of a company, (iii) certain transactions other than a public offering involving issuances of 20% or more of the shares or voting power in a company, and (iv) certain acquisitions of the stock or assets of another company involving issuances of 20% or more of the shares or voting power in a company or if any director, officer or holder of 5% or more of the shares or voting power of the company has a 5% or greater interest in the company or assets to be acquired or consideration to be paid and the transaction could result in an increase in the outstanding common shares or voting power by 5% or more.

Under the Companies Law, shareholder approval is required for any transaction, including any grant of equity-based compensation, to a director or a controlling shareholder, but it is not generally required to establish or amend an equity-based compensation plan. Similarly, shareholder approval is required under Israeli law for a private placement that is deemed an “extraordinary private placement” or that involves a director or controlling shareholder. An “extraordinary private placement” is a private placement in which a company issues securities representing 20% or more of its voting rights prior to the issuance and the consideration received pursuant to such issuance is not comprised, in whole or in part, solely of cash or securities registered for trade on an exchange or which is not made pursuant to market conditions, and as a result of which the shareholdings of a 5% holder of the shares or voting rights of the company increases or as a result of which a person will become a holder of 5% of the shares or voting rights of the company or a controlling shareholder after the issuance.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a policy that governs the trading in our securities by our directors, officers, employees and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and applicable NASDAQ listing standards. A copy of our Insider Trading Policy is included as Exhibit 4.23  to this Annual Report.

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

Governance

Management is responsible for day-to-day assessment and management of risks from cybersecurity threats, including the prevention, mitigation, detection, and remediation of cybersecurity incidents (if any). The Company’s Chief Executive Officer is the member of the Company’s management who is principally responsible for overseeing the Company’s cybersecurity risk management program.

The Company’s Audit Committee, in conjunction with management, oversees the assessment of the Company’s risks from cybersecurity threats, including prevention and mitigation. The Company’s Audit Committee receives periodic updates from the Company’s Chief Executive Officer with respect to the management of risks from cybersecurity threats. Additionally, the Audit Committee, in conjunction with management, considers risks from cybersecurity threats as part of its oversight of the Company’s business strategy, risk management, and financial oversight.

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

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements as of December 31, 2024 and 2023 and for the three-year period ended December 31, 2024, beginning on page F-1.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed in the index of exhibits below:

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Registrant (originally filed as Exhibit 99.3 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto)
1.2	Amended and Restated Articles of Association of the Registrant (originally filed as Exhibit 99.2 to the Registrant’s Form 6-K furnished to with the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto)
2.1	Description of Share Capital
2.2	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
2.4	Form of Warrant, dated January 7, 2020, between Purple Biotech Ltd. issued to former FameWave shareholders (incorporated by reference to Exhibit 4.18 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.5	Form of Placement Agent Warrant issued to Placement Agent in the March 2020 public offering (incorporated by reference to Exhibit 4.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
2.6	Form of Placement Agent Warrant issued to Placement Agent in the April 2020 private placement (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
2.7	Form of Warrant issued to investors in the May 2020 private placement (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
2.8	Form of Placement Agent Warrant issued to Placement Agent in the May 2020 public offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)
2.9	Form of Warrant issued to purchasers in the June 2020 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
2.10	Form of Placement Agent Warrant issued to Placement Agent in the June 2020 public offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K/A furnished to the Securities and Exchange Commission on June 29, 2020)
2.11	Form of Amendment to Existing Warrants issued to the purchaser in the October 2023 offering (incorporated by reference to Exhibit 4.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)
2.12	Form of Series A-1 Warrant issued to the purchaser in the July 2024 warrant exercise and reload transaction (incorporated by reference to Exhibit 1.3 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 2, 2024)
2.13	Form of Series A-2 Warrant issued to the purchaser in the July 2024 warrant exercise and reload transaction (incorporated by reference to Exhibit 1.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 2, 2024)

2.14	Form of Placement Agent Warrant issued to the Placement Agent in the July 2024 warrant exercise and reload transaction (incorporated by reference to Exhibit 1.5 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 2, 2024)
2.15	Form of Placement Agent Warrant issued to the Placement Agent in the December 2024 offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 4, 2024)
4.1	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015)
4.2	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
4.3	Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 9, 2022)
4.4*	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.5*	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.6*	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.7	Purple Biotech Ltd. Office Holder Compensation Policy approved the shareholders on June 15, 2023 (incorporated by reference to Exhibit A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 1, 2023)
4.8	Form of Securities Purchase Agreement dated as of March 12, 2020 by and between the Registrant and the purchasers in the March 2020 public offering (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
4.9**	Amended and Restated License effective as of the 25th day of May, 2010 by and between: Tel Hashomer - Medical Research, Infrastructure and Services Ltd and Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.10**	First Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.11	Second Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.12	Assignment and Assumption Agreement effective as of March 21, 2019, between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd., FameWave Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.13	Form of Warrant Exercise Agreement, dated as of April 19, 2020, entered into between the Registrant and the warrant holders in the April 2020 private placement (incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
4.14	Form of Securities Purchase Agreement dated as of May 6, 2020 by and between the Registrant and the purchasers in the May 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)

4.15	Form of Securities Purchase Agreement dated as of June 23, 2020 by and between the Registrant and the purchasers in the June 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
4.16	Open Market Sale AgreementSM, dated as of June 9, 2021, by and between the Company and Jefferies LLC (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 9, 2021)
4.17**	Share Purchase Agreement by and among Purple Biotech Ltd., the Shareholders of Immunorizon Ltd. and M. Arkin (1999) Ltd. dated as of February 1, 2023 (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F furnished to the Securities and Exchange Commission on March 3, 2023)
4.18	Form of Securities Purchase Agreement dated as of October 17, 2023 by and between the Registrant and the purchaser in the October 2023 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)
4.19	Form of Amendment to Existing Warrants issued to the purchaser in the October 2023 offering (incorporated by reference to Exhibit 4.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)
4.20	Form of Warrant Reprice and Reload Letter dated as of July 1, 2024 by and between the Registrant and the purchaser issued in the July 2024 warrant exercise and reload transaction (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 2, 2024)
4.21	Form of Warrant Reprice and Reload Letter dated as of July 1, 2024 by and between the Registrant and the purchaser issued in the July 2024 warrant exercise and reload transaction (incorporated by reference to Exhibit 1.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 2, 2024)
4.22	Form of Securities Purchase Agreement dated as of December 3, 2024 by and between the Registrant and the purchasers in the December 2024 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 4, 2024)
4.23	Insider Trading Policy
8.1	List of subsidiaries of the Registrant
12.1	Certification by Chief Executive Officer and Acting Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer and Acting Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Confidential treatment granted with respect to portions of this Exhibit.
**	Portions of this exhibit has been redacted because it is both not material and is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

PURPLE BIOTECH LTD.

	By:	/s/ Gil Efron
		Name:	Gil Efron
		Title:	Chief Executive Officer and Acting Chief Financial Officer

Date: March 10, 2025

Purple Biotech Ltd.

Consolidated Financial Statements

As of December 31, 2024

In U.S. Dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Purple Biotech Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Purple Biotech Ltd. and its subsidiaries (hereinafter –“the Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and other comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

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

Fair value of intangible assets

As discussed in Notes 3D and 4 to the consolidated financial statements, intangible assets, consisting of in-process research and development (IPR&D), were USD 27,842 thousand as of December 31, 2024. IPR&D is related to the TyrNovo, FameWave and Immunorizon acquisitions completed in prior years. The Company tests its intangible assets for impairment on an annual basis, or more frequently if there are indications of impairment.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s determination of fair value of the intangible assets, including controls related to the key assumptions described above. We assessed the Company’s estimate of future expenses by comparing it to budgeted expenses approved by the board of directors and to industry data reports, and inquiring of operations and finance personnel regarding the status of IPR&D efforts. We compared actual expenses for developing the TyrNovo, FameWave and Immunorizon IPR&D incurred in the current year to the amounts originally forecasted in order to assess the Company’s ability to accurately forecast. We compared the successes rate and future revenues estimated by the Company to industry data reports. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate assumption by assessing the methodology and parameters used in the determination. We performed a sensitivity analysis over the estimated successes rate, future revenues, and discount rate assumptions by considering the effect of a range of potential outcomes.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel

March 10, 2025

Purple Biotech Ltd.

Consolidated Statements of Financial Position as of December 31,

		2024	2023
	Note	USD thousands	USD thousands

Assets
Cash and cash equivalents	5, 18A	7,401	14,489
Short term deposits	18A	848	850
Other investments	18B	275	73
Other current assets	7	384	376

Total current assets		8,908	15,788

Non-current assets
Right to use assets	6	164	316
Fixed assets, net		124	154
Intangible assets	4	27,842	28,044

Total non - current assets		28,130	28,514

Total assets		37,038	44,302

Liabilities
Current maturity of lease liabilities	6	183	188
Trade payable		1,455	3,532
Warrants	18B	1,149	2,518 (*)
Other payables	8	1,200	3,463

Total current liabilities		3,987	9,701

Non-current liabilities

Lease liability	6	-	163
Post-employment benefit liabilities	17	140	141

Total non - current liabilities		140	304

Equity

Share capital, no par value		-	-
Share premium	9	147,631	133,184
Receipts on account of warrants	9	21,145	28,467
Capital reserve for share-based payments	10	8,875	10,088
Capital reserve from transactions with related parties		761	761
Capital reserve from hedging		-	19
Capital reserve from transactions with non- controlling interest		(859)	(859)
Accumulated loss		(144,693)	(137,453)

Equity attributable to owners of the Company		32,860	34,207
Non-controlling interests		51	90
Total equity		32,911	34,297

Total liabilities and equity		37,038	44,302

*	Restated following amendments to IAS 1 - see Note 2F

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Other Comprehensive Loss

		For the year ended December 31
		2024	2023	2022
	Note	USD thousands	USD thousands	USD thousands
Research and development expenses	13	7,620	17,034	16,320
Sales, general and administrative expenses	14	3,183	5,237	6,283
Impairment loss	4	202	-	-

Operating Loss		11,005	22,271	22,603

Change in fair value of warrants	15A	(3,341)	(3,497)	-
Finance expenses	15B	483	2,195	67
Finance income	15B	(868)	(992)	(910)
Finance income, net		(3,726)	(2,294)	(843)

Loss for the year		7,279	19,977	21,760

Other comprehensive loss:
Items that will be transferred to profit or loss:
Loss (profit) from cash flow hedges		19	(25)	6
Total comprehensive loss for the year		7,298	19,952	21,766

Loss attributable to:
Owners of the Company		7,240	19,880	21,668
Non-controlling interests		39	97	92
		7,279	19,977	21,760

Total comprehensive loss attributable to:
Owners of the Company		7,259	19,855	21,674
Non-controlling interests		39	97	92
		7,298	19,952	21,766

Loss per share data

Basic loss per ADS - USD		4.44	(*)17.96	(*)23.97
Diluted loss per ADS - USD		4.99	(*)17.96	(*)23.97

Number of ADSs used in calculating basic loss per ADS		1,639,566	(*)1,106,665	(*)904,054
Number of ADSs used in calculating diluted loss per ADS		1,639,787	(*)1,106,665	(*)904,054

*	Restated to reflect a 1:20 reverse ratio of the ADS’s, that took place September 2024 (see Note 9A)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from hedging	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2024	-	133,184	28,467	10,088	19	761	(859)	(137,453)	34,207	90	34,297
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	5,065	-	109	-	-	-	-	5,174	-	5,174
Warrant inducement transaction		7,378	(7,322)	100					156		156
Share-based payments	-	2,004	-	(1,422)	-	-	-	-	582	-	582

Total transactions with owners of the Company	-	14,447	(7,322)	(1,213)	-	-	-	-	5,912	-	5,912
Loss for the year	-	-	-	-	-	-	-	(7,240)	(7,240)	(39)	(7,279)

Other comprehensive loss for the year	-	-	-	-	(19)	-	-	-	(19)	-	(19)
Balance as of December 31, 2024	-	147,631	21,145	8,875	-	761	(859)	(144,693)	32,860	51	32,911

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from hedging	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2023	-	126,407	28,017	10,164	(6)	761	(859)	(117,573)	46,911	187	47,098
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	1,045	450	-	-	-	-	-	1,495	-	1,495
ADS issued in connection with the purchase of a subsidiary (see Note 4C)	-	3,781	-	-	-	-	-	-	3,781	-	3,781
Share-based payments	-	1,951	-	(76)	-	-	-	-	1,875	-	1,875

Total transactions with owners of the Company	-	6,777	450	(76)	-	-	-	-	7,151	-	7,151
Loss for the year	-	-	-	-	-	-	-	(19,880)	(19,880)	(97)	(19,977)

Other comprehensive profit for the period	-	-	-	-	25	-	-	-	25	-	25
Balance as of December 31, 2023	-	133,184	28,467	10,088	19	761	(859)	(137,453)	34,207	90	34,297

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from hedging	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2022	-	123,951	28,017	8,862	-	761	(859)	(95,905)	64,827	279	65,106
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	1,346	-	-	-	-	-	-	1,346	-	1,346
Share-based payments	-	1,110	-	1,302	-	-	-	-	2,412	-	2,412

Total transactions with owners of the Company	-	2,456	-	1,302	-	-	-	-	3,758	-	3,758
Loss for the year	-	-	-	-	-	-	-	(21,668)	(21,668)	(92)	(21,760)

Other comprehensive loss for the period	-	-	-	-	(6)	-	-	-	(6)	-	(6)
Balance as of December 31, 2022	-	126,407	28,017	10,164	(6)	761	(859)	(117,573)	46,911	187	47,098

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the year ended December 31,

	2024	2023	2022
	USD thousands

Cash flows from operating activities:
Loss for the year	(7,279)	(19,977)	(21,760)

Adjustments:
Depreciation	186	197	201
Impairment loss	202	-	-
Finance income, net	(3,726)	(2,294)	(843)
Share-based payments	582	1,875	2,412

	(10,035)	(20,199)	(19,990)

Changes in assets and liabilities:
Changes in other current assets	96	178	313
Changes in trade payables	(2,076)	1,334	799
Changes in other payables	(2,352)	(1,076)	2,132
Changes in post-employment benefit liabilities	-	(162)	11
	(4,332)	274	3,255
Net cash used in operating activities	(14,367)	(19,925)	(16,735)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired (see Note 4C)	-	(3,549)	-
Proceed from other investments	187	875	-
Acquisition of intangible asset	-	-	(202)
Decrease in short term deposits	2	15,803	19,658
Decrease in long term deposits	-	-	160
Interest received	320	755	324
Acquisition of fixed assets	-	(3)	(26)
Net cash provided by investing activities	509	13,881	19,914

Cash flows from financing activities:
Proceeds from issuance of ADSs	5,809	1,563	1,498
ADS issuance expenses paid	(556)	(229)	(152)
Proceeds from issuance of warrants and prefunded warrants	-	5,000	-
Proceeds from warrant inducement transaction	2,028	-	-
Warrants issuance expenses paid	(280)	(661)	-
Repayment of lease liability	(183)	(168)	(165)
Interest paid	(44)	(56)	(67)
Net cash provided by financing activities	6,774	5,449	1,114

	2024	2023	2022
	USD thousands
Net increase (decrease) in cash and cash equivalents	(7,084)	(595)	4,293
Cash and cash equivalents at the beginning of the year	14,489	15,030	10,890
Effect of translation adjustments on cash and cash equivalents	(4)	54	(153)
Cash and cash equivalents at end of the year	7,401	14,489	15,030

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Note 1 - General

Reporting entity

A.	Purple Biotech Ltd. (hereinafter: the “Company” or “Purple”) is a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes CM24, NT219, and CAPTN-3. CM24 is a humanized monoclonal antibody that blocks CEACAM1, which supports tumor immune evasion and survival through multiple pathways. CEACAM1 on tumor cells, immune cells and neutrophils extracellular traps is a novel target for the treatment of multiple cancer indications. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. CAPTN-3 is a preclinical platform of conditionally-activated tri-specific antibody that engages both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment. The third arm specifically targets the Tumor Associated Antigen (TAA). IM1240 is the first tri-specific antibody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness, and poor clinical outcomes.

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

B.	The Company’s securities (American Depository Shares (“ADS”)) were listed for trading on the NASDAQ in November 2015. Each ADS represents 200 ordinary shares with no par value following a reverse split on August 23, 2020 and September 17, 2024 (see Note 9A). Each 200 warrants enable the purchase of 1 ADS.

The Company’s address is 4 Oppenheimer St., Science Park Rehovot 7670104 Israel.

C.	In January 2017, the Company acquired the majority of shares of TyrNovo Ltd. (hereinafter: “TyrNovo”). During 2018, the Company acquired additional shares of TyrNovo from various minority shareholders, see also Note 4A.

In January 2020, the Company acquired 100% of FameWave Ltd. (hereinafter “FameWave”), see also Note 4B.

On October 28, 2021, the Company established a fully owned subsidiary Purple Biotech GmbH (hereinafter “Purple GmbH”) which is currently in dissolving process following the termination of its activities in Switzerland.

In February 2023, the Company acquired 100% of Immunorizon Ltd. (hereinafter “Immunorizon”), see also Note 4C.

The Company together with TyrNovo, FameWave, Immunorizon and Purple GmbH are referred to, in these consolidated financial statements, as “the Group”.

D.	Since incorporation through December 31, 2024, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated loss of USD 144.7 million. The Group has financed its operations mainly through private and public financing rounds. Through December 31, 2024, the Company raised (excluding exercise of warrants) a total of USD 108.5 million net of issuance expenses, see also Note 9.

Based on the projected cash flows and current cash balances, management currently is of the opinion that its existing cash will be sufficient to fund operations for at least the next 12 months. Subsequently, management’s plans include pursuing out licensing, alternative financing arrangements, or reducing expenditures as necessary to meet the Company’s future cash requirements.

However, there is no assurance that, if required, the Company will be able to raise additional capital when needed, on favorable terms, or at all or reduce discretionary spending to provide the required liquidity.

Notes to the Consolidated Financial Statements

Note 1 - General (Cont’d)

E.

Following the brutal attacks on Israel, the mobilization of army reserves and the Government declaring a state of war (“Iron Swords” war) in October 2023, there was a decrease in Israel’s economic and business activity. The security situation has led, inter alia, to a disruption in the chain of supply and production, a decrease in the volume of national transportation, a shortage in manpower as well as a decrease in the value of financial assets and a rise in the exchange rate of foreign currencies in relation to the shekel.

Any hostilities involving Israel, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect the Company’s operations and results of operations and could make it more difficult for the Company to raise capital. Both CM24 and NT219 are manufactured by service providers outside of Israel. Most of the research and development work is being conducted by third-party entities outside of Israel. However, a prolonged war can cause disruptions or delays to activities performed in Israel, as the result of shortage of staff, resulting in an adverse effect on the Company’s business, financial condition and results of operation.

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

Note 2 - Basis of Preparation of the Consolidated Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The Group has prepared the consolidated financial statements in accordance with IFRS Accounting Standards (hereinafter: “IFRS”), as issued by the International Accounting Standard Board (“IASB”).

These consolidated financial statements were approved by the board of directors on March 6, 2025.

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

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

Estimate	Principal assumptions	Possible effects	Reference
Assessment of probability of contingent liabilities	Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees	Reversal or creation of a provision for a claim	For information on the Company’s exposure to claims see Note 12B regarding contingent liabilities

Recoverability of intangible assets	The discounted cash flows method includes assumptions such as future expenses, future revenues, success rates (in respect of transition between phases of the R&D of the clinical trials until reaching regulatory approval and marketing) and discount rate.	Impairment of the in-process research and development in profit or loss	See Note 4 regarding Intangible assets

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

Further information about the assumptions made in measuring fair value of share-based payments, intangible assets and financial instruments are included in Note 10, Note 4 and Note 18, respectively.

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

Data on exchange rates are as follows:

Representative
exchange rate of USD
(NIS/USD 1)
Date of consolidated financial statements:
December 31, 2024	3.647
December 31, 2023	3.627
December 31, 2022	3.519

%
Changes in exchange rates for the year ended:
December 31, 2024	0.5
December 31, 2023	3
December 31, 2022	13

F.	Change in accounting policy

Amendment to IAS 1, Presentation of Financial Statements: Classification of liabilities as current or non-current

The amendment replaces the specific classification requirement of certain liabilities as current or non-current. According to the amendment, a liability will be classified as non-current when the entity has a right to defer payment for a period of at least 12 months after the reporting period, which is “substantive” (Substance) and which exists at the end of the reporting period. The amendment clarifies that the conversion right of a liability will affect the classification of the instrument as a whole as current or non-current unless the conversion component is equity. The amendment is affective retrospectively for reporting periods beginning on or after January 1, 2024.

As a result of implementing the amendment, the Company changed its policy regarding the classification of warrants classified as a liability. Prior to the implementation of the amendment, when classifying the warrants as current or non-current, the conversion options of the counterparty were not considered. Following the implementation of the amendment, since the warrants include a conversion component, the Company takes into account the possible date at which the warrants can be converted, when classifying the warrants as current or non-current. Since the conversion option can be exercised within 12 months after the reporting period, the Company retrospectively classified the warrants as a current liability.

Notes to the Consolidated Financial Statements

Note 3 - Material Accounting Policies

The accounting policies set out below have been consistently applied for all periods presented in these consolidated financial statements:

A.	Basis of consolidation

1.	Acquisition of Subsidiaries

Upon acquisition of subsidiaries, the Company evaluates whether the acquisition is considered a business acquisition or an acquisition of an asset (or group of assets). If the Company reaches the conclusion that the subsidiary acquired is a considered a business, it accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. If the acquired subsidiary is not considered a business, the Company accounts for the acquisition as a purchase of assets. The Company uses the optional concentration test to determine the accounting treatment of such acquisitions. In applying the concentration test, an entity determines whether substantially all the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If so, the asset is not considered a business. As of December 31, 2024, the acquisitions made by the Company were determined to be an acquisition of assets, see Note 4.

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

As part of the October 2023 and July 2024 capital raising agreements, the Company issued new warrants and amended previous warrants that were classified as derivative financial instruments.

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

Other intangible assets, including in-process research and development in respect of the Company’s acquisition of TyrNovo, Famewave, Immunorizion, and asset purchased by Purple GmbH (see also Note 4), which have infinite useful lives, are measured at cost less accumulated impairment losses.

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

The Group presents basic and diluted loss per share data for its ordinary share capital (including pre-funded warrants). Basic loss per share is calculated by dividing the loss attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the year. The loss per share data is presented in the profit and loss statement as loss per ADS giving effect to the number of 200 shares per 1 ADS.

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

M.	Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual reporting periods beginning after 1 January 2025 and earlier application is permitted. However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements.

●	Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

●	Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.

●	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements, including for items currently labelled as ‘other’.

Notes to the Consolidated Financial Statements

Note 4 - Intangible Assets

As of December 31, 2024, and 2023:

	2024	2023
	USD thousands
IPR&D related to TyrNovo (see 4A below)	6,172	6,172
IPR&D related to Famewave (see 4B below)	14,310	14,310
IPR&D related to Immunorizon (see 4C below)	7,360	7,360
IPR&D related to Purple GmbH	-	202

Total intangible assets	27,842	28,044

A	Acquisition of Tyrnovo

During the years 2017 to 2019 the Company acquired shares in Tyrnovo, a company developing NT219.

Since 2019 the Company owns 98.47% of Tyrnovo.

B.	Acquisition of Famewave

On January 7, 2020 the Company completed the purchase of 100% of FameWave Ltd, a privately held biopharmaceutical Company developing CM24, (“FameWave”).

The consideration was recorded based on the fair value of the assets purchased.

C.	Acquisition of Immunorizon

In February 2023 the Company completed the acquisition of 100% of Immunorizon Ltd, a privately held biotech Company developing CAPTN-3, a platform for multispecific T and NK cell engager oncology therapies that selectively activate the immune response within the tumor microenvironment, (“Immunorizon”) from its shareholders in consideration of an aggregate upfront payment of $3.5 million in cash, an aggregate of $3.5 million in ADSs (or 110,759 ADSs representing ordinary shares at a price per ADS equal to the NASDAQ volume-weighted average price of the Company’s ADSs for the 60-day period preceding the execution date of the agreement) with three months lock up period including a price protection mechanism for 12 months (see Note 9D3). Additional future considerations include future payments when achieving certain long-term milestones set at an aggregate amount of $94 million, including royalties on net sales. The acquisition closed on February 15, 2023. The total acquisition amounted to $ 3.6 million.

The acquisition was recorded based on the fair value of the consideration transferred and was accounted for as an asset purchase as it did not meet the definition of a business combination in accordance with IFRS 3.

Notes to the Consolidated Financial Statements

Note 4 - Intangible Assets (Cont’d)

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

USD thousands
Cash	44
Intangible asset (1)	7,360
Other receivables	1
Trade payables	(28)
Other payables	(2)
Total net identifiable assets	7,375

(1)	Intangible asset - In process research and development

The fair value of the intangible asset recognized at the acquisition date was determined according to the fair value of the issued equity (110,759 ADSs) which amounted to USD 3,781 thousand and the cash paid.

According to the agreement, the equity issued included a price protection mechanism for a dilutive event as defined in the agreement, as well as a lock up period of three months. Following the October 2023 registered direct offering, which constituted a dilutive event, the Company issued to the former shareholders of Immunorizon an aggregate 34,974 Additional ADSs.

The fair value of equity issued was based on the assumptions below:

a.	Share price - 1.59

b.	Expected volatility - 70.89%

c.	Annual risk-free rate – 4.5%

d.	Dividend yield- 0%

e.	DLOM – 10.8%

D.	During 2024 the Company impaired the IPR&D related to Purple GmbH following the decision to dissolve Purple GmbH (see note 1).

E.

As of December 31, 2024, the recoverable amount of the in-process research and development assets (hereinafter – “intangible assets”) was based on their value in use and was determined by discounting the future cash flows to be generated from them by using the discounted cash flows method, on the annual year test. The recoverable amount of the intangible assets exceeds their carrying amount, thus no impairment loss was recognized.

The discounted cash flows model considered the risks associated with the clinical/preclinical phase of the intangible assets and the probability of success for each development phase. Certain estimations were determined using industry data reports.

The discount rate used for calculating intangible assets recoverable amount was 19.5%.

The Company performed sensitivity analysis for estimations such as discount rate and royalty rate and concluded that the recoverable amount of the intangible assets exceeds their carrying amount.

Notes to the Consolidated Financial Statements

Note 5 - Cash and Cash Equivalents

	As of December 31,
	2024	2023
	USD thousands
Balance in USD	7,050	14,007
Balance in other currencies	351	482
Total cash and cash equivalents	7,401	14,489

Note 6 – Leases

The Group has lease agreements with respect to offices.

A.	Information regarding material lease agreements

The Company entered into an agreement for the lease of offices in Rehovot as from September 15, 2020 for a period of 5 years and 3.5 months. Accordingly, the Company initially recognized in the statement of financial position a right-to-use asset in the amount of USD 817 thousand concurrently with the recognition of a lease liability in the same amount. The agreement has an option to extend the lease, for additional 5 years. This additional period is not included in the lease payments used-in the calculation of the liability as the Company does not expect it is reasonably certain it will exercise the option. The Company has an option to extend the lease agreements for an additional 5 years at the terms as those of the existing agreement with addition of 5% to the current terms and CPI linked.

B.	Right-to-use assets

Carrying amounts of right-to-use assets and change during the period:

Office lease
USD thousands
Balance as of January 1, 2024	316
Depreciation on right-to-use assets	(152)
Balance as of December 31, 2024	164

Balance as of January 1, 2023	467
Depreciation on right-to-use assets	(151)
Balance as of December 31, 2023	316

Notes to the Consolidated Financial Statements

Note 6 - Leases (Cont’d)

C.	Lease liability

Maturity analysis of the Company’s lease liabilities

	December 31,	December 31,
	2024	2023
	USD thousands	USD thousands
Less than one year	183	188
One to two years	-	188

Total	183	376

Current maturities of lease liability	183	188

Long-term lease liability	-	163

D.	Additional information on leases

Amounts recognized in profit or loss

	2024	2023
	USD thousands	USD thousands
Interest expenses on lease liability	23	37

Note 7 - Other Current Assets

	As of December 31,
	2024	2023
	USD thousands
Government authorities	109	171
Prepaid expenses and other receivables	275	205
Total other current assets	384	376

Notes to the Consolidated Financial Statements

Note 8 - Other Payables

	As of December 31,
	2024	2023
	USD thousands
Due to related parties - salary related	317	620
Accrued expenses and other	692	2,521
Government authorities	65	53
Salary related	126	269
	1,200	3,463

Note 9 - Equity

A.

The Company’s authorized share capital is 1,000,000,000 ordinary shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 10,000,000 preferred shares in each class.

On September 17, 2024 the ratio between ADSs and shares was changed from 1:10 to 1:200 (each 1 ADS equal 200 shares). In these consolidated financial statements, all numbers of ADSs reflect the reverse share split and ADS ratio change retrospectively

B.	The Company’s share capital

	As of December 31, 2024		As of December 31, 2023
	Number of shares in thousands
	Authorized	Issued and paid-in	Authorized	Issued and paid-in
Shares, no par value	1,000,000	517,129	1,000,000	252,379
Class A preferred shares, no par value	10,000	-	10,000	-
Class B preferred shares, no par value	10,000	-	10,000	-
Class C preferred shares, no par value	10,000	-	10,000	-
Class D preferred shares, no par value	10,000	-	10,000	-
Class E preferred shares, no par value	10,000	-	10,000	-

Notes to the Consolidated Financial Statements

Note 9 - Equity (Cont’d)

C.	Changes in share capital during the year

	For the year ended December 31
	2024	(*)2023	(*)2022
	Number of ADSs in thousands
Issued as at January 1	1,261	924	890
Issuance of ADSs (See D below)	930	319	27
Vesting of RSUs	16	18	7
Exercise of warrants and prefunded warrants	379	-	-

Issued as at December 31	2,586	1,261	924

*	Restated to reflect a 1:20 reverse ratio that took place in September 2024. (see also note 9A)

D.	Financing rounds

1.

On December 5, 2024, in a registered direct offering on the NASDAQ, the Company raised USD 2.83 million gross (approximately USD 2.5 million net of placement agent fees). In this registered direct offering, the Company issued an aggregate of 472,668 ADSs at a purchase price of USD 6 per ADS that were recorded in equity in the amount of USD 2.5 million net of issuance expenses.

In addition, the Company issued to the placement agent (or its designees) registered compensation warrants to purchase up to 33,087 ADSs at a value of USD 109 thousand which is included in the net amount raised above, at an exercise price of USD 7. 5 per ADS. The registered placement agent warrants are immediately exercisable and have a term of 5 years from the date of the effective date of the offering.

2.

On July 2, 2024 the Company raised USD 2 million gross (approximately USD 1.8 million net of placement agent fees) in a warrant inducement transaction. In this transaction, the Company induced the exercise of certain existing warrants to purchase an aggregate of 281,675 American Depositary Shares (ADSs) of which 166,469 ADSs held in abeyance. The existing warrants had original exercise prices ranging from $25 to $400 per ADS and were originally issued by the Company in October 2023, June 2020, January 2019 and June 2018. The exercise price for these existing warrants was reduced to $7.2 per ADS. As of December 31, 2024, no ADSs are held in abeyance.

In consideration for the exercise of the existing warrants, the Company issued new unregistered Series A-1 warrants to purchase up to an aggregate of 248,969 ADSs and new unregistered Series A-2 warrants to purchase up to an aggregate of 314,382 ADSs. The new warrants are immediately exercisable at an exercise price of $8 per ADS. The Series A-1 warrants have a term of five years from the issuance date and the Series A-2 warrants have a term of twenty-four months from the issuance date. The cash received in the transaction was allocated to the new warrants, which were recorded as a liability at their fair value adjusted, for deferred difference between the transaction price and the fair value, of USD 2,028 thousand, and the exercise of the existing warrants was treated as a reclassification from the receipt on account of warrants to share premium.

In addition, the Company issued to the placement agent (or its designees) unregistered compensation warrants to purchase up to 19,717 ADSs at an exercise price of USD 9 per ADS at value of $100 thousand. The unregistered placement agent warrants are immediately exercisable and have a term of five years from the date of July 2, 2024.

Notes to the Consolidated Financial Statements

Note 9 - Equity (Cont’d)

3.

On October 19, 2023, in a registered direct offering on the NASDAQ, the Company raised USD 5 million gross (approximately USD 4.3 million net of placement agent fees). In this registered direct offering, the Company issued an aggregate of 121,500 ADSs at a purchase price of USD 23 per ADS and pre-funded warrants to purchase up to 95,891 ADS. The Company also issued unregistered warrants to purchase up to an aggregate of 217,391 ADSs (hereinafter the “October 2023 warrants”) which are immediately exercisable, that were recorded as a liability at their fair value at a value of USD 5,348 thousand. The October 2023 warrants have a term of five and a half years and have an exercise price of USD 25 per ADS. During 2024, the pre-funded warrants and the October warrants were exercised as part of the warrant inducement transaction in July.

In connection with the offering and effective upon October 19, 2023, the Company amended certain existing warrants to purchase up to an aggregate of 31,578 ADSs that were previously issued in June 2020 and June 2018 at exercise prices of $180 and $560 per ADS, respectively, such that the amended warrants have a reduced exercise price of $25 per ADS and an extended term of five and a half years from the closing of the offering. The Company recorded USD 761 thousand in issuance expenses in relation to the amendment. During 2024, these warrants were exercised as part of the warrant inducement transaction in July.

In addition, the Company issued to the placement agent (or its designees) unregistered compensation warrants to purchase up to 15,217 ADSs at a value of USD 357 thousand at an exercise price of USD 28.75 per ADS. The unregistered placement agent warrants are immediately exercisable and have a term of five years from the date of October 19, 2023.

In connection with the October 2023 Offering, the Company issued 34,975 ADSs pursuant to an anti-dilution mechanism of that certain Lock-Up and Registration Rights Agreements entered into with former Immunorizon shareholders in connection with the acquisition of Immunorizon in February 2023 (refer to Note 4C).

4.	On June 9, 2021, the Company entered into sales agreement with Jefferies LLC, for the sale of ADSs. In accordance with the terms of the sales agreement, the Company may offer and sell ADSs from time to time through Jefferies, acting as the Company’s agent. The Company originally filed a prospectus for a $50.0 million “at the market” equity offering program (“ATM Program”), but the aggregate offering price was subsequently reduced to $21.0 million on March 23, 2022, to $3.0 million on October 17, 2023 and to $1.33 million on January 6 ,2025. During 2024, 2023 and 2022 the Company sold, under the ATM Program, 457,801, 52,202 and 27,170 ADSs at an average price of $9, $32.6 and $53 per ADS and raised USD 2.97 million, USD 1.56 million and USD 1.49 million gross (approximately USD 2.85 million, USD 1.5 million and USD 1.44 million net of placement agent fees), respectively.

Notes to the Consolidated Financial Statements

Note 9 - Equity (Cont’d)

E.	Other equity transactions

	1.	During 2024, the Company issued 3,142 thousand ordinary shares on account of vested RSUs granted in 2021, 2022, 2023 to officers, board members and employees.

	2.	During 2023, the Company issued 3,680 thousand ordinary shares on account of vested RSUs granted in 2021, 2022 to officers, board members and employees.

	3.	During 2022, the Company issued 1,380 thousand ordinary shares on account of vested RSUs granted in 2020 and 2021 to officers, board members and employees.

4.	In February 2023 the Company acquired Immunoraizon – see note 4C.

F.	Non-controlling interests

The following table summarizes the information relating to Tyrnovo that has non-controlling interests of 1.53%, before any intra-group eliminations:

	December 31, 2024	December 31, 2023
TyrNovo Ltd.	in USD thousands
Non-current assets	6	6
Current assets	184	247
Current liabilities	(25,901)	(23,419)
Net assets	(25,711)	(23,166)
Net assets attributable to non-controlling interests	(394)	(355)
Loss for the year	2,545	6,365
Loss allocated to non-controlling interests	39	97

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements

A.

On August 15, 2024, the board of directors of the Company granted 3,150 thousand options (to purchase the equivalent of 15,750 ADSs) and 3,150 thousand RSUs (equivalent to 15,750 ADSs) to employees. The options have an exercise price of USD 0.037 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 190 thousand.

On March 2, 2023, the board of directors of the Company granted 45 thousand options (to purchase the equivalent of 225 ADSs) and 45 thousand RSUs (equivalent to 225 ADSs) to an employee. The options have an exercise price of USD 0.198 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 16 thousand.

On April 24, 2023, the board of directors of the Company granted 2,732 thousand options (to purchase the equivalent of 14 thousand ADSs) and 2,732 thousand RSUs (equivalent to 14 thousand ADSs) to the Board members, subject to the approval of the shareholders, and to employees. The options have an exercise price of USD 0.190 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 729 thousand. The board members grant was approved by the shareholders on June 15, 2023.

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

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements (Cont’d)

B.	The number and weighted average exercise prices (in USD) of share options are as follows:

	Weighted average exercise price			Number of options
	2024	2023	2022	2024	2023	2022
Outstanding on January 1	0.46	0.52	0.97	19,218,783	18,468,235	7,751,303
Expired and forfeited during the year	0.84	0.54	0.82	(2,004,460)	(2,026,452)	(418,068)
Granted during the year	0.037	0.19	0.28	3,150,000	2,777,000	11,135,000
Outstanding on December 31	0.36	0.46	0.52	20,364,323	19,218,783	18,468,235
Exercisable on December 31	0.45	0.62	0.97	14,420,406	10,923,032	6,144,318

The exercise price is denominated in NIS and is re-measured using historic exchange rates. Options are exercisable to shares, each ADS represent 200 shares.

The options outstanding at December 31, 2024 had an exercise price of USD 0.037- USD 6 (2023 - USD 0.190- USD 6, 2022 -USD 0.208- USD 6), and weighted average contractual life of 2.51 years (2023 – 3.10 years, 2022 – 3.87 years).

C.	The number of RSUs are as follows:

	Number of RSUs
	2024	2023
Outstanding at January 1	5,770,750	7,857,917
Granted during the year	3,150,000	2,777,000
Forfeited during the year	(859,584)	(1,187,292)
Vested during the year	(3,142,249)	(3,676,875)
Outstanding at December 31	4,918,917	5,770,750

Each RSU is convertible to one share, each ADS represent 200 shares.

D.	The fair value of the Company’s share options granted to employees, directors and consultants, where fair value of service was not measurable, was measured using the binominal model, using the fair value of the traded warrants with similar terms, making certain adjustments to reflect the specific terms of the options based on the expected duration.

E.	The following assumptions were used:

	2024	2023
Share Price - USD	0.036	0.160-0.226
Exercise price - USD	0.037	0.19 -0.2
Expected volatility (%)	95.93	93.54-96.04
Expected duration (years)	2-2.8	2-5
Dividend yield (%)	-	-
Risk free rate interest rate (%)	3.88%	3.56%-4.31%

F.	Expenses recognized in the consolidated financial statements:

	For the year ended December 31,
	2024	2023	2022
	USD thousands
Research and development expenses	117	768	768
General and administrative expenses	465	1,107	1,644

Total share-based expense recognized	582	1,875	2,412

Notes to the Consolidated Financial Statements

Note 11 - Transactions and Balances with Related Parties

In addition to their salaries or fees, the Group also provides share option programs to directors and officers and contributes to a post-employment defined contribution plan on behalf of employees, see Note 8 for the balances and Note 10 regarding share-based payments.

The CEO is entitled to termination benefits of up to 6 monthly salaries or fees, See Note 17.

The Company pays the members of the board an annual fee for their service and an additional fee for serving on boards committees. In addition, the Company pays the chairman of the board a monthly fee for his service as the chairman of our medical and clinical committee. A monthly fee is being paid to one of the directors who has been engaged as an advisor in a 50% capacity, and bonuses for certain strategic or financing transactions.

Expenses of key management personnel:

The Company recorded expenses to executive officers:

	For the year ended December 31
	2024	2023	2022
	USD thousands
Short - term employee benefits	1,257	2,066	2,623
Post-employment benefits	(1)	12	11
Share based payments	378	1,346	1,930

	1,634	3,424	4,564

The Company recorded expenses to directors:

	For the year ended December 31
	2024	2023	2022
	USD thousands
Short - term benefits	394	427	448
Share based payments	193	284	311

	587	711	759

Note 12 - Commitments and contingent liabilities

A.	Commitments

1.	TyrNovo, has obligations to the Israel Innovation Authority (hereinafter: “IIA”) with respect to grants it received from the IIA in connection with TyrNovo’s technology. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 and in the IIA’s rules and guidelines and the terms of these grants.

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

TyrNovo’s technologies were developed, in part, with funds from IIA grants, and accordingly is obligated to pay royalties on sales of any of its IIA funded products and related services.   As of December 31, 2024, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.51 million), and as of such date, TyrNovo had not paid any royalties to the IIA.

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

B.	Claims

1.	In February 2017, four lawsuits and motions to approve the lawsuits as a class action lawsuit (each, a “Motion”), were filed against the Company and certain of its office holders at the Tel Aviv District Court (Economic Division), with each Motion relating to the Company announcement that the Israeli Securities Authority (the “ISA”) has begun a formal investigation into, amongst other matters, the Company’s public disclosures around certain aspects of the studies related to its therapeutic candidate, Consensi (the “2017 Motions”). One of these motions was subsequently withdrawn. The petitioners in one of the motions petitioned the court to dismiss the other two of the 2017 Motions (“Petition for Dismissal”). On December 19, 2017 the court granted the Petition for Dismissal and dismissed the other remaining 2017 Motions. The remaining motion (the “Surviving Motion”) was filed against the Company, the Company’s executive directors and certain of its present and former directors, by certain shareholders who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that the Company included misleading information in its public filings which caused the class for which the plaintiffs are seeking recognition an aggregate loss of approximately NIS 29 million (approximately USD 8.0 million). The court ordered a stay of proceedings due to the then-ongoing ISA Investigation. Following approval of an enforcement arrangement in connection with the ISA investigation, the stay was lifted.

On June 19, 2024, the Court issued its final decision in the 2017 Motion, whereby it fully dismissed the lawsuit against the defendants as well as the motion to approve the lawsuit as a class action lawsuit. Each party will bear its own court expenses.

2.

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

The Company rejects all the claims presented in the Atzmon Claim. On August 3, 2023, the court ordered the parties to inform of their willingness to a mediation process. The parties agreed to a mediation process, a mediator has been appointed and mediation is ongoing. At this stage the Company is unable, with any degree of certainty, to make any evaluations or any assessments with respect to the probability of success or the scope of potential exposure, if any, of the Atzmon Claim.

Notes to the Consolidated Financial Statements

Note 13 - Research and Development Expenses

	For the year ended December 31
	2024	2023	2022
	USD thousands
Salaries, wages and related expenses	1,536	2,323	2,382
Share-based payments (see also Note 10)	117	768	768
Service providers	5,967	13,943	13,170

	7,620	17,034	16,320

Note 14 - Sales, General and Administrative Expenses

	For the year ended December 31
	2024	2023	2022
	USD thousands
Salaries, wages and related expenses	925	1,769	1,845
Share-based payments (see also Note 10)	272	823	1,333
Reimbursement of legal fees	(86)	(116)	(63)
Other professional fees	772	1,005	885
Board member remuneration and insurance	627	818	1,152
Board member share-based payments (see also Note 10)	193	284	311
Maintenance expenses	62	196	120
Travel and car expenses	108	130	144
Depreciation	186	197	201
Other	124	131	355

	3,183	5,237	6,283

Notes to the Consolidated Financial Statements

Note 15 - Finance Expense (Income), net

A.

Revaluation of warrants

The gain is related to the fair value adjustments of warrants. The 2023 and 2024 warrants included a cashless exercise feature and customary conditions in case of occurrence of a fundamental transaction. The 2023 warrants were exercised in July 2024, and 2024 warrants will expire within 5 or 2 years from issuance of those warrants (see also note 9D2).

B.	Finance expenses and income

	For the year ended December 31
	2024	2023	2022
	USD thousands
Finance expenses
Fees and interest expense	41	56	67
Loss from exchange rate differences, net	11	13	-
Issuance expenses (see note 9D)	406	2,126	-
Other	25	-	-
	483	2,195	67

	For the year ended December 31
	2024	2023	2022
	USD thousands
Finance income
Interest income from deposits	(260)	(474)	(532)
Income from exchange rate differences, net	-	-	(62)
Changes in fair value of finance instruments (see Note 18B2)	(608)	(517)	(245)
Other	-	(1)	(71)
	(868)	(992)	(910)

Note 16 - Taxes on Income

A.	Corporate tax rate

The tax rate applicable to the Group is 23%.

B.

Carry-forward losses

The Company and its subsidiaries incurred losses through 2024, which are not expected to be utilized in the foreseeable future. Therefore, the Group did not record current taxes or deferred tax assets.

In 2024, the main reconciling item from the statutory tax rate of the Company (23%, representing a theoretical tax benefit of approximately USD 1.7 million) to the effective tax rate (0%) is mainly due to the fact that deferred taxes were not created in respect of current year tax losses and benefits.

The carry-forward loss for tax purposes of the Company and its subsidiaries, and the unrecognized research and development expenses, amount to USD 100 million as of December 31, 2024 (2023 – USD 96 million, 2022 – USD 82 million).

Notes to the Consolidated Financial Statements

Note 17 - Employee benefits

A.	Employee benefits include post-employment benefits and short-term benefits.

Balances include:

	For the Year ended December 31
	2024	2023
	USD thousands	USD thousands
Short-term benefits	331	549

Post-employment benefit liabilities	140	141

B.	Post-employment benefit plans – defined contribution plan

The Company has a defined contribution plan in respect of the Company’s liability in respect of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

	For the Year ended December 31
	2024	2023	2022
	USD thousands	USD thousands	USD thousands
Amount recognized as expense in respect of defined contribution plan	322	401	390

C.	Certain of the Company’s executives are entitled to annual and special bonuses under the terms of their employment and consulting agreements. These bonuses will become due upon the achievement of certain goals or agreements. These consolidated financial statements include bonuses expenses in the amount of USD 68 thousand for the year ended December 31, 2024, USD 446 thousand for the year ended December 31, 2023, and USD 406 thousand for the year ended December 31, 2022.

D.	The CEO is entitled to benefits upon termination of employment, see Note 11 on related parties. These benefits are measured based on the time of service and monthly pay and the expected term of his employment. These consolidated financial statements include a liability due to these grants of USD 140 thousand and USD 141 thousand, as of December 31, 2024 and 2023, respectively.

Notes to the Consolidated Financial Statements

Note 18 - Financial Instruments

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

The Group held cash and cash equivalents and short-term deposits of USD 8,249 thousand at December 31, 2024 (2023 – USD 15,339 thousand). These are held with banks, which are rated BBB+ or BBB-, based on S&P Rating Agency ratings. The short-term deposits, mainly in USD, bear fixed interest ranging between 0.2% - 4.46%.

As of December 31, 2024 the Group has an amount of USD 148 thousand in short term deposits guaranteed for the Group’s leases and credit and an amount of USD 700 thousand in short term deposits guaranteed for hedging transactions.

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

Therefore, as at December 31, 2024 the Group is of the opinion that these hedging relationships continue to qualify for hedge accounting.

3.	Currency risk

The Group is exposed to currency risk mainly for cash and purchases for research and development expenses that are denominated in NIS and EURO. Therefore, the Group is exposed to exchange rate fluctuations in these currencies against the dollar and takes steps to reduce the currency risk by maintaining its liquid resources in accordance with its future needs.

Notes to the Consolidated Financial Statements

Note 18 - Financial Instruments (Cont’d)

Set forth below is a sensitivity test to possible changes in USD/NIS exchange rate as of December 31, 2024:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	8	21	423	(21)	(8)
Other current assets	14	35	704	(35)	(14)
Accounts payable	(1)	(3)	(60)	3	1
Other payables	(14)	(36)	(723)	36	14
Post-employment benefit liabilities	(3)	(7)	(140)	7	3
Total income (loss)	4	10		(10)	(4)

Set forth below is a sensitivity test to possible changes in USD/ EURO exchange rate as of December 31, 2024:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	1	2	39	(2)	(1)
Accounts payable	(2)	(5)	(92)	5	2
Other payables	(1)	(2)	(50)	2	1
Total income (loss)	(2)	(5)		5	2

Set forth below is a sensitivity test to possible changes in USD/NIS exchange rate as of December 31, 2023:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	11	28	550	(28)	(11)
Other current assets	13	33	660	(33)	(13)
Accounts payable	(5)	(11)	(225)	11	5
Other payables	(27)	(67)	(1,340)	67	27
Post-employment benefit liabilities	(3)	(7)	(141)	7	3
Total income (loss)	(11)	(24)		24	11

Set forth below is a sensitivity test to possible changes in USD/ EURO exchange rate as of December 31, 2023:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 5%	Up 2%
Cash and cash equivalents and deposits	1	2	48	(2)	(1)
Accounts payable	(3)	(8)	(153)	8	3
Other payables	(5)	(12)	(232)	12	5
Total income (loss)	(7)	(18)		18	7

Notes to the Consolidated Financial Statements

Note 18 - Financial Instruments (Cont’d)

B.	Financial instruments measured at fair value:

1.	The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, short term deposits, trade payables, and other payables are the same or proximate to their fair value.

2.	In October 2021, the Company received a convertible note in the amount of $1.5 million and a warrant for 300 thousand Coeptis shares as part of Coeptis termination at an exercise price of $5 per warrant. As of December 31, 2023, the outstanding balance of the convertible note was $625 thousands.

On June 19, 2024 the Company entered into a payoff agreement with Coeptis in which the Company will receive payment in the amount of $219 thousand (received in January 2025) and 50 thousand Coeptis shares, in lieu of the outstanding convertible note and warrants.

As a result of this agreement, the financial instruments (convertible note and warrant) were derecognized as of December 31, 2024. The fair value of these financial instruments prior to derecognition were $73 thousand as of December 31, 2023, and $431 thousand as of December 31, 2022. Additionally, the shares received were recognized as a financial asset at a fair value of USD 275 thousand.

3.

In October 2023, as part of a registered direct offering, the Company issued 217,391 warrants, and amended certain existing warrants to purchase up to an aggregate of 27,777 of the Company’s ADSs that were previously issued in June 2020 at exercise prices of $180 per ADS such that effective upon the closing of the offering the amended warrants will have a reduced exercise price of $25 per ADS and will expire five and a one-half years from the closing date of the offering.

On July 2, 2024 the Company induced the exercise of certain existing warrants (Including the above October warrants) to purchase an aggregate of 281,675 American Depositary Shares (ADSs). In consideration for the exercise of the existing warrants, the Company issued new unregistered Series A-1 warrants to purchase up to an aggregate of 248,969 ADSs and new unregistered Series A-2 warrants to purchase up to an aggregate of 314,381 ADSs (see Note 9D2).

The warrants were classified as a non-current financial liability as they can be settled in cash on the occurrence of Fundamental Transaction as determined in the agreement. This liability was initially recognized at its fair value on the closing date of the offering and is subsequently accounted for fair value at each balance sheet date and recorded through profit and loss.

The fair value of these financial instruments as of December 31, 2024 was measured at USD 1,149 thousand (net of deferred difference of USD 302 thousand), (December 31, 2023 USD 2,518 thousand).

4.	Fair value hierarchy of financial instruments measured at fair value:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset and liabilities
Securities (see Note 18B (2))	275	-	-	275
Financial liability of warrants	-	-	1,149	1,149

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset and liabilities
Convertible debt instrument and warrant (see Note 18B (2))	-	-	73	73
Financial liability of warrants	-	-	2,518	2,518

Details regarding fair value measurement at Level 3:

	Financial asset- convertible note	Financial liability- warrant

Balance as of January 1, 2024	73	2,518
Exercise	-	(56)
Issuance	-	2,028
Proceed	(187)	-
Revaluation	114	(3,341)
Balance as of December 31, 2024	-	1,149

Notes to the Consolidated Financial Statements

Note 18 - Financial Instruments (Cont’d)

	Financial asset- convertible note	Financial liability- warrant
Balance as of January 1, 2023	431	-
Issuance	-	6,015
Proceed	(875)	-
Revaluation	517	(3,497)
Balance as of December 31, 2023	73	2,518

Financial instrument	Valuation method for determining fair value	Significant unobservable inputs
For the year ended December 31, 2024
Warrant (see note 9D1)	Black - Scholes	expected term	4.5, 1.5 years
		expected volatility	97.31%, 129.83%
		annual risk free interest	4.30%, 4.54%
		dividend yield	0%

For the year ended December 31, 2023
Warrant	Black - Scholes	expected term	5.3 years
		expected volatility	89.94%
		annual risk free interest	3.88%
		dividend yield	0%

Convertible debt instrument		DLOM	26.1%

Note 19 - Subsequent Events

1.	On February 11, 2025, the board of directors of the Company agreed to grant 10,500 thousand options (to purchase the equivalent of 52.5 thousand ADSs) and 10,500 thousand RSUs (equivalent to 52.5 thousand ADSs) to the Board members and CEO, subject to the approval of the shareholders. The options have an exercise price of USD 3.40 per one ADS. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The estimated fair value of these options and RSUs as of the board approval date was measured at USD 282 thousand.