Form 20-F
period 2025-12-31
PURPLE BIOTECH LTD.
filed 2026-03-19
CIK 1614744

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
Tel: +972-3-933-3121; Fax: +972-3-5097196
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 2,000 Ordinary Shares(1)	PPBT	NASDAQ Capital Market

(1)	Evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,858,911,801 Ordinary Shares, no par value (including 1 ordinary share held in treasury).

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

Yes ☐    No ☒

i

Unless the context otherwise indicates or requires, all references to:

●	“Registrant,” “Purple”, “Purple Biotech”, “Company,” “we,” “us,” “our,” “our company” and similar designations refer to Purple Biotech Ltd., together with (i) its majority owned subsidiary, TyrNovo, (ii) its wholly owned subsidiary, FameWave, (iii) its wholly owned subsidiary, Immunorizon, and (iv) its wholly owned subsidiary Purple Biotech GmbH (in the process of dissolution), except where otherwise stated or where it is clear that the terms mean only Purple Biotech Ltd. exclusive of any subsidiaries.

●	“TyrNovo” refers to TyrNovo Ltd., the majority owned subsidiary of Purple Biotech,

●	“FameWave” refers to FameWave Ltd., the wholly owned subsidiary of Purple Biotech,

●	“Immunorizon” refers to Immunorizon Ltd., the wholly owned subsidiary of Purple Biotech,

●	“dollar”, “US$” or “$” refer to U.S. dollars, the lawful currency of the United States of America,

●	“Euro” or “€” refer to the Euro, the lawful currency of the European Union member states,

●	“NIS” refers to the New Israeli Shekel, the lawful currency of the State of Israel,

●	“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board,

●	“ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no par value per share,

●	“ADSs” refers to the Registrant’s American Depositary Shares,

●	“Companies Law” refers to the Israeli Companies Law, 5759-1999,

●	“Securities Act” refers to the Securities Act of 1933, as amended,

●	“SEC” refers to the United States Securities and Exchange Commission,

●	“NASDAQ” refers to The NASDAQ Capital Market, except where otherwise stated or where it is clear that the term means any of the NASDAQ exchanges, and

●	“TASE” refers to the Tel Aviv Stock Exchange.

Unless otherwise indicated, all information contained in this Annual Report on Form 20-F gives retrospective effect to:

●	Effective as January 4, 2019, we effected a consolidation of our share capital at a ratio of 1:20, such that: each 20 ordinary shares were consolidated into one ordinary share.

●	Effective as of August 21, 2020, we effected a change in the ratio of ordinary shares to each ADS, such that the ratio of ADSs to ordinary shares changed from one (1) ADS representing one (1) ordinary share to a new ratio of one (1) ADS representing ten (10) ordinary shares.

●	Effective as of September 17, 2024, we effected a change in the ratio of ordinary shares to each ADS, such that the ratio of ADSs to ordinary shares changed from one (1) ADS representing ten (10) ordinary shares to a new ratio of one (1) ADS representing two hundred (200) ordinary shares.

●	Effective as of March 2, 2026, we effected a change in the ratio of ordinary shares to each ADS, such that the ratio of ADSs to ordinary shares changed from one (1) ADS representing two hundred (200) ordinary shares to a new ratio of one (1) ADS representing two thousand (2,000) ordinary shares. All ADS numbers in this Annual Report on Form 20-F are presented on a post-ratio change basis.

Glossary of Industry Terms

Additionally, for convenience, the following terms used in this Annual Report on Form 20-F are defined as follows:

“API”	Active Pharmaceutical Ingredient – any substance or mixture of substances intended to be used in the manufacture of a drug product and that, when used in the production process, becomes an active ingredient in the drug product.

“approved product”	A product that has been approved for marketing by a regulatory authority.

“BLA”	Biologics License Application – An application submitted to the FDA to request approval to market a new biological product in the United States.

“cGMP”	Current Good Manufacturing Practice – minimum requirements of the FDA and other regulatory authorities for the methods, facilities, and controls used in the manufacturing, processing, and packing of a drug product that is intended for human use to ensure that the product is safe for use and has the ingredients and strength that it claims to have.

“Clinical”	Pertaining to human studies.

“CMC”	Chemistry, manufacturing, and controls.

“Consensi”	An FDA approved fixed-dose combination drug treatment intended for the treatment of osteoarthritis pain and for hypertension, previously developed and commercialized by the Company. During 2021, the Company determined to discontinue operations related to Consensi.

“CROs”	Contract research organizations.

“FDA”	United States Food and Drug Administration.

“Formulation”	All the active and inactive materials contained in a final medical product.

“IND”	Investigational New Drug (Application) – an application to test an experimental drug in human beings and that requires clearance by the FDA for clinical trials to be initiated.

“NDA”	New Drug Application - an application submitted to the FDA to approve marketing a new pharmaceutical drug in the United States.

“PDX”	Patient-derived xenograft - an animal model in which patient-derived tumor tissue at low passage are implanted in animals, used to conserve original tumor characteristics and to provide relevant predictive insights into clinical outcomes when evaluating new cancer therapies.

“Pharmacokinetics”, “PK”	The study of the absorption, distribution, metabolism and excretion of a drug from the body; the pharmacokinetic indices provide, among other things, information on the extent and time of the patient’s exposure to the material. It is the study of how the body affects the drug.

“preclinical”	Drug development studies performed outside of a human living organism or cell, using living cells, or appropriate animal models. The studies begin before trials in humans and assess safety, toxicity, and efficacy. Since drug development is dynamic, preclinical studies are performed throughout the drug development lifecycle.

“therapeutic candidate”	A product that is undergoing development, preclinical trials, clinical trials and/or has a pending NDA/BLA in review by the FDA or similar marketing application being reviewed by a foreign regulatory authority, but has not been approved for commercialization.

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

●	We are a clinical stage biotechnology company with a history of operating losses. We expect to incur significant additional losses in the future and may never be profitable;
●	Our limited operating history as a biotechnology research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of therapeutic candidates for our future revenue, which could impair our ability to achieve profitability;
●	We will need to raise additional capital to achieve our strategic objectives of developing and commercializing our therapeutic candidates, and to develop, acquire and/or in-license additional therapeutic candidates, and our failure to raise sufficient capital would significantly impair our ability to fund our future operations, develop our current or future therapeutic candidates, seek regulatory approval that is a prerequisite to selling any product, attract development or commercial partners, and retain key personnel;
●	Our long-term capital requirements are uncertain and subject to numerous risks;
●	Our clinical trials may fail to demonstrate adequately the safety and efficacy of our therapeutic candidates, which would prevent or delay regulatory approval and commercialization;
●	Regulations are constantly changing, and in the future our business may be subject to additional regulations that could increase our compliance costs or delay our ability to market our product candidates, if at all;
●	Our therapeutic candidates may cause undesirable side effects or have other properties that could halt clinical development, prevent regulatory approval, limit commercial potential, or result in significant negative consequences;
●	If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners, will be unable to commercialize our therapeutic candidates;
●	Preclinical studies, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and the results of earlier studies and trials may not be predictive of future results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates unless we satisfactorily meet the requirements set by regulatory agencies for CMC, preclinical and clinical studies, and obtain regulatory approval, for marketing therapeutic candidates;

●	If we do not establish collaborations for our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future and/or commercialize such therapeutic candidates, or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans;
●	Any collaborative arrangements that we establish may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we rely on them to achieve results which may be significant to us. In addition, any future collaboration arrangements may place the development, manufacturing and commercialization of our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future, outside our control, and may require us to relinquish important rights or may otherwise be on terms unfavorable to us;

●	Our current and past business models are based largely upon the development or acquisition and commercialization of new combination products and new therapeutic candidates that may have not yet been administered to humans or have limited history of treatment with humans. Unexpected difficulties or delays in successfully developing, acquiring or commercializing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations;
●	We rely mainly on third parties to conduct our CMC, research and development, preclinical studies and clinical trials, and those third parties may not perform satisfactorily, including, but not limited to, failing to conform with quality standards for our therapeutic candidates, which may endanger our clinical trial participants and/or fail to meet established deadlines for the completion of such studies and trials;

●	If third parties do not manufacture our current therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future in sufficient quantities in the required timeframe, at the required quality standards and at an acceptable cost, preclinical, clinical development and commercialization of our therapeutic candidates could be delayed;
●	We rely on third-party contract vendors to manufacture and supply us with API that is compliant with the International Conference of Harmonization Q7 guidance and other applicable laws and regulations, in the quality and quantities we require on a timely basis;
●	We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and/or other regulatory agencies for IM1240, IM1305, CM24 and NT219, or any other therapeutic candidates we may develop or acquire in the future;

●	We and our third-party manufacturers are, and will be, subject to regulations of the FDA and other foreign regulatory authorities;

v

●	Our oncology therapeutic candidates and/or any other therapeutic candidate that we may develop or acquire in the future, if approved, will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and applicable foreign laws, regulations and guidelines, we could lose the FDA and/or other regulatory agencies’ approval(s) we will obtain (if any), and our business would be seriously harmed;

●	We may depend on a partner to conduct future clinical trials with CM24, NT219 and/or other therapeutic candidates, and we may enter into future collaboration agreements with collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and to market and sell our therapeutic candidates. If such collaboration fails to perform as expected, our future clinical trials and/or development plans will be delayed, and we will be required to seek other partners, which we may not be able to engage in a timely manner, if at all, and which may delay our development plans and therefore the potential for us to generate future revenue from our therapeutic candidates would be significantly reduced and our business would be significantly harmed;

●	The manufacture of our therapeutic candidates is complex, and we may encounter difficulties in production, particularly with respect to process development or scaling-up of our manufacturing capabilities. If we, or any of our third-party manufacturers, encounter such difficulties, our ability to supply drugs for clinical trials or our products (if approved) for patients on a timely basis could be materially delayed or adversely affected. In addition, this may cause an increase in costs that could result in our inability to maintain a commercially viable cost structure;
●	Because each of our therapeutic candidates represents a novel approach to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of these therapeutic candidates;

●	If we fail to comply with any obligations under our in-license agreements with Yissum Research and Development Company (“Yissum”) and/or Tel Hashomer – Medical Research Infrastructure and Services Ltd. (“THM”) or any future license agreement or acquisition agreements of our therapeutic candidates, or disputes arise with respect to those agreements, it could have a negative impact on our intellectual property rights and we could lose our rights to IM1240, IM1305, NT219 and/or CM24 or any further therapeutic candidates, which could have a material adverse effect on our business, financial condition and results of operations;
●	Our shareholders may not realize a benefit from our acquisitions of therapeutic candidates commensurate with the ownership dilution they experienced in connection with the transactions;
●	Any impairment in the value of our intangible assets, including goodwill, could negatively affect our operating results and total capitalization
●	The markets for our oncology therapeutic candidates are rapidly changing and competitive, and new drug delivery mechanisms, drug delivery technologies, new drugs and new treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.
●	Our business and operations may be materially adversely affected in the event of computer system failures or security or breaches due to cyber-attacks or cyber intrusions, including ransomware, phishing attacks and other malicious intrusions;
●	Third-party claims of intellectual property infringement and other legal challenges may require us to spend substantial time and money and could prevent us from, or delay us in, developing or commercializing our therapeutic candidates. An adverse result in any infringement claims or other legal challenges could have a material adverse effect on our business, results of operations and on our financial condition;
●	We may be unable to adequately protect or enforce our rights to intellectual property, causing us to lose valuable rights. Loss of any of our intellectual property rights may lead us to lose market share and could have an adverse effect on our business, results of operations and financial condition;
●	We may not have sufficient patent terms to effectively protect our products and business.
●	We conduct our operations in Israel, and therefore, political, economic and military instability in Israel and its region may adversely affect our business, results of operations, and financial condition; and
●	We may not meet the continued listing requirements of NASDAQ, which could result in the delisting of the ADSs from NASDAQ;

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable

B.	Advisors

Not applicable

C.	Auditors

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

We are a clinical stage biotechnology company, and we are focused on the development and commercialization of innovative pharmaceutical drugs. We currently have a preclinical tri-specific antibodies platform, CAPTN-3, with its leading therapeutic candidates, IM1240 and IM1305, and two other oncology therapeutic candidates that are in the clinical trial phase, CM24 and NT219, neither of which has been approved for marketing and are not being sold, marketed or commercialized. Each of our therapeutic candidates will require additional preclinical and/or clinical trials or other testing before we can obtain regulatory approval, if we are able to obtain regulatory approval at all. We must obtain regulatory approval for these therapeutic candidates, or any other therapeutic candidate that we may develop or acquire in the future before we can sell such therapeutic candidates. We have incurred losses from commencement of our pharmaceutical research and development activities through December 31, 2025, of approximately $171 million as a result of revenue and cost of goods, research and development activities, clinical trial related activities, investment/acquisition activities, listing for trading and fund-raising related activities, selling, general and administrative, finance expenses and other expenses. We may incur significant additional losses as we continue to focus our resources on advancing our current therapeutic candidates, or other therapeutic candidates that we may develop, in-license, or acquire in the future. Our ability to generate revenue and achieve profitability depends mainly upon our ability, alone or with others, to successfully develop, in-license, or acquire, and obtain the required regulatory approvals for our oncology therapeutic candidates in the United States and various other territories and then to successfully commercialize our oncology therapeutic candidates. We may be unable to achieve any or all these goals with regard to our current therapeutic candidates, or any other therapeutic candidates that we may develop, in-license, or acquire in the future. As a result, we may never be profitable or achieve significant or sustained revenues.

Our limited operating history as a biotechnology research and development company makes it difficult to evaluate our business and prospects, and we depend on the success of a limited portfolio of therapeutic candidates for our future revenue, which could impair our ability to achieve profitability.

We have a limited operating history as a biotechnology research and development company, and our operations to date have been limited primarily to developing our therapeutic candidates, CAPTN-3, our tri-specific platform with its leading therapeutic candidates, IM1240 and IM1305, CM24 and NT219; research and development; raising capital; and recruiting scientific, CMC, regulatory and management personnel and third-party partners. To date, the only revenue we have received has been the initial milestone payments in connection with commercialization agreements for Consensi, which were terminated in 2021. We may not be able to commercialize or obtain regulatory approval for our current therapeutic candidates, or any additional therapeutic candidate we may develop, in-license and/or acquire in the future. Our future growth and success depend upon our ability to continue funding the development of our therapeutic candidates and on the successful commercialization of such therapeutic candidates. If we are unable to obtain regulatory clearances or approvals for our therapeutic candidates and future products, our ability to gain any revenues and to achieve profitability would be adversely affected. Consequently, any predictions about our future performance may not be accurate, and you may not be able to fully assess our ability to complete development of or commercialize our therapeutic candidates, acquire or in-license other therapeutic candidates, obtain regulatory approvals, or achieve market acceptance or favorable pricing for our therapeutic candidates.

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

We will need to continue to expend substantial funds in research and development, including CMC, preclinical and clinical trials of our therapeutic candidates, as well as to acquire or in-license additional therapeutic candidates. We plan to fund our future operations through the out-licensing and/or commercialization of our therapeutic candidates and by raising additional capital through grants or debt or equity financing. However, we cannot be certain that we will be able to raise capital on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. We may have difficulty raising the needed capital or securing a development or commercialization partner in the future as a result of, among other factors, our lack of revenues from commercialization of our therapeutic candidates, as well as the inherent business risks associated with our company and present and future market conditions. In addition, global and local economic and geopolitical conditions may make it more difficult for us to raise needed capital or secure a development or commercialization partner in the future and may impact our liquidity. If we are unable to obtain future financing, we may be forced to delay, reduce the scope of, or eliminate one or more of our research, development or commercialization programs related to our therapeutic candidates or any other therapeutic candidates that we may acquire, in-license or develop in the future, or to delay the acquisition or in-license of any additional therapeutic candidates, any of which may have a material adverse effect on our business, financial condition and results of operations.

To the extent that we raise additional capital through the sale of equity, including under our At The Market Offering Agreement (the “2025 Sales Agreement”) that we entered into with H.C. Wainwright & Co., LLC (“Wainwright”) on September 19, 2025, for the offer and sale, from time to time, of ADSs through an “at-the-market” equity offering program (“ATM program”), with Wainwright acting as our agent, or under our Form F-3 shelf registration statement filed with the SEC in December 2022, as amended, your ownership interest will be diluted, and the terms of any securities so sold may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through grants, collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

Our long-term capital requirements are uncertain and subject to numerous risks.

We estimate that so long as no significant revenues are generated from our oncology therapeutic candidates, we will need to raise substantial additional funds to develop and/or commercialize our therapeutic candidates and to develop, acquire or in-license any additional therapeutic candidates, as our current cash and short-term investments are not sufficient to complete the research and development of our therapeutic candidates in their current phase of development and any additional therapeutic candidates that we may acquire, in-license or develop in the future, and to fund our related expenses. Our long-term capital requirements are expected to depend on many potential factors, including, among others:

●	our ability to successfully out-license and/or commercialize our oncology therapeutic candidates, or any other therapeutic candidates that we may acquire, in-license, or develop in the future, including securing commercialization agreements with third parties and favorable pricing and market share;

●	the progress, success, and cost of our preclinical and/or clinical trials and research and development programs;

●	our ability to successfully complete the required CMC development for our oncology therapeutic candidates or any other therapeutic candidates that we may acquire, in-license, or develop in the future;

●	the costs, timing and outcome of regulatory review and obtaining and maintaining regulatory approval of our oncology therapeutic candidates or any other therapeutic candidates that we may acquire, in-license, or develop in the future, and addressing regulatory and other issues that may arise post-approval for such oncology therapeutic candidates;

●	the costs of obtaining new patents and enforcing our issued patents and defending intellectual property-related claims;

●	the costs of developing and maintaining our third parties’ cGMP manufacturing standards;

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated;

●	our ability to obtain recommendations and publish studies regarding the efficacy and/or safety of our oncology therapeutic candidates or any other therapeutic candidates that we may acquire or develop in the future that may be published by government agencies, professional organizations, academic or medical journals or other key opinion leaders;

●	sufficient coverage and reimbursement by third-party payers for our therapeutic candidates; and

●	the costs of seeking out and acquiring or engaging in-licensing or similar transactions for other oncological candidates and the costs associated with its long-term obligations.

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

The clinical trials of our therapeutic candidates are, and the manufacturing and marketing of our products will be, subject to extensive and rigorous review and regulation by numerous government authorities including the United States and in other countries where we may seek to test and market our therapeutic candidates. Before obtaining regulatory approvals for the commercial sale of any of our therapeutic candidates, we must demonstrate through lengthy, complex and expensive preclinical testing and clinical trials that our therapeutic candidates are both safe and effective for use in their target indications. In particular, because some of our therapeutic candidates are subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure and potent for use in their target indications. Each product candidate must demonstrate a favorable risk/ benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for drug product approval will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, increased response rates from the use of our therapeutic candidates may not be sufficient to obtain regulatory approval unless we can also show an adequate progression free survival or overall survival benefit. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our therapeutic candidates may not be predictive of the results of later-stage clinical trials. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another. Therapeutic candidates proceeding through clinical trials historically have experienced high rates of attrition. Therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials, which ultimately could result in interruption, delay, or suspension of our clinical trial, and/or a failure to obtain regulatory approval necessary to commercialize our product candidates. Companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or safety issues, notwithstanding promising results in earlier trials. A large proportion of therapeutic candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

In addition, even if such trials are successfully completed, we cannot assure that the FDA or foreign regulatory authorities will interpret the results as we do, and more trials could be required before we submit our therapeutic candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our therapeutic candidates.

Regulations are constantly changing, and in the future our business may be subject to additional regulations that could increase our compliance costs or delay our ability to market our product candidates, if at all.

We believe we have a general understanding of the current laws and regulations to which our products are subject and may become subject. However, federal, state and foreign laws and regulations relating to the approval and marketing of product candidates are subject to future changes, as are administrative interpretations of such laws and regulations. If we fail to comply with such future changes in federal, state, and foreign laws and regulations, we may be unable to obtain approval to market our product candidates, or may become subject to enforcement actions. In addition, if such federal, state, and foreign laws and regulations change, we may incur additional costs in seeking or maintaining regulatory approval. If we are slow or unable to adapt to changes in such laws and regulations, or to new laws or regulations, we may be unable to obtain regulatory approval.

The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the ability of the FDA’s or foreign regulatory authorities to hire and retain key personnel, the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs, biologics, or modifications to approved drugs and biologics, to be reviewed and/or approved by necessary government agencies, which could adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have been required to furlough employees and suspend certain regulatory activities. Further, in 2025, the U.S. administration issued a memorandum instructing certain U.S. executive agencies to prepare for workforce reductions, which also included the FDA. Actions taken by the U.S. Department of Health and Human Services, or HHS, that result in a reduction in the FDA’s workforce, may lead to significant delay in the review and approval of our product candidates.

Our therapeutic candidates may cause undesirable side effects or have other properties that could halt clinical development, prevent regulatory approval, limit commercial potential, or result in significant negative consequences.

Undesirable side effects or adverse events caused by our therapeutic candidates, or related to the combination therapies, could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other foreign regulatory authorities. Results of our trials could reveal a high rate or severity of side effects. Serious adverse events may include organ toxicity and may lead to temporary or permanent disability or even death, including, but not limited to, organ toxicity or even death

If unacceptable side effects arise in the development of our therapeutic candidates, the FDA or other foreign regulatory authorities could place our clinical trials on hold or deny approval of our therapeutic candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment, or the ability of enrolled subjects to continue treatment under the trial or result in potential product liability claims. In addition, some side effects may be difficult to detect, diagnose or manage in clinical practice. Any of these occurrences may harm our business, financial condition and prospects significantly.

If we and/or our potential commercialization partners are unable to obtain FDA and/or other foreign regulatory authority approval for our therapeutic candidates, we and/or our potential commercialization partners will be unable to commercialize our therapeutic candidates.

To date, we have not marketed, distributed or sold any oncology drug product. Our oncology therapeutic candidates are each subject to extensive governmental laws, regulations and guidelines relating to their development, preclinical and clinical testing, manufacturing, and commercialization. We may not be able to obtain regulatory approval for marketing of any of our therapeutic candidates in a timely manner or at all.

Any material delay in obtaining, or the failure to obtain, required regulatory approvals for marketing will increase our costs and materially and adversely affect our ability to generate future revenues. Any regulatory approval to market a therapeutic candidate may be subject to restrictive conditions of use, including cautionary information, thereby limiting the size of the market for the therapeutic candidate. We are, and will continue to be, subject to numerous regulatory requirements administered by the FDA and foreign regulatory agencies that govern the conduct of preclinical and clinical testing, manufacturing, marketing authorization, pricing, and third-party reimbursement. Moreover, approval by one regulatory authority does not necessarily ensure approval by other regulatory authorities in separate jurisdictions. Each jurisdiction may have different approval processes and may impose additional testing requirements for our therapeutic candidates than other jurisdictions. Additionally, the FDA or other foreign regulatory bodies may change their marketing approval requirements or adopt new laws, regulations or guidelines in a manner that delays or impairs our ability to obtain the necessary regulatory approvals to commercialize our therapeutic candidates.

Preclinical studies, CMC, and clinical trials may involve a lengthy and expensive process with an uncertain outcome, and the results of earlier studies and trials may not be predictive of future results. We and/or our potential commercialization partners will not be able to commercialize our therapeutic candidates unless we satisfactorily meet the requirements set by regulatory agencies for CMC, preclinical and clinical studies, and obtain regulatory approval for marketing therapeutic candidates.

Establishing manufacturing processes and controls and planning and conducting preclinical studies and clinical trials are expensive, complex, can take many years to complete and have uncertain outcomes. We cannot predict whether we, independently or through third parties, will encounter problems with any of the completed, ongoing or planned CMC activities, preclinical studies and/or clinical trials that will cause delays, including suspension of preclinical studies and/or clinical trials, delays in recruiting patients into clinical trials, or delay of data analysis in our preclinical studies or clinical studies. Development and validation of manufacturing processes and controls, as well as the planning and conduct of preclinical studies and clinical trials of our therapeutic candidates may take significantly longer to complete than estimated. Failure can occur at any stage of development, validation and testing, and we may experience numerous unforeseen events during, or as a result of, CMC development or validation, the preclinical studies and/or clinical trials that could delay or prevent commercialization of our current or future therapeutic candidates.

In connection with CMC development and validation, preclinical studies and clinical trials for our therapeutic candidates and other therapeutic candidates that we may seek to develop in the future, either on our own or through licensing or partnering agreements, we face various risks, including but not limited to:

●	delays in conducting preclinical studies;

●	delays in manufacturing the drug substance and drug product for preclinical studies and clinical trials;

●	delays in manufacturing the drug substance and drug product following NDA or BLA approval, if we receive such approval at all;

●	delays in securing clinical investigators or trial sites for clinical trials that must be completed for us to obtain any approval that we seek;

●	delays in receiving import or other government approvals to ensure appropriate drug supply, and shortages of combination drugs used in our clinical studies;

●	delays in obtaining institutional review board (human ethics committee) and other regulatory approvals to commence a clinical trial;

●	negative or inconclusive results from preclinical and/or clinical trials;

●	the FDA or other foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical studies and may not approve initiation of certain clinical trials;

●	the clinical trials may be delayed or not completed due to the failure to recruit suitable participants or if there is a lower rate of suitable participants than anticipated or if there is a delay in recruiting suitable participants;

●	Low investigator or patient compliance with clinical trial protocols;

●	a therapeutic candidate may not prove safe or efficacious;

●	there may be unexpected or even serious adverse events from the use of a therapeutic candidate;

●	the results clinical trials with a therapeutic candidate may not confirm the positive results from earlier preclinical studies or clinical trials;

●	the results of a clinical trial may not meet the targeted statistical significance required by the FDA or foreign regulatory authorities;

●	the results of a clinical trial may lead to limited and/or restrictive approved uses, including the inclusion of warnings and/or contraindications, which could significantly limit the marketability and profitability of the therapeutic candidate;

●	our therapeutic candidates may not be reimbursed under different healthcare programs such as Medicare, Medicaid or private health insurance programs;

●	changes to the current regulatory requirements related to manufacturing, preclinical or clinical trials which can delay, hinder receipt of a regulatory approval for marketing the therapeutic candidate and also lead to unexpected additional costs in connection with receiving the regulatory approvals; and

●	the availability of other drugs that provide alternative and/or superior treatments to our drugs and therapeutic candidates.

A number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after observing promising results in earlier preclinical studies and/or clinical trials. Accordingly, we cannot assure that clinical trials we may conduct will demonstrate sufficient efficacy and safety to obtain regulatory approval to market our therapeutic candidates. If the results of our preclinical studies and/or clinical trials pertaining to our therapeutic candidates are not favorable or sufficient to support regulatory approvals, our ability to obtain regulatory approval may be adversely impacted, which could have a material adverse effect on our business, financial condition and results of operations.

If we do not establish collaborations for our oncology therapeutic candidates or any other therapeutic candidates that we may develop or acquire in the future, and/or commercialize such therapeutic candidates, or otherwise raise substantial additional capital, we will likely need to alter our development and any commercialization plans.

Our drug development programs and the potential commercialization of our oncology therapeutic candidates, or any other therapeutic candidates that we may develop or acquire in the future, will require additional cash to fund expenses. As such, our strategy includes selectively partnering or collaborating with multiple pharmaceutical and biotechnology companies (including by way of out-licensing) to assist us in furthering development and potential commercialization of our therapeutic candidates, in some or all jurisdictions. For example, further development of CM24 and NT219 is planned upon partnering or obtaining sufficient investment to perform the next study. We may not be successful in such collaborations with such third parties on acceptable terms, or at all. In addition, if we fail to negotiate and maintain suitable development or commercialization agreements (such as out-licensing agreements), we may have to limit the size or scope of our activities or we may have to delay one or more of our development or commercialization programs. Any failure to enter into or maintain development or commercialization agreements with respect to the development, marketing and commercialization of our therapeutic candidates, or any other therapeutic candidates that we may develop or acquire in the future, or failure to develop or acquire, market and commercialize such therapeutic candidates, will have an adverse effect on our business, financial condition and results of operation.

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

Our current and past business models are based largely upon the development or acquisition and commercialization of new combination products and new therapeutic candidates that may have not yet been administered to humans or have limited history of treatment with humans. Unexpected difficulties or delays in successfully developing, acquiring or commercializing such combination and new drugs could have an adverse effect on our business, financial condition and results of operations.

We currently have a preclinical platform, CAPTN-3, with its leading therapeutic candidates, IM1240 and IM1305, and two other oncology therapeutic candidates that are in the clinical trial phase, CM24 and NT219. Despite the past and future performance of numerous clinical studies with these therapeutic candidates, patients as a monotherapy and in combination with other drugs, we cannot be certain whether any of our therapeutic candidates will be safe and efficacious when used in either monotherapy settings or in combination with the current or other known cancer treatments.

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

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. Although we have, in the ordinary course of business, entered into agreements with these third parties, we continue to be responsible for confirming that each of our preclinical studies and clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA and other regulatory agencies require us and our applicable third-party collaborators to comply with regulations and standards, commonly referred to as current good laboratory practices (cGLP), current good manufacturing practices (cGMP), and current good clinical practices (cGCP), for manufacturing and conducting, recording and reporting the results of preclinical and clinical trials to assure that data and reported results are credible and accurate and that the clinical trial participants are adequately protected. We cannot guarantee that our third-party collaborators will remain compliant with the applicable regulations. If our third-party collaborators are unable to comply with FDA regulations and standards, including, but not limited to, cGLPs, cGMPs and cGCPs, we may be forced to suspend or delay our clinical trials, which could significantly delay our ability to achieve marketing approval, if at all. Regulatory authorities in other jurisdictions may have similar responsibilities and requirements. Our reliance on third parties does not relieve us of these responsibilities and requirements.

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

We currently do not manufacture any API ourselves. Instead, we rely on third-party vendors for the manufacture and supply of our APIs and other materials that are used to manufacture and formulate our oncology therapeutic candidates. While there are many potential API manufacturers and suppliers in the market, if these manufacturers or suppliers are incapable or unwilling to meet our current or future needs on acceptable terms or at all, or the current or future demand of the public, if any, we could experience delays in developing or conducting clinical trials for our current therapeutic candidates, IM1240, IM1305, CM24 and NT219, or any other therapeutic candidate that we may develop or acquire in the future, and incur additional costs.

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

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FDA and/or other regulatory agencies for IM1240, IM1305, CM24 and NT219, or any other therapeutic candidates we may develop or acquire in the future.

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

As we move forward with commercializing drug products, we may also periodically discuss with the FDA and other regulatory authorities certain clinical, regulatory and manufacturing matters and our views may, at times, differ from those of the FDA and other regulatory authorities. If we are required to conduct additional clinical trials or other testing of an approved drug product, we may face substantial additional expenses, and/or we may have our approval to commercialize a drug product revoked by the FDA or a foreign regulatory body, should we obtain approval to commercialize in such foreign jurisdiction.

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

Clinical testing is expensive, time-consuming, and subject to uncertainty. Currently, two of our therapeutic candidates, CM24 and NT219, are in the clinical trial phase and we intend to enter into a clinical study with IM1240. Our ability to initiate, continue and complete clinical trials is dependent upon, among other things, our ability to enter into strategic collaborations and/or obtain sufficient additional financing to fund such studies. We may be unable to secure such collaborations or financing on acceptable terms, or at all. Accordingly, we cannot assure you that any current or future clinical studies will be initiated or conducted as planned, or completed on schedule, if at all. Issues may arise, including factors outside of our control, that could delay or prevent the initiation, progress or completion of clinical trials. A failure of one or more clinical studies may occur at any stage of testing, and clinical studies for any of our therapeutic candidates may not be successful. Events that may prevent successful or timely completion of clinical development include:

●	Failure to meet the safety requirement in toxicology studies;

●	delays in reaching a consensus with regulatory agencies on study design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

●	delays in obtaining required Institutional Review Board (IRB) approval at each clinical study site;

●	the departure of a principal investigator from a clinical site, which could cause delays in conducting the clinical trial at a particular clinical site;

●	the shortage of staff in clinical sites;

●	imposition of a temporary or permanent clinical hold by regulatory agencies;

●	delays in recruiting suitable patients to participate in future clinical studies for IM1240, CM24, NT219 or other therapeutic candidates;

●	failure by us or our CROs, or third parties, to adhere to clinical study requirements;

●	failure to perform in accordance with the FDA’s cGCPs, requirements, or applicable regulatory guidelines in other countries;

●	patients dropping out of a study;

●	occurrence of adverse events associated with the product candidate leading to a clinical hold;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

●	the cost of clinical studies of any therapeutic candidates being greater than we anticipate;

●	management’s decision to allocate internal resources to other projects;

●	clinical studies of our current and/or future therapeutic candidates producing negative or inconclusive results, which may result in us deciding, or regulators requiring, conduct of additional clinical studies or abandon product development programs; and

●

delays in manufacturing, testing, release, validating, or import/export of sufficient stable quantities of current and/or future therapeutic candidates or approved drugs for use in clinical studies or the inability to do any of the foregoing, including any quality issues associated with contract manufacturers.

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

We also may conduct clinical research in collaboration with other biotechnology and biologics entities in which we combine IM1240, CM24, NT219 and/or other or future therapeutic candidates with the technologies of such collaborators. Such collaborations may be subject to additional delays because of the management of the trials or the necessity of obtaining additional approvals for therapeutics used in the combination trials, or a shortage in the availability of such collaborators’ drug products. These combination therapies will require additional testing and clinical trials, will require additional FDA regulatory approval, and will increase our future expenses.

In addition, if we make manufacturing or formulation changes to IM1240, CM24, NT219 and/or other or future therapeutic candidates, we may be required, or may elect, to conduct additional studies to bridge the modified therapeutic candidates to earlier versions. Clinical study delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to commercialize these therapeutic candidates successfully and may harm our business and the results of our operations.

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

We entered into a clinical collaboration and supply agreement with Bristol Myers Squibb Company (NYSE:BMY) for the phase 1/2 study of CM24 in combination with a programmed cell death protein 1 (PD-1) antibody nivolumab, and an expansion study to also evaluate CM24 and nivolumab, together with nab-paclitaxel, in patients with pancreatic cancer. We initiated the phase 1b/2 portion of the phase 1/2 study in March 2021 and in December 2024, we reported the final data for the study. We plan to initiate a Phase 2b study targeting patients based on these potential biomarkers upon partnering or obtaining sufficient investment to perform this study. We entered into a research agreement with the University of Colorado for an investigator-initiated Phase 2 study evaluating NT219 in patients with recurrent/metastatic squamous cell carcinoma of the head and neck, which was initiated in June 2025. We rely and may in the future continue to rely on our collaboration partners to develop, supply, conduct clinical trials, and/or commercialize our therapeutic candidates and approved products we may market in the future, if any. We may also enter into collaboration agreements with other parties in the future relating to any current and/or future therapeutic candidates. Ultimately, if such therapeutic candidates are advanced through clinical trials, certain of the collaboration partners may have certain rights in connection with the commercialization of the therapeutic candidate, such as rights of first offer to be responsible for commercialization of these therapeutic candidates. If these collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if the agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our therapeutic candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such therapeutic candidates and seek replacement collaboration and/or development partners. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to obtain regulatory approval for, and to generate future revenue from, such therapeutic candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

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

NT219 is a small molecule chemical compound, and CM24, IM1240 and IM1305 are biologic compounds, and the process of manufacturing each is complex, highly regulated and subject to multiple risks. Even minor deviations from normal manufacturing processes for each of these therapeutic candidates and/or any future therapeutic candidate could result in reduced production yields, product defects, and other supply disruptions.

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

Because each of our therapeutic candidates represents a novel approach to the treatment of disease, there are many uncertainties regarding the development, the market acceptance, third-party reimbursement coverage and the commercial potential of these therapeutic candidates.

There is no assurance that the approaches offered by our therapeutic candidates, CAPTN-3, our tri-specifics platform with its leading therapeutic candidate, IM1240 and IM1305, CM24 or NT219, will gain broad acceptance among physicians or patients, or that governmental agencies or third-party medical insurers will be willing to provide reimbursement coverage for proposed therapeutic candidates. Since each of our therapeutic candidates, represents a new approach to treating various conditions, it may be difficult, in any event, to accurately estimate the potential revenues from these therapeutic candidates. Accordingly, we may spend large amounts of money trying to obtain approval for therapeutic candidates that have an uncertain commercial market. The market for any products that we may successfully develop utilizing our therapeutics candidates will also depend on the cost of the product. We do not yet have sufficient information to reliably estimate what it will cost to commercially manufacture these therapeutic candidates, and the actual cost to manufacture these therapeutic products could materially and adversely affect the commercial viability of these products. Our goal is to reduce the cost of manufacturing our therapeutic candidates. However, unless we reduce those costs to an acceptable amount, we may never be able to develop a commercially viable product. If we do not successfully develop and commercialize our therapeutic candidates based upon this approach or find suitable and economical sources for materials used in the production of these therapeutic candidates, these therapeutic candidates will not become profitable.

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

If we fail to comply with any obligations under our in-license agreements with Yissum and/or THM or any future license agreement or acquisition agreements of our therapeutic candidates, or disputes arise with respect to those agreements, it could have a negative impact on our intellectual property rights and we could lose our rights to IM1240, IM1305, NT219 and/or CM24 or any future therapeutic candidate, which could have a material adverse effect on our business, financial condition and results of operation.

We are a party to a license agreement with each of Yissum, the technology transfer company of the Hebrew University of Jerusalem, and THM, pursuant to which we license rights to our therapeutic candidates NT219 and CM24, respectively, and also have financial obligations under the acquisition agreement for the CAPTN-3 platform. These agreements impose, and any additional licensing arrangements that we may enter into with third parties may impose, diligence, development and commercialization timelines, milestone payments, royalty payments, insurance and other obligations on us. Our rights to use the licensed intellectual property are subject to the continuation of, and our compliance with, the terms of these agreements. Disputes may arise regarding our rights to intellectual property licensed to us from a third party, including but not limited to:

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

If disputes over intellectual property and other rights that we have licensed or acquired from third parties prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected therapeutic candidates. If we fail to comply with our obligations under current or future agreements or if other events occur that are not within our control, these agreements may be terminated or the scope of our rights under them may be reduced, we could lose the rights to our current therapeutic candidates and/or any other therapeutic candidate we license or acquire, and we might be unable to develop, manufacture or market any product that is licensed or acquired under these agreements, could experience delays in developing or commercializing these therapeutic candidates or incur additional costs, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

Any impairment in the value of our intangible assets, including goodwill, could negatively affect our operating results and total capitalization.

Even if we are able to integrate the acquired business operations successfully, there can be no assurance that its integration will result in the realization of the full benefits of synergies, innovation, and operational efficiencies that may be possible from such integration and that the benefits will be achieved within a reasonable period of time. As part of prior acquisitions, we acquired substantial intangible assets, including goodwill. We may be required to recognize impairment charges on goodwill or other intangible assets acquired through our past or future acquisitions of therapeutic candidates if expected benefits from these acquisitions fail to materialize and such assets’ carrying values exceed their fair values, which could adversely affect our business, financial condition and results of operations. We review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. For example, as of December 31, 2025, we recognized impairment charges of $20.5 million for the in-process research and development related to CM24 (acquired in connection with the acquisition of FameWave in 2020) and NT219 (acquired in connection with the acquisition of the majority shareholdings of TyrNovo in 2017), mainly due to the write-off of the carrying value of such assets. Factors that may lead to an impairment determination include: (1) the performance of an acquired commercial product; (2) anticipated loss of exclusivity of an acquired commercial product; and (3) changes in the future outlook of acquired products. Future impairment reviews could result in additional impairment charges, which could materially adversely affect our financial results for the periods in which they are recorded.

Further, given the challenges involved with the development of a biological product and the financial challenges, we may not be able to realize the anticipated benefits of the acquisition of the Immunorizon technology platform that we acquired in February 2023, which may materially adversely affect our growth and future operating results as well as our financial condition.

We may be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our goodwill or other intangible assets is determined, negatively affecting our results of operations and equity book value, the effect of which could be material.

We depend on our ability to identify and acquire or in-license therapeutic candidates to achieve commercial success.

We own the rights to our therapeutic candidates, each of which was acquired by us from a third-party: NT219 (acquired in connection with the acquisition of the majority shareholdings of TyrNovo in 2017), CM24 (acquired in connection with the acquisition of FameWave in 2020) and CAPTN-3, our tri-specific platform (acquired in connection with the acquisition of Immunorizon in February 2023). We evaluate internally and with external consultants each potential therapeutic candidate. However, there can be no assurance as to our ability to accurately or consistently select therapeutic candidates that have the highest likelihood of achieving commercial success.

Our business could suffer if we are unable to attract and retain key personnel.

The loss of the services of members of senior management or other key personnel could delay or otherwise adversely impact the successful completion of our planned CMC, research and development, preclinical studies and/or clinical trials or the commercialization of our therapeutic candidates or otherwise affect our ability to manage our company effectively and to carry out our business plan and raise necessary funds to continue our development plans. In March 2026, our Chief Executive Officer, Gil Efron, announced his intention to step down from his role as Chief Executive Officer in August 2026, due to health considerations. The Board of Directors has initiated a formal search process to appoint a new Chief Executive Officer. Management transitions may create uncertainty and involve a diversion of resources and management attention, be disruptive to our daily operations or impact public or market perception, any of which could negatively impact our ability to operate effectively or execute our strategies.

High demand exists for senior management and other key personnel in the pharmaceutical industry. There can be no assurance that we will be able to continue to retain and attract such personnel, including a new Chief Executive Officer. Although we have entered into employment or consultancy agreements with every member of our senior management team, members of our senior management team may resign at any time. We do not maintain key-person life insurance for any of our personnel.

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

We operate our business in multiple international jurisdictions. Such operations could be affected by changes in foreign exchange rates, capital and exchange controls, travel restrictions, public health restrictions, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, taxation regimes, trade regulations and procedures and actions affecting approval, production, export and import of pharmaceutical products, pricing, and marketing of, reimbursement for and access to, our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect our business. In addition, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs and we cannot predict whether, and to what extent, U.S. trade policies will change in the future. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, terrorism or other geopolitical events, such as military or political instability in Israel or the region or changes in U.S. relations with other countries, our business, operating results and financial condition may be materially adversely affected.

Our subsidiary, TyrNovo, has received Israeli governmental grants to assist in the funding of its research and development activities. The IIA grants which TyrNovo’s technology, including NT219, has received for research and development expenditures restrict its ability to manufacture products and transfer (including by way of license for R&D purposes) know-how outside of Israel and require it to satisfy specified conditions. In addition, we may encounter difficulties partnering TyrNovo’s therapeutic candidates with entities outside of Israel due to certain restrictions regarding manufacturing and transferring of know-how (including by a way of license for R&D purposes) outside of Israel imposed due to the receipt of the IIA grants. We may also apply to other governmental non-dilutive funding sources, which if granted, may impose limitation on our intellectual property or other restrictions

TyrNovo’s technologies, including NT219, were developed, in part, with grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry) in the aggregate amount of approximately NIS 5.5 million (or approximately $1.72 million). As of December 31, 2025, TyrNovo had not paid any royalties to the IIA. The requirements and restrictions for such grants are set forth in the Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984, or the Innovation Law, the IIA’s rules and guidelines and the terms of these grants.

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

In addition, we may apply in the future to other governmental non-dilutive funding sources which may involve certain restrictions on our future business conduct, including but not limited to the transfer of intellectual property rights and/or the refund of grants or loans.

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

New drug delivery mechanisms, drug delivery technologies, new drugs and new treatments that have been developed or that are in the process of being developed by others may render our oncology therapeutic candidates noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Some of these technologies may have an entirely different platform or means of treating the same indications as CAPTN-3, our tri-specific platform with its leading therapeutic candidates, IM1240 and IM1305, CM24 and NT219, or other therapeutic candidates that we may develop or in-license in the future. Technological competition from pharmaceutical and biotechnology companies, universities, governmental entities and others, is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities, human resources and budgets than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors’ financial, marketing, manufacturing and other resources.

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

In the United States, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, impact our business and any of our therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria, additional downward pressure on the price, and/or unfavorable reimbursement rates that we, or any future collaborators, may receive for any product candidates we obtain marketing approval for and our business could be materially harmed.

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

The healthcare regulatory environment has seen significant changes in recent years and is still in flux. Legislative initiatives to modify, limit, replace, or repeal the ACA and judicial challenges have continued for over a decade. However, as of the Supreme Court’s ruling ordering the dismissal of, arguably, the most promising case challenging the ACA to-date on June 17, 2021, it appears that the ACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business. Further, the current Trump administration has taken several measures focusing on healthcare and drug pricing and access in particular. For example, President Trump has signed multiple executive orders addressing drug pricing including: on April 15, 2025, outlining several actions the Secretary of the Department of HHS must take to optimize healthcare regulations that will provide access to prescription drugs at lower costs; on May 5, 2025, aiming to promote domestic production of critical medicines; and on May 12, 2025, aiming to establish a most-favored-nation (“MFN”) drug pricing policy that would tie U.S. drug prices to the prices paid for drugs in other countries. On November 6, 2025, CMS announced a new voluntary payment initiative called the GENEROUS Model (GENErating cost Reductions for U.S. Medicaid Model) where drug manufacturers may voluntarily offer supplemental rebates to participating state Medicaid programs that are intended to provide such Medicaid programs with a MFN price for participating manufacturers’ products. On December 23, 2025, CMS published two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the GLOBE Model (Global Benchmark for Efficient Drug Pricing Model) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the GUARD Model (Guarding U.S. Medicare Against Rising Drug Costs) for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. On February 5, 2026, the Trump administration launched the TrumpRx platform designed to allow consumers to purchase certain drugs at reduced prices as negotiated between the drug manufacturers and the Trump administration.

On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, in August 2022, the Inflation Reduction Act (“IRA”) was signed into law, which will, among other things, allow U.S. Department of Health and Human Services (“HHS”) to negotiate the selling price of certain drugs and biologics that the Centers for Medicare & Medicaid Services (“CMS”) reimburses under Medicare Part B and Part D, although only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics) can be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices, which first became effective in 2026, will be capped at a statutory ceiling price. Beginning in October 2023, the IRA also began penalizing drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. On July 4, 2025, President Trump signed the One Big Beautiful Bill Act into law which, among other things, is expected to reduce funding to federal healthcare programs, imposes additional requirements to be eligible for healthcare, and clarifies exclusions for orphan drugs under IRA’s Drug Price Negotiation Program. On January 15, 2026, President Trump called on Congress to enact “The Great Healthcare Plan,” to, among other things, codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit managers. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states, for example, require drug manufacturers and other entities in the drug supply chain, including health carriers, pharmacy benefit managers, wholesale distributors, to disclose information about pricing of pharmaceuticals, including, but not limited to, information in connection with new product launches that exceed certain levels as identified in the relevant statutes. For example, in June 2016 Vermont became the first state to pass legislation requiring certain drug companies to disclose information relating to justification of certain price increases, and many other states have since followed suit. These efforts and any other such legislation requiring publication of drug costs could materially and adversely impact our business, financial condition, and results of operations by promoting a reduction in drug prices or encouraging purchasers to use other low-cost, established drugs or therapies.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation on us. Furthermore, we cannot fully assess the impact that President Trump’s second term will have on healthcare programs and regulations or the pharmaceutical industry in general. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future, as applicable.

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

Additionally, there has been a trend of increased federal and state regulation of payments made to physicians or others in a position to refer, purchase, or recommend drug products. For example, some states impose a legal obligation on companies to adhere to voluntary industry codes of behavior (e.g., the PhRMA Code), which apply to pharmaceutical companies’ interactions with healthcare providers, some mandate implementation of corporate compliance programs, along with the tracking and reporting of gifts, compensation, and other remuneration to physicians, and some states limit or prohibit such gifts. Further, the Healthcare Reform Law, among other things, amended the intent requirement of the federal Anti-Kickback Statute so that a person or entity can now be found guilty of fraud or an anti-kickback violation without actual knowledge of the statute or specific intent to violate it. In addition, the Healthcare Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statue constitutes a false or fraudulent claim for purposes of the False Claims Act.

The scope and enforcement of federal and state healthcare laws are broad and often uncertain and subject to change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and guidance in many areas. Compliance efforts may involve substantial costs and resources and federal or state regulatory authorities may review and challenge our prior, current, and/or future activities under these laws. Any action against us for an alleged or suspected violation, regardless of the outcome or success of our defense against such actions, could have a material adverse effect on our reputation, business, results of operations, and financial condition including causing us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations or business arrangements are found to be in violation of any such requirements, we may be subject to penalties, including civil or criminal penalties, monetary damages, the curtailment or restructuring of our operations, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely affect our financial results.

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

Unfavorable macroeconomic conditions and other adverse macroeconomic factors have resulted, among other matters, in tightening in the debt and equity markets, and high levels of inflation. For example, the tightening of the equity markets makes it more difficult to raise capital at a reasonable valuation, or at all. In addition, the U.S. Bureau of Labor Statistics has reported for the period from January 2023 to January 2024, the Consumer Price Index for All Urban Consumers rose 3.1 percent, from January 2024 to January 2025, the Consumer Price Index for All Urban Consumers rose 3.0 percent. If the inflationary pressure continues for a prolonged period, it may continue to result in increased costs of labor, cost of clinical trials, and costs of manufacturing which could adversely affect our results of operations. Furthermore, in recent years, there has been a significant increase in interest rates that impacted the cost of debt, liquidity and valuations of companies and other assets.

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

Trade disputes, trade restrictions, tariffs and other geopolitical tensions between the United States and other countries, including Israel, may also exacerbate unfavorable macroeconomic conditions, including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns in the United States, Israel, or globally, which may limit our access to capital, or otherwise negatively impact our business and operations.

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

In recent years, attention has been given to corporate activities related to ESG practices from investors and other stakeholders with various views on these topics. For example, certain institutional and individual investors have requested ESG-related information and disclosures in order to incorporate ESG criteria into their investment and voting decisions. Such requests may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. In addition, our failure to comply with any applicable sustainability rules or regulations that could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

The rapid development of artificial intelligence may negatively affect our business.

The rapid development and increasing use of artificial intelligence (“AI”) technologies across the pharmaceutical and biotechnology industries may create risks and uncertainties that could affect our business. Competitors, collaborators, CROs, and other third parties may adopt AI-enabled tools that improve the speed, cost, or effectiveness of drug discovery, development, or other operations, potentially placing us at a competitive disadvantage. In addition, the use of AI technologies by third parties with whom we interact may introduce risks relating to data integrity, cybersecurity, confidentiality, intellectual property ownership, or regulatory compliance. The legal and regulatory landscape governing AI technologies is evolving and may impose additional obligations or costs on industry participants. Although the use of AI technologies are still evolving in our industry, the broader proliferation of AI may indirectly affect our business, financial condition, results of operations, or competitive position.

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

The development, manufacture, use, offer for sale, sale or importation of our therapeutic candidates may infringe on the claims of third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us, and it is impossible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. We may not have identified all patents, published applications or published literature that may affect our business either by blocking our ability to commercialize our products or potential products, by preventing the patentability of one or more aspects of our products or potential products, or by covering the same or similar technologies that may affect our ability to market our products and potential products. For example, we may not have conducted a patent clearance search sufficient to identify potentially obstructing third party patent rights. Because patent applications in Europe, the United States and many other foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications that may contain claims covering in part or in full our technologies, our product candidates or the use of our product candidates. In certain limited circumstances, patent applications may remain confidential in the U.S. Patent and Trademark Office, or the USPTO, until they issue as a U.S. patent. We cannot be certain that we or our licensors were the first to file patent applications covering our product candidates. We also may not know whether our competitors filed patent applications for technology covered by our pending applications. Competitors may have filed patent applications or received patents and may obtain additional patents and proprietary rights that may block or compete in part or in full with our patents.

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

Patent rights are territorial; thus, the patent protection we have sought will only extend, if issued, to those countries, if any, in which we will be issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States. Competitors may successfully challenge any of our patents, produce similar drugs or products that do not infringe such patents, or produce drugs in countries where we have not applied for patent protection or that do not respect such patents. Furthermore, it is not possible to ascertain the scope of claims that will be allowed in published applications or which claims of granted patents, if any, will be deemed enforceable in a court of law.

Filing, prosecuting, and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. As part of ordinary course prosecution and maintenance activities, we determine whether to seek patent protection outside the U.S. and in which countries. This also applies to patents we have acquired or in-licensed from third parties. In some cases, this means that we, or our predecessors in interest or licensors of patents within our portfolio, have sought patent protection in a limited number of countries for patents covering our product candidates. Competitors may use our technologies in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to pharmaceutical products, which could make it difficult for us to stop the infringement of our patents, the reproduction of our manufacturing or other know-how or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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

In addition to infringement claims against us, we may in the future become a party to other patent litigation or proceedings before regulatory agencies, including interference or re-examination proceedings filed with the USPTO or opposition proceedings in other foreign patent offices regarding intellectual property rights with respect to our therapeutic candidates, as well as other disputes regarding intellectual property rights with our current and potential development and commercialization partners, or others with whom we have contractual or other business relationships. Post-issuance oppositions are not uncommon, and we and our current and potential development and commercialization partners will be required to defend these opposition procedures as a matter of course. Opposition procedures may be costly, and there is a risk that we may not prevail.

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

We may not have sufficient patent terms to effectively protect our products and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from generic medications.

While patent term extensions under the Hatch-Waxman Act in the United States and under Supplementary Protection Certificates (SPCs) in Europe, for example, may be available to extend the patent exclusivity term for patents covering our drug product candidates, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. In addition, upon issuance in the United States, any patent term can be adjusted downward or upward based on certain prosecution delays caused by the applicant(s) or the U.S. Patent and Trademark Office, or USPTO. For example, a patent term can be reduced based on certain delays caused by the patent applicant during patent prosecution or due to a terminal disclaimer required for allowance.

Risks Related to our Operations in Israel

We conduct our operations in Israel and therefore, political, economic and military instability in Israel and its region may adversely affect our business, results of operations, and financial condition.

Because we are incorporated under the laws of the state of Israel and our operations are conducted in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Any hostilities involving Israel, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon), which have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and abductions of soldiers and citizens.

On October 7, 2023, Hamas terrorists infiltrated Israel’s border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers. These attacks resulted in extensive deaths, injuries, and the kidnapping of civilians and soldiers. Following the attacks, Israel’s security cabinet declared war against Hamas and, as a result of attacks by Hezbollah along Israel’s northern border with Lebanon that commenced following the commencement of the war with Hamas, launched attacks against Hezbollah in Lebanon. Additionally, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Gulf of Aden and Red Sea, causing supply chain disruptions, and also launched drone and missile attacks on Israel. In addition, Iran launched direct drone and missile attacks on military and civilian targets within Israel.

In June 2025, in light of continued nuclear threats and intelligence assessments, Israel launched a military operation directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel and to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian deaths and casualties, as well as some damage to infrastructure and property. A ceasefire was declared between Israel and Iran in June 2025 after 12 days of hostilities.

In October 2025, a ceasefire in the conflict with Hamas came into effect; however, the situation remains fragile, with isolated incidents of fighting.

On February 28, 2026, Israel and the United States commenced coordinated military strikes against targets in Iran, including military and strategic infrastructure in response to ongoing regional tensions and recent escalations involving Iran’s nuclear and military activities. In response, Iran launched a series of retaliatory attacks against Israel, targeting major cities and strategic sites. While most of these attacks have been intercepted to date, some resulted in civilian casualties and damage to property. Subsequently, Hezbollah launched attacks against Israel in retaliation for the killing of Ali Hosseini Khamenei, the former Supreme Leader of Iran, and in response, Israel launched attacks against Lebanon and Israeli ground forces have entered into Southern Lebanon, and hostilities between Israel and Hezbollah are ongoing. Iran subsequently began launching retaliatory strikes against U.S. and other targets in the Gulf region. The Israeli government has raised its alert level nationwide, and the situation remains highly unstable, with ongoing exchanges of fire and heightened risk of further escalation. Regional and international responses are ongoing, and the risk of broader conflict in the Middle East has increased.

Since the war broke out in October 2023 and through the ongoing conflicts to date, our operations have not been adversely affected in a material manner, and we have not experienced material disruptions to our business operations. We do not currently have active clinical studies in Israel and out therapeutic candidates are manufactured by service providers outside of Israel. Most of our research and development work is being conducted by third-party entities outside of Israel. However, a prolonged and/or heightened conflict or further deterioration of regional conditions could have an adverse effect on our business, financial condition and results of operation.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions taken by international judicial bodies, may lead to increased sanctions and other negative measures against Israel and Israeli companies, including boycotts of Israeli goods and services or restrictions on business with Israel and Israeli companies. In addition, the political and security situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. These restrictive laws and policies, along with any future rulings from international tribunals against Israel, may have an adverse impact on our operating results, financial condition or our business.

In connection with the Israeli security cabinet’s declaration of war against Hamas in October 2023 and hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. As of March 18, 2026, none of our current employees in Israel are currently on active military duty. However, military service call ups that result in absences of personnel for extended periods may materially and adversely affect our business, prospects, financial condition and results of operations.

Prior to the October 2023 war, the Israeli government pursued extensive changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest.

Actual or perceived political instability in Israel or the region or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and the market price of our shares, as well as our ability to raise additional capital.

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

The stock market in general, and the market price of our ordinary shares on the TASE and ADSs on NASDAQ, are subject to fluctuation, and changes in the price of our listed securities may be unrelated to our operating performance. The market prices of our ordinary shares on the TASE and ADSs on NASDAQ have fluctuated in the past, and we expect it will continue to do so. The market price of our ordinary shares and ADSs is and will be subject to a number of factors, including:

●	announcements of technological innovations or new therapeutic candidates by us or by others;

●	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;

●	announcement by us of preclinical and clinical results;

●	our need to raise additional capital;

●	expiration or terminations of licenses, research contracts or other development or commercialization agreements;

●	public concern as to the safety of drugs that we, our current or potential development and commercialization partners or others develop;

●	the volatility of market prices for shares of biotechnology companies generally;

●	success or failure of research and development projects;

●	departure of key personnel;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts;

●	the outcome of any litigation and other legal proceedings;

●	changes in government regulations or patent decisions;

●	developments by our current or potential development and commercialization partners; and

●	general economic, political, market and security conditions and other factors, including factors unrelated to our operating performance and including the impact of the security situation in Israel and the region.

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

As of March 18, 2026, we had an aggregate of 1,858,911,801 issued and outstanding ordinary shares (including 1 dormant ordinary share held in treasury), no issued and outstanding non-voting senior preferred shares, outstanding non-listed warrants to purchase 1,273,129 ADSs (representing 2,545,449,780 ordinary shares) issued to investors, underwriters and placement agents as part of a number of public and registered direct offerings by us and 75,414 outstanding options and restricted share units (“RSUs”). In the future, we may issue additional ordinary shares, ADSs or other equity or debt securities exercisable or convertible into ordinary shares or ADSs, including under our 2025 Sales Agreement that we entered into with Wainwright on September 19, 2025, for the offer and sale, from time to time, of ADSs through ATM program and/or under our Form F-3 shelf registration statement filed with the SEC in December 2022, as amended. As of March 18, 2026, we had not sold any ADSs under the 2025 Sales Agreement.

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

Any future sales by us or our shareholders of a substantial number of our ordinary shares or ADSs, or equity or debt securities convertible or exercisable into our ordinary shares or ADSs, or the perception that such sales may occur in the future, including sales of ordinary shares or ADSs issuable upon the exercise of warrants or options, the vesting or RSUs or the conversion of convertible securities, may cause the market price of our ordinary shares or ADSs or other listed securities to decline.

We may not meet the continued listing requirements of NASDAQ, which could result in a delisting of the ADSs from NASDAQ.

The ADSs are listed on NASDAQ. We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of the ADSs on NASDAQ.

On October 16, 2025, we received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC notifying the Company that it is not in compliance with the minimum bid price requirement set forth in NASDAQ Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price of the ADSs had been below the minimum $1.00 per share requirement under NASDAQ Listing Rule 5550(a)(2) for 30 consecutive trading days. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company had an initial period of 180 calendar days from the date of the notification letter from The Nasdaq Stock Market LLC, or until April 14, 2026, to regain compliance with the minimum bid price requirement. If at any time before April 14, 2026, the closing bid price of the Company’s ADSs is USD $1.00 or more for a minimum of ten consecutive business days, the Company would be deemed to have regained compliance with the minimum bid price requirement. On March 2, 2026, we effected a change in the ratio of the ADSs to our ordinary shares, from one (1) ADS representing two hundred (200) ordinary shares, to a new ADS ratio of one (1) ADS representing two thousand (2,000) ordinary shares. Between March 2, 2026 and March 13, 2026, the closing price of the ADSs was above $1.00 per ADS. On March 16, 2026, the Company received from NASDAQ a written confirmation of compliance, and the matter is closed.

The change in ratio of the ADSs to our ordinary shares has the same effect as a reverse split of the ADSs. There can be no assurance that the ADS ratio change will result in a sustained increased in the trading price of the ADSs. In addition, a decline in the market price of the ADSs after the ratio change may result in a greater percentage decline than would occur in the absence of a ratio change. There may also be a decrease in liquidity of the ADSs and an increase in volatility of the ADS trading price. Reverse splits can be negatively perceived by market participants and thus may adversely affect investor confidence in our company. There can be no assurance that we will be able to implement additional ADS ratio changes or reverse splits in the future, whether due to shareholder approval requirements, market conditions, or other factors as needed to maintain compliance with NASDAQ listing requirements.

Nasdaq has adopted a series of rule changes in the recent past to expedite the delisting of securities of companies struggling to maintain the required minimum share price. Under the amended rule, when a company has been given a second 180-day compliance period and does not regain compliance with the price criteria for 10 consecutive business days prior to the end of the second period, a request for a hearing no longer stays the suspension and delisting of its security pending the Nasdaq Hearing Panel’s decision. After the second 180-day period expires, trading of the company’s security is automatically suspended, and the security will move to the over-the-counter market while the appeal is pending. In addition, under the amended rule, a listed company is not eligible for any cure period to address a deficiency in the minimum bid price requirement if it effected a reverse stock split in the prior year. Accordingly, if we fall out of compliance with the minimum bid price requirement within one year of having conducted the most recent ratio change, we will be issued a delisting decision rather than being granted any cure period. In addition, companies that fall out of compliance with the minimum bid price requirement are issued a delisting decision without being granted any cure period if they have effectuated one or more reverse stock splits within a two-year period with a cumulative ratio of 250 shares or more to one.

Moreover, NASDAQ has proposed new rule changes in January 2026 to adopt as a continued listing requirement market value of listed securities (“MVLS”) of at least $5 million. Under the proposed rule changes, companies that fail to comply with the MVLS requirement would be subject to trading suspension and immediate delisting from NASDAQ, and the review by the Nasdaq Listing Qualifications Hearings Panel (the Hearings Panel) would be limited solely to factual errors.

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

We may be classified as a Passive Foreign Investment Company, or PFIC, for U.S. federal income tax purposes in 2025 and may continue to be, or become, a PFIC in future years, which may have negative tax consequences for U.S. investors.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of our gross income is “passive income” or (ii) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Based on our estimated gross income, the average value of our gross assets, and the nature of our business, we may be treated as a PFIC for the 2025 tax year and we may also be classified as a PFIC in future years. If we are treated as a PFIC for any taxable year during which a U.S. investor held the ADSs, certain adverse U.S. federal income tax consequences could apply to the U.S. investor.

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

We are a foreign private issuer and, as a result, are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and/or less frequent than those of U.S. domestic reporting companies. For example, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements. While our officers and directors are, effective March 18, 2026, required to make insider reports under Section 16(a) of the Exchange Act, our principal shareholders are exempt from the reporting under Section 16(a) of the Exchange Act, and our directors, officers and principal shareholders continue to be exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities continue to be owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Listing Rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

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

Our ordinary shares trade on the TASE, and the ADSs trade on NASDAQ. Trading on these markets take place in different currencies (U.S. dollars on NASDAQ and NIS on the TASE), and at different times (resulting from different time zones and different public holidays in the U.S. and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

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

We currently intend to use the net proceeds from our previous offerings, including under our ATM programs, to expand our clinical development program, expand our clinical development pipeline for additional drug products, including by way of possible acquisitions, expand our pre-clinical development activity and for general corporate purposes, including working capital requirements. However, our management will have broad discretion in the application of the net proceeds from our previous offerings. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from our previous offerings. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operations. Pending their use, we may invest the net proceeds from our previous offerings in a manner that does not produce income. The decisions made by our management may not result in positive returns on any investment by shareholders and shareholders will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

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

For a description of our principal capital expenditures for the three years ended December 31, 2025, see “Item 5. Operating and Financial Review and Prospects.”

B.	Business Overview

We are a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity. We are focused on advancing our lead program, CAPTN-3 - a platform of masked tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Capping technology confines immune activation to the TME, significantly expanding the therapeutic window versus unmasked T-cell engagers. The platform’s lead candidate, IM1240, is advancing toward the clinic and its second candidate, IM1305, is in preclinical development. Our pipeline also includes additional clinical-stage assets, for which further development is pending partnering of investment, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor in a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck.

●	CAPTN-3: A platform of masked tri-specific antibodies that simultaneously target tumor-associated antigens while engaging both T cells and NK cells. The capping technology confines immune activation to the TME by masking the CD3-binding arm in circulation and activating it only at the tumor site, significantly expanding the therapeutic window versus unmasked T-cell engagers. This technology presents a novel mechanism of action by unleashing both innate and adaptive immune responses at the TME to induce an optimal anti-tumor immune response. The platform’s lead candidates, IM1240 (capped-CD3x5T4xNKG2A) and IM1305 (capped-CD3xTROP2xNKG2A), are in preclinical development. IM1240 targets the 5T4 tumor-associated antigen, which is expressed in a variety of solid tumors and is associated with advanced disease, increased invasiveness, and poor clinical outcomes. Preclinical studies have shown sustained tumor regression in a triple-negative breast cancer in-vivo model and pronounced anti-tumor effects in non-small cell lung cancer and head and neck cancer patient-derived explants (PDEs). A toxicology study demonstrated an improved safety and pharmacokinetic profile for IM1240. In-vivo and in-vitro data demonstrated the platform’s plug-and-play capability and a potentially beneficial safety profile. During 2024, we held a pre-IND meeting with the FDA that provided a clear path forward for our development plan through Phase 1, and we expect to submit an IND application to the FDA for IM1240 during 2026 and plan to initiate a first-in-human study thereafter. IM1305 targets the TROP2 tumor-associated antigen.

●	CM24: CM24, is a humanized monoclonal antibody designed to block the interactions of Carcinoembryonic Antigen Related Cell Adhesion Molecule 1 (CEACAM1), a glycoprotein that plays a key role in immune regulation, cell adhesion, and tumor progression. CEACAM1 promotes tumor immune evasion and progression through multiple pathways. We have concluded a randomized, controlled, open-label, multicenter, proof-of-concept Phase 2 study for CM24 as a combination therapy with an anti-PD-1 checkpoint inhibitor and chemotherapy for the treatment of second-line pancreatic ductal adenocarcinoma (PDAC). The final data for the study demonstrated consistent improvement across all efficacy endpoints and also identified potentially predictive biomarkers, including pretreatment levels of CEACAM1 and neutrophil extracellular traps (NETs) in the serum and pretreatment levels of CEACAM1 in the tumor. Further development of this asset is planned upon partnering or obtaining sufficient investment to perform the next study.

●	NT219: A dual-inhibitor, small molecule that simultaneously targets Insulin Receptor Substrate 1 and 2 (IRS1/2) and Signal Transducer and Activator of Transcription (STAT3), two major survival signal transduction pathways driving the development of cancer drug resistance. We concluded a Phase 1 dose-escalation study evaluating NT219 as a monotherapy and in combination with cetuximab. NT219 demonstrated anti-tumor activity as a second-line treatment for patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. We entered into a research agreement with the University of Colorado Anschutz Medical Campus for an investigator-initiated Phase 2 study evaluating NT219 in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck in combination with cetuximab or pembrolizumab, which was initiated in June 2025. Further development of this asset is planned upon partnering or obtaining sufficient investment to perform the next clinical study.

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

CAPTN-3 - IM1240 and IM1305

CAPTN-3, our platform of tri-specific antibodies, is a multi-valent antibody designed to activate an anti-tumoral immune response against TAA positive tumors while expanding its therapeutic window through masking of the T cell engager arm.

The two features described below represent advantages of our tri-specific platform as they are intended to provide specific anti-tumor effects at the tumor site with reduced side effects, as well as efficient activation of the anti-tumoral immune response.

●	Dual activation of T cells and NK cells to induce a stronger specific immune response against cancer cells (Kyrysyuk et al., Annu. Rev. Immunol. 2023. 41:17–38); and

●	A cleavable capping system aimed at preventing systemic T cell activation, improving the safety profile and pharmacokinetic properties, and widening the therapeutic index.

The tri-specific platform is a ‘Plug-and-Play’ platform that allows incorporation of antibodies against various TAAs, and thereby can produce a pipeline of products that target multiple cancer types expressing these TAAs. It is also versatile in terms of the NK cell targets. In addition, CAPTN-3 incorporates a human serum albumin (HSA) binding domain designed to extend the molecule’s half-life.

The IM1240 therapeutic candidate is the platform’s lead candidate targeting the TAA 5T4 (capped CD3x5T4xNKG2A) and has distinctive features that we believe could allow it to outperform competitors. 5T4 is a well-studied TAA, minimally expressed in healthy tissues and associated with poor prognosis in multiple cancer types.

IM1240 demonstrated sustained tumor regression in a triple negative breast cancer in-vivo model as well as dose dependent activity and pronounced anti-tumor effects of the engager arms in non-small cell lung cancer PDEs. IM1240 demonstrated that cytokine release is 5T4-dependent and suppressed by the conditionally activated capping technology, suggesting a potentially beneficial safety profile of this tri-specific antibody. A non-human primate toxicology study demonstrated an improved safety and pharmacokinetic profile, supporting the advancement of IM1240 into IND-enabling development.

The data further demonstrated additional trispecific antibodies, suggesting CAPTN-3’s plug and play platform capability.

IM1305 is the second tri-specific antibody generated using the CAPTN-3 platform and is designed to target the tumor-associated antigen TROP2 while simultaneously engaging CD3 on T cells and NKG2A on NK cells and CD8⁺ T cells. TROP2 is broadly expressed across multiple solid tumors and has been associated with tumor progression and poor clinical outcomes. In in-vivo studies, IM1305 induced sustained tumor regression in humanized triple-negative breast cancer mouse models. Similar to IM1240, IM1305 incorporates the CAPTN-3 conditionally activated capping technology and an HSA moiety.

Transcriptomic analysis across approximately 11,000 TCGA samples shows NKG2A expression is strongly associated with tumor expression of 5T4 or TROP2, supporting inclusion of the NKG2A arm in CAPTN-3 designs.

CM24

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

CM24 has been evaluated as monotherapy at escalating doses up to 10mg/kg in a phase 1 clinical trial, where 27 patients with different cancers in advanced stages were treated with the monoclonal antibody. There were no dose limiting toxicities which were associated with CM24, nor any drug related mortalities. In a second Phase 1b study, CM24 at 3 dose levels, 10, 15 and 20mg/kg, was administered in combination with standard dose of nivolumab to a total of 14 patients with PDAC, Colorectal cancer (CRC) and papillary thyroid cancer. The combination of CM24 and nivolumab was well tolerated and demonstrated initial signals of efficacy. We completed a randomized, controlled, open label, multicenter Phase 2 study evaluating CM24 in combination with nivolumab and standard of care chemotherapy in 63 patients with pancreatic ductal adenocarcinoma as a second line treatment as compared to standard of care chemotherapy was initiated and enrollment was completed during December 2023.

We reported positive final results from the randomized Phase 2 study, which demonstrate clear and consistent improvement across all efficacy endpoints for CM24 in combination with nivolumab and Nal-IRI/5FU/LV chemotherapy. A biomarker enriched patient population analysis based on pretreatment ranges of serum CEACAM1 demonstrated significant improvement in the treatment arm over the control of 79% reduction in risk of death (HR 0.21, CI 0.04-1.06 P = 0.04) with median OS improvement of 5.1 months and over 90% reduction in risk of progression or death (HR < 0.1, CI 0-inf, P = 0.003) with median PFS improvement of 2.9 months and improvement in the treatment arm over the control in ORR of 50% vs. 0%. An additional subgroup analysis of 16 patients, based on a range of pretreatment serum CEACAM1 between 6,000 pg/mL and 15,000 pg/mL, together with patients with pretreatment tumor CEACAM1 levels of H score 115-275, demonstrated significant improvement in the treatment arm over the control of 78% reduction in risk of death (HR 0.22; CI (0.07-0.7); (P 0.006)) with median overall survival (OS) improvement of 3.7 months and 95% reduction in risk of progression or death (HR 0.05; CI (0.01-0.44); (P 0.0003)) with median PFS improvement of 2.9 months and improvement in the treatment arm over the control in ORR of 37.5% vs. 0%. An additional subgroup analysis of 24 patients, which comprised 80% of the patients in the study cohort, with a range of pretreatment serum CEACAM1 between 6,000 pg/mL and 15,000 pg/mL, together with patients with pretreatment serum MPO levels of 200 ng/mL and 600 ng/mL, demonstrated significant improvement in the treatment arm over the control of 61% reduction in risk of death (HR 0.39; CI (0.16-0.98); (P 0.039)) with median OS improvement of 2.4 months and 72% reduction in risk of progression or death (HR 0.28; CI (0.11-0.73); (P 0.006)) with median PFS improvement of 2.2 months  and improvement in the treatment arm over the control in ORR of 30.7% vs. 0%.

NT219

NT219 is a first-in-class drug candidate and, to the best of our knowledge, currently the only one that inhibits both IRS1/2 and STAT3. The inhibition of both has been demonstrated to be essential to facilitate a significant anti-tumor effect and overcome drug resistance.

NT219 binds covalently to IRS1 and IRS2 and targets them to degradation, gaining a sustained inhibition of IRS1/2-mediated signaling. Prolonged inhibition of STAT3 was also demonstrated, long after the drug was washed out.

NT219 inhibits major cancer survival pathways downstream IRS1/2, such as the AKT and the β-catenin, known to be involved in drug resistance, cancer stem cell renewal, immune evasion, and metastasis.

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

In the phase 1/2 dose escalation study of NT219 in combination with cetuximab, anti-tumor activity was observed in previously treated HPV negative 2L/3L R/M squamous cell carcinoma of head and neck cancer (SCCHN) patients. Overall, 25 patients were enrolled in the combination arm; 23 patients were evaluable for efficacy, 8 of which were at the highest dose levels of 50+100 mg/kg that reached or surpassed NT219 target exposure level. Out of these 8 patients, 2 patients demonstrated confirmed partial response (PR), and 3 patients demonstrated stable disease, representing ORR of 25% and disease control rate (DCR) of 62.5%. Median follow-up across all dose levels was 9.4 months (95% CI: 3.4-10.0, 8 out of 15 patients remaining in follow up). Safety profile was well tolerated and manageable up to and including at 100mg/kg. Most common treatment emergent adverse events (AEs) were infusion related reactions and nausea, and no treatment-related Grade 4/5 AEs were observed. Pharmacokinetic analysis demonstrated dose dependent increase. Biomarker analysis of biopsies collected from SCCHN patients before treatment with NT219 (50mg/kg) and cetuximab demonstrated enhanced activation of IGF1R and STAT3 in responders (PR) as compared to non-responding patients (progressed disease), suggesting these NT219’s targets as potential biomarkers for NT219+cetuximab therapy. Based on the phase 1/2 dose escalation study, we determined the RP2D for NT219 at 100mg/kg. In February 2025, we entered into a research agreement with the University of Colorado for an investigator-initiated Phase 2 study of NT219 in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck, which was initiated in June 2025 and is expected to conclude in June 2026.

Our Strategy

Our goal is to become a leading player in the development and commercialization of innovative drugs that treat unmet medical needs and can capitalize on significant market opportunities, focusing on oncology therapeutics.

Key elements of our strategy are to:

●	focus on oncology therapeutic assets for treatment of unmet medical needs, representing a significant market opportunity;

●	leverage our expertise in the clinical and regulatory processes in the United States, together with our research and development capabilities and network of professional advisors, to efficiently develop therapeutic candidates in pre-clinical and clinical stages of development and achieve marketing authorization;

●	expand our line of therapeutic candidates through the development of new therapeutic candidates based on our platform technology;

●	develop new disruptive and innovative technologies in collaboration with third parties, as well as using our in-house capabilities; and

●	cooperate with third parties, to both develop and commercialize therapeutic candidates in order to share costs and leverage the expertise of others.

Our oncology therapeutic candidates, CAPTN-3, our tri-specific platform with its leading therapeutic candidates, IM1240 and IM1305, CM24 and NT219, are further described below.

Our Development Programs

CAPTN-3 Tri-specific Platform

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

The increase in T cell engagers or more generally immuno-engagers that are in development is directly related to the progress in protein engineering technologies allowing to derive new antibody-based compounds with distinctive features. Compared to monospecific monoclonal antibodies, multi-specific constructs potentiate antibody-mediated effects, for example they can be used to “crosslink” immune cells and cancer cells expressing specific TAAs, they can bind two epitopes on the same target to avoid resistance or they can interact with several TAAs or several immune cells. Numerous formats of bispecific antibody-based therapeutic candidates are being investigated in clinical studies and the possibilities are further increasing with the emergence of tri- and multi-specific compounds some of which have already shown potential promising data and are entering clinical testing. The main field for all of these compounds is oncology, and in general, at least one of the specificities is intended to redirect T- or NK cells. Based on new research and clinical insights, the rationale for dual engagement of T and NK cells is attaining stronger recognition and this is one of the main features of our tri-specific platform.

CAPTN-3 Tri-specific Platform Description

Our CAPTN-3 tri-specific platform is comprised of conditionally activated tri-specific antibodies that engage both T cells and NK cells and a specific TAA to induce a strong, localized immune response within the TME. A cleavable capping technology confines the compound’s therapeutic activity to the local TME, which increases the anticipated therapeutic window in patients. This technology presents a novel mechanism of action by unleashing both innate and adaptive immune responses at the TME to induce an optimal anti-tumor immune response.

T cell engagement is achieved through binding CD3 using a commercially validated antibody fragment. CD3 is a protein complex associated with the T cell receptor on the surface of both CD4+ and CD8+ T cells. Agonistic binding to CD3ε triggers T cell activation that is mediated by Lck/Zap70 and leads to downstream activation of multiple signaling pathways such as NK-kB or NF-AT. Anti-CD3 is the backbone of the vast majority of bispecific T cell engagers (BiTE). Three products were already approved by the US FDA (Blinatumomab, CD3×CD19 in 2014 for acute lymphoblastic leukemia, Tebentafusp, CD3×IMCgp100 in 2022 for Uveal Melanoma, teclistamab, CD3xBCMA in 2022 for Multiple Myeloma and Tarlatamab CD3xDLL3 in 2024 for SCLC) and a large number other BiTE are currently in clinical development.

The NK cell mediated activity is manifested by the NK cell engager arms of NKG2A or NKG2D. The NKG2A arm of the tri-specific blocks the interaction between NKG2A, an inhibitory receptor expressed on NK cells or CD8+ T-cells, and the HLA-E ligand expressed on cancer cells. Blockage of the inhibitory effect of NKG2A-HLA-E interaction allows NK and T-cell activation and thereby, promotes tumor suppression, and consequently induces cell killing. The NKG2D of the tri-specific arm inhibits the interaction between NKG2D, an activating receptor expressed on NK cells and CD8+ T-cells, and its ligands expressed on cancer cells, eliciting cytotoxicity of NK and T cells against the tumor. This activation of NKG2D triggers cellular proliferation, cytokine production, and cancer cell killing.

In addition to its unique combination of the TAA, CD3 and NK cells binding arms, our CAPTN-3 tri-specific platform is also differentiated from competing products with a cleavable cap, which limits the compound’s therapeutic activity to the local TME. This cap is attached to the anti-CD3 moiety and blocks its interaction with circulating CD3 positive T cells thereby impeding potential off-tumor adverse reactions. The cap is designed to be cleaved-off by multiple TME-specific proteases, which increase the likelihood for cleavage by many tumor types. Upon removal of this cap, the anti-CD3 moiety of the molecule is freed to bind and activate T lymphocytes via CD3. In addition, the cap design incorporates a human serum albumin (HSA) binding domain designed to extend the molecule’s half-life.

Our lead tri-specific antibodies in preclinical development are IM1240, which targets 5T4 expressing tumors, and IM1305, which targets TROP2 expressing tumors.

IM1240: IM1240, our lead CAPTN-3 tri-specific antibody, targets the novel tumor associated antigen 5T4, which is expressed in a variety of solid tumors and is associated with advanced disease, increased invasiveness and poor clinical outcome. IM1240 is directed towards 5T4 (also known as trophoblast glycoprotein (TPBG)), using a proprietary set of complementarity-determining regions (CDRs). 5T4 is an oncofetal surface protein that is not found on adult healthy tissues but is abnormally expressed in several cancer types. This specific expression pattern as well as the correlation with poor prognosis in different cancer diseases such as lung, gastric, head and neck and other cancers makes it an ideal TAA for various therapeutic approaches.

Preclinical data

IM1240 is the outcome of significant lead optimization work to maximize the compounds properties in terms of affinity, efficacy and safety. The different tribodies demonstrated high affinity for 5T4, CD3 and NK cell inhibitory receptor and efficient anti-tumor responses in in vitro killing assays.

The benefit of the dual T cell/ NK cell activation was demonstrated in cytotoxicity assays against various 5T4+ cancer cells lines, and in an autologous patient-derived non-small cell lung cancer (NSCLC) explant study, where the 5T4xCD3xNK tri-specific was more potent than either the 5T4xCD3 or the 5T4xNK variants. In terms of specificity no cytotoxicity was observed in 5T4 negative cancer cells.

The relevance and robustness of the cleavable capping system was investigated in xenograft models using immune-competent mice. Sustained tumor regression was achieved with the tri-specific harboring a cleavable cap. The effect was superior to a variant with no cap, illustrating the detrimental effect of peripheral engagement of tumor-irrelevant T cells. The efficacy was completely lost using a variant with non-cleavable cap in which the CD3 arm of the tri-specific remained blocked.

Additional preclinical data for IM1240 demonstrated that:

●	IM1240, demonstrated high affinity binding towards CD3 & NKG2A proteins and CD3 & NKG2A expressing cells, while no binding was detected using the mutated versions of the tri-specific, indicating specificity. The synergistic effects of the aCD3 and aNKG2A arms in suppressing 5T4+ NSCLC PDEs at 10nM were demonstrated, emphasizing CAPTN-3’s potential advantage in a clinically relevant biological assay. A dose-dependent effect of IM1240 was shown.

●	Sustained tumor regression in triple negative breast cancer humanized mice was demonstrated for the capped tri-specific, which was superior to the uncapped tri-specific. No effect was shown with the non-cleavable capped tri-specific whose CD3 binding function is irreversibly blocked.

●	Cytotoxic effect and binding to CD3 was fully recovered following capping cleavage.

●	PBMC-mediated cytotoxicity against 5T4+ cancer cells was demonstrated at picomolar EC50 while no effect was observed in 5T4- cancer cells.

●	IM1240 and non-capped tri-specific inhibited NKG2A-HLA-E interaction in a dose-dependent manner, while NKG2A mutated tri-specific had no effect.

●	NK cell mediated cytotoxicity against HLA-E expressing cancer cells was demonstrated, while NKG2A mutated tri-specific had no effect.

●	A cytokine release assay from hPBMC showed a 5T4+ cancer cell dependency and was inhibited by the cap, showing superior safety profile.

●	Plug and Play abilities of the platform were demonstrated through different tribodies targeting 5T4 (aCD3xa5T4xaNKG2A), EGFR (aCD3xaEGFRxaNKG2A) and NKG2D (aCD3xa5T4xaNKG2D) which demonstrated low nM and selective binding to cells overexpressing the target, and efficient PBMC and NK mediated cytotoxicity.

In September 2025, we announced that research by Dr. Amir Horowitz of the Tisch Cancer Institute at the Icahn School of Medicine at Mount Sinai Dr. Amir Horowitz demonstrated that IM1240 induces tumor cell death in treatment-resistant head and neck cancer biopsies. Using fresh biopsies of head and neck squamous cell carcinoma (HNSCC) patients who have acquired resistance to anti-PD1 therapy, the results have shown induction of cancer cell apoptosis by the tri-specific IM1240 (capped-CD3x5T4xNKG2A), while none of the related variant bispecifics, having either a non-functional CD3 arm (5T4xCD3) or NKG2A arm (5T4xNKG2A), showed an effect. The results correlate with patient-derived NSCLC tumor explants previously reported and suggest a synergistic effect of the CD3 and the NKG2A arms, a design which is unique to our CAPTN-3 platform. Additionally, robust data analysis representing of approximately 26,000 human transcriptomes across most solid tissues suggests that NKG2A expression is consistently accompanied by both HLA-E and 5T4 in solid tissues, but not in blood, supporting the design of IM1240 that targets 5T4 and potentially reducing safety concerns.

In October 2025, we announced that we had achieved a manufacturing and scalability milestone with a commercially viable yield for IM1240. We have developed a high-efficiency manufacturing and purification process for developing IM1240.

In December 2025, we reported positive new data preclinical data for IM1240, generated in collaboration with the laboratory of Dr. Amir Horowitz of the Tisch Cancer Institute at the Icahn School of Medicine at Mount Sinai:

●	IM1240 demonstrated significant anti-tumor activity in three PD1–resistant ex-vivo models, including new results in HNSCC patient-derived biopsies. In these studies, IM1240 induced tumor cell apoptosis, with anti-tumor activity dependent on both CD3 and NKG2A arms.

●	IM1240’s immune-mediated anti-tumor activity in PD1-resistant NSCLC patient derived explants was evidenced by a significant increase in IFNγ secretion.

●	To discern IM1240’s selectivity, a transcriptomic analysis of ~11,000 TCGA (The Cancer Genome Atlas) human samples showed that NKG2A expression co-occurs with 5T4 in solid tissues, which provides rationale for inclusion of the αNKG2A arm unique to the CAPTN-3 platform.

In January 2025, we successfully completed a non-human primates toxicology study of IM1240. In the study, IM1240 demonstrated a favorable safety and tolerability profile, with hematologic findings that align with its expected pharmacodynamic effects on immune activation. The CD3 capping design of IM1240 showed clear differentiation compared with the non-capped comparator, IM1222, enabling a significant reduction in immune-related effects, including cytokine release, which remained modest, even at doses up to 300-fold higher than those of the non-capped antibody. IM1240 demonstrated a favorable pharmacokinetic profile in the study, characterized by increased systemic exposure and a prolonged circulating half-life. Pharmacokinetic analyses showed dose-dependent and proportional increases in exposure, as reflected by both AUC and Cmax. In addition, efficacy observed in vivo in tumor-bearing mice occurred at exposures meaningfully lower than those achieved in the study, further supporting IM1240’s advantageous therapeutic window.

Competitive Oncology Drugs in Development that Target 5T4

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

IM1305: IM1305 (capped-CD3xTROP2xNKG2A), our second CAPTN-3 tri-specific antibody, contains a masked anti-CD3 arm, as well as an anti-NKG2A arm, and an anti-TROP2 arm. The potent anti-CD3 arm is masked at the periphery with a cleavable cap, designed to be removed specifically in the TME, which is expected to reduce the risk of off-target cytokine release and potentially enables higher dosing to achieve increased efficacy.

Encouraging preclinical results targeting TROP2 have demonstrated sustained tumor regression of human triple negative breast cancer (TNBC) in a mouse model, with no detectable tumor recurrence following treatment completion. Significant cell death induction was demonstrated in multiple tumor types, including TNBC, tongue and hypopharyngeal cancers, pancreatic and gastric cancers, at remarkably low doses (EC50 1-5 pM).

TROP2 is broadly expressed across major solid tumors (e.g., breast, lung, gastrointestinal, ovarian) and is associated with poor prognosis. Supported by prior clinical validation from approved TROP2-directed antibody-drug conjugates (ADCs), the broad potential of targeting TROP2 makes it a compelling target for the CAPTN-3 platform. Unlike ADCs or monospecific antibodies, CAPTN-3 combines selective TROP2 binding with multi-effector immune recruitment (T and NK cells). This immune synapse–driven cytotoxicity is expected to potentially be independent of TROP2 density, providing a strong rationale for activity in non-ADC settings and across diverse tumor types.

Preclinical data for IM1305 demonstrated that:

●	The adaptability of the CAPTN-3 platform and demonstrated high-affinity binding to both TROP2 and NKG2A (EC₅₀ ~2 nM).

●	Potent PBMC-mediated tumor cell killing was observed at low concentrations (EC₅₀ 1–5 pM) across multiple tumor types, including triple-negative breast, gastric, pancreatic, and head and neck cancers.

●	Like IM1240, IM1305’s anti-cancer activity and CD3 binding were fully restored after cap cleavage, a critical component of CAPTN-3’s conditional activation design.

●	In humanized triple-negative breast cancer mouse models, IM1305 induced sustained tumor regression at low doses (p < 0.0001), reinforcing the platform’s broad application potential.

Competitive Oncology Drugs in Development that Target TROP2

We face potential competition from companies developing therapies targeting TROP2, as well as those utilizing proteolytically cleaved, conditionally activated platforms. Several companies are advancing TROP2-targeted therapies, including antibody-drug conjugates (ADCs), bispecific antibodies and T-cell engagers, which may directly compete with IM1305. In particular, TROP2-targeted ADCs have been approved or are in late-stage clinical development for multiple solid tumor indications, including sacituzumab govitecan and datopotamab deruxtecan, and additional TROP2-directed biologics and cell-engaging therapies are being investigated. Additionally, several companies are developing conditionally activated biologics designed to enhance tumor selectivity while minimizing off-tumor toxicity. The potential of our approach differentiates IM1305, we believe, by virtue of its multi-specific mechanism of action, which is designed to simultaneously engage tumor cells, T cells and NK cells while confining immune activation to the tumor microenvironment.

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

Based on the emerging role of NETs in cancer and the positive findings of our study in this selected population overlapping with CEACAM1 expression, we are planning a 3-arm Phase 2b study comparing either CM24 plus a PD-1 inhibitor or CM24 monotherapy to standard of care chemotherapy in multiple tumor types selected based on their NET and CEACAM1 expressions. This design will also investigate the contribution of parts in regard to the need for PD1 blockade on top of CM24. We plan to target patients with higher serum levels of CEACAM1 and MPO, as they are potentially more likely to benefit from CM24 treatment. We plan to initiate this study upon partnering or obtaining sufficient investment to perform this study.

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

Clinical Development

The NT219 clinical development strategy will align with preclinical findings, focusing on STAT3 and IRS/AKT pathway inhibition as key resistance mechanisms. Initial tumor targets will reflect MEK/ERK pathway involvement, particularly those with erb-b pathway dependence or driver mutations. Additionally, evidence of NT219’s single-agent activity in preclinical studies will be considered in the clinical plan.

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

In February 2025, we entered into a research agreement with the University of Colorado for an investigator-initiated Phase 2 study evaluating NT219 in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck, which was initiated in June 2025.

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

CAPTN-3 Tri-specific Platform

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

●	Patent Family 2 relates to conditionally activated tri-specific antibodies that engage T cells, and tumor cells using two arms targeting tumor antigens. A patent has been granted in China. National Phase applications have been entered and are pending in China (as a divisional), Europe, Hong Kong, and the United States. The expected term of any granted national phase application is March 26, 2044, not including patent term extension.

●	In addition, we own two additional patent families related to conditionally activated tri-specific antibodies that engage T cells, NK cells and tumor cells and cover different TAAs with their respective CDRs and compositions thereof, and methods of use thereof for treating cancer as well as GvHD, viral or bacterial infections. National phase applications for a patent family related to anti 5T4 antibodies have been entered in Australia, Brazil, Canada, China, Eurasia (allowed), Europe, Israel, India, Japan, the Republic of Korea, Mexico, and the United States. A U.S. provisional patent application related to conditionally activated tri-specific antibodies targeting trophoblast cell surface antigen 2 (TROP2) has also been filed in 2025.

CM24

FameWave’s patent and patent application portfolio, covering the entire CEACAM1 antibody termed CM24 and other antibodies and uses thereof, includes six patent families, covering anti CEACAM1 antibodies and their uses in the treatment of cancer and other diseases.

●	Patent Family 1 relates to anti-human CEACAM1 antibodies, hybridoma cells producing these antibodies and methods of using the antibodies. United States patents as well as European counterparts were granted, as well as patents in Brazil, Canada, China, Israel, Japan, Korea and Russia, all of which have a maximum term of April 29, 2030. The European patents were validated in France; Germany; Ireland; Italy; The Netherlands; Poland; Spain; Switzerland; and United Kingdom.

●	Patent Family 2 relates to antibodies (in particular chimeric antibodies) as well as molecules having at least the antigen-binding portion of an antibody against the human protein CEACAM1. Two United States patents as well as two European counterparts were granted. The European patents are validated in Germany, France, Spain, Italy, United Kingdom, Ireland, The Netherlands, Poland and Switzerland. Patents were also granted in Brazil, Canada, China, India, Israel, Japan, Korea and Russia. The patents of this family have a maximum term of October 10, 2032, except for the U.S. patents that has a maximum term of May 22, 2030.

●	Patent Family 3 relates to compositions comprising anti-human CEACAM1 antibodies, compositions comprising antibodies capable of inhibiting or blocking the interaction between PD-1 and its ligands, and methods for their combined use in treating cancer. Patents have been granted in the United States, Europe (2 patents), Brazil, Canada, China, India, Japan, Korea, Mexico and Russia. The European patents were validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France, Switzerland and Poland. These patents have a maximum term of November 25, 2034.

●	Patent Family 4 relates to humanized antibodies, including CM24, capable of specific binding to human CEACAM1 molecules containing human-to-murine back-mutations in non-CDR variable regions, and their encoding polynucleotide sequences. Patents have been granted in the United States (2 patents), Europe, Brazil, Canada, China, Eurasia (validated in Russia), India, Israel, Japan Korea and Mexico (2 patents) with a maximum term of April 27, 2035. The European patent was validated in United Kingdom, Ireland, The Netherlands, Germany, Spain, Italy, France, Switzerland and Poland. A continuation-in-part application is pending in the United States.

●	Patent Family 5 relates to use of CM24 in inhibition of NET-mediated activities and in prevention and treatment of pathologies associated with these activities. An international (PCT) application was filed on November 9, 2023, claiming priority from U.S. provisional applications filed on November 10, 2022, and September 21, 2023. National phase applications were filed and are pending in the US, Israel, Japan, Mexico, Korea, India, Europe, Russia, China, Canada, and Brazil.

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

THM and Ramot may terminate the THM License Agreement and/or the license if (i) the first commercial sale of the product has not been made within two years from FDA or CE marketing approval; (ii) FameWave breaches any of its obligations under the THM License Agreement and such breach is not cured within 60-90 days, depending on the materiality of the breach; (iii) FameWave becomes insolvent, or petitions are filed against it under insolvency laws; (iv) FameWave has ceased to carry on business as an ongoing concern; or (v) FameWave has challenged, challenges, or causes any third-party to challenge, the intellectual property rights or other rights or THM or Ramot to the licensed information anywhere in the world.

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

●	Patent Family 1 relates to compounds modulating the insulin-like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. This family includes a U.S. patent which is due to expire on April 2, 2028.

●	Patent Family 2 also relates to compounds modulating the insulin-like growth factor receptor signaling and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer, and specifically discloses and claims NT219. Patents were granted in Europe and Israel, and have a maximum term of June 7, 2029, and in the United States, with a maximum term of April 2, 2028. A reissue application of the U.S. patent has been filed. The European patent was validated in France, Germany, Italy, The Netherlands, Spain, Switzerland, and the United Kingdom.

●	Patent Family 3 relates to compounds having a benzo[e][1,3]thiazin-7-one core and methods of using these compounds as chemotherapeutic agents for the treatment of protein kinase related disorders, in particular cancer. Patents were granted in Europe and the United States, with a maximum term of December 27, 2031, and April 9, 2032, respectively. The European patent was validated in France, Germany, Italy, Spain, and the United Kingdom.

●	Patent Family 4 relates to combinations of the compounds disclosed in Patent Families 1-3, acting as dual modulators of IRS and STAT3, with various targeted drug classes (inhibitors of EGFR, mTOR; MEK or mutated B-Raf), as well as chemotherapeutic agents (Gemcitabine, 5-FU, Irinotecan and Oxaliplatin), and use of such combinations for the treatment of cancer. Patents were granted in Australia, Brazil, Canada, China, Europe, Japan and Israel, and have a maximum term of February 4, 2036, and in the United States, with a maximum term of August 12, 2036. A patent application is pending in the United States. The first European patent was validated in Switzerland, Germany, Spain, France, Great Britain, Ireland, Italy and The Netherlands. The second European patent is being validated in Switzerland, Spain, Great Britain, Ireland and through the Unitary Patent system.

●	Patent Family 5 relates to specific combinations of the compounds disclosed in Patent Families 1-3, with various antibodies against PD-1 protein and/or anti-programmed cell death protein 1 ligand (PD-L1). Patents were granted in Japan, Israel, Mexico and Russia and have a maximum term of November 16, 2037. Patent applications are pending in Brazil, Canada, China, Europe and the United States.

●	Patent Family 6 relates to NT219 trans isomer, a method to prevent its conversion from the trans active form to a less active form (cis) and a method of maintaining the active form during manufacturing, storage and handling until administered to the patient. A Chinese patent was granted and has a maximum term of February 17, 2042. Patent applications are pending in Brazil, Canada, China, Europe, India, Israel, Japan, Korea, Mexico, and the United States.

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

Market exclusivity

In the branded pharmaceutical industry, a significant part of a branded drug’s commercial value is usually realized during the period in which the product has market exclusivity. In the U.S. and some other countries, when market exclusivity expires and generic versions of a product are approved and marketed, there can often be substantial and rapid declines in the branded product’s sales. The rate of this decline varies by country and by therapeutic category, and by the number of generic competitors entering the market, among other factors; however, following patent expiration, branded products may continue to have market viability based upon the goodwill associated with the product name, which may benefit from trademark protection.

A pharmaceutical brand product’s market exclusivity is generally determined by two forms of intellectual property: patent rights held by the brand company and regulatory forms of exclusivity to which the NDA-holder is entitled.

Patents are an important factor in determining market exclusivity for many branded pharmaceuticals. Patents generally provide the patent holder with the right to exclude others from making, using, offering for sale, selling, or importing an invention related to the medicine. Patents may cover, among other things, the active ingredient(s), various uses of a drug product, pharmaceutical formulations, drug delivery mechanisms and processes for (or intermediates useful in) the manufacture of products, and polymorphs. Protection for individual products extends for varying periods in accordance with the expiration dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage and the availability of meaningful legal remedies in the country.

Market exclusivity is also sometimes influenced by regulatory exclusivity rights. Many developed countries provide certain non-patent incentives for the development of medicines. For example, the U.S., the European Union and Japan each provide for a minimum period of time after the approval of a new drug during which the regulatory agency may not rely upon the data of the original applicant to approve a competitor’s generic copy. Regulatory exclusivity rights are also available in certain markets as incentives for research on new indications, on orphan drugs and on medicines useful in treating pediatric patients. Regulatory exclusivity rights are independent of any patent rights and can be particularly important when a drug lacks broad patent protection. Most regulatory forms of exclusivity, however, do not prevent a competitor from gaining regulatory approval prior to the expiration of regulatory data exclusivity on the basis of the competitor’s own safety and efficacy data on its drug, even when that drug contains the same active ingredient or is otherwise identical to that marketed by the original applicant.

It is not possible to predict the length of market exclusivity for any of our branded products with certainty because of the complex interaction between patent and regulatory forms of exclusivity, and inherent uncertainties concerning patent litigation. There can be no assurance that a particular product will enjoy market exclusivity for the full period of time currently estimated or that the actual period of exclusivity will correspond to our estimates.

Government Regulations and Funding

Pharmaceutical companies are subject to extensive regulation by foreign, federal, state and local agencies, such as the FDA in the U.S., the Ministry of Health in Israel, or the various European and other regulatory authorities. The manufacture, distribution, marketing and sale of pharmaceutical products are subject to government regulation in the U.S. and various foreign countries. Additionally, in the U.S., we must follow the rules and regulations established by the FDA requiring the presentation of data indicating that our products are safe and efficacious and are manufactured in accordance with cGMP guidelines. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, our products may be subject to detention and/or seizure, shipments of our products could be refused entry into the United States, and we may be criminally prosecuted. We and our manufacturers and CROs may also be subject to regulations under other foreign, federal, state and local laws, including, but not limited to, the U.S. Occupational Safety and Health Act, the Resource Conservation and Recovery Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries. As a result, pharmaceutical companies must ensure their compliance with the Foreign Corrupt Practices Act.

These regulatory requirements impact our operations and differ from one country to another, so that securing the applicable regulatory approvals of one country does not necessarily imply the approval of another country. The approval procedures involve high costs and are manpower intensive, usually extend over many years and require highly skilled and professional resources.

U.S. Food and Drug Administration Approval Process

The steps usually required to be taken before a new drug may be marketed in the U.S. generally include:

●	completion of preclinical laboratory and animal testing;

●	completion of required chemistry, manufacturing and controls testing;

●	the submission to the FDA of an IND application, which must be evaluated and found acceptable by the FDA before human clinical trials may commence;

●	performance of (or reference to) adequate human clinical trials and studies to establish the safety, pharmacokinetics and efficacy of the proposed drug for its intended use;

●	submission and approval of an NDA or BLA; and

●	agreement with FDA of the language on the package insert.

Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, what types of patients may enter the study, schedules of tests and procedures, drugs, dosages, and length of study, as well as the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND review process.

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

The clinical testing of a drug product candidate generally is conducted in three sequential phases prior to approval, but the phases may overlap or be combined. A fourth, or post approval, phase may include additional clinical studies. The phases are generally as follows:

●	Phase I. The Phase I clinical trial is generally conducted on 15-40 patients with advanced metastatic cancers for drugs intended for oncology indications or healthy volunteers for all other indications. Phase I clinical trials typically involve administering escalating doses of the therapeutic candidate in the participants to assess safety, dosage tolerance, determine the maximal tolerated dose (MTD and potentially also the recommended Phase 2 dose (RP2D) and for small non-biological compounds also, absorption, metabolism, distribution and excretion. ;

●	Phase II. The Phase II clinical trial involves administering the therapeutic candidate to a small population of sick patients to identify possible adverse events, or safety risks, and preliminary indicia of efficacy for the targeted disease or medical condition;

●	Phase III. The Phase III clinical trial usually comprises multi-center, double-blind controlled trials in hundreds or even thousands of subjects at various sites to assess as fully as possible both the safety and the effectiveness of a drug. Specifically, the Phase III clinical trial is intended to make a comparison between the therapeutic candidate and the standard therapy and/or placebo. These trials are intended to establish the overall benefit/risk profile of the product and to provide an adequate basis for product labeling; In certain circumstances, particularly in oncology indications involving serious or life-threatening diseases or limited treatment options, clinical trials may be conducted as single-arm, open-label studies without a control group. In such cases, regulatory authorities may evaluate the results using alternative endpoints or comparisons to “real world data”; and

●	Phase IV. In some cases, the FDA may condition approval of an NDA/BLA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase IV clinical trials.

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

Assuming completion of all required testing in accordance with all applicable regulatory requirements, detailed information on the product candidate is submitted to the FDA in the form of an NDA/BLA, requesting approval to market the product for one or more indications, together with payment of a user fee, unless waived. An NDA/BLA includes all relevant data available from pertinent nonclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the chemistry, manufacture, controls and proposed labeling, among other things. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the product candidate for its intended use to the satisfaction of the FDA.

If an NDA/BLA submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA’s goal is to complete its initial review and respond to the applicant within ten months of submission, unless the application relates to an unmet medical need, or is for a serious or life-threatening indication, in which case the goal may be within six months of NDA submission. However, PDUFA goal dates are not legal mandates, and the FDA response often occurs several months beyond the original PDUFA goal date. Further, the review process and the target response date under PDUFA may be extended if the FDA requests or the NDA/BLA sponsor otherwise provides additional information or clarification regarding information already provided in the NDA/BLA. The NDA/BLA review process can, accordingly, be very lengthy. During its review of an NDA/BLA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations. Data from clinical studies are not always conclusive and the FDA and/or any advisory committee it appoints may interpret data differently than the applicant.

After the FDA evaluates the NDA/BLA and performs a pre-approval inspection, or “PAI”, on manufacturing facilities where the drug product and/or its API will be produced. The FDA may also conduct Bioresearch Monitoring, or “BIMO”, at clinical and potentially key laboratories that participated in the Phase III trial. The FDA will either approve commercial marketing of the therapeutic candidate with prescribing information for specific indications or issue a complete response letter indicating that the application is not ready for approval and stating the conditions that must be met in order to secure approval of the NDA. If the complete response letter requires additional data and the applicant subsequently submits that data, the FDA nevertheless may ultimately decide that the NDA/BLA does not satisfy its criteria for approval. The FDA could also approve the NDA/BLA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-marketing testing. Such post-marketing testing may include Phase IV clinical trials and surveillance to further assess and monitor the product’s safety and efficacy after approval. Regulatory approval of drug product candidates for serious or life-threatening indications may require that participants in clinical studies be followed for long periods to determine the overall survival, or OS, benefit of the drug product candidate.

If the FDA approves one of our therapeutic candidates, we will be required to comply with a number of post-approval regulatory requirements. We would be required to report, among other things, adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling for any of our therapeutic candidates. Also, quality control and manufacturing procedures must conform to cGMP for approved drug products after our NDA/BLA is approved, if at all, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and recordkeeping requirements. If we seek to make certain changes to an approved product, such as certain manufacturing changes, we may be required to submit a supplemental application to the FDA and, depending on the nature of the change, obtain FDA review and approval before the change can be implemented. For example, if we change the manufacturer of a product or our API, the FDA may require stability or other data from the new manufacturer, and such data will take time and are costly to generate, and the delay associated with generating these data may cause interruptions in our ability to meet commercial demand, if any. While physicians may use products for indications that have not been approved by the FDA, we may not label or promote the product for an indication that has not been approved. Securing FDA approval for new indications is similar to the process for approval of the original indication and requires, among other things, submitting data from adequate studies that demonstrate the product’s safety and efficacy in the new indication. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all.

Section 505(b)(1) New Drug Applications

A Section 505(b)(1) NDA or BLA, known as the “full NDA or BLA,” is an application that contains full reports of investigations of safety and efficacy performed by the drug sponsor. CM24, IM1240 and NT219 are not a combination therapeutic candidate or a therapeutic candidate that is comprised of an API that has already undergone some or all necessary human clinical trials in another therapeutic candidate. Therefore, if CM24, IM1240 or NT219 are approved for human clinical trials by the FDA or any foreign regulatory agency and show adequate safety and efficacy data in human clinical trials, we anticipate that CM24, IM1240 and NT219 will require a 505(b)(1) BLA or NDA.

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

Regarding marketing approval for new drugs, the centralized procedure, managed by the European Medicines Agency (EMA), allows for a single application for marketing authorization valid across all EU Member States. The European Commission is the authorizing body for all centrally authorized products and makes a legally binding decision based on EMA’s recommendation. Once granted by the European Commission, the centralized marketing authorization is valid in all EU Member States as well as in the European Economic Area (EEA) countries: Iceland, Liechtenstein, and Norway. Our therapeutic candidates, such as CM24, NT219 or IM1240, may be approved through the centralized process.

The Israeli Ministry of Health

Our operations may be subject to permits from the Israeli Ministry of Health as follows:

First, pertaining to the import of drugs and/or raw materials, we are required to apply to the Israeli Ministry of Health (“IMOH”) for approval from its medical devices and accessories unit (AMAR).

Second, pertaining to research and development, when we conduct trials in humans in Israel, the trials will be subject to the approval of the local (medical center) as well as the higher (IMOH) Helsinki Committee, which acts by force of the Public Health Regulations (Trials in Human Beings), 1980 (Trials in Human Subjects Regulations), as amended, and according to the guidelines of the Helsinki Declaration, or any other approval required by the Ministry of Health. According to the Trials in Human Beings Regulations, the Helsinki Committee must approve every experimental process that involves human beings. The Helsinki Committee is an institutional committee that acts in the medical institution in Israel where the trial is performed and is the party that approves and supervises the entire trial process. In practice, the physician, who is the principal investigator in the trial, submits an application that includes, among other documents, the investigator brochure, clinical trial protocol and the informed consent form, on behalf of the requesting party. This committee may request changes and/or additional documents. Applications that are approved by the Helsinki Committee are forwarded to the “high committee” at the IMOH, which reviews all documents. The IMOH may request additional changes or documents (such as an Investigational Medicinal Product Document, or, for short, IMPD, which includes details regarding the manufacturing testing and quality of the drug to be tested) as part of its approval process. The IMOH sends its decision to the medical institute. According to the procedure for medical trials in human beings of the IMOH, the Helsinki Committee will not approve performance of a medical trial unless it is absolutely convinced that the following conditions, among others, are fulfilled: (a) the expected benefits for the participant in the medical trial and to the requesting party justify the risk and the inconvenience involved in the medical trial to its participant; (b) the available medical and scientific information justifies the performance of the requested medical trial; (c) the medical trial is planned in a scientific manner that enables a solution to the tested question and is described in a clear, detailed and precise manner in the protocol of the medical trial, conforming with the Helsinki principles Declaration; (d) the risk to the participant in the medical trial is as minimal as possible; (e) optimal monitoring and follow-up of the participant in the medical trial; (f) the initiator, the Principal Investigator and the medical institute are capable and undertake to allocate the resources required for adequate execution of the medical trial, including qualified personnel and required equipment; (g) the Principal Investigator and the sub-investigator(s) have the appropriate training in the conduct of clinical trials and have necessary professional experience in conducting such clinical trials; the investigators will follow GCP guidelines, the IMOH and local SOPs; and (h) the nature of the commercial agreement with the Principal Investigator and the medical institute does not impair the adequate performance of the medical trial. The IMOH also licenses and regulates the marketing of pharmaceuticals in Israel, requiring the relevant pharmaceutical to meet internationally recognized cGMP standards.

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

Other U.S. Healthcare Laws and Compliance Requirements

For products distributed in the United States, we are also subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct our business. Potentially applicable federal and state healthcare laws and regulations that may affect our business include, but are not limited to, the following:

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

The scope and enforcement of federal and state healthcare laws and regulations are broad and often uncertain and subject to change. Compliance efforts may involve substantial costs and resources and federal or state regulatory authorities may review and challenge our prior, current, and/or future activities under these laws. Any action against us for an alleged or suspected violation, regardless of the outcome or success of our defense against such actions, could have a material adverse effect on our reputation, business, results of operations, and financial condition, causing us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations or business arrangements are found to be in violation of any such requirements, we may be subject to penalties, including civil or criminal penalties, monetary damages, the curtailment or restructuring of our operations, or exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, any of which could adversely affect our financial results.

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

Legislative and Regulatory Reform of the United States Healthcare System

In the United States, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, impact our business and any of our therapeutic candidates or any other therapeutic candidate that we may develop or acquire in the future. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, could have a material adverse effect on our reputation, business, financial condition, or operations.

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

These structural changes could entail further modifications to the existing system of private payers and government programs (such as Medicare, Medicaid, and the Children’s Health Insurance Program), creation of government-sponsored healthcare insurance sources, or some combination of both, as well as other changes. Restructuring the coverage of medical care in the U.S. could impact the reimbursement for prescribed drugs and pharmaceuticals, including products we and our development or commercialization partners are currently developing or those that we may commercialize or promote in the future. If reimbursement for any product we may commercialize is substantially reduced or otherwise adversely affected in the future, or rebate obligations associated with them are substantially increased, it could have a material adverse effect on our reputation, business, financial condition or results of operations.

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

For example, during his first term in office, President Trump supported the repeal of all or portions of the ACA. President Trump also issued an executive order in which he stated that it is his administration’s policy to seek the prompt repeal of the ACA and in which he directed executive departments and federal agencies to waive, defer, grant exemptions from, or delay the implementation of the provisions of the ACA to the maximum extent permitted by law. Congress has enacted legislation that repeals certain portions of the ACA, including but not limited to the Tax Cuts and Jobs Act, passed in December 2017, which included a provision that eliminates the penalty under the ACA’s individual mandate, effective January 1, 2019, as well as the Bipartisan Budget Act of 2018, passed in February 2018, which, among other things, repealed the Independent Payment Advisory Board (which was established by the ACA and was intended to reduce the rate of growth in Medicare spending).

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

Trump’s current administration has also taken several measures focusing on healthcare and drug pricing and access in particular. For example, President Trump has signed multiple executive orders addressing drug pricing including: on April 15, 2025, outlining several actions the Secretary of the Department of HHS must take to optimize healthcare regulations that will provide access to prescription drugs at lower costs; on May 5, 2025, aiming to promote domestic production of critical medicines; and on May 12, 2025, aiming to establish a most-favored-nation (“MFN”) drug pricing policy that would tie U.S. drug prices to the prices paid for drugs in other countries. On November 6, 2025, CMS announced a new voluntary payment initiative called the GENEROUS Model (GENErating cost Reductions for U.S. Medicaid Model) where drug manufacturers may voluntarily offer supplemental rebates to participating state Medicaid programs that are intended to provide such Medicaid programs with a MFN price for participating manufacturers’ products. On December 23, 2025, CMS published two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the GLOBE Model (Global Benchmark for Efficient Drug Pricing Model) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the GUARD Model (Guarding U.S. Medicare Against Rising Drug Costs) for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. On February 5, 2026, the Trump administration launched the TrumpRx platform designed to allow consumers to purchase certain drugs at reduced prices as negotiated between the drug manufacturers and the Trump administration.

On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation, and replaces the Part D coverage gap discount program with a new discounting program. The IRA also authorizes HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. On July 4, 2025, President Trump signed the One Big Beautiful Bill Act into law which, among other things, is expected to reduce funding to federal healthcare programs, imposes additional requirements to be eligible for healthcare, and clarifies exclusions for orphan drugs under IRA’s Drug Price Negotiation Program. On January 15, 2026, President Trump also called on Congress to enact “The Great Healthcare Plan,” to, among other things, codify and expand MFN pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit managers. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation on us. Furthermore, we cannot predict what actions the Trump administration may implement in connection with initiatives to reform the United States’ healthcare system including the Healthcare Reform Law or IRA. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future, if applicable.

Grants from the Israel Innovation Authority IIA.

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

As of December 31, 2025, TyrNovo had received grants from the IIA in a total amount of approximately NIS 5.5 million (approximately $1.73 million), no royalties had been paid in respect to the grants received by TyrNovo from the IIA. There is no guarantee that TyrNovo will receive any further grants from the IIA or that the grants will be in the scope received in the past.

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

All of our facilities are leased, and we do not own any real property. The principal executive offices for Purple Biotech, TyrNovo, FameWave and Immunorizon are in a commercial office building located in the Science Park in Rehovot, Israel. On July 27, 2025, we signed an amendment to our existing lease agreement for this office

The agreement extends the lease term by 12 months, running from January 1, 2026, through December 31, 2026. Additionally, we were granted an option to extend the lease for another 48 months, potentially continuing the term until December 31, 2030. This option renews automatically unless we provide written notice of our intent not to renew at least 150 days before the end of the 2026 extension.

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

Overview

We are a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity. We are focused on advancing our lead program, CAPTN-3 - a platform of masked tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Our masking technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window versus unmasked T-cell engagers. The platform’s lead candidate, IM1240 is advancing toward the clinic and IM1305 is in preclinical development. Our pipeline also includes additional clinical-stage assets, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor in a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck.. For details regarding our oncology therapeutic candidates, see, “Item 4. Information on the Company – B. Business Overview.”

Since commencement of our pharmaceutical research and development operations, we have generated significant losses mainly in connection with the research and development of our therapeutic candidates. Such research and development activities are expected to expand over time and will require further resources if we are to be successful. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and will need to obtain additional funds to further develop our research and development programs. As of December 31, 2025, we had an accumulated deficit of $171 million.

We plan to fund our future operations through commercialization and/or out-licensing of our therapeutic candidates and to raise additional capital in the future through either debt or equity financing.

Components of Statement of Operations

Research and Development Expenses

Our research and development costs are comprised of basic scientific research, preclinical studies, CMC development, clinical studies and medical research. Our research and development team combine clinical and regulatory development expertise mainly in the United States and Israel, and research and development capabilities of our scientific team in Israel. Our research and development activities are focused on our lead program, CAPTN-3, our tri-specific platform with its leading therapeutic candidates, IM1240, advancing toward the clinic and IM1305, which is in the preclinical development stage, as well on our two oncology therapeutic candidates that are in the clinical trial phase, CM24 and NT219. A significant portion of our research and development activities, including our preclinical and clinical studies, are performed through subcontractors such as CROs and third-party manufacturers.

Our research and development expenses may fluctuate depending on the scope and timing of certain high-expense activities such as CMC activities and clinical trials. For example, in 2023, we initiated a phase 2 study of CM24 and completed patient enrollment in the study in December 2023, in addition to CMC activity to support the studies, resulting in an increase in our research and development expenses in 2023. In 2024, we concluded the phase 2 study of CM24, which reduced clinical trials expenses, resulting in a decrease in our research and development expenses. In 2025, research and development expenses decreased primarily due to a significant reduction in clinical trial expenses following the completion of the CM24 Phase 2 study, partially offset by increased CMC activities and expenses related to development and manufacturing preparation of the Company’s development programs.

Research and development expenses also include compensation for our employees and consultants for medical, regulatory and development work. As of December 31, 2025, our research and development staff consisted of 4 full-time employees.

We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future, as we continue to develop our therapeutic candidates and technology

Set forth below is a summary of the research and development expenses for the years ended December 31, 2025, 2024 and 2023. All the costs in 2025 and 2024 were incurred in connection with the development of CAPTN-3, CM24 and NT219.

	Year Ended December 31,
	2025	2024	2023
	(U.S. dollars in thousands)
Total research and development expenses	3,731	7,620	17,034

In addition to the major cost of preclinical studies, clinical trials, and CMC development, research and development expenses include consulting expenses for regulatory and project management work required for the development of our therapeutic candidate portfolio. Set forth below is a summary of our research and development expenses based on the type of expenditure.

	Year Ended December 31,
	2025	2024	2023
	(U.S. dollars in thousands)
Salary and salary related expenses	1,049	1,536	2,323
Share-based payment	113	117	768
Service providers	2,569	5,967	13,943
	3,731	7,620	17,034

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

Expenses (income) on account of warrants

Expenses (income) on account of warrants comprises mainly the fair value adjustments of warrants. As more fully described in Note 9, Note 15 and Note 18B to our audited consolidated financial statements included elsewhere in this Annual Report, the warrants issued in our October 2023, July 2024 and September 2025 financings were considered a derivative instrument (due to a cashless exercise feature and customary terms in the event of a fundamental transaction) and were recorded as a liability at fair value upon issuance and the fair value is adjusted at any reporting date. The changes in the warrants’ fair value are recorded as financial expenses/income.

Finance Income and Finance Expense

Finance expense comprises primarily issuance expenses and bank fees. Finance income comprises primarily changes in the fair value of financial instruments and assets and interest income from funds held in bank deposits.

Adjusted Operating Loss

We define adjusted operating loss as operating loss, adjusted for certain non-cash items such as share-based compensation expenses and non-cash impairment expenses. Our management believes that excluding non-cash charges related to share-based compensation and non-cash impairment expenses provides useful information to investors in addition to our financial results prepared in accordance with IFRS because of their non-cash nature, varying available valuation methodologies among companies and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance, which may obscure trends in our core operating performance. We present adjusted operating loss because we use this non-IFRS financial measure to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, financial information presented under IFRS. You should read these non-IFRS measures in conjunction with the discussion of our IFRS results of operations and together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report.

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

Recoverability of Other Intangible Assets

We annually perform an impairment test relating to our other intangible assets, including in-process research and development in respect of our acquisition of TyrNovo, Famewave and Immunorizion, with indefinite useful life, by comparing the recoverable amount of the intangible assets with their carrying amount. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such evaluation indicates that the carrying amount of the assets is not recoverable, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds their fair value. As of December 31, 2025, we impaired the in-process research and development related to CM24 (acquired in connection with the acquisition of FameWave in 2020) and NT219 (acquired in connection with the acquisition of the majority shareholdings of TyrNovo in 2017), as a result of which we recorded an impairment loss in the aggregate amount of $20.5 million. For additional information, see Note 4 of our audited consolidated financial statements included elsewhere in this Annual Report

A.	Operating Results

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2024 and 2023, and a discussion of our liquidity and capital resources for the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

Research and Development Expenses

Research and development expenses for the year ended December 31, 2025, were $3.7 million, a decrease of $4.0 million, or 53%, compared to $7.6 million for the year ended December 31, 2024. The decrease was primarily due to reduced clinical trial expenses following the completion of the Phase 2 study of CM24 in 2024, partially offset by increased CMC activities supporting our development programs.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2025, were $3.2 million, an increase of $0.1 million, or 4%, compared to $3.2 million for the year ended December 31, 2024. The increase was primarily due to higher consulting services and salary-related costs, partially offset by lower insurance expenses and share-based payment expenses.

Operating Loss

Our operating loss for the year ended December 31, 2025 was $27.4 million, an increase of $16.4 million, or 149%, compared to $11.0 million for the year ended December 31, 2024. The increase was primarily due to the $20.5 million impairment loss as a result of the impairment of the in-process research and development related to CM24 and NT219 as of December 31, 2025, offset in part by the decrease in research and development expenses.

Adjusted Operating Loss

On a non-IFRS basis, adjusted operating loss for the year ended December 31, 2025 was $6.6 million, a decrease of $3.5 million, compared to $10.2 million for the year ended December 31, 2024, primarily due to the decrease in research and development expenses, mainly related to reduced clinical trial activities.

See “Reconciliation of Adjusted Operating Loss” below.

Finance Income, net

Finance income, net for the year ended December 31, 2025, was $(1.0) million, compared to $(3.7) million for the year ended December 31, 2024. The improvement was primarily due to changes in the fair value of outstanding warrants, partially offset by financing related expenses.

Net Loss

Net loss for the year ended December 31, 2025 was $26.5 million, or $54.9 basic and diluted loss per ADS, compared to a net loss of $7.3 million, or $44.4 basic loss per ADS and $44.4 diluted loss per ADS, for the year ended December 31, 2024. The increase in net loss was primarily due to the $20.5 million impairment loss related to CM24 and NT219 as of December 31, 2025.

Reconciliation of Adjusted Operating Loss

The following table provides a reconciliation of non-IFRS operating loss to IFRS operating loss for the periods indicated:

	For the year ended December 31
	2025	2024

Operating loss for the year	27,458	11,005
Less share-based compensation expenses	(309)	(582)
Less impairment loss	(20,482)	(202)
Non-IFRS adjusted operating loss	6,667	10,221

B.	Liquidity and Capital Resources

Our oncology therapeutic candidates are in the research and development stage and therefore, we do not generate revenues from those candidates. Since the commencement of our operations as a pharmaceutical research and development company, our activities have primarily been financed by equity offerings, as well as private loans which were subsequently fully repaid.

In September 2025, we raised $6 million of gross proceeds in a public offering of 600,000 ADSs (or pre-funded warrants in lieu thereof) and short-term warrants to purchase up to 1,200,000 ADSs, at a combined public offering price of $10.00 per ADS (or pre-funded warrant in lieu thereof) and accompanying short-term warrants. The short-term warrants have an exercise price of $10.00 per ADS, are exercisable immediately and will expire twenty-four months from the date of issuance.

In December 2024, we raised $2.8 million of gross proceeds in a registered direct offering of 47,267 ADSs at a purchase price of $60.00 per ADS.

In July 2024, we raised $2.0 million of gross proceeds from the exercise of certain existing warrants to purchase an aggregate of 28,168 ADSs, having original exercise prices ranging from $250 to $4,000 per ADS, originally issued in October 2023, June 2020, January 2019 and June 2018, at a reduced exercise price of $72.00 per ADS. In consideration for the exercise of the existing warrants for cash, we issued new unregistered Series A-1 warrants to purchase up to an aggregate of 24,897 ADSs and new unregistered Series A-2 warrants to purchase up to an aggregate of 31,438 ADSs. The new warrants are exercisable at an exercise price of $80.00 per ADS. The Series A-1 warrants have a term of five years from the issuance date and the Series A-2 warrants have a term of twenty-four months from the issuance date.

ATM Programs

On September 19, 2025, we entered into the 2025 ATM Agreement with Wainwright, pursuant to which we may offer and sell ADS, from time to time, through Wainwright acting as agent. The offer and sale of the ADSs that may be sold pursuant to the 2025 ATM Agreement will be made pursuant to our shelf registration statement on Form F-3. As of March 18, 2026, we had not sold any ADSs under the 2025 Sales Agreement.

On June 9, 2021, we entered into the 2021 Sales Agreement with Jefferies for the sale of ADSs, for the offer and sale, from time to time, of ADSs through our ATM program, with Jefferies acting as our agent, which we terminated on September 18, 2025. We sold an aggregate of 983,317 ADSs for aggregate gross proceeds of $7,729,691, at an average price of $7.86 per ADS, pursuant to the 2021 ATM Program.

As of December 31, 2025, we had on hand approximately $9.6 million in cash and cash equivalents and in short-term deposits. We believe that our current cash and cash equivalents are sufficient to satisfy our liquidity requirements for at least the next 12 months. Since we do not know whether, if at all, we will generate significant revenues from our therapeutic candidates should we decide to continue the development of our CAPTN-3, CM24 and NT219, or to develop any additional therapeutic candidates, we will need substantial additional funds to acquire, develop, and/or commercialize such therapeutic candidates. However, additional financing may not be available on acceptable terms, if at all. Our long-term capital requirements will depend on many factors, including:

●	the progress, success and cost of our preclinical studies and/or clinical trials, and research and development programs;

●	our ability to successfully commercialize our CAPTN-3 tri-specific platform, with its leading therapeutic candidates, IM1240 and IM1305, or our CM24 and NT219, therapeutic candidates, including securing commercialization agreements with third parties, favorable pricing and market share;

●	the costs, timing and outcome of regulatory review, obtaining regulatory approval of our therapeutic candidates and addressing regulatory and other issues that may arise post-approval;

●	the costs of obtaining and enforcing our issued patents and defending intellectual property-related claims; and

●	our consumption of available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated.

Cash Flow

Operating activities

For the year ended December 31, 2025, net cash used in operating activities was approximately $5.7 million, compared to approximately $14.4 million for the year ended December 31, 2024. The $8.7 million decrease in net cash used in operating activities in 2025 compared to 2024 was primarily due to lower research and development expenses following the completion of the Phase 2 clinical study of CM24 in 2024. The operating loss for 2025 included a non-cash impairment loss of approximately $20.5 million related to the in-process research and development assets associated with CM24 and NT219, which did not affect cash flows.

The cash used in operating activities consisted primarily of expenses related to the development of CAPTN-3, including its leading therapeutic candidates IM1240 and IM1305, as well as CM24 and NT219, and general and administrative expenses.

Investment activities

Net cash provided by investing activities was $0.6 million for the year ended December 31, 2025, compared to $0.5 million for the year ended December 31, 2024. The increase in net cash provided by investing activities in 2025 compared to 2024 was mainly due to proceeds from other investments and interest received, partially offset by changes in short-term deposits.

Financing activities

Net cash provided by financing activities was $6.3 million for the year ended December 31, 2025, compared to net cash provided by financing activities of $6.8 million for the year ended December 31, 2024. Net cash provided by financing activities for the year ended December 31, 2025 consisted primarily of net proceeds from the September 2025 public offering and proceeds from our ATM program. Net cash provided by financing activities for the year ended December 31, 2024 consisted of $1.8 million, net of placement agent fees, from the July 2024 warrant inducement transaction, $2.5 million net proceeds from the December 2024 registered direct offering, and $2.85 million net proceeds from our ATM program. The net proceeds from the financing activities in 2025 and 2024 were used to fund our operating activities.

As of December 31, 2025, we had no borrowings.

As of December 31, 2025, and as of the date of this Annual Report on Form 20-F, we had no commitments for capital expenditures.

Contractual obligations

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Our long-term contractual obligations primarily consist of the lease agreement for our offices, which was in effect until December 31, 2025 and was extended until December 31, 2026, with a current lease liability of $244 as of December 31, 2025 (see “Item 4. Information on the Company – D. Property, Plant and Equipment).

Our long-term contractual obligations are also related to the license of CM24 and NT219 and to the Immunorizon acquisition. As part of those agreements, the Company has short and long-term obligations such as upon achievement of development, regulatory and sales milestones and royalties out of net sales.

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

Name	Age	Position
Eric Rowinsky, M.D.(1)	69	Independent Director and Chairman of the Board
Isaac Israel (1)(4)	48	Director
Simcha Rock, CPA, MBA(3)	76	Independent Director
Ido Agmon, MBA(2) (3)	48	Independent Director
Robert Gagnon (3)(4)	51	Independent Director
Suzana Nahum-Zilberberg(1)(2)	54	Independent Director
Yael Margolin, M.Sc., Ph.D(2)	72	Independent Director
Gil Efron, CPA, MA	60	Director and Chief Executive Officer
Shai Lankry	49	Chief Financial Officer
Hadas Reuveni, Ph.D.	58	Vice President of Research and Development
Michael Schickler, Ph.D.	67	Head of Clinical and Regulatory Affairs

(1)	Member of Nominations Committee
(2)	Member of Compensation Committee
(3)	Member of Audit Committee
(4)	Member of Pricing Committee for the ATM program

Directors

Eric Rowinsky, M.D., has served as the Chairman of Purple Biotech’s Board since October 2019. Dr. Eric Rowinsky’s principal expertise is in the development and registration of novel therapeutics to treat cancer and related disorders.  Dr. Rowinsky serves as a consulting Chief Medical Officer (CMO), Chief Scientific Officer (CSO) and/or independent advisor to a wide range of biopharmaceutical companies, providing expertise in developing and registering novel cancer therapeutics. Among his recent experiences in cancer therapeutic development, Dr. Rowinsky serves as the CMO for RRD International (May 2025-present), which focuses on providing strategic guidance and operational expertise in formulating development and registrational strategy. Dr. Rowinsky has served as a part-time CMO of Hummingbird Biotherapeutics, a life-science company developing novel biological therapies (2021-2023), Biocity a life-science focusing on antibody drug conjugates (2022-present), and Innovative Cellular Therapeutics (2023-present), a life-science company developing CART therapeutics to treat colon cancer and other solid malignancies, among others. From 2015 to 2025, Dr. Rowinsky served as Executive Chairman of the board of directors and President of Inspira, Inc. (formerly Rgenix, Inc). Dr. Rowinsky also served as EVP, CMO, and Head of R&D of Stemline Therapeutics, Inc., a clinical-stage biopharmaceutical company (2011-2015). Prior to joining Stemline, Dr. Rowinsky was co-founder and CEO of Primrose Therapeutics, Inc., a start-up biotechnology company (2010-2011). Dr. Rowinsky served as Executive Vice President, Chief Medical Officer and Head of Research and Development of Stemline Therapeutics, Inc., a clinical-stage biopharmaceutical company, from November 2011 until October 2015. Prior to joining Stemline, Dr. Rowinsky was co-founder and Chief Executive Officer of Primrose Therapeutics, Inc., a start-up biotechnology company, from June 2010 until its acquisition in September 2011. Dr. Rowinsky also served as a drug development and regulatory strategy consultant to the ImClone-Lilly Oncology Business Unit and several other biopharmaceutical and life sciences companies from 2010 to 2011. From 2005 to 2009, Dr. Rowinsky was Executive Vice President and Chief Medical Officer of ImClone Systems Inc., where he led the FDA approval of Erbitux for head and neck and colorectal cancers and advanced eight other monoclonal antibodies through clinical development. From 1996 to 2004, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center, including Director of the Institute of Drug Development, or IDD, and the SBC Endowed Chair for Early Drug Development at the IDD. From 1996 to 2006, Dr. Rowinsky was a Clinical Professor of Medicine at the University of Texas Health Science Center at San Antonio. From 1988 to 1996, Dr. Rowinsky was an Associate Professor of Oncology at The Johns Hopkins University School of Medicine. Dr. Rowinsky was a longstanding National Cancer Institute principal and co-principal investigator from 1990 to 2004, and was integrally involved in pivotal clinical and preclinical investigations that led to the development of numerous cancer therapeutics, including paclitaxel, docetaxel, topotecan, irinotecan, erlotinib, gefitinib, ramucirumab, tagraxofusp and temsirolimus among others. Dr. Rowinsky was also an Adjunct Professor of Medicine at New York University School of Medicine (2008-2018). Dr. Rowinsky presently serves on the boards of directors of the public companies Biogen Idec, Inc., Biosciences, Inc. and Verastem Inc. Dr. Rowinsky formerly served on the boards of directors of the public companies Fortress Biosciences, Inc. (2010-2025), Navidea Biopharmaceuticals Inc. (2010-2018), BIND Therapeutics (2014-2016), and Biophytis S.A. (2018-2019), as well as at a number of privately held companies. Dr. Rowinsky received a B.A. degree from New York University (1977) and an M.D. degree from Vanderbilt University School of Medicine (1981). Dr. Rowinsky completed his residency in internal medicine at the University of California, San Diego (1984) and completed his fellowship in medical oncology at The Johns Hopkins Oncology Center (1987).

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

Robert Gagnon, MBA, has served as a member of Purple Biotech’s Board since March 2021. Mr. Gagnon currently serves as Chief Financial Officer of Opus Genetics. Prior to that, Mr. Gagnon served as Chief Financial Officer of Remix Therapeutics from 2023 to 2025. Prior to that, Mr. Gagnon was Operating Partner of Gurnet Point Capital, a healthcare venture capital and private equity fund. Prior to joining Gurnet Point Capital in 2022, Mr. Gagnon was Chief Financial Officer of Verastem Oncology. Before joining Verastem in 2018, Mr. Gagnon served as the Chief Financial Officer at Harvard Bioscience, Inc. Prior to that, Mr. Gagnon served as Executive Vice President, Chief Financial Officer and Treasurer at Clean Harbors, Inc., as well as Chief Accounting Officer and Controller at Biogen Idec, Inc. Earlier in his career, Mr. Gagnon worked in a variety of senior positions at Deloitte & Touche, LLP and PricewaterhouseCoopers, LLP. Mr. Gagnon holds an M.B.A. degree from the MIT Sloan School of Management and a B.A. degree in accounting from Bentley College.

Suzana Nahum-Zilberberg, MBA, has served as a member of Purple Biotech’s Board since May 2021. Ms. Nahum-Zilberberg served as Chief Executive Officer (2011-2020) and later as Vice Chairman of the Board (2020-2025) of BioLight Life Science, which is traded on the TASE. Ms. Nahum-Zilberberg also serves as a director at Human Xtention Ltd. traded on the TASE, and at a number of private companies. Prior to joining BioLight, Ms. Nahum-Zilberberg held a number of leadership positions at Teva Pharmaceuticals Industries, including Vice President of Asia and Pacific and Director in the office of the President and chief executive officer. Ms. Nahum-Zilberberg holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel Aviv University, an M.A degree in Holocaust studies from Haifa University, a Certified Director degree from Tel Aviv University, and studied at the INSEAD Asian International Executive Program. Ms. Nahum-Zilberberg is a certified public accountant.

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

Officers

Gil Efron has served as our Chief Executive Officer since July 2022 and has served as a member of Purple Biotech’s Board since March 2026. Prior to that, Mr. Efron served as our Acting Chief Financial Officer from November 2024 to May 2025. Prior to that, Mr. Efron served as our President and Chief Financial Officer since June 2021. Prior to that, Mr. Efron served as our Deputy Chief Executive Officer and Chief Financial Officer, from October 2018. Prior to joining us, Mr. Efron served as Deputy CEO and CFO of Kamada Ltd., a NASDAQ and TASE dual-listed plasma-derived protein therapeutics company, from September 2011 to November 2017. Prior to that, Mr. Efron served as the CFO of NASDAQ listed RRsat Global Communications Ltd. (Nasdaq: RRST), from September 2005 to March 2011. Prior to that, Mr. Efron served in various finance executive positions. Mr. Efron holds a B.A. degree in Economics and Accounting and an M.A. degree in Business Administration from the Hebrew University of Jerusalem and was granted a certified public accountant’s license (non-active) in Israel.

Shai Lankry has served as our Chief Financial Officer since May 2025. Mr. Lankry supports several companies as a strategic fractional Chief Financial Officer through his firm, LS Consulting Services. From 2018 to 2023, Mr. Lankry served as the Chief Financial Officer of Gamida Cell Ltd. (formerly, Nasdaq: GMDA). Prior to that, from 2016 to 2018, Mr. Lankry served as Finance Director at West Pharmaceutical Services, Inc. (NYSE: WST), leading the financial aspects of research and development and operations for its Israeli subsidiary. From 2013 to 2017, Mr. Lankry served as the Chief Financial Officer and Israeli site manager of MacroCure Ltd. (formerly, Nasdaq: MCUR), where he played an integral role in its 2014 initial public offering in the United States and its 2017 acquisition by Leap Therapeutics Inc. (Nasdaq: LPTX). Mr. Lankry is a licensed Israeli certified public accountant and holds an M.B.A. degree in Finance from Tel Aviv University.

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

The aggregate compensation paid, and in-kind benefits granted, to or accrued on behalf of all our directors and officers for their services, in all capacities, to us during the year ended December 31, 2025, was approximately $2.0 million (including $0.26 million share-based compensation related costs). As of December 31, 2025, the total amount set aside as an actuarial estimate by us to provide pension, retirement or similar benefits to our officers (we do not provide any such benefits to our directors in such capacities) was in the aggregate amount of approximately $0.02 million.

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

As of December 31, 2025, (i) options to purchase 68,769,481 of our ordinary shares granted to our officers and directors were outstanding, of which options to purchase 11,769,543 of our ordinary shares had vested; and (ii) 53,868,669 RSUs awarded to our officers and directors were outstanding. For information regarding our 2016 Equity-Based Incentive Plan, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—2016 Equity-Based Incentive Plan.” For information regarding the corporate approvals for officer and director compensation, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Compensation of Directors and Executive Officers.”

Director Compensation

As approved by our shareholders at our extraordinary general meeting in July 2017, our independent and non-executive directors (other than our chairman) are entitled to an annual fee of $40,000 for services as a member of our Board, an additional $3,500 annual fee for service on each permanent Board committee, and an additional $7,000 annual fee for service on the board of directors of a subsidiary (if applicable); provided, however, that the maximum annual fee for services on our Board, on Board committees and/or on the board of directors of any subsidiaries shall not exceed $47,000. The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel are paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. Dr. Rowinsky, the chairman of our Board, is entitled to an annual fee of $60,000 for services as a member of our Board, as Chairman of the Board, for service on any committee of the Board, and for service on the board of directors of a subsidiary. Since August 2024, the members of the Board agreed to voluntarily and irrevocably waive, until further notice, an amount equal to 20% of their respective director service fees for participation as members of the Board, each permanent Board committee, and on the board of directors of a Subsidiary (if applicable). Starting on January 2026, the directors’ service fees returned to their full cost; provided, however, that 20% of such fees shall accrue and be payable only after the next financing round. All such director annual fees shall be paid pro-rata for any service during part of a year.

In addition, we pay Dr. Rowinsky a monthly fee for his service as the chairman of our medical and clinical committee. This fee was $10,000 for the period commencing on April 1, 2022, and ending on March 31, 2023, as approved by our shareholders at our annual general meeting held in August 2022. The fee was subsequently reduced to $5,000 for the period commencing on April 1, 2023, and for such additional period as determined by the Board, as approved by our shareholders at our annual general meeting held in June 2023. For the period from August 2024 until December 2025, this fee was further reduced by 20% pursuant to a voluntary and irrevocable waiver provided by Dr. Rowinsky, resulting in a monthly fee of $4,000 during such period.

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

Executive Compensation

The table below sets forth the annual compensation costs of each of our five most highly compensated office holders (as defined in the Companies Law) for the year ended December 31, 2025. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025.

Name	Position	Salary / Service Fee and other expenses[1]	Bonus expenses and accruals	Share- based expenses[2]	Total[3]
Gil Efron	Chief Executive Officer	$390	134	45	568

Shai Lankry	Chief Financial Officer	$120	-	15	135

Dr. Hadas Reuveni	Vice President of Research and Development	$244	47	44	334

Dr. Michael Schickler	Head of Clinical and Regulatory Affairs	$206	92	44	342

Isaac Israel	Director and Consultant	$149	-	24	172

1	Includes social benefits, such as payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law, and car lease or vehicle use reimbursement related benefits.

2	The fair value of share-based payments was estimated using the Black and Scholes model.

3	The total compensation amounts do not include any amounts recorded for an increase in actuarial estimate calculations for post-employment benefit liabilities for the office holder. Compensation amounts which were paid or otherwise measured in NIS have been translated into US$ for purposes of this report at average representative exchange rates for the year.

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

Monthly Salary: A base monthly gross salary of approximately $27,400 (“Monthly Salary”).

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

Equity Award. A one-time grant to Mr. Efron of an equity-based award comprised of options to purchase up to 135,000,000 ordinary shares (equivalent to 67,500 ADSs) and 135,000,000 RSUs in respect of ordinary shares (equivalent to 67,500 ADSs). The options have an exercise price of US$0.0030. The options and RSUs vest over a period of three years, with 8.33% of each of the awards vesting at the end of each three-month period following the date of approval of the awards by our Board on October 21, 2025, subject to Mr. Efron’s continued engagement by the Company on each applicable vesting date. Any outstanding unexercised options shall expire five years following the date of approval of the equity awards by our Board. The vesting of any such equity awards that are outstanding shall accelerate in full upon a change of control, as defined by our Compensation Committee and Board. The equity award is subject to our 2016 Plan and the applicable award agreement entered into with Mr. Efron. The equity award was granted pursuant to the capital gains track of Section 102 of the Israel Income Tax Ordinance [New Version] 5721-1961 (the “Israeli Income Tax Ordinance”).

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

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the members of our Board (who are not external directors, if any were appointed), referred to as the “first class”; the “second class”; and the “third class”. If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). If the number of directors changes, the number of directors in each class will change in accordance with the foregoing rule. The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified. At our 2026 annual general meeting of shareholders, the appointment of the directors included in the second class (Mr. Rock, Mr. Efron and Ms. Margolin) shall end. At our 2027 annual general meeting of shareholders, the appointment of the directors included in the third class (Mr. Israel and Ms. Nahum-Zilberberg) shall end. At our 2028 annual general meeting of shareholders, the appointment of the directors included in the first class (Dr. Rowinsky, Mr. Agmon and Mr. Gagnon) shall end.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including NASDAQ, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (within the meaning of the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including NASDAQ, and (iii) we comply with the director independence requirements, the audit committee and the compensation committee composition requirements, under U.S. laws (including applicable NASDAQ Rules) applicable to U.S. domestic issuers. If a company has elected to avail itself from the requirement to appoint external directors and at the time a director is appointed all members of the board of directors are of the same gender, a director of the other gender must be appointed.

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

Our compensation committee currently consists of Mr. Ido Agmon, Ms. Suzana Nahum-Zilberberg and Ms. Margolin. Mr. Ido Agmon serves as the Chairman of the compensation committee. Our Board has determined that each member of our compensation committee is independent under the NASDAQ Listing Rules, including the additional independence requirements applicable to the members of a compensation committee.

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

As of December 31, 2025, the Company had ten employees as follows: (i) six in business development, general and administrative roles; and (ii) four in research and development roles. All of such employees were located in Israel, other than our Chief Financial Officer who is located in the United States.

As of December 31, 2024, the Company had nine employees, as follows: (i) five in business development, general and administrative roles; and (ii) four in research and development roles. All of such employees were located in Israel. During 2024, we prioritized our activities and conducted cost saving measures, including a reduction in workforce.

As of December 31, 2023, the Company had twenty employees as follows: (i) seven in business development, general and administrative roles; and (ii) thirteen in research and development roles. All of such employees were located in Israel.

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

As of March 18, 2026, (i) no officer or director beneficially owned 1% or more of our outstanding ordinary shares; and (ii) all officers and directors as a group (11 persons) beneficially owned 3,418,169 of our ordinary shares, representing approximately 0.2% of our ordinary shares as of such date. Such number of ordinary shares includes 2,580,669 ordinary shares issuable upon exercise of options and/or RSUs which will be exercisable or shall vest (as applicable) within 60 days of March 18, 2026.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or RSUs that are currently exercisable or exercisable or that vest (as applicable) within 60 days of March 18, 2026, if any, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 1,858,911,801 ordinary shares (not including 1 ordinary share held in treasury) outstanding as of March 18, 2026.

2016 Equity-Based Incentive Plan

On April 18, 2016, we adopted the Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, or the 2016 Equity Incentive Plan. The 2016 Equity Incentive Plan provides for the grant to our directors, officers, employees and consultants and to the directors, officers, employees and consultants of our subsidiaries and affiliates, of equity-based incentive awards, including, amongst others, options, RSUs, restricted shares, with either our ordinary shares or ADSs underlying the applicable award. The 2016 Equity Incentive Plan provides for awards to be granted at the determination of our Board (who is entitled to delegate its powers under the 2016 Equity Incentive Plan to the compensation committee or audit committee of our Board) in accordance with applicable laws. The exercise price and vesting period of awards are determined by our Board. As of December 31, 2025, 270,913,500 ordinary shares were reserved for the grant of awards under the 2016 Equity Incentive Plan. Our Board may, subject to any other approvals required under any applicable law, increase or decrease the number of ordinary shares reserved under the 2016 Equity Incentive Plan. As of December 31, 2025, options to purchase 81,185,576 ordinary shares and 64,522,842 RSUs were outstanding under the 2016 Equity Incentive Plan.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the clawback provisions under our Compensation Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 18, 2026 by each person or entity known to us to beneficially own 5% or more of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 18, 2026 and ordinary shares underlying RSUs that vest within 60 days of March 18, 2026, if any, to be outstanding and to be beneficially owned by the person holding the options, warrants or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on 1,858,911,801 ordinary shares (not including 1 ordinary share held in treasury) outstanding as of March 18, 2026. Each one (1) ADS held represents two thousand (2,000) ordinary shares. The data presented is based on information disclosed in public regulatory filings in the U.S., in accordance with applicable laws.

Name	Share Number	Percentage
Intracoastal Capital LLC (1)	200,453,695	10.78%
Lincoln Alternative Strategies LLC(2)	121,000,000	6.51%
Susquehanna Securities, LLC(3)	93,953,400	5.05%

(1)	Based solely on, and qualified in its entirety with reference to, Amendment No. 1 to Schedule 13G filed with the SEC by Intracoastal Capital LLC, Mitchell P. Kopin and Daniel B. Asher on November 7, 2025. According to the Schedule 13G/A, the 200,453,695 ordinary shares are issuable upon exercise of a warrant held by Intracoastal (the “Intracoastal Warrant”) and the foregoing excludes 199,546,305 ordinary shares issuable upon exercise of the Intracoastal Warrant which contains a 9.99% blocker provision.
(2)	Based solely on, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC by Lincoln Alternative Strategies LLC on September 9, 2025.
(3)	Based solely on, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC by Susquehanna Securities, LLC on February 13, 2026.

None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Changes in Percentage Ownership by Major Shareholders

To our knowledge, the only significant changes in the percentage ownership held by our major shareholders (i.e., shareholders that are the beneficial owners of 5% or more of our ordinary shares) as reported in our Annual Reports on Form 20-F during the past three years, are as follows (i) Intracoastal Capital LLC became a beneficial owner of more than 5% of our ordinary shares, as reported in an Amendment No. 1 to Schedule 13G filed with the SEC on November 7, 2025; (ii) the beneficial ownership percentage of Lincoln Alternative Strategies LLC increased from less than 5% to 6.51%, as reported in a Schedule 13G filed with the SEC on September 9, 2025; and (iii) the beneficial ownership percentage of Susquehanna Securities, LLC increased from less than 5% to 5.05%, as reported in a Schedule 13G filed with the SEC on February 13, 2026.

Record Holders

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents two thousand (2,000) ordinary shares. As of March 18, 2026, BNY held 1,553,751,160 ordinary shares in custody representing 84% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

The following is a description of our related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2023.

Service Agreements with Subsidiaries

Purple Biotech provides services to its wholly owned subsidiaries, FameWave and Immunorizon, and its majority owned subsidiary, TyrNovo (including research and development services, corporate management, business development services, accounting services, legal services and others), and the subsidiaries reimburse Purple Biotech for these services at the rate of cost plus 3%.

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

Agreements with Mr. Isaac Israel

Advisor Agreement

Mr. Isaac Israel was engaged to serve as an advisor to the Company in a 50% capacity, from October 10, 2022 until November 2025 (except from March 2023 to August 2023, during which time Mr. Israel served as the Company’s Acting Chief Executive Officer, as described below). Mr. Israel has served as a director since October 2012 and served as our Chief Executive Officer from October 2012 until July 10, 2022, and his former services agreement with the Company formally terminated on October 10, 2022. As an advisor to the Company, Mr. Israel was engaged to actively seek to identify and take an active role in the execution of new strategic business initiatives and to support the Company in its fund-raising activities. At our annual general meeting held on August 25, 2022, our shareholders approved the payment of the following compensation to Mr. Israel, in consideration for his service as an advisor:

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

Medical and Clinical Committee Chairman

Dr. Rowinsky, the chairman of our Board, serves as the chairman of our medical and clinical committee established in March 2022. We pay Dr. Rowinsky a monthly fee for his service as the chairman of our medical and clinical committee, which was in the amount of $10,000 for the period commencing on April 1, 2022 and until March 31, 2023 (as approved by our shareholders at our annual general meeting held in August 2022) and in the amount of $5,000 for the period commencing on April 1, 2023 and for such additional period at the discretion of the Board (as approved by our shareholders at our annual general meeting held in June 2023). From August 2024 to January 2026, this fee has been reduced by 20% pursuant to a voluntary and irrevocable waiver provided by Dr. Rowinsky. The medical and clinical committee’s primary responsibilities are to: (i) assist our clinical team in the design, planning and supervision of clinical trials; (ii) support our Head of Clinical and Regulatory Affairs in the medical aspects of clinical trials; (iii) support the Company’s Chief Medical Officer; and (iv) assist in the medical and clinical review of potential new business opportunities.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we may become party to legal proceedings and claims in the ordinary course of business or otherwise.

On November 17, 2022, Fidelity Venture Capital Ltd., a private Israeli company (“Fidelity VC”) and Mr. Dror Atzmon, an Israeli resident and citizen believed to be the sole shareholder of Fidelity VC (Mr. Atzmon, together with Fidelity VC, the “Atzmon Plaintiffs”), filed a statement of claim in the Economic Division of the Tel Aviv District Court (the “Atzmon Claim”) against the Company and a number of other defendants, including our former chief executive officer, Mr. Yitzhak Israel, as well as additional entities. The Atzmon Plaintiffs seek damages in the amount of approximately NIS 9.2 million (approximately $2.9 million) in connection with various claims relating to alleged contractual breaches and torts arising from an alleged contractual undertaking for the Company to engage the Atzmon Plaintiffs to provide advisory services to the Company following our initial public offering in the United States and listing on NASDAQ in November 2015. We were served with the statement of claim on January 22, 2023.

On May 15, 2023, a statement of defense was filed on behalf of the Company and certain other defendants, and on June 13, 2023 a statement of defense was filed by the underwriter defendants. On August 3, 2023, the court ordered the parties to inform the court whether they would agree to refer the dispute to mediation. On September 10, 2023, the parties notified the court of their agreement to conduct mediation and a mediator was appointed. The mediation process was conducted for an extended period and, on January 15, 2026, the parties notified the court that the mediation had concluded without success. Following the conclusion of the mediation, on January 18, 2026, the court issued a decision setting deadlines for preliminary proceedings in the case and scheduled a pre-trial hearing for June 4, 2026. We reject all of the claims presented in the Atzmon Claim. At this preliminary stage we are unable, with any degree of certainty, to evaluate the probability of success of the claim or the scope of potential exposure, if any, in connection with the Atzmon Claim.

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

Except as otherwise disclosed in this Annual Report on Form 20-F, no significant change has occurred since December 31, 2025.

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

In consideration for the transfer of 100% of Immunorizon’s shares to us and the other obligations set forth in the Share Purchase Agreement, we paid an aggregate purchase price consisting of an aggregate upfront payment of $3.5 million in cash and an aggregate $3.5 million in ADSs, at a price per ADS equal to the NASDAQ volume-weighted average price of the ADSs for the 60-day period preceding the execution date of the agreement the (“PPS”). Additional short and long-term milestones are set at an aggregate amount of $94 million, with royalties out of net sales. Those short and long-term milestones include (i) development milestones consisting of pre-clinical and clinical milestones, (ii) regulatory milestones and (iii) sales milestones. The accumulated transaction payments, excluding the upfront payment, will not exceed $100 million.

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

Distribution Agreement with Coeptis

In January 2019, we entered into an exclusive marketing and distribution agreement with Coeptis for the commercialization of Consensi in the U.S. market. The agreement provided for milestone and reimbursement payments and profit participation, and was amended in October 2019 to provide for royalties on net sales, minimum royalties and additional milestone and reimbursement payments, and a 15-year term (with renewal options).

In October 2021, we and Coeptis agreed to terminate the distribution agreement and entered into a settlement agreement (the “Settlement Agreement”). In accordance with the Settlement Agreement, Coeptis transferred its remaining inventory of Consensi to the Company and in settlement of Coeptis’ outstanding obligations under the distribution agreement, issued to the Company a convertible note (the “Note”) in the amount of $1.5 million payable on or before March 2023 (the “Maturity Date”), bearing interest of 5% per annum, which may be converted in whole or in part at any time by the Company into Coeptis shares. . Coeptis also granted to the Company a warrant, exercisable for a period of three years, to purchase a number of Coeptis shares as set forth therein, with an exercise price that is the same as the conversion price as determined under the Note.

In October 2022, Coeptis completed a business combination with Bull Horn Holdings Corp., a special purpose acquisition company (“Bull Horn” and the “Merger”). Following the Merger, the combined company was renamed “Coeptis Therapeutics Holdings, Inc.” and its shares began trading on the Nasdaq Global Market. In October 2022, in connection with the Merger, we and Coeptis entered into an addendum to the Note (the “Addendum”) according to which, the Note remained outstanding and became an obligation of Bull Horn. Under the Addendum: (i) the Note became automatically convertible into shares of Bull Horn common stock rather than Coeptis common stock; (ii) the number of shares issuable upon conversion of the Note, and the related exercise price, were adjusted based on the same exchange ratio applied to Coeptis shareholders in the Merger; and (iii) the registration rights provision in Section 13(b) of the Note was revised to apply to any future public offering of Bull Horn’s common stock. The Addendum also reflected Coeptis’ consummation of a Qualified Offering at $3.00 per share, which reduced the Note’s conversion price to $3.00 per share.

In July 2023, the Note was amended to extend the Maturity Date to March 31, 2024 and to provide for the repayment of the Note in four installments, with the last installment (including interest) to be paid by March 31, 2024. On June 19, 2024, we entered into a Note Payoff agreement with Coeptis and agreed to convert 50% of the then outstanding principal, approximately $219,000, into 50,000 shares of Coeptis’ common stock, and to update the Maturity Date for the payment of the remaining unpaid principal and accrued interest to August 31, 2024. In January 2025, the remaining principal amount was paid.

Other Agreements

For a description of other material agreements, please see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business, Operations and Regulatory Matters”, “Item 4. Information on the Company – B. Business Overview – Intellectual Property”, “Item 4. Information on the Company - B. Business Overview - Intellectual Property –License Agreement with Tel HaShomer”, “Item 4. Information on the Company- B. Business Overview - Intellectual Property – Exclusive License Agreement with Yissum.”

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (NIS 721,560 for 2024, 2025 and 2026), will be subject to an additional tax on any income in excess of such amount, at the rate of 3% on any such taxable income prior to January 1, 2025 and commencing January 1, 2025, at the rate of 3% of any such active taxable income and 5% of any such passive taxable income. For this purpose, passive taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

Passive Foreign Investment Company Consequences

We may be classified as a PFIC for the 2025 tax year. If we are indeed so classified for 2025 or in any other taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements. While our officers and directors are, effective March 18, 2026, required to make insider reports under Section 16(a) of the Exchange Act, our principal shareholders are exempt from the reporting under Section 16(a) of the Exchange Act, and our directors, officers and principal shareholders continue to be exempt from the “short-swing” profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which are examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. In addition, in accordance with the NASDAQ Listing Rules, as a foreign private issuer we are required to submit on Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. We have also undertaken under the Sales Agreement for our ATM program to submit to the SEC, on Form 6-K, an interim balance sheet and income statement as of the end of the first and/or third quarters of each fiscal year if we shall desire to sell ADSs pursuant to the Sales Agreement during certain time periods.

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

Set forth below is a sensitivity test to possible changes in U.S. dollars/NIS exchange rate as of December 31, 2025:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 2%	Up 5%
Cash and cash equivalents and deposits	14	34	689	(14)	(34)
Other current assets	4	10	206	(4)	(10)
Accounts payable	(3)	(8)	(150)	3	8
Other payables	(22)	(54)	(1,078)	22	54
Post employment benefit liabilities	(3)	(8)	(160)	3	8
Total income (loss)	(10)	(26)		10	26

Set forth below is a sensitivity test to possible changes in U.S. dollars/Euro exchange rate as of December 31, 2025:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 2%	Up 5%
Cash and cash equivalents and deposits	2	6	125	(2)	(6)
Accounts payable	0	0	0	0	0
Other payables	0	0	0	0	0
Total income (loss)	2	6		(2)	(6)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Each of the American Depositary Shares, or ADSs, represents two thousand (2,000) ordinary shares (or a right to receive two thousand (2,000) ordinary shares). The ADSs trade on NASDAQ.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the chief executive officer and the chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, were effective.

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

Our management, including the chief executive officer and the chief financial officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that as of December 31, 2025, our internal control over financial reporting was effective.

Notwithstanding the foregoing, there can be no assurance that our controls and procedures will detect or uncover all failures in our controls over measurement and disclosure in our financial statements or detect instances of fraud, if any.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

On May 1, 2025, the Company appointed a Chief Financial Officer, strengthening the Company’s financial reporting oversight and control environment and improving segregation of duties within the finance function. Other than this appointment, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of at December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, appearing in this Annual Report have been audited by Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, located in Tel Aviv, Israel, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The auditor’s PCAOB Firm ID is 1057.

The following table sets forth the approximate total compensation that was expensed by the Company and its subsidiaries to the Somekh Chaikin, for each of the years ended December 31, 2025 and 2024:

	2025	2024
	(in thousands of U.S. dollars)
Audit fees (1)	167	128
Tax fees (2)	11	7
Total	178	135

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, fees related to our public offerings and registration statements, and consultation concerning financial accounting and reporting standards.
(2)	Tax fees relate to services provided regarding tax compliance.

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

Under the Companies Law and our amended and restated articles of association, the board of directors is authorized to determine the independent auditor’s remuneration. In addition, SEC rules require that a listed company’s audit committee pre-approve the appointment and remuneration of the independent auditor. Our amended and restated articles of association include a provision which states that for so long as our securities are listed for trading on an exchange in the United States, such authority of the board of directors to set the remuneration of the auditor for audit services and/or for additional services, will be deemed to have been delegated by the board of directors to the audit committee of the board of directors. All services provided by our auditors are pre-approved by the Audit Committee.

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

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements as of December 31, 2025 and 2024 and for the three-year period ended December 31, 2025, beginning on page F-1.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed in the index of exhibits below:

Exhibit Number	Exhibit Description
1.1	Memorandum of Association of the Registrant (originally filed as Exhibit 99.3 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 10, 2020 and incorporated herein by reference thereto)
1.2	Amended and Restated Articles of Association of the Registrant
2.1	Description of Share Capital
2.2	Form of Deposit Agreement among the Registrant, the Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued hereunder (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
2.3	Form of American Depositary Receipt (included in Exhibit 2.2)
2.4	Form of Warrant issued to purchasers in the June 2018 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 5, 2018)
2.5	Form of Warrant issued to purchasers in the June 2020 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
2.6	Form of Amendment to Existing Warrants issued to the purchaser in the October 2023 offering (incorporated by reference to Exhibit 4.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)
2.7	Form of Series A-1 Warrant issued to the purchaser in the July 2024 warrant exercise and reload transaction (incorporated by reference to Exhibit 1.3 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 2, 2024)
2.8	Form of Series A-2 Warrant issued to the purchaser in the July 2024 warrant exercise and reload transaction (incorporated by reference to Exhibit 1.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 2, 2024)
2.9	Form of Placement Agent Warrant issued to the Placement Agent in the July 2024 warrant exercise and reload transaction (incorporated by reference to Exhibit 1.5 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 2, 2024)
2.10	Form of Placement Agent Warrant issued to the Placement Agent in the December 2024 offering (incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 4, 2024)
2.11	Form of Pre-Funded Warrant issued to the purchasers in the September 2025 public offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on September 5, 2025)
2.12	Form of Warrant issued to the purchasers in the September 2025 public offering incorporated by reference to Exhibit 4.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on September 5, 2025)

2.13	Form of Placement Agent Warrant issued to the Placement Agent in the September 2025 public offering (incorporated by reference to Exhibit 4.3 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on September 5, 2025)
4.1	Form of Letter of Exemption adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 24, 2015)
4.2	Form of Letter of Indemnity adopted on July 2013 (unofficial English translation from Hebrew) (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on September 24, 2015)
4.3	Purple Biotech Ltd. 2016 Equity-Based Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 9, 2022)
4.4*	License Agreement, dated as of August 15, 2013, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.5*	First Amendment to License Agreement, dated as of April 8, 2014, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.6*	Second Amendment to License Agreement, dated as of March 16, 2017, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and TyrNovo Ltd. (incorporated by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017)
4.7	Purple Biotech Ltd. Office Holder Compensation Policy approved the shareholders on June 15, 2023 (incorporated by reference to Exhibit A to the Proxy Statement included as Exhibit 99.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 1, 2023)
4.8	Form of Securities Purchase Agreement dated as of March 12, 2020 by and between the Registrant and the purchasers in the March 2020 public offering (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form F-1/A filed with the Securities and Exchange Commission on March 10, 2020)
4.9**	Amended and Restated License effective as of the 25th day of May, 2010 by and between: Tel Hashomer - Medical Research, Infrastructure and Services Ltd and Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.10**	First Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.11	Second Amendment to Amended and Restated License Agreement, by and between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.12	Assignment and Assumption Agreement effective as of March 21, 2019, between Tel Hashomer – Medical Research, Infrastructure and Services Ltd., Ramot at Tel Aviv University Ltd., FameWave Ltd. and cCAM Biotherapeutics Ltd. (incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F/A as filed with the Securities and Exchange Commission on March 31, 2020)
4.13	Form of Warrant Exercise Agreement, dated as of April 19, 2020, entered into between the Registrant and the warrant holders in the April 2020 private placement (incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on April 20, 2020)
4.14	Form of Securities Purchase Agreement dated as of May 6, 2020 by and between the Registrant and the purchasers in the May 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on May 8, 2020)

4.15	Form of Securities Purchase Agreement dated as of June 23, 2020 by and between the Registrant and the purchasers in the June 2020 offering (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on June 25, 2020)
4.16	At The Market Offering Agreement dated September 19, 2025, At The Market Offering Agreement, by and between the Registrant and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on September 19, 2025)
4.17**	Share Purchase Agreement by and among Purple Biotech Ltd., the Shareholders of Immunorizon Ltd. and M. Arkin (1999) Ltd. dated as of February 1, 2023 (incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F furnished to the Securities and Exchange Commission on March 3, 2023)
4.18	Form of Securities Purchase Agreement dated as of October 17, 2023 by and between the Registrant and the purchaser in the October 2023 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)
4.19	Form of Amendment to Existing Warrants issued to the purchaser in the October 2023 offering (incorporated by reference to Exhibit 4.4 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on October 19, 2023)
4.20	Form of Warrant Reprice and Reload Letter dated as of July 1, 2024 by and between the Registrant and the purchaser issued in the July 2024 warrant exercise and reload transaction (incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 2, 2024)
4.21	Form of Warrant Reprice and Reload Letter dated as of July 1, 2024 by and between the Registrant and the purchaser issued in the July 2024 warrant exercise and reload transaction (incorporated by reference to Exhibit 1.2 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on July 2, 2024)
4.22	Form of Securities Purchase Agreement dated as of December 3, 2024 by and between the Registrant and the purchasers in the December 2024 offering (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on December 4, 2024)
4.23	Form of Securities Purchase Agreement dated as of September 4, 2025 by and between the Registrant and the purchasers in the September 2025 public offering (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K furnished to the Securities and Exchange Commission on September 5, 2025)
4.24	Insider Trading Policy (incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 10, 2025)
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 10, 2025)
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Somekh Chaikin, independent registered public accounting firm, a Member Firm of KPMG International
19.1	Insider Trading Policy (incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 10, 2025
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Confidential treatment granted with respect to portions of this Exhibit.
**	Portions of this exhibit has been redacted because it is both not material and is the type that the registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

PURPLE BIOTECH LTD.

By:	/s/ Gil Efron
	Name:	Gil Efron
	Title:	Chief Executive Officer

	By:	/s/ Shai Lankry
		Name:	Shai Lankry
		Title:	Chief Financial Officer

Date: March 18, 2026

Purple Biotech Ltd.

Consolidated Financial Statements

As of December 31, 2025

In U.S. Dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Purple Biotech Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Purple Biotech Ltd. and its subsidiaries (hereinafter – “the Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and other comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2025, and the related notes (collectively, “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

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

Recoverable amount of an intangible asset

As discussed in Notes 2D and 4 to the consolidated financial statements, an intangible asset, consisting of in-process research and development (IPR&D), was USD 7,360 thousand as of December 31, 2025. The IPR&D intangible asset is related to the Immunorizon acquisition completed in a prior year. The Company tests its intangible assets for impairment on an annual basis, or more frequently if there are indications of impairment. The Company estimates the recoverable amount using a discounted cash flows method.

We identified the evaluation of the estimated recoverable amount of the IPR&D intangible asset as a critical audit matter. Specifically, subjective auditor judgment was required to evaluate certain assumptions used to estimate the recoverable amount of the IPR&D intangible asset, including future expenses for completing development of the intangible asset, probability of commercial success rates, future revenues, and the discount rate. Changes in these assumptions could have had a significant effect on the Company’s estimated recoverable amount.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company’s intangible asset impairment process. This included controls related to the determination of the assumptions described above. We assessed the Company’s estimate of future expenses by comparing it to budgeted expenses approved by the board of directors and to industry data reports, and inquiring of operations and finance personnel regarding the status of the development program. We assessed management’s historical forecasting accuracy by comparing prior year estimated future expenses to current year expenses. We compared the probability of commercial success rates and future revenues estimated by the Company to industry data reports. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rate by comparing the inputs used by management to develop the discount rate to publicly available data. We performed a sensitivity analysis over the estimated probability of commercial successes rates, future revenues, and discount rate assumptions by considering the effect of a range of potential outcomes.

/s/ Somekh Chaikin

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2011.

Tel-Aviv, Israel

March 18, 2026

Purple Biotech Ltd.

Consolidated Statements of Financial Position as of December 31,

		2025	2024
	Note	USD thousands	USD thousands

Assets
Cash and cash equivalents	5, 18A	8,717	7,401
Short term deposits	18A	857	848
Other investments	18B	-	275
Other current assets	7	292	384

Total current assets		9,866	8,908

Non-current assets
Right to use assets	6	222	164
Fixed assets, net		124	124
Intangible assets	4	7,360	27,842

Total non - current assets		7,706	28,130

Total assets		17,572	37,038

Liabilities
Current maturity of lease liabilities	6	244	183
Trade payable		2,070	1,455
Warrants	18B	4,066	1,149
Other payables	8	1,373	1,200

Total current liabilities		7,753	3,987

Non-current liabilities
Post-employment benefit liabilities	17	160	140

Total non - current liabilities		160	140

Equity

Share capital, no par value		-	-
Share premium	9	152,483	147,631
Receipts on account of warrants	9	21,145	21,145
Capital reserve for share-based payments	10	7,263	8,875
Capital reserve from transactions with related parties		761	761
Capital reserve from transactions with non- controlling interest		(859)	(859)
Accumulated loss		(171,079)	(144,693)

Equity attributable to owners of the Company		9,714	32,860
Non-controlling interests		(55)	51
Total equity		9,659	32,911

Total liabilities and equity		17,572	37,038

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Other Comprehensive Loss

		For the year ended December 31
		2025	2024	2023
	Note	USD thousands	USD thousands	USD thousands
Research and development expenses	13	3,731	7,620	17,034
General and administrative expenses	14	3,245	3,183	5,237
Impairment loss	4	20,482	202	-

Operating loss		27,458	11,005	22,271

Change in fair value of warrants	15A	(1,524)	(3,341)	(3,497)
Finance expenses	15B	982	483	2,195
Finance income	15B	(424)	(868)	(992)
Finance income, net		(966)	(3,726)	(2,294)

Loss for the year		26,492	7,279	19,977

Other comprehensive loss:
Items that will be transferred to profit or loss:
Loss (profit) from cash flow hedges		-	19	(25)
Total comprehensive loss for the year		26,492	7,298	19,952

Loss attributable to:
Owners of the Company		26,386	7,240	19,880
Non-controlling interests		106	39	97
		26,492	7,279	19,977

Total comprehensive loss attributable to:
Owners of the Company		26,386	7,259	19,855
Non-controlling interests		106	39	97
		26,492	7,298	19,952

Loss per share information

Basic and diluted loss per Share – USD		0.027	(*)0.022	(*)0.089
Number of Shares used in calculation		960,106,739	(*)327,913,200	(*)221,333,000
Loss per ADS information (where 1 ADS represents 2000 shares)
Basic and diluted loss per ADS – USD		54.96	(*)44.4	(*)179.6
Number of ADSs used in calculation		480,053	(*)163,957	(*)110,667

*	Restated to reflect the 1:10 change in the ADS ratio from 1:200 to 1:2,000 ordinary shares per ADS (see Note 9A).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2025	-	147,631	21,145	8,875	761	(859)	(144,693)	32,860	51	32,911
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	2,796	-	135	-	-	-	2,931	-	2,931
Share-based payments	-	2,056	-	(1,747)	-	-	-	309	-	309

Total transactions with owners of the Company	-	4,852	-	(1,612)	-	-	-	3,240	-	3,240
Loss for the year	-	-	-	-	-	-	(26,386)	(26,386)	(106)	(26,492)

Balance as of December 31, 2025		152,483	21,145	7,263	761	(859)	(171,079)	9,714	(55)	9,659

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from hedging	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2024	-	133,184	28,467	10,088	19	761	(859)	(137,453)	34,207	90	34,297
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	5,065	-	109	-	-	-	-	5,174	-	5,174
Warrant inducement transaction		7,378	(7,322)	100					156		156
Share-based payments	-	2,004	-	(1,422)	-	-	-	-	582	-	582

Total transactions with owners of the Company	-	14,447	(7,322)	(1,213)	-	-	-	-	5,912	-	5,912
Loss for the year	-	-	-	-	-	-	-	(7,240)	(7,240)	(39)	(7,279)

Other comprehensive loss for the year	-	-	-	-	(19)	-	-	-	(19)	-	(19)
Balance as of December 31, 2024	-	147,631	21,145	8,875	-	761	(859)	(144,693)	32,860	51	32,911

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from hedging	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2023	-	126,407	28,017	10,164	(6)	761	(859)	(117,573)	46,911	187	47,098
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	1,045	450	-	-	-	-	-	1,495	-	1,495
ADS issued in connection with the purchase of a subsidiary (see Note 4C)	-	3,781	-	-	-	-	-	-	3,781	-	3,781
Share-based payments	-	1,951	-	(76)	-	-	-	-	1,875	-	1,875

Total transactions with owners of the Company	-	6,777	450	(76)	-	-	-	-	7,151	-	7,151
Loss for the year	-	-	-	-	-	-	-	(19,880)	(19,880)	(97)	(19,977)

Other comprehensive profit for the period	-	-	-	-	25	-	-	-	25	-	25
Balance as of December 31, 2023	-	133,184	28,467	10,088	19	761	(859)	(137,453)	34,207	90	34,297

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the year ended December 31,

	2025	2024	2023
	USD thousands

Cash flows from operating activities:
Loss for the year	(26,492)	(7,279)	(19,977)

Adjustments:
Depreciation	203	186	197
Impairment loss	20,482	202	-
Finance income, net	(966)	(3,726)	(2,294)
Share-based payments	309	582	1,875

	(6,464)	(10,035)	(20,199)

Changes in assets and liabilities:
Changes in other current assets	153	96	178
Changes in trade payables	450	(2,076)	1,334
Changes in other payables	205	(2,352)	(1,076)
Changes in post-employment benefit liabilities	-	-	(162)
	808	(4,332)	274
Net cash used in operating activities	(5,656)	(14,367)	(19,925)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired (see Note 4C)	-	-	(3,549)
Proceed from other investments	458	187	875
Decrease (increase) in short term deposits	(9)	2	15,803
Interest received	186	320	755
Acquisition of fixed assets	(3)	-	(3)
Net cash provided by investing activities	632	509	13,881

Cash flows from financing activities:
Proceeds from issuance of ADSs	3,153	5,809	1,563
ADS issuance expenses paid	(312)	(556)	(229)
Proceeds from issuance of warrants and prefunded warrants	4,240	-	5,000
Proceeds from warrant inducement transaction	-	2,028	-
Warrants issuance expenses paid	(508)	(280)	(661)
Repayment of lease liability	(217)	(183)	(168)
Interest paid	(23)	(44)	(56)
Net cash provided by financing activities	6,333	6,774	5,449

Net increase (decrease) in cash and cash equivalents	1,309	(7,084)	(595)
Cash and cash equivalents at the beginning of the year	7,401	14,489	15,030
Effect of translation adjustments on cash and cash equivalents	7	(4)	54
Cash and cash equivalents at end of the year	8,717	7,401	14,489

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Note 1 - General

Reporting entity

A.	Purple Biotech Ltd. (hereinafter: the “Company” or “Purple”) is a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes CAPTN-3, CM24 and NT219. The Company is focused on advancing its lead program, CAPTN-3 - a platform of capped tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Proprietary capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window versus conventional T-cell engagers. The platform’s lead candidate, IM1240 is advancing toward the clinic and IM1305 is in preclinical development. The Company’s pipeline also includes additional clinical-stage assets, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor in a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck.

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

B.	The Company’s securities (American Depositary Shares (“ADSs”)) have been listed for trading on the NASDAQ since November 2015. As of December 31, 2025, each ADS represented 200 ordinary shares with no par value, following reverse share splits effected on August 23, 2020 and September 17, 2024. On March 2, 2026, the Company effected an additional 1:10 ADS change ratio currently represents 2,000 ordinary shares (see Note 9A).

The Company’s address is 4 Oppenheimer St., Science Park Rehovot 7670104 Israel.

C.	In January 2017, the Company acquired the majority of shares of TyrNovo Ltd. (hereinafter: “TyrNovo”). During 2018, the Company acquired additional shares of TyrNovo from various minority shareholders, see also Note 4A.

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

Notes to the Consolidated Financial Statements

Note 1 - General (Cont’d)

D.

Since incorporation through December 31, 2025, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated loss of USD 171 million. The Group has financed its operations mainly through private and public financing rounds. Through December 31, 2025, the Company raised (excluding exercise of warrants) a total of USD 113.8 million net of issuance expenses, see also Note 9.

Based on the projected cash flows and current cash balances, management currently is of the opinion that its existing cash will be sufficient to fund operations for at least the next 12 months from the reporting date. Management’s plans include, but not limited, to pursuing out licensing, alternative financing arrangements, or reducing expenditures as necessary to meet the Company’s future cash requirements. However, there is no assurance that, if required, the Company will be able to raise additional capital when needed, on favorable terms, or at all or reduce discretionary spending to provide the required liquidity.

E.

The “Iron Swords” war began on October 7, 2023, and has significantly affected the security and economic situation of the State of Israel. The effects of the war were reflected, inter alia, in disruptions to supply and production chains, shortages in manpower, volatility in the value of financial assets and in the exchange rates of foreign currencies in relation to the shekel. In addition, the downgrading of Israel’s credit rating by international rating agencies and its impact on the State budget have also affected the overall economy and the business activities of many companies, and consequently financial reporting.

In October 2025, a ceasefire was reached between Israel and Hamas in the Gaza Strip.

As of the date of this report, the Company’s operations continue as usual and no material adverse effect on its business activities or financial condition has been identified. However, the continued security and economic uncertainty may adversely affect the Company’s operations, results and ability to raise capital in the future.

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Consolidated Financial Statements

A.	Statement of compliance with International Financial Reporting Standards

The Group has prepared the consolidated financial statements in accordance with IFRS Accounting Standards (hereinafter: “IFRS”), as issued by the International Accounting Standard Board (“IASB”).

These consolidated financial statements were approved by the board of directors on March 11, 2026.

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

Notes to the Consolidated Financial Statements

Note 2 - Basis of Preparation of the Consolidated Financial Statements (Cont’d)

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

Estimate	Principal assumptions	Possible effects	Reference
Assessment of probability of contingent liabilities	Whether it is more likely than not that an outflow of economic resources will be required in respect of legal claims pending against the Company and its investees	Reversal or creation of a provision for a claim	For information on the Company’s exposure to claims see Note 12B regarding contingent liabilities

Recoverability of intangible assets	The discounted cash flows method includes assumptions about future expenses for the completing development of the intangible assets, future revenues, probability of commercial success rate (in respect of transition between phases of the R&D of the clinical trials until reaching regulatory approval and marketing) and discount rate.	Impairment of the in-process research and development in profit or loss	See Note 4 regarding Intangible assets

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

Data on exchange rates are as follows:

Representative
exchange rate of USD
(NIS/USD 1)
Date of consolidated financial statements:
December 31, 2025	3.190
December 31, 2024	3.647
December 31, 2023	3.627

%
Changes in exchange rates for the year ended:
December 31, 2025	(12.5)
December 31, 2024	0.5
December 31, 2023	3

Notes to the Consolidated Financial Statements

Note 3 - Material Accounting Policies

The accounting policies set out below have been consistently applied for all periods presented in these consolidated financial statements:

A.	Basis of consolidation

1.	Acquisition of Subsidiaries

Upon acquisition of subsidiaries, the Company evaluates whether the acquisition is considered a business acquisition or an acquisition of an asset (or group of assets). If the Company reaches the conclusion that the subsidiary acquired is a considered a business, it accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. If the acquired subsidiary is not considered a business, the Company accounts for the acquisition as a purchase of assets. The Company uses the optional concentration test to determine the accounting treatment of such acquisitions. In applying the concentration test, an entity determines whether substantially all the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If so, the asset is not considered a business. As of December 31, 2025, the acquisitions made by the Company were determined to be an acquisition of assets, see Note 4.

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

As part of the October 2023 and July 2024 and September 2025 capital raising agreements, the Company issued new warrants and amended previous warrants that were classified as derivative financial instruments.

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

The Group presents basic and diluted loss per share data for its ordinary share capital Basic loss per share is calculated by dividing the loss attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the year

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

Finance expenses include losses from exchange rate differences and issuance expenses.

Finance income includes income from short-term and long-term deposits, foreign exchange gains and gains from changes in the fair value of financial instruments.

Interest income and interest expense are recognized using the effective interest method.

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

Depreciation of right-to-use asset

After lease commencement, the right-of-use asset is measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for remeasurements of the lease liability. Depreciation is calculated on a straight-line basis over the contractual lease term

M.	Accounting standards issued but not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements

This standard replaces IAS 1, Presentation of Financial Statements. The standard provides guidance for improving the structure and content of the financial statements, particularly the income statement. The standard includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1, Presentation of Financial Statements. As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes. Furthermore, the results in the income statement will be classified into three new categories: an operating category, an investing category and a financing category.

In addition to the changes in the structure of the income statements, the standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (MPM). Furthermore, the standard adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes.

Effective date and transitional provisions

The standard’s initial date of application is for annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted.

The Group is examining the effects of the standard on its financial statements with no plans for early adoption.

Notes to the Consolidated Financial Statements

Note 4 - Intangible Assets

As of December 31, 2025, and 2024:

	2025	2024
	USD thousands
IPR&D related to TyrNovo (see 4A below)	-	6,172
IPR&D related to Famewave (see 4B below)	-	14,310
IPR&D related to Immunorizon (see 4C below)	7,360	7,360
IPR&D related to Purple GmbH (see 4D below)	-	-

Total intangible assets	7,360	27,842

A	Acquisition of Tyrnovo

During the years 2017 to 2019 the Company acquired shares in TyrNovo, a company developing NT219.

Since 2019 the Company owns 98.47% of TyrNovo. During 2025, following management’s reassessment of the development program and the related expected future economic benefits, the Company determined that the recoverable amount of the TyrNovo IPR&D asset was lower than its carrying amount. Accordingly, the Company recognized a full impairment loss of USD 6,172 thousand.

B.	Acquisition of Famewave

On January 7, 2020 the Company completed the purchase of 100% of FameWave Ltd., a privately held biopharmaceutical company developing CM24. The consideration was recorded based on the fair value of the assets purchased. During 2025, following management’s reassessment of the development program and the related expected future economic benefits, the Company determined that the recoverable amount of the FameWave IPR&D asset was lower than its carrying amount. Accordingly, the Company recognized a full impairment loss of USD 14,310 thousand.

C.	Acquisition of Immunorizon

In February 2023 the Company completed the acquisition of 100% of Immunorizon Ltd., a privately held biotech company developing CAPTN-3, a platform for multispecific T and NK cell engager oncology therapies that selectively activate the immune response within the tumor microenvironment. The acquisition was recorded based on the fair value of the consideration transferred and was accounted for as an asset purchase as it did not meet the definition of a business combination in accordance with IFRS 3. The total consideration for the acquisition amounted to approximately USD 3.6 million and consisted of an aggregate upfront payment of USD 3.5 million in cash and USD 3.5 million in American Depositary Shares (ADSs), representing 11,076 ADSs issued at a price per ADS equal to the NASDAQ volume-weighted average price of the Company’s ADSs for the 60-day period preceding the execution date of the agreement, subject to a three-month lock-up period and a price protection mechanism for 12 months. Additional future considerations include contingent milestone payments of up to USD 94 million upon achievement of certain development and commercial milestones, as well as royalties on net sales.

Notes to the Consolidated Financial Statements

Note 4 - Intangible Assets (Cont’d)

D.	During 2024 the Company impaired the IPR&D related to Purple GmbH following the decision to dissolve Purple GmbH (see note 1).

E.

As of December 31, 2025, the recoverable amount of the in-process research and development assets (hereinafter – “intangible assets”) was based on their value in use and was determined by discounting the future cash flows to be generated from them by using the discounted cash flows method, as part of the annual impairment test in accordance with IAS 36. The discount rate applied in calculating the recoverable amount of the intangible assets was 18%.

During 2025, following management’s reassessment of the development programs and the related expected future economic benefits, the Company recognized total impairment losses of USD 20,482 thousand in respect of the TyrNovo and FameWave IPR&D assets. The impairment losses were recognized in profit or loss under “Impairment loss” in the consolidated statements of operations.

As of December 31, 2025, the Company’s only remaining intangible asset with an indefinite useful life is the IPR&D asset related to Immunorizon in the amount of USD 7,360 thousand.

Management performed sensitivity analyses with respect to key assumptions, including probability of success and discount rate, and concluded that the recoverable amount of the Immunorizon IPR&D asset exceeded its carrying amount as of December 31, 2025. Accordingly, no impairment loss was recognized in respect of this asset.

Note 5 - Cash and Cash Equivalents

	As of December 31,
	2025	2024
	USD thousands
Balance in USD	8,053	7,050
Balance in other currencies	664	351
Total cash and cash equivalents	8,717	7,401

Note 6 - Leases

A.	Information regarding material lease agreements

The Company entered into an agreement for the lease of offices in Rehovot as from September 15, 2020 for a period of 5 years and 3.5 months. Accordingly, the Company initially recognized in the statement of financial position a right-of-use asset in the amount of USD 817 thousand concurrently with the recognition of a lease liability in the same amount.

In July 2025, prior to the expiration of the original lease term, the parties signed an amendment extending the lease period for an additional one year, from January 1, 2026 through December 31, 2026. The amendment also grants the Company an option to extend the lease for an additional four years, through December 31, 2030. This additional optional period was not included in the lease payments used in the calculation of the lease liability, as the Company does not consider it reasonably certain that it will exercise the option.

Notes to the Consolidated Financial Statements

Note 6 - Leases (Cont’d)

B.	Right-to-use assets

Carrying amounts of right-to-use assets and change during the period:

Office lease
USD thousands
Balance as of January 1, 2025	164
Depreciation on right-to-use assets	(200)
Extension of a new lease agreement	258
Balance as of December 31, 2025	222

Balance as of January 1, 2024	316
Depreciation on right-to-use assets	(152)
Balance as of December 31, 2024	164

C.	Lease liability

Maturity analysis of the Company’s lease liabilities

	December 31,	December 31,
	2025	2024
	USD thousands	USD thousands
Less than one year	244	183
One to two years	-	-

Total	244	183

D.	Additional information on leases

Amounts recognized in profit or loss

	2025	2024
	USD thousands	USD thousands
Interest expenses on lease liability	35	23

Notes to the Consolidated Financial Statements

Note 7 - Other Current Assets

	As of December 31,
	2025	2024
	USD thousands
Government authorities	137	109
Prepaid expenses and other receivables	155	275
Total other current assets	292	384

Note 8 - Other Payables

	As of December 31,
	2025	2024
	USD thousands
Due to related parties - salary related	325	317
Accrued expenses and other	797	692
Government authorities	20	65
Salary related	231	126
	1,373	1,200

Note 9 - Equity

A.

The Company’s authorized share capital is 1,000,000,000 ordinary shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into 5 classes of 10,000,000 preferred shares in each class.

On September 17, 2024, the ratio between ADSs and shares was changed from 1:10 to 1:200. In addition, On March 2, 2026, the Company effected a 1:10 change ratio, such that each ADS currently represents 2,000 shares. Accordingly, in these consolidated financial statements, all numbers of ADSs have been retrospectively adjusted to reflect the change ratio.

B.	The Company’s share capital

	As of December 31, 2025		As of December 31, 2024
	Number of shares in thousands
	Authorized	Issued and paid-in	Authorized	Issued and paid-in
Shares, no par value	100,000,000	1,858,912	1,000,000	517,129
Class A preferred shares, no par value	10,000		10,000	-
Class B preferred shares, no par value	10,000		10,000	-
Class C preferred shares, no par value	10,000		10,000	-
Class D preferred shares, no par value	10,000		10,000	-
Class E preferred shares, no par value	10,000		10,000	-

Notes to the Consolidated Financial Statements

Note 9 - Equity (Cont’d)

C.	Changes in share capital during the year

	For the year ended December 31
	2025	(*)2024	(*)2023
	Number of ADSs in thousands
Issued as at January 1	259	126	92
Issuance of ADSs (See D below)	44	93	32
Vesting of RSUs	1	2	2
Exercise of warrants and prefunded warrants	132	38	-
Issuance of ADSs – September 2025 Offering	494	-	-
Issued as at December 31	930	259	126

*	Restated to reflect a 1:10 reverse ratio that took place in March 2026. (see also note 9A)

D.	Financing rounds

1.

On September 5, 2025, the Company completed a public offering pursuant to an effective registration statement on Form F-1. In this offering, the Company issued an aggregate of 305,500 ADSs and pre-funded warrants to purchase up to 294,500 ADSs (of which 188,500 were exercised prior to the closing) at an offering price of USD 10.00 per ADS and USD 9.999 per pre-funded warrant, each accompanied by ordinary warrants. The offering generated aggregate gross proceeds of approximately USD 6.0 million (approximately USD 5.3 million net of placement agent fees and offering expenses).

In addition, the Company issued twenty-four month warrants to purchase up to 1,200,000 ADSs at an exercise price of USD 10.00 per ADS. The warrants are immediately exercisable and expire two years from the closing date. The pre-funded warrants have an exercise price of USD 0.001 per ADS.

In connection with the offering, the Company issued to the placement agent warrants to purchase up to 42,000 ADSs at an exercise price of USD 12.50 per ADS. The placement agent warrants are immediately exercisable and expire on September 7, 2027.

2.

On December 5, 2024, in a registered direct offering on the NASDAQ, the Company raised USD 2.83 million gross (approximately USD 2.5 million net of placement agent fees). The Company issued 47,267 ADSs at a purchase price of USD 60 per ADS, recorded in equity in the amount of USD 2.5 million net of issuance expenses.

In addition, the Company issued to the placement agent registered compensation warrants to purchase up to 3,309 ADSs at a value of USD 109 thousand (included in the net amount raised above), at an exercise price of USD 75 per ADS. These warrants are immediately exercisable and have a term of five years.

Notes to the Consolidated Financial Statements

Note 9 - Equity (Cont’d)

3.

On July 2, 2024, the Company raised USD 2 million gross (approximately USD 1.8 million net of placement agent fees) in a warrant inducement transaction. In this transaction, the Company induced the exercise of certain existing warrants to purchase an aggregate of 28,168 American Depositary Shares (ADSs) of which 16,647 ADSs held in abeyance. The existing warrants had original exercise prices ranging from USD 250 to USD 4,000 per ADS and were originally issued by the Company in October 2023, June 2020, January 2019 and June 2018. The exercise price for these existing warrants was reduced to USD 72 per ADS. As of December 31, 2025, no ADSs are held in abeyance.

In consideration for the exercise of the existing warrants, the Company issued new unregistered Series A-1 warrants to purchase up to an aggregate of 24,897 ADSs and new unregistered Series A-2 warrants to purchase up to an aggregate of 31,438 ADSs. The new warrants are immediately exercisable at an exercise price of USD 80 per ADS. The Series A-1 warrants have a term of five years from the issuance date and the Series A-2 warrants have a term of twenty-four months from the issuance date. The cash received in the transaction was allocated to the new warrants, which were recorded as a liability at their fair value adjusted, for deferred difference between the transaction price and the fair value, of USD 2,028 thousand, and the exercise of the existing warrants was treated as a reclassification from the receipt on account of warrants to share premium.

In addition, the Company issued to the placement agent (or its designees) unregistered compensation warrants to purchase up to 1,972 ADSs at an exercise price of USD 90 per ADS at value of $100 thousand. The unregistered placement agent warrants are immediately exercisable and have a term of five years from the date of July 2, 2024.

4.

On October 19, 2023, in a registered direct offering on the NASDAQ, the Company raised USD 5 million gross (approximately USD 4.3 million net of placement agent fees). In this registered direct offering, the Company issued an aggregate of 12,150 ADSs at a purchase price of USD 230 per ADS and pre-funded warrants to purchase up to 9,589 ADSs. The Company also issued unregistered warrants to purchase up to an aggregate of 21,739 ADSs (hereinafter the “October 2023 warrants”) which are immediately exercisable, that were recorded as a liability at their fair value at a value of USD 5,348 thousand. The October 2023 warrants have a term of five and a half years and have an exercise price of USD 250 per ADS. During 2024, the pre-funded warrants and the October warrants were exercised as part of the warrant inducement transaction in July.

In connection with the offering and effective upon October 19, 2023, the Company amended certain existing warrants to purchase up to an aggregate of 3,158 ADSs that were previously issued in June 2020 and June 2018 at exercise prices of USD 1,800 and USD 5,600 per ADS, respectively, such that the amended warrants have a reduced exercise price of USD 250 per ADS and an extended term of five and a half years from the closing of the offering. The Company recorded USD 761 thousand in issuance expenses in relation to the amendment. During 2024, these warrants were exercised as part of the warrant inducement transaction in July.

In addition, the Company issued to the placement agent (or its designees) unregistered compensation warrants to purchase up to 1,522 ADSs at a value of USD 357 thousand at an exercise price of USD 287.5 per ADS. The unregistered placement agent warrants are immediately exercisable and have a term of five years from the date of October 19, 2023.

In connection with the October 2023 Offering, the Company issued 3,498 ADSs pursuant to an anti-dilution mechanism of that certain Lock-Up and Registration Rights Agreements entered into with former Immunorizon shareholders in connection with the acquisition of Immunorizon in February 2023.

Notes to the Consolidated Financial Statements

Note 9 - Equity (Cont’d)

5.

On June 9, 2021, the Company entered into a sales agreement with Jefferies LLC for the sale of ADSs. Under the terms of the agreement, the Company may offer and sell ADSs from time to time through Jefferies, acting as the Company’s sales agent. The Company initially filed a prospectus for a USD 50 million “at the market” equity offering program (“ATM Program”), which was subsequently reduced to $21 million on March 23, 2022, to USD 3.0 million on October 17, 2023, and to $1.33 million on January 6, 2025. On September 20, 2025, the Company decided to terminate its engagement with Jefferies LLC in connection with the management of its ADS program and to engage H.C. Wainwright & Co., LLC.

During 2025, 2024 and 2023, the Company sold, under the ATM Program, 439,836, 457,801 and 52,202 ADSs at an average price of USD 2.7, USD 9 and USD 32.6 per ADS and raised USD 1.13 million, USD 2.97 million and USD 1.56 million gross (approximately USD 1.09 million, USD 2.85 million and USD 1.5 million net of placement agent fees), respectively.

E.	Other equity transactions

	1.	During 2025, the Company issued 2,596 thousand ordinary shares upon the vesting of restricted share units (RSUs) granted to officers, directors and employees.

On October 29, 2025, the Company issued 51,220 thousand ordinary shares. These shares constituted part of the securities issued in connection with the offering conducted in September 2025.

	2.	During 2024, the Company issued 3,142 thousand ordinary shares on account of vested RSUs granted in 2021, 2022, 2023 to officers, board members and employees.

	3.	During 2023, the Company issued 3,680 thousand ordinary shares on account of vested RSUs granted in 2021, 2022 to officers, board members and employees.

	4.	During 2022, the Company issued 1,380 thousand ordinary shares on account of vested RSUs granted in 2020 and 2021 to officers, board members and employees.

5.	In February 2023 the Company acquired Immunoraizon – see note 4C.

F.	Non-controlling interests

The following table summarizes the information relating to Tyrnovo that has non-controlling interests of 1.53%, before any intra-group eliminations:

	December 31, 2025	December 31, 2024
TyrNovo Ltd.	in USD thousands
Non-current assets	5	6
Current assets	375	184
Current liabilities	(26,831)	(25,901)
Net assets	(26,451)	(25,711)
Net assets attributable to non-controlling interests	(405)	(394)
Loss for the year	739	2,545
Loss allocated to non-controlling interests	11	39

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements

A.

On October 21, 2025, the board of directors of the Company granted 62,450 thousand options (to purchase the equivalent of 31,225 ADSs) and 62,450 thousand RSUs (equivalent to 31,225 ADSs) to employees, executive officers and directors. The options have an exercise price of USD 0.003 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from the grant date. The fair value of these options and RSUs as of the grant date was measured at USD 365 thousand.

On April 29, 2025, the board of directors of the Company granted 3,000 thousand options (to purchase the equivalent of 1.5 thousand ADSs) to the Company’s Chief Financial Officer. The options have an exercise price of USD 0.012 per one ordinary share. The options will vest over 3 years from the date of grant. The options are exercisable for 5 years from the grant date. The fair value of these options as of the grant date was measured at USD 26 thousand.

On August 15, 2024, the board of directors of the Company granted 3,150 thousand options (to purchase the equivalent of 1,575 ADSs) and 3,150 thousand RSUs (equivalent to 1,575 ADSs) to employees. The options have an exercise price of USD 0.037 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 190 thousand.

On March 2, 2023, the board of directors of the Company granted 45 thousand options (to purchase the equivalent of 22.5 ADSs) and 45 thousand RSUs (equivalent to 22.5 ADSs) to an employee. The options have an exercise price of USD 0.198 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 16 thousand.

On April 24, 2023, the board of directors of the Company granted 2,732 thousand options (to purchase the equivalent of 1.4 thousand ADSs) and 2,732 thousand RSUs (equivalent to 1.4 thousand ADSs) to the Board members, subject to the approval of the shareholders, and to employees. The options have an exercise price of USD 0.190 per one ordinary share. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 729 thousand. The board members grant was approved by the shareholders on June 15, 2023.

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

On May 23, 2022, the board of directors of the Company granted 6,635 thousand options and 5,885 thousand RSUs to officers and employees. The options have an exercise price of USD 0.304 per one ordinary share, and for certain employees and consultants USD 0.276 per one ordinary share eligible as from June 23, 2022. The options and RSUs will vest over 3 years from the date of grant. The options are exercisable for 5 years from grant date. The fair value of these options and RSUs as of the grant date was measured at USD 3,237 thousand.

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements (Cont’d)

B.	The number and weighted average exercise prices (in USD) of share options are as follows:

	Weighted average exercise price			Number of options
	2025	2024	2023	2025	2024	2023
Outstanding on January 1	0.36	0.46	0.52	20,364,323	19,218,783	18,468,235
Expired and forfeited during the year	0.35	0.84	0.54	(4,628,747)	(2,004,460)	(2,026,452)
Granted during the year	0.003	0.037	0.19	65,450,000	3,150,000	2,777,000
Outstanding on December 31	0.071	0.36	0.46	81,185,576	20,364,323	19,218,783
Exercisable on December 31	0.404	0.45	0.62	13,449,701	14,420,406	10,923,032

The exercise price is denominated in NIS and is re-measured using historic exchange rates. Options are exercisable into ordinary shares, and each ADS represents 2,000 shares.

The options outstanding at December 31, 2025 had an exercise price of USD 0.003–USD 1.45 (2024 – USD 0.037–USD 6.0; 2023 – USD 0.190–USD 6.0), and a weighted average contractual life of 3.8 years (2024 – 2.51 years; 2023 – 3.10 years).

C.	The number of RSUs are as follows:

	Number of RSUs
	2025	2024
Outstanding at January 1	4,918,917	5,770,750
Granted during the year	62,450,000	3,150,000
Forfeited during the year	(250,000)	(859,584)
Vested during the year	(2,596,075)	(3,142,249)
Outstanding at December 31	64,522,842	4,918,917

 Each RSU is convertible into one ordinary share. Each ADS represents 2,000 ordinary shares.

D.	The fair value of the Company’s share options granted to employees, directors, and consultants, in cases where the fair value of the services received could not be reliably measured, was determined using the Binominal model. The valuation was based on the fair value of traded warrants with similar terms, with certain adjustments made to reflect the specific terms of the options, taking into account their expected term.

E.	The following assumptions were used:

	2025	2024
Share Price - USD	0.0029-0.012	0.36
Exercise price - USD	0.003-0.012	0.37
Expected volatility (%)	98.7-113.13	95.93
Expected duration (years)	2-2.8	2-2.8
Dividend yield (%)	-	-
Risk free rate interest rate (%)	3.66%-3.93%	3.88%

Notes to the Consolidated Financial Statements

Note 10 - Share-based Payment Arrangements (Cont’d)

F.	Expenses recognized in the consolidated financial statements:

	For the year ended December 31,
	2025	2024	2023
	USD thousands
Research and development expenses	113	117	768
General and administrative expenses	196	465	1,107

Total share-based expense recognized	309	582	1,875

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

Expenses of key management personnel:

The Company recorded expenses to executive officers:

	For the year ended December 31
	2025	2024	2023
	USD thousands
Short - term employee benefits	1,231	1,257	2,066
Post-employment benefits	20	(1)	12
Share based payments	148	378	1,346

	1,399	1,634	3,424

The Company recorded expenses to directors:

	For the year ended December 31
	2025	2024	2023
	USD thousands
Short - term benefits	432	394	427
Share based payments	107	193	284

	539	587	711

Notes to the Consolidated Financial Statements

Note 12 - Commitments and contingent liabilities

A.	Commitments

1.	TyrNovo, has obligations to the Israel Innovation Authority (hereinafter: “IIA”) with respect to grants it received from the IIA in connection with TyrNovo’s technology. The requirements and restrictions for such grants are found in the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984 and in the IIA’s rules and guidelines and the terms of these grants.

In general, a recipient company is obligated to pay the IIA royalties from the revenues generated from the sale of products and related services developed as a result of, a research and development program funded, in whole or in part, by the IIA (currently a yearly rate of 3% to 6%), up to the aggregate amount of the total grants received by the IIA, plus annual interest. The recipient company is also obligated to manufacture its drug in Israel unless it receives the approval of the IIA in which case it will be required to pay the higher rate mentioned above. A recipient company is not required to repay the grants if it does not generate revenue.

TyrNovo’s technologies were developed, in part, with funds from IIA grants, and accordingly is obligated to pay royalties on sales of any of its IIA funded products and related services.   As of December 31, 2025, the maximum royalty amount that would be payable by TyrNovo, excluding interest, is approximately NIS 5.5 million (USD 1.72 million), and as of such date, TyrNovo had not paid any royalties to the IIA.

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

Notes to the Consolidated Financial Statements

Note 12 - Commitments and contingent liabilities (Cont’d)

3.

cCAM Biotherapeutics Ltd. (cCam), a subsidiary of Merck Sharp and Dohme Corp. (MSD), has entered into a license agreement with Tel Hashomer Medical Research Infrastructure and Services Ltd. (“THM”) and Ramot at Tel Aviv University Ltd. (“Ramot”) dated April 16, 2012, which was effective as of May 25, 2010, as subsequently amended (the “THM License Agreement”).

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

The Company rejects all the claims presented in the Atzmon Claim. On August 3, 2023, the court ordered the parties to inform of their willingness to a mediation process. The parties agreed to mediation, and a mediator was appointed. The mediation process concluded without success in January 2026. On January 18, 2026, the Court set deadlines for preliminary proceedings and scheduled a pre-trial hearing for June 4, 2026. At this stage, the Company is unable, with any degree of certainty, to assess the likelihood of success of the claim or the scope of potential exposure, if any, in connection with the Atzmon Claim.

Notes to the Consolidated Financial Statements

Note 13 - Research and Development Expenses

	For the year ended December 31
	2025	2024	2023
	USD thousands
Salaries, wages and related expenses	1,049	1,536	2,323
Share-based payments (see also Note 10)	113	117	768
Service providers	2,569	5,967	13,943

	3,731	7,620	17,034

Note 14 - Sales, General and Administrative Expenses

	For the year ended December 31
	2025	2024	2023
	USD thousands
Salaries, wages and related expenses	1,055	925	1,769
Share-based payments (see also Note 10)	112	272	823
Reimbursement of legal fees	-	(86)	(116)
Other professional fees	1,060	772	1,005
Board member remuneration and insurance	487	627	818
Board member share-based payments (see also Note 10)	83	193	284
Maintenance expenses	59	62	196
Travel and car expenses	98	108	130
Depreciation	203	186	197
Other	88	124	131

	3,245	3,183	5,237

Notes to the Consolidated Financial Statements

Note 15 - Finance Expense (Income), net

A.

Revaluation of warrants

The gain is related to fair value adjustments of warrants. The 2024 and 2025 warrants, which are classified as financial liabilities, included a cashless exercise feature as well as customary provisions applicable upon the occurrence of a fundamental transaction. These warrants generated a gain of USD 1,524 thousand as a result of a decrease in their fair value during the period.

B.	Finance expenses and income

	For the year ended December 31
	2025	2024	2023
	USD thousands
Finance expenses
Fees and interest expense	39	41	56
Loss from exchange rate differences, net	-	11	13
Issuance expenses (see note 9D)	943	406	2,126
Other	-	25	-
	982	483	2,195

	For the year ended December 31
	2025	2024	2023
	USD thousands
Finance income
Interest income from deposits	(227)	(260)	(474)
Income from exchange rate differences, net	(11)	-	-
Changes in fair value of finance instruments (see Note 18B2)	(182)	(608)	(517)
Other	(4)	-	(1)
	(424)	(868)	(992)

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income

A.	Corporate tax rate

The tax rate applicable to the Group is 23%.

B.

Carry-forward losses

The Company and its subsidiaries incurred losses through 2025, which are not expected to be utilized in the foreseeable future. Therefore, the Group did not record current taxes or deferred tax assets.

In 2025, the main reconciling item from the statutory tax rate of the Company (23%, representing a theoretical tax benefit of approximately USD 6 million) to the effective tax rate (0%) is mainly due to the fact that deferred taxes were not created in respect of current year tax losses and benefits.

The carry-forward loss for tax purposes of the Company and its subsidiaries, and the unrecognized research and development expenses, amount to USD 118 million as of December 31, 2025 (2024 – USD 100 million, 2023 – USD 96 million).

Note 17 - Employee benefits

A.	Employee benefits include post-employment benefits and short-term benefits.

	For the Year ended December 31
	2025	2024
	USD thousands	USD thousands
Short-term benefits	251	331

Post-employment benefit liabilities	160	140

B.	Post-employment benefit plans – defined contribution plan

The Company has a defined contribution plan in respect of the Company’s liability in respect of its employees who are subject to Section 14 of the Severance Pay Law – 1963.

	For the Year ended December 31
	2025	2024	2023
	USD thousands	USD thousands	USD thousands
Amount recognized as expense in respect of defined contribution plan	234	322	401

C.	Certain of the Company’s executives are entitled to annual and special bonuses under the terms of their employment and consulting agreements. These bonuses will become due upon the achievement of certain goals or agreements. These consolidated financial statements include bonuses expenses in the amount of USD 399 thousand for the year ended December 31, 2025, USD 68 thousand for the year ended December 31, 2024, and USD 446 thousand for the year ended December 31, 2023.

D.	The CEO is entitled to benefits upon termination of employment, see Note 11 on related parties. These benefits are measured based on the time of service and monthly pay and the expected term of his employment. These consolidated financial statements include a liability due to these grants of USD 160 thousand and USD 140 thousand, as of December 31, 2025 and 2024, respectively.

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

The Group held cash and cash equivalents and short-term deposits of USD 9,574 thousand at December 31, 2025 (2024 – USD 8,249 thousand). These are held with banks, which are rated BBB+ or BBB-, based on S&P Rating Agency ratings. The short-term deposits, mainly in USD, bear fixed interest ranging between 0.2% - 4.46%.

As of December 31, 2025 the Group has an amount of USD 157 thousand in short term deposits guaranteed for the Group’s leases and credit and an amount of USD 700 thousand in short term deposits guaranteed for hedging transactions.

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

Notes to the Consolidated Financial Statements

Note 18 - Financial Instruments (Cont’d)

Set forth below is a sensitivity test to possible changes in USD/NIS exchange rate as of December 31, 2025:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 2%	Up 5%
Cash and cash equivalents and deposits	14	34	689	(14)	(34)
Other current assets	4	10	206	(4)	(10)
Accounts payable	(3)	(8)	(150)	3	8
Other payables	(22)	(54)	(1,078)	22	54
Post-employment benefit liabilities	(3)	(8)	(160)	3	8
Total income (loss)	(10)	(26)		10	26

Set forth below is a sensitivity test to possible changes in USD/ EURO exchange rate as of December 31, 2025:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 2%	Up 5%
Cash and cash equivalents and deposits	2	6	125	(2)	(6)
Accounts payable	0	0	0	0	0
Other payables	0	0	0	0	0
Total income (loss)	2	6		(2)	(6)

Set forth below is a sensitivity test to possible changes in USD/NIS exchange rate as of December 31, 2024:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 2%	Up 5%
Cash and cash equivalents and deposits	8	21	423	(8)	(21)
Other current assets	14	35	704	(14)	(35)
Accounts payable	(1)	(3)	(60)	1	3
Other payables	(14)	(36)	(723)	14	36
Post-employment benefit liabilities	(3)	(7)	(140)	3	7
Total income (loss)	4	10		(4)	(10)

Set forth below is a sensitivity test to possible changes in USD/ EURO exchange rate as of December 31, 2024:

Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 2%	Down 5%		Up 2%	Up 5%
Cash and cash equivalents and deposits	1	2	39	(1)	(2)
Accounts payable	(2)	(5)	(92)	2	5
Other payables	(1)	(2)	(50)	1	2
Total income (loss)	(2)	(5)		2	5

Notes to the Consolidated Financial Statements

Note 18 - Financial Instruments (Cont’d)

B.	Financial instruments measured at fair value:

1.	The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, short term deposits, trade payables, and other payables are the same or proximate to their fair value.

2.	In October 2021, the Company received a convertible note in the amount of USD 1.5 million and a warrant to purchase 300 thousand Coeptis shares, as part of the termination arrangement with Coeptis, at an exercise price of USD 5 per warrant. During 2025, the Company exercised the warrants and sold the shares for proceeds of USD 468,500.

As a result, the financial instruments (the convertible note and the warrants) were fully derecognized from the financial statements.

3.	In October 2023, as part of a registered direct offering, the Company issued 21,739 warrants, and amended certain existing warrants to purchase up to an aggregate of 2,778 of the Company’s ADSs that were previously issued in June 2020 at exercise prices of $1,800 per ADS such that effective upon the closing of the offering the amended warrants will have a reduced exercise price of $250 per ADS and will expire five and a one-half years from the closing date of the offering.

On July 2, 2024, the Company induced the exercise of certain existing warrants (including the above October warrants) to purchase an aggregate of 28,168 American Depositary Shares (ADSs). In consideration for the exercise of the existing warrants, the Company issued new unregistered Series A-1 warrants to purchase up to an aggregate of 24,897 ADSs and new unregistered Series A-2 warrants to purchase up to an aggregate of 31,438 ADSs (see Note 9D2).

The warrants were classified as a financial liability as they can be settled in cash upon the occurrence of a Fundamental Transaction, as defined in the agreement. The liability was initially recognized at its fair value on the closing date of the offering and is subsequently measured at fair value at each reporting date, with changes recognized in profit and loss. As of December 31, 2025, the carrying amount of these warrants was approximately $47 thousand.

4.	On September 5, 2025, in connection with a registered direct offering, the Company issued 1,199,999 ordinary warrants. The warrants were classified as financial liability as they can be settled in cash upon the occurrence of a Fundamental Transaction as defined in the agreement. The liability was initially recognized at its fair value on the closing date of the offering and is subsequently measured at fair value at each balance sheet date, with changes recognized in profit or loss. As of December 31, 2025, the carrying amount of these warrants was approximately $4,027 thousand.

Notes to the Consolidated Financial Statements

Note 18 - Financial Instruments (Cont’d)

4.	Fair value hierarchy of financial instruments measured at fair value:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset and liabilities
Financial liability of warrants	-	-	4,066	4,066

	December 31, 2024
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset and liabilities
Convertible debt instrument and warrant (see Note 18B (2))	275	-		275
Financial liability of warrants	-	-	1,149	1,149

Details regarding fair value measurement at Level 3:

Financial liability- warrant

Balance as of January 1, 2025	1,149
Exercise	(88)
Issuance	4,240
Revaluation	(1,235)
Balance as of December 31, 2025	4,066

	Financial asset- convertible note	Financial liability- warrant

Balance as of January 1, 2024	73	2,518
Exercise	-	(56)
Issuance	-	2,028
Proceed	(187)	-
Revaluation	114	(3,341)
Balance as of December 31, 2024	-	1,149

Notes to the Consolidated Financial Statements

Note 18 - Financial Instruments (Cont’d)

Financial instrument	Valuation method for determining fair value	Significant unobservable inputs
For the year ended December 31, 2025
Warrant (see note 9D1)	Black - Scholes	expected term	0.51, 3.51 years
		expected volatility	177.59%, 102.59%
		annual risk free interest	3.65%, 3.69%
		dividend yield	0%

For the year ended December 31, 2024
Warrant (see note 9D1)	Black - Scholes	expected term	4.5, 1.5 years
		expected volatility	97.31%, 129.83%
		annual risk free interest	4.30%, 4.54%
		dividend yield	0%

Note 19 - Subsequent Events

1. Change in ADS Ratio

On February 25, 2026, the Company announced a change in the ratio of its American Depositary Shares (“ADSs”) from one (1) ADS representing 200 ordinary shares to one (1) ADS representing 2,000 ordinary shares, which became effective on March 2, 2026. The change has the same effect as a one-for-ten reverse ADS split and does not affect the number of the Company’s ordinary shares. Accordingly, all amounts presented in the financial statements relating to ADSs, including the number of ADSs, earnings per ADS and any other per-ADS data, have been retroactively adjusted to reflect the ADS ratio change, unless otherwise indicated.

2. Operation “Roaring Lion”

Subsequent to the balance sheet date, on February 28, 2026, Israel, together with the United States, launched a military attack in Iran targeting missile systems and additional targets of the Iranian regime. In response, the Iranian regime began launching missiles and unmanned aerial vehicles toward Israel and other countries in the region. On March 1, 2026, the escalation expanded to Lebanon following attacks against Israel by Hezbollah. Following the outbreak of these security events, the Israeli authorities imposed restrictions across the country, including limitations on public gatherings, educational activities and operations of workplaces that are not defined as essential services. In addition, additional military reserve forces were mobilized.

These events constitute non-adjusting events after the reporting period in accordance with IAS 10 – Events after the Reporting Period, as they reflect circumstances that arose after the balance sheet date.

The majority of the Company’s operations are conducted outside Israel. Accordingly, at this stage management does not expect these events to have a material impact on the Company’s operations. However, the Company cannot currently assess the full extent of the potential effects of these developments, if any, and continues to monitor the situation and its potential implications on its operations.